Form 20-F
Paragon Shipping Inc.
filed 2008-05-02
CIK 1401112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report. . . . . . . . . . . . . . . .

For the transition period from to

Commission file number _____________________________

PARAGON SHIPPING INC.
(Exact name of Registrant as specified in its charter)

Paragon Shipping Inc.
(Translation of Registrant’s name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

15 Karamanli Ave, Voula 16673, Athens, Greece
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common share, $0.001 par value	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class	Name of each exchange on which registered
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2007, there were 25,744,983 shares of the registrant’s Common Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

FORWARD-LOOKING STATEMENTS

Paragon Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words “believe”, “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

Please note in this annual report, “we”, “us”, “our”, “The Company”, all refer to Paragon Shipping Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.	Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data and are stated in U.S. dollars, other than share and fleet data. The selected consolidated financial data in the table as of December 31, 2006 and 2007, for the period from inception (April 26, 2006) to December 31, 2006 and for the year ended December 31, 2007, is derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and have been audited by Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu. The following data should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	Period from inception (April 26, 2006) to December 31, 2006(1)	Year ended December 31, 2007
INCOME STATEMENT DATA
Net revenue	$4,729,160	$73,185,127
Voyage expenses	18,970	348,452
Vessel operating expenses	559,855	11,474,480
Management fees charged by a related third party	170,750	2,076,678
Depreciation	1,066,527	17,204,304
General and administrative expenses (including share based compensation of $1,476,717 for the period from inception (April 26, 2006) to December 31, 2006 and $20,212,149 for the year ended December 31, 2007)(2)	1,782,429	27,010,327
Operating income	1,130,629	15,070,886
Interest and finance costs	(951,798)	(10,328,845)
Unrealized loss on interest rate swap	(117,965)	(1,252,736)
Interest income	404,409	997,178
Gain from the change in fair value of warrants	—	493,962
Foreign currency losses	(3,511)	(76,709)
Net income	461,764	4,903,736
Income allocable to Class B common shares	259,036	2,954,848
Income available to Class A common shares	202,728	1,948,888
Earnings per Class A common share, basic	$0.14	$0.12
Earnings per Class A common share, diluted	$0.14	$0.11
Earnings per Class B common share, basic and diluted(3)	$0.00	—
Weighted average number of Class A common shares, basic	1,441,887	16,495,980
Weighted average number of Class A common shares, diluted	1,442,639	17,438,463
Weighted average number of Class B common shares, basic and diluted	1,842,381	—
Dividends declared per Class A common shares	—	1.91
Dividends declared per Class B common shares	—	1.48

	As of December 31, 2006 and for the period from inception (April 26, 2006) to December 31, 2006(1)	As of and for the year ended December 31, 2007
BALANCE SHEET AND OTHER FINANCIAL DATA
Current assets, including cash	$33,410,044	$33,426,286
Total assets	188,239,859	659,472,477
Current liabilities	4,249,625	21,801,465
Long-term debt	77,437,500	309,000,000
Obligations for warrants	10,266,969	—
Other long-term payable	—	586,499
Interest rate swap	—	1,370,701
Below market acquired time charters	—	51,077,602
Shareholders' equity	96,285,765	275,636,210
Net cash provided by operating activities	1,621,892	42,769,314
Net cash used in investing activities	(155,355,447)	(426,493,679)
Net cash provided by financing activities	186,065,403	382,721,154

	Period from inception (April 26, 2006) to December 31, 2006	Year ended December 31, 2007
FLEET DATA
Average number of vessels(4)	0.74	7.18
Total voyage days for fleet(5)	185	2,550
Number of vessels at end of period	4	11
Average age of fleet	9	7
Total calendar days for fleet(6)	185	2,622
Fleet utilization(7)	100%	97%
AVERAGE DAILY RESULTS
Time charter equivalent(8)	$25,460	$28,563
Vessel operating expenses(9)	3,026	4,376
Management fees	923	792
General and administrative expenses(10)	9,635	10,301
__________________________
(1)
The Blue Seas and the Deep Seas were delivered to our affiliated entities, Icon Shipping Limited and Elegance Shipping Limited, respectively, in October of 2006.  We deem Icon Shipping Limited and Elegance Shipping Limited to be affiliates of ours because we and each of these entities may be deemed to be under the common control of Innovations Holdings, S.A., which is beneficially owned by our chairman and chief executive officer, Mr. Michael Bodouroglou.  Because of this affiliation the acquisitions of these vessels by our affiliates have been accounted for by us as a combination of entities under common control in a manner similar to pooling of interests.  Accordingly, our consolidated financial statements have been prepared as if the vessels were owned by us as of October 4, 2006 and October 12, 2006 (i.e., vessels' delivery date to Icon Shipping Inc. and Elegance Shipping Inc.), respectively.

(2)
The total cost of salaries to our senior management, the remuneration to our non-executive directors and the consulting fees amounted to $175,627 and $1,716,078 for the period from inception (April 26, 2006) through December 31, 2006 and for the year ended December 31, 2007, respectively.

(3)
In calculating the basic earnings per share for our Class B common shares, net income was not allocated to our Class B common shares prior to the completion of our initial public offering on August 15, 2007.  Thus, for the period ended December 31, 2006 no portion of net income was allocated to Class B common shares and accordingly, the basic earnings per share for our Class B common shares was zero.  Following the completion of our initial public offering, all Class B common shares were converted into common shares.

(4)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(5)
Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.

(6)
Total calendar days for fleet are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(7)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(8)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of the vessels in our fleet. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage net revenue less of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(9)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10)	Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common shares.

Industry Specific Risk Factors

Charter hire rates for drybulk carriers may decrease in the future, which may adversely affect our earnings

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk carriers has varied widely. Although charter hire rates decreased slightly during 2005 and the first half of 2006, since July 2006, charter rates have risen sharply and are currently near their historical highs reached during October and November 2007. Charter hire rates for Panamax and Capesize drybulk carriers have declined from their historical high levels during the first quarter in 2008. Because we generally charter our vessels pursuant to one-to two year time charters, we are exposed to changes in spot market rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders. The supply of and demand for shipping capacity strongly influences freight rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	demand for and production of drybulk products;

•	global and regional economic and political conditions including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts;

•	the distance drybulk is to be moved by sea;

•	environmental and other regulatory developments; and

•	changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, i.e. laid-up, drydocked, awaiting repairs or otherwise not available for hire.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our drybulk carriers will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

An over-supply of drybulk carrier capacity may lead to reductions in charter hire rates and profitability

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order are near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2007.  As of January 2008, newbuilding orders had been placed for an aggregate of more than 48.0% of the current global drybulk fleet, with deliveries expected during the next 48 months. An over-supply of drybulk carrier capacity may result in a reduction of charter hire rates. If such a reduction occurs, upon the expiration or termination of our vessels’ current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations

A significant number of the port calls made by our vessels involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region.  As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, a slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our business, financial position, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow under our senior secured credit facilities or cause us to breach covenants in our senior secured credit facilities and adversely affect our operating results

The fair market values of drybulk carriers have generally experienced high volatility.  The market prices for secondhand drybulk carriers reached historic highs in 2007.  You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings.  If the market value of our fleet declines, we may not be able to draw down the full amount of our senior secured credit facilities that we have entered into and we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all.  Further, while we believe that the current aggregate market value of our drybulk vessels will be in excess of amounts required under the senior secured credit facilities that we have entered into, a decrease in these values could cause us to breach some of the covenants that are contained in our senior secured credit facilities and in future financing agreements that we may enter into from time to time.  If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.  In addition, if the book value of one of our vessels is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.  Please see the section of this annual report entitled “The Drybulk Shipping Industry” for information concerning historical prices of drybulk carriers.

World events could affect our results of operations and financial condition

The threat of future terrorist attacks in the United States or elsewhere continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition.  The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we pay to our stockholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues have historically been stronger in fiscal quarters ended December 31 and March 31. While this seasonality has not materially affected our operating results, it could materially affect our operating results and cash available for distribution to our stockholders as dividends in the future.

Rising fuel prices may adversely affect our profits

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income and could subject us to increased liability under applicable law or regulation

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or their impact on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The operation of drybulk carriers has certain unique operational risks which could affect our earnings and cash flow

The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk.  By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea.  Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends to our shareholders.

Company Specific Risk Factors

Our earnings and the amount of dividends that we are able to pay in the future may be adversely affected if we do not successfully employ our vessels

We employ our drybulk carriers primarily on one and two year time charters.  Period charters provide relatively steady streams of revenue, but vessels committed to period charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages might be more profitable.  Charter hire rates for drybulk carriers are volatile, and in the past charter hire rates for drybulk carriers have declined below operating costs of vessels.  If our vessels become available for employment in the spot market or under new period charters during periods when market prices have fallen, we may have to employ our vessels at depressed market prices, which would lead to reduced or volatile earnings.  We cannot assure you that future charter hire rates will enable us to operate our vessels profitably or to pay you dividends.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow

Our charters may terminate earlier than the dates indicated in this annual report.  The terms of our charters vary as to which events or occurrences will cause a charter to terminate or give the charterer the option to terminate the charter, but these generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the drybulk shipping industry, the charter rates received for specific types of vessels and various operating expenses. The costs and delays associated with the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We cannot predict whether our charterers will, upon the expiration of their charters, recharter our vessels on favorable terms or at all.  If our charterers decide not to re-charter our vessels, we may not be able to recharter them on terms similar to the terms of our current charters or at all. In the future, we may also employ our vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.

If we receive lower charter rates under replacement charters or are unable to recharter all of our vessels, the amounts available, if any, to pay dividends to our shareholders may be significantly reduced or eliminated.

Investment in derivative instruments such as freight forward agreements could result in losses

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow.

We cannot assure you that we will pay dividends

Our policy is to pay quarterly dividends in February, May, August and November of each year as described in "Our Dividend Policy." However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements, including our existing and new senior secured credit facilities, may also prohibit our declaration and payment of dividends under some circumstances.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this annual report or at all.

We may have difficulty effectively managing our planned growth, which may adversely affect our ability to pay dividends

Since the completion of our initial public offering in August 2007, we have taken delivery of four Panamax drybulk carriers and one Supramax drybulk carrier. The addition of these vessels to our fleet has resulted in a significant increase in the size of our fleet and imposes significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

Our future growth will primarily depend on our ability to:

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhance our customer base;

•	manage our expansion; and

•	obtain required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth. If we are not able to successfully grow the size of our company or increase the size of our fleet, our ability to pay dividends may be adversely affected.

The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of Allseas Marine S.A., or Allseas, which is responsible for all of the commercial and technical management functions for our fleet and is an affiliate of our chairman and chief executive officer, Mr. Michael Bodouroglou, and may necessitate that we, and they, increase the number of personnel.  Allseas may have to increase its customer base to provide continued employment for our fleet, and such costs will be passed on to us by Allseas.

We are dependent on Allseas for the commercial and technical management our fleet

The only employees we currently have are Mr. Bodouroglou, our chief executive officer, George Skrimizeas, our chief operating officer, Christopher Thomas, our chief financial officer, and Maria Stefanou, our internal legal counsel and corporate secretary and we currently have no plans to hire additional employees.  As we subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas’ services or its failure to perform its obligations to us could materially and adversely affect the results of our operations.  Although we may have rights against Allseas if it defaults on its obligations to us, you will have no recourse directly against Allseas. Further, we expect that we will need to seek approval from our lenders to change our commercial and technical manager.

Allseas is a privately held company and there is little or no publicly available information about it

The ability of Allseas to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Allseas’ financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless Allseas began to default on its obligations. As a result, an investor in our shares might have little advance warning of problems affecting Allseas, even though these problems could have a material adverse effect on us.

Our chairman and chief executive officer has affiliations with Allseas which may create conflicts of interest

Our chairman and chief executive officer is the beneficial owner of all of the issued and outstanding capital stock of Allseas. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Allseas, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with Allseas and Mr. Bodouroglou.  Allseas may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits.  In particular, Allseas currently provides management services to five drybulk carriers, other than the vessels in our fleet, that are owned by entities affiliated with Mr. Bodouroglou, and such entities may acquire additional vessels that will compete with our vessels in the future.  Mr. Bodouroglou granted to us the right to purchase the remaining five vessels for which Allseas provides management services which was declined, as well as a right of first refusal over future vessels that he or entities affiliated with him may seek to acquire in the future.  However, we may not exercise our right to acquire all or any of these vessels in the future, and such vessels may compete with our fleet. These conflicts of interest may have an adverse effect on our results of operations.

Servicing our outstanding debt and any future indebtedness that we incur will limit funds available for other purposes such as the payment of dividends

In addition to our current outstanding indebtedness, we expect to incur additional secured debt. While we do not intend to use operating cash to pay down principal, we must dedicate a portion of our cash flow from operations to pay the interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. We will have to incur debt in order to expand our fleet, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes, including distributing cash to our shareholders, and our inability to service debt could lead to acceleration of our debt and foreclosure on our fleet.

Our senior secured credit facilities contain restrictive covenants that may limit our liquidity and corporate activities

Our senior secured credit facilities impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	compete effectively to the extent our competitors are subject to less onerous financial restrictions;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell our vessels.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions.  Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ consent when needed.  This may prevent us from taking actions that are in our shareholders’ best interest.

Our credit facilities impose certain conditions on the payment of dividends

The terms of our credit facilities contain a number of financial covenants and general covenants that require us to, among other things, maintain vessel market values of at least 140% and in case of a dividend declaration at least 154% (a ratio which we will determine quarterly and at each dividend payment date) of the outstanding facility amount, minimum cash balances and insurance including, but not limited to, hull and machinery insurance in an amount at least equal to the fair market value of the vessels financed, as determined by third party valuations.  We may not be permitted to pay dividends under our credit facilities if we are in default of any of these loan covenants or if we do not meet specified debt coverage ratios.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

Purchasing and operating previously owned, or secondhand, drybulk carriers may result in increased operating costs and off-hire days for our vessels, which could adversely affect our earnings

While we normally inspect secondhand vessels prior to purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us, and accordingly, we may not discover defects or other problems with such vessels prior to purchase. If this were to occur, such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Generally, we do not receive the benefit of warranties on secondhand vessels.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment agreements with each of our chairman and chief executive officer, chief operating officer, chief financial officer and our internal legal counsel and corporate secretary. We have consulting agreements with companies beneficially owned by the chief executive officer, the chief operating officer, the chief financial officer and the internal legal counsel and corporate secretary. Our success will depend upon our ability to hire and retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain “key man” life insurance on any of our officers.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties

We are insured against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity associations or clubs, or P&I Associations.  We also procure hull and machinery insurance and war risk insurance for our fleet.  We insure our vessels for third party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered.  We can give no assurance that we will be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

We cannot assure you that we would be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future.  For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution.  Any uninsured or underinsured loss could harm our business and financial condition.  In addition, our insurance may be avoidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.  Further, we cannot assure you that our insurance policies will cover all losses that we incur.  Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and cash flow.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current fleet consists of seven Panamax drybulk carriers, three Handymax drybulk carriers and one Supramax drybulk carrier with an aggregate capacity of approximately 706,358 dwt and a weighted average age of seven years as of December 31, 2007. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations

We generate substantially all of our revenues in U.S. dollars but certain of our expenses are incurred in currencies other than the U.S. dollar. This difference could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to these other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value could increase, decreasing our net income and cash flow from operations. For example, during 2007, the value of the U.S. dollar declined by approximately 12% as compared to the Euro.

We may have to pay tax on United States source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations.

We do not expect that we and each of our subsidiaries will qualify for this statutory tax exemption for the 2007 taxable year, although we anticipate that we will qualify for this exemption beginning with the 2008 taxable year.  There are factual circumstances beyond our control that could cause us to be unable to obtain the benefit of this tax exemption in future years and thereby remain subject to United States federal income tax on our United States source income.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S.-source shipping income under Section 887 of the Code. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

For the 2007 taxable year, we estimate that our maximum United States federal income tax liability will be $0.17 million under Section 887.  Please see the section of this annual report entitled "Taxation" under item 10.E. for a more comprehensive discussion of the United States federal income tax consequences.

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to United States holders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the United States Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders will face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common shares.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels

Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agent encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our stockholders may be reduced.

Because our seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings

Our vessel owning subsidiaries employ approximately 500 seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

If Allseas is unable to perform under its vessel management agreements with us, our results of operations may be adversely affected

As we expand our fleet, we will rely on Allseas to recruit suitable additional seafarers and to meet other demands imposed on Allseas.  We cannot assure you that Allseas will be able to meet these demands as we expand our fleet.  If Allseas’ crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels.  If Allseas is unable to provide the commercial and technical management service for our vessels, our business, results of operations, cash flows and financial position and our ability to pay dividends may be materially adversely affected.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

We operate as an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea.  Future hostilities or other political instability in regions where our vessels trade could affect our trade patterns, increase the risk of attacks on our vessels and adversely affect our operations and performance.

It may not be possible for investors to enforce U.S. judgments against us

We and all our subsidiaries are incorporated in jurisdictions outside the United States and substantially all of our assets and those of our subsidiaries are located outside the United States.  In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States.  As a result, it may be difficult or impossible for United States investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in United States courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of United States courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable United States federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Risks Relating to Our Common Shares

There is no guarantee that there will continue to be an active and liquid public market for you to resell our common shares in the future

The price of our common shares may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the drybulk shipping industry;

•	market conditions in the drybulk shipping industry;

•	changes in government regulation;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The drybulk shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of stockholders of the Marshall Islands may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a relatively more substantial body of case law.

Our chairman and chief executive officer and Innovation Holdings, which is beneficially owned by our chairman and chief executive officer and members of his family, collectively hold approximately 19.3% of our total outstanding common shares which enables considerable control over matters on which our shareholders are entitled to vote

Mr. Michael Bordouroglou, our President and chief executive officer, beneficially own 5,203,288 shares, or approximately 19.3% of our outstanding common shares, the vast majority of which is held indirectly through entities over which he exercise sole voting power.  Please see Item 7.A. “Major Stockholders.”  While Mr. Bordouroglou and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of our common shares that they own, they effectively control the outcome of matters on which our shareholder are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholder to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 662/3% of our outstanding common shares entitled to vote for the directors;

•	limiting the persons who may call special meetings of shareholders; and

•	restrict business combinations with interested shareholders.

In addition, we have adopted a shareholder rights plan pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including provisions of our shareholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Item 4. Information on the Company

A.   History and development of the Company

Paragon Shipping Inc. is a Marshall Islands company formed on April 26, 2006. Our executive offices are located at 15 Karamanli Ave, Voula 16673, Athens, Greece. Our telephone number at this address is +30 210 891 4600. Allseas Marine S.A., or Allseas, is responsible for all commercial and technical management functions for our fleet. Allseas is an affiliate of our chairman and chief executive officer, Michael Bodouroglou.

We are a global provider of shipping transportation services.  We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Our current fleet consists of seven Panamax drybulk carriers, three Handymax drybulk carriers and one Supramax drybulk carrier with an aggregate capacity of approximately 706,358 dwt and a weighted average age of seven years as of December 31, 2007. Since inception we grew our fleet to four drybulk carriers by December 31, 2006 and in 2007 we took delivery of the other seven vessels comprising our current fleet of eleven vessels.

We concluded a private placement in November 2006 pursuant to which we issued a total of 9,062,000 Class A common shares, which we also refer to as our “common shares,” and 1,849,531 warrants to purchase Class A common shares to certain institutional investors and issued an additional 2,250,000 Class A common shares and 450,000 warrants to purchase Class A common shares to Innovation Holdings, S.A., or Innovation Holdings, an entity beneficially owned by our chairman and chief executive officer, Mr. Michael Bodouroglou.  In addition, we issued 2,003,288 Class B common shares to Innovation Holdings at the time of our private placement in November 2006.  On July 16, 2007 a shelf registration statement (file no 333-143481) covering the resale of 11,097,187 of our Class A common shares and 1,849,531 of our warrants was declared effective by the U.S. Securities and Exchange Commission.

On August 15, 2007 we completed our initial public offering of 10,300,000 Class A common shares and on September 13, 2007 issued an 697,539 Class A common shares upon the partial exercise of the over-allotment option granted to the underwriters of our initial public offering. Those offerings generated $175,960,624 in gross proceeds at an offering price of $16.00 per share, before deduction of underwriters’ commissions and expenses of $11,437,440.  In addition, certain selling shareholders sold an aggregate of 318,728 Class A common shares in the over-allotment option at the same price per share.  Following our initial public offering, all the 2,003,288 Class B common shares were converted into Class A common shares on a one-for-one basis.  Our common shares commenced trading on the Nasdaq Global Market under the symbol “PRGN” on August 10, 2007.

As of April 16, 2008 our total outstanding common shares was 26,961,612.

In October and December 2006 we entered into purchase agreements for the initial six Panamax and Handymax drybulk carriers of our fleet, for an aggregate purchase price of $210.35 million, excluding certain pre-delivery expenses. These six vessels were delivered to us in December 2006 and January 2007 and funded with the net proceeds of our private placement and the sale of Class A common shares and warrants to Innovation Holdings, together with drawings under our senior secured credit facility.  In July 2007 we entered into agreement to purchase three additional drybulk carriers, one Supramax and two Panamax, for an aggregate purchase price of $180.9 million, excluding certain pre-delivery expenses, which we funded with the net proceeds of our initial public offer in August 2007 and with drawings under the revolving bridge loan facility with Commerzbank AG.  These three vessels were delivered to us in August and September, 2007.  In October 2007, we entered into purchase agreements for two additional Panamax drybulk carriers for an aggregate purchase price of $178.0 million which we funded with drawings under our existing credit facilities.  These two vessels were delivered to us in November and December 2007, respectively.

B.   Business overview

As of December 31, 2007, our fleet consisted of seven Panamax drybulk carriers, three Handymax drybulk carriers and one Supramax drybulk carrier.

The following table presents certain information concerning the drybulk carriers in our fleet as of April 16, 2008.

						Re-delivery date from charterer(2)
Vessel name	Dwt	Year built	Delivery Date	Charterer name	Charter rate ($ per day)(1)	Earliest	Latest
Crystal Seas	43,222	1995	Jan. 10, 2007	San Juan Navigation	24,000	Apr. 9, 2008	July 8, 2008
Blue Seas	45,654	1995	Oct. 4, 2006	Korea Line Corp.	28,500	Oct. 25, 2008	Jan. 23, 2009
Clean Seas	46,640	1995	Jan. 8, 2007	AS Klaveness	20,000	Oct. 24, 2008	Feb. 24, 2009
Kind Seas	72,493	1999	Dec. 21, 2006	Express Sea Transport	23,600	Sept. 17, 2008	Feb. 18, 2009
Deep Seas	72,891	1999	Oct. 12, 2006	Morgan Stanley	34,250	Sept. 1, 2009	Dec. 31, 2009
Calm Seas	74,047	1999	Dec. 28, 2006	Korea Line Corp.	37,000	Jan. 28, 2010	Apr. 28, 2010
Sapphire Seas	53,702	2005	Aug. 13, 2007	Korea Line Corp.	30,750(3)	May 23, 2010	July 23, 2010
Pearl Seas	74,483	2006	Aug. 16, 2007	D'Amato Shipping	30,500(4)	June 26, 2008	Sept. 10, 2008
Diamond Seas	74,274	2001	Sept. 17, 2007	Vespucci Marine C.V.	27,500	May 2, 2010	July 17, 2010
Coral Seas	74,477	2006	Nov. 21, 2007	Bunge S.A.	54,000	Dec. 16, 2009	Mar. 15, 2010
Golden Seas	74,475	2006	Dec. 10, 2007	Bunge S.A.	64,000	Oct. 26, 2008	Jan. 26, 2009

__________________________
(1) This table shows gross daily charter rates and does not reflect commissions payable by us to third party chartering brokers, our charterers and Allseas ranging from 2.50% to 6.25% including, in each case, 1.25% to Allseas.
(2) The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon termination of the charter.
(3) The daily charter rate for Sapphire Seas decreases to $26,750 as of June 24, 2008 and decreases to $22,750 as of June 24, 2009.

(4) On March 17, 2008 we agreed with Korea Line Corp. to enter into a new time charter agreement regarding the next employment of Pearl Seas at a gross daily charter rate of $51,300 for a period of 35 to 37 months, and a commission of 5.00%. The time charter will commence within the range August 1, 2008 to October 5, 2008 and will expire within the range July 1, 2011 to November 5, 2011.

Each of our vessels is owned through a separate wholly-owned subsidiary.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Management of Our Fleet

Allseas is responsible for the technical and commercial management of our vessels.  Technical management services include arranging for and managing crews, maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support.  Commercial management services include chartering, monitoring the mix of various types of charters, such as time charters and voyage charters, monitoring the performance of our vessels, the sale and purchase of vessels, and finance and accounting functions. Allseas, which is based in Athens, Greece, was formed in 2000 as a ship management company and currently provides the commercial and technical management for sixteen drybulk carriers including the eleven vessels in our fleet.  The other five vessels are managed for affiliates of Allseas. We believe that Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.  Allseas is 100% owned and controlled by Mr. Michael Bodouroglou, our chairman and chief executive officer.

Pursuant to separate management agreements that we have entered into with Allseas for each of our vessels, the terms of which have been approved by our independent directors, we are obligated to pay Allseas a technical management fee of $650 (based on a U.S. dollar/Euro exchange rate of 1.268:1.00) per vessel per day on a monthly basis in advance, pro rata for the calendar days the vessel is owned by us.  The management fee is adjusted quarterly based on the U.S. dollar/Euro exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. For the first quarter in 2007 the management fee was $675 per day, for the second quarter in 2007 was $683 per day, for the third quarter in 2007 was $687 per day and for the fourth quarter in 2007 was $725 per day.  The management fee increased to $764 per day as of January 1, 2008 commensurate with inflation on an annual basis, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. In 2007, an amount of 250,000 was paid to Allseas for legal and accounting services that were provided throughout the year and were not covered by the management agreements mentioned above. We also pay Allseas a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels.  Allseas also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the two vessels in our fleet that we acquired from entities affiliated with our chairman and chief executive officer. Additional drybulk carriers that we may acquire in the future may be managed by Allseas or unaffiliated management companies.  During 2007, we incurred $2,076,678 in management fees and $841,442 and $4,172,000 in chartering and vessel commissions, respectively. A historical breakdown of the amounts incurred is presented in the following table.

	Year ended December 31, 2007	Period from inception (April 26, 2006) to December 31, 2006
	(in U.S. dollars)
Commissions	$5,013,442	$831,661
Management fees	2,076,678	170,750

Total	$7,090,120	$1,002,411

Chartering of the fleet

We primarily employ our vessels on time charters for a medium to long-term period of time. We may also employ our vessels in the spot charter market, on voyage charters or short-term time charters, which generally last from 10 days to three months. A time charter, whether for a longer period or in the spot charter market for a short-term period, is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charter, the charterer pays voyage expenses such as port, canal and fuel costs.  A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount and we pay voyage expenses such as port, canal and fuel costs. Whether our drybulk carriers are employed in the spot market or on time charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

Our Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Our largest customer is Morgan Stanley and our other customers include STX Pan Ocean, AS Klaveness, Express Sea Transport, Korea Line Corp., Bunge S.A., Vesspucci Marine C.V., San Juan Navigation, D’Amato Shipping. For the year ended December 31, 2007, approximately 63% of our revenue was derived from four charterers who individually accounted for more than 10% of our time charter revenue, as follows:

Customer	Year ended December 31, 2007
Morgan Stanley	29%
STX Pan Ocean	13%
Express Sea Transport	11%
AS Klaveness	10%

The Drybulk Shipping Industry

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

•
Capesize vessels which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•
Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•
Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure. It is common practice to refer to the vessels with carrying capacity of between 45,000 and 60,000 dwt as Supramax vessels.

•
Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of January 2008, the global drybulk carrier orderbook amounted to 129 million dwt, or 48.0% of the existing fleet. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.  The average age at which a vessel is scrapped over the last five years has been 26 years.  However, due to recent strength in the drybulk shipping industry, the average age has increased.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Seaborne drybulk trade increased by slightly more than 2% annually during the 1980s and 1990s. However, this rate of growth has increased dramatically in recent years. Between 2001 and 2007, trade in all drybulk commodities increased from approximately 2.1 billion tons to 3.0 billion tons, equivalent to a compound average growth rate of 5.2%. Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for drybulk carrier capacity, it is important to bear in mind that drybulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Drybulk carriers seldom operate on round trip voyages. Rather, the norm is triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Allseas arranges our charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with other owners of drybulk carriers, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of drybulk carriers is highly fragmented and is divided among publicly listed companies, state controlled owners and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (Nasdaq: DRYS), Excel Maritime Carriers Ltd. (NYSE: EXM), Eagle Bulk Shipping Inc. (Nasdaq: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Holdings Inc. (Nasdaq: BULK), OceanFreight Inc. (Nasdaq: OCNF) and Quintana Maritime Limited (Nasdaq: QMAR).

Entities affiliated with our chairman and chief executive officer currently own drybulk carriers, and may in the future seek to acquire additional drybulk carriers. One or more of these vessels may be managed by Allseas and may compete with the vessels in our fleet. Mr. Bodouroglou and entities affiliated with him, including Allseas, might be faced with conflicts of interest with respect to their own interests and their obligations to us. Mr. Bodouroglou has entered into an agreement with us pursuant to which he and the entities which he controls will grant us a right of first refusal on any drybulk carrier that these entities may acquire in the future.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees amongst the drybulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Because demand for larger drybulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility. Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors, such as sentiment may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and re-delivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region that includes ports where vessels load cargo also are generally quoted at lower rates. This is because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history.

Vessel Prices

Vessel prices, both for newbuildings and secondhand vessels, have increased significantly as a result of the strength of the drybulk shipping industry.  Because sectors of the shipping industry (drybulk carrier, tanker and container ships) are in a period of prosperity, newbuilding prices for all vessel types have increased significantly due to a reduction in the number of berths available for the construction of new vessels in shipyards.

In the secondhand market, the steep increase in newbuilding prices and the strength of the charter market have also affected vessel prices.  With vessel earnings at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in a premium to the purchase price.  Consequently, secondhand prices of five year old Panamax and Capesize drybulk carriers have reached higher levels than those of comparably sized newbuildings.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies; flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations applicable to us as of the date of this annual report.

International Maritime Organization

The United Nation's International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Our fleet has conformed to the Annex VI regulations.

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of December 31, 2006 and 2007, each of our vessels was ISM code-certified.

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Under amendments to OPA that became effective on July 11, 2006, the liability of responsible parties is limited to the greater of $950 per gross ton or $0.8 million per non-tank vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Current United States Coast Guard regulations require evidence of financial responsibility in the amount of $900 per gross ton for non-tank vessels, which includes the OPA limitation on liability of $600 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, liability limit of $300 per gross ton. We expect the United States Coast Guard to increase the amounts of financial responsibility to reflect the July 2006 increases in liability. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or are required to waive insurance policy defenses.

The United States Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

Although the United States is not a party thereto, many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment that became effective in November 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately 4.51 million SDR plus approximately 631 SDR for each additional gross ton over 5,000.  For vessels of over 140,000 gross tons, liability is limited to approximately 89.77 million SDR. The exchange rate between SDRs and dollars was 0.608088 SDR per dollar on March 31, 2008. As the 1969 Convention calculates liability in terms of basket currencies, these figures are based on currency exchange rates on March 31, 2008. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner’s actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner’s intentional or reckless conduct.  Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner.  In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention.  We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

Vessel Security Regulations

A variety of initiatives intended to enhance vessel security have been adopted since the terrorist attached on the United States of September 11, 2001. On November 25, 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being “in class” by Lloyd's Register of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

General

The operation of any drybulk vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Our vessels are covered up to at least fair market value with deductibles of between $75,000 and $100,000 per vessel per incident. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy that we have entered into due to under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

C.   Organizational structure

Paragon Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed on Exhibit 8.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2007.

D.   Property, plants and equipment

We do not own any real property. We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd, a company beneficiary owned by our chief executive officer.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this annual report.

A.        Operating results

We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide drybulk shipping services worldwide. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007. Our current fleet consists of seven Panamax drybulk carriers, one Supramax drybulk carrier and three Handymax drybulk carriers.

Allseas is responsible for all commercial and technical management functions for our fleet. Allseas is an affiliate of our chairman and chief executive officer, Michael Bodouroglou.

We primarily employ our vessels on period charters. We may also employ our vessels in the spot charter market, on voyage charters or trip time charters, which generally last from 10 days to three months. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under trip time charters and period time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Whether our drybulk carriers are employed in the spot market or on time charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

RESULTS OF OPERATIONS

Our revenues consist of earnings under the charters that we employ our vessels on. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•
Calendar days.  We define calendar days as the total number of days in a period during which each vessel in our fleet was owned including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are record during that period.

•
Voyage days.  We define voyage days as the total number of days in a period during which each vessel in the fleet was owned net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

•
Fleet utilization.  We calculate fleet utilization by dividing the number of voyage days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

•
Charter contracts.  A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross voyage revenues. In the case of a spot market charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot charter rates.

LACK OF HISTORICAL OPERATING DATA FOR VESSELS BEFORE THEIR ACQUISITION

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither we nor our affiliated entities conduct any historical financial due diligence process when we acquire vessels. Accordingly, neither we nor our affiliated entities have obtained the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of vessels, (whether acquired with or without charter) from unaffiliated parties as the acquisition of an asset rather than a business. We intend to acquire vessels free of charter, although the three drybulk vessels we acquired during the third quarter in 2007 and the two drybulk vessels we acquired in the fourth quarter in 2007, had time charters attached, and we may, in the future, acquire additional vessels with time charters attached. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement with the charterer to assume the charter, as we have done in connection with the five vessels we acquired in the third and the fourth quarter in 2007. The purchase of a vessel itself does not generally transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations:

Our business is comprised of the following main elements:

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels requires the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, such as the administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

TIME CHARTER REVENUES

Time charter revenues are driven primarily by the number of vessels that we have in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk carrier market and other factors affecting spot market charter rates for our vessels.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

TIME CHARTER EQUIVALENT (TCE)

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

The average daily TCE rate of our fleet of vessels acquired and delivered as of December 31, 2007 was $28,563 for the year ended December 31, 2007. The average daily TCE rate for the fleet of four vessels acquired and delivered as of December 31, 2006 was $25,460 for the period from inception (April 26, 2006) to December 31, 2006. The increase in the average daily TCE rate of our fleet reflects the higher time charter rates prevailing in the market during 2007 compared to 2006. Furthermore, it reflects the change in the composition of our fleet of vessels in 2007 which comprised of seven Panamax drybulk carriers, three Handymax drybulk carriers and one Supramax drybulk carrier operating in aggregate for 2,622 calendar days, from three Panamax drybulk carriers and one Handymax drybulk carrier operating in aggregate for 185 calendar days in 2006.

OUT OF MARKET ACQUIRED TIME CHARTERS

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we include the fair value of the above or below market charter in the cost of the vessel on a relative fair value basis and records a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management's estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability record is amortized over the remaining period of the time charter as a reduction or addition to time charter revenue.

Accordingly, the relative fair value of time charters acquired and recorded in “Below market acquired time charters” in the consolidated balance sheet before accumulated amortization, was $165,000 for the period from inception (April 26, 2006) to December 31, 2006, in respect of the Kind Seas and 59,377,344 for the year ended December 31, 2007, in respect of the Crystal Seas, Sapphire Seas, Pearl Seas, Diamond Sea, Coral Seas and Golden Seas. The amount recorded in below market acquired time charters is amortized over the remaining period of the time charter as an increase to time charter revenue. Amortization of below market acquired time charters was $41,250 and $8,423,492 for the period from inception (April 26, 2006) to December 31, 2006 and for the year ended December 31, 2007, respectively. Two of the vessels’ time charters expired and the relevant amount was fully amortized during 2007.

VESSEL OPERATING EXPENSES

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, other miscellaneous expenses and dry-docking expenses. We elected to change our method of accounting for dry-docking costs in 2007, from the deferral method to direct expense method and we applied the direct expense method in our first dry-docking that occurred in the fourth quarter in 2007. We decided to change our method of accounting as we believe that the direct expense method eliminates the significant amount of time and subjectivity that is needed to determine which costs and activities related to dry-docking should be deferred. For the year ended December 31, 2007 the effect in net income by applying the direct expense method was the cost of the dry-docking of $1.18 million or $0.07 per share, basic and diluted. We anticipate that our vessel operating expenses, which generally represent fixed costs, will increase as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

DEPRECIATION AND AMORTIZATION

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value.

MANAGEMENT FEES

We pay Allseas management fee that is adjusted according to the management agreements based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter. For the year ended December 31, 2007 an additional amount of $250,000 was paid to Allseas for legal, accounting and finance services that were provided throughout the year and were not covered under the management agreements mentioned above.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses include share based compensation that had a major impact in general and administrative expenses both in 2006 and 2007. In addition, general and administrative expenses include the cost of remuneration to directors and officers, a bonus award for executive officers, other professional services, fares and traveling expenses, directors and officers insurance and other expenses for our operations.

INTEREST AND FINANCE COSTS

We have incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries. We used a portion of the proceeds of our initial public offering in August 2007 to repay part of our then-outstanding debt. We have incurred financing costs and we also expect to incur interest expenses under our credit facilities in connection with debt incurred to finance future acquisitions.

PERIOD FROM INCEPTION (APRIL 26, 2006) THROUGH DECEMBER 31, 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

As of December 31, 2006 we had four vessels operating in our fleet namely: “Deep Seas”, “Blue Seas”, “Calm Seas” and “Kind Seas”, each of which was delivered to us in 2006. In January 2007, we took delivery of two additional vessels, the “Clear Seas” and “Crystal Seas”. In August and September 2007 we took delivery of three additional vessels, the “Sapphire Seas”, “Pearl Seas,” and the “Diamond Seas” and in November and December 2007 we took delivery of two additional vessels, the “Coral Seas” and the “Golden Seas”. The analysis that follows is a result of the delivery of these eleven vessels. The average number of vessels in our fleet was 7.18 in the year ended December 31, 2007 compared to 0.74 in the period from inception (April 26, 2006) through December 31, 2006.

•
Time charter revenue—Time charter revenue for the year ended December 31, 2007 were $76,657,595 compared to $4,949,426 for the period from inception (April 26, 2006) through December 31, 2006. The increase in time charter revenue reflects principally the increase in the average number of vessels in our fleet from 0.74 in the period from inception (April 26, 2006) through December 31, 2006 to 7.18 in the year ended December 31, 2007 and a corresponding increase in the number of calendar days of our fleet from 185 in the period from inception (April 26, 2006) through December 31, 2006 to 2,622 in the year ended December 31, 2007. In addition, the amortization of below market acquired time charters increased time charter revenue by $8,423,492 in the year ended December 31, 2007 compared to $41,250 in the period from inception (April 26, 20060 through December 31, 2006. The daily average time charter equivalent rate and the fleet utilization for the year ended December 31, 2007 was $28,563 and 97%, respectively, compared to $25,460 daily average time charter equivalent and 100% utilization rate for the period from inception (April 26, 2006) through December 31, 2006. After deducting commissions of $3,472,468 we had net revenue of $73,185,127 for the year ended December 31, 2007 compared to $4,729,160 net revenue after deducting commissions of $220,266, for the period from inception (April 26, 2006) through December 31, 2006. The increase in commissions for the year ended December 31, 2007 compared to commissions for the period from inception (April 26, 2006) through December 31, 2006 is mainly due to the increase in the average number of vessels, the number of calendar days and the daily average time charter equivalent rate of our fleet, stated above.

•
Voyage expenses—Voyage expenses excluding commissions, which primarily consists of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, for the year ended December 31, 2007 amounted to $348,452 compared to $18,970 for the period from inception (April 26, 2006) through December 31, 2006. The increase in voyage expenses reflects the increase in the average number of vessels in our fleet in the year ended December 31, 2007 compared to the period from inception (April 26, 2006) through December 31, 2006.

•
Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, for the year ended December 31, 2007 amounted to $11,474,480 compared to $559,855 for the period from inception (April 26, 2006) through December 31, 2006, as a result of the increase in the average number of vessels in our fleet in the year ended December 31, 2007 compared to the period from inception (April 26, 2006) through December 31, 2006 and the corresponding increase in the number of calendar days of our fleet. In addition, vessel operating expenses for the year ended December 31, 2007, included an amount of $1,184,140 for dry-docking expenses for our first two vessels that were dry docked.

•
Management fees charged by a related party— We paid an aggregate of $2,076,678 management fees for the year ended December 31, 2007 compared to $170,750 management fees the period from inception (April 26, 2006) through December 31, 2006, reflecting the increase in the average number of vessels in our fleet in the year ended December 31, 2007 compared to the period from inception (April 26, 2006) through December 31, 2006 and the corresponding increase in the number of calendar days of our fleet, as well as, the adjustment to the management fee per day per vessel in line with the management agreement. We paid Allseas an average management fee of $692 per day per vessel during the year ended December 31, 2007, which reflects a management fee of $675, $683, $687 and $725 per day per vessel during the first, the second, the third and the fourth quarter in 2007, respectively. The management fee was adjusted according to the management agreement based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter. Management fees for the year ended December 31, 2007 also include an amount of $250,000 that was paid to Allseas for legal, accounting and finance services that were provided throughout the year and were not covered under the management agreements mentioned above. We paid a management fee to Allseas of $650 per day per vessel in 2006 pursuant to the management agreement for the management services. Those fees amounted to $14,950. In addition, $950 per day per vessel was charged for two vessels that were initially delivered to an affiliate of ours for 78 and 86 days, respectively, until their final delivery to us. That resulted in $155,800 management fees for the period from inception (April 26, 2006) through December 31, 2006.

•
Depreciation—Depreciation for the year ended December 31, 2007, including depreciation of vessels and office equipment, amounted to $17,204,304 compared to $1,066,527 for the period from inception (April 26, 2006) through December 31, 2006, reflecting the increase in the average number of vessels in our fleet in the year ended December 31, 2007 compared to the period from inception (April 26, 2006) through December 31, 2006 and the corresponding increase in the number of calendar days of our fleet.

•
General and administrative expenses—General and administrative expenses for the year ended December 31, 2007 were $27,010,327, including share based compensation of $20,212,149 compared to $1,782,429 general and administrative expenses, including the share based compensation of $1,476,717, for the period from inception (April 26, 2006) through December 31, 2006. The increase relates mainly to the share based compensation of $18,249,954 related to the conversion feature of the Class B common shares which was recorded and included in the share-based recognized for the year ended December 31, 2007, upon the successful completion of the initial public offering. In addition, general and administrative expenses for the year ended December 31, 2007 included the cost of remuneration to directors and officers of $1,716,078, a bonus award for executive officers of $3,870,007, other professional services of $633,779, fares and traveling expenses of $314,498, directors and officers insurance of $75,766 and other expenses for our operations of $188,050. General and administrative expenses from inception (April 26, 2006) through December 31, 2006 included the cost of remuneration to directors and officers, legal and other expenses for our operations amounted in aggregate to $305,712.

•
Interest and finance costs—Interest and finance costs for the year ended December 31, 2007 were $10,328,845 compared to $951,798 for the period from inception (April 26, 2006) through December 31, 2006, resulting primarily from the increase in the debt amount outstanding in line with the timing of the delivery of our vessels.

•
Unrealized loss on interest rate swap—Unrealized loss on interest rate swaps represents the fair value of four interest rate swaps for the year ended December 31, 2007 of $1,252,736, compared to $117,965 unrealized loss on one interest rate swap for the period from inception (April 26, 2006) through December 31, 2006.

•
Interest income— Interest income for the year ended December 31, 2007 was $997,178 compared to $404,409 interest income for the period from inception (April 26, 2006) through December 31, 2006, reflecting the higher interest rates in 2007 and the difference in the duration cash on hand were held in interest bearing accounts.

•
Gain from the change in fair value of warrants—For the year ended December 31, 2007, the gain from the change in fair value of warrants was $493,962. There was no such gain for the period for inception (April 26, 2006) through December 31, 2006.

•
Foreign currency losses—For the year ended December 31, 2007 we incurred $76,709 in foreign currency losses compared to $3,511 in foreign currency losses for the period from inception (April 26, 2006) through December 31, 2006. This increased loss resulted from our increased expenses denominated in currencies other than U.S. dollar and primarily in Euro and the weaker U.S. dollar in 2007.

•
Net income— As a result of the above factors, net income for the year ended December 31, 2007 was $4,903,736 compared to $461,764 net income for the period from inception (April 26, 2006) through December 31, 2006.

CONVERSION OF CLASS B COMMON SHARES; OPTION VESTING

During the year ended December 31, 2007, we recognized non-cash compensation expense of $18.3 million in connection with the conversion of the 2,003,288 Class B common shares that were issued to Innovation Holdings at the time of our private placement in the fourth quarter of 2006, into Class A common shares on a one-for-one basis upon completion of our initial public offering in August 2007. The terms for the conversion of Class B common shares into Class A common shares stated that they were automatically converted on a one-for-one basis upon the completion of a public offering raising at least $50.0 million in gross proceeds or at the occurrence of a change in control (as defined in the Amended and Restated Articles of Incorporation). The conversion feature of the Class B common shares represent share-based compensation expense to Mr. Bodouroglou for his services as an employee of the Company in ensuring timely registration of the Class A common shares issued through the private placement and the successful completion of a public offering raising at least $50 million in gross proceeds. In this regard, there were two share-based payments awards—one attributable to the 1,738,588 outstanding Class B common shares on November 21, 2006 (date of the private placement) after adjustment for the 15% provision, and the second one on December 18, 2006 for the issuance of the 246,700 Class B common shares.

In determining the compensation expense attributable to the conversion feature, we utilized the fair value of our Class B common shares based on the fact that substantially all of the value of our Class B common shares was inherent in the conversion feature. Without the conversion feature, the Class B common shareholders would not be entitled to voting rights nor to receive dividends. We valued the Class B common shares using the fair value of our Class A common shares of $9.11 per share and determined the fair value of our Class A common shares by deducting the fair value of  1/5 of one warrant of $.89 from the $10 price per unit in the private placement. In estimating the value of the Class B common shares, we did not consider the probability of occurrence of the successful completion of a public offering raising $50 million in gross proceeds in accordance with paragraph 48 of SFAS No. 123(R). Accordingly, we measured the maximum compensation expense that was finally recorded to be $18.3 million ($9.11 × 2,003,288 shares).

We recognized additional compensation expense in connection with the vesting of options to acquire 250,000 Class A common shares held by our chief executive officer upon completion of our initial public offering in August 2007.  See note 13 to our consolidated financial statements included in this annual report.

B.	Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, maintenance costs to ensure the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on loan facilities, and pay dividends to our shareholders. If we do not acquire any additional vessels beyond our current fleet, we believe that our forecasted operating cash flows will be sufficient to meet our liquidity needs for the next two to three years assuming the charter market does not deteriorate to the low rate environment that prevailed subsequent to the Asian financial crisis in 1999. If we do acquire additional vessels, we will rely on borrowings under our existing senior secured credit facilities, proceeds from future equity offerings and revenues from operations to meet our liquidity needs going forward.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk vessels and the selective sale of older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms. For a full description of our credit facilities please refer to the discussion under the heading “LOAN FACILITIES” below.

Our dividend policy will also impact our future liquidity position. See ‘‘Item 8. Financial Information — Dividend Policy.’’

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through the swap agreements as stated in “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. For a full description of our swap agreements please refer to the discussion under the heading “INTEREST RATE SWAP” below.

The warrants to purchase our common shares detached from our common shares on July 16, 2007 upon the effectiveness of a shelf registration statement covering 11,097,187 common shares and 1,849,531 warrants. We have not listed the warrants to purchase our common shares for trading on the Nasdaq Global Market. The warrants, as amended on May 7, 2007, may be exercised for payment at an exercise price of $10.00 per common share, however, there is no obligation on the holder of a warrant to do so.

CASH FLOWS

•
There was $31,328,637 in cash and cash equivalents at December 31, 2007, compared to $32,331,848 at December 31, 2006. We define working capital as current assets minus current liabilities. Working capital surplus was $11,624,821 as of December 31, 2007, compared to $29,160,419 as of December 31, 2006. This decrease is mainly due to the $9,000,000 current portion of long-term debt and to the $5,494,431 accrued expenses, $3,176,938 deferred income and $2,487,291 trade account payable as of December 31, 2007. We consider our liquidity sufficient for our operations and we expect to finance all our working capital requirements from cash generated from the employment of our vessels.

•
Net cash from operating activities was $42,769,314 for the year ended December 31, 2007, compared to $1,621,892 for the period from inception to December 31, 2006. This is primarily attributable to net income of $4,903,736 for the year ended December 31, 2007, compared to $461,764 for the period from inception to December 31, 2006, which is primarily attributable to an increase in the average number of vessels in our fleet from 0.74 in the period from inception (April 26, 2006) through December 31, 2006 to 7.18 in the year ended December 31, 2007, a corresponding increase in the number of calendar days of our fleet from 185 in the period from inception (April 26, 2006) through December 31, 2006 to 2,622 in the year ended December 31, 2007 and the amortization of below market acquired time charters that increased time charter revenue by $8,423,492 in the year ended December 31, 2007 compared to $41,250 in the period from inception (April 26, 20060 through December 31, 2006. That resulted in net revenue for the year ended December 31, 2007 of $73,185,127, compared to $4,729,160 for the period from inception (April 26, 2006) through December 31, 2006. This increase was mainly offset by the aggregate increase of $63.6 million for the year ended December 31, 2007 in vessel operating expenses, management fees charged by a related party, depreciation, general and administrative expenses that included share based compensation and the interest and finance costs, over the relevant amounts for the period from inception (April 26, 2006) through December 31, 2006.

•
Net cash used in investing activities was $426,493,679 for the year ended December 31, 2007, which reflects the amount of $477,861,023 invested for the acquisition of the seven vessels delivered during 2007 less the amount of $59,377,344 that was recorded in vessel cost for the attached below market acquired time charters, plus an amount of $8,010,000 restricted cash as at December 31, 2007. Net cash used in investing activities was $155,355,447 for the period from inception (April 26, 2006) to December 31, 2006, which mainly reflects the amount of $152,554,289 invested for the acquisition of the four vessels delivered in the period from inception (April 26, 2006) to December 31, 2006 less an amount of  $165,000 that was recorded in vessel cost for the attached below market acquired time charters, plus an amount of $2,963,391 advance deposits placed for two vessels that were delivered in January 2007.

•
Net cash from financing activities was $382,721,154 for the year ended December 31, 2007, which is the result of funds borrowed under our loan facilities amounted to $348,812,500 from long-tem debt and $289,336,091 from short-term debt, the proceeds from the issuance of common shares of $181,960,710 and the proceeds from the exercise of warrants of $6,600,000 and offset in part by dividends paid of $31,236,322, by the Class A common share offering costs of $12,862,836, by the payment of financing costs of $2,302,898 and the repayment of credit facilities, amounted to $108,250,000 repayment of long-term debt and $289,336,091 repayment of short-term debt. Net cash from financing activities was $186,065,403 for the period from inception (April 26, 2006) to December 31, 2006, which is a result of the proceeds received from the private placement of $113,120,186 from the issuance of units and $10,000 from the issuance of Class B common shares and by the proceeds from the senior secured credit long-term facility of $125,937,500 and offset in part by the repayment of long-term debt of $48,500,000, by the payment of financing expenses of $377,136 and by the Class A common shares offering costs of $4,125,147.

LOAN FACILITIES

HSH Nordbank Senior Secured Credit Facility (the "Facility"): On December 18, 2006 we entered into a loan agreement with HSH Nordbank that, subject to certain conditions, provided us with an amount of up to $95.3 million. On January 9, 2007 the loan agreement was supplemented to include the partial financing of Crystal Seas and an increase in the amount available under the facility of up to $109.5 million.  At dates coinciding with the delivery of the vessels and pursuant to this facility, we borrowed $77.44 million and $108.3 million at December 31, 2006 and in January 2007, respectively, to fund a portion of the acquisition of the first six vessels. The total loan principal amount at December 31, 2006 and up to July 25, 2007 of $77.4 million and $108.3 million respectively, was due in June 21, 2010 in one single payment.

On July 25, 2007, we repaid in full the outstanding amount of $108.3 million under the term HSH Nordbank senior secured credit facility, by drawing the same amount under a Commerzbank AG revolving bridge loan facility The purpose of the loan was to finance the acquisition costs of the vessels Sapphire Seas, Pearl Seas and Diamond Seas and to refinance the term $108.3 million HSH Nordbank senior secured credit facility. The Commerzbank AG revolving bridge loan facility was later replaced by the Commerzbank AG Senior Secured Revolving Credit Facility described below.

Commerzbank AG Senior Secured Revolving Credit Facility: On November 29, 2007 we signed a loan agreement for $250.0 million. Until Commerzbank AG transfers $50.0 million of its commitments to other banks or financial institutions, the maximum principal amount which shall be available to us is limited to $200.0 million. Under the terms of the loan agreement, we are required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than December 31, 2010. Borrowings under the senior secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.10% if the leverage ratio (defined as the ratio of our total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 0.95% if the leverage ratio is equal to or less than 55%.

The senior secured revolving credit facility is secured by a first priority mortgage on five vessels, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The purpose of the senior secured revolving credit facility was to refinance five mortgaged vessels and in part-finance up to 50% of the lower of the fair market value and the purchase price of future drybulk carrier acquisitions. The senior secured revolving credit facility contains several financial and other covenants and includes events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents. Furthermore, the senior secured revolving credit facility prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. We were in breach of the indebtedness to EBITDA ratio covenant as of December 31, 2007.  This breach was subsequently waived by the lender.  We believe we will comply with the covenant within the first quarter 2008. The amount available to be drawn down under this senior secured revolving credit facility at December 31, 2007 was $61.0 million. Any undrawn amounts under the facility are subject to 0.25% annual commitment fee.

Bayerische Hypo-und Vereinsbank AG Secured Credit Facility: On November 19, 2007 we entered into a secured credit facility with Bayerische Hypo-und Vereinsbank AG that, subject to certain provisions, provided us with an amount of up to $100.0 million to be used in financing up to 50% of the lower of the aggregate market value and the purchase price of three vessels and of future drybulk carrier acquisitions. Under the terms of the loan agreement, we are required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than December 31, 2010. Borrowings under the secured credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.40% if the leverage ratio (defined as the ratio of our total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 1.20% if the leverage ratio is equal to or less than 55%.

The facility is secured by a first priority mortgage on three vessels, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The secured credit facility contains financial and other covenants and includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. We were in breach of the indebtedness to EBITDA ratio covenant as of December 31, 2007.  This breach was subsequently waived by the lender.  We believe we will comply with the covenant within the first quarter 2008. The amount available to be drawn down under this secured credit facility at December 31, 2007 was $10.0 million. Any undrawn portion of the facility amount is subject to 0.375% annual commitment fee.

Bank of Scotland plc Secured Revolving Credit Facility:  On December 4, 2007 we entered into a secured revolving credit facility with Bank of Scotland plc that, subject to certain conditions, provided us with an amount of up to $89.0 million to be used in part-financing or re-financing the acquisition of two vessels and of future drybulk carrier acquisitions. Under the terms of the loan agreement, we are required to make quarterly interest payments and to reduce the initial facility limit by 20 quarterly mandatory limit reductions, commencing three months after the delivery date of the second vessel as follows: twelve payments of $2,250,000 each and eight payments of $562,500 each, plus a final repayment of up to $57,500,000 on the final maturity date which will be no later than December 31, 2012. Subject to the scheduled mandatory facility limit reductions, the facility limit will be available for drawing throughout the facility duration on a fully revolving basis. In the balance sheet as at December 31, 2007, an amount of $9.0 million was recorded as current portion of a long-term debt and an amount of $80.0 million was recorded as long-term debt. Drawn amounts bear interest at the rate of LIBOR plus a margin of 1.30% if the leverage ratio (defined as the ratio of our total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 1.15% if the leverage ratio is equal to or less than 55%.

The facility is secured by a first priority mortgage on the two vessels, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The facility contains financial and other covenants and includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. The full amount was drawn down under this facility. Any undrawn portion of the facility amount is subject to 0.5% annual commitment fee.

First Business Bank S.A. Secured Revolving Credit Facility: On April 16, 2008 we entered into a secured revolving credit facility with First Business Bank S.A. for up to $30.0 million to provide us with working capital. The full amount of $30.0 million was drawn down under this facility. Under the terms of the loan agreement we are required to make periodic interest and capital payments to reduce the initial facility limit commencing from the drawdown date of the loan as follows: twelve payments of $0.85 million each and twenty payments of $0.69 million each, plus a final repayment of up to $6.0 million on the final maturity date which will be in eight years from the drawdown date of the loan. Drawn amounts under the secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.20%.

The facility is secured by a first priority mortgage on one vessel, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The ship-owning company of the mortgaged vessel is a party to this facility as corporate guarantor. The facility contains financial and other covenants and includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. The full amount was drawn down under this facility. Any undrawn portion of the facility amount is subject to 0.375% annual commitment fee.

INTEREST RATE SWAP

Effective December 20, 2007, we entered into an interest rate swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under our credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, we make quarterly payments to Bayerische Hypo-und Vereinsbank AG on the relevant amount at a fixed rate of 5% if 3 month LIBOR is greater than 5%, at three months LIBOR if 3 month LIBOR is between 3.15% and 5%, and at 3.15% if 3 month LIBOR is equal to or less than 3.15%. Bayerische Hypo-und Vereinsbank AG makes quarterly floating-rate payments to us for the relevant amount based on the 3 month LIBOR. The term of the derivative is 3 years and coincides with the maturity of the senior secured credit facility with Bayerische Hypo-und Vereinsbank AG of which a maximum of $50.0 million was conditional on entering into the interest-rate swap.

Effective December 20, 2007, we entered into an interest rate multi callable swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under our credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, Bayerische Hypo-und Vereinsbank AG makes a quarterly payment to us based on 3 month LIBOR less 3.5% on the relevant amount if 3 month LIBOR is greater than 3.5%. If 3 month LIBOR is less than 3.5% Bayerische Hypo-und Vereinsbank AG receives an amount from us based on 3.5% less 3 month LIBOR for the relevant amount.  If LIBOR is equal to 3.5% no amount is due or payable to us. Bayerische Hypo-und Vereinsbank AG may at its sole discretion cancel permanently this swap agreement commencing on March 20, 2008 up to and including September 20, 2010 upon five business days notice. The term of the derivative is 3 years and coincides with the maturity of our senior secured credit facility with Bayerische Hypo-und Vereinsbank AG.

Effective December 21, 2007, we entered into an interest rate swap with Bank of Scotland plc on a notional amount of $50.0 million, based on expected principal outstanding under our credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, we make quarterly payments to Bank of Scotland plc on the relevant amount at a fixed rate of 5% if 3 month LIBOR is greater than 5%, at three months LIBOR if 3 month LIBOR is between 3.77% and 5%, and at 3.77% if 3 month LIBOR is equal to or less than 3.77%.  Bank of Scotland plc makes quarterly floating-rate payments to us for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits our expected floating-rate interest obligation under its secured revolving credit facility with Bank of Scotland plc to a range of 3.77% and 5%, exclusive of margin due to its lenders. The term of the derivative is 5 years and coincides with the maturity of our secured revolving credit facility with the Bank of Scotland plc of which a maximum of $50.0 million was conditional on entering into the interest-rate swap.

On January 15, 2008 the HSH Nordbank interest rate swap has been novated to Commerzbank AG and the $3.0 million restricted cash that was placed as security deposit for the contractual obligation under the interest rate swap agreement with HSH Nordbank, has been released.  All other terms of the interest rate swap agreement remained unchanged.

C.        Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D.        Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize.  Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. According to analysts, between 2001 and 2007, trade in all drybulk commodities increased from approximately 2.1 billion tons to 3.0 billion tons, equivalent to a compound average growth rate of 5.2%.

The increasingly active grain market, with Asia again the largest contributor to growth, should be incremental for transportation distances as shipments are being sourced from origins such as the Black Sea, the U.S. Gulf and Argentina. One of the primary reasons for the resurgence in drybulk trade has been the growth in imports by China of iron ore, coal and steel products during the last five years.  The driver of this dramatic upsurge in charter rates was primarily the high level of demand for raw materials imported by China. Rates declined somewhat in 2006, but in 2007 have risen again to record highs on the strength of continued high demand for drybulk shipping capacity. During the first quarter in 2008 the charter hire rates for Panamax and Capesize drybulk carries have declined from their historical highs but still remain close to those levels. Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand.

It is expected that increases in cargo demand will continue in 2008, and this is likely to be broadly matched by increases in tonnage supply. Factors affecting the supply and demand balance such as the ton-mile effect and congestion will continue having a generally beneficial effect on this balance. Given the imbalance in iron ore flows, it is more likely than not that the second half of 2008 will be stronger than the first half. Risks on the downside include the down side risks of the whole commodity cycle, the growing bottlenecks in cargo generation and over investment in ships and shipbuilding capacity.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. Currently, newbuilding statistics from shipping analysts, show that approximately 129 million tons dwt of drybulk vessels are on order, representing approximately 48% of the existing fleet.  These vessels are scheduled for delivery over the next four years.  The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.  The average age at which a vessel is scrapped over the last five years has been 26 years.  However, due to recent strength in the drybulk shipping industry, the current average age at which drybulk vessels are being scrapped has increased.

E.        Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.        Contractual Obligations

The following table sets forth our contractual obligations, in thousands of U.S.$, and their maturity dates as of December 31, 2007:

	Payments due by period
Obligations	Total contractual obligations	1 year	2-3 years	4-5 years	More than 5 years

	(in thousands of U.S. dollars)
Senior Secured Credit Facility (1)	318,000	9,000	247,000	62,000	0
Management Agreements (2)	13,122	3,076	6,135	3,911	0
Rental Agreements (3)	165	35	70	60	0
Interest Payments (1)	64,924	19,799	37,792	7,333	0
Total	396,211	31,910	290,997	73,304

________________
(1)
During 2007, we drew down $318.0 million, in the aggregate, under our credit facilities to fund a portion of the aggregate purchase price of the vessels in our fleet. Interest Payments refer to our expected interest payments over the credit facilities on an interest rate of 6.2%.

(2)
The vessels in our initial fleet entered into management agreements with Allseas upon their delivery to us. Each of the management agreements has a five-year renewable term. The agreements will be terminable upon the occurrence of certain events as specified in the agreements and will not be subject to any severance payable by us upon termination. The amounts indicated in the above table are the minimum contractual obligations based on a management fee of $764 per day, per vessel, exclusive of an additional fee of 1.25% of gross revenues which will be paid to Allseas. The management agreements provide for a fixed management fee of $650 per day per vessel is based on a Euro/U.S. dollar exchange rate of €1.268:$1.00. The management fee is adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter. The management agreements also provide for an annual inflationary increase based on the official Greek inflation rate (as published by the Greek National Statistical Office) for the previous year. The management fee of $764 per day derives by adjusting the fixed management fee of $650 per day by a Euro/U.S. dollar exchange rate of €1.4487:$1.00 as published by EFG Eurobank Ergasias S.A. on December  27, 2007 and by an annual inflationary increase based on the official Greek inflation rate for 2007 of 2.9%. Management does not believe that these amendments will impact our future results of operations in any material respect. We will also pay Allseas a fee equal to 1.0% of the purchase price of any vessel bought or sold on our behalf, calculated in accordance with the relevant memorandum of agreement.

(3)
We lease office space in Athens, Greece. The term of the lease will expire on September 30, 2012 and the monthly rental for the first year is 2,000 Euros and it will be adjusted thereafter annually for inflation increases. For the future minimum rent commitments we assumed a Euro/U.S. dollar exchange rate of € 1.00:$1.4487 and we excluded inflation increases as the impact on future results of operations will not be material.

G.        Safe Harbor

See section “forward looking statements” at the beginning of this annual report.

Shareholders Rights Plan

We adopted a shareholders rights plan on January 4, 2008 and declared a dividend distribution of one preferred share purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.001 per share to shareholders of record at the close of business on February 1, 2008. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $75, subject to adjustment. The rights will expire on the earliest of (i) February 1, 2018 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of us. We believe that the shareholder rights plan should enhance the Board’s negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and adopted the plan as a matter of prudent corporate governance.

Critical Accounting policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere herein.

Revenue and Expenses: Revenues are generated from voyage and time charter agreements.

Time Charter Revenues:  Time charter revenues are recorded over the term of the charter as service is provided. When two or more time charter rates are involved during the life term of a charter agreement, the Company is recognizing revenue on a straight line basis. Time charter revenues received in advance are recorded as deferred income, until charter service is rendered.

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we allocate the fair value of the above or below market charter to the cost of the vessel on a relative fair value basis and records a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management's estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability record is amortized over the remaining period of the time charter as a reduction or addition to charter hire revenue.

Impairment of Long-Lived Assets: We apply SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. In this respect, we regularly review the carrying amount of the vessels to determine if they are recoverable and no amount has been deemed necessary to be recorded as an impairment loss, following impairment tests we carried out.

Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

We estimate the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard (secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life).

Vessel Cost:  Vessels are stated at cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred.

Dry-Docking and Special Survey Costs: For the period from inception (April 26, 2006) to December 31, 2006 we followed the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking but no dry-docking costs were incurred during this period. In the fourth quarter in 2007, we elected to change our method of accounting for dry-docking costs, to the direct expense method as we believe that the direct expense method eliminates the significant amount of time and subjectivity that is needed to determine which costs and activities related to dry-docking should be deferred. In respect of SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and SFAS 3" ("SFAS 154") there is no prior-period information that has been retrospectively adjusted as the first dry-docking only occurred in the fourth quarter in 2007. For the year ended December 31, 2007 the effect in net income by applying the direct expense method was the cost of the dry-docking of $1.18 million or $0.07 per share, basic and diluted.

Recent Accounting Pronouncements: In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which supplements SFAS No. 109, "Accounting for Income Taxes", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized.

Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. In 2007, the adoption of FIN 48 did not have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB Staff issued FSP No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," ("FSP No. AUG AIR-1"). FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. FSP No. AUG AIR-1 also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in FSP No. AUG AIR-1 is effective for us as of January 1, 2007. No planned major maintenance activities took place during the period from inception (April 26, 2006) to December 31, 2006. There were two planned major maintenance activities, that took place in the fourth quarter in 2007 following the adoption of the new policy and we accounted for those expenses by adopting the direct expense method and recorded those expenses as incurred for the year ended December 31, 2007. The new accounting principle will be presented in all periods presented in future earning releases and filings. The retrospective effect in net income and per share information will be nil as there was no planned major maintenance activity before the adoption of the new accounting principle. For the year ended December 31, 2007 the effect in net income by applying the direct expense method was the cost of the dry-docking of $1,184,140 or $0.07 per share, basic and diluted.

On September 13, 2006, the SEC released staff accounting bulleting ("SAB") No. 108, which provides guidance on materiality. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement, contains guidance on correcting errors under the dual approach, and provides transition guidance for correcting errors existing in prior years. If prior-year errors that had been previously considered immaterial (based on the appropriate use of the registrant's prior approach) now are considered material based on the approach in the SAB, the registrant need not restate prior period financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. This statement is effective for us for the fiscal year ending December 31, 2006 and onwards. SAB No. 108 did not have a material impact on our financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements." We are currently evaluating the impact of SFAS 159, but do not expect the adoption of SFAS 159 to have a material impact on our financial consolidated position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” (“SFAS 141 (revised)”). SFAS No. 141 (revised) relates to the business combinations and requires the acquirer to recognize the assets acquired, the liabilities assumed, and any non controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement applies prospectively to business combinations for which the acquisitions date is on or after the beginning of the first reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. We are currently evaluating the impact, if any, of SFAS No. 141 (revised) on its financial position, results of operations and cash flows.

Item 6. Directors, Senior Management and Employees

A.        Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.  Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is c/o Paragon Shipping Inc., 15 Karamanli Ave, Voula 16673, Athens, Greece.

Name	Age	Position
Michael Bodouroglou	53	Chairman and Chief Executive Officer
George Skrimizeas	42	Chief Operating Officer and Director
Christopher J. Thomas	47	Chief Financial Officer
Nigel D. Cleave	49	Director
Dimitrios Sigalas *	64	Director
Bruce Ogilvy	65	Director

Our board of directors is elected annually, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.

Mr. Dimitrios Sigalas became a member of our board of directors on March 20, 2008 upon the resignation of Mr. Ian Davis, who served as a member of our board of directors since our initial public offering until his resignation effective March 20, 2008.

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou has been our chairman and chief executive officer since June 2006. Mr. Bodouroglou has co-founded and co-managed an independent shipping group since 1993 and has served as co-managing director of Eurocarriers and Allseas, which he co-founded, since 1994 and 2000, respectively. Mr. Bodouroglou disposed of his interest in Eurocarriers in September 2006. Prior to founding Eurocarriers, Mr. Bodouroglou served from 1984 to 1992 as technical superintendent for Thenamaris (Ships Management) Inc., where he was responsible for all technical matters of a product tanker fleet. Mr. Bodouroglou served as technical superintendent for Manta Line, a dry cargo shipping company, in 1983 and as technical superintendent for Styga Compania Naviera, a tanker company, from 1981 to 1983. Mr. Bodouroglou graduated from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering, with honors, in 1977, and received a Masters of Science in Naval Architecture in 1978. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council and is also a member of the Board of Academic Entrepreneurship of the Free University of Varna, Bulgaria.

George Skrimizeas has been our executive director and chief operating officer since June 2006. Mr. Skrimizeas has been general manager of Allseas since May 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as account manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Masters of Science in Finance from the University of Leicester, in the United Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics and the Association of Chief Executive Officers.

Christopher J. Thomas has been our chief financial officer since October 2006. Prior to joining us, Mr. Thomas served as director, vice president, treasurer and chief financial officer of DryShips Inc., a Nasdaq-listed drybulk company. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas is also on the board of directors of TOP Ships Inc., which is a publicly listed company with securities registered under the Exchange Act. From 1999 to 2004, Mr. Thomas was the chief financial officer and a director of Excel Maritime Carriers Ltd. which is also a publicly traded company currently listed on the New York Stock Exchange. Prior to joining Excel, he was Financial Manager of Cardiff Marine Inc. and Alpha Shipping plc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

Nigel D. Cleave is a non-executive director. In 2006, Mr. Cleave was appointed to his current position as chief executive officer of Epic Ship Management Limited, a ship management company engaged in the provision of a complete range of ship management services on behalf of an international clientele base, with offices located in Cyprus, Singapore, Germany, the U.K. and the Philippines. Prior to this, Mr. Cleave served as group managing director of Dobson Fleet Management Limited from 1993 to 2006, a ship management company based in Cyprus and, prior to his position at Dobson, Mr. Cleave was the deputy general manager for Hanseatic Shipping Company Limited from 1991 to 1993. From 1988 to 1991, Mr. Cleave held fleet operation roles with PPI Lines, including that of fleet operations manager. From 1975 to 1986, Mr. Cleave held various positions at The Cunard Steamship Company plc, including navigation cadet officer, third officer, second officer, financial and planning assistant, assistant to the group company secretary and assistant operations manager. Mr. Cleave graduated from the Riversdale College of Technology in the United Kingdom with an O.N.C. in Nautical Science in 1979. Mr. Cleave is a board member of the Marine Shipping Mutual Insurance Company Limited, and is the Chairman of the Cayman Islands Shipowners' Advisory Council. Mr. Cleave is a Fellow of the Chartered Institute of Shipbrokers, acts as a Member of the Cyprus Committee of Germanischer Lloyd and the Cyprus Technical Committee of DnV (both being advisory committees covering technical related issues with the Classification Society). Mr. Cleave also serves as the Chairman of the Mission to Seafarers Cyprus Branch.

Bruce Ogilvy is a non-executive director. From 2003 to 2005 Mr. Ogilvy served as a consultant to Stelmar Tankers (Management) Ltd. and from 1992 to 2002, he was managing director of Stelmar Tankers (U.K.) Ltd., a subsidiary of Stelmar Tankers (Management) Ltd., through which the group's commercial business, including chartering and sale and purchase activities, were carried out. In 1992, Mr. Ogilvy joined Stelios Haj-Ioannou to form Stelmar Tankers (Management) Ltd., and served on its board of directors from its inception to 2002. During his ten years with Stelmar Tankers (Management) Ltd., Stelmar Shipping Ltd. completed an initial public offering on the New York Stock Exchange in 2001 and a secondary listing in 2002. Prior to his association with Stelmar Tankers (Management) Ltd., Mr. Ogilvy served in various capacities, including chartering and sale and purchase activities with Shell International. Mr. Ogilvy graduated from Liverpool University, in the United Kingdom, in 1963 with a degree as Ship Master. Mr. Ogilvy served on the Council of Intertanko, an industry body that represents the interests of independent tanker owners, since 1994 and on its Executive Board from 2003 until 2005. Mr. Ogilvy has been an active member of the Chartered Institute of Shipbrokers for nearly 30 years. He served as Chairman of the London Branch from 1999 to 2001 and currently serves as Chairman of the Institute.

Dimitrios Sigalas has been a non-executive director since March 2008.  Mr. Sigalas was appointed to his current position as shipping journalist to the Greek daily newspaper “Kathimerini” in 1988. Prior to this he served within the chartering department of Glafki (Hellas) Maritime Corporation an Athens based shipowning company which he joined in 1972. In 1980 Mr. Sigalas was appointed to Head of the Dry and Tanker Chartering Department within Glafki (Hellas) Maritime Corporation.  Mr. Sigalas graduated from Cardiff University, Wales, with a diploma in Shipping.

B.        Compensation

The aggregate compensation that we paid members of our senior management in 2007 was approximately $1.63 million. This amount does not reflect an additional amount of $3.87 million bonus awards in the aggregate, that was paid to certain of our senior executive officers for 2007 performance. We paid aggregate compensation of $165,520 to members of our senior management in 2006. Each of our non-employee directors received annual compensation in the aggregate amount of $30,000 per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under “Equity Incentive Plan”. During 2006, we granted options to our chief executive officer and other directors and officers and restricted common shares to our directors and officers, other than our chief executive officer, as described below under “Equity Incentive Plan”. We do not have a retirement plan for our officers or directors. We also recognized non-cash compensation expenses of $18.25 million in connection with the conversion of our Class B common shares and vesting of certain equity awards upon consummation of our initial public offering.

C.        Board Practices

Our board of directors has determined that each of Messrs. Cleave, Sigalas and Ogilvy, constituting a majority of our board of directors, is independent under the Nasdaq Global Market listing requirements and the rules and regulations promulgated by the SEC. We have established an audit committee comprised of three members, all of whom are independent, which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The members of the audit committee are Nigel Cleave, Bruce Ogilvy and Dimitrios Sigalas. Mr. Cleave serves as the chairman of our audit committee.

The audit committee is responsible for assisting our Board of Directors with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions. We have not determined that any member of our Audit Committee constitutes a financial expert as such term is defined in Item 407 of SEC Regulation S-X. Our board of directors has determined that each member of the audit committee does have the financial experience required by NASDAQ Marketplace Rule 4350(d)(2) and other relevant experience necessary to carry out the duties and responsibilities of the company's audit committee.

We have established a compensation committee responsible for recommending to the board of directors our senior executive officers' compensation and benefits. We have also established a nominating and corporate governance committee which is responsible for recommending to the board of directors nominees for directors for appointment to board committees and advising the board with regard to corporate governance practices. The members of each of the compensation committee and the nominating and corporate governance committee are Messrs. Cleave, Ogilvy, and Sigalas.

Corporate Governance Practices

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules are as follows:

In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, or BCA, providing that the board of directors approves share issuances.

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we expect to be in full compliance with all other Nasdaq corporate governance standards applicable to U.S. domestic issuers.

D.        Crewing and Shore Employees

We currently have four shoreside personnel, our chief executive officer, Michael Bodouroglou, our chief operating officer, George Skrimizeas, our chief financial officer, Christopher Thomas and our internal legal counsel and corporate secretary, Maria Stefanou. In addition, we employee through our wholly-owned vessel owning subsidiaries approximately 500 seafarers that crew the vessels in our fleet. Allseas is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements helps to ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

The following table presents the average number of shoreside personnel and the number of seafaring personnel employed by our vessel owning subsidiaries during the periods indicated.

	2007	2006
Shoreside	4	4
Seafaring	500	100

Total	504	104

E.       Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 “Major Stockholders and Related Party Transactions”.

Equity Incentive Plan

We adopted an equity incentive plan, which we refer to as the plan, under which our officers, key employees and directors are eligible to receive equity awards. We have reserved a total of 1,500,000 shares of common shares for issuance under the plan. Our board of directors administers the plan. Under the terms of the plan, our board of directors are able to grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value of the common share as of the date of grant. The plan also permits our board of directors to award restricted stock, restricted stock units, stock appreciation rights and unrestricted stock. All options will expire ten years from the date of the grant. The plan will expire ten years from the completion of the private placement.

Upon the completion of our private placement in the forth quarter of 2006, we granted our chairman and chief executive officer options to purchase an aggregate of 500,000 common shares, all of which have been exercised.  Of these options, 250,000 vested immediately upon the closing of the private placement and the balance vested upon the completion of our initial public offering in August 2007. We also granted our other executive officers and directors and employees of Allseas options to purchase an aggregate of 70,000 of our common shares, which initially vested ratably over a four year period from the date of grant.  The vesting terms of the options were amended by our board of directors on the first anniversary of the grant date such that all options vested immediately.  All of the options granted at the closing of the private placement have an exercise price of $12.00 per common share.

We also granted an aggregate of 40,000 restricted common shares to our executive officers and directors, other than our chief executive officer, and to employees of Allseas upon the completion of the initial closing of our private placement in the fourth quarter of 2006, which continue to vest ratably over four years.  In addition, we granted 46,500 restricted common shares to our directors, executive officers and certain employees of Allseas on August 27, 2007 following the completion of our initial public offering that vest ratably over two years from the grant date.

On December 28, 2007 we granted 20,000 additional restricted common shares to our directors, executive officers and employees, that vest ratably over three years from December 31, 2007.  In addition, on December 31, 2007, 6,000 restricted common shares were authorized to be granted to employees of Allseas and the vesting schedule of outstanding restricted shares were amended so that December 31 of the relevant year is the vesting date for restricted shares that vest in the second half of the year and June 30 of the relevant year is vesting date for shares that vest in the first half of the year.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding (i) the owners of more than five percent of outstanding common shares that we are aware of and (ii) the total number of common shares owned by all of our officers and directors, individually and as a group, in each case as of March 6, 2008. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Shares, par value $0.001	Michael Bodouroglou (1)	5,203,288	19.3%

	Trafelet Capital Management, L.P. (2)	3,435,866	12.7%

	Kenmont Investment Management L.P. (3)	1,512,853	5.6%

	All officers and directors, other than Michael Bodouroglou, as a group (4)	114,000	*

(1)
As of April 16, 2008, Innovation Holdings, a company beneficially owned by our chairman and chief executive officer and members of his family, is the record holder of 4,703,288 of our common shares and, in addition, our chairman and chief executive officer additionally owns 500,000 of our common shares, representing, in the aggregate, 19.3% of our currently issued and outstanding common shares.  Innovation Holdings  is controlled by our chairman and chief executive officer.

(2)
Trafelet Capital Management, L.P. beneficially owns common shares through one or more investment funds for which it serves as investment manager. Trafelet & Company LLC is the general partner of Trafelet Capital Management, LP and Mr. Remy W. Trafelet has sole investment and voting discretion with respect to the common shares beneficially owned by Trafelet Capital Management, L.P.

(3)
Kenmont Investment Management L.P. beneficially owns common shares through one or more investment funds for which it serves as investment advisor. KIP GP, LLC is the general partner of Kenmont Investment Management L.P.

(4)	All of our officers and directors, other than our chairman and chief executive officer, Mr. Michael Bodouroglou, collectively own less than 1% of our outstanding common shares.

B.        Related Party Transactions

Commercial and Technical Management Agreements

We outsource the technical and commercial management of our vessels to Allseas pursuant to management agreements with an initial term of five years. Our chairman and chief executive officer, Mr. Bodouroglou, is the sole shareholder and managing director of Allseas. These agreements automatically extend to successive five year terms, unless, in each case, at least one year's advance notice of termination is given by either party. We are obligated to pay Allseas a technical management fee of $650 (based on a Euro/U.S. dollar exchange rate of 1.00:1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by us. The management fee is adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. For the first quarter in 2007 the management fee was $675 per day, for the second quarter in 2007 was $683 per day, for the third quarter in 2007 was $687 per day and for the fourth quarter in 2007 was $725 per day. The management fee increased as of January 1, 2008 by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. During 2007 an amount of $250,000 was paid to Allseas for legal, accounting and finance services that were provided throughout the year and were not covered under the management agreements described above. We also pay Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Allseas will also earn a fee equal to 1.0% of the purchase price of any vessel bought or sold on our behalf, calculated in accordance with the relevant memorandum of agreement. Management fees were $170,750 and $2,076,678 for the period from inception (April 26, 2006) through December 31, 2006 and for the year ended December 31, 2007, respectively. As at December 31, 2006, the chartering and vessel commissions incurred and due to Allseas amounted to $6,661 and $825,000, respectively. During 2007, chartering and vessels commissions incurred were $841,442 and $4,172,000, respectively, and $976,923 of such commissions were due to Allseas at December 31, 2007.

Right of First Refusal

Our chairman and chief executive officer, Michael Bodouroglou, has entered into a letter agreement with us which includes a provision requiring Mr. Bodouroglou to use commercially reasonable efforts to cause each company controlled by Mr. Bodouroglou to allow us to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Bodouroglou or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this letter agreement, Mr. Bodouroglou will notify a committee of our independent directors of any agreement that he or an affiliated entity has entered into to purchase a drybulk carrier and will provide the committee of our independent directors a seven calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee, within which to decide whether or not to accept the opportunity and nominate a subsidiary of ours to purchase the vessel or vessels, before Mr. Bodouroglou will accept the opportunity or offer it to any of his other affiliates. The opportunity offered to us will be on no less favorable terms than those offered to Mr. Bodouroglou and his affiliates. A committee of our independent directors will require a simple majority vote to accept or reject this offer.

Acquisition of Blue Seas and Deep Seas

We purchased the Blue Seas and the Deep Seas from corporate entities controlled by our chairman and chief executive officer. The purchase price that we paid for these two vessels is equal to the price paid by the affiliated seller. We also reimbursed approximately $0.40 million to those entities for pre-delivery expenses. The amount paid over and above the carrying value of these vessels in the books of our affiliated entities at the date purchased by us is treated as a deemed dividend to Innovation Holdings as explained below. We purchased the remaining four vessels in our initial fleet from unaffiliated third parties. We did not pay Allseas a 1% fee with respect to our acquisition of these two vessels, although we paid Allseas a 1% fee, which is approximately $1.4 million, with respect to the acquisition of the other four vessels in our initial fleet.

Deemed Dividend

The vessels purchased from our affiliated entities are reflected in our financial statements using the historical carrying value since the transaction was between parties under common control. The amount paid for these acquisitions of the Blue Seas and the Deep Seas in excess of the carrying value on the books of our affiliated entities of $2.9 million is treated as a deemed dividend to Innovation Holdings at the date of delivery to us.

Registration Rights Agreement

In connection with the Class A common shares and warrants sold in the private placement, we agreed to register for resale on a shelf registration statement under the Securities Act of 1933, as amended, and applicable state securities laws, up to 2,250,000 of our Class A common shares and 450,000 warrants held by Innovation Holdings 12 months following the registration of our Class A common shares issued in the private placement. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Lease of Office Space

We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd., a company beneficiary owned by our chief executive officer commencing on October 1, 2007. The term of the lease is for five years and commenced on October 1, 2007 and expires on September 30, 2012. The monthly lease payment for the first year is Euro 2,000, plus 3.6% tax and thereafter it will be adjusted annually for inflation increases.

C.        Interests of Experts and Counsel

Not Applicable.

Item 8. Financial information

A.        Consolidated statements and other financial information

See Item 18.

Legal Proceedings

To our knowledge, we are not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Dividend Policy

We intend to pay quarterly dividends to the holders of our common shares in February, May, August and November of each year in amounts substantially equal to our available cash flow from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and interest expense) and any reserves our board of directors determines we should maintain for reinvestment in our business. These reserves may cover, among other things, drydocking, intermediate and special surveys, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital.

On May 17, 2007 we declared a dividend of $0.4375 per Class A and Class B common share in respect of the period from the commencement of our operations through March 31, 2007, which we paid to holders of our Class A common shares on May 31, 2007 and on July 20, 2007 we declared a dividend of $0.4375 per Class A and Class B common share in respect of the period from April 1, 2007 through June 30, 2007 payable to shareholders of record on July 23, 2007. In addition, on June 26, 2007 we declared a special dividend of $0.60 per existing Class A and Class B common share payable to our shareholders of record on July 2, 2007.

Since our initial public offering in August 2007, we have declared and paid dividends of $0.875 per common share, representing our cash available from operations for 2007. On November 15, 2007 we declared a dividend of $0.4375 per common share in respect of the period from July 1, 2007 through September 30, 2007 payable to shareholders of record on November 21, 2007. On February 12, 2008 we declared a dividend of $0.4375 per common share in respect of the period from October 1, 2007 through December 31, 2007 payable to shareholders of record on February 19, 2008.

The declaration and payment of any dividend is subject to the discretion of our board of directors. We intend to expand our fleet through acquisitions of additional vessels in a manner that is accretive to earnings and free cash flow per share. We expect to fund our future vessel acquisitions through a combination of cash from operations, borrowings under our credit facilities and future equity offerings. In periods when we make acquisitions, our board of directors may limit the amount or percentage of our cash from operations available to pay dividends. In addition, the timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, the restrictions in our senior secured credit facility, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Because we are a holding company with no material assets other than the shares of our subsidiaries, which will directly own the vessels in our fleet, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. We cannot assure you that, after the expiration or earlier termination of our charters, we will have any sources of income from which dividends may be paid.

We believe that, under current law, after our shares are listed on the Nasdaq Global Market, our dividend payments from earnings and profits will be eligible for treatment as "qualified dividend income" and as such non-corporate United States stockholders that satisfy certain conditions will generally be subject to a 15% United States federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as a capital gain. Proposed legislation in the United States Congress would, if enacted, make it unlikely that our dividends would qualify for the reduced rates. As of the date hereof, it is not possible to predict whether such proposed legislation would be enacted. Please see the section of this annual report entitled "United States Taxation and Marshall Islands Tax Considerations" for additional information relating to the tax treatment of our dividend payments.

B.        Significant Changes

There have been no significant changes since the date of the annual financial statements included in this annual report.

Item 9. Listing Details

The trading market for shares of our common stock is the Nasdaq Global Market, on which our shares trade under the symbol “PRGN”. The following table sets forth the high and low closing prices for shares of our common stock since our initial public offering on August 9, 2007, as reported by the Nasdaq Global Market:

	2008		2007
Period	High	Low	High	Low
Annual		-	$27.34	$13.75

1st quarter	$19.34	$12.51
2nd quarter	-	-
3rd quarter	-	-	$17.25	$13.75
4th quarter	-	-	$27.34	$16.87

November			$26.16	$16.87
December			$23.24	$18.00
January	$18.84	$12.51
February	$19.34	$16.02
March	$16.40	$13.41
April	$18.13	$15.00

Item 10. Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and articles of association

Our amended and restated articles of incorporation and amended and restated bylaws have been filed as exhibit 3.1 and 3.2 to our Registration Statement on form F-1 filed with the Securities and Exchange Commission on June 4, 2007 with file number 333-143481 The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in section “Description of Capital Stock” in our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 19, 2007 with file number 333-144687, provided that since the date of that Registration Statement, our outstanding shares of common stock has increased to 26,961,612 as of April 4, 2008.

C.	Material Contracts

We refer you to Item 7.B for a discussion of our registration rights agreement with our stockholders of record before our initial public offering and agreements with companies controlled by our chairman and chief executive officer, Mr. Michael Bordouroglou. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any affiliate of the Company is a party.

D.	Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.	Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  This discussion assumes that we do not have an office or other fixed place of business in the United States. Unless the context otherwise requires, the reference to Company below shall be meant to refer to both the Company and its vessel owning and operating subsidiaries.

Taxation of the Company’s Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as “shipping income.”

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

The Company’s vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

In the year ended December 31, 2007, approximately 12%, of the Company’s shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 6% of the Company’s shipping income would be treated as derived from U.S. sources for the year ended December 31, 2007. In the absence of exemption from tax under Section 883, the Company would have been subject to a 4% tax on its gross U.S. source shipping income equal to approximately $0.17 million for the year ended December 31, 2007.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the final regulations promulgated thereunder, or the final regulations, a foreign corporation will be exempt from U.S. taxation on its U.S. source shipping income if:

(1)
It is organized in a qualified foreign country which, as defined, is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, or the “country of organization requirement”; and

(2)	It can satisfy any one of the following two (2) stock ownership requirements:

▪
more than 50% of its stock, in terms of value, is beneficially owned by qualified stockholders which, as defined, includes individuals who are residents of a qualified foreign country, or the “50% Ownership Test”; or

▪	its stock or that of its 100% parent is “primarily and regularly” traded on an established securities market located in the United States, or the “Publicly Traded Test”.

The U.S. Treasury Department has recognized each of the Marshall Islands, the country of incorporation of the Company and certain of its subsidiaries, and Liberia, the country of incorporation of certain of the Company’s subsidiaries, as a qualified foreign country.  Accordingly, the Company and each of its subsidiaries satisfy the country of organization requirement.

For the 2007 tax year, the Company believes that it will be unlikely to satisfy the 50% Ownership Test.  Therefore, the eligibility of the Company and each subsidiary to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy the Publicly Traded Test.

As a result of the Company’s concentrated ownership prior to being listed on the Nasdaq Global Market, the Company does not believe that it satisfied the Publicly-Traded Test for the 2007 tax year.  As a result, the Company will be subject to U.S. federal income tax on its U.S. source shipping income as described in more detail below.

The Company anticipates that it will satisfy the Publicly-Traded Test and qualify for the benefits of Section 883 for the 2008 tax year since its Class A common stock, is anticipated to be “primarily traded” and “regularly traded” on the Nasdaq Global Market.  However, there is no assurance this will be the case and there can be no assurance that the Company will qualify for the benefits of Section 883 for the 2008 tax year or any subsequent tax year.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

Assuming that the Company does not qualify for the benefits of Section 883 for the 2007 tax year, the Company and each of its subsidiaries will be subject to a 4% tax imposed on its shipping income derived from U.S. sources by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company’s shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on its shipping income derived from U.S. sources for 2007, the Company will be subject to U.S. federal income tax of approximately $0.17 million under Section 887.

Gain on Sale of Vessels.

Regardless of whether the Company qualifies for exemption under Section 883, the Company will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by the Company will be considered to occur outside of the United States.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

F.	Dividends and paying agents

Not Applicable.

G.	Statement by experts

Not Applicable.

H.	Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.	Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with London Inter-Bank Offered Rate ("LIBOR"). Increasing interest rates could adversely impact future earnings.  In order to mitigate this specific market risk we entered into interest rate swap agreements. The purpose of the agreements was to manage interest cost and the risk associated with changing interest rates by limiting our exposure to interest rate fluctuations within the ranges stated below. Interest rate fluctuations at all times during 2006 and 2007 were within the cap and floor range, thus we paid three month LIBOR. The maximum annualized impact in terms of total debt interest payable owing to a one percent increase in interest rates, would have been approximately $3.2 million in the year ended December 31, 2007, as an indication of the extent of our sensitivity to interest rates changes, based upon our debt level at December 31, 2007.

Foreign exchange rate fluctuation

We generate all of our revenues in United States dollars and currently incur approximately 11% of our expenses in currencies other than United States dollars (mainly in Euros). For accounting purposes, expenses incurred in currencies other than into United States dollars, are converted into United States dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks and our operating results could be adversely affected as a result. However due to our relatively low percentage exposure to currencies other than our base currency which is the United States dollar we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic. The impact of a 10% increase in exchange rates, on the current level of expenses incurred in currencies other than United States dollars, is approximately $0.7 million.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Warrant Agreement Amendment

We entered into a Warrant agreement in connection with the private placement whereby we issued one fifth of a Warrant, which was attached to each Class A common share. In total 2,299,531 Warrants were issued by us. Each Warrant entitles the holder to purchase one Class A common share at an exercise price of $10.00 per share and became exercisable upon the public offering of our Class A common shares and may be exercised at any time thereafter until expiration. Each Warrant expires on November 21, 2011. In total 660,000 warrants had been exercised as of December 31, 2007 and the number of warrants as at December 31, 2007 was 1,639,531.

We and the majority of the Warrant holders agreed to amend the exercise features of the Warrants on May 7, 2007; which agreement is binding to all Warrant holders. The Warrants, as amended, may only be exercised through physical settlement, removing the prior exercise terms which also allowed the Warrant holders at their option for a cash settlement.

On October 26, 2007 the 450,000 Warrants issued to Innovation Holdings were exercised and on November 1, 2007 another 210,000 Warrants were exercised by another shareholder. We received in total $6.6 million in net proceeds and 660,000 common shares were issued from the exercise of those warrants at an exercise price of $10.00 per share.

Item 15. Controls and Procedures

a) Disclosure Controls and Procedures

Management, including our chief executive officer and chief financial officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective.

b) Management’s Annual Report on Internal Control over Financial Reporting / c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm on the Company’s internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

d) Changes in Internal Control over Financial Reporting

There have been no changes that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

We have not determined that any member of our Audit Committee constitutes a financial expert as such term is defined in Item 407 of SEC Regulation S-X. We do not believe it is necessary to have a financial expert, as defined in Item 407 of SEC Regulation S-X, because our board of directors has determined that each member of the audit committee does have the financial experience required by NASDAQ Marketplace Rule 4350(d)(2) and other relevant experience necessary to carry out the duties and responsibilities of the company's audit committee.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.Paragonship.com, under “Code of Ethics” and was filed as Exhibit 99.2 to the Form 6-K filed with the Securities and Exchange Commission on August 15, 2007 with number 001-33655.  Copies of our Code of Ethics are available in print upon request to Paragon Shipping Inc., 15 Karamanli Ave., Voula 16673, Athens, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C. Principal Accountant Fees and Services

Our principal Accountants, Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, have billed us for audit, audit-related and non-audit services as follows:

	2007	2006
	Stated in Usd

Audit fees	460,983	1,274,046
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-

Total	460,983	1,274,046

Audit fees paid to Deloitte Hadjipavlou, Sofianos and Cambanis S.A. in respect of 2006 were compensation for professional services rendered for the audit of the consolidated financial statements of the Company at December 31, 2006 and for the registration statements in connection with the initial public offering.

Audit fees paid to Deloitte Hadjipavlou, Sofianos and Cambanis S.A. in respect of 2007 were compensation for professional services rendered for the audit of the consolidated financial statements of the Company at December 31, 2007 and for the review of the quarterly financial information in 2007.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Our Audit Committee consists of three independent members of our Board of Directors. Our Audit Committee also conforms to each other requirement applicable to audit committees as required by the applicable listing standards of the Nasdaq Global Market.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19. Exhibits

(a)      Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Paragon Shipping Inc. (1)
1.2	Amended and Restated By-laws of the Company (4)
2.1	Form of Share Certificate (1)
4.1	Amended Registration Rights Agreement (2)
4.2	Initial Purchaser Registration Rights Agreement (1)
4.3	Innovation Holdings Registration Rights Agreement (1)
4.4	Form of Equity Compensation Plan
4.5	Form of Management Agreement (1)
4.6	Loan Agreement with HSH Nordbank AG (1)
4.7	Amended Warrant Agreement (2)
4.8	Bridge Loan Facility with Commerzbank AG (3)
4.9	Form of Commerzbank AG Senior Secured Revolving Credit Facility, dated November 29, 2007
4.10	Form of Bayerische Hypo-und Vereinsbank AG Secured Credit Facility, dated November 19, 2007
4.11	Form of Bank of Scotland plc Secured Revolving Credit Facility, dated December 4, 2007
4.12	Form of First Business Bank S.A. Secured Revolving Credit Facility, dated April 16, 2008
8.1	Subsidiaries of the Company
11.1	Code of Ethics (4)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as an Exhibit to the Company’s Registration Statement (File No. 333-143481) on June 4, 2007.
(2)	Filed as an Exhibit to the Company’s Amended Registration Statement (File No. 333-144687) on July 30, 2007.
(3)	Filed as an Exhibit to the Company’s Amended Registration Statement (File No. 333-144687) on August 6, 2007.
(4)	Filed as an Exhibit to Form 6-K filed on August 15, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARAGON SHIPPING INC.

By: /s/ Christopher J. Thomas
Christopher J. Thomas
Chief Financial Officer

Dated: May 2, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Paragon Shipping Inc.

We have audited the accompanying consolidated balance sheets of Paragon Shipping Inc (the "Company") as of December 31, 2006 and 2007 and the related consolidated statements of operations, shareholder's equity, and cash flows for the period from April 26, 2006 (inception) to December 31, 2006 and for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Paragon Shipping Inc. as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the period from April 26, 2006 (inception) to December 31, 2006 and for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 28, 2008

Paragon Shipping Inc.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2006 and 2007
(Expressed in United States Dollars)

	December 31, 2006		December 31, 2007

Assets
Current assets
Cash and cash equivalents		32,331,848	31,328,637
Trade receivables		—	354,154
Other receivables	Note 3	876,537	287,546
Prepaid expenses		—	654,576
Inventories		201,659	801,373
Total current assets		33,410,044	33,426,286
Fixed assets
Office equipment, net of accumulated depreciation		2,767	—
Advances for vessel acquisitions		2,963,391	—
Vessels at cost		152,554,289	633,378,703
Less: accumulated depreciation		(1,066,527)	(18,268,064)
Total fixed assets	Note 4	154,453,920	615,110,639
Other assets	Note 5	375,895	1,584,950
Restricted cash		—	8,010,000
Other long term receivables	Note 3		1,340,602
Total Assets		188,239,859	659,472,477
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable		650,064	2,487,291
Accrued expenses	Note 6	1,099,918	5,494,431
Due to management company	Note 7	1,741,872	1,642,805
Interest rate swap	Note 11	117,965	—
Below market acquired time charters	Note 8	123,750	—
Deferred income	Note 9	516,056	3,176,938
Current portion of long-term debt	Note 10	—	9,000,000
Total current liabilities		4,249,625	21,801,465
Long-term debt	Note 10	77,437,500	309,000,000
Obligations for warrants	Note 12	10,266,969	—
Other long-term payable		—	586,499
Interest rate swap	Note 11	—	1,370,701
Below market acquired time charters	Note 8	—	51,077,602
Total long-term liabilities		87,704,469	362,034,802
Total Liabilities		91,954,094	383,836,267
Commitments and Contingencies	Note 17
Shareholders' equity:
Preferred shares: $0.001 par value, 25,000,000 authorized, none issued, none outstanding at December 31, 2006 and December 31, 2007
Class A Common Shares, $0.001 par value; 120,000,000 authorized 11,497,656 issued and outstanding at December 31, 2006 and 25,744,983 issued and outstanding at December 31, 2007	Note 12	11,498	25,745
Class B common shares, $0.001 par value; 5,000,000 authorized, 2,003,288 issued and outstanding at December 31, 2006 and none issued and outstanding at December 31, 2007	Note 12	2,003	—
Additional paid-in capital		98,738,185	304,408,972
Accumulated deficit		(2,465,921)	(28,798,507)
Total shareholders' equity		96,285,765	275,636,210
Total Liabilities and Shareholders' Equity		188,239,859	659,472,477

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.
CONSOLIDATED STATEMENT OF OPERATIONS
For the period from inception (April 26, 2006) to December 31, 2006 and for the year ended December 31, 2007

	Period from inception (April 26, 2006) to December 31, 2006		Year ended December 31, 2007

Revenue
Time charter revenue	Note 8	4,949,426	76,657,595
Less: commissions		220,266	3,472,468
Net Revenue		4,729,160	73,185,127
Expenses
Voyage expenses		18,970	348,452
Vessels operating expenses	Note 14	559,855	11,474,480
Management fees charged by a related party	Note 7	170,750	2,076,678
Depreciation	Note 4	1,066,527	17,204,304
General and administrative expenses (including share based compensation of $1,476,717 for the period from inception (April 26, 2006) to December 31, 2006 and $20,212,149 for the year ended December 31, 2007	Note 15	1,782,429	27,010,327
Operating Income		1,130,629	15,070,886
Other Income (Expenses)
Interest and finance costs		(951,798)	(10,328,845)
Unrealized loss on interest rate swap		(117,965)	(1,252,736)
Interest income		404,409	997,178
Gain from the change in fair value of warrants	Note 12	—	493,962
Foreign currency losses		(3,511)	(76,709)
Total Other Expenses, net		(668,865)	(10,167,150)
Net Income		461,764	4,903,736

Income allocable to Class B common shares		259,036	2,954,848
Income available to Class A common shares		202,728	1,948,888
Earnings per Class A common share, basic	Note 16	$0.14	$0.12
Earnings per Class A common share, diluted	Note 16	$0.14	$0.11
Earnings per Class B common share, basic and diluted	Note 16	$0.00	—
Weighted average number of Class A Common Shares, basic	Note 16	1,441,887	16,495,980
Weighted average number of Class A Common Shares, diluted	Note 16	1,442,639	17,438,463
Weighted average number of Class B common shares, basic and diluted	Note 16	1,842,381	—

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
For the period from inception (April 26, 2006) to December 31, 2006 and the year ended December 31, 2007

	Class A Shares		Class B Shares
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Total
	(Expressed in United States Dollars)

Balance at inception (April 26, 2006)
Issuance of Class A common shares through private placement	9,062,000	9,062			82,516,573		82,525,635
Issuance of Class A common shares issued to initial purchasers	185,656	186			1,690,770		1,690,956
Class A common shares offering costs					(7,444,622)		(7,444,622)
Issuance of Class B common shares			2,003,288	2,003	7,997		10,000
Issuance of Class A common shares to Innovation Holdings SA	2,250,000	2,250			20,490,750		20,493,000
Share based compensation					1,476,717		1,476,717
Deemed dividend						(2,927,685)	(2,927,685)
Net income						461,764	461,764
Balance, December 31, 2006	11,497,656	11,498	2,003,288	2,003	98,738,185	(2,465,921)	96,285,765
Issuance of Class A Common Shares, net of issuance costs	11,497,539	11,498			169,086,377		169,097,875
Issuance of Class A Common Shares, from the exercise of warrants	660,000	660			6,599,340		6,600,000
Conversion of Class B Common Shares to Class A Common Shares	2,003,288	2,003	(2,003,288)	(2,003)			—
Share based compensation					20,212,149		20,212,149
Issuance of Restricted Class A Common Shares	86,500	86			(86)		—
Obligations for warrants					9,773,007		9,773,007
Dividends paid						(31,236,322)	(31,236,322)
Net Income						4,903,736	4,903,736
Balance, December 31, 2007	25,744,983	25,745	—	—	304,408,972	(28,798,507)	275,636,210

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the period from inception (April 26, 2006) to December 31, 2006 and for the year ended December 31, 2007

For the period from inception (April 26, 2006) to December 31, 2006		For the year ended December 31, 2007
(Expressed in United States Dollars)
Cash Flows from Operating Activities
Net Income	461,764	4,903,736
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,066,527	17,204,304
Amortization of below market acquired time charters	(41,250)	(8,423,492)
Amortization of financing costs	3,292	1,097,976
Share based compensation	1,476,717	20,212,149
Unrealized loss on interest rate swap	117,965	1,252,736
Gain from the change in fair value of warrants	—	(493,962)
Changes in assets and liabilities
Increase in trade receivables	—	(354,154)
(Increase)/decrease in other receivables	(51,537)	588,991
Increase in prepaid expenses	—	(654,576)
Increase in inventories	(201,659)	(599,714)
Increase in other assets	(2,051)	(4,132)
Increase in other long term receivables	—	(1,340,602)
(Decrease)/increase in trade accounts payable	(166,801)	1,837,227
Increase in accrued expenses	116,954	4,394,513
Decrease in due to management company	(1,674,085)	(99,067)
Increase in deferred income	516,056	2,660,882
Increase in other long-term payable	—	586,499
Net cash from operating activities	1,621,892	42,769,314
Cash Flows from Investing Activities
Purchase of office equipment	(2,767)	—
Acquisition of vessels and capital expenditures	(152,389,289)	(418,483,679)
Restricted cash		(8,010,000)
Advances for vessel acquisition	(2,963,391)	—
Net cash used in investing activities	(155,355,447)	(426,493,679)
Cash Flows from Financing Activities
Proceeds from long-term debt	125,937,500	348,812,500
Proceeds from short-term debt	—	289,336,091
Repayment of long-term debt	(48,500,000)	(108,250,000)
Repayment of short-term debt	—	(289,336,091)
Payment of financing costs	(377,136)	(2,302,898)
Contribution of capital to Elegance and Icon	21,694,942	—
Return of capital to shareholders of Elegance and Icon	(21,694,942)	—
Proceeds from the issuance of units	113,120,186	—
Proceeds from the issuance of Class B common shares	10,000	—
Proceeds from the issuance of Class A common shares	—	181,960,710
Proceeds from the exercise of warrants	—	6,600,000
Class A common share offering costs	(4,125,147)	(12,862,836)
Dividends paid	—	(31,236,322)
Net cash from financing activities	186,065,403	382,721,154
Net increase/(decrease) in cash and cash equivalents	32,331,848	(1,003,211)
Cash and cash equivalents at the beginning of the period	—	32,331,848
Cash and cash equivalents at the end of the period	32,331,848	31,328,637
Supplemental disclosure of cash flow information
Cash paid during the period for interest	—	7,470,805
Supplemental disclosure of non-cash investing and financing activities
Commissions due for the acquisition of the vessels (Note 3)	825,000	—
Commissions due to management company	825,000	—
Accrued offering costs	982,964	—
Offering costs payable	480,137	—
Deemed dividend	2,927,685	—

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars)

1.           Basis of Presentation and General Information

Basis of Presentation:  The accompanying consolidated financial statements include the accounts of Paragon Shipping Inc., and its wholly owned subsidiaries listed below (collectively the "Company"). Paragon Shipping Inc. is a private company incorporated in the Republic of the Marshall Islands on April 26, 2006 to act as a holding company. In December 2006, the Company established a branch in Greece under the provision of Law 89 of 1967, as amended.

Private Placement and Initial Public Offering:  The Company concluded a private placement and as at December 31, 2006 had 11,497,656 Class A Common Shares outstanding and a total of 2,003,288 Class B Common Shares outstanding. On July 16, 2007 a self registration statement covering the resale of 11,097,187 of the Company’s Class A Common Shares and 1,849,531 of its Warrants was declared effective by the US Securities and Exchange Commission. On August 15, 2007 the Company completed its initial public offering of 10,300,000 Class A Common shares and on September 13, 2007 completed the offering of an additional 697,539 Class A Common Shares upon the partial exercise of the underwriters’ over-allotment option. Those offerings generated $175,960,624 in gross proceeds, at a price of $16.00 per share, before deduction of underwriting commissions and expenses of $11,437,440. Following the completion of the initial public offering all the 2,003,288 Class B Common Shares were converted into Class A Common Shares on a one-for-one basis.

Vessel Owning Subsidiaries:   The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of the bulk carrier vessels. On November 15, 2006 Paragon Shipping Inc. acquired all outstanding shares of five of the vessel owning subsidiary companies immediately upon incorporation and on December 21, 2006 acquired all outstanding shares of a sixth vessel owning subsidiary company immediately upon incorporation. In 2007 immediately upon incorporation Paragon Shipping Inc. acquired all outstanding shares of the other five vessel owning subsidiary companies which are all listed below.

(a)
Trade Force Shipping S.A. ("Trade Force") incorporated in the Marshall Islands on November 15, 2006, owner of the Cayman Island flag 72,891 dwt (built 1999), bulk carrier "Deep Seas", which was delivered to the Company on December 28, 2006 from Elegance Shipping Limited, a related party. Elegance Shipping Limited was incorporated in the Marshall Islands on September 8, 2006, and acquired Deep Seas from an unrelated party on October 12, 2006.

(b)
Camelia Navigation S.A. ("Camelia") incorporated in the Marshall Islands on November 15, 2006, owner of the Cayman Islands flag 45,654 dwt (built 1995) bulk carrier "Blue Seas", which was delivered to the Company on December 28, 2006 from Icon Shipping Limited, a related party. Icon Shipping Limited was incorporated in the Marshall Islands on September 8, 2006, and acquired Blue Seas from an unrelated party on October 4, 2006.

(c)
Frontline Marine Co. ("Frontline") incorporated in the Marshall Islands on November 15, 2006, owner of the Marshall Islands flag 74,047 dwt (built 1999) bulk carrier "Calm Seas", which it took delivery of from an unrelated party on December 28, 2006.

(d)
Fairplay Maritime Ltd. ("Fairplay") incorporated in the Marshall Islands on November 15, 2006, owner of the Marshall Islands flag 72,493 dwt (built 1999) bulk carrier "Kind Seas", which it took delivery of from an unrelated party on December 21, 2006.

(e)
Explorer Shipholding Limited. ("Explorer") incorporated in the Marshall Islands on November 15, 2006, owner of the Cayman Islands flag 46,640 dwt (built 1995) bulk carrier "Clean Seas", which it took delivery of from an unrelated party on January 8, 2007.

(f)
Opera Navigation Co. ("Opera") incorporated in the Marshall Islands on December 21, 2006, owner of the Liberian flag 43,222 dwt (built 1995) bulk carrier "Crystal Seas", which it took delivery of from an unrelated party on January 10, 2007.

(g)
Protea International Inc. ("Protea") incorporated in the Liberia on July 17, 2007, owner of the Liberian flag 53,702 dwt (built 2005) bulk carrier "Sapphire Seas", which it took delivery of from an unrelated party on August 13, 2007.

(h)
Donna Marine Co. ("Donna") incorporated in the Marshall Islands on July 4, 2007, owner of the Marshall Islands flag 74,483 dwt (built 2006) bulk carrier "Pearl Seas", which it took delivery of from an unrelated party on August 16, 2007.

(i)
Reading Navigation Co. ("Reading") incorporated in the Liberia on July 17, 2007, owner of the Liberian flag 74,274 dwt (built 2001) bulk carrier "Diamond Seas", which it took delivery of from an unrelated party on September 17, 2007.

1.           Basis of Presentation and General Information - Continued

(j)
Imperator I Maritime Company. ("Imperator") incorporated in the Marshall Islands on September 27, 2007, owner of the Liberian flag 74,477 dwt (built 2006) bulk carrier "Coral Seas", which it took delivery of from an unrelated party on November 21, 2007.

(k)
Canyon I Navigation Corp. ("Canyon") incorporated in the Marshall Islands on September 27, 2007, owner of the Liberian flag 74,475 dwt (built 2006) bulk carrier "Golden Seas", which it took delivery of from an unrelated party on December 10, 2007.

On January 1, 2007 the Company acquired all outstanding shares of Epic Investments Inc. ("Epic"), a company incorporated in the Marshall Islands, for no consideration, as the shares had no par value. Epic acts as treasurer to the Company.

Management Company:  The Company outsources the technical and commercial management of all of its subsidiaries vessels to Allseas Marine S.A. ("Allseas"), a related party, pursuant to management agreements with an initial term of five years. Mr. Michael Bodouroglou, the Company's President and Chief Executive Officer, is the sole shareholder and Managing Director of Allseas. These agreements automatically extend for successive five year terms, unless, in each case, at least one month's advance notice of termination is given by either party (see Note 7 for disclosure of the relevant amounts).

2.           Significant Accounting Policies

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts and operating results of Paragon Shipping Inc. and its wholly-owned subsidiaries referred to in Note 1. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of useful lives, determination of the fair value of the attached time charter agreements, determination of vessels impairment and determination of the fair value of the interest rate swap, restricted shares, warrants and options.

(c)	Other Comprehensive Income (Loss): The Company has no other comprehensive income (loss) and, accordingly, comprehensive income (loss) equals net income (loss) for all periods presented.

(d)
Variable Interest Entities: The Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation No. 46 (R) Consolidation of Variable Interest Entities ("FIN 46R") and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R. There were no such entities as of December 31, 2006 or as 2007 that were required to be included in the accompanying financial statements.

(e)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances that are denominated in a currency other than the functional currency are adjusted to reflect the current exchange rate and any gains or losses are included in the statement of operations.

(f)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

2.           Significant Accounting Policies - Continued

(g)
Restricted Cash: Under the financial covenants of the loan agreement with HSH Nordbank (Note 12) the Company and its subsidiaries are required to maintain cash equivalents in an amount of no less than $500,000 per vessel. HSH Nordbank waived the debt covenant requirements as of December 31, 2006 in recognition of the start up nature of the Company’s operations and the covenants were applicable beginning with the financial results for the three months ending March 31, 2007. The loan with HSH Nordbank was fully repaid on July 25, 2007 and the restricted cash amount of $500,000 per vessel was released but as the interest rate swap with HSH Nordbank remained (Note 13), a $3,000,000 restricted cash deposit was requested by the bank to be placed as security deposit for the contractual obligation under the interest rate swap agreement.

Under the financial covenants of the loan agreements with Commerzbank AG, Bayerische Hypo-und Vereinsbank AG and Bank of Scotland plc (Note 12) the Company and its subsidiaries are required to maintain cash equivalents in an amount of no less than $500,000 per vessel for ten vessels in total. At December 31, 2007 cash restricted as a result of the loan covenants with the above mentioned banks was $5,000,000.

In addition, in order for the Company to establish and operate a branch office in Greece, under the Greek governments' provision of Law 89 of 1967, as amended, in 2007 the Company entered into a guarantee of performance with the Greek Ministry of Finance. Under the guarantee, the Company is required to maintain a cash deposit of $10,000, which can only be released when the branch office no longer exists and has ceased operations. At December 31, 2007 the cash deposit of $10,000 is included in restricted cash total balance of $8,010,000 in the balance sheet.

(h)
Inventories: Inventories consist of lubricants and stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method except for bunkers, the cost of which is determined by the weighted average method.

(i)
Vessel Cost: Vessels are stated at cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred.

(j)
Impairment of Long-Lived Assets: The Company applies SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels to determine if they are recoverable. The review of the carrying amount for each of the Company's vessels, as of December 31, 2006 and as of December 31, 2007 indicated that such carrying amount was recoverable.

(k)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard (secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life).

2.           Significant Accounting Policies - Continued

(l)
Dry-Docking and Special Survey Costs: For the period from inception (April 26, 2006) to December 31, 2006 Company followed the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking. In the fourth quarter in 2007, the Company elected to change its method of accounting for dry-docking costs, to the direct expense method as the Company believes that the direct expense method eliminates the significant amount of time and subjectivity that is needed to determine which costs and activities related to dry-docking should be deferred. In respect of SFAS No. 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and SFAS 3" ("SFAS 154") there is no prior-period information that has been retrospectively adjusted as the first dry-docking only occurred in the fourth quarter in 2007. For the year ended December 31, 2007 the effect in net income by applying the direct expense method was the cost of the dry-docking of $1.18 million or $0.07 per share, basic and diluted.

(m)
Financing Costs: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing is made.

(n)
Pension and Retirement Benefit Obligations—Crew: The vessel-owning companies employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post-retirement benefits.

(o)           Revenue and Expenses: Revenues are generated from voyage and time charter agreements.

Time Charter Revenues:   Time charter revenues are recorded over the term of the charter as service is provided. When two or more time charter rates are involved during the life term of a charter agreement, the Company is recognizing revenue on a straight line basis. Other long term receivables at December 31, 2007 of $ 1,340,602 is the difference between the charter’s charter hire payments, calculated on a straight-line basis from the date the time charter was acquired, over the remaining term of the charter and the charter hire payments due under the charter agreement for Deep Seas and Coral Seas. Other long term payable at December 31, 2007 of $586,499 is the difference between the charter’s charter hire payments, calculated on a straight-line basis from the date the time charter was acquired, over the remaining term of the charter and the charter hire payments due under the charter agreement for Sapphire Seas. Time charter revenues received in advance are recorded as deferred income, until charter service is rendered.

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, the Company allocates the fair value of the above or below market charter to the cost of the vessel on a relative fair value basis and records a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management's estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability record is amortized over the remaining period of the time charter as a reduction or addition to charter hire revenue.

For the period from inception (April 26, 2006) to December 31, 2006 two charterers individually accounted for more than 10% of the Company's time charter revenue. For the year ended December 31, 2007 four charterers individually accounted for more than 10% of the Company's time charter revenue, as follows:

Charterer	Percentage of time charter revenue
A	29.3%
B	13.2%
C	11.2%
D	10.2%

Voyage Charter Revenues:  Under a voyage charter, the revenues are recognized ratably over the duration of the voyage from load port to discharge port. The relevant voyage costs are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses become apparent and can be estimated. A voyage is deemed to commence upon the issuance of notice of readiness at the load port and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recorded when earned. There have been no voyage charters in 2006 or in 2007.

2.           Significant Accounting Policies - Continued

Vessel Operating Expenses: Vessel operating expenses are accounted for on the accrual basis

(p)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses, are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

(q)
Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographic information is impracticable.

(r)
Income Taxes: Under the law of the country of the Company's incorporation, the Company is not subject to income taxes. The Company however, is subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto ("Shipping Income"), unless exempt from United States federal income taxation.

If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its “U.S. source income,” imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The Company did not incur any U.S. source shipping income tax in 2006. For 2007 the Company does not anticipate that it will qualify for the benefits of Section 883. The Company has accrued for a U.S. income tax liability for 2007 of $168,208.

(s)
Earnings per Share (EPS): As of December 31, 2006 the Company had two classes of common shares, Class A Common Shares and Class B common shares and accordingly, we present basic and diluted EPS for each such class of our common shares. As of December 31, 2007 there was only one class of common shares outstanding-Class A Common Shares and accordingly, we present basic and diluted EPS for Class A Common Shares only.

Basic EPS for our Class A and Class B common shares excludes dilutive effects of potential common shares and is calculated by dividing income available to holders of Class A common share and Class B common share, respectively, by the weighted average number of shares of Class A and Class B common shares outstanding during the period. Diluted EPS for Class A and Class B common shares gives effect to all dilutive potential common shares that were outstanding during the period. Following the completion of the initial public offering on August 15, 2007, the Class B common shares were converted to Class A common shares and as such, there is only one class of shares outstanding following that conversion. Please refer to Note 16 for additional information on the computation of our basic and diluted EPS.

(t)
Derivatives: SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts, if any) are recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

(u)
Share-based Compensation: All share-based payments to employees and directors, including grants of employee and directors stock options, are recognized in the statement of operations based on their grant date fair values and amortized over the service period. The share based compensation related to the conversion feature of the Class B common shares, was recognized following the successful completion of the initial public offering (Note 13).

(v)
Prepaid Expenses: The prepaid expenses included as an asset in the accompanying consolidated balance sheet consist of actual payments that occurred in the relevant reported period for goods, services and benefits that will be received in a future period.

2.           Significant Accounting Policies - Continued

(w)
Recent Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which supplements SFAS No. 109, "Accounting for Income Taxes", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized.

Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. Any necessary adjustment would be recorded directly to retained earnings in the period of adoption and reported as a change in accounting principle. This Interpretation is effective as of the beginning of the first fiscal year beginning after December 15, 2006. In 2007, the adoption of FIN 48 did not have a material impact on the financial position, results of operations or cash flows of the Company.

In September 2006, the FASB Staff issued FSP No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," ("FSP No. AUG AIR-1"). FSP No. AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods, if no liability is required to be recorded for an asset retirement obligation based on a legal obligation for which the event obligating the entity has occurred. FSP No. AUG AIR-1 also requires disclosures regarding the method of accounting for planned major maintenance activities and the effects of implementing the FSP. The guidance in FSP No. AUG AIR-1 is effective for the Company as of January 1, 2007. No planned major maintenance activities took place during the period from inception (April 26, 2006) to December 31, 2006. There were two planned major maintenance activities, that took place in the fourth quarter in 2007 following the adoption of the new policy and the Company accounted for those expenses by adopting the direct expense method and recorded those expenses as incurred for the year ended December 31, 2007. The new accounting principle will be presented in all periods presented in future earning releases and filings. The retrospective effect in net income and per share information will be nil as there was no planned major maintenance activity before the adoption of the new accounting principle. For the year ended December 31, 2007 the effect in net income by applying the direct expense method was the cost of the dry-docking of $1,184,140 or $0.07 per share, basic and diluted.

On September 13, 2006, the SEC released staff accounting bulleting ("SAB") No. 108, which provides guidance on materiality. SAB No. 108 states that registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement, contains guidance on correcting errors under the dual approach, and provides transition guidance for correcting errors existing in prior years. If prior-year errors that had been previously considered immaterial (based on the appropriate use of the registrant's prior approach) now are considered material based on the approach in the SAB, the registrant need not restate prior period financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. This statement is effective for the Company for the fiscal year ending December 31, 2006 and onwards. SAB No. 108 did not have a material impact on the financial position and results of operations of the Company.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Earlier adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements." The Company is currently evaluating the impact of SFAS 159, but does not expect the adoption of SFAS 159 to have a material impact on its financial consolidated position, results of operations or cash flows.

2.           Significant Accounting Policies - Continued

In December 2007, the FASB issued SFAS No. 141 (revised), “Business Combinations” (“SFAS 141 (revised)”). SFAS No. 141 (revised) relates to the business combinations and requires the acquirer to recognize the assets acquired, the liabilities assumed, and any non controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement applies prospectively to business combinations for which the acquisitions date is on or after the beginning of the first reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating the impact, if any, of SFAS No. 141 (revised) on its financial position, results of operations and cash flows.

3.           Other Receivables

Other receivables-current mainly represent commissions to be reimbursed by the ship brokers on the purchase of the vessels Calm Seas and Kind Seas of $825,000 at December 31, 2006. The full amount of $825,000 was received in March 2007.

As at December 31, 2007 there was $287,546 in other receivable-current and also $1,340,602 in other long term receivables (for long term receivables see Note 2 (o)).  As the total of other long-term receivables are only due to the fact of the straight line basis of revenue recognition and the relevant creditors are first class charterers, that amount is considered recoverable by the Company.

4.           Fixed Assets, Net

Vessels	Vessel Cost	Accumulated Depreciation	Net Book Value

Advances	2,963,391	—	2,963,391
Acquisitions	152,554,289	—	152,554,289
Depreciation for the period	—	(1,066,527)	(1,066,527)
Balance, net December 31, 2006	155,517,680	(1,066,527)	154,451,153
Other fixed assets—Office equipment			2,767
Total fixed assets December 31, 2006			154,453,920
Vessels
Acquisitions	477,861,023	—	477,861,023
Depreciation for the year	—	(17,201,537)	(17,201,537)
Total fixed assets December 31, 2007	633,378,703	(18,268,064)	615,110,639

As at December 31, 2006 the Company acquired four vessels for an aggregate vessel cost of $152,554,289 and paid advances of 2,963,391 for one of the vessels that were delivered in 2007. The Company acquired seven further vessels during the twelve months ended December 31, 2007 for an aggregate purchase price of $480,824,414 less the advances described in the previous sentence. Ten vessels are first-priority mortgaged, as collateral to the loan facilities outstanding as at December 31, 2007, (see Note 10 for discussion of the loan facilities), whereas one vessel is mortgage-free.

5.           Other Assets

Other assets of $375,895 and $1,584,950 at December 31, 2006 and December 31, 2007 respectively, consists of loan arrangement fees and deferred financing costs of $373,844 and $1,578,767 at December 31, 2006 and December 31, 2007 respectively and utilities deposits related to the leased office space of $2,051 and of $6,183 at December 31, 2006 and December 31, 2007, respectively.

The deferred financing costs shown in the accompanying balance sheet are analyzed as follows:

Inception (April 26, 2006)
Additions	377,136
Amortization	(3,292)
December 31, 2006	373,844
Additions	2,754,301
Repayments	(451,402)
Amortization	(1,097,976)
December 31, 2007	1,578,767

5.           Other Assets - Continued

The deferred financing costs are being amortized from the borrowing dates over the life of the loan agreement through the last repayment date of the relevant loan facility. The deferred financing costs are amortized using the straight line method of amortization, which approximates the effective interest method due to the one-off, balloon repayment schedule of the loan facilities and the revolving credit nature of the loan facility with the repayment schedule.

6.           Accrued Expenses

The accrued expenses and others, shown in the accompanying consolidated balance sheet are analyzed as follows:

	December 31, 2006	December 31, 2007

Accrued loan interest	80,170	952,215
Accrued voyages expenses	23,107	145,629
Accrued vessels operating expenses	—	345,897
Publication fees	50,000	—
Financing expenses	—	1,005,563
Accrual for professional fees	500,000	308,738
Accrual for share registration costs	394,000	—
Other professional services	38,964	17,165
U.S. income tax	—	168,208
Accrued bonus awards	—	2,432,430
Other sundry liabilities and accruals	13,677	118,586
Total	1,099,918	5,494,431

7.           Transactions with Related Parties

(a)
Vessel Acquisitions from Affiliated Companies:  On October 5, 2006, the Company entered into individual Memoranda of Agreement ("MOA") totaling $69,900,000 with Icon Shipping Limited and Elegance Shipping Limited, each of which had acquired one drybulk vessel each from an unaffiliated third party. Icon Shipping Limited and Elegance Shipping Limited are wholly owned and under the management of Michael Bodouroglou. Due to the relationships and the common control therein, the acquisitions of the vessels by Icon Shipping Limited and Elegance Shipping Limited by the Company have been accounted for as a combination of entities under common control in a manner similar to pooling of interests. Accordingly, the accompanying financial statements have been prepared as if the vessels were owned by the Company as of October 04, 2006 and October 12, 2006 (i.e, vessels' delivery date to Icon Shipping Inc. and Elegance Shipping Inc.), respectively. This conclusion is based on the guidance in FASB Statement 141 "Business Combinations" and EITF 02-05 "Definition of "Common Control" in relation to FASB Statement 141." The Company acquired the two vessels collateral free, from the respective two affiliated companies, which were both delivered on December 28, 2006. The acquisition price paid by the Company under the MOAs to acquire the vessels from the affiliated companies with charter parties attached, equaled the price paid to acquire these vessels by the affiliated companies, charter free, plus actual incurred expenses in connection with the vessels' delivery, which amounted to $69,900,000. The proceeds received by the affiliated companies were used to pay the loans used to originally finance the acquisitions of the vessels and to return the capital to owners. The net income of the affiliated companies earned until the date of acquisition by the Company of $2,927,685 was treated as a deemed dividend to the beneficial shareholder of Innovation Holdings, the sole shareholder of the Company through the date of the private placement (Note 12.b). The deemed dividend is a non-cash transaction as it pertains to the remaining assets of the affiliated companies consisting of a "due to management company" of $2,590,957 and "trade accounts payable" of $336,728, both attributable to the operations of the vessels Deep Seas and Blue Seas, that were not carried over by the Company subsequent to the actual transfer of Deep Seas and Blue Seas.

The Company funded the acquisition cost of the two vessels with drawings under the senior secured credit facility (Note 10) and a portion of the proceeds of the private placement. Upon their delivery to the Company, the vessels were provided as collateral to secure the Company's senior secured credit facility.

7.           Transactions with Related Parties - Continued

(b)
Allseas Marine S.A. ("Allseas"):  The Company was leasing an office space in Athens, Greece up to September 30, 2007 and although the lease agreement was with an unaffiliated third party, the Company has entered into a tripartite agreement with the lessor and its' affiliate, Allseas. The tripartite agreement called for the Company to assume all of the rights and obligations under the lease agreement, which was initially entered into between the lessor and Allseas. The term of the lease that was originally expiring on September 30, 2006 was extended until and terminated on September 30, 2007. Rent expense amounted to $2,110 and $7,931, for the period from inception (April 26, 2006) to December 31, 2006 and for year ended December 31, 2007, respectively, which is included in General and administrative expenses (Note 15) in the accompanying statement of operations.

(c)
Granitis Glyfada Real Estate Ltd. ("Granitis"):  On September 13, 2007 and effective as of October 1, 2007 the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficiary owned by the Company’s Chief Executive Officer. The term of the lease is for 5 years beginning October 1, 2007 and expiring September 30, 2012. The monthly rental for the first year is Euro 2,000 plus 3.6% tax and thereafter it will be adjusted annually for inflation increases. Rent expense amounted to $8,983 for the year ended December 31, 2007 and is included in General and administrative expenses (Note 15) in the accompanying statement of operations.

(d)
Allseas Marine S.A. ("Allseas"):  The following amounts were included in the consolidated statement of operations for the period from inception (April 26, 2006) to December 31, 2006 and for the year ended December 31, 2007, in commissions and management fees charged by a related party.

	Period from inception (April 26, 2006) to December 31, 2006	Year ended December 31, 2007

Commissions	6,661	841,442
Management fees charged by a related party	170,750	2,076,678

The Company pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels (“charter hire commission”).

In addition, each of the ship-owning companies have a management agreement with Allseas, under which management services are provided in exchange for a fixed monthly fee per vessel. The Company paid Allseas a technical management fee of $650 for the period from signing of the management agreement through December 31, 2006 (based on a Euro/U.S. dollar exchange rate of € 1.00:$1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by the Company. The management fee is adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. For the first quarter in 2007, the management fee was adjusted to $675 per day, for the second quarter in 2007 to $683 per day, for the third quarter in 2007 to $687 per day and for the fourth quarter in 2007 to $725 per day. The management fee will be increased on an annual basis, commencing on January 1, 2008, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. During 2007, an amount of $250,000 was paid by the Company to Allseas Marine S.A. for legal, accounting and finance services that were provided throughout the year. These services were not covered under the management agreements described above but they have been included in the statement of operations for the year ended December 31, 2007 in management fees charged by a related party.

The Company also pays Allseas a fee equal to 1% of the purchase price of any vessel bought or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement, which are capitalized and included in the cost of the vessel (“vessel commission”).  Vessel commissions incurred and due for the period from inception (April 26, 2006) to December 31, 2006 amounted to $825,000.  For the year ended December 31, 2007, vessel commissions incurred and due amounted to $4,172,000 and $890,000, respectively.

7.           Transactions with Related Parties - Continued

(d)           Allseas Marine S.A. ("Allseas") - Continued

The following table summarizes the amounts recorded in the consolidated balance sheets as of December 31, 2006 and 2007 in due to management company for charter hire commissions, management fees, vessel commissions and operating costs reimbursements.

	December 31, 2006	December 31, 2007
Due to management company	1,741,872	1,642,805

Each month, the Company funds a payment to Allseas to cover working capital equal to one month of estimated operating expenses.  At the balance sheet date, the difference between the amount funded to Allseas and payments made by Allseas for operating expenses is included in due to management company on the balance sheet.

The balance in due to the management company as of December 31, 2006 and 2007 was settled in full during the first three months in 2007 and in January 2008, respectively.

(e)
Consulting Agreements:  The Company has consulting agreements with Levanto Holdings Company, Foyer Services S.A., Coronet Consultants Company and Remvi Shipholding Corp., companies beneficially owned by the Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Internal Legal Counsel and Corporate Secretary respectively. Under the terms of the agreements, these entities provide the services of the individuals who serve in the positions of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Legal Counsel. For the period from inception (April 26, 2006) to December 31, 2006, and for the year ended December 31, 2007 total expense incurred under the consulting agreements was $151,145 and $1,480,413 respectively and is recorded in General and administrative expenses. No amount was due at December 31, 2006 and December 31, 2007.

(f)
The Right of First Refusal with Regard to Vessel Acquisitions:  The Chief Executive Officer has entered into an agreement with the Company which includes a provision to allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after the Chief Executive Officer or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this letter agreement, the Chief Executive Officer will notify the Company's committee of independent directors of any agreement that he or any of his other affiliates has entered into to purchase a drybulk carrier. He will provide the committee of independent directors a seven calendar day period in respect of a single vessel transaction, or a fourteen calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to the committee, within which to decide whether or not to accept the opportunity and nominate a subsidiary of the Company to purchase the vessel or vessels, before the Chief Executive Officer will accept the opportunity or offer it to any of his other affiliates.

8.           Below Market Acquired Time Charters

Seven bulk carriers were acquired with time charters attached that were at a below-market rate. As described in Note 2 (o) above, the Company records the difference between the contractual amount to be received over the term of the time charter and the fair value of the time charter at the time of acquisition, in the purchase price of the vessel and in "Below market acquired time charters" of $165,000 and $59,377,344 at December 31, 2006 and December 31, 2007 respectively before accumulated amortization,, in the consolidated balance sheet. The amount recorded in below market acquired time charters is amortized over the remaining period of the time charter as an increase to time charter revenue. Amortization of below market acquired time charters was $41,250 and $8,423,492 for the period from inception (April 26, 2006) to December 31, 2006 and for the year ended December 31, 2007, respectively. Two of the vessels’ time charters were expired and the relevant amount was fully amortized during 2007. Future expected amortization of below market acquired time charters as at December 31, 2007, is as follows:

For the year ending	Amortization
December 31, 2008	26,593,778
December 31, 2009	18,662,003
December 31, 2010	5,821,821
Total	51,077,602

9.           Deferred Income

Deferred income consists of time charter revenues received in advance and until charter service is rendered, such revenue is recorded as deferred income. The amount shown in the accompanying consolidated balance sheet as at December 31, 2006 and at December 31, 2007 was $516,056 and $3,176,938 respectively.

10.           Loan Facilities

The table below presents, the loan facilities and the amounts outstanding as at December 31, 2006 and December 31, 2007:

Loan Facilities	Amount outstanding at December 31, 2006	Amount outstanding at December 31, 2007

(a) HSH Nordbank Senior Secured Credit Facility (the “Facility”)	77,437,500	—
(b) Commerzbank AG Senior Secured Revolving Credit Facility	—	139,000,000
(c) Bayerische Hypo-und Vereinsbank AG Secured Credit Facility	—	90,000,000
(d) Bank of Scotland plc Secured Revolving Credit Facility	—	89,000,000
Total	77,437,500	318,000,000

The table below presents the minimum annual principal payments required to be made after December 31, 2007:

For the year ending	Minimum annual principal payments

December 31, 2008	9,000,000
December 31, 2009	9,000,000
December 31, 2010	238,000,000
December 31, 2011	2,250,000
December 31, 2012	59,750,000
Total	318,000,000

The total amount available to be drawn down by the Company at December 31, 2007 under the credit facilities was $71.0 million and the weighted average interest rate at December 31, 2007 was 6.2%.

(a)
HSH Nordbank Senior Secured Credit Facility (the "Facility"):  On December 18, 2006 the Company entered into a loan agreement with HSH Nordbank that, subject to certain conditions, provided the Company with an amount of up to $95.3 million. On January 9, 2007 the loan agreement was supplemented to include the partial financing of Crystal Seas and an increase in the amount available under the Facility of up to $109.5 million.  At dates coinciding with the delivery of the vessels and pursuant to this Facility, the Company has borrowed $77.44 million and $108.3 million at December 31, 2006 and in January 2007, respectively, to fund a portion of the acquisition of the first six vessels.

The total loan principal amount at December 31, 2006 and up to July 25, 2007 of $77.4 million and $108.3 million respectively, was due in June 21, 2010 in one single payment. On July 25, 2007, the Company repaid in full the outstanding amount of $108.3 million under the term HSH Nordbank senior secured credit facility, by drawing the same amount under a Commerzbank AG revolving bridge loan facility that was later replaced by the Commerzbank AG Senior Secured Revolving Credit Facility described below.

(b)
Commerzbank AG Senior Secured Revolving Credit Facility: On November 29, 2007 the Company signed a loan agreement for $250.0 million. Until Commerzbank AG transfers $50.0 million of its commitments to other banks or financial institutions, the maximum principal amount which shall be available to the Company is limited to $200.0 million. Under the terms of the loan agreement, the Company is required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than December 31, 2010. Borrowings under the senior secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.10% if the leverage ratio (defined as the ratio of the Company’s total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 0.95% if the leverage ratio is equal to or less than 55%. The senior secured revolving credit facility is secured by a first priority mortgage on five vessels, a first assignment of all freights, earnings, insurances and cross default with all ship-owning companies owned by the Company. The purpose of the senior secured revolving credit facility was to refinance the five mortgaged vessels described under Note 1 (d), (e), (g), (h) and (i) and in part-finance up to 50% of the lower of the fair market value and the purchase price of future drybulk carrier acquisitions. The senior secured revolving credit facility contains financial covenants requiring the Company, among other things, to ensure that:

•	The ratio of the aggregate financial indebtedness to EBITDA shall be not greater than 5.00 to 1.00.

•	Market adjusted net worth not less than $100.0 million.

10.           Loan Facilities - Continued

(b)           Commerzbank AG Senior Secured Revolving Credit Facility - Continued

•	The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

•	The ratio of indebtedness to total capitalization shall not be greater than 0.70 to 1.00.

•
The aggregate average fair market value of the Company's vessels that secure the credit facility shall be no less than 140% of the aggregate outstanding loans. In case of a dividend declaration, the fair market value shall not be less than 145% of the aggregate outstanding loans.

The Company was in breach of the indebtedness to EBITDA ratio covenant as of December 31, 2007.  This breach was subsequently waived by the lender.  The Company believes it will comply with the covenant within the first quarter 2008.

The senior secured revolving credit facility also contains covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's consent before it acquires new vessels, change the flag, class or management of the vessels, or enter into a new line of business. In addition, the senior revolving secured credit facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents. Furthermore, the senior secured revolving credit facility prohibits the Company from paying dividends if the Company is in default on the facility and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant. The amount available to be drawn down under this senior secured revolving credit facility at December 31, 2007 was $61.0 million. Any undrawn amounts under the facility are subject to 0.25% annual commitment fee.

(c)
Bayerische Hypo-und Vereinsbank AG Secured Credit Facility:  On November 19, 2007 the Company entered into a secured credit facility with Bayerische Hypo-und Vereinsbank AG that, subject to certain provisions, provided the Company with an amount of up to $100.0 million to be used in financing up to 50% of the lower of the aggregate market value and the purchase price of the vessels described in Note 1 (a), (c) and (f) and of future drybulk carrier acquisitions. Under the terms of the loan agreement, the Company is required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than December 31, 2010. Borrowings under the secured credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.40% if the leverage ratio (defined as the ratio of the Company’s total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 1.20% if the leverage ratio is equal to or less than 55%. The facility is secured by a first priority mortgage on the three vessels described in Note 1 (a), (c) and (f), a first assignment of all freights, earnings, insurances and cross default with all ship-owning companies owned by the Company The secured credit facility contains financial covenants requiring the Company, among other things, to ensure that:

•	The ratio of the aggregate financial indebtedness to EBITDA shall be not greater than 5.00 to 1.00.

•	Market adjusted net worth of not less than $100.0 million.

•	The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

•	The ratio of indebtedness to total capitalization shall not be greater than 0.70 to 1.00.

•
The aggregate average fair market value of the Company's vessels that secure the credit facility shall be no less than 140% of the aggregate outstanding loans. In case of a dividend declaration, the fair market value shall not be less than 154% of the aggregate outstanding loans.

The Company was in breach of the indebtedness to EBITDA ratio covenant as of December 31, 2007.  This breach was subsequently waived by the lender.  The Company believes it will comply with the covenant within the first quarter 2008.

10.           Loan Facilities - Continued

(c)           Bayerische Hypo-und Vereinsbank AG Secured Credit Facility - Continued

The secured credit facility also contains covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's consent before it acquires new vessels, change the flag, class or management of the vessels, or enter into a new line of business. The secured credit facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits the Company from paying dividends if the Company is in default on the facility and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant. The amount available to be drawn down under this secured credit facility at December 31, 2007 was $10.0 million. Any undrawn portion of the facility amount is subject to 0.375% annual commitment fee.

(d)
Bank of Scotland plc Secured Revolving Credit Facility:  On December 4, 2007 the Company entered into a secured revolving credit facility with Bank of Scotland plc that, subject to certain conditions, provided the Company with an amount of up to $89.0 million to be used in part-financing or re-financing the acquisition of the vessels described in Note 1 (j) and (k) and of future drybulk carrier acquisitions. Under the terms of the loan agreement, the Company is required to make quarterly interest payments and to reduce the initial facility limit by 20 quarterly mandatory limit reductions, commencing three months after the delivery date of the second vessel as follows: twelve payments of $2,250,000 each and eight payments of $562,500 each, plus a final repayment of up to $57,500,000 on the final maturity date which will be no later than December 31, 2012. Subject to the scheduled mandatory facility limit reductions, the facility limit will be available for drawing throughout the facility duration on a fully revolving basis. In the balance sheet as at December 31, 2007, an amount of $9.0 million was recorded as current portion of a long-term debt and an amount of $80.0 million was recorded as long-term debt. Drawn amounts bear interest at the rate of LIBOR plus a margin of 1.30% if the leverage ratio (defined as the ratio of the Company’s total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the vessels securing the facility and for any lease transaction relating to the vessels) is greater than 55%, and 1.15% if the leverage ratio is equal to or less than 55%. The facility is secured by a first priority mortgage on the two vessels, a first assignment of all freights, earnings, insurances and cross default with all ship-owning companies owned by the Company. The facility contains financial covenants requiring the Company, among other things, to ensure that:

•	The ratio of EBITDA to interest expense shall not be less than 2.50 to 1.00.

•	Market adjusted net worth of no less than $200.0 million plus 100% of the net cash amounts of all future equity offering made by the Company.

•	The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

•	The ratio of indebtedness to total capitalization shall not be greater than 0.65 to 1.00.

•	A positive Working Capital at all times of not less than $1.0 million.

•	The aggregate average fair market value of the Company's vessels that secure the credit facility shall be no less than 140% of the aggregate outstanding loans.

The facility also contains covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's consent before it acquires new vessels, change the flag, class or management of the vessels, or enter into a new line of business. The facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits the Company from paying dividends if the Company is in default on the facility and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant. The full amount was drawn down under this facility. Any undrawn portion of the facility amount is subject to 0.5% annual commitment fee.

11.          Interest Rate Swap

Effective December 21, 2006, the Company entered into an interest rate swap with HSH Nordbank on a notional amount of $55.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to HSH Nordbank on the relevant amount at a fixed rate of 6% if 3 month LIBOR is greater than 6%, at three months LIBOR if 3 month LIBOR is between 4.11% and 6%, and at 4.11% if 3 month LIBOR is equal to or less than 4.11%. HSH Nordbank makes quarterly floating-rate payments to the Company for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its new credit facility to a range of 4.11% and 6%, exclusive of margin due to its lenders. The swap is effective from December 21, 2006 to June 21, 2010. The term of the derivative is 3.5 years and coincides with the maturity of the senior secured credit facility of which a maximum of $55.0 million was conditional on entering into the interest-rate swap. The interest rate swap did not qualify for hedge accounting as of December 31, 2006 nor as of December 31, 2007. Following the repayment of the HSH Nordbank loan facility (Note 10) the swap has not been altered or terminated, however, a $3.0 million restricted cash deposit was requested by the bank to be placed as security deposit for the contractual obligation under the interest rate swap agreement.

Effective December 20, 2007, the Company entered into an interest rate swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to Bayerische Hypo-und Vereinsbank AG on the relevant amount at a fixed rate of 5% if 3 month LIBOR is greater than 5%, at three months LIBOR if 3 month LIBOR is between 3.15% and 5%, and at 3.15% if 3 month LIBOR is equal to or less than 3.15%. Bayerische Hypo-und Vereinsbank AG makes quarterly floating-rate payments to the Company for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its new credit facility to a range of 3.15% and 5%, exclusive of margin due to its lenders. The swap is effective from December 20, 2007 to December 20, 2010. The term of the derivative is 3 years and coincides with the maturity of the senior secured credit facility with Bayerische Hypo-und Vereinsbank AG of which a maximum of $50.0 million was conditional on entering into the interest-rate swap. The interest rate swap did not qualify for hedge accounting as of December 31, 2007.

Effective December 20, 2007, the Company entered into an interest rate multi callable swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, Bayerische Hypo-und Vereinsbank AG makes a quarterly payment to the Company based on 3 month LIBOR less 3.5% on the relevant amount if 3 month LIBOR is greater than 3.5%. If 3 month LIBOR is less than 3.5% Bayerische Hypo-und Vereinsbank AG receives an amount from the Company based on 3.5% less 3 month LIBOR for the relevant amount.  If LIBOR is equal to 3.5% no amount is due or payable to the Company. The swap is effective from December 20, 2007 to December 20, 2010. Bayerische Hypo-und Vereinsbank AG may at its sole discretion cancel permanently this swap agreement commencing on March 20, 2008 up to and including September 20, 2010 with a five business days notice. The term of the derivative is 3 years and coincides with the maturity of the senior secured credit facility with Bayerische Hypo-und Vereinsbank AG. The interest rate swap did not qualify for hedge accounting as of December 31, 2007.

Effective December 21, 2007, the Company entered into an interest rate swap with Bank of Scotland plc on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to Bank of Scotland plc on the relevant amount at a fixed rate of 5% if 3 month LIBOR is greater than 5%, at three months LIBOR if 3 month LIBOR is between 3.77% and 5%, and at 3.77% if 3 month LIBOR is equal to or less than 3.77%.  Bank pf Scotland plc makes quarterly floating-rate payments to the Company for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its secured revolving credit facility with Bank of Scotland plc to a range of 3.77% and 5%, exclusive of margin due to its lenders. The swap is effective from December 21, 2007 to December 21, 2012. The term of the derivative is 5 years and coincides with the maturity of the secured revolving credit facility of which a maximum of $50.0 million was conditional on entering into the interest-rate swap. The interest rate swap did not qualify for hedge accounting as of December 31, 2007.

Under SFAS 133, the Company marks to market the fair market value of the derivative at the end of every period and reflects the resulting loss during the period as "Unrealized loss on interest rate swap" on its consolidated statement of operations as well as including the cumulative loss on its balance sheet. At December 31, 2006 and December 31, 2007, the fair value of the interest rate swap was liability of $117,965 and of $1,370,701, respectively and is recorded in "interest rate swap" on the balance sheet. For the period from inception (April 26, 2006) to December 31, 2006 and for the year ended December 31, 2007, the loss to record the interest rate swap at fair value amounted to $117,965 and $1,252,736 respectively, which resulted from the comparatively lower LIBOR to which the variable rate portion of the swaps are tied.

12.          Capital Structure

The total number of shares issued and outstanding as at December 31, 2007 was 25,744,983 Class A Common Shares at $0.001 par value.

(a)
Common Stock: Under the amended and restated articles of incorporation, the Company's authorized common stock consists of 125,000,000 shares of common stock, par value $0.001 per share, divided into 120,000,000 shares of Class A common stock and 5,000,000 shares of Class B (or "subordinated shares") common stock. As of December 31, 2006 the Company had a total of 11,497,656 Class A Common Shares outstanding and a total of 2,003,288 Class B Common Shares outstanding. As of December 31, 2007, the Company had a total of 25,744,983 Class A Common Shares outstanding and no other class of shares outstanding, following the completion of an initial public offering on August 15, 2007, the partial exercise of the over-allotment option, the issuance of restricted shares, the partial exercise of warrants and options and the conversion of Class B Common Shares to Class A Common Shares.

Each holder of Class A Common Shares is entitled to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of Class A Common Shares are entitled to receive ratably all dividends, if any, declared by the Company's board of directors out of funds legally available for dividends. Upon dissolution, liquidation or sale of all or substantially all of the Company's assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, Class A Common Share holders are entitled to receive pro rata the Company's remaining assets available for distribution. Holders of Class A Common Shares do not have conversion, redemption or pre-emptive rights.

(b)
Preferred  Stock:  Under the amended and restated articles of incorporation, the Company's authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.001 per share and there was none issued and outstanding at December 31, 2006 and at December 31, 2007.

(c)
Warrant Agreement:  The Company entered into a Warrant agreement in connection with the private placement whereby it issued one fifth of a Warrant, which was attached to each Class A Common Share. In total 2,299,531 Warrants were issued by the Company. Each Warrant entitles the holder to purchase one Class A Common Share at an exercise price of $10.00 per share and became exercisable upon the public offering of the Company's Class A Common Shares and may be exercised at any time thereafter until expiration. Each Warrant expires on November 21, 2011. In total 660,000 warrants had been exercised as of December 31, 2007 and the number of warrants as at December 31, 2007 was 1,639,531.

The fair value of the warrants as at December 31, 2006 was estimated using the Cox-Rubinstein Binominal methodology. As of December 31, 2006, the Company recognized a liability to redeem the warrants from the warrant holders at $4.46 per warrant, or an aggregate cost of $10,266,969. This amount was presented as a liability in the consolidated balance sheet under the caption "Obligations for warrants" at December 31, 2006.

The assumptions used to calculate the fair value at December 31, 2006 were as follows:

Underlying stock price of $9.11
Exercise price based upon the agreements
Volatility of 54% based upon comparable companies
Time to expiration based upon the contractual life or expected term if applicable
Short-term (risk-free) interest rate based on the treasury securities with a similar expected term.
No dividends being paid

The Company and the majority of the Warrant holders agreed to amend the exercise features of the Warrants on May 7, 2007; which agreement is binding to all Warrant holders. The Warrants, as amended, may only be exercised through physical settlement, removing the prior exercise terms which also allowed the Warrant holders at their option for a cash settlement.

As a result of the foregoing amendment, the fair value of the obligations for warrants was reclassified into permanent equity as of the amendment date since the warrants, as amended, no longer allow net cash or net share settlement. Additionally, any future changes in the fair value of the warrants will not be recognized in the financial statements.

12.          Capital Structure - Continued

The fair value of the warrants on the amendment date May 7, 2007 was $4.25 per warrant. The $493,962 gain arising from the change in the fair value of the warrants has been included in the statement of operations for the year ended December 31, 2007 and the fair value of the liability in the consolidated balance sheet of $9,773,007 was reclassified into permanent equity as of the amendment date May 7, 2007.

On October 26, 2007 the 450,000 Warrants issued to Innovation Holdings were exercised and on November 1, 2007 another 210,000 Warrants were exercised by another shareholder. The Company received in total $6.6 million in net proceeds and 660,000 Class A Common Shares were issued from the exercise of those warrants at an exercise price of $10.00 per share.

13.          Share Based Payments

Equity incentive plan

On October 11, 2006, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive options to acquire shares of Class A Common Shares. A total of 1,500,000 shares of Class A Common Shares are reserved for issuance under the plan. The Board of Directors administers the plan. Under the terms of the plan, the Board of Directors are able to grant new options exercisable at a price per Class A Common Share to be determined by the Board of Directors but in no event less than fair market value as of the date of grant. The plan also permits the Board of Directors to award restricted shares, restricted share units, non-qualified options, stock appreciation rights and unrestricted shares.

Upon the completion of the private placement in November of 2006, the Company awarded 570,000 options and 40,000 restricted Class A Common Shares. During the year ended December 31, 2007, the Company additionally granted 46,500 restricted Class A Common Shares and then another 20,000 restricted Class A Common Shares. These awards are described below.

Total share based compensation was $1,476,717 and $20,212,149 for the period from inception (April 26, 2006) to December 31, 2006 and for the year ended December 31, 2007, respectively. Share based compensation for the year ended December 31, 2007 includes $18,249,954 related to the conversion feature of the Class B Common Shares which was recorded upon the successful completion of the initial public offering as detailed in Note 13 (d) below. As of December 31, 2007, there was $1,260,209 of total unrecognized compensation cost related to 105,500 restricted share awards. The remaining unrecognized compensation cost as of December 31, 2007, is expected to be recognized over the remaining weighted average period of 2.5 years, according to the contractual terms of those restricted share awards.

(a)          Options

During 2006, the Company granted to its officers, key employees and directors options to purchase 570,000 shares of Class A Common Shares. The options expire ten years from the grant dated and the exercise price is $12.00.

The options award included 500,000 options granted to the Company's Chairman and Chief Executive Officer (CEO). 250,000 of these options were fully vested and exercisable at the grant date and the remaining 250,000 options were fully vested and became exercisable only upon the occurrence of the initial public offering of the Company's Class A Common Shares as all other conditions were also satisfied i.e. the initial public offering raising gross proceeds of not less than $50 million and the CEO's continued service as an employee of the Company through the applicable vesting date. For the period from April 26, 2006 (inception) to December 31, 2006 none of these options were exercised or forfeited.

The additional 61,500 options awarded to employees and directors and the 8,500 options awarded to employees of Allseas, initially vested ratably over 4 years from the grant date. On November 19, 2007, the Company’s board of directors amended the vesting terms of the 61,500 options awarded to employees and directors and the 8,500 options awarded to employees of Allseas and upon the first anniversary from their grant date, on November 21, 2007, they all became vested. The Company’s board of directors considered that all options should be vested upon anniversary in order to compensate the relevant option holders for the successful completion of the private placement. Upon the vesting of the 70,000 options on November 21, 2007, the total remaining amount of the unrecognized compensation cost for these options was recognized.  The options are conditioned upon the option holder's continued service as an employee of the Company, an employee of an affiliate or a director through the applicable vesting date. In the event the option holder ceases to be an employee of the Company, an employee of an affiliate, a consultant or a director, the option holder will forfeit all rights to the non-vested portion of their award.

13.          Share Based Payments - Continued

(a)          Options - Continued

During the term of the options, any vested portion of the options not previously exercised may be exercised in part or in whole at any time. The administrator, the compensation committee or any other committee designated by the board of directors to administer the equity incentive plan, may accelerate the exercisability of the options at such time and under such circumstances as the administrator deems appropriate.

The fair values of the options were determined on the date of grant using a Cox Rubinstein binomial option pricing model. Estimated life of options granted was estimated using the historical exercise behavior of employees, during their employment in Allseas Marine SA. Expected volatility was based on average calculated historical price volatilities of selected peer group companies using expected term (10 years of price data or most available) as range for historical daily price range. Risk free interest is based on contractual in effect at the time of grant. These options were valued based on the following assumptions: an estimated life of ten years for the 500,000 options granted to CEO and 6.25 years for 70,000 options granted to executive officers and directors, volatility of 54% for options granted during 2006, risk free interest rate of 4.58% for options granted during 2006, and zero dividend yield for options granted.

The fair value of the 500,000 options to purchase common shares granted on November 21, 2006 is $5.83 per share. The fair value of the 70,000 options to purchase common shares granted on November 21, 2006 is $4.57 per share.

The following table summarizes all stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date

Outstanding April 26, 2006
Granted	500,000	$12.00	$5.83
Granted	61,500	12.00	4.57
Exercised	—	—	—
Forfeited	—	—	—
Outstanding, December 31, 2006	561,500	12.00	5.69
Exercised	500,000	$12.00	$5.83
Outstanding, December 31, 2007	61,500	12.00	4.57

The following table summarizes certain information about stock options outstanding and exercisable:

	Options Outstanding			Options Exercisable
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (YEARS)	Number of Options	Weighted Average Exercise Price

$12.00	500,000	$12.00	10	250,000	$12.00
$12.00	61,500	12.00	6.25
Total options at December 31, 2006	561,500	$12.00	9.59	250,000	$12.00
Total options at December 31, 2007	61,500	$12.00	5.25	61,500	$12.00

The 8,500 options that were granted to non employees were not considered significant as an amount, for separate disclosure.

13.          Share Based Payments - Continued

 (b)          Restricted shares

On November 21 2006, the Company granted 31,500 of restricted Class A Common Shares to certain senior officers, directors and employees of the Company. The restricted shares vest ratably over 4 years from the grant date and are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.

On August 27 2007, the Company granted 37,000 of restricted Class A Common Shares to certain senior officers, directors and employees of the Company. The restricted shares vest ratably over 2 years from the grant date and are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.

On December 28 2007, the Company granted 20,000 of restricted Class A Common Shares to certain senior officers, directors and employees of the Company and authorized 6,000 of restricted Class A Common Shares to be granted to employees of Allseas. The 20,000 restricted shares vest ratably over 3 years from December 31, 2007 and are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date. The 6,000 restricted shares vest ratably over 4 years from December 31, 2007 and are conditioned upon the option holder’s continued service as an employee of Allseas through the applicable vesting date. On December 28, 2007 the vesting dates of other existing restricted shares have been re-arranged and December 31 of the relevant year was agreed to be the date for the shares that vest in the second half of the year and June 30 of the relevant year was agreed to be the date for the shares that vest in the first half of the year. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.

The Company pays dividends on all restricted shares regardless of whether it has vested and there is no obligation of the employee to return the dividend when employment ceases. The Company estimates the forfeitures of restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

SFAS No. 123(R) describes two generally accepted methods of accounting for restricted share awards with a graded vesting schedule for financial reporting purposes: 1) the "accelerated method", which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the "straight-line method" which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.

Management has selected the straight-line method with respect to the restricted shares because it considers each restricted share award to be a single award and not multiple awards, regardless of the vesting schedule. Additionally, the "front-loaded" recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case. The fair value of the restricted shares granted on November 21, 2006, was estimated by utilizing the subsequent adoption of the Black-Scholes model known as the Cox-Rubinstein Binominal methodology for Standard American Style Options. The fair value of the restricted shares granted on August 27, 2007, was estimated by taking the average of the high-low trading price of the share on the grant date August 27, 2007. The fair value of the restricted shares granted on December 28, 2007, was estimated by taking the average of the high-low trading price of the share on the grant date December 28, 2007. The assumptions used to calculate the fair value at the date of grant of 40,000 restricted shares were as follows: (i) underlying stock price of $9.11; (ii) exercise price based upon the agreements; (iii) volatility of 54% based upon comparable companies; (iv) time to expiration based upon the contractual life or expected term if applicable; (v) short-term (risk-free) interest rate based on the treasury securities with a similar expected term; and (vi) no dividends being paid.

13.          Share Based Payments - Continued

 (b)          Restricted shares - Continued

A summary of the activity for restricted shares awards is as follows:

	Number of Shares	Weighted Average Fair Value

Non vested, April 26, 2006	—	$—
Granted	31,500	9.11
Vested	—	—
Forfeited	—	—
Non vested, December 31, 2006	31,500	$9.11
Granted	37,000	$15.81
Granted	20,000	$18.97
Vested	—	—
Forfeited	—	—
Non vested, December 31, 2007	88,500	$15.23

In addition, 8,500 and 9,500 restricted Class A Common Shares were granted in 2006 and 2007, respectively to non employees. These amounts were not considered significant for separate disclosure.

The following table summarizes the unrecognized compensation cost on restricted shares granted November 21, 2006, on August 27, 2007 and on December 28, 2007 as of December 31, 2007, which will be included in general and administrative expenses for the next three years:

Restricted Shares Grant Date	2008	2009	2010	TOTAL

November 21, 2006	$69,926	$69,735	$69,735	$209,396
August 27, 2007	$292,485	$205,899		$498,384
December 28, 2007	$126,236	$125,892	$125,892	$378,020
Total by year	$488,647	$401,526	$195,627	$1,085,800

(c)           Contingent compensation awards

On May 15, 2007, the Company's board of directors approved a conditional compensation award to the directors, executive officers and certain employees of Allseas consisting of an aggregate 46,500 restricted shares and an aggregate payment of Euro 1.07 million to the Company's senior executive officers. The granting of any portion of the restricted shares and the payment of Euro 1.07 million was contingent upon the completion of a successful public offering resulting in at least $50 million in gross proceeds. In August 2007, the initial public offering was completed and as a result the payment of the compensation award of Euro 1.07 million was made on August 22, 2007 and the 46,500 restricted shares were granted on August 27, 2007 and are included in restricted shares outstanding at December 31, 2007.

(d)           Conversion feature of Class B common shares

The Company's Class B common shares, which were all held by Innovation Holdings S.A.—an entity beneficially owned by Mr. Bodouroglou, our founder and CEO, along with family members, were automatically converted, on a one-for-one basis, into Class A Common Shares upon the successful completion of the initial public offering. The number of Class B Common Shares that were converted into Class A Common Shares was not reduced as the Company complied with its obligation to use its commercially reasonable efforts to file and cause the self registration statement to be declared effective on July 16, 2007 by the Commission.

The Company valued the Class B common shares using the fair value of our Class A Common Shares of $9.11 per share and determined the fair value of our Class A Common Shares by deducting the fair value of 1/5 of one warrant of $.89 from the $10 price per unit in the private placement. In estimating the value of the Class B shares, the Company did not consider the probability of occurrence of the successful completion of a public offering raising $50 million in gross proceeds in accordance with paragraph 48 of SFAS No. 123(R). Accordingly, the Company has measured the maximum compensation expense to be recorded to be $18.25 million ($9.11 × 2,003,288 shares).

13.          Share Based Payments - Continued

(d)           Conversion feature of Class B common shares - Continued

Additionally, since the conversion of Class B common shares to Class A Common Shares only occurred upon the successful completion of the public offering raising at least $50 million in gross proceeds, the Company did not recognized any compensation expense until such public offering was completed. The compensation expense recognized during the year ended December 31, 2007, following the initial public offering completion was the maximum amount, measured as stated above, of $18.25 million.

14.          Vessel Operating Expenses

Vessel operating expenses includes the following:

For the period from inception (April 26, 2006) to December 31, 2006		For the year ended December 31, 2007

Crew wages and related costs	206,758	3,856,336
Insurance	117,257	1,742,863
Repairs and maintenance	34,131	647,753
Spares and consumable stores	171,565	3,335,325
Dry-docking expenses	-	1,184,140
Taxes	-	168,208
Miscellaneous expenses	30,144	539,855
Total	559,855	11,474,480

15.          General and Administrative Expenses

The details of general and administrative expenses are as follows:

For the period from inception (April 26, 2006) to December 31, 2006		For the year ended December 31, 2007

Share based compensation	1,476,717	20,212,149
Consulting fees	151,145	1,480,413
Company establishment expenses	113,008	—
Salaries	14,375	145,665
Bonus awards		3,870,007
Non-executive directors’ remuneration	10,107	90,000
Office rent	2,110	16,914
Telephone expenses	7,757	35,594
Fares and traveling expenses	—	314,498
Personnel and other expenses	—	31,639
Other professional services	—	633,779
Directors and officers insurance	—	75,766
Other expenses	7,210	103,903
Total	1,782,429	27,010,327

The bonus award was granted to the Company’s senior executive officers on 2007 performance.

16.          Earnings Per Share

The Company presents basic and diluted EPS for Class A Common Shares and Class B Common Shares as at December 31, 2006. Following the conversion of Class B Common Shares to Class A Common Shares, the Company presents basic and diluted EPS for Class A Common Shares, at December 31, 2007 as this is the only class of common shares outstanding as of December 31, 2007.

16.          Earnings Per Share - Continued

The Company's Amended and Restated Articles of Incorporation provides that dividends will be declared on Class B common shares in the same amounts, on a per share basis, as on our Class A Common Shares. However, pursuant to our Amended Articles of Incorporation, the holders of our Class B common shares received payment of any dividends declared following the successful completion of the qualifying initial public offering (qualifying IPO) of $2,954,848 and so long as all outstanding dividends declared to Class A Common Shares have been paid.

In calculating the basic EPS for our Class A Common Shares, income available to Class A Common Shares for the period ended December 31, 2006, is determined by deducting from net income the portion attributable to Class B common shares (computed as net income multiplied by the ratio of the weighted Class A Common Shares outstanding over the sum of the weighted Class A Common Shares outstanding and of weighted Class B common shares outstanding). For the year ended December 31, 2007 all Class B Common Shares were converted into Class A Common Shares, and the Company had a net income of $4,903,736. The net income available to Class A Common Shares has been adjusted by the dividends paid to Class B shareholders as their ability to receive dividends was no longer contingent following the successful completion of the qualifying IPO. The net income available to Class A Common Shares used in calculating the basic EPS for our Class A Common Shares is calculated as follows:

For the period from inception (April 26, 2006) to December 31, 2006		For the year ended December 31, 2007

Net income	461,764	4,903,736
Less—income allocable to Class B common shares	259,036	2,954,848
Income available to Class A Common Shares	202,728	1,948,888

In calculating the basic EPS for our Class B common shares for the period from inception (April 26, 2006) to December 31, 2006, net income was allocated to our Class B common shares only when their ability to receive dividends is no longer contingent upon the occurrence of the successful completion of a qualifying initial public offering. Thus, for the period ended December 31, 2006 no portion of net income was allocated to Class B common shares and accordingly, basic EPS for Class B common shares is nil.  Net income allocated to the Class B common shares for the year ended December 31, 2007, is equal to the dividends paid to the Class B common shareholder of $2,954,848.

There is no difference between the income available to our Class A Common Shares used for the computation of basic and dilutive EPS.

The outstanding stock option awards as at December 31, 2006, vest only upon successful completion of a qualifying IPO and provided the grantee-employees are still employed by the Company at the completion of such qualifying IPO. In addition, the warrants outstanding are exercisable only upon the successful completion of a qualifying IPO. Further, the Class B common shares automatically convert, on a one to one basis (subject to certain adjustments), to Class A Common Shares only upon successful completion of a qualifying IPO.

In calculating diluted EPS for our Class A Common Shares for the period from inception (April 26, 2006) to December 31, 2006, the Company excluded the dilutive effect of 250,000 stock options awards, 2,299,531 warrants, and 2,003,288 Class B common shares that will vest, will become exercisable or will become convertible to Class A Common Shares only upon the successful completion of a qualifying IPO. There were no dilutive securities for our Class B common shares for the period from inception (April 26, 2006) to December 31, 2006.

The Company excluded other stock option awards in calculating dilutive EPS for our Class A Common Shares as of December 31, 2006, as they were anti-dilutive since their exercise price exceeds the average value of our Class A Common Shares.

In calculating diluted EPS for our Class A Common Shares for the year ended December 31, 2007, the Company included the effect of stock options awards that vested and were exercised following the completion of the initial public offering as well as, the effect of the warrants that were exercised in 2007. The remaining warrants and the remaining stock option awards that vested and were exercisable and the restricted share awards were also included in calculating the diluted EPS as their effect was dilutive for the year ended December 31, 2007.

16.          Earnings Per Share - Continued

The reconciliation of the weighted average number of Class A Common Shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS is as follows:

For the period from inception (April 26, 2006) to December 31, 2006		For the year ended December 31, 2007

Weighted average number of Class A Common Shares outstanding for basic EPS	1,441,887	16,495,980
Effects of dilutive securities:
Warrants	-	850,097
Stock options	-	61,336
Restricted shares	752	31,050
Weighted average number of Class A Common Shares outstanding for dilutive EPS	1,442,639	17,438,463

17.          Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As at December 31, 2007, the Company is not aware of any other claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

Rental expense for the period from inception (April 26, 2006) to December 31, 2006 and for the year ended December 31, 2007 was $2,110 and $16,914 respectively. Fixed future minimum rent commitments as of December 31, 2007, based on a Euro/U.S. dollar exchange rate of € 1.00:$1.4487 and without taking into account any annual inflation increase were as follows:

For the year ending	Office lease

December 31, 2008	34,769
December 31, 2009	34,769
December 31, 2010	34,769
December 31, 2011	34,769
September 30, 2012	26,076
Total	165,152

Future minimum rental receipts, based on vessels committed to non-cancelable long-term time charter contracts, assuming 15 to 20 days off hire due to any scheduled dry-docking and a 98% utilization rate of the vessel during a year, for unscheduled off hire days,  as of December 31, 2007 will be, net of commissions:

For the year ending	Amount

December 31, 2008	57,687,780
December 31, 2009	53,091,926
December 31, 2010	7,023,154
Total	117,802,860

18.          Subsequent Events

(a)
Exercise of Options and Warrants:  Subsequent to December 31, 2007, 2,500 options were exercised at a price of $12.00 per share, resulting in net proceeds to the Company of $30,000 in total net proceeds. In addition, 1,189,129 Warrants were exercised at a price of $10.00 per share, resulting in net proceeds to the Company of $11,891,290. The total number of shares issued from the exercise of those options and Warrants amounted to 1,191,629 Class A Common Shares.

18.          Subsequent Events - Continued

(b)
Novation of HSH Nordbank Interest Rate Swap:  On January 15, 2008 the HSH Nordbank interest rate swap has been novated to Commerzbank AG and the $3.0 million restricted cash that was placed as security deposit for the contractual obligation under the interest rate swap agreement with HSH Nordbank, has been released. All other terms of the interest rate swap agreement remained unchanged.

(c)
Loan Facility:  On January 29, 2008 the Company signed an offer letter with First Business Bank S.A. for a revolving credit facility for up to the lesser of (a) $30.0 million and (b) 60 percent of the market value of the vessel Blue Seas. Under the terms of the offer letter the Company will be required to make periodic interest and capital payments as follows: twelve payments of $0.85 million each and twenty payments of $0.69 million each, plus a final repayment of up to $6.0 million on the final maturity date which will be in eight years from the drawdown date of the loan. Borrowings under the revolving credit facility will bear interest at an annual interest rate of LIBOR plus a margin of 1.20%.

(d)	Restricted Shares: On February 5, 2008 the Company granted 6,000 restricted shares to employees of Allseas that were authorized on December 28, 2007.

(e)
Shareholders Rights Plan:  The Company adopted a shareholders rights plan on January 4, 2008 and declared a dividend distribution of one preferred share purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.001 per share to shareholders of record at the close of the business on February 1, 2008. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $75, subject to adjustment. The rights will expire on the earliest of (i) February 1, 2018 or (ii) redemption or exchange of the rights. The plan was designed to enable the Company to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the Company.

(f)
Dividend Declaration:  On February 12, 2008, the Company’s board of directors declared a dividend of $0.4375 per Class A Common Share to shareholders of record on February 19, 2008, which represents a total dividend payment of $11,572,960.

SK 25744 0001 867165 v7