Form 20-F
period 2008-12-31
Paragon Shipping Inc.
filed 2009-05-20
CIK 1401112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report. . . . . . . . . . . . . . . .

Commission file number 001-33655

PARAGON SHIPPING INC.
(Exact name of Registrant as specified in its charter)

Paragon Shipping Inc.
(Translation of Registrant's name into English)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive offices)

Christopher J. Thomas, +30 210 891 4615, c.thomas@paragonshipping.gr, 15 Karamanli Ave., GR 166 73, Voula, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common share, $0.001 par value	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2008, there were 27,138,515 shares of the registrant's Common Stock outstanding.

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
☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See the definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards ☐

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes  ☒ No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Paragon Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance.  The words "believe", "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

Please note in this annual report, "we", "us", "our", and "the Company", all refer to Paragon Shipping Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

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

           PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A.Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data, which are stated in U.S. dollars, other than share and fleet data. The selected consolidated financial data in the table as of December 31, 2006, 2007 and 2008, for the period from inception (April 26, 2006) to December 31, 2006 and for the years ended December 31, 2007 and 2008, is derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects" the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	Period from inception (April 26, 2006) to December 31, 2006(1)	Year ended December 31, 2007	Year ended December 31, 2008
INCOME STATEMENT DATA
Net revenue	$4,729,160	$73,185,127	$161,137,646
Voyage expenses	18,970	348,452	461,265
Vessel operating expenses	559,855	10,290,340	19,016,375
Dry-docking expenses	—	1,184,140	2,792,710
Management fees charged by a related third party	170,750	2,076,678	3,536,240
Depreciation	1,066,527	17,204,304	32,874,632
General and administrative expenses (including share based compensation of $1,476,717 , $20,212,149 and $522,662 in 2006, 2007 and 2008, respectively)	1,782,429	27,010,327	7,773,828
Operating income	1,130,629	15,070,886	94,682,596
Interest and finance costs	(951,798)	(10,328,845)	(15,840,197)
Loss on interest rate swaps	(117,965)	(1,252,736)	(11,378,999)
Interest income	404,409	997,178	1,871,099
Gain from the change in fair value of warrants	—	493,962	—
Foreign currency losses	(3,511)	(76,709)	(105,038)
Net income	461,764	4,903,736	69,229,461
Income allocable to Class B common shares	259,036	2,954,848	—
Income available to Class A common shares	202,728	1,948,888	69,229,461
Earnings per Class A common share, basic	$0.14	$0.12	$2.58
Earnings per Class A common share, diluted	$0.14	$0.11	$2.56
Earnings per Class B common share, basic and diluted(2)	$0.00	—	—
Weighted average number of Class A common shares, basic	1,441,887	16,495,980	26,819,923
Weighted average number of Class A common shares, diluted	1,442,639	17,438,463	27,010,013
Weighted average number of Class B common shares, basic and diluted	1,842,381	—	—
Dividends declared per Class A common shares	—	1.91	1.88
Dividends declared per Class B common shares	—	1.48	—

	Period from inception (April 26, 2006) to December 31, 2006(1)	Year ended December 31, 2007	Year ended December 31, 2008
OTHER FINANCIAL DATA
Net cash from operating activities	$1,621,892	$42,769,314	$83,474,314
Net cash used in investing activities	(155,355,447)	(426,493,679)	(78,072,478)
Net cash from financing activities	186,065,403	382,721,154	31,711,279

	As of December 31, 2006 (1)	As of December 31, 2007	As of December 31, 2008
BALANCE SHEET
Current assets, including cash	$33,410,044	$33,426,286	$72,274,712
Total assets	188,239,859	659,472,477	742,421,254
Current liabilities (includes short term portion of interest rate swaps)	4,249,625	21,801,465	69,219,899
Long-term debt	77,437,500	309,000,000	334,335,000
Obligations for warrants	10,266,969	—	—
Deferred income	—	586,499	703,863
Interest rate swaps	—	1,370,701	5,247,391
Below market acquired time charters	—	51,077,602	24,483,822
Shareholders' equity	96,285,765	275,636,210	308,431,279

	Period from inception (April 26, 2006) to December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008
FLEET DATA
Average number of vessels(3)	0.74	7.18	11.4
Total voyage days for fleet(4)	185	2,550	4,074
Number of vessels at end of period	4	11	12
Average age of fleet	9	7	8
Total calendar days for fleet(5)	185	2,622	4,174
Fleet utilization(6)	100%	97%	98%
AVERAGE DAILY RESULTS
Time charter equivalent(7)	$25,460	$28,563	$39,439
Vessel operating expenses(8)	3,026	4,376	4,556
Management fees	923	792	847
General and administrative expenses(9)	9,635	10,301	1,862

________________________
(1)
The Blue Seas and the Deep Seas were delivered to our affiliated entities, Icon Shipping Limited and Elegance Shipping Limited, respectively, in October of 2006.  We deem Icon Shipping Limited and Elegance Shipping Limited to be affiliates of ours because we and each of these entities may be deemed to be under the common control of Innovation Holdings, S.A., which is beneficially owned by our chairman and chief executive officer, Mr. Michael Bodouroglou.  Because of this affiliation the acquisitions of these vessels by our affiliates have been accounted for by us as a combination of entities under common control in a manner similar to pooling of interests.  Accordingly, our consolidated financial statements have been prepared as if the vessels were owned by us as of October 4, 2006 and October 12, 2006 (i.e., vessels' delivery date to Icon Shipping Inc. and Elegance Shipping Inc.), respectively.

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

(3)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(4)
Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.

(5)
Total calendar days for fleet are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(6)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(7)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of the vessels in our fleet. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage net revenue less of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars)

	Year ended December 31, 2007	Year ended December 31, 2008
Time Charter Revenues	76,657,595	169,301,675
Less Voyage Expenses	(348,452)	(461,265)
Less Commission	(3,472,468)	(8,164,029)
Total Revenue, net of voyage expenses	72,836,675	160,676,381
Total available days	2,550	4,074
Time Charter Equivalent	28,563	39,439

(8)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(9)	Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

B.Capitalization and Indebtedness

Not Applicable.

C.Reasons for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

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

Industry Specific Risk Factors

Charter hire rates for drybulk carriers have decreased, which may adversely affect our earnings

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. For example, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely, and charter hire rates for drybulk vessels have declined significantly from historically high levels. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk carriers have reached near historically low levels. Because we generally charter our vessels pursuant to one-to two year time charters, we are exposed to changes in spot market rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders. The supply of and demand for shipping capacity strongly influences freight rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, i.e. laid-up, drydocked, awaiting repairs or otherwise not available for hire.

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

We anticipate that the future demand for our drybulk carriers will be dependent upon economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase and there can be no assurance that economic growth will resume. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

An investment in our common shares involves a high degree of risk, including risks relating to the downturn in the drybulk carrier charter market, which has had and may continue to have an adverse effect on our earnings, affect compliance with our loan covenants and adversely affect the drybulk charter market

The abrupt and dramatic downturn in the drybulk charter market, from which we derive substantially all of our revenues, has severely affected the drybulk shipping industry and has adversely affected our business. The BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax, and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%.  Since December 2008 it has risen to 1,786 through April 30, 2009, representing an increase of 169%, although it remains approximately 85% below its record highs. During the fourth quarter of 2008 alone the BDI fell 74% and the Baltic Panamax and Baltic Supramax Indices declined 73% and 84%, respectively. The decline in charter rates is due to various factors, including the reduced availability of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.  The decline in charter rates in the drybulk market also affects the value of our drybulk vessels, which follow the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.  The decline in the drybulk carrier charter market has had and may continue to have additional adverse consequences for our industry including an absence of financing for vessels, no active secondhand market for the sale of vessels, charterers' seeking to renegotiate the rates for existing time charters, and widespread loan covenant defaults in the drybulk shipping industry.  Accordingly, the value of our common shares could be substantially reduced or eliminated.

The current low drybulk charter rates and drybulk vessel values and any future declines in these rates and values will affect our ability to comply with various covenants in our credit facilities

Our credit facilities, which are secured by mortgages on our vessels, contain various financial covenants.  Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there is a minimum equity ratio requirement that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective credit facility.  The market value of drybulk vessels is sensitive, among other things, to changes in the drybulk charter market, with vessel values deteriorating in times when drybulk charter rates are falling and improving when charter rates are anticipated to rise. The current low in charter rates in the drybulk market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk vessel values, including the vessels in our fleet, which we believe currently have an aggregate market value, on a charter free basis, of less than the aggregate outstanding indebtedness such vessels secure. A continuation of these conditions would lead to a further significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. For example, under our amended loan agreement with Commerzbank AG, we are required to maintain minimum security coverage ratios of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan in excess of 85%, 89%, 93% and 98% for the first through fourth quarters of 2009, respectively, 110% in 2010 and 140% thereafter, and we estimate that the aggregate market value, on a charter free basis, of our vessels securing the Commerzbank AG facility were only slightly above the required level as of March 31, 2009. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance, we would have to further reduce or eliminate our dividend, sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the value of our vessels significantly further deteriorates, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

During the first quarter of 2009, we entered into amendments to four of our credit facilities, agreed to amend a fifth credit facility and refinanced our sixth facility with a replacement credit facility with the same lender. The amendments that we have or have agreed to enter into and our replacement facility waive or will waive the prior breaches, resulting from the decrease in the market value of our vessels, of, as applicable, the security maintenance coverage ratios, market adjusted net worth requirements and indebtedness to total capitalization ratios contained in the applicable credit facilities. If the current low charter rates in the drybulk market and low vessel values continue beyond the period covered by the waivers we obtained in the first quarter of 2009 or decrease further, we may not be in compliance with these covenants and would have to seek additional waivers of compliance from our lenders and/or raise additional funds through asset sales, equity infusions or similar transactions. In addition, the market adjusted net worth and ratio of aggregate outstanding indebtedness to total capitalization/market value adjusted total assets financial covenants under one of our credit facilities has not been suspended but is temporarily based on the book value of our vessels mortgaged thereunder, which we believe is currently higher than the charter free market value of such vessels.  Accordingly, if we were to record an impairment to the value of such vessels, due to further decreases in market values, reduced charter rates under the chartering arrangements for such vessels, one of which is scheduled to expire as early as December 2009, or otherwise, we may be unable to comply with such amended financial covenants. Our amended loan agreements contain additional restrictions, including the requirement that we obtain prior written consent of one of our lenders before paying any dividends and caps the per share and aggregate dividend that we may pay with respect to 2009 pursuant to the terms of certain of our other credit facilities, in some cases require maintenance of minimum charter rate levels.

If we fail to comply with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business.  In addition, if we were unable to obtain waivers, we could be required to reclassify all of our indebtedness as current liabilities, which would be significantly in excess of our cash and other current assets, and which could trigger further defaults under our loan agreements.  If our indebtedness was accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. Furthermore, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

The market values of our vessels have decreased, which could limit the amount of funds that we can borrow under our credit facilities

The fair market values of our vessels have generally experienced high volatility. The market prices for secondhand Panamax and Capesize drybulk carriers are currently near historically low levels. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, types, sizes and ages of vessels, applicable governmental regulations and the cost of newbuildings. As a result of the decline in the market value of our fleet, we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all. Please see the section of this annual report entitled "The Drybulk Shipping Industry" for information concerning historical prices of drybulk carriers.

The market values of our vessels have decreased, which could cause us to breach covenants in our credit facilities and adversely affect our operating results

If the market values of our vessels decline below then current levels, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We enter into, among other things, charter parties, credit facilities with banks and interest rate swap agreements.  Such agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for specific types of drybulk carriers, the supply and demand for commodities such as iron ore, coal, grain, and other minor bulks, and various expenses.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for substantially all of our revenues, could cause us to suffer losses or otherwise adversely affect our business

As of April 30, 2009, we employed each of our twelve drybulk carriers under time charter agreements with an average remaining duration of approximately 22 months, with two customers representing 53% of our revenues for the year ended December 31, 2008. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as iron ore, coal, grain, and other minor bulks. In addition, in depressed market conditions, there have been reports of charterers, including some of our charter counterparties, renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charter hire or attempt to renegotiate charter rates. The time charters on which we deploy 10 of the vessels in our fleet provide for charter rates that are significantly above market rates as of March 31, 2009. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased drybulk carrier charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities, certain of which specifically require the maintenance of minimum charter rate levels. For example, under our loan agreement with Bayerische Hypo-und Vereinsbank AG, if the charter for any of our vessels mortgaged thereunder, which are the Deep Seas, the Calm Seas and the Crystal Seas, is terminated or ceases to remain in full force and effect for any reason it would constitute an event of default under such credit facility, and under our loan agreement with HSH Nordbank, it would constitute an event of default if the charter for the vessel mortgaged thereunder, the Friendly Seas, were renegotiated such that the renegotiated net charterhire rate was insufficient to cover all payment obligations under such loan agreement, operating expenses of the vessel and all commission payments with respect to such vessel.

Our earnings may be adversely affected if we do not successfully employ our vessels

Our strategy is to employ our vessels on fixed rate period charters, three of which expire in 2009 and four of which expire in 2010. Currently, prevailing drybulk carrier charter rates are significantly lower than those provided for in our existing charter agreements. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates are at depressed levels, such as are currently being experienced, we may have to employ our vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. We cannot assure you that future charter rates will be at a level that will enable us to operate our vessels profitably, to continue to pay dividends or repay our debt.

An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2008. As of December 2008, newbuilding orders had been placed for an aggregate of more than 72% of the current global drybulk fleet, with deliveries expected during the next 36 months. An over-supply of drybulk carrier capacity, particularly in conjunction with the currently low level of demand, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail.  If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our drybulk carriers expire or are terminated, with the next vessels up for rechartering being five drybulk carriers in 2009, we may only be able to recharter those vessels at reduced rates or we may not be able to charter our vessels at all.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of the significant recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of the significant recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. This rate of growth declined significantly in the second half of 2008 and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken; with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

World events could affect our results of operations and financial condition

Terrorist attacks such as the attacks on the United States on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and early 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of March 31, 2009, we had total outstanding indebtedness of $375.9 million (of principal balance) under our credit facilities and after giving effect to the amendments that we have entered into or will enter into and to our replacement credit facility, we have no undrawn borrowing capacity under our committed credit facilities.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common stock on the Nasdaq Global Market to decline and could cause the price of our common stock to decline further.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker, which could affect the amount of dividends that we pay to our stockholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality has not materially affected our operating results, it could materially affect our operating results and cash available for distribution to our stockholders as dividends in the future.

Rising fuel prices may adversely affect our profits

Upon redelivery of vessels at the end of a period time or voyage time charter, we may be obligated to repurchase the fuel (bunkers) on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period.  In addition, although we rarely deploy our vessels on voyage charters, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter.  As a result, an increase in the price of fuel may adversely affect our profitability.  The price and supply of fuel is volatile and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

The operation of our vessels is affected by the requirements set forth in the United Nation's International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Each of the vessels that has been delivered to us is ISM Code-certified.

In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business

International shipping is subject to various security and customs inspection and related procedures in countries of origin, destination and trans shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

The operation of drybulk carriers has certain unique operational risks which could affect our earnings and cash flow

The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk.  By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels' holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

Company Specific Risk Factors

We may have to suspend the payment of cash dividends in the future as a result of market conditions and future dividends will be subject to the consent of one of our lenders and, upon receipt of such consent, will be subject to certain additional restrictions

Currently, one of our amended credit facilities requires that we obtain prior written consent of the lender before paying any dividend, and certain of our other amended credit facilities restrict the amount of dividends we may pay during 2009 to $0.125 per share per quarter

($0.50 per annum) and/or limit the aggregate amount of dividend payments paid with respect to 2009 to $13.5 million. If we sell the remaining 3,756,500 common shares that we intend to offer pursuant to our controlled equity offering at an assumed offering price of $4.74, which was the last reported sale price for our common shares on The Nasdaq Global Market on May 19, 2009, it would, together with the 6,243,500 shares sold under the program as of May 19, 2009, represent a 37% increase in our issued and outstanding shares on which any future dividends would be paid, thereby potentially decreasing the amount per share that we would be able to pay, assuming we obtain the required prior written consent of one of our lenders, while remaining in compliance with the aggregate dollar value limits on dividend payments in our amended credit facilities. In addition, the terms of our credit facilities contain a number of financial covenants and general covenants that require us to, among other things, maintain minimum vessel market values as a percentage of total outstanding facility amount, minimum cash balances and insurance including, but not limited to, hull and machinery insurance in an amount at least equal to the fair market value of the vessels financed, as determined by third party valuations.  We may not be permitted to pay dividends in any amount under our credit facilities if we are in default of any of these loan covenants or if we do not meet specified debt coverage ratios and minimum charter rate levels.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income

We have entered into six interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under five of our credit facilities which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. In addition, changes in LIBOR also affect the fair value of our interest rate swap agreements, which can result in significant non-cash charges against our net income.

Substantial debt levels could affect our ability to pay dividends and limit our flexibility to obtain additional financing and pursue other business opportunities

As of March 31, 2009, we had outstanding indebtedness of $375.9 million and we expect to incur additional indebtedness as we further grow our fleet as market conditions warrant.  This level of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and
•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control.  If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital.  We may not be able to effect any of these remedies on satisfactory terms, or at all.  In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

We cannot assure you that we will be able to refinance indebtedness incurred under our credit facilities

Our business strategy contemplates that we repay all or a portion of our acquisition related debt from time to time with the net proceeds of equity issuances and with secured indebtedness drawn under our credit facilities. We cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all. For so long as we have outstanding indebtedness under our credit facilities, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facilities or alternative financing may limit funds otherwise available for working capital, capital expenditures, payment of dividends and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities or an alternative financing arrangement, our lender could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. In addition, if the recent financial difficulties experienced by financial institutions worldwide leads to such institutions being unable to meet their lending commitments, that inability could have a material adverse effect on our ability to grow our fleet. If we are not able to borrow under our future credit facilities that we may enter into and are unable to find alternative sources of financing on terms that are acceptable to us or at all, our business, financial condition, results of operations and cash flows may be materially adversely affected.

Our secured credit facilities contain restrictive covenants that may limit our liquidity and corporate activities

In the first quarter of 2009, we entered into amendments or refinancings to five of our credit facilities and entered into an agreement with the lender to amend our sixth credit facility waiving the prior breaches, resulting from the decrease in the market value of our vessels, of, as applicable, the security maintenance coverage ratios, market adjusted net worth requirements and indebtedness to total capitalization ratios contained in the applicable credit facilities and temporarily suspending or amending such requirements.

Our amended secured credit facilities impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	compete effectively to the extent our competitors are subject to less onerous financial restrictions;

•	adjust and alter existing charters;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell our vessels.

In addition, under these covenants, we are required to maintain restricted cash equivalents in an amount of not less than $750,000 per vessel and certain pledged deposits with our lenders.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' consent when needed.  This may prevent us from taking actions that are in our shareholders' best interest.

We may have difficulty effectively managing our planned growth, which may adversely affect our ability to pay dividends

Since the completion of our initial public offering in August 2007, we have taken delivery of four Panamax drybulk carriers and two Supramax drybulk carriers. The addition of these vessels to our fleet has resulted in a significant increase in the size of our fleet and imposes significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

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

We are dependent on Allseas for the commercial and technical management our fleet

The only employees we currently have are Mr. Bodouroglou, our chief executive officer, George Skrimizeas, our chief operating officer, Christopher Thomas, our chief financial officer, and Maria Stefanou, our internal legal counsel and corporate secretary and we currently have no plans to hire additional employees.  As we subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas' services or its failure to perform its obligations to us could materially and adversely affect the results of our operations.  Although we may have rights against Allseas if it defaults on its obligations to us, you will have no recourse directly against Allseas. Further, we expect that we will need to seek approval from our lenders to change our commercial and technical manager.

Allseas is a privately held company and there is little or no publicly available information about it

The ability of Allseas to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Allseas' financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless Allseas began to default on its obligations. As a result, an investor in our shares might have little advance warning of problems affecting Allseas, even though these problems could have a material adverse effect on us.

Our chairman and chief executive officer has affiliations with Allseas which may create conflicts of interest

Our chairman and chief executive officer is the beneficial owner of all of the issued and outstanding capital stock of Allseas. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Allseas, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with Allseas and Mr. Bodouroglou.  Allseas may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits.  In particular, Allseas currently provides management services to four drybulk carriers, other than the vessels in our fleet, that are owned by entities affiliated with Mr. Bodouroglou, and such entities may acquire additional vessels that will compete with our vessels in the future.  Mr. Bodouroglou granted to us the right to purchase the remaining four vessels for which Allseas provides management services which was declined, as well as a right of first refusal over future vessels that he or entities affiliated with him may seek to acquire in the future.  However, we may not exercise our right to acquire all or any of these vessels in the future, and such vessels may compete with our fleet. These conflicts of interest may have an adverse effect on our results of operations.

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

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization

While we have the right to inspect previously owned vessels prior to our purchase of them and we intend to inspect all secondhand vessels that we acquire in the future, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into drydock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

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

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. We have entered into employment agreements with each of our chairman and chief executive officer, chief operating officer, chief financial officer and our internal legal counsel and corporate secretary. We have consulting agreements with companies beneficially owned by the chief executive officer, the chief operating officer, the chief financial officer and the internal legal counsel and corporate secretary. Our success will depend upon our ability to retain key members of our management team and to hire new members as may be necessary. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.

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

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current fleet consists of seven Panamax drybulk carriers, three Handymax drybulk carriers and two Supramax drybulk carriers with an aggregate capacity of approximately 765,137 dwt and a weighted average age of eight years as of March 31, 2009. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We may have to pay tax on United States source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations thereunder.

For 2008, the Company qualified for the benefits of Section 883 and has not accrued for U.S. income tax liability as of December 31, 2008.  However, there are factual circumstances beyond our control that could cause us to be unable to obtain the benefit of this tax exemption in future years and thereby be subject to United States federal income tax on our United States source income.  Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries. See "Tax Considerations—United States Federal Income Taxation of Our Company" for additional information about the requirements of this exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our gross U.S.-source shipping income (without allowance for deduction) under Section 887 of the Code. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation.  We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the stockholder's holding period of our common shares. See "Tax Considerations—United States Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Our Liberian subsidiaries may not be exempt from Liberian taxation which would materially reduce our net income and cash flow by the amount of the applicable tax

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act").  In contrast to the income tax law previously in effect since 1977 (the "Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and was wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001 (the "New Regulations").  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income.  As a result, their, and subsequently our, net income and cash flow would be materially reduced by the amount of the applicable tax.  In addition, we, as shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends, if any.

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

Because our seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings

Our vessel owning subsidiaries employ approximately 300 seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. Any labor interruptions could disrupt our operations and harm our financial performance.

If Allseas is unable to perform under its vessel management agreements with us, our results of operations may be adversely affected

As we expand our fleet, we will rely on Allseas to recruit suitable additional seafarers and to meet other demands imposed on Allseas. We cannot assure you that Allseas will be able to meet these demands as we expand our fleet. If Allseas' crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. If Allseas is unable to provide the commercial and technical management service for our vessels, our business, results of operations, cash flows and financial position and our ability to pay dividends may be materially adversely affected.

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

Risks Relating to Our Common Shares

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future

The market price of our common shares has fluctuated widely since we became a public company in August 2007 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk sector, changes in general economic or market conditions and broad market fluctuations.

Our common shares have recently traded below $5.00 per share, and the last reported sale price on The Nasdaq Global Market on May 19, 2009 was $4.74 per share. As long as the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use our common shares as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.  In addition, in order to maintain the listing of our common shares on The Nasdaq Global Market, our stock price will need to comply with NASDAQ's minimum share price requirements.

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

We cannot assure you that we will be able to raise equity and debt financing sufficient to meet our capital and operating needs and to comply with our loan covenants

We cannot give you any assurance what number of shares we will be able to sell of the remaining 3,756,500, as of May 19, 2009, of the original 10,000,000 common shares offered under our controlled equity offering, or at what prices we will be able to sell our shares. Furthermore, even if we were to sell all the shares offered in the controlled equity offering at current market prices, we cannot assure you that the net proceeds would be sufficient to satisfy our capital and operating needs and enable us to comply with our various debt covenants, if the current low charter rates in the drybulk market continues. In such case, we may not be able to raise additional equity capital or obtain additional debt financing or refinance our existing indebtedness, if necessary. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

Our exisiting shareholders may experience significant dilution as a result of our controlled equity offering

If we sell all of the remaining 3,756,500 of the original 10,000,000 common shares offered pursuant to our controlled equity offering, we will have approximately 37,179,115 common shares outstanding, excluding an aggregate of 322,006 common shares underlying outstanding options and warrants, with exercise prices ranging from $10.00 to $12.00 per share, which, together with the 6,243,500 shares sold under the program as of May 19, 2009, represents in the aggregate an increase of approximately 37% in our issued and outstanding common shares.  Our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

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

Our chairman and chief executive officer and Innovation Holdings, which is beneficially owned by our chairman and chief executive officer and members of his family, collectively hold approximately 15.6% of our total outstanding common shares which enables considerable control over matters on which our shareholders are entitled to vote

As of May 19, 2009, Mr. Michael Bodouroglou, our President and chief executive officer, beneficially owns 5,203,288 shares, or approximately 15.6% of our outstanding common shares, the vast majority of which is held indirectly through entities over which he exercise sole voting power. Please see Item 7.A. "Major Stockholders." While Mr. Bodouroglou and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of our common shares that they own, they effectively control the outcome of matters on which our shareholder are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue "blank check" preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of our outstanding common shares entitled to vote for the directors;

•	limiting the persons who may call special meetings of shareholders; and

•	restrict business combinations with interested shareholders.

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

Item 4. Information on the Company

A.        History and development of the Company

Paragon Shipping Inc. is a Marshall Islands company formed on April 26, 2006. Our executive offices are located at 15 Karamanli Ave, GR 166 73, Voula, Greece. Our telephone number at this address is +30 210 891 4600. Allseas Marine S.A., or Allseas, is responsible for all commercial and technical management functions for our fleet. Allseas is an affiliate of our chairman and chief executive officer, Michael Bodouroglou.

We are a global provider of shipping transportation services.  We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Our current fleet consists of seven Panamax drybulk carriers, three Handymax drybulk carriers and two Supramax drybulk carriers with an aggregate capacity of approximately 765,137 dwt and a weighted average age of eight years as of December 31, 2008. Since inception, we grew our fleet to four drybulk carriers by December 31, 2006. During 2007 and 2008 we took delivery of seven and one vessel, respectively, comprising our current fleet of 12 vessels.

We concluded a private placement in November 2006 pursuant to which we issued a total of 9,062,000 Class A common shares, which we also refer to as our "common shares," and 1,849,531 warrants to purchase Class A common shares to certain institutional investors and issued an additional 2,250,000 Class A common shares and 450,000 warrants to purchase Class A common shares to Innovation Holdings, S.A., or Innovation Holdings, an entity beneficially owned by our chairman and chief executive officer, Mr. Michael Bodouroglou.  In addition, we issued 2,003,288 Class B common shares to Innovation Holdings at the time of our private placement in November 2006.  On July 16, 2007 a shelf registration statement (file no 333-143481) covering the resale of 11,097,187 of our Class A common shares and 1,849,531 of our warrants was declared effective by the U.S. Securities and Exchange Commission.

On August 15, 2007 we completed our initial public offering of 10,300,000 Class A common shares and on September 13, 2007 issued an 697,539 Class A common shares upon the partial exercise of the over-allotment option granted to the underwriters of our initial public offering. Those offerings generated $175,960,624 in gross proceeds at an offering price of $16.00 per share, before deduction of underwriters' commissions and expenses of $11,437,440.  In addition, certain selling shareholders sold an aggregate of 318,728 Class A common shares in the over-allotment option at the same price per share.  Following our initial public offering, all the 2,003,288 Class B common shares were converted into Class A common shares on a one-for-one basis.  Our common shares commenced trading on the Nasdaq Global Market under the symbol "PRGN" on August 10, 2007. On August 21, 2008 a shelf registration statement (file no 333-152979) covering the sale of 250,000,000 of our securities and 5,283,288 of our common shares by certain selling shareholders that were previously acquired in private transactions was declared effective by the U.S. Securities and Exchange Commission.  On April 15, 2009 we entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of up to 10,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. As of May 19, 2009, 6,243,500 common shares had been sold under the Controlled Equity Offering with aggregate net proceeds amounting to $22,784,278.

As of May 19, 2009 our total outstanding common shares was 33,422,615.

In October and December 2006 we entered into purchase agreements for the initial six Panamax and Handymax drybulk carriers of our fleet, for an aggregate purchase price of $210.35 million, excluding certain pre-delivery expenses. These six vessels were delivered to us in December 2006 and January 2007 and funded with the net proceeds of our private placement and the sale of Class A common shares and warrants to Innovation Holdings, together with drawings under our senior secured credit facility.  In July 2007 we entered into an agreement to purchase three additional drybulk carriers, one Supramax and two Panamax, for an aggregate purchase price of $180.9 million, excluding certain pre-delivery expenses, which we funded with the net proceeds of our initial public offer in August 2007 and with drawings under the revolving bridge loan facility with Commerzbank AG.  These three vessels were delivered to us in August and September, 2007.  In October 2007, we entered into purchase agreements for two additional Panamax drybulk carriers for an aggregate purchase price of $178.0 million, which we funded with drawings under our existing credit facilities.  These two vessels were delivered to us in November and December 2007, respectively.  In June 2008, we entered into a purchase agreement for one additional Supramax drybulk carrier for an aggregate purchase price of $79.3 million, which we funded with drawings under our credit facility with HSH Nordbank. This vessel was delivered to us in August, 2008.

B.         Business overview

As of December 31, 2008 and April 30, 2009, our fleet consisted of seven Panamax drybulk carriers, three Handymax drybulk carriers and two Supramax drybulk carriers.

The following table presents certain information concerning the drybulk carriers in our fleet as of April 30, 2009:

Vessel Name	Vessel Type	Year Built	Charterer Name	Charter Rate ($ per day)(1)	Vessel Delivery Date	Re-Delivery from Charterer(2)
						Earliest	Latest

Blue Seas	Handymax	1995	Ultrabulk S.A.	9,000	Oct. 4, 2006(3)	Jul. 23, 2009	Oct. 12, 2009 (4)
Clean Seas	Handymax	1995	Cosco Bulk Carrier Co. Ltd.	9,000	Jan. 8, 2007	Jan.4, 2011	Mar. 4, 2011 (5)
Crystal Seas	Handymax	1995	Cosco Bulk Carrier Co. Ltd.	23,000(6)	Jan 10, 2007	Aug. 7, 2011	Nov. 7, 2011
Deep Seas	Panamax	1999	Morgan Stanley	34,250	Oct. 12, 2006(3)	Sept. 1, 2009	Dec. 31, 2009
Calm Seas	Panamax	1999	Korea Line Corp.	37,000	Dec. 28, 2006	Jan. 27, 2010	Apr. 27, 2010
Kind Seas	Panamax	1999	Deiulemar Shipping S.P.A.	45,500	Dec. 21, 2006	Nov. 29, 2011	Feb. 28, 2012
Sapphire Seas	Supramax	2005	Korea Line Corp.	26,750(7)	Aug. 13, 2007	May 23, 2010	Jul. 23, 2010
Pearl Seas	Panamax	2006	Korea Line Corp.	51,300	Aug. 16, 2007	Aug. 10, 2011	Oct. 10, 2011
Diamond Seas	Panamax	2001	Vespucci Marine C.V.	27,500	Sep. 17, 2007	May 2, 2010	July 17, 2010
Coral Seas	Panamax	2006	Bunge S.A.	54,000	Nov. 21, 2007	Dec. 16, 2009	Mar. 15, 2010
Golden Seas	Panamax	2006	Deiulemar Shipping S.P.A.(8)	43,500	Dec. 10, 2007	Sep. 22, 2011	Nov. 22, 2011
Friendly Seas	Supramax	2008	Irika Shipping S.A.	55,000	Aug. 5, 2008	Jun. 5, 2009	Aug. 5, 2009 (9)

(1)	This table shows gross charter rates and does not reflect commission payable by us to third party chartering brokers and Allseas ranging from 2.5% to 6.25% including the 1.25% to Allseas.

(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon termination of the charter.

(3)	The date shown represents the date our affiliate entities, Elegance Shipping Limited and Icon Shipping Limited, acquired the vessels. We acquired the vessels from our affiliates on December 28, 2006.

(4)
On November 24, 2008 we agreed with Ultrabulk S.A. to enter into a new time charter agreement regarding the next employment of Blue Seas for a period of approximately eight to 10 months at a gross daily charter rate of $7,750 for the first 50 days and $9,000 for the balance period, and a commission of 5.00%. The time charter commenced on December 2, 2008 and will expire between July 23, 2009 and October 12, 2009.

(5)
On December 22, 2008 we agreed with Cosco Bulk Carrier Co. Ltd. to enter into a new time charter agreement regarding the next employment of Clean Seas for a period of approximately nine to 11 months at a gross daily charter rate of $7,400 for the first 50 days and $9,000 for the balance period, and a commission of 5.00%. On April 15, 2009 we agreed with Cosco Bulk Carrier Co. Ltd to extend above mentioned time charter agreement for an additional 12 to 14 months at a gross daily rate of $17,250 per day, which will commence from January 4, 2010. The time charter commenced on January 25, 2009 and will expire between January 4, 2011 and March 4, 2011.

(6)
On April 15, 2009 we agreed with Cosco Bulk Carrier Co. Ltd. to reduce the gross daily charter rate for Crystal Seas to $23,000 per day for the period commencing May 1, 2009 and ending December 31, 2009. As of January 1, 2010, the daily charter rate will return to its original level of $33,000 per day and will be payable until the expiration of the charter period.

(7)           The daily charter rate for Sapphire Seas decreases to $22,750 as of June 24, 2009.

(8)
The charter of the Golden Seas was originally entered into with Transfield Shipping Inc., which in turn sub-chartered the vessel to Deiulemar Shipping S.P.A.  On March 25, 2009, Transfield Shipping Inc. assigned all of its rights under the sub-charter to us. The material terms of the sub-charter assigned to us are identical to the original charter with the exception of the daily charter rate, which is $43,500 (the original daily charter rate was $48,000).

(9)
On June 17, 2008 we agreed with Deiulemar Compagnia di Navigazione S.P.A. to enter into a new time charter agreement regarding the next employment of Friendly Seas at a gross daily charter rate of $33,750 for a period of 58 to 62 months, and a commission of 5.00%. The time charter will commence between May 1, 2009 and September 30, 2009 and will expire between March 1, 2014 and November 30, 2014.

Each of our vessels is owned through a separate wholly-owned Liberian or Marshall Islands subsidiary.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Management of Our Fleet

Allseas is responsible for the technical and commercial management of our vessels.  Technical management services include arranging for and managing crews, maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support.  Commercial management services include chartering, monitoring the mix of various types of charters, such as time charters and voyage charters, monitoring the performance of our vessels, the sale and purchase of vessels, and finance and accounting functions. Allseas, which is based in Athens, Greece, was formed in 2000 as a ship management company and currently provides the commercial and technical management for 16 drybulk carriers including the 12 vessels in our fleet.  The other four vessels are managed for affiliates of Allseas. We believe that Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.  Allseas is 100% owned and controlled by Mr. Michael Bodouroglou, our chairman and chief executive officer.

Pursuant to separate management agreements that we have entered into with Allseas for each of our vessels, the terms of which have been approved by our independent directors, we are obligated to pay Allseas a technical management fee of $650 (based on a U.S. dollar/Euro exchange rate of 1.268:1.00) per vessel per day on a monthly basis in advance, pro rata for the calendar days the vessel is owned by us.  The management fee is adjusted quarterly based on the U.S. dollar/Euro exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. For the first quarter in 2008 the management fee was $764 per day, for the second quarter in 2008 was $831 per day, for the third quarter in 2008 was $828 per day and for the fourth quarter in 2008 was $755 per day.  The management fee increased to $783 per day as of January 1, 2009 commensurate with inflation on an annual basis, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. In 2008, an amount of $200,000 was paid to Allseas for legal and accounting services that were provided throughout the year and were not covered by the management agreements mentioned above. We also pay Allseas a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels.  Allseas also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the two vessels in our fleet that we acquired from entities affiliated with our chairman and chief executive officer. Additional drybulk carriers that we may acquire in the future may be managed by Allseas or unaffiliated management companies.  During 2008, we incurred $3.5 million in management fees and $1.8 million and $792,500 in chartering and vessel commissions, respectively. A historical breakdown of the amounts incurred is presented in the following table.

	Year ended December 31, 2008	Year ended December 31, 2007	Period from inception (April 26, 2006) to December 31, 2006
	(in U.S. dollars)
Commissions	$2,560,790	$5,013,442	$831,661
Management fees	3,536,240	2,076,678	170,750

Total	$6,097,030	$7,090,120	$1,002,411

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

Our Customers

Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. Our largest customer is Bunge S.A. and our other customers include Korea Line Corp., Morgan Stanley, Vesspucci Marine C.V., Ultrabulk S.A., Cosco Bulk Carrier Co. Ltd., Deiulemar Shipping S.P.A., Transfield Shipping Inc. and Irika Shipping SA. For the year ended December 31, 2008, approximately 53% of our revenue was derived from two charterers who individually accounted for more than 10% of our time charter revenue, as follows:

Customer	Year ended December 31, 2008
Bunge S.A.	27.5%
Korea Line Corp.	25.5%

The Drybulk Shipping Industry

The global drybulk carrier fleet may be divided into six categories based on a vessel's carrying capacity. These categories consist of:

•
Very Large Ore Carriers (VLOC) have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the drybulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

•
Capesize vessels have a carrying capacity of 110,000-199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

•
Post-Panamax vessels have a carrying capacity of 80,000-109,999 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel with a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draught restricted ports, although they cannot transit the Panama Canal.

•
Panamax vessels have a carrying capacity of 60,000-79,999 dwt. These vessels carry coal, iron ore, grains, and, to a lesser extent, minor bulks, including steel products, cement and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels with regard to accessing different trade routes. Most Panamax and Post-Panamax vessels are "gearless," and therefore must be served by shore-based cargo handling equipment. However, there are a small number of geared vessels with onboard cranes, a feature that enhances trading flexibility, and enables operation in ports which have poor infrastructure in terms of loading and unloading facilities.

•
Handymax/Supramax vessels have a carrying capacity of 40,000-59,999 dwt. Handymax vessels operate in a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax vessels are ships between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, or "gear," while at the same time possessing the cargo carrying capability approaching conventional Panamax vessels.

•
Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, ships of this type operate within regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

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

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for drybulk carrier capacity, the Company believes that drybulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Drybulk carriers seldom operate on round trip voyages. Rather, the norm is triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Allseas arranges our charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with other owners of drybulk carriers, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of drybulk carriers is highly fragmented and is divided among publicly listed companies, state controlled owners and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (Nasdaq: DRYS), Excel Maritime Carriers Ltd. (NYSE: EXM), Eagle Bulk Shipping Inc. (Nasdaq: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Holdings Inc. (Nasdaq: BULK) and OceanFreight Inc. (Nasdaq: OCNF).

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

The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, to the extent that we must enter into a new charter or renew an existing charter for a vessel in our fleet during a time when seasonal variations have reduced prevailing charter rates, our operating results may be adversely affected.

Recent Significant Decline in DryBulk Charter Hire Rates

The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%.  The BDI fell over 70% during the month of October alone.  Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represent a decline of 96% and 99%, respectively. Since December 2008 it has risen to 1,786 through April 30, 2009, representing an increase of 169%, although it remains approximately 85% below its record highs. During the fourth quarter of 2008 alone the BDI fell 74% and the Baltic Panamax and Baltic Supramax Indices declined 73% and 84%, respectively. The general decline in the drybulk carrier charter market is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.

Vessel Prices

Drybulk vessel values have declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. Consistent with these trends, the market value of our drybulk carriers has declined. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve to any significant degree. Charter rates may remain at depressed levels for some time which will adversely affect our revenue and profitability.

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

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, financial assurances and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in temporary suspension of the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the drybulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations as of the date of this annual report. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978 and updated through various amendments, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. The IMO adopted regulations that set forth pollution prevention requirements applicable to drybulk carriers. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are compliant in all material respects with current Annex VI regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding nitrogen oxide and sulfur oxide emissions standards that will enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur oxide emission cap reduced initially from 4.50% to 3.50% beginning January 1, 2012 and then reduced progressively to 0.50% by January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Once these amendments become effective, we may incur costs to comply with these revised standards. The United States ratified the Annex VI amendments in October 2008, thereby rendering U.S. air emissions standards equivalent to IMO requirements.

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in material compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that our technical manager has developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a safety management system, or SMS. No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued by each flag state. As of the date of this report, our appointed ship managers have obtained DOCs for their officers and SMCs for all of our vessels for which the certificates are required by the IMO. The DOC and the SMC, are renewed every five years but are subject to periodic audit verification (annually for the DOC and at least every 2.5 years for the SMC).

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, the number of states adopting the BWM Convention is not sufficient for the convention to enter into force.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage in the territorial waters of a contracting state caused by its discharge of persistent oil, subject to certain defenses.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.86 million (4.51 million SDR) plus $960 (631 SDR) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to $136.63 million (89.77 million SDR). As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates of 0.657038 SDR per U.S. dollar on May 19, 2009. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will be adequate to cover any potential liability under the CLC.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation will apply to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention.  The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. The exteriors of vessels constructed prior to January 1, 2003 that have not been in drydock must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. Our vessels are flagged in the Marshall Islands and Liberia. Marshall Islands and Liberian-flagged vessels have historically received a good assessment in the shipping industry.  We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificate will be maintained.

The IMO continues to review existing regulations and propose new regulations. It is impossible to predict what additional regulations, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

As a result of 2006 amendments to OPA, the liability of responsible parties is limited to the greater of $950 per gross ton or $0.8 million per non-tank (e.g. drybulk) vessel that is over 300 gross tons (subject to periodic adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. On September 24, 2008, the U.S. Coast Guard proposed adjustments to the OPA limits of liability for non-tank vessels that would further increase the limits to the greater of $1,000 per gross ton or $848,000 and establish a procedure for adjusting the limits for inflation every three years. The adjustments will become effective after publication as final regulations.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA and CERCLA. On October 17, 2008, the U.S. Coast Guard financial responsibility requirements under OPA and CERCLA were amended to require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the 2006 amendments to OPA, as described above. The increased amounts became effective on January 15, 2009. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. A ship owner or operator using self-insurance as evidence of financial responsibility must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. An owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The U.S. Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or are required to waive insurance policy defenses.

We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters, unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date. The District Court's decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008.

In response to the invalidation of the vessel exemption, the EPA promulgated rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific wastewater streams, such as deck runoff, bilge water and gray water.

For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent and best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are generally required to meet numerical effluent limits, the Regulated Vessel must implement the relevant BMP for each of the 26 VGP wastewater streams. The VGP imposes additional requirements on certain Regulated Vessel types that discharge wastewater streams unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all Regulated Vessels.

Under §401 of the CWA each state is required to certify that federal discharge permits such as the VGP meet state water quality requirements. Certain states have imposed additional discharge standards as conditions to their certification of the VGP. These additional state requirements are necessary to bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive.

Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the "eNOI" electronic filing interface will become operational. Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19, 2009, or the Deadline. Any Regulated Vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel's complete NOI. Regulated Vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission. Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

As referenced above, the amended Annex VI to the IMO's MARPOL Convention, which addresses air pollution from ships, was ratified by the United States on October 9, 2008 and entered into force domestically on January 8, 2009. The state of California adopted stringent air emissions requirements for ocean-going vessels that were held to be preempted by the federal Clean Air Act.  On April 16, 2009, the California Air Resources Board of the State of California, or CARB, adopted clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. If approved by the Office of Administrative Law, the new CARB regulations will require such vessels to use low sulfur marine fuels rather than bunker fuel. Beginning on the effective date, such vessels will be required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. California is also requesting EPA to grant it a waiver under the Clean Air Act to enforce the California vessel emission standards that were invalidated.  More legal challenges are expected to follow. If EPA grants the California waiver request or if CARB prevails and the new fuel content regulations go into effect, Our vessels would be subject to the CARB requirements if they were to travel within such waters. The new California regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs. Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, the United States requested IMO on March 27, 2009 to designate the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas under the Annex VI amendments. If approved by the IMO, more stringent emissions standards similar to the new CARB regulations would apply in the Emissions Control Areas, causing us to incur further costs.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's reporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water on board the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the drybulk shipping industry. In April 2008 the U.S. House of Representatives passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For instance, the state of California has recently enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Michigan's ballast water management legislation mandating the use of various techniques for ballast water treatment was upheld by the federal courts. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

European Union Regulations

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. A new treaty is expected to be adopted at the United Nations climate change conference in Copenhagen in December 2009, and there is pressure to include shipping. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. EPA has published an Advanced Notice of Proposed Rulemaking soliciting comments on whether greenhouse gas emissions should be regulated under the Clean Air Act, and on April 17, 2009, the EPA Administrator signed a proposed finding that greenhouse gases threaten the public health and safety and that emissions from new motor vehicles and motor vehicle engines contribute to concentrations of greenhouse gases in the atmosphere. Although the proposed finding does not extend to vessels and vessel engines, the EPA is also separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Climate change initiatives are also being considered by the U.S. Congress in this session. Any future passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

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

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by Lloyd's Register of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which covers the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles ranging to a maximum of $100,000 per vessel per incident. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be entitled to recover amounts not recoverable under the hull and machinery policy that we have entered into due to under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

C.        Organizational structure

Paragon Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed on Exhibit 8.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2008.

D.        Property, plants and equipment

We do not own any real property. We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd, a company beneficiary owned by our chief executive officer.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this annual report.

A.         Operating results

We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide drybulk shipping services worldwide. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007. Our current fleet consists of seven Panamax drybulk carriers, three Handymax drybulk carriers and two Supramax drybulk carriers.

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

RESULTS OF OPERATIONS

Our revenues consist of earnings under the charters that we employ our vessels on. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•
Calendar days.  We define calendar days as the total number of days in a period during which each vessel in our fleet was owned including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

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

Consistent with shipping industry practice, we treat the acquisition of vessels, (whether acquired with or without charter) from unaffiliated parties as the acquisition of an asset rather than a business. We intend to acquire vessels free of charter, although we have acquired certain vessels in the past which had time charters attached, and we may, in the future, acquire additional vessels with time charters attached. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not generally transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

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

OUT OF MARKET ACQUIRED TIME CHARTERS

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we include the fair value of the above or below market charter in the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management's estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability record is amortized over the remaining period of the time charter as a reduction or addition to time charter revenue.

VESSEL OPERATING EXPENSES

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, other miscellaneous expenses and drydocking expenses. We anticipate that our vessel operating expenses, which generally represent fixed costs, will increase as a result of the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

DRYDOCKING EXPENSES

We elected to change our method of accounting for drydocking costs in 2007, from the deferral method to direct expense method and we applied the direct expense method in our first drydocking that occurred in the fourth quarter in 2007. We decided to change our method of accounting as we believe that the direct expense method eliminates the significant amount of time and subjectivity that is needed to determine which costs and activities related to drydocking should be deferred.

DEPRECIATION AND AMORTIZATION

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value.

MANAGEMENT FEES

We pay Allseas management fees that are adjusted according to the management agreements based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter. For the year ended December 31, 2008, an additional amount of $200,000 was paid to Allseas for legal, accounting and finance services that were provided throughout the year and were not covered under the management agreements mentioned above. For the year ended December 31, 2007, an additional amount of $250,000 was paid to Allseas for legal, accounting and finance services that were provided throughout the year and were not covered under the management agreements mentioned above.

We entered into an administrative service agreement with Allseas on November 12, 2008. Under the agreement, Allseas will provide telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices, and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas be reimbursed on a quarterly basis.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses include share based compensation that had a major impact in general and administrative expenses both in 2007 and 2008. In addition, general and administrative expenses include the cost of remuneration to directors and officers, a bonus award for executive officers, other professional services, fares and traveling expenses, directors and officers insurance and other expenses for our operations.

INTEREST AND FINANCE COSTS

We have incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries relating to the acquisition of our vessels. We have incurred financing costs and we also expect to incur interest expenses under our credit facilities in connection with debt incurred to finance future acquisitions, as market conditions warrant.

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007

The average daily TCE rate of our fleet of twelve vessels acquired and delivered as of December 31, 2008 was $39,439 for the year ended December 31, 2008. The average daily TCE rate for the fleet of 11 vessels acquired and delivered as of December 31, 2007 was $28,563 for the year ended December 31, 2007. The increase in the average daily TCE rate of our fleet reflects the higher time charter rates prevailing in the market during 2008 compared to 2007, when we secured time charter employment for our vessels, prior to the downturn in rates in the latter part of 2008. Furthermore, it reflects the change in the composition of our fleet of vessels during the year ended December 31, 2008, which consisted of seven Panamax drybulk carriers, three Handymax drybulk carriers and two Supramax drybulk carriers operating for an aggregate of 4,174 calendar days during the year ended December 31, 2008, compared with seven Panamax drybulk carriers, three Handymax drybulk carriers and one Supramax drybulk carrier operating for an aggregate of 2,622 calendar days during the year ended December 31, 2007.

The average number of vessels in our fleet was 11.4 for the year ended December 31, 2008, compared to 7.18 in the year ended December 31, 2007. The following analysis exhibits the primary driver of differences between these periods, which is the higher number of vessels in our fleet during 2008, due to the delivery of acquired vessels.

•
Time charter revenue—Time charter revenue, for the year ended December 31, 2008, was $169.3 million, compared to $76.7 million for the year ended December 31, 2007. The increase in time charter revenue reflects principally the increase in the average number of vessels in our fleet from 7.18, for the year ended December 31, 2007, to 11.4 for the year ended December 31, 2008, and a corresponding increase in the number of calendar days of our fleet from 2,622, for the year ended December 31, 2007, to 4,174 for the year ended December 31, 2008. The daily average time charter equivalent rate and the fleet utilization rate, for the year ended December 31, 2008, was $39,439 and 98%, respectively, compared to a $28,563 daily average time charter equivalent and 97% utilization rate for the year ended December 31, 2007. In addition, the amortization of below and above market acquired time charters increased total net revenue by $26.6 million for the year ended December 31, 2008, compared to $8.4 million for the year ended December 31, 2007. After deducting commissions of $8.2 million, we had net revenue of $161.1 million, for the year ended December 31, 2008, compared to $73.2 million net revenue after deducting commissions of $3.5 million for the year ended December 31, 2007. The increase in commissions, for the year ended December 31, 2008, compared to commissions for the year ended December 31, 2007, is mainly due to the increase in the average number of vessels, the number of calendar days and the daily average time charter equivalent rate of our fleet, stated above. The charter rates earned by the vessels may be affected in the future following expiration of current charters if the current weak environment persists or worsens.

•
Voyage expenses—Voyage expenses exclude commissions and primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, for the year ended December 31, 2008, amounted to $0.5 million, compared to $0.3 million for the year ended December 31, 2007. The increase in voyage expenses reflects the increase in the average number of vessels in our fleet, for the year ended December 31, 2008, compared to the year ended December 31, 2007.

•
Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, for the year ended December 31, 2008, amounted to $19.0 million, compared to $10.3 million, for the year ended December 31, 2007, as a result of the increase in the average number of vessels in our fleet, for the year ended December 31, 2008, compared to the year ended December 31, 2007 and the corresponding increase in the number of calendar days of our fleet. Vessel operating expenses also including manning agency expenses charged by a related party of $122,143 and $93,464, for the year ended December 31, 2008 and 2007, respectively.

•
Dry-docking expenses—We incurred an aggregate of $2.8 million in dry-docking expenses, for the year ended December 31, 2008, compared to $1.2 million in dry-docking expenses for the year ended December 31, 2007, due to increases in the number of vessels and cost of dry-docking compared to the prior period. The effect in net income was the dry-docking cost of $2.8 million or $0.10 per share, basic and diluted and $1.2 million or $0.07 per share, basic and diluted for the year ended December 31, 2008 and December 31, 2007, respectively.

•
Management fees charged by a related party— We incurred an aggregate of $3.5 million management fees, for the year ended December 31, 2008, compared to $2.1 million in management fees, for the year ended December 31, 2007, reflecting the increase in the average number of vessels in our fleet, for the year ended December 31, 2008, compared to the year ended December 31, 2007 and the corresponding increase in the number of calendar days of our fleet, as well as the adjustment to the management fee per day per vessel in line with the management agreement. We paid Allseas an average management fee of $795 per day per vessel during the year ended December 31, 2008, which reflects an average management fee of $764, $831, $828 and $755 per day per vessel during the first, second, third and fourth quarter in 2008, respectively, and an amount of $0.2 million that was charged by Allseas to us for legal, accounting and finance services that were provided throughout the period as per signed agreement date February 19, 2008. The management fee was adjusted according to the management agreement based on the Euro/U.S. dollar exchange rate, as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter. We paid a management fee to Allseas of $675, $683, $687 and $725 per day per vessel in the first, second, third and fourth quarter in 2007, respectively, pursuant to the management agreement for the management services. For the year ended December 31, 2007, an amount of $250,000 was also paid for legal, accounting and finance services that were provided during the period and was not covered by a signed agreement.

•
Depreciation—Depreciation of vessels, for the year ended December 31, 2008, amounted to $32.9 million, compared to $17.2 million for the year ended December 31, 2007, reflecting the increase in the average number of vessels in our fleet for the year ended December 31, 2008, compared to the year ended December 31, 2007 and the corresponding increase in the number of calendar days of our fleet.

•
General and administrative expenses—General and administrative expenses, for the year ended December 31, 2008, were $7.8 million, including share-based compensation of $0.5 million, compared to $27.0 million general and administrative expenses, including the share-based compensation of $20.2 million, for the year ended December 31, 2007. The $19.2 million decrease in general and administrative expenses relates mainly to the $19.7 million decrease in share-based compensation resulting primarily from the recognition in 2007 of an $18.2 million compensation expense for the conversion of Class B Common Shares upon completion of our initial public offering in August 2007. In addition, the decrease in general and administrative expenses is also due to the decrease in the initial public offering related bonus awards by $1.5 million, which was offset by the increased cost by $1.3 million for professional services and other related costs incurred in connection with publicly listed company requirements, the increased cost of remuneration to directors and officers by $0.4 million, due to an increase in their annual fees, an increase in other expenses for officers and directors by $0.1 million for travel and insurance and the remaining balance of $0.2 million relates to an increase in other general and administrative expenses for the year ended December 31, 2008.

•
Interest and finance costs—Interest and finance costs, for the year ended December 31, 2008, were $15.8 million, compared to $10.3 million for the year ended December 31, 2007, resulting primarily from the increase in the outstanding indebtedness incurred to acquire vessels, offset in part by the lower average interest rates incurred in 2008.

•
Loss on interest rate swaps—Loss on interest rate swaps, for the year ended December 31, 2008, of $11.4 million consists of unrealized loss of $10.3 million, representing a loss to record at fair value six interest rate swaps, for the year ended December 31, 2008, and realized expenses of $1.1 million incurred during the year ended December 31, 2008. Loss on interest rate swaps, for the year ended December 31, 2007, of $1.3 million represents unrealized loss to record at fair value four interest rate swaps for the year ended December 31, 2007. No realized expense or income incurred during the year ended December 31, 2007.

•
Interest income—Interest income, for the year ended December 31, 2008, was $1.9 million, compared to $1.0 million for the year ended December 31, 2007, reflecting differences in the average amount of cash on hand that was held in interest bearing accounts, offset in part by lower interest rates on such deposits.

•
Gain from the change in fair value of warrants—For the year ended December 31, 2007, the gain from the change in fair value of warrants was $0.5 million. There was no such gain for the year ended December 31, 2008.

•
Foreign currency losses—For the year ended December 31, 2008, we incurred $105,038 in foreign currency losses, compared to $76,709 in foreign currency losses for the year ended December 31, 2007. This decreased loss resulted from our decreased expenses denominated in currencies other than the U.S. dollar and primarily in Euro.

•	Net income—As a result of the above factors, net income for the year ended December 31, 2008 was $69.2 million, compared to $4.9 million net income for the year ended December 31, 2007.

YEAR ENDED DECEMBER 31, 2007 COMPARED TO THE PERIOD FROM INCEPTION (APRIL 26, 2006) THROUGH DECEMBER 31, 2006

As of December 31, 2006 we had four vessels operating in our fleet namely: "Deep Seas", "Blue Seas", "Calm Seas" and "Kind Seas", each of which was delivered to us in 2006. In January 2007, we took delivery of two additional vessels, the "Clear Seas" and "Crystal Seas". In August and September 2007 we took delivery of three additional vessels, the "Sapphire Seas", "Pearl Seas," and the "Diamond Seas" and in November and December 2007 we took delivery of two additional vessels, the "Coral Seas" and the "Golden Seas". The analysis that follows is a result of the delivery of these eleven vessels. The average number of vessels in our fleet was 7.18 in the year ended December 31, 2007 compared to 0.74 in the period from inception (April 26, 2006) through December 31, 2006.

•
Time charter revenue—Time charter revenue for the year ended December 31, 2007 was $76.7 million compared to $4.9 million for the period from inception (April 26, 2006) through December 31, 2006. The increase in time charter revenue reflects principally the increase in the average number of vessels in our fleet from 0.74 in the period from inception (April 26, 2006) through December 31, 2006 to 7.18 in the year ended December 31, 2007 and a corresponding increase in the number of calendar days of our fleet from 185 in the period from inception (April 26, 2006) through December 31, 2006 to 2,622 in  the  year ended December 31, 2007.

In addition, the amortization of below market acquired time charters increased time charter revenue by $8.4 million in the year ended December 31, 2007 compared to $41,250 in the period from inception (April 26, 2006) through December 31, 2006. The daily average time charter equivalent rate and the fleet utilization for the year ended December 31, 2007 was $28,563 and 97%, respectively, compared to a $25,460 daily average time charter equivalent and 100% utilization rate for the period from inception (April 26, 2006) through December 31, 2006. After deducting commissions of $3.5 million, we had net revenue of $73.2 million for the year ended December 31, 2007 compared to $4.7 million net revenue after deducting commissions of $0.2 million, for the period from inception (April 26, 2006) through December 31, 2006. The increase in commissions for the year ended December 31, 2007 compared to commissions for the period from inception (April 26, 2006) through December 31, 2006 is mainly due to the increase in the average number of vessels, the number of calendar days and the daily average time charter equivalent rate of our fleet, stated above.

•
Voyage expenses—Voyage expenses exclude commissions and consist primarily of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, for the year ended December 31, 2007 amounted to $348,452 compared to $18,970 for the period from inception (April 26, 2006) through December 31, 2006. The increase in voyage expenses reflects the increase in the average number of vessels in our fleet in the year ended December 31, 2007 compared to the period from inception (April 26, 2006) through December 31, 2006.

•
Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, for the year ended December 31, 2007 amounted to $10.3 million compared to $0.6 million for the period from inception (April 26, 2006) through December 31, 2006, as a result of the increase in the average number of vessels in our fleet in the year ended December 31, 2007 compared to the period from inception (April 26, 2006) through December 31, 2006 and the corresponding increase in the number of calendar days of our fleet.

•
Dry-docking expenses—We incurred an aggregate of $1.2 million dry-docking expenses for our first two vessels that were drydocked, for the year ended December 31, 2007, compared to zero for the period from inception (April 26, 2006) through December 31, 2006. The effect in net income was the dry-docking cost of $1.2 million or $0.07 per share, basic and diluted.

•
Management fees charged by a related party— We paid an aggregate of $2.1 million management fees for the year ended December 31, 2007 compared to $0.2 million management fees the period from inception (April 26, 2006) through December 31, 2006, reflecting the increase in the average number of vessels in our fleet in the year ended December 31, 2007 compared to the period from inception (April 26, 2006) through December 31, 2006 and the corresponding increase in the number of calendar days of our fleet, as well as, the adjustment to the management fee per day per vessel in line with the management agreement. We paid Allseas an average management fee of $692 per day per vessel during the year ended December 31, 2007, which reflects a management fee of $675, $683, $687 and $725 per day per vessel during the first, the second, the third and the fourth quarter in 2007, respectively. The management fee was adjusted according to the management agreement based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter. Management fees for the year ended December 31, 2007 also include an amount of $0.3 million that was paid to Allseas for legal, accounting and finance services that were provided throughout the year and were not covered under the management agreements mentioned above. We paid a management fee to Allseas of $650 per day per vessel in 2006 pursuant to the management agreement for the management services. Those fees amounted to $14,950. In addition, $950 per day per vessel was charged for two vessels that were initially delivered to an affiliate of ours for 78 and 86 days, respectively, until their final delivery to us. That resulted in $0.2 million management fees for the period from inception (April 26, 2006) through December 31, 2006.

•
Depreciation—Depreciation for the year ended December 31, 2007, including depreciation of vessels and office equipment, amounted to $17.2 million compared to $1.1 million for the period from inception (April 26, 2006) through December 31, 2006, reflecting the increase in the average number of vessels in our fleet in the year ended December 31, 2007 compared to the period from inception (April 26, 2006) through December 31, 2006 and the corresponding increase in the number of calendar days of our fleet.

•
General and administrative expenses—General and administrative expenses for the year ended December 31, 2007 were $27.0 million, including share based compensation of $20.2 million compared to $1.8 million general and administrative expenses, including the share based compensation of $1.5 million, for the period from inception (April 26, 2006) through December 31, 2006. The $25.2 million increase relates mainly to the share based compensation of $18.2 million related to the conversion feature of the Class B common shares which was recorded and included in the share-based recognized for the year ended December 31, 2007, upon the successful completion of our initial public offering in August 2007. In addition, general and administrative expenses for the year ended December 31, 2007 included the cost of remuneration to directors and officers of $1.7 million, a bonus award for executive officers of $3.9 million, other professional services of $0.6 million, fares and travel expenses of $0.3 million, directors and officers insurance of $0.1 million and other expenses for our operations of $0.2 million. General and administrative expenses from inception (April 26, 2006) through December 31, 2006 included the cost of remuneration to directors and officers, legal and other expenses for our operations amounted in aggregate to $0.3 million.

•
Interest and finance costs—Interest and finance costs for the year ended December 31, 2007 were $10.3 million compared to $1.0 million for the period from inception (April 26, 2006) through December 31, 2006, resulting primarily from the increase in the outstanding indebtedness incurred to acquire vessels.

•
Unrealized loss on interest rate swaps—Unrealized loss on interest rate swaps represents the fair value of four interest rate swaps for the year ended December 31, 2007 of $1.2 million, compared to $0.1 million unrealized loss on one interest rate swap for the period from inception (April 26, 2006) through December 31, 2006.

•
Interest income— Interest income for the year ended December 31, 2007 was $1.0 million compared to $0.4 million interest income for the period from inception (April 26, 2006) through December 31, 2006, reflecting the higher interest rates in 2007 and the difference in the average cash on hand that was held in interest bearing accounts.

•
Gain from the change in fair value of warrants—For the year ended December 31, 2007, the gain from the change in fair value of warrants was $0.5 million. There was no such gain for the period for inception (April 26, 2006) through December 31, 2006.

•
Foreign currency losses—For the year ended December 31, 2007 we incurred $76,709 in foreign currency losses compared to $3,511 in foreign currency losses for the period from inception (April 26, 2006) through December 31, 2006. This increased loss resulted from our increased expenses denominated in currencies other than the U.S. dollar, primarily in Euros, and the weaker U.S. dollar in 2007.

•
Net income—As a result of the above factors, net income for the year ended December 31, 2007 was $4.9 million compared to $0.5 million net income for the period from inception (April 26, 2006) through December 31, 2006.

B. Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet in the future, maintenance costs to ensure the quality of our drybulk carriers, compliance with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on loan facilities, and, with the discretion of our board of directors and subject to the consent of our lenders, pay dividends to our shareholders. If we do not acquire any additional vessels beyond our current fleet, we believe that our forecasted operating cash flows will be sufficient to meet our liquidity needs for the next 12 to 24 months assuming the charter market does not further deteriorate. If we do acquire additional vessels, we will rely on additional borrowings under credit facilities that we would seek to enter into, proceeds from future equity offerings and revenues from operations to meet our liquidity needs going forward. On April 15, 2009 we entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of up to 10,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. As of May 19, 2009, 6,243,500 common shares had been sold under the Controlled Equity Offering with aggregate net proceeds amounting to $22,784,278.

As of March 31, 2009, we had approximately $375.9 million of outstanding indebtedness, of which $52.4 million was payable within the next 12 months, and no additional borrowing capacity under our existing credit facilities as amended. Restricted cash decreased by $2.0 million, to $6.0 million as of December 31, 2008, from $8.0 million as of December 31, 2007, reflecting a decrease in restricted cash requirements under an interest rate swap agreement offset by increased cash balance requirements under the credit facility amendments we entered into in the first quarter of 2009. In connection with amendments to five of our six loan agreements during the first quarter of 2009, as of March 31, 2009, restricted cash increased to $49.0 million.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk vessels and the selective sale of older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms. For a full description of our credit facilities please refer to the discussion under the heading "LOAN FACILITIES" below.

Our dividend policy will also impact our future liquidity position. See ''Item 8. Financial Information — Dividend Policy.''

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through the swap agreements as stated in "Item 11. Quantitative and Qualitative Disclosures about Market Risk". For a full description of our swap agreements please refer to the discussion under the heading "INTEREST RATE SWAPS" below.

The warrants to purchase our common shares detached from our common shares on July 16, 2007 upon the effectiveness of a shelf registration statement covering 11,097,187 common shares and 1,849,531 warrants. We have not listed the warrants to purchase our common shares for trading on the Nasdaq Global Market. The warrants, as amended on May 7, 2007, may be exercised for payment at an exercise price of $10.00 per common share, however, there is no obligation on the holder of a warrant to do so. As of March 31, 2009, we had 295,000 warrants outstanding.

CASH FLOWS

•
There was $68.4 million in cash and cash equivalents at December 31, 2008, compared to $31.3 million at December 31, 2007. We define working capital as current assets minus current liabilities. Working capital surplus was $3.1 million as of December 31, 2008, compared to $11.6 million as of December 31, 2007. This decrease is mainly due to the increase in current portion of long-term debt by $44.2 million, offset in part by the increase from December 31, 2007 in cash and cash equivalents by $37.1 million and, to a lesser extent, to other fluctuations in the rest of current assets and current liabilities. We consider our liquidity sufficient for our operations and we expect to finance all our working capital requirements from cash generated from the employment of our vessels. The overall cash position in the future may be negatively impacted by the recent severe decline in drybulk market rates if the current economic environment persists or worsens.

•
Net cash from operating activities was $83.5 million for the year ended December 31, 2008, compared to $42.8 million for the year ended December 31, 2007. This is primarily attributable to net income of $69.2 million for the year ended December 31, 2008, compared to net income of $4.9 million for the year ended December 31, 2007, which is primarily attributable to an increase in the average number of vessels and higher charter rates during part of the first half of 2008 in our fleet from 7.18, in the year ended December 31, 2007, to 11.4 in the year ended December 31, 2008, a corresponding increase in the number of calendar days of our fleet from 2,622, in the year ended December 31, 2007, to 4,174 in the year ended December 31, 2008. This increase was mainly offset by the aggregate increase of $18.8 million, for the year ended December 31, 2008, in voyage expenses, vessel operating expenses, dry-docking expenses, management fees charged by a related party, general and administrative expenses excluding share based compensation and in interest and finance costs excluding the amortization of financing costs, over the relevant amounts for the year ended December 31, 2007.

•
Net cash used in investing activities was $78.1 million, for the year ended December 31, 2008, which reflects the amount of $80.0 million invested in the acquisition of Friendly Seas that was delivered in August 2008, less a net decrease by $2.0 million on restricted cash for the year ended December 31, 2008. Net cash used in investing activities, for the year ended December 31, 2007, was $426.5 million, which is the result of $418.5 million invested for the acquisition of the seven vessels delivered during the year ended December 31, 2007, plus an amount of $8.0 million restricted cash for the year ended December 31, 2007.

•
Net cash from financing activities was $31.7 million for the year ended December 31, 2008, which is the result of funds borrowed under our loan facilities in the amount of $111.5 million from long-term debt, the proceeds from the exercise of warrants and options of $13.6 million and offset in part by the repayment of long-term debt in the amount of $42.0 million, the payment of financing costs of $0.8 million and by dividends paid of $50.5 million. Net cash from financing activities was $382.7 million, for the year ended December 31, 2007, which is the result of funds borrowed under our loan facility in the amount of $348.8 million from long-term debt and $289.3 million from short-term debt, the proceeds from the issuance of our Class A common shares of $182.0 million and the proceeds from the exercise of warrants and options of $6.6 million and offset in part by the repayment of long-term debt in the amount of $108.3 million, the repayment of short-term debt in the amount of $289.3 million, the payment of $12.9 million offering costs for Class A common shares issued, the payment of financing costs of $2.3 million and by dividends paid of $31.2 million.

LOAN FACILITIES

Set forth below is a description of the six credit facilities that we have entered into and which we have used the net proceeds of to fund a portion of the acquisition costs of the vessels in our fleet. For additional information relating to our credit facilities, please see Note 10 to our audited financial statements included in this annual report.

As a result of the decline in the value of our vessels securing the six credit facilities that we are party to, as of December 31, 2008 we did not meet the security cover and certain of the financial covenants contained in those credit facilities.  During the first quarter of 2009, we have amended four of our existing credit facilities, have entered into an agreement with the lender to amend our fifth credit facility and we have refinanced our sixth credit facility with a replacement credit facility with the same lender.  The terms of the amendments that we have entered into or have agreed to enter into and our replacement credit facility waive our prior breaches of covenants relating to (i) security coverage ratios, (ii) market adjusted net worth requirements and (iii) indebtedness to total capitalization ratios or market value adjusted total assets as contained in the applicable credit facilities and temporarily suspend or amend such covenants.  As of December 31, 2008, we had an aggregate of approximately $387.5 million of outstanding indebtedness, of which approximately $53.2 million was payable within 2009 after giving effect to the 2009 amendments and refinancing.  Subsequent to the amendments and refinancing of our credit facilities, we may not draw any additional amounts under these facilities.

Our credit facilities, as amended or refinanced, contain financial and security covenants requiring us, among other things, to:

•	ensure that the ratio of our aggregate financial indebtedness to EBITDA does not exceed 5.00 to 1.00 with respect to four of our six credit facilities;

•
ensure that the ratio of our aggregate outstanding indebtedness to market value adjusted total assets does not exceed 0.65 in the case of our Bank of Scotland facility and 0.70 in the case of each of our other five credit facilities;

•
maintain a market adjusted net worth of not less than (i) $200 million plus 100% of the net cash amounts of all equity offerings  under our Bank of Scotland credit facility; (ii) $150 million under our HSH Nordbank credit facility; (iii) $100.0 million under our Commerzbank and Bayerische Hypo-und Vereinsbank credit facilities; and (iv) $50 million under our Bank of Ireland and First Business Bank credit facilities;

•	maintain cash equivalents in an amount of not less than $750,000 per vessel in our fleet; and

•
maintain minimum security coverage ratios of the aggregate market value of the vessels securing the applicable loan to the principal amount outstanding under such loan in excess of (i) 140% under our loan agreements with Bank of Scotland and First Business Bank S.A.; (ii) 133% under our loan agreement with HSH Nordbank; (iii) 100% for 2010 and 110% thereafter under our loan agreements with Bank of Ireland and Bayerische Hypo-und Vereinsbank provided that in the case of the Bank of Ireland facility only, such test shall be based upon the principal amount outstanding under the loan together with the aggregate interest rate swap exposure under our interest rate swap with the lender; and (iv) 85%, 89%, 93% and 98% for the first through fourth quarters of 2009, respectively, 110% in 2010 and 140%  thereafter under our loan agreement with Commerzbank AG.  These percentages increase in the event of dividend declaration.

Compliance with the above market adjusted net worth and ratio of aggregate outstanding indebtedness to total capitalization/market value adjusted total assets financial covenants have been suspended for the period to December 31, 2009 under each of our credit facilities other than with respect to our credit facility with the Bank of Scotland, under which the market adjusted net worth and ratio of aggregate outstanding indebtedness to market value adjusted total assets  financial covenants will be tested using the book value of our vessels mortgaged thereunder, rather than market value, for the period from October 1, 2008 through September 30, 2009, and then as of December 31, 2009, using market valuations  dated January 4, 2010 or later if agreed by the lender.  The above security coverage clauses have been waived for the period from December 31, 2008 through December 31, 2009, other than with respect to our credit facility with the Bank of Scotland under which the security coverage requirement has been waived for the period from October 1, 2008 through September 30, 2009 and will be tested using the book value of our vessels mortgaged thereunder, rather than market value, for the period from October 1, 2009 through December 31, 2009, and with respect to our credit facility with Commerzbank AG, the ratio's described above apply for 2009.

In addition, our amended loan agreement with Commerzbank AG will require us to deposit with and pledge to the lender $23.5 million, the aggregate amount of the installment payments under the Commerzbank AG facility during 2009 and 2010 and we are required to deposit with First Business Bank S.A. $3.4 million, the aggregate amount of the quarterly loan repayments due under the credit facility during 2010, which amounts will be applied to the loan repayments during that period as they become due. We are also required to deposit and pledge to Bayerische Hypo-und Vereinsbank an amount of $8.5 million, which amount will be released against the purchase of a Panamax or Handymax vessel of not more than 11 years of age.

In addition, under the terms of our amended credit facilities our payment of dividends or other payments to shareholders is subject to the approval of one of our lenders, and are subject to restrictions on the amount of dividends that we may pay pursuant to terms of our amended facilities with other lenders.  Further, the interest rates and repayment schedules of our credit facilities have also been amended by the amendments that we have entered into or agreed to enter into with our lenders.  Please see the notes to our audited consolidated financial statements for the year ended December 31, 2008 included elsewhere in this annual report.

Our existing credit facilities, as amended or refinanced, also contain other restrictions and customary events of default with respect to us and our applicable subsidiaries, such as a change of control, a cross-default with respect to financial indebtedness or a material adverse change in the financial position or prospects of the borrowers or the Company. Under our loan agreement with Bayerische Hypo-und Vereinsbank AG, if the charter for any of our vessels mortgaged thereunder, which are the Deep Seas, the Calm Seas and the Crystal Seas, is terminated or ceases to remain in full force and effect for any reason it would constitute an event of default under such credit facility, and under our loan agreement with HSH Nordbank, it would constitute an event of default if the charter for the vessel mortgaged thereunder, the Friendly Seas, were renegotiated such that the renegotiated net charterhire rate was insufficient to cover all payment obligations under such loan agreement, operating expenses of the vessel and all commission payments with respect to such vessel.

Commerzbank AG Senior Secured Revolving Credit Facility: On November 29, 2007 we signed a loan agreement with Commerzbank AG for a maximum of $250.0 million. Under the terms of the loan agreement, we are required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than December 31, 2010. Prior to the effectiveness of our agreement with the lender to amend the terms of the facility discussed below, borrowings under this senior secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.10% if the leverage ratio (defined as the ratio of our total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of our vessels) is greater than 55%, and 0.95% if the leverage ratio is equal to or less than 55%.

The senior secured revolving credit facility was secured by a first priority mortgage on five vessels, the Kind Seas, Clean Seas, Sapphire Seas, Pearl Seas and Diamond Seas, and a first assignment of all freights, earnings, insurances, and contains a cross default with respect to all ship-owning companies owned by us. The purpose of the senior secured revolving credit facility was to refinance the five mortgaged vessels and finance up to 50% of the lower of the fair market value and the purchase price of future drybulk carrier acquisitions. On June 20, 2008, an amount of $28.7 million was repaid and the mortgage on the vessel Kind Seas was released. The senior secured revolving credit facility contains several financial and other covenants and includes events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents. We were also required to comply with a security coverage clause which required the aggregate average fair market value of the vessels that secure the credit facility to be no less than 140% of the aggregate outstanding indebtedness thereunder. In order for us to make a dividend declaration, the fair market value can not be less than 145% of the aggregate outstanding indebtedness thereunder. Furthermore, the senior secured revolving credit facility prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant.

As a result of the decline in the value of our vessels securing this facility, as of December 31 2008, we were in breach of the security coverage clause and the market adjusted net worth and the ratio of indebtedness to market value adjusted total assets financial covenants of this credit facility, for which we subsequently obtained waivers or amendments from the lender. In accordance with an offer from Commerzbank AG, dated March 26, 2009, which we accepted on March 30, 2009, amendments to the credit facility include the cancellation in full of the undrawn loan amount of $89.7 million, the security coverage clause is amended to require that the aggregate market value of the vessels securing the loans be no less than 85%, 89%, 93% and 98% of the aggregate outstanding indebtedness thereunder during the first, second, third and fourth calendar quarter of 2009, respectively, 110% in 2010 and 140% thereafter subject to it not being less than 145% prior to any dividend declaration. The loan is required to be repaid in seven consecutive quarterly installments of $3.0 million commencing in the first quarter of 2009, followed by nine consecutive quarterly installments of $2.5 million plus a balloon repayment of $66.81 million payable simultaneously with the final installment. In addition, the amendments suspend the financial covenants for 2009 and require us to maintain a minimum liquidity of $23.5 million. Except for payment of a dividend of up to $1.5 million in respect of the fourth quarter of 2008, the prior written approval of the lender is required for any dividend payments and share buy-backs, payments to shareholders and any other form of substantial liquidity outflow, or any material increase in the management fees and adjustments or alterations of any charter party. The margin under the amended facility was amended to 1.75%, plus the cost of funds, and the final maturity date of the facility was extended to not later than December 31, 2012. As of December 31, 2008, we had $110.3 million outstanding under this facility.

Bayerische Hypo-und Vereinsbank AG Secured Credit Facility:  On November 19, 2007 we entered into a secured credit facility with Bayerische Hypo-und Vereinsbank AG that, subject to certain provisions, provided us with an amount of up to $100.0 million to be used in financing up to 50% of the lower of the aggregate market value and the purchase price of three vessels and of future drybulk carrier acquisitions. Borrowings under this secured credit facility initially bore interest at an annual interest rate of LIBOR plus a margin of 1.40% if the leverage ratio (defined as the ratio of our total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the assets) is greater than 55%, and 1.20% if the leverage ratio is equal to or less than 55%.

The facility is secured by a first priority mortgage on three vessels, the Deep Seas, Calm Seas and Crystal Seas, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The secured credit facility contains financial and other covenants and includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. We were also required to comply with a security coverage clause which required the aggregate average fair market value of the vessels that secure the credit facility to be no less than 140% of the aggregate outstanding indebtedness thereunder. In order for us to make a dividend declaration, the fair market value could not be less than 154% of the aggregate outstanding indebtedness thereunder.

As a result of the decline in the value of our vessels securing this facility, as of December 31, 2008, we were in breach of the security coverage clause and the market adjusted net worth and the leverage ratio financial covenants of this facility, for which we subsequently obtained waivers or amendments from the lender. On February 25, 2009, we entered into a Supplemental Agreement with Bayerische Hypo-und Vereinsbank AG pursuant to which the lender waived the security coverage clause for the period between December 31, 2008 and December 31, 2009. The credit facility shall be repaid in 34 consecutive quarterly installments, commencing with our $5.85 million payment in February 2009 and followed by 33 quarterly installments of $2.55 million thereafter. The security coverage clause will require that the aggregate fair market value of the vessels securing the credit facility to the aggregate outstanding indebtedness thereunder be no less than 100% for 2010 and 110% thereafter. The lender has waived the market adjusted net worth covenant and the indebtedness to total capitalization covenant for the financial period ended December 31, 2008 and for the fiscal year ending December 31, 2009. We are required to deposit $8.5 million with the lender, which may be released under certain conditions.  In addition, pursuant to the Supplemental Agreement the margin is amended to 1.6% for 2009 and 2010, and thereafter at a level to be agreed upon by the lender, and dividends and/or share buy-back shall not collectively exceed $0.125 per share in respect of any financial quarter between October 1, 2008 and September 30, 2009 and can not, in the aggregate, exceed $13.5 million during that period.

The amount available to be drawn down under this secured credit facility at December 31, 2008 was $10.0 million which was cancelled in accordance with the Supplemental Agreement entered into on February 25, 2009. As of December 31, 2008 we had $90.0 million outstanding under this facility.

Bank of Scotland plc Secured Revolving Credit Facility:  On December 4, 2007 we entered into a secured revolving credit facility with Bank of Scotland plc that, subject to certain conditions, provided us with an amount of up to $89.0 million to be used in partially financing or re-financing the acquisition of two vessels and of future drybulk carrier acquisitions. Under the terms of the loan agreement, we are required to make quarterly interest payments and to reduce the initial facility limit by 20 quarterly mandatory limit reductions, commencing three months after the delivery date of the second vessel as follows: twelve payments of $2.3 million each and eight payments of $562,500 each, plus a final repayment of up to $57.5 million on the final maturity date which will be no later than December 31, 2012. Subject to the scheduled mandatory facility limit reductions, the facility limit will be available for drawing throughout the facility duration on a fully revolving basis. In the balance sheet as at December 31, 2008, an amount of $11.0 million was recorded as current portion of a long-term debt and an amount of $69.0 million was recorded as long-term debt. Drawn amounts bear interest at the rate of LIBOR plus a margin of 1.30% if the leverage ratio (defined as the ratio of our total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the total assets, including vessels) is greater than 55% and of 1.15% if the leverage ratio is equal to or less than 55%.

The facility is secured by a first priority mortgage on the two vessels, the Coral Seas and Golden Seas, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The facility contains financial and other covenants and includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. We were also required to comply with a security coverage clause requiring the aggregate average fair market value of the vessels that secure the credit facility to be no less than 140% of the aggregate outstanding loans.

As a result of the decline in the value of our vessels securing this facility, as of December 31, 2008 the Company was in breach of the security coverage clause and the market adjusted net worth and the ratio of indebtedness to market value adjusted total assets financial covenants for which waivers or amendments were subsequently agreed with the lender. On March 13, 2009, we entered into a Supplemental Agreement with the Bank of Scotland plc to a syndicated loan pursuant to which the lenders waived the security coverage clause during the period commencing on October 1, 2008 and ending on September 30, 2009. The quarterly principal repayment installments under the Supplemental Agreement shall amount to $2.75 million in 2009, $2.3 million in 2010, and $1 million in 2011 and 2012, plus a balloon repayment of $52 million payable simultaneously with the final installment. The security coverage clause will be tested based on vessel book values in lieu of market valuations during the period between October 1, 2009 and December 31, 2009, the market value adjusted net worth and leverage ratio  will be tested based on vessel book values in lieu of market valuations during the period commencing on October 1, 2008 and ending on September 30, 2009. For the purpose of the financial quarter ending on December 31, 2009, the market value of the vessels shall be determined on the basis of valuations dated January 4, 2010 or later if agreed by the lender. In addition, pursuant to the Supplemental Agreement, for the period up to September 30, 2009, the minimum liquidity requirement per vessel is increased to $750,000 and dividend payments are restricted to a maximum of $3.4 million per quarter, unless any current charters pertaining to the vessels securing the facility are re-negotiated or fall into default, in which case consent would be required to make any dividend payment or commence a buy back of any of its shares. The margin has been amended to 1.6% until the quarter ending September 30, 2009. As of December 31, 2008 we had $80.0 million outstanding under this facility.

First Business Bank S.A. Secured Revolving Credit Facility:  On April 16, 2008 we entered into a secured revolving credit facility with First Business Bank S.A. for up to $30.0 million to provide us with working capital. The full amount of $30.0 million was drawn down under this facility. Under the terms of the loan agreement we are required to make periodic interest and capital payments to reduce the initial facility limit commencing from the drawdown date of the loan as follows: twelve payments of $0.85 million each and twenty payments of $0.69 million each, plus a final repayment of up to $6.0 million on the final maturity date, which will be in eight years from the drawdown date of the loan. Drawn amounts under the secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.20%.

The facility is secured by a first priority mortgage on one vessel, the Blue Seas, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The ship-owning company of the mortgaged vessel is a party to this facility as corporate guarantor. The facility contains financial and other covenants and includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. We were also required to comply with a security coverage clause requiring the aggregate average fair market value of the vessel that secures the credit facility to be no less than 140% of the outstanding amount under the loan.

As a result of the decline in the value of the vessels securing this facility, as of December 31, 2008, we were in breach of the security coverage clause and the market adjusted net worth and the ratio of indebtedness financial covenants to total capitalization for which waivers or amendments were subsequently agreed with the lender. On March 9, 2009, we entered into a Supplemental Agreement with the First Business Bank S.A, pursuant to which the lender waived the following covenants for the period starting on January 1, 2009 and terminating on January 1, 2010: security coverage clause, the total debt of the mortgaged vessels owned by us to EBITDA, the market adjusted net worth, and the ratio of indebtedness to total capitalization. In addition, maintenance of a $3.4 million pledged deposit is required and will be applied by the lender towards payment of the 2010 quarterly loan repayment instalments as they fall due. Furthermore, the margin is amended to 2% if the market value of the vessel securing this facility is below 140% of the outstanding indebtedness. As of December 31, 2008 we had $28.3 million outstanding under this facility.

Bank of Ireland Revolving Credit Facility:  On June 6, 2008, we entered into a secured revolving credit facility with Bank of Ireland for up to $30.0 million to provide us an amount up to 50% of the lower of the fair market value and the purchase price of one vessel. The full amount of $30.0 million was drawn down under this facility. Under the terms of the loan agreement, we are required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than three years from the drawdown date of the loan. Drawn amounts under the secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.20%.

The facility is secured by a first priority mortgage on one vessel, the Kind Seas, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The ship-owning company of the mortgaged vessel is a party to this facility as corporate guarantor. The facility contains financial and other covenants and includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. We were also required to comply with a security coverage clause which required the aggregate average fair market value of the vessel that secures the credit facility shall be no less than 167% of the outstanding amount under the loan.

As a result of the decline in the value of our vessel securing this facility, as of December 31, 2008 we were in breach of the security coverage clause and the market adjusted net worth and the ratio of indebtedness to market value adjusted total assets financial covenants. On March 30, 2009, we entered into a secured revolving credit facility with Bank of Ireland to refinance the current secured revolving credit facility.  Under the terms of the new loan agreement, we are required to make periodic interest payments and repay the principal amount in three consecutive quarterly installments of $1.5 million followed by 25 consecutive quarterly installments of $1.0 million and one final installment of $0.5 million. The facility bears interest at an annual interest rate of three or six months LIBOR plus a margin of 2.0%. The facility contains financial covenants requiring us, among other things, to ensure that the ratio of the aggregate financial indebtedness to EBITDA shall be not greater than 5.00 to 1.00 and to maintain cash equivalent per vessel of not less than $750,000. The market adjusted net worth (not to be less than $50 million), the ratio of indebtedness to market value adjusted total assets (not to be greater than 0.70 to 1.00) and the security cover (100% of the outstanding amount under the loan and swap exposure in 2010 and 110% thereafter) will come into effect on January 1, 2010. Dividend payments or share buy backs are restricted to a maximum of $0.125 per quarter ($0.50 per annum) or an aggregate of $13,500,000, subject to the requirement that an amount of cash equal to six months debt service (approximately $35.0 million) remains on deposit with us following the payment of any dividend or share buy-back.  As of December 31, 2008 we had $30.0 million outstanding under this facility.

HSH Nordbank Credit Facility:  On July 31, 2008, we entered into a credit facility with HSH Nordbank for the lower of (a) $51.5 million and up to (b) 65% of the market value of the Friendly Seas. The full amount of $51.5 million was drawn down under this facility. Under the terms of the loan agreement, we are required to make periodic interest and capital payments as follows: four payments of $2.63 million each, twenty payments of $0.88 million each and sixteen payments of $0.38 million each, plus a final repayment of up to $17.5 million on the final maturity date which will be in ten years from the drawdown date of the loan but no later than September 30, 2018. Drawn amounts under the credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.25 to 1.30% for the first three years and to be re-negotiated thereafter.

The facility is secured by a first priority mortgage on one vessel, the Friendly Seas, a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The ship-owning company of the mortgaged vessel is a party to this facility as corporate guarantor. The facility contains financial and other covenants and includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant. We were also required to comply with a security coverage clause which required the aggregate average fair market value of the vessel that secures the credit facility be no less than 133% of the outstanding amount under the loan.

As a result of the decline in the value of our vessel securing this facility, as of December 31, 2008, we were in breach of the security coverage clause and the market adjusted net worth and the ratio of indebtedness to market value of all the fleet vessels financial covenants, for which waivers or amendments were subsequently agreed with the lender. On April 3, 2009, we entered into a Supplemental Agreement with HSH Nordbank pursuant to which the lender waived the security coverage clause and the market adjusted net worth and the indebtedness to market value of all the fleet vessels covenants for a period ending January 4, 2010. In addition, the margin has been amended to 2.0% commencing January 1, 2009 until August, 2011 and thereafter at a level to be agreed to by the lender. Dividend payments and/or share repurchases are restricted until January 4, 2010 to a maximum of $0.50 per share per annum or a maximum of $0.125 per quarter. An amount equal to or greater than the aggregate of $750,000 and a deposit of six months debt service (scheduled repayments and interest) is placed in a pledged deposit account with the lender.  As of December 31, 2008 we had $48.9 million outstanding under this facility.

If we violate covenants in our loan agreements such as the ones identified above, including due to a further decline in the market value of our vessels, we may be at risk of default under our one or more of our credit facilities.  If we default, our lenders would have the option of accelerating our loans, meaning that we could be required to immediately repay the full amount outstanding under one or more of our credit facilities, including accrued interest.  If we were unable to pay the accelerated indebtedness due, or to refinance such amounts, our lenders may foreclose on their liens, in which case we would lose one or more of the vessels in our fleet.  In addition, certain of our credit facilities require our vessels to earn minimum charter hire rates.

We may need to seek permission from our lenders in order to engage in some corporate actions that would otherwise put us at risk of default. The current declines in the market value of our vessels and in the drybulk charter market may increase our risk of default under the covenants described above.  Our lenders' interests may be different from ours and we may not be able to obtain our lenders' permission or waivers when needed. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities. Our loan agreements include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents. One of our loan agreements prohibit us from paying dividends without the prior written consent of the lender, while our other facilities impose certain restrictions on the amount of dividends we may pay. In addition, each of our loan agreements prohibit us from paying dividends if we are in default on the facility and if, after giving effect to the payment of the dividend, we are in breach of a covenant.

INTEREST RATE SWAPS

Effective December 21, 2006, the Company entered into an interest rate swap with HSH Nordbank on a notional amount of $55.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Following the repayment of the HSH Nordbank loan facility on July 25, 2007 the swap has not been altered or terminated, however, a $3.0 million restricted cash deposit was requested by the bank to be placed as security deposit for the contractual obligation under the interest rate swap agreement. On January 15, 2008 the HSH Nordbank interest rate swap has been novated to Commerzbank AG and the $3.0 million restricted cash that was placed as security deposit for the contractual obligation under the interest rate swap agreement with HSH Nordbank, has been released. All other terms of the interest rate swap agreement remained unchanged. Under the terms of the swap, the Company makes quarterly payments to Commerzbank AG on the notional amount at a fixed rate of 6% if 3 month LIBOR is greater than 6%, at three months LIBOR if 3 month LIBOR is between 4.11% and 6%, and at 4.11% if 3 month LIBOR is equal to or less than 4.11%. Commerzbank AG makes quarterly floating-rate payments to the Company for the notional amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its new credit facility to a range of 4.11% and 6%, exclusive of margin due to its lenders. The swap is effective until June 21, 2010. The term of the derivative is 3.5 years.

Effective December 20, 2007, the Company entered into an interest rate swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to Bayerische Hypo-und Vereinsbank AG on the notional amount at a fixed rate of 5% if 3 month LIBOR is greater than 5%, at three months LIBOR if 3 month LIBOR is between 3.15% and 5%, and at 3.15% if 3 month LIBOR is equal to or less than 3.15%. Bayerische Hypo-und Vereinsbank AG makes quarterly floating-rate payments to the Company for the notional amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its new credit facility to a range of 3.15% and 5%, exclusive of margin due to its lenders. The swap is effective from December 20, 2007 to December 20, 2010. The term of the derivative is 3 years.

Effective December 20, 2007, the Company entered into an interest rate multi callable swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, Bayerische Hypo-und Vereinsbank AG makes a quarterly payment to the Company based on 3 month LIBOR less 3.5% on the notional amount if 3 month LIBOR is greater than 3.5%. If 3 month LIBOR is less than 3.5% Bayerische Hypo-und Vereinsbank AG receives an amount from the Company based on 3.5% less 3 month LIBOR for the notional amount.  If LIBOR is equal to 3.5% no amount is due or payable to the Company. The swap is effective from December 20, 2007 to December 20, 2010. Bayerische Hypo-und Vereinsbank AG may at its sole discretion cancel permanently this swap agreement commencing on March 20, 2008 up to and including September 20, 2010 with a five business days notice. The term of the derivative is 3 years.

Effective December 21, 2007, the Company entered into an interest rate swap with Bank of Scotland plc on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to Bank of Scotland plc on the notional amount at a fixed rate of 5% if 3 month LIBOR is greater than 5%, at three months LIBOR if 3 month LIBOR is between 3.77% and 5%, and at 3.77% if 3 month LIBOR is equal to or less than 3.77%.  Bank of Scotland plc makes quarterly floating-rate payments to the Company for the notional amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its secured revolving credit facility with Bank of Scotland plc to a range of 3.77% and 5%, exclusive of margin due to its lenders. The swap is effective from December 21, 2007 to December 21, 2012. The term of the derivative is 5 years.

Effective on July 21, 2008, the Company entered into an interest rate swap with Bank of Ireland on a notional amount of $30.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to Bank of Ireland on the notional amount at a fixed rate of 5.42% if 3 month LIBOR is greater than 5.42%, at three months LIBOR if 3 month LIBOR is between 2.75% and 5.42% and at 2.75% if 3 month LIBOR is equal to or less than 2.75%.  Bank of Ireland makes quarterly floating-rate payments to the Company for the notional amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its secured revolving credit facility with Bank of Ireland to a range of 2.75% and 5.42%, exclusive of margin due to its lenders. The swap is effective from July 21, 2008 to June 6, 2011. The term of the derivative is 3 years.

Effective on August 13, 2008, the Company entered into an interest rate swap with HSH Nordbank on a notional amount of $30.0 million, that will be reducing by approximately $1.5 million for the next four quarters and by approximately $0.5 million for the remaining seven quarters, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to HSH Nordbank on the notional amount at a fixed rate of 5.91% if 3 month LIBOR is greater than 5.91%, at three months LIBOR if 3 month LIBOR is between 2.75% and 5.91% and at 2.75% if 3 month LIBOR is equal to or less than 2.75%.  HSH Nordbank makes quarterly floating-rate payments to the Company for the notional amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its secured revolving credit facility with Bank of Ireland to a range of 2.75% and 5.91%, exclusive of margin due to its lenders. The swap is effective from August 13, 2008 to August 13, 2011. The term of the derivative is 3 years.

All the above interest rate swaps did not qualify for hedge accounting as of December 31, 2008 and December 31, 2007.

Under SFAS 133, the Company marks to market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized profit or loss during the period in "Loss on interest rate swap" on its consolidated statement of income as well as presenting the fair value at the end of each period in the balance sheet. The fair value of the interest rate swaps as of  December 31, 2007 was a long-term liability of $1.4 million and at December 31, 2008 was a liability of $11.7 million of which $6.4 million is presented under current liabilities and $5.2 million is presented under long-term liabilities. For the year ended December 31 2007 and 2008 the unrealized loss to record the interest rate swaps at fair value was $1.3 million and $10.3 million respectively, which resulted from the comparatively higher and lower LIBOR to which the variable rate portion of the swaps are tied. In addition, the Company incurred $1.1 million realized expenses for the year ended December 31, 2008 that were also recorded in Loss on interest rate swap in the consolidated statement of income whereas, no such realized income or expenses were incurred during the period from inception (April 26, 2006) to December 31, 2006 or year ended December 31, 2007.

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

Since mid-August 2008, the charter rates in the drybulk charter market have declined significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Although, market conditions have not materially affected our earnings for 2008, we expect our earnings in 2009 to decrease. Five of our vessels that were redelivered during 2008 and 2009 were fixed in time charter agreements at rates considerably lower than those achieved in 2008. We expect more vessels to be redelivered from their current charters in 2009. Although, charter rates have increased from their low levels experienced at the end of 2008 and beginning of 2009, they are well below the average daily charter rates we achieved in 2008 for those vessels and we cannot assure investors that we will be able to fix our vessels at rates similar to their current employments.

E.         Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.         Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2008 and reflect the amendments to the terms of our credit facilities that we have entered into or have agreed to enter into during the first quarter of 2009:

	Payments due by period
Contractual Obligations	Total	Less than 1 year (2009)	1-3 years (2010- 2011)	3-5 years (2012- 2013)	More than 5 years (After January 1, 2014)

	(in thousands of U.S. dollars)
Senior Secured Credit Facilities (1)	387,485	53,150	76,380	173,730	84,225
Interest Payments (1)	63,685	16,703	26,556	12,918	7,508
Management Agreements (2)	11,572	3,430	6,686	1,456	0
Rental Agreements (3)	130	35	70	25	0
Total	462,872	73,318	109,692	188,129	91,733

____________________
(1)	Interest Payments refer to our expected interest payments of our credit facilities by taking into account our interest rate swaps currently in effect.
(2)
The vessels in our initial fleet entered into management agreements with Allseas upon their delivery to us. Each of the management agreements has a five-year renewable term. The agreements will be terminable upon the occurrence of certain events as specified in the agreements and will not be subject to any severance payable by us upon termination. The amounts indicated in the above table are the minimum contractual obligations based on a management fee of $783 per day, per vessel, exclusive of an additional fee of 1.25% of gross revenues, which will be paid to Allseas. The management agreements provide for a fixed management fee of $650 per day per vessel is based on a Euro/U.S. dollar exchange rate of €1.268:$1.00. The management fee is adjusted quarterly based on the Euro/U.S. dollar exchange rate (as published by EFG Eurobank Ergasias S.A.) two days prior to the end on the previous calendar quarter. The management agreements also provide for an annual inflationary increase based on the official Greek inflation rate (as published by the Greek National Statistical Office) for the previous year. The management fee of $783 per day derives by adjusting the fixed management fee of $650 per day by a Euro/U.S. dollar exchange rate of €1.4240:$1.00 (as published by EFG Eurobank Ergasias S.A.) on December 29, 2008 and by an annual inflationary increase based on the official Greek inflation rate for 2008 of 4.2%. Management does not believe that these amendments will impact our future results of operations in any material respect. We will also pay Allseas a fee equal to 1.0% of the purchase price of any vessel bought or sold on our behalf, calculated in accordance with the relevant memorandum of agreement.

(3)
We lease office space in Athens, Greece. The term of the lease will expire on September 30, 2012 and the monthly rental for the first year is 2,000 Euros, which will be adjusted thereafter annually for inflation increases.  For the future minimum rent commitments, we assumed a Euro/U.S. dollar exchange rate of €1.00:$1.39 and we excluded inflation increases as the impact on future results of operations will not be material. For the year ended December 31, 2008, the rental expense amounted to $37,380.

G.        Safe Harbor

See section "forward looking statements" at the beginning of this annual report.

Shareholders Rights Plan

We adopted a shareholders rights plan on January 4, 2008 and declared a dividend distribution of one preferred share purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.001 per share to shareholders of record at the close of business on February 1, 2008. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $75, subject to adjustment. The rights will expire on the earliest of (i) February 1, 2018 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of us. We believe that the shareholder rights plan should enhance the Board's negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and adopted the plan as a matter of prudent corporate governance.

Share Buy-Back Program

On September 25, 2008, our board of directors approved a buy-back program expiring on December 31, 2008, wherein $20.0 million of cash on hand could be used to buy back our common shares. On November 25, 2008 the our board of directors extended buy-back program until December 31, 2009. No shares have been purchased as of December 31, 2008 nor subsequent to that date through the date of this annual report.

Dividend Declaration Subsequent to Year-End

On March 17, 2009, our board of directors declared a dividend of $0.05 per common share with respect to the fourth quarter of 2008 to shareholders of record on March 30, 2009, payable on April 9, 2009, which represents a total dividend payment of $1.36 million.

Our board of directors declared a quarterly dividend of $0.05 per common share with respect to the first quarter of 2009 to shareholders of record as of May 29, 2009, payable on June 9, 2009.

Controlled Equity Offering

On April 15, 2009 we entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of up to 10,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. As of May 19, 2009, 6,243,500 common shares had been sold under the Controlled Equity Offering with aggregate net proceeds to us amounting to $22,784,278.

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We had no changes to our critical accounting policies during the year ended December 31, 2008. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere herein.

Revenue and Expenses: Revenues are generated from voyage and time charter agreements.

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

Time Charter Revenues: Time charter revenues are recorded over the term of the charter as service is provided. When two or more time charter rates are involved during the life term of a charter agreement, we recognize revenue on a straight line basis, income accrued or deferred as a result are included in Other Receivables/Other Long-Term Receivables or Deferred Income, respectively. Time charter revenues received in advance of the provision of charter service are recorded as deferred income, until charter service is rendered.

Vessel Operating Expenses: Vessel operating expenses are accounted for as incurred on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses.

Below/Above Market Acquired Time Charters:  When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, the Company allocates the fair value of the above or below market charter to the cost of the vessel on a relative fair value basis and records a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate for equivalent vessel at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the time charter as a reduction or addition to charter hire revenue.

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

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions are considered as potential impairment indicators. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value.

As of December 31, 2008, the Company performed an impairment review of the Company's vessels, due to the global economic downturn and the prevailing conditions in the shipping industry. The Company compared undiscounted cash flows for each vessel and compared it to the vessel's carrying value to determine if the vessel was impaired. The undiscounted cashflows incorporate various factors such as estimated future charter rates, estimated scrap values, future drydocking costs, estimated vessel operating costs and estimated vessel utilization rates.  These assumptions are based on historical trends as well as future expectations.  These estimates are consistent with the plans and forecasts used by management to conduct its business and although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.  No impairment loss was recorded for any of the periods presented.

Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

We estimate the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard (secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life). An increase in the useful life of a drybulk vessel or in its residual value would have the effect of decreasing the annual depreciation and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation and extending it into later periods.

Recent Accounting Pronouncements:  In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157").  SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The new standard provides a single definition of fair value, together with a framework for measuring it and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not require any new fair value measurements, it does change certain current practices. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The effective date of SFAS 157 has been delayed for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least annual basis, until January 1, 2009 for calendar year end entities. The Company has adopted SFAS 157 for financial assets and liabilities for the fiscal year starting January 1, 2008 and its adoption did not have a material impact on its consolidated financial position results of operations or cash flows.

The Company is currently evaluating the effect that the adoption of SFAS 157, as it relates to nonfinancial assets and liabilities, will have on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company has adopted SFAS 159 for the fiscal year starting January 1, 2008 and its adoption did not have a material impact on its consolidated financial position results of operations or cash flows

In December 2007, the FASB issued SFAS No. 141 (revised), "Business Combinations" ("SFAS 141 (revised)"). SFAS No. 141 (revised) relates to the business combinations and requires the acquirer to recognize the assets acquired, the liabilities assumed, and any non controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement applies prospectively to business combinations for which the acquisitions date is on or after the beginning of the first reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. As the provisions of SFAS 141 (revised) are applied prospectively the impact to the Company cannot be determined until any such transaction occurs.

In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FASB No. 161").  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The adoption of SFAS No. 161 will not impact the Company's financial position, results or cash flows.

In May 2008 the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FASB No. 162").  The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.   The Company adoption of SFAS No. 162 did not have a material impact on the Company's consolidated results of operations, cash flows and financial condition.

On June 16, 2008, the FASB issued FSP EITF 03-6-1 "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities". The FASB concluded that all unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating the effect, if any, that the adoption of FSP EITF 03-6-1 will have on the computation of its earnings per share.

The FASB issued EITF 07-05, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock," addresses the first part of paragraph 11A of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities,"  as to whether or not a derivative is indexed to an entity's own stock. EITF 07-05 becomes effective for fiscal years, including those interim periods, beginning after December 15, 2008. The EITF is thus applicable starting January 1, 2009, for the Company. The EITF is applicable to all instruments outstanding at the beginning of the period of adoption.  The Company is currently evaluating the applicability of the guidance in EITF 07-05 and analyzing the impact on its financial statements.

Item 6. Directors, Senior Management and Employees

A.         Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our board of directors is elected annually, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.  Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected. The business address for each director and executive officer is c/o Paragon Shipping Inc., 15 Karamanli Ave, GR 166 73, Voula, Greece.

Name	Age	Position
Michael Bodouroglou	55	Chairman and Chief Executive Officer
George Skrimizeas	44	Chief Operating Officer
Christopher J. Thomas	49	Chief Financial Officer
Nigel D. Cleave	51	Director
Dimitrios Sigalas	66	Director
Bruce Ogilvy	67	Director
George Xiradakis	45	Director

Our board of directors is elected annually, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou has been our chairman and chief executive officer since June 2006. Mr. Bodouroglou has co-founded and co-managed an independent shipping group since 1993 and has served as co-managing director of Eurocarriers and Allseas, which he co-founded, since 1994 and 2000, respectively. Mr. Bodouroglou disposed of his interest in Eurocarriers in September 2006. Prior to founding Eurocarriers, Mr. Bodouroglou served from 1984 to 1992 as technical superintendent for Thenamaris (Ships Management) Inc., where he was responsible for all technical matters of a product tanker fleet. Mr. Bodouroglou served as technical superintendent for Manta Line, a dry cargo shipping company, in 1983 and as technical superintendent for Styga Compania Naviera, a tanker company, from 1981 to 1983. Mr. Bodouroglou graduated from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering, with honors, in 1977, and received a Masters of Science in Naval Architecture in 1978. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council and is also a member of the Board of Academic Entrepreneurship of the Free University of Varna, Bulgaria. In 2007, Mr. Bodouroglou was appointed as a member of the Hellas Committee of Classification society Germanischer Lloyd, which focuses on continuously improving safety at sea.

George Skrimizeas has been our chief operating officer since June 2006. Prior to July 2008, Mr. Skrimzeas also served as an executive director since July 2006. Mr. Skrimizeas has been general manager of Allseas since May 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as account manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Masters of Science in Finance from the University of Leicester, in the United Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics and the Association of Chief Executive Officers.

Christopher J. Thomas has been our chief financial officer since October 2006. Prior to joining us, Mr. Thomas served as director, vice president, treasurer and chief financial officer of DryShips Inc., a Nasdaq-listed drybulk company. From November 2001 to June 2004, Mr. Thomas was an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas is also on the board of directors of TOP Ships Inc., which is a publicly listed company with securities registered under the Exchange Act. From 1999 to 2004, Mr. Thomas was the chief financial officer and a director of Excel Maritime Carriers Ltd. which is also a publicly traded company currently listed on the New York Stock Exchange. Prior to joining Excel, he was Financial Manager of Cardiff Marine Inc. and Alpha Shipping plc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

Nigel D. Cleave is a non-executive director. In January 2009, Mr Cleave was appointed to his current position of chief executive officer of Elias Marine Consultants Limited, which provides a broad range of professional services in over 100 countries to ship owners

& managers, H&M and P&I Underwriters, foreign lawyers, banks, charterers and traders, including legal, company formation & corporate structures, ship management consultancy, technical consultancy, maritime fraud investigations, debt recovery, asset search and investigation, casualty & claims management, charter party disputes, marine insurance claims, dispute management, loss prevention consultancy, ship sale & purchase, ship registration, ship finance, ship arrest and handling of cargo claims. In 2006, Mr. Cleave was appointed chief executive officer of PB Maritime Services Limited, a ship management and marine services company, engaged in the provision of a complete range of ship management services on behalf of an international clientele base. Prior to this, Mr Cleave served as group managing director of Dobson Fleet Management Limited from 1993 to 2006, a ship management company based in Cyprus and, prior to his position at Dobson, Mr. Cleave was the deputy general manager of Hanseatic Shipping Company Limited from 1991 to 1993. From 1988 to 1991, Mr. Cleave held fleet operation roles with PPI Lines, including that of fleet operations manager. From 1975 to 1986, Mr. Cleave held various positions at The Cunard Steamship Company plc, including navigating cadet officer, third officer, second officer, financial and planning assistant, assistant to the group company secretary and assistant operations manager. Mr. Cleave graduated from the Riversdale College of Technology in the United Kingdom with an O.N.C. in Nautical Science in 1979. Mr. Cleave is the Chairman of the Cayman Islands Shipowners' Advisory Council, a Fellow of the Chartered Institute of Shipbrokers, acts as a Member of the Cyprus Committee of Germanischer Lloyd and the Cyprus Technical Committee of DnV (both being advisory committees covering technical related issues with the Classification Society). Mr. Cleave also serves as the Chairman of the Mission to Seafarers Cyprus Branch.

Bruce Ogilvy is a non-executive director. From 2003 to 2005 Mr. Ogilvy served as a consultant to Stelmar Tankers (Management) Ltd. and from 1992 to 2002, he was managing director of Stelmar Tankers (U.K.) Ltd., a subsidiary of Stelmar Tankers (Management) Ltd., through which the group's commercial business, including chartering and sale and purchase activities, were carried out. In 1992, Mr. Ogilvy joined Stelios Haj-Ioannou to form Stelmar Tankers (Management) Ltd., and served on its board of directors from its inception to 2002. During his ten years with Stelmar Tankers (Management) Ltd., Stelmar Shipping Ltd. completed an initial public offering on the New York Stock Exchange in 2001 and a secondary listing in 2002. Prior to his association with Stelmar Tankers (Management) Ltd., Mr. Ogilvy served in various capacities, including chartering and sale and purchase activities with Shell International. Mr. Ogilvy graduated from Liverpool University, in the United Kingdom, in 1963 with a degree as Ship Master. Mr. Ogilvy served on the Council of Intertanko, an industry body that represents the interests of independent tanker owners, since 1994 and on its Executive Board from 2003 until 2005. Mr. Ogilvy has been an active member of the Chartered Institute of Shipbrokers for nearly 30 years. He served as Chairman of the London Branch from 1999 to 2001 and currently serves as Ambassador to the Institute.

Dimitrios Sigalas has been a non-executive director since March 2008.  Mr. Sigalas was appointed to his current position as shipping journalist to the Greek daily newspaper "Kathimerini" in 1988. Prior to this he served within the chartering department of Glafki (Hellas) Maritime Corporation an Athens based shipowning company which he joined in 1972. In 1980 Mr. Sigalas was appointed to Head of the Dry and Tanker Chartering Department within Glafki (Hellas) Maritime Corporation.  Mr. Sigalas graduated from Cardiff University, Wales, with a diploma in Shipping.

George Xiradakis has been a non-executive director since July 2008. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry. Mr. Xiradakis also provides financial advice to various shipping companies, as well as international and state organizations. Since March 2007, he has served as the President of the National Centre of Port Development in Greece. He also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Guildhall University, formerly known as City of London Polytechnic, and a Master of Science in Maritime Studies from the University of Wales. Mr. Xiradakis is also a member of the Board of Directors of DryShips Inc. and Aries Maritime Transport Limited.

B.       Compensation

The aggregate compensation that we paid members of our senior management in 2008 was approximately $2.0 million. This amount does not reflect an additional amount of $2.4 million bonus awards in the aggregate, that was paid to certain of our senior executive officers for 2007 performance. The aggregate compensation that we paid members of our senior management in 2007 was approximately $1.63 million. This amount does not reflect an additional amount of $3.87 million bonus awards in the aggregate, that was paid to certain of our senior executive officers for 2007 performance. We paid aggregate compensation of $165,520 to members of our senior management in 2006. Each of our non-employee directors received annual compensation in the aggregate amount of €30,000 per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under "Equity Incentive Plan". During 2006, we granted options to our chief executive officer and other directors and officers and restricted common shares to our directors and officers, other than our chief executive officer, as described below under "Equity Incentive Plan". We do not have a retirement plan for our officers or directors. We also recognized non-cash compensation expenses of $18.25 million in connection with the conversion of our Class B common shares and vesting of certain equity awards upon consummation of our initial public offering in the third quarter of 2007.

C.       Board Practices

Our board of directors has determined that each of Messrs. Cleave, Sigalas, Ogilvy and Xiradakis, constituting a majority of our board of directors, is independent under the Nasdaq Global Market listing requirements and the rules and regulations promulgated by the SEC. We have established an audit committee comprised of three members, all of whom are independent, which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The members of the audit committee are Nigel Cleave, Bruce Ogilvy and George Xiradakis. Mr. Cleave serves as the chairman of our audit committee.

The audit committee is responsible for assisting our board of directors with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions. We have not determined that any member of our Audit Committee constitutes a financial expert as such term is defined in Item 407 of SEC Regulation S-X. Our board of directors has determined that each member of the audit committee does have the financial experience required by NASDAQ Marketplace Rule 5605(c)(2) and other relevant experience necessary to carry out the duties and responsibilities of the company's audit committee.

We have established a compensation committee responsible for recommending to the board of directors our senior executive officers' compensation and benefits. The members of the compensation committee are Messrs. Cleave, Ogilvy and Sigalas. We have also established a nominating and corporate governance committee which is responsible for recommending to the board of directors nominees for directors for appointment to board committees and advising the board with regard to corporate governance practices. The members of the nominating and corporate governance committee are Messrs. Cleave, Sigalas and Xiradakis.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D.        Crewing and Shore Employees

We currently have four shoreside personnel, our chief executive officer, Michael Bodouroglou, our chief operating officer, George Skrimizeas, our chief financial officer, Christopher Thomas and our internal legal counsel and corporate secretary, Maria Stefanou. In addition, we employee through our wholly-owned vessel owning subsidiaries approximately 300 seafarers that crew the vessels in our fleet. Allseas is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements helps to ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

The following table presents the average number of shoreside personnel and the number of seafaring personnel employed by our vessel owning subsidiaries during the periods indicated.

	2008	2007	2006
Shoreside	4	4	4
Seafaring	300	500	100

Total	304	504	104

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Stockholders and Related Party Transactions".

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

Options

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

During the year ended December 31, 2008, 37,500 options were exercised of which 7,500 options were exercised at an exercise price of $12.00 per share and the remaining 30,000 options were exchanged cashless for 12,507 common shares.  The Company received in total $90,000 in net proceeds and 20,007 common shares were issued from the exercise of those options. Five hundred options were cancelled and the number of options outstanding at December 31, 2008 was 32,000 in total. As of December 31, 2008, all options have vested and are outstanding and exercisable.

Restricted Common Shares

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

We granted 6,000 restricted common shares on February 5, 2008, which vest ratably over 4 years from December 31, 2007 and are conditioned upon the option holder's continued service as an employee of Allseas through the applicable vesting date. On May 13, 2008, we granted 4,000 restricted common shares to a non-executive director conditioned upon the option holder's continued service as a non-executive director through the applicable vesting date. The 4,000 restricted common shares vest ratably over 3 years trough June 30, 2011. On December 19, 2008 we granted 32,000 restricted common shares to our directors and employees, of which 20,000 vest ratably over two years through December 31, 2010 and 12,000 vest ratably over 3 years through December 31, 2011, and authorized 6,000 restricted Class A Common Shares to employees of Allseas, subsequently granted in January 2009, and which vest ratably over four years through December 31, 2012.

On December 28, 2007, the vesting dates of other existing restricted common shares were re-arranged and December 31 of the relevant year was agreed to as the date for the shares that vest in the second half of the year and June 30 of the relevant year was agreed to as the date for the shares that vest in the first half of the year. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that we retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted common shares. During the year ended December 31, 2008, 6,000 restricted common shares in aggregate were cancelled as the option holders terminated their service to us as non-executive director and as employees of Allseas.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding (i) the owners of more than five percent of outstanding common shares that we are aware of and (ii) the total number of common shares owned by all of our officers and directors, individually and as a group, in each case as of May 19, 2009. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Shares, par value $0.001	Michael Bodouroglou (1)	5,203,288	15.6%

	All officers and directors, other than Michael Bodouroglou, as a group (2)	167,100	*

* Less than one percent.

(1)
As of May 19, 2009, Innovation Holdings, a company beneficially owned by our chairman and chief executive officer and members of his family, is the record holder of 5,203,288 of our common shares representing, in the aggregate, 15.6% of our currently issued and outstanding common shares.  Innovation Holdings is controlled by our chairman and chief executive officer.

(2)	All of our officers and directors, other than our chairman and chief executive officer, Mr. Michael Bodouroglou, collectively own less than 1% of our outstanding common shares.

B.        Related Party Transactions

Commercial and Technical Management Agreements

We outsource the technical and commercial management of our vessels to Allseas pursuant to management agreements with an initial term of five years. Our chairman and chief executive officer, Mr. Bodouroglou, is the sole shareholder and managing director of Allseas. These agreements automatically extend to successive five year terms, unless, in each case, at least one year's advance notice of termination is given by either party. We are obligated to pay Allseas a technical management fee of $650 (based on a Euro/U.S. dollar exchange rate of 1.00:1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by us. The management fee is adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. For the first quarter in 2008 the management fee was $764 per day, for the second quarter in 2008 was $831 per day, for the third quarter in 2008 was $828 per day and for the fourth quarter in 2008 was $755 per day. The management fee increased as of January 1, 2009 to $783 per day by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. During 2008 an amount of $200,000 was paid to Allseas for legal, accounting and finance services that were provided throughout the year and were not covered under the management agreements described above. We also pay Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Allseas will also earn a fee equal to 1.0% of the purchase price of any vessel bought or sold on our behalf, calculated in accordance with the relevant memorandum of agreement. For the first quarter in 2007 the management fee was $675 per day, for the second quarter in 2007 was $683 per day, for the third quarter in 2007 was $687 per day and for the fourth quarter in 2007 was $725 per day. During 2007 an amount of $250,000 was paid to Allseas for legal, accounting and finance services that were provided throughout the year and were not covered under the management agreements described above. During 2008, we incurred $3.5 million in management fees and $1.8 million and $792,500 in chartering and vessel commissions, respectively. Management fees were $170,750 and $2.1 million for the period from inception (April 26, 2006) through December 31, 2006 and for the year ended December 31, 2007, respectively. As at December 31, 2006, the chartering and vessel commissions incurred and due to Allseas amounted to $6,661 and $825,000, respectively. During 2007, chartering and vessels commissions incurred were $841,442 and $4.2 million, respectively, and $976,923 of such commissions were due to Allseas at December 31, 2007.

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

Lease of Office Space

We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd., a company beneficiary owned by our chief executive officer. The term of the lease is for five years and commenced on October 1, 2007 and expires on September 30, 2012. The monthly lease payment for the first year is Euro 2,000, plus 3.6% tax and thereafter it will be adjusted annually for inflation increases.

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

Currently, one of our amended credit facilities requires that we obtain prior written consent of the lender before paying any dividend, and certain of our other amended credit facilities restrict the amount of dividends we may pay during 2009 to $0.125 per share per quarter ($0.50 per annum) and/or limit the aggregate amount of dividend payments paid with respect to 2009 to $13.5 million. In addition, the terms of our credit facilities contain a number of financial covenants and general covenants that may not permit us to pay dividends in any amount under our credit facilities if we are in default of any of these loan covenants.

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

Since our initial public offering in August 2007, we have declared and paid dividends of $2.3625 per common share, representing our cash available from operations for 2007 and 2008. On November 15, 2007 we declared a dividend of $0.4375 per common share in respect of the period from July 1, 2007 through September 30, 2007 payable to shareholders of record on November 21, 2007. On February 12, 2008 we declared a dividend of $0.4375 per common share in respect of the period from October 1, 2007 through December 31, 2007 payable to shareholders of record on February 19, 2008. On May 13, 2008 we declared a dividend of $0.4375 per common share in respect of the period from January 1, 2008 through March 31, 2008 payable to shareholders of record on May 29, 2008. On August 1, 2008 we declared a dividend of $0.50 per common share in respect of the period from April 1, 2008 through June 30, 2008 payable to shareholders of record on August 28, 2008. On November 12, 2008 we declared a dividend of $0.50 per common share in respect of the period from July 1, 2008 through September 31, 2008 payable to shareholders of record on November 17, 2008. On March 17, 2009 we declared a dividend of $0.05 per common share in respect of the period from October 1, 2008 through December 31, 2008 payable to shareholders of record on March 30, 2009.

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

Item 9. Listing Details

The trading market for shares of our common stock is the Nasdaq Global Market, on which our shares trade under the symbol "PRGN". The following table sets forth the high and low closing prices for shares of our common stock since our initial public offering on August 9, 2007, as reported by the Nasdaq Global Market:

	2009		2008		2007
Period	High	Low	High	Low	High	Low
Annual			$22.61	$2.25	$27.34	$13.75

1st quarter	$6.81	$2.85	$19.34	$12.51
2nd quarter			$22.61	$15.00
3rd quarter			$17.30	$7.61	$17.25	$13.75
4th quarter			$9.96	$2.25	$27.34	$16.87

November			$7.75	$2.25
December			$5.65	$3.50
January	$6.30	$4.85
February	$6.81	$3.12
March	$4.31	$2.85
April	$4.15	$3.00

Item 10.  Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and articles of association

Our amended and restated articles of incorporation has been filed as exhibit 3.1 to our Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 4, 2007 with file number 333-143481. Our amended and restated bylaws has been filed as exhibit 99.1 to our Form 6-K filed with the Securities and Exchange Commission on August 15, 2007. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in section "Description of Capital Stock" in our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on August 13, 2008 with file number 333-152979, provided that since the date of that Registration Statement, our outstanding shares of common stock has increased to 33,422,615 as of May 19, 2009.

C.	Material Contracts

We refer you to Item 7.B for a discussion of our registration rights agreement with our stockholders of record before our initial public offering and agreements with companies controlled by our chairman and chief executive officer, Mr. Michael Bodouroglou. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any affiliate of the Company is a party.

D.	Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.	Taxation

MATERIAL U.S., MARSHALL ISLANDS AND LIBERIAN INCOME TAX CONSIDERATIONS

The following is a discussion of the material United States, Marshall Islands and Liberian income tax considerations applicable to the Company and to a U.S. Holder and a Non-U.S. Holder, each as defined below, of the Company's Class A Common Shares. This discussion does not purport to deal with the tax consequences of owning Class A Common Shares to all categories of shareholders, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our Class A Common Shares, may be subject to special rules. This discussion deals only with holders who hold Class A Common Shares as capital assets.  Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their particular situation under United States federal, state or local or foreign law of the ownership of Class A Common Shares.

Marshall Islands Tax Considerations

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Liberian Tax Considerations

Certain of the Company's subsidiaries are incorporated in the Republic of Liberia.  The Republic of Liberia enacted a new income tax act generally effective as of January 1, 2001 ("New Act").  In contrast to the income tax law previously in effect since 1977 ("Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of non-resident Liberian corporations, such as our Liberian subsidiaries, who conduct no business in Liberia and were wholly exempted from tax under Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping such as ourselves will not be subject to tax under the new act retroactive to January 1, 2001 (the "New Regulations").  In addition, the Liberian Ministry of Justice issued an opinion that the new regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under Prior Law.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, our Liberian subsidiaries would be subject to tax at a rate of 35% on their worldwide income.  As a result, our net income and cash flow would be materially reduced by the amount of the applicable tax.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, then dividends paid by them would be subject to Liberian withholding tax at rates ranging from 15% to 20%.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our Class A Common Shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under Section 883 of the Code, or Section 883. The discussion below is based, in part, on the description of our business as above and assumes that we conduct our business as described therein. References in the following discussion to "we" and "us" are to Paragon Shipping Inc. and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we and our ship-owning subsidiaries are organized in foreign countries ("countries of organization") that grant an "equivalent exemption" to corporations organized in the United States; and

either:

•
more than 50% of the value of our stock is owned, directly or indirectly, by "qualified stockholders," individuals who are (i) "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States and (ii) satisfy certain documentation requirements, which we refer to as the "50% Ownership Test," or

•
our Class A Common Shares are "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The Internal Revenue Service has recognized the Republic of the Marshall Islands and Liberia, the jurisdictions where we and our ship-owning subsidiaries are incorporated, as granting an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

Due to the widely-held nature of our stock, we will have difficulty satisfying the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our Class A Common Shares, which are our sole class of our issued and outstanding shares, are "primarily traded" on the Nasdaq Global Market.

Under the regulations, our stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our Class A Common Shares, which are our sole class of issued and outstanding shares, are listed on the Nasdaq Global Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our Class A Common Shares will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our Class A Common Shares, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, our Class A Common Shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the outstanding shares of our Class A Common Shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our Class A Common Shares, which we refer to as the "5 Percent Override Rule."

For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Stockholders," the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," to identify persons who have a 5% or more beneficial interest in our Class A Common Shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish, in accordance with specified ownership certification procedures, that within the group of 5% shareholders there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning actually or constructively 50% or more of the our Class A Common Shares for more than half the number of days during the taxable year.

For the 2008 taxable year, we were not subject to the 5 Percent Override Rule and therefore, we believe that we satisfied the Publicly-Traded Test.  Therefore, we believe that we were exempt from United States federal income tax on our U.S.-source shipping income for the 2008 taxable year.  However, there is no assurance that we will continue to qualify for the benefits of Section 883 for any future year. For example, our shareholders could change in the future, and thus we could become subject to the 5 Percent Override Rule.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. In the year ended December 31, 2008, approximately 11%, of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port and approximately 6% of the Company's shipping income was derived from U.S. sources. In the absence of exemption from tax under Section 883, the Company would have been subject to a 4% tax on its gross U.S. source shipping income equal to approximately $0.38 million for the year ended December 31, 2008.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of Class A Common Shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our Class A Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our Class A Common Shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our Class A Common Shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his Class A Common Shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our Class A shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our Class A common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be) (2) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Market, on which our Class A Common Shares are listed), and (3) the U.S. Individual Holder has owned the Class A Common Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the Class A Common Shares become ex-dividend. There is no assurance that any dividends paid on our Class A Common Shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment.

Special rules may apply to any "extraordinary dividend," generally a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of Class A Common Shares paid by us. If we pay an "extraordinary dividend" on our Class A Common Shares and such dividend is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such Class A Common Shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Class A Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our Class A Common Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our Class A Common Shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income (including cash).

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we have been, are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  In the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future. Under specified constructive ownership rules, if we are treated as a passive foreign investment company, then a U.S. Holder will be treated as owning his proportionate share of the stock of any our subsidiaries that are treated as passive foreign investment companies.  The tax regimes discussed below would also apply to any shares in a subsidiary passive foreign investment company which are constructively owned by a U.S. Holder under these constructive ownership rules.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder may, if our Class A Common Shares come to be traded on an "established securities market", be able to make a "mark-to-market" election with respect to our Class A Common Shares, as discussed below.

If we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would also be subject to special U.S. federal income tax rules in respect of such U.S. Holder's indirect interest in any of our subsidiaries that are also treated as passive foreign investment companies. Such a U.S. Holder would be permitted to make a QEF election in respect of any such subsidiary, so long as we timely provided the information necessary to such election, which we currently intend to do in such circumstances, but such a U.S. Holder would not be permitted to make a mark-to-market election in respect of such U.S. Holder's indirect interest in any such subsidiary. The application of the passive foreign investment company rules is complicated and U.S. Holders are encouraged to consult with their tax advisors regarding the application of such rules in their circumstances.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the Class A Common Shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Class A Common Shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our Class A Common Shares. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing Internal Revenue Service Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder who is treated as constructively owning shares in any of our subsidiaries which are treated as passive foreign investment companies would be required to make a separate QEF election with respect to each such subsidiary.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our Class A Common Shares are treated as "marketable stock," as we believe is the case, a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our Class A Common Shares, provided the U.S. Holder completes and files Internal Revenue Service Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Class A Common Shares at the end of the taxable year over such holder's adjusted tax basis in the Class A Common Shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the Class A Common Shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his Class A Common Shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our Class A Common Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Class A Common Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A mark-to-market election would likely not be available for any of our subsidiaries that are treated as passive foreign investment companies.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our Class A Common Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the Class A Common Shares), and (2) any gain realized on the sale, exchange or other disposition of our Class A Common Shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the Class A Common Shares;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our Class A Common Shares. If a Non-Electing Holder who is an individual dies while owning our Class A Common Shares, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of Class A Common Shares that is not a U.S. Holder (other than a partnership) is referred to herein as a "Non-U.S. Holder."

Dividends on Class A Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our Class A Common Shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Class A Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our Class A Common Shares, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the Class A Common Shares, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your Class A Common Shares to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your Class A Common Shares through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your Class A Common Shares through a non-United States office of a broker that is a United States person or has certain other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

Other Taxes

We encourage each shareholder to consult with his, her or its own tax advisor as to the particular tax consequences to it of holding and disposing of our shares, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law

F.	Dividends and paying agents

Not Applicable.

G.	Statement by experts

Not Applicable.

H.	Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.	Subsidiary information

Not Applicable.

Item 11.          Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with London Inter-Bank Offered Rate ("LIBOR"). Increasing interest rates could adversely impact future earnings.  In order to mitigate this specific market risk we entered into interest rate swap agreements. The purpose of the agreements was to manage interest cost and the risk associated with changing interest rates by limiting our exposure to interest rate fluctuations within the ranges stated below. Interest rate fluctuations at all times during 2006, 2007 and 2008 were within the cap and floor range, thus we paid three month LIBOR. The maximum annualized impact in terms of total debt interest payable owing to a one percent increase in interest rates, would have been approximately $3.8 million and $3.2 million in the years ended December 31, 2008 and 2007, respectively, as an indication of the extent of our sensitivity to interest rates changes, based upon our debt level at December 31, 2008 and December 31, 2007.

Foreign exchange rate fluctuation

We generate all of our revenues in United States dollars and currently incur approximately 30% of our expenses in currencies other than United States dollars (mainly in Euros). For accounting purposes, expenses incurred in currencies other than into United States dollars, are converted into United States dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks and our operating results could be adversely affected as a result. However due to our relatively low percentage exposure to currencies other than our base currency which is the United States dollar we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic. The impact of a 10% increase in exchange rates, on the current level of expenses incurred in currencies other than United States dollars, is approximately $1.0 million.

Item 12.          Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.           Material Modifications to the Rights of Security Holders and Use of Proceeds

Warrant Agreement Amendment

We entered into a Warrant agreement in connection with the private placement whereby we issued one fifth of a Warrant, which was attached to each Class A common share. In total 2,299,531 Warrants were issued by us. Each Warrant entitles the holder to purchase one Class A common share at an exercise price of $10.00 per share and became exercisable upon the public offering of our Class A common shares and may be exercised at any time thereafter until expiration. Each Warrant expires on November 21, 2011. In total 2,009,525 Warrants had been exercised as of December 31, 2008 and the number of Warrants as at December 31, 2008 was 290,006.

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

During the year ended December 31, 2008 another 1,349,525 Warrants in aggregate were exercised by other shareholders, the Company received in total $13.5 million in net proceeds and 1,349,525 common shares were issued from the exercise of those Warrants at an exercise price of $10.00 per share.

Item 15.          Controls and Procedures

a) Disclosure Controls and Procedures

Management, including our chief executive officer and chief financial officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective as of the evaluation date.

b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Our internal control over financial reporting includes those policies and procedures that, 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of Company's management and directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the our assets that could have a material effect on the financial statements.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2008 is effective.

However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. ("Deloitte"), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008 which is reproduced in its entirety in Item 15(c) below.

c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Paragon Shipping Inc.
Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Paragon Shipping Inc. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated April 3, 2009 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece

April 3, 2009

d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

On May, 19, 2009, our audit committee appointed George Xiradakis as our audit committee financial expert. Our board of directors has determined that Mr. Xiradakis should be considered "independent" according to SEC Rules. Previously, we did not believe it was necessary to have a financial expert, as defined in Item 407 of SEC Regulation S-X, because our board of directors had determined that each member of the audit committee had the financial experience required by NASDAQ Marketplace Rule 5605(c)(2) and other relevant experience necessary to carry out the duties and responsibilities of the company's audit committee.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.Paragonship.com, under "Code of Ethics" and was filed as Exhibit 99.2 to the Form 6-K filed with the Securities and Exchange Commission on August 15, 2007 with number 001-33655.  Copies of our Code of Ethics are available in print upon request to Paragon Shipping Inc., 15 Karamanli Ave., GR 166 73, Voula, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C. Principal Accountant Fees and Services

Our principal Accountants, Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, have billed us for audit, audit-related and non-audit services as follows:

	2008	2007
	Stated in Usd

Audit fees	785,680	460,983
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-

Total	785,680	460,983

Audit fees paid to Deloitte Hadjipavlou, Sofianos and Cambanis S.A. in respect of 2007 were compensation for professional services rendered for the audit of the consolidated financial statements of the Company at December 31, 2007 and for the review of the quarterly financial information in 2007.

Audit fees paid to Deloitte Hadjipavlou, Sofianos and Cambanis S.A. in respect of 2008 were compensation for professional services rendered for the audit of the consolidated financial statements of the Company at December 31, 2008 and for the review of the quarterly financial information in 2008.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16G. Corporate Governance

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 5605(c)(3) and 5605(c)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules are as follows:

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

           PART III

Item 17.          Financial Statements

See Item 18.

Item 18.           Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.           Exhibits

(a)        Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Paragon Shipping Inc. (1)
1.2	Amended and Restated By-laws of the Company (4)
2.1	Form of Share Certificate (1)
4.1	Amended Registration Rights Agreement (2)
4.2	Initial Purchaser Registration Rights Agreement (1)
4.3	Innovation Holdings Registration Rights Agreement (1)
4.4	Form of Equity Compensation Plan (5)
4.5	Form of Management Agreement (1)
4.6	Loan Agreement with HSH Nordbank AG (1)
4.7	Amended Warrant Agreement (2)
4.8	Bridge Loan Facility with Commerzbank AG (3)
4.9	Form of Commerzbank AG Senior Secured Revolving Credit Facility, dated November 29, 2007 (5)
4.10	Form of Bayerische Hypo-und Vereinsbank AG Secured Credit Facility, dated November 19, 2007 (5)
4.11	Form of Bank of Scotland plc Secured Revolving Credit Facility, dated December 4, 2007 (5)
4.12	Form of First Business Bank S.A. Secured Revolving Credit Facility, dated April 16, 2008 (5)
4.13	Form of Bank of Ireland Revolving Credit Facility, dated June 6, 2008 (6)
4.14	Form of HSH Nordbank Credit Facility, dated July 31, 2008 (6)
4.15	Form of Bayerische Hypo-und Vereinsbank AG Secured Credit Facility Supplemental Agreement, dated February 25, 2009 (6)
4.16	Form of Bank of Scotland plc Secured Revolving Credit Facility Supplemental Agreement, dated March 13, 2009 (6)
4.17	Form of First Business Bank S.A. Secured Revolving Credit Facility Supplemental Agreement, dated March 9, 2009 (6)
4.18	Form of Bank of Ireland Credit Facility, dated March 30, 2009 (6)
4.19	Form of HSH Nordbank Credit Facility Supplemental Agreement, dated April 3, 2009 (6)
4.20	Controlled Equity Offering Sales Agreement between the Company and Cantor Fitzgerald & Co. (7)
8.1	Subsidiaries of the Company

11.1	Code of Ethics (4)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-143481) on June 4, 2007.
(2)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 333-144687) on July 30, 2007.
(3)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 333-144687) on August 6, 2007.
(4)	Filed as an Exhibit to Form 6-K filed on August 15, 2007.
(5)	Filed as an Exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2007 filed on May 2, 2008.
(6)	Filed as an Exhibit to Form 6-K filed on April 7, 2009.
(7)	Filed as an Exhibit to Form 6-K filed on April 15, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARAGON SHIPPING INC.

By: /s/ Christopher J. Thomas
Christopher J. Thomas
Chief Financial Officer

Dated: May 20, 2009

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Public Accounting Firm	F-2

Consolidated balance sheets as of December 31, 2007 and 2008	F-3

Consolidated statements of income for the period from inception (April 26, 2006) to December 31, 2006 and for the years ended December 31, 2007 and 2008	F-5

Consolidated statements of shareholders' equity for the period from inception (April 26, 2006) to December 31, 2006 and for the years ended December 31, 2007 and 2008	F-6

Consolidated statements of cash flows for the period from inception (April 26, 2006) to December 31, 2006 and for the years ended December 31, 2007 and 2008	F-7

Notes to the consolidated financial statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Paragon Shipping Inc.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Paragon Shipping Inc. and subsidiaries (the "Company") as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for the period from April 26, 2006 (inception) to December 31, 2006 and for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Paragon Shipping Inc. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for the period from April 26, 2006 (inception) to December 31, 2006 and for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece

April 3, 2009

Paragon Shipping Inc.
Consolidated Balance Sheets
As of December 31, 2007 and 2008
(Expressed in United States Dollars)

		December 31, 2007	December 31, 2008
Assets
Current assets
Cash and cash equivalents		31,328,637	68,441,752
Trade receivables		354,154	372,965
Other receivables	Note 3	287,546	1,209,230
Prepaid expenses		654,576	379,140
Due from management company	Note 7	—	985,960
Inventories		801,373	885,665
Total current assets		33,426,286	72,274,712
Vessels
Vessels at cost		633,378,703	713,373,186
Less: accumulated depreciation		(18,268,064)	(51,142,696)
Total Vessels, Net	Note 4	615,110,639	662,230,490
Other assets	Note 5	1,584,950	1,787,988
Restricted cash	Note 14	8,010,000	6,010,000
Above market acquired time charters	Note 8	—	43,304
Other long-term receivables	Note 3	1,340,602	74,760
Total Assets		659,472,477	742,421,254
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $118,317 and $500 as of December 31, 2007 and December 31, 2008, respectively)	Note 7	2,487,291	2,538,796
Accrued expenses	Note 6	5,494,431	4,098,929
Due to management company	Note 7	1,642,805	—
Interest rate swaps	Note 11	—	6,407,751
Deferred income	Note 9	3,176,938	3,024,423
Current portion of long-term debt	Note 10	9,000,000	53,150,000
Total current liabilities		21,801,465	69,219,899
Long-Term Liabilities
Long-term debt	Note 10	309,000,000	334,335,000
Deferred income	Note 9	586,499	703,863
Interest rate swaps	Note 11	1,370,701	5,247,391
Below market acquired time charters	Note 8	51,077,602	24,483,822
Total long-term liabilities		362,034,802	364,770,076
Total Liabilities		383,836,267	433,989,975

Paragon Shipping Inc.
Consolidated Balance Sheets
As of December 31, 2007 and 2008
(Expressed in United States Dollars)

	December 31, 2007		December 31, 2008
Commitments and Contingencies	Note 19
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized,
none issued, none outstanding at December 31, 2007 and
December 31, 2008	Note 13	—	—
Class A common shares, $0.001 par value; 120,000,000
authorized, 25,744,983 and 27,138,515 issued and outstanding
at December 31, 2007 and at December 31, 2008, respectively	Note 13	25,745	27,139
Class B common shares, $0.001 par value; 5,000,000
authorized, none issued and outstanding at December 31, 2007
and December 31, 2008		—	—
Additional paid-in capital		304,408,972	318,515,490
Accumulated deficit		(28,798,507)	(10,111,350)
Total shareholders' equity		275,636,210	308,431,279
Total Liabilities and Shareholders' Equity		659,472,477	742,421,254

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.
Consolidated Statements of Income
For the period from inception (April 26, 2006) to December 31, 2006 and for the years ended December 31, 2007 and 2008
(Expressed in United States Dollars except for number of shares)

		Period from inception (April 26, 2006) to December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $41,250 , $8,423,492 and $26,559,089 in 2006, 2007 and 2008, respectively)		4,949,426	76,657,595	169,301,675
Less: commissions		220,266	3,472,468	8,164,029
Net Revenue		4,729,160	73,185,127	161,137,646
Expenses
Voyage expenses		18,970	348,452	461,265
Vessels operating expenses(including related party of $93,464 and $122,143 in 2007 and 2008, respectively)	Note 16	559,855	10,290,340	19,016,375
Dry-docking expenses		—	1,184,140	2,792,710
Management fees charged by a related party	Note 7	170,750	2,076,678	3,536,240
Depreciation	Note 4	1,066,527	17,204,304	32,874,632
General and administrative expenses (including share based compensation of $1,476,717 , $20,212,149 and $522,662 in 2006, 2007 and 2008, respectively)	Note 17	1,782,429	27,010,327	7,773,828
Operating Income		1,130,629	15,070,886	94,682,596

Other Income (Expenses)
Interest and finance costs		(951,798)	(10,328,845)	(15,840,197)
Loss on interest rate swaps	Note 11	(117,965)	(1,252,736)	(11,378,999)
Interest income		404,409	997,178	1,871,099
Gain from the change in fair value of warrants	Note 13	-	493,962	—
Foreign currency losses		(3,511)	(76,709)	(105,038)
Total Other Expenses, net		(668,865)	(10,167,150)	(25,453,135)
Net Income		461,764	4,903,736	69,229,461

Income allocable to Class B common shares		259,036	2,954,848	—
Income available to Class A common shares		202,728	1,948,888	69,229,461

Earnings per Class A common share, basic	Note 18	$0.14	$ 0.12	$ 2.58
Earnings per Class A common share, diluted	Note 18	$0.14	$ 0.11	$ 2.56
Earnings per Class B common share, basic and diluted		$0.00	-	-
Weighted average number of Class A common shares, basic	Note 18	1,441,887	16,495,980	26,819,923
Weighted average number of Class A common shares, diluted	Note 18	1,442,639	17,438,463	27,010,013
Weighted average number of Class B common shares, diluted	Note 18	1,842,381	-	-

The accompanying notes are an integral part of the  consolidated financial statements

Paragon Shipping Inc.
Consolidated Statements of Shareholders' Equity
For the period from inception (April 26, 2006) to December 31, 2006 and for the years ended December 31, 2007 and 2008
(Expressed in United States Dollars, except for number of shares)

	Class A Shares		Class B Shares
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Total

Balance at inception (April 26, 2006)	-	-	-	-	-	-	-

Issuance of Class A common shares through private placement	9,062,000	9,062	-	-	82,516,573	-	82,525,635
Issuance of Class A common shares issued to initial purchases	185,656	186	-	-	1,690,770	-	1,690,956
Class A common shares offering costs	-	-	-	-	(7,444,622)	-	(7,444,622)

Issuance of Class B common shares	-		2,003,288	2,003	7,997	-	10,000

Issuance of Class A common shares to Innovation Holdings S.A.	2,250,000	2,250	-	-	20,490,750	-	20,493,000
Share based compensation.	-	-	-	-	1,476,717	-	1,476,717
Deemed dividend	-	-	-	-	-	(2,927,685)	(2,927,685)
Net Income	-	-	-	-	-	461,764	461,764
Balance, December 31, 2006	11,497,656	11,498	2,003,288	2,003	98,738,185	(2,465,921)	96,285,765
Issuance of Class A common shares, net of issuance costs	11,497,539	11,498	-	-	169,086,377	-	169,097,875
Issuance of Class A common shares, from the exercise of warrants	660,000	660	-	-	6,599,340	-	6,600,000
Conversion of Class B common shares to Class A common shares	2,003,288	2,003	(2,003,288)	(2,003)	-	-	-
Share based compensation	-	-	-	-	20,212,149	-	20,212,149
Issuance of restricted Class A common shares	86,500	86	-	-	(86)	-	-
Warrants	-	-	-	-	9,773,007	-	9,773,007
Dividends paid(1.9125 per Class A common share and 1.48 per Class B common share)	-	-	-	-	-	(31,236,322)	(31,236,322)
Net Income	-	-	-	-	-	4,903,736	4,903,736
Balance December 31, 2007	25,744,983	25,745	-	-	304,408,972	(28,798,507)	275,636,210
Issuance of Class A common shares, from the exercise of warrants and options	1,369,532	1,370	-	-	13,583,880	-	13,585,250
Share based compensation	-	-	-	-	522,662	-	522,662
Issuance of restricted Class A common shares	30,000	30	-	-	(30)	-	--
Cancellation of restricted Class A common shares	(6,000)	(6)	-	-	6	-	--
Dividends paid (1.875per share)	-	-	-	-	-	(50,542,304)	(50,542,304)
Net Income	-	-	-	-	-	69,229,461	69,229,461
Balance December 31, 2008	27,138,515	27,139	-	--	318,515,490	(10,111,350)	308,431,279

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statement of Cash Flows
For the period from inception (April 26, 2006) to December 31, 2006 and for the years ended December 31, 2007 and 2008
(Expressed in United States Dollars)

	Period from inception
	(April 26, 2006) to	Year ended	Year ended
	December 31, 2006	December 31, 2007	December 31, 2008
Cash Flows from Operating Activities
Net Income	461,764	4,903,736	69,229,461
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,066,527	17,204,304	32,874,632
Amortization of below and above market acquired time charters	(41,250)	(8,423,492)	(26,559,089)
Amortization of financing costs	3,292	1,097,976	613,629
Share based compensation	1,476,717	20,212,149	522,662
Unrealized loss on interest rate swap	117,965	1,252,736	10,284,441
Gain from the change in fair value of warrants	-	(493,962)	—
Changes in assets and liabilities
(Increase) in trade receivables	-	(354,154)	(18,811)
(Increase)/ Decrease in other receivables	(51,537)	588,991	(921,684)
(Increase)/Decrease in prepaid expenses	-	(654,576)	275,436
(Increase) in inventories	(201,659)	(599,714)	(84,292)
(Increase) in other assets	(2,051)	(4,132)	—
(Increase) in due from management company	-	-	(985,960)
(Increase) / decrease in other long term receivables	-	(1,340,602)	1,265,842
(Decrease)/Increase in trade accounts payable	(166,801)	1,837,227	51,505
Increase / (Decrease) in accrued expenses	116,954	4,394,513	(1,395,502)
Decrease in due to management company	(1,674,085)	(99,067)	(1,642,805)
Increase/(Decrease)in deferred income	516,056	2,660,882	(152,515)
Increase in other long-term payable	-	586,499	117,364
Net cash from operating activities	1,621,892	42,769,314	83,474,314
Cash flows from / (used in) investing activities
Purchase of office equipment	(2,767)	-	-
Acquisition of vessels and attached charter party, and capital expenditures	(152,389,289)	(418,483,679)	(80,072,478)
Repayment of restricted cash	-	-	3,000,000
Increase in restricted cash	-	(8,010,000)	(1,000,000)
Advances for vessel acquisition	(2,963,391)	-	-
Net cash used in investing activities	(155,355,447)	(426,493,679)	(78,072,478)

Paragon Shipping Inc.
Consolidated Statement of Cash Flows
For the period from inception (April 26, 2006) to December 31, 2006 and for the years ended December 31, 2007 and 2008
(Expressed in United States Dollars)

	Period from inception	Year ended	Year ended
	April 26, 2006) to December 31, 2006	December 31, 2007	December 31, 2008
Cash flows from / (used in) financing activities
Proceeds from long-term debt	125,937,500	348,812,500	111,500,000
Proceeds from short-term debt	-	289,336,091	—
Repayment of long-term debt	(48,500,000)	(108,250,000)	(42,015,000)
Repayment of short-term debt	-	(289,336,091)	-
Payment of financing costs	(377,136)	(2,302,898)	(816,667)
Contribution of capital to Elegance and Icon	21,694,942	-	-
Return of capital to shareholders of Elegance and Icon	(21,694,942)	-	-
Proceeds from the issuance of units	113,120,186	-	-
Proceeds from the issuance of Class B common shares	10,000	-	-
Proceeds from the issuance of Class A common shares	-	181,960,710	—
Class A common shares offering costs	(4,125,147)	(12,862,836)	—
Proceeds from the issuance of Class A common shares from the exercise of warrants and options	-	6,600,000	13,585,250
Dividends paid	-	(31,236,322)	(50,542,304)
Net cash from financing activities	186,065,403	382,721,154	31,711,279
Net increase/(decrease) in cash and cash equivalents	32,331,848	(1,003,211)	37,113,115
Cash and cash equivalents at the beginning of the period	-	32,331,848	31,328,637
Cash and cash equivalents at the end of the period	32,331,848	31,328,637	68,441,752
Supplemental disclosure of cash flow information
Cash paid during the period for interest	-	7,470,805	13,606,475
Supplemental disclosure of non-cash investing and financing activities
Commissions due for the acquisition of the vessels	825,000	-	-
Commissions due to management company	825,000	-	-
Accrued offering costs	982,964	-	-
Offering costs payable	480,137	-	-
Deemed dividend	2,927,685	-	-

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars except for number of shares data)

1.              Basis of Presentation and General Information

Basis of Presentation:  The accompanying consolidated financial statements include the accounts of Paragon Shipping Inc., and its wholly owned subsidiaries listed below (collectively the "Company"). Paragon Shipping Inc. is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 to act as a holding company. In December 2006, the Company established a branch in Greece under the provision of Law 89 of 1967, as amended.

Private Placement and Initial Public Offering:  The Company concluded a private placement in 2006 and as at December 31, 2006 had 11,497,656 Class A Common Shares outstanding and a total of 2,003,288 Class B Common Shares outstanding. On July 16, 2007 a shelf registration statement covering the resale of 11,097,187 of the Company's Class A Common Shares and 1,849,531 of its Warrants was declared effective by the US Securities and Exchange Commission. On August 15, 2007 the Company completed its initial public offering of 10,300,000 Class A Common Shares and on September 13, 2007 completed the offering of an additional 697,539 Class A Common Shares upon the partial exercise of the underwriters' over-allotment option. The initial public offering and the partial exercise of the underwriters' over-allotment option generated $175,960,624 in gross proceeds, at a price of $16.00 per share, before deduction of underwriting commissions and expenses of $11,437,440. Following the completion of the initial public offering all outstanding 2,003,288 Class B Common Shares were converted into Class A Common Shares on a one-for-one basis.

Vessel Owning Subsidiaries:   The Company is engaged in the ocean transportation of cargoes worldwide through the ownership and operation of dry bulk carrier vessels. On November 15, 2006 the Company. acquired all outstanding shares of five of the vessel owning subsidiary companies immediately upon incorporation and on December 21, 2006 acquired all outstanding shares of a sixth vessel owning subsidiary company immediately upon incorporation. In 2007 and in 2008 Paragon Shipping Inc. acquired all outstanding shares of an additional six vessel owning subsidiary companies which are listed below immediately upon their incorporation.

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

1.              Basis of Presentation and General Information - Continued

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

(l)
Paloma Marine S.A. ("Paloma") incorporated in the Liberia on June 19, 2008, owner of the Liberian flag 58,779 dwt (built 2008) bulk carrier "Friendly Seas", which it took delivery of from an unrelated party on August 5, 2008.

Management Company:  The Company outsources the technical and commercial management of all of its subsidiaries' vessels' to Allseas Marine S.A. ("Allseas"), a related party, pursuant to management agreements with each vessel owning subsidiary.  Each agreement has an initial term of five years. Mr. Michael Bodouroglou, the Company's President and Chief Executive Officer, is the sole shareholder and Managing Director of Allseas. These agreements automatically extend for successive five year terms, unless, in each case, at least one month's advance notice of termination is given by either party (see Note 7 for disclosure of the relevant amounts).

Major Charterers: For the years ended December 31, 2006, 2007 and 2008 the following charterers individually accounted for more than 10% of the Company's charter revenue:

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

1.              Basis of Presentation and General Information - Continued

Charterer	Percentage of time charter revenue
	December 31, 2006	December 31, 2007	December 31, 2008

Bunge S.A.	-	-	27.5%

Korea Line Corporation	-	-	25.5%

Morgan Stanley	47.3%	29.3%	-

STX Panocean Co. Ltd	52.7%	13.2%	-

Express Sea Transport Co	-	11.2%	-

Klaveness Chartering	-	10.2%	-

2.              Significant Accounting Policies

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts and operating results of Paragon Shipping Inc. and its wholly owned subsidiaries referred to in Note 1. All intercompany balances and transactions have been eliminated in consolidation.

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

(c)	Other Comprehensive Income: The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

(d)
Variable Interest Entities: The Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation No. 46 (R) Consolidation of Variable Interest Entities ("FIN 46R") and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R. There were no such entities as of December 31, 2007 and December 31, 2008 that were required to be included in the accompanying consolidated financial statements.

(e)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances that are denominated in a currency other than the functional currency are adjusted to reflect the current exchange rate and any gains or losses are included in the statement of income.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

2.               Significant Accounting Policies - Continued

(f)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g)
Restricted Cash: Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company's borrowing and swap arrangements or in relation to bank guarantees issued on behalf of the Company.

(h)
Inventories: Inventories consist of lubricants and stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method, the cost of which is determined by the weighted average method.

(i)
Vessel Cost: Vessels are stated at cost, which consists of the contract price less discounts, plus any direct expenses incurred upon acquisition (delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or   safety of the vessels. Repairs and maintenance are charged to expense as incurred.

(j)
Impairment of Long-Lived Assets: The Company applies SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels to determine if they are recoverable. The review of the carrying amount for each of the Company's vessels, as of December 31, 2007 and as of December 31, 2008, indicated that such carrying amount was recoverable.

(k)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life

(l)	Dry-Docking and Special Survey Costs: Special survey and dry-docking costs are expensed in the period incurred and are presented in the accompanying consolidated statements of income.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

2.              Significant Accounting Policies - Continued

(m)
Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the provisions of Emerging Issues Task Force ("EITF") EITF 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instrument"("EITF 96-19") regarding debt extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of EITF 98-14, "Debtors Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements".

(n)
Pension and Retirement Benefit Obligations—Crew: The vessel-owning companies employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post-retirement benefits.

(o)           Revenue and Expenses: Revenues are generated from voyage and time charter agreements.

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

Time Charter Revenue:   Time charter revenues are recorded over the term of the charter as service is provided. When two or more time charter rates are involved during the life term of a charter agreement, the Company recognizes revenue on a straight line basis, and income accrued or deferred as a result is included in Other Receivables/Other Long-Term Receivables  or Deferred Income respectively.  Time charter revenues received in advance of the provision of charter service are recorded as deferred income, and recognized when the charter service is rendered.

Voyage Charter Revenues:  Under a voyage charter, the revenues are recognized ratably over the duration of the voyage from load port to discharge port. The relevant voyage costs are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses become apparent and can be estimated. A voyage is deemed to commence upon the issuance of notice of readiness at the load port and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recorded when earned. There have been no voyage charters in 2006, 2007 or 2008.

Vessel Operating Expenses: Vessel operating expenses are accounted for as incurred on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses.

(p)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection costs, are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

2.              Significant Accounting Policies - Continued

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

(r)
Income Taxes: Under the law of the Marshall Islands, the country of the Company's incorporation, the Company is not subject to income taxes. The Company however, is subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto ("Shipping Income"), unless exempt from United States federal income taxation.

If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its "U.S. source income," imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The Company did not incur any U.S. source shipping income tax in 2006. For 2007 the Company did not qualify for the benefits of Section 883. The Company had accrued for a U.S. income tax liability as of December 31, 2007 of $168,208 and the amount was paid during the third quarter in 2008. For 2008, the Company qualified for the benefits of Section 883 and has not accrued for U.S. income tax liability as of December 31, 2008.

(s)	Earnings per Share (EPS):

The computation of basic earnings per share is based on the weighted average number of common shares per class of common shares outstanding during the year.  The computation of diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such securities include non vested stock awards, for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized using the treasury method, to the extent that they are dilutive, and common shares issuable upon exercise of the Company's outstanding warrants, to the extent that they are dilutive.  Please refer to Note 18 for additional information on the computation of our basic and diluted EPS.

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

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

2.              Significant Accounting Policies - Continued

(u)
Share-based Compensation: All share-based payments to employees and directors, including grants of employee and directors stock options, are recognized in the statement of income based on their grant date fair values and amortized over the service period. The share based compensation related to the conversion feature of the Class B common shares, was recognized following the successful completion of the initial public offering (Note 15).

(v)
Prepaid Expenses: The prepaid expenses included as an asset in the accompanying consolidated balance sheet consist of actual payments that occurred in the relevant reported period for goods, services and benefits that will be received in a future period.

(w)
Fair value of financial instruments: The estimated fair values of the Company's financial instruments such as trade receivables, trade accounts payable and cash and cash equivalents approximate their individual carrying amounts as of December 31, 2008 and December 31, 2007 due to their short-term maturity.  The fair value of the credit facilities approximates the carrying value due to the variable interest rate.

The fair value of the interest rate derivatives is based on a discounted cash flow analysis~~.~~  See Note 12 - Fair Value of Financial Instruments for additional disclosure on the fair values of the swap agreements.

In accordance with the requirements of SFAS 157 the Company classifies and discloses its assets and liabilities carried at fair value in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities;
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3:	Unobservable inputs that are not corroborated by market data.

(x)
Below/Above market Acquired Time Charters: When vessels are acquired with time charters attached and the charter rate on such charters is above or below market rates, the Company allocates the purchase price of the vessel and the attached time charter on a relative fair value basis. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the time charter as a reduction or addition respectively to charter hire revenue.

(y)
Recent Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157").  SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The new standard provides a single definition of fair value, together with a framework for measuring it and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not require any new fair value measurements, it does change certain current practices. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

2.              Significant Accounting Policies - Continued

(y)            Recent Accounting Pronouncements - Continued

The effective date of SFAS 157 has been delayed for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year end entities. The Company has adopted SFAS 157 for financial assets and liabilities for the fiscal year starting January 1, 2008 and its adoption did not have a material impact on its consolidated financial position results of operations or cash flows.  The Company is currently evaluating the effect that the adoption of SFAS 157, as it relates to nonfinancial assets and liabilities, will have on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company has adopted SFAS 159 for the fiscal year starting January 1, 2008 and its adoption did not have a material impact on its consolidated financial position results of operations or cash flows

In December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations" ("SFAS 141 (R)"). SFAS No. 141 (R) relates to the business combinations and requires the acquirer to recognize the assets acquired, the liabilities assumed, and any non controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement applies prospectively to business combinations for which the acquisitions date is on or after the beginning of the first reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. As the provisions of SFAS 141 (R) are applied prospectively the impact to the Company cannot be determined until any such transaction occurs.

In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FASB No. 161").  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company is currently evaluating the potential impact, if any, that the adoption of SFAS No. 161 will have on its Financial Statements.

In May 2008 the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FASB No. 162").  The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.   The Company adoption of SFAS No. 162 did not have a material impact on the Company's consolidated results of operations, cash flows and financial condition.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

2.              Significant Accounting Policies - Continued

(y)            Recent Accounting Pronouncements - Continued

On June 16, 2008, the FASB issued FSP EITF 03-6-1 "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities". The FASB concluded that all unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited..  The Company is currently evaluating the effect, if any,  that the adoption of FSP EITF 03-6-1 will have on the computation of its earnings per share.

The FASB issued EITF 07-05, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock," addresses the first part of paragraph 11A of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities,"  as to whether or not a derivative is indexed to an entity's own stock. EITF 07-05 becomes effective for fiscal years, including those interim periods, beginning after December 15, 2008. The EITF is thus applicable starting January 1, 2009, for the Company. The EITF is applicable to all instruments outstanding at the beginning of the period of adoption.  The Company is currently evaluating the applicability of the guidance in EITF 07-05 and analyzing the impact on its financial statements.

3.              Other Receivables / Other Long-Term Receivables

At December 31, 2007 and 2008, other receivables-current was $287,546 and $1,209,230, respectively. At December 31, 2008 other receivable-current includes receivables from recognizing charter hire on a straight line basis for charter agreements which provide for varying charter rates, advances to the vessel's captains, accrued interest receivable and other advances receivable.  The Company considers these amounts to be recoverable in full within one year.

Other long-term receivables at December 31, 2007 and December 31, 2008 of $1,340,602 and $74,760 respectively, is the long term portion of the difference between the charter's charter hire receipts, calculated on a straight-line basis from the date the time charter was acquired, over the remaining term of the charter and the charter hire receipts due under the charter agreement Since the relevant debtors are first class charterers, that amount is considered recoverable by the Company.

4.              Vessels, Net

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value

Balance January 1, 2007	155,517,680	(1,066,527)	154,451,153

Acquisitions	477,861,023	-	477,861,023

Depreciation for the period	-	(17,201,537)	(17,201,537)

Balance December 31, 2007	633,378,703	(18,268,064)	615,110,639

Acquisitions	79,994,483	-	79,994,483

Depreciation for the period	-	(32,874,632)	(32,874,632)

Balance December 31, 2008	713,373,186	(51,142,696)	662,230,490

The Company acquired seven vessels during the twelve months ended December 31, 2007 for an aggregate purchase price of $480,824,414 less the advances of $2,963,391 paid in 2006 for one of the vessels that were delivered in 2007.  The Company entered into a Memorandum of Agreement ("MOA") with an unaffiliated third party on June 11, 2008 for the acquisition of the drybulk vessel "Friendly Seas", for $79.3 million which was delivered on August 5, 2008.  All twelve vessels were first-priority mortgaged as collateral to the loan facilities outstanding as at December 31, 2008.

The depreciation charge presented in the Statement of Income  amounts to $17,204,304 and $32,874,632 which comprises depreciation  on vessels of $17,201,537 and $32,874,632 and depreciation on other fixed assets of $2,767 and $0 for the years ended December 31, 2007 and 2008 respectively

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

5.              Other Assets

Other assets of $1,584,950 and $1,787,988 at December 31, 2007 and 2008 respectively, consists of loan arrangement fees and deferred financing costs of  $1,578,767 and $1,781,805 at December 31, 2007 and 2008, respectively, and utilities deposits related to the leased office space of  $6,183 at December 31, 2007 and 2008.

The deferred financing costs shown in the accompanying balance sheet are analyzed as follows:

January 1, 2007	373,844
Additions	2,754,301
Amortization	(1,549,378)
December 31, 2007	1,578,767
Additions	816,667
Amortization	(613,629)
December 31, 2008	1,781,805

6.              Accrued Expenses

Accrued expenses shown in the accompanying consolidated balance sheet are analyzed as follows:

	December 31, 2007	December 31, 2008

Accrued loan interest	952,215	2,306,709
Accrued voyages expenses	145,629	251,920
Accrued vessels operating expenses	345,897	460,928
Accrued dry-docking expenses	-	124,366
Financing expenses	1,005,563	49,377
Accrual for professional fees	308,738	676,410
Other professional services	17,165	-
U.S. source shipping income tax	168,208	-
Accrued bonus awards	2,432,430	-
Other sundry liabilities and accruals	118,586	229,219
Total	5,494,431	4,098,929

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

7.              Transactions with Related Parties

(a)
Allseas Marine S.A. ("Allseas"):  The Company was leasing an office space in Athens, Greece up to September 30, 2007 and although the lease agreement was with an unaffiliated third party, the Company has entered into a tripartite agreement with the lessor and the Company's affiliate, Allseas. The tripartite agreement called for the Company to assume all of the rights and obligations under the lease agreement, which was initially entered into between the lessor and Allseas. The term of the lease that was originally expiring on September 30, 2006 was extended until and terminated on September 30, 2007. Rent expense amounted to $2,110 and $7,931 for the period from inception (April 26, 2006) to December 31 2006 and from January 1, 2007 to September 30, 2007 respectively and is included in General and administrative expenses (Note 17) in the accompanying statement of income.

(b)
Granitis Glyfada Real Estate Ltd. ("Granitis"):  On September 13, 2007 and effective as of October 1, 2007, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company's Chief Executive Officer. The term of the lease is for 5 years beginning October 1, 2007 and expiring September 30, 2012. The monthly rental for the first year is Euro 2,000 plus 3.6% tax and thereafter it will be adjusted annually for inflation increases. Rent expense amounted to $8,983 and $37,380 for the year ended December 31, 2007 and for the year ended December 31, 2008, respectively and is included in General and administrative expenses (Note 17) in the accompanying statement of operations.

(c)
Allseas Marine S.A. ("Allseas"):  The following amounts were included in the consolidated statement of operations for the periods presented for commissions and management fees charged by a related party.

	Period from inception (April 26, 2006) to December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008

(1) Commissions	6,661	841,442	1,768,290
(2) Management fees	170,750	2,076,678	3,536,240

(1)	Charter Hire Commissions - The Company pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels ("charter hire commission").

Vessel Commissions - The Company also pays Allseas a fee equal to 1% of the purchase price of any vessel bought or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement, which are capitalized and included in the cost of the vessel ("vessel commission"). For the period ended December 2006 and the years ended December 31, 2007 and 2008 vessel commissions incurred amounted to $825,000, $4,172,000 and $792,500 respectively.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

7.              Transactions with Related Parties - Continued

(c)	Allseas Marine S.A. ("Allseas") - Continued

(2)
Ship-Owning Company Management Agreements - In addition, each of the ship-owning companies has a management agreement with Allseas, under which management services are provided in exchange for a fixed monthly fee per vessel. The agreement states that the Company pays Allseas a technical management fee of $650 for the period from signing of the management agreement (based on a Euro/U.S. dollar exchange rate of € 1.00:$1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by the Company and the fee is adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter starting from December 2006. For the first quarter in 2007, the management fee was adjusted to $675 per day, for the second quarter in 2007 to $683 per day, for the third quarter in 2007 to $687 per day and for the fourth quarter in 2008 to $725 per vessel per day. The management fee was increased on January 1, 2008 and will be increased on an annual basis, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. For the first quarter in 2008, the management fee was adjusted to $764 per day, for the second quarter in 2008 to $831 per day, for the third quarter in 2008 to $828 per day, and for the fourth quarter in 2008 to $755 per vessel per day.

Accounting Agreement - For the year ended December 31, 2008, an amount of $200,000 was paid to Allseas for legal, accounting and finance services that were provided for the period as per the accounting agreement dated February 19, 2008 and they have been included in the statement of income for the year ended December 31, 2008 in management fees charged by a related party. For the year ended December 31, 2007 an amount of $250,000 was also paid by the Company to Allseas Marine S.A. for legal, accounting and finance services and although no relevant agreement was signed by that time the payment was approved by the Company's Board of Directors No amount was charged for the period ended December 31, 2006.

Administrative Service Agreement: The Company entered into an administrative service agreement with Allseas on November 12, 2008. Under the agreement, Allseas will provide telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for Paragon's offices, and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas to be reimbursed on a quarterly basis. For the year ended December 31, 2008, expenses incurred under this agreement was $4,515.

The following table summarizes the amounts payable to and receivable from the management company as of December 31, 2007 and 2008: for charter hire commissions, management fees, vessel commissions and operating costs reimbursements.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

7.              Transactions with Related Parties - Continued

(c)	Allseas Marine S.A. ("Allseas") - Continued

	December 31, 2007	December 31, 2008

Due to management company	1,642,805	-
Due from management company	-	985,960

Each month, the Company funds a payment to Allseas to cover working capital equal to one month of estimated operating expenses.  At the balance sheet date, the difference between the amount funded to Allseas and payments made by Allseas for operating expenses is included in due to management company or in due from management company.

(d)
Consulting Agreements:  The Company has consulting agreements with Levanto Holdings Company, Foyer Services S.A., Coronet Consultants Company and Remvi Shipholding Corp., companies beneficially owned by the Company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Internal Legal Counsel and Corporate Secretary respectively. Under the terms of the agreements, these entities provide the services of the individuals who serve in the positions of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Legal Counsel. For the period ended December 31, 2006, 2007 and, 2008 total expense incurred under the consulting agreements was $151,145, $1,480,413 and $1,825,479, respectively, and is recorded in General and administrative expenses (Note 17). No amount was due as of December 31, 2007 and 2008.

(e)
The Right of First Refusal with Regard to Vessel Acquisitions:  The Chief Executive Officer has entered into an agreement with the Company which includes a provision to allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after the Chief Executive Officer or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this  agreement, the Chief Executive Officer will notify the Company's committee of independent directors of any agreement that he or any of his other affiliates has entered into to purchase a drybulk carrier. He will provide the committee of independent directors a seven calendar day period in respect of a single vessel transaction, or a fourteen calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to the committee, within which to decide whether or not to accept the opportunity and nominate a subsidiary of the Company to purchase the vessel or vessels, before the Chief Executive Officer will accept the opportunity or offer it to any of his other affiliates.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

7.              Transactions with Related Parties – Continued

(f)
Manning Agency Agreements:  The Company's subsidiaries ship-owning companies each has a manning agency agreement with Crewcare Inc. a company beneficially owned by the Company's Chief Executive Officer, based in Manila, Philippines. Under the agreement, manning services are being provided in exchange for a fixed monthly fee of $750 per vessel and a recruitment fee of $75 per officer paid on a one-off basis. These charges can be amended on an annual basis. The expenses incurred amounted to $93,464 and $122,143 for the year ended December 31, 2007 and 2008, respectively, and are included in vessel operating expenses in the consolidated statement of income. Administrative services are also being provided which represent payment of crew wages and related costs on behalf of the Company. The balances due to Crewcare Inc. amounted to $118,317 and $500 as of December 31, 2007 and 2008, respectively, and are included in trade accounts payable in the consolidated balance sheets and represents crew wages and other costs paid by Crewcare on behalf of the Company as of the reporting dates.

8.              Below/Above Market Acquired Time Charters

Since inception of the Company, seven bulk carriers were acquired with time charters attached that were at a below-market rate and one bulk carrier was acquired with time charter attached that was at an above-market rate. Future expected amortization of below and above market acquired time charters as at December 31, 2008, is as follows:

For the year ending	Below Market Acquired Time Charters	Above Market Acquired Time Charters
December 31, 2009	18,662,002	43,304
December 31, 2010	5,821,820	-
Total	24,483,822	43,304

9.              Deferred Income

Deferred income consists of time charter revenues received in advance of charter service being provided or from straight lining of revenue recognition.  Revenue is recognized as earned on a straight line basis at their average rates where charter agreements provide for varying annual charter rates over their term.

Deferred income during the periods presented is as follows:

	December 31, 2007	December 31, 2008
Revenue received in advance of service provided
Current liability	3,176,938	2,353,483
Deferred income resulting from varying charter rates
Current liability	-	670,940
Non-current liability	586,499	703,863
Total deferred income	3,763,437	3,728,286

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

10.           Secured Loan Facilities

The table below presents, the loan facilities and the amounts outstanding as at December 31, 2007 and 2008:

Loan Facilities		December 31, 2007	December 31, 2008
(a)	Commerzbank AG Senior Secured Revolving Credit Facility	139,000,000	110,310,000
(b)	Bayerische Hypo-und Vereinsbank AG Secured Credit Facility	90,000,000	90,000,000
(c)	Bank of Scotland plc Secured Revolving Credit Facility	89,000,000	80,000,000
(d)	First Business Bank S.A. Secured Revolving Credit Facility	-	28,300,000
(e)	Bank of Ireland Secured Revolving Credit Facility	-	30,000,000
(f)	HSH Nordbank Credit Facility	-	48,875,000
Total		318,000,000	387,485,000

The minimum annual principal payments, in accordance with the loan facility agreements, as amended, required to be made after December 31, 2008 are as follows:

To December 31,
2009	53,150,000
2010	41,600,000
2011	34,780,000
2012	153,270,000
2013	20,460,000
Thereafter	84,225,000
Total	387,485,000

The total amount available to be drawn down by the Company at December 31, 2008 under the loan facilities was $99.7 million which was cancelled subsequent to the year end. The weighted average interest rate at December 31, 2007 and 2008 was 6.2% and 4.14%, respectively.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

10.           Loan Facilities - Continued

(a)
Commerzbank AG Senior Secured Revolving Credit Facility: On November 29, 2007 the Company signed a loan agreement for $250.0 million. Until Commerzbank AG transfers $50.0 million of its commitments to other banks or financial institutions, the maximum principal amount which shall be available to the Company is limited to $200.0 million. Under the terms of the loan agreement, the Company is required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than December 31, 2010. Borrowings under the senior secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.10% if the leverage ratio (defined as the ratio of the Company's total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the Company's vessels) is greater than 55%, and 0.95% if the leverage ratio is equal to or less than 55%. The senior secured revolving credit facility is secured by a first priority mortgage on five vessels, a first assignment of all freights, earnings, insurances and cross default with all ship-owning companies owned by the Company. The purpose of the senior secured revolving credit facility was to refinance the five mortgaged vessels described under Note 1 (d), (e), (g), (h) and (i) and in part-finance up to 50% of the lower of the fair market value and the purchase price of future drybulk carrier acquisitions. On June 20, 2008 an amount of $28.7 million was repaid and the mortgage on the vessel described under Note 1(d) was released. The senior secured revolving credit facility contains financial covenants requiring the Company, among other things, to ensure that:

•	The ratio of the aggregate financial indebtedness to EBITDA shall be not greater than 5.00 to 1.00.

•	Market adjusted net worth not less than $100.0 million.

•	The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

•	The ratio of indebtedness to market value adjusted total assets shall not be greater than 0.70 to 1.00.

The Company is also required to comply with a Security Covenant clause which required the aggregate average fair market value of the Company's vessels that secure the credit facility to be no less than 140% of the aggregate outstanding loans. In case of a dividend declaration, the fair market value shall not be less than 145% of the aggregate outstanding loans.

The amount available to be drawn down under this senior secured revolving credit facility at December 2008 was $89.7 million which was cancelled subsequent to the year end as noted below.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

10.            Loan Facilities - Continued

(a)	Commerzbank AG Senior Secured Revolving Credit Facility - Continued

As a result of the drop in the value of the security vessels, as of December 31 2008 the Company was in breach of the Security Covenant clause and two financial covenant clauses namely the market adjusted net worth and the ratio of indebtedness to market value adjusted total assets, of which waivers or amendments were subsequently agreed with the lender.  On March 26, 2009 the Company received an offer from Commerzbank AG which was formally accepted on March 30, 2009 and which, upon acceptance, is deemed by the bank to form an integral part of the facility agreement, which will be incorporated in a supplement agreement and include the following amendments to the terms and conditions of the original facility:

•
The loan is required to be repaid in 7 consecutive quarterly installments of $3.0 million commencing in the first quarter of 2009, followed by 9 consecutive quarterly installments of $2.5 million plus a balloon repayment of $66.81 million payable simultaneously with the final installment.

•	Cancellation in full of the undrawn loan amount of $89.7 million.

•
For the purpose of the Security Covenant, the aggregate average fair market value of the Company's vessels that secure the credit facility shall be no less than 85% of the aggregate outstanding loans during the first calendar quarter of 2009, 89% during the second calendar quarter of 2009, 93% in the third calendar quarter of 2009, 98% in the fourth calendar quarter of 2009, 110% in 2010 and 140% thereafter. Prior to any dividend declaration, the aggregate average fair market value shall not be less than 145% of the aggregate outstanding loans.

•	Suspension of financial covenants for 2009.

•	Minimum liquidity of $23.5 million equivalent to the repayment installments under the loan agreement due and payable in 2009 and 2010, to be held with and pledged to the lender.

•
Dividend payments and share buy-backs, payments to shareholders and any other form of substantial liquidity outflow is subject to the prior written approval of the lender. Dividend payments of up to $1.5 million is permitted in respect of the fourth quarter of 2008.

•	Material increase in the management fees is subject to the prior written approval of the Lender.

•	Adjustments and alterations of any charter party is subject to the prior written approval of the lender.

•	Margin is amended to 1.75% plus the cost of funds.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

10.            Loan Facilities - Continued

(b)
Bayerische Hypo-und Vereinsbank AG Secured Credit Facility:  On November 19, 2007 the Company entered into a secured credit facility with Bayerische Hypo-und Vereinsbank AG that, subject to certain provisions, provided the Company with an amount of up to $100.0 million to be used in financing up to 50% of the lower of the aggregate market value and the purchase price of the vessels described in Note 1 (a), (c) and (f) and of future drybulk carrier acquisitions. Under the terms of the loan agreement, the Company is required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than December 31, 2010. Borrowings under the secured credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.40% if the leverage ratio (defined as the ratio of the Company's total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the assets) is greater than 55%, and 1.20% if the leverage ratio is equal to or less than 55%. The facility is secured by a first priority mortgage on the three vessels described in Note 1 (a), (c) and (f), a first assignment of all freights, earnings, insurances and cross default with all ship-owning companies owned by the Company. The secured credit facility contains financial covenants requiring the Company, among other things, to ensure that:

•	The ratio of the aggregate financial indebtedness to EBITDA shall be not greater than 5.00 to 1.00.

•	Market adjusted net worth of not less than $100.0 million.

•	The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel subject to further conditions in the event of a dividend payment.

•	The leverage ratio shall not be greater than 0.70 to 1.00.

•
The aggregate average fair market value of the Company's vessels that secure the credit facility shall be no less than 140% of the aggregate outstanding loans. In case of a dividend declaration, the fair market value shall not be less than 154% of the aggregate outstanding loans.

As a result of the drop in the value of the security vessels, as of December 31 2008 the Company was in breach of the security covenant clause and two financial covenant clauses namely the market adjusted net worth and the leverage ratio, for which waivers or amendments were subsequently agreed with the lender. On February 25, 2009, the Company entered into a supplemental agreement with Bayerische Hypo-und Vereinsbank AG which includes the following amendments to the terms and conditions of the original secured credit facility dated November 19, 2007:

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

10.            Loan Facilities - Continued

(b)            Bayerische Hypo-und Vereinsbank AG Secured Credit Facility - Continued

•	The loan amount available is reduced to $90.0 million;

•	The credit facility is repaid in 34 consecutive quarterly installments commencing February 2009. The first installment is $5.85 million followed by 33 quarterly installments of $2.55 million;

•
The lender waived the security covenant clause for the period between December 31, 2008 and December 31, 2009. Thereafter the security cover clause shall be 100% for 2010 and 110% thereafter; In case of a dividend declaration, the fair market value shall not be less than 154% of the aggregate outstanding loans.

•	The lender waived the market adjusted net worth covenant and the leverage ratio covenant for the financial period ended December 31, 2008 and for the financial year ending December 31, 2009.

•	$8.5 million pledged deposit which may be released against the purchase of a handymax or panamax dry bulk carrier not older than 11 years and to be mortgaged to the lender.

•	The margin is amended to 1.6% for 2009 and 2010, and thereafter at a level to be agreed.

•	Future equity raisings are to be applied in restoring any breach of covenant and secondly against the acquisition of additional vessels.

•
Dividends and/or share buy-back shall  not collectively exceed $0.125 per share in respect of any financial quarter falling within the period from October 1, 2008 to September 30, 2009 and or collectively shall not to exceed $13.5 million

The amount available to be drawn down under this secured credit facility at December 31, 2008 was $10.0 million which was cancelled in accordance with the supplemental agreement entered into on February 25, 2009.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

10.            Loan Facilities - Continued

(c)
Bank of Scotland plc Secured Revolving Credit Facility:  On December 4, 2007 the Company entered into a secured revolving credit facility with Bank of Scotland plc that, subject to certain conditions, provided the Company with an amount of up to $89.0 million to be used in part-financing or re-financing the acquisition of the vessels described in Note 1 (j) and (k) and of future drybulk carrier acquisitions. Under the terms of the loan agreement, the Company is required to make quarterly interest payments and to reduce the initial facility limit by 20 quarterly mandatory limit reductions, commencing three months after the delivery date of the second vessel as follows: twelve payments of $2.25 million each and eight payments of $0.56 million each, plus a final repayment of up to $57.5 million on the final maturity date which will be no later than December 31, 2012. Subject to the scheduled mandatory facility limit reductions, the facility limit will be available for drawing throughout the facility duration on a fully revolving basis. In the balance sheet as at December 31, 2007, an amount of $9.0 million was recorded as current portion of a long-term debt and an amount of $80.0 million was recorded as long-term debt. Drawn amounts bear interest at the rate of LIBOR plus a margin of 1.30% if the leverage ratio (defined as the ratio of the Company's total outstanding liabilities by the total assets, adjusted for the difference between the fair market value and book value of the total assets, including vessels) is greater than 55%, and 1.15% if the leverage ratio is equal to or less than 55%. The facility is secured by a first priority mortgage on the two vessels described in Note 1 (j) and (k), a first assignment of all freights, earnings, insurances and cross default with all ship-owning companies owned by the Company. The facility contains financial covenants requiring the Company, among other things, to ensure that:

•	The ratio of EBITDA to interest expense shall not be less than 2.50 to 1.00.

•	Market adjusted net worth of no less than $200.0 million plus 100% of the net cash amounts of all future equity offering made by the Company.

•	The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

•	The ratio of indebtedness to market value adjusted total assets shall not be greater than 0.65 to 1.00.

•	A positive working capital at all times of not less than $1.0 million.

•	The aggregate average fair market value of the Company's vessels that secure the credit facility shall be no less than 140% of the aggregate outstanding loans.

As a result of the drop in the value of the security vessels, as of December 31 2008 the Company was in breach of the security covenant clause and two financial covenant clauses namely the market adjusted net worth and the ratio of indebtedness to total capitalization for which waivers or amendments were subsequently agreed with the lender. On March 13 2009, the Company entered into a supplemental agreement with the Bank of Scotland plc, as agent to this syndicated loan, which includes the following amendments to the terms and conditions of the original secured revolving credit facility dated December 4, 2007:

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

10.            Loan Facilities - Continued

(c)             Bank of Scotland plc Secured Revolving Credit Facility - Continued

•
The lenders waived the security covenant during the period commencing on October 1, 2008 and ending on September 30, 2009.  The security covenant  will be tested based on vessel book values in lieu of market valuations during the period between  October 1, 2009 and December 31, 2009;

•
The market value adjusted net worth and leverage ratio is tested based on vessel book values in lieu of market valuations during the period commencing on October 1, 2008 and ending on September 30, 2009.  For the purpose of the financial quarter ending on December 31, 2009, the market value of the vessels shall be determined on the basis of valuations dated January 4, 2010 or later if agreed by the lender.

•
The quarterly principal repayment installments shall amount to$2.75 million in 2009, $2.25 million in 2010 and $1milion in 2011 and 2012, plus a balloon repayment of $52 million payable simultaneously with the final installment;

•	The minimum liquidity requirement is increased to $750,000 per owned vessel within the Company's fleet during the period commencing on October 1 2008 and ending on September 30, 2009;

•
Dividend payments are restricted to a maximum of $3.4 million per quarter during the period commencing on October 1, 2008 and ending on September 30, 2009,. If however any current charters pertaining to the security vessels are re-negotiated or fall into default for any reason then the Company shall not declare or pay any dividend  or continue to buy back its shares from that point in time;

•	The margin is amended to 1.6% until the quarter ending September 30, 2009.

(d)
First Business Bank S.A.  Secured Revolving Credit Facility:  On April 16, 2008 the Company entered into a secured revolving credit facility with First Business Bank S.A. for up to $30.0 million that, subject to certain conditions, provided the Company with working capital. The full amount of $30.0 million was drawn down under this facility. Under the terms of the loan agreement the Company is required to make periodic interest payments and capital payments to reduce the initial facility limit commencing from the drawdown date of the loan as follows:

Twelve payments of $0.85 million each and twenty payments of $0.69 million each, plus a final repayment of up to $6.0 million on the final maturity date which will be in eight years from the drawdown date of the loan. Drawn amounts under the secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.20%.The facility is secured by a first priority mortgage on one vessel described in Note 1(b), a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The ship-owning company of the mortgaged vessel is a party to this facility as corporate guarantor. The facility contains financial covenants requiring the Company, among other things, to ensure that:

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

10.            Loan Facilities - Continued

(d)            First Business Bank S.A.  Secured Revolving Credit Facility - Continued

•	The ratio of total debt of the mortgaged vessels to EBITDA shall be not greater than 5.00 to 1.00.

•	Market adjusted net worth of minimum $50.0 million.

•	The subsidiary shall at all times maintain cash equivalents in an amount of no less than $500,000 for the mortgaged vessel.

•	The ratio of indebtedness to total capitalization shall not be greater than 0.70 to 1.00.

•	The aggregate average fair market value of our vessel that secure the credit facility shall be no less than 140% of the outstanding amount under the loan.

As a result of the drop in the value of the security vessel, as of December 31, 2008 the Company was in breach of the security covenant clause and two financial covenant clauses namely the market adjusted net worth and the ratio of indebtedness to total capitalization for which waivers or amendments were subsequently agreed with the lender On March 9, 2009 the Company entered into a supplemental agreement with the First Business Bank S.A, which includes the following amendments to the terms and conditions of the original secured revolving credit facility dated April 16, 2008:

•	The lender waived the following covenants for the period starting on January 1, 2009 and terminating on January 1, 2010:
-	security cover,
-	total debt of the mortgaged vessels owned by the Group to EBITDA,
-	market adjusted net worth
-	indebtedness to total capitalization

•	$3.4 million pledged deposit to be maintained and will be applied by the Bank towards payment of the 2010 quarterly loan repayment instalments as they fall due;

•	The margin will be amended to 2% if the market value of the secured vessel is below 140% of the outstanding loan balance

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

10.            Loan Facilities - Continued

(e)
Bank of Ireland Secured Revolving Credit Facility:  On June 6, 2008 the Company entered into a secured revolving credit facility with Bank of Ireland for up to $30.0 million that, subject to certain conditions, provided the Company an amount of up to $30.0 million to be used to finance up to 50% of the lower of the fair Market Value and the purchase price of the vessel described in Note 1(d). The full amount of $30.0 million was drawn down under this facility. Under the terms of the loan agreement the Company is required to make periodic interest payments and to repay any principal amount drawn under the credit facility on the final maturity date which will be no later than three years from the drawdown date of the loan. Drawn amounts under the secured revolving credit facility bear interest at an annual interest rate of LIBOR plus a margin of 1.20%. The facility is secured by a first priority mortgage on one vessel described in Note 1(d), a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The ship-owning company of the mortgaged vessel is a party to this facility as corporate guarantor. The facility contains financial covenants requiring the Company, among other things, to ensure that:

•	The ratio of the aggregate financial indebtedness to EBITDA shall be not greater than 5.00 to 1.00.

•	Market adjusted net worth not less than $50.0 million.

•	The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

•	The ratio of indebtedness to market value adjusted total assets shall not be greater than 0.70 to 1.00.

•	The aggregate average fair market value of the Company's vessels that secure the credit facility shall be no less than 167% of the outstanding amount under the loan.

As a result of the drop in the value of the security vessel, as of December 31, 2008 the Company was in breach of the Security Covenant clause and two financial covenant clauses namely the market adjusted net worth and the ratio of indebtedness to market value adjusted total assets, due to.  On March 30, 2009 the Company entered into a secured revolving credit facility with Bank of Ireland for up to $30.0 million for the purpose of refinancing the current secured revolving credit facility entered into on June 6, 2008. Upon draw down of the $30 million refinancing facility, the existing loan facility will be fully repaid.  Under the terms of the new loan agreement the Company is required to make periodic interest payments and to repay the principal amount in 3 consecutive quarterly installments of $1.5 million followed by 25 consecutive quarterly installments of $1.0 million and one last installment of $0.5 million, and  the facility bears interest at an annual interest rate of 3 or 6 months LIBOR plus a margin of 2.0%.The facility is secured by a first priority mortgage on one vessel described in Note 1(d), a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The ship-owning company of the mortgaged vessel is a party to this facility as corporate guarantor. The facility contains financial covenants requiring the Company, among other things, to ensure that:

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

10.            Loan Facilities - Continued

(e)	Bank of Ireland Secured Revolving Credit Facility - Continued

•	The ratio of the aggregate financial indebtedness to EBITDA shall be not greater than 5.00 to 1.00.

•	Market adjusted net worth shall not be less than $50 million. This will come into effect on January 1, 2010.

•	The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $750,000 per vessel.

•	The ratio of indebtedness to market value adjusted total assets shall not be greater than 0.70 to 1.00. This will come into effect on January 1, 2010.

•
The aggregate average fair market value of the Company's vessel that secure the credit facility shall exceed 100% of the outstanding amount under the loan and swap exposure in 2010 and 110% thereafter. There is no covenant requirement in 2009.

•
Dividend payments or share buy back to be restricted to a maximum of $0.125 per quarter ($0.50 per annum) or $13,500,000, subject to an amount of cash equal to 6 months debt servicing (approximately $35 million) remains with the Company after any dividend payment or share buy back.

(f)
HSH Nordbank Credit Facility:  On July 31, 2008 the Company entered into a credit facility with HSH Nordbank for the lower of (a) $51.5 million and up to (b) 65 percent of the market value of the vessel "Friendly Seas". The full amount of $51.5 million was drawn under this facility. Under the terms of the loan agreement the Company is required to make periodic interest and capital payments as follows: four payments of $2.63 million each, twenty payments of $0.88 million each and sixteen payments of $0.38 million each, plus a final repayment of up to $17.5 million on the final maturity date which will be in ten years from the drawdown date of the loan but no later than September 30, 2018. Borrowings under the credit facility will bear interest at an annual interest rate of LIBOR plus a margin of 1.25 to 1.30% for the first three years and to be re-negotiated thereafter. The facility is secured by a first priority mortgage on one vessel described in Note 1(l), a first assignment of all freights, earnings, insurances, and cross default with all ship-owning companies owned by us. The ship-owning company of the mortgaged vessel is a party to this facility as corporate guarantor. The facility contains financial covenants requiring the Company, among other things, to ensure that:

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

10.            Loan Facilities - Continued

(f)             HSH Nordbank Credit Facility - Continued

•	Market adjusted net worth not less than $150.0 million.

•	The Company and its subsidiaries shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

•	The ratio of indebtedness to market value of all the Company's vessels shall not be greater than 0.70 to 1.00.

•	The aggregate average fair market value of the vessel that secure the credit facility shall be no less than 133% of the outstanding amount under the loan.

As a result of the drop in the value of the security vessel, as of December 31, 2008 the Company was in breach of the security covenant clause and two financial covenant clauses namely the market adjusted net worth and the ratio of indebtedness to market value for which waivers or amendments were subsequently agreed with the lender. On April 3, 2009, the Company entered into a supplemental agreement with HSH Nordbank which includes the following amendments to the terms and conditions of the original secured credit facility dated July 31, 2008:

•	The lender waives the security covenant clause and the market adjusted net worth and the indebtedness to market value of all the Company's vessels for the period ending January 4, 2010.

•	The margin is amended to 2.0% commencing January 1, 2009 until August 2011 and thereafter at a level to be agreed.

•	The annual dividend payment and/or share buy-back shall be restricted for the period ending January 4, 2010 to a maximum of $0.50 per share per annum or a maximum of $0.125 per quarter.

•	An amount equal to or greater than the aggregate of $750,000 and a deposit of 6 months debt service (scheduled repayments and interest) placed in a pledged deposit account with the lender.

(g)
Additional Covenants: Each of the above loan facilities also contains covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's consent before it change the flag, class or management of the vessels, or enter into a new line of business. The facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents and prohibits the Company from paying dividends if the Company is in default on its facilities and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

11.           Interest Rate Swaps

Effective December 21, 2006, the Company entered into an interest rate swap with HSH Nordbank on a notional amount of $55.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Following the repayment of the HSH Nordbank loan facility on July 25, 2007 the swap has not been altered or terminated, however, a $3.0 million restricted cash deposit was requested by the bank to be placed as security deposit for the contractual obligation under the interest rate swap agreement. On January 15, 2008 the HSH Nordbank interest rate swap has been novated to Commerzbank AG and the $3.0 million restricted cash that was placed as security deposit for the contractual obligation under the interest rate swap agreement with HSH Nordbank, has been released. All other terms of the interest rate swap agreement remained unchanged. Under the terms of the swap, the Company makes quarterly payments to Commerzbank AG on the relevant amount at a fixed rate of 6% if 3 month LIBOR is greater than 6%, at three months LIBOR if 3 month LIBOR is between 4.11% and 6%, and at 4.11% if 3 month LIBOR is equal to or less than 4.11%. Commerzbank AG makes quarterly floating-rate payments to the Company for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its new credit facility to a range of 4.11% and 6%, exclusive of margin due to its lenders. The swap is effective until June 21, 2010. The term of the derivative is 3.5 years.

Effective December 20, 2007, the Company entered into an interest rate swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to Bayerische Hypo-und Vereinsbank AG on the relevant amount at a fixed rate of 5% if 3 month LIBOR is greater than 5%, at three months LIBOR if 3 month LIBOR is between 3.15% and 5%, and at 3.15% if 3 month LIBOR is equal to or less than 3.15%. Bayerische Hypo-und Vereinsbank AG makes quarterly floating-rate payments to the Company for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its new credit facility to a range of 3.15% and 5%, exclusive of margin due to its lenders. The swap is effective from December 20, 2007 to December 20, 2010. The term of the derivative is 3 years.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

11.           Interest Rate Swaps - Continued

Effective December 20, 2007, the Company entered into an interest rate multi callable swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, Bayerische Hypo-und Vereinsbank AG makes a quarterly payment to the Company based on 3 month LIBOR less 3.5% on the relevant amount if 3 month LIBOR is greater than 3.5%. If 3 month LIBOR is less than 3.5% Bayerische Hypo-und Vereinsbank AG receives an amount from the Company based on 3.5% less 3 month LIBOR for the relevant amount.  If LIBOR is equal to 3.5% no amount is due or payable to the Company. The swap is effective from December 20, 2007 to December 20, 2010. Bayerische Hypo-und Vereinsbank AG may at its sole discretion cancel permanently this swap agreement commencing on March 20, 2008 up to and including September 20, 2010 with a five business days notice. The term of the derivative is 3 years.

Effective December 21, 2007, the Company entered into an interest rate swap with Bank of Scotland plc on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to Bank of Scotland plc on the relevant amount at a fixed rate of 5% if 3 month LIBOR is greater than 5%, at three months LIBOR if 3 month LIBOR is between 3.77% and 5%, and at 3.77% if 3 month LIBOR is equal to or less than 3.77%.  Bank of Scotland plc makes quarterly floating-rate payments to the Company for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its secured revolving credit facility with Bank of Scotland plc to a range of 3.77% and 5%, exclusive of margin due to its lenders. The swap is effective from December 21, 2007 to December 21, 2012. The term of the derivative is 5 years.

Effective on July 21, 2008, the Company entered into an interest rate swap with Bank of Ireland on a notional amount of $30.0 million, based on expected principal outstanding under the Company's credit facility, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to Bank of Ireland on the relevant amount at a fixed rate of 5.42% if 3 month LIBOR is greater than 5.42%, at three months LIBOR if 3 month LIBOR is between 2.75% and 5.42% and at 2.75% if 3 month LIBOR is equal to or less than 2.75%.  Bank of Ireland makes quarterly floating-rate payments to the Company for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its secured revolving credit facility with Bank of Ireland to a range of 2.75% and 5.42%, exclusive of margin due to its lenders. The swap is effective from July 21, 2008 to June 6, 2011. The term of the derivative is 3 years.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

11.           Interest Rate Swaps - Continued

Effective on August 13, 2008, the Company entered into an interest rate swap with HSH Nordbank on a notional amount of $30.0 million, that will be reducing by approximately $1.5 million for the next four quarters and by approximately $0.5 million for the remaining seven quarters, in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, the Company makes quarterly payments to HSH Nordbank on the relevant amount at a fixed rate of 5.91% if 3 month LIBOR is greater than 5.91%, at three months LIBOR if 3 month LIBOR is between 2.75% and 5.91% and at 2.75% if 3 month LIBOR is equal to or less than 2.75%.  HSH Nordbank makes quarterly floating-rate payments to the Company for the relevant amount based on the 3 month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its secured revolving credit facility with Bank of Ireland to a range of 2.75% and 5.91%, exclusive of margin due to its lenders. The swap is effective from August 13, 2008 to August 13, 2011. The term of the derivative is 3 years.

All the above interest rate swaps did not qualify for hedge accounting as of December 31, 2008 and December 31, 2007.

Under SFAS 133, the Company marks to market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized loss during the period in "Loss on interest rate swaps" on its consolidated statement of income as well as presenting the fair value at the end of each period in the balance sheet. The fair value of the interest rate swaps as of  December 31, 2007 was a long-term liability of $1,370,701 and at December 31, 2008 was a liability of $11,655,142 of which $6,407,751 is presented under current liabilities and $5,247,391 is presented under long-term liabilities. For the year ended December 31 2007 and 2008 the unrealized loss to record the interest rate swaps at fair value was $1,252,736 and $10,284,441 respectively, which resulted from the comparatively higher and lower LIBOR to which the variable rate portion of the swaps are tied. In addition, the Company incurred $1,094,558 realized expenses for the year ended December 31, 2008 that were also recorded in Loss on interest rate swap in the consolidated statement of income whereas, no such realized income or expenses were incurred during the period from inception (April 26, 2006) to December 31, 2006 or year ended December 31, 2007.

12.           Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments.  The fair value of the credit facilities approximates the carrying value due to the variable interest rate and no significant change in the Company's credit risk. The fair value of the Company's interest rate swaps, is based on a discounted cash flow analysis and approximates the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

12.            Fair Value of Financial Instruments - Continued

The Company's interest rate swap agreements are based on LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy as defined in SFAS 157 "Fair Value Measurements". The following table summarizes the valuation of our financial instruments as of December 31, 2008.

		Fair Value Measurement at Reporting Date Using
	Total	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)

Interest rate swaps	11,655,142	-	11,655,142	-

13.           Capital Structure

(a)
Common Stock: Under the amended and restated articles of incorporation, the Company's authorized common stock consists of 125,000,000 shares of common stock, par value $0.001 per share, divided into 120,000,000 shares of Class A common stock and 5,000,000 shares of Class B (or "subordinated shares") common stock. As of December 31, 2007, the Company had a total of 25,744,983 Class A Common Shares outstanding and no other class of shares outstanding, following the completion of an initial public offering on August 15, 2007, the partial exercise of the over-allotment option, the issuance of restricted shares, the partial exercise of warrants and options and the conversion of Class B Common Shares to Class A Common Shares. As of December 31, 2008, the Company had a total of 27,138,515 Class A Common Shares outstanding and no other class of shares outstanding.

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

On September 25, 2008 the Company's Board of Directors approved a buy-back program expiring on December 31, 2008, wherein $20.0 million of cash on hand could be used to buy back Company's shares. On November 25, 2008 the Company's Board of Directors extended the buy-back program until December 31, 2009. No shares have been purchased as of December 31, 2008 nor subsequent to that date.

(b)
Preferred  Stock:  Under the amended and restated articles of incorporation, the Company's authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.001 per share and there was none issued and outstanding at December 31, 2007 and 2008.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

13.           Capital Structure - Continued

(c)
Warrant Agreement:  During 2006, the Company entered into a Warrant agreement in connection with the private placement whereby it issued one fifth of a Warrant, which was attached to each Class A Common Share. In total 2,299,531 Warrants were issued by the Company. Each Warrant entitles the holder to purchase one Class A Common Share at an exercise price of $10.00 per share and became exercisable upon the public offering of the Company's Class A Common Shares and may be exercised at any time thereafter until expiration. Each Warrant expires on November 21, 2011. During the years ended December 31, 2007 and 2008 660,000 and 1,349,525, respectively, were exercised, including 450,000 Warrants that were exercised by Innovation Holdings. In connection with the exercise of the Warrants, the Company received proceeds of $6.6 million and $13.5 million, respectively. As of December 31, 2008 there were 290,006 Warrants outstanding.

Warrant Valuation: The fair value of the Warrants as at December 31, 2006 was estimated using the Cox-Rubinstein Binominal methodology and the assumptions used to calculate the fair value were the underlying stock price of $9.11, exercise price based upon the agreements, volatility of 54% based upon comparable companies, time to expiration based upon the contractual life or expected term if applicable, short-term (risk-free) interest rate based on the treasury securities with a similar expected term and no dividends being paid.

Warrant Amendment: The Company and the majority of the Warrant holders agreed to amend the exercise features of the Warrants on May 7, 2007; which agreement is binding to all Warrant holders. The Warrants, as amended, may only be exercised through physical settlement, removing the prior exercise terms which also allowed the Warrant holders at their option for a cash settlement.

As a result of the foregoing amendment, the fair value of the obligations for warrants of $9,773,007 was reclassified into permanent equity as of the amendment date since the Warrants, as amended, no longer allow net cash or net share settlement. Therefore, any future changes in the fair value of the Warrants subsequent to the amendment date are not recognized in the financial statements.

The fair value of the Warrants on the amendment date May 7, 2007 was $4.25 per Warrant. The $493,962 gain arising from the change in the fair value of the Warrants from January 1, 2007 to May 7, 2007 has been included in the consolidated statement of income for the year ended December 31, 2007.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars except for number of shares data)

14.            Restricted Cash

The Company has restricted cash related to the following transactions:

(a)
Interest Rate Swaps and Loan Covenants: During the year ended December 31, 2007, a $3,000,000 cash deposit was requested by HSH Nordbank to be placed as security deposit to secure the contractual obligations under the interest rate swap agreement (Note11) and is included in restricted cash in the balance sheet at December 31, 2007. On January 15, 2008 the HSH Nordbank interest rate swap has been novated to Commerzbank AG and such $3.0 million was released.

In addition, under the financial covenants of the loan agreements with Commerzbank AG, Bayerische Hypo-und Vereinsbank AG, Bank of Scotland plc, First Business Bank S.A, Bank of Ireland and HSH Nordbank (Note 10) the Company and its subsidiaries are required to maintain cash equivalents in an amount of no less than $500,000 per vessel. At December 31, 2007 and December 31, 2008 cash restricted as a result of the loan covenants with the above mentioned banks was $5,000,000 and $6,000,000, respectively.

(b)
Deposit:  In addition, in order for the Company to establish and operate a branch office in Greece, under the Greek governments' provision of Law 89 of 1967, as amended, in 2007 the Company entered into a guarantee of performance with the Greek Ministry of Finance. Under the guarantee, the Company is required to maintain a cash deposit of $10,000, which can only be released when the branch office no longer exists and has ceased operations. At December 31, 2007 and December 31, 2008 the cash deposit of $10,000 is included in restricted in the balance sheet.

15.            Share Based Payments

Equity incentive plan

On October 11, 2006, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive options to acquire shares of Class A Common Shares. A total of 1,500,000 shares of Class A Common Shares were reserved for issuance under the plan. The Board of Directors administers the plan. Under the terms of the plan, the Board of Directors are able to grant new options exercisable at a price per Class A Common Share to be determined by the Board of Directors but in no event less than fair market value as of the date of grant. The plan also permits the Board of Directors to award restricted shares, restricted share units, non-qualified options, stock appreciation rights and unrestricted shares.

Upon the completion of the private placement in November of 2006, the Company awarded 570,000 options and 40,000 restricted Class A Common Shares. During the year ended December 31, 2007, the Company additionally granted 46,500 restricted Class A Common Shares and then another 20,000 restricted Class A Common Shares. During the year ended December 31, 2008 the Company additionally granted 42,000 restricted Class A Common Shares, authorized 6,000 restricted Class A Common Shares to employees of Allseas, which were granted in January 2009, and cancelled 6,000 restricted Class A Common Shares. These awards are described below.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars except for number of shares data)

15.            Share Based Payments - Continued

Equity incentive plan - Continued

Total share based compensation was $1,476,717, $20,212,149 and $522,662 for the year ended December 31, 2006, 2007 and 2008, respectively

(a)            Options

During 2006, the Company granted to its officers, key employees and directors options to purchase 570,000 shares of Class A Common Shares. The options expire ten years from the grant dated and the exercise price is $12.00.

The options award included 500,000 options granted to the Company's Chairman and Chief Executive Officer (CEO) 250,000 of these options were fully vested and exercisable at the grant date and the remaining 250,000 options were fully vested and became exercisable only upon the occurrence of the initial public offering of the Company's Class A Common Shares as all other conditions were also satisfied i.e. the initial public offering raising gross proceeds of not less than $50 million and the CEO's continued service as an employee of the Company through the applicable vesting date.

The additional 61,500 options awarded to employees and directors and the 8,500 options awarded to employees of Allseas, initially vested ratably over 4 years from the grant date. On November 19, 2007, the Company's board of directors amended the vesting terms of the 61,500 options awarded to employees and directors and the 8,500 options awarded to employees of Allseas and upon the first anniversary from their grant date, on November 21, 2007, they all became vested. The Company's board of directors considered that all options should be vested upon anniversary in order to compensate the relevant option holders for the successful completion of the private placement. Upon the vesting of the 70,000 options on November 21, 2007, the total remaining amount of the unrecognized compensation cost for these options was recognized.  The options are conditioned upon the option holder's continued service as an employee of the Company, an employee of an affiliate or a director through the applicable vesting date. In the event the option holder ceases to be an employee of the Company, an employee of an affiliate, a consultant or a director, the option holder will forfeit all rights to the non-vested portion of their award.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars except for number of shares data)

15.            Share Based Payments - Continued

Equity incentive plan - Continued

(a)            Options - Continued

During the term of the options, any vested portion of the options not previously exercised may be exercised in part or in whole at any time. The administrator, the compensation committee or any other committee designated by the board of directors to administer the equity incentive plan, may accelerate the exercisability of the options at such time and under such circumstances as the administrator deems appropriate. During the year ended December 31, 2008, 37,500 options were exercised of which 7,500 options were exercised at an exercise price of $12.00 per share and the remaining 30,000 options were exchanged cashless for 12,507 Class A Common Shares.  The Company received in total $90,000 in net proceeds and 20,007 Class A Common Shares were issued from the exercise of those options. 500 options were cancelled and the number of options outstanding at December 31, 2008 was 32,000 in total.

The fair values of the options were determined on the date of grant using a Cox Rubinstein binomial option pricing model. Estimated life of options granted was estimated using the historical exercise behavior of employees, during their employment in Allseas Marine SA. Expected volatility was based on average calculated historical price volatilities of selected peer group companies using expected term (10 years of price data or most available) as range for historical daily price range. Risk free interest was based on contractual in effect at the time of grant. These options were valued based on the following assumptions: an estimated life of ten years for the 500,000 options granted to CEO and 6.25 years for 70,000 options granted to executive officers and directors, volatility of 54% for options granted during 2006, risk free interest rate of 4.58% for options granted during 2006, and zero dividend yield for options granted.

The fair value of the 500,000 options to purchase common shares granted on November 21, 2006 was $5.83 per share. The fair value of the 70,000 options to purchase common shares granted on November 21, 2006 was $4.57 per share.

The following table summarizes all stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value At Grant Date

Outstanding, December 31, 2007	70,000	$12	$4.57
Exercised	37,500	$12	$4.57
Cancelled	500	$12	$4.57
Outstanding, December 31, 2008	32,000	$12	$4.57

As of December 31, 2008, all options have vested and are outstanding and exercisable. Their weighted average remaining contractual life is 4.25 years.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars except for number of shares data)

15.            Share Based Payments - Continued

Equity incentive plan - Continued

(b)            Restricted shares

On November 21, 2006, the Company granted 31,500 of restricted Class A Common Shares to certain senior officers, directors and employees of the Company and 8,500 of restricted Class A Common Shares to employees of Allseas, with a grant date fair value of $9.11 per share,.  The restricted shares vest ratably over 4 years from the grant date and are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date.

On August 27, 2007, the Company granted 37,000 of restricted Class A Common Shares to certain senior officers, directors and employees of the Company, and 9,500 of restricted Class A Common Shares to employees of Allseas, with a grant date fair value of $15.81 per share. The restricted shares vest ratably over 2 years from the grant date and are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date.

On December 28, 2007, the Company granted 20,000 of restricted Class A Common Shares to certain senior officers, directors and employees of the Company, with a grant date fair value of $18.97 per share and authorized 6,000 of restricted Class A Common Shares to be granted to employees of Allseas. The 20,000 restricted shares vest ratably over 3 years from December 31, 2007 and are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date.

On December 28, 2007, the vesting dates of other existing restricted shares have been re-arranged and December 31 of the relevant year was agreed to be the date for the shares that vest in the second half of the year and June 30 of the relevant year was agreed to be the date for the shares that vest in the first half of the year.

Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars except for number of shares data)

15.            Share Based Payments - Continued

Equity incentive plan - Continued

(b)             Restricted shares - Continued

The Company granted 6,000 restricted shares on February 5, 2008, which vest ratably over 4 years from December 31, 2007 and are conditioned upon the option holder's continued service as an employee of Allseas through the applicable vesting date. On May 13, 2008, the Company granted 4,000 restricted Class A Common Shares to a non-executive director which vest ratably over 3 years through June 30, 2011, and are conditioned upon the option holder's continued service as a non-executive director through the applicable vesting date.  On December 19, 2008 the Company granted 32,000 restricted Class A Common Shares to directors and employees of the Company, with a grant date fair value of $4.82 per share, of which the 20,000 vest ratably over 2 years through December 31, 2010 and the 12,000 vest ratably over 3 years through December 31, 2011, and authorized 6,000 restricted Class A Common Shares to employees of Allseas, subsequently granted in January 2009, and which vest ratably over 4 years through December 31, 2012.

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

Management has selected the straight-line method with respect to the restricted shares because it considers each restricted share award to be a single award and not multiple awards, regardless of the vesting schedule. Additionally, the "front-loaded" recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case. The fair value of the restricted shares granted on November 21, 2006, was estimated by utilizing the subsequent adoption of the Black-Scholes model known as the Cox-Rubinstein Binominal methodology for Standard American Style Options and the assumptions used to calculate the fair value at the date of grant were as follows: (i) underlying stock price of $9.11; (ii) exercise price based upon the agreements; (iii) volatility of 54% based upon comparable companies; (iv) time to expiration based upon the contractual life or expected term if applicable; (v) short-term (risk-free) interest rate based on the treasury securities with a similar expected term; and (vi) no dividends being paid. The fair value of the restricted shares granted on August 27, 2007, on December 28, 2007, on February 5, 2008, on May 13, 2008 and on December 19, 2008 was estimated by taking the average of the high-low trading price of the share on the relevant grant date.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars except for number of shares data)

15.            Share Based Payments - Continued

Equity incentive plan - Continued

(b)            Restricted shares - Continued

A summary of the activity for non-vested restricted shares awards is as follows:

	Number of Shares	Weighted Average Fair Value

Non vested, December 31, 2007	106,500	$14.97
Granted	42,000	$12.24
Cancelled	(6,000)	$18.05
Vested	(49,333)	$14.53
Non vested, December 31, 2008	93,167	$14.05

The fair value of shares vested during the period and years ended 2006, 2007 and 2008 amount to respectively $10,233, $196,063, $522,662.

The remaining unrecognized compensation cost amounting to $954,948 as of December 31, 2008, is expected to be recognized over the remaining weighted average period of two years, according to the contractual terms of those restricted share awards.

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

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars except for number of shares data)

15.            Share Based Payments - Continued

Equity incentive plan - Continued

(d)            Conversion feature of Class B common shares

The Company's Class B common shares, which were all held by Innovation Holdings S.A.—an entity beneficially owned by Mr. Bodouroglou, our founder and CEO, along with family members, were automatically converted, on a one-for-one basis, into Class A Common Shares upon the successful completion of the initial public offering. The number of Class B Common Shares that were converted into Class A Common Shares was not reduced as the Company complied with its obligation to use its commercially reasonable efforts to file and cause the shelf registration statement to be declared effective on July 16, 2007 by the Securities and Exchange Commission.

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

Additionally, since the conversion of Class B common shares to Class A Common Shares only occurred upon the successful completion of the public offering raising at least $50 million in gross proceeds, the Company did not recognize any compensation expense until such public offering was completed. The compensation expense recognized during the year ended December 31, 2007, following the initial public offering completion was the maximum amount, measured as stated above, of $18.25 million.

16.            Vessel Operating Expenses

Vessel operating expenses includes the following:

	Period from Inception (April 26, 2006) to December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008

Crew wages and related costs	206,758	3,856,336	7,448,303
Insurance	117,257	1,742,863	3,105,758
Repairs and maintenance	34,131	647,753	1,182,694
Spares and consumable stores	171,565	3,335,325	6,523,509
Taxes	-	168,208	-
Miscellaneous expenses	30,144	539,855	756,111
Total	559,855	10,290,340	19,016,375

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

17.            General and Administrative Expenses

The details of general and administrative expenses are as follows:

	Period from Inception (April 26, 2006) to December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008

Share based compensation	1,476,717	20,212,149	522,662

Consulting fees	151,145	1,480,413	1,825,479

Company establishment expenses	113,008	-	-

Salaries	14,375	145,665	158,284

Bonus awards	-	3,870,007	2,388,519

Non-executive directors' remuneration	10,107	90,000	159,524

Office rent	2,110	16,914	37,380

Telecommunication expenses	7,757	35,594	38,563

Fares and traveling expenses	-	314,498	342,494

Personnel and other expenses	-	31,639	49,455

Other professional services	-	633,779	1,869,778

Directors and officers insurance		75,766	112,140

Stock market annual Fee (NASDAQ)			35,110

Other expenses	7,210	103,903	234,440

Total	1,782,429	27,010,327	7,773,828

18.            Earnings Per Share

The Company presents basic and diluted EPS for Class A Common Shares and Class B Common Shares for the period ended December 31, 2006. Following the conversion of all outstanding Class B Common Shares to Class A Common   Shares, the Company only presents basic and diluted EPS for Class A Common Shares at December 31, 2007 and 2008 as the Company has one class of common shares outstanding.

Basic EPS – Class A Common Shares - In calculating the basic EPS for our Class A Common Shares, income available to Class A Common Shares for the period to December 31, 2006, is determined by deducting from net income the portion attributable to Class B Common Shares (computed as net income multiplied by the ratio of the weighted Class A Common Shares outstanding over the sum of the weighted Class A Common Shares outstanding and of weighted Class B Common Shares outstanding). For the year ended December 31, 2007 net income allocated to the Class B Common Shares is equal to the dividends paid to the Class B common shareholder.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

18.            Earnings Per Share - Continued

Net income available to Class A Common Shares used in calculating the basic EPS for our Class A Common Shares is calculated as follows:

	Period from Inception (April 26, 2006) to December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008

Net income	461,764	4,903,736	69,229,461
Less—income allocable to Class B Common Shares	259,036	2,954,848	-
Income available to Class A Common Shares	202,728	1,948,888	69,229,461

There is no difference between the income available to our Class A Common Shares used for the computation of basic and dilutive EPS.

Basic EPS – Class B Common Shares (2006) - In calculating the basic EPS for our Class B common shares for the period from inception (April 26, 2006) to December 31, 2006, no portion of net income was allocated to Class B Common Shares as Class B Common share ability to receive dividends was contingent upon the successful completion of a qualifying initial public offering and accordingly, basic EPS for Class B common shares was nil.

Weighted Average Shares – Basic - In calculating basic EPS for our Class A Common Shares, the Company includes the effect of vested restricted shares awards and Class A Common Shares issued for exercised stock options awards and warrants from the date  they are  issued or vest .

Weighted Average Shares – Diluted - In calculating diluted earnings per share the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS for our Class A Common Shares, the following dilutive securities are included in the shares outstanding unless their effect is anti- dilutive:

•	Unvested restricted shares outstanding under the Company's Stock Incentive Plan
•	Class A Common Shares issuable upon exercise of the Company's outstanding warrants.
•           Class A Common Shares issuable upon exercise of the Company's outstanding options

For the period from inception (April 26, 2006) to December 31, 2006, the Company, in calculating diluted EPS for our Class A Common Shares, excluded the dilutive effect of 250,000 stock options awards, 2,299,531 warrants, and 2,003,288 Class B common shares that would vest, or would be exercisable or would be convertible to Class A Common Shares only upon the successful completion of a qualifying IPO. In addition the Company excluded other stock option awards in calculating dilutive EPS for our Class A Common Shares as of December 31, 2006, as they were anti-dilutive since their exercise price exceeded the average value of our Class A Common Shares. There were no dilutive securities for our Class B common shares for the period from inception (April 26, 2006) to December 31, 2006.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

18.            Earnings Per Share - Continued

The reconciliation of the weighted average number of Class A Common Shares outstanding used for the computation of basic EPS to the adjusted amounts for the computation of diluted EPS is as follows:

	Period from Inception (April 26, 2006) to December 31,2006	Year ended December 31, 2007	Year ended December 31, 2008
Weighted average number of Class A common shares outstanding for basic EPS	1,441,887	16,495,980	26,819,923
Weighted average number of Class A common shares outstanding for basic EPS	1,441,887	16,495,980	26,819,923
Effects of dilutive securities:
Warrants	-	850,097	160,478
Stock options	-	61,336	7,784
Restricted shares	752	31,050	21,828
Weighted average number of Class A common shares outstanding for dilutive EPS	1,442,639	17,438,463	27,010,013

19.            Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As at December 31, 2007 and 2008, the Company is not aware of any other claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

Rental expense for the period ended December 31, 2006, and the years ended December 31, 2007 and 2008 was $2,110, $16,914 and $37,380 respectively. Fixed future minimum rent commitments as of December 31, 2008, based on a Euro/U.S. dollar exchange rate of € 1.00:$1.39 and without taking into account any annual inflation increase are as follows:

For the year ending	Office Lease
December 31, 2009	34,560
December 31, 2010	34,560
December 31, 2011	34,560
September 30, 2012	25,920
Total	129,600

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

19.            Commitments and Contingencies - Continued

Future minimum charter hire receipts, based on vessels committed to non-cancelable long-term time charter contracts, (including fixture recaps) with an initial or remaining chartered period in excess of one year as of December 31, 2008, assuming 15 to 20 days off hire due to any scheduled dry-docking, net of commissions are:

For the year ending	Amount
December 31, 2009	93,756,422
December 31, 2010	81,466,875
December 31, 2011	54,660,328
December 31, 2012	11,580,469
December 31, 2013	11,548,828
December 31, 2014	2,974,219
Total	255,987,141

20.            Dividend Declaration Subsequent to Year-End

On March  17, 2009, the Company's board of directors declared a dividend of $0.05 per Class A Common Share to shareholders of record on March 30, 2009, payable on April 9, 2009, which represents a total dividend payment of $ 1.36 million.

SK 25744 0001 973805 v6