Form 20-F
period 2009-12-31
Paragon Shipping Inc.
filed 2010-03-31
CIK 1401112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2009

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

Christopher J. Thomas, +30 210 891 4615, c.thomas@paragonshipping.gr
15 Karamanli Ave., GR 166 73, Voula, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common share, $0.001 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2009, there were 51,189,033 shares of the registrant's Common Stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	o Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934.	o Yes ☒ No

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
filing requirements for the past 90 days.	x Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the
registrant was required to submit and post such files).	☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See the definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards ☐

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to
follow.	o Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
o Yes ☒ No

FORWARD-LOOKING STATEMENTS

Paragon Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements. The Company assumes no obligation to update or revise any forward-looking statements. Forward-looking statements in this annual report on Form 20-F and written or oral forward-looking statements attributable to the Company or its representatives after the date of this Form 20-F are qualified in their entirety by the cautionary statement contained in this paragraph and in other reports hereafter filed by the Company with the Securities and Exchange Commission, or the SEC.

Please note in this annual report, "we," "us," "our," and "the Company," all refer to Paragon Shipping Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the SEC.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.  Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data, which are stated in U.S. dollars, other than share and fleet data. The selected consolidated financial data in the table as of December 31, 2006, 2007, 2008 and 2009, for the period from April 26, 2006 (inception) to December 31, 2006, and for the years ended December 31, 2007, 2008 and 2009, is derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects," the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	Period from inception (April 26, 2006) to December 31, 2006(1)	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
INCOME STATEMENT DATA
Net revenue	$4,729,160	$73,185,127	$161,137,646	$152,747,121
Voyage expenses	18,970	348,452	461,265	397,657
Vessel operating expenses	559,855	10,290,340	19,016,375	20,034,664
Dry-docking expenses	—	1,184,140	2,792,710	715,308
Management fees charged by a related third party (including share based compensation of $0, $0, $0 and $762,732 in 2006, 2007, 2008 and 2009, respectively)	170,750	2,076,678	3,536,240	4,362,908
Depreciation	1,066,527	17,204,304	32,874,632	33,814,863
General and administrative expenses (including share based compensation of $1,476,717, $20,212,149, $522,662 and $2,338,959 in 2006, 2007, 2008 and 2009, respectively)	1,782,429	27,010,327	7,773,828	8,949,096
Impairment loss	—	—	—	6,005,000
Gain from vessel early redelivery	—	—	—	(800,874)
Operating income	1,130,629	15,070,886	94,682,596	79,268,499
Interest and finance costs	(951,798)	(10,328,845)	(15,840,197)	(11,379,241)
Loss on interest rate swaps	(117,965)	(1,252,736)	(11,378,999)	(3,239,236)
Interest income	404,409	997,178	1,871,099	1,049,962
Gain from the change in fair value of warrants	—	493,962	—	—
Foreign currency losses	(3,511)	(76,709)	(105,038)	(21,370)
Net income	461,764	4,903,736	69,229,461	65,678,614
Income allocable to Class B common shares	259,036	2,954,848	—	—
Income available to Class A common shares	202,728	1,948,888	69,229,461	65,678,614
Earnings per Class A common share, basic	$0.14	$0.12	$2.58	$1.69
Earnings per Class A common share, diluted	$0.14	$0.11	$2.56	$1.69
Earnings per Class B common share, basic and diluted(2)	$0.00	—	—	—
Weighted average number of Class A common shares, basic	1,441,887	16,495,980	26,819,923	38,026,523
Weighted average number of Class A common shares, diluted	1,442,639	17,438,463	27,010,013	38,026,523
Weighted average number of Class B common shares, basic and diluted	1,842,381	—	—	—
Dividends declared per Class A common shares	—	1.91	1.88	0.20
Dividends declared per Class B common shares	—	1.48	—	—

	Period from inception (April 26, 2006) to December 31, 2006(1)	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
OTHER FINANCIAL DATA Net cash from operating activities	$1,621,892	$42,769,314	$83,474,314	$80,406,754
Net cash used in investing activities	(155,355,447)	(426,493,679)	(78,072,478)	(40,500,000)
Net cash from financing activities	186,065,403	382,721,154	31,711,279	25,611,672

	As of December 31, 2006(1)	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009
BALANCE SHEET
Current assets, including cash	$33,410,044	$33,426,286	$72,274,712	$190,049,436
Total assets	188,239,859	659,472,477	742,421,254	812,692,848
Current liabilities (includes short term portion of interest rate swaps)	4,249,625	21,801,465	69,219,899	78,990,340
Long-term debt	77,437,500	309,000,000	334,335,000	270,235,000
Obligations for warrants	10,266,969	—	—	—
Deferred income	—	586,499	703,863	461,390
Interest rate swaps	—	1,370,701	5,247,391	1,467,499
Below market acquired time charters	—	51,077,602	24,483,822	5,272,801
Shareholders' equity	96,285,765	275,636,210	308,431,279	456,265,818

	Period from inception (April 26, 2006) to December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
FLEET DATA
Average number of vessels(3)	0.74	7.18	11.4	12
Available days for the fleet(4)	185	2,550	4,074	4,322
Number of vessels at end of period	4	11	12	12
Average age of fleet	9	7	8	8
Calendar days for the fleet(5)	185	2,622	4,174	4,380
Fleet utilization(6)	100%	97%	98%	99%
AVERAGE DAILY RESULTS
Vessel operating expenses(7)	$3,026	$3,925	$4,556	$4,574
Drydocking expenses(8)	—	452	669	163
Management fees(9)	923	792	847	996
General and administrative expenses(10)	9,635	10,301	1,862	2,043

(1)
The Blue Seas and the Deep Seas were delivered to our affiliated entities, Icon Shipping Limited and Elegance Shipping Limited, respectively, in October of 2006. We deem Icon Shipping Limited and Elegance Shipping Limited to be affiliates of ours because we and each of these entities are deemed to be under the common control of Innovation Holdings, S.A., which is beneficially owned by our chairman and chief executive officer, Mr. Michael Bodouroglou.  Because of this affiliation, the acquisitions of these vessels by our affiliates have been accounted for by us as a combination of entities under common control in a manner similar to pooling of interests.  Accordingly, our consolidated financial statements have been prepared as if the vessels were owned by us as of October 4, 2006 and October 12, 2006 (i.e., vessels' delivery date to Icon Shipping Inc. and Elegance Shipping Inc.), respectively.

(2)
In calculating the basic earnings per share for our Class B common shares, net income was not allocated to our Class B common shares prior to the completion of our initial public offering on August 15, 2007.  Thus, for the period ended December 31, 2006 no portion of net income was allocated to Class B common shares and accordingly, the basic earnings per share for our Class B common shares was zero.  Following the completion of our initial public offering, all Class B common shares were converted into Class A common shares on a one-for-one basis.

(3)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(4)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.

(5)
Calendar days for the fleet are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(6)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.
(9)	Daily management fees are calculated by dividing management fees payable in cash by fleet calendar days for the relevant time period.
(10)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

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

Industry Specific Risk Factors

Charter hire rates for drybulk carriers have decreased, which have continued to adversely affect our earnings.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. For example, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk carriers have reached near historically low levels in December 2008. In 2009, the Baltic Drybulk Index, or BDI, rates, a daily average of charter rates in 26 shipping routes measured on time charter and voyage basis and covering Supramax, Panamax and Capesize drybulk carriers, rose from approximately 770 in January to over 3,000 in December, after reaching a high of 4,661 in November, although they remain well below the historic highs of recent years. While we generally charter our vessels for periods ranging from one month to five years, we may be exposed to changes in spot market rates for drybulk carriers, and such changes may affect our earnings and the value of our drybulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders. The supply of and demand for shipping capacity strongly influence freight rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

If charter rates in the drybulk market decline and remain at low levels for any significant period in 2010, this could have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan agreements.

Factors that influence demand for vessel capacity include:

•           supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

·	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•           the location of regional and global exploration, production and manufacturing facilities;

•           the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•           the globalization of production and manufacturing;

•           global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•           developments in international trade;

•           changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•           environmental and other regulatory developments;

•           currency exchange rates; and

•           weather.

The factors that influence the supply of vessel capacity include:

•           the number of newbuilding deliveries;

•           port and canal congestion;

•           the scrapping rate of older vessels;

•           vessel casualties; and

·	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

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

We anticipate that the future demand for our drybulk carriers will be dependent upon economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargoes to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase and there can be no assurance that economic growth will resume or continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

While the drybulk carrier charter market has recently strengthened, it remains significantly below the high in 2008, which has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may affect our ability to comply with our loan covenants.

The abrupt and dramatic downturn in the drybulk charter market, from which we derive substantially all of our revenues, has severely affected the drybulk shipping industry and has adversely affected our business. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October alone. Over the comparable period of May through December 2008, the high and low of the Baltic Panamax Index and the Baltic Capesize Index represented a decline of 96% and 99%, respectively. During 2009, the BDI increased from a low of 772 and reached a high of 4,661 in November of 2009. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

The decline in the drybulk carrier charter market has had and may continue to have additional adverse consequences for our industry, including an absence of financing for vessels, no active secondhand market for the sale of vessels, charterers seeking to renegotiate the rates for existing time charters, and widespread loan covenant defaults in the drybulk shipping industry. Accordingly, the value of our common shares could be substantially reduced or eliminated.

An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2010. As of December 2009, newbuilding orders had been placed for an aggregate of more than 59.4% of the current global drybulk fleet, with deliveries expected during the next four years. An over-supply of drybulk carrier capacity, particularly in conjunction with the currently reduced level of demand, may result in a further reduction of charter hire rates. If such a reduction occurs during a period when the current charters for our drybulk carriers expire or are terminated, we may only be able to recharter those vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than us could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other drybulk shipping companies, our results of operations would be adversely impacted.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of the recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, further negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of the significant recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. For the year ended December 31, 2009, the growth of China's gross domestic product from the prior year ended December 31, 2008, was approximately 8.7%, compared with a growth rate of 9.6% over the same period ended December 31, 2008. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the ec onomy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts in the Middle East and the presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, the frequency of piracy incidents increased significantly, and continued at a relatively high level during 2009, particularly in the Gulf of Aden off the coast of Somalia. In November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009 upon a ransom payment of $3 million. In April 2009, the Maersk Alabama, a 17,000-ton containership not affiliated with us, was seized by Somali pirates. The ship was later released. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

The United States and other parts of the world have and continue to experience weakened economic conditions and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions and may effect changes in law or interpretations of existing laws.

The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of March 31, 2010, we had total outstanding indebtedness of $299.5 million (of principal balance) under our credit facilities.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

Our revenues are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends, if any, in the future.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker, which could affect the amount of dividends, if any, that we pay to our shareholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality has not materially affected our operating results, it could materially affect our operating results and cash available for distribution to our shareholders as dividends, if any, in the future.

Rising fuel prices may adversely affect our profits.

Upon redelivery of vessels at the end of a period time or voyage time charter, we may be obligated to repurchase the fuel (bunkers) on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. In addition, although we rarely deploy our vessels on voyage charters, fuel is a significant, if not the largest, expense that we would incur with respect to vessels operating on voyage charter. As a result, an increase in the price of fuel may adversely affect our profitability. The price and supply of fuel is volatile and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. Furthermore, fuel may become more expensive in the future, which may reduce the profitability and competitiveness of our business as compared to other forms of transportation, such as truck or rail.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•           marine disaster;

•           environmental accidents;

•           cargo and property losses or damage;

·	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•           piracy.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in our vessels being denied access to, or detained in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of the vessels that has been delivered to us is ISM Code-certified. However, if we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, our revenues may be adversely impacted.

In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

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

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

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

The operation of drybulk carriers has certain unique operational risks which could affect our earnings and cash flow.

The operation of vessels, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels' holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends, if any, in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

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

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends, if any, to our shareholders.

Company Specific Risk Factors

The market values of our vessels have decreased, which could limit the amount of funds that we can borrow under our credit facilities.

The fair market value of our vessels is related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary.

The fair market values of our vessels have generally experienced high volatility, and you should expect the market value of our vessels to fluctuate depending on a number of factors including:

•	the prevailing level of charter hire rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies and other modes of transportation;

•	the types, sizes and ages of vessels;

•	the supply and demand for vessels;

•	applicable governmental regulations;

•	technological advances; and

•	and the cost of newbuildings.

As a result of the decline in the market value of our fleet, we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all. Please see the section of this annual report entitled "The Drybulk Shipping Industry" for information concerning historical prices of drybulk carriers.

A further decrease in market values of our vessels could cause us to breach covenants in our credit facilities and adversely affect our operating results, and we may incur a loss if we sell vessels following a decline in their market value.

If the market values of our vessels decline below the current levels, we may breach some of the covenants contained in the financing agreements relating to our indebtedness at the time, including covenants in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could adversely affect our operating results.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

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

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for substantially all of our revenues, could cause us to suffer losses or otherwise adversely affect our business and ability to comply with covenants in our credit facilities.

As of March 31, 2010, we employed each of our 11 drybulk carriers under time charter agreements with an average remaining duration of approximately 30 months, with four customers representing 69.2% of our revenues for the year ended December 31, 2009. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities, such as iron ore, coal, grain, and other minor bulks. In addition, in depressed market conditions, there have been reports of charterers, including some of our charter counterparties, renegotiating their charters or defaulting on their obligations under charters, and our customers may fail to pay charter hire or attempt to renegotiate charter rates. The time charters on which we deploy a number of vessels in our fleet provide for charter rates that are significantly above market rates as of March 31, 2010. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased drybulk carrier charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities, certain of which specifically require the maintenance of minimum charter rate levels. For example, under our loan agreement with Bayerische Hypo-und Vereinsbank AG, if the charter for any of our vessels mortgaged thereunder, which are the Deep Seas, the Calm Seas and the Crystal Seas, is terminated or ceases to remain in full force and effect for any reason it would constitute an event of default under such credit facility. Under our loan agreement with HSH Nordbank, it would constitute an event of default if the charter for the vessel mortgaged thereunder, the Friendly Seas, were renegotiated such that the renegotiated net charterhire rate was insufficient to cover all payment obligations under such loan agreement, operating expenses of the vessel and all commission payments with respect to such vessel.

Our earnings may be adversely affected if we do not successfully employ our vessels.

Our strategy is to employ our vessels on fixed rate period charters, three of which expire in 2010 and four of which expire in 2011. Currently, prevailing drybulk carrier charter rates are significantly lower than those provided for in our existing charter agreements. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates are at depressed levels, we may have to employ our vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our vessels profitably to allow us to continue to pay dividends or repay our debt.

We may have to suspend the payment of cash dividends in the future as a result of market conditions and future dividends will be subject to the consent of one of our lenders and, upon receipt of such consent, will be subject to certain additional restrictions.

Currently, certain of our amended credit facilities restrict the amount of dividends we may pay during 2010 to $0.50 per share per annum and/or limit the aggregate amount of dividend payments paid with respect to 2010 to $51.2 million. We may issue additional common shares in the future, which issuances would increase our currently issued and outstanding shares on which any future dividends would be paid, thereby potentially decreasing the amount per share that we would be able to pay, assuming we obtain the required prior written consent of one of our lenders, while remaining in compliance with the aggregate dollar value limits on dividend payments in our amended credit facilities. In addition, the terms of our credit facilities contain a number of financial covenants and general covenants that require us to, among other things, maintain minimum vessel market values as a percentage of the total outstanding facility amount, minimum cash balances and insurance including, but not limited to, hull and machinery insurance in an amount at least equal to the fair market value of the vessels financed, as determined by third party valuations. We may not be permitted to pay dividends in any amount under our credit facilities if we are in default of any of these loan covenants or if we do not meet specified debt coverage ratios and minimum charter rate levels.

Further, in light of a lower charter rate environment and the significant contraction in worldwide credit markets, our board of directors, which declared a dividend of $0.05 per share for the fourth quarter of 2009, which was paid on March 12, 2010 to shareholders of record on March 1, 2010, may determine to further reduce or suspend dividend payments in the future. Our dividend policy will be assessed by the board of directors from time to time. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan agreements, may limit our ability to pay dividends in the future.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We have entered into six interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under five of our credit facilities which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2009, the fair value of our interest rate swaps was a liability of $8.3 million.

Substantial debt levels could affect our ability to pay dividends and limit our flexibility to obtain additional financing and pursue other business opportunities.

As of March 31, 2010, we had outstanding indebtedness of $299.5 million and we expect to incur additional indebtedness as we further grow our fleet as market conditions warrant. This level of debt could have important consequences to us, including the following:

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

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

We may not be able to refinance indebtedness incurred under our credit facilities, which may adversely affect our business, financial condition, results of operations and cash flows.

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

Our secured credit facilities contain restrictive covenants that may limit our liquidity and corporate activities.

In the first quarter of 2010, we entered into amendments to five of our credit facilities.

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

In addition, under these covenants, we are required to maintain minimum restricted cash equivalents ranging between $500,000 to $1,000,000 per vessel and certain pledged deposits with our lenders.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' consent when needed. This may prevent us from taking actions that are in our shareholders' best interest.

The current low drybulk charter rates and drybulk vessel values and any future declines in these rates and values have affected and will affect our ability to comply with various covenants in our credit facilities.

Our credit facilities, which are secured by mortgages on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there is a minimum equity ratio requirement that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective credit facility. The market value of drybulk vessels is sensitive, among other things, to changes in the drybulk charter market, with vessel values deteriorating in times when drybulk charter rates are falling and improving when charter rates are anticipated to rise. The current low in charter rates in the drybulk market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk vessel values, including the vessels in our fleet. A continuation of these conditions would lead to a further significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance, we would have to further reduce or eliminate our dividend, sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the value of our vessels further deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

During the first quarter of 2010, we entered into amendments to our credit facilities. The amendments that we agreed to enter into amend certain financial covenants, such as the security maintenance coverage ratios, market adjusted net worth requirements and indebtedness to total capitalization ratios contained in the applicable credit facilities. If the current low charter rates in the drybulk market and low vessel values continue, we may not be in compliance with these covenants, and would have to seek waivers of compliance from our lenders and/or raise additional funds through asset sales, equity infusions or similar transactions. In addition, the market adjusted net worth and ratio of aggregate outstanding indebtedness to total capitalization/market value adjusted total assets under one of our credit facilities have not been suspended but are temporarily based on the book value of our vessels mortgaged thereunder, which we believe is currently higher than the charter free market value of such vessels. Accordingly, if we were to record an impairment to the value of such vessels due to further decreases in market values, we may be unable to comply with such amended financial covenants. Our amended loan agreements contain additional restrictions, including the requirement that we obtain the prior written consent of one of our lenders before paying any dividends and caps the per share and aggregate dividend that we may pay with respect to 2010 pursuant to the terms of certain of our other credit facilities, and in some cases require the maintenance of minimum charter rate levels.

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

We may have difficulty effectively managing our planned growth, which may adversely affect our ability to pay dividends.

Since the completion of our initial public offering in August 2007, we have increased the size of fleet from six drybulk carriers to 11 drybulk carriers. The addition of these vessels to our fleet has resulted in a significant increase in the size of our fleet and imposes significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

Our future growth will primarily depend on our ability to:

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	integrating any acquired vessels successfully with our existing operations;

•	enhance our customer base;

•	manage our expansion; and

•	obtain required financing on acceptable terms.

We may not be successful in executing our growth plans and we may incur significant expenses and losses in connection with our future growth. If we are not able to successfully grow the size of our company or increase the size of our fleet, our financial condition, results of operations, and our ability to pay dividends may be adversely affected.

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

We are dependent on Allseas for the commercial and technical management our fleet, and the failure of Allseas to satisfactorily perform its services may adversely affect our business.

The only employees we currently have are Mr. Bodouroglou, our chief executive officer, George Skrimizeas, our chief operating officer, Christopher Thomas, our chief financial officer, and Maria Stefanou, our internal legal counsel and corporate secretary, and we currently have no plans to hire additional employees. As we subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas' services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against Allseas if it defaults on its obligations to us, you will have no recourse directly against Allseas. Further, we expect that we will need to seek approval from our lenders to change our commercial and technical manager.

Since Allseas is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential problems that might affect Allseas that could have a material adverse effect on us.

The ability of Allseas to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Allseas' financial strength, and because it is privately held, it is unlikely that information about its financial strength would become public unless Allseas began to default on its obligations. As a result, an investor in our shares might have little advance warning of problems affecting Allseas, even though these problems could have a material adverse effect on us.

Our chairman and chief executive officer has affiliations with Allseas which may create conflicts of interest.

Our chairman and chief executive officer is the beneficial owner of all of the issued and outstanding capital stock of Allseas. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Allseas, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus vessels managed by other companies affiliated with Allseas and Mr. Bodouroglou. Allseas may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits. While Allseas does not currently provide management services to vessels other than the ones in our fleet, entities affiliated with Mr. Bodouroglou may acquire vessels that may compete with our vessels in the future. Mr. Bodouroglou granted to us a right of first refusal over future vessels that he or entities affiliated with him may seek to acquire in the future. However, we may not exercise our right to acquire all or any of these vessels in the future, and such vessels may compete with our fleet. These conflicts of interest may have an adverse effect on our results of operations.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

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

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.

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

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

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

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

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

Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and cash flow.

The aging of our fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current fleet consists of seven Panamax drybulk carriers, two Handymax drybulk carriers and two Supramax drybulk carriers with an aggregate capacity of approximately 719,483 dwt and a weighted average age of eight years as of March 31, 2010. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton which has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels profitably during the remainder of their useful lives.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

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

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under section 883 of the Code, or Section 883, and the Treasury Regulations promulgated thereunder.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would no longer qualify for exemption under Section 883 for a particular taxable year if shareholders with a 5% or greater interest in the our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances with regard to our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to the tax exemption under Section 883 for any taxable year, we or our subsidiaries would be subject during those years to a 4% U.S. federal income tax on our gross U.S. source shipping income (without allowance for deduction) under section 887 of the Code. The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce, or are held for the production of, those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income."

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. We believe there is substantial legal authority supporting our position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. shareholders make an election available under the Code (which election could itself have adverse consequences for such U.S. shareholders), such U.S. shareholders would be liable to pay U.S. federal income tax at the then prevailing U.S. federal income tax rates on ordinary income plus interest upon "excess distributions" and upon any gain from the disposition of our common shares, as if such "excess distribution" or gain had been recognized ratably over the U.S. shareholder's holding period of our common shares. See the section entitled "Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant U.S. Federal Income Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Our Liberian subsidiaries may not be exempt from Liberian taxation which would materially reduce our net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001, or the New Act. In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of non-resident Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from income tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

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

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, if any, in the future.

We are a holding company and our subsidiaries, which are wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments, if any, in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends. In addition, the declaration and payment of dividends, if any, in the future will depend on the provisions of Marshall Islands law affecting the payment of dividends. Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend and dividends may be declared and paid out of our operating surplus. Our ability to pay dividends, if any, in the future will also be subject to our satisfaction of certain financial covenants contained in our credit facilities and amendments and waivers related thereto. We may be unable to pay dividends in the anticipated amounts or at all. Currently, one of our amended credit facilities requires that we obtain the prior written consent of the lender before paying any dividend, and certain of our other amended credit facilities restrict the amount of dividends we may pay during 2010 to $0.50 per annum and/or limit the aggregate amount of dividend payments paid with respect to 2010 to $51.2 million.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels. If we are unable to do so, those systems may become ineffective, which could adversely affect our financial performance and reduce the amount of cash available for distribution as dividends to our shareholders.

Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agent encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends, if any, to our shareholders may be reduced.

Because our seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

As of March 31, 2010, our vessel owning subsidiaries employ approximately 230 seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. These agreements may not prevent labor interruptions. Any labor interruption could disrupt our operations and harm our financial performance.

If Allseas is unable to perform under its vessel management agreements with us, our results of operations may be adversely affected.

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

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels.

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

It may not be possible for investors to enforce U.S. judgments against us.

We and all our subsidiaries are incorporated in jurisdictions outside the United States and substantially all of our assets and those of our subsidiaries are located outside the United States. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

Risks Relating to Our Common Shares

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future.

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

Our common shares have been trading below $5.00 per share, and the last reported sale price on the NYSE on March 31, 2010 was $4.66 per share. As long as the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use our common shares as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares. In addition, in order to maintain the listing of our common shares on the NYSE, our stock price will need to comply with the NYSE's minimum share price requirements.

The public market may not continue to be active and liquid enough for you to resell our common shares in the future.

The price of our common shares may be volatile and may fluctuate due to factors such as:

• •	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry; mergers and strategic alliances in the drybulk shipping industry;

•	market conditions in the drybulk shipping industry;

•	changes in government regulation;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The drybulk shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile.

We may not be able to raise equity and debt financing sufficient to meet our capital and operating needs and to comply with our loan covenants, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We cannot assure you that the net proceeds from any future equity offering or debt financing would be sufficient to satisfy our capital and operating needs and enable us to comply with our various debt covenants. In such case, we may not be able to raise additional equity capital or obtain additional debt financing or refinance our existing indebtedness, if necessary. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

Since we are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law, you may have more difficulty protecting your interests than shareholders of a U.S. corporation.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantial body of case law.

Our chairman and chief executive officer and Innovation Holdings, which is beneficially owned by our chairman and chief executive officer and members of his family, collectively hold approximately 16.0% of our total outstanding common shares which enables considerable control over matters on which our shareholders are entitled to vote.

As of March 31, 2010, Mr. Michael Bodouroglou, our President and chief executive officer, beneficially owns 8,190,405 shares, or approximately 16.0% of our outstanding common shares, the vast majority of which is held indirectly through entities over which he exercises sole voting power. Please see Item 7.A. "Major Stockholders." While Mr. Bodouroglou and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of our common shares that they own, they effectively control the outcome of matters on which our shareholder are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

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

These anti-takeover provisions, including provisions of our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Item 4.   Information on the Company

A.           History and development of the Company

Paragon Shipping Inc. is a Marshall Islands company formed on April 26, 2006. Our executive offices are located at 15 Karamanli Ave, GR 166 73, Voula, Greece. Our telephone number at this address is +30 210 891 4600. Allseas is responsible for all commercial and technical management functions for our fleet. Allseas is an affiliate of our chairman and chief executive officer, Mr. Michael Bodouroglou.

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Our current fleet consists of seven Panamax drybulk carriers, two Handymax drybulk carriers and two Supramax drybulk carriers with an aggregate capacity of approximately 719,483 dwt and a weighted average age of eight years as of December 31, 2009. Since inception, we grew our fleet to four drybulk carriers by December 31, 2006. During 2007 and 2008, we took delivery of seven and one vessel, respectively, and sold one vessel in January 2010, resulting in our current fleet of 11 vessels.

We concluded a private placement in November 2006 pursuant to which we issued a total of 9,062,000 Class A common shares, which we also refer to as our "common shares," and 1,849,531 warrants to purchase Class A common shares to certain institutional investors, and issued an additional 2,250,000 Class A common shares and 450,000 warrants to purchase Class A common shares to Innovation Holdings, S.A., or Innovation Holdings, an entity beneficially owned by our chairman and chief executive officer, Mr. Michael Bodouroglou. In addition, we issued 2,003,288 Class B common shares to Innovation Holdings at the time of our private placement in November 2006. On July 16, 2007 a registration statement on Form F-1 (Registration No. 333-143481) covering the resale of 11,097,187 of our Class A common shares and 1,849,531 of our warrants was declared effective by the SEC.

On August 15, 2007, we completed our initial public offering of 10,300,000 Class A common shares and on September 13, 2007, issued 697,539 Class A common shares upon the partial exercise of the over-allotment option granted to the underwriters of our initial public offering. Those offerings generated $175,960,624 in gross proceeds at an offering price of $16.00 per share, before deduction of underwriters' commissions and expenses of $11,437,440. In addition, certain selling shareholders sold an aggregate of 318,728 Class A common shares in the over-allotment option at the same price per share. Following our initial public offering, all the 2,003,288 Class B common shares were converted into Class A common shares on a one-for-one basis. Our common shares commenced trading on the Nasdaq Global Market under the symbol "PRGN" on August 10, 2007. On August 21, 2008, a shelf registration statement (Registration No. 333-152979) covering the sale of $250,000,000 of our securities and 5,283,288 of our common shares by certain selling shareholders that were previously acquired in private transactions was declared effective by the SEC. On April 15, 2009, we entered into a Controlled Equity Offering Sales Agreement, or the Sales Agreement, with Cantor Fitzgerald & Co. as sales agent, and on the same date we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of up to 10,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. On June 4, 2009, we entered into an amendment to the Sales Agreement to sell a further 10,000,000 common shares from time to time through Cantor Fitzgerald & Co., as agent, and on June 5, 2009, we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of these 10,000,000 common shares. On February 5, 2010, an amendment to the shelf registration statement (Registration No. 333-164370) covering the sale of $500,000,000 of our securities and 9,214,206 of our common shares by certain selling shareholders that were previously acquired in private transactions was declared effective by the SEC. On March 24, 2010, our common shares commenced trading on the NYSE and stopped trading on the Nasdaq Global Market.

As of March 31, 2010, we had a total of 51,233,033 common shares issued and outstanding.

In October and December 2006, we entered into purchase agreements for the initial six Panamax and Handymax drybulk carriers of our fleet, for an aggregate purchase price of $210.35 million, excluding certain pre-delivery expenses. These six vessels were delivered to us in December 2006 and January 2007, and funded with the net proceeds of our private placement and the sale of Class A common shares and warrants to Innovation Holdings, together with drawings under our senior secured credit facility. In July 2007, we entered into an agreement to purchase three additional drybulk carriers, one Supramax and two Panamax, for an aggregate purchase price of $180.9 million, excluding certain pre-delivery expenses, which we funded with the net proceeds of our initial public offering in August 2007 and with drawings under the revolving bridge loan facility with Commerzbank AG. These three vessels were delivered to us in August and September, 2007. In October 2007, we entered into purchase agreements for two additional Panamax drybulk carriers for an aggregate purchase price of $178.0 million, which we funded with drawings under our existing credit facilities. These two vessels were delivered to us in November and December 2007, respectively. In June 2008, we entered into a purchase agreement for one additional Supramax drybulk carrier for an aggregate purchase price of $79.3 million, which we funded with drawings under our credit facility with HSH Nordbank. This vessel was delivered to us in August, 2008. On January 14, 2010, we sold our Handymax drybulk carrier Blue Seas for $18.3 million to an unrelated party.

B.           Business overview

As of March 31, 2010, our fleet consisted of seven Panamax drybulk carriers, two Handymax drybulk carriers and two Supramax drybulk carriers.

The following table presents certain information concerning the drybulk carriers in our fleet as of March 31, 2010:

Vessel Name	Vessel Type	Year Built	Charterer Name	Gross Charter Rate(1)	Re-Delivery from Charterer(2)
					Earliest	Latest

Clean Seas(3)	Handymax	1995	Cosco Bulk Carrier	17,250	Jan. 2011	Mar. 2011
Crystal Seas(4)	Handymax	1995	Cosco Bulk Carrier	33,000	Aug. 2011	Nov. 2011
Deep Seas	Panamax	1999	Morgan Stanley	15,000	Sept. 2011	Dec. 2011
Calm Seas(5)	Panamax	1999	Great Pacific Navigation	26,000	Mar. 2010	Apr. 2010
Kind Seas	Panamax	1999	Deiulemar Shipping	45,500	Nov. 2011	Feb. 2012
Sapphire Seas(6)	Supramax	2005	Korea Line Corp.	22,750	May 2010	Jul. 2010
Pearl Seas(7)	Panamax	2006	Korea Line Corp.	37,300	Aug. 2011	Oct. 2011
Diamond Seas(8)	Panamax	2001	Eastern Ocean Transportation(9)	27,500	May 2010	July 2010
Coral Seas	Panamax	2006	Intermare Transport	15,775	Feb. 2012	May 2012
Golden Seas(10)	Panamax	2006	Deiulemar Shipping	43,500	Sep. 2011	Nov. 2011
Friendly Seas	Supramax	2008	Deiulemar Compagnia	33,750	Apr. 2014	Aug. 2014

(1)	Daily charter hire rates in this table do not reflect commissions which are payable by us to third party chartering brokers and Allseas ranging from 1.25% to 6.25%, including the 1.25% to Allseas.

(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon termination of the charter.

(3)
On April 15, 2009, we entered into an agreement with Cosco Bulk Carrier Co. Ltd. to extend the current employment of the Clean Seas for a period of 12 to 14 months commencing on January 4, 2010, at a gross daily charter rate of $17,250 and a commission of 6.25%. The vessel was delivered to its current charterers on January 25, 2009.

(4)
On April 15, 2009, we agreed with Cosco Bulk Carrier Co. Ltd. to reduce the gross daily charter rate for Crystal Seas to $23,000 per day for the period commencing May 1, 2009, and ending December 31, 2009. As of January 1, 2010, the daily charter rate returned to its original level of $33,000 per day and will be payable until the expiration of the charter period.

(5)
On June 29, 2009, we agreed with Intermare Transport GMBH to enter into a new time charter agreement regarding the next employment of Calm Seas at a gross daily rate of $15,775 for a period of 23 to 26 months, and a commission of 6.25%. The time charter was agreed to commence between January 2010 and April 2010, and to expire between December 2011 and July 2012.

(6)
The daily charter rate for Sapphire Seas decreased to $22,750 as of June 24, 2009. On November 4, 2009, we agreed with STX Panocean (U.K.) Co. Ltd. to enter into a new time charter agreement for Sapphire Seas. The time charter is for a period of approximately 23 to 25 months at a gross daily charter rate of $13,700 and it will commence after the expiration of the current time charter to Korea Line Corporation.

(7)
On June 22, 2009, we agreed with Korea Line Corporation to reduce the gross daily charter rate for Pearl Seas to $37,300 per day from June 23, 2009, until the expiration of the charter period. We also agreed to extend the current employment of Pearl Seas for an optional period (at our option) of 26 to 28 months commencing on August 11, 2011, at a gross daily charter rate of $32,500 and a commission of 6.25%. In case the Panamax spot market increases above $32,500 per day (based on the previous quarterly average of the BPI), then an additional amount above such level shall be shared equally between us and the charterer. The time charter commenced on September 11, 2008, and assuming all extension options are exercised it will expire between October, 2013 and December, 2013.

(8)
On October 20, 2009, we agreed with Bunge S.A. to enter into a new time charter agreement regarding the next employment of Diamond Seas on a period time charter for 23 to 25 months at a gross daily rate of $16,250. Bunge S.A. also has the option to charter the vessel for a further 11 to 13 months at a gross daily rate of $18,500 during the option period. This contract is scheduled to commence between April and July 2010, after the expiration of the present charter.

(9)
On November 19, 2009, we entered into a novation agreement between existing charterers Vespucci Marine and new charterers Eastern Ocean Transportation Co. Ltd. whereby as from November 21, 2009, Eastern Ocean Transportation Co. Ltd. would take over all the responsibilities of the charter party dated March 12, 2007.

(10)
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

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where U.S., European Union or United Nations sanctions have been imposed.

Management of Our Fleet

Allseas is responsible for the technical and commercial management of our vessels. Technical management services include arranging for and managing crews, maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Commercial management services include chartering, monitoring various types of charters, such as time charters and voyage charters, monitoring the performance of our vessels, the sale and purchase of vessels, and finance and accounting functions. Allseas, which is based in Athens, Greece, was formed in 2000 as a ship management company and currently provides the commercial and technical management for our 11 drybulk carriers. We believe that Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. Allseas is 100% owned and controlled by Mr. Michael Bodouroglou, our chairman and chief executive officer.

Pursuant to separate management agreements that we have entered into with Allseas for each of our vessels, the terms of which have been approved by our independent directors, we are obligated to pay Allseas a technical management fee of $650 (based on a U.S. dollar/Euro exchange rate of 1.268:1.00) per vessel per day on a monthly basis in advance, pro rata for the calendar days the vessel is owned by us. The management fee is adjusted quarterly based on the U.S. dollar/Euro exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. For the first quarter in 2009, the management fee was $783 per day, for the second quarter in 2009 it was $746 per day, for the third quarter in 2009 it was $773 per day and for the fourth quarter in 2009 it was $803 per day. The management fee increased to $811 per day as of January 1, 2010, commensurate with inflation on an annual basis, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. In 2009, an amount of $200,000 was paid to Allseas for legal and accounting services that were provided throughout the year and were not covered by the management agreements mentioned above. We also pay Allseas a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Allseas also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf, with the exception of the two vessels in our fleet that we acquired from entities affiliated with our chairman and chief executive officer. Furthermore, we have entered into a compensation agreement with Allseas whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with a sum equal to three years of management fees and commissions, based on the fleet at the time of termination. In addition a sum of Euro 3 million will be paid to Allseas immediately on the date of such termination. Additional drybulk carriers that we may acquire in the future may be managed by Allseas or unaffiliated management companies. During 2009, we incurred $4.3 million in management fees and $1.8 million and $0 in chartering and vessel commissions, respectively. A historical breakdown of the amounts incurred is presented in the following table.

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Commissions	$5,013,442	$2,560,790	$1,776,959
Management fees	2,076,678	3,536,240	4,362,908

Total	$7,090,120	$6,097,030	$6,139,867

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

Our Customers

Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. Our largest customer is Korea Line Corp. and our other customers include Bunge S.A., Morgan Stanley, Eastern Ocean Transportation Co. Ltd, Great Pacific Navigation, Intermare Transport GMBH, Cosco Bulk Carrier Co. Ltd., Deiulemar Shipping S.P.A., Deiulemar Compagnia di Navigazione S.P.A. and STX Panocean Co. Ltd. For the year ended December 31, 2009, approximately 69.2% of our revenue was derived from four charterers who individually accounted for more than 10% of our time charter revenue, as follows:

Customer	Year ended December 31, 2009
Bunge S.A.	12.7%
Korea Line Corp.	26.9%
Deiulemar Shipping S.A.	18.7%
Cosco Bulk Carriers Ltd	10.9%

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

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for drybulk carrier capacity, we believe that drybulk carriers can be the most versatile element of the global shipping fleets in terms of employment alternatives. Drybulk carriers seldom operate on round trip voyages. Rather, the norm is triangular or multi-leg voyages. Hence, trade distances assume greater importance in the demand equation.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Allseas arranges our charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with other owners of drybulk carriers, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of drybulk carriers is highly fragmented and is divided among publicly listed companies, state controlled owners and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (Nasdaq: DRYS), Excel Maritime Carriers Ltd. (NYSE: EXM), Eagle Bulk Shipping Inc. (Nasdaq: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Holdings Inc. (Nasdaq: BULK), OceanFreight Inc. (Nasdaq: OCNF), Star Bulk Inc. (Nasdaq: SBLK) and Safe Bulkers Inc. (NYSE: SB).

In the future, entities affiliated with our chairman and chief executive officer may seek to acquire drybulk carriers. One or more of these vessels may be managed by Allseas and may compete with the vessels in our fleet. Mr. Bodouroglou and entities affiliated with him, including Allseas, might be faced with conflicts of interest with respect to their own interests and their obligations to us. Mr. Bodouroglou has entered into an agreement with us pursuant to which he and the entities which he controls will grant us a right of first refusal on any drybulk carrier that these entities may acquire in the future.

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

Seasonality

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

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administrations (countries of registry) and charterers. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or authorizations could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

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

The laws and regulations discussed below may not constitute a comprehensive list of all such laws and regulations that are applicable to the operation of our vessels.

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

In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments enter into force on July 1, 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

In March 2010, the IMO accepted the proposal by the United States and Canada to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments, which will subject ocean-going vessels in these areas to stringent emissions controls and may cause us to incur additional costs. The jurisdictions in which our vessels operate may adopt more stringent emissions standards independent of the IMO.

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

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the nations signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, the number of states adopting the BWM Convention is not sufficient for the convention to enter into force.

Although the United States is not a party, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.90 million (4.54 million SDR) plus $965 (635.38 SDR) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to $137.30 million (90.40 million SDR). As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates of 0.658427 SDR per U.S. dollar on March 29, 2010. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will be adequate to cover any potential liability under the CLC.

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

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, lead to decreases in available insurance coverage for affected vessels or result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificate will be maintained.

The IMO continues to review existing regulations and propose new regulations. It is impossible to predict what additional regulations, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and related assessment costs;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $854,400 (subject to possible adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guarantee. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances or ballast water in U.S. navigable waters, unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations originally adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and in 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010. In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations, expected to be finalized in March 2010, regulating the emission of greenhouse gases from motor vehicles and stationary sources. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Risk of Loss and Liability Insurance

General

The operation of any drybulk vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the U.S. exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market.

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

C.           Organizational structure

Paragon Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed on Exhibit 8.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2009.

D.           Property, plants and equipment
We do not own any real property. We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd, a company beneficially owned by our chief executive officer.

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

A.           Operating results

We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide drybulk shipping services worldwide. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007. Our current fleet consists of seven Panamax drybulk carriers, two Handymax drybulk carriers and two Supramax drybulk carriers with an aggregate capacity of approximately 719,483 dwt and a weighted average age of eight years as of March 31, 2010. Since inception, we grew our fleet to four drybulk carriers by December 31, 2006. During 2007 and 2008, we took delivery of seven and one vessel, respectively, and sold one vessel in January 2010, resulting in our current fleet of 11 vessels.

Allseas is responsible for all commercial and technical management functions for our fleet. Allseas is an affiliate of our chairman and chief executive officer, Mr. Michael Bodouroglou.

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, such as the administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

·	fluctuations in foreign exchange rates.

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

Drydocking Expenses

We account for drydocking costs using the direct expense method as we believe that this method eliminates the significant amount of time and subjectivity that is needed to determine which costs and activities related to drydocking should be deferred.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value.

Management Fees

We pay Allseas management fees that are adjusted according to the management agreements based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter. For the years ended December 31, 2007, 2008 and 2009, an additional amount of $250,000, $200,000 and $200,000, respectively, was paid to Allseas for legal, accounting and finance services that were provided throughout the relevant year and were not covered under the management agreements mentioned above.

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

General and Administrative Expenses

General and administrative expenses include share based compensation that had a major impact in general and administrative expenses both in 2008 and 2009. In addition, general and administrative expenses include the cost of remuneration to directors and officers, a bonus award for executive officers, other professional services, fares and traveling expenses, directors and officers insurance and other expenses for our operations.

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries relating to the acquisition of our vessels. We have incurred financing costs and we also expect to incur interest expenses under our future credit facilities in connection with debt incurred to finance future acquisitions, as market conditions warrant.

YEAR ENDED DECEMBER 31, 2009 COMPARED TO YEAR ENDED DECEMBER 31, 2008

The average number of vessels in our fleet was 12.0 for the year ended December 31, 2009, compared to 11.4 in the year ended December 31, 2008. The following analysis exhibits the primary driver of differences between these periods.

•
Time charter revenue—Time charter revenue, for the year ended December 31, 2009, was $161.1 million, compared to $169.3 million for the year ended December 31, 2008. The decrease in time charter revenue reflects principally the decrease in the amortization of below and above market acquired time charters from $26.6 million for the year ended December 31, 2008, to $18.6 million for the year ended December 31, 2009. This decrease was partially offset by the increase in the average number of vessels in our fleet from 11.4, for the year ended December 31, 2008, to 12.0 for the year ended December 31, 2009, and a corresponding increase in the number of calendar days of our fleet from 4,174, for the year ended December 31, 2008, to 4,380 for the year ended December 31, 2009. After deducting commissions of $8.4 million, we had net revenue of $152.7 million, for the year ended December 31, 2009, compared to $161.1 million net revenue after deducting commissions of $8.2 million for the year ended December 31, 2008. The increase in commissions, for the year ended December 31, 2009, compared to commissions for the year ended December 31, 2008, is mainly due to the increase in the average number of vessels and the number of calendar days of our fleet, stated above. The charter rates earned by the vessels may be affected in the future following expiration of current charters if the current weak environment persists or worsens.

•
Voyage expenses—Voyage expenses exclude commissions and primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, for the year ended December 31, 2009, amounted to $0.4 million, compared to $0.5 million for the year ended December 31, 2008.

•
Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, for the year ended December 31, 2009, amounted to $20.0 million, or approximately $4,574 per day, compared to $19.0 million, or approximately $4,556 per day for the year ended December 31, 2008, as a result of the increase in the average number of vessels in our fleet, for the year ended December 31, 2009, compared to the year ended December 31, 2008 and the corresponding increase in the number of calendar days of our fleet.

•
Dry-docking expenses—We incurred an aggregate of $0.7 million in dry-docking expenses, for the year ended December 31, 2009, compared to $2.8 million in dry-docking expenses for the year ended December 31, 2008, due to one vessel that underwent dry-docking in 2009 compared to three vessels in 2008. The effect in net income was the dry-docking cost of $0.7 million or $0.02 per share, basic and diluted and $2.8 million or $0.10 per share, basic and diluted for the year ended December 31, 2009 and December 31, 2008, respectively.

•
Management fees charged by a related party— We incurred an aggregate of $4.4 million in management fees, for the year ended December 31, 2009, compared to $3.5 million in management fees for the year ended December 31, 2008, reflecting share based compensation recorded of $0 and $762,732 for the year ended December 31, 2008 and 2009, respectively, and the increase in the average number of vessels in our fleet, for the year ended December 31, 2009, compared to the year ended December 31, 2008, and the corresponding increase in the number of calendar days of our fleet, as well as the adjustment to the management fee per day per vessel in line with the management agreement. The share based compensation recorded for the year ended December 31, 2009, relates to the sale of shares in 2009 to Allseas at below market value. We paid Allseas an average management fee of $776 and $795 per day per vessel during the year ended December 31, 2009 and 2008, respectively.

•
Depreciation—Depreciation of vessels, for the year ended December 31, 2009, amounted to $33.8 million, compared to $32.9 million for the year ended December 31, 2008, reflecting the increase in the average number of vessels in our fleet for the year ended December 31, 2009, compared to the year ended December 31, 2008 and the corresponding increase in the number of calendar days of our fleet.

•
General and administrative expenses—General and administrative expenses, for the year ended December 31, 2009, were $8.9 million, including share-based compensation of $2.3 million, compared to $7.8 million general and administrative expenses, including the share-based compensation of $0.5 million, for the year ended December 31, 2008. The $1.1 million increase in general and administrative expenses relates mainly to the $1.8 million increase in share-based compensation. In addition, the increase in general and administrative expenses is also due to the increase in the bonus awards by $0.3 million, which was offset by the decreased cost by $0.7 million for professional services and other related costs incurred in connection with publicly listed company requirements, a decrease in other expenses for officers and directors by $0.1 million for travel and insurance and the remaining balance of $0.2 million relates to a decrease in other general and administrative expenses for the year ended December 31, 2009.

•
Impairment loss—For the year ended December 31, 2009, an impairment loss of $6.0 million was recorded as a result of the Company's intention to sell the MV Blue Seas in June 2009. Due to the change in circumstances, the impairment test performed indicated that the carrying amount of the asset may not be recoverable from its sale. No impairment was recorded in 2008.

•
Gain from vessel early redelivery—For the year ended December 31, 2009, gain from vessel early redelivery was $0.8 million, which consists of a cash compensation of $0.3 million that we received due to an early termination of a period time charter and a gain of $0.5 million, which relates to the unamortized fair value of below market acquired time charter on the vessel redelivery date as a result of the early termination.

•
Interest and finance costs—Interest and finance costs, for the year ended December 31, 2009, were $11.4 million, compared to $15.8 million for the year ended December 31, 2008, resulting primarily from the decrease in the outstanding indebtedness incurred due to loan repayment schedule, coupled with the lower average interest rates incurred in 2009.

•
Loss on interest rate swaps—Loss on interest rate swaps, for the year ended December 31, 2009, of $3.2 million consists of unrealized gain of $3.4 million, representing a gain to record at fair value six interest rate swaps, for the year ended December 31, 2009, and realized expenses of $6.6 million incurred during the year ended December 31, 2009. Loss on interest rate swaps, for the year ended December 31, 2008, of $11.4 million consists of unrealized loss of $10.3 million, representing a loss to record at fair value six interest rate swaps, for the year ended December 31, 2008, and realized expenses of $1.1 million incurred during the year ended December 31, 2008.

•
Interest income—Interest income, for the year ended December 31, 2009, was $1.0 million, compared to $1.9 million for the year ended December 31, 2008, reflecting the lower interest rates on interest bearing accounts, offset in part by the differences in the average amount of cash on hand that was held in such deposits.

•	Net income—As a result of the above factors, net income for the year ended December 31, 2009, was $65.7 million, compared to $69.2 million net income for the year ended December 31, 2008.

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

•
Time charter revenue—Time charter revenue, for the year ended December 31, 2008, was $169.3 million, compared to $76.7 million for the year ended December 31, 2007. The increase in time charter revenue reflects principally the increase in the average number of vessels in our fleet from 7.18, for the year ended December 31, 2007, to 11.4 for the year ended December 31, 2008, and a corresponding increase in the number of calendar days of our fleet from 2,622, for the year ended December 31, 2007, to 4,174 for the year ended December 31, 2008. In addition, the amortization of below and above market acquired time charters increased total net revenue by $26.6 million for the year ended December 31, 2008, compared to $8.4 million for the year ended December 31, 2007. After deducting commissions of $8.2 million, we had net revenue of $161.1 million, for the year ended December 31, 2008, compared to $73.2 million net revenue after deducting commissions of $3.5 million for the year ended December 31, 2007. The increase in commissions, for the year ended December 31, 2008, compared to commissions for the year ended December 31, 2007, is mainly due to the increase in the average number of vessels and the number of calendar days of our fleet, stated above. The charter rates earned by the vessels may be affected in the future following expiration of current charters if the current weak environment persists or worsens.

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

•
Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, for the year ended December 31, 2008, amounted to $19.0 million, or approximately $4,556 per day, compared to $10.3 million, or approximately $3,925 per day, for the year ended December 31, 2007, as a result of the increase in the average number of vessels in our fleet, for the year ended December 31, 2008, compared to the year ended December 31, 2007 and the corresponding increase in the number of calendar days of our fleet. Vessel operating expenses also including manning agency expenses charged by a related party of $122,143 and $93,464, for the year ended December 31, 2008 and 2007, respectively.

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

•
Management fees charged by a related party— We incurred an aggregate of $3.5 million management fees, for the year ended December 31, 2008, compared to $2.1 million in management fees, for the year ended December 31, 2007, reflecting the increase in the average number of vessels in our fleet, for the year ended December 31, 2008, compared to the year ended December 31, 2007 and the corresponding increase in the number of calendar days of our fleet, as well as the adjustment to the management fee per day per vessel in line with the management agreement. We paid Allseas an average management fee of $795 and $693 per day per vessel during the year ended December 31, 2008 and 2007, respectively.

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

B.            Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet in the future, maintenance costs to ensure the quality of our drybulk carriers, compliance with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on loan facilities, and, with the discretion of our board of directors and subject to the consent of our lenders, pay dividends to our shareholders. If we do not acquire any additional vessels beyond our current fleet, we believe that our forecasted operating cash flows will be sufficient to meet our liquidity needs for the next 12 to 24 months assuming the charter market does not deteriorate. If we do acquire additional vessels, we will rely on additional borrowings under credit facilities that we would seek to enter into, proceeds from future equity offerings and revenues from operations to meet our liquidity needs going forward. On April 15, 2009, we entered into the Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of up to 10,000,000 common shares from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. On June 4, 2009, we entered into an amendment to the Sales Agreement to sell a further 10,000,000 common shares from time to time through Cantor Fitzgerald & Co., as agent, and on June 5, 2009, we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of the additional 10,000,000 common shares. All 20,000,000 common shares have been sold under the Controlled Equity Offerings, with aggregate net proceeds to us amount to approximately $83.75 million.

As of March 31, 2010, we had approximately $299.5 million of outstanding indebtedness, of which $ 37.2 million is payable within the next 12 months. Restricted cash increased by $40.5 million to $46.5 million as of December 31, 2009, from $6.0 million as of December 31, 2008, reflecting an increase in cash balance requirements under the credit facility amendments we entered into in the first quarter of 2009. In connection with amendments to our five loan agreements during the first quarter of 2010, as of March 31, 2010, restricted cash decreased to $40.5 million.

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

Our dividend policy will also impact our future liquidity position. See "Item 8. Financial Information — Dividend Policy."

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through the swap agreements as stated in "Item 11. Quantitative and Qualitative Disclosures about Market Risk." For a full description of our swap agreements please refer to the discussion under the heading "Interest Rate Swaps" below.

The warrants to purchase our common shares detached from our common shares on July 16, 2007, upon the effectiveness of a shelf registration statement covering 11,097,187 common shares and 1,849,531 warrants. We have not listed the warrants to purchase our common shares for trading on any securities exchange. The warrants, as amended on May 7, 2007, may be exercised for payment at an exercise price of $10.00 per common share, however, there is no obligation on the holder of a warrant to do so. As of March 31, 2010, we had 290,006 warrants outstanding.

Cash Flows

•
There was $134.0 million in cash and cash equivalents at December 31, 2009, compared to $68.4 million at December 31, 2008. We define working capital as current assets minus current liabilities. Working capital surplus was $111.1 million as of December 31, 2009, compared to $3.1 million as of December 31, 2008. This increase is mainly due to the increase from December 31, 2008 in cash and cash equivalents by $65.5 million, in restricted cash by $40.5 million and, to a lesser extent, to other fluctuations in the rest of current assets and current liabilities, offset in part by the increase in liability associated with vessel held for sale coupled with current portion of long-term debt by $11.0 million in aggregate. We consider our liquidity sufficient for our operations and we expect to finance all our working capital requirements from cash generated from the employment of our vessels. The overall cash position in the future may be negatively impacted by the recent severe decline in drybulk market rates if the current economic environment persists or worsens.

•
Net cash from operating activities was $80.4 million for the year ended December 31, 2009, which does not vary materially from the net cash from operating activities of $83.5 million for the year ended December 31, 2008. Net cash from operating activities is attributable to net income as adjusted for the effects of the non cash flow items of $87.0 million for both the years ended December 31, 2009 and 2008, and the increase in cash required by operating assets and liabilities of $6.6 million for the year ended December 31, 2009, compared to $3.5 million for the year ended December 31, 2008, mainly due to the timing of charter hire cash receipts and payments of operating expenses. Although the average cash charter hire earned decreased slightly in 2009, the decrease was offset by the increase in the average number of vessels from 11.4, in the year ended December 31, 2008, to 12.0 in the year ended December 31, 2009, and the corresponding increase in the number of calendar days of our fleet from 4,174, in the year ended December 31, 2008, to 4,380 in the year ended December 31, 2009.

•
Net cash used in investing activities was $40.5 million for the year ended December 31, 2009, which reflects the additional restricted cash maintained in accordance with our amended loan facilities. Net cash used in investing activities, for the year ended December 31, 2008, was $78.1 million, which reflects the amount of $80.1 million invested in the acquisition of Friendly Seas that was delivered in August 2008, less a net decrease by $2.0 million on restricted cash for the year ended December 31, 2008.

•
Net cash from financing activities was $25.6 million for the year ended December 31, 2009, which is the result of funds borrowed under our loan facilities in the amount of $30.0 million from long-term debt, the net proceeds from the issuance of common shares of $87.1 million and offset in part by the repayment of long-term debt in the amount of $83.2 million, the payment of financing costs of $0.3 million and by dividends paid of $8.0 million. Net cash from financing activities was $31.7 million for the year ended December 31, 2008, which is the result of funds borrowed under our loan facilities in the amount of $111.5 million from long-term debt, the proceeds from the exercise of warrants and options of $13.6 million and offset in part by the repayment of long-term debt in the amount of $42.0 million, the payment of financing costs of $0.8 million and by dividends paid of $50.5 million.

Loan and Credit Facilities

The Company operates in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. During 2009, we refinanced one facility amounting to $30.0 million and we repaid $83.2 million of our indebtedness. As of December 31, 2009, we had six outstanding bank debt facilities with a combined outstanding balance of $ 334.3 million. These credit facilities have maturity dates between 2012 and 2018 and are repayable by quarterly principal installments and balloon payments due on maturity and bear interest based on floating rate LIBOR plus an applicable margin which ranges between 2.00% and 2.50%. The obligations under our debt facilities are secured by first priority mortgages over the vessels financed by the relevant facility, first priority assignments of all insurances and earnings of the mortgaged vessels.

For a description of our credit facilities as of December 31, 2009, please see Note 12 to our financial statements included at the end of this annual report. During 2010, we plan to repay approximately $ 64.1 million of our long-term debt outstanding as of December 31, 2009, which includes the entire amount outstanding on the First Business Bank credit facility which we repaid on January 14, 2010, concurrently with the sale of the secured vessel Blue Seas. On September 2, 2009, the Company accepted a new secured loan facility up to $ 25 million from First Business Bank S.A.to be used to finance up to 60% of the purchase of a vessel meeting certain requirements as to age and type of vessel. For more information regarding this unused credit facility, please refer to Note 12(d) of the financial statements included at the end of this annual report.

As of December 31, 2009, we were in compliance with all debt covenants that were in force as of that date, with respect to our loan and credit facilities, with the exception of two financial covenants (the leverage ratio and the market adjusted worth ratio) with Bank of Scotland, which were cured by subsequently amending the relevant agreement in March 2010 with retrospective effect. During the first quarter of 2010, we have amended five of our existing credit facilities, inclusive the agreement with Bank of Scotland. The terms of the amendments that we have entered into or have agreed to enter into make changes to the covenants relate to (i) security coverage ratios, (ii) market adjusted net worth requirements and (iii) indebtedness to total capitalization ratios or market value adjusted total assets as contained in the applicable loan and credit agreements. The Company expects to meet its covenants in 2010 based on current vessel values.

Our loan and credit facilities, as amended or refinanced, contain financial and security covenants requiring us, among other things, to:

•	maintain a specified ratio of our aggregate financial indebtedness to EBITDA. ;

•	maintain a specified ratio of our aggregate outstanding indebtedness to market value adjusted total assets.;

•	maintain a market adjusted net worth.

•	maintain minimum cash equivalents per vessel in our fleet.

•	maintain minimum security coverage ratios of the aggregate market value of the vessels securing the applicable loan to the principal amount outstanding under such loan.

The ratio and amounts required under each of the various credit facilities varies and are detailed in Note 12 Note 12 of the financial statements included at the end of this annual report below.

In addition, under the terms of our amended credit facilities, our payment of dividends or other payments to shareholders is subject to no event of default and are subject to restrictions on the amount of dividends that we may pay pursuant to terms of our amended facilities with other lenders. Further, the interest rates and repayment schedules of our credit facilities have also been amended by the amendments that we have entered into or agreed to enter into with our lenders. Please see the notes to our audited consolidated financial statements for the year ended December 31, 2009 included elsewhere in this annual report.

Our existing credit facilities, as amended or refinanced, also contain other restrictions and customary events of default with respect to us and our applicable subsidiaries, such as a change of control, a cross-default with respect to financial indebtedness or a material adverse change in the financial position or prospects of the borrowers or us. Under our loan agreement with Bayerische Hypo-und Vereinsbank AG, if the charter for any of our vessels mortgaged thereunder, which are the Deep Seas, the Calm Seas and the Crystal Seas, is terminated or ceases to remain in full force and effect for any reason it would constitute an event of default under such credit facility, and under our loan agreement with HSH Nordbank, it would constitute an event of default if the charter for the vessel mortgaged thereunder, the Friendly Seas, were renegotiated such that the renegotiated net charter hire rate was insufficient to cover all payment obligations under such loan agreement, operating expenses of the vessel and all commission payments with respect to such vessel.

Interest Rate Swaps

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Note 13 to our financial statements included at the of this annual report.

We mark-to-market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized profit or loss during the period in "Loss on interest rate swap" on our consolidated statement of income as well as presenting the fair value at the end of each period in the balance sheet. The fair value of the interest rate swaps as of December 31, 2008 was a liability of $11.7 million of which $6.4 million is presented under current liabilities and $5.2 million is presented under long-term liabilities and at December 31, 2009 was a liability of $8.3 million of which $6.8 million is presented under current liabilities and $1.5 million is presented under long-term liabilities. For the year ended December 31, 2008, the unrealized loss to record the interest rate swaps at fair value was $10.3 million, while for the year ended December 31, 2009, the unrealized gain to record the interest rate swaps at fair value was $3.4 million which resulted from the comparatively higher and lower LIBOR to which the variable rate portion of the swaps are tied. In addition, we incurred $6.6 million and $1.1 million realized expenses for the year ended December 31, 2009 and 2008 respectively that were also recorded in Loss on interest rate swap in the consolidated statement of income.

C.           Research and development, patents and licenses

None.

D.           Trend information

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the effective and efficient technical management of our vessels;

•	our ability to satisfy technical, health, safety and compliance standards; and

•	the strength of and growth in the number of our charterer relationships.

In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

Please read the section entitled "Risk Factors" for a discussion of certain risks inherent in our business.

E.           Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.           Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2009 and reflect the amendments to the terms of our credit facilities that we have entered into or have agreed to enter into during the first quarter of 2010:

	Payments due by period
Contractual Obligations	Total	Less than 1 year (2010)	1-3 years (2011-2012)	3-5 years (2013-2014)	More than 5 years (After January 1, 2015)
	(in thousands of U.S. dollars)
Senior Secured Credit Facilities	334,335	64,100	181,210	40,400	48,625
Interest Payments (1)	43,570	14,967	20,298	4,611	3,694
Management Agreements (2)	7,855	3,267	4,450	138	0
Rental Agreements (3)	30	30	0	0	0
Total	385,790	82,364	205,958	45,149	52,319

______________________
(1)
Interest Payments refer to our expected interest payments of our credit facilities by taking into account our interest rate swaps currently in effect and based on an assumed LIBOR rate of 0.8% being the 12 month LIBOR rate as of March 19, 2010.

(2)
The amounts indicated in the above table are the minimum contractual obligations based on a management fee of $811 per day, per vessel, exclusive of an additional fee of 1.25% of gross revenues, which will be paid to Allseas. The management agreements provide for a fixed management fee of $650 per day per vessel is based on a Euro/U.S. dollar exchange rate of Euro 1.268:$1.00. The management fee is adjusted quarterly based on the Euro/U.S. dollar exchange rate (as published by EFG Eurobank Ergasias S.A.) two days prior to the end on the previous calendar quarter. The management agreements also provide for an annual inflationary increase based on the official Greek inflation rate (as published by the Greek National Statistical Office) for the previous year. The management fee of $811 per day derives by adjusting the fixed management fee of $650 per day by a Euro/U.S. dollar exchange rate of Euro 1.4377:$1.00 (as published by EFG Eurobank Ergasias S.A.) on December 29, 2009 and by an annual inflationary increase based on the official Greek inflation rate for 2009 of 2.6%. Management does not believe that future amendments relating to inflation and Euro/U.S. dollar exchange rate will impact our future results of operations in any material respect.

(3)
We lease office space in Athens, Greece. The term of the lease will expire on September 30, 2012 and the monthly rental for the first year is 2,000 Euros, which will be adjusted thereafter annually for inflation increases. For the future minimum rent commitments, we assumed a Euro/U.S. dollar exchange rate of Euro 1.00:$1.44 and we excluded inflation increases as the impact on future results of operations will not be material. For the year ended December 31, 2009, the rental expense amounted to $36,216.

G.           Safe Harbor

See section "forward looking statements" at the beginning of this annual report.

Shareholders Rights Plan

We adopted a shareholders rights plan on January 4, 2008, and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.001 per share to shareholders of record at the close of business on February 1, 2008. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $75, subject to adjustment. The rights will expire on the earliest of (i) February 1, 2018 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of us. We believe that the shareholder rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and adopted the plan as a matter of prudent corporate governance. On December 16, 2009, the plan was amended to exclude from the plan Innovation Holdings, S.A., Michael Bodouroglou, and their affiliated entities.

Share Buy-Back Program

On September 25, 2008, our board of directors approved a buy-back program expiring on December 31, 2008, wherein $20.0 million of cash on hand could be used to buy back our common shares. On November 25, 2008 the our board of directors extended buy-back program until December 31, 2009. No shares were purchased under the buy-back program.

Dividend Declaration Subsequent to Year-End

On February 22, 2010, our board of directors declared a dividend of $0.05 per common share to shareholders of record on March 1, 2010, payable on March 12, 2010, which represents a total dividend payment of approximately $2.56 million.

Controlled Equity Offering

On April 15, 2009, we entered into the Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of up to 10,000,000 common shares from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. On June 4, 2009, we entered into an amendment to the Sales Agreement to sell a further 10,000,000 common shares from time to time through Cantor Fitzgerald & Co., as agent, and on June 5, 2009, we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of these 10,000,000 common shares. All 20,000,000 common shares have been sold under the Controlled Equity Offerings, with aggregate net proceeds to us amount to approximately $83.75 million.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments in the application of our accounting policies that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

Below/Above Market Acquired Time Charters: When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we allocate the fair value of the above or below market charter to the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. Fair value is determined by reference to market data. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate of charter party agreements with similar characteristics as the time charter assumed for equivalent vessel at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the time charter as a reduction or addition to charter hire revenue. The discount rate used in computing the present value encompasses the time value of money that is taken into account in estimating future cash flows, as well as the inherent risk in the contract for the amount and timing of cash receipts, the credit quality of the charterer, the country of his incorporation and other risks that determine market volatility. A one hundred basis points decrease or increase in the discount rate used to estimate the fair value of the below or above market acquired time charters, would increase/ or decrease the "Time charter revenue (including amortization of below and above market acquired time charters)" for the year ended December 31, 2009 by approximately $0.3 million or $0.2 million respectively.

Impairment of Long-Lived Assets: We apply guidance relating to "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that, long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions are considered as potential impairment indicators. We determine undiscounted projected net operating cash flow for each vessel and compare it to the vessel carrying value.

We review our long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of our vessels. The undiscounted cash flows incorporate various factors such as estimated future charter rates, estimated scrap values, future drydocking costs, estimated vessel operating costs and estimated vessel utilization rates. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. The review of the carrying amount for each of our vessels as of December 31, 2008 and 2009 indicated that such carrying amounts were recoverable.

Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard (secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life). An increase in the useful life of a drybulk vessel or in its residual value would have the effect of decreasing the annual depreciation and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation and extending it into later periods.

A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance performed, harsh ocean going and weather conditions the vessel is subjected to, poor quality of the shipbuilding or yard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective. Weak freight market rates result in owners scrapping more vessels, and scrapping them earlier in their lives due to the unattractive returns. An increase in the useful life of the vessel may occur as a result of superior vessel maintenance performed, favorable ocean going and weather conditions the vessel is subjected to, superior quality of the shipbuilding or yard, high freight market rates, which result in owners scrapping the vessels later due to the attractive cash flows.

The estimated residual value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Recent Accounting Pronouncements: Refer to Note 2 of the financial statements attached to this report.

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

Name	Age	Position
Michael Bodouroglou	56	Chairman and Chief Executive Officer
George Skrimizeas	45	Chief Operating Officer
Christopher J. Thomas	50	Chief Financial Officer
Nigel D. Cleave	52	Director
Dimitrios Sigalas	67	Director
Bruce Ogilvy	68	Director
George Xiradakis	46	Director

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

Christopher J. Thomas has been our chief financial officer since October 2006. Prior to joining us, Mr. Thomas served as director, vice president, treasurer and chief financial officer of DryShips Inc., a Nasdaq-listed drybulk company. From November 2001 to June 2004, Mr. Thomas was an independent financial consultant to numerous international shipowning and operating companies. Until September 2009, Mr. Thomas was also on the board of directors of TOP Ships Inc., which is a publicly listed company with securities registered under the Exchange Act. From 1999 to 2004, Mr. Thomas was the chief financial officer and a director of Excel Maritime Carriers Ltd. which is also a publicly traded company currently listed on the New York Stock Exchange. Prior to joining Excel, he was Financial Manager of Cardiff Marine Inc. and Alpha Shipping plc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

Nigel D. Cleave is a non-executive director. In January 2009, Mr. Cleave was appointed to his current position of chief executive officer of Elias Marine Consultants Limited, which provides a broad range of professional services in over 100 countries to ship owners & managers, H&M and P&I Underwriters, foreign lawyers, banks, charterers and traders, including legal, company formation & corporate structures, ship management consultancy, technical consultancy, maritime fraud investigations, debt recovery, asset search and investigation, casualty & claims management, charter party disputes, marine insurance claims, dispute management, loss prevention consultancy, ship sale & purchase, ship registration, ship finance, ship arrest and handling of cargo claims. In 2006, Mr. Cleave was appointed chief executive officer of PB Maritime Services Limited, a ship management and marine services company, engaged in the provision of a complete range of ship management services on behalf of an international clientele base. Prior to this, Mr. Cleave served as group managing director of Dobson Fleet Management Limited from 1993 to 2006, a ship management company based in Cyprus and, prior to his position at Dobson, Mr. Cleave was the deputy general manager of Hanseatic Shipping Company Limited from 1991 to 1993. From 1988 to 1991, Mr. Cleave held fleet operation roles with PPI Lines, including that of fleet operations manager. From 1975 to 1986, Mr. Cleave held various positions at The Cunard Steamship Company plc, including navigating cadet officer, third officer, second officer, financial and planning assistant, assistant to the group company secretary and assistant operations manager. Mr. Cleave graduated from the Riversdale College of Technology in the United Kingdom with an O.N.C. in Nautical Science in 1979. Mr. Cleave is the Chairman of the Cayman Islands Shipowners' Advisory Council, a Fellow of the Chartered Institute of Shipbrokers, acts as a Member of the Cyprus Committee of Germanischer Lloyd and the Cyprus Technical Committee of DnV (both being advisory committees covering technical related issues with the Classification Society). Mr. Cleave also serves as the Chairman of the Mission to Seafarers Cyprus Branch.

Bruce Ogilvy is a non-executive director. From 2003 to 2005 Mr. Ogilvy served as a consultant to Stelmar Tankers (Management) Ltd. and from 1992 to 2002, he was managing director of Stelmar Tankers (U.K.) Ltd., a subsidiary of Stelmar Tankers (Management) Ltd., through which the group's commercial business, including chartering and sale and purchase activities, were carried out. In 1992, Mr. Ogilvy joined Stelios Haj-Ioannou to form Stelmar Tankers (Management) Ltd., and served on its board of directors from its inception to 2003. During his ten years with Stelmar Tankers (Management) Ltd., Stelmar Shipping Ltd. completed an initial public offering on the New York Stock Exchange in 2001 and a secondary listing in 2002. Prior to his association with Stelmar Tankers (Management) Ltd., Mr. Ogilvy served in various capacities, including chartering and sale and purchase activities with Shell International. Mr. Ogilvy graduated from Liverpool University, in the United Kingdom, in 1963 with a degree as Ship Master. Mr. Ogilvy served on the Council of Intertanko, an industry body that represents the interests of Independent tanker owners, since 1994 and on its Executive Board from 2003 until 2005. Mr. Ogilvy has been an active member of the Chartered Institute of Shipbrokers for over 30 years. He served as Chairman of the London Branch from 1999 to 2001 and served as the International Chairman of the Institute from 2005 to 2007. In November 2009, Mr. Ogilvy was elected as Chairman of the Board of Trustees of the Institute of Chartered Shipbrokers Educational Trust Fund.

Dimitrios Sigalas has been a non-executive director since March 2008. Mr. Sigalas was appointed to his current position as shipping journalist to the Greek daily newspaper "Kathimerini" in 1988. Prior to this, he served within the chartering department of Glafki (Hellas) Maritime Corporation, an Athens based shipowning company which he joined in 1972. In 1980 Mr. Sigalas was appointed to Head of the Dry and Tanker Chartering Department within Glafki (Hellas) Maritime Corporation. Mr. Sigalas graduated from Cardiff University, Wales, with a diploma in Shipping.

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

B.           Compensation

The aggregate compensation that we paid members of our senior management in 2009, 2008 and 2007 was approximately $2.0 million, $2.0 million and $1.6 million respectively. These amounts do not reflect an additional amount of $2.7 million, $2.4 million and $3.9 million in bonus awards in the aggregate, that was paid to certain of our senior executive officers for their 2009, 2008 and 2007 performance, respectively. Each of our non-employee directors received annual compensation in the aggregate amount of Euro 35,000 per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under the section entitled "Equity Incentive Plan." During 2009, we granted non vested Class A common share awards to entities affiliated to our chief executive officer, to other directors and officers as described below under the section entitled "Equity Incentive Plan." We do not have a retirement plan for our officers or directors. We also recognized non-cash compensation expenses of $18.25 million in connection with the conversion of our Class B common shares and vesting of certain equity awards upon consummation of our initial public offering in the third quarter of 2007.

C.            Board Practices

Our board of directors has determined that each of Messrs. Cleave, Sigalas, Ogilvy and Xiradakis, constituting a majority of our board of directors, is independent under the NYSE listing requirements and the rules and regulations promulgated by the SEC. We have established an audit committee comprised of three members, all of whom are independent, which is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. The members of the audit committee are Nigel Cleave, Bruce Ogilvy and George Xiradakis. Mr. Cleave serves as the chairman of our audit committee.

The audit committee is responsible for assisting our board of directors with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions. On May 19, 2009, our audit committee appointed George Xiradakis as our audit committee financial expert, as such term is defined in Item 407 of SEC Regulation S-K. Our board of directors has also determined that each member of the audit committee does have the financial experience required by Section 303A.07 of the NYSE's Listed Company Manual and other relevant experience necessary to carry out the duties and responsibilities of the company's audit committee.

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

D.           Crewing and Shore Employees

As of March 31, 2010, we had four shoreside personnel, our chief executive officer, Michael Bodouroglou, our chief operating officer, George Skrimizeas, our chief financial officer, Christopher Thomas and our internal legal counsel and corporate secretary, Maria Stefanou. In addition, we employ through our wholly-owned vessel-owning subsidiaries approximately 230 seafarers that crew the vessels in our fleet. Allseas is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements helps to ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors, individually and as a group, see Item 7 "Major Stockholders and Related Party Transactions."

Equity Incentive Plan

We adopted an equity incentive plan, which we refer to as the Plan, under which our officers, key employees and directors are eligible to receive equity awards. We have reserved a total of 5,500,000 shares of common shares for issuance under the Plan. Our board of directors administers the Plan. Under the terms of the Plan, our board of directors are able to grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value of the common share as of the date of grant. The Plan also permits our board of directors to award restricted stock, restricted stock units, stock appreciation rights and unrestricted stock. All options will expire ten years from the date of the grant. The Plan will expire ten years from the completion of the private placement.

Options

Upon the completion of our private placement in the fourth quarter of 2006, we granted our chairman and chief executive officer options to purchase an aggregate of 500,000 common shares, all of which have been exercised. Of these options, 250,000 vested immediately upon the closing of the private placement and the balance vested upon the completion of our initial public offering in August 2007. We also granted our other executive officers and directors and employees of Allseas options to purchase an aggregate of 70,000 of our common shares, which initially vested ratably over a four year period from the date of grant. The vesting terms of the options were amended by our board of directors on the first anniversary of the grant date such that all options vested immediately. All of the options granted at the closing of the private placement have an exercise price of $12.00 per common share.

During the year ended December 31, 2008, 37,500 options were exercised, of which 7,500 options were exercised at an exercise price of $12.00 per share and the remaining 30,000 options were exchanged cashless for 12,507 common shares. We received in total $90,000 in net proceeds and 20,007 common shares were issued from the exercise of those options. 500 options were cancelled and the number of options outstanding at December 31, 2009 was 32,000 which have vested and are outstanding and exercisable.

Non-vested Common Shares

All the non-vested share awards granted by the Company are conditioned upon the option holder's continued service as an employee or a director of the Company, through the applicable vesting date.

We granted an aggregate of 40,000 non-vested common share awards to our executive officers and directors, other than our chief executive officer, and to employees of Allseas upon the completion of the initial closing of our private placement in the fourth quarter of 2006, which continue to vest ratably over four years. In addition, on August 27, 2007, the Company granted 37,000 Class A non-vested Common share awards to certain senior officers, directors and employees of the Company, and 9,500 of non-vested Class A Common Share awards to employees of Allseas, with a grant date fair value of $15.81 per share. The non-vested share awards vest ratably over two years from the grant date.

On December 28, 2007, the Company granted 20,000 non-vested Class A Common Shares to certain senior officers, directors and employees of the Company, with a grant date fair value of $18.97 per share and authorized 6,000 of non-vested Class A Common Share awards to be granted to employees of Allseas. The 20,000 non-vested share awards vest ratably over three years from December 31, 2007.

On December 28, 2007, the vesting dates of other existing non-vested share awards have been re-arranged and December 31 of the relevant year was agreed to be the date for the shares that vest in the second half of the year and June 30 of the relevant year was agreed to be the date for the shares that vest in the first half of the year.

The Company granted 6,000 non-vested share awards on February 5, 2008, which vest ratably over four years from December 31, 2007. On May 13, 2008, the Company granted 4,000 non-vested Class A Common Share awards to a non-executive director which vest ratably over three years through June 30, 2011. On December 19, 2008 the Company granted 32,000 non-vested Class A Common Share awards to directors and employees of the Company, with a grant date fair value of $4.82 per share, of which the 20,000 vest ratably over two years through December 31, 2010 and the 12,000 vest ratably over three years through December 31, 2011, and authorized 8,600 non-vested Class A Common Share awards to employees of Allseas, subsequently granted on January 23, 2009, with a grant date fair value of $5.25 per share and which vest ratably over four years through December 31, 2012

On August 18, 2009 the Company granted 1,000,000 non-vested Class A Common Share awards to Mr. Michael Bodouroglou, Chairman, Chief Executive Officer and founder of the Company, as an award for the performance of the Company in the six-month period ended June 30, 2009, with a grant date fair value of $4.025 per share, and of which 330,000 shares vest on December 31, 2009, 330,000 shares on December 31, 2010 and 340,000 shares on December 31, 2011

On November 10, 2009 the Company granted 1,987,117 non-vested Class A Common Share awards to Innovation Holdings S.A., a company wholly owned and controlled by Mr. Michael Bodouroglou, with a grant date fair value of $4.425 per share, and of which 993,558 shares vest on December 31, 2009 and 993,559 shares on December 31, 2010.

On November 10, 2009 the Company granted 32,000 non vested Class A Common Share awards to directors and employees of the Company, with a grant date fair value of $4.425 per share, of which 20,000 vest ratably over two years through December 31, 2011 and 12,000 vest ratably over three years through December 31, 2012. The Company also authorized on November 10, 2009 12,000 non vested Class A Common Share awards to employees of Allseas, subsequently granted in February 2010, and which vest ratably over three years through December 31, 2012.

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding (i) the owners of more than five percent of outstanding common shares that we are aware of and (ii) the total number of common shares owned by all of our officers and directors, individually and as a group, in each case as of March 31, 2010. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Shares, par value $0.001	Michael Bodouroglou (1)	9,214,206	18%

	All officers and directors, other than Michael Bodouroglou, as a group (2)	194,100	*

* Less than one percent.

(1)
As of December 31, 2009, Innovation Holdings, a company beneficially owned by our chairman and chief executive officer and members of his family, is the record holder of 8,190,405 of our common shares representing, in the aggregate, 16% of our currently issued and outstanding common shares. Innovation Holdings is controlled by our chairman and chief executive officer.

On November 10, 2009, we sold to our management company Allseas via Loretto Finance Inc., a wholly owned subsidiary of Allseas and beneficially owned by our chairman and chief executive officer and members of his family, 1,023,801 shares, representing 2% of our common shares.

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

The management fees charged per day for each quarter for the periods presented are noted below:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007	$675	$683	$687	$725
2008	$764	$831	$828	$755
2009	$783	$746	$773	$803

An amount of $200,000 for each of the years ended December 31, 2008 and 2009 was paid to Allseas for legal, accounting and finance services that were provided for the period as per the accounting agreement dated February 19, 2008. During 2007, an amount of $250,000 was paid to Allseas for legal, accounting and finance services that were provided throughout the year and were not covered under the management agreements described above. During 2009, we incurred $4.4 million in management fees and $1.8 million in chartering commissions. Management fees were $2.1 million and $3.5 million for the year ended December 31, 2007 and 2008, respectively. During 2007, chartering and vessels commissions incurred were $0.8 million and $4.2 million, respectively, and $976,923 of such commissions were due to Allseas at December 31, 2007, while during 2008, chartering and vessels commissions incurred and due to Allseas were $1.8 million and $0.8million respectively

On November 10, 2009, the Company, Allseas, and Loretto Finance Inc., a wholly owned subsidiary of Allseas, entered into a tripartite agreement, whereby the Company agreed to issue and sell to Allseas, via Loretto, 1,023,801 shares, representing 2% of the Company's common shares as of November 10, 2009, in order to ensure Allseas's continued services, at a selling price of $3.68 per share. The selling price was based on the Company's average share price over the period from May 2009 to November 2009, less a 10% discount. Pursuant to the terms of the agreement, the shares sold to Loretto cannot be transferred for a period of one year. The selling price of $3.68 per share was lower than the fair value based on the average of the high-low trading price of the shares on the date the agreement was concluded, which was $4.425 per share. The fair value of the shares granted on November 10, 2009 was based on the market price of the shares on the Nasdaq Global Market, which amounts to $4,530,319. The consideration received from Loretto Finance Inc. amounted to $3,767,588. The excess of the fair value of the shares granted over the consideration received is deemed share based compensation for management services, and amounts to $762,732.

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

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.  Financial information

A.           Consolidated statements and other financial information

See Item 18.

Legal Proceedings

To our knowledge, we are not currently a party to any material lawsuit that, if adversely determined, would have a material adverse effect on our financial position, results of operations or liquidity. As such, we do not believe that pending legal proceedings, taken as a whole, should have any significant impact on our financial statements. From time to time in the future, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

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

Currently, certain of our amended credit facilities restrict the amount of dividends we may pay during 2010 to $0.50 per share per annum and/or limit the aggregate amount of dividend payments paid with respect to 2010 to $51.2 million. In addition, the terms of our credit facilities contain a number of financial covenants and general covenants that may not permit us to pay dividends in any amount under our credit facilities if we are in default of any of these loan covenants.

On May 17, 2007, we declared a dividend of $0.4375 per Class A and Class B common share in respect of the period from the commencement of our operations through March 31, 2007, which we paid to holders of our Class A common shares on May 31, 2007 and on July 20, 2007, we declared a dividend of $0.4375 per Class A and Class B common share in respect of the period from April 1, 2007 through June 30, 2007, payable to shareholders of record on July 23, 2007. In addition, on June 26, 2007, we declared a special dividend of $0.60 per existing Class A and Class B common share payable to our shareholders of record on July 2, 2007.

Since our initial public offering in August 2007, we have declared and paid dividends of $2.3625 per common share, representing our cash available from operations for 2007 and 2008. On November 15, 2007, we declared a dividend of $0.4375 per common share in respect of the period from July 1, 2007 through September 30, 2007, payable to shareholders of record on November 21, 2007. On February 12, 2008, we declared a dividend of $0.4375 per common share in respect of the period from October 1, 2007 through December 31, 2007, payable to shareholders of record on February 19, 2008. On May 13, 2008, we declared a dividend of $0.4375 per common share in respect of the period from January 1, 2008 through March 31, 2008, payable to shareholders of record on May 29, 2008. On August 1, 2008, we declared a dividend of $0.50 per common share in respect of the period from April 1, 2008 through June 30, 2008, payable to shareholders of record on August 28, 2008. On November 12, 2008, we declared a dividend of $0.50 per common share in respect of the period from July 1, 2008 through September 31, 2008, payable to shareholders of record on November 17, 2008. On March 17, 2009, we declared a dividend of $0.05 per common share in respect of the period from October 1, 2008 through December 31, 2008, payable to shareholders of record on March 30, 2009. On May 19, 2009, we declared a dividend of $0.05 per common share in respect of the period from January 1, 2009 through March 31, 2009, payable to shareholders of record on May 29, 2009. On August 11, 2009, we declared a dividend of $0.05 per common share in respect of the period from April 1, 2009 through June 30, 2009, payable to shareholders of record on August 25 2009. On November 10, 2009, we declared a dividend of $0.05 per common share in respect of the period from July 1, 2009 through September 30, 2009, payable to shareholders of record on December 1, 2009. On February 22, 2010, we declared a dividend of $0.05 per common share in respect of the period from October 1, 2009 through December 31, 2009, payable to shareholders of record on March 1, 2010.

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

We believe that, under current law, after our shares are listed on the Nasdaq Global Market and subsequently transferred to the NYSE, our dividend payments from earnings and profits will be eligible for treatment as "qualified dividend income" and as such non-corporate United States stockholders that satisfy certain conditions will generally be subject to a 15% United States federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as a capital gain. Proposed legislation in the United States Congress would, if enacted, make it unlikely that our dividends would qualify for the reduced rates. As of the date hereof, it is not possible to predict whether such proposed legislation would be enacted. Please see the section of this annual report entitled "United States Taxation and Marshall Islands Tax Considerations" for additional information relating to the tax treatment of our dividend payments.

B.           Significant Changes

There have been no significant changes since the date of the annual financial statements included in this annual report.

Item 9.  Listing Details

The trading market for shares of our common stock was the Nasdaq Global Market until March 23, 2010. On March 24, 2010, our common shares commenced trading on the NYSE under the symbol "PRGN" and stopped trading on the Nasdaq Global Market. The following table sets forth the high and low closing prices for shares of our common stock since our initial public offering on August 9, 2007, as reported by the Nasdaq Global Market and the NYSE:

The following table sets forth the fiscal years high and low closing prices for the common shares:

	High	Low
Fiscal year ended December 31,
2009	$6.12	$2.87
2008	$21.80	$2.37
2007(1)	$27.00	$14.50

(1) For the period from August 9, 2007, the date on which our common stock began trading on the NASDAQ, until the end of the period.

The following table sets forth, for each full financial quarter for the two most recent fiscal years and the first quarter of 2010, the high and low closing prices of the common shares:

	High	Low
Fiscal year ended December 31, 2010
First quarter	$5.16	$4.29

	High	Low
Fiscal year ended December 31, 2009
First quarter	$6.12	$2.87
Second quarter	$5.91	$3.15
Third quarter	$4.88	$3.33
Fourth quarter	$5.41	$4.00

	High	Low
Fiscal year ended December 31, 2008
First quarter	$18.80	$13.68
Second quarter	$21.80	$15.10
Third quarter	$16.95	$8.12
Fourth quarter	$8.73	$2.37

The following table sets forth, for the most recent six months, the high and low closing prices for the common shares:

	High	Low

October 2009	$4.70	$4.04
November 2009	$5.41	$4.00
December 2009	$5.08	$4.55
January 2010	$5.16	$4.38
February 2010	$4.78	$4.29
March 2010	$4.94	$4.48

Item 10.  Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and articles of association

Our amended and restated articles of incorporation has been filed as exhibit 3.1 to our Registration Statement on Form F-1 (Registration No. 333-143481), filed with the SEC on June 4, 2007. Our amended and restated bylaws has been filed as exhibit 99.1 to our Form 6-K filed with the SEC on August 15, 2007. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in section entitled "Description of Capital Stock" in our Registration Statement on Form F-3 (Registration No. 333-164370), filed with the SEC on January 15, 2010, provided that since the date of that Registration Statement, our total issued and outstanding common shares has increased to 51,233,033 as of March 31, 2010.

C.	Material Contracts

We refer you to Item 7.B for a discussion of our registration rights agreement with our stockholders of record before our initial public offering and agreements with companies controlled by our chairman and chief executive officer, Mr. Michael Bodouroglou. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any affiliate of ours is a party.

D.	Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.	Taxation

MATERIAL U.S., MARSHALL ISLANDS AND LIBERIAN INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S., Marshall Islands and Liberian income tax considerations applicable to us, and to a U.S. Holder and a Non-U.S. Holder, each as defined below, of the ownership of our common shares. This discussion does not purport to deal with the tax consequences of owning our common shares to all categories of shareholders, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with shareholders who hold our common shares as capital assets. Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares.

Marshall Islands Tax Considerations

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Liberian Tax Considerations

Certain of our subsidiaries are incorporated in the Republic of Liberia. The Republic of Liberia enacted a new income tax act generally effective as of January 1, 2001, or the New Act. In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of non-resident Liberian corporations, such as our Liberian subsidiaries, who conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which non-resident domestic corporations engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under Prior Law.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, our Liberian subsidiaries would be subject to tax at a rate of 35% on their worldwide income. As a result, our net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, dividends paid by them would be subject to Liberian withholding tax at rates ranging from 15% to 20%.

U.S. Federal Income Tax Considerations

In the opinion of our U.S. tax counsel, the following are the material U.S. federal income tax consequences of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership of our common shares. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as provided above and assumes that we conduct our business as described therein. References in the following discussion to the "Company," "we" and "us" are to Paragon Shipping Inc. and its subsidiaries on a consolidated basis.

U.S. Federal Income Taxation of the Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income tax in respect of any income that is derived from (i) the use of vessels, (ii) the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, (iii) the participation in a pool, partnership, strategic alliance, joint operating agreement, code-sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or (iv) the performance of services directly related to those uses, which we refer to collectively as "shipping income," to the extent that such shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions, as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:

(i)
We are organized in a "qualified foreign country," which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, which we refer to as the Country of Organization Requirement; and

(ii)	We can satisfy any one of the following two stock ownership requirements for more than half the days during the taxable year:

•
one or more classes of our stock are "primarily and regularly" traded on an established securities market located in the United States or a "qualified foreign country," which we refer to as the Publicly-Traded Test; or

•
more than 50% of our stock, in terms of value, are beneficially owned by any combination of one or more individuals who are residents of a "qualified foreign country" or foreign corporations that satisfy the country of organization requirement and the publicly-traded test, which we refer to as the 50% Ownership Test.

The U.S. Treasury Department has recognized the Marshall Islands and Liberia, the jurisdictions where we and our ship-owning subsidiaries are incorporated, as granting an "equivalent exemption" to U.S. corporations. Accordingly, we and our ship-owning subsidiaries satisfy the country of organization requirement. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

Due to the widely-held nature of our common shares, we will have difficulty satisfying the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

The Treasury Regulations under Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of our issued and outstanding shares, were "primarily traded" on the Nasdaq Global Market until March 23, 2010. On March 24, 2010, our common shares became "primarily traded" on the NYSE and stopped trading on the Nasdaq Global Market.

Under the same Treasury regulations, stock of a foreign corporation will be considered to be "regularly traded" on an established securities market if one or more classes of its stock representing more than 50% of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the "listing requirement." Since our common shares, which are our sole class of issued and outstanding shares, are listed on the NYSE, we will satisfy the listing requirement.

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which we refer to as the "trading frequency test;" and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test." We believe our common shares will satisfy the trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that our common shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of our outstanding common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common shares, which we refer to as the "5% Override Rule."

For purposes of determining the persons who own 5% or more of our outstanding common shares, or "5% Shareholders," the Treasury Regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish, in accordance with specified ownership certification procedures, that within the group of 5% Shareholders there are sufficient "qualified shareholders" for purposes of Section 883 to preclude "non-qualified shareholders" in such group from owning, actually or constructively, 50% or more of the our common shares for more than half the number of days during the taxable year.

For the 2009 taxable year, we were not subject to the 5% Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. Therefore, we believe that we were exempt from U.S. federal income tax on our U.S.-source shipping income for the 2009 taxable year. However, there is no assurance that we will continue to qualify for the benefits of Section 883 for any future taxable year. For example, our shareholders could change in the future, and thus we could become subject to the 5% Override Rule.

Taxation in Absence of Exemption under Section 883

To the extent the tax exemption of Section 883 is unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated U.S.-source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. In the year ended December 31, 2009, approximately 14% of our shipping income was attributable to the transportation of cargoes either to or from a U.S. port and approximately 7% of our shipping income was U.S.-source shipping income. In the absence of exemption from tax under Section 883, we would have been subject to a 4% tax on its gross U.S.-source shipping income equal to approximately $0.45 million for the year ended December 31, 2009.

To the extent that the exemption under Section 883 is unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings "effectively connected" with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

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

We do not intend to have any vessel operating to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of PFICs below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common shares on a dollar-for-dollar basis, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential tax rates (through 2010) provided that: (1) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (2) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are listed), and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment.

Special rules may apply to any "extraordinary dividend," generally a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis (or fair market value in certain circumstances) in its common shares. If we pay an "extraordinary dividend" on our common shares and such dividend is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Our Common Shares

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such common shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in such common shares is greater than one year at the time of the sale, exchange or other disposition. Otherwise, such gain or loss will be treated as short-term capital gain or loss. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Individual Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our common shares, either:

•
at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains, and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income (including cash).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we have been or are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive, or are deemed to derive, from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute assets that produce, or are held for the production of, passive income. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "qualified electing fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder could elect to mark our common shares to market, which election we refer to as the "mark-to-market election," as discussed below.

Under specified constructive ownership rules, if we are treated as a PFIC, then a U.S. Holder will be treated as owning its proportionate share of the stock of any our subsidiaries that are treated as PFICs. Such a U.S. Holder would be permitted to make a QEF election in respect of any such PFIC subsidiary, so long as we timely provide the information necessary for such election, which we currently intend to do in such circumstances. However, such a U.S. Holder would not be permitted to make a mark-to-market election in respect of such U.S. Holder's indirect interest in any such PFIC subsidiary. The application of the PFIC rules is complicated and U.S. Holders are encouraged to consult with their tax advisors regarding the application of such rules in their particular circumstances.

    Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an Electing Holder, the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of such Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any taxable year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder who is treated as constructively owning shares in any of our subsidiaries which are treated as PFICs would be required to make a separate QEF election with respect to each such PFIC subsidiary.

Taxation of U.S. Holders Making a Mark-to-Market Election

Alternatively, if we were to be treated as a PFIC for any taxable year and our common shares are treated as "marketable stock," as we believe is the case, a U.S. Holder would be allowed to make a mark-to-market election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its common shares would be adjusted to reflect any such income or loss amounts. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. A mark-to-market election would not be available for any of our subsidiaries that are treated as PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a mark-to-market election for such taxable year, whom we refer to as a Non-Electing Holder, would be subject to special rules with respect to: (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by such Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to such common shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of common shares that is not a U.S. Holder (other than a foreign partnership) is referred to herein as a Non-U.S. Holder.

Dividends on Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is "effectively connected" with such Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, such income is subject to U.S. federal income tax only if it is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Our Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is "effectively connected" with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is subject to U.S. federal income tax only if attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and any gain from the sale, exchange or other disposition of the common shares that is "effectively connected" with the conduct of that U.S. trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the U.S. federal income taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, earnings and profits attributable to such "effectively connected" income, with certain adjustments, may be subject to an additional "branch profits" tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if paid to a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a shareholder sells its common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the shareholder certifies under penalties of perjury that it is a non-U.S. person or the shareholder you otherwise establishes an exemption. If the shareholder sells its common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the shareholder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to the shareholder outside the United States, if the shareholder sells its common shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's U.S. federal income tax liability by filing a refund claim with the IRS.

Other Taxes

We encourage each shareholder to consult with its own tax advisor as to the particular tax consequences to it of holding and disposing of our common shares, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

F.	Dividends and paying agents

Not Applicable.

G.	Statement by experts

Not Applicable.

H.	Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates. Our filings are also available on our website at http://www.paragonship.com. This web address is provided as an inactive textual reference only. Information on our website does not constitute a part of this annual report.

I.	Subsidiary information

Not Applicable.

Item 11.  Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with London Inter-Bank Offered Rate, or LIBOR. Increasing interest rates could adversely impact future earnings. In order to mitigate this specific market risk we entered into interest rate swap agreements. The purpose of the agreements was to manage interest cost and the risk associated with changing interest rates by limiting our exposure to interest rate fluctuations within the ranges stated below. During 2009, LIBOR was below the floor rates and thus we paid the floor rates. As an indication of the extent of our sensitivity to interest rates changes based upon our debt level and interest rate swap agreements, a 1% increase in interest rates would have resulted in a net increase in interest expense of approximately $1 million for the year ended December 31, 2009, and is expected to increase our interest expense by approximately $0.7 million for the year ended December 31, 2010.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and currently incur approximately 26% of our expenses in currencies other than U.S. dollars (mainly in Euros). For accounting purposes, expenses incurred in currencies other than into U.S. dollars, are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks and our operating results could be adversely affected as a result. However due to our relatively low percentage exposure to currencies other than our base currency which is the U.S. dollar we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic. The impact of a 10% increase in exchange rates, on the current level of expenses incurred in currencies other than U.S. dollars, is approximately $0.3 million.

Item 12.  Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Warrant Agreement Amendment

We entered into a warrant agreement in connection with the private placement whereby we issued one fifth of a Warrant, which was attached to each common share. In total, 2,299,531 Warrants were issued by us. Each Warrant entitles the holder to purchase one common share at an exercise price of $10.00 per share and became exercisable upon the public offering of our common shares and may be exercised at any time thereafter until expiration. Each Warrant expires on November 21, 2011. In total 2,009,525 Warrants had been exercised as of December 31, 2008 and 2009 and the number of Warrants as at December 31, 2009 was 290,006.

We and the majority of the Warrant holders agreed to amend the exercise features of the Warrants on May 7, 2007, which agreement is binding to all Warrant holders. The Warrants, as amended, may only be exercised through physical settlement, removing the prior exercise terms which also allowed the Warrant holders at their option for a cash settlement.

On October 26, 2007, the 450,000 Warrants issued to Innovation Holdings were exercised and on November 1, 2007, another 210,000 Warrants were exercised by another shareholder. We received in total $6.6 million in net proceeds and 660,000 common shares were issued from the exercise of those Warrants at an exercise price of $10.00 per share.

During the year ended December 31, 2008, another 1,349,525 Warrants in the aggregate were exercised by other shareholders, we received in total $13.5 million in net proceeds and 1,349,525 common shares were issued from the exercise of those Warrants at an exercise price of $10.00 per share.

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

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective as of the evaluation date.

b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.
Our internal control over financial reporting includes those policies and procedures that, 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of our management and directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2009 is effective.

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

Deloitte Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte, our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009 which is reproduced in its entirety in Item 15(c) below.

c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Paragon Shipping Inc.
Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Paragon Shipping Inc. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 31, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte. Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece

March 31, 2010

d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

On May 19, 2009, our audit committee appointed George Xiradakis as our audit committee financial expert. Our board of directors has determined that Mr. Xiradakis should be considered "independent" according to SEC Rules. Previously, we did not believe it was necessary to have a financial expert, as defined in Item 407 of SEC Regulation S-K, because our board of directors had determined that each member of the audit committee had the financial experience required by Section 303A.07 of the NYSE's Listed Company Manual and other relevant experience necessary to carry out the duties and responsibilities of the company's audit committee.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.paragonship.com, under "Code of Ethics" and was filed as Exhibit 99.2 to the Form 6-K filed with the SEC on August 15, 2007. Copies of our Code of Ethics are available in print upon request to Paragon Shipping Inc., 15 Karamanli Ave., GR 166 73, Voula, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C. Principal Accountant Fees and Services

Our principal accountants, Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, have billed us for audit, audit-related and non-audit services as follows:

	2008	2009
	Stated in USD

Audit fees	785,680	805,063
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-

Total	785,680	805,063

Audit fees represent compensation for professional services rendered for the audit of the consolidated financial statements and internal control over financial reporting of the Company and for the review of the quarterly financial information as well as services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Our Audit Committee consists of three independent members of our Board of Directors. Our Audit Committee also conforms to each other requirement applicable to audit committees as required by the applicable listing standards of the NYSE.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As of December 31, 2008, we and our affiliated companies owned a total of 5,203,288 shares.

On August 18, 2009, we awarded a total of 1,000,000 shares to Innovation Holdings.

On November 10, 2009, we sold to our management company Allseas via Loretto Finance Inc., a wholly owned subsidiary of Allseas and beneficially owned by our chairman and chief executive officer and members of his family, 1,023,801 shares. We also awarded a total of 1,987,117 shares to Innovation Holdings.

As of December 31, 2009, we and our affiliated companies owned a total of 9,214,206 shares.

Item 16F. Change in Registrant's Certifying Accountant

None.

Item 16G. Corporate Governance

Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted NYSE required practices, such as (a) having a majority of independent directors, (b) establishing audit, compensation and nominating committees and (c) adopting a Code of Ethics.

There are two significant differences between our corporate governance practices and the practices required by the NYSE. The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our bylaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future. The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

PART III

Item 17.  Financial Statements

See Item 18.

Item 18.  Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.  Exhibits

(a)   Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Paragon Shipping Inc. (1)
1.2	Amended and Restated By-laws of the Company (4)
2.1	Form of Share Certificate (1)
4.1	Amended Registration Rights Agreement (2)
4.2	Initial Purchaser Registration Rights Agreement (1)
4.3	Innovation Holdings Registration Rights Agreement (1)
4.4	Form of Equity Compensation Plan (5)
4.5	Form of Management Agreement (1)
4.6	Loan Agreement with HSH Nordbank AG (1)
4.7	Amended Warrant Agreement (2)
4.8	Bridge Loan Facility with Commerzbank AG (3)
4.9	Form of Commerzbank AG Senior Secured Revolving Credit Facility, dated November 29, 2007 (5)
4.10	Form of Bayerische Hypo-und Vereinsbank AG Secured Credit Facility, dated November 19, 2007 (5)
4.11	Form of Bank of Scotland plc Secured Revolving Credit Facility, dated December 4, 2007 (5)
4.12	Form of First Business Bank S.A. Secured Revolving Credit Facility, dated April 16, 2008 (5)
4.13	Form of Bank of Ireland Revolving Credit Facility, dated June 6, 2008 (6)
4.14	Form of HSH Nordbank Credit Facility, dated July 31, 2008 (6)
4.15	Form of Bayerische Hypo-und Vereinsbank AG Secured Credit Facility Supplemental Agreement, dated February 25, 2009 (6)
4.16	Form of Bank of Scotland plc Secured Revolving Credit Facility Supplemental Agreement, dated March 13, 2009 (6)
4.17	Form of First Business Bank S.A. Secured Revolving Credit Facility Supplemental Agreement, dated March 9, 2009 (6)
4.18	Form of Bank of Ireland Credit Facility, dated March 30, 2009 (6)
4.19	Form of HSH Nordbank Credit Facility Supplemental Agreement, dated April 3, 2009 (6)
4.20	Controlled Equity Offering Sales Agreement between the Company and Cantor Fitzgerald & Co. (7)
4.21	Purchase Agreement between the Company, Allseas and Loretto Finance Inc., dated November 10, 2009
8.1	Subsidiaries of the Company
11.1	Code of Ethics (4)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-143481) on June 4, 2007.
(2)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 333-144687) on July 30, 2007.
(3)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 333-144687) on August 6, 2007.
(4)	Filed as an Exhibit to Form 6-K filed on August 15, 2007.
(5)	Filed as an Exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2007 filed on May 2, 2008.
(6)	Filed as an Exhibit to Form 6-K filed on April 7, 2009.
(7)	Filed as an Exhibit to Form 6-K filed on April 15, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARAGON SHIPPING INC.

	By:	/s/ Christopher J. Thomas
Christopher J. Thomas
Chief Financial Officer

Dated: March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Paragon Shipping Inc.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Paragon Shipping Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Paragon Shipping Inc. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte. Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece

March 31, 2010

Paragon Shipping Inc.
Consolidated Balance Sheets
As of December 31, 2008 and 2009
(Expressed in United States Dollars)

		December 31, 2008	December 31, 2009
Assets
Current assets
Cash and cash equivalents		68,441,752	133,960,178
Restricted cash		---	31,000,000
Assets held for sale	Note 5	---	18,050,402
Trade receivables (net)		372,965	2,187,039
Other receivables	Note 3	1,209,230	2,233,809
Prepaid expenses		379,140	464,804
Due from management company	Note 9	985,960	1,231,879
Inventories		885,665	921,325
Total current assets		72,274,712	190,049,436
Vessels
Vessels at cost	Note 4	713,373,186	683,721,898
Less: accumulated depreciation	Note 4	(51,142,696)	(78,989,341)
Other fixed assets, net	Note 6	---	51,718
Total fixed assets, net		662,230,490	604,784,275
Other assets	Note 7	1,787,988	1,380,577
Restricted cash		6,010,000	15,510,000
Above market acquired time charters		43,304	---
Other long-term receivables	Note 3	74,760	968,560
Total Assets		742,421,254	812,692,848
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $500 and $17,300 as of December 31, 2008 and December 31, 2009, respectively)	Note 9	2,538,796	1,951,695
Accrued expenses	Note 8	4,098,929	2,416,524
Interest rate swaps	Note 13,14	6,407,751	6,820,289
Deferred income	Note 11	3,024,423	3,701,832
Current portion of long-term debt	Note 12	53,150,000	39,200,000
Liability associated with vessel held for sale	Note 12	---	24,900,000
Total current liabilities		69,219,899	78,990,340
Long-term liabilities
Long-term debt	Note 12	334,335,000	270,235,000
Deferred income	Note 11	703,863	461,390
Interest rate swaps	Note 13,14	5,247,391	1,467,499
Below-market acquired time charters	Note 10	24,483,822	5,272,801
Total long-term liabilities		364,770,076	277,436,690
Total liabilities		433,989,975	356,427,030

Paragon Shipping Inc.
Consolidated Balance Sheets
As of December 31, 2008 and 2009
(Expressed in United States Dollars)

		December 31, 2008	December 31, 2009
Commitments and contingencies	Note 21
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized, none issued, none outstanding at December 31, 2008 and December 31, 2009	Note 15	—	—
Class A common shares, $0.001 par value; 120,000,000 authorized, 27,138,515 and 51,189,033 issued and outstanding at December 31, 2008 and 2009, respectively	Note 15	27,139	51,189
Class B common shares, $0.001 par value; 5,000,000 authorized, none issued and outstanding at December 31, 2008 and , 2009	Note 15	—	—
Additional paid-in capital	Note 15	318,515,490	408,619,010
Accumulated (deficit)/earnings		(10,111,350)	47,595,619
Total shareholders' equity		308,431,279	456,265,818
Total Liabilities and Shareholders' Equity		742,421,254	812,692,848

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.
Consolidated Statements of Income
For the years ended December 31, 2007, 2008 and 2009
(Expressed in United States Dollars, except for number of shares)

		December 31, 2007	December 31, 2008	December 31, 2009
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of, $8,423,492 , $26,559,089 and $18,618,699 in 2007, 2008 and 2009, respectively)		76,657,595	169,301,675	161,111,782
Less: Commissions		3,472,468	8,164,029	8,364,661
Net Revenue		73,185,127	161,137,646	152,747,121
Expenses
Voyage expenses		348,452	461,265	397,657
Vessels operating expenses (including related party of $93,464, $122,143 and $194,900 in 2007, 2008 and 2009, respectively)	Note 17	10,290,340	19,016,375	20,034,664
Dry-docking expenses		1,184,140	2,792,710	715,308
Management fees charged by a related party (including share based compensation of $0, $0 and $762,732 in 2007, 2008 and 2009 respectively)	Note 9, Note 15	2,076,678	3,536,240	4,362,908
Impairment loss	Note 4	---	---	6,005,000
Gain from vessel early redelivery	Note 18	---	---	(800,874)
Depreciation	Note 4	17,204,304	32,874,632	33,814,863
General and administrative expenses (including share based compensation of $20,212,149 , $522,662 and $2,338,959 in 2007, 2008 and 2009, respectively)	Note 19	27,010,327	7,773,828	8,949,096
Operating Income		15,070,886	94,682,596	79,268,499

Other Income (Expenses)
Interest and finance costs		(10,328,845)	(15,840,197)	(11,379,241)
Loss on interest rate swaps	Note 14	(1,252,736)	(11,378,999)	(3,239,236)
Interest income		997,178	1,871,099	1,049,962
Gain from the change in fair value of warrants	Note 15	493,962	---	—
Foreign currency losses		(76,709)	(105,038)	(21,370)
Total Other Expenses, net		(10,167,150)	(25,453,135)	(13,589,885)
Net Income		4,903,736	69,229,461	65,678,614

Income allocable to Class B common shares		2,954,848	---	—
Income available to Class A common shares		1,948,888	69,229,461	65,678,614

Earnings per Class A common share, basic	Note 20	$0.12	$ 2.58	$ 1.69
Earnings per Class A common share, diluted	Note 20	$0.11	$ 2.56	$ 1.69
Weighted average number of Class A common shares, basic	Note 20	16,495,980	26,819,923	38,026,523
Weighted average number of Class A common shares, diluted	Note 20	17,438,463	27,010,013	38,026,523

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2007, 2008 and 2009
(Expressed in United States Dollars, except for number of shares)

	Class A Shares		Class B Shares
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Total
Balance January1, 2007	11,497,656	11,498	2,003,288	2,003	98,738,185	(2,465,921)	96,285,765
Issuance of Class A common shares, net of issuance costs	12,157,539	12,158	-	-	175,685,717	-	175,697,875
Conversion of Class B Shares to Class A shares	2,003,288	2,003	(2,003,288)	(2,003)		-	-
Share based compensation	-	-	-	-	20,212,149	-	20,212,149
Issuance of non-vested Class A common share awards	86,500	86	-	-	(86)	-	-
Obligation for warrants	-	-	-	-	9,773,007	-	9,773,007
Dividends paid($1.9125 per share)	-	-	-	-	-	(31,236,322)	(31,236,322)
Net Income	-	-	-	-	-	4,903,736	4,903,736
Balance, December 31, 2007	25,744,983	25,745	-	-	304,408,972	(28,798,507)	275,636,210
Issuance of Class A common shares, from the exercise of warrants	1,369,532	1,370	-	-	13,583,880	-	13,585,250
Share based compensation	-	-	-	-	522,662	-	522,662
Issuance of non-vested Class A common share awards	30,000	30	-	-	(30)	-	-
Cancellation of non-vested Class A common share awards	(6,000)	(6)	-	-	6	-	--
Dividends paid($1.875 per share)	-	-	-	-	-	(50,542,304)	(50,542,304)
Net Income	-	-	-	-	-	69,229,461	69,229,461
Balance December 31, 2008	27,138,515	27,139	-	-	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares, net of issuance costs	21,023,801	21,024	-	-	87,004,856	-	87,025,880
Issuance of non-vested Class A common share awards	3,027,717	3,027	-	-	(3,027)	-	-
Cancellation of non-vested Class A common share awards	(1,000)	(1)		-	1		-
Share based compensation	-	-	-	-	3,101,690	-	3,101,690
Dividends paid ($0.20 per share)	-	-	-	-	-	(7,971,645)	(7,971,645)
Net Income	-	-	-	-	-	65,678,614	65,678,614
Balance December 31, 2009	51,189,033	51,189	-	-	408,619,010	47,595,619	456,265,818

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2008, and 2009
(Expressed in United States Dollars)

	December 31, 2007	December 31, 2008	December 31, 2009
Cash flows from operating activities
Net Income	4,903,736	69,229,461	65,678,614
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	17,204,304	32,874,632	33,814,863
Impairment loss	-	-	6,005,000
Amortization of below- and above-market acquired time charters	(8,423,492)	(26,559,089)	(18,618,699)
Amortization of financing costs	1,097,976	613,629	970,327
Gain on vessel early redelivery	—	—	(549,019)
Share based compensation	20,212,149	522,662	3,101,690
Unrealized loss/(gain) on interest rate swap	1,252,736	10,284,441	(3,367,354)
Gain from the change in fair value of warrants	(493,962)	—	—
Changes in assets and liabilities:
Trade receivables	(354,154)	(18,811)	(1,814,074)
Other receivables	588,991	(921,684)	(1,024,579)
Prepaid expenses	(654,576)	275,436	(85,664)
Inventories	(599,714)	(84,292)	(407,992)
Other assets	(4,132)	—	—
Due from management company	—	(985,960)	(245,919)
Other long term receivables	(1,340,602)	1,265,842	(893,800)
Trade accounts payable	1,837,227	51,505	(638,818)
Accrued expenses	4,394,513	(1,395,502)	(1,952,758)
Due to management company	(99,067)	(1,642,805)	-
Deferred income	3,247,381	(35,151)	434,936
Net cash from operating activities	42,769,314	83,474,314	80,406,754
Cash flows used in investing activities
Acquisition of vessels and attached charter party, and capital expenditures	(418,483,679)	(80,072,478)	—
Repayment of restricted cash	—	3,000,000	—
Increase in restricted cash	(8,010,000)	(1,000,000)	(40,500,000)
Net cash used in investing activities	(426,493,679)	(78,072,478)	(40,500,000)

Paragon Shipping Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2008 and 2009
(Expressed in United States Dollars)

	December 31, 2007	December 31, 2008	December 31, 2009
Cash flows from financing activities
Proceeds from long-term debt	348,812,500	111,500,000	30,000,000
Proceeds from short-term debt	289,336,091	—	—
Repayment of long-term debt	(108,250,000)	(42,015,000)	(83,150,000)
Repayment of short-term debt	(289,336,091)	—	—
Payment of financing costs	(2,302,898)	(816,667)	(292,563)
Proceeds from the issuance of Class A common shares	181,960,710	—	90,088,172
Class A common shares offering costs	(12,862,836)	—	(3,062,292)
Proceeds from the issuance of Class A common shares from the exercise of warrants and options	6,600,0000	13,585,250	—
Dividends paid	(31,236,322)	(50,542,304)	(7,971,645)
Net cash from financing activities	382,721,154	31,711,279	25,611,672
Net (decrease)/ increase in cash and cash equivalents	(1,003,211)	37,113,115	65,518,426
Cash and cash equivalents at the beginning of the period	32,331,848	31,328,637	68,441,752
Cash and cash equivalents at the end of the period	31,328,637	68,441,752	133,960,178
Supplemental disclosure of cash flow information
Cash paid during the period for interest	7,470,805	13,606,475	11,961,768
- Non cash financing activities – financing costs	-	-	270,353

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars except for number of shares data)

1.            Basis of Presentation and General Information

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Paragon Shipping Inc., and its wholly owned subsidiaries listed below (collectively the "Company"). Paragon Shipping Inc. is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006, to act as a holding company. In December 2006, the Company established a branch in Greece under the provision of Law 89 of 1967, as amended.

Private Placement and Initial Public Offering: The Company concluded a private placement in 2006 and as of December 31, 2006, had 11,497,656 Class A Common Shares outstanding and a total of 2,003,288 Class B Common Shares outstanding. On July 16, 2007, a shelf registration statement covering the resale of 11,097,187 of the Company's Class A Common Shares and 1,849,531 of its warrants was declared effective by the U.S. Securities and Exchange Commission. On August 15, 2007, the Company completed its initial public offering of 10,300,000 Class A Common Shares, and on September 13, 2007, completed the offering of an additional 697,539 Class A Common Shares upon the partial exercise of the underwriters' over-allotment option. The initial public offering and the partial exercise of the underwriters' over-allotment option generated $175,960,624 in gross proceeds, at a price of $16.00 per share, before deduction of underwriting commissions and expenses of $11,437,440. Following the completion of the initial public offering, all outstanding 2,003,288 Class B Common Shares were converted into Class A Common Shares on a one-for-one basis.

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

(b)
Camelia Navigation S.A. ("Camelia") incorporated in the Marshall Islands on November 15, 2006, owner of the Cayman Islands flag 45,654 dwt (built 1995) bulk carrier "Blue Seas", which was delivered to the Company on December 28, 2006 from Icon Shipping Limited, a related party. Icon Shipping Limited was incorporated in the Marshall Islands on September 8, 2006, and acquired Blue Seas from an unrelated party on October 4, 2006.  The "Blue Seas" was sold to an unrelated third party and delivered to its new owners on January 14, 2010.

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

Non-Vessel Owning Subsidiaries:

(a)	Epic Investments Inc. ("Epic") incorporated in the Marshall Islands on December 21, 2006 as the treasury company.

(b)	Ovation Services Ltd ("Ovation") incorporated in the Marshall Islands on September 16, 2009.

(c)	Irises Shipping Ltd ("Irises") incorporated in the Marshall Islands on October 6, 2009.

Management Company: The Company outsources the technical and commercial management of all of its subsidiaries' vessels to Allseas Marine S.A. ("Allseas"), a related party, pursuant to management agreements with each vessel owning subsidiary. Each agreement has an initial term of five years. Mr. Michael Bodouroglou, the Company's President and Chief Executive Officer, is the sole shareholder and Managing Director of Allseas. These agreements automatically extend for successive five year term, unless, in each case, at least one month's advance notice of termination is given by either party See Note 9 for disclosure of the relevant amounts.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

1.           Basis of Presentation and General Information - Continued

Major Charterers: For the years ended December 31, 2007, 2008 and 2009 the following charterers individually accounted for more than 10% of the Company's charter revenue:

Charterer	Percentage of time charter revenue
	2007	2008	2009
Bunge S.A.	-	27.5%	12.7%
Korea Line Corporation	-	25.5%	26.9%
Morgan Stanley	29.3%	-	-
STX Panocean Co. Ltd	13.2%	-	-
Express Sea Transport Co	11.2%	-	-
Klaveness Chartering	10.2%	-	-
Deiulemar Shipping S.A.	-	-	18.7%
Cosco Bulk Carriers Ltd	-	-	10.9%

2.            Significant Accounting Policies

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the accounts and operating results of Paragon Shipping Inc. and its wholly owned subsidiaries referred to in Note 1. All intercompany balances and transactions have been eliminated in consolidation.

(b)
Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

2.            Significant Accounting Policies - Continued

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)
Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained with certain banks under the Company's borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets otherwise they are classified as non-current assets

(g)	Inventories: Inventories consist of lubricants and stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(h)
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

(i)
Impairment of Long-Lived Assets: The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review of the carrying amount for each of the Company's vessels as of December 31, 2008 and 2009, indicated that such carrying amounts were recoverable.

(j)
Vessels held for sale: The Company classifies vessels as being held for when the following criteria are met: (i) management is committed to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are no longer depreciated once they meet the criteria of being held for sale.

(k)	Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

2.            Significant Accounting Policies - Continued

(l)	Dry-Docking and Special Survey Costs: Special survey and dry-docking costs are expensed in the period incurred.

(m)
Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debtors Accounting for Changes in Line-of-Credit or Revolving-Debt Arrangements.

(n)
Pension and Retirement Benefit Obligations—Crew: The vessel-owning companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

(o)           Revenue and Expenses:

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

Time Charter Revenue: Time charter revenues are recorded over the term of the charter as service is provided. When two or more time charter rates are involved during the life term of a charter agreement, the Company recognizes revenue on a straight-line basis, and income accrued or deferred as a result is included in Other Receivables/Other Long-Term Receivables or Deferred Income, respectively. Time charter revenues received in advance of the provision of charter service are recorded as deferred income, and recognized when the charter service is rendered.

Vessel Operating Expenses: Vessel operating expenses are accounted for as incurred on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses.

(p)
Repairs and Maintenance: All repair and maintenance expenses, including underwater inspection costs, are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(q)
Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers (i.e., spot vs. time charters). The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, and as a result the disclosure of geographic information is impracticable.

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

If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its "U.S. source shipping income," imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

For 2007 the Company did not qualify for the benefits of Section 883. The Company had accrued for a U.S. income tax liability as of December 31, 2007, of $168,208, and the amount was paid during the third quarter in 2008. For 2008 and 2009, the Company qualified for the benefits of Section 883 and has not accrued for U.S. income tax liability as of December 31, 2008 and 2009.

(s)
Earnings per Share (EPS): The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year determined using the two-class method of computing earnings per share. Non-vested share awards issued are included in the two-class method and income attributable to non-vested share awards is deducted from the net income reported for purposes of calculating net income available to common shareholders used in the computation of basic earnings per share. The computation of diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such securities include non vested stock awards, for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized using the treasury method, to the extent that they are dilutive, and common shares issuable upon exercise of the Company's outstanding warrants, to the extent that they are dilutive. Please refer to Note 20 for additional information on the computation of our basic and diluted EPS.

(t)
Derivatives: The Company records derivative financial instruments in the balance sheet as either an asset or a liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

(u)
Share-based Compensation: All share-based payments to employees and directors, including grants of employee and directors stock options, are recognized in the statement of income based on their grant date fair values and amortized over the service period. The share based compensation related to the conversion feature of the Class B common shares was recognized following the successful completion of the initial public offering (Note 16).

(v)
Prepaid Expenses: The prepaid expenses included as an asset in the accompanying consolidated balance sheet consist of actual payments that occurred in the relevant reported period for goods, services, and benefits that will be received in a future period.

(w)
Fair value of financial instruments: The fair value of the interest rate derivatives is based on a discounted cash flow analysis. See Note 14 for additional disclosure on the fair values of the swap agreements.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

2.            Significant Accounting Policies - Continued

In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at fair value in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs that are not corroborated by market data.

(x) (y)
Below/Above market Acquired Time Charters: When vessels are acquired with time charters attached and the charter rate on such charters is above or below then-current market rates, the Company allocates the purchase price of the vessel and the attached time charter on a relative fair value basis. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then-current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the time charter as a reduction or addition, respectively, to charter hire revenue.

Accounts Receivable Trade: Accounts receivable trade, net reflects the receivables from time charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No allowance for doubtful accounts was recorded for any of the periods presented.

(z)	Recent Accounting Pronouncements:

On June 16, 2008, the FASB issued new guidance clarifying that all unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This guidance was effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company determined that non-vested share awards granted under its equity incentive plan are participating securities because the non-vested share awards participate in dividends. The Company adopted this new guidance as of January 1, 2009 and applied this standard retrospectively. The adoption of this pronouncement did not have any effect for the periods presented.

In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether  an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. This new guidance is effective from January 1, 2010. The adoption of this pronouncement is not expected to have a material impact on the Company's consolidated financial position and results of operations.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

3.            Other Receivables / Other Long-Term Receivables

At December 31, 2008 and 2009, Other receivables – current were $1,209,230 and $2,233,809, respectively, and represent receivables from recognizing charter hire on a straight line basis for charter agreements which provide for varying charter rates, advances to the vessel's captains, and accrued interest receivable and other advances receivable. The Company considers these amounts to be recoverable in full within one year.

Other long-term receivables at December 31, 2008 and December 31, 2009, of $74,760 and $968,560, respectively, represents the long-term portion from recognizing charter hire on a straight line basis for charter agreements which provide for varying charter rates. Since the relevant debtors are first class charterers, that amount is considered recoverable by the Company.

4.            Vessels, Net

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value

Balance January 1, 2008	633,378,703	(18,268,064)	615,110,639
Acquisitions	79,994,483	-	79,994,483
Depreciation for the period	-	(32,874,632)	(32,874,632)
Balance December 31, 2008	713,373,186	(51,142,696)	662,230,490
Impairment loss	(6,005,000)	-	(6,005,000)
Transfer to Vessel held for sale	(23,646,288)	5,968,218	(17,678,070)
Depreciation for the period	-	(33,814,863)	(33,814,863)
Balance December 31, 2009	683,721,898	(78,989,341)	604,732,557

All twelve vessels were first-priority mortgaged as collateral to the loan and credit facilities and related interest rate swaps outstanding as at December 31, 2009.

The impairment loss arose as a result of the Company's intention to sell one of its vessels, the M/V Blue Seas. As a result, the undiscounted cash flow analysis for this vessel indicated that the vessel was impaired as of June 30, 2009, and an impairment loss was recognized in earnings. Measurement of the impairment loss was based on the fair value of the asset which was determined based on estimated cash flows to be derived from the vessel in use to estimated delivery date and the net sales proceeds. As noted in Note 5, an agreement to sell the vessel was signed on August 3, 2009, at which date it met all the criteria for asset held for sale classification.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

5.            Assets Held for Sale

Assets held for sale as of December 31, 2009 represent:

Vessel held for sale                                           17,678,070
Inventory on board the vessel                             372,332
Total 18,050,402

Vessel held for sale represents the adjusted carrying value of the MV Blue Seas, which is lower than the fair value less costs to sell the vessel as of December 31, 2009. On August 3, 2009, the Company entered into a Memorandum of Agreement for the sale of the M/V Blue Seas to an unrelated third party for $17.55 million, less 3% commission. Under the terms of the Memorandum of Agreement, the vessel was to be delivered to its new owner between September 14, 2009 and December 15, 2009. However, this delivery was delayed. On December 31, 2009, the Company entered into an Addendum for the sale of M/V Blue Seas in which the sale price was increased to $18.3 million, less 3% commission. The sale of the vessel was concluded with its delivery to her new owners on January 14, 2010. For more information relating to the credit facility associated with this vessel, refer to Note 12.

Management made the decision to sell M/V Blue Seas based on falling prices and the opportunity to sell one of the oldest vessels in the Company's fleet, which is consistent with the policy of maintaining a relatively young fleet.

6.            Other Fixed Assets, Net

Other fixed assets represent computer systems installed on board the vessels to improve their efficiency. No depreciation was charged as the equipment was installed on board during December 2009.

7.            Other Assets

Other assets of $1,787,988 and $1,380,577 at December 31, 2008 and 2009, respectively, consist of loan arrangement fees and deferred financing costs of $1,781,805 and $1,374,394 at December 31, 2008 and 2009, respectively, and utility deposits related to the leased office space of $6,183 at December 31, 2008 and 2009.

The deferred financing costs shown in the accompanying balance sheet are analyzed as follows:

January 1, 2008	1,578,767
Additions	816,667
Amortization	(613,629)
December 31, 2008	1,781,805
Additions	562,916
Amortization	(970,327)
December 31, 2009	1,374,394

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

8.            Accrued Expenses

Accrued expenses shown in the accompanying consolidated balance sheet are analyzed as follows:

	December 31, 2008	December 31, 2009

Accrued loan interest	2,306,709	364,581

Accrued voyages expenses	251,920	88,641

Accrued vessel operating expenses	460,928	795,318

Accrued dry-docking expenses	124,366	192,893

Financing expenses	49,377	280,770

Accrual for professional fees	676,410	487,607

Other sundry liabilities and accruals	229,219	206,714
Total	4,098,929	2,416,524

9.            Transactions with Related Parties

(a)
Allseas - Leasing: The Company was leasing an office space in Athens, Greece up to September 30, 2007, and although the lease agreement was with an unaffiliated third party, the Company has entered into a tripartite agreement with the lessor and the Company's affiliate, Allseas. The tripartite agreement called for the Company to assume all of the rights and obligations under the lease agreement, which was initially entered into between the lessor and Allseas. The term of the lease that was originally expiring on September 30, 2006, was extended until and terminated on September 30, 2007. Rent expense under this lease amounted to $7,931 for the period from January 1, 2007 to September 30, 2007, and is included in General and administrative expenses (Note 19) in the accompanying statement of income.

(b)
Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: On September 13, 2007 and effective as of October 1, 2007, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company's Chief Executive Officer. The term of the lease is for 5 years beginning October 1, 2007 and expiring September 30, 2012. The monthly rental for the first year is Euro 2,000 plus 3.6% tax, and thereafter will be adjusted annually for inflation increases. Rent expense under this lease amounted to $8,983, $37,380 and $36,216 for the years ended December 31, 2007, 2008 and 2009, respectively, and is included in General and administrative expenses (Note 19) in the accompanying statement of operations.

(c)
Allseas: The following amounts were included in the consolidated statement of income for the periods presented for commissions and management fees charged by Allseas (including deemed management fees):

Year ended December 31,

	2007	2008	2009

(1) Commissions	841,442	1,768,290	1,776,959
(2) Management fees	2,076,678	3,536,240	4,362,908

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

9.            Transactions with Related Parties - Continued

(c)	Allseas – Continued

(1)	Charter Hire Commissions - The Company pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels ("charter hire commission").

Vessel Commissions - The Company also pays Allseas a fee equal to 1% of the purchase price of any vessel bought or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement ("vessel commission"). For the years ended December 31, 2007, 2008 and 2009, vessel commissions incurred which are capitalized and included in the cost of the vessel amounted to $4,172,000, $792,500 and $0, respectively.

(2)
Ship-Owning Company Management Agreements - In addition, each of the ship-owning companies has a management agreement with Allseas, under which management services are provided in exchange for a fixed monthly fee per vessel. The agreement states that the Company pays Allseas a technical management fee of $650 for the period from signing of the management agreement (based on a Euro/U.S. dollar exchange rate of € 1.00:$1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by the Company, and the fee is adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter starting from December 2006. The management fee increases on an annual basis on January 1, each year, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office.

The management fees charged per day for each quarter for the periods presented are noted below:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2007	$675	$683	$687	$725
2008	$764	$831	$828	$755
2009	$783	$746	$773	$803

Accounting Agreement – An amount of $200,000 for each of the years ended December 31, 2008 and 2009, was paid to Allseas for legal, accounting and finance services that were provided for the period as per the accounting agreement dated February 19, 2008, and they have been included in the statement of income for the years ended December 31, 2008 and 2009 in management fees charged by a related party. For the years ended December 31, 2007, an amount of $250,000 was paid to Allseas for legal, accounting and finance services, although no relevant agreement was signed by that time the payment was approved by the Company's Board of Directors.

Administrative Service Agreement: The Company entered into an administrative service agreement with Allseas on November 12, 2008. Under the agreement, Allseas will provide telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for the Company's offices, and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas to be reimbursed on a quarterly basis. For the years ended December 31, 2008 and 2009, expenses incurred under this agreement were $4,515, and $31,373, respectively.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

9.            Transactions with Related Parties - Continued

(c)	Allseas - Continued

For the years ended December 31, 2008 and 2009 the amount due from Management Company for charter hire commissions, management fees, vessel commissions and operating costs reimbursements was $985,960 and $1,231,879 respectively.

Each month, the Company funds a payment to Allseas to cover working capital equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount funded to Allseas over payments made by Allseas for operating expenses is reflected as Due from management company.

In addition, during the year ended December 31, 2009, the Company recognized share based compensation amounting to $762,732 related to shares sold to a wholly-owned subsidiary of Allseas, for management services rendered by Allseas. Refer Note 15(a) for further details.

(d)
Consulting Agreements: The Company has consulting agreements with Levanto Holdings Company, Foyer Services S.A., Coronet Consultants Company, and Remvi Shipholding Corp., companies beneficially owned by the Company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Internal Legal Counsel, respectively. Under the terms of the agreements, these entities provide the services of the individuals who serve in the positions of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Internal Legal Counsel. For the years ended December 31, 2007, 2008 and, 2009 total expense incurred under the consulting agreements was $1,480,413, $1,825,479 and $1,834,862, respectively, and is recorded in General and administrative expenses (Note 19). No amount was due as of December 31, 2008 and 2009.

(e)
Right of First Refusal with Regard to Vessel Acquisitions: The Chief Executive Officer has entered into an agreement with the Company which includes a provision to allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after the Chief Executive Officer or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this agreement, the Chief Executive Officer will notify the Company's committee of independent directors of any agreement that he or any of his other affiliates has entered into to purchase a drybulk carrier. He will provide the committee of independent directors a seven-calendar-day period in respect of a single vessel transaction, or a fourteen-calendar-day period in respect of a multi-vessel transaction, from the date that he delivers such notice to the committee, within which to decide whether or not to accept the opportunity and nominate a subsidiary of the Company to purchase the vessel or vessels, before the Chief Executive Officer will accept the opportunity or offer it to any of his other affiliates.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

9.            Transactions with Related Parties – Continued

(f)
Manning Agency Agreements: The Company's subsidiaries ship-owning companies each has a manning agency agreement with Crewcare Inc., a company beneficially owned by the Company's Chief Executive Officer, based in Manila, Philippines. Under the agreement, manning services are being provided in exchange for a fixed monthly fee of $1,100 per vessel and a recruitment fee of $100 per officer paid on a one-off basis. These charges can be amended on an annual basis. The expenses incurred amounted to $93,464, $122,143, and $194,900 for the years ended December 31, 2007, 2008 and 2009, respectively, and are included in Vessels operating expenses in the consolidated statement of income. Administrative services are also being provided which represent payment of crew wages and related costs on behalf of the Company. The balances due to Crewcare Inc. amounted to $500 and $17,300 as of December 31, 2008 and 2009, respectively, and are included in trade accounts payable in the consolidated balance sheets and represents agency and recruitment fees payable to Crewcare as of the reporting dates.

10.          Below Market Acquired Time Charters

Two vessels have un-amortized below-market rate acquired time charter attached as of December 31, 2009, which amount to $5,272,801, and are expected to be fully amortized by December 31, 2010.

11.          Deferred Income

Deferred income consists of time charter revenues received in advance of charter service being provided or from straight lining of revenue recognition. Revenue is recognized as earned on a straight-line basis at average rates where charter agreements provide for varying annual charter rates over their term.

Deferred income during the periods presented is as follows:

	December 31, 2008	December 31, 2009
Revenue received in advance of service provided

-Current liability	2,353,483	3,000,514

Deferred income resulting from varying charter rates

-Current liability	670,940	701,318

-Non-current liability	703,863	461,390
Total deferred income	3,728,286	4,163,222

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

12.          Secured Loans and Credit Facilities

The table below presents the loans and credit facilities and the amounts outstanding as at December 31, 2008 and 2009:

		December 31, 2008	December 31, 2009
(a)	Commerzbank AG Senior Secured Revolving Credit Facility	110,310,000	98,310,000

(b)	Bayerische Hypo-und Vereinsbank AG Secured Loan	90,000,000	76,500,000

(c)	Bank of Scotland plc Secured Revolving Credit Facility	80,000,000	69,000,000

(d)	First Business Bank S.A. Secured Revolving Credit Facility	28,300,000	24,900,000

(e)	Bank of Ireland Secured Revolving Credit Facility	30,000,000	25,500,000

(f)	HSH Nordbank Loan	48,875,000	40,125,000
Total		387,485,000	334,335,000

Disclosed as follows in the Balance Sheet
Liability directly associated with vessel held for sale	—	24,900,000

Current portion of long-term debt	53,150,000	39,200,000

Long-term debt	334,335,000	270,235,000
Total	387,485,000	334,335,000

The minimum annual principal payments, in accordance with the loans and credit facilities agreements, as amended, required to be made after December 31, 2009 are as follows:

To December 31,
2010	64,100,000

2011	31,700,000

2012	149,510,000

2013	17,700,000

2014	22,700,000

Thereafter	48,625,000
Total	334,335,000

As of December 31, 2009, the Company was in compliance with all debt covenants that were in force as of that date, with respect to its loan and credit facilities, with the exception of two financial covenants with the Bank of Scotland (the leverage ratio and the market adjusted worth ratio), which were cured by subsequently amending the loan agreement in March 2010 with retrospective effect.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

12.          Secured Loans and Credit Facilities - Continued

(a)
Commerzbank AG Senior Secured Loan: On November 29, 2007 the Paragon Shipping Inc (Borrower) entered into a loan agreement for $250.0 million. The purpose of the senior secured revolving credit facility was to refinance the five mortgaged vessels described under Note 1 (d), (e), (g), (h) and (i) and in part-finance up to 50% of the lower of the fair market value and the purchase price of future drybulk carrier acquisitions. The senior secured facility is secured by a first priority mortgage over the vessels financed. On June 20, 2008 an amount of $28.7 million was repaid and the mortgage on the vessel described under Note 1(d) was released.

The Company entered into supplemental agreements on March 30, 2009 and on March 9, 2010 with Commerzbank AG. The main terms and conditions of the loan agreement, as subsequently amended, are as follows:

•
Loan amount of $98.31 million is required to be repaid in 3 consecutive quarterly installments of $3.0 million commencing in the first quarter of 2010, followed by 9 consecutive quarterly installments of $2.5 million plus a balloon repayment of $66.81 million payable simultaneously with the final installment in November 2012.

•
For the purpose of the Security Covenant, the aggregate average fair market value of the vessels that secure the credit facility shall exceed 110% of the aggregate outstanding loan during 2010, 130% during 2011 and 140% during 2012. In determining the Security Covenant the vessels shall be valued on a charter-free basis and to include all account balances and pledged deposits standing to the credit of the Borrower and the vessel owning companies whose vessel secure the facility ("the Guarantors").

•	Minimum liquidity of $11.5 million equivalent to the repayment installments under the loan agreement due and payable in 2010, to be held with and pledged to the lender.

•
Dividend payments and share buy-backs, payments to shareholders and any other form of substantial liquidity outflow is subject to no event of default and restricted to a maximum of $0.50 per common share during 2010 and no restriction thereafter provided there is sufficient fixed income cover to cover 12 months debt servicing under the loan agreement. If not the Borrower to have the option to pledge deposits to be sufficient to cover 12 months debt service and dividend payments.

•	Material increase in the management fees is subject to the prior written approval of the Lender.

•	Adjustments and alterations of any charter party are subject to the prior written approval of the lender.

•	No restrictions on new investments provided that no event of default has occurred.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

12.          Secured Loan and Credit Facilities - Continued

(a)           Commerzbank AG Senior Secured Loan - Continued

•	Annual interest rate of LIBOR plus a margin of 1.75% as of December 31, 2009, and 2.25% thereafter, plus the cost of funds.

•	The ratio of the aggregate financial indebtedness to EBITDA of the Company shall be less than 7:1. during 2010; 6:1. during 2011; and 5:1. during 2012.

•	Market adjusted net worth of the Company shall not be less than $75.0 million during 2010; $100 million during 2011 and 2012.

•	The ratio of total liabilities to market adjusted total assets shall be less than 0.8:1.0 in 2010; 0.75:1.0 in 2011; and 0.7:1.0 in 2012.

•	The Company and its Guarantors, shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

•	Minimum cash liquidity requirement equal to 6 months Company debt service until 2012, including all restricted and retention deposits.

(b)
Bayerische Hypo-und Vereinsbank AG Senior Secured Loan: On November 19, 2007, Paragon Shipping Inc (the "Borrower") entered into a secured credit facility with Bayerische Hypo-und Vereinsbank AG that, subject to certain provisions, provided the Company with an amount of up to $100.0 million to be used in financing up to 50% of the lower of the aggregate market value and the purchase price of the vessels described in Note 1 (a), (c) and (f) and of future drybulk carrier acquisitions. On February 25, 2009 and March 24, 2010, the Company entered into loan supplemental agreements and agreed to amended terms with Bayerische Hypo-und Vereinsbank AG.

The main terms and conditions of the loan agreement, as subsequently amended are as follows:

•	Loan amount of $76.5 million is required to be repaid in 30 consecutive quarterly installments of $2.55 million commencing in the first quarter 2010 and ending in May 2017.

•	The ratio of the aggregate financial indebtedness to EBITDA of the Company shall not be greater than 6.0:1.0.

•	Market adjusted net worth of the Company not less than $100.0 million.

•	Cash equivalents in an amount of no less than $500,000 for each of the Company's vessels to be maintained subject to further conditions in the event of a dividend payment.

•	The leverage ratio of the Company shall not be greater than 0.75:1.0.

•
The aggregate average fair market value of the vessels that secure the loan based on charter inclusive market values shall be no less than 100% of the outstanding loan during 2010 and 110% thereafter until the final maturity. In case of a dividend declaration and the fair market value is less than 154% of the loan outstanding, the Company shall be allowed to declare dividends up to $0.50 per share per annum.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

12.          Secured Loan and Credit Facilities - Continued

(b)           Bayerische Hypo-und Vereinsbank AG Secured Loan - Continued

•	$8.5 million pledged deposit which may be released against the purchase of a Handymax or Panamax dry bulk carrier not older than 11 years and to be mortgaged to the lender.

•	Annual interest rate of LIBOR plus a margin of 1.6% as of December 2009 until March 24, 2010, and 2.25% thereafter.

Future equity raisings are to be applied in restoring any breach of covenant and secondly against the acquisition of additional vessels.

(c)
Bank of Scotland plc Senior Secured Credit Facility: On December 4, 2007, Paragon Shipping Inc (the "Borrower") entered into a secured revolving credit facility with Bank of Scotland plc that, subject to certain conditions, provided the Company with an amount of up to $89.0 million to be used in part-financing or re-financing the acquisition of the vessels described in Note 1 (j) and (k) and of future drybulk carrier acquisitions. This agreement was subsequently amended on May 20, 2008, March 13, 2009, June 12, 2009, and March 9, 2010.

As of December 31, 2009, the Company was in breach of two financial covenants namely the market adjusted net worth and the leverage ratio, for which a restructuring was subsequently agreed with the lender.

The main terms and conditions of the credit facility agreement, as subsequently amended and effective as of December 31, 2009, are as follows:

•
Credit facility outstanding of $69.0 million is required to be repaid in 4 consecutive quarterly installments of $2.5 million commencing in the first quarter of 2010, followed by 8 consecutive quarterly repayments of $1.0 million plus a balloon repayment of $51.0 million payable simultaneously with the final installment in December 2012.

•
For the purpose of the Security Cover covenant, the aggregate average fair market value of the vessels that secure the credit facility shall be no less than 100% of the aggregate outstanding credit facility during the fourth financial quarter of 2009 and the 2010 financial year, 110% during 2011, 130% during the first 6 months of 2012 and 140% during the second six months of 2012.

•	The ratio of EBITDA to interest expense of the Company shall not be less than 2.50 to 1.00.

•
Market adjusted net worth of the Company of no less than $200.0 million. The definitions of market value and market value adjusted net worth are such that, until the date upon which the Company can demonstrate that for the second consecutive financial quarter it is in compliance with the market adjusted net worth of no less than $200.0 million, the calculation of Market Value Adjusted Net Worth shall be based upon the book value of the Company's vessels. For the financial quarter in which the Company complies with the market adjusted net worth provision and each financial quarter thereafter, the definitions will revert to the use of the market values of the fleet vessels.

•	The Company shall at all times maintain cash equivalents in an amount of no less than $1,000,000 per vessel that secures the credit facility.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

12.          Secured Loans and Credit Facilities - Continued

(c)	Bank of Scotland plc Senior Secured Credit Facility- continued

•
The leverage ratio (net indebtedness to market value net worth) of the Company shall not be greater than 0.75:1.0 during the period from October 1, 2009 to December 31, 2009 and 2010, 0.7:1.0 in 2011 and 0.6:1.0 in 2012

•	A positive working capital at all times of not less than $1.0 million, to be maintained by the Company.

•
The Borrower shall, at all times, maintain liquid assets at least equal to the greater of: a) an amount equal to the principal and interest obligations of the Borrower payable over the next two consecutive financial quarters; or b) $25.0 million.

•
If either of the charter parties attached to the vessels described in Note 1 (j) and (k) is terminated or becomes invalid or unenforceable, or is renegotiated in such a way that the charter rates, on an aggregated basis, are insufficient to meet projected debt service obligations over the next two consecutive financial quarters or; the minimum forward charter coverage, calculated as an average of the remaining charter tenors applicable to the ships, shall fall below 6 months, the Borrower shall increase the minimum amount, on an aggregated basis, standing at all times to the credit of the Earnings Accounts to the greater of (a) an amount equal to the principal and interest obligations of the Borrower, arising under the Facility, due and payable, or accruing, over the next two consecutive financial quarters; or; (b) $2.0 million per Ship. The aforementioned increase in minimum amount will be lifted immediately upon the Borrower entering, in respect of the relevant Ship(s), into one or more charterparty/ies with acceptable charterer(s), and in form and substance acceptable to the Lenders, which on an aggregated basis, generate a charter rate sufficient to meet projected debt service obligations over the next two consecutive financial quarters.

•
Annual interest rate of LIBOR plus a margin of 1.75% up to September 30, 2009, and thereafter 2.25%, which will reduce to a margin of 2% or 1.6% if the Security Cover percentage is equal to or greater than 125% or 140%, respectively.

(d)	First Business Bank S.A. Secured Revolving Credit Facility:

On April 16, 2008, as further amended on March 9, 2009, Paragon Shipping Inc (the "Borrower") entered into a secured revolving credit facility with First Business Bank S.A. that, subject to certain conditions, provided the Company with working capital and was secured by the vessel described in Note 1 (b) The full amount of $30.0 million was drawn down under this facility. Under the terms of the credit facility agreement the Company was required to make periodic interest payments at LIBOR plus 2% and quarterly capital payments together until April 2016, the maturity date, together with a final balloon. The facility contains financial covenants requiring the Company, among other things, to ensure that:

•	The ratio of total debt of the Company to EBITDA shall be not greater than 5.00 to 1.00.
•	Market adjusted net worth of the Company of minimum $50.0 million.
•	The subsidiary shall at all times maintain cash equivalents in an amount of no less than $500,000 for the mortgaged vessel.
•	The ratio of indebtedness to total capitalization of the Company shall not be greater than 0.70 to 1.00.
•	The aggregate average fair market value of our vessel that secure the credit facility shall be no less than 140% of the outstanding amount under the loan .
•	$3.4 million pledged deposit to be maintained and will be applied by the Bank towards payment of the 2010 quarterly facility repayment installments as they fall due;

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

12.          Secured Loans and Credit Facilities - Continued

(d)	First Business Bank S.A. Secured Revolving Credit Facility - continued

The lender waived the following covenants for the period starting on January 1, 2009 and terminating on January 1, 2010:

•	total debt of the mortgaged vessels owned by the Company to EBITDA,
•	market adjusted net worth
•	indebtedness to total capitalization
•	security cover.

During 2009, the Company entered into a Memorandum of Agreement with a third party, pursuant to which the secured vessel, M/V Blue Seas would be sold to the third party, hence the balance of this credit facility as of December 31, 2009 has been recorded in the consolidated balance sheet as Liability Associated with Vessel Held for Sale. On January 14, 2010, as a result of the sale of the secured vessel the Company repaid in full the outstanding amount of $24.9 million.

On September 2, 2009, the Company accepted a new secured loan letter from First Business Bank S.A. The purpose of the loan is to finance up to 60% of the market value of either Panamax, Supramax or Handymax drybulk carriers with a maximum age of 10 years from the date of acquisition. The draw down of the new secured loan is conditional upon the full prepayment under the facility agreement entered into on April 16, 2008, as supplemented on March 9, 2009. The main terms and conditions of the loan facility are as follows:

•	Loan amount up to $25.0 million.

•	The loan amount is repayable in 32 consecutive quarterly installments commencing three months after drawdown plus a balloon representing 15% of the loan amount advanced.

•	Maturity 8 years from full drawdown of the loan.

•	Annual interest rate of LIBOR plus a margin of 3% plus cost of funds.

•	For the purpose of the Security Cover covenant, the aggregate average fair market value of the vessels that secure the loan shall be no less than 120% of the outstanding amount under the loan.

•	The Company shall at all times maintain cash equivalents in an amount of no less than $300,000 per vessel that secures the loan.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

12.          Secured Loans and Credit Facilities – Continued

(e)
Bank of Ireland Secured Revolving Credit Facility: On June 6, 2008, Paragon Shipping Inc (the "Borrower") signed a secured revolving credit facility with Bank of Ireland that, subject to certain conditions, provided the Company an amount of up to $30.0 million to be used to finance up to 50% of the lower of the fair market value and the purchase price of the vessel described in Note 1(d). The full amount of $30.0 million was drawn down under this facility and was fully repaid on March 30, 2009, from the proceeds of the facility noted below.

On March 30, 2009, the Company entered into a secured revolving credit facility with Bank of Ireland for up to $30.0 million for the purpose of refinancing the secured revolving credit facility entered into on June 6, 2008. Upon draw down of the $30 million refinancing facility, the existing credit facility was fully repaid. The terms of the facility were amended on March 23, 2010 and the main terms and conditions of the facility as subsequently amended are as follows:

•
The credit facility outstanding of $25.5 million is required to be repaid in 17 consecutive quarterly installments of $1.0 million, commencing in the first quarter of 2010, plus a balloon installment of $8.5 million payable on maturity in June 2014.

•	The aggregate average fair market value of the vessel that secures the credit facility shall exceed 100% of the outstanding amount under the facility and swap exposure in 2010 and 110% thereafter.

•	The ratio of the aggregate financial indebtedness to EBITDA of the Company shall not exceed 7.0:1.0 in 2010, 6.0:1.0 in 2011, and 5.0:1.0 thereafter.

•	Market adjusted net worth of the Company of not less than $50.0 million.

•	The ratio of indebtedness to market value adjusted total assets of the Company shall not be greater than 80% in 2010, 75% in 2011 and 70% thereafter.

•	Cash equivalents in an amount of no less than $750,000 to be maintained.

•	No dividend restrictions, subject to an amount of cash equal to 6 months debt servicing remains with the Company after any dividend payment.

•	Annual interest rate of LIBOR plus a margin of 2% as of December 31, 2009, and 2.25%. thereafter

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

12.          Secured Loan and Credit Facilities - Continued

(f)	HSH Nordbank Loan: On July 31, 2008, Paragon Shipping Inc (the "Borrower") entered into loan with HSH Nordbank, which was amended and supplemented on April 3 2009, for up to the lower of (a) $51.5 million or (b) 65 percent of the market value of the vessel "Friendly Seas". The full amount of $51.5 million was drawn under this loan. On March 1, 2010, HSH Nordbank agreed to waive and amend the Security Cover and the market adjusted net worth and the indebtedness to market value financial covenants which had been waived in 2009 for the period to January 4, 2010. The main terms and conditions of the facility as subsequently amended are as follows:

•
Loan amount outstanding of $40.125 million is required to be repaid in 19 consecutive quarterly installments of $0.875 million commencing in the first quarter of 2010, followed by 16 consecutive quarterly installments of $0.375 million each, plus a final repayment of up to $17.5 million on the final maturity date in September 2018.

•
The aggregate average fair market value of the vessel that secures the loan (Security Cover) is waived until January 1, 2011, and shall be no less than 100% of the outstanding amount under the loan up to and including January 1, 2012 and 126% thereafter.

•	Market adjusted net worth of the Company is waived until January 1, 2012 and not less than $120.0 million thereafter.

•	A minimum of $750,000 is to be maintained in a pledged deposit account with the lender .

•	The ratio of indebtedness to market value of the Company is waived until January 1, 2012, and thereafter shall not be greater than 0.70 to 1.00.

•	Annual interest rate of LIBOR plus a margin of 2% (plus costs of funds if applicable) as of December 31, 2009 and thereafter 2.50%, to be reviewed on August 5, 2011.

•
The annual dividend payment and/or share buy-back shall be restricted to a maximum of $1.00 per share per annum up to and including December 31, 2011, and shall not exceed the greater of a) 70% of the net income of the preceding financial quarter or b) $1.00 per share based on the number of shares outstanding as of December 31, 2009.

•	A deposit of 9 months debt service of this loan (scheduled repayments and interest) placed in a pledged deposit account with the lender.

(g)
Additional Covenants: Each of the above loans and credit facilities are secured by first priority mortgages on all vessels described in Note 1, first assignments of all freights, earnings and insurances. They also contain covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's consent before it changes the flag, class or management of the vessels, or enter into a new line of business. The facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross- default to other indebtedness and non-compliance with security documents, and prohibits the Company from paying dividends if the Company is in default on its facilities and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant.

No amount is available to be drawn down by the Company at December 31, 2009, under the above facilities. The weighted average interest rate for the years ended December 31, 2008 and 2009 was 4.14%, and 2.17%, respectively.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

13.          Interest Rate Swaps

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined ranges in current LIBOR rates. As of December 31, 2008 and 2009, the Company's outstanding interest rate swaps had a combined notional amount of $263 million and $258 million, respectively. Details of the interest rate swap agreements are noted below.

Effective December 21, 2006, the Company entered into an interest rate swap with HSH Nordbank on a notional amount of $55.0 million, based on expected principal outstanding under the Company's credit facility. Following the repayment of the HSH Nordbank loan facility on July 25, 2007, the HSH Nordbank interest rate swap was novated to Commerzbank AG on January 15, 2008. Under the terms of the swap, the Company makes quarterly payments to Commerzbank AG on the relevant amount at a fixed rate of 6% if 3-month LIBOR is greater than 6%, at three months LIBOR if 3-month LIBOR is between 4.11% and 6%, and at 4.11% if 3-month LIBOR is equal to or less than 4.11%. Commerzbank AG makes quarterly floating-rate payments to the Company for the relevant amount based on the 3-month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its new credit facility to a range of 4.11% and 6%, exclusive of margin due to its lenders. The swap is effective until June 21, 2010.

Effective December 20, 2007, the Company entered into an interest rate swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility. Under the terms of the swap, the Company makes quarterly payments to Bayerische Hypo-und Vereinsbank AG on the relevant amount at a fixed rate of 5% if 3-month LIBOR is greater than 5%, at three months LIBOR if 3-month LIBOR is between 3.15% and 5%, and at 3.15% if 3-month LIBOR is equal to or less than 3.15%. Bayerische Hypo-und Vereinsbank AG makes quarterly floating-rate payments to the Company for the relevant amount based on the 3-month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its new credit facility to a range of 3.15% and 5%, exclusive of margin due to its lenders. The swap is effective from December 20, 2007 to December 20, 2010.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

13.          Interest Rate Swaps - Continued

Effective December 20, 2007, the Company entered into an interest rate multi callable swap with Bayerische Hypo-und Vereinsbank AG on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility. Under the terms of the swap, Bayerische Hypo-und Vereinsbank AG makes a quarterly payment to the Company based on 3-month LIBOR less 3.5% on the relevant amount if 3-month LIBOR is greater than 3.5%. If 3-month LIBOR is less than 3.5% Bayerische Hypo-und Vereinsbank AG receives an amount from the Company based on 3.5% less 3-month LIBOR for the relevant amount. If LIBOR is equal to 3.5% no amount is due or payable to the Company. The swap is effective from December 20, 2007 to December 20, 2010. Bayerische Hypo-und Vereinsbank AG may at its sole discretion cancel permanently this swap agreement commencing on March 20, 2008 up to and including September 20, 2010 with a five business days notice. The term of the derivative is 3 years.

Effective December 21, 2007, the Company entered into an interest rate swap with Bank of Scotland plc on a notional amount of $50.0 million, based on expected principal outstanding under the Company's credit facility,. Under the terms of the swap, the Company makes quarterly payments to Bank of Scotland plc on the relevant amount at a fixed rate of 5% if 3-month LIBOR is greater than 5%, at three months LIBOR if 3-month LIBOR is between 3.77% and 5%, and at 3.77% if 3-month LIBOR is equal to or less than 3.77%. Bank of Scotland plc makes quarterly floating-rate payments to the Company for the relevant amount based on the 3-month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its secured revolving credit facility with Bank of Scotland plc to a range of 3.77% and 5%, exclusive of margin due to its lenders. The swap is effective from December 21, 2007 to December 21, 2012.

Effective on July 21, 2008, the Company entered into an interest rate swap with Bank of Ireland on a notional amount of $30.0 million, based on expected principal outstanding under the Company's credit facility. Under the terms of the swap, the Company makes quarterly payments to Bank of Ireland on the relevant amount at a fixed rate of 5.42% if 3-month LIBOR is greater than 5.42%, at three months LIBOR if 3-month LIBOR is between 2.75% and 5.42%, and at 2.75% if 3-month LIBOR is equal to or less than 2.75%. Bank of Ireland makes quarterly floating-rate payments to the Company for the relevant amount based on the 3-month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its secured revolving credit facility with Bank of Ireland to a range of 2.75% and 5.42%, exclusive of margin due to its lenders. The swap is effective from July 21, 2008 to June 6, 2011.

Effective on August 13, 2008, the Company entered into an interest rate swap with HSH Nordbank on a notional amount of $30.0 million that will be reducing by approximately $1.5 million for the next four quarters and by approximately $0.5 million for the remaining seven quarters,. Under the terms of the swap, the Company makes quarterly payments to HSH Nordbank on the relevant amount at a fixed rate of 5.91% if 3-month LIBOR is greater than 5.91%, at three months LIBOR if 3-month LIBOR is between 2.75% and 5.91%, and at 2.75% if 3-month LIBOR is equal to or less than 2.75%. HSH Nordbank makes quarterly floating-rate payments to the Company for the relevant amount based on the 3-month LIBOR. The swap transaction effectively limits the Company's expected floating-rate interest obligation under its secured revolving credit facility with Bank of Ireland to a range of 2.75% and 5.91%, exclusive of margin due to its lenders. The swap is effective from August 13, 2008 to August 13, 2011.

All the above interest rate swaps did not qualify for hedge accounting as of December 31, 2009 and December 31, 2008.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

14.          Fair Value Disclosures

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of the credit and loan facilities approximate their carrying value, predominantly due to the variable interest rate and no significant change in the Company's credit risk.

The Company's interest rate swaps did not qualify for hedge accounting. The Company adjusts its interest rate swap contracts to fair market value at the end of every period and records the resulting unrealized loss/gain during the period in earnings. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of income are shown below:

Interest Rate Swap Contracts not designated
as hedging instruments

		December 31, 2008	December 31, 2009
	Balance Sheet Location	Fair Value	Fair Value
Interests rate contracts	Current liabilities – Interest rate swaps	$6,407,751	$6,820,289
Interest rate contracts	Long-term liabilities – Interest rate swaps	5,247,391	1,467,499
Total liability derivatives		$11,655,142	$8,287,788

	Amount of (Loss)/Gain Recognized on Derivatives
	Year ended December 31,
	2007	2008	2009

Interest rate swaps – Unrealized (loss) / gain	$(1,252,736)	$(10,284,441)	$3,367,355
Interest rate swaps – Realized loss	-	(1,094,558)	(6,606,591)
Total loss on interest rate swaps	$(1,252,736)	$(11,378,999)	$(3,239,236)

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

14.	Fair Value Disclosures - Continued

Financial Instruments that are measured at Fair Value on a Recurring Basis

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of our financial instruments as of December 31, 2008 and 2009.

	Significant Other Observable Inputs (Level 2)
	December 31,
	2008	2009
Interest rate swaps - liability	$11,655,142	$8,287,788

As of December 31, 2008 and 2009, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated balance sheet.

Asset Measured at Fair Value on a Non recurring Basis

During June 2009, in accordance with accounting guidance relating to long lived assets held and used, the Company recognized an impairment on one of its vessels (the MV Blue Seas) from its carrying value of $ 23,877,875, to its fair value of $ 17,872,875. This resulted in an impairment charge of $ 6,005,000, which was included in earnings for the period.

Description	Year ended December 31, 2009	Significant Other Observable Inputs (Level 2)	Loss
Vessel held and used	$17,872,875	$17,872,875	$6,005,000

The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2008 and 2009.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

15.          Capital Structure

(a)
Common Stock: Under the amended and restated articles of incorporation, the Company's authorized common stock consists of 125,000,000 shares of common stock, par value $0.001 per share, divided into 120,000,000 Class A Common Shares and 5,000,000 Class B Common Shares. As of December 31, 2008 and 2009, the Company had a total of 27,138,515 and 51,189,033 Class A Common Shares outstanding, respectively, and no other class of shares outstanding.

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

On September 25, 2008, the Company's Board of Directors approved a buy-back program expiring on December 31, 2008, wherein $20.0 million of cash on hand could be used to buy back Company's shares. On November 25, 2008 the Company's Board of Directors extended the buy-back program until December 31, 2009. No shares have been repurchased under this plan.

On April 13, 2009, the Company's Board of Directors approved to negotiate and execute a Controlled Equity Offering Agreement (the "CEO Agreement") with Cantor Fitzgerald & Co. ("Cantor"), providing for the issuance and sale of up to 10,000,000 Company's Class A Common Shares. This offering was completed on June 7, 2009, with total net proceeds from the sale of $42.5 million.

On June 3, 2009, the Company's Board of Directors approved an amendment to the Company's CEO Agreement, for the issuance and sale of up to a further 10,000,000 Class A Common Shares. This offering was completed on October 2, 2009, with total net proceeds from the sale of $41.2 million.

On November 10, 2009, the Company, Allseas, and Loretto Finance Inc., a wholly owned subsidiary of Allseas, signed a tripartite agreement, whereby the Company agreed to issue and sell to Allseas, via Loretto, 1,023,801 shares, representing 2% of the Company's common shares as of November 10, 2009, in order to ensure Allseas's continued services, at a selling price of $3.68 per share. The selling price was based on the Company's average share price over the period from May 2009 to November 2009, less a 10% discount. According to the agreement, the shares sold to Loretto cannot be transferred for a period of one year. The selling price of $3.68 per share was lower than the fair value based on the average of the high-low trading price of the shares on the date the agreement was concluded, which was $4.425 per share. The fair value of the shares granted on November 10, 2009, based on the market price of the shares on the NASDAQ amounts to $4,530,319. The consideration received from Loretto Finance Inc. amounted to $3,767,588. The excess of the fair value of the shares granted over the consideration received is deemed share based compensation for management services, and amounts to $762,732.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

15.          Capital Structure - Continued

(a)	Common Stock: - Continued

Furthermore in accordance with the agreement, in the event of a capital increase, an equity offering or the issuance of shares to a third party in the future, the Company will issue at that time to Loretto at no cost whatever to the latter additional common shares to maintain Loretto's shareholding of the Company's total issued and outstanding shares at 2%.

(b)
Preferred Stock: Under the amended and restated articles of incorporation, the Company's authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.001 per share, and there was none issued and outstanding at December 31, 2008 and 2009.

(c)
Warrant Agreement: During 2006, the Company entered into a warrant agreement in connection with the private placement whereby it issued one fifth of a warrant, attached to each Class A Common Share. In total 2,299,531 warrants were issued by the Company. Each warrant entitles the holder to purchase one Class A Common Share at an exercise price of $10.00 per share and became exercisable upon the public offering of the Company's Class A Common Shares and may be exercised at any time thereafter until expiration. Each warrant expires on November 21, 2011. During the years ended December 31, 2007, 2008 and 2009 660,000, 1,349,525 and none respectively, were exercised, including 450,000 warrants that were exercised by Innovation Holdings. In connection with the exercise of the warrants, the Company received proceeds of $6.6 million and $13.5 million, respectively. As of December 31, 2008 and 2009 there were 290,006 warrants outstanding.

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

The fair value of the warrants on the amendment date May 7, 2007 was $4.25 per warrant. The $493,962 gain arising from the change in the fair value of the warrants from January 1, 2007 to May 7, 2007 has been included in earnings for the year ended December 31, 2007.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

16.          Share Based Payments

Equity incentive plan

On October 11, 2006, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive options to acquire shares of Class A Common Shares. A total of 1,500,000 shares of Class A Common Shares were reserved for issuance under the plan. In 2009, the plan was amended to increase the number of shares to be reserved for issuance by 4,000,000 Class A Common Shares. The Board of Directors administers the plan. Under the terms of the plan, the Board of Directors are able to grant new options exercisable at a price per Class A Common Share to be determined by the Board of Directors but in no event less than fair market value as of the date of grant. The plan also permits the Board of Directors to award non-vested share units, non-qualified options, stock appreciation rights and non-vested share.

During the year ended December 31, 2007, the Company additionally granted 46,500 non-vested Class A Common Share awards and then another 20,000 non-vested Class A Common Share awards. During the year ended December 31, 2008 the Company additionally granted 42,000 non-vested Class A Common Share awards, authorized 6,000 non-vested Class A Common Share awards to employees of Allseas, which were granted in January 2009, and cancelled 6,000 non-vested Class A Common Share awards. During the year ended December 31, 2009, the Company granted 3,027,717 non-vested Class A Common Shares awards, authorized 12,000 non-vested Class A Common Share awards to employees of Allseas, which were granted in February 2010 and cancelled 1,000 non-vested Class A Common Shares awards. These awards are described below.

Total share based compensation was $20,212,149, $522,662 and $2,338,959 for the years ended December 31, 2007, 2008 and 2009, respectively.

(a)           Options

On November 19, 2007, the Company's board of directors amended the vesting terms of the 61,500 options awarded to employees and directors and the 8,500 options awarded to employees of Allseas in 2006 and upon the first anniversary from their grant date, on November 21, 2007, they all became vested. The Company's board of directors considered that all options should be vested upon anniversary in order to compensate the relevant option holders for the successful completion of the private placement. Upon the vesting of the 70,000 options on November 21, 2007, the total remaining amount of the unrecognized compensation cost for these options was recognized. The options are conditioned upon the option holder's continued service as an employee of the Company, an employee of an affiliate or a director through the applicable vesting date. In the event the option holder ceases to be an employee of the Company, an employee of an affiliate, a consultant or a director, the option holder will forfeit all rights to the non-vested portion of their award.

During the term of the options, any vested portion of the options not previously exercised may be exercised in part or in whole at any time. The administrator, the compensation committee or any other committee designated by the board of directors to administer the equity incentive plan, may accelerate the exercisability of the options at such time and under such circumstances as the administrator deems appropriate. During the years ended December 31, 2008 and 2009, 37,500 options and none respectively, were exercised of which 7,500 options were exercised at an exercise price of $12.00 per share and the remaining 30,000 options were exchanged cashless for 12,507 Class A Common Shares. The Company received in total $90,000 in net proceeds and 20,007 Class A Common Shares were issued from the exercise of those options. 500 options were cancelled in 2008 and 32,000 options were outstanding at December 31, 2008 and 2009.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

16.          Share Based Payments - Continued

Equity incentive plan - Continued

(a)           Options

The fair values of the options were determined on the date of grant using a Cox Rubinstein binomial option pricing model. Estimated life of options granted was estimated using the historical exercise behavior of employees, during their employment in Allseas Marine SA. Expected volatility was based on average calculated historical price volatilities of selected peer group companies using expected term (10 years of price data or most available) as range for historical daily price range. Risk free interest was based on contractual agreements in effect at the time of grant. These options were valued based on the following assumptions: an estimated life of 6.25 years for the 70,000 options granted to executive officers and directors, volatility of 54% for options granted during 2006, risk free interest rate of 4.58% for options granted during 2006, and zero dividend yield for options granted.

The fair value of the 70,000 options to purchase common shares granted on November 21, 2006 was $4.57 per share.

As of December 31, 2009, all options have vested and are outstanding and exercisable. Their weighted average remaining contractual life is 3.25 years.

(b)           Non-vested share awards

On August 27, 2007, the Company granted 37,000 of Class A non-vested Common hare awards to certain senior officers, directors and employees of the Company, and 9,500 of non-vested Class A Common Share awards to employees of Allseas, with a grant date fair value of $15.81 per share. The non-vested share awards vest ratably over 2 years from the grant date and are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date.

On December 28, 2007, the Company granted 20,000 of non-vested Class A Common Shares to certain senior officers, directors and employees of the Company, with a grant date fair value of $18.97 per share and authorized 6,000 of non-vested Class A Common Share awards to be granted to employees of Allseas. The 20,000 non-vested share awards vest ratably over 3 years from December 31, 2007 and are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date.

On December 28, 2007, the vesting dates of other existing non-vested share awards have been re-arranged and December 31 of the relevant year was agreed to be the date for the shares that vest in the second half of the year and June 30 of the relevant year was agreed to be the date for the shares that vest in the first half of the year.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

16.          Share Based Payments - Continued

Equity incentive plan - Continued

(b)           Non-vested share awards - Continued

The Company granted 6,000 non-vested share awards on February 5, 2008, which vest ratably over 4 years from December 31, 2007 and are conditioned upon the option holder's continued service as an employee of Allseas through the applicable vesting date. On May 13, 2008, the Company granted 4,000 non-vested Class A Common Share awards to a non-executive director which vest ratably over 3 years through June 30, 2011, and are conditioned upon the option holder's continued service as a non-executive director through the applicable vesting date. On December 19, 2008 the Company granted 32,000 non-vested Class A Common Share awards to directors and employees of the Company, with a grant date fair value of $4.82 per share, of which the 20,000 vest ratably over 2 years through December 31, 2010 and the 12,000 vest ratably over 3 years through December 31, 2011, and authorized 8,600 non-vested Class A Common Share awards to employees of Allseas, subsequently granted on January 23, 2009, with a grant date fair value of $5.25 per share and which vest ratably over 4 years through December 31, 2012

On August 18, 2009 the Company granted 1,000,000 non-vested Class A Common Share awards to Mr. Michael Bodouroglou, Chairman, Chief Executive Officer and founder of the Company, as an award for the performance of the Company in the six-month period ended June 30, 2009, with a grant date fair value of 4.025 per share, and of which 330,000 shares vest on December 31, 2009, 330,000 shares on December 31, 2010 and 340,000 shares on December 31, 2011

On November 10, 2009 the Company granted 1,987,117 non-vested Class A Common Share awards to Innovation Holdings S.A., a Company wholly owned and controlled by Mr. Michael Bodouroglou, with a grant date fair value of $4.425 per share, and of which 993,558 shares vest on December 31, 2009 and 993,559 shares on December 31, 2010.

On November 10, 2009 the Company granted 32,000 non vested Class A Common Share awards to directors and employees of the Company, with a grant date fair value of $4.425 per share, of which 20,000 vest ratably over 2 years through December 31, 2011 and 12,000 vest ratably over 3 years through December 31, 2012. The Company also authorized on November 10, 2009 12,000 non vested Class A Common Share awards to employees of Allseas, subsequently granted in February 2010, and which vest ratably over 3 years through December 31, 2012.

Until the forfeiture of any non-vested share awards, all non-vested share awards regardless of whether vested, the grantee has the right to vote such non-vested share awards, to receive and retain all regular cash dividends paid on such non-vested share awards with no obligation to return the dividend if employment ceases and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the non-vested share awards. The Company estimates the forfeitures of non-vested share awards to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The accounting guidance relating to the Share based payments describes two generally accepted methods of accounting for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the "accelerated method", which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the "straight-line method" which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

16.          Share Based Payments - Continued

Equity incentive plan - Continued

(b)           Non-vested share awards - Continued

Management has selected the straight-line method with respect to the non-vested share awards because it considers each non-vested share award to be a single award and not multiple awards, regardless of the vesting schedule. Additionally, the "front-loaded" recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case. The fair value of the non-vested share awards granted on the dates specified above was estimated by taking the average of the high-low trading price of the share on the relevant grant date.

A summary of the activity for non-vested share awards is as follows:

	Number of Shares	Weighted Average Fair Value

Non vested, December 31, 2008	93,167	$14.05
Granted	3,027,717	$4.30
Cancelled	(1,000)	$13.36
Vested	(1,380,376)	5.37
Non vested, December 31, 2009	1,739,508	4.72

The fair value of the compensation cost recognized during the years ended 2007, 2008, and 2009 amount to $196,063, $522,662 and $ 2,338,959, respectively and are included in general and administrative expenses.

The remaining unrecognized compensation cost amounting to $11,617,309 as of December 31, 2009, is expected to be recognized over the remaining weighted average period of 1.2 years, according to the contractual terms of those non-vested share awards.

(c)           Contingent compensation awards

On May 15, 2007, the Company's board of directors approved a conditional compensation award to the directors, executive officers and certain employees of Allseas consisting of an aggregate 46,500 non-vested share awards and an aggregate payment of Euro 1.07 million to the Company's senior executive officers. The granting of any portion of the non-vested share awards and the payment of Euro 1.07 million was contingent upon the completion of a successful public offering resulting in at least $50 million in gross proceeds. In August 2007, the initial public offering was completed and as a result the payment of the compensation award of Euro 1.07 million was made on August 22, 2007 and the 46,500 non-vested share awards were granted on August 27, 2007 and vested in December 2008 and 2009.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

16.          Share Based Payments - Continued

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

The Company valued the Class B common shares using the fair value of our Class A Common Shares of $9.11 per share and determined the fair value of our Class A Common Shares by deducting the fair value of 1/5 of one warrant of $.89 from the $10 price per unit in the private placement. In estimating the value of the Class B shares, the Company did not consider the probability of occurrence of the successful completion of a public offering raising $50 million in gross proceeds in accordance with the related accounting guidance. Accordingly, the Company has measured the maximum compensation expense to be recorded to be $18.25 million ($9.11 x 2,003,288 shares).

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

17.          Vessel Operating Expenses

Vessel operating expenses comprise the following:

	2007	2008	2009

Crew wages and related costs	3,856,336	7,448,303	8,822,637
Insurance	1,742,863	3,105,758	3,362,229
Repairs and maintenance	647,753	1,182,694	1,098,096
Spares and consumable stores	3,335,325	6,523,509	5,252,384
Taxes	168,208	-	-
Miscellaneous expenses	539,855	756,111	1,499,318
Total	10,290,340	19,016,375	20,034,664

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

18.          Gain from Vessel Early Redelivery

Gain from vessel early redelivery represents income recognized in connection with early termination of a period time charter, resulting from a request of the respective vessel charterers for which the Company received cash compensation of $251,855. In addition a gain of $549,019 which relates to the unamortized fair value of below market acquired time charter on the vessel redelivery date as a result of the early termination has also been recognized.

19.          General and Administrative Expenses

The details of general and administrative expenses are as follows:

	2007	2008	2009

Share based compensation	20,212,149	522,662	2,338,959
Consulting fees	1,480,413	1,825,479	1,834,862
Salaries	145,665	158,284	142,994
Bonus awards	3,870,007	2,388,519	2,688,199
Non-executive directors' remuneration	90,000	159,524	202,324
Office rent	16,914	37,380	36,216
Telecommunication expenses	35,594	38,563	22,954
Fares and traveling expenses	314,498	342,494	177,137
Personnel and other expenses	31,639	49,455	22,577
Other professional services	633,779	1,869,778	1,161,397
Directors and officers insurance	75,766	112,140	176,872
Stock market annual Fee (NASDAQ)	-	35,110	42,610
Other expenses	103,903	234,440	101,995
Total general and administrative expenses	27,010,327	7,773,828	8,949,096

20.          Earnings Per Share

Basic EPS – Class A Common Shares - In calculating the basic EPS for our Class A Common Shares, income available to Class A Common Shares for the period to December 31, 2007, is determined by deducting from net income the portion attributable to Class B Common Shares. For the year ended December 31, 2007, net income allocated to the Class B Common Shares is equal to the dividends paid to the Class B common shareholder.

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

20.          Earnings Per Share - Continued

Net income available to Class A Common Shares used in determining the basic EPS for our Class A Common Shares is calculated as follows:

	2007	2008	2009
Net Income	4,903,736	69,229,461	65,678,614
Less – income allocable to Class B Common Shares	2,954,848	-	-
Income available to Class A Common Shares	1,948,888	69,229,461	65,678,614

The Company excluded the dilutive effect of 32,000 stock option awards, 290,006 warrants, and 1,739,508 non-vested share awards in calculating dilutive EPS for its Class A common shares as of December 31, 2009, as they were anti-dilutive.

The two class method EPS was adopted on January 1, 2009 and was applied retroactively to all periods presented.

Numerators	2007	2008	2009
Net income available to Class A common shares	$1,948,888	$69,229,461	$65,678,614
Less: Income attributable to non-vested share awards	3,661	56,298	(1,278,992)
Net Income available to common shareholders	$1,945,227	$69,173,163	$64,399,622
Denominators
Weighted average common shares outstanding, basic	16,495,980	26,819,923	38,026,523
Effect of dilutive securities:
Warrants	850,097	160,478	-
Stock options	61,336	7,784	-
Non-vested share awards	31,050	21,828	-
Weighted average common shares outstanding, diluted	17,438,463	27,010,013	38,026,523
Net income per common share:
Basic	$0.12	$2.58	$1.69
Diluted	$0.11	$2.56	$1.69

Weighted Average Shares – Basic - In calculating basic EPS for our Class A Common Shares, the Company includes the effect of vested non-vested share awards and Class A Common Shares issued for exercised stock options awards and warrants from the date they are issued or vest .

Weighted Average Shares – Diluted - In calculating diluted earnings per share the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS for our Class A Common Shares, the following dilutive securities are included in the shares outstanding unless their effect is anti- dilutive

●	Unvested share awards outstanding under the Company's Stock Incentive Plan
●	Class A Common Shares issuable upon exercise of the Company's outstanding warrants.
●	Class A Common Shares issuable upon exercise of the Company's outstanding options

Paragon Shipping Inc. Notes to Consolidated Financial Statements (Expressed in United States Dollars)

21.          Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of December 31, 2007, 2008 and 2009, the Company is not aware of any claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

Rental expense for the years ended December 31, 2007, 2008 and 2009 was $16,914, $37,380 and $36,216 respectively. Fixed future minimum non cancellable rent commitments as of December 31, 2009, based on a Euro/U.S. dollar exchange rate of € 1.00:$1.44 and without taking into account any annual inflation increase are as follows:

For the year ending	Office Lease
December 31, 2010	29,837

Total	29,837

Future minimum charter hire receipts, based on vessels committed to non-cancelable long-term time charter contracts, (including fixture recaps) with an initial or remaining chartered period in excess of one year as of December 31, 2009, assuming 15 to 20 days off hire due to any scheduled dry-docking, net of commissions are:

For the year ending	Amount
December 31, 2010	92,273,385

December 31, 2011	77,723,674

December 31, 2012	25,695,117

December 31, 2013	20,201,953

December 31, 2014	3,005,859
Total	218,899,988

22.          Subsequent Event

On February 22, 2010, the Company's board of directors declared a dividend of $0.05 per Class A Common Share to shareholders of record on March 1, 2010, payable on March 12, 2010, which represents a total dividend payment of $ 2.56 million.