Form 20-F
period 2010-12-31
Paragon Shipping Inc.
filed 2011-03-04
CIK 1401112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

 ☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

Michael Bodouroglou, +30 210 891 4600, m.bodouroglou@paragonshipping.gr
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

As of December 31, 2010, there were 55,870,299 shares of the registrant's Common Stock outstanding.

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
 ☐ Yes        ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See the definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting ☐ Standards as issued by the International Accounting Standards	Other ☐

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

Please note in this annual report, "we," "us," "our," and "the Company," all refer to Paragon Shipping Inc. and its subsidiaries, unless otherwise stated.

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the drybulk and containership shipping industries, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the SEC.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

A.	Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data, which are stated in U.S. dollars, other than share data, for the period from April 26, 2006 (inception) to December 31, 2006 and for each of the four years ended December 31, 2010. The selected data is derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Our audited consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2008, 2009 and 2010, and the consolidated balance sheets at December 31, 2009 and 2010, together with the notes thereto, are included elsewhere in this annual report. The following data should be read in conjunction with Item 5. "Operating and Financial Review and Prospects," the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	Period from inception (April 26, 2006) to December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
INCOME STATEMENT DATA
Net revenue	$4,729,160	$73,185,127	$161,137,646	$152,747,121	$111,700,109
Voyage expenses	18,970	348,452	461,265	397,657	412,849
Vessel operating expenses	559,855	10,290,340	19,016,375	20,034,664	19,974,806
Dry-docking expenses	—	1,184,140	2,792,710	715,308	2,632,479
Management fees charged by a related party	170,750	2,076,678	3,536,240	4,362,908	4,292,291
Depreciation	1,066,527	17,204,304	32,874,632	33,814,863	33,719,712
General and administrative expenses	1,782,429	27,010,327	7,773,828	8,949,096	17,723,987
Impairment loss	—	—	—	6,005,000	—
Gain on sale of assets / vessel acquisition option	—	—	—	—	(1,064,023)
Gain from vessel early redelivery	—	—	—	(800,874)	(113,338)
Operating income	1,130,629	15,070,886	94,682,596	79,268,499	34,121,346
Interest and finance costs	(951,798)	(10,328,845)	(15,840,197)	(11,379,241)	(10,234,928)
Loss on derivatives	(117,965)	(1,252,736)	(11,378,999)	(3,239,236)	(2,611,920)
Interest income	404,409	997,178	1,871,099	1,049,962	321,120
Gain from the change in fair value of warrants	—	493,962	—	—	—
Foreign currency (loss) / gain	(3,511)	(76,709)	(105,038)	(21,370)	1,299,662
Net income	461,764	4,903,736	69,229,461	65,678,614	22,895,280
Income allocable to Class B common shares	259,036	2,954,848	—	—	—
Income available to Class A common shares	202,728	1,948,888	69,229,461	65,678,614	22,895,280

	Period from inception (April 26, 2006) to December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
INCOME STATEMENT DATA – Continued
Earnings per Class A common share, basic	$0.14	$0.12	$2.58	$1.69	$0.44
Earnings per Class A common share, diluted	$0.14	$0.11	$2.56	$1.69	$0.44
Earnings per Class B common share, basic and diluted	$0.00	—	—	—	—
Weighted average number of Class A common shares, basic	1,441,887	16,495,980	26,819,923	38,026,523	49,812,716
Weighted average number of Class A common shares, diluted	1,442,639	17,438,463	27,010,013	38,026,523	49,812,716
Weighted average number of Class B common shares, basic and diluted	1,842,381	—	—	—	—
Dividends declared per Class A common share	—	$1.91	$1.88	$0.20	$0.20
Dividends declared per Class B common share	—	$1.48	—	—	—

	Period from inception (April 26, 2006) to December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
OTHER FINANCIAL DATA Net cash from operating activities	$1,621,892	$42,769,314	$83,474,314	$80,406,754	$60,613,801
Net cash used in investing activities	(155,355,447)	(426,493,679)	(78,072,478)	(40,500,000)	(142,151,113)
Net cash from / (used in) financing activities	186,065,403	382,721,154	31,711,279	25,611,672	(17,634,931)

	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010
BALANCE SHEET
Current assets, including cash	$33,410,044	$33,426,286	$72,274,712	$190,049,436	$55,503,278
Total assets	188,239,859	659,472,477	742,421,254	812,692,848	821,276,010
Current liabilities	4,249,625	21,801,465	69,219,899	78,990,340	45,212,355
Long-term debt	77,437,500	309,000,000	334,335,000	270,235,000	282,757,012
Obligations for warrants	10,266,969	—	—	—	—
Deferred income	—	586,499	703,863	461,390	1,300,699
Long-term portion of interest rate swaps	—	1,370,701	5,247,391	1,467,499	1,534,277
Below market acquired time charters	—	51,077,602	24,483,822	5,272,801	—
Shareholders' equity	96,285,765	275,636,210	308,431,279	456,265,818	490,471,667

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. For example, the degree of charter hire rate volatility among different types of drybulk carriers has varied widely. After reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk carriers declined to near historically low levels in December 2008. During 2010, the Baltic Exchange Dry Index, or BDI, rates, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax and Capesize drybulk carriers, ranged from a high of 4,209 in May 2010 to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels at the end of 2010. The BDI has further decreased in 2011 to 1,262 as of March 1, 2011. While we generally charter our vessels for periods ranging from approximately two to five years, we may be exposed to changes in spot market rates for drybulk carriers, and such changes may affect our earnings and the value of our drybulk carriers at any given time. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders. The supply of and demand for shipping capacity strongly influence freight rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

If charter rates in the drybulk market continue to decline and remain at low levels for any significant period in 2011, this will have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan agreements.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities and drybulk cargoes;

•	changes in the exploration or production of energy resources commodities, and drybulk cargoes;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities and drybulk cargoes;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that could influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing drybulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

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

The drybulk carrier charter market remains significantly below its high in 2008, which has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may affect our ability to comply with our loan covenants.

The abrupt and dramatic downturn in the drybulk charter market, from which we derive a substantial part of our revenues, has severely affected the drybulk shipping industry and has adversely affected our business. The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% during the month of October 2008 alone.  During 2010, the BDI ranged from a high of 4,209 in May 2010 to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels at the end of 2010. The BDI has further decreased in 2011 to 1,262 as of March 1, 2011. The decline and volatility in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan agreements.

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

The container shipping industry is cyclical and volatile and the recent global economic recession has resulted in decreased demand for container shipping, which may negatively impact our containership operations.

Our investment in the containership industry, and future growth of our containership operations, will generally depend on continued growth in world and regional demand for container shipping services, and the recent global economic slowdown has resulted in decreased demand for container shipping and a related decrease in charter rates.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade. Charter rates have fallen significantly since the middle of 2008. Although they have since partially rebounded from near ten-year lows, they remain well below long-term averages and could further decline in the near term. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Our ability to employ the containerships in our fleet will depend upon, among other things, the state of the containership market when our containerships are available for re-employment. If the containership market is in a period of sustained depression, we may be unable to operate our containerships profitably.

An over-supply of drybulk carrier and containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our drybulk carriers and containerships profitably.

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2010. As of January 2011, newbuilding orders had been placed for an aggregate of more than 49% of the current global drybulk fleet, with deliveries expected during the next four years.

Notwithstanding the decline in the size of the containership orderbook over the last 12 months, newbuilding containerships with an aggregate capacity of 3.8 million TEU were on order, representing 27.3% of the total fleet capacity as of January 2011. The size of the orderbook is large relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years.

An over-supply of drybulk carrier and containership capacities, particularly in conjunction with the currently reduced level of demand, may result in a further reduction of charter hire rates. If the current low drybulk carrier and containership charter rate environment persists and the global fleet capacity increases due to the delivery of newbuildings or further redeployment of previously idle drybulk carriers and containerships, upon the expiration or termination of the current charters for our vessels, we may only be able to recharter those vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

Liner companies, which are the most significant charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, have declined, with only marginal improvement year-to-date, adversely affecting their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, has reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo and containers by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than us could enter the drybulk or container shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other drybulk and container shipping companies, our results of operations would be adversely impacted.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of the recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, further negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of the significant recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. While the growth rate of China's GDP increased to approximately 10.3% for the year ended December 31, 2010, as compared to approximately 9.1% for the year ended December 31, 2009, the Chinese GDP growth rate remains below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

A decrease in the level of China's export of goods or an increase in trade protectionism could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our vessels may be deployed on routes involving trade in and out of emerging markets, and our charterers' shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China's exports and on our charterers' business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If the incipient global recovery is undermined by downside risks and the recent economic downturn is prolonged, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

World events could affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, and the presence of U.S. and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Beginning in 2008, the frequency of piracy incidents increased significantly, and continued at a relatively high level through today, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

The United States and other parts of the world have and continue to experience weakened economic conditions and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions and may affect changes in law or interpretations of existing laws.

The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of March 1, 2011, we had total outstanding indebtedness of $311.1 million (of principal balance) under our credit facilities.

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

Drybulk carrier and containership values may fluctuate, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; prevailing freight rates, which are the rates paid to the shipowner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount; and the need to upgrade second hand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the shipping market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

Our charter revenues are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends, if any, in the future.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker, which could affect the amount of dividends, if any, that we pay to our shareholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. The containership market is typically stronger in the spring and autumn in anticipation of increased consumption of consumer products during the holiday and peak seasons. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality has not materially affected our operating results, it could materially affect our operating results and cash available for distribution to our shareholders as dividends, if any, in the future.

Fuel, or bunker prices, may adversely affect profits.

While we generally will not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. This could negatively impact our results of operations and financial condition.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, including modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties, criminal liability, remediation costs and natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

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

These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings. The involvement of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.

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

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These security procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

For example, since the events of September 11, 2001, U.S. authorities have significantly increased the levels of inspection for all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is possible that changes to inspection procedures, such as those described above, could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

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

As of March 1, 2011, we employed each of our 11 drybulk carriers under time charter agreements with an average remaining duration of approximately 18.5 months, with five customers representing 78.6% of our revenues for the year ended December 31, 2010. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities, such as iron ore, coal, grain, and other minor bulks. In addition, in depressed market conditions, there have been reports of charterers, including some of our charter counterparties, renegotiating their charters or defaulting on their obligations under charters, and our customers may fail to pay charter hire or attempt to renegotiate charter rates.

In addition, one of our drybulk carriers, the M/V Pearl Seas, is currently on charter to Korea Line Corp., or KLC, a South Korean shipping company that announced on January 25, 2011 it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court had issued a preservation order. Our charter with KLC has an initial term ending not earlier than August of 2011 at a rate of $37,300 per day, with an optional extension of up to an additional 26 to 28 months at $32,500 per day with 50% profit share above that level. The option was exercised on February 1, 2011. The M/V Pearl Seas recently completed its discharge operations and, as from February 1, 2011, until February 18, 2011, was undergoing drydock and maintenance procedures. As a result, the vessel was off hire for the duration of the drydock and maintenance period and no payment from KLC was due under the charter during that period. KLC has been notified that charter hire is now due as per the governing charter party agreement. Since February 18, 2011, the vessel remains at anchor in China waiting for charterer's voyage instructions.  No hire has been received for this period and we do not expect KLC to make charter hire payments for the contracted amount, nor do we expect KLC to honor the charter party agreement. Should KLC stop performing its obligations under the charter, as we expect, we will vigorously pursue any claim it may have against KLC, however we may have difficulty recovering any unpaid amounts or securing another charter at similar rates, as current charter rates are significantly lower than the contracted rate under the charter.

As with the M/V Pearl Seas, the time charters on which we deploy a number of our other vessels provide for charter rates that are significantly above market rates as of March 1, 2011. Should a counterparty fail to honor its obligations under its charter with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased drybulk carrier charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities, certain of which specifically require the maintenance of minimum charter rate levels. For example, under our loan agreement with Bayerische Hypo-und Vereinsbank AG, if the charter for any of our vessels mortgaged thereunder, which are the Deep Seas, the Calm Seas and the Crystal Seas, is terminated or ceases to remain in full force and effect for any reason it would constitute an event of default under such credit facility. Under our loan agreement with HSH Nordbank, if the charter for the vessel mortgaged thereunder, the Friendly Seas, were renegotiated such that the renegotiated net charterhire rate was insufficient to cover all payment obligations under such loan agreement, operating expenses of the vessel and all commission payments with respect to such vessel, our inability to make required payments thereunder could result in an event of default.

The current low drybulk and containership charter rates and drybulk carrier and containership values and any future declines in these rates and values have affected and may continue to affect our ability to comply with various covenants in our credit facilities.

Our credit facilities, which are secured by mortgages on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a minimum equity ratio requirement that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective credit facility. The market value of drybulk carriers and containerships is sensitive, among other things, to changes in the drybulk and containership charter markets, respectively, with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the drybulk and containership markets coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk carrier values, including the vessels in our fleet, and containership values. A continuation of these conditions would lead to a further significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance, we would have to further reduce or eliminate our dividend, sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the value of our vessels further deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

During the first quarter of 2010, we entered into amendments to five of our credit facilities. The amendments relate to certain financial covenants, such as the security maintenance coverage ratios, market adjusted net worth requirements and indebtedness to total capitalization ratios contained in the applicable credit facilities. If the current low charter rates in the drybulk market and low vessel values continue or further decline, we may not be in compliance with these covenants, and would have to seek waivers of compliance from our lenders and/or raise additional funds through asset sales, equity infusions or similar transactions.

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

Within 2010, we entered into amendments to five of our credit facilities, and in the third quarter of 2010, we entered into two new credit facilities.

Our amended secured credit facilities, together with our other secured credit facilities, impose operating and financial restrictions on us. These restrictions may limit our ability to:

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

In addition, under these covenants, we are required to maintain minimum restricted cash equivalents ranging between $0.5 million to $2.0 million per vessel and certain pledged deposits with our lenders.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' consent when needed. This may prevent us from taking actions that are in our shareholders' best interest. For example, our amended loan agreements contain additional restrictions, including the requirement that we obtain the prior written consent of each of our lenders before paying dividends and impose maximum limits on the per share and aggregate dividend that we may pay pursuant to the terms of certain of our other credit facilities.

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

The fair market values of our vessels have generally experienced high volatility, and you should expect the market value of our vessels to fluctuate depending on a number of factors including:

•	the prevailing level of charter hire rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies and other modes of transportation;

•	the types, sizes and ages of vessels;

•	the supply and demand for vessels;

•	applicable governmental regulations;

•	technological advances; and

•	the cost of newbuildings.

As a result of the decline in the market value of our fleet, we may not be able to obtain other financing or incur debt on terms that are acceptable to us or at all.

We recently expanded into and have limited experience with respect to the containership sector.

We recently expanded into the containership sector, with which we have limited experience.  The operation of containerships has certain unique risks involving, among other things, the high speeds at which containerships travel in order to move cargoes around the world quickly and minimize delivery delays, the loading or unloading of containers with highly varied cargoes and industry specific inspection procedures. Our ability to establish containership industry relationships and a reputation for customer service and safety, as well as to acquire and renew charters with leading liner companies, will depend on a number of factors, including our ability to man our vessels with experienced containership crews and the ability to manage such risks.  Given our limited experience and the limited experience of Allseas Marine S.A., or Allseas or our Manager, with respect to the containership industry, there is no assurance that we will be able to address the variety of vessel management risks in the containership sector or to develop and maintain commercial relationships with leading liner companies, which could adversely affect our containership business and results of operations.

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

Our strategy is to employ our vessels on fixed-rate period charters, of which five expire in 2011, six expire in 2012, one expires in 2013 (the charter for the M/V Pearl Seas with KLC, for which we have substantial doubts as to whether the charterer will meet its obligations) and one expires in 2014. Currently, prevailing drybulk carrier charter rates are significantly lower than those provided for in our existing charter agreements. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates are at depressed levels, we may have to employ our vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our vessels profitably to allow us to continue to pay dividends or repay our debt.

We may not be able to raise equity and debt financing sufficient to pay the cost of the newbuilding vessels we have agreed to acquire, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have entered into contracts for the construction of four Handysize and three Kamsarmax drybulk carriers that are scheduled to be delivered to us between October 2011 and December 2012. We cannot assure you that the net proceeds from future equity offerings or debt financing would be sufficient to pay the cost of these newbuilding vessels that we have agreed to acquire for an aggregate remaining purchase price of $134.8 million, and we currently have no available borrowing capacity. In addition, we used a substantial portion of our unrestricted cash and cash equivalents, aside from cash generated from operations since June 30, 2010, for vessel acquisition costs. The remaining balance of the purchase price for the seven newbuildings that we have agreed to acquire, is payable upon delivery of the respective vessels from October 2011 to December 2012. While we have entered into a commitment letter with a syndicate of international lenders for a credit facility that would be used to fund 100% of the balance of the acquisition costs of these vessels, we cannot assure you that we will enter into such credit facility and, if we are unable to do so, that we will be able to arrange alternative equity financing or other debt financing necessary to meet such obligations. The failure to fund such newbuilding costs would have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may have difficulty properly managing our planned growth through acquisitions of our newbuilding vessels and additional vessels.

We intend to grow our business through the acquisition of our contracted newbuilding vessels and we may make selective acquisitions of other additional secondhand and newbuilding vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise newbuilding vessels we may order, and obtain required debt or equity financing on acceptable terms. We have contracted to acquire seven newbuilding vessels for an aggregate remaining purchase price of $134.8 million, all of which are scheduled to be delivered from October 2011 to December 2012.

A delay in the delivery to us of any such vessel, or the failure of the seller or shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

A shipyard could fail to deliver a newbuilding on time or at all because of:

•	work stoppages or other hostilities, political or economic disturbances that disrupt the operations of the shipyard;

•	quality or engineering problems;

•	bankruptcy or other financial crisis of the shipyard;

•	a backlog of orders at the shipyard;

•	weather interference or catastrophic events, such as major earthquakes or fires;

•	our requests for changes to the original vessel specifications or disputes with the shipyard; or

•	shortages of or delays in the receipt of necessary construction materials, such as steel, or equipment, such as main engines, electricity generators and propellers.

In addition, we may seek to terminate a newbuilding contract due to market conditions, financing limitations or other reasons. The outcome of contract termination negotiations may require us to forego deposits on construction and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated newbuilding contract, we would need to provide an acceptable substitute vessel to the charterer to avoid breaching our charter agreement. The delivery of any secondhand vessel we may agree to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions or enter into newbuilding contracts at favorable prices. During periods when charter rates are low, we may be unable to fund the acquisition of newbuilding vessels, whether through lending or cash on hand. For these reasons, we may be unable to execute our growth plans or avoid significant expenses and losses in connection with our future growth efforts.

We may have to suspend the payment of cash dividends in the future as a result of market conditions and future dividends will be subject to the consent of one of our lenders and, upon receipt of such consent, will be subject to certain additional restrictions.

Currently, certain of our amended credit facilities restrict the amount of dividends we may pay with respect to 2011 to $0.50 per share per annum and/or limit the aggregate amount of dividend payments we may pay with respect to 2011 to $51.2 million. Furthermore, one of our credit facilities limits the quarterly dividend payment to 70% of the reported net income of the preceding financial quarter, with the exception of the dividends relating to the six-month period ended March 31, 2011, where the aggregate dividend payment shall not exceed the lesser of (i) $0.10 per share and (ii) 70% of the accumulated reported net income for the respective period. In addition to our on-going controlled equity offering, we may issue common shares in the future, which issuances would increase our currently issued and outstanding shares on which any future dividends would be paid, thereby potentially decreasing the amount per share that we would be able to pay, assuming we obtain the required prior written consent of one of our lenders, while remaining in compliance with the aggregate dollar value limits on dividend payments in our amended credit facilities. In addition, the terms of our credit facilities contain a number of financial covenants and general covenants that require us to, among other things, maintain minimum vessel market values as a percentage of the total outstanding facility amount, minimum cash balances and insurance including, but not limited to, hull and machinery insurance in an amount at least equal to the fair market value of the vessels financed, as determined by third party valuations. We may not be permitted to pay dividends in any amount under our credit facilities if we are in default of any of these loan covenants or if we do not meet specified debt coverage ratios and minimum charter rate levels.

Further, in light of a lower charter rate environment and the significant contraction in worldwide credit markets, our board of directors, which declared a dividend of $0.05 per share for the fourth quarter of 2010 payable on or about March 24, 2011 to shareholders of record on March 14, 2011, may determine to further reduce or suspend dividend payments in the future. Our dividend policy will be assessed by the board of directors from time to time. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan agreements, may limit our ability to pay dividends in the future.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We have entered into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under certain of our credit facilities which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2010, the fair value of our interest rate swaps was a liability of $5.4 million.

Substantial debt levels could affect our ability to pay dividends and limit our flexibility to obtain additional financing and pursue other business opportunities.

As of March 1, 2011, we had outstanding indebtedness of $311.1 million and we expect to incur additional indebtedness as we further grow our fleet as market conditions warrant. This level of debt could have important consequences to us, including the following:

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

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions, such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to affect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.

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

Since the completion of our initial public offering in August 2007, we have increased the size of fleet from six drybulk carriers to eleven drybulk carriers and two containerships. In addition to our operating fleet, we have agreed to acquire four Handysize and three Kamsarmax newbuilding drybulk carriers that we expect to take delivery of between October 2011 and December 2012. The addition of these vessels to our fleet has resulted in a significant increase in the size of our fleet and imposes significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

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

We are dependent on Allseas for the provision of the services of our executive officers and for the commercial and technical management our fleet, and the failure of Allseas to satisfactorily perform its services may adversely affect our business.

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. We reimburse Allseas on a monthly basis for all costs and expenses incurred by Allseas in connection with the provision of services under the agreement. As of March 1, 2011, we have one shoreside salaried employee and we reimburse our Manager for the services of our chief executive officer and interim chief financial officer, Robert Perri, our financial officer, George Skrimizeas, our chief operating officer and Maria Stefanou, our internal legal counsel and corporate secretary, and we currently have no plans to hire additional employees.

In addition, as we subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas' services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against Allseas if it defaults on its obligations to us, you will have no recourse directly against Allseas. Further, we will need to seek approval from our lenders to change our commercial and technical manager.

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

Our ability to obtain additional debt financing may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher level than the anticipated cost, may materially affect our results of operation and our ability to implement our business strategy.

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

Our success depends to a significant extent upon the abilities and efforts of our management team, including our ability to retain key members of our management team and to hire new members as may be necessary. As of March 1, 2011, we have one shoreside salaried employee and we reimburse our Manager for the services of our chief executive officer and interim chief financial officer, Robert Perri, our financial officer, George Skrimizeas, our chief operating officer and Maria Stefanou, our internal legal counsel and corporate secretary, and we currently have no plans to hire additional employees. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current fleet consists of eight Panamax drybulk carriers, two Supramax drybulk carriers and one Handymax drybulk carrier with an aggregate capacity of approximately 747,994 dwt and a weighted average age of 7.7 years as of March 1, 2011. In addition, we own and operate two 2010-built containerships with an aggregate capacity of approximately 6,852 TEU, which we took delivery of in July and August 2010. We have also entered into contracts for the construction of four Handysize drybulk carriers and three Kamsarmax drybulk carriers, which are scheduled to be delivered to us between October 2011 and December 2012. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would no longer qualify for exemption under Section 883 for a particular taxable year if shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances with regard to our tax-exempt status or that of any of our subsidiaries.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those U.S. shareholders make an election available under the Code (which election could itself have adverse consequences for such U.S. shareholders), such U.S. shareholders would be liable to pay U.S. federal income tax at the then prevailing U.S. federal income tax rates on ordinary income plus interest upon "excess distributions" and upon any gain from the disposition of our common shares, as if such "excess distribution" or gain had been recognized ratably over the U.S. shareholder's holding period of our common shares. See "Item 10.E. Taxation—Material U.S., Marshall Islands and Liberian Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

In 2009, the Liberian Congress enacted the Economic Stimulus Taxation Act of 2009, which reinstates the treatment of non-resident Liberian corporations, such our Liberian subsidiaries, under Prior Law retroactive to January 1, 2001.  This legislation will become effective when it is finally published by the Liberian government.

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

We are a holding company and our subsidiaries, which are wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments, if any, in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends. In addition, the declaration and payment of dividends, if any, in the future will depend on the provisions of Marshall Islands law affecting the payment of dividends. Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend and dividends may be declared and paid out of our operating surplus. Our ability to pay dividends, if any, in the future will also be subject to our satisfaction of certain financial covenants contained in our credit facilities and amendments and waivers related thereto. We may be unable to pay dividends in the anticipated amounts or at all. Currently, one of our amended credit facilities requires that we obtain the prior written consent of the lender before paying any dividend, and certain of our other amended credit facilities restrict the amount of dividends we may pay with respect to 2011 to $0.50 per annum and/or limit the aggregate amount of dividend payments we may pay with respect to 2011 to $51.2 million. Furthermore, one of our credit facilities limits the quarterly dividend payment to 70% of the reported net income of the preceding financial quarter, with the exception of the dividends relating to the six-month period ended March 31, 2011, where the aggregate dividend payment shall not exceed the lesser of (i) $0.10 per share and (ii) 70% of the accumulated reported net income for the respective period.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels. If we are unable to do so, those systems may become ineffective, which could adversely affect our financial performance and reduce the amount of cash available for distribution as dividends to our shareholders.

Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, our Manager will need to recruit suitable additional seafarers and shoreside administrative and management personnel on our behalf. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agent encounter business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends, if any, to our shareholders may be reduced.

Because our seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

As of March 1, 2011, our vessel owning subsidiaries employ approximately 270 seafarers. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. These agreements may not prevent labor interruptions. Any labor interruption could disrupt our operations and harm our financial performance.

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

Risks Relating to Our Common Shares

Our shareholders will experience dilution as a result of our on-going controlled equity offering, including the issuance of shares of our common stock to Loretto Finance Inc. in connection with our on-going controlled equity offering.

As of March 1, 2011, we sold 6,374,900 shares of our common stock pursuant to our on-going controlled equity offering.  If we sell all of the remaining 8,625,100 common shares that may be offered pursuant to the controlled equity offering (and, as a result, issue a total of 300,000 common shares to Loretto Finance Inc., or Loretto, a related-party entity controlled by our chairman and chief executive officer, for no consideration as described below), we will have approximately 68,104,599 common shares outstanding, excluding an aggregate of 322,006 common shares underlying outstanding options and warrants, with exercise prices ranging from $10.00 to $12.00 per share.  Because the sales of the common shares offered under the controlled equity offering are made directly into the market or in negotiated transactions, the prices at which we sell these shares may vary and these variations may be significant.  Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

Pursuant to an agreement with Loretto which we entered into in connection with its acquisition of shares of our common stock in November 2009, we will issue to Loretto up to 300,000 shares of common stock in the aggregate at no cost in connection with the controlled equity offering, which will result in dilution to our shareholders. Loretto will receive additional shares of common stock on the same terms in any future issuances of equity securities (other than issuance of shares pursuant to exercise of our outstanding warrants and under our equity incentive plan) which will result in further dilution to our shareholders.

Furthermore, our shareholders may incur additional dilution from any future equity offering and upon the issuance of additional shares of our common stock upon the exercise of our outstanding warrants and upon the exercise of options that we have granted to certain of our officers and directors or upon the issuances of additional restricted stock pursuant to our equity incentive plan.

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

Our common shares have been trading below $5.00 per share, and the last reported sale price on the NYSE on March 1, 2011 was $3.13 per share. As long as the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use our common shares as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares. In addition, in order to maintain the listing of our common shares on the NYSE, our stock price will need to comply with the NYSE's minimum share price requirements.

The public market may not continue to be active and liquid enough for you to resell our common shares in the future.

The price of our common shares may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the shipping industry;

•	changes in government regulation;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The seaborne transportation industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile.

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

Our chairman and chief executive officer and Innovation Holdings, which is beneficially owned by our chairman and chief executive officer and members of his family, collectively hold approximately 18.0% of our total outstanding common shares which enables considerable control over matters on which our shareholders are entitled to vote.

As of March 1, 2011, Mr. Michael Bodouroglou, our President and chief executive officer, beneficially owns 10,748,906 shares, or approximately 18% of our outstanding common shares, the vast majority of which is held indirectly through entities over which he exercises sole voting power. Please see "Item 7.A. Major Stockholders." While Mr. Bodouroglou and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of our common shares that they own, they effectively control the outcome of matters on which our shareholder are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

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

Item 4.    Information on the Company

A.           History and development of the Company

Paragon Shipping Inc. is a Marshall Islands corporation formed on April 26, 2006. Our executive offices are located at 15 Karamanli Ave, GR 166 73, Voula, Greece. Our telephone number at this address is +30 210 891 4600. Allseas is responsible for all commercial and technical management functions for our fleet. Allseas is beneficially owned by our chairman and chief executive officer, Mr. Michael Bodouroglou.

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials, and container cargo products, along worldwide shipping routes. As of March 1, 2011, our operating fleet was comprised of eleven drybulk carriers, consisting of eight Panamax drybulk carriers, one Handymax drybulk carrier and two Supramax drybulk carriers with an aggregate capacity of approximately 747,994 dwt and a weighted average age of 7.7 years, and  two 2010-built containerships with an aggregate capacity of approximately 6,852 TEU. In addition to our operating fleet, we have agreed to acquire four Handysize and three Kamsarmax newbuilding drybulk carriers that we expect to take delivery of between October 2011 and December 2012, which we refer to collectively as the "Acquisition Vessels." Since inception, we grew our fleet to four drybulk carriers by December 31, 2006. During 2007, we took delivery of seven drybulk carriers. In June 2008, we entered into a purchase agreement for our Supramax drybulk carrier M/V Friendly Seas for a purchase price of $79.3 million, which we funded with drawings under our credit facility with HSH Nordbank and took delivery of in August 2008. On January 14, 2010, we concluded the sale of our Handymax drybulk carrier M/V Blue Seas for $18.3 million to an unrelated party, less a 3.0% commission. In March 2010, we entered into a purchase agreement for one additional Panamax drybulk carrier for a purchase price of $41.0 million, which we partially funded with drawings under our secured loan facility with HSBC Bank. This vessel was delivered to us on July 8, 2010. In April and May 2010, we entered into contracts with Zhejiang Ouhua Shipbuilding Co., Ltd. for the construction of the Acquisition Vessels. The aggregate purchase price for the Acquisition Vessels, which are scheduled to be delivered to us between October 2011 and December 2012, amounts to $192.2 million, of which $134.8 million remained outstanding as of December 31, 2010, which we intend to fully-finance with borrowings under a $135.0 million credit facility, for which we entered into a commitment letter on February 25, 2011. In June 2010, we entered into purchase agreements for two containerships, the Box Voyager and the Box Trader, for a purchase price of €40.0 million per containership, which we partially funded with drawings under our secured loan facility with Credit Suisse AG. The containerships were delivered to us on July 30, 2010 and August 16, 2010, respectively. On October 12, 2010, we concluded the sale of our Handymax drybulk carrier M/V Clean Seas to an unrelated third party for $23.5 million, less a 3.5% commission.

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

On August 15, 2007, we completed our initial public offering of 10,300,000 Class A common shares and on September 13, 2007, issued 697,539 Class A common shares upon the partial exercise of the over-allotment option granted to the underwriters of our initial public offering. Those offerings generated $176.0 million in gross proceeds at an offering price of $16.00 per share, before deduction of underwriters' commissions and expenses of $11.4 million. In addition, certain selling shareholders sold an aggregate of 318,728 Class A common shares in the over-allotment option at the same price per share. Following our initial public offering, all the 2,003,288 Class B common shares were converted into Class A common shares on an one-for-one basis. Our common shares commenced trading on the Nasdaq Global Market under the symbol "PRGN" on August 10, 2007. On August 21, 2008, a shelf registration statement (Registration No. 333-152979) covering the sale of $250.0 million of our securities and 5,283,288 of our common shares by certain selling shareholders that were previously acquired in private transactions was declared effective by the SEC.

On April 15, 2009, we entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, or the 2009 Sales Agreement, and on the same date we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of up to 10,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. On June 4, 2009, we entered into an amendment to the 2009 Sales Agreement to sell a further 10,000,000 common shares from time to time through Cantor Fitzgerald & Co., as agent, and on June 5, 2009, we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of these 10,000,000 common shares. On February 5, 2010, an amendment to the shelf registration statement (Registration No. 333-164370) covering the sale of $500.0 million of our securities and 9,214,206 of our common shares by certain selling shareholders that were previously acquired in private transactions was declared effective by the SEC. On March 24, 2010, our common shares commenced trading on the NYSE and stopped trading on the Nasdaq Global Market. On October 12, 2010, we entered into another Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co., as sales agent, and on the same date we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of up to 15,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. As of March 1, 2011, 6,374,900 common shares had been sold under the controlled equity offering with net proceeds amounting to $21.6 million.

On November 10, 2009, we, Allseas, and Loretto Finance Inc., or Loretto, a wholly owned subsidiary of Allseas, entered into a tripartite agreement, whereby we agreed to issue and sell to Allseas, via Loretto, 1,023,801 common shares, representing 2% of our common shares as of November 10, 2009, in order to ensure Allseas's continued services, at a selling price of $3.68 per share. The selling price was based on our average share price over the period from May 2009 to November 2009, less a 10% discount. Pursuant to the terms of the agreement, the shares sold to Loretto cannot be transferred for a period of one year. The selling price of $3.68 per share was lower than the fair value based on the average of the high-low trading price of the shares on the date the agreement was concluded, which was $4.425 per share. The fair value of the common shares granted on November 10, 2009 was based on the market price of the shares on the Nasdaq Global Market, which amounts to $4.5 million. The consideration received from Loretto amounted to $3.8 million. The excess of the fair value of the shares granted over the consideration received is deemed share-based compensation for management services, and amounts to $0.8 million.  Under the terms of the agreement, we are obligated to issue to Loretto at no cost such number of our common shares as will maintain Loretto's ownership of 2% of our total outstanding common shares. Based on the agreement and following the controlled equity offering discussed in the preceding paragraph, as of March 1, 2011, 127,498 shares were granted to Loretto amounting to $0.4 million.

As of March 1, 2011, we had a total of 59,214,199 common shares issued and outstanding.

B.            Business overview

As of March 1, 2011, our fleet consisted of eight Panamax drybulk carriers, one Handymax drybulk carrier, two Supramax drybulk carriers and two containerships. We utilize segment reporting to reflect our separate drybulk and containership operating fleets.

The following table presents certain information concerning our fleet as of March 1, 2011:

DRYBULK OPERATING FLEET

Vessel Name	DWT	Vessel Type	Year Built	Charterer Name	Gross Daily Charter Rate(1)	Re-Delivery from Charterer(2)
						Earliest	Latest
Dream Seas	75,151	Panamax	2009	Intermare Transport	$ 20,000	May 2013	Aug. 2013
Coral Seas	74,477	Panamax	2006	Intermare Transport	$ 15,775	Feb. 2012	May 2012
Golden Seas	74,475	Panamax	2006	Deiulemar Shipping	$ 43,500	Sept. 2011	Nov. 2011
Pearl Seas (3)	74,483	Panamax	2006	Korea Line Corp.	$ 37,300	Aug. 2011	Oct. 2011
					$ 32,500	Oct. 2013	Dec. 2013
Diamond Seas (4)	74,274	Panamax	2001	Bunge S.A.	$ 16,250	June 2012	Sept. 2012
Deep Seas	72,891	Panamax	1999	Morgan Stanley	$ 15,000	Sept. 2011	Dec. 2011
Calm Seas	74,047	Panamax	1999	Intermare Transport	$ 15,775	Mar. 2012	June 2012
Kind Seas	72,493	Panamax	1999	Deiulemar Shipping	$ 45,500	Nov. 2011	Feb. 2012
Friendly Seas	58,779	Supramax	2008	Deiulemar Compagnia	$ 33,750	Apr. 2014	Aug. 2014
Sapphire Seas	53,702	Supramax	2005	STX Panocean	$ 13,700	June 2012	Sept. 2012
Crystal Seas	43,222	Handymax	1995	Cosco Bulk Carrier	$ 33,000	Aug. 2011	Nov. 2011

CONTAINERSHIP OPERATING FLEET

Vessel Name	TEU	DWT	Year Built	Charterer Name	Gross Daily Charter Rate(1)	Re-Delivery from Charterer(2)
						Earliest	Latest
Box Voyager	3,426	42,650	2010	CSAV Valparaiso	$ 20,000	June 2012	Sept. 2012
Box Trader	3,426	42,650	2010	CSAV Valparaiso	$ 20,000	July 2012	Oct. 2012

NEWBUILDINGS WE HAVE AGREED TO ACQUIRE

Vessel Name	DWT	Vessel Type	Shipyard	Expected Shipyard Delivery
Hull no. 619	82,000	Kamsarmax	Zhejiang Ouhua Shipbuilding	Apr. 2012
Hull no. 622	82,000	Kamsarmax	Zhejiang Ouhua Shipbuilding	Aug. 2012
Hull no. 624	82,000	Kamsarmax	Zhejiang Ouhua Shipbuilding	Dec. 2012
Hull no. 604	37,200	Handysize	Zhejiang Ouhua Shipbuilding	Oct. 2011
Hull no. 605	37,200	Handysize	Zhejiang Ouhua Shipbuilding	Dec. 2011
Hull no. 612	37,200	Handysize	Zhejiang Ouhua Shipbuilding	Aug. 2012
Hull no. 625	37,200	Handysize	Zhejiang Ouhua Shipbuilding	Sept. 2012

(1)	Daily charter hire rates in this table do not reflect commissions which are payable by us to third party chartering brokers and Allseas ranging from 1.25% to 6.25%, including the 1.25% to Allseas.

(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon termination of the charter.

(3)
On June 22, 2009, we agreed with KLC to reduce the gross daily charter rate for the M/V Pearl Seas to $37,300 per day from June 23, 2009 until the expiration of the charter period. We also agreed to extend the current employment of the M/V Pearl Seas for an optional period (at our option) of between 26 and 28 months commencing on August 11, 2011, at a gross daily charter rate of $32,500 and a commission of 6.25%. In case the Panamax spot market increases above $32,500 per day (based on the previous quarterly average of the BPI), then an additional amount above such level shall be shared equally between us and the charterer. The option was exercised on February 1, 2011. Please see the discussion of the current status of our charter with KLC under "Our Customers", below.

(4)	Bunge S.A. has the option to charter the vessel for a further 11 to 13 months at a gross daily rate of $18,500 during the option period.

Each of our vessels is owned through a separate wholly-owned Liberian or Marshall Islands subsidiary.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where U.S., European Union or United Nations sanctions have been imposed.

We are considering selling a voting and economic interest in our containership assets through a public offering of a new entity, to which we will sell such assets, when the prevailing market conditions warrant. There can be no assurance, however, that we will complete such a public offering, which, among other things, will be subject to appropriate market conditions and the determination of our board of directors.

Management of Our Fleet

Allseas is responsible for the technical and commercial management of our vessels. Technical management services include arranging for and managing crews, maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Commercial management services include chartering, monitoring various types of charters, such as time charters and voyage charters, monitoring the performance of our vessels, the sale and purchase of vessels, and finance and accounting functions. Allseas, which is based in Athens, Greece, was formed in 2000 as a ship management company and currently provides the commercial and technical management for our 11 drybulk carriers and two containerships. We believe that Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. Allseas is 100% owned and controlled by Mr. Michael Bodouroglou, our chairman and chief executive officer.

We have entered into separate management agreements with Allseas for each of the vessels in our operating fleet, which were amended effective June 1, 2010, the terms of which were approved by our independent directors.  Prior to June 1, 2010, we were obligated to pay Allseas a technical management fee of $650 (based on a U.S. dollar/Euro exchange rate of 1.268:1.00) per vessel per day on a monthly basis in advance, pro rata for the calendar days the vessel is owned by us, which was adjusted quarterly based on the U.S. dollar/Euro exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. The daily management fee per vessel for the first quarter of 2010 amounted to $811 per day and the management fee for April and May 2010 amounted to $751 per day. Under the amended terms of the management agreements effective June 1, 2010, we are obligated to pay Allseas a technical management fee of €620 per vessel per day on a monthly basis in advance, which is subject to annual adjustments based on the official Greek inflation rate. Allseas is also entitled to receive (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, and (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought, constructed or sold on our behalf. We have also entered into a compensation agreement with Allseas whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with a sum equal to (i) three years of management fees and commissions, based on the fleet at the time of termination and (ii) €3.0 million.

In addition, we have entered into an administrative service agreement with Allseas, pursuant to which Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services. Allseas is entitled to reimbursement on a quarterly basis of all costs and expenses incurred in connection with the provisions of its services under the agreement.

Furthermore, we have entered into a separate accounting agreement with Allseas. Under the agreement, in exchange for the provision of legal, accounting and financial services, Allseas was entitled to $200,000 per year, payable quarterly, prior to January 1, 2010, and €200,000 per year, payable quarterly, from January 1, 2010 to May 31, 2010. The agreement was amended effective June 1, 2010, pursuant to which Allseas is entitled to a fee of €250,000 per year, payable quarterly, for the provision of financial accounting services and a fee of €120,000 per year, payable quarterly, for the provision of financial reporting services.

We have also entered into management agreements with Allseas relating to the supervision of each of the Acquisition Vessels we have agreed to acquire, pursuant to which Allseas is entitled to: (i) a flat fee of $375,000 per vessel upon the commencement of the shipyard's construction of the respective vessel; (ii) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until the delivery of the respective vessel from the shipyard; and (iii) €500 per day for each day in excess of five days per calendar year for which a superintendant performed on site inspection.

Additional drybulk carriers and containerships that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

During 2010, we incurred $4.3 million in management fees and $1.4 million and $2.4 million in chartering and vessel commissions, respectively. A historical breakdown of the amounts incurred is presented in the following table.

	Year ended December 31, 2008	Year ended December 31, 2009	Year ended December 31, 2010
Commissions	$2,560,790	$1,776,959	$3,865,786
Management fees	3,536,240	4,362,908	4,292,291
Total	$6,097,030	$6,139,867	$8,158,077

Chartering of the fleet

We primarily employ our vessels on time charters for a medium to long-term period of time. We may also employ our vessels in the spot charter market, on voyage charters or short-term time charters, which generally last from 10 days to three months. A time charter, whether for a longer period or in the spot charter market for a short-term period, is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under a time charter, the charterer pays voyage expenses such as port, canal and fuel costs. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount and we pay voyage expenses such as port, canal and fuel costs. Whether our drybulk carriers and containerships are employed in the spot market or on time charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

Our Customers

Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. Our largest customer is Deiulemar Shipping S.P.A. and our other customers include Bunge S.A., Korea Line Corp., Morgan Stanley, Intermare Transport GmbH, Cosco Bulk Carrier Co. Ltd., Deiulemar Compagnia di Navigazione S.P.A. and STX Panocean Co. Ltd. For the year ended December 31, 2010, approximately 78.6% of our revenue was derived from five charterers who individually accounted for more than 10% of our time charter revenue, as follows:

Customer	Year ended December 31, 2010
Deiulemar Shipping S.P.A.	28.2%
Korea Line Corporation	16.2%
Cosco Bulk Carriers Ltd	12.6%
Intermare Transport GmbH	10.9%
Deiulemar Compagnia Di Navigazione S.P.A.	10.7%

KLC is the charterer of our drybulk carrier, the M/V Pearl Seas. On January 25th, 2011, KLC announced that it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court had issued a preservation order. Our charter with KLC has an initial term ending not earlier than August of 2011 at a rate of $37,300 per day, with an optional extension of up to an additional 26 to 28 months at $32,500 per day with 50% profit share above that level, which option was exercised on February 1, 2011. The M/V Pearl Seas recently completed its discharge operations and, as from February 1, 2011, until February 18, 2011, was undergoing drydock and maintenance procedures. As a result, the vessel was off hire for the duration of the drydock and maintenance period and no payment from KLC was due under the charter during that period. KLC has been notified that charter hire is now due as per the charter party agreement. Since February 18, 2011, the vessel remains at anchor in China waiting for charterer's voyage instructions. No hire has been received for this period and the we do not expect KLC to make charter hire payments for the contracted amount, nor do we expect KLC to honor the charter party agreement. Should KLC stop performing its obligations under the charter, as we expect, we will vigorously pursue any claim it may have against KLC, however we may have difficulty recovering any unpaid amounts or securing another charter at similar rates, as current charter rates are significantly lower than the contracted rate under the charter.

Our two containerships, the Box Voyager and the Box Trader, are chartered under the same charterer, which accounted for 100% of the charter revenues of our containership fleet.

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

•
Post-Panamax vessels have a carrying capacity of 90,000-109,999 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel with a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draught restricted ports, although they cannot transit the Panama Canal.

•
Panamax/Kamsarmax vessels have a carrying capacity of 60,000-89,999 dwt. These vessels carry coal, iron ore, grains, and, to a lesser extent, minor bulks, including steel products, cement and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels with regard to accessing different trade routes. Most Panamax and Post-Panamax vessels are "gearless," and therefore must be served by shore-based cargo handling equipment. However, there are a small number of geared vessels with onboard cranes, a feature that enhances trading flexibility, and enables operation in ports which have poor infrastructure in terms of loading and unloading facilities.

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

The Containership Industry

The standard unit of measure of volume or capacity in container shipping is the 20-foot equivalent unit or TEU, representing a container which is 20 feet long and typically 8.5 feet high and 8 feet wide. Containerships range in size from vessels able to carry less than 500 TEU, to those with capacity in excess of 12,000 TEU. The main categories of containerships are broadly as follows:

•	Large & Very Large: Ships with a capacity of 8,000 TEU or greater, which are restricted to employment on a small number of routes.

•
Post Panamax: Ships with a capacity of 5,000 to 7,999 TEU, so-called because of their inability to trade through the existing Panama Canal due to dimension restrictions. However, there are plans to widen the existing Panama Canal, with completion scheduled in 2014, which will allow ships up to 12,000 TEU to transit the waterway.

•	Panamax: Ships with a capacity between 3,000 to 4,999 TEU, which is the maximum size that the Panama Canal can currently handle.

•	Intermediate: In this category the ships range in size between 2,000 and 2,999 TEU and are generally able to trade on all routes.

•	Handysize: Smaller ships with capacities ranging in size from 1,000 to 1,999 TEU, for use in regional trades.

•	Feeder: Ships of less than 1,000 TEU, which are normally employed as feeder vessels for trades to and from hub ports.

The supply of containerships is dependent on a number of factors, including the number of newbuilding deliveries, the scrapping rate of older containerships, the availability of financing for the construction of newbuildings, the price of steel and other raw materials, changes in environmental and other regulations that may limit the useful life of containerships, the number of containerships that are slow-steaming to conserve fuel, the number of containerships that are out of service and port congestion and canal closures.

The demand for containerships is influenced by, among other factors, the supply and demand for products suitable for shipping in containers, which is in turn affected by trends in the global economy. In addition, demand is influenced by the distance container cargo must travel and changes in seaborne and other transportation patterns, the globalization of manufacturing, global and regional economic and political conditions and environmental and other regulatory developments.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Allseas arranges our charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with other owners of drybulk carriers and containerships, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of drybulk carriers and containerships is highly fragmented and is divided among publicly listed companies, state controlled owners and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (Nasdaq: DRYS), Excel Maritime Carriers Ltd. (NYSE: EXM), Eagle Bulk Shipping Inc. (Nasdaq: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Holdings Inc. (NYSE: NM), OceanFreight Inc. (Nasdaq: OCNF), Star Bulk Inc. (Nasdaq: SBLK), Safe Bulkers Inc. (NYSE: SB), Danaos Shipping Co. Ltd. (NYSE: DAC), Horizon Lines, Inc. (NYSE: HRZ) and Diana Containerships Inc. (Nasdaq: DCIX).

In the future, entities affiliated with our chairman and chief executive officer may seek to acquire drybulk carriers and containerships. One or more of these vessels may be managed by Allseas and may compete with the vessels in our fleet. Mr. Bodouroglou and entities affiliated with him, including Allseas, might be faced with conflicts of interest with respect to their own interests and their obligations to us. Mr. Bodouroglou has entered into an agreement with us pursuant to which he and the entities which he controls will grant us a right of first refusal on any drybulk carrier that these entities may acquire in the future.

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

Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The BPI is the index with the longest history.

Charter hire rates for containerships are volatile and are primarily a function of the underlying balance between vessel supply and demand. In addition, time charter rates will vary depending on the length of the charter period and vessel specific factors, such as container capacity, age, speed and fuel consumption.

Seasonality

The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities.

The containership market is typically stronger in the spring and autumn in anticipation of increased consumption of consumer products during the holiday and peak seasons.

As a result, to the extent that we must enter into a new charter or renew an existing charter for a vessel in our fleet during a time when seasonal variations have reduced prevailing charter rates, our operating results may be adversely affected.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters where the vessel operates, the nationality of the vessel's crew and the age of the vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administrations (countries of registry) and charterers. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or authorizations could require us to incur substantial costs or could result in the operation of one or more of our vessels being temporarily suspended.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations as of the date of this annual report. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill, could result in additional legislation or regulation that could negatively affect our profitability.

The major environmental and safety laws and regulations applicable to the operation of our vessels are discussed below.

International Maritime Organization

The International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978 and updated through various amendments, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. These standards have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Amendments to Annex VI came into effect in July 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

IMO's Marine Environmental Protection Committee, or MEPC, has designated the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands as Emission Control Areas, or ECAs, under the MARPOL Annex VI amendments. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emissions standards independent of the IMO.

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

The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a safety management system, or SMS. No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance, or DOC, issued by each flag state. As of the date of this report, our appointed ship managers have obtained DOCs for their officers and SMCs for all of our vessels for which the certificates are required by the IMO, which are renewed as required.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. However, MEPC passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers, and these costs may be material.

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

The IMO continues adopt new regulations. It is impossible to predict what additional regulations, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.

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

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $0.85 million per non-tank vessel that is over 3,000 gross tons (subject to periodic adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal and remediation and damages and complements the remedies available under OPA and CERCLA. In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, the European Union indicated that it intended to consider an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, if such emissions were not regulated through the IMO (or the UNFCCC) by December 31, 2010, which did not occur.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations governing the emission of greenhouse gases from motor vehicles. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based mechanisms and energy efficiency standards. Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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

Risk of Loss and Liability Insurance

General

The operation of any vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the U.S. exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market.

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

C.            Organizational structure

Paragon Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed on Exhibit 8.1 to our annual report on Form 20-F for the fiscal year ended December 31, 2010.

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

A.           Operating results

We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide shipping services worldwide. We specialize in transporting drybulk cargoes, including iron ore, coal, grain and other materials, and container cargo products, along worldwide shipping routes. We commenced operations in December 2006 and completed our initial public offering in August 2007. As of March 1, 2011, our operating fleet was comprised of eight Panamax drybulk carriers, one Handymax drybulk carrier and two Supramax drybulk carriers with an aggregate capacity of approximately 747,994 dwt and a weighted average age of 7.7 years, and two 2010-built containerships with an aggregate capacity of approximately 6,852 TEU. In addition to our operating fleet, we have agreed to acquire the Acquisition Vessels, comprised of four Handysize and three Kamsarmax newbuilding drybulk carriers that we expect to take delivery of between October 2011 and December 2012. Since inception, we grew our fleet to four drybulk carriers by December 31, 2006. During 2007 and 2008, we took delivery of seven and one vessel, respectively. In 2010, we sold two drybulk carriers and took delivery of one drybulk carrier and two containerships and we entered into shipbuilding contracts for the Acquisition Vessels, resulting in our current operating fleet of eleven drybulk vessels and two containerships and our seven newbuilding drybulk carriers.

Allseas is responsible for all commercial and technical management functions for our fleet. Allseas is an affiliate of our chairman and chief executive officer, Mr. Michael Bodouroglou.

We primarily employ our vessels on period charters. We may also employ our vessels in the spot charter market, on voyage charters or trip time charters, which generally last from 10 days to three months. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses, such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under trip time charters and period time charters, the charterer pays voyage expenses, such as port, canal and fuel costs. Whether our drybulk carriers are employed in the spot market or on time charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

We are considering selling a voting and economic interest in our containership assets through a public offering of a new entity, to which we will sell such assets, when the prevailing market conditions warrant. There can be no assurance, however, that we will complete such a public offering, which, among other things, will be subject to appropriate market conditions and the determination of our board of directors.

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

•           Available days. We define available days as the total number of days in a period during which each vessel in the fleet was owned net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses available days (also referred to as voyage days) to measure the number of days in a period during which vessels actually generate revenues.

•           Fleet utilization. We calculate fleet utilization by dividing the number of available days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

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

Time Charter Revenues

Time charter revenues are driven primarily by the number of vessels that we have in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the shipping market and other factors affecting spot market charter rates for our vessels.

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

Vessel Operating Expenses

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We anticipate that our vessel operating expenses, which generally represent fixed costs, will fluctuate based primarily upon the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

Drydocking Expenses

Dry-docking costs relate to the regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with the regulations, the environmental laws and the international shipping standards. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, the shipyard availability, the local availability of manpower and material, the billing currency of the yard, the days the vessel is off hire in order to complete its survey and the diversion necessary in order to get from the last port of employment to the yard and back to a position for the next employment. We expense drydocking costs as incurred.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives. The estimated useful life is determined to be 25 years for drybulk carriers and 30 years for containerships from the date of their initial delivery from the shipyard. Depreciation is based on cost less an estimated residual value.

Management Fees

From December 2006 until June 1, 2010 we paid Allseas a technical management fee of $650 for the period from signing of the management agreement (based on a Euro/U.S. dollar exchange rate of €1.00:$1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels were owned by the Company, and the fee was adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. Effective June 1, 2010, we amended our agreements with Allseas and we currently pay Allseas management fees of €620 per day per vessel. This amount is subject to adjustment on June 1 of each year based on the annual Greek inflation rate. In addition, under the management agreements, Allseas is entitled to receive (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, and (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought, constructed or sold on our behalf.

We entered into an administrative service agreement with Allseas on November 12, 2008. Under the agreement, Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas be reimbursed on a quarterly basis.

Furthermore, we have entered into a separate accounting agreement with Allseas. Under the agreement, in exchange for the provision of legal, accounting and financial services, Allseas was entitled to $200,000 per year, payable quarterly, prior to January 1, 2010, and €200,000 per year, payable quarterly, from January 1, 2010 to May 31, 2010. The agreement was amended effective June 1, 2010, pursuant to which Allseas is entitled to a fee of €250,000 per year, payable quarterly, for the provision of financial accounting services and a fee of €120,000 per year, payable quarterly, for the provision of financial reporting services.

We have also entered into management agreements with Allseas, relating to the supervision of each of the contracted newbuildings pursuant to which Allseas will be paid: (i) a flat fee of $375,000 for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessel's delivery to us; (ii) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until we accept delivery of the respective vessel; and (iii) €500 per day for each day in excess of five days per calendar year for which a superintendant performed on site inspection.

In order to incentivize Allseas' continued services, we have entered into an agreement on November 10, 2009, with Loretto Finance Inc., or Loretto, a wholly-owned subsidiary of Allseas, that owns 2.0% of our issued and outstanding shares of common stock. Pursuant to this agreement, we have agreed to maintain the aggregate number of our shares issued to Loretto at 2% of our total issued and outstanding shares of common stock following the issuance of any additional shares of common stock, other than issuances under our equity incentive plan, or shares issued upon exercise of any warrants issued and outstanding as of November 10, 2009. The fair value of the shares issued to Loretto will be deemed share-based compensation for management services and will be charged to earnings and recognized in paid-in-capital on the date we become liable to issue the shares.

General and Administrative Expenses

General and administrative expenses include share-based compensation. In addition, general and administrative expenses include the cost of remuneration to directors and officers, a bonus award for executive officers, other professional services, fares and traveling expenses, directors and officers insurance and other expenses for our operations.

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt of our subsidiaries relating to the acquisition of our vessels. We have incurred financing costs and we also expect to incur interest expenses under our future credit facilities in connection with debt incurred to finance future acquisitions, as market conditions warrant.

Fleet Data and Average Daily Results

	Year ended December 31,
	2006(1), (2)	2007(2)	2008(2)	2009(2)	2010
FLEET DATA					Drybulk Fleet	Containership Fleet	Combined Fleet
Average number of vessels(3)	0.74	7.18	11.40	12.00	11.31	0.80	12.11
Available days for the fleet(4)	185	2,550	4,074	4,322	4,002	293	4,295
Number of vessels at end of period	4	11	12	12	11	2	13
Average age of fleet	9	7	8	8	8	0	7
Calendar days for the fleet(5)	185	2,622	4,174	4,380	4,126	293	4,419
Fleet utilization(6)	100%	97%	98%	99%	97%	100%	97%
AVERAGE DAILY RESULTS
Vessel operating expenses(7)	$3,026	$3,925	$4,556	$4,574	$4,460	$5,370	$4,520
Drydocking expenses(8)	—	452	669	163	638	—	596
Management fees(9)	923	792	847	996	810	1,035	971
General and administrative expenses(10)	9,635	10,301	1,862	2,043	—	—	4,011
___________________

(1)	Period from inception (April 26, 2006) to December 31, 2006
(2)	During these periods, the company was operating only in the drybulk segment.
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

(6)	Fleet utilization is the percentage of time that our vessels were available for generating revenue, and is determined by dividing available days by fleet calendar days for the relevant period.
(7)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.
(9)
Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period. For the purposes of our segment analysis, items non-related to vessels have been excluded from the calculations.

(10)
Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. For the purposes of our segment analysis, items non-related to vessels have been excluded from the calculations.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

The average number of vessels in our fleet was 12.1 for the year ended December 31, 2010, compared to 12.0 in the year ended December 31, 2009. The following analysis on a combined and on a segment basis, exhibits the primary driver of differences between these periods.

•      Time charter revenue—Time charter revenue, for the year ended December 31, 2010, was $118.4 million, compared to $161.1 million for the year ended December 31, 2009.

Our Drybulk time charter revenue, for the year ended December 31, 2010, was $112.8 million, compared to $161.1 million for the year ended December 31, 2009. The decrease in time charter revenue reflects principally the decrease in the charter rates earned by the vessels during 2010, compared to 2009 as a result of the lower contracted rates and the decrease in the amortization of below and above market acquired time charters from $18.6 million in 2009, to $5.3 million in 2010. It also reflects the decrease in the number of available days of our drybulk fleet from 4,322 during 2009, to 4,002 in 2010. After deducting commissions of $6.5 million, we had net revenue of $106.3 million, in 2010, compared to $152.7 million net revenue after deducting commissions of $8.4 million in 2009. The decrease in commissions, in 2010, compared to 2009, is mainly due to the decrease in the charter rates earned by the vessels. The charter rates earned by the vessels may be affected further in the future following expiration of our current charters if the current weak charter market environment persists or worsens.

During 2010, our containerships generated gross revenue of $5.6 million, less commissions of $0.2 million. Our containerships, upon their acquisition in July and August 2010, respectively, entered into two year time charter contracts on a fixed daily rate of $20,000 per day.

•      Voyage expenses—Voyage expenses exclude commissions and primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. In 2010, our voyage expenses amounted to $0.4 million, relating mainly to our drybulk vessels, which does not vary from the voyage expenses of $0.4 million in 2009.

•      Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, amounted to $20.0 million, or approximately $4,520 per day for the year ended December 31, 2010, which does not vary materially from the vessel operating expenses of $20.0 million, or approximately $4,574 per day for the year ended December 31, 2009.

In 2010, our drybulk vessels' operating expenses amounted to $18.4 million, or approximately $4,460 per day, compared to $20.0 million in 2009, or $4,574 per day. The decrease is mainly due to the decrease of the average number of our drybulk vessels from 12.0 vessels in 2009, compared to 11.3 vessels in 2010.

In 2010, our containerships' operating expenses amounted to $1.6 million or $5,370 per day.

•      Dry-docking expenses—We incurred an aggregate of $2.6 million in dry-docking expenses, for the year ended December 31, 2010, relating to our drybulk vessels, compared to $0.7 million in dry-docking expenses for the year ended December 31, 2009, due to the significant increase in vessels that underwent dry-docking in 2010. During 2010, four vessels underwent dry-docking compared to one vessel in 2009.

•      Management fees charged by a related party— We incurred an aggregate of $4.3 million in management fees for the year ended December 31, 2010, comprising of $3.3 million and $0.3 million relating to our drybulk vessels and containerships, respectively, plus an additional $0.7 million in fees unrelated to our drybulk or containership segments, compared to an aggregate of $4.4 million in management fees for the year ended December 31, 2009, comprising of $3.4 million relating to our drybulk vessels and $1.0 million in fees unreleated to our drybulk vessels. The decrease in management fees reflects primarily the decrease in share-based compensation recorded of $0.2 million in 2010 from $0.8 million in 2009, and was offset by the adjustment to the management fee per day per vessel under our revised management agreement, as well as the increase in the average number of vessels in our fleet during 2010, compared to 2009, and the corresponding increase in the number of calendar days of our fleet year over year. The share-based compensation recorded for the year ended December 31, 2009 and 2010, relates to the award of shares to our Manager. We paid Allseas an average management fee of $825 and $776 per day per vessel during the year ended December 31, 2010 and 2009, respectively.

•      Depreciation—Depreciation of vessels for the year ended December 31, 2010, amounted to $33.7 million, comprising of $32.4 million and $1.3 million relating to our drybulk and container vessels, respectively, compared to $33.8 million for the year ended December 31, 2009, and reflects the sale of the M/V Blue Seas and M/V Clean Seas, which was offset by the acquisitions of the M/V Dream Seas, the Box Voyager and the Box Trader.

•      General and administrative expenses—General and administrative expenses during 2010 were $17.7 million, which includes share-based compensation of $10.5 million. This compares to $8.9 million in general and administrative expenses, which includes share-based compensation of $2.3 million for 2009. The $8.8 million increase in general and administrative expenses relates mainly to the $8.1 million increase of share-based compensation due to the full-year amortization effect of the share awards granted during the second half of 2009. In addition, the increase in general and administrative expenses is also partly due to a $0.5 million increase in professional services and other related costs incurred in connection with the requirements of being a publicly listed company, a $0.2 million increase in travel and insurance expenses for officers and directors and a $0.5 million increase in other general and administrative expenses, which were partly offset by a $0.5 million decrease in cash bonus awards during 2010.

•      Gain on sale of assets / vessel acquisition option—Gain on sale of assets / vessel acquisition option of $1.1 million in 2010, relates to the gain on the sale of M/V Blue Seas of $0.3 million, the gain on the sale of the M/V Clean Seas of $0.2 million and the gain on sale of the option relating to Hull no. 623 of $0.6 million. No such gain was recorded for the year ended December 31, 2009.

•      Gain from vessel early redelivery—During 2010, gain from vessel early redelivery was $0.1 million, which relates to cash compensation that we received due to an early termination of a period time charter. The $0.8 million gain from vessel early redelivery recorded in 2009, which consisted of a cash compensation of $0.3 million that we received due to an early termination of a period time charter and a gain of $0.5 million, which related to the unamortized fair value of below market acquired time charter on the vessel redelivery date as a result of the early termination.

•      Interest and finance costs—Interest and finance costs during 2010, were $10.2 million, compared to $11.4 million for the previous year. This was due to the decrease in the average outstanding indebtedness, partially offset by the increase in the weighted average interest rates.

•      Loss on derivatives—Loss on derivatives, for the year ended December 31, 2010, of $2.6 million consists of an unrealized gain of $2.9 million, representing a gain to record at fair value our interest rate swaps, for 2010, realized expenses of $6.0 million incurred from interest rate swaps during the year and realized gain from forward foreign exchange contracts of $0.6 million. Loss on derivatives in 2009 of $3.2 million consisted of an unrealized gain of $3.4 million, representing a gain to record at fair value our interest rate swaps for the year and realized expenses of $6.6 million incurred during 2009.

•      Interest income—Interest income for the year ended December 31, 2010, was $0.3 million, compared to $1.0 million in 2009, reflecting the lower interest rates on interest bearing accounts and by the differences in the average amount of cash on hand that was held in such deposits.

•      Foreign currency gain—For the year ended December 31, 2010, we incurred $1,299,662 in foreign currency gain compared to $21,370 in foreign currency loss for the year ended December 31, 2009. The respective gain incurred within 2010, mainly reflects the foreign currency gain of $1.4 million in relation to the exchange of U.S. dollars to Euros in advance of the acquisition of the two containerships at a total purchase price of €80.0 million.

•      Net income—As a result of the above factors, net income in 2010, was $22.9 million, compared to $65.7 million of net income in 2009.

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

•      Management fees charged by a related party— We incurred an aggregate of $4.4 million in management fees, for the year ended December 31, 2009, compared to $3.5 million in management fees for the year ended December 31, 2008, reflecting share-based compensation recorded of $0 and $762,732 for the year ended December 31, 2008 and 2009, respectively, and the increase in the average number of vessels in our fleet, for the year ended December 31, 2009, compared to the year ended December 31, 2008, and the corresponding increase in the number of calendar days of our fleet, as well as the adjustment to the management fee per day per vessel in line with the management agreement. The share-based compensation recorded for the year ended December 31, 2009, relates to the sale of shares in 2009 to Allseas. We paid Allseas an average management fee of $776 and $795 per day per vessel during the year ended December 31, 2009 and 2008, respectively.

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

•      Loss on derivatives—Loss on derivatives, for the year ended December 31, 2009, of $3.2 million consists of unrealized gain of $3.4 million, representing a gain to record at fair value six interest rate swaps, for the year ended December 31, 2009, and realized expenses of $6.6 million incurred during the year ended December 31, 2009. Loss on derivatives, for the year ended December 31, 2008, of $11.4 million consists of unrealized loss of $10.3 million, representing a loss to record at fair value six interest rate swaps, for the year ended December 31, 2008, and realized expenses of $1.1 million incurred during the year ended December 31, 2008.

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

B.     Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, maintenance costs to ensure the quality of our drybulk carriers and containerships, compliance with international shipping standards and environmental laws and regulations, the funding of working capital requirements, principal repayments on loan facilities, and, with the discretion of our board of directors and subject to the consent of our lenders, the payment of dividends to our shareholders. Furthermore, we have entered into contracts for the construction of the Acquisition Vessels with an aggregate cost of $192.2 million, of which $134.8 million remains outstanding as of December 31, 2010, which we intend to finance with borrowings under a $135.0 million credit facility, for which we entered into a commitment letter on February 25, 2011. If we do not acquire any additional vessels beyond the Acquisition Vessels, we believe that our forecasted operating cash flows will be sufficient to meet our liquidity needs for the next 12 months assuming the charter market does not further deteriorate. If we do acquire additional vessels, we will rely on additional borrowings under credit facilities that we would seek to enter into, proceeds from existing and future equity offerings and revenues from operations to meet our liquidity needs going forward. On October 12, 2010, we entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of up to 15,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. As of March 1, 2011, 6,374,900 common shares had been sold under the controlled equity offering with net proceeds to us amounting to $21.6 million.

As of March 1, 2011, we had approximately $311.1 million of outstanding indebtedness, of which $28.3 million is payable within the 2011. Restricted cash decreased by $21.5 million to $25.0 million as of December 31, 2010, from $46.5 million as of December 31, 2009, reflecting a decrease in cash balance requirements under the credit facility amendments we entered into in the fourth quarter of 2010. We have no additional borrowing capacity under our existing credit facilities.

In addition, on February 25, 2011, we entered into commitment for a new $135.0 million senior secured amortizing credit facility with a syndicate of major European banks to fully-finance our current outstanding newbuilding program commitments. Under the terms of the commitment, amounts borrowed under the new facility will bear interest at LIBOR, plus a margin of 2.75%. The six-year facility is subject to the execution of definitive documentation.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms. For a full description of our credit facilities please refer to the discussion under the heading "Loan and Credit Facilities" below.

Our dividend policy will also impact our future liquidity position. See "Item 8. Financial Information—Dividend Policy."

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through the swap agreements as stated in "Item 11. Quantitative and Qualitative Disclosures about Market Risk." For a full description of our swap agreements please refer to the discussion under the heading "Financial Instruments" below.

The warrants to purchase our common shares detached from our common shares on July 16, 2007, upon the effectiveness of a shelf registration statement covering 11,097,187 common shares and 1,849,531 warrants. We have not listed the warrants to purchase our common shares for trading on any securities exchange. The warrants, as amended on May 7, 2007, may be exercised for payment at an exercise price of $10.00 per common share, however, there is no obligation on the holder of a warrant to do so. As of March 1, 2011, we had 290,006 warrants outstanding.

Cash Flows

There was $34.8 million in cash and cash equivalents on December 31, 2010, compared to $134.0 million on December 31, 2009. We define working capital as current assets minus current liabilities. Working capital surplus was $10.3 million as of December 31, 2010, compared to $111.1 million as of December 31, 2009. This decrease is mainly due to the decrease from December 31, 2009 in cash and cash equivalents by $99.2 million, in current portion of restricted cash by $16.0 million and in assets held for sale by $18.1 million, offset in part by the decrease in liability associated with vessel held for sale coupled with current portion of long-term debt by $29.0 million in aggregate and, to a lesser extent, by other fluctuations in the rest of current assets and current liabilities. We consider our liquidity sufficient for our operations and we expect to finance all our working capital requirements from cash generated from the employment of our vessels. The overall cash position in the future may be negatively impacted by a further decline in drybulk market rates if the current economic environment persists or worsens.

Operating Activities

•          Net cash from operating activities was $60.6 million during 2010, compared to $80.4 million during 2009, mainly due to the lower cash flows from charter hire net of commissions and amortization of below/above market acquired time charters by $27.7 million and due to the increase in operating expenses by $3.0 million, partially offset by an increase in cash flows from other assets and liabilities by $8.2 million.

Investing Activities

•          Net cash used in investing activities was $142.2 million for the year ended December 31, 2010. This mainly reflects the acquisitions of the M/V Dream Seas, the Box Voyager and the Box Trader, which in aggregate amounted to $146.6 million, the advance payments of $58.5 million regarding the construction of our seven newbuilding vessels and the decrease in other fixed assets of $0.2 million, offset by the net proceeds of $41.0 million from the sale of the M/V Blue Seas and the M/V Clean Seas, the sale of the option relating to Hull no. 623 of $0.6 million and the decrease in restricted cash of $21.5 million. Net cash used in investing activities, for the year ended December 31, 2009, was $40.5 million, which reflects an equal of amount net increase in restricted cash for the year ended December 31, 2009.

Financing Activities

•         Net cash used in financing activities was $17.6 million for the year ended December 31, 2010, which is the result of the long-term debt repayments of $86.5 million, the payment of financing costs of $1.6 million and by dividend payments of $10.4 million, partially offset by the proceeds from long-term debt of $70.0 million and the net proceeds from the issuance of common shares of $10.9 million. Net cash from financing activities was $25.6 million for the year ended December 31, 2009, which is the result of funds borrowed under our loan facilities in the amount of $30.0 million and the net proceeds from the issuance of common shares of $87.1 million, offset in part by the repayment of long-term debt in the amount of $83.2 million, the payment of financing costs of $0.3 million and by dividends paid of $8.0 million.

Loan and Credit Facilities

The Company operates in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. As of December 31, 2010, we had seven outstanding bank debt facilities with a combined outstanding balance of $317.8 million. These credit facilities have maturity dates between 2012 and 2020 and are repayable by quarterly principal installments and balloon payments due on maturity and bear interest based on floating rate LIBOR plus an applicable margin which ranges between 2.25% and 2.75%. The obligations under our debt facilities are secured by first priority mortgages over the vessels financed by the relevant facility, first priority assignments of all insurances and earnings of the mortgaged vessels. During 2011, we plan to repay approximately $35.1 million of our long-term debt outstanding as of December 31, 2010.

Our loan and credit facilities, as amended or refinanced, contain financial and security covenants requiring us, among other things, to:

•	maintain a specified ratio of our aggregate financial indebtedness to EBITDA;

•	maintain a specified ratio of our aggregate outstanding indebtedness to market value adjusted total assets;

•	maintain a specified market adjusted net worth;

•	maintain minimum cash equivalents per vessel in our fleet; and

•	maintain minimum security coverage ratios of the aggregate market value of the vessels securing the applicable loan to the principal amount outstanding under such loan.

As of December 31, 2010, we were in compliance with all debt covenants that were in force as of that date, with respect to our loan and credit facilities.

In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders is subject to no event of default and restrictions on the amount of dividends that we may pay pursuant to terms of our facilities with some of our lenders.

Our credit facilities, also contain other restrictions and customary events of default with respect to us and our applicable subsidiaries, such as a change of control, a cross-default with respect to financial indebtedness or a material adverse change in the financial position or prospects of the borrowers or us. Under our loan agreement with Bayerische Hypo-und Vereinsbank AG, if the charter for any of our vessels mortgaged thereunder, which are the M/V Deep Seas, the M/V Calm Seas and the M/V Crystal Seas, is terminated or ceases to remain in full force and effect for any reason it would constitute an event of default under such credit facility, and under our loan agreement with HSH Nordbank, it would constitute an event of default if the charter for the vessel mortgaged thereunder, the Friendly Seas, were renegotiated such that the renegotiated net charter hire rate was insufficient to cover all payment obligations under such loan agreement, operating expenses of the vessel and all commission payments with respect to such vessel.

In addition, we have entered into commitment for a $135.0 million senior secured amortizing credit facility with a syndicate of major European banks to fully-finance our current outstanding newbuilding program commitments. Under the terms of the commitment, amounts borrowed under the new facility will bear interest at LIBOR, plus a margin of 2.75%. The commitment terms also provide for customary restrictions and events of default and compliance with financial covenants including the maintenance of (i) a minimum level of working capital; (ii) a minimum level of liquidity; (iii) minimum interest coverage; (iv) a maximum leverage amount and (v) a maximum amount of indebtedness. The six-year facility is subject to the execution of definitive documentation.

For a description of our credit facilities as of December 31, 2010, please see Note 12 to our consolidated financial statements included at the end of this annual report.

Financial Instruments

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. For more information on our interest rate swap agreements, refer to Note 13 in our consolidated financial statements included at the end of this annual report.

We mark-to-market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized gain or loss during the period in "Loss on derivatives" on our consolidated statement of income as well as presenting the fair value at the end of each period in the consolidated balance sheet. The fair value of the interest rate swaps as of December 31, 2010 was a liability of $5.4 million of which $3.9 million is presented under current liabilities and $1.5 million is presented under long-term liabilities, while at December 31, 2009 was a liability of $8.3 million of which $6.8 million is presented under current liabilities and $1.5 million is presented under long-term liabilities. For the year ended December 31, 2010, the unrealized gain to record the interest rate swaps at fair value was $2.9 million, due to the decrease in our aggregate swap notional amount as a result of the premature cancelation of two of our existing ones as described in Note 13 in our consolidated financial statements included at the end of this annual report. For the year ended December 31, 2009, the unrealized gain to record the interest rate swaps at fair value was $3.4 million. In addition, we incurred $6.0 million and $6.6 million realized expenses for the year ended December 31, 2010 and 2009 respectively that were also recorded in Loss on derivatives in the consolidated statements of income. For more information on our fair value disclosures, refer to Note 14 in our consolidated financial statements included at the end of this annual report.

From time to time we may enter into foreign derivative instruments if we have a capital commitment in foreign currency such as we recently had with the purchase of our containerships.

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

On January 25, 2011, KLC, the charterer of our drybulk carrier, the M/V Pearl Seas, announced that it had filed a petition for the rehabilitation proceeding for court receivership in the Seoul Central District Court, and the court had issued a preservation order. Revenues from our charter with KLC were 16.2% of our total revenues for the year ended December 31, 2010. If KLC does not perform its obligations under the charter, we may have difficulty recovering any unpaid amounts or securing another charter at similar rates, as current charter rates are significantly lower than the contracted rate under the charter.

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

F.           Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2010:

	Payments due by period
Contractual Obligations	Total	Less than 1 year (2011)	1-3 years (2012- 2013)	3-5 years (2014- 2015)	More than 5 years (After January 1, 2016)
	(in thousands of U.S. dollars)
Senior Secured Credit Facilities	$317,835	$35,078	$165,532	$44,000	$73,225
Interest Payments (1)	41,583	12,380	15,135	6,828	7,240
Shipbuilding Contracts	134,753	33,048	101,705	-	-
Management Agreements (2)	15,347	6,613	6,758	1,976	-
Rental Agreements (3)	38	38	-	-	-
Total	$509,556	$87,157	$289,130	$52,804	$80,465
________________
(1)
Interest Payments refer to our expected interest payments of our credit facilities by taking into account our interest rate swaps currently in effect and based on an assumed LIBOR rate of 0.8% being the 12 month LIBOR rate as of February 16, 2011.

(2)
The amounts indicated in the above table are the minimum contractual obligations based on a management fee of $850 per day, per vessel, and of an additional fee of 1.25% of gross revenues, which will be paid to Allseas. In addition, the amounts also include minimum contractual obligations based on the management agreements with Allseas relating to the supervision of each of the contracted newbuildings pursuant to which we will pay: (1) a flat fee of $375,000 for the first 12 month period commencing from the respective steel cutting date of each vessel and (2) a daily fee of $158 per vessel commencing from the date of the vessel's shipbuilding contract until we accept delivery of the respective vessel. The daily management fee of $850, as well as the daily newbuilding supervision fee of $158, derive by adjusting the fixed daily management fee of €620 and the fixed daily newbuilding supervision fee of €115, respectively, by the Euro/U.S. dollar exchange rate as of February 25, 2011, of €1.00:$1.37.

(3)
We lease office space in Athens, Greece. The term of the lease will expire on September 30, 2012 and the monthly rental for the first year was €2,000, which will be adjusted thereafter annually for inflation increases. For the future minimum rent commitments, we assumed a Euro/U.S. dollar exchange rate of €1.00:$1.37 and we excluded inflation increases as the impact on future results of operations will not be material. For the year ended December 31, 2010, the rental expense amounted to $35,489.

G.           Safe Harbor

See the section entitled "Forward Looking Statements" at the beginning of this annual report.

Dividend Declaration Subsequent to Year-End

On March 1, 2011, our board of directors declared a dividend of $0.05 per common share to shareholders of record on March 14, 2011, payable on or about March 24, 2011.

Controlled Equity Offering

On October 12, 2010, we entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date we filed a prospectus supplement to the shelf registration statement relating to the offer and sale of up to 15,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. As of March 1, 2011, 6,374,900 common shares had been sold under the controlled equity offering with net proceeds to us amounting to $21.6 million.

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

Impairment of Long-Lived Assets: We review for impairment its long-lived assets held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we are required to evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuilds. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. In the event the independent market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessels carrying value.

The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average of similar size vessels) over the remaining estimated life of the vessel, net of brokerage commissions, expected outflows for vessels' drydocking expenses, vessel operating expenses, assuming an average annual inflation rate of 2% and management fees. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis for the year ended December 31, 2010, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 10% depending on the vessel type on time charter rates from the Company's base scenario, indicated no impairment on any of our vessels. The review of the carrying amount for each of our vessels as of December 31, 2009 and 2010 indicated that such carrying amounts were recoverable.

Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

We estimate the useful life to be 25 years for our drybulk carriers and 30 years for our containerships from the date of initial delivery from the shipyard (secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life). An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation and extending it into later periods.

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

Recent Accounting Pronouncements: There are no recent accounting pronouncements that their adoption would have a material effect on our consolidated financial statements in the current year or future years.

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

Name	Age	Position
Michael Bodouroglou	56	Chairman, Chief Executive Officer, Interim Chief Financial Officer and Class C Director
Robert Perri	38	Financial Officer
George Skrimizeas	45	Chief Operating Officer
Nigel D. Cleave	52	Class B Director
Dimitrios Sigalas	66	Class A Director
Bruce Ogilvy	68	Class B Director
George Xiradakis	46	Class A Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou, the founder and Chief Executive Officer of Paragon Shipping, has been involved in the shipping industry in various capacities for more than 25 years. He has served as Paragon Shipping's chairman and chief executive officer since the Company was founded in June 2006. Mr. Bodouroglou has owned and operated tanker and drybulk vessels since 1993. He is the founder of Allseas Marine S.A. which serves as the technical and commercial managing company to the Paragon fleet. Prior to 1993, Mr. Bodouroglou was employed as a technical superintendent supervising both tanker and drybulk vessels for various shipping companies. In 1977 Mr. Bodouroglou graduated with honours from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering and in 1978 he was awarded a Masters of Science in Naval Architecture. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council and is also a member of the Board of Academic Entrepreneurship of the Free University of Varna, Bulgaria. Mr. Bodouroglou serves as a member of the Hellas Committee of the classification society GL (Germanischer Lloyd) and RINA (Registro Italiano Navale). Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus.

Robert Perri has been our financial officer since September 2010.  From 2007 to 2010, Mr. Perri served as the vice president of finance at Atlas Maritime Ltd. Prior to that, Mr. Perri was a senior global equities analyst at Zacks Investment Research from 2004 to 2007. From 2001 to 2003, Mr. Perri was an independent consultant helping entrepreneurs structure their businesses, and from 2000 to 2001, an equity research associate at First Albany Corp.  From 1996 to 1998, Mr. Perri held various equity research positions at Prudential Securities and from 1995 to 1996, he was an accountant for Merrill Lynch Asset Management. Mr. Perri received his Bachelor of Science degree in Accounting and Finance from Drexel University, Philadelphia in 1995 and received his Master's of International Economics and Management with a focus on finance and banking from Bocconi University, Milan in 1999.  Mr. Perri is a Chartered Financial Analyst and has been the membership chair of the Hellenic CFA Society since 2005.

George Skrimizeas has been our chief operating officer since June 2006. Mr. Skrimizeas has been general manager of Allseas since May 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as accounts manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Masters of Science in Finance from the University of Leicester, in the United Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics, the Hellenic Management Association and the Hellenic Association of Chief Executive Officers.

Nigel D. Cleave is a non-executive director. In January 2011, Mr. Cleave was appointed to his current position of chief executive officer of Videotel Marine International, the leading provider of maritime blended training systems. Prior to this, Mr. Cleave held the position of chief executive officer of Elias Marine Consultants Limited, providing a broad range of professional services. In 2006, Mr. Cleave was appointed chief executive officer of PB Maritime Services Limited, a ship management and marine services company, having previously served as group managing director of Dobson Fleet Management Limited from 1993 to 2006, a ship management company based in Cyprus. From 1991 to 1993 Mr. Cleave held the position of deputy general manager at Cyprus based ship management company Hanseatic Shipping Co. Ltd. and from 1988 to 1991, held various fleet operation roles based in London. From 1975 to 1986, Mr. Cleave held various positions at The Cunard Steamship Company plc, including serving in the ranks of navigating cadet officer to second officer, as well as financial and planning assistant, assistant to the group company secretary and assistant operations manager. Mr. Cleave graduated from the Riversdale College of Technology in the United Kingdom with an O.N.C. in Nautical Science and today is a Fellow of the Chartered Institute of Shipbrokers and the Chairman of the Cayman Islands Shipowners' Advisory Council.

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

Dimitrios Sigalas has been a non-executive director since March 2008. Mr. Sigalas was appointed as shipping journalist to the Greek daily newspaper "Kathimerini" in 1988. Prior to this, he served within the chartering department of Glafki (Hellas) Maritime Corporation, an Athens based shipowning company, which he joined in 1972. In 1980 Mr. Sigalas was appointed to Head of the Dry and Tanker Chartering Department within Glafki (Hellas) Maritime Corporation. Mr. Sigalas graduated from Cardiff University, Wales, with a diploma in Shipping.

George Xiradakis has been a non-executive director since July 2008. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry. Mr. Xiradakis also provides financial advice to International Shipping Banks, Shipping Companies, as well as International and State organizations. He also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Metropolitan University, formerly known as City of London Polytechnic, and a Master of Science in Maritime Studies from the University of Wales College of Cardiff. Mr. Xiradakis is also a member of the board of directors of DryShips Inc. a company listed in NASDAQ, he is a Member of the Board of Governor of the International Propeller Club of the United States –International Port of Piraeus Board, Member of HELMEPA, and Marine Club of Piraeus. He has served as the Chairman of the National Centre of Port Development in Greece and as Chairman and CEO of Hellenic Public Real Estate Corporation.

B.          Compensation

The aggregate compensation that we paid members of our senior management in 2010, 2009 and 2008 was approximately $2.4 million, $2.0 million and $2.0 million respectively. These amounts do not reflect an additional amount of $2.2 million, $2.7 million and $2.4 million in cash bonus awards in the aggregate, that was paid to certain of our senior executive officers for their 2010, 2009 and 2008 performance, respectively. Each of our non-employee directors received annual compensation in the aggregate amount of €45,000 per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our officers and directors are eligible to receive awards under our equity incentive plan which is described below under the section entitled "Equity Incentive Plan." During 2010, we granted non-vested shares of common stock to entities affiliated with our chairman and chief executive officer and to other directors and officers as described below under the section entitled "Equity Incentive Plan." We do not have a retirement plan for our officers or directors.

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. We reimburse Allseas on a monthly basis for all costs and expenses incurred by Allseas in connection with the provision of services under the agreement.

In order to incentivize Allseas' continued services, we have entered into an agreement on November 10, 2009, with Loretto Finance Inc., or Loretto, a wholly-owned subsidiary of Allseas, that owns 2.0% of our issued and outstanding shares of common stock. Pursuant to this agreement, we have agreed to maintain the aggregate number of our shares issued to Loretto at 2% of our total issued and outstanding shares of common stock following the issuance of any additional shares of common stock, other than issuances under our equity incentive plan, or shares issued upon exercise of any warrants issued and outstanding as of November 10, 2009.

C.          Board Practices

Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. Sigalas and Xiradakis, expires at the 2013 annual meeting of shareholders. The term of our Class C director, Mr. Bodouroglou, expires at the 2012 annual meeting of shareholders and the term of our Class B directors, Messrs. Cleave and Ogilvy, expires at the 2011 annual meeting of shareholders.

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

The audit committee is responsible for assisting our board of directors with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions. On May 19, 2009, our audit committee appointed George Xiradakis as our audit committee financial expert, as such term is defined in Item 407 of SEC Regulation S-K. Our board of directors has also determined that each member of the audit committee does have the financial experience required by Section 303A.07 of the NYSE's Listed Company Manual and other relevant experience necessary to carry out the duties and responsibilities of our audit committee.

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

D.           Crewing and Shore Employees

As of December 31, 2010, we had four shoreside employees, Mr. Bodouroglou, our chief executive officer and interim chief financial officer, Robert Perri, our financial officer, George Skrimizeas, our chief operating officer and Maria Stefanou, our internal legal counsel and corporate secretary. In addition, we employ through our wholly-owned vessel-owning subsidiaries approximately 270 seafarers that crew the vessels in our fleet. Allseas is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements helps to ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors, individually and as a group, see "Item 7. Major Stockholders and Related Party Transactions."

Equity Incentive Plan

We adopted an equity incentive plan, as amended and restated, which we refer to as the Plan, under which our officers, key employees and directors are eligible to receive equity awards. We have reserved a total of 5,500,000 shares of common shares for issuance under the Plan. Our board of directors administers the Plan. Under the terms of the Plan, our board of directors is able to grant new options exercisable at a price per common share to be determined by our board of directors but in no event less than fair market value of the common share as of the date of grant. The Plan also permits our board of directors to award restricted stock, restricted stock units, stock appreciation rights and unrestricted stock. All options will expire ten years from the date of the grant. The Plan will expire on the tenth anniversary of the date the Plan was adopted by our board of directors.

Options

There were no unvested share options as of December 31, 2009 and 2010. As of December 31, 2009 and 2010, there are 32,000 options with an exercise price of $12.00 outstanding and exercisable, which vested in 2007. Their weighted average remaining contractual life is 2.25 years as of December 31, 2010.

Non-vested Common Shares

All the non-vested share awards granted by the Company are conditioned upon the option holder's continued service as an employee or a director of the Company, through the applicable vesting date.

Details of non vested shares granted subsequent to January 1, 2010, are noted below:
On February 1, 2010, the Company granted 12,000 non-vested shares of common stock to employees of Allseas, with a grant date fair value of $4.445 per share, which vest ratably over a period of approximately four years, through December 31, 2013.
On November 19, 2010, the Company granted 1,500,000 non-vested shares of common stock to Innovation Holdings S.A., a company wholly owned and controlled by Mr. Michael Bodouroglou, with a grant date fair value of $3.710 per share, which vest during the period ending September 30, 2012.
On November 19, 2010, the Company also granted 40,000 non-vested shares of common stock to non executive directors of the Company, with a grant date fair value of $3.710 per share, which vest ratably over a period of approximately three years, through December 31, 2012.
On January 31, 2011, the Company granted 40,000 non-vested shares of common stock to employees of Allseas, with a grant date fair value of $3.090 per share, which vest ratably over a period of approximately three years, through December 31, 2013.
For more information on our non-vested share awards, refer to Note 16 in our consolidated financial statements included at the end of this annual report.

Item 7.    Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding (i) the owners of more than five percent of outstanding common shares that we are aware of and (ii) the total number of common shares owned by all of our officers and directors, individually and as a group, in each case as of March 1, 2011. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Shares, par value $0.001	Michael Bodouroglou(1)	10,748,906	18%

	All officers and directors, other than Michael Bodouroglou, as a group(2)	265,666	*

*Less than one percent.

(1)
As of March 1, 2011, Innovation Holdings, a company beneficially owned by our chairman and chief executive officer and members of his family, is the record holder of 9,690,405 of our common shares representing, in the aggregate, 16% of our currently issued and outstanding common shares. Innovation Holdings is controlled by our chairman and chief executive officer. As of March 1, 2011, Loretto Finance Inc., a wholly owned subsidiary of Allseas and beneficially owned by our chairman and chief executive officer and members of his family, is the record holder of 1,058,501 shares.

(2)	All of our officers and directors, other than our chairman and chief executive officer, Mr. Michael Bodouroglou, collectively own less than 1% of our outstanding common shares.

As of February 25, 2011, 48,189,127 of our outstanding shares were held in the United States by twelve holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 48,183,807 of those shares.

B.           Related Party Transactions

Agreements with Allseas Marine S.A.

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

Under the management agreements, prior to June 1, 2010, we were obligated to pay Allseas a technical management fee of $650 (based on a U.S. dollar/Euro exchange rate of 1.268:1.00) per vessel per day on a monthly basis in advance, pro rata for the calendar days the vessel is owned by us, which was adjusted quarterly based on the U.S. dollar/Euro exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. Pursuant to amendments to the management agreements effective June 1, 2010, we are now obligated to pay Allseas a technical management fee of €620 per vessel per day on a monthly basis in advance, which is subject to annual adjustments based on the official Greek inflation rate. Allseas is also entitled to receive (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, and (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf.

During 2010, chartering and vessel commissions incurred and due to Allseas amounted to $1.4 million and $2.4 million, respectively.

We have also entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with a sum equal to (i) three years of management fees and commissions, based on the fleet at the time of termination and (ii) €3.0 million.

In addition, on November 12, 2008, we entered into an administrative service agreement with Allseas, pursuant to which Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices and information technology services. Allseas is entitled to reimbursement on a quarterly basis of all costs and expenses incurred in connection with the provisions of its services under the agreement. During the year ended December 31, 2010, we paid $31,867 under this agreement.

Furthermore, we have entered into a separate accounting agreement with Allseas. Under the agreement, in exchange for the provision of legal, accounting and financial services, Allseas was entitled to $200,000 per year, payable quarterly, prior to January 1, 2010, and €200,000 per year, payable quarterly, from January 1, 2010 to May 31, 2010. The agreement was amended effective June 1, 2010, pursuant to which Allseas is entitled to a fee of €250,000 per year, payable quarterly, for the provision of financial accounting services and a fee of €120,000 per year, payable quarterly, for the provision of financial reporting services. During the year ended December 31, 2010, we paid $418,384 under this agreement.

On November 10, 2009, we, Allseas, and Loretto, a wholly owned subsidiary of Allseas, entered into a tripartite agreement, whereby we agreed to issue and sell to Allseas, via Loretto, 1,023,801 common shares, representing 2% of our common shares as of November 10, 2009, in order to ensure Allseas's continued services, at a selling price of $3.68 per share. The selling price was based on our average share price over the period from May 2009 to November 2009, less a 10% discount. Pursuant to the terms of the agreement, the shares sold to Loretto cannot be transferred for a period of one year. The selling price of $3.68 per share was lower than the fair value based on the average of the high-low trading price of the shares on the date the agreement was concluded, which was $4.425 per share. The fair value of the common shares granted on November 10, 2009 was based on the market price of the shares on the Nasdaq Global Market, which amounts to $4.5 million. The consideration received from Loretto amounted to $3.8 million. The excess of the fair value of the shares granted over the consideration received is deemed share-based compensation for management services, and amounts to $0.8 million. Under the terms of the agreement, we are obligated to issue to Loretto at no cost such number of our common shares as will maintain Loretto's ownership of 2% of our total outstanding common shares. Accordingly, during the year ended December 31, 2010, we granted 61,420 common shares to Loretto, of which 34,700 shares were issued as of December 31, 2010.

In April, 2010 and May, 2010, we entered into management agreements with Allseas relating to the supervision of each of the Acquisition Vessels we have agreed to acquire, pursuant to which Allseas is entitled to: (i) a flat fee of $375,000, for the first 12 month period, per vessel commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessel's delivery to us; (ii) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until the delivery of the respective vessel from the shipyard; and (iii) €500 per day for each day in excess of five days per calendar year for which a superintendant performed on site inspection. We paid $0.3 million under this agreement during the year ended December 31, 2010.

See "Item 6. Directors, Senior Management and Employees" for a discussion of our executive services agreement with Allseas.

Manning Agreements

Each of our vessel-owning subsidiaries has entered into a manning agency agreement with Crewcare Inc., or Crewcare, a company beneficially owned by our chairman and chief executive officer, Mr. Michael Bodouroglou, based in Manila, Philippines. Prior to January 1, 2010, manning services were provided in exchange for a fixed monthly fee of $1,100 per vessel and a recruitment fee of $100 per officer paid on an one-off basis. Effective January 1, 2010, manning services are being provided in exchange for a fixed monthly fee of $85 per seaman for all officers and crew who serve on board each vessel, and a recruitment fee of $110 per seaman paid on an one-off basis. In addition, the agreement also provides for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. These charges can be amended on an annual basis. The expenses incurred for the year ended December 31, 2010, amounted to $324,061 and are included in Vessels operating expenses. Administrative services are also being provided which represent payment of crew wages and related costs on behalf of the Company. The balance due to Crewcare as of December 31, 2010, amounted to $44,625 and is included in trade accounts payable in the consolidated balance sheets.

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

Lease of Office Space

We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd., a company beneficiary owned by our chief executive officer. The term of the lease is for five years and commenced on October 1, 2007 and expires on September 30, 2012. The monthly lease payment for the first year is €2,000, plus 3.6% tax and thereafter it will be adjusted annually for inflation increases.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.                      Financial information

A.           Consolidated statements and other financial information

See "Item 18. Financial Statements."

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

Dividend Policy

We intend to pay quarterly dividends to the holders of our common shares in March, May, August and November of each year in amounts substantially equal to our available cash flow from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and interest expense) and any reserves our board of directors determines we should maintain for reinvestment in our business. These reserves may cover, among other things, drydocking, intermediate and special surveys, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital.

Currently, certain of our amended credit facilities restrict the amount of dividends we may pay during 2011 to $0.50 per share per annum and/or limit the aggregate amount of dividend payments paid with respect to 2011 to $51.2 million. Furthermore, one of our credit facilities limits the quarterly dividend payment to 70% of the reported net income of the preceding financial quarter, with the exception of the dividends relating to the six-month period ended March 31, 2011, where the aggregate dividend payment shall not exceed the lesser of (i) $0.10 per share and (ii) 70% of the accumulated reported net income for the respective period. In addition, the terms of our credit facilities contain a number of financial covenants and general covenants that may not permit us to pay dividends in any amount under our credit facilities if we are in default of any of these loan covenants.

Since our initial public offering in August 2007, we have declared and paid the following dividends:

Respective Period	Dividend per Share	Declaration Date	Record Date
Third quarter 2007	$0.4375	November 15, 2007	November 21, 2007
Fourth quarter 2007	$0.4375	February 12, 2008	February 19, 2008
First quarter 2008	$0.4375	May 13, 2008	May 29, 2008
Second quarter 2008	$0.50	August 1, 2008	August 28, 2008
Third quarter 2008	$0.50	November 12, 2008	November 17, 2008
Fourth quarter 2008	$0.05	March 17, 2009	March 30, 2009
First quarter 2009	$0.05	May 19, 2009	May 29, 2009
Second quarter 2009	$0.05	August 11, 2009	August 25, 2009
Third quarter 2009	$0.05	November 10, 2009	December 1, 2009
Fourth quarter 2009	$0.05	February 22, 2010	March 1, 2010
First quarter 2010	$0.05	May 3, 2010	May 17, 2010
Second quarter 2010	$0.05	August 9, 2010	August 16, 2010
Third quarter 2010	$0.05	November 15, 2010	November 26, 2010

With respect of the fourth quarter of 2010, on March 1, 2011, our board of directors declared a dividend of $0.05 per common share to shareholders of record on March 14, 2011, payable on or about March 24, 2011.

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

We believe that, under current law (effective through 2012), so long as our shares are listed on the NYSE, our dividend payments from earnings and profits will be eligible for treatment as "qualified dividend income" and as such non-corporate U.S. stockholders that satisfy certain conditions will generally be subject to a maximum 15% U.S. federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as a capital gain. Legislation has previously been proposed in the U.S. Congress which would, if enacted, make it unlikely that our dividends would qualify for the reduced rates. As of the date hereof, it is not possible to predict whether such proposed legislation would be enacted. Please see "Item 10.E. Taxation" for additional information relating to the tax treatment of our dividend payments.

B.           Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report.

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

The following table sets forth the fiscal years high and low closing prices for the common shares:

	High	Low
Fiscal year ended December 31,
2010	$5.16	$3.39
2009	$6.12	$2.87
2008	$21.80	$2.37
2007(1)	$27.00	$14.50

(1) For the period from August 9, 2007, the date on which our common stock began trading on the NASDAQ, until the end of the period.

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low closing prices of the common shares:

	High	Low
Fiscal year ended December 31, 2010
First quarter	$5.16	$4.29
Second quarter	$5.01	$3.55
Third quarter	$4.28	$3.44
Fourth quarter	$3.98	$3.39

	High	Low
Fiscal year ended December 31, 2009
First quarter	$6.12	$2.87
Second quarter	$5.91	$3.15
Third quarter	$4.88	$3.33
Fourth quarter	$5.41	$4.00

The following table sets forth, for the most recent six months, the high and low closing prices for the common shares:

	High	Low
September 2010	$4.02	$3.75
October 2010	$3.98	$3.73
November 2010	$3.96	$3.43
December 2010	$3.58	$3.39
January 2011	$3.44	$3.05
February 2011	$3.25	$3.06

Item 10.   Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and articles of association

Our amended and restated articles of incorporation has been filed as exhibit 3.1 to our Registration Statement on Form F-3 (Registration No. 333-164970), which is incorporated by reference from exhibit 1 to our report on Form 6-K filed with the SEC on April 21, 2010. Our amended and restated bylaws has been filed as exhibit 3.2 to our Registration Statement on Form F-1 (Registration No. 333-143481), which is incorporated by reference from exhibit 99.1 to our report on Form 6-K filed with the SEC on August 15, 2007. The information contained in these exhibits is incorporated by reference herein.

Information regarding the rights, preferences and restrictions attaching to each class of the shares is described in section entitled "Description of Capital Stock" in our Registration Statement on Form F-3 (Registration No. 333-164370), filed with the SEC on January 15, 2010, provided that since the date of that Registration Statement, our total issued and outstanding common shares has increased to 59,214,199 as of March 1, 2011.

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

C.	Material Contracts

We refer you to "Item 7.B Related Party Transactions" for a discussion of our agreements with companies controlled by our chairman and chief executive officer, Mr. Michael Bodouroglou. Other than these agreements, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any affiliate of ours is a party.

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

In 2009, the Liberian Congress enacted the Economic Stimulus Taxation Act of 2009, which reinstates the treatment of non-resident Liberian corporations, such as our Liberian subsidiaries, under Prior Law retroactive to January 1, 2001.  This legislation will become effective when it is finally published by the Liberian government.

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

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish, in accordance with specified ownership certification procedures, that within the group of 5% Shareholders there are sufficient "qualified shareholders" for purposes of Section 883 to preclude "non-qualified shareholders" in such group from owning, actually or constructively, 50% or more of our common shares for more than half the number of days during the taxable year.

For the 2010 taxable year, we were not subject to the 5% Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. Therefore, we believe that we were exempt from U.S. federal income tax on our U.S.-source shipping income for the 2009 taxable year. However, there is no assurance that we will continue to qualify for the benefits of Section 883 for any future taxable year. For example, our shareholders could change in the future, and thus we could become subject to the 5% Override Rule.

Taxation in Absence of Exemption under Section 883

To the extent the tax exemption of Section 883 is unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated U.S.-source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. In the year ended December 31, 2010, approximately 11.8% of our shipping income was attributable to the transportation of cargoes either to or from a U.S. port and approximately 6.0% of our shipping income was U.S.-source shipping income. In the absence of exemption from tax under Section 883, we would have been subject to a 4% tax on its gross U.S.-source shipping income equal to approximately $0.3 million for the year ended December 31, 2010.

To the extent that the exemption under Section 883 is unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings "effectively connected" with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business. However, under all of our charter party agreements, these taxes would be recovered from the charterers.

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

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential tax rates (through 2012) provided that: (1) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (2) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are listed), and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "qualified electing fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder could elect to mark our common shares to market, which election we refer to as the "mark-to-market election," as discussed below.  In addition, for taxable years beginning on or after March 18, 2010, a U.S. Holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations.

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

Not Applicable.

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

The international drybulk and containership industries are capital intensive industries, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with London Inter-Bank Offered Rate, or LIBOR. Increasing interest rates could adversely impact future earnings. In order to mitigate this specific market risk we entered into interest rate swap agreements. The purpose of the agreements was to manage interest cost and the risk associated with changing interest rates by limiting our exposure to interest rate fluctuations within the ranges stated below. During 2010, LIBOR was below the floor rates and thus we paid the floor rates. As an indication of the extent of our sensitivity to interest rates changes based upon our debt level and interest rate swap agreements, a 1% increase in interest rates would have resulted in a net increase in interest expense (including interest rate swap agreements) of approximately $1.2 million for the year ended December 31, 2010, and would be expected to increase our interest expense by approximately $1.7 million for the year ended December 31, 2011.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and currently incur approximately 22% of our expenses in currencies other than U.S. dollars (mainly in Euros). For accounting purposes, expenses incurred in currencies other than into U.S. dollars, are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not normally hedge currency exchange risks relating to operations and our operating results could be adversely affected as a result. However, due to our relatively low percentage exposure to currencies other than our base currency, which is the U.S. dollar, we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic. The impact of a 10% increase in exchange rates, on the current level of expenses incurred in currencies other than U.S. dollars, is approximately $1.0 million.

Item 12.                      Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.                      Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                      Material Modifications to the Rights of Security Holders and Use of Proceeds

Warrant Agreement Amendment

We entered into a warrant agreement in connection with the private placement whereby we issued one fifth of a Warrant, which was attached to each common share. In total, 2,299,531 Warrants were issued by us. Each Warrant entitles the holder to purchase one common share at an exercise price of $10.00 per share and became exercisable upon the public offering of our common shares and may be exercised at any time thereafter until expiration. Each Warrant expires on November 21, 2011. In total 2,009,525 Warrants had been exercised as of December 31, 2010 and the number of Warrants as at December 31, 2010 was 290,006.

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

Item 15.      Controls and Procedures

a) Disclosure Controls and Procedures

Management, including our chief executive officer and interim chief financial officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation, our chief executive officer and interim chief financial officer has concluded that our disclosure controls and procedures are effective as of the evaluation date.

b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our chief executive officer and interim chief financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.

Our internal control over financial reporting includes those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made in accordance with authorizations of our management and directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2010 is effective.

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

Deloitte Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte, our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010 which is reproduced in its entirety in Item 15(c) below.

c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Paragon Shipping Inc.
Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Paragon Shipping Inc. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 4, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte. Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece

March 4, 2011

d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16A.   Audit Committee Financial Expert

On May 19, 2009, our audit committee appointed George Xiradakis as our audit committee financial expert. Our board of directors has determined that Mr. Xiradakis should be considered "independent" according to NYSE and SEC rules. Previously, we did not believe it was necessary to have a financial expert, as defined in Item 407 of SEC Regulation S-K, because our board of directors had determined that each member of the audit committee had the financial experience required by Section 303A.07 of the NYSE's Listed Company Manual and other relevant experience necessary to carry out the duties and responsibilities of the company's audit committee.

Item 16B.  Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.paragonship.com, under "Code of Ethics" and was filed as Exhibit 99.2 to the Form 6-K filed with the SEC on August 15, 2007. Copies of our Code of Ethics are available in print, without charge, upon request to Paragon Shipping Inc., 15 Karamanli Ave., GR 166 73, Voula, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of this Code of Ethics by posting such information on our website.

Item 16C.   Principal Accountant Fees and Services

Our principal accountants, Deloitte Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, have billed us for audit, audit-related and non-audit services as follows:

	2009	2010
	Stated in USD

Audit fees	$805,063	$870,890
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-

Total	$805,063	$870,890

Audit fees represent compensation for professional services rendered for the (i) audit of the consolidated financial statements and internal control over financial reporting of the Company, (ii) for the review of the quarterly financial information and (iii) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by Paragon or its subsidiaries.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As of December 31, 2009, our affiliated companies owned a total of 9,214,206 shares.

Within 2010, we granted to our management company, Allseas, via Loretto, a wholly owned subsidiary of Allseas and beneficially owned by our chairman and chief executive officer and members of his family, 61,420 shares, out of which 34,700 were issued as of December 31, 2010. We also awarded a total of 1,500,000 shares to Innovation Holdings.

As of December 31, 2010, our affiliated companies owned a total of 10,748,906 shares.

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

 PART III

Item 17.          Financial Statements

See "Item 18. Financial Statements."

Item 18.          Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.          Exhibits

(a)    Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Paragon Shipping Inc. (1)
1.2	Amended and Restated By-laws of the Company (4)
2.1	Form of Share Certificate (2)
4.1	Form of Amended and Restated Registration Rights Agreement (3)
4.2	Form of Initial Purchaser Registration Rights Agreement (2)
4.3	Innovation Holdings Holdings Registration Rights Agreement (2)
4.4	Form of Warrant Agreement (3)
4.5	Form of Amended and Restated Equity Incentive Plan
4.6	Stockholders Rights Agreement (5)
4.7	First Amendment to Stockholders Rights Agreement (9)
4.8	Form of Management Agreement (2)
4.9	Form of Amended Management Agreement
4.10	Form of Management Agreement for Acquisition Vessels
4.11	Form of Commerzbank AG Senior Secured Revolving Credit Facility, dated November 29, 2007 (6)
4.12	Form of Commerzbank AG Senior Secured Revolving Credit Facility Supplemental Agreement, dated March 9, 2010
4.13
Form of Supplemental Letter, dated December 27, 2010, to a Commerzbank AG Senior Secured Revolving Credit Facility, dated November 29, 2007, as amended and supplemented by a supplemental agreement, dated March 9, 2010

4.14	Form of Bayerische Hypo-und Vereinsbank AG Secured Credit Facility, dated November 19, 2007 (6)
4.15	Form of Bayerische Hypo-und Vereinsbank AG Secured Credit Facility Supplemental Agreement, dated February 25, 2009 (7)
4.16	Form of UniCredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG) Secured Credit Facility Second Supplemental Agreement, dated March 24, 2010
4.17
Form of UniCredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG) Secured Credit Facility, dated November 19, 2007, as amended and restated by a first supplemental agreement, dated February 25, 2009 and a second supplemental agreement, dated March 24, 2010

4.18	Form of Unicredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG) Secured Credit Facility Third Supplemental Agreement, dated December 29, 2010
4.19	Form of Bank of Scotland plc Secured Revolving Credit Facility, dated December 4, 2007 (6)
4.20	Form of Bank of Scotland plc Secured Revolving Credit Facility Supplemental Agreement, dated March 13, 2009 (7)
4.21	Form of Bank of Scotland plc Secured Revolving Credit Facility Supplemental Letter, dated June 12, 2009

4.22
Form of Bank of Scotland plc Amending and Restating Agreement, dated March 9, 2010, relating to a Secured Revolving Credit Facility, dated December 4, 2007, as supplemented by supplemental agreements dated March 13, 2009 and June 12, 2009

4.23	Form of Bank of Scotland plc Secured Revolving Credit Facility, dated December 4, 2007, as amended and restated by an amending and restating agreement, dated March 9, 2010
4.24
Form of Supplemental Letter, dated December 31, 2010, to the Bank of Scotland plc Secured Revolving Credit Facility, dated December 4, 2007, as amended and restated by an amending and restating agreement dated March 9, 2010

4.25	Form of First Business Bank S.A. Secured Revolving Credit Facility, dated April 16, 2008 (6)
4.26	Form of First Business Bank S.A. Secured Revolving Credit Facility Supplemental Agreement, dated March 9, 2009 (7)
4.27	Form of Bank of Ireland Revolving Credit Facility, dated June 6, 2008 (7)
4.28	Form of Bank of Ireland Credit Facility, dated March 30, 2009 (7)
4.29	Form of Bank of Ireland Credit Facility Supplemental Agreement, dated March 23, 2010
4.30	Form of HSH Nordbank AG Credit Facility, dated July 31, 2008 (7)
4.31	Form of HSH Nordbank AG Credit Facility Supplemental Agreement, dated April 3, 2009 (7)
4.32	Form of HSH Nordbank AG Credit Facility Waiver Letter, dated March 1, 2010
4.33	Form of HSH Nordbank AG Credit Facility Second Supplemental Agreement, dated April 16, 2010
4.34	Form of HSBC Bank plc Secured Loan Agreement, dated July 2, 2010
4.35	Form of Credit Suisse AG Loan Agreement, dated July 28, 2010
4.36	Controlled Equity Offering Sales Agreement between the Company and Cantor Fitzgerald & Co., dated April 15, 2009 (8)
4.37	Controlled Equity Offering Sales Agreement between the Company and Cantor Fitzgerald & Co., dated October 12, 2010(10)
4.38	Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009 (11)
8.1	Subsidiaries of the Company
11.1	Code of Ethics (4)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Interim Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

(1)	Filed as an Exhibit to the Company's Report on Form 6-K on April 21, 2010.
(2)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-143481) on June 4, 2007.
(3)	Filed as an Exhibit to the Company's Amended Registration Statement (File No. 333-144687) on July 30, 2007.
(4)	Filed as an Exhibit to the Company's Report on Form 6-K filed on August 15, 2007.
(5)	Filed as an Exhibit to the Company's Registration Statement (File No. 001-33655) on January 4, 2008.
(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2007 filed on May 2, 2008.
(7)	Filed as an Exhibit to the Company's Report on Form 6-K filed on April 7, 2009.
(8)	Filed as an Exhibit to the Company's Report on Form 6-K filed on April 15, 2009.
(9)	Filed as an Exhibit to the Company's Registration Statement (File No. 001-33655) on March 18, 2010.
(10)	Filed as an Exhibit to the Company's Report on Form 6-K on October 13, 2010.
(11)	Filed as an Exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2009 filed on March 31, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARAGON SHIPPING INC.

By:	/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chief Executive Officer

Dated: March 4, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Paragon Shipping Inc.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Paragon Shipping Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Paragon Shipping Inc. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte. Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece

March 4, 2011

Paragon Shipping Inc.
Consolidated Balance Sheets
As of December 31, 2009 and 2010
(Expressed in United States Dollars – except for share data)

		2009	2010
Assets
Current assets
Cash and cash equivalents		133,960,178	34,787,935
Restricted cash		31,000,000	14,990,000
Assets held for sale		18,050,402	---
Trade receivables (net)		2,187,039	1,087,304
Other receivables	Note 3	2,233,809	1,464,051
Prepaid expenses		464,804	528,475
Due from management company	Note 9	1,231,879	1,579,192
Inventories		921,325	1,066,321
Total current assets		190,049,436	55,503,278
Fixed Assets
Vessels, net	Note 5	604,732,557	695,148,227
Advances for vessels under construction	Note 4	---	58,460,129
Other fixed assets, net	Note 6	51,718	231,745
Total fixed assets, net		604,784,275	753,840,101
Other assets	Note 7	1,380,577	1,922,631
Restricted cash		15,510,000	10,010,000
Other long-term receivables		968,560	---
Total Assets		812,692,848	821,276,010
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $17,300 and $44,625 as of December 31, 2009 and 2010, respectively)	Note 9	1,951,695	1,939,685
Accrued expenses	Note 8	2,416,524	2,230,475
Interest rate swaps	Note 13,14	6,820,289	3,881,173
Deferred income	Note 11	3,701,832	2,083,034
Current portion of long-term debt	Note 12	39,200,000	35,077,988
Liability associated with vessel held for sale	Note 12	24,900,000	---
Total current liabilities		78,990,340	45,212,355
Long-term liabilities
Long-term debt	Note 12	270,235,000	282,757,012
Deferred income	Note 11	461,390	1,300,699
Interest rate swaps	Note 13,14	1,467,499	1,534,277
Below-market acquired time charters	Note 10	5,272,801	---
Total long-term liabilities		277,436,690	285,591,988
Total liabilities		356,427,030	330,804,343

Paragon Shipping Inc.
Consolidated Balance Sheets
As of December 31, 2009 and 2010
(Expressed in United States Dollars – except for share data)

		2009	2010
Commitments and contingencies	Note 23
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized, none issued and outstanding	Note 15	---	---
Class A common shares, $0.001 par value; 120,000,000 and 750,000,000 authorized at December 31, 2009 and 2010, respectively; 51,189,033 and 55,870,299 issued and outstanding at December 31, 2009 and 2010, respectively	Note 15	51,189	55,870
Class B common shares, $0.001 par value; 5,000,000 authorized, none issued and outstanding	Note 15	---	---
Additional paid-in capital	Note 15	408,619,010	430,339,354
Retained earnings		47,595,619	60,076,443
Total shareholders' equity		456,265,818	490,471,667
Total Liabilities and Shareholders' Equity		812,692,848	821,276,010

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.
Consolidated Statements of Income
For the years ended December 31, 2008, 2009 and 2010
(Expressed in United States Dollars – except for share data)

		2008	2009	2010
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $26,559,089, $18,618,699 and $5,272,801 in 2008, 2009 and 2010, respectively)		169,301,675	161,111,782	118,382,601
Less: Commissions (including related party commissions of $1,768,290, $1,776,959 and $1,427,823 in 2008, 2009 and 2010, respectively)		8,164,029	8,364,661	6,682,492
Net Revenue		161,137,646	152,747,121	111,700,109
Expenses
Voyage expenses		461,265	397,657	412,849
Vessels operating expenses (including expenses charged by a related party of $122,143, $194,900 and $324,061 in 2008, 2009 and 2010, respectively)	Note 17	19,016,375	20,034,664	19,974,806
Dry-docking expenses		2,792,710	715,308	2,632,479
Management fees charged by a related party (including share based compensation of $0, $762,732 and $226,459 in 2008, 2009 and 2010, respectively)	Note 9,15	3,536,240	4,362,908	4,292,291
Impairment loss	Note 5	---	6,005,000	---
Gain on sale of assets / vessel acquisition option		---	---	(1,064,023)
Gain from vessel early redelivery	Note 19	---	(800,874)	(113,338)
Depreciation	Note 5,6	32,874,632	33,814,863	33,719,712
General and administrative expenses (including share based compensation of $522,662, $2,338,959 and $10,461,204 in 2008, 2009 and 2010, respectively)	Note 20	7,773,828	8,949,096	17,723,987
Operating Income		94,682,596	79,268,499	34,121,346

Other Income / (Expenses)
Interest and finance costs		(15,840,197)	(11,379,241)	(10,234,928)
Loss on derivatives	Note 14	(11,378,999)	(3,239,236)	(2,611,920)
Interest income		1,871,099	1,049,962	321,120
Foreign currency (loss) / gain		(105,038)	(21,370)	1,299,662
Total Other Expenses, net		(25,453,135)	(13,589,885)	(11,226,066)
Net Income		69,229,461	65,678,614	22,895,280

Earnings per Class A common share, basic	Note 22	$2.58	$1.69	$0.44
Earnings per Class A common share, diluted	Note 22	$2.56	$1.69	$0.44
Weighted average number of Class A common shares, basic	Note 22	26,819,923	38,026,523	49,812,716
Weighted average number of Class A common shares, diluted	Note 22	27,010,013	38,026,523	49,812,716

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2008, 2009 and 2010
(Expressed in United States Dollars – except for share data)

	Class A Shares
	Number of Shares	Par Value	Additional Paid-In Capital	(Accumulated Deficit) / Retained Earnings	Total
Balance, January 1, 2008	25,744,983	25,745	304,408,972	(28,798,507)	275,636,210
Issuance of Class A common shares, from the exercise of warrants	1,369,532	1,370	13,583,880	-	13,585,250
Share based compensation	-	-	522,662	-	522,662
Issuance of non-vested Class A common share awards	30,000	30	(30)	-	-
Cancellation of non-vested Class A common share awards	(6,000)	(6)	6	-	-
Dividends paid ($1.875 per share)	-	-	-	(50,542,304)	(50,542,304)
Net Income	-	-	-	69,229,461	69,229,461
Balance December 31, 2008	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares, net of issuance costs	21,023,801	21,024	87,004,856	-	87,025,880
Issuance of non-vested Class A common share awards	3,027,717	3,027	(3,027)	-	-
Cancellation of non-vested Class A common share awards	(1,000)	(1)	1	-	-
Share based compensation	-	-	3,101,690	-	3,101,690
Dividends paid ($0.20 per share)	-	-	-	(7,971,645)	(7,971,645)
Net Income	-	-	-	65,678,614	65,678,614
Balance December 31, 2009	51,189,033	51,189	408,619,010	47,595,619	456,265,818
Issuance of Class A common shares, net of issuance costs	3,105,700	3,105	11,034,257	-	11,037,362
Issuance of non-vested Class A common share awards	1,584,000	1,584	(1,584)	-	-
Cancellation of non-vested Class A common share awards	(8,434)	(8)	8	-	-
Share based compensation	-	-	10,687,663	-	10,687,663
Dividends paid ($0.20 per share)	-	-	-	(10,414,456)	(10,414,456)
Net Income	-	-	-	22,895,280	22,895,280
Balance December 31, 2010	55,870,299	55,870	430,339,354	60,076,443	490,471,667

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2009, and 2010
(Expressed in United States Dollars – except for share data)

	2008	2009	2010
Cash flows from operating activities
Net Income	69,229,461	65,678,614	22,895,280
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	32,874,632	33,814,863	33,719,712
Impairment loss	---	6,005,000	---
Gain on sale of assets / vessel acquisition option	---	---	(1,064,023)
Amortization of below- and above-market acquired time charters	(26,559,089)	(18,618,699)	(5,272,801)
Amortization of financing costs	613,629	970,327	907,310
Gain on vessel early redelivery	---	(549,019)	---
Share based compensation	522,662	3,101,690	10,687,663
Unrealized loss/(gain) on interest rate swap	10,284,441	(3,367,354)	(2,872,337)
Changes in assets and liabilities:
Trade receivables (net)	(18,811)	(1,814,074)	1,099,735
Other receivables	(921,684)	(1,024,579)	769,758
Prepaid expenses	275,436	(85,664)	(63,671)
Inventories	(84,292)	(407,992)	(144,996)
Due from management company	(985,960)	(245,919)	(347,313)
Other long-term receivables	1,265,842	(893,800)	968,560
Trade accounts payable	51,505	(638,818)	(12,010)
Accrued expenses	(1,395,502)	(1,952,758)	122,423
Due to management company	(1,642,805)	-	-
Deferred income	(35,151)	434,936	(779,489)
Net cash from operating activities	83,474,314	80,406,754	60,613,801
Cash flows from investing activities
Net proceeds from sale of assets / vessel acquisition option	---	---	41,556,934
Acquisition of vessels, attached charter party and capital expenditures	(80,072,478)	---	(146,551,672)
Payments for vessels under construction	---	---	(58,460,129)
Other fixed assets	---	---	(206,246)
Release of restricted cash	3,000,000	---	23,010,000
Increase in restricted cash	(1,000,000)	(40,500,000)	(1,500,000)
Net cash used in investing activities	(78,072,478)	(40,500,000)	(142,151,113)

Paragon Shipping Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2009 and 2010
(Expressed in United States Dollars – except for share data)

	2008	2009	2010
Cash flows from financing activities
Proceeds from long-term debt	111,500,000	30,000,000	70,000,000
Repayment of long-term debt	(42,015,000)	(83,150,000)	(86,500,000)
Payment of financing costs	(816,667)	(292,563)	(1,648,201)
Proceeds from the issuance of Class A common shares (net)	---	87,025,880	10,927,726
Proceeds from the issuance of Class A common shares from the exercise of warrants and options	13,585,250	---	---
Dividends paid	(50,542,304)	(7,971,645)	(10,414,456)
Net cash from / (used in) financing activities	31,711,279	25,611,672	(17,634,931)
Net increase / (decrease) in cash and cash equivalents	37,113,115	65,518,426	(99,172,243)
Cash and cash equivalents at the beginning of the year	31,328,637	68,441,752	133,960,178
Cash and cash equivalents at the end of the year	68,441,752	133,960,178	34,787,935
Supplemental disclosure of cash flow information
Cash paid during the year for interest	13,606,475	11,961,768	8,745,571
Non cash financing activities	---	270,353	167,737

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.           Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. (Paragon) is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 and is engaged in the ocean transportation of cargoes and containers worldwide through the ownership and operation of drybulk carrier and container vessels. In December 2006, the Company established a branch in Greece under the provision of Law 89 of 1967, as amended.

Private Placement and Initial Public Offering: Paragon concluded a private placement in 2006 and as of December 31, 2006, had 11,497,656 Class A Common Shares outstanding and a total of 2,003,288 Class B Common Shares outstanding. On July 16, 2007, a shelf registration statement covering the resale of 11,097,187 of its Class A Common Shares and 1,849,531 of its warrants was declared effective by the U.S. Securities and Exchange Commission. On August 15, 2007, Paragon completed its initial public offering of 10,300,000 Class A Common Shares, and on September 13, 2007, completed the offering of an additional 697,539 Class A Common Shares upon the partial exercise of the underwriters' over-allotment option. The initial public offering and the partial exercise of the underwriters' over-allotment option generated $175,960,624 in gross proceeds, at a price of $16.00 per share, before deduction of underwriting commissions and expenses of $11,437,440. Following the completion of the initial public offering, all outstanding 2,003,288 Class B Common Shares were converted into Class A Common Shares on an one-for-one basis.

The accompanying consolidated financial statements include the accounts of Paragon Shipping Inc. and its wholly-owned subsidiaries (collectively the "Company") as discussed below.

Vessel Owning Subsidiaries:

	Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel's Name	Type	Built	DWT / TEU
(a)	Trade Force Shipping S.A.	November 15, 2006	Marshall Islands	Deep Seas	Drybulk Carrier	1999	72,891 Dwt
(b)	Camelia Navigation S.A.	November 15, 2006	Marshall Islands	Blue Seas (1)	Drybulk Carrier	1995	45,654 Dwt
(c)	Frontline Marine Co.	November 15, 2006	Marshall Islands	Calm Seas	Drybulk Carrier	1999	74,047 Dwt
(d)	Fairplay Maritime Ltd.	November 15, 2006	Marshall Islands	Kind Seas	Drybulk Carrier	1999	72,493 Dwt
(e)	Explorer Shipholding Limited	November 15, 2006	Marshall Islands	Clean Seas (2)	Drybulk Carrier	1995	46,640 Dwt
(f)	Opera Navigation Co.	December 21, 2006	Marshall Islands	Crystal Seas	Drybulk Carrier	1995	43,222 Dwt
(g)	Donna Marine Co.	July 4, 2007	Marshall Islands	Pearl Seas	Drybulk Carrier	2006	74,483 Dwt
(h)	Protea International Inc.	July 17, 2007	Liberia	Sapphire Seas	Drybulk Carrier	2005	53,702 Dwt
(i)	Reading Navigation Co.	July 17, 2007	Liberia	Diamond Seas	Drybulk Carrier	2001	74,274 Dwt
(j)	Imperator I Maritime Company	September 27, 2007	Marshall Islands	Coral Seas	Drybulk Carrier	2006	74,477 Dwt
(k)	Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	Drybulk Carrier	2006	74,475 Dwt
(l)	Paloma Marine S.A.	June 19, 2008	Liberia	Friendly Seas	Drybulk Carrier	2008	58,779 Dwt
(m)	Eris Shipping S.A.	April 8, 2010	Liberia	Dream Seas	Drybulk Carrier	2009	75,151 Dwt
(n)	Ardelia Navigation Ltd.	June 15, 2010	Liberia	Box Voyager	Containership	2010	3,426 TEU
(o)	Eridanus Trading Co.	July 1, 2010	Liberia	Box Trader	Containership	2010	3,426 TEU

1.	M/V Blue Seas was sold and delivered to an unrelated third party on January 14, 2010
2.	M/V Clean Seas was sold and delivered to an unrelated third party on October 12, 2010

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.           Basis of Presentation and General Information - Continued

Newbuildings:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Hull Number	Type	Expected Delivery	DWT
Irises Shipping Ltd.	October 6, 2009	Marshall Islands	622	Drybulk Carrier	2012	82,000 Dwt
Coral Ventures Inc.	August 5, 2009	Liberia	604	Drybulk Carrier	2011	37,200 Dwt
Ovation Services Ltd.	September 16, 2009	Marshall Islands	619	Drybulk Carrier	2012	82,000 Dwt
Winselet Shipping & Trading Co.	April 6, 2010	Liberia	605	Drybulk Carrier	2011	37,200 Dwt
Nereus Navigation Ltd.	May 4, 2010	Marshall Islands	624	Drybulk Carrier	2012	82,000 Dwt
Aminta International S.A.	May 5, 2010	Liberia	612	Drybulk Carrier	2012	37,200 Dwt
Adonia Enterprises S.A.	May 5, 2010	Liberia	625	Drybulk Carrier	2012	37,200 Dwt

Non-Vessel Owning Subsidiaries:

Non-Vessel Owning Company	Date of Incorporation	Country of Incorporation
Epic Investments Inc.	December 21, 2006	Marshall Islands
Letitia Shipping Limited	May 4, 2010	Marshall Islands
Box Ships Inc.	May 19, 2010	Marshall Islands

Management Company: The Company outsources the technical and commercial management of all of its subsidiaries' vessels to Allseas Marine S.A. ("Allseas"), a related party, pursuant to management agreements with each vessel owning subsidiary. Each agreement has an initial term of five years. Mr. Michael Bodouroglou, the Company's President and Chief Executive Officer, is the sole shareholder and Managing Director of Allseas. These agreements automatically extend for successive five year term, unless, in each case, at least one month's advance notice of termination is given by either party (Note 9).

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.           Basis of Presentation and General Information - Continued

Major Charterers: For the years ended December 31, 2008, 2009 and 2010 the following charterers individually accounted for more than 10% of the Company's charter revenue:

Charterer	Percentage of time charter revenue
	2008	2009	2010
Bunge S.A.	27.5%	12.7%	-
Korea Line Corporation	25.5%	26.9%	16.2%
Deiulemar Shipping S.P.A.	-	18.7%	28.2%
Cosco Bulk Carriers Ltd	-	10.9%	12.6%
Deiulemar Compagnia Di Navigazione S.P.A.	-	-	10.7%
Intermare Transport GmbH	-	-	10.9%

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

(b)
Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Other Comprehensive Income: The Company has no other comprehensive income and accordingly, comprehensive income equals net income for all periods presented.

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate ruling at the balance sheet date and any gains or losses are included in the statement of income.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.           Significant Accounting Policies - Continued

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)
Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained with certain banks under the Company's borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months or relates to general minimum liquidity requirements, these deposits are classified as current assets otherwise they are classified as non-current assets.

(g)	Inventories: Inventories consist of lubricants and stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(h)
Vessel Cost: Vessels are stated at cost, which consists of the contract price less discounts, plus any direct expenses incurred upon acquisition, including improvements, on-site supervision expenses incurred during the construction period, commission paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage. Financing costs incurred during the construction period of the vessels are also capitalized and included in the vessels' cost. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred.

(i)
Impairment of Long-Lived Assets: The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels. The review of the carrying amount of each of the Company's vessels as of December 31, 2009 and 2010, indicated that such carrying amounts were recoverable.

(j)
Vessels held for sale: The Company classifies vessels as being held for sale when the following criteria are met: (i) management is committed to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are no longer depreciated once they meet the criteria of being held for sale.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.           Significant Accounting Policies - Continued

(k)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which is estimated to be $150 per lightweight ton.

The estimated useful life is determined to be 25 years for drybulk carriers and 30 years for containerships from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

(l)	Dry-docking and Special Survey Costs: Dry-docking and special survey costs are expensed in the period incurred.

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

(p)
Repairs and Maintenance: All repair and maintenance expenses, including underwater inspection costs, are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.           Significant Accounting Policies - Continued

(q)
Segment Reporting: The Company reports financial information for the dry bulk operations business and the container operations business and not by the length of ship employment for its customers (i.e., spot vs. time charters) or by geographical region as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographical information is impracticable. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results for the drybulk fleet and container fleet. The Company has determined that it operates under two reportable segments. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

(r)
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

(s)
Derivatives: The Company records derivative financial instruments in the balance sheet as either an asset or a liability measured at its fair value, with changes in the derivatives' fair value recognized currently in the statement of income unless specific hedge accounting criteria are met.

(t)
Share based Compensation: All share based payments to employees and directors, including grants of employee and directors stock options, are recognized in the statement of income based on their grant date fair values and amortized over the service period. The fair value is considered to be the average between the relevant highest and lowest price recorded on the grant date.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.           Significant Accounting Policies - Continued

(u)
Prepaid Expenses: The prepaid expenses included as an asset in the accompanying consolidated balance sheets consist of actual payments that occurred in the relevant reported period for goods, services, and benefits that will be received in a future period.

(v)	Fair value of financial instruments: The fair value of the interest rate derivatives is based on a discounted cash flow analysis.

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

(w)
Below/Above market Acquired Time Charters: When vessels are acquired with time charters attached and the charter rate on such charters is above or below the then current market rates, the Company allocates the purchase price of the vessel and the attached time charter on a relative fair value basis. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the time charter as a reduction or addition, respectively, to charter hire revenue.

(x)
Trade Receivables (net): Trade receivables (net), reflect the receivables from time charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts for the years ended December 31, 2009 and 2010 was $0 and $415,035, respectively.

(y)
Recent Accounting Pronouncements: There are no recent accounting pronouncements that their adoption would have a material effect on the Company's consolidated financial statements in the current year or expected to have an impact on future years.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Other Receivables

Other receivables are analyzed as follows:

	2009	2010
Accrued income resulting from varying charter rates	$2,032,104	$647,402
Insurance claims	29,271	363,118
Masters accounts	108,446	252,516
Accrued interest	32,210	6,724
Other receivables	31,778	194,291
Total	$2,233,809	$1,464,051

On December 1, 2010, M/V Golden Seas sustained a main engine turbocharger breakdown near the Aleutian Islands. Out of the total cost of $569,135 and after subtracting the applicable deductible of $125,000, the amount of $270,000 has been approved for an on account payment by the Hull and Machinery underwriters and is included in Insurance Claims in Other receivables in the accompanying 2010 consolidated balance sheet.

4.           Advances for Vessels under Construction

In 2010, the Company entered into shipbuilding contracts with a Chinese shipyard for the construction of four Handysize drybulk vessels and three Kamsarmax drybulk vessels totaling $192.2 million with estimated delivery dates during the period October 2011 to December 2012. Each contract provides for payment in two installments, the first was paid in 2010 upon signing of the agreement and totaled $57.5 million and the second installment will be paid on delivery of each vessel totalling on aggregate $134.8 million. The first installment was financed from the Company's own funds.

The Company has also entered into management agreements with Allseas, relating to the supervision of each of the contracted newbuildings (Note 9).

Advances for vessels under construction relate to the installments paid that were due to the respective shipyard including capitalized expenses.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

5.           Vessels, Net

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2009	$713,373,186	$(51,142,696)	$662,230,490
Impairment loss	(6,005,000)	-	(6,005,000)
Transfer to Vessel held for sale	(23,646,288)	5,968,218	(17,678,070)
Depreciation for the period	-	(33,814,863)	(33,814,863)
Balance December 31, 2009	$683,721,898	$(78,989,341)	$604,732,557
Vessel acquisitions	146,551,672	-	146,551,672
Sale of Vessel	(29,904,946)	7,462,437	(22,442,509)
Depreciation for the period	-	(33,693,493)	(33,693,493)
Balance December 31, 2010	$800,368,624	$(105,220,397)	$695,148,227

All Company's vessels were first-priority mortgaged as collateral to the loans and credit facilities and related interest rate swaps outstanding as at December 31, 2010.

During 2009, an impairment loss arose as a result of the Company's intention to sell one of its vessels, the M/V Blue Seas. The undiscounted cash flow analysis for this vessel indicated that the vessel was impaired as of June 30, 2009, and as a result, an impairment loss was recognized in the statement of income. Measurement of the impairment loss was based on the fair value of the asset which was determined based on estimated cash flows to be derived from the vessel in use to estimated delivery date and the net sales proceeds. On August 3, 2009, the Company entered into a Memorandum of Agreement for the sale of the M/V Blue Seas to an unrelated third party for $17.6 million, less 3% commission. Under the terms of the Memorandum of Agreement, the vessel was to be delivered to its new owner between September 14, 2009 and December 15, 2009. However, this delivery was delayed. On December 31, 2009, the Company entered into an Addendum for the sale of M/V Blue Seas in which the sale price was increased to $18.3 million, less 3% commission. The sale of the vessel was concluded with its delivery to her new owners on January 14, 2010.

During 2010, the Company acquired the following vessels:

Two 3,400 TEU newly built containerships from their builder Howaldtswerke-Deutsche Werft, GmbH, Germany at a price of €40.0 million per vessel ($51.9 million and $51.2 million for Box Voyager and Box Trader, respectively). On July 30, 2010, the Company took delivery of the Box Voyager, while on August 16, 2010, the Company took delivery of the Box Trader.

Dream Seas, a 2009-built Panamax bulk carrier with a carrying capacity of 75,151 dwt, for an amount of $41.0 million. On July 8, 2010, the Company took delivery of the vessel.

On July 5, 2010, the Company entered into a Memorandum of Agreement for the sale of M/V Clean Seas to an unrelated party for $23.5 million, less 3.5% commission. The Memorandum of Agreement was subject to the approval of the Company's Board of Directors which was obtained on July 7, 2010. The sale of the vessel was concluded with the delivery to her new owners on October 12, 2010.

6.           Other Fixed Assets, Net

Other fixed assets consist of computer systems installed on board the vessels to improve their efficiency. Other fixed assets are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful life of the assets, which is estimated to be 5 years. Depreciation charged in the years ended December 31, 2009 and 2010 amounted to $0 and $26,219, respectively.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

7.           Other Assets

Other assets of $1,380,577 and $1,922,631 at December 31, 2009 and 2010, respectively, consist of loan arrangement fees and deferred financing costs of $1,374,394 and $1,491,306 at December 31, 2009 and 2010, respectively, other deferred non-current assets of $0 and $425,142 at December 31, 2009 and 2010, respectively and utility deposits related to the leased office space of $6,183 at December 31, 2009 and 2010.

The deferred financing costs, included in Other assets, are analyzed as follows:

January 1, 2009	$1,781,805
Additions	562,916
Amortization	(970,327)
December 31, 2009	$1,374,394
Additions	1,024,222
Amortization	(907,310)
December 31, 2010	$1,491,306

8.           Accrued Expenses

Accrued expenses shown in the accompanying consolidated balance sheets are analyzed as follows:

	2009	2010
Accrued loan interest	$364,581	$613,179
Accrued voyages expenses	88,641	352,065
Accrued vessel operating expenses	795,318	727,026
Accrued dry-docking expenses	192,893	11,947
Financing expenses	280,770	10,069
Accrual for professional fees	487,607	470,870
Other sundry liabilities and accruals	206,714	45,319
Total	$2,416,524	$2,230,475

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.           Transactions with Related Parties

(a)
Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: On September 13, 2007 and effective as of October 1, 2007, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company's Chief Executive Officer. The term of the lease is for 5 years beginning October 1, 2007 and expiring September 30, 2012. The monthly rental for the first year is Euro 2,000 plus 3.6% tax, and thereafter will be adjusted annually for inflation increases. Rent expense under this lease amounted to $37,380, $36,216 and $35,489 for the years ended December 31, 2008, 2009 and 2010, respectively, and is included in General and administrative expenses (Note 20) in the accompanying consolidated statements of income.

(b)	Allseas: The following amounts charged by Allseas are included in the consolidated statements of income:

	2008	2009	2010
(1A(i)) Charter hire commissions	$1,768,290	$1,776,959	$1,427,823
(1A(ii)) Vessel sale commissions	-	-	418,000
Total Allseas commissions	$1,768,290	$1,776,959	$1,845,823

(1A(iii)) Management fees	$3,336,240	$3,400,176	$3,647,448
(1B) Legal, accounting and finance fees	200,000	200,000	418,384
(1C) Loretto agreement	-	762,732	226,459
Total Management fees	$3,536,240	$4,362,908	$4,292,291

(2) Administrative fees (included in General and administrative expenses)	$4,515	$31,373	$31,867

In addition, during the year ended December 31, 2010, Allseas charged technical management and superintendent fees, relating to newbuilds, and vessel purchase commissions, which are included in vessels cost and advances for vessels under construction.

(1)	A. Ship-Owning Company Management Agreements

(i). Charter Hire Commissions - The Company pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels ("charter hire commission").

(ii). Vessel Commissions - The Company also pays Allseas a fee equal to 1% of the purchase price of any vessel bought, constructed or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement, ("vessel commission").

(iii). Management Fees - Each of the ship-owning companies has a management agreement with Allseas, under which management services are provided in exchange for a fixed monthly fee per vessel. The agreement states that the Company pays Allseas a technical management fee of $650 for the period from signing of the management agreement (based on a Euro/U.S. dollar exchange rate of €1.00:$1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by the Company, and the fee is adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter starting from December 2006. The management fee increases on an annual basis on January 1, each year, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. Effective June 1, 2010, the Company amended the agreement with Allseas and it currently pays Allseas management fees of €620 per day per vessel. This amount is subject to adjustment on June 1 of each year based on the annual Greek inflation rate.

(iv). Superintendent Fees – In addition, the Company paid Allseas a Superintendent fee of $550 per day for each day in excess of 5 days per calendar year for which a Superintendant performed on site inspection. Effective June 1, 2010, the Company amended the Superintendent fee from $550 to €500.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.           Transactions with Related Parties – Continued

(b)	Allseas - Continued

B. Accounting Agreement – An amount of $200,000 for each of the years ended December 31, 2008 and 2009, and €237,500 for the year ended December 31, 2010, was paid to Allseas for legal, accounting and finance services that were provided. In addition, as from and including the second quarter of 2010, the Company pays Allseas a reporting fee of €30,000 per quarter. These fees are included in "Management fees charged by a related party" in the consolidated statements of income.

C. Tripartite Agreement between the Company, Allseas and Loretto Finance Inc. - On November 10, 2009, the Company, Allseas, and Loretto Finance Inc., a wholly owned subsidiary of Allseas, signed a tripartite agreement, whereby in the event of a capital increase, an equity offering or the issuance of shares to a third party in the future, the Company will issue at that time to Loretto at no cost whatever to the latter additional common shares to maintain Loretto's shareholding of the Company's total issued and outstanding shares at 2%. The Company recognized share based compensation amounting to $762,732 and $226,459 for the year ended December 31, 2009 and 2010, respectively, related to shares sold to Loretto for management services rendered by Allseas.

(2)
Administrative Service Agreement - The Company entered into an administrative service agreement with Allseas on November 12, 2008. Under the agreement, Allseas will provide telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for the Company's offices, and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas to be reimbursed on a quarterly basis.

(3)
Newbuildings Supervision Agreement - The Company has also entered into management agreements with Allseas, relating to the supervision of each of the contracted newbuildings pursuant to which Allseas will be paid: (1) a flat fee of $375,000 ("flat fee") for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessel's delivery to the Company, (2) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until the Company accepts delivery of the respective vessel and (3) €500 per day for each day in excess of 5 days per calendar year for which a Superintendant performed on site inspection.

(4)
Compensation Agreement – The Company has also entered into a compensation agreement with Allseas whereby in the event that Allseas is involuntarily terminated as the manager of its fleet, it shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) €3,000,000.

Each month, the Company funds a payment to Allseas to cover working capital equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount funded to Allseas over payments made by Allseas for operating expenses is reflected as Due from Management Company. As of December 31, 2009 and 2010, the amount due from Management Company was $1,231,879 and $1,579,192, respectively.

(c)
Consulting Agreements: Prior to January 1, 2011, the Company had consulting agreements with companies beneficially owned by the Company's Executive Directors and Internal Legal Counsel. Under the terms of the agreements, these entities provided the services of the individuals who serve in the positions of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Internal Legal Counsel. For the years ended December 31, 2008, 2009 and, 2010 total expense incurred under the consulting agreements was $1,825,479, $1,834,862 and $2,269,933, respectively, and is recorded in General and administrative expenses (Note 20). No amount was due as of December 31, 2009 and 2010. Effective January 1, 2011, the Company entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, who report directly to our board of directors. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. The Company reimburses Allseas on a monthly basis for all costs and expenses incurred by Allseas in connection with the provision of services under the agreement.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.           Transactions with Related Parties - Continued

(d)
Manning Agency Agreements: The Company's ship-owning subsidiaries each has a manning agency agreement with Crewcare Inc., a company beneficially owned by the Company's Chief Executive Officer, based in Manila, Philippines. Prior to January 1, 2010, manning services were provided in exchange for a fixed monthly fee of $1,100 per vessel and a recruitment fee of $100 per officer paid on an one-off basis. Effective January 1, 2010, manning services are being provided in exchange for a fixed monthly fee of $85 per seaman for all officers and crew who serve on board each vessel, and a recruitment fee of $110 per seaman paid on an one-off basis. In addition, the agreement also provides for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred amounted to $122,143, $194,900, and $324,061 for the years ended December 31, 2008, 2009 and 2010, respectively, and are included in Vessels operating expenses. Administrative services are also being provided which represent payment of crew wages and related costs on behalf of the Company. The balances due to Crewcare Inc. amounted to $17,300 and $44,625 as of December 31, 2009 and 2010, respectively, and are included in trade accounts payable in the consolidated balance sheets.

10.           Below Market Acquired Time Charters

Two vessels had unamortized below-market rate acquired time charters attached as of December 31, 2009, which amounted to $5,272,801, and were fully amortized within the year ended December 31, 2010.

11.           Deferred Income

Deferred income as of December 31, 2009 and 2010 is analyzed as follows:

	2009		2010
	Current	Long-term	Current	Long-term
Revenue received in advance of service provided	$3,000,514	$-	$2,083,034	$-
Deferred income resulting from varying charter rates	701,318	461,390	-	1,300,699
Deferred income	$3,701,832	$461,390	$2,083,034	$1,300,699

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loans and Credit Facilities

The table below presents the loans and credit facilities and the amounts outstanding as at December 31, 2009 and 2010:

	2009	2010
(a)Commerzbank AG Senior Secured Revolving Credit Facility	$98,310,000	$74,110,000
(b)Bayerische Hypo-und Vereinsbank AG Secured Loan	76,500,000	57,800,000
(c)Bank of Scotland plc Secured Revolving Credit Facility	69,000,000	59,000,000
(d)First Business Bank S.A. Secured Revolving Credit Facility	24,900,000	---
(e)Bank of Ireland Secured Revolving Credit Facility	25,500,000	21,500,000
(f)HSH Nordbank Loan	40,125,000	36,625,000
(g)HSBC Bank Plc	---	21,600,000
(h)Credit Suisse AG	---	47,200,000
Total	$334,335,000	$317,835,000

Disclosed as follows in the Consolidated Balance Sheets
Liability directly associated with vessel held for sale	$24,900,000	---
Current portion of long-term debt	39,200,000	$35,077,988
Long-term debt	270,235,000	282,757,012
Total	$334,335,000	$317,835,000

The minimum annual principal payments, in accordance with the loans and credit facilities agreements, as amended, required to be made after December 31, 2010 are as follows:

To December 31,
2011	$35,077,988
2012	143,032,012
2013	22,500,000
2014	27,500,000
2015	16,500,000
Thereafter	73,225,000
Total	$317,835,000

As of December 31, 2010, the Company was in compliance with all debt covenants that were in force as of that date, with respect to its loans and credit facilities.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loans and Credit Facilities - Continued

(a)
Commerzbank AG Senior Secured Loan: On November 29, 2007 the Paragon Shipping Inc (Borrower) entered into a loan agreement for $250.0 million. The purpose of the senior secured revolving credit facility was to refinance the five mortgaged vessels described under Note 1 (d), (e), (g), (h) and (i) and in part-finance up to 50% of the lower of the fair market value and the purchase price of future drybulk carrier acquisitions. The senior secured facility is secured by a first priority mortgage over the vessels financed. On June 20, 2008, an amount of $28.7 million was repaid and the mortgage on the vessel described under Note 1(d) was released. Following the sale of M/V Clean Seas on October 12, 2010, the then outstanding loan amount of $12.7 million was fully repaid and the mortgage on the vessel was released.

The Company entered into supplemental agreements on March 30, 2009, on March 9, 2010 and on December 27, 2010 with Commerzbank AG. In addition, the repayment schedule of the secured loan was amended following the sale of M/V Clean Seas. The main terms and conditions of the loan agreement, as subsequently amended, are as follows:

•
Loan amount of $74.1 million is required to be repaid in 8 consecutive quarterly installments of $2.14 million commencing in the first quarter of 2011 plus a balloon repayment of $56.95 million payable simultaneously with the final installment in November 2012.

•
For the purpose of the Security Covenant, the aggregate average fair market value of the vessels that secure the credit facility shall exceed 130% of the aggregate outstanding loan during 2011 and 140% during 2012. In determining the Security Covenant the vessels shall be valued on a charter-free basis and to include all account balances and pledged deposits standing to the credit of the Borrower and the vessel owning companies whose vessel secure the facility ("the Guarantors").

•
Dividend payments and share buy-backs, payments to shareholders and any other form of substantial liquidity outflow is only subject to no event of default, provided there is sufficient fixed income cover to cover 12 months debt servicing under the loan agreement. If not the Borrower to have the option to pledge deposits to be sufficient to cover 12 months debt service and dividend payments.

•	Material increase in the management fees is subject to the prior written approval of the Lender.

•	Adjustments and alterations of any charter party are subject to the prior written approval of the lender.

•	No restrictions on new investments provided that no event of default has occurred.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loan and Credit Facilities - Continued

(a)           Commerzbank AG Senior Secured Loan - Continued

•	Annual interest rate of LIBOR, plus a margin of 2.25%, plus the cost of funds.

•	The ratio of the aggregate financial indebtedness to EBITDA of the Company shall not be greater than 6:1 during 2011; and 5:1 during 2012.

•	Market adjusted net worth of the Company shall not be less than $100.0 million during 2011 and 2012.

•	The ratio of total liabilities to market adjusted total assets shall not be greater than 0.75:1.0 in 2011; and 0.7:1.0 in 2012.

•	The Company and its Guarantors, shall at all times maintain cash equivalents in an amount of no less than $500,000 per vessel.

Minimum cash liquidity requirement equal to 6 months Company debt service until 2012, including without any limitation, any restricted cash.

(b)
Bayerische Hypo-und Vereinsbank AG Senior Secured Loan: On November 19, 2007, Paragon Shipping Inc (the "Borrower") entered into a secured credit facility with Bayerische Hypo-und Vereinsbank AG that, subject to certain provisions, provided the Company with an amount of up to $100.0 million to be used in financing up to 50% of the lower of the aggregate market value and the purchase price of the vessels described in Note 1 (a), (c) and (f) and of future drybulk carrier acquisitions. On February 25, 2009 and March 24, 2010, the Company entered into loan supplemental agreements and agreed to amended terms with Bayerische Hypo-und Vereinsbank AG. On December 29, 2010, we repaid an amount of $8.5 million relating to the pledged deposit under the amended terms of the secured loan. The relevant loan repayment schedule was amended as described below.

The main terms and conditions of the loan agreement, as subsequently amended are as follows:

•
Loan amount of $57.8 million is required to be repaid in 22 consecutive quarterly installments of $2.55 million, plus a quarterly installment of $1.70 million commencing in the first quarter 2011 and ending in the third quarter of 2016.

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

•
The aggregate average fair market value of the vessels that secure the loan based on charter inclusive market values shall be no less than 110% of the outstanding loan until the final maturity. In case of a dividend declaration and the fair market value is less than 154% of the loan outstanding, the Company shall be allowed to declare dividends up to $0.50 per share per annum.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loan and Credit Facilities - Continued

(b)           Bayerische Hypo-und Vereinsbank AG Secured Loan - Continued

•	Annual interest rate of LIBOR plus a margin of 2.25%.

Future equity raisings are to be applied in restoring any breach of covenant and secondly against the acquisition of additional vessels.

(c)
Bank of Scotland plc Senior Secured Credit Facility: On December 4, 2007, Paragon Shipping Inc (the "Borrower") entered into a secured revolving credit facility with Bank of Scotland plc that, subject to certain conditions, provided the Company with an amount of up to $89.0 million to be used in part-financing or re-financing the acquisition of the vessels described in Note 1 (j) and (k) and of future drybulk carrier acquisitions. This agreement was subsequently amended on May 20, 2008, March 13, 2009, June 12, 2009, March 9, 2010 and December 31, 2010.

The main terms and conditions of the credit facility agreement, as subsequently amended are as follows:

•
Credit facility outstanding of $59.0 million is required to be repaid in 8 consecutive quarterly installments of $1.0 million commencing in the first quarter of 2011 plus a balloon repayment of $51.0 million payable simultaneously with the final installment in December 2012.

•
For the purpose of the Security Cover covenant, the aggregate average fair market value of the vessels that secure the credit facility shall be no less than 110% of the aggregate outstanding credit facility during 2011, 130% during the first 6 months of 2012 and 140% during the second six months of 2012.

•	The ratio of EBITDA to interest expense of the Company shall not be less than 2.50 to 1.00.

•	Market adjusted net worth of the Company of no less than $200.0 million plus 100% of the net cash amount of all future equity offerings made by the Borrower.

•	The Company shall at all times maintain cash equivalents in an amount of no less than $2.0 million per vessel that secures the credit facility.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loans and Credit Facilities - Continued

(c)	Bank of Scotland plc Senior Secured Credit Facility- continued

•	The leverage ratio (net indebtedness to market value net worth) of the Company shall not be greater than 0.7:1.0 during 2011 and 0.6:1.0 during 2012

•	A positive working capital at all times of not less than $1.0 million, to be maintained by the Company.

•
The Borrower shall, at all times, maintain liquid assets at least equal to the greater of: a) all amounts falling within the financial indebtedness of the Borrower which will become due and payable by the Borrower during the following two consecutive financial quarters or which will accrue during such period; or b) $25.0 million.

•
If either of the charter parties attached to the vessels described in Note 1 (j) and (k) is terminated or becomes invalid or unenforceable, or is renegotiated in such a way that the charter rates, on an aggregated basis, are insufficient to meet projected debt service obligations over the next two consecutive financial quarters or; the minimum forward charter coverage, calculated as an average of the remaining charter tenors applicable to the ships, shall fall below 6 months or; the Borrower has not advised the Agent of the 7 newbuilding vessels (Unfinanced Vessels) under construction by either March 31, 2011, that it has received committed and credit-approved offers of post-delivery financing in respected of each Unfinanced Vessel from one or more lenders or by June 30, 2011, that it has concluded and executed binding and enforceable loan documentation to give effect to each of the loan facilities referred to above, the Borrower shall increase the minimum amount, on an aggregated basis, standing at all times to the credit of the Earnings Accounts to the greater of (a) an amount equal to the principal and interest obligations of the Borrower, arising under the Facility, due and payable, or accruing, over the next three consecutive financial quarters; or; (b) $3.0 million per Ship. The aforementioned increase in minimum amount will be lifted immediately upon the Borrower entering, in respect of the relevant Ship(s), into one or more charterparty/ies with acceptable charterer(s), and in form and substance acceptable to the Lenders, which on an aggregated basis, generate a charter rate sufficient to meet projected debt service obligations over the next two consecutive financial quarters.

Annual interest rate of LIBOR plus a margin of 2.25%, which will reduce to a margin of 2% or 1.6% if the Security Cover percentage is equal to or greater than 125% or 140%, respectively.

(d)	First Business Bank S.A. Secured Revolving Credit Facility:

On April 16, 2008, as further amended on March 9, 2009, Paragon Shipping Inc (the "Borrower") entered into a secured revolving credit facility with First Business Bank S.A. that, subject to certain conditions, provided the Company with working capital and was secured by the vessel described in Note 1 (b) The full amount of $30.0 million was drawn down under this facility. Under the terms of the credit facility agreement the Company was required to make periodic interest payments at LIBOR plus 2% and quarterly capital payments together until April 2016, the maturity date, together with a final balloon. On January 14, 2010, as a result of the sale of the secured vessel described in Note 1(b) the Company repaid in full the outstanding amount of $24.9 million.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loans and Credit Facilities – Continued

(e)
Bank of Ireland Secured Revolving Credit Facility: On June 6, 2008, Paragon Shipping Inc (the "Borrower") signed a secured revolving credit facility with Bank of Ireland that, subject to certain conditions, provided the Company an amount of up to $30.0 million to refinance existing indebtedness (Note 12 (a)). The full amount of $30.0 million was drawn down under this facility and was fully repaid on March 30, 2009, from the proceeds of the facility noted below.

On March 30, 2009, the Company entered into a secured revolving credit facility with Bank of Ireland for up to $30.0 million for the purpose of refinancing the secured revolving credit facility entered into on June 6, 2008. Upon draw down of the $30.0 million refinancing facility, the existing credit facility was fully repaid. The terms of the facility were amended on March 23, 2010 and the main terms and conditions of the facility as subsequently amended are as follows:

•
The credit facility outstanding of $21.5 million is required to be repaid in 13 consecutive quarterly installments of $1.0 million, commencing in the first quarter of 2011, plus a balloon installment of $8.5 million payable on maturity in June 2014.

•	The aggregate average fair market value of the vessel that secures the credit facility shall exceed 110% of the outstanding amount under the facility and swap exposure.

•	The ratio of the aggregate financial indebtedness to EBITDA of the Company shall not exceed 6.0:1.0 in 2011 and 5.0:1.0 thereafter.

•	Market adjusted net worth of the Company of not less than $50.0 million.

•	The ratio of indebtedness to market value adjusted total assets of the Company shall not be greater than 75% in 2011 and 70% thereafter.

•	Cash equivalents in an amount of no less than $750,000 to be maintained.

•	No dividend restrictions, subject to an amount of cash equal to 6 months debt servicing remains with the Company after any dividend payment.

•	Annual interest rate of LIBOR plus a margin of 2.25%.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loan and Credit Facilities - Continued

(f)
HSH Nordbank Loan: On July 31, 2008, Paragon Shipping Inc (the "Borrower") entered into loan with HSH Nordbank, which was amended and supplemented on April 3 2009, for up to the lower of (a) $51.5 million or (b) 65 percent of the market value of the vessel "Friendly Seas". The full amount of $51.5 million was drawn under this loan. On March 1, 2010, HSH Nordbank agreed to waive and amend the Security Cover and the market adjusted net worth and the indebtedness to market value financial covenants which had been waived in 2009 for the period to January 4, 2010. The main terms and conditions of the facility as subsequently amended are as follows:

•
Loan amount outstanding of $36.6 million is required to be repaid in 15 consecutive quarterly installments of $875,000 commencing in the first quarter of 2011, followed by 16 consecutive quarterly installments of $375,000 each, plus a final repayment of up to $17.5 million on the final maturity date in September 2018.

•
The aggregate average fair market value of the vessel that secures the loan (Security Cover) shall be no less than 100% of the outstanding amount under the loan up to and including January 1, 2012 and 126% thereafter.

•	Market adjusted net worth of the Company is waived until January 1, 2012 and not less than $120.0 million thereafter.

•	A minimum of $750,000 is to be maintained in a pledged deposit account with the lender.

•	The ratio of indebtedness to market value of the Company is waived until January 1, 2012, and thereafter shall not be greater than 0.70 to 1.00.

•	Annual interest rate of LIBOR plus a margin of 2.50% (plus costs of funds if applicable), to be reviewed on August 5, 2011.

•
The annual dividend payment and/or share buy-back shall be restricted to a maximum of $1.00 per share per annum, (based on the number of shares outstanding as of December 31, 2009) up to and including December 31, 2011, and shall not exceed 70% of the net income of the preceding financial quarter unless otherwise agreed with the bank.

•	A deposit of 9 months debt service of this loan (scheduled repayments and interest) placed in a pledged deposit account with the lender.

(g)
HSBC Bank Plc Secured Loan: On July 2, 2010, a secured loan facility was signed with HSBC Bank Plc that, for an amount of $22.0 million to be used to finance part of the purchase price of M/V Dream Seas (refer Note 5). The loan was drawn in full on July 7, 2010. The main terms and conditions of the secured loan are as follows:

•
Loan amount outstanding of $21.6 million is repayable in 39 consecutive quarterly installments of $400,000 commencing in the first quarter of 2011, plus a balloon repayment of $6.0 million payable simultaneously with the final installment, falling due no later than the 10th anniversary of the draw down.

•	The market value of the secured vessel plus the value of any additional security to be at least 130% of the loan outstanding balance.

•	Minimum cash balance of $500,000 to be maintained with HSBC.

•	The ratio of total liabilities to EBITDA shall not exceed 7:1.

•	The ratio of EBITDA to group interest expense of not less than 2.5:1.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loans and Credit Facilities - Continued

(g)	HSBC Bank Plc Secured Loan - continued

•	The market value adjusted net worth shall be at least $100.0 million.

•	The ratio of total liabilities to value adjusted total assets shall not exceed 0.75:1.

•	The credit facility bears interest at LIBOR plus a margin of 2.60%.

(h)
Credit Suisse AG: On July 28, 2010, a secured loan facility was signed with Credit Suisse AG for an amount of $48.0 million to partly finance the purchase of the Box Voyager and the Box Trader (Note 5), comprising of two equal tranches, one for each vessel, of $24.0 million each. The first tranche of $24.0 million, which relates to Box Voyager, was drawn on July 30, 2010. The second tranche of $24.0 million, which relates to Box Trader, was drawn on August 16, 2010. The main terms and conditions of the secured loan are as follows:

•
Loan amount outstanding of $47.2 million is repayable in 39 equal quarterly consecutive installments of $800,000 commencing in the first quarter of 2011, plus a balloon payment of $16.0 million payable together with the last installment, which must be no later than July 30, 2010 and August 16, 2020 for each tranche respectively.

•	The market value of the secured vessels to be at least 130% of the loan outstanding balance and swap exposure

•	Minimum liquidity of $500,000 per vessel to be maintained.

•	The consolidated leverage ratio not to exceed 75% (total consolidated financial indebtedness to total consolidated market value adjusted total assets).

•	Total consolidated market value adjusted net worth in excess of $100.0 million.

•	Aggregate debt to EBITDA not to exceed 7:1 on a trailing 12-months basis at all times.

•	EBITDA to interest expense ratio to be no less than 2.5:1.

•	The loan bears interest at LIBOR plus a margin of 2.75% plus mandatory costs.

Additional Covenants: Each of the above loans and credit facilities are secured by first priority mortgages on all vessels described in Note 1, first assignments of all freights, earnings and insurances. They also contain covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's consent before it changes the flag, class or management of the vessels, or enter into a new line of business. The facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents, and prohibits the Company from paying dividends if the Company is in default on its facilities and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant.

No amount is available to be drawn down by the Company at December 31, 2010, under the above facilities. The weighted average interest rate for the years ended December 31, 2009 and 2010 was 2.17%, and 2.50%, respectively.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

13.           Interest Rate Swaps

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined ranges in current U.S. Dollar LIBOR rates as the bank effects floating-rate payments to the Company for the relevant amount based on the three-month U.S. Dollar LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates. As of December 31, 2009 and 2010, the Company's outstanding interest rate swaps had a combined notional amount of $258.4 million and $167.6 million, respectively. Details of the interest rate swap agreements, as of December 31, 2010, are as follows:

The above-mentioned interest rate swaps are summarized in the table below:

	Counterparty	Effective date	Termination date	Notional amount		Fixed rate	Floating rate
A	Commerzbank	January 15, 2008	June 21, 2010	$55,000,000		- 6.00%, if 3-month LIBOR is greater than 6.00% - 3-month LIBOR, if 3-month LIBOR is between 4.11% and 6.00% - 4.11%, if 3-month LIBOR is less than 4.11%	3-month LIBOR
B	Unicredit Bank AG	December 20, 2007	December 20, 2010(2)	$50,000,000		- 5.00%, if 3-month LIBOR is greater than 5.00% - 3-month LIBOR, if 3-month LIBOR is between 3.15% and 5.00% - 3.15%, if 3-month LIBOR is less than 3.15%	3-month LIBOR
C	Unicredit Bank AG	December 20, 2007	December 20, 2010(3)	$50,000,000		3.50%	3-month LIBOR
D	Bank of Scotland PLC	December 21, 2007	December 21, 2012	$50,000,000		- 5.00%, if 3-month LIBOR is greater than 5.00% - 3-month LIBOR, if 3-month LIBOR is between 3.77% and 5.00% - 3.77%, if 3-month LIBOR is less than 3.77%	3-month LIBOR
E	Bank of Ireland	July 21, 2008	June 6, 2011	$30,000,000		- 5.42%, if 3-month LIBOR is greater than 5.42% - 3-month LIBOR, if 3-month LIBOR is between 2.75% and 5.42% - 2.75%, if 3-month LIBOR is less than 2.75%	3-month LIBOR
F	HSH Nordbank	August 13, 2008	August 13, 2011	$21,334,951		- 5.91%, if 3-month LIBOR is greater than 5.91% - 3-month LIBOR, if 3-month LIBOR is between 2.75% and 5.91% - 2.75%, if 3-month LIBOR is less than 2.75%	3-month LIBOR
G	Unicredit Bank AG	August 27, 2010	August 27, 2015	$66,300,000	(1)	2.465%	3-month LIBOR

(1) The notional amount reduces by $2.55 million on a quarterly basis up until the expiration of the interest rate swap.
(2) The interest rate swap was cancelled on July 30, 2010.
(3) The interest rate swap was cancelled on August 3, 2010.

All the above interest rate swaps did not qualify for hedge accounting as of December 31, 2009 and December 31, 2010.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

14.           Fair Value Disclosures

The carrying values of cash and cash equivalents, restricted cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of the credit and loan facilities approximate their carrying value, predominantly due to the variable interest rate and no significant change in the Company's credit risk. Derivative financial instruments are stated at fair values.

Following the agreement to purchase the two container vessels, the Company entered into a number of foreign exchange derivatives contracts to manage the EUR/USD parity fluctuations. The Company's foreign exchange derivatives contracts did not qualify for hedge accounting and the resulting gain on foreign exchange contracts is included in earnings. As of December 31, 2009 and 2010 the Company did not have any foreign exchange derivatives contracts outstanding.

The Company's interest rate swaps did not qualify for hedge accounting. The Company adjusts its interest rate swap contracts to fair market value at the end of every period and records the resulting unrealized loss/gain during the period in the statement of income. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of income are shown below:

Derivatives Instruments not	Liability Derivatives
designated as hedging instruments		December 31, 2009	December 31, 2010
	Balance Sheet Location	Fair Value	Fair Value
Interests rate contracts	Current liabilities – Interest rate swaps	$6,820,289	$3,881,173
Interest rate contracts	Long-Term Liabilities – Interest rate swaps	1,467,499	1,534,277
Total derivatives		$8,287,788	$5,415,450

Derivatives Instruments not		Year Ended
designated as hedging instruments	Location of (Loss)/ Gain Recognized	December 31, 2008 (Loss)/Gain	December 31, 2009 (Loss)/Gain	December 31, 2010 (Loss)/Gain
Interest rate swaps – Fair value	Loss on derivatives (net)	$(10,284,441)	$3,367,355	$2,872,337
Interest rate swaps – Realized Loss	Loss on derivatives (net)	(1,094,558)	(6,606,591)	(6,036,498)
Foreign exchange contracts – Realized Gain	Loss on derivatives (net)	-	-	552,241
Net loss on derivatives		$(11,378,999)	$(3,239,236)	$(2,611,920)

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

14.	Fair Value Disclosures - Continued

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

The following table summarizes the valuation of our financial instruments as of December 31, 2009 and 2010.

	Significant Other Observable Inputs (Level 2)
	December 31,
	2009	2010
Interest rate swaps - liability	$8,287,788	$5,415,450

As of December 31, 2009 and 2010, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated balance sheets.

Asset Measured at Fair Value on a Non recurring Basis

During June 2009, in accordance with accounting guidance relating to long lived assets held and used, the Company recognized an impairment on one of its vessels (the MV Blue Seas) from its carrying value of $23,877,875, to its fair value of $17,872,875. This resulted in an impairment charge of $6,005,000, which was included in the consolidated statement of income for the period.

Description	As of December 31, 2009	Significant Other Observable Inputs (Level 2)	Loss
Vessel held and used	$17,872,875	$17,872,875	$6,005,000

The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2009 and 2010.

15.           Capital Structure

(a)
Common Stock: Under the amended and restated articles of incorporation, the Company's authorized common stock consists of 755,000,000 shares of common stock, par value $0.001 per share, divided into 750,000,000 Class A Common Shares and 5,000,000 Class B Common Shares. As of December 31, 2009 and 2010, the Company had a total of 51,189,033 and 55,870,299 Class A Common Shares outstanding, respectively, and no other class of shares outstanding.

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

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

15.           Capital Structure – Continued

(a)	Common Stock – Continued

On June 3, 2009, the Company's Board of Directors approved an amendment to the Company's CEO Agreement, for the issuance and sale of up to a further 10,000,000 Class A Common Shares. This offering was completed on October 2, 2009, with total net proceeds from the sale of $41.2 million.

On November 10, 2009, the Company, Allseas, and Loretto Finance Inc., a wholly owned subsidiary of Allseas, signed a tripartite agreement, whereby the Company agreed to issue and sell to Allseas, via Loretto, 1,023,801 shares, representing 2% of the Company's common shares as of November 10, 2009, in order to ensure Allseas's continued services, at a selling price of $3.68 per share. The selling price was based on the Company's average share price over the period from May 2009 to November 2009, less a 10% discount. According to the agreement, the shares sold to Loretto cannot be transferred for a period of one year. The selling price of $3.68 per share was lower than the fair value based on the average of the high-low trading price of the shares on the date the agreement was concluded, which was $4.425 per share. The fair value of the shares granted on November 10, 2009, based on the market price of the shares on the NASDAQ amounts to $4,530,319. The consideration received from Loretto Finance Inc. amounted to $3,767,588. The excess of the fair value of the shares granted over the consideration received is deemed share based compensation for management services, and amounts to $762,732. The agreement further provides that in the event of a capital increase, an equity offering or the issuance of shares to a third party in the future, the Company will issue at that time to Loretto at no cost whatever to the latter additional common shares to maintain Loretto's shareholding of the Company's total issued and outstanding shares at 2%.

On October 12, 2010, the Company entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date the Company filed a prospectus supplement to the shelf registration statement relating to the offer and sale up to 15,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. As of December 31, 2010, 3,071,000 common shares had been sold under the Controlled Equity Offering with net proceeds amounting to $11.0 million and 2% of the shares sold or 61,420 shares with a fair value of $226,459 were granted to Loretto for no consideration.

(b)
Preferred Stock: Under the amended and restated articles of incorporation, the Company's authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.001 per share, and there was none issued and outstanding at December 31, 2009 and 2010.

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

As of December 31, 2007, 1,639,531 warrants were outstanding of which during the years ended December 31, 2008, 1,349,525 warrants, were exercised, including 450,000 warrants that were exercised by Innovation Holdings resulting in proceeds of $13.6 million. As of December 31, 2009 and 2010 there were 290,006 warrants outstanding.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

16.           Share Based Payments

Equity incentive plan

On October 11, 2006, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive options to acquire shares of Class A Common Shares. A total of 1,500,000 shares of Class A Common Shares were reserved for issuance under the plan. In 2009, the plan was amended to increase the number of shares to be reserved for issuance by 4,000,000 Class A Common Shares. The Board of Directors administers the plan. Under the terms of the plan, the Board of Directors are able to grant new options exercisable at a price per Class A Common Share to be determined by the Board of Directors but in no event less than fair market value as of the date of grant. The plan also permits the Board of Directors to award non-vested share units, non-qualified options, stock appreciation rights and non-vested shares.

(a)           Options

There were no unvested share options as of December 31, 2009 and 2010. As of December 31, 2009 and 2010, there are 32,000 options with an exercise price of $12.00 outstanding and exercisable, which vested in 2007. Their weighted average remaining contractual life is 2.25 years as of December 31, 2010.

(b)           Non-vested share awards

Until the forfeiture of any non-vested share awards, all non-vested share awards regardless of whether vested, the grantee has the right to vote such non-vested share awards, to receive and retain all regular cash dividends paid on such non-vested share awards with no obligation to return the dividend if employment ceases and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the non-vested share awards. All share awards are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date. The Company estimates the forfeitures of non-vested share awards to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The accounting guidance relating to the Share based payments describes two generally accepted methods of accounting for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the "accelerated method", which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the "straight-line method" which treats such awards as a single award. Management has selected the straight-line method with respect to the non-vested share awards because it considers each non-vested share award to be a single award and not multiple awards, regardless of the vesting schedule. Additionally, the "front-loaded" recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case.

The details of the non-vested share awards are outlined as follows:

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

16.           Share Based Payments - Continued

Equity incentive plan - Continued

(b)           Non-vested share awards - Continued

	Grant date	Final Vesting date	Total shares granted	Grant date fair value	Shares cancelled
A	November 21, 2006	December 31, 2010	40,000	$9.110	1,125
B	August 27, 2007	December 31, 2009	46,500	$15.805	1,000
C	December 28, 2007	December 31, 2010	20,000	$18.970	4,667
D	February 5, 2008	December 31, 2011	6,000	$17.370	1,000
E	May 13, 2008	June 30, 2011	4,000	$19.900	-
F	December 19, 2008	December 31, 2010	20,000	$4.815	-
G	December 19, 2008	December 30, 2011	12,000	$4.815	2,667
H	January 23, 2009	December 31, 2012	8,600	$5.250	375
I	August 18, 2009	December 31, 2011	1,000,000	$4.025	-
J	November 10, 2009	December 31, 2010	1,987,117	$4.425	-
K	November 10, 2009	December 31, 2011	20,000	$4.425	-
L	November 10, 2009	December 31, 2012	12,000	$4.425	4,000
M	February 1, 2010	December 31, 2013	12,000	$4.445	600
N	November 19, 2010	December 31, 2012	40,000	$3.710	-
O	November 19, 2010	September 30, 2012	1,500,000	$3.710	-

A summary of the activity for non-vested share awards is as follows:

	Number of Shares	Weighted Average Fair Value
Non-vested, December 31, 2009	1,739,508	$4.72
Granted	1,552,000	3.72
Cancelled	(8,434)	8.43
Vested	(1,369,890)	4.73
Non-vested, December 31, 2010	1,913,184	$3.89

The remaining unrecognized compensation cost amounting to $6,893,207 as of December 31, 2010, is expected to be recognized over the remaining weighted average period of 1.3 years, according to the contractual terms of those non-vested share awards. In January 2011, 40,000 non-vested Class A Common Share awards were granted to employees of Allseas.

Share based compensation amounted to $522,662, $2,338,959 and $10,461,204 for the years ended December 31, 2008, 2009 and 2010, respectively and is included in general and administrative expenses.

17.           Vessel Operating Expenses

Vessel operating expenses comprise the following:

	2008	2009	2010
Crew wages and related costs	$7,448,303	$8,822,637	$8,987,311
Insurance	3,105,758	3,362,229	3,304,267
Repairs and maintenance	1,182,694	1,098,096	1,026,780
Spares and consumable stores	6,523,509	5,252,384	5,735,741
Miscellaneous expenses	756,111	1,499,318	920,707
Total	$19,016,375	$20,034,664	$19,974,806

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

18.           Income Taxes

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

For 2008, 2009 and 2010, the Company qualified for the benefits of Section 883 and has not accrued for U.S. income tax liability as of December 31, 2008, 2009 and 2010.

19.           Gain from Vessel Early Redelivery

Gain from vessel early redelivery represents income recognized in connection with early termination of a period time charter, resulting from a request of the respective vessel charterers for which the Company received cash compensation of $251,855 and $113,338 in 2009 and 2010, respectively. In addition, in 2009, the early redelivery income includes a gain of $549,019 which relates to the unamortized fair value of below market acquired time charter on the vessel redelivery date as a result of the early termination has also been recognized.

20.           General and Administrative Expenses

The details of general and administrative expenses are as follows:

	2008	2009	2010
Share based compensation	$522,662	$2,338,959	$10,461,204
Consulting fees	1,825,479	1,834,862	2,269,933
Salaries	158,284	142,994	160,713
Bonus awards	2,388,519	2,688,199	2,159,801
Non-executive directors' remuneration	159,524	202,324	234,431
Office rent	37,380	36,216	35,489
Telecommunication expenses	38,563	22,954	14,220
Fares and traveling expenses	342,494	177,137	337,841
Personnel and other expenses	49,455	22,577	47,998
Other professional services	1,869,778	1,161,397	1,223,276
Directors and officers insurance	112,140	176,872	166,726
Stock market annual Fees	35,110	42,610	79,379
Other expenses	234,440	101,995	532,976
Total general and administrative expenses	$7,773,828	$8,949,096	$17,723,987

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

21.           Segment Information

The Company's acquisition of containers in 2010 has resulted in the Company determining that it operates under two reportable segments. The dry bulk operations business as a provider of international seaborne transportation services, carrying various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers ("Drybulk Fleet") and the containers operations business ("Containership Fleet"). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

The following table presents results for these segments for the year ended December 31, 2010:

Year ended December 31, 2010 (Expressed in United States Dollars)
	Drybulk Fleet	Containership Fleet	Unallocated (1)	Total
Revenue:
Time charter revenue	$107,540,147	$5,569,653	$5,272,801	$118,382,601
Less: Commissions	6,544,409	138,083	---	6,682,492
Net Revenue	100,995,738	5,431,570	5,272,801	111,700,109

Expenses:
Voyage expenses	389,588	23,261	---	412,849
Vessels operating expenses	18,401,393	1,573,413	---	19,974,806
Dry-docking expenses	2,632,479	---	---	2,632,479
Management fees charged by a related party	3,344,107	303,341	644,843	4,292,291
Gain on sale of assets / vessel acquisition option	(1,064,023)	---	---	(1,064,023)
Gain from vessel early redelivery	(113,338)	---	---	(113,338)
Depreciation	32,362,374	1,357,338	---	33,719,712
General and administrative expenses	---	---	17,723,987	17,723,987

Operating Income	$45,043,158	$2,174,217	$(13,096,029)	$34,121,346

Interest and finance costs	(9,396,978)	(637,948)	(200,002)	(10,234,928)

Segment income	$35,646,180	$1,536,269	$(13,296,031)	$23,886,418

Loss on derivatives				(2,611,920)
Interest income				321,120
Foreign currency gain				1,299,662

Net income				$22,895,280

(1)
Unallocated amounts relate to the amortization of below market acquired time charters of $5,272,801, management fees charged by a related party, relating to share based compensation to Loretto and accounting fees paid to Allseas, and general and administrative expenses of $18,368,830 and interest and finance costs of $200,002, mainly relating to fees paid for a loan that was finally cancelled. These amounts are unallocated as they are not included in the financial information used by the chief operating decision maker to allocate the Company's resources.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

21.           Segment Information - Continued

A reconciliation of total segment assets as of December 31, 2010 and expenditures for vessels during 2010 are as follows:

As of December 31, 2010 (Expressed in United States Dollars)
	Drybulk Fleet	Containership Fleet	Unallocated (1)	Total
Total assets	$661,020,641	$105,668,278	$54,587,091	$821,276,010
Expenditures for additions to vessels and newbuildings in 2010	$41,439,515	$105,112,157	---	$146,551,672

(1)	Unallocated mainly relates to cash and cash equivalents (including restricted cash) of $52,206,164, which is not allocated to individual segments.

22.           Earnings Per Share (EPS)

Basic EPS – Class A Common Shares – The two class method EPS was adopted on January 1, 2009 and was applied retroactively to 2008 in computing basic EPS and is calculated as follows:

Numerators	2008	2009	2010
Net income available to Class A common shares	$69,229,461	$65,678,614	$22,895,280
Less: Income attributable to non-vested share awards	(56,298)	(1,278,992)	(849,650)
Net Income available to common shareholders	$69,173,163	$64,399,622	$22,045,630
Denominators
Weighted average common shares outstanding, basic	26,819,923	38,026,523	49,812,716
Effect of dilutive securities:
Warrants	160,478	-	-
Stock options	7,784	-	-
Non-vested share awards	21,828	-	-
Weighted average common shares outstanding, diluted	27,010,013	38,026,523	49,812,716
Net income per common share:
Basic	$2.58	$1.69	$0.44
Diluted	$2.56	$1.69	$0.44

Weighted Average Shares – Basic - In calculating basic EPS for our Class A Common Shares, the Company includes the effect of vested non-vested share awards and Class A Common Shares issued for exercised stock options awards and warrants from the date they are issued or vest .

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

22.           Earnings Per Share - Continued

Weighted Average Shares – Diluted - In calculating diluted earnings per share the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS for our Class A Common Shares, the following dilutive securities are included in the shares outstanding unless their effect is anti- dilutive:

•	Unvested share awards outstanding under the Company's Stock Incentive Plan
•	Class A Common Shares issuable upon exercise of the Company's outstanding warrants.
•	Class A Common Shares issuable upon exercise of the Company's outstanding options

The Company excluded the dilutive effect of 32,000 stock option awards, 290,006 warrants, and 1,913,184 non-vested share awards in calculating dilutive EPS for its Class A common shares as of December 31, 2010, as they were anti-dilutive.

23.           Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of December 31, 2008, 2009 and 2010, the Company is not aware of any claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

Rental expense for the years ended December 31, 2008, 2009 and 2010 was $37,380, $36,216 and $35,489 respectively. Fixed future minimum non cancellable rent commitments as of December 31, 2010, based on a Euro/U.S. dollar exchange rate of €1.00:$1.37 and without taking into account any annual inflation increase are as follows:

For the year ending	Office Lease
December 31, 2011	$37,925
Total	$37,925

Future minimum charter hire receipts, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2010, assuming 18 days off hire due to any scheduled dry-docking, net of commissions are:

For the year ending	Amount
December 31, 2011	$98,549,203
December 31, 2012	42,719,297
December 31, 2013	21,802,734
December 31, 2014	3,005,859
Total	$166,077,093

The above table includes the Korea Line Corporation minimum charter hire of $11.5 million, $11.2 million and $8.1 million for the years ending December 31, 2011, 2012 and 2013, respectively.

Charter hires are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated off-hire time of 18 days to perform any scheduled drydocking on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

24.           Subsequent Events

(a)	Dividend Declaration

On March 1, 2011, the Company's board of directors declared a dividend of $0.05 per Class A Common Share to shareholders of record on March 14, 2011, payable on or about March 24, 2011.

(b)	Controlled Equity Offering

On October 12, 2010, the Company entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date the Company filed a prospectus supplement to the shelf registration statement relating to the offer and sale of up to 15,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. As of March 1, 2011, 6,374,900 common shares had been sold under the Controlled Equity Offering with net proceeds to us amounting to $21.6 million.

(c)	New Credit Facility

On February 25, 2011, we entered into commitment for a new $135.0 million senior secured amortizing credit facility with a syndicate of major European banks to fully-finance our current outstanding newbuilding program commitments. Under the terms of the commitment, amounts borrowed under the new facility will bear interest at LIBOR, plus a margin of 2.75%. The six-year facility is still subject to the execution of definitive documentation.