Form 20-F
period 2011-12-31
Paragon Shipping Inc.
filed 2012-04-27
CIK 1401112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

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
15 Karamanli Ave., GR 166 73, Voula, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Common shares, $0.001 par value	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2011, there were 60,898,297 shares of the registrant's Common Stock, par value $0.001 per share, outstanding.

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

 ☐ Yes          ☒ No

ii

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

iii

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the drybulk shipping industry, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the SEC.

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

The following table sets forth our selected consolidated financial data and other operating data, which are stated in U.S. dollars, other than share data, as of and for the years ended December 31, 2007, 2008, 2009, 2010 and 2011. The selected data is derived from our audited consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2009, 2010 and 2011, and the consolidated balance sheets at December 31, 2010 and 2011, together with the notes thereto, are included elsewhere in this annual report. The following data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

	Year ended December 31,

	2007	2008	2009	2010	2011
INCOME STATEMENT DATA
(Expressed in United States Dollars, except for share data)
Net revenue	$73,185,127	$161,137,646	$152,747,121	$111,700,109	$86,907,967
Operating income / (loss)	15,070,886	94,682,596	79,268,499	34,121,346	(275,225,740)
Net income / (loss) and Comprehensive income / (loss)	4,903,736	69,229,461	65,678,614	22,895,280	(283,498,759)
Income allocable to Class B common shares	2,954,848	—	—	—	—
Income available to Class A common shares	1,948,888	69,229,461	65,678,614	22,895,280	(283,498,759)
Earnings / (loss) per Class A common share, basic	$0.12	$2.58	$1.69	$0.44	$(4.76)
Earnings / (loss) per Class A common share, diluted	$0.11	$2.56	$1.69	$0.44	$(4.76)
Weighted average number of Class A common shares, basic	16,495,980	26,819,923	38,026,523	49,812,716	57,937,918
Weighted average number of Class A common shares, diluted	17,438,463	27,010,013	38,026,523	49,812,716	57,937,918
Dividends declared per Class A common share	$1.91	$1.88	$0.20	$0.20	$0.05
Dividends declared per Class B common share	$1.48	—	—	—	—

	Year ended December 31,
	2007	2008	2009	2010	2011
OTHER FINANCIAL DATA
(Expressed in United States Dollars)
Net cash from operating activities	$42,769,314	$83,474,314	$80,406,754	$60,613,801	$45,467,429
Net cash (used in) / from investing activities	(426,493,679)	(78,072,478)	(40,500,000)	(142,151,113)	43,673,793
Net cash from / (used in) financing activities	382,721,154	31,711,279	25,611,672	(17,634,931)	(109,365,640)

	As of December 31,

	2007	2008	2009	2010	2011
BALANCE SHEET DATA
(Expressed in United States Dollars)
Total current assets	$33,426,286	$72,274,712	$190,049,436	$55,503,278	$37,457,564
Total assets	659,472,477	742,421,254	812,692,848	821,276,010	432,073,937
Total current liabilities	21,801,465	69,219,899	78,990,340	45,212,355	40,486,845
Long-term debt	309,000,000	334,335,000	270,235,000	282,757,012	169,096,000
Total liabilities	383,836,267	433,989,975	356,427,030	330,804,343	210,849,790
Capital stock	25,745	27,139	51,189	55,870	60,898
Shareholders' equity / net assets	275,636,210	308,431,279	456,265,818	490,471,667	221,224,147

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to us, the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common shares.

Industry Specific Risk Factors

The drybulk shipping industry is cyclical and volatile, with charter hire rates and profitability currently at depressed levels, and the recent global economic recession has resulted in decreased demand for drybulk shipping, which may negatively impact our operations.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charterhire rate volatility among different types of drybulk carriers varies widely, however, the continued downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charterhire rates for drybulk vessels have declined significantly from historically high levels in 2008.  Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for drybulk cargoes carried internationally at sea, including coal, iron ore, grain and minerals. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters upon their expiration or termination, of which three are scheduled to expire in 2012, assuming the earliest redelivery dates, at rates sufficient to allow us to meet our obligations or at all.

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

We anticipate that the future demand for our drybulk carriers will be dependent upon economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargoes to be transported by sea. Given the large number of new drybulk carriers currently on order with the shipyards, the capacity of the global drybulk carrier fleet seems likely to increase and there can be no assurance that economic growth will resume or continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The continued downturn in the drybulk carrier charter market has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may affect our ability to comply with our loan covenants.

The continued downturn in the drybulk charter market, from which we derive our revenues, has severely affected the entire drybulk shipping industry and our business. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers' assessments of time charter rates paid by a customer to hire a drybulk vessel to transport drybulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market. The BDI declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. In 2011, the BDI ranged from a low of 1,043 in February 2011 to a high of 2,173 in October 2011, before declining to a low in 2012 year to date of 647 on February 3, 2012.

This downturn and volatility in dry bulk charter rates, which has resulted from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for dry bulk shipping, including, among other things:

•	an absence of financing for vessels;

•	no active second-hand market for the sale of vessels;

•	extremely low charter rates, particularly for vessels employed in the spot market;

•	widespread loan covenant defaults in the dry bulk shipping industry; and

•	declaration of bankruptcy by some operators and ship owners as well as charterers.

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows and financial condition.

The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and compliance with the covenants contained in our loan and credit facilities. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels and the market could continue to decline further. If charter rates and vessel values in the drybulk market continue to decline and remain at low levels for any significant period in 2012, this will continue to have an adverse effect on our revenues, profitability, cash flows and our ability to comply with the financial covenants in our loan and credit facilities.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably, which may have a material adverse effect on our business, prospects, financial conditions, liquidity and results of operations.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we have. Competition for the transportation of drybulk cargo is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could enter the drybulk shipping industry and operate larger fleets than we do through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

If economic conditions throughout the world do not improve, it will impede our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The U.S. Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed and the uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of December 31, 2011, we had total outstanding indebtedness of $201.3 million (of principal balance) under our credit facilities.

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

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP decreased to approximately 9.5% for the year ended December 31, 2011, as compared to approximately 10.3% for the year ended December 31, 2010, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for drybulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, the debt and equity capital markets have been severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

A decrease in the level of China's export of goods or an increase in trade protectionism could have a material adverse impact on our charterers' business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our vessels may be deployed on routes involving trade in and out of emerging markets, and our charterers' shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China's exports and on our charterers' business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for drybulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a "market economy" and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

World events could adversely affect our results of operations and financial condition.

Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, and the presence of U.S. and other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues, costs and ability to pay dividends in amounts anticipated or at all.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, our reputation and the market for our common stock could be adversely affected.

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, the U.S. Congress is currently considering the enactment of the Iran, North Korea, and Syria Nonproliferation Reform and Modernization Act of 2011, which would, among other things, provide for the imposition of sanctions, including a 180-day prohibition on calling at any U.S. port and enhanced vessel inspections, on companies or persons that provide certain shipping services to or from Iran, North Korea or Syria.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will maintain such compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, not to invest, in our company. Additionally, some investors may decide not to invest in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The container shipping industry is cyclical and volatile and the recent global economic recession has resulted in decreased demand for container shipping, which, together with an over-supply of containership capacity, may negatively impact any future containership operations we may have.

As of the date of this annual report, we had contracts for the construction of two 4,800 TEU newbuilding containerships that are scheduled to be delivered to us during the fourth quarter of 2013. We have entered into an agreement with Box Ships Inc. (NYSE: TEU), or Box Ships, a related party entity, pursuant to which we have granted Box Ships the option to acquire our newbuilding containerships by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. If Box Ships does not exercise its options to acquire one or both of our containerships under construction, we will be permitted to charter the vessels on period charters commencing not more than 45 days after their delivery to us and our investment in the containership industry will generally depend on continued growth in world and regional demand for container shipping services. The recent global economic slowdown has resulted in decreased demand for container shipping and a related decrease in charter rates.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade. Charter rates have fallen significantly since the middle of 2008 and remain well below long-term averages and could further decline in the near term. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The containership market is typically stronger in the spring and autumn in anticipation of increased consumption of consumer products during the holiday and peak seasons. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Our ability to employ our newbuilding containerships, if Box Ships does not exercise its options to acquire one or both of the vessels within 45 days after their delivery to us, will depend upon, among other things, the prevailing state of the containership market when the vessels are available for employment, which can be affected by consumer demand for products shipped in containers. If the containership market is in a period of sustained depression when we take delivery of the containerships, we may be unable to operate the vessels profitably.

In addition, the size of the containership orderbook has increased in the last 12 months and newbuilding containerships with an aggregate capacity of 3.9 million TEU were on order, representing 25% of the total fleet capacity as of April 2012. The size of the orderbook is large relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with a reduced level of demand for container shipping, may result in a further reduction of charter rates.

If the containership market is in a period of sustained depression when we take delivery of our newbuilding containerships and the containership global fleet capacity increases due to the delivery of newbuildings or further redeployment of previously idle vessels, we may be unable to charter the containerships upon their delivery to us, which is scheduled for the fourth quarter of 2013, if Box Ships does not exercise its options to acquire the vessels, at rates suitable to operate the vessels profitably or at all.

In addition, as of the date of this annual report, we owned 3,437,500 common shares, or approximately 21.1% of the outstanding common shares of Box Ships. The market value of such shares, which are publicly traded on the New York Stock Exchange, or NYSE, is volatile and has declined since the date we acquired them.

An over-supply of drybulk carrier capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2011. As of April 2012, newbuilding orders had been placed for an aggregate of more than 30% of the current global drybulk fleet, with deliveries expected during the next four years.

An over-supply of drybulk carrier capacity, particularly in conjunction with the currently reduced level of demand for drybulk shipping, may result in a further reduction of charter hire rates. If the current low charter rate environment persists and the drybulk global fleet capacity increases due to the delivery of newbuildings or further redeployment of previously idle vessels, we may not be able to recharter our drybulk vessels upon the expiration or termination of our current charters, of which three are scheduled to expire in 2012, assuming the earliest redelivery rates, or charter our two drybulk newbuilding vessels scheduled to be delivered to us in the fourth quarter of 2012 for which we have not yet arranged employment, at rates suitable to meet our obligations or at all.

The market value of our vessels has declined and may further decline, which could limit the amount of funds that we can borrow and has triggered and could in the future trigger certain financial covenants under our current and future credit facilities and we may incur a loss if we sell vessels following a decline in their market value

The fair market value of our vessels has generally experienced high volatility and has declined significantly. The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry, including competition from other shipping companies;

•	types, sizes and ages of vessels;

•	supply of and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise; and

•	competition from other shipping companies and the availability of other modes of transportation.

In addition, as vessels grow older, they generally decline in value. In addition, if we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. During the year ended December 31, 2011, we reported a loss on sale of vessels of $15.2 million relating to the sale of the drybulk carrier M/V Crystal Seas to an unrelated third party and the containerships Box Trader, Box Voyager and CMA CGM Kingfish to Box Ships.

Charter rates are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends, if any, in the future.

All of our vessels, and our two Handysize drybulk newbuilding vessels that are scheduled to be delivered to us in the second quarter of 2012, are currently employed on fixed rate time charters with an average remaining duration of 1.7 years, with expirations ranging from June 2012 to September 2015. Our vessels operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market, which could affect the amount of dividends, if any, that we pay to our shareholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns during these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality has not materially affected our operating results, it could materially affect our operating results and cash available for distribution to our shareholders as dividends, if any, in the future.

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

The hull and machinery of every commercial vessel must be certified as being "in class" by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two and a half to five years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

           Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, including modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties, criminal liability, remediation costs and natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

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

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. Each of the vessels that has been delivered to us is ISM Code-certified. However, if we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, our revenues may be adversely impacted.

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

The operation of drybulk carriers has certain unique operational risks, which could adversely affect our earnings and cash flow.

The operation of drybulk carriers has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels' holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel's bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends, if any, in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Company Specific Risk Factors

We have not been in compliance with certain of the financial and other covenants contained in certain of our loan and credit facilities, for which we have obtained waivers or amendments or refinanced the affected debt. If we are not in compliance with the original covenants when the existing waivers expire and if we are not successful in obtaining additional waivers or amendments or refinancing the affected debt, our lenders may declare an event of default and accelerate our outstanding indebtedness, which would impact our ability to continue to conduct our business.

Our loan and credit facilities, which are secured by mortgages on our vessels, require us to maintain specified financial ratios mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, as determined in accordance with the terms of that agreement, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a security cover ratio, and to satisfy certain other financial covenants. In general, these financial covenants require us to maintain (i) minimum liquidity; (ii) a minimum leverage ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth; (v) a minimum debt service coverage ratio; and (vi) a minimum working capital.

A violation of the security cover ratio, unless cured as set forth under the applicable loan or credit facility or any of the financial covenants contained in our loan and credit facilities constitutes an event of default under our loan and credit facilities, which, unless waived or modified by our lenders, provides our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business.

As a result of intense fluctuation in the drybulk charter market and the related fluctuation in vessel values, we were not in compliance with certain financial and security cover ratio covenants contained in certain of our loan and credit facilities in the past and as of December 31, 2011, and as such, deposited additional security to cure the shortfall in the security cover required to be maintained under the relevant facility, obtained waivers of the relevant covenant breaches, entered into amendments to the relevant facility or refinanced the affected debt. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan and Credit Facilities."

We may not be successful in obtaining additional waivers or amendments or refinancing the affected debt if we are not in compliance with the original covenants when the existing waivers expire. Accordingly, our lenders could accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to conduct our business and continue as a going concern.

Furthermore, all of our loan and credit facilities contain a cross-default provision that may be triggered by a default under one of our other loan and credit facilities. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross default provisions in all of our loan and credit facilities, the refusal of any one lender to grant or extend a waiver could result in all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective loan and credit facilities. If our indebtedness is accelerated in full or in part, in the current financing environment we may not be able to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. Moreover, any refinancing or additional financing may be more expensive and carry more onerous terms than those in our existing loan and credit facilities. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan and credit facilities.

Our loan and credit facilities contain restrictive covenants that may limit our liquidity and corporate activities and if we receive additional waivers and/or amendments to our loan and credit facilities, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan and credit facilities.

Our loan and credit facilities impose operating and financial restrictions on us. These restrictions may limit our ability to:

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

In addition, under these covenants, we are required to maintain minimum liquidity, as discussed in Note 12 in our consolidated financial statements included at the end of this annual report.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. For example, our loan and credit facilities contain additional restrictions and impose maximum limits on the per share dividend that we may pay per annum and require that we maintain certain minimum liquidity following the payment of any dividends. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' consent when needed. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. These potential restrictions and requirements may limit our ability to pay dividends, if any, in the future to you, finance our future operations, make acquisitions or pursue business opportunities.

Moreover, in connection with any additional waivers of or amendments to our loan and credit facilities that we obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing loan and credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

Our ability to comply with the covenants and restrictions contained in our loan and credit facilities may be affected by economic, financial and industry conditions and other factors beyond our control. Any default under our loan and credit facilities that is not waived by the required lenders could prevent us from paying dividends in the future. If we are unable to repay indebtedness, the lenders under our loan and credit facilities could proceed against the collateral securing that indebtedness. In such case, we may be unable to repay the amounts due under our loan and credit facilities. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, the rates we earn under our charters, our ability to obtain charters, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for a significant portion of our revenues, could cause us to suffer losses or otherwise adversely affect our business and ability to comply with covenants in our credit facilities.

All of our vessels, and our two Handysize drybulk newbuilding vessels that are scheduled to be delivered to us in the second quarter of 2012, are currently employed under time charter agreements with an average remaining duration of approximately 1.7 years, with three customers representing 60.6% of our revenues for the year ended December 31, 2011. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities, such as iron ore, coal, grain, and other minor bulks. In addition, in depressed market conditions, there have been reports of charterers, including some of our charter counterparties, renegotiating their charters or defaulting on their obligations under charters, and our customers may fail to pay charter hire or attempt to renegotiate charter rates.

On March 9, 2011, we received a notice of termination, effective immediately, from Korea Line Corp., or KLC, a South Korean shipping company that filed a petition for rehabilitation in January 2011, relating to our time charter with KLC for the M/V Pearl Seas, which was originally scheduled to expire no earlier than in August 2011. Under the charter, we were entitled to a gross daily rate of $37,300, with an optional extension of up to an additional 26 to 28 months at the charterers' option at a gross daily rate of $32,500, plus a 50% profit share above that level. Revenues from our charter with KLC were 16.2% of our total revenues for the year ended December 31, 2010. We received all charterhire due on the vessel until January 29, 2011. On September 15, 2011, we entered into a settlement agreement with KLC in relation to the early termination of the respective time charter, according to which KLC accepted a liability of approximately $15.8 million, which will be settled in cash of $5.8 million, payable in 10 varying annual installments, commencing on December 28, 2012, and in shares of KLC. However, we may have difficulty recovering such amount from KLC. The M/V Pearl Seas is currently employed under a time charter with Cargill International S.A., or Cargill, at a gross daily rate of $12,125, which is scheduled to expire in September 2013, assuming the earliest redelivery of the vessel under the charter.

In addition, as of December 31, 2011, the M/V Friendly Seas was chartered to Deiulemar Compagnia di Navigazione SpA, or Deiulemar, at a gross daily rate of $33,750 and a remaining minimum duration of 27 months. Deiulemar failed to provide payment due since January 5, 2012 and failed to provide the M/V Friendly Seas with voyage instructions. Accordingly, we provided Deiulemar with written notice of termination of the charter and took delivery of the vessel. Although we are pursuing any claims we may have against Deiulemar due to its failure to meet its obligations under the time charter agreement, we may have difficulty recovering the amounts due to us under the charter. On February 6, 2012, we entered into a new time charter agreement for the M/V Friendly Seas with Western Bulk Carriers AS, or Western Bulk, for a period of 18 to 24 months at a gross daily rate of $10,700.

As with the M/V Pearl Seas and the M/V Friendly Seas, the time charters on which we deploy a number of our other vessels provide for charter rates that are above current market rates. Should a counterparty fail to honor its obligations under its charter with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates, given the currently decreased drybulk carrier charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities, certain of which specifically require the maintenance of minimum charter rate levels and consider the termination of a charter to be an event of default.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. All of our vessels, and our two Handysize drybulk newbuilding vessels that are scheduled to be delivered to us in the second quarter of 2012, are currently employed on fixed rate time charters with an average remaining duration of 1.7 years, with expirations ranging from June 2012 to September 2015. If the spot charter rates or short-term time charter rates in the drybulk shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to recharter our vessels at lower charter rates, as was the case with the M/V Pearl Seas and the M/V Friendly Seas described above, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in our loan and credit facilities.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We currently have newbuilding contracts with Zhejiang Ouhua Shipbuilding Co., Ltd., or Zhejiang Ouhua Shipbuilding, a Chinese shipyard, for the construction of four Handysize drybulk vessels scheduled to be delivered to us between the second and fourth quarters of 2012 and two 4,800 TEU containerships scheduled to be delivered to us in the fourth quarter of 2013. As of December 31, 2011, we made total yard payments in the amount of approximately $61.1 million for these vessels and we have remaining yard installments in the amount of $149.2 million before we take possession of the vessels.

In the event our counterparty under the construction contracts discussed above does not perform under its agreements with us and we are unable to enforce certain refund guarantees with third party banks due to an outbreak of war, bankruptcy or otherwise, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

In addition, we enter into, among other things, charter parties, credit facilities with banks and interest rate swap agreements. Such agreements also subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for specific types of drybulk carriers, the supply and demand for commodities such as iron ore, coal, grain, and other minor bulks, and various expenses. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our earnings may be adversely affected if we do not successfully employ our vessels.

Our strategy is to employ our vessels on fixed-rate period charters, of which, assuming the earliest redelivery dates, three are scheduled to expire in 2012, six are scheduled to expire in 2013 and three are scheduled to expire in 2014, including the charters for two of our four Handysize drybulk newbuilding vessels that are scheduled to be delivered to us in the second quarter of 2012. We have not yet secured employment for the remaining two Handysize drybulk newbuilding vessels under construction, which are scheduled to be delivered to us in the fourth quarter of 2012, or for the two 4,800 TEU containership newbuilding vessels under construction, which are scheduled to be delivered to us in the fourth quarter of 2013. Currently, prevailing drybulk carrier charter rates are significantly lower than those provided for in our existing charter agreements and containership charter rates are below historical averages. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new time charters during periods when charter rates are at depressed levels, as was the case with respect to certain of our vessels in 2011, we may have to employ our vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our vessels profitably to allow us to repay our debt and meet our other obligations.

We may not be able to finance our future capital commitments.

We cannot guarantee that we will be able to obtain additional financing at all or on terms acceptable to us.  If adequate funds are not available, we may have to reduce expenditures for investments in new and existing projects, which could hinder our growth and prevent us from realizing potential revenues from prior investments which will have a negative impact on our cash flows and results of operations.

As of the date of this annual report, we had purchase commitments of $149.2 million relating to our six vessels under construction, payable upon delivery of the vessels, which is expected to be during the second quarter of 2012 through the fourth quarter of 2013. We expect to finance the delivery payments for our four Handysize drybulk newbuilding vessels due upon delivery of the vessels in 2012, with cash on hand, operating cash flow and borrowings under our loan agreement with Nordea Bank Finland plc, or Nordea. In addition, we expect to finance the delivery payments of our two 4,800 TEU containership newbuilding vessels due upon delivery of the vessels in 2013, with additional bank debt that we intend to arrange, proceeds from future equity offerings and revenues from operations. If we are not in compliance with the loan covenants under the loan agreement with Nordea at the time of delivery of the newbuilding vessels, we may not be able to drawdown the respective loan facility.

In addition, the actual or perceived credit quality of our charterers and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to meet our capital commitments and purchase additional vessels, or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher level than the anticipated cost, may materially affect our results of operation and our ability to implement our business strategy, including our ability to take delivery of our vessels under construction. Should additional financing not be available on favorable terms or at all, this would have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

We intend to grow our business through the acquisition of our contracted newbuilding vessels and we may make selective acquisitions of other additional secondhand and newbuilding vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise newbuilding vessels we may order, and obtain required debt or equity financing on acceptable terms. We have contracted to acquire four Handysize drybulk newbuilding vessels scheduled to be delivered from the second through the fourth quarters of 2012 and two 4,800 TEU containership newbuildings scheduled to be delivered in the fourth quarter of 2013 for an aggregate remaining purchase price of $149.2 million.

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

In addition, we may seek to terminate a newbuilding contract due to market conditions, financing limitations, significant delay in the delivery of the vessels or other reasons. The outcome of contract termination negotiations may require us to forego deposits on construction, which amounted to $61.1 million as of the date of this annual report with respect to our newbuilding vessels currently under construction, and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the our newbuilding vessels, as we have for two of our four drybulk vessels under construction, we would need to provide an acceptable substitute vessel to the charterer to avoid breaching our charter agreement in the event the contracts for the construction of the vessels were terminated. The delivery of any secondhand vessel we may agree to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

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

Our board of directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and, until such conditions improve, it is unlikely that we will reinstate the payment of dividends.

In light of the continued decline of charter rates and the related decline in asset values in the drybulk market, as well as a highly challenged financing environment, our board of directors, beginning with the first quarter of 2011, has suspended payment of our common share quarterly dividend. Our dividend policy will be assessed by the board of directors from time to time. The suspension allows us to retain cash and increase our liquidity so we are in a better position to capitalize on investment opportunities during the weakened market conditions. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan and credit facilities, may limit our ability to pay dividends.

Currently, under the supplemental agreement we entered into with the Bank of Scotland plc, or the Bank of Scotland, on April 26, 2012, we are not permitted to declare or pay any dividends until the maturity of our loan agreement with the Bank of Scotland which, under the terms of the supplemental agreement, may be extended from December 2012 to July 2013. See Note 12 in our consolidated financial statements included at the end of this annual report.  In addition, certain of our other loan and credit facilities restrict the amount of dividends we may pay to $0.50 per share per annum and limit the amount of quarterly dividends we may pay to 100% of our net income for the immediately preceding financial quarter. We are also required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, $25.0 million or $1.25 million per vessel.

Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan and credit facilities. The terms of our loan and credit facilities contain a number of financial covenants and general covenants that require us to, among other things, maintain security cover ratios, minimum cash balances and insurance including, but not limited to, hull and machinery insurance in an amount at least equal to the fair market value of the vessels financed, as determined by third party valuations. We may not be permitted to pay dividends in any amount under our loan and credit facilities if we are in default of any of these loan covenants or if we do not meet specified debt coverage ratios and minimum charter rate levels.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We have entered into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under certain of our credit facilities which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2011, the fair value of our interest rate swaps was a liability of $3.9 million.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2011, we had outstanding indebtedness of $201.3 million and we expect to incur additional indebtedness in order to fund the aggregate remaining purchase commitments for our six newbuilding vessels amounting to $149.2 million and as any further growth of our fleet as market conditions warrant. This level of debt could have significant adverse consequences to our business and future prospects, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms or at all;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and future dividend payments to shareholders, if any;

•
we could become more vulnerable to general adverse economic and industry conditions, including increases in interest rates, particularly given our substantial indebtedness, some of which bears interest at variable rates;

•	we may not be able to meet financial ratios included in our loan and credit facilities due to market conditions or other events beyond our control, which could result in a default under these agreements and trigger cross-default provisions in our other loan and credit facilities;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

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

We may not be able to refinance indebtedness incurred under our loan and credit facilities, which may adversely affect our business, financial condition, results of operations and cash flows.

As of December 31, 2011, we had $201.3 million of outstanding indebtedness under our loan and credit facilities. We cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all. For so long as we have outstanding indebtedness under our loan and credit facilities, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. We may not be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our loan and credit facilities or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, if we fail to obtain waivers of or modifications to the covenants of the loan agreement with which we were not in compliance as of December 31, 2011, or if we otherwise default under our loan and credit facilities or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. In addition, if the recent financial difficulties experienced by financial institutions worldwide leads to such institutions being unable to meet their lending commitments, that inability could have a material adverse effect on our ability to meet our obligations and grow our fleet. If we are not able to borrow under our existing or future credit facilities and are unable to find alternative sources of financing on terms that are acceptable to us or at all, our business, financial condition, results of operations and cash flows may be materially adversely affected.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our charterhire from a small number of customers. For the year ended December 31, 2011, we derived 60.6% of our voyage revenues from three charterers, as presented in our audited consolidated statements of operations, included elsewhere in this annual report. Currently, all of our vessels are employed under fixed rate period charters to seven customers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

We could lose a customer or the benefits of a time charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The time charters on which we deploy a number of our vessels provide for charter rates that are above current market rates, particularly spot market rates that most directly reflect the current depressed levels of the drybulk charter market. If it were necessary to secure substitute employment, in the spot market or on time charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than currently generated by such vessel, or we may be unable to secure a charter at all, in either case, resulting in a significant reduction in revenues. The loss of any of our customers or time charters, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition.

We may have difficulty effectively managing our planned growth.

Since the completion of our initial public offering in August 2007, we have increased the size of fleet from six drybulk carriers to ten drybulk carriers. In addition, we have agreed to acquire four Handysize newbuilding drybulk carriers that we expect to take delivery of between the second and the fourth quarters of 2012 and two 4,800 TEU newbuilding containerships that we expect to take delivery of in the fourth quarter of 2013. We have granted Box Ships the option to acquire our newbuilding containerships by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time.

The addition to our fleet of the vessels described above has resulted in a significant increase in the size of our fleet and imposes significant additional responsibilities on our management and staff. While we expect our fleet to grow further, this may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

Our future growth will primarily depend on our ability to:

•	locate and acquire suitable vessels;
•	identify and consummate acquisitions or joint ventures;
•	integrating any acquired vessels successfully with our existing operations;
•	enhance our customer base;
•	manage our expansion; and
•	obtain required financing on acceptable terms.

We may not be successful in executing our growth plans and we may incur significant expenses and losses in connection with our future growth. If we are not able to successfully grow the size of our company or increase the size of our fleet, our financial condition, results of operations may be adversely affected.

The expansion of our fleet may impose significant additional responsibilities on our management and the management and staff of Allseas Marine S.A., or Allseas or our Manager, a company controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, that is responsible for the commercial and technical management functions for our fleet and provides the services of our executive officers, and may necessitate that we and Allseas increase the number of personnel. Allseas may have to increase its customer base to provide continued employment of our fleet, and such costs will be passed on to us by Allseas.

We are dependent on Allseas for the commercial and technical management our fleet, as well as to provide us with our executive officers, and the failure of Allseas to satisfactorily perform its services may adversely affect our business.

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. In connection with the respective agreement, Allseas is entitled to an executive services fee of €2.5 million (or $3.3 million based on the Euro/U.S. dollar exchange rate of €1.0000$1.3342 as of March 31, 2012) per annum, payable in 12 monthly installments, plus incentive compensation. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated in accordance with the agreement.

In addition, as we subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas, the loss of Allseas' services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against Allseas if it defaults on its obligations to us, you will have no recourse directly against Allseas. Further, our loan and credit facilities require the approval from our lenders to change our commercial and technical manager.

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

Our executive officers have affiliations with Allseas and Box Ships, which may create conflicts of interest that may permit them to favor the interests of Allseas and Box Ships and their affiliates above our interests and those of our shareholders.

Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, is the beneficial owner of all of the issued and outstanding capital stock of Allseas and Crewcare Inc., or Crewcare, our manning agent, and our Chief Operating Officer, Mr. George Skrimizeas, is the President and director of Allseas. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Allseas, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels managed by Allseas or other companies affiliated with Allseas and Mr. Bodouroglou. To the extent that entities affiliated with Mr. Bodouroglou, other than us, or Allseas own or operate vessels that may compete for employment or management services in the future, Allseas may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits. Mr. Bodouroglou granted to us a right of first refusal over future vessels that he or entities affiliated with him may seek to acquire in the future. However, we may not exercise our right to acquire all or any of these vessels in the future, and such vessels may compete with our fleet.

In addition, Allseas currently provides management services to vessels in Box Ships' fleet as well as our fleet. We have entered into an agreement with Box Ships and Mr. Michael Bodouroglou that provides that so long as (i) Mr. Bodouroglou is a director or executive officer of our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent and we will not, directly or indirectly, acquire or charter any containership vessel without the prior written consent of Box Ships. To the extent that we believe it is in our interest to grant such consent and Box Ships acquires drybulk vessels, such vessels may compete with our fleet. Allseas is not a party to the non-competition agreement described above and, under the terms of the agreement, may provide vessel management services to drybulk vessels other than ours. These conflicts of interest may have an adverse effect on our results of operations.

Furthermore, other conflicts of interest may arise between Box Ships, Allseas, and its affiliates, on the one hand, and us and our shareholders, on the other hand. For example, notwithstanding our non-competition agreement with Box Ships described above, Box Ships may claim other business opportunities that would benefit us, such as the hiring of employees, the acquisition of other businesses, or the entry into joint ventures, and in each case other than business opportunities in the drybulk shipping industry, and this could have a material adverse effect on our business, results of operations and cash flows.

Moreover, Mr. Bodouroglou also serves as the Chairman, President and Chief Executive Officer of Box Ships and our financial officer, Mr. Robert Perri, serves as the Chief Financial Officer of Box Ships. Therefore, these individuals, which advise our board of directors on the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional capital stock and cash reserves, each of which can affect the amount of the cash available for distribution to our shareholders, may favor the interests of Box Ships or its affiliates and may not provide us with business opportunities that would benefit us. In addition, our executive officers and those of our Manager will not spend all of their time on matters related to our business.

As a result of these conflicts, Allseas may favor its own interests, the interests of Box Ships and the interests of its affiliates, and our executive officers may favor the interests of Allseas, Box Ships and its affiliates, over our interests and those of our shareholders, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Box Ships and/or its affiliates.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, serves as an executive officer and director of Box Ships our financial officer, Mr. Robert Perri, serves as the Chief Financial Officer of Box Ships. As a result, these individuals have fiduciary duties to manage the business of Box Ships and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Box Ships and us are in conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to Box Ships or us, such as with respect to the allocation and hiring of employees, the acquisition of other businesses or the entry into joint ventures, and in each case other than business opportunities in the drybulk shipping industry. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

However, we have entered into a non-competition agreement with Box Ships and Mr. Michael Bodouroglou that provides that so long as (i) Mr. Bodouroglou is a director or executive officer of our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent and we will not, directly or indirectly, acquire or charter any containership vessel without the prior written consent of Box Ships.

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

We or our Manager may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team, including our ability to retain key members of our management team and to hire new members as may be necessary. As of the date of this annual report, we have one shoreside salaried employee and we reimburse our Manager for the services of our executive officers. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, piracy, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

We are insured against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity associations or clubs, or P&I Associations. As a result of such membership, the P&I Associations provide us coverage for such tort and contractual claims. We also carry hull and machinery insurance and war risk insurance for our fleet. We insure our vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. We also maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid.

In addition, we may not be able to obtain adequate insurance coverage for our fleet in the future or renew our insurance policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. Furthermore, our insurance policies may not cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

The aging of our fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of the date of this annual report, our fleet was comprised of eight Panamax drybulk carriers and two Supramax drybulk carriers with an aggregate capacity of approximately 704,772 dwt and an average age of 8 years. We have also entered into contracts for the construction of four Handysize drybulk carriers, which are scheduled to be delivered to us between the second and fourth quarters of 2012, and two 4,800 TEU containerships, which are scheduled to be delivered to us in the fourth quarter of 2013. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. However, our exposure to floating interest rate is only partially hedged. For more information on our interest rate swap agreements, refer to Note 13 in our consolidated financial statements included at the end of this annual report.

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

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

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

If we or our subsidiaries are not entitled to the tax exemption under Section 883 for any taxable year, we or our subsidiaries would be subject during those years to a 4% U.S. federal income tax on our gross U.S. source shipping income (without allowance for deduction) under section 887 of the Code. The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. In the absence of exemption from tax under Section 883, we would have been subject to a 4% tax on our gross U.S.-source shipping income equal to approximately $0.4 million for the year ended December 31, 2011.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those U.S. shareholders make an election available under the Code (which election could itself have adverse consequences for such U.S. shareholders), such U.S. shareholders would be liable to pay U.S. federal income tax at the then prevailing U.S. federal income tax rates on ordinary income plus interest upon "excess distributions" and upon any gain from the disposition of our common shares, as if such "excess distribution" or gain had been recognized ratably over the U.S. shareholder's holding period of our common shares. See "Item 10. Additional Information—E. Taxation—Material U.S., Marshall Islands and Liberian Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, if any, in the future.

We are a holding company and our subsidiaries, which are wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments, if any, in the future depends on our subsidiaries and their ability to distribute funds to us. We do not intend to obtain funds from other sources to pay dividends. In addition, the declaration and payment of dividends, if any, in the future will depend on the provisions of Marshall Islands law affecting the payment of dividends. Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend and dividends may be declared and paid out of our operating surplus. Our ability to pay dividends, if any, in the future will also be subject to our satisfaction of certain financial covenants contained in our loan and credit facilities. Currently, under the supplemental agreement we entered into with the Bank of Scotland on April 26, 2012, we are not permitted to declare or pay any dividends until the maturity of our loan agreement with the Bank of Scotland which, under the terms of the supplemental agreement, may be extended from December 2012 to July 2013. See Note 12 in our consolidated financial statements included at the end of this annual report.  In addition, certain of our other loan and credit facilities restrict the amount of dividends we may pay to $0.50 per share per annum and limit the amount of quarterly dividends we may pay to 100% of our net income for the immediately preceding financial quarter. We are also required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, $25.0 million or $1.25 million per vessel.

As we expand our business, our Manager may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels on our behalf. If we are unable to do so, those systems may become ineffective, which could adversely affect our financial performance.

Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, our Manager will need to recruit suitable additional seafarers and shoreside administrative and management personnel on our behalf. While our Manager has not experienced any difficulty in recruiting to date, we cannot guarantee that our Manager will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agent encounter business or financial difficulties, we may not be able to adequately staff our vessels. If our Manager is unable to grow our financial and operating systems or to recruit suitable employees on our behalf as we expand our fleet, our financial performance may be adversely affected.

Because our seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

As of December 31, 2011, Crewcare, our manning agent, employed 209 seafarers to crew our vessels. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. These agreements may not prevent labor interruptions. Any labor interruption could disrupt our operations and harm our financial performance.

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

Risks Relating to Our Common Shares

The market price of our common shares has fluctuated widely and may continue to fluctuate in the future.

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

The price of our common shares have dropped below $5.00 per share, and the last reported closing price on the NYSE on April 26, 2012 was $0.73 per share. As long as the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use our common shares as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under NYSE rules, we are required to maintain an average closing price of at least $1.00 over a consecutive 30-trading day period.  On November 25, 2011, we received notification from the NYSE that we were no longer in compliance with the NYSE's continued listing requirements because the average closing price of our common shares had fallen below $1.00 for a consecutive 30-trading day period. Under NYSE rules, we are required to regain compliance with the NYSE's continued listing criteria by either (i) May 25, 2012, six-months following our receipt of the NYSE's notification, or (ii) if we determine it is necessary for us to take action requiring shareholder approval to regain compliance, such as effecting a reverse stock split, promptly after our 2012 annual general meeting of shareholders, which we expect to hold in the fall of 2012.

We are continuing to monitor closing price of our common shares and intend to cure the deficiency in accordance with NYSE rules. In the event we do not regain compliance in the timeframe prescribed by the NYSE's rules, the NYSE may commence suspension and delisting procedures with respect to our common shares.

The public market for our common shares may not continue to be active and liquid enough for you to resell our common shares in the future.

An active or liquid public market for our common shares may not continue going forward. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could continue to have an adverse effect on the market price of our common shares and could impact a potential sale price if holders of our common stock decide to sell their shares.

The seaborne transportation industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. The market price of our common shares may be influenced by many factors, many of which are beyond our control, including those already described above, as well as the following:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	mergers and strategic alliances in the shipping industry;

•	terrorist acts;

•	future sales of our common shares or other securities;

•	market conditions in the shipping industry;

•	economic and regulatory trends;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market; and

•	investors' perception of us and the drybulk shipping industry.

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above the price they paid for such shares. These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.

Future sales of our common stock could cause the market price of our common stock to decline and our shareholders may experience dilution as a result of our on-going agreement to issue of shares of our common stock to Loretto Finance Inc.

The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of shares of our common stock.

In addition, in order to incentivize Allseas' continued services to us, we have entered into an agreement with Allseas and Loretto Finance Inc., or Loretto, a wholly-owned subsidiary of Allseas that owns 2.0% of our issued and outstanding common shares, pursuant to which we have agreed to maintain the aggregate number of our common shares issued to Loretto at 2% of our total issued and outstanding common shares following the issuance by us of any additional common shares, other than issuances under our equity incentive plan or shares issued upon exercise of any warrants issued and outstanding as of November 10, 2009. As of the date of this annual report, we had issued a total of 1,162,199 of our common shares pursuant to this agreement.

Furthermore, our shareholders may incur additional dilution from any future equity offering and upon the issuance of additional shares of our common shares upon the exercise of options we have granted to certain of our officers and directors or upon the issuance of additional restricted common shares pursuant to our equity incentive plan.

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

Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer may be deemed to beneficially own approximately 19.7% of our total outstanding common shares, which enables considerable control over matters on which our shareholders are entitled to vote.

As of the date of this annual report, Mr. Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, may be deemed to beneficially own a total of 12,003,659 shares, or approximately 19.7% of our outstanding common shares, the vast majority of which is held indirectly through entities over which he exercises sole voting power. Please see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." While Mr. Bodouroglou and the non-voting shareholders of these entities have no agreement, arrangement or understanding relating to the voting of our common shares that they own, they influence significant control over the outcome of matters on which our shareholder are entitled to vote, including the election of directors and other significant corporate actions. The interests of these shareholders may be different from your interests.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions:

•	authorize our board of directors to issue "blank check" preferred stock without shareholder approval;

•	provide for a classified board of directors with staggered, three year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66-2/3% of our outstanding common shares entitled to vote for the directors;

•	limit the persons who may call special meetings of shareholders;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restrict business combinations with interested shareholders.

In addition, we have adopted a shareholder rights plan pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.

The above anti-takeover provisions, including provisions of our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Item 4.                      Information on the Company

A.            History and development of the Company

We are Paragon Shipping Inc. We were incorporated under the laws of the Republic of the Marshall Islands on April 26, 2006. Our executive offices are located at 15 Karamanli Ave, GR 166 73, Voula, Greece. Our telephone number at that address is +30 210 891 4600.

Business Development

In November 2006, we concluded a private placement pursuant to which we issued a total of 9,062,000 Class A common shares, also referred to as our common shares, and 1,849,531 warrants to purchase Class A common shares to certain institutional investors and 2,250,000 Class A common shares and 450,000 warrants to purchase Class A common shares to Innovation Holdings, S.A., or Innovation Holdings, an entity beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. In addition, we issued 2,003,288 Class B common shares to Innovation Holdings at the time of our private placement in November 2006. On July 16, 2007, a registration statement on Form F-1 (Registration No. 333-143481) covering the resale of 11,097,187 of our Class A common shares and 1,849,531 of our warrants was declared effective by the SEC.

On August 15, 2007, we completed our initial public offering of 10,300,000 Class A common shares and on September 13, 2007, issued 697,539 Class A common shares upon the partial exercise of the over-allotment option granted to the underwriters of our initial public offering. Those offerings generated $176.0 million in gross proceeds at a public offering price of $16.00 per share, before deduction of underwriters' commissions and discounts and expenses of $11.4 million. In addition, certain selling shareholders sold an aggregate of 318,728 Class A common shares in the over-allotment option at the same price per share. Following our initial public offering, all 2,003,288 of our outstanding Class B common shares were converted into Class A common shares on a one-for-one basis. Our common shares commenced trading on the NASDAQ Global Market under the symbol "PRGN" on August 10, 2007.

On August 21, 2008, a shelf registration statement (Registration No. 333-152979) covering the sale of $250.0 million of our securities and 5,283,288 of our common shares by certain selling shareholders that were previously acquired in private transactions was declared effective by the SEC.

On April 15, 2009, we entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, or the 2009 Sales Agreement, and on the same date we filed with the SEC a prospectus supplement to our shelf registration statement on Form F-3 (Registration No. 333-152979) relating to the offer and sale of up to 10,000,000 of our common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. On June 4, 2009, we entered into an amendment to the 2009 Sales Agreement to sell an additional 10,000,000 of our common shares from time to time through Cantor Fitzgerald & Co., as agent and, on June 5, 2009, we filed with the SEC a prospectus supplement to our shelf registration statement relating to the offer and sale of these 10,000,000 common shares. We sold 20,000,000 common shares pursuant to the 2009 Sales Agreement, amounting in aggregate net proceeds of approximately $83.75 million.

On November 10, 2009, we, Allseas, and Loretto, a wholly owned subsidiary of Allseas, entered into a tripartite agreement, whereby we agreed to issue and sell to Allseas, via Loretto, 1,023,801 common shares, representing 2% of our common shares as of November 10, 2009, in order to ensure Allseas' continued services. Under the terms of the agreement, we are obligated to issue to Loretto at no cost such number of our common shares as will maintain Loretto's ownership of 2% of our total outstanding common shares following the issuance of any additional shares of common stock, other than issuances under our equity incentive plan, or shares issued upon exercise of any warrants issued and outstanding as of November 10, 2009. As of the date of this annual report, we had issued under the terms of this agreement a total of 138,398 additional common shares to Loretto, with a fair value of $0.5 million in the aggregate, excluding the 1,023,801 common shares described above.

On February 5, 2010, our shelf registration statement on Form F-3 (Registration No. 333-164370) covering the sale of $500.0 million of our securities and 9,214,206 of our common shares by certain selling shareholders that were previously acquired in private transactions was declared effective by the SEC.

On March 24, 2010, our common shares commenced trading on the NYSE and stopped trading on the NASDAQ Global Market.

On October 12, 2010, we entered into a second Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co., as sales agent, or the 2010 Sales Agreement, and on the same date we filed a prospectus supplement to our shelf registration statement on Form F-3 (Registration No. 333-164370) relating to the offer and sale of up to 15,000,000 of our common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. We sold 6,919,900 common shares pursuant to the 2010 Sales Agreement, with net proceeds amounting to $23.2 million.

On April 19, 2011, our wholly-owned subsidiary, Box Ships, completed the issuance of 11,000,000 common shares in its initial public offering at a public offering price of $12.00 per share. We formed Box Ships on May 19, 2010 under the laws of the Republic of the Marshall Islands to own and operate containerships and pursue containership acquisition opportunities. Box Ships' common shares trade on the NYSE under the symbol "TEU." As of the date of this annual report, we owned 3,437,500 common shares, or approximately 21.1%, of the outstanding common shares of Box Ships.

In addition, on April 19, 2011, we entered into an agreement with Box Ships and our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, pursuant to which we agreed that that so long as (i) Mr. Bodouroglou is a director or executive officer of our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent and we will not, directly or indirectly, acquire or charter any containership vessel without the prior written consent of Box Ships. Under the terms of the agreement, we have also agreed to grant Box Ships a right of first offer on any proposed sale, transfer or other disposition of any container vessel owned by us. Furthermore, for so long as (i) Mr. Bodouroglou is a director or executive officer of our Company and Box Ships and (ii) we are the beneficial owner of not less than 5% of the total issued and outstanding common shares of Box Ships, we will also grant Box Ships a right of first refusal over any employment opportunity for a container vessel presented or available to us with respect to any vessel owned by us, other than our two 4,800 TEU newbuilding containerships subject to the option agreement with Box Ships described above. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Non-competition Agreement with Box Ships and Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer."

On May 26, 2011, we announced that our board of directors, beginning with the first quarter of 2011, has suspended payment of our common share quarterly dividend in light of the continued decline of charter rates and the related decline in asset values in the drybulk market, as well as a highly challenged financing environment. See "Item 8. Financial information—A. Consolidated statements and other financial information—Dividend Policy."

On November 25, 2011, we received notification from the NYSE that we were no longer in compliance with the NYSE's continued listing requirements because the average closing price of our common shares had fallen below $1.00 for a consecutive 30-trading day period. Under NYSE rules, we are required to regain compliance with the NYSE's continued listing criteria by either (i) May 25, 2012, six-months following our receipt of the NYSE's notification, or (ii) if we determine it is necessary for us to take action requiring shareholder approval to regain compliance, such as effecting a reverse stock split, promptly after our 2012 annual general meeting of shareholders, which we expect to hold in the fall of 2012.

As of the date of this annual report, we had 60,994,464 common shares outstanding.

Vessel Acquisitions and Dispositions

As of the date of this annual report, our operating fleet was comprised of ten drybulk carriers, consisting of eight Panamax drybulk carriers and two Supramax drybulk carriers, with an aggregate capacity of approximately 704,772 dwt and an average age of 8 years. In addition to our operating fleet, we have agreed to acquire four Handysize newbuilding drybulk carriers that we expect to take delivery of between the second and fourth quarters of 2012 and two 4,800 TEU newbuilding containerships, which we expect to be delivered in 2013. We have granted Box Ships the option to acquire our newbuilding containerships by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. Below is a discussion of our principal capital expenditures and divestitures since the beginning of our last three financial years to the date of this annual report.

On January 14, 2010, we concluded the sale of our Handymax drybulk carrier M/V Blue Seas to an unaffiliated third party for $18.3 million, less a 3.0% commission, pursuant to an agreement dated August 3, 2009, as amended by addendum no. 1 and addendum no. 2 dated August 19, 2009 and December 31, 2009, respectively.

In March 2010, we entered into a purchase agreement with an unaffiliated third party for the Panamax drybulk carrier M/V Dream Seas for a purchase price of $41.0 million, which we partially funded with drawings under our secured loan facility with HSBC Bank. This vessel was delivered to us on July 8, 2010.

In the second quarter of 2010, we entered into contracts with Zhejiang Ouhua Shipbuilding for the construction of four Handysize and three Kamsarmax drybulk vessels for an aggregate purchase price of $192.2 million. We also sold an option for an additional Kamsarmax newbuilding contract, relating to Hull no. 623, to an unrelated third party, which resulted in net proceeds of $0.6 million.

In June 2010, we entered into purchase agreements with an unaffiliated third party for two 3,426 TEU 2010-built containerships, the Box Voyager and the Box Trader, for a purchase price of €40.0 million per containership, which we partially funded with drawings under a $48.0 million loan facility with Credit Suisse AG. The containerships were delivered to us on July 30, 2010 and August 16, 2010, respectively.

On October 12, 2010, we concluded the sale of our Handymax drybulk carrier M/V Clean Seas to an unaffiliated third party for $23.5 million, less a 3.5% commission.

On January 22, 2011, Allseas entered into an agreement to acquire the CMA CGM Kingfish, a 5,095 TEU 2007-built containership for a purchase price of $52.5 million. Allseas nominated one of our vessel-owning subsidiaries as the buyer of the CMA CGM Kingfish and, on March 16, 2011, our Board of Directors approved the acquisition. The acquisition was partially funded with drawings under a $26.0 million loan facility with Credit Suisse AG. The CMA CGM Kingfish was delivered to us in April 2011.

On March 17, 2011, we entered into an agreement with Zhejiang Ouhua Shipbuilding to substitute our contracts for the construction of two Kamsarmax drybulk vessels that were scheduled for delivery in the third and fourth quarters of 2012, with contracts for the construction of two 4,800 TEU container vessels with deliveries scheduled in the fourth quarter of 2013.

On April 19, 2011, we entered into memoranda of agreement for the sale to Box Ships of (i) the Box Trader and the Box Voyager, our two 3,426 TEU 2010-built containerships, in consideration for 2,266,600 common shares of Box Ships and approximately $69.2 million in cash from the net proceeds of the initial public offering of Box Ships; and (ii) the CMA CGM Kingfish, our 5,095 TEU 2007 built containership, in consideration for 1,170,900 common shares of Box Ships and approximately $35.8 million in cash from the proceeds of the initial public offering of Box Ships.

On April 29, 2011, we completed the sale to Box Ships of the Box Trader and the Box Voyager and, as a result of the consideration received by us being partly based on the closing price of Box Ships' common shares on the delivery date of the vessels, recorded a non-cash loss of approximately $8.8 million in the second quarter of 2011.

On May 19, 2011, we completed the sale to Box Ships of the CMA CGM Kingfish and, and, as a result of the consideration received by us being partly based on the closing price of Box Ships' common shares on the delivery date of the vessels, recorded a non-cash loss of approximately $6.0 million in the second quarter of 2011.

On August 4, 2011, we agreed to convert our final Kamsarmax newbuilding contract into one of the already existing 4,800 TEU containership newbuilding contracts. As a result, the aggregate contract price for our two 4,800 TEU containerships and four Handysize drybulk vessels under construction with Zhejiang Ouhua Shipbuilding decreased to $210.2 million, of which $149.2 million was outstanding as of the date of this annual report, payable upon delivery of the vessels, which is expected to be during the second quarter of 2012 through the fourth quarter of 2013. We expect to finance the outstanding amount relating to the construction of our newbuilding vessels with cash on hand, operating cash flow, borrowings under our loan agreement with Nordea and additional bank debt that we intend to arrange.

On October 13, 2011, we agreed to sell our Handymax drybulk carrier M/V Crystal Seas to an unaffiliated third party for $14.0 million, less a 3.0% commission. The vessel was delivered to her new owners on November 2, 2011.

B.            Business overview

Introduction

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials, along worldwide shipping routes. Prior to the initial public offering of the common shares of our wholly-owned subsidiary, Box Ships, in April 2011, we owned and operated containerships. In the second quarter of 2011, we sold to Box Ships our three containerships, the Box Voyager and the Box Trader, which we had owned and operated since the third quarter of 2010, and the CMA CGM Kingfish, which we acquired in April 2011. See "—Vessel Acquisitions and Dispositions" above.

As of the date of this annual report, our operating fleet consisted of eight Panamax drybulk carriers and two Supramax drybulk carriers with an aggregate capacity of approximately 704,772 dwt and an average age of 8 years. Each of our vessels is owned through a separate wholly-owned Liberian or Marshall Islands subsidiary. Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where U.S., European Union or United Nations sanctions have been imposed.

In addition, we have agreed to acquire four Handysize newbuilding drybulk carriers that we expect to take delivery of between the second and fourth quarters of 2012 and two 4,800 TEU newbuilding containerships, which we expect to be delivered in the fourth quarter of 2013. We have granted Box Ships the option to acquire our newbuilding containerships by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. In addition, we have granted Box Ships a right of first offer on any proposed sale, transfer or other disposition of the vessel.

Allseas is responsible for all commercial and technical management functions for our fleet. Allseas is beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou.

Our Fleet

The following tables present certain information concerning our current fleet.

Operating drybulk fleet

Vessel Name and Type	DWT	Year Built	Charterer Name	Gross Daily Charter Rate (1)	Re-delivery from Charterer (2)
					Earliest	Latest
Panamax
Dream Seas	75,151	2009	Intermare Transport GmbH	$20,000	May 2013	Aug. 2013
Coral Seas (3)	74,477	2006	Morgan Stanley Capital Group Inc.	$12,000	Dec. 2013	Mar. 2014
Golden Seas (4)	74,475	2006	Mansel Ltd.	$12,250	Sept. 2013	Dec. 2013
Pearl Seas (5)	74,483	2006	Cargill International S.A.	$12,125	Sept. 2013	Jan. 2014
Diamond Seas	74,274	2001	Bunge S.A.	$16,250	June 2012	Sept. 2012
Deep Seas (6)	72,891	1999	Morgan Stanley Capital Group Inc.	$11,000	July 2014	Oct. 2014
Calm Seas	74,047	1999	Intermare Transport GmbH	$11,800	Oct. 2013	Mar. 2014
Kind Seas (7)	72,493	1999	Mansel Ltd.	$12,250	Dec. 2012	Feb. 2013
Total Panamax	592,291
Supramax
Friendly Seas (5)	58,779	2008	Western Bulk Carriers A/S	$10,700	Aug. 2013	Feb. 2014
Sapphire Seas	53,702	2005	STX Panocean Co. Ltd.	$13,700	June 2012	Sept. 2012
Total Supramax	112,481
Total	704,772

(1)	Daily charter hire rates in this table do not reflect commissions, which are payable by us to third party chartering brokers and Allseas, ranging from 1.25% to 6.25%, including the 1.25% to Allseas.

(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon expiration of the charter.

(3)	The charterers have an option to extend the term of the charter for an additional 11 to 13 months at a gross daily rate of $14,500.

(4)
The charterers have the option to extend the term of the charter for an additional 11 to 13 months at a gross daily rate of $13,000, plus 50% profit sharing with the charterers based on the Baltic Panamax Average Time Charter Routes, less 2.0%.

(5)	See "—Our Customers" below.

(6)
In addition to the gross daily rate of $11,000, the charter provides for 50% profit sharing with the charterers based on the Baltic Panamax Average Time Charter Routes, less 8.75%. The charterers also have the option to extend the term of the charter for an additional 11 to 13 months at a gross daily rate of $14,000.

(7)
The charterers have the option to extend the term of the charter for an additional 11 to 13 months at a gross daily rate of $13,750, plus 50% profit sharing with the charterers based on the Baltic Panamax Average Time Charter Routes, less 5.0%.

Drybulk Newbuildings we have agreed to acquire

Vessel Name and Type	DWT	Expected Shipyard Delivery	Charterer Name	Gross Daily Charter Rate (1)	Re-delivery from Charterer (2)
					Earliest	Latest
Handysize
Hull no. 604 (1)	37,200	Q2 2012	Cargill International S.A.	$12,125	Q1 2014	Q2 2014
Hull no. 605 (1)	37,200	Q2 2012	Cargill International S.A.	$12,125	Q2 2014	Q3 2014
Hull no. 612	37,200	Q4 2012
Hull no. 625	37,200	Q4 2012
Total	148,800

(1)	The charterers have the option to extend the term of the charter for an additional 11 to 14 months at a gross daily rate of $15,500.

Containership Newbuildings we have agreed to acquire

Vessel Name	TEU	Shipyard	Expected Shipyard Delivery
Hull no. 656 (1)	4,800	Zhejiang Ouhua Shipbuilding	Q4 2013
Hull no. 657 (1)	4,800	Zhejiang Ouhua Shipbuilding	Q4 2013
Total	9,600

(1)
We have granted Box Ships the option to acquire this containership by way of a novation of the construction contract from us at any time prior to the vessel's delivery to us or purchase of the vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. In addition, we have granted Box Ships a right of first offer on any proposed sale, transfer or other disposition of the vessel.

Management of Our Fleet and Agreements with Allseas

Allseas provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Allseas also provides commercial and technical management services for Box Ships' fleet. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Commercial management services include, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions.

Allseas, a Liberian corporation based in Athens, Greece, was formed in 2000 as a ship management company and is wholly-owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. We believe that Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

Management Agreements

We have entered into separate management agreements with Allseas for each of the vessels in our operating fleet, which were amended effective June 1, 2010, the terms of which were approved by our independent directors. Under the amended terms of the management agreements, Allseas is entitled to a technical management fee of €620 (or $827.20 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per vessel per day on a monthly basis, pro rata in advance for the calendar days these vessels are owned by us. This fee is subject to adjustment on June 1 of each year based on the official Eurozone inflation rate. Effective June 1, 2011, Allseas' management fee was adjusted to €636.74 (or $849.54 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per vessel per day in accordance with the agreement. Allseas is also entitled to receive (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought, constructed or sold on our behalf, (iii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel, until the delivery date; and (iv) a superintendent fee of €500 (or $667.10 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per day for each day in excess of five days per calendar year for which a superintendent performed on site inspection.

We have also entered into management agreements with Allseas relating to the supervision of each of our contracted newbuilding vessels, pursuant to which Allseas is entitled to: (i) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the fee will be paid on a pro rata basis until the delivery of the respective vessel from the shipyard; (ii) a fee of €115 (or $153.43 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per vessel per day commencing from the date of the vessel's shipbuilding contract until the delivery of the respective vessel from the shipyard; and (iii) €500 (or $667.10 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per day for each day in excess of five days per calendar year for which a superintendant performed on site inspection.

Additional vessels that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Compensation Agreement

We have entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, Allseas is entitled to a sum equal to (i) three years of management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million.

Manning Agreements

Allseas subcontracts crewing services relating to our vessels to Crewcare, a Philippines company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries has entered into a manning agreement with Crewcare. Effective January 1, 2010 through April 30, 2011, manning services were provided under the agreement in exchange for a monthly fee of $85 per seaman for all officers and crew who serve on board each vessel, plus a one-time recruitment fee of $110 per seaman. Effective May 1, 2011, the monthly manning service fee increased to $95 per seaman and the one-time recruitment fee increased to $120 per seaman. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training.

Executive Services Agreement

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. Under the agreement, Allseas is entitled to an executive services fee of €2.5 million (or $3.3 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per annum, payable in 12 monthly installments, plus incentive compensation. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated.

Administrative Services Agreement

We have entered into an administrative service agreement with Allseas, pursuant to which Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities, office cleaning services and information technology services. Allseas is entitled to reimbursement on a quarterly basis of all costs and expenses incurred in connection with the provisions of its services under the agreement.

Accounting Agreement

We have entered into an accounting agreement with Allseas, which was amended effective June 1, 2010, pursuant to which Allseas is entitled to a fee of €250,000 (or $333,550 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per year, payable quarterly, for the provision of financial accounting services and a fee of €120,000 (or $160,104 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per year, payable quarterly, for the provision of financial reporting services. Effective January 1, 2012, the agreement was renewed, pursuant to which the fee for the provision of financial reporting services was amended to $30,000 per vessel per annum, payable quarterly.

For further information regarding the above-referenced agreements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas."

Agreement with Loretto

In order to incentivize Allseas' continued services, we entered into an agreement on November 10, 2009, with Loretto, a wholly-owned subsidiary of Allseas, pursuant to which we have agreed to maintain the aggregate number of our common shares issued to Loretto at 2% of our total issued and outstanding common shares following the issuance of any additional common shares, other than issuances under our equity incentive plan or common shares issued upon exercise of any warrants issued and outstanding as of November 10, 2009. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Loretto."

Chartering of our Fleet

We primarily employ our vessels on time charters for a medium to long-term period of time. We may also employ our vessels in the spot charter market, on voyage charters or short-term time charters, which generally last from 10 days to three months. All of our vessels, and our two Handysize drybulk newbuilding vessels that are scheduled to be delivered to us in the second quarter of 2012, are currently employed on fixed rate time charters with an average remaining duration of 1.7 years, with expirations ranging from June 2012 to September 2015.

Time Charters

A time charter is a contract to charter a vessel for a fixed period of time at a specified or floating daily or index-based daily rate and can last from a few days to several years. Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel's intermediate and special surveys.

Spot Charters

A spot charter generally refers to a voyage charter or a trip charter or a short-term time charter.

Vessels operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Under a typical voyage charter in the spot market, the shipowner is paid an agreed-upon total amount on the basis of moving cargo from a loading port to a discharge port. In voyage charters, the charterer generally is responsible for any delay at the loading or discharging ports, and the shipowner is generally responsible for paying both vessel operating expenses and voyage expenses, including any bunker expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Under a typical trip charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port at a set daily rate. The charterer is responsible for paying for bunkers and other voyage expenses, while the shipowner is responsible for paying vessel operating expenses. When the vessel is off-hire, or not available for service, the shipowner generally is not entitled to payment, unless the charterer is responsible for the circumstances giving rise to the lack of availability.

Our Customers

Our assessment of a charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We believe that our management team's network of relationships and more generally our Manager's reputation and experience in the shipping industry will continue to provide competitive employment opportunities for our vessels in the future.

For the year ended December 31, 2011, approximately 60.6% of our revenue was derived from three charterers who individually accounted for more than 10% of our time charter revenue, as follows:

Customer	Year ended December 31, 2011
Deiulemar Shipping S.P.A.	27.7%
Intermare Transport GmbH	19.9%
Deiulemar Compagnia Di Navigazione S.P.A.	13.0%

As of the date of this annual report, our largest customer is Intermare Transport GmbH and our other customers include Morgan Stanley Capital Group Inc., Mansel Ltd., Cargill, Bunge S.A., Western Bulk Carriers A/S and STX Panocean Co. Ltd.

On March 9, 2011, we received a notice of termination, effective immediately, from KLC, a South Korean shipping company that filed a petition for rehabilitation in January 2011, relating to our time charter with KLC for the M/V Pearl Seas, which was originally scheduled to expire no earlier than in August 2011. Under the charter, we were entitled to a gross daily rate of $37,300, with an optional extension of up to an additional 26 to 28 months at the charterers' option at a gross daily rate of $32,500, plus a 50% profit share above that level. Revenues from our charter with KLC were 16.2% of our total revenues for the year ended December 31, 2010. We received all charterhire due on the vessel until January 29, 2011. On September 15, 2011, we entered into a settlement agreement with KLC in relation to the early termination of the respective time charter, according to which KLC accepted a liability of approximately $15.8 million, which will be settled in cash of $5.8 million, payable in 10 varying annual installments, commencing on December 28, 2012, and in shares of KLC. However, we may have difficulty recovering such amount from KLC. The M/V Pearl Seas is currently employed under a time charter with Cargill at a gross daily rate of $12,125, which is scheduled to expire in September 2013, assuming the earliest redelivery of the vessel under the charter.

In addition, as of December 31, 2011, the M/V Friendly Seas was chartered to Deiulemar at a gross daily rate of $33,750 and a remaining minimum duration of 27 months. Deiulemar failed to provide payment due since January 5, 2012 and failed to provide the M/V Friendly Seas with voyage instructions. Accordingly, we provided Deiulemar with written notice of termination of the charter and took delivery of the vessel. Although we are pursuing any claims we may have against Deiulemar due to its failure to meet its obligations under the time charter agreement, we may have difficulty recovering the amounts due to us under the charter. On February 6, 2012, we entered into a new time charter agreement for the M/V Friendly Seas with Western Bulk Carriers AS, or Western Bulk, for a period of 18 to 24 months at a gross daily rate of $10,700.

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

The drybulk shipping market is the primary provider of global commodities transportation. Approximately one third of all seaborne trade is drybulk related.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of April 2012, the orderbook of new drybulk vessels scheduled to be delivered represented approximately 30% of the world drybulk fleet at that time, with most vessels on the orderbook expected to be delivered within 48 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

Charter Hire Rates

Charter hire rates fluctuate by varying degrees amongst the drybulk carrier size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Because demand for larger drybulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk carriers. Accordingly, charter rates and vessel values for those vessels are subject to less volatility. Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand. In addition, time charter rates will vary depending on the length of the charter period and vessel-specific factors, such as container capacity, age, speed and fuel consumption. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories.

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

Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange, such as the BDI. These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin.

The BDI declined 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. In 2011, the BDI ranged from a low of 1,043 in February 2011 to a high of 2,173 in October 2011, before declining to a low in 2012 year to date of 647 on February 3, 2012.

Vessel Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and capacity, raw material costs, freight markets and sometimes exchange rates. In the last few years, high levels of new ordering were recorded across all sectors of shipping. As a result, most of the major shipyards in Japan, South Korea and China had full orderbook until the end of 2011, although the downturn in freight rates and the lack of funding due to the wider global financial crisis has led, and is expected to continue to lead, to some of these orders being cancelled or delayed.

Newbuilding prices increased significantly between 2003 and 2008, due to tightness in shipyard capacity, high levels of new ordering and stronger freight rates. However, with the sudden and steep decline in freight rates, after August 2008 and lack of new vessel ordering, newbuilding vessel values started to decline. The values of vessels in the secondhand market rose sharply in 2004 and 2005 as a result of the steep increase in newbuilding prices and the strength of the charter market during that period, before declining in the early part of 2006, only to rise thereafter to reach historical highs in the third quarter of 2008. However, the significant downturn in freight rates since August 2008 has negatively impacted secondhand values. Currently newbuilding and secondhand values have declined well below the historically high levels reached in the third quarter of 2008.

Competition

We operate in a highly competitive market based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Allseas arranges our charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with other owners of drybulk carriers, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of drybulk carriers is highly fragmented and is divided among publicly listed companies, state controlled owners and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (NASDAQ: DRYS), Excel Maritime Carriers Ltd. (NYSE: EXM), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Holdings Inc. (NYSE: NM), Star Bulk Inc. (NASDAQ: SBLK), Safe Bulkers Inc. (NYSE: SB).

In the future, entities affiliated with our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, may seek to acquire drybulk carriers. One or more of these vessels may be managed by Allseas and may compete with the vessels in our fleet. Mr. Bodouroglou and entities affiliated with him, including Allseas, might be faced with conflicts of interest with respect to their own interests and their obligations to us.

Mr. Bodouroglou has entered into an agreement with us pursuant to which he and the entities which he controls will grant us a right of first refusal on any drybulk carrier that these entities may acquire in the future. In addition, we have entered into an agreement with Box Ships and Mr. Bodouroglou that provides that so long as (i) Mr. Bodouroglou is a director or executive officer of our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent and we will not, directly or indirectly, acquire or charter any containership vessel without the prior written consent of Box Ships.

Seasonality

All of our vessels, and our two Handysize drybulk newbuilding vessels that are scheduled to be delivered to us in the second quarter of 2012, are currently employed under fixed rate time charters with an average remaining term of 1.7 years, with expirations ranging from June 2012 months to September 2015, and thus are not subject to the effect of seasonal variations in demand for that period.
However, demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities.

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

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters where the vessel operates, the nationality of the vessel's crew and the age of the vessel. We have obtained all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

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

International Maritime Organization

The United Nations' International Maritime Organization (the "IMO") has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL"). MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate. MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea.  Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that our technical manager has developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate, or SMC, for each vessel they operate. This certificate evidences compliance by a vessel's operators with the ISM Code requirements for a safety management system. No vessel can obtain an SMC under the ISM Code unless its manager has been awarded a document of compliance issued in most instances by the vessel's flag state. As of the date of this report, our appointed ship managers have obtained DOCs for their officers and SMCs for all of our vessels for which the certificates are required by the IMO, which are renewed as required.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels.  In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
The IMO continues adopt new regulations. It is impossible to predict what additional regulations, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.

OPA and Comprehensive Environmental Response, Compensation and Liability Act

OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(iv)	loss of subsistence use of natural resources that are injured, destroyed or lost;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels (e.g. drybulk) to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  On March 23, 2012, the U.S. Coast Guard announced that it is amending its regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004, and will be effective on or around June 20, 2012.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (the "CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans ("SIPs") designed to attain national health-based air quality standards in each state.  Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

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

C.            Organizational structure

Paragon Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed on Exhibit 8.1 to this annual report.

D.            Property, plants and equipment

We do not own any material real property. We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd, a company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Lease of Office Space."

Item 4A.                    Unresolved Staff Comments

Not applicable.

Item 5.                       Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this annual report. The financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars unless otherwise indicated.

This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties, which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please see the section entitled "Forward-Looking Statements" at the beginning of this annual report and "Item 3. Key Information—D. Risk Factors."

A.            Operating results

Overview

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including iron ore, coal, grain and other materials, along worldwide shipping routes. We commenced operations in December 2006 and completed the initial public offering of our common shares in August 2007.

On April 19, 2011, our wholly-owned subsidiary, Box Ships, completed the issuance of 11,000,000 common shares in its initial public offering at a public offering price of $12.00 per share. We formed Box Ships on May 19, 2010 under the laws of the Republic of the Marshall Islands to own and operate containerships and pursue containership acquisition opportunities. Box Ships' common shares trade on the NYSE under the symbol "TEU." As of the date of this annual report, we owned 3,437,500 common shares, or approximately 21.1%, of the outstanding common shares of Box Ships. Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, is also the Chairman, President and Chief Executive Officer of Box Ships. In connection with the initial public offering of the common shares of Box Ships, we sold to Box Ships our three containerships, the Box Voyager and the Box Trader, which we had owned and operated since the third quarter of 2010, and the CMA CGM Kingfish, which we acquired in April 2011. See "Item 4. Information on the Company."

As of the date of this annual report, our operating fleet was comprised of eight Panamax drybulk carriers and two Supramax drybulk carriers with an aggregate capacity of approximately 704,772 dwt and an average age of 8 years. In addition, we have agreed to acquire four Handysize newbuilding drybulk carriers that we expect to take delivery of between the second and fourth quarters of 2012 and two 4,800 TEU newbuilding containerships, which we expect to be delivered in 2013. We have granted Box Ships the option to acquire our newbuilding containerships by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time.

Allseas is responsible for the commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Allseas also provides commercial and technical management services for Box Ships' fleet. Allseas is controlled by Mr. Bodouroglou.

We primarily employ our vessels on period charters. We may also employ our vessels in the spot charter market, on voyage charters or trip time charters, which generally last from 10 days to three months. All of our vessels, and our two Handysize drybulk newbuilding vessels that are scheduled to be delivered to us in the second quarter of 2012, are currently employed on fixed rate time charters with an average remaining duration of 1.7 years, with expirations ranging from June 2012 to September 2015.

Factors Affecting our Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

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

•
Fleet utilization. Fleet utilization is the percentage of time that our vessels were available for generating revenue, and is determined by dividing available days by calendar days of our fleet for the relevant period.

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

The below discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations. Our business is comprised of the following main elements:

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

Out of Market Acquired Time Charters

When vessels are acquired with time charters attached and the charter rate on such charters is above or below the prevailing market rates at the time of acquisition, we include the fair value of the above or below market charter in the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management's estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition to time charter revenue, respectively. The addition to time charter revenue as a result of the amortization of below and above market acquired time charters amounted to $5.3 million in 2010 and $0 in 2011. As of December 31, 2010 and 2011, we had no asset or liability relating to out of market acquired time charters.

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

Drydocking Expenses

Drydocking costs relate to the regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with the regulations, the environmental laws and the international shipping standards. Drydocking costs can vary according to the age of the vessel, the location where the drydock takes place, the shipyard availability, the local availability of manpower and material, the billing currency of the yard, the days the vessel is off hire in order to complete its survey and the diversion necessary in order to get from the last port of employment to the yard and back to a position for the next employment. We expense drydocking costs as incurred.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives. The estimated useful life is determined to be 25 years for drybulk carriers and 30 years for containerships from the date of their initial delivery from the shipyard. Depreciation is based on cost less an estimated residual value.

Management Fees

Management fees represent fees paid to Allseas in accordance with our management agreements and accounting agreement, which are discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Management Agreements" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Accounting Agreement."

Furthermore, in order to incentivize Allseas' continued services, we entered into an agreement on November 10, 2009 with Loretto, a wholly-owned subsidiary of Allseas, pursuant to which we agreed to maintain the aggregate number of our common shares issued to Loretto at 2% of our total issued and outstanding common shares following the issuance of any additional common shares, other than issuances under our equity incentive plan or common shares issued upon the exercise of any warrants issued and outstanding as of November 10, 2009. The fair value of the shares issued to Loretto will be deemed share-based compensation for management services and will be charged to earnings and recognized in paid-in-capital on the date we become liable to issue the shares.

General and Administrative Expenses

General and administrative expenses include share-based compensation. In addition, general and administrative expenses include the cost of remuneration to directors and officers, a bonus award for executive officers, other professional services, fares and traveling expenses, directors and officers insurance and other expenses for our operations.

Prior to January 1, 2011, we had entered into consulting agreements with companies beneficially owned by our executive directors and internal legal counsel. Under the terms of the agreements, these entities provided the services of the individuals who served in the positions of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Internal Legal Counsel. Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. Please refer to "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Executive Services Agreement."

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with our indebtedness relating to the acquisition of our vessels. We have incurred financing costs and we also expect to incur interest expenses under our future credit facilities in connection with debt incurred to finance future acquisitions, as market conditions warrant.

Inflation

We expect that inflation will have only a moderate effect on our expenses under current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase, among other things, our operating, general and administrative, and financing costs. However, we expect our costs to increase based on the anticipated increased costs for crewing and lube oil.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In "—Critical Accounting Policies—Impairment of Long-lived Assets," we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2011, which takes into account the impairment loss of $271.6 million that was recorded in the statement of operations for the year ended December 31, 2011 (refer to "Critical Accounting Policies" in this section) (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this annual report.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

	Dwt	Year Built	Carrying Value
Vessel and Type
Panamax
Dream Seas (*)	75,151	2009	$38.9 million
Coral Seas	74,477	2006	$24.3 million
Golden Seas	74,475	2006	$24.3 million
Pearl Seas	74,483	2006	$24.3 million
Diamond Seas	74,274	2001	$21.1 million
Deep Seas (*)	72,891	1999	$28.5 million
Calm Seas (*)	74,047	1999	$29.7 million
Kind Seas (*)	72,493	1999	$30.1 million
Supramax
Friendly Seas	58,779	2008	$26.6 million
Sapphire Seas	53,702	2005	$20.8 million
Total	704,772		$268.6 million

_______________________________

*Indicates vessels for which we believe, as of December 31, 2011, the basic charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value as of December 31, 2011, by approximately $46.8 million. For the year ended December 31, 2011, no impairment was recorded on these vessels under our accounting impairment policy.

All of our vessels, and our two Handysize drybulk newbuilding vessels that are scheduled to be delivered to us in the second quarter of 2012, are currently employed under fixed rate time charters with an average remaining term of 1.7 years, with expirations ranging from June 2012 months to September 2015. If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

We refer you to "Item 3. Key Information—D. Risk Factors—The market values of our vessels has declined and may further decline, which could limit the amount of funds that we can borrow and has triggered and could in the future trigger certain financial covenants under our current and future credit facilities and we may incur a loss if we sell vessels following a decline in their market value". In addition we refer you to the discussion in "Item 4. Information on the Company—B. Business overview—Vessel Prices."

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

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. Based on our estimates of basic market value as described in "Item 5.Operating and Financial Review and Prospects—A. Operating results—Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels", in the event the independent market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessels carrying value.

The undiscounted projected net operating cash flows for each vessel are determined by considering the contracted charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average of similar size vessels) over the remaining estimated life of the vessel, assumed to be 25 years from the delivery of the vessel from the shipyard, net of brokerage commissions, the salvage value of each vessel, which is estimated to be $150 per lightweight ton, expected outflows for vessels' future drydocking expenses and estimated vessel operating expenses, assuming an average annual inflation rate in line with the annual U.S. inflation rate where applicable.

Since 2008, when we identified impairment indications for the first time, we have used the ten-year simple average of the one-year time charter rate for the computation of an estimated daily time charter rate for the unfixed days for each of our vessel types. We used the historical ten-year average as we believe it represents a full shipping cycle and captures the highs and lows of the market and therefore, was considered a reasonable estimation of expected future time charter rates over the remaining useful life of our vessels. During the fourth quarter of 2011, we reassessed our initial methodology and utilized the standard deviation in order to eliminate the outliers of our sample before computing the historic ten-year average of the one-year time charter rate. This reassessment was the result of the continued poor performance of the drybulk charter market in 2011, and in particular the prolonged weakness noticed in the last quarter of 2011, which exceeded our original expectations. We do not expect that the future charter rates will attain the extreme values experienced in the last shipping cycle due to various factors, including the oversupply of tonnage and the large orderbook in conjunction with the expected worldwide demand for drybulk products. The exclusion of these outliers resulted in lower average charter rates by approximately 18% to 19%, compared to the average charter rates had we not excluded these outliers. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Our analysis for the year ended December 31, 2011, indicated an impairment loss of $271.6 million relating to the write down to fair value of the carrying amount of six of our vessels, the M/V Coral Seas, the M/V Golden Seas, the M/V Diamond Seas, the M/V Pearl Seas, the M/V Sapphire Seas and the M/V Friendly Seas, which was recorded in the statement of operations. These vessels were purchased during 2007 and 2008, which was during the peak of the last shipping cycle. Our impairment test on the remaining vessels, which also involved sensitivity tests on the future time charter rates, which is the input that is most sensitive to variations, allowing for variances of up to 10% depending on the vessel type on time charter rates from our base scenario, indicated no impairment on our remaining vessels. The review of the carrying amount for each of our vessels as of December 31, 2010, indicated that such carrying amounts were recoverable.

Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate.

We estimate the useful life to be 25 years for drybulk carriers and 30 years for containerships from the date of initial delivery from the shipyard (secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life). An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation and extending it into later periods.

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

Recent Accounting Pronouncements

There are no recent accounting pronouncements that their adoption would have a material effect on our consolidated financial statements in the current year or future years.

Fleet Data and Average Daily Results

	2009	2010	2011
FLEET DATA
Average number of vessels(1)	12.00	12.11	11.54
Available days for the fleet(2)	4,322	4,295	4,054
Number of vessels at end of period	12	13	10
Average age of fleet as of year end	8	7	8
Calendar days for the fleet(3)	4,380	4,419	4,211
Fleet utilization(4)	99%	97%	96%
AVERAGE DAILY RESULTS
Vessel operating expenses(5)	$4,574	$4,520	4,279
Drydocking expenses(6)	163	596	694
Management fees(7)	996	971	1,135
General and administrative expenses(8)	2,043	4,011	2,924

______________________________
(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3)
Calendar days for the fleet are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4)	Fleet utilization is the percentage of time that our vessels were available for generating revenue, and is determined by dividing available days by calendar days of our fleet for the relevant period.
(5)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(6)	Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.
(7)	Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

Prior to the initial public offering of the common shares of our wholly-owned subsidiary, Box Ships Inc. (NYSE: TEU), or Box Ships, in April 2011, we owned and operated containerships. In the second quarter of 2011, we sold to Box Ships our three containerships, the Box Voyager and the Box Trader, which we had owned and operated since the third quarter of 2010, and the CMA CGM Kingfish, which we acquired in April 2011. See "Item 4. Information on the Company." The sale of these vessels to Box Ships was not considered as a discontinued operation, as the Company maintains a significant influence in Box Ships through its ownership of 3,437,500 shares, or approximately 21.1% of the outstanding common shares of Box Ships.

In 2010, through the acquisition of the Box Voyager and the Box Trader in the third quarter of 2010, we determined that we operated under two reportable segments and we presented our operating results on a combined and on a segment basis. Following the sale of these containerships to Box Ships in April 2011, we determined that in 2011, we operated under one reportable segment. Therefore, the presentation of the operating results for the year ended December 31, 2010, was modified accordingly.

The average number of vessels in our fleet was 11.5 for the year ended December 31, 2011, compared to 12.1 in the year ended December 31, 2010. The following analysis exhibits the primary driver of differences between these periods.

•
Time charter revenue—Time charter revenue, for the year ended December 31, 2011, was $92.1 million, compared to $118.4 million for the year ended December 31, 2010. The decrease in time charter revenue reflects principally the decrease in the charter rates earned by the vessels during 2011, compared to 2010, as a result of the lower contracted rates and the decrease in the amortization of below and above market acquired time charters from $5.3 million in 2010 to $0 in 2011. It also reflects the decrease in the number of available days of our fleet from 4,295 during 2010 to 4,054 in 2011. After deducting commissions of $5.2 million, we had net revenue of $86.9 million in 2011, compared to $111.7 million net revenue, after deducting commissions of $6.7 million, in 2010. The decrease in commissions in 2011, compared to 2010, is mainly due to the decrease in the charter rates earned by the vessels. The charter rates earned by the vessels may be affected further in the future following expiration of our current charters if the current weak charter market environment persists or worsens.

•
Voyage expenses—Voyage expenses exclude commissions and primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. In 2011, our voyage expenses amounted to $1.0 million, compared to $0.4 million in 2010. The increase in our voyage expenses is mainly due to an increase in war risk insurances in 2011.

•
Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, amounted to $18.0 million, or approximately $4,279 per day, for the year ended December 31, 2011, compared to $20.0 million, or approximately $4,520 per day, for the year ended December 31, 2010. The decrease in our operating expenses is mainly due to the decrease of the average number of our vessels from 12.1 vessels in 2010, to 11.5 vessels in 2011.

•
Dry-docking expenses—We incurred an aggregate of $2.9 million in dry-docking expenses for the year ended December 31, 2011, compared to $2.6 million in dry-docking expenses for the year ended December 31, 2010, due to the increase in vessels that underwent dry-docking in 2011, offset by the increased cost controls that resulted in lower average dry-docking cost per vessel incurred in 2011. During 2011, six vessels underwent dry-docking compared to four vessels in 2010.

•
Management fees - related party—We incurred an aggregate of $4.8 million in management fees for the year ended December 31, 2011, compared to an aggregate of $4.3 million in management fees for the year ended December 31, 2010. The increase in management fees reflects primarily the conversion of our final Kamsarmax newbuilding contract into one of our already existing 4,800 TEU containership newbuildings and the write off of the corresponding accumulated management fees that were initially capitalized, which amounted to $0.1 million, as well as the increase in the management fee per day per vessel, which was adjusted from €620 to €636.74, effective June 1, 2011. For the years ended December 31, 2011 and 2010, we recorded share-based compensation of $0.2 million relating to the award of shares to our Manager, in line with the agreement with Loretto, as described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Agreement with Loretto."

•
Depreciation—Depreciation of vessels for the year ended December 31, 2011, amounted to $32.5 million, compared to $33.7 million for the year ended December 31, 2010. The decrease in the depreciation of vessels reflects primarily the sale of the Box Voyager and the Box Trader to Box Ships and the sale of the M/V Crystal Seas to an unrelated third party.

•
General and administrative expenses—General and administrative expenses during 2011 were $12.3 million, which includes share-based compensation of $4.8 million. This compares to $17.7 million in general and administrative expenses, which includes share-based compensation of $10.5 million for 2010. The $5.4 million decrease in general and administrative expenses relates mainly to the $5.6 million decrease of share-based compensation due to the lower amortization effect of the granted share awards. In addition, the decrease in general and administrative expenses is also partly due to a $0.3 million decrease in professional services and other related costs incurred in connection with the requirements of being a publicly listed company, a $0.2 million decrease in travel and insurance expenses for officers and directors and a $0.1 million decrease in other general and administrative expenses, which were partly offset by a $0.8 million increase in the remuneration to directors and officers.

•	Impairment loss—Impairment loss of $277.3 million in 2011 relates to the write down to fair value of the carrying amount of:

a.	$5.7 million relating to the M/V Crystal Seas in the second and third quarter of 2011, which was sold in November 2011.

b.
$271.6 million relating to the write down of six of our vessels: the M/V Coral Seas, the M/V Golden Seas, the M/V Diamond Seas, the M/V Pearl Seas, the M/V Sapphire Seas and the M/V Friendly Seas (refer to "Critical Accounting Policies—Impairment of Long-Lived Assets" above).

No such impairment loss was recorded for the year ended December 31, 2010.

•
Gain / loss on sale of assets / vessel acquisition option— Loss on sale of assets of $15.2 million in 2011 relates to the loss of $0.4 million on the sale of the M/V Crystal Seas to an unrelated third party and the loss of $4.8 million, $4.0 million and $6.0 million on the sale to Box Ships of the Box Voyager, the Box Trader and the CMA CGM Kingfish, respectively. The gain of $1.1 million in 2010, relates to the gain on the sale of M/V Blue Seas of $0.3 million, the gain on the sale of the M/V Clean Seas of $0.2 million and the gain on sale of the option relating to Hull no. 623 of $0.6 million.

•
Gain from vessel early redelivery—During 2011, gain from vessel early redelivery was $1.9 million, which relates to cash compensation that we received due to the early termination of two of our period time charters, compared to $0.1 million cash compensation that we received in 2010 due to the early termination of one of our period time charters. The amount of the cash compensation we receive depends on various factors, most significant being the remaining period of the terminated time charter and the prevailing market charter rates compared to the contracted charter rate of the terminated time charter.

•
Interest and finance costs—Interest and finance costs during 2011, were $9.3 million, compared to $10.2 million for the previous year. This was due to the decrease in the average outstanding indebtedness, partially offset by the increase in the weighted average interest rates.

•
Loss on derivatives—Loss on derivatives, for the year ended December 31, 2011, of $2.3 million consists of an unrealized gain of $1.5 million, representing a gain to record at fair value our interest rate swaps, for 2011 and realized expenses of $3.8 million incurred from interest rate swaps during the year. Loss on derivatives in 2010 of $2.6 million consisted of an unrealized gain of $2.9 million, representing a gain to record at fair value our interest rate swaps, for 2010, realized expenses of $6.0 million incurred from interest rate swaps during the year and realized gain from forward foreign exchange contracts of $0.5 million.

•
Interest income—Interest income for the year ended December 31, 2011, was $0.6 million, compared to $0.3 million in 2010, reflecting the interest of $0.5 million charged to Box Ships relating to the unsecured loan granted on May 27, 2011, offset by the lower interest rates on interest bearing accounts and by the lower average amount of cash on hand that was held in such deposits.

•	Net income / loss—As a result of the above factors, net loss in 2011, was $283.5 million, compared to $22.9 million of net income in 2010.

YEAR ENDED DECEMBER 31, 2010 COMPARED TO YEAR ENDED DECEMBER 31, 2009

The average number of vessels in our fleet was 12.1 for the year ended December 31, 2010, compared to 12.0 in the year ended December 31, 2009. The following analysis exhibits the primary driver of differences between these periods.

•
Time charter revenue—Time charter revenue, for the year ended December 31, 2010, was $118.4 million, compared to $161.1 million for the year ended December 31, 2009. The decrease in time charter revenue reflects principally the decrease in the charter rates earned by the vessels during 2010, compared to 2009 as a result of the lower contracted rates and the decrease in the amortization of below and above market acquired time charters from $18.6 million in 2009, to $5.3 million in 2010. It also reflects the decrease in the number of available days of our fleet from 4,322 during 2009, to 4,295 in 2010. After deducting commissions of $6.7 million, we had net revenue of $111.7 million, in 2010, compared to $152.7 million net revenue after deducting commissions of $8.4 million in 2009. The decrease in commissions, in 2010, compared to 2009, is mainly due to the decrease in the charter rates earned by the vessels.

•
Voyage expenses—Voyage expenses exclude commissions and primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. In 2010, our voyage expenses amounted to $0.4 million, which does not vary from the voyage expenses of $0.4 million in 2009.

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

•
Dry-docking expenses—We incurred an aggregate of $2.6 million in dry-docking expenses, for the year ended December 31, 2010, compared to $0.7 million in dry-docking expenses for the year ended December 31, 2009, due to the significant increase in vessels that underwent dry-docking in 2010. During 2010, four vessels underwent dry-docking compared to one vessel in 2009.

•
Management fees - related party— We incurred an aggregate of $4.3 million in management fees for the year ended December 31, 2010, compared to an aggregate of $4.4 million in management fees for the year ended December 31, 2009. The decrease in management fees reflects primarily the decrease in share-based compensation recorded of $0.2 million in 2010 from $0.8 million in 2009, and was offset by the adjustment to the management fee per day per vessel under our revised management agreement, as well as the increase in the average number of vessels in our fleet during 2010, compared to 2009, and the corresponding increase in the number of calendar days of our fleet year over year. The share-based compensation recorded for the year ended December 31, 2009 and 2010, relates to the award of shares to our Manager, in line with the agreement with Loretto, as described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Agreement with Loretto."

•
Depreciation—Depreciation of vessels for the year ended December 31, 2010, amounted to $33.7 million, compared to $33.8 million for the year ended December 31, 2009, and reflects the sale of the M/V Blue Seas and M/V Clean Seas, which was offset by the acquisitions of the M/V Dream Seas, the Box Voyager and the Box Trader.

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

•
Gain on sale of assets / vessel acquisition option—The gain of $1.1 million in 2010 relates to the gain on the sale of M/V Blue Seas of $0.3 million, the gain on the sale of the M/V Clean Seas of $0.2 million and the gain on sale of the option relating to Hull no. 623 of $0.6 million. No options or vessels were sold during the year ended December 31, 2009.

•
Gain from vessel early redelivery—During 2010, the gain from vessel early redelivery of $0.1 million relates to cash compensation that we received due to an early termination of one of our period time charters. The $0.8 million gain from vessel early redelivery recorded in 2009, comprised of cash compensation of $0.3 million that we received due to an early termination of one of our period time charters and a gain of $0.5 million, related to the unamortized fair value of below market acquired time charter on the vessel redelivery date as a result of the early termination.

•
Interest and finance costs—Interest and finance costs during 2010 were $10.2 million, compared to $11.4 million for the previous year. This was due to the decrease in the average outstanding indebtedness, partially offset by the increase in the weighted average interest rates.

•
Loss on derivatives—Loss on derivatives, for the year ended December 31, 2010, of $2.6 million consists of an unrealized gain of $2.9 million, representing a gain to record at fair value our interest rate swaps, for 2010, realized expenses of $6.0 million incurred from interest rate swaps during the year and realized gain from forward foreign exchange contracts of $0.5 million. Loss on derivatives in 2009 of $3.2 million consisted of an unrealized gain of $3.4 million, representing a gain to record at fair value our interest rate swaps for the year and realized expenses of $6.6 million incurred during 2009.

•
Interest income—Interest income for the year ended December 31, 2010, was $0.3 million, compared to $1.0 million in 2009, reflecting the lower interest rates on interest bearing accounts and by the lower average amount of cash on hand that was held in such deposits.

•
Foreign currency gain—For the year ended December 31, 2010, we realized a foreign currency gain of $1,299,662, compared to a foreign currency loss of $21,370 for the year ended December 31, 2009. The respective gain realized during 2010 mainly reflects the foreign currency gain of $1.4 million in relation to the exchange of U.S. dollars to Euros in advance of the acquisition of the two containerships for a total purchase price of €80.0 million.

•	Net income—As a result of the above factors, net income in 2010, was $22.9 million, compared to $65.7 million of net income in 2009.

B.            Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, maintenance costs to ensure the quality of our vessels, compliance with international shipping standards and environmental laws and regulations, the funding of working capital requirements, principal repayments on loan facilities, and, with the discretion of our board of directors and subject to the consent of our lenders, the payment of dividends to our shareholders. Beginning with the first quarter of 2011, our board of directors suspended the payment of our quarterly dividend in light of the continued decline of charter rates and the related decline in asset values in the drybulk market. This suspension allows us to retain cash and increase our liquidity so we are in a better position to capitalize on investment opportunities during the weakened market conditions. See "Item 8. Financial Information—Dividend Policy."

On October 12, 2010, we entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co., as sales agent, or the Sales Agreement, and on the same day filed a prospectus supplement to our shelf registration statement on Form F-3 (Registration No. 333-164370) relating to the offer and sale of up to 15,000,000 of our common shares, par value $0.01 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. We sold an aggregate of 6,919,900 common shares pursuant to the Sales Agreement in 2010 and 2011, with net proceeds amounting to $23.2 million.

Furthermore, we have entered into contracts for the construction of four Handysize drybulk vessels and two 4,800 TEU containerships with an aggregate cost of $210.2 million, of which $149.2 million remained outstanding as of December 31, 2011 and April 26, 2012, which we intend to finance with cash on hand, operating cash flow, borrowings under our loan agreement with Nordea, as described below, and additional bank debt that we intend to arrange.

On May 5, 2011, we entered into a secured loan facility with a syndicate of major European banks led by Nordea for an amount of up to $89.5 million to finance 65% of the purchase price of our drybulk newbuilding vessels. Following the conversion of our final Kamsarmax newbuilding contract the contracts for the construction of our two 4,800 TEU newbuilding containerships in August 2011, we agreed to reduce the available amount under the facility with Nordea to $66.9 million. The amended secured loan facility is comprised of four advances, one for each of our four drybulk newbuilding vessels, available upon delivery of each vessel. Compliance with the financial covenants and security cover requirement in the facility is a prerequisite to drawdown under the facility.

If we do not acquire any additional vessels beyond our vessels under construction as of the date of this annual report, we believe that our forecasted operating cash flows, together with our existing cash and cash equivalents, will be sufficient to meet our liquidity needs for the next 12 months, assuming the charter market does not further deteriorate. If we do acquire additional vessels, we will rely on additional borrowings under credit facilities that we would seek to enter into, proceeds from future equity offerings and cash flows from operations to meet our liquidity needs going forward.

As of December 31, 2011, we had approximately $201.3 million of outstanding indebtedness, of which $32.2 million is payable within 2012, as compared to $317.8 million of outstanding indebtedness as of December 31, 2010. Restricted cash was $25.0 million as of December 31, 2011 and 2010. Apart from the secured loan facility with Nordea, we have no other borrowing capacity under our existing credit facilities, and our ability to draw amounts under that facility depends on our compliance with the financial covenants and security cover requirements of the facility as described above. For more information regarding our loan and credit facilities please refer to the discussion under the heading "Loan and Credit Facilities" below.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and, depending on the prevailing market conditions, the potential selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire vessels on favorable terms. Our dividend policy will also impact our future liquidity position.

We regularly monitor our currency exposure and, from time to time, may enter into currency derivative contracts to hedge this exposure if we believe fluctuations in exchange rates would have a negative impact on our liquidity. As of December 31, 2011 we had no currency derivative contracts.

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through the swap agreements as stated in "Item 11. Quantitative and Qualitative Disclosures about Market Risk." For a full description of our swap agreements please refer to the discussion under the heading "Financial Instruments" below.

In connection with our private placement in November 2006, we issued a total of 9,062,000 Class A common shares and 1,849,531 warrants to purchase Class A common shares to certain institutional investors and issued an additional 2,250,000 Class A common shares and 450,000 warrants to purchase Class A common shares to Innovation Holdings. The warrants to purchase our common shares detached from our common shares on July 16, 2007, upon the effectiveness of a registration statement covering 11,097,187 common shares and 1,849,531 warrants. Each warrant entitled the holder to purchase one share of Class A common stock at an exercise price of $10.00 per share. In total 2,009,525 warrants had been exercised as of December 31, 2010, while the 290,006 warrants outstanding as of December 31, 2010 expired on November 21, 2011. There were no warrants outstanding as of December 31, 2011.

Cash Flows

Cash and cash equivalents as of December 31, 2011, amounted to $14.6 million, compared to $34.8 million as of December 31, 2010. We define working capital as current assets minus current liabilities. Working capital deficit was $3.0 million as of December 31, 2011, compared to working capital surplus of $10.3 million as of December 31, 2010. This decrease was mainly due to the decrease from December 31, 2010 in cash and cash equivalents by $20.2 million, offset by the increase in the current portion of restricted cash by $3.9 million, the decrease in the current portion of long term debt by $2.9 million and, to a lesser extent, by other fluctuations in the remaining current assets and current liabilities. We consider our liquidity sufficient for our operations and we expect to finance all our working capital requirements from cash generated from the employment of our vessels, together with our existing cash and cash equivalents. The overall cash position in the future may be negatively impacted by a further decline in drybulk market rates if the current economic environment persists or worsens.

Operating Activities

 Net cash from operating activities was $45.5 million during 2011, compared to $60.6 million during 2010, mainly due to the lower cash flows from charter hire net of commissions by $23.5 million and a decrease in foreign currency gain of $1.3 million, partially offset by an increase in cash flows from other assets and liabilities of $2.2 million, a decrease in operating expenses of $2.0 million, an increase in gain from vessel early redelivery of $1.8 million, a decrease in cash paid for interest of $1.8 million, a decrease in the realized expenses incurred from derivative contracts of $1.6 million and an increase in dividends received from Box Ships of $1.5 million.

Investing Activities

 Net cash from investing activities was $43.7 million for the year ended December 31, 2011. This mainly reflects the net proceeds from the sale of the M/V Crystal Seas to an unrelated third party and the sale of the Box Voyager, the Box Trader and the CMA CGM Kingfish to Box Ships, net of the cash outflows relating to the acquisition of the CMA CGM Kingfish, which in aggregate amounted to $64.0 million, offset by the net cash outflow relating to the loan due from Box Ships of $15.0 million, the advance payments of $5.0 million regarding the construction of our newbuilding vessels and the acquisition of other fixed assets of $0.3 million. Net cash used in investing activities, for the year ended December 31, 2010, was $142.2 million, which reflects the acquisitions of the M/V Dream Seas, the Box Voyager and the Box Trader, which in aggregate amounted to $146.6 million, the advance payments of $58.5 million regarding the construction of our newbuilding vessels and the acquisition of other fixed assets of $0.2 million, offset by the net proceeds of $41.0 million from the sale of the M/V Blue Seas and the M/V Clean Seas, the sale of the option relating to Hull no. 623 of $0.6 million and the net decrease in restricted cash of $21.5 million.

Financing Activities

 Net cash used in financing activities was $109.4 million for the year ended December 31, 2011, which is the result of the long-term debt repayments of $142.6 million, the payment of financing costs of $2.1 million and by dividend payments of $3.0 million, partially offset by the proceeds from long-term debt of $26.0 million and the net proceeds from the issuance of common shares of $12.3 million. Net cash used in financing activities was $17.6 million for the year ended December 31, 2010, which is the result of the long-term debt repayments of $86.5 million, the payment of financing costs of $1.6 million and by dividend payments of $10.4 million, partially offset by the proceeds from long-term debt of $70.0 million and the net proceeds from the issuance of common shares of $10.9 million.

Loan and Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. As of December 31, 2011, we had six outstanding bank debt facilities with a combined outstanding balance of $201.3 million. These credit facilities have maturity dates between 2012 and 2020 and are repayable by quarterly principal installments and balloon payments due on maturity and bear interest based on floating rate LIBOR plus an applicable margin which ranges between 2.25% and 3.00%. The obligations under our debt facilities are secured by first priority mortgages over the vessels financed by the relevant facility, first priority assignments of all insurances and earnings of the mortgaged vessels. Scheduled long-term debt repayments due in 2012 amount to approximately $32.2 million as of December 31, 2011.

Our loan and credit facilities, as amended or refinanced, which are secured by mortgages on our vessels, contain financial and security covenants requiring us, among other things, to:

●	maintain a minimum debt service coverage ratio;

●	maintain a minimum market adjusted net worth

●	maintain a minimum leverage ratio;

●	maintain a minimum interest coverage ratio;

●	maintain a minimum working capital;

●	maintain minimum cash equivalents per vessel in our fleet and minimum liquidity; and

●	maintain minimum security cover ratios of the aggregate market value of the vessels securing the applicable loan to the principal amount outstanding under such loan.

A violation of the security cover ratio, unless cured as set forth under the applicable loan or credit facility, or any of the financial covenants contained in our loan and credit facilities constitutes an event of default under our loan and credit facilities, which, unless waived or modified by our lenders, provides our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business.

As a result of intense fluctuation of vessel values, we were not in compliance with certain financial and security cover ratio covenants contained in certain of our loan and credit facilities in the past, and as such, deposited additional security to cure the shortfall in the security cover required to be maintained under the relevant facility, obtained waivers of the relevant covenant breaches, entered into amendments to or refinanced the affected debt.

In addition, as of December 31, 2011, we were not in compliance with the security cover ratio covenants contained in our loan agreement with the Governor and Company of the Bank of Ireland, or Bank of Ireland, our loan agreement with Commerzbank AG, or Commerzbank and our loan agreement with Bank of Scotland, which require a security cover ratio of at least 110%, 125% and 110%, respectively. In addition, we were not in compliance with the minimum working capital covenant under our loan agreement with Bank of Scotland, which requires us to maintain a positive working capital of not less than $1.0 million with Bank of Scotland.

On February 3, 2012, we deposited with the Bank of Ireland additional cash security of $1.1 million, representing the shortfall between the aggregate fair market value of the mortgaged vessel as of December 31, 2011, and the security cover required to be maintained under the respective loan agreement, and therefore cured the breach of the security cover ratio covenant discussed above.

During February and March 2012, we deposited with Commerzbank additional cash security of $1.3 million, representing the shortfall between the aggregate fair market value of the mortgaged vessels as of December 31, 2011, and the security cover required to be maintained under the respective loan agreement, and therefore cured the breach of the security cover ratio covenant discussed above.

On April 26, 2012, we entered into a supplemental agreement to our loan agreement with the Bank of Scotland, pursuant to which (i) the term of the loan agreement was extended from December 9, 2012 to July 9, 2013 and the payment of $40.1 million of the lump sum payment due in December 2012 was deferred to 2013, provided, in each case, we are in full compliance with the respective loan agreement as of December 9, 2012; (ii) the breach of the security cover ratio and working capital covenant as of December 31, 2011 discussed above was waived; (iii) the application of the facility specific minimum liquidity covenant was waived until maturity and the application of the working capital covenant was waived through the second quarter of 2012, the security cover ratio was amended to 110% for the first quarter of 2012, 120% for the second quarter of 2012, 130% for the third quarter of 2012 and 140% thereafter and certain other financial covenants were amended; and (iv) the margin was increased to 3.75% on any funds that remain borrowed on or after December 9, 2012 until maturity. We also agreed to prepay an amount of $9.9 million and not to declare or pay dividends until the maturity of the loan agreement.

We may not be successful in obtaining additional waivers or amendments or refinancing the affected debt if we are not in compliance with the original covenants when the existing waivers expire. Accordingly, our lenders could accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to conduct our business and continue as a going concern.

Furthermore, all of our loan and credit facilities contain a cross-default provision that may be triggered by a default under one of our other loan and credit facilities. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross default provisions in all of our loan and credit facilities, the refusal of any one lender to grant or extend a waiver could result in all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective loan and credit facilities. If our indebtedness is accelerated in full or in part, in the current financing environment we may not be able to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan and credit facilities.

Our loan and credit facilities, as amended or refinanced, also contain other restrictions and customary events of default with respect to us and our applicable subsidiaries, such as a change of control, a cross-default with respect to financial indebtedness or a material adverse change in the financial position or prospects of the borrowers or us. In addition, under certain of our loan and credit facilities, we are required to maintain minimum charter rate levels and the termination of a charter constitutes an event of default.

In addition, under the terms of our credit facilities, our payment of dividends or other payments to shareholders is subject to no event of default and restrictions on the amount of dividends that we may pay pursuant to terms of our facilities with some of our lenders. See "Item 8. Financial Information—Dividend Policy."

Moreover, in connection with any additional waivers of or amendments to our loan and credit facilities that we obtain, our lenders may impose additional operating and financial restrictions on us to the restrictions discussed above or further modify the terms of our existing loan and credit facilities. These additional restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

For a description of our loan and credit facilities as of December 31, 2011, please see Note 12 to our consolidated financial statements included at the end of this annual report.

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

We mark-to-market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized gain or loss during the period in "Loss on derivatives" on our consolidated statement of operations as well as presenting the fair value at the end of each period in the consolidated balance sheet. The fair value of the interest rate swaps as of December 31, 2011 was a liability of $3.9 million, of which $2.6 million was presented under current liabilities and $1.3 million was presented under long-term liabilities. The fair value of the interest rate swaps at December 31, 2010 was a liability of $5.4 million, of which $3.9 million was presented under current liabilities and $1.5 million was presented under long-term liabilities. For the year ended December 31, 2011, the unrealized gain to record the interest rate swaps at fair value was $1.5 million, principally due to the decrease in our aggregate swap notional amount and the decrease in the remaining duration of our outstanding swap agreements, as described in Note 13 in our consolidated financial statements included at the end of this annual report. For the years ended December 31, 2010 and 2009, the unrealized gain to record the interest rate swaps at fair value was $2.9 million and $3.4 million, respectively. In addition, we incurred $3.9 million, $6.0 million and $6.6 million realized expenses for the years ended December 31, 2011, 2010 and 2009, respectively, which were also recorded in Loss on derivatives in the consolidated statements of operations. For more information on our fair value disclosures, refer to Note 14 in our consolidated financial statements included at the end of this annual report.

From time to time we may enter into foreign derivative instruments if we have a capital commitment in foreign currency.

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

Please read "Item 3. Key Information—D. Risk Factors" for a discussion of the material risks inherent in our business.

E.            Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.            Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2011:

	Payments due by period
Contractual Obligations	Total	Less than 1 year (2012)	1-3 years (2013-2014)	3-5 years (2015-2016)	More than 5 years (After January 1, 2017)
	(in thousands of U.S. dollars)
Senior Secured Credit Facilities	$201,285	$32,189	$80,061	$32,435	$56,600
Interest Payments (1)	26,549	8,358	9,936	5,501	2,754
Shipbuilding Contracts	149,151	66,789	82,362	-	-
Management Agreements (2)	10,435	4,613	3,902	1,920	-
Executive Services (3)	13,343	3,336	6,671	3,336	-
Rental Agreements (4)	13	13	-	-	-
Total	$400,776	$115,298	$182,932	$43,192	$59,354

___________________________
(1)
Interest Payments refer to our expected interest payments of our credit facilities by taking into account our interest rate swaps currently in effect and based on an assumed LIBOR rate of 1.0485% being the 12 month LIBOR rate as of March 30, 2012.

(2)
The amounts indicated in the above table are the minimum contractual obligations based on a management fee of $850 per day, per vessel, and of an additional fee of 1.25% of gross revenues, which will be paid to Allseas. In addition, the amounts also include minimum contractual obligations based on the management agreements with Allseas relating to the supervision of each of the contracted newbuildings pursuant to which we will pay: (1) a flat fee of $375,000 for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until we accept delivery of the respective vessel, and (2) a daily fee of $153 per vessel commencing from the date of the vessel's shipbuilding contract until we accept delivery of the respective vessel. The daily management fee of $850, as well as the daily newbuilding supervision fee of $153, derive by adjusting the fixed daily management fee of €636.74 and the fixed daily newbuilding supervision fee of €115, respectively, by the Euro/U.S. dollar exchange rate as of March 31, 2012, of €1.0000:$1.3342 and do not incorporate any inflationary increases in the rates or changes which may be agreed in the future.

(3)
The amounts indicated in the above table are the minimum executive services fee of $3.3 million per annum, which derives by adjusting the annual executive services fee of €2.5 million by a Euro/U.S. dollar exchange rate of €1.0000:$1.3342 and do not include any incentive bonus which our Board of Directors, at their discretion, may agree to pay.

(4)
We lease office space in Athens, Greece. The term of the lease will expire on September 30, 2012 and the monthly rental for the first year was €2,000, which will be adjusted thereafter annually for inflation increases. For the future minimum rent commitments, we assumed a Euro/U.S. dollar exchange rate of €1.0000:$1.3342 and we excluded inflation increases as the impact on future results of operations will not be material.

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

Name	Age	Position
Michael Bodouroglou	57	Chairman, President, Chief Executive Officer, Interim Chief Financial Officer and Class C Director
Robert Perri	39	Financial Officer
George Skrimizeas	46	Chief Operating Officer
Nigel D. Cleave	53	Class B Director
Dimitrios Sigalas	67	Class A Director
Bruce Ogilvy	69	Class B Director
George Xiradakis	47	Class A Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou, our founder and Chief Executive Officer, has been involved in the shipping industry in various capacities for more than 25 years. He has served as our Chairman, President, Chief Executive Officer and director since our formation in April 2006. Mr. Bodouroglou was appointed as our Interim Chief Financial Officer in July 2010. Mr. Bodouroglou also serves as the Chairman, President and Chief Executive Officer of Box Ships Inc., an affiliated company. Mr. Bodouroglou has owned and operated tanker and drybulk vessels since 1993. He is the founder of Allseas, which serves as the technical and commercial managing company to our fleet. Prior to 1993, Mr. Bodouroglou was employed as a technical superintendent supervising both tanker and drybulk vessels for various shipping companies. In 1977, Mr. Bodouroglou graduated with honours from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering and in 1978 he was awarded a Masters of Science in Naval Architecture. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council and is also a member of the Board of Academic Entrepreneurship of the Free University of Varna, Bulgaria. Mr. Bodouroglou serves as a member of the Hellas Committee of the classification society GL (Germanischer Lloyd) and RINA (Registro Italiano Navale). Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus.

Robert Perri has been our financial officer since September 2010. Mr. Perri also serves as the Chief Financial Officer of Box Ships Inc., an affiliated company. From 2007 to 2010, Mr. Perri served as the vice president of finance at Atlas Maritime Ltd. Prior to that, Mr. Perri was a senior global equities analyst at Zacks Investment Research from 2004 to 2007. From 2001 to 2003, Mr. Perri was an independent consultant helping entrepreneurs structure their businesses, and from 2000 to 2001, an equity research associate at First Albany Corp. From 1996 to 1998, Mr. Perri held various equity research positions at Prudential Securities and from 1995 to 1996, he was an accountant for Merrill Lynch Asset Management. Mr. Perri received his Bachelor of Science degree in Accounting and Finance from Drexel University, Philadelphia in 1995 and received his Master's of International Economics and Management with a focus on finance and banking from Bocconi University, Milan in 1999. Mr. Perri is a Chartered Financial Analyst and was the membership chair of the Hellenic CFA Society from 2005 until 2010.

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

Nigel D. Cleave has served as a non-executive director of the Company since November 2006. In January 2011, Mr. Cleave was appointed to his current position of chief executive officer of Videotel Marine International, the leading provider of maritime blended training systems. Prior to this, Mr. Cleave held the position of chief executive officer of Elias Marine Consultants Limited, providing a broad range of professional services. In 2006, Mr. Cleave was appointed chief executive officer of PB Maritime Services Limited, a ship management and marine services company, having previously served as group managing director of Dobson Fleet Management Limited from 1993 to 2006, a ship management company based in Cyprus. From 1991 to 1993, Mr. Cleave held the position of deputy general manager at Cyprus based ship management company Hanseatic Shipping Co. Ltd. and from 1988 to 1991, held various fleet operation roles based in London. From 1975 to 1986, Mr. Cleave held various positions at The Cunard Steamship Company plc, including serving in the ranks of navigating cadet officer to second officer, as well as financial and planning assistant, assistant to the group company secretary and assistant operations manager. Mr. Cleave graduated from the Riversdale College of Technology in the United Kingdom with an O.N.C. in Nautical Science and today is a Fellow of the Chartered Institute of Shipbrokers and the Chairman of the Cayman Islands Shipowners' Advisory Council.

Bruce Ogilvy has served as a non-executive director of the Company since November 2006. From 2003 to 2005 Mr. Ogilvy served as a consultant to Stelmar Tankers (Management) Ltd. and from 1992 to 2002, he was managing director of Stelmar Tankers (U.K.) Ltd., a subsidiary of Stelmar Tankers (Management) Ltd., through which the group's commercial business, including chartering and sale and purchase activities, were carried out. In 1992, Mr. Ogilvy joined Stelios Haj-Ioannou to form Stelmar Tankers (Management) Ltd., and served on its board of directors from its inception to 2003. During his ten years with Stelmar Tankers (Management) Ltd., Stelmar Shipping Ltd. completed an initial public offering on the New York Stock Exchange in 2001 and a secondary listing in 2002. Prior to his association with Stelmar Tankers (Management) Ltd., Mr. Ogilvy served in various capacities, including chartering and sale and purchase activities with Shell International. Mr. Ogilvy graduated from Liverpool University, in the United Kingdom, in 1963 with a degree as Ship Master. Mr. Ogilvy served on the Council of Intertanko, an industry body that represents the interests of Independent tanker owners, since 1994 and on its Executive Board from 2003 until 2005. Mr. Ogilvy has been an active member of the Chartered Institute of Shipbrokers for over 30 years. He served as Chairman of the London Branch from 1999 to 2001 and served as the International Chairman of the Institute from 2005 to 2007. In November 2009, Mr. Ogilvy was elected as Chairman of the Board of Trustees of the Institute of Chartered Shipbrokers Educational Trust Fund.

Dimitrios Sigalas has served as a non-executive director of the Company since March 2008. Mr. Sigalas was appointed as shipping journalist to the Greek daily newspaper "Kathimerini" in 1988. Prior to this, he served within the chartering department of Glafki (Hellas) Maritime Corporation, an Athens based shipowning company, which he joined in 1972. In 1980 Mr. Sigalas was appointed to Head of the Dry and Tanker Chartering Department within Glafki (Hellas) Maritime Corporation. Mr. Sigalas graduated from Cardiff University, Wales, with a diploma in Shipping.

George Xiradakis has served as a non-executive director of the Company since July 2008. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry. Mr. Xiradakis also provides financial advice to International Shipping Banks, Shipping Companies, as well as International and State organizations. He also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Metropolitan University, formerly known as City of London Polytechnic, and a Master of Science in Maritime Studies from the University of Wales College of Cardiff. Mr. Xiradakis is also a member of the board of directors of DryShips Inc. a company listed in NASDAQ, he is a Member of the Board of Governor of the International Propeller Club of the United States –International Port of Piraeus Board, Member of HELMEPA, and Marine Club of Piraeus. He has served as the Chairman of the National Centre of Port Development in Greece and as Chairman and CEO of Hellenic Public Real Estate Corporation.

B.            Compensation

Each of our non-employee directors received annual compensation in the aggregate amount of €45,000 per year, plus reimbursements for actual expenses incurred while acting in their capacity as a director. During 2011, we granted non-vested common shares to entities affiliated with our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer and to other directors and officers as described below under the section entitled "—Equity Incentive Plan." We do not have a retirement plan for our officers or directors.

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. Under the agreement, Allseas is entitled to an executive services fee of €2.5 million (or $3.3 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per annum, payable in 12 monthly installments, plus incentive compensation. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Executive Services Agreement. For the year ended December 31, 2011, an amount of $5.2 million was paid to Allseas for the services of our executive officers, which includes incentive compensation of $1.7 million.

In order to incentivize Allseas' continued services, we entered into an agreement on November 10, 2009, with Loretto, a wholly-owned subsidiary of Allseas, pursuant to which we have agreed to maintain the aggregate number of our common shares issued to Loretto at 2% of our total issued and outstanding common shares following the issuance of any additional common shares, other than issuances under our equity incentive plan or common shares issued upon exercise of any warrants issued and outstanding as of November 10, 2009.

On November 10, 2009 we granted to our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, effective immediately and without cost, 1,987,117 common shares in order to ensure his continued valuable incentivized engagement by partly restoring his diluted shareholding in the Company after the preceding offerings.

C.            Board Practices

Our board of directors consists of the five directors named above. Our board of directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. Sigalas and Xiradakis, expires at our 2013 annual general meeting of shareholders. The term of our Class B directors, Messrs. Cleave and Ogilvy, expires at our 2014 annual general meeting of shareholders. The term of our Class C director, Mr. Bodouroglou, expires at our 2012 annual general meeting of shareholders.

In keeping with the corporate governance rules of the NYSE, from which we have derived our definition for determining whether a director is independent, our board of directors has determined that each of Messrs. Cleave, Sigalas, Ogilvy and Xiradakis, constituting a majority of our board of directors, is independent. Under the corporate governance rules of the NYSE, a director is not considered independent unless the board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates. In making this determination, our board of directors has broadly considered all facts and circumstances the board of directors deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

We have established an audit committee comprised of three directors, each of whom our board of directors has determined to be independent under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, in addition to the NYSE independence rules. Our board of directors has also determined that each member of the audit committee has the financial experience required by Section 303A.07 of the NYSE's Listed Company Manual and other relevant experience necessary to carry out the duties and responsibilities of our audit committee. The members of the audit committee are Messrs. Cleave, Ogilvy and Xiradakis. Mr. Cleave serves as the chairman of our audit committee. Our audit committee has designated Mr. Xiradakis as our "audit committee financial expert," as such term is defined in Item 407 of SEC Regulation S-K promulgated by the SEC.

The audit committee is responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors, as well as for assisting our board of directors with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions.

We have established a compensation committee comprised of three independent directors, which is responsible for recommending to the board of directors our senior executive officers' compensation and benefits. The members of the compensation committee are Messrs. Cleave, Ogilvy and Sigalas.

We have also established a nominating and corporate governance committee comprised of three independent directors, which is responsible for recommending to the board of directors nominees for directors for appointment to board committees and advising the board with regard to corporate governance practices. The members of the nominating and corporate governance committee are Messrs. Cleave, Sigalas and Xiradakis.

We do not maintain any service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D.            Crewing and Shore Employees

As of December 31, 2011, we had one shoreside salaried employee. Allseas provides the services of our executive officers, who report directly to our board of directors, pursuant to an executive services agreement entered into between the Company and Allseas. As of December 31, 2011, we had three shoreside executive officers, Mr. Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Robert Perri, our financial officer, and Mr. George Skrimizeas, our Chief Operating Officer. In addition, Mrs. Maria Stefanou serves as our Corporate Secretary.

Allseas is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. Allseas subcontracts crewing services relating to our vessels to Crewcare, a company beneficially owned by Mr. Bodouroglou.  We believe the streamlining of crewing arrangements helps to ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

Each of our vessel-owning subsidiaries has entered into manning agreements with Crewcare, pursuant to which Crewcare provides manning services and crew for each of our vessels. As of December 31, 2011, 209 people were employed by Crewcare to crew the vessels in our fleet. We have not experienced any material work stoppages due to labor disagreements since we commenced operations in April 2006.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our executive officers and directors, individually and as a group, see "Item 7. Major Stockholders and Related Party Transactions—A. Major Shareholders."

Equity Incentive Plan

On October 11, 2006, we adopted an equity incentive plan, as amended and restated, which we refer to as the Plan, under which our and our affiliates' officers, key employees, directors and consultants are eligible to receive equity awards. Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation and the like, the number of common shares available for delivery pursuant to awards granted under the plan is 5,500,000 shares. As of the date of this annual report, we had 1,033,267 common shares remaining for issuance under the Plan.

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

Options

There were no unvested options to purchase common shares as of December 31, 2011. As of December 31, 2011, there were outstanding and exercisable 32,000 options to purchase common shares, with an exercise price of $12.00, which vested in 2007. Their weighted average remaining contractual life is 1.25 years as of December 31, 2011.

Non-vested Common Shares

All the non-vested share awards granted by us are conditioned upon the holder's continued service as an employee of the Company or of our Manager or a director of the Company, as applicable, through the applicable vesting date.

Details of our non-vested common shares granted subsequent to January 1, 2011 are noted below:

On January 31, 2011, we granted an aggregate of 40,000 non-vested shares of common stock to employees of Allseas, with a grant date fair value of $3.09 per share, which vest ratably over a three-year period commencing on December 31, 2011.

On December 1, 2011, we granted an aggregate of 40,000 non-vested common shares to our non-executive directors with a grant date fair value of $0.75 per share, which vest ratably over a two-year period commencing on December 31, 2012.

Also on December 1, 2011, we granted 1.0 million non-vested common shares to Innovation Holdings, a company wholly owned and controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, with a grant date fair value of $0.75 per share, which vest ratably over a two-year period commencing on December 31, 2012.

On January 3, 2012, we granted an aggregate of 35,000 non-vested common shares to employees of Allseas, with a grant date fair value of $0.67 per share, which vest ratably over a two-year period commencing on December 31, 2012.

On February 3, 2012, we granted an aggregate of 63,000 non-vested common shares to employees of Allseas, with a grant date fair value of $0.61 per share, which vest ratably over a two-year period commencing on December 31, 2012.

For more information on our non-vested share awards, refer to Note 16 in our consolidated financial statements included at the end of this annual report.

Item 7.                       Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth the beneficial ownership of our common shares, as of April 26, 2012, held by (i) the owners of more than five percent of outstanding common shares that we are aware of and (ii) the total number of common shares owned by our executive officers and directors as a group. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class
Michael Bodouroglou(2)	12,003,659	19.7%
All officers and directors, other than Michael Bodouroglou, as a group	360,400	*
All officers and directors, as a group	12,364,059	20.3%

*Less than one percent.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Box Ships Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.

(2)
Mr. Bodouroglou may be deemed to beneficially own 10,841,460 of these shares through Innovation Holdings, a company beneficially owned and controlled by Mr. Bodouroglou and members of his family and 1,162,199 of these shares through Loretto, a wholly owned subsidiary of Allseas that is controlled by Mr. Bodouroglou and members of his family.

As of April 26, 2012, we had 43 shareholders of record, 10 of which were located in the United States and held an aggregate of 48,590,938 of our common shares, representing 79.7% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 48,586,018 of our common shares as of April 26, 2012. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.            Related Party Transactions

Agreements with Allseas

Management Agreements

We have entered into separate management agreements with Allseas for each of the vessels in our fleet, pursuant to which Allseas is responsible for the commercial and technical management functions of our fleet. Commercial management includes, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels under charter, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, drydocking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support.  Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Bodouroglou, is the sole shareholder of Allseas.

Under the terms of the management agreements, Allseas has agreed to use its best efforts to provide technical and commercial management services upon our request in a commercially reasonable manner and may provide these services directly to us or subcontract for certain of these services with other entities. Allseas has in-house technical management capabilities, which it continues to expand. Allseas remains responsible for any subcontracted services under the management agreements. We have agreed to indemnify Allseas for losses it incurs in connection with the provision of these services, excluding losses caused by the gross negligence or willful misconduct of Allseas, its employees, subcontractors or agents. Under the agreements, Allseas' liability for  losses caused solely by its gross negligence or willful default, or that of its employees, agents or subcontractors, is limited to ten times the annual management fee payable under the management agreements, except where such loss resulted from Allseas' intentional or reckless act or omission.

Each management agreement has an initial term of five years and automatically renews for additional five-year periods, unless in each case, at least 30 days' advance written notice of termination is given by either party.

Under the management agreements, prior to June 1, 2010, we were obligated to pay Allseas a technical management fee of $650 (based on a Euro/U.S. dollar exchange rate of €1.000:$1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days the vessel is owned by us, which was adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter.

Pursuant to amendments to the management agreements effective June 1, 2010, Allseas is now entitled to a technical management fee of €620 (or $827.20 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per vessel per day, payable on a monthly basis in advance, pro rata for the calendar days the vessels are owned by us. The technical management fee is subject to annual adjustments based on the official Eurozone inflation rate. Effective June 1, 2011, Allseas' management fee was adjusted to €636.74 (or $849.54 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per vessel per day in accordance with the agreement. Allseas is also entitled to receive (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought, constructed or sold on our behalf, (iii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel, until the delivery date; and (iv) a superintendent fee of €500 (or $667.10 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per day for each day in excess of five days per calendar year for which a superintendent performed on site inspection.

We have also entered into management agreements with Allseas relating to the supervision of each our contracted newbuilding vessels, pursuant to which Allseas is entitled to: (i) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis; (ii) a daily fee of €115 (or $153.43 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per vessel commencing from the date of the vessel's shipbuilding contract; and (iii) €500 (or $667.10 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per day for each day in excess of five days per calendar year for which a superintendant performed on site inspection. The term of the management agreements expires on the completion of the construction and delivery of the vessels to us and the agreements may be terminated by either party upon 30 days' advance written notice.

A historical breakdown of the amounts incurred under our management agreements is set forth below:

	Year ended December 31,
	2009	2010	2011
Chartering and Vessel Commissions	$1,776,959	$3,865,786	$3,246,697
Management fees	4,362,908	4,292,291	4,780,500
Total	$6,139,867	$8,158,077	$8,027,197

Additional vessels that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Compensation Agreement

On January 3, 2010, we entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with a sum equal to (i) three years of management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million. The agreement shall continue for so long as Allseas serves as the commercial and technical manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party.

Administrative Services Agreement

On November 12, 2008, we entered into an administrative service agreement with Allseas, pursuant to which Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities, office cleaning services and information technology services. Allseas is entitled to reimbursement on a quarterly basis of all costs and expenses incurred in connection with the provisions of its services under the agreement. During the years ended December 31, 2011, 2010 and 2009, we paid $33,207, $31,867 and $31,373, respectively, under this agreement.

Accounting Agreement

On February 19, 2008, we entered into an accounting agreement with Allseas, as amended by a renewal agreement dated January 23, 2010. Under the agreement, as renewed, in exchange for the provision of legal, accounting and financial services, Allseas was entitled to $200,000 per year, payable quarterly, prior to January 1, 2010, and €200,000 per year, payable quarterly, from January 1, 2010 to May 31, 2010. The agreement was amended effective June 1, 2010, pursuant to which Allseas is entitled to a fee of €250,000 (or $333,550 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per year, payable quarterly, for the provision of financial accounting services, and a fee of €120,000 (or $160,104 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per year, payable quarterly, for the provision of financial reporting services. Effective January 1, 2012, the agreement was renewed, pursuant to which the fee for the provision of financial reporting services was amended to $30,000 per vessel per annum, payable quarterly. During the years ended December 31, 2011, 2010 and 2009, we paid $509,869, $418,384 and $200,000 to Allseas under this agreement.

Agreement with Loretto

On November 10, 2009, we, Allseas, and Loretto, a wholly-owned subsidiary of Allseas, entered into a tripartite agreement, whereby we agreed to issue and sell to Allseas, via Loretto, 1,023,801 common shares, representing 2% of our common shares as of November 10, 2009, in order to ensure Allseas' continued services, at a selling price of $3.68 per share. The selling price was based on our average share price over the period from May 2009 to November 2009, less a 10% discount. Pursuant to the terms of the agreement, the shares sold to Loretto were not able to be transferred for a period of one year. The selling price of $3.68 per share was lower than the fair value based on the average of the high-low trading price of the shares on the date the agreement was concluded, which was $4.425 per share. The fair value of the common shares granted on November 10, 2009 was based on the market price of the shares on the NASDAQ Global Market, which amounted to $4.5 million. The consideration received from Loretto amounted to $3.8 million. The excess of the fair value of the shares granted over the consideration received is deemed share-based compensation for management services, and amounted to $0.8 million. Under the terms of the agreement, we are obligated to issue to Loretto at no cost, such number of our common shares as will maintain Loretto's ownership of 2% of our total outstanding common shares. Accordingly, as of December 31, 2011, we granted and issued to Loretto a total of 1,162,199 of our common shares, of which 103,698 common shares were issued during the year ended December 31, 2011.

Executive Services Agreement

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our board of directors. Under the agreement, Allseas is entitled to an executive services fee of €2.5 million (or $3.3 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3342 as of March 31, 2012) per annum, payable in 12 monthly installments, plus incentive compensation. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. If the respective agreement is terminated by Allseas either for "good reason" or as a result of "change of control," as such terms are defined in the agreement, or terminated by the Company without "cause", as defined in the agreement, Allseas is entitled to receive (i) the amount of the executive services fee payable through the "termination date," as defined in the agreement; (ii) compensation equal to three years' annual executive services fee then applicable; and (iii) 3,000,000 fully vested shares of the Company's common stock.

Prior to January 1, 2011, we had consulting agreements with companies beneficially owned by our executive officers and Internal Legal Counsel. Under the terms of the agreements, these entities provided the services of the individuals who served in the positions of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Internal Legal Counsel. For the years ended December 31, 2010 and 2009, the aggregate compensation that we paid members of our senior management was $2.4 million and $2.0 million, respectively. These amounts do not reflect an additional amount of $2.2 million and $2.7 million in cash bonus awards in the aggregate, that was paid to certain of our senior executive officers for their 2010 and 2009 performance, respectively.

Manning Agreements

Allseas subcontracts crewing services relating to our vessels to Crewcare, a Philippines company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries has entered into a manning agreement with Crewcare. Prior to January 1, 2010, manning services were provided in exchange for a monthly fee of $1,100 per vessel, plus a one-time recruitment fee of $100 per officer. Effective January 1, 2010 through April 30, 2011, manning services were provided in exchange for a monthly fee of $85 per seaman for all officers and crew who serve on board each vessel, plus a one-time a recruitment fee of $110 per seaman. Effective May 1, 2011, the monthly manning service fee increased to $95 per seaman and the one-time recruitment fee increased to $120 per seaman. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training. The fees under the manning agreements are subject to amendment on an annual basis. The expenses incurred for the years ended December 31, 2011, 2010 and 2009, amounted to $321,967, $324,061 and $194,900, respectively. Crewcare also provides administrative services, which represent payment of crew wages and related costs on behalf of the Company. The balance due to Crewcare as of December 31, 2011 and 2010 amounted to $903 and $44,625, respectively.

Right of First Refusal

Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, has entered into a letter agreement with us which includes a provision requiring Mr. Bodouroglou to use commercially reasonable efforts to cause each company controlled by Mr. Bodouroglou to allow us to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Bodouroglou or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this letter agreement, Mr. Bodouroglou will notify a committee of our independent directors of any agreement that he or an affiliated entity has entered into to purchase a drybulk carrier and will provide the committee of our independent directors a seven calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee, within which to decide whether or not to accept the opportunity and nominate a subsidiary of ours to purchase the vessel or vessels, before Mr. Bodouroglou will accept the opportunity or offer it to any of his other affiliates. The opportunity offered to us will be on no less favorable terms than those offered to Mr. Bodouroglou and his affiliates. A committee of our independent directors will require a simple majority vote to accept or reject this offer.

Sale of Containerships to Box Ships

In connection with the initial public offering of the common shares of Box Ships, on April 19, 2011, we entered into agreements with Box Ships for the sale of our two 3,426 TEU 2010-built containerships, the Box Trader and the Box Voyager, in consideration for 2,266,600 common shares of Box Ships and approximately $69.2 million in cash. In addition, on April 19, 2011, we entered into an agreement with Box Ships for the sale of our 5,095 TEU 2007-built containership, the CMA CGM Kingfish, in consideration 1,170,900 common shares of Box Ships and approximately $35.8 million in cash.

The Box Trader and the Box Voyager were delivered to Box Ships on April 29, 2011 and the CMA CGM Kingfish was delivered to Box Ships on May 19, 2011. As a result of the consideration received by us being partly based on the closing price of Box Ships' common shares on the delivery date of the vessels, we recorded a non-cash loss of approximately $14.8 million in the second quarter of 2011. As of the date of this annual report, we owned 3,437,500 common shares, or approximately 21.1%, of the outstanding common shares of Box Ships.

Loan agreement with Box Ships

On May 27, 2011, we agreed to make available to Box Ships an unsecured loan of up to $30.0 million for the purpose of partly financing the acquisition of Box Ships' initial fleet and general corporate purposes, including meeting working capital needs, which Box Ships drew in full in May 2011. In August 2011, Box Ships prepaid an amount of $15.0 million. This facility bears interest at LIBOR plus 4.0%, and is repayable in full in April 2013. The loan may be prepaid in whole or in part at any time during the life of the facility. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan and Credit Facilities."

Non-Competition Agreement with Box Ships and Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer

On April 19, 2011, we entered into an agreement with Box Ships and our Chairman, President, Chief Executive Officer, and Interim Chief Financial Officer, Mr. Michael Bodouroglou, reflecting, among others, the provisions described below:

For so long as (i) Mr. Bodouroglou is a director or executive officer of our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent and we will not, directly or indirectly, acquire or charter any containership vessel without the prior written consent of Box Ships.

In addition, under the terms of the agreement, we agreed to grant Box Ships a right of first offer on any proposed sale, transfer or other disposition of any container vessel owned by us. Furthermore, for so long as (i) Mr. Bodouroglou is a director or executive officer of our Company and Box Ships and (ii) we are the beneficial owner of not less than 5% of the total issued and outstanding common shares of Box Ships, we will also grant Box Ships a right of first refusal over any employment opportunity for a container vessel presented or available to us with respect to any vessel owned by us, other than our two 4,800 TEU newbuilding containerships subject to the option agreement with Box Ships described below.

Notwithstanding this agreement, Box Ships may claim business opportunities that would benefit us, such as the hiring of employees, the acquisition of other businesses, or the entry into joint ventures, and in each case other than business opportunities in the drybulk shipping industry, and this could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

If we no longer beneficially own shares representing at least 5% of the total issued and outstanding common shares of Box Ships or Mr. Michael Bodouroglou is no longer a director or executive officer of both our Company and Box Ships, then our obligations under this agreement will terminate.

Vessel Option Agreement with Box Ships

On April 19, 2011, we entered into an agreement with Box Ships, pursuant to which we granted Box Ships the option to acquire our two 4,800 TEU container vessels under construction, which are scheduled to be delivered to us during the fourth quarter of 2013, by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. Under the terms of the agreement, the purchase price payable by Box Ships for each of the vessels shall be the greater of (i) our actual carrying cost of the vessel at the date the option is exercised, together with any actual expenses incurred by us in connection with the construction contracts or the vessels; and (ii) the fair market value of the construction contract or vessel at the date the option is exercised, as determined by the average of two independent ship broker's valuations, one selected by us and one selected by Box Ships.

To the extent Box Ships does not exercise its options to acquire one or both of these vessels, we will be permitted to operate, or sell, the vessels pursuant to a waiver that Box Ships will grant to us under the non-competition agreement described above, provided that we will grant to Box Ships a right of first offer on any proposed sale, transfer or other disposition of the vessels. We will also be entitled to charter the vessels on a period charter commencing not more than 45 days after delivery of the vessels to us.

Registration Rights Agreement

On April 19, 2011, we entered into a registration rights agreement with Box Ships and Neige International, as nominee for Proplous Navigation, pursuant to which Box Ships granted us and Neige International, and our affiliates or transferees, certain registration rights with respect to our common shares of Box Ships. Pursuant to the agreement, we and Neige International, and our affiliates and transferees, have the right, subject to certain terms and conditions, to require Box Ships, on up to three separate occasions following April 19, 2012, the anniversary of the closing of the initial public offering of Box Ships, to register under the Securities Act, common shares of Box Ships held by us and Neige International, or our affiliates or transferees, for offer and sale to the public (including by way of underwritten public offering) and incidental or "piggyback" rights permitting participation by Box Ships in certain registrations of its common shares.

Lease of Office Space

We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd., a company beneficiary owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. The term of the lease is for five years and commenced on October 1, 2007 and expires on September 30, 2012. The monthly lease payment for the first year is €2,000, plus 3.6% tax, and is thereafter adjusted annually for inflation increases in accordance with the official Greek inflation rate.

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

Dividend Policy

In light of the continued decline of charter rates and the related decline in asset values in the drybulk market, as well as a highly challenged financing environment, our board of directors, beginning with the first quarter of 2011, has suspended payment of our common share quarterly dividend. Our dividend policy will be assessed by the board of directors from time to time. The suspension allows us to retain cash and increase our liquidity so we are in a better position to capitalize on investment opportunities during the weakened market conditions. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our loan and credit facilities, may limit our ability to pay dividends.

Our previous dividend policy was to declare and pay quarterly dividends to the holders of our common shares in March, May, August and November of each year in amounts substantially equal to our available cash flow from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and interest expense) and any reserves our board of directors determined we should maintain for reinvestment in our business to cover, among other things, drydocking, intermediate and special surveys, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital.

Since our initial public offering in August 2007, we have declared and paid the following dividends:

Respective Period	Dividend per Share	Declaration Date	Record Date
Third quarter 2007	$0.4375	November 15, 2007	November 21, 2007
Fourth quarter 2007	$0.4375	February 12, 2008	February 19, 2008
First quarter 2008	$0.4375	May 13, 2008	May 29, 2008
Second quarter 2008	$0.50	August 1, 2008	August 28, 2008
Third quarter 2008	$0.50	November 12, 2008	November 17, 2008
Fourth quarter 2008	$0.05	March 17, 2009	March 30, 2009
First quarter 2009	$0.05	May 19, 2009	May 29, 2009
Second quarter 2009	$0.05	August 11, 2009	August 25, 2009
Third quarter 2009	$0.05	November 10, 2009	December 1, 2009
Fourth quarter 2009	$0.05	February 22, 2010	March 1, 2010
First quarter 2010	$0.05	May 3, 2010	May 17, 2010
Second quarter 2010	$0.05	August 9, 2010	August 16, 2010
Third quarter 2010	$0.05	November 15, 2010	November 26, 2010
Fourth quarter 2010	$0.05	March 1, 2011	March 14, 2011

The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, the restrictions in our loan and credit facilities, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

Because we are a holding company with no material assets other than the shares of our subsidiaries, which will directly own the vessels in our fleet, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. We cannot assure you that, after the expiration or termination of our charters, we will have any sources of income from which dividends may be paid.

In addition, under the supplemental agreement we entered into with the Bank of Scotland on April 26, 2012, we are not permitted to declare or pay any dividends until the maturity of our loan agreement with the Bank of Scotland which, under the terms of the supplemental agreement, may be extended from December 2012 to July 2013. See Note 12 in our consolidated financial statements included at the end of this annual report.  Furthermore, certain of our other loan and credit facilities restrict the amount of dividends we may pay to $0.50 per share per annum and limit the amount of quarterly dividends we may pay to 100% of our net income for the immediately preceding financial quarter. We are also required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, $25.0 million or $1.25 million per vessel.

Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan and credit facilities. The terms of our loan and credit facilities contain a number of financial covenants and general covenants that require us to, among other things, maintain security cover ratios, minimum cash balances and insurance including, but not limited to, hull and machinery insurance in an amount at least equal to the fair market value of the vessels financed, as determined by third party valuations. We may not be permitted to pay dividends in any amount under our loan and credit facilities if we are in default of any of these loan covenants or if we do not meet specified debt coverage ratios and minimum charter rate levels.

We believe that, under current law (effective through 2012), so long as our shares are listed on the NYSE, any dividend payments we make from earnings and profits will constitute "qualified dividend income" and, as such, non-corporate U.S. stockholders that satisfy certain conditions will generally be subject to a maximum 15% U.S. federal income tax rate with respect to such dividend payments. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as a capital gain. Legislation has previously been proposed in the U.S. Congress which would, if enacted, make it unlikely that our dividends would qualify for the reduced rates. As of the date hereof, it is not possible to predict whether such proposed legislation would be enacted. Please see "Item 10. Additional Information—E. Taxation" for additional information relating to the tax treatment of our dividend payments.

B.            Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report.

Item 9.                       Listing Details

Our common shares commenced trading on the NASDAQ Global Market on August 9, 2007 under the symbol "PRGN." On March 24, 2010, our common shares stopped trading on the NASDAQ Global Market and commenced trading on the NYSE under the symbol "PRGN". The following table sets forth the high and low closing prices for our common shares for the periods indicated.

	High	Low
For the year ended December 31,
2007 (1)	$27.00	$14.50
2008	$21.80	$2.37
2009	$6.12	$2.87
2010	$5.16	$3.39
2011	$3.44	$0.59

(1) For the period from August 9, 2007, the date on which our common stock began trading on the NASDAQ Global Market, until the end of the period.

	High	Low
For the quarter ended
March 31, 2010	$5.16	$4.29
June 30, 2010	$5.01	$3.55
September 30, 2010	$4.28	$3.44
December 31, 2010	$3.98	$3.39
March 31, 2011	$3.44	$2.85
June 30, 2011	$3.08	$1.89
September 30, 2011	$2.02	$0.79
December 31, 2011	$1.20	$0.59
March 31, 2012	$0.95	$0.57

	High	Low
For the month ended
October 2011	$1.20	$0.76
November 2011	$0.98	$0.72
December 2011	$0.75	$0.59
January 2012	$0.70	$0.57
February 2012	$0.95	$0.59
March 2012	$0.90	$0.81
April 2012 (2)	$0.82	$0.69

(2) For the period from April 1, 2012 to April 26, 2012.

Item 10.                      Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and articles of association

Our amended and restated articles of incorporation were filed as Exhibit 1 to our Report on Form 6-K filed with the SEC on April 21, 2010 and incorporated by reference into Exhibit 3.1 to our Registration Statement on Form F-3 (Registration No. 333-164370) declared effective by the SEC on February 5, 2010. Our amended and restated bylaws were filed as Exhibit 99.1 to our report on Form 6-K filed with the SEC on August 15, 2007 and incorporated by reference into Exhibit 3.2 to our Registration Statement on Form F-1 (Registration No. 333-143481) declared effective by the SEC on July 16, 2007. The information contained in these exhibits is incorporated by reference herein.

A description of the material terms of our amended and restated articles of incorporation and amended and restated bylaws is included in the section entitled "Description of Capital Stock" in our Registration Statement on Form F-3 (Registration No. 333-152979) and is incorporated by reference herein, provided that since the date of that Registration Statement, certain information regarding our authorized capitalization, stockholder rights agreement and the listing of our common shares has been amended as follows:

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 780,000,000 registered shares of stock, of which:

•	750,000,000 shares are designated as Class A common stock, par value $0.001 per share;

•	5,000,000 shares are designated as Class B Common stock, par value $0.001 per share

•
25,000,000 shares are designated as preferred stock, par value $0.001 per share, of which 1,000,000 shares are designated Series A Participating Preferred Stock in connection with the adoption of our Stockholders Rights Agreement described under "—Stockholders Rights Agreement."

As of the date of this annual report, we had issued and outstanding 60,994,464 common shares.

Stockholder Rights Plan

We adopted a stockholder rights plan on January 4, 2008, and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.001 per share to shareholders of record at the close of business on February 1, 2008. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $75, subject to adjustment. The rights will expire on the earliest of (i) February 1, 2018 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of us. We believe that the shareholder rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and adopted the plan as a matter of prudent corporate governance. On December 16, 2009, we amended the plan to exclude Innovation Holdings, S.A., Michael Bodouroglou, and their affiliated entities, from the definition of "acquiring person."

Listing

Our common shares are listed on the NYSE under the symbol "PRGN."

C.	Material Contracts

We refer you to "Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Loan and Credit Facilities" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" for a discussion of our material agreements that we have entered into during the two-year period immediately preceding the date of this annual report.

Other than the agreements discussed in the aforementioned sections of this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party.

D.	Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.	Taxation

MATERIAL U.S. AND MARSHALL ISLANDS INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. and Marshall Islands income tax considerations applicable to us, and to a U.S. Holder and a Non-U.S. Holder, each as defined below, of the ownership of our common shares. This discussion does not purport to deal with the tax consequences of owning our common shares to all categories of shareholders, some of which, such as dealers in securities, investors whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with shareholders who hold our common shares as capital assets. Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their particular situation under U.S. federal, state, local or foreign law of the ownership of our common shares.

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

The Treasury Regulations under Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. During 2011, our common shares were "primarily traded" on the NYSE.

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

For the 2011 taxable year, we were not subject to the 5% Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. Therefore, we believe that we were exempt from U.S. federal income tax on our U.S.-source shipping income for the 2011 taxable year. However, there is no assurance that we will continue to qualify for the benefits of Section 883 for any future taxable year. For example, our shareholders could change in the future, and thus we could become subject to the 5% Override Rule.

Taxation in Absence of Exemption under Section 883

To the extent the tax exemption of Section 883 is unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated U.S.-source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. In the year ended December 31, 2011, approximately 18.8% of our shipping income was attributable to the transportation of cargoes either to or from a U.S. port and approximately 9.7% of our shipping income was U.S.-source shipping income. In the absence of exemption from tax under Section 883, we would have been subject to a 4% tax on our gross U.S.-source shipping income equal to approximately $0.4 million for the year ended December 31, 2011.

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

Pursuant to recently enacted legislation, individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations).  Specified foreign financial assets would include, among other assets, the common shares, unless the shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

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

Item 11.                    Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

The international drybulk and containership industries are capital intensive industries, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with London Inter-Bank Offered Rate, or LIBOR. Increasing interest rates could adversely impact future earnings. In order to mitigate this specific market risk we entered into interest rate swap agreements. The purpose of the agreements was to manage interest cost and the risk associated with changing interest rates by limiting our exposure to interest rate fluctuations within the ranges stated below. During 2010 and 2011, LIBOR was below the floor rates and thus we paid the floor rates. As an indication of the extent of our sensitivity to interest rates changes based upon our debt level and interest rate swap agreements, a 100 basis points increase in interest rates would have resulted in a net increase in interest expense (including interest rate swap agreements) of approximately $ 1.2 million and $1.5 million for the years ended December 31, 2010 and 2011, respectively.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred approximately 22% and 31% of our expenses in currencies other than U.S. dollars (mainly in Euros) for the years ended December 31, 2010 and 2011, respectively. This increase mainly relates to the increase in the amounts that were payable in Euros under our Agreements with Allseas as discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions". For accounting purposes, expenses incurred in currencies other than into U.S. dollars, are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not normally hedge currency exchange risks relating to operations and our operating results could be adversely affected as a result. However, due to our relatively low percentage exposure to currencies other than our base currency, which is the U.S. dollar, we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic. The impact of a 10% increase in exchange rates, on the level of expenses incurred for the years ended December 31, 2010 and 2011 in currencies other than U.S. dollars, would be approximately $1.0 million and $1.2 million, respectively.

Item 12.                     Description of Securities Other than Equity Securities

A.            Debt securities

Not applicable.

B.            Warrants and rights

Not applicable.

C.            Other securities

Not applicable.

D.            American depository shares

Not applicable.

PART II

Item 13.                    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                     Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

Warrant Agreement Amendment

We concluded a private placement in November 2006 pursuant to which we issued a total of 9,062,000 Class A common shares and 1,849,531 warrants to purchase Class A common shares to certain institutional investors and issued an additional 2,250,000 Class A common shares and 450,000 warrants to purchase Class A common shares to Innovation Holdings. In total, we issued 2,299,531 warrants. Each warrant entitles the holder to purchase one share of Class A common stock at an exercise price of $10.00 per share and became exercisable upon the public offering of our common shares in August 2007 and was exercisable at any time thereafter until its expiration. In total, 2,009,525 warrants had been exercised as of December 31, 2011, while the 290,006 warrants outstanding as of December 31, 2010 expired on November 21, 2011. There were no warrants outstanding as of December 31, 2011.

We and the majority of the warrant holders agreed to amend the exercise features of the warrants on May 7, 2007, which agreement is binding to all warrant holders. The warrants, as amended, could only be exercised for Class A common shares, removing the prior exercise terms which also allowed the warrant holders at their option to elect a cash settlement.

On October 26, 2007, the 450,000 warrants issued to Innovation Holdings were exercised and, on November 1, 2007, another 210,000 warrants were exercised by another shareholder. We received in total $6.6 million in net proceeds and 660,000 common shares were issued from the exercise of those warrants at an exercise price of $10.00 per share.

During the year ended December 31, 2008, another 1,349,525 warrants in the aggregate were exercised by other shareholders; we received $13.5 million in net proceeds and 1,349,525 common shares were issued from the exercise of those warrants.

Stockholder Rights Plan

We have adopted a stockholder rights plan, pursuant to which each share of our common stock includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A Participating Preferred Stock if any third party seeks to acquire control of a substantial block of our common stock without the approval of our board of directors. See "Item 10. Additional Information—B. Memorandum and articles of association—Stockholder Rights Plan."

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

Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer has concluded that our disclosure controls and procedures are effective as of December 31, 2011.

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

Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2011 is effective.

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

Deloitte Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte, our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2011, which is reproduced in its entirety in Item 15(c) below.

c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Paragon Shipping Inc.
Majuro, Republic of The Marshall Islands

We have audited the internal control over financial reporting of Paragon Shipping Inc. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
April 27, 2012

d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16.                     [Reserved]

Item 16A.                  Audit Committee Financial Expert

On May 19, 2009, our audit committee designated George Xiradakis as our "audit committee financial expert," as that term is defined in Item 407 of Regulation S-K promulgated by the SEC. Our board of directors has determined that Mr. Xiradakis is independent according to Rule 10A-3 of the Exchange Act and the NYSE independence rules. Prior to May 2009, we did not believe it was necessary to have an "audit committee financial expert," as defined in Item 407 of SEC Regulation S-K, because our board of directors had determined that each member of the audit committee had the financial experience required by Section 303A.07 of the NYSE's Listed Company Manual and other relevant experience necessary to carry out the duties and responsibilities of the audit committee.

Item 16B.                 Code of Ethics

We have adopted a Corporate Code of Business Ethics and Conduct, or Code of Ethics, that applies to our officers, directors, agents and employees. Our Code of Ethics is posted on our website: http://www.paragonship.com, under "Profile" and "Code of Ethics" and was filed as Exhibit 99.2 to the Form 6-K filed with the SEC on August 15, 2007. Copies of our Code of Ethics are available in print, without charge, upon request to Paragon Shipping Inc., 15 Karamanli Ave., GR 166 73, Voula, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Ethics by posting such information on our website within 5 business days following the date of the amendment or waiver.

Item 16C.                  Principal Accountant Fees and Services

Our principal accountants, Deloitte, an independent registered public accounting firm and member of Deloitte Touche Tohmatsu, have billed us for audit, audit-related and non-audit services as follows:

	2010	2011
	Stated in USD

Audit fees	$870,890	$739,006
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-

Total	$870,890	$739,006

Audit fees represent compensation for professional services rendered for the (i) audit of the consolidated financial statements and internal control over financial reporting of the Company; (ii) for the review of the quarterly financial information; and (iii) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by Paragon or its subsidiaries, including fees relating to filing of the F-1 registration statement of Box Ships while, Box Ships was still a subsidiary of the Company.

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by our independent auditors in order to assure that they do not impair the auditor's independence from the Company. Engagements for proposed services to be performed by the independent auditors either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2011.

Item 16D.                  Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.                  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Purchases of Equity Securities by Innovation Holdings for the year ended December 31, 2011:

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Amount in US $ that May Yet Be Expected on Share Repurchases Under Programs

October 2011	151,055	$0.8370	0	N/A

_____________________

(1) Share purchases were made in open-market transactions.

Item 16F.                  Change in Registrant's Certifying Accountant

None.

Item 16G.                 Corporate Governance

Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted NYSE required practices, such as (a) having a majority of independent directors, (b) establishing audit, compensation and nominating committees comprised entirely of independent directors; and (c) adopting and disclosing a Code of Ethics for directors, officers and employees and promptly disclosing any waivers of or amendments to such code.

The significant differences between our corporate governance practices and the practices required by the NYSE are set forth below.

Executive Sessions

The NYSE requires that non-management directors of listed companies meet regularly in executive sessions without management. The NYSE also requires that all independent directors of listed companies meet in an executive session at least once a year. As permitted under Marshall Islands law and our amended and restated bylaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Corporate Governance Guidelines

The NYSE requires listed companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

Shareholder Approval of Equity Compensation Plans

The NYSE requires listed companies to obtain prior shareholder approval to adopt or materially revise any equity compensation plan. As permitted under Marshall Islands law and our amended and restated bylaws, we do not need prior shareholder approval to adopt or revise equity compensation plans, including our equity incentive plan.

Item 16H.                 Mine Safety Disclosure

Not applicable.

 PART III

Item 17.                     Financial Statements

See "Item 18. Financial Statements."

Item 18.                     Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.                     Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Paragon Shipping Inc., incorporated by reference to Exhibit 1 to the Company's Report on Form 6-K filed with the SEC on April 21, 2010.
1.2	Amended and Restated By-laws of the Company, incorporated by reference to Exhibit 99.1 to the Company's Report on Form 6-K filed with the SEC on August 15, 2007.
2.1	Form of Share Certificate, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1 (File No. 333-143481), filed with the SEC on June 4, 2007.
4.1
Form of Amended and Restated Registration Rights Agreement, incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 (File No. 333-144687), filed with the SEC on July 30, 2007.

4.2
Form of Initial Purchaser Registration Rights Agreement, incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1/A (File No. 333-143481), filed with the SEC on June 4, 2007.

4.3
Innovation Holdings Registration Rights Agreement, incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form F-1 (File No. 333-143481), filed with the SEC on June 4, 2007.

4.4	Amended and Restated Equity Incentive Plan, incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.
4.5	Stockholders Rights Agreement, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement (File No. 001-33655), filed with the SEC on January 4, 2008.
4.6	First Amendment to Stockholders Rights Agreement, incorporated by reference to Exhibit 4.2 to the Company's Registration Statement (File No. 001-33655), filed with the SEC on March 18, 2010
4.7	Form of Management Agreement, incorporated by reference to Exhibit 10.2 to the Company's Registration Statement (File No. 333-143481), filed with the SEC on June 4, 2007.
4.8	Form of Amended Management Agreement, incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.
4.9	Form of Management Agreement for newbuilding vessels under construction, incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.
4.10
Form of Commerzbank AG Senior Secured Revolving Credit Facility, dated November 29, 2007, incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F, filed with the SEC on May 2, 2008.

4.11
Form of Commerzbank AG Senior Secured Revolving Credit Facility Supplemental Agreement, dated March 9, 2010, incorporated by reference to Exhibit 4.12 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.

4.12
Form of Supplemental Letter, dated December 27, 2010, to a Commerzbank AG Senior Secured Revolving Credit Facility, dated November 29, 2007, as amended and supplemented by a supplemental agreement, dated March 9, 2010, incorporated by reference to Exhibit 4.13 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011

4.13
Supplemental Letter, dated May 24, 2011, to a Commerzbank AG Senior Secured Revolving Credit Facility, dated November 29, 2007, as amended and supplemented by a supplemental agreement and as further supplemented by a supplemental letter dated December 27, 2010, dated March 9, 2010

4.14
Supplemental Letter, dated August 1, 2011, to a Commerzbank AG Senior Secured Revolving Credit Facility, dated November 29, 2007, as amended and supplemented by supplemental agreements, dated March 9, 2010, December 27, 2010 and May 24, 2011

4.15
Loan Agreement, dated August 12, 2011, relating to a secured term loan facility of up to $57,000,000 between Paragon Shipping Inc. and Commerzbank AG and the banks and financial institutions listed therein

4.16
Form of Bayerische Hypo-und Vereinsbank AG Secured Credit Facility, dated November 19, 2007, incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 20-F, filed with the SEC on May 2, 2008.

4.17
Form of Bayerische Hypo-und Vereinsbank AG Secured Credit Facility Supplemental Agreement, dated February 25, 2009, incorporated by reference to Exhibit 99.3 to the Company's Report on Form 6-K, filed with the SEC on April 7, 2009.

4.18
Form of UniCredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG) Secured Credit Facility Second Supplemental Agreement, dated March 24, 2010, incorporated by reference to Exhibit 4.16 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.

4.19
Form of UniCredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG) Secured Credit Facility, dated November 19, 2007, as amended and restated by a first supplemental agreement, dated February 25, 2009 and a second supplemental agreement, dated March 24, 2010, incorporated by reference to Exhibit 4.17 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.

4.20
Form of UniCredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG) Secured Credit Facility Third Supplemental Agreement, dated December 29, 2010, incorporated by reference to Exhibit 4.18 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.

4.21
Fourth Supplemental Agreement, dated October 27, 2011, relating to a secured credit facility o f up to $90,000,000 between Paragon Shipping Inc. and UniCredit Bank AG and the banks and financial institutions listed therein

4.22
Form of Bank of Scotland plc Secured Revolving Credit Facility, dated December 4, 2007, incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 20-F, filed with the SEC on May 2, 2008.

4.23
Form of Bank of Scotland plc Secured Revolving Credit Facility Supplemental Agreement, dated March 13, 2009, incorporated by reference to Exhibit 99.4 to the Company's Report on Form 6-K, filed with the SEC on April 7, 2009.

4.24
Form of Bank of Scotland plc Secured Revolving Credit Facility Supplemental Letter, dated June 12, 2009, incorporated by reference to Exhibit 4.21 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.

4.25
Form of Bank of Scotland plc Amending and Restating Agreement, dated March 9, 2010, relating to a Secured Revolving Credit Facility, dated December 4, 2007, as supplemented by supplemental agreements dated March 13, 2009 and June 12, 2009, incorporated by reference to Exhibit 4.22 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.

4.26
Form of Bank of Scotland plc Secured Revolving Credit Facility, dated December 4, 2007, as amended and restated by an amending and restating agreement, dated March 9, 2010, incorporated by reference to Exhibit 4.23 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.

4.27
Form of Supplemental Letter, dated December 31, 2010, to the Bank of Scotland plc Secured Revolving Credit Facility, dated December 4, 2007, as amended and restated by an amending and restating agreement dated March 9, 2010, incorporated by reference to Exhibit 4.24 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.

4.28
Supplemental Letter, dated December 15, 2011, to the Bank of Scotland plc Secured Revolving Credit Facility, dated December 4, 2007, as amended and restated by an amending and restating agreement dated March 9, 2010 and as further amended and supplemented by a supplemental letter agreement dated December 31, 2010

4.29	Form of Bank of Ireland Credit Facility, dated March 30, 2009, incorporated by reference to Exhibit 99.6 to the Company's Report on Form 6-K, filed with the SEC on April 7, 2009.
4.30
Form of Bank of Ireland Credit Facility Supplemental Agreement, dated March 23, 2010, incorporated by reference to Exhibit 4.29 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.

4.31	Supplemental Letter, dated December 23, 2011, relating to the Loan Agreement with Bank of Ireland, dated March 30, 2009, as supplemented by the supplemental agreement dated March 23, 2010
4.32	Form of HSH Nordbank AG Loan Agreement, dated July 31, 2008, incorporated by reference to Exhibit 99.2 to the Company's Report on Form 6-K, filed with the SEC on April 7, 2009.
4.33	Form of HSH Nordbank AG Loan Agreement Supplemental Agreement, dated April 3, 2009, incorporated by reference to Exhibit 99.7 to the Company's Report on Form 6-K, filed with the SEC on April 7, 2009.
4.34	Form of HSH Nordbank AG Loan Agreement Waiver Letter, dated March 1, 2010, incorporated by reference to Exhibit 4.32 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.
4.35
Form of HSH Nordbank AG Loan Agreement Second Supplemental Agreement, dated April 16, 2010, incorporated by reference to Exhibit 4.33 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.

4.36	Waiver Letter, dated August 5, 2011, to a HSH Nordbank AG Loan Agreement, dated July 31, 2008, as supplemented and amended
4.37	Third Supplemental Agreement, dated September 1, 2011, relating to the HSH Nordbank AG Loan Agreement, dated July 31, 2008, as supplemented and amended
4.38	Form of HSBC Bank plc Secured Loan Agreement, dated July 2, 2010, incorporated by reference to Exhibit 4.34 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.
4.39	Form of Credit Suisse AG Loan Agreement, dated July 28, 2010, incorporated by reference to Exhibit 4.35 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.
4.40	Loan Agreement, dated April 21, 2011, relating to a secured term loan facility of $26,000,000 between Paragon Shipping Inc. and Credit Suisse AG
4.41	Loan Agreement, dated May 5, 2011, relating to a $89,515,000 facility between Paragon Shipping Inc. and Nordea Bank Finland PLC and the banks and financial institutions listed therein
4.42
Notice of Partial Cancellation of Total Commitments, dated August 5, 2011, relating to a $89,515,000 facility between Paragon Shipping Inc. and Nordea Bank Finland PLC and the banks and financial institutions listed therein

4.43	Waiver Letter, dated January 13, 2012, relating to a $89,515,000 facility between Paragon Shipping Inc. and Nordea Bank Finland PLC and the banks and financial institutions listed therein
4.44
Controlled Equity Offering Sales Agreement between the Company and Cantor Fitzgerald & Co., dated October 12, 2010, incorporated by reference to Exhibit 99.1 to the Company's Report on Form 6-K, filed with the SEC on October 13, 2010

4.45
Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009, incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 20-F, filed with the SEC on March 31, 2010.

4.46
Purchase Agreement between Eridanus Trader Co. and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the M.V. Box Trader, incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F of Box Ships Inc., filed with the SEC on March 16, 2012.

4.47
Purchase Agreement between Ardelia Navigation Limited and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the M.V. Box Voyager, incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F of Box Ships Inc., filed with the SEC on March 16, 2012.

4.48
Purchase Agreement between Delfis Shipping Company S.A. and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the M.V. CMA CGM Kingfish, incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F of Box Ships Inc., filed with the SEC on March 16, 2012.

4.49
Loan Agreement between Box Ships Inc., as Borrower, and Paragon Shipping Inc., as Lender, relating to an unsecured loan of up to $30.0 million, incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F of Box Ships Inc., filed with the SEC on March 16, 2012.

4.50
Purchase Option Agreement between Box Ships Inc. and Paragon Shipping Inc., incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F of Box Ships Inc., filed with the SEC on March 16, 2012.

4.51
Non-Competition Agreement between Box Ships Inc., Paragon Shipping and Michael Bodouroglou, incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F of Box Ships Inc., filed with the SEC on March 16, 2012.

4.52
Registration Rights Agreement between Paragon Shipping, Neige International Inc., as nominee for Proplous Navigation S.A. and Box Ships Inc., incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F of Box Ships Inc., filed with the SEC on March 16, 2012.

4.53	Form of Manning Agreement between vessel owning subsidiaries of Paragon Shipping Inc. and Crewcare Inc.
4.54	Administrative Services Agreement, dated November 12, 2008, between Paragon Shipping Inc. and Allseas Marine S.A.
4.55	Accounting Agreement Renewal, dated January 23, 2010, between Paragon Shipping Inc. and Allseas Marine S.A.
4.56	Addendum No. 1, dated June 1, 2010, to the Accounting Agreement Renewal, dated January 23, 2010, between Paragon Shipping Inc. and Allseas Marine S.A.
4.57	Accounting Agreement Renewal 2012, dated February 16, 2012 between Paragon Shipping Inc. and Allseas Marine S.A.
4.58	Form of Addendum No. 1 to Management Agreement
4.59	Supplemental Agreement, dated April 26, 2012, between Bank of Scotland plc and Paragon Shipping Inc.
8.1	Subsidiaries of Paragon Shipping Inc.
11.1	Code of Ethics, incorporated by reference to Exhibit 99.2 the Report on Form 6-K of Paragon Shipping Inc., filed with the SEC on August 15, 2007.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARAGON SHIPPING INC.

By:      /s/ Michael Bodouroglou
Name: Michael Bodouroglou
Title:   Chairman, President Chief Executive Officer
                                                                                                                            and Interim Chief Financial Officer

Dated: April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Paragon Shipping Inc.
Majuro, Republic of The Marshall Islands

We have audited the accompanying consolidated balance sheets of Paragon Shipping Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2011, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Paragon Shipping Inc. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
April 27, 2012

Paragon Shipping Inc.
Consolidated Balance Sheets
As of December 31, 2010 and 2011
(Expressed in United States Dollars – except for share data)

		2010	2011
Assets
Current assets
Cash and cash equivalents		34,787,935	14,563,517
Restricted cash		14,990,000	18,865,000
Trade receivables, net		1,087,304	851,157
Other receivables	Note 3	1,464,051	827,330
Prepaid expenses		528,475	603,106
Due from related parties	Note 10	1,579,192	923,695
Inventories		1,066,321	823,759
Total current assets		55,503,278	37,457,564
Fixed Assets
Vessels, net	Note 5	695,148,227	268,608,363
Advances for vessel acquisitions and vessels under construction	Note 4	58,460,129	63,450,706
Other fixed assets, net	Note 6	231,745	510,042
Total fixed assets, net		753,840,101	332,569,111
Investment in equity affiliate	Note 9	---	38,805,802
Loan to affiliate	Note 10	---	15,000,000
Other assets	Note 7	1,922,631	2,106,460
Restricted cash		10,010,000	6,135,000
Total Assets		821,276,010	432,073,937
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable	Note 10	1,939,685	2,359,131
Accrued expenses	Note 8	2,230,475	2,227,143
Interest rate swaps	Note 13,14	3,881,173	2,630,574
Deferred income	Note 11	2,083,034	1,080,997
Current portion of long-term debt	Note 12	35,077,988	32,189,000
Total current liabilities		45,212,355	40,486,845
Long-term liabilities
Long-term debt	Note 12	282,757,012	169,096,000
Deferred income	Note 11	1,300,699	---
Interest rate swaps	Note 13,14	1,534,277	1,266,945
Total long-term liabilities		285,591,988	170,362,945
Total liabilities		330,804,343	210,849,790

Paragon Shipping Inc.
Consolidated Balance Sheets
As of December 31, 2010 and 2011
(Expressed in United States Dollars – except for share data)

		2010	2011
Commitments and contingencies	Note 22
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized;
none issued and outstanding	Note 15	---	---
Class A common shares, $0.001 par value; 750,000,000 authorized;
55,870,299 and 60,898,297 issued and outstanding at December 31, 2010 and 2011, respectively	Note 15	55,870	60,898
Class B common shares, $0.001 par value; 5,000,000 authorized;
none issued and outstanding	Note 15	---	---
Additional paid-in capital	Note 15	430,339,354	447,563,764
Retained earnings / (Accumulated deficit)		60,076,443	(226,400,515)
Total shareholders' equity		490,471,667	221,224,147
Total Liabilities and Shareholders' Equity		821,276,010	432,073,937

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.
Consolidated Statements of Operations
For the years ended December 31, 2009, 2010 and 2011
(Expressed in United States Dollars – except for share data)

		2009	2010	2011
Revenue
Time charter revenue		161,111,782	118,382,601		92,093,426
Commissions (including related party of $1,776,959, $1,427,823 and $1,119,611 in 2009, 2010 and 2011, respectively)	Note 10	(8,364,661)	(6,682,492)		(5,185,459)
Net Revenue		152,747,121	111,700,109		86,907,967
Expenses / (Income)
Voyage expenses		397,657	412,849		979,987
Vessels operating expenses (including related party of $358,800, $616,388 and $581,021 in 2009, 2010 and 2011, respectively)	Note 10, 17	20,034,664	19,974,806		18,018,016
Dry-docking expenses (including related party of $16,500, $120,506 and $122,481 in 2009, 2010 and 2011, respectively)		715,308	2,632,479		2,924,046
Management fees - related party	Note 10,15	4,362,908	4,292,291		4,780,500
Depreciation	Note 5,6	33,814,863	33,719,712		32,544,199
General and administrative expenses (including related party of $1,902,451, $2,337,289 and $5,265,799 in 2009, 2010 and 2011, respectively)	Note 10, 16, 20	8,949,096	17,723,987		12,315,054
Impairment loss	Note 5	6,005,000	---		277,327,148
(Gain) / loss on sale of assets / vessel acquisition option	Note 5	---	(1,064,023)		15,192,704
Gain from vessel early redelivery	Note 19	(800,874)	(113,338)		(1,947,947)
Operating Income / (Loss)		79,268,499	34,121,346		(275,225,740)
Other Income / (Expenses)
Interest and finance costs		(11,379,241)	(10,234,928)		(9,349,714)
Loss on derivatives, net	Note 14	(3,239,236)	(2,611,920)		(2,340,418)
Interest income (including related party of $0, $0 and $508,019 in 2009, 2010 and 2011, respectively)	Note 10	1,049,962	321,120		620,861
Equity in net income of affiliates	Note 9	---	---		2,749,866
Foreign currency (loss) / gain		(21,370)	1,299,662		46,386
Total Other Expenses, net		(13,589,885)	(11,226,066)		(8,273,019)
Net Income / (Loss) and Comprehensive Income / (Loss)		65,678,614	22,895,280		(283,498,759)

Earnings / (Loss) per Class A common share, basic and diluted	Note 21	$1.69	$0.44	$	(4.76)
Weighted average number of Class A common shares, basic and diluted	Note 21	38,026,523	49,812,716		57,937,918

The accompanying notes are an integral part of the consolidated financial statements

Paragon Shipping Inc.
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2009, 2010 and 2011
(Expressed in United States Dollars – except for share data)

	Class A Shares
	Number of Shares	Par Value	Additional Paid-In Capital	(Accumulated Deficit) / Retained Earnings	Total
Balance January 1, 2009	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares, net of issuance costs	21,023,801	21,024	87,004,856	---	87,025,880
Issuance of non-vested Class A common share awards	3,027,717	3,027	(3,027)	---	---
Cancellation of non-vested Class A common share awards	(1,000)	(1)	1	---	---
Share based compensation	---	---	3,101,690	---	3,101,690
Dividends paid ($0.20 per share)	---	---	---	(7,971,645)	(7,971,645)
Net Income	---	---	---	65,678,614	65,678,614
Balance December 31, 2009	51,189,033	51,189	408,619,010	47,595,619	456,265,818
Issuance of Class A common shares, net of issuance costs	3,105,700	3,105	11,034,257	---	11,037,362
Issuance of non-vested Class A common share awards	1,584,000	1,584	(1,584)	---	---
Cancellation of non-vested Class A common share awards	(8,434)	(8)	8	---	---
Share based compensation	---	---	10,687,663	---	10,687,663
Dividends paid ($0.20 per share)	---	---	---	(10,414,456)	(10,414,456)
Net Income	---	---	---	22,895,280	22,895,280
Balance December 31, 2010	55,870,299	55,870	430,339,354	60,076,443	490,471,667
Issuance of Class A common shares, net of issuance costs	3,952,598	3,953	12,136,443	---	12,140,396
Issuance of non-vested Class A common share awards	1,080,000	1,080	(1,080)	---	---
Cancellation of non-vested Class A common share awards	(4,600)	(5)	5	---	---
Share based compensation	---	---	5,089,042	---	5,089,042
Dividends paid ($0.05 per share)	---	---	---	(2,978,199)	(2,978,199)
Net Loss	---	---	---	(283,498,759)	(283,498,759)
Balance December 31, 2011	60,898,297	60,898	447,563,764	(226,400,515)	221,224,147

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2010, and 2011
(Expressed in United States Dollars – except for share data)

	2009	2010	2011
Cash flows from operating activities
Net Income / (Loss)	65,678,614	22,895,280	(283,498,759)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	33,814,863	33,719,712	32,544,199
Impairment loss	6,005,000	---	277,327,148
(Gain) / loss on sale of assets / vessel acquisition option	---	(1,064,023)	15,192,704
Amortization of below and above market acquired time charters	(18,618,699)	(5,272,801)	---
Amortization and write off of financing costs	970,327	907,310	1,502,521
Gain on vessel early redelivery	(549,019)	---	---
Share based compensation	3,101,690	10,687,663	5,089,042
Unrealized gain on interest rate swaps	(3,367,354)	(2,872,337)	(1,517,932)
Equity in net income of affiliates net of dividends received	---	---	(1,202,991)
Changes in assets and liabilities:
Trade receivables, net	(1,814,074)	1,099,735	236,147
Other receivables	(1,024,579)	769,758	503,068
Prepaid expenses	(85,664)	(63,671)	(74,631)
Inventories	(407,992)	(144,996)	242,562
Due from related parties	(245,919)	(347,313)	1,080,639
Other long-term receivables	(893,800)	968,560	---
Trade accounts payable	(638,818)	(12,010)	349,780
Accrued expenses	(1,952,758)	122,423	(3,332)
Deferred income	434,936	(779,489)	(2,302,736)
Net cash from operating activities	80,406,754	60,613,801	45,467,429
Cash flows from investing activities
Net proceeds from sale of assets / vessel acquisition option	---	41,556,934	117,032,943
Acquisition of vessels and capital expenditures	---	(146,551,672)	(53,074,242)
Payments for vessels under construction	---	(58,460,129)	(4,987,324)
Loan to equity affiliate	---	---	(30,000,000)
Repayment from equity affiliate	---	---	15,000,000
Other fixed assets	---	(206,246)	(297,584)
Release of restricted cash	---	23,010,000	---
Increase in restricted cash	(40,500,000)	(1,500,000)	---
Net cash (used in) / from investing activities	(40,500,000)	(142,151,113)	43,673,793

Paragon Shipping Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2010 and 2011
(Expressed in United States Dollars – except for share data)

	2009	2010	2011
Cash flows from financing activities
Proceeds from long-term debt	30,000,000	70,000,000	26,000,000
Repayment of long-term debt	(83,150,000)	(86,500,000)	(142,550,000)
Payment of financing costs	(292,563)	(1,648,201)	(2,111,492)
Proceeds from the issuance of Class A common shares	90,088,172	11,220,566	12,555,470
Class A common shares offering costs	(3,062,292)	(292,840)	(281,419)
Dividends paid	(7,971,645)	(10,414,456)	(2,978,199)
Net cash from / (used in) financing activities	25,611,672	(17,634,931)	(109,365,640)
Net increase / (decrease) in cash and cash equivalents	65,518,426	(99,172,243)	(20,224,418)
Cash and cash equivalents at the beginning of the year	68,441,752	133,960,178	34,787,935
Cash and cash equivalents at the end of the year	133,960,178	34,787,935	14,563,517
Supplemental disclosure of cash flow information
Cash paid during the year for interest (excluding capitalized interest)	11,961,768	8,745,571	6,955,861
Non cash investing activities - fair value consideration of shares received for vessel sales	---	---	37,602,811
Non cash financing activities – unpaid financing costs	270,353	167,737	---

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

Drybulk Vessel Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel's Name	Delivery Date	Built	DWT
Trade Force Shipping S.A.	November 15, 2006	Marshall Islands	Deep Seas	December 2006	1999	72,891
Frontline Marine Co.	November 15, 2006	Marshall Islands	Calm Seas	December 2006	1999	74,047
Fairplay Maritime Ltd.	November 15, 2006	Marshall Islands	Kind Seas	December 2006	1999	72,493
Opera Navigation Co.	December 21, 2006	Marshall Islands	Crystal Seas (1)	January 2007	1995	43,222
Donna Marine Co.	July 4, 2007	Marshall Islands	Pearl Seas	August 2007	2006	74,483
Protea International Inc.	July 17, 2007	Liberia	Sapphire Seas	August 2007	2005	53,702
Reading Navigation Co.	July 17, 2007	Liberia	Diamond Seas	September 2007	2001	74,274
Imperator I Maritime Company	September 27, 2007	Marshall Islands	Coral Seas	November 2007	2006	74,477
Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	December 2007	2006	74,475
Paloma Marine S.A.	June 19, 2008	Liberia	Friendly Seas	August 2008	2008	58,779
Eris Shipping S.A.	April 8, 2010	Liberia	Dream Seas	July 2010	2009	75,151

Container Vessel Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel's Name	Delivery Date	Built	TEU
Ardelia Navigation Ltd.	June 15, 2010	Liberia	Box Voyager (1)	July 2010	2010	3,426
Eridanus Trading Co.	July 1, 2010	Liberia	Box Trader (1)	August 2010	2010	3,426
Delphis Shipping S.A.	February 7, 2011	Liberia	CMA CGM Kingfish (1)	April 2011	2007	5,095

(1)
M/V Crystal Seas was sold and delivered to an unrelated third party on November 2, 2011
Box Voyager and Box Trader were sold and delivered to Box Ships Inc. on April 29, 2011
CMA CGM Kingfish was sold and delivered to Box Ships Inc. on May 19, 2011

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.           Basis of Presentation and General Information - Continued

Newbuildings

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Hull Number	Type	Expected Delivery	DWT / TEU
Irises Shipping Ltd.	October 6, 2009	Marshall Islands	656 (1)	Containership	2013	4,800 TEU
Coral Ventures Inc.	August 5, 2009	Liberia	604	Drybulk Carrier	2012	37,200 Dwt
Ovation Services Ltd.	September 16, 2009	Marshall Islands	619 (1)	Drybulk Carrier	2012	82,000 Dwt
Winselet Shipping & Trading Co.	April 6, 2010	Liberia	605	Drybulk Carrier	2012	37,200 Dwt
Nereus Navigation Ltd.	May 4, 2010	Marshall Islands	657 (1)	Containership	2013	4,800 TEU
Aminta International S.A.	May 5, 2010	Liberia	612	Drybulk Carrier	2012	37,200 Dwt
Adonia Enterprises S.A.	May 5, 2010	Liberia	625	Drybulk Carrier	2012	37,200 Dwt

(1) On March 17, 2011, the Company and the shipyard agreed to substitute two 4,800 TEU containerships for two of its Kamsarmax newbuilding contracts. In addition, on August 4, 2011, the Company agreed to convert its final Kamsarmax newbuilding contract (Hull 619) into one of its already existing 4,800 TEU containerships newbuildings.

Non-Vessel Owning Subsidiaries:

Non-Vessel Owning Company	Date of Incorporation	Country of Incorporation
Camelia Navigation S.A.	November 15, 2006	Marshall Islands
Explorer Shipholding Limited	November 15, 2006	Marshall Islands
Epic Investments Inc.	December 21, 2006	Marshall Islands
Letitia Shipping Limited	May 4, 2010	Marshall Islands
Box Ships Inc. (1)	May 19, 2010	Marshall Islands

(1) Refer to Note 5

In April 2011, the Company's wholly-owned subsidiary, Box Ships Inc., or Box Ships, completed its initial public offering ("IPO") of 11,000,000 shares of its common stock, par value $0.01 per share, at $12.00 per share on the New York Stock Exchange ("NYSE"). Its shares are listed under the symbol "TEU". At the closing of the IPO, the Company surrendered the 100 shares of capital stock of Box Ships, which were then cancelled.

Upon the closing of the IPO, the Company entered into the transactions discussed in Note 5 with Box Ships. As of December 31, 2011, the Company and Mr. Michael Bodouroglou, the Company's Chairman and Chief Executive Officer, beneficially owned approximately 21.1% and 12.1%, respectively, of Box Ships outstanding common stock.

Management Company: The Company outsources the technical and commercial management of all of its subsidiaries' vessels to Allseas Marine S.A. ("Allseas"), a related party, pursuant to management agreements with each vessel owning subsidiary. Each agreement has an initial term of five years. Mr. Michael Bodouroglou, the Company's President and Chief Executive Officer, is the sole shareholder and Managing Director of Allseas. These agreements automatically extend for successive five year term, unless, in each case, at least one month's advance notice of termination is given by either party (Note 10).

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.           Basis of Presentation and General Information - Continued

Major Charterers: For the years ended December 31, 2009, 2010 and 2011 the following charterers individually accounted for more than 10% of the Company's charter revenue:

Charterer	Percentage of time charter revenue
	2009	2010	2011
Bunge S.A.	12.7%	-	-
Korea Line Corporation	26.9%	16.2%	-
Deiulemar Shipping S.P.A.	18.7%	28.2%	27.7%
Cosco Bulk Carriers Ltd	10.9%	12.6%	-
Deiulemar Compagnia Di Navigazione S.P.A.	-	10.7%	13.0%
Intermare Transport GmbH	-	10.9%	19.9%

2.           Significant Accounting Policies

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts and operating results of Paragon Shipping Inc. and its wholly owned subsidiaries referred to in Note 1. All intercompany balances and transactions have been eliminated in consolidation.

(b)
Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)
Other Comprehensive Income: The Company follows the accounting guidance relating to "Comprehensive Income", which requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has no other comprehensive income / (loss) and accordingly, comprehensive income / (loss) equals net income / (loss) for the periods presented.

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate ruling at the balance sheet date and any gains or losses are included in the statements of operations. As of December 31, 2010 and 2011, the Company had no foreign currency derivative instruments.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)
Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained with certain banks under the Company's borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months or relates to general minimum liquidity requirements with no obligation to retain such funds in retention accounts, these deposits are classified as current assets otherwise they are classified as non-current assets.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.           Significant Accounting Policies - Continued

(g)
Trade Receivables (net): Trade receivables (net), reflect the receivables from time charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts for the years ended December 31, 2010 and 2011 was $415,035 and $325,434, respectively.

(h)	Inventories: Inventories consist of lubricants and stores on board the vessels, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(i)
Vessel Cost: Vessels are stated at cost, which consists of the contract price less discounts, plus any direct expenses incurred upon acquisition, including improvements, on-site supervision expenses incurred during the construction period, commission paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage. Financing costs incurred during the construction period of the vessels are also capitalized and included in the vessels' cost. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are expensed as incurred.

(j)
Impairment of Long-Lived Assets: The Company reviews its long-lived assets "held and used" for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

(k)
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

(l)
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

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.           Significant Accounting Policies - Continued

(m)
Investments in Equity Affiliates: Investments in the common stock of entities, in which the Company has significant influence over operating and financial policies, are accounted for using the equity method. Under this method, the investment in the affiliate is initially recorded at cost and is adjusted to recognize the Company's share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

(n)	Dry-docking and Special Survey Costs: Dry-docking and special survey costs are expensed in the period incurred.

(o)
Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debt – Modifications and Extinguishments. The unamortized financing costs are reflected in Other Assets in the accompanying balance sheets.

(p)
Pension and Retirement Benefit Obligations—Crew: The vessel-owning companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

(q)	Revenue and Expenses:

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

Time Charter Revenue: Time charter revenues are recorded ratably over the term of the charter as service is provided. When two or more time charter rates are involved during the life term of a charter agreement, the Company recognizes revenue on a straight-line basis, and income accrued or deferred as a result is included in Other Receivables or Deferred Income, respectively. Time charter revenues received in advance of the provision of charter service are recorded as deferred income, and recognized when the charter service is rendered. Time charter revenue also includes the amortization/accretion of the above/below market acquired time charters, where applicable.

Commissions: Charter hire commissions are deferred and amortized over the related charter period and are presented separately in the accompanying consolidated statements of operations.

Vessel Operating Expenses: Vessel operating expenses are accounted for as incurred on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses.

(r)
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

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.           Significant Accounting Policies - Continued

(s)
Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers (i.e., spot vs. time charters) or by geographical region as the charterer is free to trade the vessel worldwide and as a result, the disclosure of geographical information is impracticable. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the Chief Executive Officer being the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment.

(t)
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

(u)
Derivatives: The Company records derivative financial instruments in the balance sheet as either an asset or a liability measured at its fair value, with changes in the derivatives' fair value recognized currently in the statements of operations unless specific hedge accounting criteria are met.

(v)
Share based Compensation: All share based payments to employees and directors, including grants of employee and directors stock options, are recognized in the statements of operations based on their grant date fair values and amortized over the service period.

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

(x)
Below/Above Market Acquired Time Charters: When vessels are acquired with time charters attached and the charter rate on such charters is above or below the prevailing market rates at the time of acquisition, the Company allocates the purchase price of the vessel and the attached time charter on a relative fair value basis. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to charter hire revenue. As of December 31, 2010 and 2011 the Company had no unamortized Below/Above Market Acquired Time Charters.

(y)
Recent Accounting Pronouncements: There are no recent accounting pronouncements that their adoption would have a material effect on the Company's consolidated financial statements in the current year or expected to have an impact on future years.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Other Receivables

Other receivables are analyzed as follows:

	2010	2011
Accrued income resulting from varying charter rates	$647,402	$0
Insurance claims	363,118	369,412
Masters accounts	252,516	170,402
Accrued interest	6,724	64,962
Other receivables	194,291	222,554
Total	$1,464,051	$827,330

4.           Advances for Vessel Acquisitions and Vessels Under Construction

Advances for vessels under construction relate to the installments paid that were due to the respective shipyard including capitalized expenses.

In 2010, the Company entered into shipbuilding contracts with a Chinese shipyard for the construction of four Handysize drybulk vessels and three Kamsarmax drybulk vessels totaling $192.2 million. On March 17, 2011, the Company and the shipyard agreed to substitute two 4,800 TEU containerships for two of its Kamsarmax newbuilding contracts. In addition, on August 4, 2011, the Company and the shipyard agreed to convert its final Kamsarmax newbuilding contract into one of its already existing 4,800 TEU containership newbuildings. As a result of the above mentioned transactions, the net aggregate increase in the contract price was $18.0 million.

As of December 31, 2011, the Company's newbuilding program consisted of four Handysize drybulk vessels with expected delivery in 2012 and two 4,800 TEU containerships with expected delivery in the fourth quarter of 2013. Each contract provides for payment of one advance deposit and final payment on delivery of each vessel. An amount of $57.5 million and $3.6 million was paid to the shipyard in 2010 and 2011, respectively, representing the first installment which was financed from the Company's own funds.

The Company has also entered into management agreements with Allseas, relating to the supervision of each of the contracted newbuildings (Note 10).

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

5.           Vessels, Net

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2010	$683,721,898	$(78,989,341)	$604,732,557
Vessel acquisitions	146,551,672	-	146,551,672
Sale of Vessel	(29,904,946)	7,462,437	(22,442,509)
Depreciation for the period	-	(33,693,493)	(33,693,493)
Balance December 31, 2010	$800,368,624	$(105,220,397)	$695,148,227
Vessel acquisitions	53,074,242	-	53,074,242
Impairment loss	(277,327,148)	-	(277,327,148)
Sale of Vessels	(181,616,787)	11,790,621	(169,826,166)
Depreciation for the period	-	(32,460,792)	(32,460,792)
Balance December 31, 2011	$394,498,931	$(125,890,568)	$268,608,363

All Company's vessels were first-priority mortgaged as collateral to the loans and credit facilities and related interest rate swaps outstanding as at December 31, 2011.

On January 22, 2011, Allseas entered into an agreement to acquire the CMA CGM Kingfish, a 5,095-TEU 2007-built containership, from CMA CGM for $52.5 million. Allseas nominated a Company's vessel owning subsidiary as the actual buyer of CMA CGM Kingfish and, on March 16, 2011, the Company's Board of Directors approved the respective acquisition. The vessel was delivered to the Company on April 29, 2011.

Upon the closing of the IPO of Box Ships, the Company entered into the following transactions.

1.
On April 19, 2011, the Company entered into Memoranda of Agreement for the sale of the containerships Box Voyager and Box Trader to Box Ships, for a total consideration of $95.0 million, which consisted of 2,266,600 shares of Box Ships' common stock, valued at $11.375 per share, and $69.2 million in cash. The sale was completed on April 29, 2011, with the delivery of the vessels to Box Ships. As a result of the consideration received by the Company, being based on the price of Box Ships' common stock on the delivery date of the vessels, a loss of $8.8 million was incurred.

2.
On April 19, 2011, the Company entered into a Memorandum of Agreement for the sale of the containership CMA CGM Kingfish to Box Ships, for a total consideration of $47.6 million, which consisted of 1,170,900 shares of Box Ships' common stock, valued at $10.095 per share, and $35.8 million in cash. The Company completed the sale and delivery of the vessel to Box Ships on May 19, 2011. As a result of the consideration received by the Company, being based on the price of Box Ships' common stock on the delivery date of the vessel, a loss of $6.0 million was incurred.

An impairment loss of $5.7 million arose due to the Company's intention to sell the M/V Crystal Seas in June 2011. On October 13, 2011, the Company entered into a Memorandum of Agreement for the sale of M/V Crystal Seas to an unaffiliated third party for $14.0 million, less 3% commission. The vessel was delivered to her new owners on November 2, 2011, and a loss of $0.4 million was incurred.

As of December 31, 2011, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. The review indicated that such carrying amount was not recoverable for six of the Company's vessels; the M/V Coral Seas, the M/V Golden Seas, the M/V Diamond Seas, the M/V Pearl Seas, the M/V Sapphire Seas and the M/V Friendly Seas. Therefore, the Company recognized an impairment loss of $271.6 million, which was included in the consolidated statements of operations for the period (also refer to Note 14).

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

6.           Other Fixed Assets, Net

Other fixed assets consist of computer systems installed on board the vessels to improve their efficiency, software and a vehicle. Other fixed assets are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful life of the assets, which is estimated to be 5 years for the computer systems software, and 3 years for the Company's car. Depreciation charged in the years ended December 31, 2010 and 2011 amounted to $26,219 and $83,407, respectively.

7.           Other Assets

Other assets of $1,922,631 and $2,106,460 at December 31, 2010 and 2011, respectively, include deferred financing costs of $1,491,306 and $2,100,277 and deferred offering costs of $425,142 and $0 at December 31, 2010 and 2011, respectively, and utility deposits related to the leased office space of $6,183 at December 31, 2010 and 2011.

The deferred financing costs comprise:

January 1, 2010	$1,374,394
Additions	1,024,222
Amortization	(907,310)
December 31, 2010	$1,491,306
Additions	2,111,492
Amortization	(1,502,521)
December 31, 2011	$2,100,277

8.           Accrued Expenses

Accrued expenses shown in the accompanying consolidated balance sheets are analyzed as follows:

	2010	2011
Loan interest	$613,179	$502,930
Voyages expenses	352,065	370,877
Vessel operating expenses	727,026	754,946
Dry-docking expenses	11,947	70,611
Financing expenses	10,069	188,096
Professional fees	470,870	316,244
Other sundry liabilities and accruals	45,319	23,439
Total	$2,230,475	$2,227,143

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.           Investment in Equity Affiliate

The following table is a reconciliation of our investment in equity affiliate as presented on the 2011 accompanying consolidated balance sheet:

2011
Investment in equity affiliate	$37,602,811
Equity in net income of affiliate	2,749,866
Dividends received	(1,546,875)
Balance, December 31, 2011	$38,805,802

The fair value of the investment in Box Ships Inc. based on the closing price of Box Ships' common share as of December 30, 2011, of $8.37, was $28.8 million. As of December 31, 2011, the Company did not consider the difference between the fair value and the book value of the investment in Box Ships as other than temporary and therefore the investment was not impaired.

Box Ships Inc. (Box Ships) was a former dormant wholly owned subsidiary of the Company. Following Box Ships IPO in April 2011, in connection with the sale of the containerships Box Voyager, Box Trader and CMA CGM Kingfish to Box Ships, the Company received 3,437,500 shares of Box Ships' common stock and is accounted for as an equity investment (refer to Note 1 and Note 5).

Summarized financial information in respect of Box Ships Inc. is set out below:

Year ended December 31, 2011
INCOME STATEMENT DATA
Net revenue	38,272,662
Operating income	17,467,824
Net income and Comprehensive income	12,953,386

As of December 31, 2011
BALANCE SHEET DATA
Total current assets	16,294,791
Total non-current assets	385,116,095
Total assets	401,410,886
Total current liabilities	22,357,768
Total long-term liabilities	196,692,041
Total liabilities	219,049,809

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

10.           Transactions with Related Parties

(a)
Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: On September 13, 2007 and effective as of October 1, 2007, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company's Chief Executive Officer. The term of the lease is for 5 years beginning October 1, 2007 and expiring September 30, 2012. The monthly rental for the first year is Euro 2,000 plus 3.6% tax, and thereafter will be adjusted annually for inflation increases. Rent expense under this lease amounted to $36,216, $35,489 and $38,947 for the years ended December 31, 2009, 2010 and 2011, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of operations.

(b)	Allseas: The following amounts charged by Allseas are included in the consolidated statements of operations:

	2009	2010	2011
(1A(i)) Charter hire commissions	$1,776,959	$1,427,823	$1,119,611
(1A(ii)) Vessel sale & purchase commissions	-	418,000	2,091,028
Total Allseas commissions	$1,776,959	$1,845,823	$3,210,639

Included in Vessel operating expenses
(1A(v)) Superintendent fees	$163,900	$292,327	$259,054

Included in Dry-docking expenses
(1A(v)) Superintendent fees	$16,500	$120,506	$122,481

Management fees - related party
(1A(iii)) Management fees	$3,400,176	$3,647,448	$4,022,215
(1B) Legal, accounting and finance fees	200,000	418,384	509,869
(1C) Loretto agreement	762,732	226,459	248,416
Total Management fees	$4,362,908	$4,292,291	$4,780,500

Included in General and administrative expenses
(2) Administrative fees	$31,373	$31,867	$33,207
(5) Executive services agreement	-	-	$5,193,645

The following amounts charged by Allseas are capitalized and are included in vessels cost and advances for vessels under construction in the accompanying consolidated balance sheets: Technical management and superintendent fees (refer to 1A(iv)), relating to newbuilds, and vessel purchase commissions (refer to 1A(ii)), which in the aggregate amounted to $2.3 million and $1.0 million as of December 31, 2010 and 2011, respectively.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

10.       Transactions with Related Parties – Continued

(b)	Allseas - Continued

(1)	A. Ship-Owning Company Management Agreements

(i). Charter Hire Commissions - The Company pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels ("charter hire commission"), which are presented separately in the accompanying consolidated statements of operations.

(ii). Vessel Commissions - The Company also pays Allseas a fee equal to 1% of the purchase price of any vessel bought, constructed or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement, ("vessel commission"). Vessel commissions relating to vessel sale is included in the determination of the gain / loss on sale of assets presented in the accompanying consolidated statements of operations. Vessel commissions relating to vessels bought or constructed are capitalized and included in vessels cost and advances for vessels under construction in the accompanying consolidated balance sheets.

(iii). Management Fees - Each of the ship-owning companies has a management agreement with Allseas, under which management services are provided in exchange for a fixed monthly fee per vessel. For the year ended December 31, 2009 and for the five-month period ended May 31, 2010, the Company paid Allseas a technical management fee of $650 (based on a Euro/U.S. dollar exchange rate of €1.000:$1.268) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by the Company, and the fee was adjusted quarterly based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter starting from December 2006. The management fee was increased on an annual basis on January 1, each year, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. Effective June 1, 2010, the Company amended the agreement with Allseas and it pays Allseas a management fee of €620 per day per vessel. This amount is subject to adjustment on June 1 of each year based on the official Eurozone inflation rate. Effective June 1, 2011, Allseas management fee was adjusted to €636.74 per vessel per day.

(iv). Pre-Delivery Services – A lump sum fee of $15,000 is payable to Allseas for pre-delivery services provided during the period from the date of the Memorandum of Agreement for the purchase of the vessel, until the date of delivery.

(v). Superintendent Fees – In addition, the Company paid Allseas a Superintendent fee of $550 per day for each day in excess of 5 days per calendar year for which a Superintendent performed on site inspection. Effective June 1, 2010, the Company amended the Superintendent fee from $550 to €500.

B. Accounting Agreement – An amount of $200,000 for the year ended December 31, 2009 and $418,384 for the year ended December 31, 2010, was paid to Allseas for legal, accounting and finance services that were provided. The agreement was amended effective June 1, 2010, pursuant to which Allseas is entitled to a fee of €250,000 per year, payable quarterly, for the provision of financial accounting services and a fee of €120,000 per year, payable quarterly, for the provision of financial reporting services. Effective January 1, 2012, the agreement was renewed, pursuant to which the fee for the provision of financial reporting services was amended to $30,000 per vessel per annum, payable quarterly. These fees are included in "Management fees - related party" in the consolidated statements of operations. For the year ended December 31, 2011, an amount of $509,869 was paid to Allseas for financial accounting and reporting services.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

10.       Transactions with Related Parties – Continued

(b)	Allseas - Continued

(1)	A. Ship-Owning Company Management Agreements - Continued

C. Tripartite Agreement between the Company, Allseas and Loretto Finance Inc. - On November 10, 2009, the Company, Allseas, and Loretto Finance Inc., a wholly owned subsidiary of Allseas, signed a tripartite agreement, whereby in the event of a capital increase, an equity offering or the issuance of shares to a third party in the future, the Company will issue at that time to Loretto at no cost whatever to the latter additional common shares to maintain Loretto's shareholding of the Company's total issued and outstanding shares at 2%. The fair value of the shares issued for no consideration are accounted as share based payment and presented as Management fees - related party in the year granted in the statement of operations.

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

(3)
Newbuildings Supervision Agreement - The Company has also entered into management agreements with Allseas, relating to the supervision of each of the contracted newbuildings pursuant to which Allseas will be paid: (1) a flat fee of $375,000 ("flat fee") for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessel's delivery to the Company, (2) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until the Company accepts delivery of the respective vessel and (3) €500 per day for each day in excess of 5 days per calendar year for which a Superintendent performed on site inspection.

(4)
Compensation Agreement – The Company has also entered into a compensation agreement with Allseas whereby in the event that Allseas is involuntarily terminated as the manager of its fleet, it shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) €3,000,000.

(5)
Executive Services Agreement – Effective January 1, 2011, the Company entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, who report directly to the Company's board of directors. In connection with the respective agreement, an executive services fee of €2.5 million per annum is payable in equal monthly installments to Allseas, as well as incentive compensation. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. If the respective agreement is either terminated by Allseas for "good reason" or as a result of change of control, or terminated by the Company "without cause", as defined in the relevant agreement, Allseas will be entitled to receive (i) a compensation equal to 3 years annual executive services fee then applicable; and (ii) 3 million of the Company's common stock. For the year ended December 31, 2011, an amount of $5.2 million was paid to Allseas for the services of our executive officers, which includes incentive compensation of $1.7 million.

Each month, the Company funds a payment to Allseas to cover working capital equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount funded to Allseas over payments made by Allseas for operating expenses is reflected as Due from Management Company. As of December 31, 2010 and 2011, the amount due from Management Company was $1,579,192 and $6,155, respectively.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

10.           Transactions with Related Parties – Continued

(c)
Consulting Agreements: Prior to January 1, 2011, the Company had consulting agreements with companies beneficially owned by the Company's Executive Directors and Internal Legal Counsel. Under the terms of the agreements, these entities provided the services of the individuals who served in the positions of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Internal Legal Counsel. For the years ended December 31, 2009 and 2010 total expense incurred under the consulting agreements was $1,834,862 and $2,269,933, respectively, and is recorded in General and administrative expenses (Note 20).

(d)
Manning Agency Agreements: The Company's ship-owning subsidiaries each has a manning agency agreement with Crewcare Inc., a company beneficially owned by the Company's Chief Executive Officer, based in Manila, Philippines. Prior to January 1, 2010, manning services were provided in exchange for a fixed monthly fee of $1,100 per vessel and a recruitment fee of $100 per officer paid on an one-off basis. Effective January 1, 2010, manning services are being provided in exchange for a fixed monthly fee of $85 per seaman for all officers and crew who serve on board each vessel, and a recruitment fee of $110 per seaman paid on an one-off basis. Effective May 1, 2011, the monthly manning service fee increased to $95 per seaman and the one-off recruitment fee increased to $120 per seaman. In addition, the agreement also provides for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred amounted to $194,900, $324,061, and $321,967 for the years ended December 31, 2009, 2010 and 2011, respectively, and are included in Vessels operating expenses. Administrative services are also being provided which represent payment of crew wages and related costs on behalf of the Company. The balances due to Crewcare Inc. amounted to $44,625 and $903 as of December 31, 2010 and 2011, respectively, and are included in trade accounts payable in the consolidated balance sheets.

(e)
Box Ships Inc.: Box Ships Inc. was formed by the Company on May 19, 2010, to specialize in the container shipping industry. The Company paid on behalf of Box Ships for the pre-offering costs relating to the listing of Box Ships' shares on NYSE in April 2011, along with other minor operating expenses relating to the sale of vessels to Box Ships, discussed in Note 5. As of December 31, 2010 and 2011, the Company held 100% and 21.1% of Box Ships' common stock, respectively. The amount due from Box Ships as of December 31, 2011 was $0.9 million and is included in Due from related parties in the accompanying balance sheets.

On May 27, 2011, the Company granted Box Ships an unsecured loan of $30.0 million. The loan is payable in one installment on the second anniversary of the Box Ships IPO. The loan may be prepaid in whole or in part at any time during the life of the facility. The loan bears interest at LIBOR plus a margin of 4%. In August 2011, Box Ships prepaid an amount of $15.0 million. For the year ended December 31, 2011, interest charged on the respective loan amounted to $508,019.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

11.           Deferred Income

Deferred income as of December 31, 2010 and 2011 is analyzed as follows:

	2010		2011
	Current	Long-term	Current	Long-term
Cash received in advance of service provided	$2,083,034	$-	$1,080,997	$-
Deferred income resulting from varying charter rates	-	1,300,699	-	-
Deferred income	$2,083,034	$1,300,699	$1,080,997	$-

12.           Secured Loans and Credit Facilities

The table below presents the loans and credit facilities and the amounts outstanding as at December 31, 2010 and 2011:

	2010	2011
(a) Commerzbank AG	$74,110,000	$55,575,000
(b) Unicredit Bank AG (Bayerische Hypo-und Vereinsbank AG)	57,800,000	29,585,000
(c) Bank of Scotland Plc	59,000,000	55,000,000
(d) Bank of Ireland	21,500,000	17,500,000
(e) HSH Nordbank AG	36,625,000	23,625,000
(f) HSBC Bank Plc	21,600,000	20,000,000
(g) Credit Suisse AG	47,200,000	-
Total	$317,835,000	$201,285,000

Disclosed as follows in the Consolidated Balance Sheets
Current portion of long-term debt	$35,077,988	$32,189,000
Long-term debt	282,757,012	169,096,000
Total	$317,835,000	$201,285,000

The minimum annual principal payments, in accordance with the loans and credit facilities agreements, as amended, required to be made after December 31, 2011 are as follows:

To December 31,
2012	$32,189,000
2013	56,864,000
2014	23,197,000
2015	14,222,000
2016	18,213,000
Thereafter	56,600,000
Total	$201,285,000

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loans and Credit Facilities - Continued

(a)
Commerzbank AG: On November 29, 2007, Paragon Shipping Inc. (the "Borrower") entered into a senior secured revolving credit facility with Commerzbank AG that, subject to certain provisions, provided the Company with an amount of up to $250.0 million. On August 12, 2011, the Company entered into an agreement with Commerzbank AG to refinance up to $57.0 million of the outstanding indebtedness related to this facility and prepaid $10.7 million.

The main terms and conditions of the loan agreement dated August 12, 2011, are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessels: M/V Sapphire Seas, M/V Pearl Seas and M/V Diamond Seas.

•	The loan bears interest at LIBOR, plus a margin of 2.35%, plus any mandatory costs.

•
The outstanding loan amount as of December 31, 2011, of $55.575 million is required to be repaid in 3 consecutive quarterly installments of $1.425 million, followed by 8 consecutive quarterly installments of $1.250 million, followed by 12 consecutive quarterly installments of $1.425 million, plus a balloon repayment of $24.2 million payable simultaneously with the final installment in the third quarter of 2017.

•	The Borrower shall maintain at all times with the lender, cash equivalents in an amount of no less than the aggregate of (i) $1.5 million and (ii) $0.5 million per mortgaged vessel.

Covenants (as defined in the respective loan agreement):

•	The ratio of EBITDA to net interest expenses shall not be less than 2.5:1.0.

•	The ratio of total liabilities to EBITDA shall not exceed 6.5:1.0 until December 31, 2012 and 5.5:1.0 thereafter.

•	The market value adjusted net worth of the Company shall not be less than $125.0 million until December 31, 2012 and $150.0 million thereafter.

•
Maintain liquid assets in an amount of no less than $650,000 per vessel at any time when the Borrower is not paying any dividends or making any other form of distribution, and an amount equal to six months debt service at any time when the Borrower decides to pay dividends or make any other form of distribution.

•	The ratio of maximum net debt to total assets expressed as a percentage shall not exceed 75% until December 31, 2012 and 70% thereafter.

•	The aggregate fair market value of the mortgaged vessels shall exceed 125% of the outstanding loan until June 30, 2012, 135% until December 31, 2012 and 140% thereafter.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loan and Credit Facilities - Continued

(b)
Unicredit Bank AG (Bayerische Hypo-und Vereinsbank AG): On November 19, 2007, Paragon Shipping Inc. (the "Borrower") entered into a secured credit facility with Unicredit Bank AG that, subject to certain provisions, provided the Company with an amount of up to $100.0 million. On October 27, 2011, the Company entered into a loan supplemental agreement and agreed to amended terms with Unicredit Bank AG. The Company also agreed to prepay an amount of $7.0 million that was prepaid on November 2, 2011. In addition, following the sale of M/V Crystal Seas on November 2, 2011, the then outstanding loan amount allocated to the M/V Crystal Seas of $11.7 million was fully repaid, the mortgage of the vessel was released and the repayment schedule of the outstanding facility was amended as described below.

The main terms and conditions of the loan agreement dated November 19, 2007, as subsequently amended, are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessels: M/V Calm Seas and M/V Deep Seas.

•	The loan bears interest at LIBOR, plus a margin of 2.25%.

•
The outstanding loan amount as of December 31, 2011, of $29.585 million is required to be repaid in 8 consecutive quarterly installments of $1.166 million, followed by 11 consecutive quarterly installments of $1.356 million, plus a balloon repayment of $5.347 million payable simultaneously with the final installment in the third quarter of 2016.

•	The Borrower shall maintain at all times with the lender, cash equivalents in an amount of no less than $0.75 million per mortgaged vessel.

Covenants (as defined in the respective loan agreement):

•	The ratio of total liabilities to EBITDA shall not be greater than 6.0:1.0.

•	The market value adjusted net worth of the Company shall not be less than $100.0 million.

•	Maintain liquid assets in an amount of no less than $750,000 per vessel at all times.

•	The leverage ratio shall not be greater than 0.75:1.0.

•
The aggregate fair market value of the mortgaged vessels based on charter inclusive market values shall exceed 110% of the outstanding loan until the final maturity, subject to further conditions in the event of dividend payment.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loan and Credit Facilities - Continued

(c)
Bank of Scotland Plc: On December 4, 2007, Paragon Shipping Inc. (the "Borrower") entered into a secured revolving credit facility with Bank of Scotland plc that, subject to certain conditions, provided the Company with an amount of up to $89.0 million. On April 26, 2012, the Company entered into a supplemental agreement and agreed to amended terms with Bank of Scotland plc. Under the terms of the supplemental agreement, the bank agreed to extend the respective loan agreement from December 9, 2012 to July 9, 2013 and to defer payment of $40.1 million of the lump sum payment due in December 2012 to 2013, provided the Company is in full compliance with the respective loan agreement as of December 9, 2012, to waive certain covenants for the period commencing on December 31, 2011 and ending on June 30, 2012 and to amend certain covenants. The Company also agreed to prepay an amount of $9.9 million and not to declare or pay dividends till the final maturity of the respective loan agreement.

The main terms and conditions of the loan agreement dated December 4, 2007, as subsequently amended, are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessels: M/V Coral Seas and M/V Golden Seas.

•	The loan bears interest at LIBOR, plus a margin of 2.25%. The margin will increase to 3.75% on any funds that remain borrowed on or after December 9, 2012 until maturity.

•
The outstanding loan amount as of December 31, 2011, was $55.0 million. After the agreed prepayment of $9.9 million, the outstanding amount of $45.1 million is required to be repaid in 3 consecutive quarterly installments of $1.0 million, followed by 2 consecutive quarterly installments of $2.0 million, plus a balloon repayment of $38.1 million payable on July 9, 2013.

•
The Borrower shall maintain at all times with the lender, cash equivalents in an amount of no less than $2.0 million per mortgaged vessel. Subject to certain conditions, this amount may increase to the greater of (i) an amount equal to the principal and interest obligations of the Borrower, arising under the Facility, due and payable, or accruing, over the next three consecutive financial quarters; or; (ii) $3.0 million per mortgaged vessel. Under the terms of the supplemental agreement dated April 26, 2012, the Borrower is not required to maintain cash equivalents with the lender.

Covenants (as defined in the respective loan agreement):

•	The ratio of EBITDA to interest expense shall not be less than 2.5 to 1.0.

•	The market value adjusted net worth of the Company shall not be less than $200.0 million, plus 100% of the net cash amount of all future equity offerings made by the Borrower.

•	The leverage ratio shall not be greater than 0.7:1.0 until June 30, 2012 and 0.6:1.0 thereafter.

•
The Company shall maintain a positive working capital at all times of not less than $1.0 million. Under the terms of the supplemental agreement dated April 26, 2012, the covenant is waived through June 30, 2012.

•
The Borrower shall, at all times, maintain liquid assets at least equal to the greater of: a) all amounts falling within the financial indebtedness of the Borrower which will become due and payable by the Borrower during the following two consecutive financial quarters or which will accrue during such period; or b) $25.0 million, which is amended to $15.0 million as per the supplemental agreement dated April 26, 2012.

•	The aggregate fair market value of the mortgaged vessels shall exceed 110% of the outstanding loan until March 31, 2012, 120% until June 30, 2012, 130% until September 30, 2012 and 140% thereafter.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loans and Credit Facilities – Continued

(d)
Bank of Ireland: On March 30, 2009, Paragon Shipping Inc. (the "Borrower") entered into a secured revolving credit facility with Bank of Ireland that provided the Company an amount of up to $30.0 million for the purpose of refinancing the then existing indebtedness with Bank of Ireland.

The main terms and conditions of the loan agreement dated March 30, 2009, as subsequently amended, are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessel M/V Kind Seas.

•	The loan bears interest at LIBOR, plus a margin of 2.25%.

•
The outstanding loan amount as of December 31, 2011, of $17.5 million is required to be repaid in 9 consecutive quarterly installments of $1.0 million, plus a balloon repayment of $8.5 million payable in the second quarter of 2014.

•	The Borrower shall maintain at all times with the lender, cash equivalents in an amount of no less than $750,000.

Covenants (as defined in the respective loan agreement):

•	The ratio of the aggregate financial indebtedness to EBITDA shall not exceed 6.0:1.0 until December 31, 2011 and 5.0:1.0 thereafter.

•	The market value adjusted net worth of the Company shall not be less than $50.0 million.

•	The leverage ratio shall not be greater than 0.75:1.00 until December 31, 2011 and 0.70.1:00 thereafter.

•	The aggregate fair market value of the mortgaged vessel shall exceed 110% of the outstanding loan until the final maturity.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loan and Credit Facilities - Continued

(e)
HSH Nordbank AG: On July 31, 2008, Paragon Shipping Inc. (the "Borrower") entered into loan with HSH Nordbank that, subject to certain conditions, provided the Company with an amount of up to $51.5 million. On September 1, 2011, the Company entered into loan supplemental agreement and agreed to amended terms with HSH Nordbank. The Company also agreed to prepay an amount of $10.0 million that was prepaid on September 6, 2011.

The main terms and conditions of the loan agreement dated July 31, 2008, as subsequently amended, are as follows:

•	The loan is secured by a first priority mortgage on the vessel M/V Friendly Seas.

•	The loan bears interest at LIBOR, plus a margin of 3.00%.

•
The outstanding loan amount as of December 31, 2011, of $23.625 million is required to be repaid in 27 consecutive quarterly installments of $0.375 million, plus a balloon repayment of $13.5 million payable simultaneously with the final installment in the third quarter of 2018.

•	The Borrower shall maintain at all times with the lender, cash equivalents in an amount of no less than $375,000.

Covenants (as defined in the respective loan agreement):

•	The market value adjusted net worth of the Company shall not be less than $110.0 million until January 1, 2014 and $120.0 million thereafter.

•	The leverage ratio shall not exceed 0.80:1 until January 1, 2014 and 0.70:1 thereafter.

•	Maintain liquid assets of an amount equal to at least $500,000 per vessel at all times.

•	The aggregate fair market value of the mortgaged vessel shall exceed 100% of the outstanding loan until January 1, 2013, 110% until January 1, 2014 and 125% thereafter.

(f)	HSBC Bank Plc: On July 2, 2010, a secured loan facility was signed with HSBC Bank Plc that, subject to certain conditions, provided the Company with an amount of $22.0 million.

The main terms and conditions of the loan agreement dated July 2, 2010, are as follows:

•	The loan is secured by a first priority mortgage on the vessel M/V Dream Seas.

•	The loan bears interest at LIBOR, plus a margin of 2.60%.

•
The outstanding loan amount as of December 31, 2011, of $20.0 million is required to be repaid in 35 consecutive quarterly installments of $0.4 million, plus a balloon repayment of $6.0 million payable simultaneously with the final installment in the third quarter of 2020.

•	The Borrower shall maintain at all times with the lender, cash equivalents in an amount of no less than $500,000.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loans and Credit Facilities - Continued

(f)	HSBC Bank Plc - continued

Covenants (as defined in the respective loan agreement):

•	The ratio of total liabilities to EBITDA shall not exceed 7:1.

•	The ratio of EBITDA to interest expense shall not be less than 2.5:1.

•	The market value adjusted net worth of the Company shall be at least $100.0 million.

•	The ratio of total liabilities to value adjusted total assets shall not exceed 0.75:1.

•	The market value of the secured vessel plus the value of any additional security to be at least 130% of the loan outstanding balance.

(g)
Credit Suisse AG: On July 28, 2010, a secured loan facility was signed with Credit Suisse AG for an amount of $48.0 million to partly finance the purchase of the Box Voyager and the Box Trader. On April 29, 2011, the Company repaid the $46.4 million outstanding under the secured loan agreement and completed the sale and delivery of the vessels to Box Ships (refer Note 5). In addition, on April 21, 2011, a secured loan facility was signed with Credit Suisse AG for an amount of up to $26.0 million to partly finance the purchase of the CMA CGM Kingfish (refer Note 5). The loan was drawn in full on April 27, 2011, and was fully repaid on May 19, 2011, following the delivery of the vessel to Box Ships. As of December 31, 2011, the Company had no outstanding loan balance with Credit Suisse AG.

As of December 31, 2011, the Company had no unused facility in respect of the above mentioned secured loans and credit facilities. The weighted average interest rate for the years ended December 31, 2010 and 2011 was 2.50% and 2.64%, respectively.

On May 5, 2011, a secured loan facility was signed with a syndicate of major European banks led by Nordea Bank Finland Plc. for an amount of up to $89.5 million to finance 65% of the purchase price of the Company's drybulk newbuilding vessels. Following the conversion of the Company's final Kamsarmax newbuilding contract in August 2011, the Company agreed to reduce the available amount under the respective secured loan facility to $66.9 million. The amended secured loan facility is comprised of four advances, one for each drybulk newbuilding vessel, available upon delivery of each vessel. As of December 31, 2011, no amount had been drawn under this facility.

On January 13, 2012, the Company agreed to amended terms with Nordea Bank Finland Plc. The main terms and conditions of the loan agreement dated May 5, 2011, are as follows:

•	The loan will be secured by a first priority mortgage on the drybulk newbuilding vessels.

•	The loan bears interest at LIBOR, plus a margin of 2.75%, plus any mandatory costs.

Covenants (as defined in the respective loan agreement):

•	The Company shall maintain a positive working capital at all times.

•
The Borrower shall, at all times, maintain cash and cash equivalents (including restricted but unpledged cash representing minimum liquidity required to be maintained under any financial indebtedness) which are not subject to any security interest, in an amount of not less than the greater of (i) $15.0 million or (ii) $750,000 per vessel.

•	The ratio of EBITDA to interest expense shall not be less than 2.50:1.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Secured Loans and Credit Facilities - Continued

•
The ratio of the aggregate financial indebtedness net of cash and cash equivalents (including restricted but unpledged cash representing minimum liquidity required to be maintained under any financial indebtedness)  to EBITDA shall not be greater than 5.50:1 until December 31, 2012 and 5.00:1 thereafter.

•
The ratio of the aggregate financial indebtedness net of cash and cash equivalents (including restricted but unpledged cash representing minimum liquidity required to be maintained under any financial indebtedness) to the market value adjusted total assets shall not exceed 0.70:1 until December 31, 2012 and 0.65:1 thereafter.

•	The market value of the secured vessels to be at least 130% of the loan outstanding balance.

Compliance with the financial covenants and security cover will be a prerequisite to the drawdown of the secured loan facility.

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

Certain of the above loan and credit facilities restrict the amount of dividends the Company may pay to $0.50 per share per annum and limit the amount of quarterly dividends the Company may pay to 100% of its net income for the immediately preceding financial quarter. In addition, under the existing loan and credit facilities, the Company is required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, $25.0 million or $1.25 million per vessel. In addition, according to the supplemental agreement the Company entered into with Bank of Scotland plc on April 26, 2012 as discussed above, the Company is not permitted to declare or pay any dividends until the maturity of the respective loan agreement.

As of December 31, 2011, the Company was in compliance with all debt covenants that were in force as at that date, with respect to its loan and credit facilities, with the exception of two financial covenants contained in the facility with the Bank of Scotland (the positive working capital of not less than $1.0 million and the security cover ratio of greater than 110%), one financial covenant with Bank of Ireland (the security cover ratio of greater than 110%) and one financial covenant with Commerzbank (the security cover ratio of 125%).

On February 3, 2012, the Company deposited with the Bank of Ireland additional cash security of $1.1 million, representing the shortfall between the aggregate fair market value of the mortgaged vessel as of December 31, 2011, and the security cover required to be maintained under the respective loan agreement, and therefore cured the breach of the security cover ratio covenant.

During February and March 2012, the Company deposited with Commerzbank additional cash security of $1.3 million, representing the shortfall between the aggregate fair market value of the mortgaged vessels as of December 31, 2011, and the security cover required to be maintained under the respective agreement, and therefore cured the breach of the security cover ratio covenant.

The positive working capital covenant of not less than $1.0 million and the security cover ratio of greater than 110% contained in the facility with the Bank of Scotland, were waived based on the supplemental agreement dated April 26, 2012, which had retroactive effect to December 31, 2011.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

13.           Interest Rate Swaps

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined ranges in current U.S. Dollar LIBOR rates as the bank effects floating-rate payments to the Company for the relevant amount based on the three-month U.S. Dollar LIBOR, and the Company effects quarterly payments to the bank on the relevant amount at the respective fixed rates. As of December 31, 2010 and 2011, the Company's outstanding interest rate swaps had a combined notional amount of $167.6 million and $106.1 million, respectively. Details of the interest rate swap agreements which were effective during 2011 are as follows:

The above-mentioned interest rate swaps are summarized in the table below:

	Counterparty	Effective date	Termination date	Notional amount As of December 31, 2010	Notional amount As of December 31, 2011	Fixed rate	Floating rate
A	Bank of Scotland PLC	December 21, 2007	December 21, 2012	$50,000,000	$50,000,000	-5.00%, if 3-month LIBOR is greater than 5.00% -3-month LIBOR, if 3-month LIBOR is between 3.77% and 5.00% -3.77%, if 3-month LIBOR is less than 3.77%	3-month LIBOR
B	Bank of Ireland	July 21, 2008	June 6, 2011	$30,000,000	$-	-5.42%, if 3-month LIBOR is greater than 5.42% -3-month LIBOR, if 3-month LIBOR is between 2.75% and 5.42% -2.75%, if 3-month LIBOR is less than 2.75%	3-month LIBOR
C	HSH Nordbank	August 13, 2008	August 13, 2011	$21,334,951	$-	-5.91%, if 3-month LIBOR is greater than 5.91% -3-month LIBOR, if 3-month LIBOR is between 2.75% and 5.91% -2.75%, if 3-month LIBOR is less than 2.75%	3-month LIBOR
D	Unicredit Bank AG (1)	August 27, 2010	August 27, 2015	$66,300,000	$56,100,000	2.465%	3-month LIBOR
TOTAL				$167,634,951	$106,100,000

(1) The notional amount reduces by $2.55 million on a quarterly basis up until the expiration of the interest rate swap.

All the above interest rate swaps did not qualify for hedge accounting as of December 31, 2010 and December 31, 2011.

On March 20, 2012, the Company entered into an interest rate swap with HSBC Bank Plc, effective on April 10, 2012, on a notional amount of $5.76 million that will be reducing by $0.12 million on a quarterly basis up until the expiration of the interest rate swap. Under the terms of the swap, HSBC Bank Plc makes a quarterly payment to the Company based on 3-month LIBOR less 1.485% on the relevant amount, if 3-month LIBOR is greater than 1.485%. If 3-month LIBOR is less than 1.485%, HSBC Bank Plc receives an amount form the Company based on 1.485% less 3-month LIBOR for the relevant amount. If 3-month LIBOR is equal to 1.485%, no amount is due or payable to the Company. The swap is effective from April 10, 2012 to April 10, 2017.

On April 18, 2012, the Company entered into an interest rate swap with HSH Nordbank AG, effective on May 8, 2012, on a notional amount of $11.44 million that will be reducing by $187,500 on a quarterly basis up until the expiration of the interest rate swap. Under the terms of the swap, HSH Nordbank AG makes a quarterly payment to the Company based on 3-month LIBOR less 1.22% on the relevant amount, if 3-month LIBOR is greater than 1.22%. If 3-month LIBOR is less than 1.22%, HSH Nordbank AG receives an amount form the Company based on 1.22% less 3-month LIBOR for the relevant amount. If 3-month LIBOR is equal to 1.22%, no amount is due or payable to the Company. The swap is effective from May 8, 2012 to May 8, 2017.

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

The Company's interest rate swaps did not qualify for hedge accounting. The Company adjusts its interest rate swap contracts to fair market value at the end of every period and records the resulting unrealized loss/gain during the period in the statements of operations. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains/losses in the consolidated statements of operations are shown below:

Derivatives Instruments not	Liability Derivatives
designated as hedging instruments		December 31, 2010	December 31, 2011
	Balance Sheet Location	Fair Value	Fair Value
Interests rate contracts	Current liabilities – Interest rate swaps	$3,881,173	$2,630,574
Interest rate contracts	Long-Term Liabilities – Interest rate swaps	1,534,277	1,266,945
Total derivatives		$5,415,450	$3,897,519

Derivatives Instruments not		Year Ended
designated as hedging instruments	Location of Gain/(Loss) Recognized	December 31, 2009 Gain/(Loss)	December 31, 2010 Gain/(Loss)	December 31, 2011 Gain/(Loss)
Interest rate swaps – Fair value	Loss on derivatives (net)	$3,367,355	$2,872,337	$1,517,932
Interest rate swaps – Realized Loss	Loss on derivatives (net)	(6,606,591)	(6,036,498)	(3,858,350)
Foreign exchange contracts – Realized Gain	Loss on derivatives (net)	-	552,241	-
Net loss on derivatives		$(3,239,236)	$(2,611,920)	$(2,340,418)

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

14.	Fair Value Disclosures - Continued

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

The following table summarizes the valuation of our financial instruments as of December 31, 2010 and 2011.

	Significant Other Observable Inputs (Level 2)
	December 31,
	2010	2011
Interest rate swaps - liability	$5,415,450	$3,897,519

As of December 31, 2010 and 2011, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated balance sheets.

Asset Measured at Fair Value on a Non recurring Basis

During 2011, in accordance with accounting guidance relating to long lived assets held and used, the Company recognized an impairment loss on one of its vessels (the M/V Crystal Seas) prior to its sale in November 2011.

As of December 31, 2011, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. Mainly due to the continued poor performance of the drybulk charter market in 2011, and in particular the prolonged weakness noticed in the last quarter of 2011, the review indicated that such carrying amount was not recoverable for six of the Company's vessels; the M/V Coral Seas, the M/V Golden Seas, the M/V Diamond Seas, the M/V Pearl Seas, the M/V Sapphire Seas and the M/V Friendly Seas. Details of the impairment charge for each vessel are noted in the table below.

Vessel	Significant Other Observable Inputs (Level 2)	Loss
M/V Crystal Seas	$14,000,000	$5,740,000
M/V Coral Seas	$24,250,000	$62,864,833
M/V Golden Seas	$24,250,000	$52,929,172
M/V Diamond Seas	$21,125,000	$43,513,624
M/V Pearl Seas	$24,250,000	$36,274,742
M/V Sapphire Seas	$20,750,000	$33,554,729
M/V Friendly Seas	$26,625,000	$42,450,048
TOTAL	$155,250,000	$277,327,148

The fair value is based on the Company's best estimate of the value of each vessel on a time charter free basis, and is supported by vessel valuations of two independent shipbroker's as of December 31, 2011, which are mainly based on recent sales and purchase transactions of similar vessels.

The Company recognized the total impairment losses of $277.3 million, which was included in the consolidated statements of operations for the period.

The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2010 and 2011.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

15.           Capital Structure

(a)
Common Stock: Under the amended and restated articles of incorporation, the Company's authorized common stock consists of 755,000,000 shares of common stock, par value $0.001 per share, divided into 750,000,000 Class A Common Shares and 5,000,000 Class B Common Shares. As of December 31, 2010 and 2011, the Company had a total of 55,870,299 and 60,898,297 Class A Common Shares outstanding, respectively, and no other class of shares outstanding.

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

On November 10, 2009, the Company, Allseas, and Loretto Finance Inc., a wholly owned subsidiary of Allseas, signed a tripartite agreement, whereby the Company agreed to issue and sell to Allseas, via Loretto, 1,023,801 shares, representing 2% of the Company's common shares as of November 10, 2009, in order to ensure Allseas' continued services, at a selling price of $3.68 per share. The selling price was based on the Company's average share price over the period from May 2009 to November 2009, less a 10% discount. According to the agreement, the shares sold to Loretto were not transferrable for a period of one year. The selling price of $3.68 per share was lower than the fair value based on the average of the high-low trading price of the shares on the date the agreement was concluded, which was $4.425 per share. The fair value of the shares granted on November 10, 2009, based on the market price of the shares on the NASDAQ amounts to $4,530,319. The consideration received from Loretto Finance Inc. amounted to $3,767,588. The excess of the fair value of the shares granted over the consideration received is deemed share based compensation for management services, and amounts to $762,732. The agreement further provides that in the event of a capital increase, an equity offering or the issuance of shares to a third party in the future, the Company will issue at that time to Loretto at no cost whatever to the latter additional common shares to maintain Loretto's shareholding of the Company's total issued and outstanding shares at 2%.

On October 12, 2010, the Company entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date the Company filed a prospectus supplement to the shelf registration statement relating to the offer and sale up to 15,000,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. As of December 31, 2010, 3,071,000 common shares had been sold under the Controlled Equity Offering with net proceeds amounting to $11.0 million and 2% of the shares sold or 61,420 shares with a fair value of $226,459 were granted to Loretto for no consideration. In 2011, a further 3,848,900 common shares were sold under the Controlled Equity Offering with net proceeds amounting to 12.2 million and 2% of the shares sold or 76,978 with a fair value of $248,416 were granted to Loretto for no consideration (also refer to Note 10).

(b)
Preferred Stock: Under the amended and restated articles of incorporation, the Company's authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.001 per share, and there was none issued and outstanding at December 31, 2010 and 2011.

(c)
Warrant Agreement: During 2006, the Company entered into a warrant agreement in connection with the private placement whereby it issued one fifth of a warrant, attached to each Class A Common Share. In total 2,299,531 warrants were issued by the Company. Each warrant entitles the holder to purchase one Class A Common Share at an exercise price of $10.00 per share and became exercisable upon the public offering of the Company's Class A Common Shares and may be exercised at any time thereafter until expiration. As of December 31, 2010 there were 290,006 warrants outstanding, which were expired on November 21, 2011.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

16.           Share Based Payments

Equity incentive plan

On October 11, 2006, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive options to acquire shares of Class A Common Shares. In 2009, the plan was amended to increase the number of shares to be reserved for issuance to 5,500,000 Class A Common Shares. The Board of Directors administers the plan. Under the terms of the plan, the Board of Directors are able to grant new options exercisable at a price per Class A Common Share to be determined by the Board of Directors but in no event less than fair market value as of the date of grant. The plan also permits the Board of Directors to award non-vested share units, non-qualified options, stock appreciation rights and non-vested shares.

(a)           Options

As of December 31, 2010 and 2011, there were 32,000 options with an exercise price of $12.00 outstanding and exercisable, which vested in 2007. Their weighted average remaining contractual life was 1.25 years as of December 31, 2011.

There were no unvested share options as of December 31, 2010 and 2011.

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

The accounting guidance relating to the Share based payments describes two generally accepted methods of accounting for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the "accelerated method", which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the "straight-line method" which treats such awards as a single award. Management has selected the straight-line method with respect to the non-vested share awards because it considers each non-vested share award to be a single award and not multiple awards, regardless of the vesting schedule. Additionally, the "front-loaded" recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case. The grant date fair value is considered to be the average between the relevant highest and lowest price recorded on the grant date.

The details of the non-vested share awards are outlined as follows:

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

16.           Share Based Payments - Continued

Equity incentive plan - Continued

(b)           Non-vested share awards - Continued

	Grant date	Final Vesting date	Total shares granted	Grant date fair value	Shares cancelled
A	November 21, 2006	December 31, 2010	40,000	$9.110	1,125
B	August 27, 2007	December 31, 2009	46,500	$15.805	1,000
C	December 28, 2007	December 31, 2010	20,000	$18.970	4,667
D	February 5, 2008	December 31, 2011	6,000	$17.370	1,250
E	May 13, 2008	June 30, 2011	4,000	$19.900	-
F	December 19, 2008	December 31, 2010	20,000	$4.815	-
G	December 19, 2008	December 30, 2011	12,000	$4.815	2,667
H	January 23, 2009	December 31, 2012	8,600	$5.250	1,675
I	August 18, 2009	December 31, 2011	1,000,000	$4.025	-
J	November 10, 2009	December 31, 2010	1,987,117 (1)	$4.425	-
K	November 10, 2009	December 31, 2011	20,000	$4.425	-
L	November 10, 2009	December 31, 2012	12,000	$4.425	4,000
M	February 1, 2010	December 31, 2013	12,000	$4.445	1,650
N	November 19, 2010	December 31, 2012	40,000	$3.710	-
O	November 19, 2010	September 30, 2012	1,500,000	$3.710	-
P	January 31, 2011	December 31, 2013	40,000	$3.090	2,000
Q	December 1, 2011	December 31, 2013	1,000,000	$0.750	-
R	December 1, 2011	December 31, 2013	40,000	$0.750	-

(1)	Not included under Company's equity incentive plan.

A summary of the activity for non-vested share awards is as follows:

	Number of Shares	Weighted Average Fair Value
Non-vested, December 31, 2010	1,913,184	$3.89
Granted	1,080,000	1.07
Cancelled	(4,600)	6.86
Vested	(1,144,212)	3.97
Non-vested, December 31, 2011	1,844,372	$3.09

The remaining unrecognized compensation cost amounting to $2,934,786 as of December 31, 2011, is expected to be recognized over the remaining weighted average period of 1.1 years, according to the contractual terms of those non-vested share awards. On January 3, 2012 and on February 3, 2012, 35,000 and 63,000 non-vested Class A Common Share awards were granted to employees of Allseas, respectively.

Share based compensation amounted to $2,338,959, $10,461,204 and $4,840,626 for the years ended December 31, 2009, 2010 and 2011, respectively and is included in general and administrative expenses.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

17.           Vessel Operating Expenses

Vessel operating expenses, comprise the following:
	2009	2010	2011
Crew wages and related costs	$8,822,637	$8,987,311	$8,604,570
Insurance	3,362,229	3,304,267	2,484,196
Repairs and maintenance	1,098,096	1,026,780	841,574
Spares and consumable stores	5,252,384	5,735,741	5,505,221
Miscellaneous expenses	1,499,318	920,707	582,455
Total	$20,034,664	$19,974,806	$18,018,016

18.           Income Taxes

The Company and its subsidiaries are incorporated either in the Marshall Islands or Liberia and under the laws of the Marshall Islands and Liberia, are not subject to income taxes. The Company however, is subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto ("Shipping Income"), unless exempt from United States federal income taxation.

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

For 2009, 2010 and 2011, the Company qualified for the benefits of Section 883.

19.           Gain from Vessel Early Redelivery

Gain from vessel early redelivery represents income recognized in connection with early termination of period time charters, resulting from a request of the respective vessel charterers for which the Company received cash compensation of $251,855, $113,338 and $1,947,947 in 2009, 2010 and 2011, respectively. In addition, in 2009, the early redelivery income includes a gain of $549,019 which relates to the unamortized fair value of below market acquired time charter on the vessel redelivery date as a result of the early termination has also been recognized.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

20.           General and Administrative Expenses

The details of general and administrative expenses, are as follows:

	2009	2010	2011
Share based compensation	$2,338,959	$10,461,204	$4,840,626
Consulting fees	1,834,862	2,269,933	-
Executive services and incentive compensation	-	-	5,193,645
Salaries	142,994	160,713	88,849
Bonus awards	2,688,199	2,159,801	52,120
Non-executive directors' remuneration	202,324	234,431	247,338
Office rent	36,216	35,489	38,947
Telecommunication expenses	22,954	14,220	25,416
Fares and traveling expenses	177,137	337,841	217,609
Personnel and other expenses	22,577	47,998	43,510
Other professional services	1,161,397	1,223,276	844,166
Directors and officers insurance	176,872	166,726	134,515
Stock market annual Fees	42,610	79,379	203,072
Other expenses	101,995	532,976	385,241
Total general and administrative expenses	$8,949,096	$17,723,987	$12,315,054

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

21.           Earnings Per Share (EPS)

Basic EPS – Class A Common Shares

Numerators	2009	2010	2011
Net income / (loss) available to Class A common shares	$65,678,614	$22,895,280	$(283,498,759)
Less: (Income) / loss attributable to non-vested share awards	(1,278,992)	(849,650)	7,644,949
Net Income / (loss) available to common shareholders	$64,399,622	$22,045,630	$(275,853,810)
Denominators
Weighted average common shares outstanding, basic and diluted	38,026,523	49,812,716	57,937,918
Net income / (loss) per common share, basic and diluted:	$1.69	$0.44	$(4.76)

Weighted Average Shares – Basic - In calculating basic EPS for our Class A Common Shares, the Company includes the effect of vested non-vested share awards and Class A Common Shares issued for exercised stock options awards and warrants from the date they are issued or vest.

Weighted Average Shares – Diluted - In calculating diluted earnings per share the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS for our Class A Common Shares, the following dilutive securities are included in the shares outstanding unless their effect is anti- dilutive:

•	Unvested share awards outstanding under the Company's Stock Incentive Plan
•	Class A Common Shares issuable upon exercise of the Company's outstanding warrants
•	Class A Common Shares issuable upon exercise of the Company's outstanding options

The Company excluded the dilutive effect of 32,000 (2010: 32,000) stock option awards, and 1,844,372 (2010: 1,913,184) non-vested share awards in calculating dilutive EPS for its Class A common shares as of December 31, 2011, as they were anti-dilutive.

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

On September 15, 2011, the Company entered into a Settlement Agreement ("Agreement") with Korea Line Corporation ("KLC") in relation to the early termination of the charterparty dated March 17, 2008, as amended, in respect of the M/V Pearl Seas. The parties reached into an agreement, where KLC admitted a liability of approximately $15.8 million, which will be settled in cash of $5.8 million, payable in 10 varying annual installments, commencing on December 28, 2012 and in shares of KLC.

RENTAL EXPENSE

Rental expense for the years ended December 31, 2009, 2010 and 2011 was $36,216, $35,489 and $38,947 respectively. Fixed future minimum non cancellable rent commitments as of December 31, 2011, based on a Euro/U.S. dollar exchange rate of €1.00:$1.29 amounts to $12,273 which are payable within one year.

CHARTER HIRE

Future minimum charter hire receipts, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2011, assuming 18 days off hire due to any scheduled dry-docking, net of commissions are:

For the year ending	Amount
December 31, 2012	$42,088,358
December 31, 2013	28,000,711
December 31, 2014	3,229,894
December 31, 2015	-
Total	$73,318,963

The above table excludes the Deiulemar Compagnia Di Navigazione S.P.A. minimum charter hire of $11.6 million, $11.0 million and $3.0 million for the years ending December 31, 2012, 2013 and 2014, respectively (refer to Note 24).

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

NEWBUILDINGS

Future newbuilding installments based on the non-cancelable newbuilding contracts as of December 31, 2011 are:

For the year ending	Amount
December 31, 2012	$66,789,400
December 31, 2013	82,362,350
Total	$149,151,750

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

23.           Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, amounts due from related parties and trade accounts receivable. The principal financial liabilities of the Company consist of long-term bank loan and a loan due to a related party, accounts payable, related parties payables and accrued liabilities.

(a) Interest rate risk: The Company's long-term bank loan and loan due to a related party are based on LIBOR and hence the Company is exposed to movements in LIBOR.

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, amounts due from related parties, restricted cash and cash and cash equivalents. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. The amounts due from related parties mainly relate to advance payments to Allseas to cover working capital equal to one month of estimated operating expenses. The Company places its restricted cash and cash and cash equivalents, with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.

(c) Fair value: The carrying values of trade accounts receivable, due from related parties, cash and cash equivalents,  restricted cash, accounts payable, related parties payables and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loan and loan due to a related party approximate the recorded value, due to their variable interest rate.

24.           Subsequent Events

As of December 31, 2011, the M/V Friendly Seas (the "Vessel") was chartered to Deiulemar Compagnia di Navigazione SpA, (the "Charterer") at a gross daily rate of $33,750 and a remaining minimum duration of 27 months. The Charterer failed to provide payment due since January 5, 2012 and provide the Vessel with voyage instructions and as a result, in January 2012, the Company provided written notice to the Charterer regarding the termination of the respective charter agreement and took delivery of the vessel.

On February 6, 2012, the Company entered into a new time charter agreement for its Vessel with Western Bulk Carriers AS for a period of 18 to 24 months at a gross daily rate of $10,700.