Form 20-F/A
period 2011-12-31
Paragon Shipping Inc.
filed 2012-05-11
CIK 1401112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

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

☐ Yes   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   No☒

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

☒ Yes  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes  No ☐

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

☐  Item 17  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   No ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F/A for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission, or SEC, on April 27, 2012, or the 2011 Form 20-F, is being filed solely for the purposes of furnishing Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

Users of this data are advised that pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of any registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections.

 PART III

Item 19.                      Exhibits

Exhibit Number	Description
101
The following financial information from Paragon Shipping Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012, formatted in Extensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2010 and 2011;
(ii) Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011;
(iii) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2009, 2010 and 2011;
(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011; and
(v) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARAGON SHIPPING INC.

	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman, President Chief Executive Officer and Interim Chief Financial Officer

Dated: May 11, 2012