Form 20-F/A
period 2011-12-31
Paragon Shipping Inc.
filed 2012-05-31
CIK 1401112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________

FORM 20-F/A
__________________________

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

☐ Yes   ☒ No

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report of Paragon Shipping Inc. (the "Company") on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission (the "SEC") on April 27, 2012 (the "2011 Form 20-F"), as amended by Amendment No. 1 to the 2011 Form 20-F, as filed with the SEC on May 11, 2012 (the "Amendment No. 1"), is being filed solely to correct certain discrepancies contained in the Interactive Data File disclosure furnished as Exhibit 101 to Amendment No. 1 in accordance with Rule 405 of Regulation S-T.

Due to a coding error, the Interactive Data Files contained in Exhibit 101 to Amendment No. 1 contain discrepancies in the scaling of the financial statement amounts.  Certain numerical amounts were inadvertently rendered in thousands of U.S. dollars instead of being correctly designated in U.S. dollars as shown.  It is noted that such amounts were correctly rendered in the financial statement tables included in the 2011 Form 20-F originally filed with the SEC on April 27, 2012.  The Company has corrected the scaling discrepancies in the Interactive Data furnished as Exhibit 101 to this Amendment No. 2.  The remainder of the Interactive Data Files, which were correctly stated in Amendment No. 1, are also included in Exhibit 101 being furnished with this Amendment No. 2.

Other than as expressly set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate the information contained in the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

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

PARAGON SHIPPING INC.

	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chairman, President, Chief Executive Officer and Interim Chief Financial Officer

Dated: May 31, 2012