Form 20-F
period 2012-12-31
Paragon Shipping Inc.
filed 2013-04-03
CIK 1401112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

Robert Perri, +30 210 891 4600, r.perri@paragonshipping.gr
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2012, there were 11,001,403 shares of the registrant's Common Stock, par value $0.001 per share, outstanding.

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

  ☐Item 17  ☐ Item 18

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the drybulk shipping industry, changes in the Company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the SEC.

Please note in this annual report, references to "we," "us," "our," and "the Company," all refer to Paragon Shipping Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires.

PART I

Item 1.                   Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.                   Offer Statistics and Expected Timetable

Not applicable.

Item 3.                   Key Information

A.	Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data, which are stated in U.S. dollars, other than share data, as of and for the years ended December 31, 2008, 2009, 2010, 2011 and 2012. The selected data is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2010, 2011 and 2012, and the consolidated balance sheets at December 31, 2011 and 2012, together with the notes thereto, are included elsewhere in this annual report. The following data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

Following the 10-for-1 reverse stock split effectuated on November 5, 2012, pursuant to which every ten shares of our common stock issued and outstanding were converted into one share of common stock, all share and per share amounts disclosed in the table below and in our consolidated financial statements included at the end of this annual report have been retroactively restated to reflect this change in capital structure. Please refer to "Item 4.  Information on the Company—A. History and Development of the Company."

	Year ended December 31,

	2008	2009	2010	2011	2012
INCOME STATEMENT DATA
(Expressed in United States Dollars, except for share data)
Net revenue	$161,137,646	$152,747,121	$111,700,109	$86,907,967	$50,300,679
Operating income / (loss)	94,682,596	79,268,499	34,121,346	(275,225,740)	2,293,932
Comprehensive income / (loss)	69,229,461	65,678,614	22,895,280	(283,498,759)	(18,184,229)
Net income / (loss) available to Class A common shares	69,229,461	65,678,614	22,895,280	(283,498,759)	(17,557,125)
Earnings / (loss) per Class A common share, basic	$25.79	$16.94	$4.43	$(47.61)	$(2.84)
Earnings / (loss) per Class A common share, diluted	$25.60	$16.94	$4.43	$(47.61)	$(2.84)
Weighted average number of Class A common shares, basic	2,681,992	3,802,652	4,981,272	5,793,792	6,035,910
Weighted average number of Class A common shares, diluted	2,701,001	3,802,652	4,981,272	5,793,792	6,035,910
Dividends declared per Class A common share	$18.75	$2.00	$2.00	$0.50	—

	Year ended December 31,
	2008	2009	2010	2011	2012
OTHER FINANCIAL DATA
(Expressed in United States Dollars)
Net cash from operating activities	$83,474,314	$80,406,754	$60,613,801	$45,467,429	$13,376,809
Net cash (used in) / from investing activities	(78,072,478)	(40,500,000)	(142,151,113)	43,673,793	(15,702,244)
Net cash from / (used in) financing activities	31,711,279	25,611,672	(17,634,931)	(109,365,640)	5,438,803

	As of December 31,

	2008	2009	2010	2011	2012
BALANCE SHEET DATA
(Expressed in United States Dollars)
Total current assets	$72,274,712	$190,049,436	$55,503,278	$37,457,564	$31,333,204
Total assets	742,421,254	812,692,848	821,276,010	432,073,937	419,974,902
Total current liabilities	69,219,899	78,990,340	45,212,355	40,486,845	21,971,886
Long-term debt	334,335,000	270,235,000	282,757,012	169,096,000	181,114,926
Total liabilities	433,989,975	356,427,030	330,804,343	210,849,790	204,454,389
Capital stock	2,714	5,119	5,587	6,090	11,001
Total shareholders' equity / net assets	308,431,279	456,265,818	490,471,667	221,224,147	215,520,513

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk carriers varies widely; however, the continued downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels in 2008. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for drybulk cargoes carried internationally at sea, including coal, iron ore, grain and minerals. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters upon their expiration or termination, of which ten are scheduled to expire in 2013, assuming the earliest redelivery dates, at rates sufficient to allow us to meet our obligations or at all.

Factors that influence demand for vessel capacity include:

•	supply of and demand for energy resources, commodities and drybulk cargoes;

•	changes in the exploration or production of energy resources commodities, and drybulk cargoes;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities and drybulk cargoes;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that could influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire.

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

The continued downturn in the drybulk carrier charter market has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may adversely affect our ability to comply with our loan covenants.

The continued downturn in the drybulk charter market, from which we derive our revenues, has severely affected the entire drybulk shipping industry and our business. The Baltic Dry Index, or the BDI, an index published by the Baltic Exchange Limited of shipping rates for key drybulk routes, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI recorded a 25-year record low of 647 in February 2012. While the BDI has since increased to 896 as of April 2, 2013, there can be no assurance that the drybulk charter market will increase further, and the market could decline.

The downturn and volatility in drybulk charter rates has had a number of adverse consequences for drybulk shipping, including, among other things:

•	an absence of financing for vessels;

•	no active second-hand market for the sale of vessels;

•	extremely low charter rates, particularly for vessels employed in the spot market;

•	widespread loan covenant defaults in the drybulk shipping industry; and

•	declaration of bankruptcy by some operators and ship owners as well as charterers.

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows and financial condition.

The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and ability to comply with the financial and security coverage ratio covenants contained in our loan and credit facilities. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels and the market could continue to decline further. If charter rates and vessel values in the drybulk market continue to decline and remain at low levels for any significant period in 2013, this will continue to have an adverse effect on our revenues, profitability, cash flows and our ability to maintain compliance with the financial and security coverage ratio covenants contained in our loan and credit facilities.

If economic conditions throughout the world do not improve, it will impede our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Since 2008, lending by financial institutions worldwide remain at very low levels compared to the period preceding 2008. As of December 31, 2012, we had total outstanding indebtedness of $195.5 million (of principal balance) under our credit facilities.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP decreased to approximately 7.8% for the year ended December 31, 2012, as compared to approximately 9.3% for the year ended December 31, 2011, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the Euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for drybulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing or refinance our existing loan and credit facilities on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, the debt and equity capital markets have been severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the continuing weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, or that we will be able to refinance our existing loan and credit facilities, on acceptable terms or at all. If additional financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

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

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. If the global economic recovery is undermined by downside risks and the recent economic downturn is prolonged, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

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

Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the MT Limburg, a vessel unaffiliated with us, in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably, which may have a material adverse effect on our business, prospects, financial conditions, liquidity and results of operations.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we have. Competition for the transportation of drybulk cargo is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have, could enter the drybulk shipping industry and operate larger fleets than we do through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, off the coast of West Africa and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, our reputation and the market for our common shares could be adversely affected.

From time to time on our charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, amended the Iran Sanctions Act. Among other things, CISADA introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries

The container shipping industry is cyclical and volatile and the recent global economic recession has resulted in decreased demand for container shipping, which, together with an over-supply of containership capacity, may negatively impact any future containership operations we may have.

As of the date of this annual report, we had contracts for the construction of two 4,800 TEU newbuilding containerships that are scheduled to be delivered to us during the second quarter of 2014. We have entered into an agreement with Box Ships Inc. (NYSE: TEU), or Box Ships, a related party entity, pursuant to which we have granted Box Ships the option to acquire our newbuilding containerships by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. If Box Ships does not exercise its options to acquire one or both of our containerships under construction, we will be permitted to charter the vessels on period charters commencing not more than 45 days after their delivery to us and our investment in the containership industry will generally depend on continued growth in world and regional demand for container shipping services. The recent global economic slowdown has resulted in decreased demand for container shipping and a related decrease in charter rates.

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

In addition, the size of the containership orderbook has remained at high levels in the last 12 months and newbuilding containerships with an aggregate capacity of 3.4 million TEU were on order, representing 21% of the total fleet capacity, as of March 2013. The size of the orderbook is large relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with a reduced level of demand for container shipping, may result in a further reduction of charter rates.

If the containership market is in a period of sustained depression when we take delivery of our newbuilding containerships and the containership global fleet capacity increases due to the delivery of newbuildings or further redeployment of previously idle vessels, we may be unable to charter the containerships upon their delivery to us, which is scheduled for the second quarter of 2014, if Box Ships does not exercise its options to acquire the vessels, at rates suitable to operate the vessels profitably or at all.

In addition, as of the date of this annual report, we owned 3,437,500 common shares, or approximately 13.8% of the outstanding common shares of Box Ships. The market value of such shares, which are publicly traded on the New York Stock Exchange, or NYSE, is volatile and has declined since the date we acquired them.

An over-supply of drybulk carrier capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

The market supply of drybulk carriers has been increasing in large part as a result of the delivery of numerous newbuilding orders over the last few years, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2012. As of March 2013, newbuilding orders had been placed for an aggregate of more than 18% of the current global drybulk fleet, with deliveries expected during the next three years.

An over-supply of drybulk carrier capacity, particularly in conjunction with the currently reduced level of demand for drybulk shipping, may result in a further reduction of charter hire rates or prolong the period during which low charter hire rates prevail. If the current low charter rate environment persists or worsens and the drybulk global fleet capacity increases due to the delivery of newbuildings or further redeployment of previously idle vessels, we may not be able to recharter our drybulk vessels upon the expiration or termination of our current charters, of which ten are scheduled to expire in 2013, assuming the earliest redelivery rates and no exercise of any options to extend the durations of the charters, or charter our drybulk newbuilding vessel scheduled to be delivered to us in the fourth quarter of 2013, for which we have not yet arranged employment, at rates suitable to meet our obligations or at all.

The market value of our vessels has declined and may further decline, which could limit the amount of funds that we can borrow and has triggered and could in the future trigger breaches of certain financial and security coverage ratio covenants contained in our current and future credit facilities and we may incur a loss if we sell vessels following a decline in their market value.

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

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines further, we may not be in compliance with certain covenants contained in our loan and credit facilities and we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our loan and credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels. Furthermore, if we sell any of our owned vessels at a time when prices are depressed, our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. In addition, if vessel values persist or decline further, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.

Charter rates are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends, if any, in the future.

All of our vessels are currently employed on fixed rate time charters with an average remaining duration of 0.5 years, assuming no exercise of any options to extend the durations of the charters, with expirations ranging from April 2013 to November 2015. Our vessels operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements, renew existing agreements during a time when charter rates are weaker or operate our vessels on the spot market, which could affect the amount of dividends, if any, that we pay to our shareholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns during these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality has not materially affected our operating results, it could materially affect our operating results and cash available for distribution to our shareholders as dividends, if any, in the future.

Rising fuel, or bunker prices, may adversely affect profits.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every two and a half to five years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

           Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to European Union Regulations, U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, including modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties, criminal liability, remediation costs and natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

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

These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings. The involvement of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. For example, in November 2012, one of our vessels was arrested due to a prior sub-charterer's unsettled bunkering expenses. The respective vessel was detained for approximately 19 days and was released in December 2012, after the issuance of a letter of guarantee from our Manager, and continued its employment. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

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

Company Specific Risk Factors

We have not been in compliance with certain of the financial and other covenants contained in certain of our loan and credit facilities, for which we have obtained waivers or amendments or refinanced the affected debt. If we are not in compliance with the original covenants when our existing waivers expire and if we are not successful in obtaining additional waivers or amendments or refinancing the affected debt, our lenders may declare an event of default and accelerate our outstanding indebtedness, which would impact our ability to continue to conduct our business.

Our loan and credit facilities, which are secured by mortgages on our vessels, require us to maintain specified financial ratios mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, as determined in accordance with the terms of that agreement, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a security cover ratio, and to satisfy certain other financial covenants. In general, these other financial covenants require us to maintain (i) minimum liquidity; (ii) a maximum leverage ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth; (v) a minimum debt service coverage ratio; and (vi) a minimum working capital.

A violation of the security cover ratio, unless cured as set forth under the applicable loan or credit facility, or a violation of any of the financial covenants contained in our loan and credit facilities constitutes an event of default under our loan and credit facilities, which, unless waived or modified by our lenders, provides our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels, or may cause us to reclassify our indebtedness as current liabilities, which would impair our ability to continue to conduct our business. As a result of intense fluctuation in the drybulk charter market and the related fluctuation in vessel values, we were not in compliance with certain financial and security cover ratio covenants contained in certain of our loan and credit facilities in the past, and as such, we obtained waivers of the relevant covenant breaches, entered into amendments to the relevant facilities or refinanced the affected debt and deposited additional security to cure the shortfall in the security cover required to be maintained under the relevant facilities. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan and Credit Facilities."

We may not be successful in obtaining additional waivers of covenant breaches or amendments to covenants contained in our loan and credit facilities or refinancing the affected debt if we are not in compliance with the original covenants in our loan and credit facilities when our existing waivers expire. Accordingly, our lenders could accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to conduct our business and continue as a going concern. Furthermore, all of our loan and credit facilities contain a cross-default provision that may be triggered by a default under one of our other loan or credit facilities. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross default provisions in all of our loan and credit facilities, the refusal of any one lender to grant or extend a waiver could result in all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective loan and credit facilities. If our outstanding indebtedness, which amounted to $195.5 million as of December 31, 2012, is accelerated in full or in part, in the current financing environment we may not be able to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. Moreover, any refinancing or additional financing may be more expensive and carry more onerous terms than those in our existing loan and credit facilities. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan and credit facilities.

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

 In addition, under these covenants, we are required to maintain minimum liquidity as discussed in Note 9 in our consolidated financial statements included at the end of this annual report.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. For example, under one of loan agreements, we are prohibited from paying dividends until the maturity of the loan in July 2015. In addition, certain of our other loan and credit facilities contain additional restrictions and impose maximum limits on the per share dividend that we may pay per annum and require that we maintain certain minimum liquidity following the payment of any dividends. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' consent when needed. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. These potential restrictions and requirements may further limit our ability to pay dividends, if any, in the future to you, finance our future operations, make acquisitions or pursue business opportunities.

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

Our ability to comply with the covenants and restrictions contained in our loan and credit facilities may be affected by economic, financial and industry conditions and other factors beyond our control. Any default under our loan and credit facilities that is not waived or amended by the required lenders could prevent us from paying dividends in the future. If we are unable to repay indebtedness, the lenders under our loan and credit facilities could proceed against the collateral securing that indebtedness. In such case, we may be unable to repay the amounts due under our loan and credit facilities. This could have serious consequences for our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, the rates we earn under our charters, our ability to obtain charters, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

Certain existing stockholders, who hold approximately 56.5% of our outstanding common shares, may have the power to exert control over us, which may limit your ability to influence our actions.

As of the date of this annual report, Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, beneficially owned a total of 6,400,364 common shares, or approximately 56.5% of our outstanding common shares, all of which are held indirectly through Innovation Holdings S.A., or Innovation Holdings, a company beneficially owned and controlled by Mr. Bodouroglou, and Loretto Finance Inc., or Loretto, a wholly owned subsidiary of Allseas, that is controlled by Mr. Bodouroglou and members of his family. Due to the number of shares he owns, Mr. Bodouroglou has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of Mr. Bodouroglou may be different from your interests.

We will need to procure significant additional financing in order to complete the construction of our newbuilding vessels, which may be difficult to obtain on acceptable terms or at all.

As of the date of this annual report, our newbuilding program was comprised of one Handysize drybulk carrier scheduled for delivery in the fourth quarter of 2013 and two 4,800 TEU containerships scheduled for delivery in the second quarter of 2014, all of which are being constructed pursuant to construction contracts we have entered into with Zhejiang Ouhua Shipbuilding, or Ouhua. The estimated total contractual costs of our newbuilding vessels amounted to $138.3 million, of which an aggregate of $112.9 million was outstanding as of the date of this annual report and is due upon delivery of the vessels.

In order to complete the construction of our newbuilding program, we will need to procure significant additional financing. In 2011, we entered into a syndicated secured loan facility led by Nordea Bank Finland Plc, or Nordea, to partially finance the construction of four newbuilding Handysize vessels, of which we used $28.9 million to partially finance the delivery of two Handysize vessels delivered in May 2012 and June 2012, the M/V Prosperous Seas and the M/V Precious Seas, respectively. As of the date of this annual report, we had up to $33.8 million in available borrowing capacity under this facility, which is available to partially finance the M/V Priceless Seas that was delivered to us in January 2013 and our remaining Handysize newbuilding vessel discussed above, and no other available borrowing capacity. However, as a condition precedent, our outstanding loan to Box Ships, under which approximately $13.0 million was outstanding as of the date of this annual report, which matures in April 2014, must be repaid in full before we are able to draw the undrawn portion of the syndicated secured loan facility led by Nordea. We have not yet secured financing for the remaining construction costs of our two 4,800 TEU containership newbuildings. If for any reason we fail to take delivery of the newbuilding vessels described above, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction, which amounted to an aggregate of $25.4 million as of December 31, 2012, and we may incur additional costs and liability to the shipyard under the construction contracts.

In addition, the actual or perceived credit quality of our charterers and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to meet our capital commitments, or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher level than the anticipated cost, may materially affect our results of operation and our ability to implement our business strategy, including our ability to take delivery of our vessels under construction. Should additional financing not be available on favorable terms or at all, this would have a material adverse effect on our business, financial condition, results of operations and cash flows.

We depend upon a few charterers for a significant part of our revenues and the failure of one or more of these charterers to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business and ability to comply with covenants in our loan and credit facilities.

We derive a significant part of our charter hire from a small number of customers. For the year ended December 31, 2012, we derived 75.6% of our voyage revenues from four charterers, as presented in our audited consolidated financial statements, included elsewhere in this annual report. All of our drybulk carriers are currently employed under time charter agreements with an average remaining duration of approximately 0.5 years assuming no exercise of any options to extend the durations of the charters. If one or more of these charterers is unable to perform under one or more charters with us, or if a charterer exercises certain rights it may have to terminate the charter before its scheduled termination date, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

The ability and willingness of each of our charterers to perform its obligations under a time charter agreement with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry, the overall financial condition of the charterer, the loss of the relevant vessel, prolonged off-hire periods or the seizure of the relevant vessel for more than a specified number of days. In addition, charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities, such as iron ore, coal, grain, and other minor bulks. Moreover, in depressed market conditions, there have been reports of charterers, including some of our former charter counterparties as discussed below, renegotiating their charters or defaulting on their obligations under charters, and our customers may fail to pay charter hire or attempt to renegotiate charter rates.

On March 9, 2011, we received a notice of termination, effective immediately, from Korea Line Corporation, or KLC, a South Korean shipping company that filed a petition for rehabilitation in January 2011, relating to our time charter with KLC for the M/V Pearl Seas, which was originally scheduled to expire no earlier than in August 2011. Under the charter, we were entitled to a gross daily rate of $37,300, with an optional extension of up to an additional 26 to 28 months at the charterers' option at a gross daily rate of $32,500, plus a 50% profit share above that level. Revenues from our charter with KLC were 16.2% of our total revenues for the year ended December 31, 2010. We received all charter hire due on the vessel until January 29, 2011. On September 15, 2011, we entered into a settlement agreement with KLC in relation to the early termination of the respective time charter, according to which KLC accepted a liability of approximately $15.8 million, of which 37% would be settled in cash, amounting to approximately $5.8 million, payable in ten annual installments of varying amounts, commencing in December 2012, and the remainder of the liability would be payable in shares of KLC. In May 2012, we received 111,201 shares of KLC and in December 2012, we received the first cash installment payment of $29,137 due to us under the settlement agreement. On March 28, 2013, the Seoul Central District Court approved an amended KLC rehabilitation plan, under which nine-tenths of the remaining cash payments due to us under the settlement agreement will be paid in shares of KLC rather than in cash, reducing the amount of cash we are entitled to receive from KLC from approximately $5.8 million to approximately $0.6 million, which will be payable to us in nine annual installments of varying amounts. We may have difficulty recovering the outstanding amount we are owed from KLC under the settlement agreement and we cannot guarantee that the terms of the KLC rehabilitation plan will not be further amended in the future. The M/V Pearl Seas is currently employed under a time charter with Cargill International S.A., or Cargill, at a gross daily rate of $12,125, which is scheduled to expire in September 2013, assuming the earliest redelivery of the vessel under the charter.

In addition, as of December 31, 2011, the M/V Friendly Seas was chartered to Deiulemar Compagnia di Navigazione SpA, or Deiulemar, at a gross daily rate of $33,750 and a remaining minimum duration of 27 months. Deiulemar failed to provide payment due since January 5, 2012 and failed to provide the M/V Friendly Seas with voyage instructions. Accordingly, we provided Deiulemar with written notice of termination of the charter and took delivery of the vessel. Although we have already initiated arbitration procedures in order to pursue any claims we may have against Deiulemar due to its failure to meet its obligations under the time charter agreement, we may have difficulty recovering the amounts due to us under the charter. On February 6, 2012, we entered into a new time charter agreement for the M/V Friendly Seas with Western Bulk Carriers AS, or Western Bulk, for a period of 18 to 24 months at a gross daily rate of $10,700.

As with the M/V Pearl Seas and the M/V Friendly Seas, the time charters on which we deploy a number of our other vessels provide for charter rates that are above current market rates. Should a counterparty fail to honor its obligations under its charter with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at significantly lower rates, given the currently decreased drybulk carrier charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our loan and credit facilities, certain of which specifically require the maintenance of minimum charter rate levels and consider the termination of a charter to be an event of default.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. All of our vessels are currently employed on fixed rate time charters with an average remaining duration of 0.5 years, assuming no exercise of any options to extend the durations of the charters, with expirations ranging from April 2013 to November 2015. If the spot charter rates or short-term time charter rates in the drybulk shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to recharter our vessels at lower charter rates, as was the case with the M/V Pearl Seas and the M/V Friendly Seas described above, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in our loan and credit facilities.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into contracts with Ouhua for the construction of one Handysize drybulk carrier scheduled for delivery in the fourth quarter of 2013 and two 4,800 TEU containerships scheduled for delivery in the second quarter of 2014. The estimated total contractual costs of these vessels amounted to $138.3 million, of which an aggregate of $112.9 million was outstanding as of the date of this annual report and is due upon delivery of the vessels.

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

Our strategy is to employ our vessels on fixed-rate period charters. As of the date of this annual report, all of our vessels were employed on fixed-rate time charters, of which ten were scheduled to expire in 2013, assuming the earliest redelivery dates and no exercise of any options to extend the durations of the charters. We have not yet secured employment for our Handysize drybulk newbuilding vessel under construction, which is scheduled to be delivered to us in the fourth quarter of 2013, or for the two 4,800 TEU containership newbuilding vessels under construction, which are scheduled to be delivered to us in the second quarter of 2014. Currently, prevailing drybulk carrier charter rates are significantly lower than those provided for in our existing charter agreements and containership charter rates are below historical averages. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new time charters during periods when charter rates are at depressed levels, as was the case with respect to certain of our vessels in 2012, we may have to employ our vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our vessels profitably to allow us to repay our debt and meet our other obligations.

We may be required to recognize additional losses relating to our investment in Box Ships if the stock price of Box Ships' common share declines further.

Currently, we own 13.8% of the outstanding common shares of Box Ships. The fair value of our investment in Box Ships, based on the closing price of Box Ships' common shares on the NYSE on September 30, 2012, or $5.95, was $20.5 million. As of September 30, 2012, we considered the difference between the fair value and the book value of the investment in Box Ships as other than temporary and therefore, the investment was impaired and a loss of $14.1 million was recorded. The fair value of our investment in Box Ships based on the closing price of Box Ships' common shares on the NYSE on December 31, 2012, or $4.10, was $14.1 million. As of December 31, 2012, we did not consider the difference between the fair value and the book value of the investment in Box Ships as other than temporary and therefore the investment was not impaired any further.

If the stock price of Box Ships' common share declines further due to other than temporary reasons, we will be required to recognize additional losses.

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

We intend to grow our business through the acquisition of our three contracted newbuilding vessels and we may make selective acquisitions of other additional secondhand and newbuilding vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise newbuilding vessels we may order, and obtain required debt or equity financing on acceptable terms.

A delay in the delivery to us of any vessel we contract to acquire, including our three newbuilding vessels, or the failure of the seller or shipyard to deliver a vessel to us at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

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

In addition, we may seek to terminate a newbuilding contract due to market conditions, financing limitations, significant delay in the delivery of the vessels or other reasons. If for any reason we fail to take delivery of our three newbuilding vessels, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction, which amounted to an aggregate of $25.4 million as of December 31, 2012, and we may incur additional costs and liability to the shipyard under the construction contracts.

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

In light of the continued decline of charter rates and the related decline in asset values in the drybulk market, as well as a highly challenged financing environment, our Board of Directors, beginning with the first quarter of 2011, has suspended payment of our common share quarterly dividend. Our dividend policy is assessed by the Board of Directors from time to time. The suspension allows us to retain cash and increase our liquidity so we are in a better position to capitalize on investment opportunities during the weakened market conditions. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, including restrictions on our ability to pay dividends under the terms of our loan and credit facilities, limit our ability to pay dividends.

For example, under the supplemental agreement we entered into with the Bank of Scotland Plc, or the Bank of Scotland, on November 30, 2012, we are not permitted to declare or pay any dividends until the maturity of the respective loan agreement in July 2015. In addition, certain of our other loan and credit facilities restrict the amount of dividends we may pay to $0.50 per share per annum and limit the amount of quarterly dividends we may pay to 100% of our net income for the immediately preceding financial quarter. We are also required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, $25.0 million or $1.25 million per vessel.

Furthermore, we may not be permitted to pay dividends if we are in breach of the covenants contained in our loan and credit facilities. The terms of our loan and credit facilities contain a number of financial covenants and general covenants that require us to, among other things, maintain security cover ratios, minimum cash balances and insurance including, but not limited to, hull and machinery insurance in an amount at least equal to the fair market value of the vessels financed, as determined by third party valuations. We may not be permitted to pay dividends in any amount under our loan and credit facilities if we are in default of any of these loan covenants or if we do not meet specified debt coverage ratios and minimum charter rate levels.

Moreover, the declaration and payment of dividends, if any, in the future will depend on the provisions of Marshall Islands law affecting the payment of dividends. Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend and under Marshall Islands law, dividends may only be declared and paid out of surplus or, under certain circumstances, net profits.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We have entered into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under certain of our credit facilities which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2012, the fair value of our interest rate swaps was a liability of $2.6 million.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2012, we had outstanding indebtedness of $195.5 million. We expect to incur additional indebtedness in order to fund the aggregate remaining purchase commitments for our three newbuilding vessels amounting to $112.9 million and any further growth of our fleet. This level of debt could have significant adverse consequences to our business and future prospects, including the following:

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

We may not be able to refinance indebtedness incurred under our loan and credit facilities if we are not able to meet our debt service requirements relating to such indebtedness, or we may be unable to borrow under our existing or future debt agreements, which may adversely affect our business, financial condition, results of operations and cash flows.

As of December 31, 2012, we had $195.5 million of outstanding indebtedness under our loan and credit facilities. We cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all. For so long as we have outstanding indebtedness under our loan and credit facilities, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. We may not be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our loan and credit facilities or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. In addition, if the recent financial difficulties experienced by financial institutions worldwide lead to such institutions being unable to meet their lending commitments, that inability could have a material adverse effect on our ability to meet our obligations and grow our fleet. If we are not able to borrow under our existing or future debt agreements and are unable to find alternative sources of financing on terms that are acceptable to us or at all, our business, financial condition, results of operations and cash flows may be materially adversely affected.

We may have difficulty effectively managing our planned growth.

Since the completion of our initial public offering in August 2007, we have increased the size of fleet from six drybulk carriers to thirteen drybulk carriers. In addition, as of the date of this annual report, our newbuilding program was comprised of one Handysize newbuilding drybulk carrier scheduled for delivery in the fourth quarter of 2013 and two 4,800 TEU newbuilding containerships scheduled for delivery of in the second quarter of 2014. We have granted Box Ships the option to acquire our newbuilding containerships by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time.

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

The expansion of our fleet may impose significant additional responsibilities on our management and the management and staff of Allseas Marine S.A., or Allseas or our Manager, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, that is responsible for the commercial and technical management functions for our fleet and provides the services of our executive officers, and may necessitate that we and Allseas increase the number of personnel. Allseas may have to increase its customer base to provide continued employment of our fleet, and such costs will be passed on to us by Allseas.

We are dependent on Allseas for the commercial and technical management our fleet, as well as to provide us with our executive officers, and the failure of Allseas to satisfactorily perform its services may adversely affect our business.

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. In connection with the respective agreement, Allseas is entitled to an executive services fee, plus incentive compensation. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated in accordance with the agreement.

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

Our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, is the beneficial owner of all of the issued and outstanding capital stock of Allseas and Crewcare Inc., or Crewcare, our manning agent, and our Chief Operating Officer, Mr. George Skrimizeas, is the President and director of Allseas. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Allseas, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels managed by Allseas or other companies affiliated with Allseas and Mr. Bodouroglou. To the extent that entities affiliated with Mr. Bodouroglou, other than us, or Allseas own or operate vessels that may compete for employment or management services in the future, Allseas may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits. Mr. Bodouroglou granted to us a right of first refusal over future vessels that he or entities affiliated with him may seek to acquire in the future. However, we may not exercise our right to acquire all or any of these vessels in the future, and such vessels may compete with our fleet.

In addition, Allseas currently provides management services to vessels in Box Ships' fleet as well as our fleet. We have entered into an agreement with Box Ships and Mr. Michael Bodouroglou that provides that so long as (i) Mr. Bodouroglou is a director or executive officer of both our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent and we will not, directly or indirectly, acquire or charter any containership without the prior written consent of Box Ships. To the extent that we believe it is in our interest to grant such consent and Box Ships acquires drybulk vessels, such vessels may compete with our fleet. Allseas is not a party to the non-competition agreement described above and, under the terms of the agreement, may provide vessel management services to drybulk vessels other than ours. These conflicts of interest may have an adverse effect on our results of operations.

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

Moreover, Mr. Bodouroglou also serves as the Chairman, President and Chief Executive Officer of Box Ships and our Chief Financial Officer, Mr. Robert Perri, also serves as the Chief Financial Officer of Box Ships. Therefore, these individuals, who advise our Board of Directors on the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional capital stock and cash reserves, each of which can affect the amount of the cash available for distribution to our shareholders, may favor the interests of Box Ships or its affiliates and may not provide us with business opportunities that would benefit us. In addition, our executive officers and those of our Manager will not spend all of their time on matters related to our business.

Furthermore, Mr. Bodouroglou and Mr. Perri have fiduciary duties to manage our business in a manner that is beneficial to us and our shareholders the business and they have fiduciary duties to manage the business of Box Ships and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors, as applicable, may encounter situations in which their fiduciary obligations to Box Ships and us are in conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to Box Ships or us, such as with respect to the allocation and hiring of employees, the acquisition of other businesses or the entry into joint ventures, and in each case other than business opportunities in the drybulk shipping industry. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We have entered into a non-competition agreement with Box Ships and Mr. Michael Bodouroglou that provides that so long as (i) Mr. Bodouroglou is a director or executive officer of both our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent and we will not, directly or indirectly, acquire or charter any containership without the prior written consent of Box Ships. However, as a result of the conflicts discussed above, Allseas may favor its own interests, the interests of Box Ships and the interests of its affiliates, and our executive officers may favor the interests of Allseas, Box Ships and its affiliates, over our interests and those of our shareholders, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.

While we have the right to inspect previously owned vessels prior to our purchase of them and we intend to inspect all secondhand vessels that we acquire in the future, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into dry-dock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

We or our Manager may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team, including our ability to retain key members of our management team and to hire new members as may be necessary. As of the date of this annual report, we have two shoreside salaried employees and we reimburse our Manager for the services of our executive officers. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of the date of this annual report, our fleet was comprised of eight Panamax drybulk carriers, two Supramax drybulk carriers and three Handysize drybulk carriers with an aggregate capacity of approximately 816,472 dwt and an average age of 7.1 years. In addition, our newbuilding program is comprised of one Handysize drybulk carrier, which is scheduled to be delivered to us in the fourth quarter of 2013 and two 4,800 TEU containerships, which are scheduled to be delivered to us in the second quarter of 2014. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service maintained by Rio Tinto, Cargill and BHP-Billiton which has become the major vetting service in the drybulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will generally not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels profitably during the remainder of their useful lives.

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

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. However, our exposure to floating interest rate is only partially hedged. For more information on our interest rate swap agreements, refer to Note 10 in our consolidated financial statements included at the end of this annual report.

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

We and each of our subsidiaries qualify for this statutory tax exemption and we take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would no longer qualify for exemption under Section 883 for a particular taxable year if shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances with regard to our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to the tax exemption under Section 883 for any taxable year, we or our subsidiaries would be subject during those years to a 4% U.S. federal income tax on our gross U.S. source shipping income (without allowance for deduction) under section 887 of the Code. The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. In the absence of exemption from tax under Section 883, we would have been subject to a 4% tax on our gross U.S.-source shipping income equal to approximately $0.1 million for the year ended December 31, 2012.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those U.S. shareholders make an election available under the Code (which election could itself have adverse consequences for such U.S. shareholders), such U.S. shareholders would be liable to pay U.S. federal income tax at the then prevailing U.S. federal income tax rates on ordinary income plus interest upon "excess distributions" and upon any gain from the disposition of our common shares, as if such "excess distribution" or gain had been recognized ratably over the U.S. shareholder's holding period of our common shares. See "Item 10. Additional Information—E. Taxation—Material U.S., Marshall Islands Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, if any, in the future.

We are a holding company and our subsidiaries, which are wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments, if any, in the future depends on our subsidiaries and their ability to distribute funds to us. We do not intend to obtain funds from other sources to pay dividends, if any, in the future.

In addition, the declaration and payment of dividends by us and our Marshall Islands and Liberian subsidiaries will depend on the provisions of Marshall Islands and Liberian law affecting the payment of dividends. Marshall Islands and Liberian law generally prohibits the payment of dividends other than from surplus or net profits or while a company is insolvent or would be rendered insolvent upon payment of such dividend.

Our ability to pay dividends, if any, in the future will also be subject to our satisfaction of certain financial covenants contained in our loan and credit facilities. Currently, under our loan agreement with the Bank of Scotland, we are not permitted to declare or pay any dividends until the maturity of the respective loan agreement in July 2015. In addition, certain of our other loan and credit facilities restrict the amount of dividends we may pay to $0.50 per share per annum and limit the amount of quarterly dividends we may pay to 100% of our net income for the immediately preceding financial quarter. We are also required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, $25.0 million or $1.25 million per vessel.

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

As of December 31, 2012, 234 seafarers were employed, mainly by Crewcare, our manning agent, to crew our vessels. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. These agreements may not prevent labor interruptions. Any labor interruption could disrupt our operations and harm our financial performance.

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

The Public Company Accounting Oversight Board is currently unable to inspect the audit work and practices of auditors operating in Greece, including our auditor.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (PCAOB) inspections that assess their compliance with U.S. law and professional standards in connection with the performance of audits of financial statements filed with the SEC. Certain European Union, or EU, countries do not permit the PCAOB to conduct inspections of accounting firms established and operating in EU countries, even if they are part of major international firms. The PCAOB has concluded cooperative agreements within the European Union with the United Kingdom, Germany, the Netherlands, Spain and, most recently, Finland and France. Additionally, the PCAOB has entered into cooperative agreements with Switzerland and Norway, and with several non-European regulators in North America, the Middle East, Asia, and Australia. Accordingly, unlike for most U.S. public companies, the PCAOB is currently prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike the shareholders of most U.S. public companies, our shareholders are deprived of the possible benefits of such inspections. The PCAOB continues to pursue additional agreements with audit oversight authorities in other EU member states and jurisdictions around the world.

Risks Relating to Our Common Shares

The continued downturn in the drybulk carrier charter market has had a significant adverse impact on the market price of our common shares and may affect our ability to maintain our listing on the New York Stock Exchange or other securities exchange on which our common shares may be traded.

The continued weakness in the drybulk charter market has caused the price of our common shares to decline significantly since 2008. In November 2012, we conducted a 10-for-1 reverse stock split of our issued and outstanding common shares in order to continue to meet the minimum continued listing standards of the NYSE. Further declines in the trading price of our common shares may cause us to fail to meet certain of the continuing listing standards of the NYSE, which could result in the delisting of our common shares. If our shares cease to be traded on the NYSE or on another national securities exchange, the price at which you may be able to sell your common shares of the company may be significantly lower than their current trading price or you may not be able to sell them at all. The failure of our common shares to be listed on the NYSE may also result in defaults under our credit facilities. We are currently in compliance with all applicable NYSE listing standards.

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

The price of our common shares has dropped below $5.00 per share, and the last reported closing price on the NYSE on April 2, 2013 was $4.91 per share. As long as the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use our common shares as collateral may depress demand as certain institutional investors are restricted from investing in shares priced below $5.00 and lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under NYSE rules, we are required to maintain an average closing price of at least $1.00 over a consecutive 30-trading day period. On November 25, 2011, we received notification from the NYSE that we were no longer in compliance with the NYSE's continued listing requirements because the average closing price of our common shares had fallen below $1.00 for a consecutive 30-trading day period. Under NYSE rules, we were required to regain compliance with the NYSE's continued listing criteria by either (i) May 25, 2012, six-months following our receipt of the NYSE's notification, or (ii) if we determine it is necessary for us to take action requiring shareholder approval to regain compliance, such as effectuating a reverse stock split, promptly after our 2012 annual general meeting of shareholders. On November 5, 2012, we effectuated a 10-for-1 reverse stock split of our issued and outstanding common shares, which was approved by shareholders at our 2012 annual general meeting of Shareholders. Subsequently, the NYSE notified us that we had regained compliance on December 19, 2012.

The public market for our common shares may not continue to be active and liquid enough for you to resell our common shares in the future.

An active or liquid public market for our common shares may not continue going forward. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could continue to have an adverse effect on the market price of our common shares and could impact a potential sale price if holders of our common shares decide to sell their shares.

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

As a result of these and other factors, investors in our common shares may not be able to resell their shares at or above the price they paid for such shares. These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.

Future sales of our common shares could cause the market price of our common shares to decline and our shareholders may experience dilution as a result of our on-going agreement to issue of shares of our common shares to Loretto Finance Inc.

The market price of our common shares could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of our common shares.

In addition, in order to incentivize Allseas' continued services to us, we have entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares to Loretto in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. As of the date of this annual report, we had issued a total of 214,258 of our common shares to Loretto pursuant to this agreement.

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

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction which has developed a relatively more substantial body of case law.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions:

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

The above anti-takeover provisions, including the provisions of our shareholder rights plan, could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Item 4.                   Information on the Company

A.            History and development of the Company

We are Paragon Shipping Inc. We were incorporated under the laws of the Republic of the Marshall Islands on April 26, 2006. Our executive offices are located at 15 Karamanli Ave, GR 166 73, Voula, Greece. Our telephone number at that address is +30 210 891 4600.

Business Development

Effective as of the close of trading on November 5, 2012, we effectuated a 10-for-1 reverse stock split of our issued and outstanding common shares. Our common shares commenced trading on the NYSE on a split-adjusted basis upon the open of trading on November 6, 2012. The reverse stock split was approved by shareholders at the 2012 annual general meeting of shareholders held on October 24, 2012 and by our Board of Directors on October 24, 2012. The reverse stock split reduced the number of our issued and outstanding common shares and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise held a fractional share of our common stock as a result of the reverse stock split received a cash payment in lieu of such fractional share. The reverse stock split was completed in response to a notification we received on November 25, 2011 from the NYSE that we were no longer in compliance with the NYSE's continued listing requirements because the average closing price of our common shares had fallen below $1.00 for a consecutive 30-trading day period. Subsequent to the reverse stock split, the NYSE notified us that we had regained compliance with its continued listing criteria on December 19, 2012.

On December 24, 2012, we entered into an agreement to sell 4,901,961 newly-issued common shares to Innovation Holdings, an entity beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, for total consideration of $10.0 million. The transaction closed on December 24, 2012. In connection with the transaction, we were granted the right to repurchase the common shares issued to Innovation Holdings in the private placement for the same price at which the shares were sold, which expired without being exercised upon our execution of definitive documentation relating to the restructuring of our debt, as discussed below. In addition, Innovation Holdings also received customary registration rights in respect of the common shares it received in the private placement. The documentation entered into in connection with the private placement was approved by the independent members of our Board of Directors.

Subsequent to December 31, 2012, we finalized definitive documentation with our lenders relating to the restructuring of our outstanding indebtedness. For more information regarding the restructuring of our loan and credit facilities, please refer to the discussion under the heading "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan and Credit Facilities" and to Note 9 in our consolidated financial statements included at the end of this annual report.

As of the date of this annual report, we had 11,321,442 common shares outstanding.

Vessel Acquisitions and Dispositions

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

In the second quarter of 2010, we entered into contracts with Ouhua for the construction of four Handysize and three Kamsarmax drybulk vessels for an aggregate purchase price of $192.2 million. We also sold an option for an additional Kamsarmax newbuilding contract to an unrelated third party, which resulted in net proceeds of $0.6 million.

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

On March 17, 2011, we entered into an agreement with Ouhua to substitute our contracts for the construction of two Kamsarmax drybulk vessels that were scheduled for delivery in the third and fourth quarters of 2012 with contracts for the construction of two 4,800 TEU container vessels with deliveries scheduled in the fourth quarter of 2013.

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

On May 19, 2011, we completed the sale to Box Ships of the CMA CGM Kingfish and, as a result of the consideration received by us being partly based on the closing price of Box Ships' common shares on the NYSE on the delivery date of the vessels, recorded a non-cash loss of approximately $6.0 million in the second quarter of 2011.

On August 4, 2011, we agreed to convert our final Kamsarmax newbuilding contract into one of the already existing 4,800 TEU containership newbuilding contracts.

On October 13, 2011, we agreed to sell our Handymax drybulk carrier M/V Crystal Seas to an unaffiliated third party for $14.0 million, less a 3.0% commission. The vessel was delivered to her new owners on November 2, 2011.

On May 4 and on June 18, 2012, we took delivery of our first two newbuilding Handysize drybulk vessels, the M/V Prosperous Seas and the M/V Precious Seas, respectively.

On September 24, 2012, we agreed with Ouhua to postpone the delivery dates of our remaining two Handysize drybulk and two 4,800 TEU container vessels under construction and to change the apportionment of the advances already paid among the vessels under construction.

On January 29, 2013, we took delivery of our third Handysize drybulk vessel, the M/V Priceless Seas.

As of the date of this annual report, our newbuilding program was comprised of one Handysize drybulk vessel scheduled to be delivered to us in the fourth quarter of 2013 and two 4,800 TEU containerships scheduled to be delivered to us in the second quarter of 2014, for an aggregate contractual cost of $138.3 million, of which $112.9 million was outstanding and is due upon delivery. We intend to finance the remaining contractual costs of our newbuilding vessels with cash on hand, operating cash flows, borrowings under our syndicated secured loan facility led by Nordea and additional bank debt that we intend to arrange. We have granted Box Ships the option to acquire our newbuilding containerships by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time.

B.            Business overview

Introduction

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials, along worldwide shipping routes.

As of the date of this annual report, our operating fleet consisted of eight Panamax drybulk carriers, two Supramax drybulk carriers and three Handysize drybulk carriers with an aggregate capacity of approximately 816,472 dwt and an average age of 7.1 years.

Prior to April 2011, we owned and operated three containerships. In the second quarter of 2011, we sold these containerships to Box Ships, then our wholly-owned subsidiary. Box Ships completed its initial public offering in April, 2011, and we continue to own 3,437,500 shares of Box Ships, which, as of the date of this annual report, represented approximately 13.8% of Box Ships' outstanding common shares.

In addition, as of the date of this annual report, our newbuilding program was comprised of one Handysize drybulk carrier, which is scheduled to be delivered to us in the fourth quarter of 2013, and two 4,800 TEU containerships, which are scheduled to be delivered to us in the second quarter of 2014. We have granted Box Ships the option to acquire our newbuilding containerships by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time.

Allseas is responsible for all commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Allseas is beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou.

Our Fleet

The following tables present certain information concerning our fleet as of the date of this annual report.

Operating drybulk fleet

				Gross	Re-delivery from
				Daily	Charterer (2)
		Year		Charter
Vessel Name and Type	DWT	Built	Charterer Name	Rate (1)	Earliest	Latest
Panamax
Dream Seas	75,151	2009	Intermare Transport GmbH	$20,000	May 2013	Aug. 2013
Coral Seas (3)	74,477	2006	Morgan Stanley Capital Group Inc.	$12,000	Dec. 2013	Mar. 2014
Golden Seas (4)	74,475	2006	Mansel Ltd.	$12,250	Sept. 2013	Dec. 2013
Pearl Seas	74,483	2006	Cargill International S.A.	$12,125	Sept. 2013	Jan. 2014
Diamond Seas	74,274	2001	DS Norden A/S	$8,750	Apr. 2013	Apr. 2013
Deep Seas (5)	72,891	1999	Morgan Stanley Capital Group Inc.	$11,000	July 2014	Oct. 2014
Calm Seas	74,047	1999	Intermare Transport GmbH	$11,800	Oct. 2013	Mar. 2014
Kind Seas	72,493	1999	Torm A/S	$8,500	Apr. 2013	Apr. 2013
Total Panamax	592,291
Supramax
Friendly Seas	58,779	2008	Western Bulk Carriers A/S	$10,700	Aug. 2013	Feb. 2014
Sapphire Seas	53,702	2005	Grieg Star Bulk A/S	$13,900	Apr. 2013	Apr. 2013
Total Supramax	112,481
Handysize
Prosperous Seas (6)	37,293	2012	Cargill International S.A.	$12,125	Mar. 2014	July 2014
Precious Seas (6)	37,205	2012	Cargill International S.A.	$12,125	May 2014	Sept. 2014
Priceless Seas	37,202	2013	STX Pan Ocean Co. Ltd.	$6,000	Apr. 2013	Apr. 2013
Total Handysize	111,700
Total	816,472

(1)	Daily charter hire rates in this table do not reflect commissions, which are payable by us to third party chartering brokers and Allseas, ranging from 1.25% to 6.25%, including the 1.25% to Allseas.

(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon expiration of the charter.

(3)	The charterers have an option to extend the term of the charter for an additional 11 to 13 months at a gross daily rate of $14,500.

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

(6)	The charterers have the option to extend the term of the charter for an additional 11 to 14 months at a gross daily rate of $15,500.

Handysize Drybulk Newbuildings we have agreed to acquire

Vessel Name	DWT	Shipyard	Expected Shipyard Delivery
Hull no. 625	37,200	Zhejiang Ouhua Shipbuilding	Q4 2013
Total	37,200

 Containership Newbuildings we have agreed to acquire

Vessel Name	TEU	Shipyard	Expected Shipyard Delivery
Hull no. 656 (1)	4,800	Zhejiang Ouhua Shipbuilding	Q2 2014
Hull no. 657 (1)	4,800	Zhejiang Ouhua Shipbuilding	Q2 2014
Total	9,600

(1)
We have granted Box Ships the option to acquire this containership by way of a novation of the construction contract from us at any time prior to the vessel's delivery to us, or purchase of the vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. In addition, we have granted Box Ships a right of first offer on any proposed sale, transfer or other disposition of the vessel.

Management of Our Fleet and Agreements with Allseas

Allseas provides commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Commercial management services include, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions. In addition, we have entered in to an accounting agreement with Allseas, pursuant to which Allseas provides financial accounting and financial reporting services.

Allseas also provides commercial and technical management services for Box Ships' fleet, as well as financial accounting and financial reporting services for Box Ships.

Allseas, a Liberian corporation based in Athens, Greece, was formed in 2000 as a ship management company and is wholly-owned by our Chairman, President and Chief Executive Officer. We believe that Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety.

Management Agreements

We have entered into separate management agreements with Allseas for each of the vessels in our operating fleet, which were amended effective June 1, 2010, the terms of which were approved by our independent directors. Under the amended terms of the management agreements, Allseas is entitled to a technical management fee of €620 (or $818.03 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per vessel per day, payable on a monthly basis in advance, pro rata for the calendar days these vessels are owned by us. This fee is subject to adjustment on June 1 of each year based on the official Eurozone inflation rate. Effective June 1, 2012, Allseas' management fee was adjusted to €652.02 (or $860.28 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per vessel per day in accordance with the agreement. Allseas is also entitled to receive (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought, constructed or sold on our behalf, (iii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel, until the delivery date; and (iv) a superintendent fee of €500 (or $659.70 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per day for each day in excess of five days per calendar year for which a superintendent performed on site inspection.

We have also entered into management agreements with Allseas relating to the supervision of each of our contracted newbuilding vessels, pursuant to which Allseas is entitled to: (i) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the fee will be paid on a pro rata basis until the delivery of the respective vessel from the shipyard; (ii) a fee of €115 (or $151.73 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per vessel per day commencing from the date of the vessel's shipbuilding contract until the delivery of the respective vessel from the shipyard; and (iii) €500 (or $659.70 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per day for each day in excess of five days per calendar year for which a superintendent performed on site inspection.

Additional vessels that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Compensation Agreement

We have entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, Allseas is entitled to a sum equal to (i) three years of management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $4.0 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012).

Manning Agreements

Allseas subcontracts crewing services relating to our vessels to Crewcare, a Philippines company beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries has entered into a manning agreement with Crewcare. Effective January 1, 2010 through April 30, 2011, manning services were provided under the agreements in exchange for a monthly fee of $85 per seaman for all officers and crew who served on board each vessel, plus a recruitment fee of $110 per seaman, payable on a one-off basis. Effective May 1, 2011, the monthly manning service fee increased to $95 per seaman and the one-off recruitment fee increased to $120 per seaman. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training.

Executive Services Agreement

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Under the agreement, prior to January 1, 2013, Allseas was entitled to an executive services fee of €2.5 million (or $3.3 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per annum, payable in equal monthly installments, plus incentive compensation. Effective January 1, 2013, the executive services fee was adjusted to €2.7 million per annum (or $3.6 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012). The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated.

Administrative Services Agreement

We have entered into an administrative services agreement with Allseas, pursuant to which Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities, office cleaning services and information technology services. Allseas is entitled to reimbursement on a quarterly basis of all costs and expenses incurred in connection with the provisions of its services under the agreement.

Accounting Agreement

We have entered into an accounting agreement with Allseas, which was amended effective June 1, 2010, pursuant to which Allseas is entitled to a fee of €250,000 (or $329,850 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per year, payable quarterly, for the provision of financial accounting services and a fee of €120,000 (or $158,328 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per year, payable quarterly, for the provision of financial reporting services. Effective January 1, 2012, the agreement was renewed, pursuant to which the fee for the provision of financial reporting services was amended to $30,000 per vessel per annum, payable quarterly.

For further information regarding the above-referenced agreements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas."

Agreement with Loretto

In order to incentivize Allseas' continued services to us, on November 10, 2009, we entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares to Loretto in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. As of the date of this annual report, we had issued a total of 214,258 of our common shares to Loretto pursuant to this agreement. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Loretto."

Chartering of our Fleet

We primarily employ our vessels on time charters for a medium to long-term period of time. We may also employ our vessels in the spot charter market, on voyage charters or short-term time charters, which generally last from 10 days to three months. All of our vessels are currently employed on fixed rate time charters with an average remaining duration of 0.5 years, assuming no exercise of any options to extend the durations of the charters, with expirations ranging from April 2013 to November 2015.

Time Charters

A time charter is a contract to charter a vessel for a fixed period of time at a specified or floating daily or index-based daily rate and can last from a few days to several years. Under a time charter, the charterer pays for the voyage expenses, such as port expenses, canal dues, war risk insurances and fuel costs, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel's intermediate and special surveys.

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

For the year ended December 31, 2012, approximately 75.6% of our revenue was derived from four charterers who individually accounted for more than 10% of our time charter revenue, as follows:

Customer	Year ended December 31, 2012
Intermare Transport GmbH	24.1%
Cargill International S.A.	19.2%
Mansel Ltd.	16.6%
Morgan Stanley Capital Group Inc.	15.7%

On March 9, 2011, we received a notice of termination, effective immediately, from KLC, a South Korean shipping company that filed a petition for rehabilitation in January 2011, relating to our time charter with KLC for the M/V Pearl Seas, which was originally scheduled to expire no earlier than in August 2011. Under the charter, we were entitled to a gross daily rate of $37,300, with an optional extension of up to an additional 26 to 28 months at the charterers' option at a gross daily rate of $32,500, plus a 50% profit share above that level. Revenues from our charter with KLC were 16.2% of our total revenues for the year ended December 31, 2010. We received all charter hire due on the vessel until January 29, 2011. On September 15, 2011, we entered into a settlement agreement with KLC in relation to the early termination of the respective time charter, according to which KLC accepted a liability of approximately $15.8 million, of which 37% would be settled in cash, amounting to approximately $5.8 million, payable in ten annual installments of varying amounts, commencing in December 2012, and the remainder of the liability would be payable in shares of KLC. In May 2012, we received 111,201 shares of KLC and in December 2012, we received the first cash installment payment of $29,137 due to us under the settlement agreement. On March 28, 2013, the Seoul Central District Court approved an amended KLC rehabilitation plan, under which nine-tenths of the remaining cash payments due to us under the settlement agreement will be paid in shares of KLC rather than in cash, reducing the amount of cash we are entitled to receive from KLC from approximately $5.8 million to approximately $0.6 million, which will be payable to us in nine annual installments of varying amounts. We may have difficulty recovering the outstanding amount we are owed from KLC under the settlement agreement and we cannot guarantee that the terms of the KLC rehabilitation plan will not be further amended in the future. The M/V Pearl Seas is currently employed under a time charter with Cargill at a gross daily rate of $12,125, which is scheduled to expire in September 2013, assuming the earliest redelivery of the vessel under the charter.

In addition, as of December 31, 2011, the M/V Friendly Seas was chartered to Deiulemar at a gross daily rate of $33,750 and a remaining minimum duration of 27 months. Deiulemar failed to provide payment due since January 5, 2012 and failed to provide the M/V Friendly Seas with voyage instructions. Accordingly, we provided Deiulemar with written notice of termination of the charter and took delivery of the vessel. Although we have already initiated arbitration procedures in order to pursue any claims we may have against Deiulemar due to its failure to meet its obligations under the time charter agreement, we may have difficulty recovering the amounts due to us under the charter. On February 6, 2012, we entered into a new time charter agreement for the M/V Friendly Seas with Western Bulk Carriers AS, or Western Bulk, for a period of 18 to 24 months at a gross daily rate of $10,700.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of March 2013, the orderbook of new drybulk vessels scheduled to be delivered represented approximately 18% of the world drybulk fleet at that time, with most vessels on the orderbook expected to be delivered during the next three years. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

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

In 2008, the BDI declined 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI recorded a 25-year record low of 647 in February 2012. While the BDI has since increased to 896 as of April 2, 2013, there can be no assurance that the drybulk charter market will increase further, and the market could decline.

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

In the future, entities affiliated with our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, may seek to acquire drybulk carriers. One or more of these vessels may be managed by Allseas and may compete with the vessels in our fleet. Mr. Bodouroglou and entities affiliated with him, including Allseas, might be faced with conflicts of interest with respect to their own interests and their obligations to us.

Mr. Bodouroglou has entered into an agreement with us pursuant to which he and the entities which he controls will grant us a right of first refusal on any drybulk carrier that these entities may acquire in the future. In addition, we have entered into an agreement with Box Ships and Mr. Bodouroglou that provides that so long as (i) Mr. Bodouroglou is a director or executive officer of both our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent and we will not, directly or indirectly, acquire or charter any containership vessel without the prior written consent of Box Ships.

Seasonality

All of our vessels are currently employed under fixed rate time charters with an average remaining duration of 0.5 years, assuming no exercise of any options to extend the durations of the charters, with expirations ranging from April 2013 to November 2015, and thus are not subject to the effect of seasonal variations in demand for that period.

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

The IMO's Marine Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which were entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas," or ECAs. By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as will the applicable areas of the United States Caribbean Sea adjacent to Puerto Rico and the U.S. Virgin Islands be so designated, effective January 1, 2014. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. It makes the Energy Efficiency Design Index for new ships mandatory and the Ship Energy Efficiency Management Plan apply to all ships.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation of Liability for Maritime Claims was recently amended and the amendments are expected to go into effective on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship-owners.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels. In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe the costs of compliance with mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. For example, on August 15, 2012, the U.S. Bureau of Safety and Environment Enforcement issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

Other Environmental Initiatives

The CWA prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent then U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA expects to issue a 2013 Vessel General Permit by March 15, 2013 that will go into effect, and replace the current Vessel General Permit on its expiration on December 19, 2013. This permit focuses on authorizing discharges incidental to operations of commercial vessels, and the new version of the permit is expected to contain numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that entered into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 was ratified; therefore, it is expected to enter into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency, or the EPA.

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

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. The International Association of Classification Societies issued draft harmonized Common Rules, that align with the IMO goal standards, for industry review in 2012, which it expects to be adopted in winter 2013. All our vessels are certified as being "in class" by Lloyd's Register of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Insurance Coverage

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

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for each of our vessels in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we have procured what we consider to be adequate insurance coverage, not all risks can be insured against, specific claims may not be paid, and we may not be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery Insurance

We maintain for all of our vessels marine hull and machinery insurance that covers the risk of actual or constructive total loss up to at least the fair market value of the vessels with deductibles that vary according to the size and value of each vessel. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we would be entitled to recover amounts not recoverable under our hull and machinery policy due to any difference that might have arisen between the insured value of the vessel and the market value of the vessel.

War Risks Insurance

Hull and machinery insurance does not cover the aforementioned risks of a vessel sailing into a war zone or piracy area. Those areas are established by the London-based Joint War Committee and we maintain such cover for all our vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs", which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

We have procured protection and indemnity insurance coverage for pollution in the amount of $1.0 billion per vessel per incident. The 13 principal underwriting member P&I Associations that comprise the International Group of P&I Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group of P&I Clubs, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group of P&I Clubs.

FDD (Freight / Demurrage / Defense) Cover

The cover entitles the vessel owners to seek legal advice and assistance from the Club and reimbursement of costs incurred in connection with disputes or proceedings which are pursued by or against the vessel owners and which arise out of events which occur during the period of the insurance.

C.           Organizational structure

Paragon Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed on Exhibit 8.1 to this annual report.

D.           Property, plants and equipment

We do not own any material real property. We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd, a company beneficially owned by our Chairman, President and Chief Executive Officer. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Lease of Office Space." In addition, for the vessels owned and for mortgages thereon, refer to "Our Fleet" discussed above, and "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan and Credit Facilities."

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

As of the date of this annual report, our operating fleet consisted of eight Panamax drybulk carriers, two Supramax drybulk carriers and three Handysize drybulk carriers with an aggregate capacity of approximately 816,472 dwt and an average age of 7.1 years.

Prior to April 2011, we owned and operated three containerships. In the second quarter of 2011, we sold these containerships to Box Ships, then our wholly-owned subsidiary. Box Ships completed its initial public offering in April, 2011, and we continue to own 3,437,500 shares of Box Ships, which, as of the date of this annual report, represented approximately 13.8% of Box Ships' outstanding common shares.

In addition, as of the date of this annual report, our newbuilding program was comprised of one Handysize drybulk carrier, which is scheduled to be delivered to us in the fourth quarter of 2013, and two 4,800 TEU containerships, which are scheduled to be delivered to us in the second quarter of 2014. We have granted Box Ships the option to acquire our newbuilding containerships by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time.

Allseas is responsible for the commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Allseas also provides commercial and technical management services for Box Ships' fleet. Allseas is controlled by Mr. Bodouroglou.

We primarily employ our vessels on period charters. We may also employ our vessels in the spot charter market, on voyage charters or trip time charters, which generally last from 10 days to three months. All of our vessels are currently employed on fixed rate time charters with an average remaining duration of 0.5 years, with expirations ranging from April 2013 to November 2015.

Factors Affecting our Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•
Available days. Effective July 1, 2012, we amended the definition of available days as the number of calendar days in a period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues. We believe that the revised definition of the available days, coupled with the definition of operating days described below, gives a more realistic comparison between the number of days in a period during which vessels should be capable of generating revenues and the number of days in such period during which vessels actually generate revenues.

•
Operating days. We define operating days as the total available days in a period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days. The shipping industry uses operating days to measure the number of days in a period during which vessel actually generate revenues.

•
Fleet utilization. Effective July 1, 2012, based on the amended definition of available days described above, we retrospectively adjusted our calculation of fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, vessel upgrades, vessel positioning, dry-dockings or special or intermediate surveys.

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

Time Charter Revenues

Time charter revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the shipping market and other factors affecting the charter rates for our vessels.

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

When vessels are acquired with time charters attached and the charter rate on such charters is above or below the prevailing market rates at the time of acquisition, we allocate the purchase price of the vessel and the attached time charter on a relative fair value basis. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and our estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenues. For the years ended December 31, 2011 and 2012, there was no reduction or addition to time charter revenues as a result of below and above market acquired time charters. As of December 31, 2011 and 2012, we had no asset or liability relating to out of market acquired time charters.

Voyage Expenses

Our voyage expenses exclude commissions and consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances, fuel costs and losses from the sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking for 2012, that in the aggregate amounted to $502,596. The sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking for 2010 and 2011 resulted in gains of $476,269 and $472,351 respectively, which are presented under Vessel operating expenses.

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

Dry-docking Expenses

Dry-docking costs relate to the regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with the regulations, the environmental laws and the international shipping standards. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, the shipyard availability, the local availability of manpower and material and the billing currency of the yard. We expense dry-docking costs as incurred.

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

Furthermore, in order to incentivize Allseas' continued services to us, on November 10, 2009, we entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than the common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares to Loretto in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. As of the date of this annual report, we have issued a total of 214,258 of our common shares to Loretto pursuant to this agreement. The fair value of the shares issued to Loretto is deemed share-based compensation for management services and is charged to earnings and recognized in paid-in-capital on the date we become liable to issue the shares. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Loretto."

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives. The estimated useful life is determined to be 25 years for drybulk carriers and 30 years for containerships from the date of their initial delivery from the shipyard. Depreciation is based on cost less an estimated residual value. Refer to "Critical Accounting Policies—Vessel Depreciation" discussed below.

General and Administrative Expenses

General and administrative expenses include fees payable under our administrative and executive services agreements with Allseas, which are discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Administrative Services Agreement" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Executive Services Agreement". In addition, general and administrative expenses include directors' fees, office rent, traveling expenses, communications, directors and officers insurance, legal, auditing, investor relations and other professional expenses and reflect the costs associated with running a public company.

Furthermore, our general and administrative expenses include share-based compensation. For more information on the non-vested share awards issued as incentive compensation under our Equity Incentive Plan, please see "Item 6. Directors, Senior Management and Employees—E. Share Ownership—Equity Incentive Plan".

Interest and Finance Costs

We have incurred interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We also expect to incur financing costs and interest expenses under our current and future credit facilities in connection with debt incurred to finance future acquisitions, as market conditions warrant.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2011 and 2012, which takes into account the impairment loss of $271.6 million that was recorded in the statement of operations for the year ended December 31, 2011 (refer to "Critical Accounting Policies" in this section) (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values, as of December 31, 2011 and 2012, respectively. However, we are not holding our vessels for sale.

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

	Dwt	Year Built	Carrying Value as of December 31, 2011	Carrying Value as of December 31, 2012
Vessel and Type
Panamax
Dream Seas (1), (2)	75,151	2009	$38.9 million	$37.4 million
Coral Seas (2)	74,477	2006	$24.3 million	$23.1 million
Golden Seas (2)	74,475	2006	$24.3 million	$23.1 million
Pearl Seas (2)	74,483	2006	$24.3 million	$23.1 million
Diamond Seas (2)	74,274	2001	$21.1 million	$19.8 million
Deep Seas (1), (2)	72,891	1999	$28.5 million	$26.3 million
Calm Seas (1), (2)	74,047	1999	$29.7 million	$27.4 million
Kind Seas (1), (2)	72,493	1999	$30.1 million	$28.0 million
Supramax
Friendly Seas (2)	58,779	2008	$26.6 million	$25.5 million
Sapphire Seas (2)	53,702	2005	$20.8 million	$19.7 million
Handysize
Prosperous Seas (2)	37,293	2012	-	$22.3 million
Precious Seas (2)	37,205	2012	-	$22.7 million
Priceless Seas (3)	37,202	2013	-	-
Total	816,472		$268.6 million	$298.4 million

_______________________________

(1)           Indicates vessels for which we believe, as of December 31, 2011, the basic charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value as of December 31, 2011 by approximately $46.8 million. For the year ended December 31, 2011, no impairment was recorded on these vessels under our accounting impairment policy.

(2)           Indicates vessels for which we believe, as of December 31, 2012, the basic charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value as of December 31, 2012, by approximately $104.0 million. For the year ended December 31, 2012, no impairment was recorded on these vessels under our accounting impairment policy.

(3)           M/V Priceless Seas was delivered to us on January 29, 2013.

All of our vessels are currently employed under fixed rate time charters with an average remaining duration of 0.5 years, assuming no exercise of any options to extend the durations of the charters, with expirations ranging from April 2013 to November 2015. If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

We refer you to "Item 3. Key Information—D. Risk Factors—The market value of our vessels has declined and may further decline, which could limit the amount of funds that we can borrow and has triggered and could in the future trigger breaches of certain financial and security coverage ratio covenants contained in our current and future credit facilities and we may incur a loss if we sell vessels following a decline in their market value." In addition we refer you to the discussion in "Item 4. Information on the Company—B. Business overview—Vessel Prices."

Critical Accounting Policies and Estimates

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

Vessel Depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and delivery expenditures, including pre-delivery expenses and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. We estimate the useful life to be 25 years for drybulk carriers and 30 years for containerships from the date of initial delivery from the shipyard (secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life). An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation and extending it into later periods.

A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance performed, harsh ocean going and weather conditions the vessel is subjected to, or poor quality of the shipbuilding or yard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted to end at the date such regulations preclude such vessel's further commercial use. Weak freight market rates result in owners scrapping more vessels, and scrapping them earlier in their lives due to the unattractive returns. An increase in the useful life of the vessel may occur as a result of superior vessel maintenance performed, favorable ocean going and weather conditions the vessel is subjected to, superior quality of the shipbuilding or yard, or high freight market rates, which result in owners scrapping the vessels later due to the attractive cash flows.

Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which, up until September 30, 2012, was estimated to be $150 per lightweight ton. In order to adjust the scrap rate estimates to be aligned with the current historical average scrap rate, effective from October 1, 2012, the Company adjusted the estimated scrap rate used to calculate the vessels' salvage value from $150 to $300 per lightweight ton. The increase in the estimated scrap rate increased the salvage value of our fleet as of December 31, 2012, by $19.5 million in the aggregate, which will decrease the total vessel depreciation expense we would record, proportionally, for the remainder of the useful life of each vessel. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections", was to decrease net loss for the year ended December 31, 2012, by $294,414 or $0.05 per Class A common share, basic and diluted.

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

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. Based on our estimates of basic market value as described in "Item 5. Operating and Financial Review and Prospects—A. Operating results—Our Fleet—Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels", in the event the independent market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessels carrying value.

The undiscounted projected net operating cash flows for each vessel are determined by considering the contracted charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average of similar size vessels) over the remaining estimated life of the vessel, assumed to be 25 years for drybulk carriers and 30 years for containerships from the date of initial delivery from the shipyard, net of brokerage commissions, the salvage value of each vessel, which is estimated to be $300 per lightweight ton, expected outflows for vessels' future dry-docking expenses and estimated vessel operating expenses, assuming an average annual inflation rate where applicable. We use the historical ten-year average as it is considered a reasonable estimation of expected future time charter rates over the remaining useful life of our vessels since we believe it represents a full shipping cycle and captures the highs and lows of the market.

Since 2008, when we identified impairment indications for the first time, we have used the ten-year simple average of the one-year time charter rate for the computation of an estimated daily time charter rate for the unfixed days for each of our vessel types. In the fourth quarter of 2011, we reassessed our initial methodology and since then, we utilize the standard deviation in order to eliminate the outliers of our sample before computing the historic ten-year average of the one-year time charter rate. This reassessment was the result of the continued poor performance of the drybulk charter market in 2011, and in particular the prolonged weakness noticed in the last quarter of 2011, which exceeded our original expectations. We do not expect that the future charter rates will attain the extreme values experienced in the last shipping cycle due to various factors, including the oversupply of tonnage and the large orderbook in conjunction with the expected worldwide demand for drybulk products.

As of December 31, 2012, the estimated future daily time charter rates calculated using the standard deviation of the ten-year historical average of the one-year time charter rates, which were $21,858, $19,038 and $13,617 for Panamax, Supramax and Handysize drybulk carriers, respectively, were approximately 15% to 20% lower than the estimated future daily time charter rates calculated using the ten-year simple average of the one-year time charter rates, which were $27,469, $23,922 and $16,074 for Panamax, Supramax and Handysize drybulk carriers, respectively. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

As of December 31, 2011, our analysis had indicated an impairment loss of $271.6 million relating to the write down to fair value of the carrying amount of six of our vessels, the M/V Coral Seas, the M/V Golden Seas, the M/V Diamond Seas, the M/V Pearl Seas, the M/V Sapphire Seas and the M/V Friendly Seas, which was recorded in the statement of operations. Our analysis for the year ended December 31, 2012, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for decreases on time charter rates from our base scenario of up to approximately 21.1%, 29.7% and 13.1% for our Panamax, Supramax and Handysize drybulk carriers, respectively, indicated no impairment on any of our vessels. Based on this sensitivity testing, our vessels would be at risk of impairment if the estimation of the future daily time charter rates, calculated using the standard deviation of the ten-year historical average of the one-year time charter rates, declined below approximately $17,246, $13,393 and $11,832 for Panamax, Supramax and Handysize drybulk carriers, respectively.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that their adoption would have a material effect on our consolidated financial statements in the current year or future years.

Fleet Data and Average Daily Results

	2010	2011	2012
FLEET DATA
Calendar days for the fleet	4,419	4,211	4,099
Available days for the fleet	4,342	4,104	4,099
Operating days for the fleet	4,295	4,054	4,063
Average number of vessels(1)	12.1	11.5	11.2
Number of vessels at end of period	13	10	12
Average age of fleet as of year end	7	8	7
Fleet utilization(2)	98.9%	98.8%	99.1%
AVERAGE DAILY RESULTS
Vessel operating expenses(3)	$4,520	$4,279	$4,588
Dry-docking expenses(4)	596	694	-
Management fees - related party(5)	971	1,135	999
General and administrative expenses(6)	4,011	2,924	1,928

________________________
(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.

(2)
Fleet utilization is the percentage of time that our vessels were available for generating revenue and is determined by dividing operating days by available days of our fleet for the relevant period. Please see above under "Factors Affecting our Results of Operations-Available days" and "Factors Affecting our Results of Operations-Fleet utilization" for a discussion of recent changes to our calculation of fleet utilization.

(3)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(4)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(5)	Daily management fees - related party are calculated by dividing management fees - related party by fleet calendar days for the relevant time period.
(6)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011

The average number of vessels in our fleet was 11.2 for the year ended December 31, 2012, compared to 11.5 in the year ended December 31, 2011. The following analysis exhibits the primary driver of differences between these periods.

•
Time charter revenue—Time charter revenue, for the year ended December 31, 2012, was $53.2 million, compared to $92.1 million for the year ended December 31, 2011. The decrease in time charter revenue reflects principally the decrease in the charter rates earned by the vessels during 2012, compared to 2011, as a result of the lower contracted rates and the continued weakness in the drybulk market. After deducting commissions of $2.9 million, we had net revenue of $50.3 million in 2012, compared to $86.9 million net revenue, after deducting commissions of $5.2 million, in 2011. The decrease in commissions in 2012, compared to 2011, is mainly due to the decrease in the charter rates earned by the vessels.

•
Voyage expenses—In 2012, our voyage expenses amounted to $1.9 million, compared to $1.0 million in 2011. The increase in our voyage expenses mainly reflects the sale of bunkers to charterers and the bunkers consumed during off-hire periods that in the aggregate resulted in a loss of $0.5 million for the year ended December 31, 2012. The increase in our voyage expenses also reflects an increase in war risk insurances in 2012, compared to 2011.

•
Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, amounted to $18.8 million, or $4,588 per vessel per day, for the year ended December 31, 2012, compared to $18.0 million, or approximately $4,279 per vessel per day, for the year ended December 31, 2011. The increase in our operating expenses reflects mainly the increased initial operating expenses relating to the delivery of our first two Handysize newbuilding vessels, the M/V Prosperous Seas and the M/V Precious Seas, partially offset by the decrease in the average number of our vessels in our fleet for 2012, compared to 2011.

•
Management fees - related party—We incurred an aggregate of $4.1 million, or $999 per vessel per day in management fees for the year ended December 31, 2012, compared to an aggregate of $4.8 million, or $1,135 per vessel per day in management fees for the year ended December 31, 2011. The decrease in daily management fees reflects primarily the share based compensation of $0.2 million that was recorded in 2011, relating to awards of shares to Loretto pursuant to our agreement with Loretto and Allseas, dated November 10, 2009, as discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Agreement with Loretto." There were no such awards for the year ended December 31, 2012. It also reflects the decrease in the average number of vessels in our fleet for 2012, compared to 2011.

•
Depreciation—Depreciation of vessels for the year ended December 31, 2012 amounted to $16.4 million, compared to $32.5 million for the year ended December 31, 2011. The decrease in the depreciation of vessels reflects primarily the effect on depreciation of the impairment loss we had recognized in the fourth quarter of 2011, relating to the write down of the carrying amount of six of our vessels to fair value. It also reflects the increase in the estimated scrap rate used to calculate the vessels' salvage value from $150 to $300 per lightweight ton, effective from October 1, 2012, as well as the decrease in the average number of vessels in our fleet for 2012, compared to 2011.

•
General and administrative expenses—General and administrative expenses for 2012 were $7.9 million, which include share-based compensation of $2.5 million, compared to $12.3 million for 2011, which include share-based compensation of $4.8 million. The $4.4 million decrease in general and administrative expenses from 2011 to 2012 relates mainly to the $2.3 million decrease in share-based compensation due to the lower amortization effect of the granted share awards. In addition, the decrease in general and administrative expenses is also partly due to a $2.0 million decrease in the remuneration to directors and officers, which for 2011 included incentive compensation of $1.7 million, while no such compensation was remitted in 2012, and a $0.1 million decrease in other general and administrative expenses.

•
Gain from marketable securities, net—Gain from marketable securities, net of $0.4 million relates to the valuation of the 111,201 shares of KLC that we received on May 24, 2012 as part of the settlement agreement we had entered into with KLC in 2011. From the initial measurement of the valuation of the KLC shares, a gain from marketable securities of $1.4 million was recognized, partially offset by a loss of $1.0 million recognized in the third quarter of 2012, relating to the change in fair value of the KLC shares, which was considered as other than temporary.

•
Other income—Other income of $0.8 million for the year ended December 31, 2012, relates mainly to claim recoveries for damages that had been incurred in one of our vessels of $0.7 million and to a cash compensation of $29,137 received from KLC as the first annual installment in connection with the settlement agreement we had entered into with KLC in 2011. There was no such income recognized in 2011.

•
Interest and finance costs—Interest and finance costs for 2012, were $6.7 million, compared to $9.3 million for the previous year. The decrease in the interest and finance costs was mainly due to the decrease in the average outstanding indebtedness, partially offset by the increase in the weighted average interest rates. The decrease in the interest and finance costs also relates to the sale of the Box Voyager, the Box Trader and the CMA CGM Kingfish to Box Ships, as well as the conversion of our final Kamsarmax newbuilding contract into one of our already existing 4,800 TEU containership newbuildings, and the resulting increased amortization of financing costs recorded in the year ended December 31, 2011, after expensing the unamortized financing costs relating to these vessels.

•
Loss on derivatives, net—Loss on derivatives, net for the year ended December 31, 2012 of $0.7 million consists of an unrealized gain of $2.0 million, representing a gain to record the change in fair value of our interest rate swaps for 2012, and realized expenses of $2.7 million incurred from interest rate swap settlements paid during the year. Loss on derivatives in 2011 of $2.3 million consisted of an unrealized gain of $1.5 million, representing a gain to record the change in fair value of our interest rate swaps for 2011, and realized expenses of $3.8 million incurred from interest rate swap settlements paid during the year. The decrease in the realized expenses mainly reflects the decreased weighted average notional amount, as well as the decreased weighted average fixed rate, applicable during 2012 as compared to 2011.

•
Interest income—Interest income for the year ended December 31, 2012 was $0.7 million, compared to $0.6 million in 2011, mainly reflecting the $0.2 million increase in interest charged to Box Ships relating to the unsecured loan granted on May 27, 2011, offset by the lower interest rates on interest bearing accounts and by the lower average amount of cash on hand that was held in such deposits.

•
Equity in net income of affiliate—Equity in net income of affiliate for the year ended December 31, 2012 was $2.0 million, compared to $2.7 million for the previous year. The decrease in equity in net income of affiliate is mainly associated with the net income available to common shareholders of Box Ships for 2012 as compared to 2011.

•
Gain from debt extinguishment—Gain from debt extinguishment of $1.9 million for the year ended December 31, 2012, relates to the syndicated secured loan facility led by the Bank of Scotland and the write-off of the portion of the loan of one of the syndicate members.

•
Loss on investment in affiliate—Loss on investment in affiliate of $17.0 million for the year ended December 31, 2012 consists of $2.9 million, relating to the dilution effect from the Company's non-participation in the public offering of 4,285,715 common shares of Box Ships, which was completed on July 18, 2012, as well as an impairment loss of $14.1 million recorded in September 2012, relating to the difference between the fair value and the book value of our investment in Box Ships as of September 30, 2012, which was considered as other than temporary. There was no such impairment loss recognized in the year ended December 31, 2011, since the difference between the fair value and the book value of the investment had been considered as temporary.

•	Net income / loss—As a result of the above factors, net loss in 2012 was $17.6 million, compared to $283.5 million for 2011.

YEAR ENDED DECEMBER 31, 2011 COMPARED TO YEAR ENDED DECEMBER 31, 2010

The average number of vessels in our fleet was 11.5 for the year ended December 31, 2011, compared to 12.1 in the year ended December 31, 2010. The following analysis exhibits the primary driver of differences between these periods.

•
Time charter revenue—Time charter revenue, for the year ended December 31, 2011, was $92.1 million, compared to $118.4 million for the year ended December 31, 2010. The decrease in time charter revenue reflects principally the decrease in the charter rates earned by the vessels during 2011, compared to 2010, as a result of the lower contracted rates and the decrease in the amortization of below and above market acquired time charters from $5.3 million in 2010 to $0 in 2011. It also reflects the decrease in the number of operating days of our fleet from 4,295 during 2010 to 4,054 in 2011. After deducting commissions of $5.2 million, we had net revenue of $86.9 million in 2011, compared to $111.7 million net revenue, after deducting commissions of $6.7 million, in 2010. The decrease in commissions in 2011, compared to 2010, is mainly due to the decrease in the charter rates earned by the vessels.

•
Voyage expenses—In 2011, our voyage expenses amounted to $1.0 million, compared to $0.4 million in 2010. The increase in our voyage expenses is mainly due to an increase in war risk insurances in 2011.

•
Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, amounted to $18.0 million, or $4,279 per vessel per day, for the year ended December 31, 2011, compared to $20.0 million, or $4,520 per vessel per day, for the year ended December 31, 2010. The decrease in our operating expenses is mainly due to the decrease of the average number of our vessels from 12.1 vessels in 2010, to 11.5 vessels in 2011.

•
Dry-docking expenses—We incurred an aggregate of $2.9 million in dry-docking expenses for the year ended December 31, 2011, compared to $2.6 million in dry-docking expenses for the year ended December 31, 2010, due to the increase in vessels that underwent dry-docking in 2011, offset by the increased cost controls implemented that resulted in lower average dry-docking cost per vessel incurred in 2011. During 2011, six vessels underwent dry-docking compared to four vessels in 2010.

•
Management fees - related party—We incurred an aggregate of $4.8 million in management fees for the year ended December 31, 2011, compared to an aggregate of $4.3 million in management fees for the year ended December 31, 2010. The increase in management fees reflects primarily the conversion of our final Kamsarmax newbuilding contract into one of our already existing 4,800 TEU containership newbuildings and the write off of the corresponding accumulated management fees that were initially capitalized, which amounted to $0.1 million, as well as the increase in the management fee per day per vessel, which was adjusted from €620 to €636.74, effective June 1, 2011. For the years ended December 31, 2011 and 2010, we recorded share-based compensation of $0.2 million relating to the award of shares to Loretto pursuant to our agreement with Loretto and Allseas, dated as of November 10, 2009, as described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Agreement with Loretto."

•
Depreciation—Depreciation of vessels for the year ended December 31, 2011, amounted to $32.5 million, compared to $33.7 million for the year ended December 31, 2010. The decrease in the depreciation of vessels reflects primarily the sale of the Box Voyager and the Box Trader to Box Ships and the sale of the M/V Crystal Seas to an unrelated third party.

•
General and administrative expenses—General and administrative expenses for 2011 were $12.3 million, which include share-based compensation of $4.8 million. This compares to $17.7 million in general and administrative expenses, which include share-based compensation of $10.5 million for 2010. The $5.4 million decrease in general and administrative expenses relates mainly to the $5.6 million decrease of share-based compensation due to the lower amortization effect of the granted share awards. In addition, the decrease in general and administrative expenses is also partly due to a $0.3 million decrease in professional services and other related costs incurred in connection with the requirements of being a publicly listed company, a $0.2 million decrease in travel and insurance expenses for officers and directors and a $0.1 million decrease in other general and administrative expenses, which were partly offset by a $0.8 million increase in the remuneration to directors and officers.

•	Impairment loss—Impairment loss of $277.3 million in 2011 relates to the write down to fair value of the carrying amount of:

a.	$5.7 million relating to the M/V Crystal Seas, which was sold in November 2011.

b.
$271.6 million relating to six of our vessels: the M/V Coral Seas, the M/V Golden Seas, the M/V Diamond Seas, the M/V Pearl Seas, the M/V Sapphire Seas and the M/V Friendly Seas (refer to "Critical Accounting Policies—Impairment of Long-Lived Assets" above).

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

•
Interest and finance costs—Interest and finance costs for 2011, were $9.3 million, compared to $10.2 million for the previous year. This was due to the decrease in the average outstanding indebtedness, partially offset by the increase in the weighted average interest rates.

•
Loss on derivatives, net—Loss on derivatives, net for the year ended December 31, 2011, of $2.3 million consists of an unrealized gain of $1.5 million, representing a gain to record the change in fair value of our interest rate swaps, for 2011 and realized expenses of $3.8 million incurred from interest rate swap settlements paid during the year. Loss on derivatives in 2010 of $2.6 million consisted of an unrealized gain of $2.9 million, representing a gain to record the change in fair value of our interest rate swaps, for 2010, realized expenses of $6.0 million incurred from interest rate swap settlements paid during the year and realized gain from forward foreign exchange contracts of $0.5 million.

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

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, maintenance costs to ensure the quality of our vessels, compliance with international shipping standards and environmental laws and regulations, the funding of working capital requirements, principal repayments on loan facilities, and, with the discretion of our Board of Directors and subject to the consent of our lenders, the payment of dividends to our shareholders. Beginning with the first quarter of 2011, our Board of Directors suspended the payment of our quarterly dividend in light of the continued decline of charter rates and the related decline in asset values in the drybulk market. This suspension allows us to retain cash and increase our liquidity. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, restrictions under our loan and credit facilities, including our loan agreement with the Bank of Scotland, under which we are prohibited from paying any dividends until the maturity of the loan agreement in July 2015, and other external factors limit our ability to pay dividends. See "Item 8. Financial Information—Dividend Policy."

As of December 31, 2011, our newbuilding program consisted of four Handysize drybulk vessels with expected deliveries in 2012 and two 4,800 TEU containerships with expected deliveries in the fourth quarter of 2013. On May 4, 2012 and on June 18, 2012, we took delivery of our first two Handysize drybulk vessels; the M/V Prosperous Seas and the M/V Precious Seas, respectively. On September 24, 2012, we agreed with the shipyard to postpone the delivery dates of our remaining newbuilding vessels under construction and to change the apportionment of the advances already paid among the vessels under construction. As of December 31, 2012, we had two newbuilding Handysize drybulk vessels scheduled for delivery in the first and fourth quarters of 2013 respectively, one of which was delivered in January 2013, as discussed below, and two newbuilding 4,800 TEU containerships scheduled for delivery in the second quarter of 2014, with an aggregate contractual cost of $162.4 million, of which $115.4 million was outstanding as of that date.

On January 29, 2013, we took delivery of our third Handysize drybulk vessel, the M/V Priceless Seas. As of the date of this annual report, we had one Handysize drybulk vessel and two 4,800 TEU containership vessels under construction with an aggregate contractual cost of $138.3 million, of which $112.9 million was outstanding and of which $21.7 million is due during 2013. Under the amended shipbuilding contract for these vessels and based on the latest shipbuilding update from the shipyard, our remaining Handysize drybulk vessel (Hull no. 625) is expected to be delivered in the fourth quarter of 2013 and our two 4,800 TEU containerships (Hull no. 656 and Hull no. 657) are expected to be delivered in the second quarter of 2014. We intend to finance the remaining construction costs of these vessels with cash on hand, operating cash flows, borrowings under our syndicated secured loan facility led by Nordea, as described below, and additional bank debt that we intend to arrange. Upon the delivery of the M/V Priceless Seas in January 2013, no additional loan amount was drawn under the syndicated secured loan facility led by Nordea, which we entered into to partially finance the acquisition of four newbuilding Handysize drybulk vessels, and the respective vessel is not subject to any mortgage. We expect to finance our final contractual installment payment relating to Hull no. 625 of $21.7 million, due upon delivery of the vessel, with borrowings under our syndicated secured loan facility led by Nordea. However, unless the outstanding loan due from Box Ships is repaid in full by the date of delivery of Hull no. 625, we will be unable to drawdown the undrawn portion of the syndicated secured loan facility led by Nordea to partially finance the final installment of this vessel. In the event that this occurs, we expect to finance the delivery of Hull no. 625 with additional borrowings under credit facilities that we will seek to enter into, which would include mortgaging the M/V Priceless Seas, which is currently not subject to any mortgage. If we acquire additional vessels beyond our vessels under construction as of the date of this annual report, we will rely on additional borrowings under credit facilities that we would seek to enter into, proceeds from future equity offerings and cash flows from operations to meet our liquidity needs going forward.

On January 30, 2013, we entered into a supplemental agreement to our syndicated secured loan facility led by Nordea, pursuant to which we agreed to extend the availability period of the undrawn portion of the facility, amounting to $33.8 million as of the date of this annual report, from July 31, 2013 to April 28, 2014. Under the facility, we are only permitted to drawdown the undrawn portion of the facility if no event of default has occurred or would result from the borrowing of the loan. In addition, the outstanding loan due from Box Ships, under which approximately $13.0 million was outstanding as of the date of this annual report, which matures in April 2014, must be repaid in full before we are permitted to draw the undrawn portion of the facility.

Excluding our commitments relating to our outstanding newbuilding program discussed above, we believe that our forecasted operating cash flows, together with our existing cash and cash equivalents, will be sufficient to meet our liquidity needs for the next 12 months, assuming the charter market does not further deteriorate.

As of December 31, 2012, we had approximately $195.5 million of outstanding indebtedness, of which $14.4 million is payable within 2013, as compared to $201.3 million of outstanding indebtedness as of December 31, 2011. Restricted cash was $10.0 million as of December 31, 2012, compared to $25.0 million as of December 31, 2011. Apart from the undrawn portion of the syndicated secured loan facility led by Nordea discussed above, we have no other borrowing capacity under our existing credit facilities. For more information regarding our loan and credit facilities please refer to the discussion under the heading "Loan and Credit Facilities" below.

On December 24, 2012, we entered into an agreement to sell 4,901,961 newly-issued common shares to Innovation Holdings, an entity beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, for total consideration of $10.0 million. The transaction closed on December 24, 2012. In connection with this transaction, we were granted the right to repurchase the common shares issued to Innovation Holdings in the private placement for the same price at which the shares were sold, which expired without being exercised upon our execution of definitive documentation relating to the restructuring of our debt, as discussed below. In addition, Innovation Holdings also received customary registration rights in respect of the common shares it received in the private placement. The documentation entered into in connection with the private placement was approved by the independent members of our Board of Directors.

Subsequent to December 31, 2012, we finalized definitive documentation with our remaining lenders relating to the restructuring of our outstanding indebtedness. By successfully completing our debt restructuring program, we reduced our debt repayment requirements for 2013 and 2014 by $44.4 million and $6.9 million, respectively. For more information regarding our loan and credit facilities please refer to the discussion "—Loan and Credit Facilities" below and to Note 9 in our consolidated financial statements included at the end of this annual report.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and, depending on the prevailing market conditions, the potential selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions, as well as our ability to acquire vessels on favorable terms. Our dividend policy will also impact our future liquidity position.

We regularly monitor our currency exposure and, from time to time, may enter into currency derivative contracts to hedge this exposure if we believe fluctuations in exchange rates would have a negative impact on our liquidity. As of December 31, 2012, we had no currency derivative contracts.

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through the swap agreements as stated in "Item 11. Quantitative and Qualitative Disclosures about Market Risk." For information relating to our swap agreements, please see Note 10 to our consolidated financial statements included at the end of this annual report.

Cash Flows

Cash and cash equivalents as of December 31, 2012 amounted to $17.7 million, compared to $14.6 million as of December 31, 2011. We define working capital as current assets minus current liabilities. Working capital surplus was $9.4 million as of December 31, 2012, compared to working capital deficit of $3.0 million as of December 31, 2011. This increase was mainly due to the decrease in the current portion of long-term debt by $17.8 million, resulting primarily from the amendment of the repayment terms of several of our loan and credit facilities, as discussed above, the increase in the current portion of our loan to Box Ships by $4.0 million, after giving effect to the extension of the maturity of the respective loan and the amended repayment terms we agreed with Box Ships on March 11, 2013, the increase in cash and cash equivalents by $3.1 million and, to a lesser extent, by other fluctuations in the remaining current assets and current liabilities, offset by the decrease in the current portion of restricted cash by $16.4 million, resulting primarily from the relaxation of the respective requirements contained in several of our amended loan agreements. Excluding our commitments relating to our newbuilding program, we consider our liquidity sufficient for our operations and we expect to finance all our working capital requirements from cash generated from the employment of our vessels, together with our existing cash and cash equivalents. The overall cash position in the future may be negatively impacted by a further decline in drybulk market rates if the current economic environment persists or worsens.

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

Operating Activities

Net cash from operating activities was $13.4 million during 2012, compared to $45.5 million during 2011, mainly due to the lower time charter revenue net of commissions by $36.6 million, a gain from vessel early redelivery of $1.9 million recorded in 2011, while no such gain was recorded in 2012, and a decrease in cash flows from other assets and liabilities of $2.5 million, partially offset by a decrease in expenses, including voyage expenses, vessel operating expenses, dry-docking expenses, management fees – related party and general and administrative expenses, that in the aggregate amounted to $3.8 million, a decrease in cash paid for loan interest and realized expenses incurred from our derivative contracts that in the aggregate amounted to $2.7 million, an increase in dividends received from Box Ships, excluding the return of investment in Box Ships, which is classified as cash flow from investing activities, of $1.6 million and an increase in other income mainly relating to claim recoveries of $0.8 million.

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

Investing Activities

Net cash used in investing activities was $15.7 million for the year ended December 31, 2012. This mainly reflects the cash outflows of $32.0 million relating to the delivery of our Handysize newbuilding vessels, the M/V Prosperous Seas and the M/V Precious Seas, and the acquisition of other fixed assets of $0.2 million, offset by a release of restricted cash of $15.0 million, a repayment from an affiliate of $1.0 million in relation to our loan agreement with Box Ships and a return of our investment in Box Ships of $0.5 million. Net cash from investing activities was $43.7 million for the year ended December 31, 2011. This mainly reflects the net proceeds from the sale of the M/V Crystal Seas to an unrelated third party and the sale of the Box Voyager, the Box Trader and the CMA CGM Kingfish to Box Ships, net of the cash outflows relating to the acquisition of the CMA CGM Kingfish, which amounted to $64.0 million in the aggregate, offset by the net cash outflow relating to the loan due from Box Ships of $15.0 million, the advance payments of $5.0 million regarding the construction of our newbuilding vessels and the acquisition of other fixed assets of $0.3 million. Net cash used in investing activities, for the year ended December 31, 2010, was $142.2 million, which reflects the acquisitions of the M/V Dream Seas, the Box Voyager and the Box Trader, which in aggregate amounted to $146.6 million, the advance payments of $58.5 million regarding the construction of our newbuilding vessels and the acquisition of other fixed assets of $0.2 million, offset by the net proceeds of $41.0 million from the sale of the M/V Blue Seas and the M/V Clean Seas, the sale of the option relating to Hull no. 623 of $0.6 million and the net decrease in restricted cash of $21.5 million.

Financing Activities

Net cash from financing activities was $5.4 million for the year ended December 31, 2012, which mainly reflects the proceeds from long-term debt of $28.9 million and the net proceeds from the issuance of common shares of $10.0 million, offset by the long-term debt repayments of $32.8 million and the payment of financing costs of $0.7 million. Net cash used in financing activities was $109.4 million for the year ended December 31, 2011, which is the result of the long-term debt repayments of $142.6 million, the payment of financing costs of $2.1 million and dividend payments of $3.0 million, partially offset by the proceeds from long-term debt of $26.0 million and the net proceeds from the issuance of common shares of $12.3 million. Net cash used in financing activities was $17.6 million for the year ended December 31, 2010, which is the result of the long-term debt repayments of $86.5 million, the payment of financing costs of $1.6 million and by dividend payments of $10.4 million, partially offset by the proceeds from long-term debt of $70.0 million and the net proceeds from the issuance of common shares of $10.9 million.

Loan and Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. As of December 31, 2012, we had seven outstanding bank debt facilities with a combined outstanding balance of $195.5 million. These credit facilities have maturity dates between 2015 and 2020 and are repayable in quarterly principal installments and balloon payments due on maturity and bear interest based on floating rate LIBOR plus an applicable margin which ranges between 2.50% and 3.50%, excluding a 5.00% margin applicable to any deferred amounts under one of our loan and credit facilities. The obligations under our debt facilities are secured by, among other things, first priority mortgages over the vessels financed by the relevant facility and first priority assignments of all insurances and earnings of the mortgaged vessels. Scheduled long-term debt repayments due in 2013 amounted to approximately $14.4 million as of December 31, 2012.

Our loan and credit facilities, as amended or refinanced, which are secured by mortgages on our vessels, contain financial and security covenants requiring us, among other things, to:

•	maintain a minimum debt service coverage ratio;

•	maintain a minimum market adjusted net worth;

•	maintain a maximum leverage ratio;

•	maintain a minimum interest coverage ratio;

•	maintain minimum working capital;

•	maintain minimum cash equivalents per vessel in our fleet and minimum liquidity; and

•	maintain minimum security cover ratios of the aggregate market value of the vessels securing the applicable loan to the principal amount outstanding under such loan.

A violation of the security cover ratio, unless cured as set forth under the applicable loan or credit facility, or a violation of any of the financial covenants contained in our loan and credit facilities constitutes an event of default under our loan and credit facilities, which, unless waived or modified by our lenders, provides our lenders with the right to require us to provide additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels, or may cause us to reclassify our indebtedness as current liabilities, which would impair our ability to continue to conduct our business.

Furthermore, all of our loan and credit facilities contain a cross-default provision that may be triggered by a default under one of our other loan and credit facilities. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross default provisions in all of our loan and credit facilities, the refusal of any one lender to grant or extend a waiver could result in all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective loan and credit facilities. If our indebtedness is accelerated in full or in part, in the current financing environment, we may not be able to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan and credit facilities.

As a result of intense fluctuation of vessel values, we were not in compliance with certain financial and security cover ratio covenants contained in certain of our loan and credit facilities during 2012, and as such, deposited additional security to cure the shortfall in the security cover required to be maintained under the relevant facility, obtained waivers of the relevant covenant breaches, entered into amendments to or refinanced the affected debt.

On April 26, 2012, we entered into a supplemental agreement to our loan agreement with the Bank of Scotland, pursuant to which the term of the loan agreement was extended from December 9, 2012 to July 9, 2013 and the payment of $40.1 million of the lump sum payment due in December 2012 was deferred to 2013. We also agreed to prepay an amount of $9.9 million and not to declare or pay dividends until the maturity of the loan agreement. The amount of $9.9 million was prepaid on May 9, 2012. This loan agreement was further amended as part of our debt restructuring program, as discussed below.

In addition, in 2012, we entered into supplemental agreements and, subject to certain conditions, agreed to amended terms with (i) Unicredit Bank AG in respect of our loan agreement dated November 19, 2007, (ii) the Bank of Scotland in respect of our loan agreement dated December 4, 2007, (iii) the Bank of Ireland in respect of our loan agreement dated March 30, 2009, and (iv) HSBC Bank Plc in respect of our loan agreement dated July 2, 2010. Pursuant to these agreements, we obtained waivers of certain covenant breaches and agreed to the relaxation of several financial and security coverage ratio covenants, the deferral of a portion of our scheduled quarterly installments and, in the case of the loan agreements with the Bank of Ireland and the Bank of Scotland, the extension of the loan agreements to the second quarter of 2017 and to the third quarter of 2015, respectively. In addition, in respect to the loan agreement with the Bank of Scotland, we agreed to a payment of $2.8 million in order to facilitate the full and final settlement of the portion of the loan of one of the syndicate members equal to $4.7 million. The advance payment of $2.8 million was executed on December 10, 2012, resulting in a gain from debt restructuring of $1.9 million, or $0.31 per basic and diluted common share, that was recorded in the fourth quarter of 2012. We refer to the amendments described above collectively as our debt restructuring program.

Several of the agreements in our debt restructuring program mentioned above were subject to a number of conditions, including (i) the entry into definitive documentation, (ii) an equity increase of $10.0 million within 90 days after the signing of such definitive documentation and (iii) all lenders agreeing to similar restructuring terms and granting similar waivers of covenant breaches and terms.

Subsequent to December 31, 2012, we finalized the definitive documentation with the remaining of our lenders relating to our debt restructuring program, as discussed in Note 9 in our consolidated financial statements included at the end of this annual report. In addition, we received the additional $10.0 million in equity required to finalize our debt restructuring program through the issuance of 4,901,961 common shares to Innovation Holdings in the private placement that closed in December 2012.

Accordingly, subsequent to December 31, 2012, all conditions required to complete our debt restructuring program were satisfied with retrospective effect as of December 31, 2012 and thus, our debt restructuring program is finalized and effective from December 31, 2012.

Following the finalization of our debt restructuring program and after giving effect to the respective supplemental and restating agreements, we regained compliance with all covenants with respect to our loan and credit facilities.

Our loan and credit facilities, as amended or refinanced, also contain other restrictions and customary events of default with respect to us and our applicable subsidiaries, such as a change of control, a cross-default with respect to financial indebtedness or a material adverse change in the financial position or prospects of the borrowers or us.

In addition, under the terms of our loan and credit facilities, our ability to pay dividends and make other payments or distributions to shareholders is subject to several restrictions, including restrictions under our loan agreement with the Bank of Scotland, which prohibit us from paying dividends until the maturity of such loan agreement in 2015, as discussed in "Item 8. Financial Information—Dividend Policy."

Moreover, in connection with any additional waivers of covenant breaches contained in, or amendments to the terms of, our loan and credit facilities that we obtain, our lenders may impose additional operating and financial restrictions on us to the restrictions discussed above or further modify the terms of our existing loan and credit facilities. These additional restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, the prepayment of a portion of our indebtedness to them, the acceleration of the amortization schedule for our outstanding indebtedness and the increase the interest rates they charge us on our outstanding indebtedness.

For more information regarding our loan and credit facilities as of December 31, 2012, please see Note 9 to our consolidated financial statements included at the end of this annual report.

Financial Instruments

We have entered into interest rate swap agreements in order to hedge our variable interest rate exposure under our loan agreements discussed above. For more information on our interest rate swap agreements, refer to Note 10 in our consolidated financial statements included at the end of this annual report.

From time to time we may enter into foreign derivative instruments if we have a capital commitment in foreign currency. As of December 31, 2012, we had no currency derivative contracts.

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

In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:

•	the charter hire earned by our vessels operating under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory; and

•	our level of debt and the related interest expense and amortization of principal.

Please read "Item 3. Key Information—D. Risk Factors" for a discussion of the material risks inherent in our business.

E.            Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.            Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2012:

Contractual Obligations (amounts in thousands of U.S Dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Senior Secured Credit Facilities	$195,542	$14,427	$68,524	$87,566	$25,025
Interest Payments (1)	24,381	7,263	11,181	5,011	926
Shipbuilding Contracts	115,392	24,188	91,204	-	-
Management Agreements (2)	17,551	5,160	7,997	4,394	-
Executive Services (3)	9,896	3,299	6,597	-	-
Accounting Services (4)	690	690	-	-	-
Rental Agreements (5)	233	49	98	86	-
Total	$363,685	$55,076	$185,601	$97,057	$25,951

______________________
(1)
Interest Payments refer to our expected interest payments of our loan and credit facilities by taking into account our interest rate swaps currently in effect and based on an assumed LIBOR rate of 0.306% being the 3 month LIBOR rate as of December 31, 2012.

(2)
The amounts indicated in the above table are the minimum contractual obligations based on a daily management fee of €652.02 per vessel (or $860.28 per vessel, using an exchange rate of €1.0000:$1.3194, the Euro/U.S. dollar exchange rate as of December 31, 2012) and includes the 1.25% charter hire commission for the vessels in our fleet under their time charters as of December 31, 2012, that will be paid to Allseas, based on the estimated redelivery dates assuming no off-hire days. Third party commissions on revenues are not included in the table above. In addition, the amounts also include minimum contractual obligations based on the management agreements with Allseas relating to the supervision of each of the contracted newbuildings pursuant to which we will pay: (1) a flat fee of $375,000 for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until we accept delivery of the respective vessel, and (2) a daily fee of €115 per vessel (or $151.73 per vessel, using an exchange rate of €1.0000:$1.3194, the Euro/U.S. dollar exchange rate as of December 31, 2012) commencing from the date of the vessel's shipbuilding contract until we accept delivery of the respective vessel. The daily management fee of $860.28 and the daily newbuilding supervision fee of $151.73 do not incorporate any inflationary increases in the rates or changes which may be agreed in the future.

(3)
The amounts indicated in the above table are the minimum executive services fee of €2.5 million per annum (or $3.3 million per annum, using an exchange rate of €1.0000:$1.3194, the Euro/U.S. dollar exchange rate as of December 31, 2012) and do not include any incentive compensation which our Board of Directors, at their discretion, may agree to pay. The increase in the executive services fee to €2.7 million per annum (or $3.6 million per annum, using an exchange rate of €1.0000:$1.3194, the Euro/U.S. dollar exchange rate as of December 31, 2012), with effect from January 1, 2013, is not reflected in the table above.

(4)
Accounting Services relate to the financial and accounting services fee of €250,000 per annum (or $329,850 using an exchange rate of €1.0000:$1.3194, the Euro/U.S. dollar exchange rate as of December 31, 2012) and the financial reporting fee of $30,000 per vessel per annum, in connection with the provision of services under the accounting services agreement.

(5)
We lease office space in Athens, Greece. The term of the lease will expire on September 30, 2017 and the monthly rental for the first year is €3,000 (or $3,958.20, using an exchange rate of €1.0000:$1.3194, the Euro/U.S. dollar exchange rate as of December 31, 2012) plus 3.6% tax, which will be adjusted thereafter annually for inflation increases. For the future minimum rent commitments, we excluded inflation increases as the impact on future results of operations will not be material.

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

Name	Age	Position
Michael Bodouroglou	58	Chairman, President, Chief Executive Officer and Class C Director
Robert Perri	40	Chief Financial Officer
George Skrimizeas	47	Chief Operating Officer
Nigel D. Cleave	54	Class B Director
Dimitrios Sigalas	68	Class A Director
Bruce Ogilvy	70	Class B Director
George Xiradakis	48	Class A Director

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

Robert Perri was appointed as our Chief Financial Officer on February 5, 2013. Mr. Perri served as our financial officer from September 2010 until his appointment as Chief Financial Officer. Mr. Perri also serves as the Chief Financial Officer of Box Ships Inc., an affiliated company. From 2007 to 2010, Mr. Perri served as the vice president of finance at Atlas Maritime Ltd. Prior to that, Mr. Perri was a senior global equities analyst at Zacks Investment Research from 2004 to 2007. From 2001 to 2003, Mr. Perri was an independent consultant helping entrepreneurs structure their businesses, and from 2000 to 2001, an equity research associate at First Albany Corp. From 1996 to 1998, Mr. Perri held various equity research positions at Prudential Securities and from 1995 to 1996, he was an accountant for Merrill Lynch Asset Management. Mr. Perri received his Bachelor of Science degree in Accounting and Finance from Drexel University, Philadelphia in 1995 and received his Master's of International Economics and Management with a focus on finance and banking from Bocconi University, Milan in 1999. Mr. Perri is a Chartered Financial Analyst and was the membership chair of the Hellenic CFA Society from 2005 until 2010.

George Skrimizeas has been our Chief Operating Officer since November 2006. Mr. Skrimizeas has been general manager of Allseas since May 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as accounts manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Masters of Science in Finance from the University of Leicester, in the United Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics, the Hellenic Management Association and the Hellenic Association of Chief Executive Officers.

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

Bruce Ogilvy has served as a non-executive director of the Company since July 2007. From 2003 to 2005 Mr. Ogilvy served as a consultant to Stelmar Tankers (Management) Ltd. and from 1992 to 2002, he was managing director of Stelmar Tankers (U.K.) Ltd., a subsidiary of Stelmar Tankers (Management) Ltd., through which the group's commercial business, including chartering and sale and purchase activities, were carried out. In 1992, Mr. Ogilvy joined Stelios Haj-Ioannou to form Stelmar Tankers (Management) Ltd., and served on its Board of Directors from its inception to 2003. During his ten years with Stelmar Tankers (Management) Ltd., Stelmar Shipping Ltd. completed an initial public offering on the New York Stock Exchange in 2001 and a secondary listing in 2002. Prior to his association with Stelmar Tankers (Management) Ltd., Mr. Ogilvy served in various capacities, including chartering and sale and purchase activities with Shell International. Mr. Ogilvy graduated from Liverpool University, in the United Kingdom, in 1963 with a degree as Ship Master. Mr. Ogilvy served on the Council of Intertanko, an industry body that represents the interests of Independent tanker owners, since 1994 and on its Executive Board from 2003 until 2005. Mr. Ogilvy has been an active member of the Institute of Chartered Shipbrokers for over 30 years and has served as the Chairman of the Trust Fund of the Institute of Chartered Shipbrokers since September 2010 and the Vice President of the Institute of Chartered Shipbrokers since October 2012.

Dimitrios Sigalas has served as a non-executive director of the Company since March 2008. Mr. Sigalas served as a maritime journalist for the Greek daily newspaper "Kathimerini" from 1985 to 2008. Mr. Sigalas also served within the chartering department of Glafki (Hellas) Maritime Corporation, an Athens based shipowning company, from 1972 to 2006. In 1980 Mr. Sigalas was appointed to Head of the Dry and Tanker Chartering Department within Glafki (Hellas) Maritime Corporation. Mr. Sigalas graduated from Cardiff University, Wales, with a diploma in Shipping.

George Xiradakis has served as a non-executive director of the Company since July 2008. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry. Mr. Xiradakis also provides financial advice to international shipping banks, shipping companies, as well as international and state organizations. He also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Metropolitan University, formerly known as City of London Polytechnic, and a Master of Science in Maritime Studies from the University of Wales College of Cardiff. Mr. Xiradakis is a member of the Board of Directors of DryShips Inc. (NASDAQ: DRYS) and from 2008 to 2009, Mr. Xiradakis was a member of the Board of Directors of Aries Maritime Transport, which has since changed its name to NewLead Holdings Ltd (NASDAQ: NEWL). Mr. Xiradakis is also a member of the Board of Governors of the International Propeller Club of the United States –International Port of Piraeus Board, HELMEPA, and Marine Club of Piraeus. In the past, Mr. Xiradakis also served as the Chairman and President of the National Center of Port Development in Greece and as the Chairman and President of Hellenic Public Real Estate Corporation.

B.            Compensation

Each of our non-employee directors receives annual compensation in the aggregate amount of €45,000 per annum (or $59,373 per annum based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012), plus reimbursements for actual expenses incurred while acting in their capacity as a director. During 2012, we granted non-vested common shares to entities affiliated with our Chairman, President and Chief Executive Officer and to other directors and officers as described below under the section entitled "—Equity Incentive Plan." We do not have a retirement plan for our officers or directors.

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Under the agreement, prior to January 1, 2013, Allseas was entitled to an executive services fee of €2.5 million (or $3.3 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per annum, payable in equal monthly installments, plus incentive compensation. Effective January 1, 2013, the executive services fee was adjusted to €2.7 million (or $3.6 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012). The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. For the year ended December 31, 2012, an amount of $3.2 million was paid to Allseas for the services of our executive officers, while no incentive compensation was remitted. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Executive Services Agreement.

In order to incentivize Allseas' continued services to us, on November 10, 2009, we entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares to Loretto in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. As of the date of this annual report, we had issued a total of 214,258 of our common shares to Loretto pursuant to this agreement. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Loretto."

C.            Board Practices

Our Board of Directors consists of the five directors named above. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. Sigalas and Xiradakis, expires at our 2013 annual general meeting of shareholders. The term of our Class B directors, Messrs. Cleave and Ogilvy, expires at our 2014 annual general meeting of shareholders. The term of our Class C director, Mr. Bodouroglou, expires at our 2015 annual general meeting of shareholders.

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

We have established an audit committee comprised of three directors, each of whom our Board of Directors has determined to be independent under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as well as the NYSE's independence rules. Our Board of Directors has also determined that each member of the audit committee has the financial experience required by Section 303A.07 of the NYSE's Listed Company Manual and other relevant experience necessary to carry out the duties and responsibilities of our audit committee. The members of the audit committee are Messrs. Cleave, Ogilvy and Xiradakis. Mr. Cleave serves as the chairman of our audit committee. Our audit committee has designated Mr. Xiradakis as our "audit committee financial expert," as such term is defined in Item 407 of SEC Regulation S-K promulgated by the SEC.

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

D.            Crewing and Shore Employees

As of December 31, 2012, we had two shoreside salaried employees. Allseas provides the services of our executive officers, who report directly to our Board of Directors, pursuant to an executive services agreement entered into between the Company and Allseas. As of December 31, 2012, we had three shoreside executive officers, Mr. Bodouroglou, our Chairman, President and Chief Executive Officer, Mr. Robert Perri, our Chief Financial Officer, and Mr. George Skrimizeas, our Chief Operating Officer. In addition, Mrs. Maria Stefanou serves as our Corporate Secretary.

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

Each of our vessel-owning subsidiaries has entered into manning agreements with Crewcare, pursuant to which Crewcare provides manning services and crew for each of our vessels. As of December 31, 2012, 234 people were employed mainly by Crewcare to crew the vessels in our fleet. We have not experienced any material work stoppages due to labor disagreements since we commenced operations in April 2006.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our executive officers and directors, individually and as a group, see "Item 7. Major Stockholders and Related Party Transactions—A. Major Shareholders."

Equity Incentive Plan

On October 11, 2006, we adopted an equity incentive plan, as amended and restated, under which our and our affiliates' officers, key employees, directors and consultants are eligible to receive equity awards. On October 15, 2012, we further amended and restated our amended and restated equity incentive plan, which we refer to as the Plan to, among other things, increase the number of common shares reserved for issuance under the Plan by 4,466,733 shares to 9,966,733 shares, which, after the 10-for-1 reverse stock split discussed above, was adjusted to 996,673 shares, subject to further adjustment in the event of any future distribution, recapitalization, split, merger, consolidation or the like. As of the date of this annual report, we had 328,401 common shares remaining for issuance under the Plan.

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

Options

There were no unvested options to purchase common shares as of December 31, 2012. As of December 31, 2012, there were outstanding and exercisable 2,800 options to purchase common shares, with an exercise price of $120.00, which vested in 2010. Their weighted average remaining contractual life is 3.89 years as of December 31, 2012.

Non-vested Common Shares

All the non-vested share awards granted by us are conditioned upon the holder's continued service as an employee of the Company or of our Manager or a director of the Company, as applicable, through the applicable vesting date.

Details of our non-vested common shares granted subsequent to January 1, 2012 are noted below:

On January 3, 2012, we granted an aggregate of 3,500 non-vested common shares to employees of Allseas, with a grant date fair value of $6.65 per share, which vest ratably over a two-year period commencing on December 31, 2012 (as adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012).

On February 3, 2012, we granted an aggregate of 6,300 non-vested common shares to employees of Allseas, with a grant date fair value of $6.10 per share, which vest ratably over a two-year period commencing on December 31, 2012 (as adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012).

On February 25, 2013, we granted 200,000 non-vested common shares to Innovation Holdings, a company wholly owned and controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, with a grant date fair value of $2.71 per share, which vest ratably over a two-year period commencing on December 31, 2013.

In addition, on February 25, 2013, we granted an aggregate of 22,000 non-vested common shares to our non-executive directors and employees of Allseas, with a grant date fair value of $2.71 per share, which vest ratably over a two-year period commencing on December 31, 2013.

For more information on our non-vested share awards, refer to Note 13 in our consolidated financial statements included at the end of this annual report.

Item 7.                 Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth the beneficial ownership of our common shares as of April 2, 2013, held by (i) the owners of more than five percent of outstanding common shares that we are aware of and (ii) the total number of common shares owned by our executive officers and directors.

Beneficial ownership is determined in accordance with the SEC's rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of April 2, 2013, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.

Name and Address of Beneficial Owner (1)	Number of Shares Owned	Percent of Class (2)
Michael Bodouroglou (3)	6,400,364	56.5%
All officers and directors, other than Michael Bodouroglou, as a group	*	*

*Less than one percent.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Paragon Shipping Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.

(2)	Percentage amounts based on 11,321,442 common shares outstanding as of April 2, 2013.

(3)
Mr. Bodouroglou beneficially owns 6,186,106 of these shares through Innovation Holdings, a company beneficially owned and controlled by Mr. Bodouroglou and members of his family, including the 4,901,961 shares issued in connection with the $10.0 million private placement as discussed in "B. Related Party Transactions—$10.0 Million Private Placement" below, and 214,258 of these shares through Loretto, a wholly owned subsidiary of Allseas that is controlled by Mr. Bodouroglou and members of his family. The percentage of our common shares that Mr. Michael Bodouroglou beneficially owns increased from 19.7% as of April 26, 2012 to 56.5% as of April 2, 2013, primarily due to the acquisition by Innovation Holdings of 4,901,961 common shares in the private placement that closed on December 24, 2012. In addition, Innovation Holdings was also awarded 200,000 common shares pursuant to an award granted under the Plan on February 25, 2013. Furthermore, Loretto received 98,039 common shares from April 26, 2012 to April 2, 2013, pursuant to the agreement we have entered into with Loretto and Allseas described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Loretto."

As of April 2, 2013, we had 45 shareholders of record, ten of which were located in the United States and held an aggregate of 4,855,792 of our common shares, representing 42.9% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 4,855,301 of our common shares as of April 2, 2013. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.            Related Party Transactions

Agreements with Allseas

Management Agreements

We have entered into separate management agreements with Allseas for each of the vessels in our operating fleet, pursuant to which Allseas is responsible for the commercial and technical management functions of our fleet. Commercial management includes, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels under charter, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, is the sole shareholder of Allseas.

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

Under the management agreements as amended effective June 1, 2010, the terms of which were approved by our independent directors, Allseas is entitled to a technical management fee of €620 (or $818.03 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per vessel per day, payable on a monthly basis in advance, pro rata for the calendar days the vessels are owned by us. The technical management fee is subject to annual adjustments based on the official Eurozone inflation rate. Effective June 1, 2012, Allseas' management fee was adjusted to €652.02 (or $860.28 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per vessel per day in accordance with the agreement. Allseas is also entitled to receive (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought, constructed or sold on our behalf, (iii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel, until the delivery date; and (iv) a superintendent fee of €500 (or $659.70 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per day for each day in excess of five days per calendar year for which a superintendent performed on site inspection.

We have also entered into management agreements with Allseas relating to the supervision of each our contracted newbuilding vessels, pursuant to which Allseas is entitled to: (i) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessels' delivery to us; (ii) a daily fee of €115 (or $151.73 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per vessel commencing from the date of the vessel's shipbuilding contract until we accept delivery of the respective vessel; and (iii) €500 (or $659.70 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per day for each day in excess of five days per calendar year for which a superintendent performed on site inspection. The term of the management agreements expires on the completion of the construction and delivery of the vessels to us and the agreements may be terminated by either party upon 30 days' advance written notice.

A historical breakdown of the amounts incurred under our management agreements is set forth below:

	Year ended December 31,
	2010	2011	2012
Chartering and Vessel Commissions	$3,865,786	$3,246,697	$977,467
Management fees	4,292,291	4,780,500	4,094,744
Total	$8,158,077	$8,027,197	$5,072,211

Additional vessels that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Compensation Agreement

On January 3, 2010, we entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with a sum equal to (i) three years of management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $4.0 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012). The agreement shall continue for so long as Allseas serves as the commercial and technical manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party.

Administrative Services Agreement

On November 12, 2008, we entered into an administrative service agreement with Allseas, pursuant to which Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities, office cleaning services and information technology services. Allseas is entitled to reimbursement on a quarterly basis of all costs and expenses incurred in connection with the provisions of its services under the agreement. During the years ended December 31, 2010, 2011 and 2012, we paid $31,867, $33,207 and $36,085, respectively, under this agreement.

Accounting Agreement

On February 19, 2008, we entered into an accounting agreement with Allseas, as amended by a renewal agreement dated January 23, 2010. Under the agreement, as renewed, in exchange for the provision of legal, accounting and financial services, Allseas was entitled to $200,000 per year, payable quarterly, prior to January 1, 2010, and €200,000 per year, payable quarterly, from January 1, 2010 to May 31, 2010. The agreement was amended effective June 1, 2010, pursuant to which Allseas is entitled to a fee of €250,000 (or $329,850 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per year, payable quarterly, for the provision of financial accounting services, and a fee of €120,000 (or $158,328 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per year, payable quarterly, for the provision of financial reporting services. Effective January 1, 2012, the agreement was renewed, pursuant to which the fee for the provision of financial reporting services was amended to $30,000 per vessel per annum, payable quarterly. During the years ended December 31, 2010, 2011 and 2012, we paid $418,384, $509,869 and $666,196 to Allseas under this agreement.

Agreement with Loretto

On November 10, 2009, we, Allseas, and Loretto, a wholly-owned subsidiary of Allseas, entered into a tripartite agreement, as clarified and amended by a supplemental agreement, effective from December 1, 2012, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans we may adopt, we have agreed to issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the agreement, any common shares to be issued to Loretto under the agreement may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties. Accordingly, as of December 31, 2012, we had granted and issued to Loretto a total of 116,219 of our common shares, all of which were issued prior to 2012. Furthermore, in connection with the private placement to Innovation Holdings that closed in December 2012 and upon the finalization of our debt restructuring as discussed in "—$10.0 Million Private Placement" below, effective February 15, 2013, Loretto was granted an additional 98,039 common shares, representing 2.0% of the 4,901,961 newly-issued common shares sold to Innovation Holdings in the private placement. The fair value of such shares based on the average of the high-low trading price of the shares on February 15, 2013, is $335,784, which will be recorded as share based compensation in the first quarter of 2013.

Executive Services Agreement

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Under the agreement, prior to January 1, 2013, Allseas was entitled to an executive services fee of €2.5 million (or $3.3 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012) per annum, payable in equal monthly installments, plus incentive compensation. Effective January 1, 2013, the executive services fee was adjusted to €2.7 million per annum (or $3.6 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012). The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. On March 6, 2013, we amended the terms of the termination clause of the executive services agreement, whereby, if the respective agreement is terminated by Allseas either for "good reason" or as a result of "change of control," as such terms are defined in the agreement, or terminated by us without "cause", as defined in the agreement, Allseas will be entitled to receive (i) the amount of the executive services fee payable through the "termination date," as defined in the agreement; (ii) compensation equal to three years' annual executive services fee then applicable; and (iii) an amount of our common shares equal to 5% of our then issued and outstanding common shares. For the year ended December 31, 2011, an amount of $5.2 million was paid to Allseas for the services of the executive officers, which includes incentive compensation of $1.7 million. For the year ended December 31, 2012, an amount of $3.2 million was paid to Allseas for the services of the executive officers, while no incentive compensation was remitted. In connection with the completion of our debt restructuring as discussed in Note 9 in our consolidated financial statements included at the end of this annual report, our Board of Directors approved incentive compensation of €1.5 million (or $2.0 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3070) payable to Allseas. The payment of the €1.5 million was executed on February 28, 2013.

Manning Agreements

Allseas subcontracts crewing services relating to our vessels to Crewcare, a Philippines company beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries has entered into a manning agreement with Crewcare. Effective January 1, 2010 through April 30, 2011, manning services were provided under the agreements in exchange for a monthly fee of $85 per seaman for all officers and crew who served on board each vessel, plus a recruitment fee of $110 per seaman, payable on a one-off basis. Effective May 1, 2011, the monthly manning service fee increased to $95 per seaman and the one-off recruitment fee increased to $120 per seaman. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training. The fees under the manning agreements are subject to amendment on an annual basis. The expenses incurred for the years ended December 31, 2010, 2011 and 2012 amounted to $324,061, $321,967 and $321,648, respectively. Crewcare also provides administrative services, which represent payment of crew wages and related costs on behalf of the Company. The balance due to Crewcare as of December 31, 2011 and 2012 amounted to $903 and $84,705, respectively.

$10.0 Million Private Placement

On December 24, 2012, we entered into an agreement to sell 4,901,961 newly-issued common shares to Innovation Holdings, an entity beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, for total consideration of $10.0 million. The transaction closed on December 24, 2012. In connection with the transaction, we were granted the right to repurchase the common shares issued to Innovation Holdings in the private placement for the same price per share at which the shares were sold, which expired without being exercised upon our execution of definitive documentation relating to the restructuring of our debt. In addition, Innovation Holdings also received customary registration rights in respect of the common shares it received in the private placement. The documentation entered into in connection with the private placement was approved by the independent members of our Board of Directors.

Right of First Refusal

Our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, has entered into a letter agreement with us which includes a provision requiring Mr. Bodouroglou to use commercially reasonable efforts to cause each company controlled by Mr. Bodouroglou to allow us to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Bodouroglou or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this letter agreement, Mr. Bodouroglou will notify a committee of our independent directors of any agreement that he or an affiliated entity has entered into to purchase a drybulk carrier and will provide the committee of our independent directors a 7 calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee, within which to decide whether or not to accept the opportunity and nominate a subsidiary of ours to purchase the vessel or vessels, before Mr. Bodouroglou will accept the opportunity or offer it to any of his other affiliates. The opportunity offered to us will be on no less favorable terms than those offered to Mr. Bodouroglou and his affiliates. A committee of our independent directors will require a simple majority vote to accept or reject this offer.

Loan agreement with Box Ships

On May 27, 2011, we agreed to make available to Box Ships an unsecured loan of up to $30.0 million for the purpose of partly financing the acquisition of Box Ships' initial fleet and general corporate purposes, including meeting working capital needs, which Box Ships drew in full in May 2011. In August 2011, Box Ships prepaid an amount of $15.0 million. In addition, in November 2012 and February 2013, Box Ships made prepayments under the loan agreement of $1.0 million each.

On March 11, 2013, we agreed to amend the terms of the loan agreement. Pursuant to the amended agreement, we agreed to extend the maturity of the loan for one year, from April 19, 2013 to April 19, 2014. During the remaining term of the loan, Box Ships is required to make quarterly principal installment payments in the amount of $1.0 million each, commencing on April 19, 2013, with a final balloon payment of $9.0 million due on the maturity date. In consideration for the amendment of the loan agreement, Box Ships agreed to pay an amendment fee of $65,000 and to increase the margin from 4.0% to 5.0%. As of the date of this annual report, the outstanding balance of this facility was $13.0 million.

Non-Competition Agreement with Box Ships and Our Chairman, President and Chief Executive Officer

On April 19, 2011, we entered into an agreement with Box Ships and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, reflecting, among others, for so long as (i) Mr. Bodouroglou is a director or executive officer of both our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, the provisions described below:

Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent, and we will not, directly or indirectly, acquire or charter any containership without the prior written consent of Box Ships. In addition, under the terms of the agreement, we agreed to grant Box Ships a right of first offer on any proposed sale, transfer or other disposition of any containership owned by us. Furthermore, we will also grant Box Ships a right of first refusal over any employment opportunity for a containership presented or available to us with respect to any vessel owned by us, other than our two 4,800 TEU containership newbuildings subject to the option agreement with Box Ships described below.

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

Vessel Option Agreement with Box Ships

On April 19, 2011, we entered into an agreement with Box Ships, pursuant to which we granted Box Ships the option to acquire our two 4,800 TEU containerships under construction, which are scheduled to be delivered to us during the second quarter of 2014, by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. Under the terms of the agreement, the purchase price payable by Box Ships for each of the vessels shall be the greater of (i) our actual carrying cost of the vessel at the date the option is exercised, together with any actual expenses incurred by us in connection with the construction contract or the vessel; and (ii) the fair market value of the construction contract or the vessel at the date the option is exercised, as determined by the average of two independent ship broker's valuations, one selected by us and one selected by Box Ships.

To the extent Box Ships does not exercise its options to acquire one or both of these vessels, we will be permitted to operate, or sell the vessels pursuant to a waiver that Box Ships will grant to us under the non-competition agreement described above, provided that we will grant to Box Ships a right of first offer on any proposed sale, transfer or other disposition of the vessels. We will also be entitled to charter the vessels on a period charter commencing not more than 45 days after the vessels' delivery.

Registration Rights Agreements

On April 19, 2011, we entered into a registration rights agreement with Box Ships and Neige International Inc., or Neige International, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, as nominee for Proplous Navigation S.A., or Proplous Navigation, a company also controlled by Mr. Bodouroglou, pursuant to which Box Ships granted us and Neige International, and our affiliates or transferees, certain registration rights with respect to our common shares of Box Ships. Pursuant to the agreement, we and Neige International, and our affiliates and transferees, have the right, subject to certain terms and conditions, to require Box Ships, on up to three separate occasions following April 19, 2012, the anniversary of the closing of the initial public offering of Box Ships, to register under the Securities Act, common shares of Box Ships held by us and Neige International, or our affiliates or transferees, for offer and sale to the public (including by way of underwritten public offering) and incidental or "piggyback" rights permitting participation by Box Ships in certain registrations of its common shares.

In addition, in connection with the private placement to Innovation Holdings that closed on December 24, 2012, we entered into a registration rights agreement, dated as of December 24, 2012, with Innovation Holdings, pursuant to which we granted certain customary registration rights to Innovation Holdings in respect of the common shares issued and sold to Innovation Holdings in the private placement. Under the registration rights agreement, Innovation Holdings, or its transferees, have the right, subject to certain terms and conditions, to require us to register under the Securities Act for offer and sale to the public, including by way of underwritten public offering, the common shares issued and sold to Innovation Holdings pursuant to the purchase agreement we entered into with Innovation Holdings in connection with the private placement.

Lease of Office Space

On September 13, 2007 and effective as of October 1, 2007, we entered into a rental agreement to lease office space in Athens, Greece, with Granitis Glyfada Real Estate Ltd., a company beneficially owned by our Chairman, President and Chief Executive Officer. The term of the lease was for five years beginning October 1, 2007 and expired on September 30, 2012. The monthly rental for the first year was €2,000, plus 3.6% tax, and thereafter would be adjusted annually for inflation increases in accordance with the official Greek inflation rate. On October 1, 2012, the rental agreement was renewed for an additional term of five years, beginning October 1, 2012 and expiring September 30, 2017, pursuant to which the monthly rental for the first year is €3,000, plus 3.6% tax, and thereafter will be adjusted annually for inflation increases in accordance with the official Greek inflation rate. Rent expense under this lease amounted to $35,489, $38,947 and $39,593 for the years ended December 31, 2010, 2011 and 2012, respectively.

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

Our previous dividend policy was to declare and pay quarterly dividends to the holders of our common shares in March, May, August and November of each year in amounts substantially equal to our available cash flow from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and interest expense) and any reserves our Board of Directors determined we should maintain for reinvestment in our business to cover, among other things, dry-docking, intermediate and special surveys, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital.

The declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of future dividend payments, if any, will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, the restrictions in our loan and credit facilities, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

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

In addition, under the supplemental agreement we entered into with the Bank of Scotland on November 30, 2012, we are not permitted to declare or pay any dividends until the maturity of the respective loan agreement which, under the terms of the supplemental agreement, has been extended to July 2015. In addition, certain of our other loan and credit facilities restrict the amount of dividends we may pay to $0.50 per share per annum and limit the amount of quarterly dividends we may pay to 100% of our net income for the immediately preceding financial quarter. We are also required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, $25.0 million or $1.25 million per vessel. See Note 9 in our consolidated financial statements included at the end of this annual report.

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

We believe that, under current law any future dividend payments we make from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute "qualified dividend income" and, as a consequence, non-corporate U.S. shareholders would generally be subject to the same preferential U.S. federal income tax rates applicable to long-term capital gains with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder's tax basis in its common shares on a dollar-for-dollar basis and thereafter as a capital gain. Please see "Item 10. Additional Information—E. Taxation" for additional information relating to the tax treatment of our dividend payments.

B.            Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report.

Item 9.                   Listing Details

Our common shares commenced trading on the NASDAQ Global Market on August 9, 2007 under the symbol "PRGN." On March 24, 2010, our common shares stopped trading on the NASDAQ Global Market and commenced trading on the NYSE under the symbol "PRGN". The following table sets forth the high and low closing prices for each of the periods indicated for our shares of common stock, as adjusted for the 10-for-1 reverse stock split effective November 5, 2012.

	High	Low
For the year ended December 31,
2008	$218.00	$23.70
2009	$61.20	$28.70
2010	$51.60	$33.90
2011	$34.40	$5.90
2012	$9.50	$1.97

	High	Low
For the quarter ended
March 31, 2011	$34.40	$28.50
June 30, 2011	$30.80	$18.90
September 30, 2011	$20.20	$7.90
December 31, 2011	$12.00	$5.90
March 31, 2012	$9.50	$5.70
June 30, 2012	$8.20	$5.20
September 30, 2012	$5.60	$4.10
December 31, 2012	$4.60	$1.97
March 31, 2013	$5.44	$2.56

	High	Low
For the month ended
October 2012	$4.60	$3.80
November 2012	$3.80	$2.19
December 2012	$2.60	$1.97
January 2013	$4.42	$2.56
February 2013	$3.89	$2.66
March 2013	$5.44	$2.86
April 2013 (1)	$5.17	$4.91

(1)	For the period from April 1, 2013 to April 2, 2013.

Item 10.                 Additional Information

A.	Share Capital

Not applicable.

B.            Memorandum and articles of association

Our Amended and Restated Articles of Incorporation were filed as Exhibit 1 to our Report on Form 6-K filed with the SEC on April 21, 2010 and incorporated by reference into Exhibit 3.1 to our Registration Statement on Form F-3 (Registration No. 333-164370) declared effective by the SEC on February 5, 2010. We filed Articles of Amendment to our amended and restated articles of incorporation on Form 6-K filed with the SEC on November 6, 2012, which were incorporated by reference into our Registration Statement on Form F-3 (Registration No. 333-164370), pursuant to which we effectuated a 10-for-1 reverse stock split of our issued and outstanding common shares, par value $0.001 per share, effective as of the close of trading on the NYSE on November 5, 2012. Our common shares commenced trading on the NYSE on a split-adjusted basis upon the open of trading on November 6, 2012. The reverse stock split was approved by shareholders at our annual general meeting of shareholders held on October 24, 2012. The reverse stock split reduced the number of our issued and outstanding common shares from approximately 61.0 million to approximately 6.1 million and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split.

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

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 780,000,000 registered shares of stock, of which:

•	750,000,000 shares are designated as Class A common stock, par value $0.001 per share;

•	5,000,000 shares are designated as Class B Common stock, par value $0.001 per share;

•
25,000,000 shares are designated as preferred stock, par value $0.001 per share, of which 1,000,000 shares are designated Series A Participating Preferred Stock in connection with the adoption of our Stockholders Rights Agreement described under "—Stockholders Rights Agreement."

As of the date of this annual report, we had issued and outstanding 11,321,442 common shares.

Stockholder Rights Plan

We adopted a stockholder rights plan on January 4, 2008, and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.001 per share to shareholders of record at the close of business on February 1, 2008. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $75, subject to adjustment, or additional common shares. The rights will expire on the earliest of (i) February 1, 2018 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of us. We believe that the shareholder rights plan should enhance the Board of Directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and adopted the plan as a matter of prudent corporate governance. On December 16, 2009, we amended the plan to exclude Innovation Holdings, Michael Bodouroglou, and their affiliated entities, from the definition of "acquiring person."

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

The Treasury Regulations under Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. During 2012, our common shares were "primarily traded" on the NYSE.

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

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing requirement: (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which we refer to as the "trading frequency test" and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test." We believe our common shares will satisfy the trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

For the 2012 taxable year, we were not subject to the 5% Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test. Therefore, we believe that we were exempt from U.S. federal income tax on our U.S.-source shipping income for the 2012 taxable year. However, there is no assurance that we will continue to qualify for the benefits of Section 883 for any future taxable year. For example, our shareholders could change in the future, and thus we could become subject to the 5% Override Rule.

Taxation in Absence of Exemption under Section 883

To the extent the tax exemption of Section 883 is unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated U.S.-source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. In the year ended December 31, 2012, approximately 12.2% of our shipping income was attributable to the transportation of cargoes either to or from a U.S. port and approximately 6.1% of our shipping income was U.S.-source shipping income. In the absence of exemption from tax under Section 883, we would have been subject to a 4% tax on our gross U.S.-source shipping income equal to approximately $0.1 million for the year ended December 31, 2012.

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

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential tax rates provided that: (1) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (2) the common shares are readily tradable on an established securities market in the United States (such as the NYSE, on which our common shares are listed), and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder.

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

Item 11.         Quantitative and Qualitative Disclosures about Market Risk

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable, amounts due from related parties and cash and cash equivalents. We limit our credit risk with accounts receivable by performing ongoing credit evaluations of our customers' financial condition and generally do not require collateral for our trade accounts receivable. In addition, we also limit our exposure by diversifying among customers. The amounts due from related parties mainly relate to advance payments to Allseas to cover working capital equal to one month's worth of estimated operating expenses. We place our cash and cash equivalents with high credit quality financial institutions. We are exposed to credit risk in the event of non-performance by counterparties to derivative instruments. However, we limit our exposure by diversifying among counterparties considering their credit ratings.

Interest Rates

The international drybulk and containership industries are capital intensive industries, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with London Inter-Bank Offered Rate, or LIBOR. Increasing interest rates could adversely impact future earnings. In order to mitigate this specific market risk we entered into interest rate swap agreements. The purpose of the agreements was to manage interest cost and the risk associated with changing interest rates by limiting our exposure to interest rate fluctuations within the ranges stated below. During 2011 and 2012, LIBOR was below the floor rates and thus we paid the floor rates. As an indication of the extent of our sensitivity to interest rates changes based upon our debt level and interest rate swap agreements, a 100 basis points increase in interest rates would have resulted in a net increase in interest expense (including interest rate swap agreements) of approximately $1.5 million and $0.9 million for the years ended December 31, 2011 and 2012, respectively.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred approximately 31% and 29% of our expenses in currencies other than U.S. dollars (mainly in Euros) for the years ended December 31, 2011 and 2012, respectively. This increase mainly relates to the increase in the amounts that were payable in Euros under our Agreements with Allseas as discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions". For accounting purposes, expenses incurred in currencies other than into U.S. dollars, are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not normally hedge currency exchange risks relating to operations and our operating results could be adversely affected as a result. However, due to our relatively low percentage exposure to currencies other than our base currency, which is the U.S. dollar, we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic. The impact of a 10% increase in exchange rates, on the level of expenses incurred for the years ended December 31, 2011 and 2012 in currencies other than U.S. dollars, would be approximately $1.2 million and $0.9 million, respectively.

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

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan and Credit Facilities."

Item 14.                 Material Modifications to the Rights of Security Holders and Use of Proceeds

Stockholder Rights Plan

We have adopted a stockholder rights plan, pursuant to which each of our common shares includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one one-thousandth of a share of our Series A Preferred Stock or additional common shares if any third party seeks to acquire control of a substantial amount of our common shares without the approval of our board of directors, subject to certain limitations and exceptions. See "Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan."

Item 15.                 Controls and Procedures

a) Disclosure Controls and Procedures

Management, including our Chief Executive Officer and our Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2012.

b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2012 is effective.

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

Ernst & Young (Hellas), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2012, which is included in "Item 18. Financial Statements" of this annual report.

c) Attestation Report of the Registered Public Accounting Firm

Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report. In order to ensure transparency to our shareholders, we decided not to make use of such relaxation.

The report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. is included in "Item 18. Financial Statements" of this annual report.

d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16.                 Reserved

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

Item 16B.              Code of Ethics

We have adopted a Corporate Code of Business Ethics and Conduct, or Code of Ethics, that applies to our officers, directors, agents and employees. Our Code of Ethics is posted on our website: http://www.paragonship.com, under "Profile" and "Code of Ethics." Copies of our Code of Ethics are available in print, without charge, upon request to Paragon Shipping Inc., 15 Karamanli Ave., GR 166 73, Voula, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Ethics by posting such information on our website within 5 business days following the date of the amendment or waiver.

Item 16C.     Principal Accountant Fees and Services

The table below sets forth the total fees for the services performed by our principal accountants Ernst & Young Hellas S.A. in 2012 and Deloitte Hadjipavlou, Sofianos & Cambanis S.A. in 2011, which we refer to as the Independent Registered Public Accounting Firms. The table below also identifies these amounts by category of services:

	2011	2012
	Stated in USD

Audit fees	$739,006	$423,799
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$739,006	$423,799

Audit fees represent compensation for professional services rendered for the (i) audit of the consolidated financial statements and internal control over financial reporting of the Company; (ii) for the review of the quarterly financial information; and (iii) services in connection with the registration statements and related consents and comfort letters and any other audit services required for SEC or other regulatory filings by Paragon or its subsidiaries. The audit fees for 2011 include the fees relating to the filing of the Form F-1 registration statement of Box Ships (Registration No. 333-173280) with the SEC, as Box Ships was still a subsidiary of the Company at the time of the filing.

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by our independent auditors in order to assure that they do not impair the auditor's independence from the Company. Engagements for proposed services to be performed by the independent auditors either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2012.

Item 16D.              Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.               Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Purchases of Equity Securities by Innovation Holdings for the year ended December 31, 2012:

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Amount in US $ that May Yet Be Expected on Share Repurchases Under Programs
December 2012 (1)	4,901,961	$2.04	0	N/A

_____________
(1) The Company sold an aggregate of 4,901,961 shares to an entity affiliated with Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer. The offer and sale of the securities was conducted as a private placement pursuant to Section 4(2) of the Securities Act, and the purchaser was granted customary registration rights pursuant to a registration rights agreement that has been filed as an exhibit to this annual report. The transaction was approved by the independent members of the Company's Board of Directors.

Item 16F.               Change in Registrant's Certifying Accountant

On May 7, 2012, the Company's Audit Committee of the Board of Directors (the "Audit Committee") approved the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young") as the Company's independent auditors for the fiscal year ending December 31, 2012, following the expiration of the engagement with the Company's previous independent registered public accounting firm, Deloitte Hadjipavlou, Sofianos & Cambanis ("Deloitte").

Deloitte's reports on the Company's financial statements for each of the fiscal years ended December 31, 2010 and 2011 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company's financial statements for each of the fiscal years ended December 31, 2010 and 2011, and through May 7, 2012, there have been no disagreements with Deloitte on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of such disagreements in their reports. For the fiscal years ended December 31, 2010 and 2011 and through May 7, 2012, there were no reportable events, as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

In connection with the audits of the Company's financial statements for each of the fiscal years ended December 31, 2010 and 2011, and through May 7, 2012, neither the Company nor anyone on its behalf has consulted with Ernst & Young on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided Deloitte with a copy of these disclosures prior to the filing hereof and has requested that Deloitte furnish to the Company a letter addressed to the Securities and Exchange Commission stating whether Deloitte agrees with the statements made by the Company in this item. Deloitte has furnished such letter, which letter is filed as Exhibit 15.1 hereto as required by Item 16F(a)(3) of Form 20-F.

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

Item 16H.              Mine Safety Disclosure

Not applicable.

 PART III

Item 17.                 Financial Statements

See "Item 18. Financial Statements."

Item 18.                 Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.                 Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Paragon Shipping Inc., incorporated by reference to Exhibit 1 to the Company's Report on Form 6-K, filed with the SEC on April 21, 2010.
1.2
Article of Amendment to the Amended and Restated Articles of Incorporation of Paragon Shipping Inc., incorporated by reference to Exhibit 1.1 to the Company's Report on Form 6-K, filed with the SEC on November 6, 2012.

1.3	Amended and Restated By-laws of the Company, incorporated by reference to Exhibit 99.1 to the Company's Report on Form 6-K, filed with the SEC on August 15, 2007.
2.1	Form of Share Certificate, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form F-1 (File No. 333-143481), filed with the SEC on June 4, 2007.
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

4.4	Amended and Restated Equity Incentive Plan, incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.
4.5	Stockholders Rights Agreement, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement (File No. 001-33655), filed with the SEC on January 4, 2008.
4.6	First Amendment to Stockholders Rights Agreement, incorporated by reference to Exhibit 4.2 to the Company's Registration Statement (File No. 001-33655), filed with the SEC on March 18, 2010.
4.7	Form of Management Agreement, incorporated by reference to Exhibit 10.2 to the Company's Registration Statement (File No. 333-143481), filed with the SEC on June 4, 2007.
4.8	Form of Amended Management Agreement, incorporated by reference to Exhibit 4.9 to the Company's Annual Report on Form 20-F, filed with the SEC on March 4, 2011.
4.9
Form of Addendum No. 1 to Management Agreement, incorporated by reference to Exhibit 4.58 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.10
Form of Management Agreement for newbuilding vessels under construction, incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

4.11
Supplemental Letter, dated May 24, 2011, to a Commerzbank AG Senior Secured Revolving Credit Facility, dated November 29, 2007, as amended and supplemented, incorporated by reference to Exhibit 4.13 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.12
Supplemental Letter, dated August 1, 2011, to a Commerzbank AG Senior Secured Revolving Credit Facility, dated November 29, 2007, as amended and supplemented, incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.13
Loan Agreement, dated August 12, 2011, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and Commerzbank AG, as Agent, Arranger and Security Trustee, and Commerzbank AG, as Swap Bank, relating to a secured term loan facility of up to $57,000,000, incorporated by reference to Exhibit 4.15 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.14
Amending and Restating Agreement, dated February 8, 2013, by and among Paragon Shipping Inc., as Borrower, and Reading Navigation Co., Donna Marine Co. and Protea International Inc., as Owners, and the banks and financial institutions listed therein, as Lenders, and Commerzbank AG, as Agent, Arranger and Security Trustee,. And Commerzbank AG, as Swap Bank, relating to an amended and restated secured term loan facility of (originally) up to $57,000,000.

4.15
Form of Loan Agreement, dated November 19, 2007, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and UniCredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG), as Agent, Arranger and Security Trustee, and UniCredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG), relating to a secured credit facility of up to $90,000,000, incorporated by reference to Exhibit 4.17 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

4.16
Form of Third Supplemental Agreement, dated December 29, 2010, relating to a Loan Agreement, dated November 19, 2007, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and UniCredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG), as Agent, Arranger and Security Trustee, and UniCredit Bank AG (formerly known as Bayerische Hypo-und Vereinsbank AG), relating to a secured credit facility of up to $90,000,000, as amended, incorporated by reference to Exhibit 4.18 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

4.17
Fourth Supplemental Agreement, dated October 27, 2011, relating to a secured credit facility of up to $90,000,000, to Paragon Shipping Inc., as Borrower, provided by the banks and financial institutions listed therein, as Lenders, UniCredit Bank AG, as Arranger, Agent and Security Trustee, and UniCredit Bank AG, as Swap Bank, incorporated by reference to Exhibit 4.21 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.18
Fifth Supplemental Agreement, dated November 30, 2012, relating to a secured credit facility of up to $90,000,000 to Paragon Shipping Inc., as Borrower, provided by the banks and financial institutions listed therein, as Lenders, Unicredit Bank AG, as Arranger, Agent and Security Trustee, and Unicredit Bank AG, as Swap Bank, , incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form F-1 (File No. 333-185467), filed with the SEC on December 13, 2012.

4.19
Supplemental Letter, dated December 15, 2011, to a loan agreement, dated December 4, 2007 (as supplemented and amended and amended and restated) made between Paragon Shipping Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, Bank of Scotland plc, as Agent, Mandated Lead Arranger, Underwriter and Security Trustee, and Bank of Scotland plc, as Swap Bank, relating to a secured revolving credit facility of up to $89,000,000, incorporated by reference to Exhibit 4.28 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.20
Supplemental Letter, dated April 26, 2012, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and Bank of Scotland plc, as Agent, Mandated Lead Arranger, Underwriter and Security Trustee, and Bank of Scotland plc, as Swap Bank, relating to a secured revolving credit facility of (originally) up to $89,000,000.

4.21
Second Amending and Restating Agreement, dated November 30, 2012, by and among Paragon Shipping Inc., as Borrower, and Imperator I Maritime Company and Canyon I Navigation Corp., as Owners, and the banks and financial institutions listed therein, as Lenders, and Bank of Scotland plc, as Agent, Mandated Lead Arranger, Underwriter and Security Trustee, and Bank of Scotland plc, as Swap Bank, relating to an amended and restated revolving credit facility of (originally) up to $89,000,000, incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form F-1 (File No. 333-185467), filed with the SEC on December 13, 2012.

4.22
Form of Loan Agreement, dated March 30, 2009, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Swap Banks, and The Governor and Company of the Bank of Ireland, as Arranger, Agent and Security Trustee, relating to a term loan facility of up to $30,000,000, incorporated by reference to Exhibit 99.6 to the Company's Report on Form 6-K, filed with the SEC on April 7, 2009.

4.23
Form of Supplemental Agreement, dated March 23, 2010, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Swap Banks, and The Governor and Company of the Bank of Ireland, as Arranger, Agent and Security Trustee, relating to a loan agreement, dated March 30, 2009, for a term loan facility of up to $30,000,000, incorporated by reference to Exhibit 4.29 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

4.24
Supplemental Letter, dated December 23, 2011, relating to the Loan Agreement, dated March 30, 2009, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Swap Banks, and The Governor and Company of the Bank of Ireland, as Arranger, Agent and Security Trustee, as supplemented by the Supplemental Agreement, dated March 23, 2010, relating to a term loan facility of up to $30,000,000, incorporated by reference to Exhibit 4.31 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.25
Second Supplemental Agreement, dated November 28, 2012, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Swap Banks, and The Governor and Company of the Bank of Ireland, as Arranger, Agent and Security Trustee, relating to the Loan Agreement, dated March 30, 2009 (as amended), for a term loan facility of up to $30,000,000, incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form F-1 (File No. 333-185467), filed with the SEC on December 13, 2012.

4.26
Form of Loan Agreement, dated July 31, 2008, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a loan facility of up to $51,500,000, incorporated by reference to Exhibit 99.2 to the Company's Report on Form 6-K, filed with the SEC on April 7, 2009.

4.27
Form of Supplemental Agreement, dated April 3, 2009, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a secured loan facility of (originally) up to $51,500,000, incorporated by reference to Exhibit 99.7 to the Company's Report on Form 6-K, filed with the SEC on April 7, 2009.

4.28
Form of Waiver Letter, dated March 1, 2010, relating to the Loan Agreement, dated July 31, 2008, as amended and supplemented by a First Supplemental Agreement, dated April 3, 2009, incorporated by reference to Exhibit 4.32 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

4.29
Form of Second Supplemental Agreement, dated April 16, 2010, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a secured loan facility of (originally) up to $51,500,000, incorporated by reference to Exhibit 4.33 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

4.30
Waiver Letter, dated August 5, 2011, relating to the Loan Agreement, dated July 31, 2008, as amended and supplemented, incorporated by reference to Exhibit 4.36 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.31
Third Supplemental Agreement, dated September 1, 2011, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a secured loan facility of (originally) up to $51,500,000, incorporated by reference to Exhibit 4.37 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.32
Supplemental Letter, dated July 17, 2012, to the Loan Agreement, dated July 31, 2008 (as amended and supplemented by three supplemental agreements dated, respectively, April 3, 2009, April 16, 2010 and September 1, 2011), by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a secured loan facility of (originally) up to $51,500,000.

4.33
Supplemental Letter, dated January 22, 2013, to the Loan Agreement, dated July 31, 2008 (as amended and supplemented by three supplemental agreements dated, respectively, April 3, 2009, April 16, 2010 and September 1, 2011, and a supplemental letter, dated July 17, 2012), by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a secured loan facility of (originally) up to $51,500,000.

4.34
Form of Loan Agreement, dated July 2, 2010, by and between Eris Shipping S.A., as Borrower, and HSBC Bank plc, as Lender, relating to a $22,000,000 secured loan incorporated by reference to Exhibit 4.34 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

4.35
First Supplemental Agreement, dated November 30, 2012, by and among Eris Shipping S.A., as Borrower, and Paragon Shipping Inc., as Guarantor, and HSBC Bank plc, as Lender, relating to a $22,000,000 secured loan facility agreement, dated July 2, 2010, incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1 (File No. 333-185467), filed with the SEC on December 13, 2012.

4.36
Loan Agreement, dated April 21, 2011, by and between Paragon Shipping Inc., as Borrower, and Credit Suisse AG, as Lender, relating to a secured term loan facility of $26,000,000, incorporated by reference to Exhibit 4.40 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.37
Loan Agreement, dated May 5, 2011, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Lead Arrangers and Swap Banks, and Nordea Bank Finland plc, London Branch, as Agent, Bookrunner and Security Trustee, relating to a $89,515,000 facility, incorporated by reference to Exhibit 4.41 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.38
Notice of Partial Cancellation of Total Commitments, dated August 5, 2011, relating to a $89,515,000 term loan facility, dated May 5, 2011, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Lead Arrangers and Swap Banks, and Nordea Bank Finland plc, London Branch, as Agent, Bookrunner and Security Trustee, incorporated by reference to Exhibit 4.42 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.39
Waiver and Amendment Letter, dated January 13, 2012, relating to a $89,515,000 term loan facility, dated May 5, 2011, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Lead Arrangers and Swap Banks, and Nordea Bank Finland plc, London Branch, as Agent, Bookrunner and Security Trustee, incorporated by reference to Exhibit 4.43 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.40
Supplemental Agreement, dated January 29, 2013, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Lead Arrangers and Swap Banks, and Nordea Bank Finland plc, London Branch, as Agent, Bookrunner and Security Trustee, and Ovation Services Inc., Coral Ventures Inc., Winselet Shipping & Trading Co. Ltd, Aminta International S.A. and Adonia Enterprises S.A., as Guarantors, relating to a facility of (originally) up to $89,515,100.

4.41
Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009, incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on March 31, 2010.

4.42
Supplemental Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc. relating to Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009.

4.43
Purchase Agreement between Eridanus Trader Co. and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the Box Trader, incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.44
Purchase Agreement between Ardelia Navigation Limited and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the Box Voyager, incorporated by reference to Exhibit 4.14 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.45
Purchase Agreement between Delfis Shipping Company S.A. and a company to be nominated by Box Ships Inc., dated April 19, 2011, for the purchase of the CMA CGM Kingfish, incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.46
Loan Agreement between Box Ships Inc., as Borrower, and Paragon Shipping Inc., as Lender, relating to an unsecured loan of up to $30.0 million, incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.47	First Supplemental Agreement, dated March 11, 2013, relating to a unsecured term loan facility of up to $30,000,000 to Box Ships Inc., as Borrower, provided by Paragon Shipping Inc., as Lender
4.48
Purchase Option Agreement between Box Ships Inc. and Paragon Shipping Inc., incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.49
Non-Competition Agreement between Box Ships Inc., Paragon Shipping and Michael Bodouroglou, incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.50
Registration Rights Agreement between Paragon Shipping, Neige International Inc., as nominee for Proplous Navigation S.A. and Box Ships Inc., incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.

4.51
Form of Manning Agreement between vessel owning subsidiaries of Paragon Shipping Inc. and Crewcare Inc., incorporated by reference to Exhibit 4.53 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.52
Administrative Services Agreement, dated November 12, 2008, between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.54 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.53
Accounting Agreement Renewal, dated January 23, 2010, between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.55 to the Company's Annual Report on Form 20-F, filed with the SEC on April 27, 2012.

4.54
Addendum No. 1, dated June 1, 2010, to the Accounting Agreement Renewal, dated January 23, 2010, between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.56 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.55
Accounting Agreement Renewal 2012, dated February 16, 2012 between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.57 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.

4.56	Share Purchase Agreement, dated as of December 24, 2012, by and between the Company and Innovation Holdings S.A.
4.57	Registration Rights Agreement, dated as of December 24, 2012, by and between the Company and Innovation Holdings S.A.
4.58	Executive Services Agreement, dated January 27, 2011, by and between Paragon Shipping Inc. and Allseas Marine S.A.
4.59	Addendum No. 1 to Executive Services Agreement, dated January 27, 2011, by and between Paragon Shipping Inc. and Allseas Marine S.A.
4.60	Addendum No. 2 to Executive Services Agreement, dated January 27, 2011, by and between Paragon Shipping Inc. and Allseas Marine S.A.
8.1	Subsidiaries of Paragon Shipping Inc.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter of Deloitte, regarding change in the Company's certifying accountant.

101
The following financial information from Paragon Shipping Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2011 and 2012;
(2) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2010, 2011, and 2012;
(3) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2010, 2011, and 2012;
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011, and 2012; and
(5) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARAGON SHIPPING INC.

By:	/s/ Robert Perri
Name: Robert Perri
Title: Chief Financial Officer

Dated: April 3, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Paragon Shipping Inc.

We have audited the accompanying consolidated balance sheet of Paragon Shipping Inc. (the "Company") as of December 31, 2012, and the related consolidated statements of comprehensive income / (loss), shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paragon Shipping Inc. at December 31, 2012, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Paragon Shipping Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 03, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A
Athens, Greece
April 03, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Paragon Shipping Inc.

We have audited Paragon Shipping Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Paragon Shipping Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting for the year ended December 31, 2012. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Paragon Shipping Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Paragon Shipping Inc. as of December 31, 2012, and the related consolidated statements of comprehensive income / (loss), shareholders' equity, and cash flows for the year then ended and our report dated April 03, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A
Athens, Greece
April 03, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Paragon Shipping Inc.
Majuro, Republic of The Marshall Islands

We have audited the accompanying consolidated balance sheet of Paragon Shipping Inc. and subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statements of comprehensive income / (loss), shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Paragon Shipping Inc. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
April 27, 2013 (April 3, 2013 as to the effects of the reverse stock split described in Notes 1 and 12 to the consolidated financial statements.)

Paragon Shipping Inc.
Consolidated Balance Sheets
As of December 31, 2011 and 2012
(Expressed in United States Dollars - except for share data)
	Notes	2011	2012
Assets
Current assets
Cash and cash equivalents		14,563,517	17,676,885
Restricted cash		18,865,000	2,425,000
Trade receivables, net		851,157	2,060,453
Other receivables		827,330	729,766
Prepaid expenses		603,106	445,604
Due from related parties	Note 3	923,695	2,508,195
Inventories		823,759	920,013
Loan to affiliate	Notes 3, 20	-	4,000,000
Marketable securities	Note 11	-	567,288
Total current assets		37,457,564	31,333,204
Fixed assets
Vessels, net	Note 5	268,608,363	298,376,440
Advances for vessel acquisitions and vessels under construction	Note 4	63,450,706	49,592,684
Other fixed assets, net	Note 2	510,042	497,619
Total fixed assets, net		332,569,111	348,466,743
Investment in affiliate	Note 8	38,805,802	19,987,743
Loan to affiliate	Notes 3, 20	15,000,000	10,000,000
Other assets	Note 6	2,106,460	2,602,212
Restricted cash		6,135,000	7,585,000
Total Assets		432,073,937	419,974,902
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable		2,359,131	2,597,253
Accrued expenses	Note 7	2,227,143	2,109,952
Due to related parties	Note 3	-	84,705
Interest rate swaps	Notes 10, 11	2,630,574	1,185,719
Deferred income		1,080,997	1,567,007
Current portion of long-term debt	Note 9	32,189,000	14,427,250
Total current liabilities		40,486,845	21,971,886
Long-term liabilities
Long-term debt	Note 9	169,096,000	181,114,926
Interest rate swaps	Notes 10, 11	1,266,945	1,367,577
Total long-term liabilities		170,362,945	182,482,503
Total Liabilities		210,849,790	204,454,389
Commitments and Contingencies	Note 19
Shareholders' Equity
Preferred shares, $0.001 par value; 25,000,000 authorized; none issued and outstanding	Note 12	-	-
Class A common shares, $0.001 par value; 750,000,000 authorized; 6,089,826 and 11,001,403 issued and outstanding at December 31, 2011 and 2012, respectively	Note 12	6,090	11,001
Class B common shares, $0.001 par value; 5,000,000 authorized; none issued and outstanding	Note 12	-	-
Additional paid-in capital	Note 12	447,618,572	460,094,256
Accumulated other comprehensive loss	Note 11	-	(627,104)
Accumulated deficit		(226,400,515)	(243,957,640)
Total Shareholders' Equity		221,224,147	215,520,513
Total Liabilities and Shareholders' Equity		432,073,937	419,974,902

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2010, 2011 and 2012
(Expressed in United States Dollars - except for share data)
	Notes	2010	2011	2012
Revenue
Time charter revenue		118,382,601	92,093,426	53,218,975
Commissions (including related party of $1,427,823, $1,119,611 and $646,987 in 2010, 2011 and 2012, respectively)	Note 3	(6,682,492)	(5,185,459)	(2,918,296)
Net Revenue		111,700,109	86,907,967	50,300,679
Expenses / (Income)
Voyage expenses	Note 2	412,849	979,987	1,855,964
Vessels operating expenses (including related party of $616,388, $581,021 and $660,474 in 2010, 2011 and 2012, respectively)	Notes 2, 3, 14	19,974,806	18,018,016	18,808,084
Dry-docking expenses (including related party of $120,506, $122,481 and $0 in 2010, 2011 and 2012, respectively)	Note 3	2,632,479	2,924,046	-
Management fees - related party	Notes 3, 12	4,292,291	4,780,500	4,094,744
Depreciation	Note 5	33,719,712	32,544,199	16,386,426
General and administrative expenses (including related party of $2,337,289, $5,265,799 and $3,304,116 in 2010, 2011 and 2012, respectively)	Notes 3, 13, 15	17,723,987	12,315,054	7,901,762
Impairment loss	Notes 5, 11	-	277,327,148	-
Bad debt provisions		-	-	124,717
(Gain) / Loss on sale of assets / vessel acquisition option	Note 5	(1,064,023)	15,192,704	-
Gain from vessel early redelivery		(113,338)	(1,947,947)	-
Gain from marketable securities, net	Note 11	-	-	(414,235)
Other income	Note 16	-	-	(750,715)
Operating Income / (Loss)		34,121,346	(275,225,740)	2,293,932
Other Income / (Expenses)
Interest and finance costs		(10,234,928)	(9,349,714)	(6,744,917)
Loss on derivatives, net	Notes 10, 11	(2,611,920)	(2,340,418)	(714,074)
Interest income (including related party of $0, $508,019 and $675,856 in 2010, 2011 and 2012, respectively)	Note 3	321,120	620,861	728,503
Equity in net income of affiliate	Note 8	-	2,749,866	1,986,590
Gain from debt extinguishment	Note 9	-	-	1,893,254
Loss on investment in affiliate	Notes 8, 11	-	-	(16,985,066)
Foreign currency gain / (loss)		1,299,662	46,386	(15,347)
Total Other Expenses, net		(11,226,066)	(8,273,019)	(19,851,057)
Net Income / (Loss)		22,895,280	(283,498,759)	(17,557,125)

Other Comprehensive Income / (Loss)
Unrealized loss on cash flow hedges	Note 11	-	-	(847,943)
Transfer of realized loss on cash flow hedges to earnings	Note 11	-	-	174,869
Equity in other comprehensive loss of affiliate	Note 8	-	-	(107,083)
Unrealized loss on change in fair value of marketable securities	Note 11	-	-	(827,377)
Transfer of impairment of marketable securities to earnings	Note 11	-	-	980,430
Total Other Comprehensive Loss		-	-	(627,104)

Comprehensive Income / (Loss)		22,895,280	(283,498,759)	(18,184,229)

Earnings / (Loss) per Class A common share, basic and diluted	Note 18	$4.43	$(47.61)	$(2.84)
Weighted average number of Class A common shares, basic and diluted	Note 18	4,981,272	5,793,792	6,035,910

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2010, 2011 and 2012
(Expressed in United States Dollars - except for share data)

	Class A Shares
					Retained
			Additional	Accumulated	Earnings /
	Number of	Par	Paid-in	Comprehensive	(Accumulated
	Shares	Value	Capital	Loss	Deficit)	Total
Balance January 1, 2010	5,118,899	5,119	408,665,080	-	47,595,619	456,265,818
Issuance of Class A common shares, net of issuance costs	310,570	311	11,037,051	-	-	11,037,362
Issuance of non-vested Class A common share awards	158,400	158	(158)	-	-	-
Cancellation of non-vested Class A common share awards	(843)	(1)	1	-	-	-
Share based compensation	-	-	10,687,663	-	-	10,687,663
Dividends paid ($2.00 per share)	-	-	-	-	(10,414,456)	(10,414,456)
Net Income	-	-	-	-	22,895,280	22,895,280
Balance December 31, 2010	5,587,026	5,587	430,389,637	-	60,076,443	490,471,667
Issuance of Class A common shares, net of issuance costs	395,260	395	12,140,001	-	-	12,140,396
Issuance of non-vested Class A common share awards	108,000	108	(108)	-	-	-
Cancellation of non-vested Class A common share awards	(460)	-	-	-	-	-
Share based compensation	-	-	5,089,042	-	-	5,089,042
Dividends paid ($0.50 per share)	-	-	-	-	(2,978,199)	(2,978,199)
Net Loss	-	-	-	-	(283,498,759)	(283,498,759)
Balance December 31, 2011	6,089,826	6,090	447,618,572	-	(226,400,515)	221,224,147
Issuance of Class A common shares, net of issuance costs	4,911,761	4,912	9,938,981	-	-	9,943,893
Cancellation of non-vested Class A common share awards	(184)	(1)	1	-	-	-
Share based compensation	-	-	2,536,702	-	-	2,536,702
Net Loss	-	-	-	-	(17,557,125)	(17,557,125)
Other comprehensive loss	-	-	-	(627,104)	-	(627,104)
Balance December 31, 2012	11,001,403	11,001	460,094,256	(627,104)	(243,957,640)	215,520,513

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2011 and 2012
(Expressed in United States Dollars - except for share data)
	2010	2011	2012
Cash flows from operating activities
Net Income / (Loss)	22,895,280	(283,498,759)	(17,557,125)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities
Depreciation	33,719,712	32,544,199	16,386,426
Impairment loss	-	277,327,148	-
Loss on investment in affiliate	-	-	16,985,066
(Gain) / Loss on sale of assets / vessel acquisition option	(1,064,023)	15,192,704	-
Amortization of below and above market acquired time charters	(5,272,801)	-	-
Amortization and write off of financing costs	907,310	1,502,521	447,573
Bad debt provisions	-	-	124,717
Share based compensation	10,687,663	5,089,042	2,536,702
Gain from marketable securities, net	-	-	(414,235)
Gain from debt extinguishment	-	-	(1,893,254)
Unrealized gain on interest rate swaps	(2,872,337)	(1,517,932)	(2,017,297)
Equity in net income of affiliate net of dividends received	-	(1,202,991)	1,202,991
Changes in assets and liabilities:
Trade receivables, net	1,099,735	236,147	(1,334,013)
Other receivables	769,758	503,068	97,564
Prepaid expenses	(63,671)	(74,631)	157,502
Inventories	(144,996)	242,562	(9,444)
Due from related parties	(347,313)	1,080,639	(1,587,798)
Other long-term receivables	968,560	-	-
Trade accounts payable	(12,010)	349,780	148,323
Accrued expenses	122,423	(3,332)	(467,604)
Due to related parties	-	-	84,705
Deferred income	(779,489)	(2,302,736)	486,010
Net cash from operating activities	60,613,801	45,467,429	13,376,809
Cash flow from investing activities
Net proceeds from sale of assets / vessel acquisition option	41,556,934	117,032,943	-
Acquisition of vessels and capital expenditures	(146,551,672)	(53,074,242)	(32,042,752)
Payments for vessels under construction	(58,460,129)	(4,987,324)	-
Loan to affiliate	-	(30,000,000)	-
Repayment from affiliate	-	15,000,000	1,000,000
Return of investment in affiliate	-	-	522,918
Other fixed assets	(206,246)	(297,584)	(172,410)
Release of restricted cash	23,010,000	-	14,990,000
Increase of restricted cash	(1,500,000)	-	-
Net cash (used in) / from investing activities	(142,151,113)	43,673,793	(15,702,244)
Cash flows from financing activities
Proceeds from long-term debt	70,000,000	26,000,000	28,908,750
Repayment of long-term debt	(86,500,000)	(142,550,000)	(32,758,319)
Payment of financing costs	(1,648,201)	(2,111,492)	(673,709)
Proceeds from the issuance of Class A common shares	11,220,566	12,555,470	10,000,000
Class A common shares offering costs	(292,840)	(281,419)	(37,919)
Dividends paid	(10,414,456)	(2,978,199)	-
Net cash (used in) / from financing activities	(17,634,931)	(109,365,640)	5,438,803
Net (decrease) / increase in cash and cash equivalents	(99,172,243)	(20,224,418)	3,113,368
Cash and cash equivalents at the beginning of the period	133,960,178	34,787,935	14,563,517
Cash and cash equivalents at the end of the period	34,787,935	14,563,517	17,676,885
Supplemental disclosure of cash flow information
Cash paid during the period for interest (excluding capitalized interest)	8,745,571	6,955,861	5,122,625
Non-cash investing activities - fair value consideration of shares received for vessel sales	-	37,602,811	-
Non-cash financing activities - unpaid financing costs	167,737	-	269,616

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.           Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. ("Paragon") is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 and is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carriers. In December 2006, Paragon established a branch in Greece under the provision of Law 89 of 1967, as amended.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of Paragon Shipping Inc. and its wholly-owned subsidiaries (collectively the "Company") as discussed below as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012.

Drybulk Vessel Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel's Name	Delivery Date	Built	DWT
Trade Force Shipping S.A.	November 15, 2006	Marshall Islands	Deep Seas	December 2006	1999	72,891
Frontline Marine Co.	November 15, 2006	Marshall Islands	Calm Seas	December 2006	1999	74,047
Fairplay Maritime Ltd.	November 15, 2006	Marshall Islands	Kind Seas	December 2006	1999	72,493
Donna Marine Co.	July 4, 2007	Marshall Islands	Pearl Seas	August 2007	2006	74,483
Protea International Inc.	July 17, 2007	Liberia	Sapphire Seas	August 2007	2005	53,702
Reading Navigation Co.	July 17, 2007	Liberia	Diamond Seas	September 2007	2001	74,274
Imperator I Maritime Company	September 27, 2007	Marshall Islands	Coral Seas	November 2007	2006	74,477
Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	December 2007	2006	74,475
Paloma Marine S.A.	June 19, 2008	Liberia	Friendly Seas	August 2008	2008	58,779
Eris Shipping S.A.	April 8, 2010	Liberia	Dream Seas	July 2010	2009	75,151
Coral Ventures Inc.	August 5, 2009	Liberia	Prosperous Seas	May 2012	2012	37,293
Winselet Shipping & Trading Co.	April 6, 2010	Liberia	Precious Seas	June 2012	2012	37,205
Aminta International S.A.	May 5, 2010	Liberia	Priceless Seas (1)	January 2013	2013	37,202

(1) Refer to Notes 4, 5 and 9

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.           Basis of Presentation and General Information - Continued

Vessel Under Construction Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Hull Number	Type	Expected Delivery	DWT / TEU
Irises Shipping Ltd.	October 6, 2009	Marshall Islands	656	Containership	2014	4,800 TEU
Nereus Navigation Ltd.	May 4, 2010	Marshall Islands	657	Containership	2014	4,800 TEU
Adonia Enterprises S.A.	May 5, 2010	Liberia	625	Drybulk Carrier	2013	37,200 Dwt

Non-Vessel Owning Subsidiaries:

Non-Vessel Owning Company	Date of Incorporation	Country of Incorporation
Camelia Navigation S.A.	November 15, 2006	Marshall Islands
Explorer Shipholding Limited	November 15, 2006	Marshall Islands
Epic Investments Inc.	December 21, 2006	Marshall Islands
Opera Navigation Co.	December 21, 2006	Marshall Islands
Ovation Services Inc.	September 16, 2009	Marshall Islands
Letitia Shipping Limited	May 4, 2010	Marshall Islands
Ardelia Navigation Ltd.	June 15, 2010	Liberia
Eridanus Trading Co.	July 1, 2010	Liberia
Delphis Shipping S.A.	February 7, 2011	Liberia
Box Ships Inc. (1)	May 19, 2010	Marshall Islands

(1) Refer to Notes 3 and 5

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

Upon the closing of the IPO, the Company entered into the transactions discussed in Notes 3 and 5 with Box Ships. As of December 31, 2012, the Company and Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, beneficially owned approximately 16.4% and 11.4%, respectively, of Box Ships outstanding common stock.

Effective November 5, 2012, the Company effectuated a 10-for-1 reverse stock split on its issued and outstanding common stock (refer to Note 12). All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to the respective stock split retroactively, for all the periods presented.

The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. ("Allseas"), a related party wholly owned by Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer (refer to Note 3).

Following the private placement and the issuance of 4,901,961 Class A Common shares to Innovation Holdings S.A. ("Innovation Holdings"), an entity beneficially owned by the Company's Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou became the controlling shareholder of the Company. Currently, Mr. Michael Bodouroglou beneficially owns 56.5% of the Company's common stock. Accordingly, Mr. Michael Bodouroglou, can control the outcome of matters on which stockholders are entitled to vote, including the election of the entire Board of Directors and other significant corporate actions (refer to Note 12).

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.           Basis of Presentation and General Information - Continued

Major Charterers: The following charterers individually accounted for more than 10% of the Company's charter revenue for the years ended December 31, 2010, 2011 and 2012:

Charterer	Percentage of time charter revenue
	2010	2011	2012
Korea Line Corporation	16.2%	-	-
Deiulemar Shipping S.P.A.	28.2%	27.7%	-
Cosco Bulk Carriers Ltd	12.6%	-	-
Deiulemar Compagnia Di Navigazione S.P.A.	10.7%	13.0%	-
Intermare Transport GmbH	10.9%	19.9%	24.1%
Morgan Stanley Capital Group Inc.	-	-	15.7%
Mansel Ltd.	-	-	16.6%
Cargill International S.A.	-	-	19.2%

2.           Significant Accounting Policies

(a)
Principles of Consolidation: The consolidated financial statements incorporate the financial statements of the Company. Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statements of comprehensive income / (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany balances and transactions have been eliminated. Paragon, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 "Consolidation" a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities ("VIE") are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's design and purpose and the reporting entity's power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity's economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2011 and 2012, no such interest existed.

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

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.           Significant Accounting Policies – Continued

(c)
Other Comprehensive Income / (Loss): The Company follows the accounting guidance relating to "Comprehensive Income," which requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has elected to present net income / (loss) and other comprehensive income / (loss) in a single continuous statement of comprehensive income / (loss) in its consolidated financial statements.

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate prevailing at the balance sheet date and any gains or losses are included in the statements of comprehensive income / (loss). As of December 31, 2011 and 2012, the Company had no foreign currency derivative instruments.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)
Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained under the Company's borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, or relates to general minimum liquidity requirements with no obligation to retain such funds in retention accounts, these deposits are classified as current assets. Otherwise they are classified as non-current assets.

(g)
Trade Receivables (net): Trade receivables (net), reflect the receivables from time charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts for the years ended December 31, 2011 and 2012 was $325,434 and $734,983, respectively.

(h)
Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets and for insured crew medical expenses under Other receivables. Insurance claims are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following submission of the insurance claim.

(i)
Inventories: Inventories consist of lubricants and stores on board the vessels. When vessels are unemployed or are operating under voyage charters, bunkers on board are recorded in inventories. Inventories are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(j)
Vessel Cost: Vessels are stated at cost, which consists of the contract price, less discounts, plus any direct expenses incurred upon acquisition, including improvements, commission paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage. Financing costs incurred during the construction period of the vessels are also capitalized and included in the vessels' cost. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are expensed as incurred.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.           Significant Accounting Policies – Continued

(k)
Impairment of Long-Lived Assets: The Company reviews its long-lived assets "held and used" for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

The undiscounted projected net operating cash flows for each vessel are determined by considering the contracted charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average of similar size vessels) over the remaining estimated life of the vessel, assumed to be 25 years for drybulk carriers and 30 years for containerships from the date of initial delivery from the shipyard, net of brokerage commissions, the salvage value of each vessel, which is estimated to be $300 per lightweight ton, expected outflows for vessels' future dry-docking expenses and estimated vessel operating expenses, assuming an average annual inflation rate where applicable. The Company uses the historical ten-year average as it is considered a reasonable estimation of expected future time charter rates over the remaining useful life of the Company's vessels since it represents a full shipping cycle that captures the highs and lows of the market.

Since 2008, when the Company had identified impairment indications for the first time, the ten-year simple average of the one-year time charter rate was used for the computation of an estimated daily time charter rate for the unfixed days for each vessel type. In the fourth quarter of 2011, the Company reassessed its initial methodology and since then, it utilizes the standard deviation in order to eliminate the outliers of the sample before computing the historic ten-year average of the one-year time charter rate. This reassessment was the result of the continued poor performance of the drybulk charter market in 2011, and in particular the prolonged weakness noticed in the last quarter of 2011, which exceeded the Company's original expectations.

As of December 31, 2011, the impairment analysis had indicated an impairment loss of $271,587,148 relating to the write down to fair value of the carrying amount of six of the Company's vessels. As of December 31, 2012, the impairment analysis indicated no impairment on any of the Company's vessels.

(l)
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

(m)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which up until September 30, 2012, was estimated to be $150 per lightweight ton. In order to align the scrap rate estimates with the current historical average scrap rate, effective from October 1, 2012, the Company adjusted the estimated scrap rate used to calculate the vessels' salvage value from $150 to $300 per lightweight ton. The impact of the increase in the estimated scrap rate is a decrease in depreciation expense going forward. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," was to decrease net loss for the year ended December 31, 2012 by $294,414 or $0.05 per Class A Common share, basic and diluted.

Management estimates the useful life of the Company's vessels to be 25 years for drybulk carriers and 30 years for containerships from the date of initial delivery from the shipyard, including secondhand vessels. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.           Significant Accounting Policies – Continued

(n)
Other Fixed Assets: Other fixed assets consist of computer systems installed on board the vessels to improve their efficiency, software and a vehicle. Other fixed assets are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful life of the assets, which is estimated to be 5 years for the computer systems software, and 3 years for the Company's car. Depreciation charged in the years ended December 31, 2010, 2011 and 2012 amounted to $26,219, $83,407 and $135,095, respectively.

(o)
Investments in Affiliate: Investments in the common stock of entities, in which the Company has significant influence over operating and financial policies, are accounted for using the equity method. Under this method, the investment in the affiliate is initially recorded at cost and is adjusted to recognize the Company's share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Dividends received from an affiliate reduce the carrying amount of the investment. When the Company's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

(p)	Dry-docking and Special Survey Costs: Dry-docking and special survey costs are expensed in the period incurred.

(q)
Above / Below Market Acquired Time Charters: When vessels are acquired with time charters attached and the charter rate on such charters is above or below the prevailing market rates at the time of acquisition, the Company allocates the purchase price of the vessel and the attached time charter on a relative fair value basis.

The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenue. As of December 31, 2011 and 2012 the Company had no unamortized Above / Below Market Acquired Time Charters.

(r)
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

(s)
Debt restructurings: The Company accounts for debt modifications or restructuring as troubled debt restructuring when a lender for economic or legal reasons related to the Company's financial situation grants a concession that it would not otherwise consider. These concessions may include a reduction in the interest rate, principal or accrued interest, extension of the maturity date or other actions intended to minimize potential losses. The Company considers a lender to have granted a concession if the Company's effective interest rate on the restructured debt is less than the effective interest rate of the old debt immediately before the restructuring. The Company considers the total future cash flows (defined as principal plus interest) of the restructured debt in comparison with the carrying value of the original debt. If a debt modification or restructuring is determined to be a troubled debt restructuring, the Company reduces the carrying amount of the debt when the debt balance is greater than the total future cash flows under the new terms, in which case a gain is recognized. When the total future cash flows of the restructured debt are greater than the carrying value at the date of amendment, the carrying value of the original debt is not adjusted. In a troubled debt restructuring in which the Company agrees to transfer assets to fully settle the debt, the Company recognizes a gain on restructuring for the difference between the carrying amount of the debt and the more clearly evident of: (a) the fair value of the transferred assets or (b) the fair value of the settled debt.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.           Significant Accounting Policies – Continued

(t)
Pension and Retirement Benefit Obligations—Crew: The vessel owning companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

(u)	Revenue and Expenses:

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

Time Charter Revenue: Time charter revenues are recorded ratably over the term of the charter as service is provided, including the amortization / accretion of the above / below market acquired time charters, where applicable. When two or more time charter rates are involved during the life term of a charter agreement, the Company recognizes revenue on a straight-line basis, and income accrued or deferred as a result is included in Other receivables or Deferred income, respectively. Time charter revenues received in advance of the provision of charter service are recorded as deferred income, and recognized when the charter service is rendered.

Commissions: Charter hire commissions are deferred and amortized over the related charter period and are presented separately in the accompanying consolidated statements of comprehensive income / (loss).

Voyage Expenses: Voyage expenses exclude commissions and consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances, fuel costs and losses from the sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking for 2012, that in the aggregate amounted to $502,596. The sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking for 2010 and 2011 resulted in gains of $476,269 and $472,351 respectively, which are presented under Vessel operating expenses.

Vessel Operating Expenses: Vessel operating expenses are accounted for as incurred on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses.

(v)
Share based Compensation: Share based payments to employees and directors, including grants of employee and directors stock options, are recognized in the statements of comprehensive income / (loss) based on their grant date fair values and amortized over the required service period.

(w)
Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers (i.e., spot vs. time charters) or by geographical region as the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable. The Company does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the Chief Executive Officer being the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.           Significant Accounting Policies – Continued

(x)
Derivatives: The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings. When the derivatives qualify for hedge accounting, the Company recognizes the effective portion of the gain or loss on the hedging instrument directly in other comprehensive income / (loss), while the ineffective portion, if any, is recognized immediately in current period earnings. The Company, at the inception of the transaction, documents the relationship between the hedged item and the hedging instrument, as well as its risk management objective and the strategy of undertaking various hedging transactions. The Company also assesses at hedge inception of whether the hedging instruments are highly effective in offsetting changes in the cash flows of the hedged items.

The Company discontinues cash flow hedge accounting if the hedging instrument expires and it no longer meets the criteria for hedge accounting or designation is revoked by the Company. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in current period earnings. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to current period earnings as financial income or expense.

(y)	Fair value of financial instruments: The fair value of the interest rate derivatives is based on a discounted cash flow analysis.

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

(z)
Earnings per Share (EPS): The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year determined using the two-class method of computing earnings per share. Non-vested share awards issued are included in the two-class method and income attributable to non-vested share awards is deducted from the net income reported for purposes of calculating net income available to common shareholders used in the computation of basic earnings per share. The computation of diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such securities include non vested stock awards for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized and common shares issuable upon exercise of the Company's outstanding warrants, to the extent that they are dilutive, using the treasury method.

(aa)	Subsequent Events: The Company evaluates subsequent events or transactions up to the date in which the financial statements are issued according to the requirements of ASC 855.

(bb)
Recent Accounting Pronouncements: There are no recent accounting pronouncements that their adoption of which would have a material effect on the Company's consolidated financial statements in the current period or expected to have an impact on future periods.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Transactions with Related Parties

(a)
Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: On September 13, 2007 and effective as of October 1, 2007, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company's Chairman, President and Chief Executive Officer. The term of the lease was for 5 years beginning October 1, 2007 and expired on September 30, 2012. The monthly rental for the first year was €2,000, plus 3.6% tax, and thereafter would be adjusted annually for inflation increases in accordance with the official Greek inflation rate. On October 1, 2012, the rental agreement was renewed for an additional term of 5 years, beginning October 1, 2012 and expiring September 30, 2017, pursuant to which the monthly rental for the first year is €3,000, plus 3.6% tax, and thereafter will be adjusted annually for inflation increases in accordance with the official Greek inflation rate. Rent expense under this lease amounted to $35,489, $38,947 and $39,593 for the years ended December 31, 2010, 2011 and 2012, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of comprehensive income / (loss).

(b)	Allseas: The following amounts charged by Allseas are included in the accompanying consolidated statements of comprehensive income / (loss):

	2010	2011	2012
(1(i)) Charter hire commissions	$1,427,823	$1,119,611	$646,987
(1(ii)) Vessel sale & purchase commissions	418,000	2,091,028	-
Total Allseas commissions	$1,845,823	$3,210,639	$646,987

Included in Vessel operating expenses
(1(v)) Superintendent fees	$292,327	$259,054	$338,826

Included in Dry-docking expenses
(1(v)) Superintendent fees	$120,506	$122,481	$-

Management fees - related party
(1(iii)) Management fees	$3,647,448	$4,022,215	$3,428,548
(2) Legal, accounting and finance fees	418,384	509,869	666,196
(3) Loretto agreement	226,459	248,416	-
Total Management fees	$4,292,291	$4,780,500	$4,094,744

Included in General and administrative expenses
(4) Administrative fees	$31,867	$33,207	$36,085
(7) Executive services agreement	-	$5,193,645	$3,228,438

The following amounts charged by Allseas are capitalized and are included in vessels cost and advances for vessels under construction in the accompanying consolidated balance sheets: Technical management and superintendent fees (refer to 1A(iv)), relating to newbuilding vessels, and vessel purchase commissions (refer to 1A(ii)), which in the aggregate amounted to $1,026,499 and $1,479,827 for the years ended December 31, 2011 and 2012, respectively.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Transactions with Related Parties – Continued

(b)	Allseas - Continued

(1)	Ship-Owning Company Management Agreements

(i) Charter Hire Commissions - The Company pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels ("charter hire commission"), which are presented separately in the accompanying consolidated statements of comprehensive income / (loss).

(ii) Vessel Commissions - The Company also pays Allseas a fee equal to 1% of the purchase price of any vessel bought, constructed or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement, ("vessel commission"). Vessel commissions relating to vessel sale is included in the determination of the gain / loss on sale of assets presented in the accompanying consolidated statements of comprehensive income / (loss). Vessel commissions relating to vessels bought or constructed are capitalized and included in vessels cost and advances for vessels under construction in the accompanying consolidated balance sheets.

(iii) Management Fees - Each of the ship-owning companies has a management agreement with Allseas, under which management services are provided in exchange for a fixed monthly fee per vessel. For the five-month period ended May 31, 2010, the Company paid Allseas a technical management fee of $650 per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by the Company, and the fee was adjusted quarterly based on the Euro/U.S. dollar exchange rate. The management fee was increased on an annual basis on January 1, each year, by reference to the official Greek inflation rate for the previous year, as published by the Greek National Statistical Office. Effective June 1, 2010, the Company amended the agreement with Allseas and it pays Allseas a management fee of €620 per day per vessel. This amount is subject to adjustment on June 1 of each year based on the official Eurozone inflation rate. Effective June 1, 2011, Allseas management fee was adjusted to €636.74 per vessel per day, while effective June 1, 2012, Allseas management fee was adjusted to €652.02.

(iv) Pre-Delivery Services – A lump sum fee of $15,000 is payable to Allseas for pre-delivery services provided during the period from the date of the Memorandum of Agreement for the purchase of the vessel, until the date of delivery.

(v) Superintendent Fees – Prior to June 1, 2010, Allseas was entitled to a Superintendent fee of $550 per day for each day in excess of 5 days per calendar year for which a Superintendent performed on site inspection. Effective June 1, 2010, the Company amended the Superintendent fee from $550 to €500 (or $659.70 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3194 as of December 31, 2012).

(2)
Accounting Agreement – An amount of $418,384 for the year ended December 31, 2010, was paid to Allseas for legal, accounting and finance services that were provided. The agreement was amended effective June 1, 2010, pursuant to which Allseas is entitled to a fee of €250,000 per year, payable quarterly, for the provision of financial accounting services and a fee of €120,000 per year, payable quarterly, for the provision of financial reporting services. Effective January 1, 2012, the agreement was renewed, pursuant to which the fee for the provision of financial reporting services was amended to $30,000 per vessel per annum, payable quarterly. These fees are included in Management fees - related party in the accompanying consolidated statements of comprehensive income / (loss). For the years ended December 31, 2011 and 2012, an amount of $509,869 and $666,196, respectively, was paid to Allseas for financial accounting and reporting services.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Transactions with Related Parties – Continued

(b)	Allseas - Continued

(3)
Tripartite Agreement between the Company, Allseas and Loretto Finance Inc. - On November 10, 2009, the Company, Allseas, and Loretto Finance Inc. ("Loretto"), a wholly owned subsidiary of Allseas, signed a tripartite agreement, as clarified and amended by a supplemental agreement, effective from December 1, 2012, whereby in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to the Company's equity incentive plan as discussed in Note 13 (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans may be adopted, the Company will issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the agreement, any common shares to be issued to Loretto under the agreement may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties. The fair value of the shares issued for no consideration are accounted as share based payment and presented as Management fees - related party in the year granted in the statement of comprehensive income / (loss). Accordingly, as of December 31, 2012, the Company has granted and issued to Loretto a total of 116,219 Class A Common shares, all of which were issued prior to 2012. Furthermore, in connection with the private placement to Innovation Holdings that closed in December 2012 and upon the finalization of the Company's debt restructuring as discussed in Note 9, effective February 15, 2013, an additional 98,039 Class A Common shares, representing 2.0% of the 4,901,961 newly-issued Class A Common shares sold to Innovation Holdings in the private placement, were granted to Loretto (refer to Note 12). The fair value of such shares based on the average of the high-low trading price of the shares on February 15, 2013, is $335,784, which will be recorded as share based compensation in the first quarter of 2013.

(4)
Administrative Service Agreement - The Company entered into an administrative service agreement with Allseas on November 12, 2008. Under the agreement, Allseas will provide telecommunication services, secretarial and reception personnel and equipment, security facilities, office cleaning services and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas to be reimbursed on a quarterly basis.

(5)
Newbuildings Supervision Agreement - The Company has also entered into management agreements with Allseas relating to the supervision of each of the contracted newbuilding vessels, pursuant to which Allseas is entitled to: (1) a flat fee of $375,000 ("flat fee") per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessel's delivery to the Company, (2) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until the Company accepts delivery of the respective vessel and (3) €500 per day for each day in excess of 5 days per calendar year for which a superintendent performed on site inspection.

(6)
Compensation Agreement – The Company has also entered into a compensation agreement with Allseas whereby in the event that Allseas is involuntarily terminated as the manager of its fleet, it shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) €3,000,000.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Transactions with Related Parties – Continued

(b)	Allseas - Continued

(7)
Executive Services Agreement – Effective January 1, 2011, the Company entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of the executive officers, which include strategy, business development, marketing, finance and other services, who report directly to the Company's Board of Directors. Under the agreement, prior to January 1, 2013, Allseas was entitled to an executive services fee of €2,500,000 per annum, payable in equal monthly installments, plus incentive compensation. Effective January 1, 2013, the executive services fee was adjusted to €2,700,000 per annum. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. On March 6, 2013, the Company amended the terms of the termination clause of the executive services agreement, whereby, if the respective agreement is terminated by Allseas either for "good reason" or as a result of "change of control", as such terms are defined in the agreement, or terminated by the Company without "cause", as defined in the agreement, Allseas will be entitled to receive (i) the amount of the executive services fee payable through the "termination date," as defined in the agreement; (ii) compensation equal to three years' annual executive services fee then applicable; and (iii) an amount of the Company's common shares equal to 5% of the then issued and outstanding shares of the Company. For the year ended December 31, 2011, an amount of $5,193,645 was paid to Allseas for the services of the executive officers, which includes incentive compensation of $1,695,590. For the year ended December 31, 2012, an amount of $3,228,438 was paid to Allseas for the services of the executive officers, while no incentive compensation was remitted. In connection with the completion of the Company's debt restructuring as discussed in Note 9, the Company's Board of Directors approved an incentive compensation of €1,500,000 payable to Allseas. The payment of the €1,500,000 (or $1,960,500 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3070) was executed on February 28, 2013.

Each month, the Company funds a payment to Allseas to cover working capital equal to one month's worth of estimated operating expenses. At each balance sheet date, the excess of the amount funded to Allseas over payments made by Allseas for operating expenses is reflected as Due from related parties. In addition, in 2012, an amount of $1,280,000 was remitted to Allseas for the issuance of a letter of guarantee relating to one of the Company's vessels, and is reflected as Due from related parties. As of December 31, 2011 and 2012, the amount due from Management Company was $6,155 and $2,508,195, respectively.

(c)
Consulting Agreements: Prior to January 1, 2011, the Company had consulting agreements with companies beneficially owned by the Company's Executive Directors and Internal Legal Counsel. Under the terms of the agreements, these entities provided the services of the individuals who served in the positions of Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Internal Legal Counsel. For the year ended December 31, 2010 total expense incurred under the consulting agreements was $2,269,933 and is recorded in General and administrative expenses (refer to Note 15).

(d)
Manning Agency Agreements: Each of the Company's ship-owning subsidiaries has a manning agency agreement with Crewcare Inc., a company beneficially owned by the Company's Chief Executive Officer, based in Manila, Philippines. Effective January 1, 2010 through April 30, 2011, manning services were provided under the agreements in exchange for a fixed monthly fee of $85 per seaman for all officers and crew who serve on board each vessel, plus a recruitment fee of $110 per seaman, payable on a one-off basis. Effective May 1, 2011, the monthly manning service fee increased to $95 per seaman and the one-off recruitment fee increased to $120 per seaman. In addition, the agreements also provide for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred amounted to $324,061, $321,967, and $321,648 for the years ended December 31, 2010, 2011 and 2012, respectively, and are included in Vessels operating expenses. Administrative services are also being provided which represent payment of crew wages and related costs on behalf of the Company. The balances due to Crewcare Inc. amounted to $903 and $84,705 as of December 31, 2011 and 2012, respectively.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Transactions with Related Parties – Continued

(e)
Box Ships Inc.: Box Ships Inc. was formed by the Company on May 19, 2010, to specialize in the container shipping industry. The Company paid on behalf of Box Ships for the pre-offering costs relating to the listing of Box Ships' shares on NYSE in April 2011, along with other minor operating expenses relating to the sale of vessels to Box Ships, discussed in Note 5. As of December 31, 2011 and 2012, the Company held 21.1% and 16.4% of Box Ships' common stock, respectively. The decrease in the percentage of Box Ships' common stock held by the Company is due to the Company's non-participation in the public offering of 4,285,715 common shares of Box Ships, which was completed on July 18, 2012 (refer to Note 8). The amount due from Box Ships as of December 31, 2011 was $917,540, which is included in Due from related parties in the accompanying balance sheets, was fully repaid in July 2012 and no amount due from Box Ships existed as of December 31, 2012.

On May 27, 2011, the Company granted Box Ships an unsecured loan of $30,000,000. The loan was initially payable in one installment on the second anniversary of the Box Ships IPO in April 2013. The loan may be prepaid in whole or in part at any time during the life of the facility. The loan bears interest at LIBOR plus a margin of 4.00%. In August 2011 and November 2012, Box Ships prepaid an amount of $15,000,000 and $1,000,000, respectively. In addition, in February 2013, Box Ships prepaid an amount of $1,000,000 and reduced the outstanding balance of the respective loan to $13,000,000. For the years ended December 31, 2011 and 2012, interest charged on the respective loan amounted to $508,019 and $675,856, respectively. On March 11, 2013, the Company agreed to amend the terms of the unsecured loan granted to Box Ships, in relation to the respective loan agreement dated May 27, 2011, as discussed in Note 20.

On April 19, 2011, the Company entered into an agreement with Box Ships and Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, reflecting, among others, for so long as (i) Mr. Bodouroglou is a director or executive officer of both the Company and Box Ships and (ii) the Company owns at least 5% of the total issued and outstanding common shares of Box Ships, the provisions described below:

Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without the Company's prior written consent, and the Company will not, directly or indirectly, acquire or charter any containership without the prior written consent of Box Ships. In addition, under the terms of the agreement, Box Ships is granted a right of first offer on any proposed sale, transfer or other disposition of any containership owned by the Company. Furthermore, the Company will also grant Box Ships a right of first refusal over any employment opportunity for a containership presented or available to the Company with respect to any vessel owned by the Company, other than the two 4,800 TEU containership newbuildings subject to the option agreement with Box Ships described below.

If the Company ceases to beneficially own at least 5% of the total issued and outstanding common shares of Box Ships or Mr. Michael Bodouroglou is no longer a director or executive officer of both the Company and Box Ships, the obligations under this agreement will terminate.

 On April 19, 2011, the Company entered into an agreement with Box Ships, pursuant to which Box Ships was granted the option to acquire the two 4,800 TEU containerships under construction, which are scheduled to be delivered to the Company during the second quarter of 2014, by way of a novation of the relevant construction contract from the Company at any time prior to the applicable vessel's delivery to the Company, or purchase of such vessel at any time after its delivery to the Company, so long as the vessel is owned by the Company at such time. Under the terms of the agreement, the purchase price payable by Box Ships for each of the vessels shall be the greater of (i) the actual carrying cost of the vessel at the date the option is exercised, together with any actual expenses incurred by the Company in connection with the construction contract or the vessel; and (ii) the fair market value of the construction contract or the vessel at the date the option is exercised, as determined by the average of two independent ship broker's valuations, one selected by the Company and one selected by Box Ships. To the extent Box Ships does not exercise its options to acquire one or both of these vessels, the Company will be permitted to operate, or sell the vessels pursuant to a waiver that Box Ships will grant to the Company under the non-competition agreement described above, provided that Box Ships will be granted a right of first offer on any proposed sale, transfer or other disposition of the vessels. The Company will also be entitled to charter the vessels on a period charter commencing not more than 45 days after the vessels' delivery.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Transactions with Related Parties – Continued

(f)
Right of First Refusal: Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, has entered into a letter agreement with the Company which includes a provision requiring Mr. Bodouroglou to use commercially reasonable efforts to cause each company controlled by Mr. Bodouroglou to allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Bodouroglou or an affiliated entity of his enters into an agreement that sets forth terms upon which he or it would acquire a drybulk carrier. Pursuant to this letter agreement, Mr. Bodouroglou will notify a committee of the Company's independent directors of any agreement that he or an affiliated entity has entered into to purchase a drybulk carrier and will provide the committee of the Company's independent directors a 7 calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to the Company's audit committee, within which to decide whether or not to accept the opportunity and nominate a Company's subsidiary to purchase the vessel or vessels, before Mr. Bodouroglou will accept the opportunity or offer it to any of his other affiliates. The opportunity offered to the Company will be on no less favorable terms than those offered to Mr. Bodouroglou and his affiliates. A committee of the Company's independent directors will require a simple majority vote to accept or reject this offer.

4.           Advances for Vessel Acquisitions and Vessels Under Construction

Advances for vessels under construction relate to the installments paid that were due to the respective shipyard including capitalized expenses.

As of December 31, 2011, the Company's newbuilding program consisted of four Handysize drybulk vessels with expected delivery in 2012 and two 4,800 TEU containerships with expected delivery in the fourth quarter of 2013. Each contract provides for payment of one advance deposit and final payment on delivery of each vessel. An amount of $57,484,350 and $3,605,900 was paid to the shipyard in 2010 and 2011, respectively, representing the first installment which was financed from the Company's own funds.

On May 4 and on June 18, 2012, the Company took delivery of its first two Handysize drybulk vessels; the M/V Prosperous Seas and the M/V Precious Seas, respectively. An amount of $29,328,882 was paid to the shipyard in 2012, representing the final installment of the respective vessels which was financed from the syndicated secured loan facility led by Nordea Bank Finland Plc and the Company's own funds (refer to Notes 5 and 9).

On September 24, 2012, the Company and the shipyard agreed to postpone the delivery dates of the Company's remaining vessels under construction and to change the apportionment of the advances already paid among the vessels under construction. The outstanding newbuilding installments relating to the remaining vessels under construction as of December 31, 2012, were amounted to $115,391,544.

On January 29, 2013, the Company took delivery of its third Handysize drybulk vessel; the M/V Priceless Seas. In January 2013, an amount of $1,419,475 was paid to the shipyard representing the final installment of the respective vessel which was financed from the Company's own funds (refer to Notes 5 and 9).

Under the amended shipbuilding contracts and based on the latest shipbuilding update from the shipyard, the remaining Handysize drybulk vessel (Hull no. 625) is expected to be delivered in the fourth quarter of 2013 and the two 4,800 TEU containerships (Hull no. 656 and Hull no. 657) are expected to be delivered in the second quarter of 2014.

The decrease in Advances for vessel acquisitions and vessels under construction during the year ended December 31, 2012, is attributable to the acquisition of the M/V Prosperous Seas and M/V Precious Seas discussed above, partially offset by the payment of capitalized expenses relating to vessels under construction.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

5.           Vessels, Net
	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2011	$800,368,624	$(105,220,397)	$695,148,227
Vessel acquisitions	53,074,242	-	53,074,242
Impairment loss	(366,233,564)	88,906,416	(277,327,148)
Sale of Vessel	(181,616,787)	11,790,621	(169,826,166)
Depreciation for the period	-	(32,460,792)	(32,460,792)
Balance December 31, 2011	$305,592,515	$(36,984,152)	$268,608,363
Newbuilding deliveries	46,019,408	-	46,019,408
Depreciation for the period	-	(16,251,331)	(16,251,331)
Balance December 31, 2012	$351,611,923	$(53,235,483)	$298,376,440

All Company's vessels were first-priority mortgaged as collateral to the loans and credit facilities and related interest rate swaps outstanding as at December 31, 2012.

On January 22, 2011, Allseas entered into an agreement to acquire the CMA CGM Kingfish, a 5,095-TEU 2007-built containership, from CMA CGM for $52,500,000. Allseas nominated a Company's vessel owning subsidiary as the actual buyer of CMA CGM Kingfish and, on March 16, 2011, the Company's Board of Directors approved the respective acquisition. The vessel was delivered to the Company on April 29, 2011.

Upon the closing of the IPO of Box Ships, the Company entered into the following transactions.

1.
On April 19, 2011, the Company entered into Memoranda of Agreement for the sale of the containerships Box Voyager and Box Trader to Box Ships, for a total consideration of $95,016,975, which consisted of 2,266,600 shares of Box Ships' common stock, valued at $11.375 per share, and $69,234,400 in cash. The sale was completed on April 29, 2011, with the delivery of the vessels to Box Ships. As a result of the consideration received by the Company, being based on the price of Box Ships' common stock on the delivery date of the vessels, a loss of $8,832,206 was incurred.

2.
On April 19, 2011, the Company entered into a Memorandum of Agreement for the sale of the containership CMA CGM Kingfish to Box Ships, for a total consideration of $47,585,836, which consisted of 1,170,900 shares of Box Ships' common stock, valued at $10.095 per share, and $35,765,600 in cash. The Company completed the sale and delivery of the vessel to Box Ships on May 19, 2011. As a result of the consideration received by the Company, being based on the price of Box Ships' common stock on the delivery date of the vessel, a loss of $5,964,265 was incurred.

An impairment loss of $5,740,000 arose due to the Company's intention to sell the M/V Crystal Seas in June 2011. On October 13, 2011, the Company entered into a Memorandum of Agreement for the sale of M/V Crystal Seas to an unaffiliated third party for $14,000,000, less 3% commission. The vessel was delivered to her new owners on November 2, 2011, and a loss of $396,233 was incurred.

As of December 31, 2011, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. The review indicated that such carrying amount was not recoverable for six of the Company's vessels; the M/V Coral Seas, the M/V Golden Seas, the M/V Diamond Seas, the M/V Pearl Seas, the M/V Sapphire Seas and the M/V Friendly Seas. Therefore, the Company recognized an impairment loss of $271,587,148, which was included in the consolidated statements of comprehensive income / (loss) for the period (refer to Note 11).

On May 4 and on June 18, 2012, the Company took delivery of its first two Handysize drybulk vessels; the M/V Prosperous Seas and the M/V Precious Seas, respectively, while on January 29, 2013, the Company took delivery of its third Handysize drybulk vessel; the M/V Priceless Seas (refer to Notes 4 and 9).

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

6.           Other Assets

Other assets of $2,106,460 and $2,602,212 as of December 31, 2011 and 2012, respectively, include deferred financing costs of $2,100,277 and $2,596,029, respectively, and utility deposits related to the leased office space of $6,183 at December 31, 2011 and 2012.

The deferred financing costs comprise:

January 1, 2011	$1,491,306
Additions	2,111,492
Amortization	(1,502,521)
December 31, 2011	$2,100,277
Additions	943,325
Amortization	(447,573)
December 31, 2012	$2,596,029

7.           Accrued Expenses

Accrued expenses shown in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2012
Loan and swap interest	$502,930	$479,024
Voyages expenses	370,877	246,183
Vessel operating expenses	754,946	766,332
Dry-docking expenses	70,611	20,927
Financing expenses	188,096	295,455
Professional fees	316,244	177,994
Other sundry liabilities and accruals	23,439	124,037
Total	$2,227,143	$2,109,952

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.           Investment in Affiliate

The following table is a reconciliation of the Company's investment in affiliate as presented on the 2012 accompanying consolidated balance sheet:

Balance, January 1, 2011	$-
Investment in affiliate	37,602,811
Equity in net income of affiliate	2,749,866
Dividends received	(1,546,875)
Balance, December 31, 2011	$38,805,802
Equity in net income of affiliate	1,986,590
Equity in other comprehensive loss of affiliate	(107,083)
Dividends received	(3,712,500)
Dilution effect	(2,943,720)
Impairment in investment in affiliate	(14,041,346)
Balance, December 31, 2012	$19,987,743

As of December 31, 2011 and 2012, the Company held 3,437,500 shares or 21.1% and 16.4% of Box Ships' common stock, respectively (refer to Notes 3 and 5). The Company, on the basis of significant influence exercised over Box Ships through its shareholdings, shared executive management and the outstanding unsecured loan dated May 27, 2011, accounted for its investment in Box Ships under the equity method and is separately reflected on Company's consolidated balance sheets.

Based on the closing price of Box Ships' common share as of September 30, 2012, of $5.95, the fair value of the investment in Box Ships, which is considered to be determined through Level 1 inputs of the fair value hierarchy, was $20,453,125. As of September 30, 2012, the Company considered the difference between the fair value and the book value of the investment in Box Ships as other than temporary and therefore, the investment was impaired.

The loss on investment in affiliate of $16,985,066 for the year ended December 31, 2012, consists of $2,943,720, relating to the dilution effect from the Company's non-participation in the public offering of 4,285,715 common shares of Box Ships, which was completed on July 18, 2012, as well as $14,041,346, relating to the difference between the fair value and the book value of the Company's investment in Box Ships as of September 30, 2012.

Based on the closing price of Box Ship's common share as of December 31, 2012, of $4.10, the fair value of the investment in Box Ships was $14,093,750. As of December 31, 2012, the Company did not considered the difference between the fair value and the book value of the investment in Box Ships as other than temporary and therefore the investment was not further impaired.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.           Investment in Affiliate - Continued

On March 18, 2013, Box Ships completed a public offering of 4,000,000 shares. Following the completion of this offering, the Company's ownership of Box Ships' common stock reduced to 13.8%. A loss representing the dilution effect due to the Company's non-participation in the offering will be recorded in the Company's financial statements in the first quarter of 2013. The dilution effect will be based on the equity position of Box Ships as of March 31, 2013, which is not currently available.

Summarized financial information in respect of Box Ships Inc. is set out below:

	Year ended December 31,
INCOME STATEMENT DATA	2011	2012
Net revenue	38,272,662	65,888,142
Operating income	17,467,824	21,697,724
Net income	12,953,386	13,176,164

	As of December 31,
BALANCE SHEET DATA	2011	2012
Total current assets	16,294,791	19,578,166
Total non-current assets	385,116,095	425,485,703
Total assets	401,410,886	445,063,869
Total current liabilities	22,357,768	42,659,883
Total long-term liabilities	196,692,041	181,624,703

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.           Secured Loans and Credit Facilities

The table below presents the loans and credit facilities and the amounts outstanding as of December 31, 2011 and 2012:

	2011	2012
(a)Commerzbank AG	$55,575,000	$50,550,000
(b)Unicredit Bank AG (Bayerische Hypo-und Vereinsbank AG)	29,585,000	25,587,000
(c)Bank of Scotland Plc	55,000,000	36,616,864
(d)Bank of Ireland	17,500,000	14,800,000
(e)HSH Nordbank AG	23,625,000	22,125,000
(f)HSBC Bank Plc	20,000,000	18,400,000
(g)Nordea Bank Finland Plc	-	27,463,312
Total	$201,285,000	$195,542,176

Disclosed as follows in the Consolidated Balance Sheets
Current portion of long-term debt	$32,189,000	$14,427,250
Long-term debt	169,096,000	181,114,926
Total	$201,285,000	$195,542,176

The minimum annual principal payments, in accordance with the loans and credit facilities agreements, as amended, required to be made after December 31, 2012 are as follows:

To December 31,
2013	$14,427,250
2014	18,257,750
2015	50,266,114
2016	30,036,750
2017	57,529,312
Thereafter	25,025,000
Total	$195,542,176

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.           Secured Loans and Credit Facilities - Continued

(a)
Commerzbank AG: On November 29, 2007, Paragon Shipping Inc. (the "Borrower") entered into a senior secured revolving credit facility with Commerzbank AG that, subject to certain provisions, provided the Company with an amount of up to $250,000,000. On August 12, 2011, the Company entered into an agreement with Commerzbank AG to refinance up to $57,000,000 of the outstanding indebtedness related to this facility and prepaid $10,676,509. On February 8, 2013, the Company entered into an amending and restating agreement and agreed to amended terms with Commerzbank AG, including the deferral of a portion of seven of its scheduled quarterly installments.

The main terms and conditions of the loan agreement dated August 12, 2011, as subsequently amended, are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessels: M/V Sapphire Seas, M/V Pearl Seas and M/V Diamond Seas.

•	The loan bears interest at LIBOR, plus any mandatory costs, plus a margin of (i) 3.00% at any time during the total deferred amount of the loan remains outstanding and (ii) at all other times 2.35%.

•
After exercising the deferral option, the outstanding loan amount as of December 31, 2012 of $50,550,000 is required to be repaid in 6 consecutive quarterly installments of $750,000, followed by 1 consecutive quarterly installment of $1,250,000, followed by 12 consecutive quarterly installments of $1,425,000, plus a balloon repayment of $27,700,000 payable simultaneously with the final installment in the third quarter of 2017.

  Covenants (as defined in the respective loan agreement):

•	The ratio of EBITDA to net interest expenses shall be applicable and not be less than 2.50:1.00 from January 1, 2015 until December 31, 2015 and 3.00:1.00 thereafter.

•	The market value adjusted net worth of the Company shall not be less than $75,000,000 until June 30, 2014 and $100,000,000 thereafter.

•
Maintain liquid assets in an amount of no less than $650,000 per vessel at any time when the Borrower is not paying any dividends or making any other form of distribution, and an amount equal to six months debt service at any time when the Borrower decides to pay dividends or make any other form of distribution.

•	The ratio of maximum net debt to total assets expressed as a percentage shall not exceed 80%.

•
The aggregate fair market value of the mortgaged vessels to outstanding loan ratio shall exceed 65% until March 31, 2014, 85% until June 30, 2014, 110% until March 31, 2015, 118% until December 31, 2015 and 120% thereafter.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.           Secured Loan and Credit Facilities - Continued

(b)
Unicredit Bank AG (Bayerische Hypo-und Vereinsbank AG): On November 19, 2007, Paragon Shipping Inc. (the "Borrower") entered into a secured credit facility with Unicredit Bank AG that, subject to certain provisions, provided the Company with an amount of up to $100,000,000. On October 27, 2011, the Company entered into a loan supplemental agreement and agreed to amended terms with Unicredit Bank AG. The Company also agreed to prepay an amount of $7,000,000 that was prepaid on November 2, 2011. In addition, following the sale of M/V Crystal Seas on November 2, 2011, the then outstanding loan amount allocated to the M/V Crystal Seas was fully repaid and the mortgage of the vessel was released. On November 30, 2012, the Company entered into a loan supplemental agreement and agreed to amended terms with Unicredit Bank AG, including the deferral of a portion of eight of its scheduled quarterly installments.

The main terms and conditions of the loan agreement dated November 19, 2007, as subsequently amended, are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessels: M/V Calm Seas and M/V Deep Seas.

•
The loan bears interest at LIBOR, plus a margin of (i) 2.75% on the outstanding amount of the loan, less any amounts that are deferred, and (ii) 5.00% on the amounts of the loan that have been deferred.

•
After exercising the deferral option, the outstanding loan amount as of December 31, 2012 of $25,587,000 is required to be repaid in 7 consecutive quarterly installments of $500,000, followed by 8 consecutive quarterly installments of $1,355,500, plus a balloon repayment of $11,243,000 payable simultaneously with the final installment in the third quarter of 2016.

  Covenants (as defined in the respective loan agreement):

•	The ratio of total liabilities to EBITDA is waived until December 31, 2013 and thereafter, shall not be greater than 6.00:1.00.

•	The minimum requirement of market value adjusted net worth of the Company is waived until December 31, 2013 and thereafter, shall not be less than $100,000,000.

•	Maintain liquid assets in an amount of no less than $750,000 per vessel at all times.

•	The leverage ratio is waived until December 31, 2013 and thereafter, shall not be greater than 0.75:1.00.

•
The aggregate fair market value of the mortgaged vessels to outstanding loan ratio is waived until December 31, 2013 and thereafter, shall exceed 110%, subject to further conditions in the event of dividend payment.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.           Secured Loan and Credit Facilities - Continued

(c)
Bank of Scotland Plc: On December 4, 2007, Paragon Shipping Inc. (the "Borrower") entered into a secured revolving credit facility with Bank of Scotland Plc that, subject to certain conditions, provided the Company with an amount of up to $89,000,000. On April 26, 2012, the Company entered into a supplemental agreement and agreed to amended terms with Bank of Scotland Plc. Under the terms of the supplemental agreement, the bank agreed to extend the respective loan agreement from December 9, 2012 to July 9, 2013 and to defer payment of $40,100,000 of the lump sum payment due in December 2012 to 2013, provided the Company is in full compliance with the respective loan agreement as of December 9, 2012, to waive certain covenants for the period commencing on December 31, 2011 and ending on June 30, 2012 and to amend certain covenants. The Company also prepaid an amount of $9,900,000 on May 9, 2012. On November 30, 2012, the Company entered into a second amending and restating agreement and agreed to amended terms with Bank of Scotland Plc, including the extension of the facility to the third quarter of 2015. The Company also agreed to a payment of $2,839,882 in order to facilitate the full and final settlement of the portion of the loan of one of the syndicate members equal to $4,733,136. The advance payment of $2,839,882 was executed on December 10, 2012, resulting in a gain from debt extinguishment of $1,893,254, or $0.31 per basic and diluted common share, that was recorded in the fourth quarter of 2012 (refer to Note 2).

The main terms and conditions of the loan agreement dated December 4, 2007, as subsequently amended, are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessels: M/V Coral Seas and M/V Golden Seas.

•	The loan bears interest at LIBOR, plus a margin of 2.75%.

•
The outstanding loan amount as of December 31, 2012 of $36,616,864 is required to be repaid in 6 consecutive quarterly installments of $750,000, followed by 4 consecutive quarterly installments of $1,000,000, plus a balloon repayment of $28,116,864 payable in the third quarter of 2015.

Covenants (as defined in the respective loan agreement):

•	The market value adjusted net worth of the Company shall not be less than $75,000,000.

•	The leverage ratio shall not exceed 0.80:1.00 until December 31, 2014 and 0.75:1.00 thereafter.

•	Maintain liquid assets in an amount of no less than $500,000 per vessel at all times.

•
The aggregate fair market value of the mortgaged vessels to outstanding loan ratio shall be applicable and exceed 65% from March 31, 2013 until September 30, 2013, then 70% until December 31, 2013, 85% until June 30, 2014, 95% until December 31, 2014 and 100% thereafter.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.           Secured Loans and Credit Facilities – Continued

(d)
Bank of Ireland: On March 30, 2009, Paragon Shipping Inc. (the "Borrower") entered into a secured revolving credit facility with Bank of Ireland that provided the Company an amount of up to $30,000,000 for the purpose of refinancing the then existing indebtedness with Bank of Ireland. On November 28, 2012, the Company entered into a loan supplemental agreement and agreed to amended terms with Bank of Ireland, including the extension of the facility to the second quarter of 2017.

The main terms and conditions of the loan agreement dated March 30, 2009, as subsequently amended, are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessel M/V Kind Seas.

•	The loan bears interest at LIBOR, plus a margin of 2.50%.

•
The outstanding loan amount as of December 31, 2012, of $14,800,000 is required to be repaid in 6 consecutive quarterly installments of $350,000, followed by 12 consecutive quarterly installments of $1,000,000, plus a balloon repayment of $700,000 payable in the second quarter of 2017.

Covenants (as defined in the respective loan agreement):

•	The ratio of the aggregate financial indebtedness to EBITDA is waived until December 31, 2014 and thereafter, shall not exceed 5.00:1.00.

•	The minimum requirement of market value adjusted net worth of the Company is waived until December 31, 2014 and thereafter, shall not be less than $50,000,000.

•	The leverage ratio is waived until December 31, 2014 and thereafter, shall not be greater than 0.80:1.00.

•	Minimum liquid assets requirement is waived until December 31, 2014 and thereafter, the Borrower shall maintain liquid assets in an amount of no less than $500,000 per vessel at all times.

•	The fair market value of the mortgaged vessel to outstanding loan ratio is waived until December 31, 2014 and thereafter, shall exceed 110%.

(e)
HSH Nordbank AG: On July 31, 2008, Paragon Shipping Inc. (the "Borrower") entered into loan with HSH Nordbank that, subject to certain conditions, provided the Company with an amount of up to $51,500,000. On September 1, 2011, the Company entered into a loan supplemental agreement and agreed to amended terms with HSH Nordbank. The Company also agreed to prepay an amount of $10,000,000 that was prepaid on September 6, 2011. On January 22, 2013, the Company entered into a loan supplemental agreement and agreed to amended terms with HSH Nordbank.

The main terms and conditions of the loan agreement dated July 31, 2008, as subsequently amended, are as follows:

•	The loan is secured by a first priority mortgage on the vessel M/V Friendly Seas.

•	The loan bears interest at LIBOR, plus a margin of 3.00%.

•
The outstanding loan amount as of December 31, 2012, of $22,125,000 is required to be repaid in 23 consecutive quarterly installments of $375,000, plus a balloon repayment of $13,500,000 payable simultaneously with the final installment in the third quarter of 2018.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.           Secured Loan and Credit Facilities - Continued

(e)	HSH Nordbank AG - Continued

Covenants (as defined in the respective loan agreement):

•	The market value adjusted net worth of the Company shall not be less than $75,000,000 until December 31, 2014 and $100,000,000 thereafter.

•	The leverage ratio shall not exceed 0.80:1.00 until December 31, 2014 and 0.70:1.00 thereafter.

•	Maintain liquid assets of an amount equal to at least $500,000 per vessel at all times.

•	The fair market value of the mortgaged vessel to outstanding loan ratio shall be applicable and exceed 100% from January 1, 2014 until December 31, 2014 and 125% thereafter.

(f)
HSBC Bank Plc: On July 2, 2010, a secured loan facility was signed with HSBC Bank Plc that, subject to certain conditions, provided the Company with an amount of $22,000,000. On November 30, 2012, the Company entered into a loan supplemental agreement and agreed, subject to several conditions discussed at the end of this note, to amended terms with HSBC Bank Plc.

The main terms and conditions of the loan agreement dated July 2, 2010, as subsequently amended, are as follows:

•	The loan is secured by a first priority mortgage on the vessel M/V Dream Seas.

•	The loan bears interest at LIBOR, plus a margin of 3.00% until December 31, 2013 and 2.60% thereafter.

•
The outstanding loan amount as of December 31, 2012, of $18,400,000 is required to be repaid in 31 consecutive quarterly installments of $400,000, plus a balloon repayment of $6,000,000 payable simultaneously with the final installment in the third quarter of 2020.

Covenants (as defined in the respective loan agreement):

•	The ratio of total liabilities to EBITDA is waived until December 31, 2013 and thereafter, shall not exceed 7.00:1.00.

•	The ratio of EBITDA to interest expense is waived until December 31, 2013 and thereafter, shall not be less than 2.50:1.00.

•	The market value adjusted net worth of the Company shall be at least $50,000,000 until December 31, 2013 and $100,000,000 thereafter.

•	The ratio of total liabilities to value adjusted total assets shall be applicable and not greater than 0.80:1.00 from January 1, 2014 until the final maturity of the facility.

•	The fair market value of the mortgaged vessel to outstanding loan ratio shall exceed 105% until December 31, 2013, 110% until December 31, 2014 and 120% thereafter.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.           Secured Loans and Credit Facilities - Continued

(g)
Nordea Bank Finland Plc: On May 5, 2011, a secured loan facility was signed with a syndicate of major European banks led by Nordea Bank Finland Plc for an amount of up to $89,515,100 to finance 65% of the purchase price of the Company's drybulk newbuilding vessels. Following the conversion of the Company's final Kamsarmax newbuilding contract in August 2011, the Company agreed to reduce the available amount under the respective secured loan facility to $66,911,500. The amended secured loan facility is comprised of four advances, one for each drybulk newbuilding vessel, available upon delivery of each vessel. On May 4 and on June 18, 2012, the Company took delivery of its first two Handysize drybulk vessels; the M/V Prosperous Seas and the M/V Precious Seas, respectively (refer to Notes 4 and 5). Upon the delivery of each of the respective vessels, the Company proceeded with the drawdown of the available loan amount that in the aggregate amounted to $28,908,750. On January 29, 2013, the Company took delivery of its third Handysize drybulk vessel; the M/V Priceless Seas (refer to Notes 4 and 5). Upon the delivery of the M/V Priceless Seas, no additional loan amount was drawn and the respective vessel is not subject to any mortgage.

On January 30, 2013, the Company entered into a loan supplemental agreement and agreed to amended terms with Nordea Bank Finland Plc, including the extension of the availability period of the undrawn portion of the facility from July 31, 2013 to April 28, 2014. In addition, the undrawn portion of the secured loan facility relating to the M/V Priceless Seas and the Hull no. 625, was amended to be the lower of $33,802,880 and an amount equal to (i) 65% of the aggregate fair market value of the respective vessels and the already mortgaged vessels, less the outstanding loan amount prior to the proposed drawdown date. Under the facility, the Company is only permitted to drawdown the undrawn portion of the facility if no event of default has occurred or would result from the borrowing of the loan. In addition, the outstanding loan due from Box Ships must be repaid in full before the Company is permitted to draw the undrawn portion of the facility.

The main terms and conditions of the loan agreement dated May 5, 2011, as subsequently amended, are as follows:

•	The loan is secured by a first priority mortgage on the vessels: M/V Prosperous Seas and M/V Precious Seas.

•	The loan bears interest at LIBOR, plus any mandatory costs, plus a margin of 3.50% until December 31, 2014 and 2.75% thereafter.

•
The outstanding loan amount as of December 31, 2012, of $27,463,312 is required to be repaid in 18 consecutive quarterly installments of $481,813, plus a balloon repayment of $18,790,678 payable simultaneously with the final installment in the second quarter of 2017.

Covenants (as defined in the respective loan agreement):

•	The Company shall maintain a positive working capital at all times, excluding any balloon repayments of long-term loan facilities.

•
There is available to the Borrower cash and cash equivalents (including restricted but unpledged cash representing minimum liquidity required to be maintained under any financial indebtedness) which are not subject to any security interest, in an amount of not less than the greater of (i) $10,000,000 or (ii) $750,000 per vessel owned on the last day of the relevant test period.

•	The ratio of EBITDA to interest expense is waived until December 31, 2014 and thereafter, shall not be less than 2.50:1.00.

•
The ratio of the aggregate financial indebtedness net of cash and cash equivalents (including restricted but unpledged cash representing minimum liquidity required to be maintained under any financial indebtedness) to EBITDA is waived until December 31, 2014 and thereafter, shall not be greater than 5.00:1.00.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.           Secured Loans and Credit Facilities - Continued

(g)	Nordea Bank Finland Plc - Continued

•
The ratio of the aggregate financial indebtedness net of cash and cash equivalents (including restricted but unpledged cash representing minimum liquidity required to be maintained under any financial indebtedness) to the market value adjusted total assets shall not exceed 0.80:1.00 until December 31, 2014 and 0.70:1.00 thereafter.

•	The fair market value of the mortgaged vessels to outstanding loan ratio shall exceed 120% until December 31, 2014 and 130% thereafter.

Additional Covenants: Each of the above loan and credit facilities are secured by first priority mortgages on all vessels described in Note 1, other than the M/V Priceless Seas as discussed above, first assignments of all freights, earnings and insurances. They also contain covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's consent before it changes the flag, class or management of the vessels, or enter into a new line of business. The facility includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents, and prohibits the Company from paying dividends if the Company is in default on its facilities and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant.

In addition, each of the above loan and credit facilities require a minimum balance of cash and cash equivalents to be maintained at all times with the respective lender, ranging from $375,000 to $750,000 per mortgaged vessel, in excess of any additional cash collateral to be maintained, as defined by the respective loan agreements.

Certain of the above loan and credit facilities restrict the amount of dividends the Company may pay to $0.50 per share per annum and limit the amount of quarterly dividends the Company may pay to 100% of its net income for the immediately preceding financial quarter. In addition, under the existing loan and credit facilities, the Company is required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, $25,000,000 or $1,250,000 per vessel. In addition, according to the supplemental agreement the Company entered into with Bank of Scotland Plc on November 30, 2012 as discussed above, the Company is not permitted to declare or pay any dividends until the maturity of the respective loan agreement.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.           Secured Loans and Credit Facilities - Continued

Conditions Precedent / Subsequent: Several of the agreements mentioned above that have been entered into subsequent to September 30, 2012, were subject to a number of conditions, including (i) all documentation to be satisfactory completed, (ii) an equity increase of $10,000,000 within 90 days after the signing of the respective documentation and (iii) all lenders agreeing to similar restructuring terms and granting similar waivers and terms.

Subsequent to December 31, 2012, the Company finalized the documentation with all of its lenders. In addition, the $10,000,000 raised through the issuance of 4,901,961 newly-issued Class A Common shares to Innovation Holdings, an entity beneficially owned by Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer (refer to Note 12), fulfilled the requirement of $10,000,000 equity increase.

Based on the above, all conditions precedent and subsequent have been fulfilled and the Company's debt restructuring is finalized and effective from December 31, 2012.

Covenants Compliance: Following the finalization of the Company's debt restructuring discussed above and after giving effect to the respective supplemental and restating agreements, the Company regained compliance with all debt covenants with respect to its loan and credit facilities.

Other Information: As of December 31, 2012, the Company had no unused facility in respect of the above mentioned secured loans and credit facilities other than the undrawn portion of the syndicated secured loan facility let by Nordea Bank Finland Plc discussed above.

The interest cost charged for the years ended December 31, 2010, 2011 and 2012 amounted to $8,994,169, $7,105,730 and $5,673,906, respectively.

The capitalized interest for the years ended December 31, 2010, 2011 and 2012 amounted to $0, $260,118 and $611,655, respectively.

The weighted average interest rate for the years ended December 31, 2010, 2011 and 2012 was 2.50%, 2.64% and 2.76%, respectively.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

10.           Interest Rate Swaps

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates as described below.

On March 20, 2012, April 18, 2012, May 4, 2012, June 18, 2012 and July 3, 2012, the Company entered into additional interest rate swap agreements in order to hedge its variable interest rate exposure. As of December 31, 2011 and 2012, the Company's outstanding interest rate swaps had a combined notional amount of $106,100,000 and $81,745,406, respectively. Details of the interest rate swap agreements which were effective during 2012 are outlined below:

Interest rate swaps that did not qualify for hedge accounting:

	Counterparty	Effective date	Termination date	Notional amount As of December 31, 2011	Notional amount As of December 31, 2012	Fixed rate	Floating rate
A	Bank of Scotland Plc	December 21, 2007	December 21, 2012	$50,000,000	$-	- 5.000%, if 3-month LIBOR is greater than 5.000% - 3-month LIBOR, if 3-month LIBOR is between 3.770% and 5.000% - 3.770%, if 3-month LIBOR is less than 3.770%	3-month LIBOR
B	Unicredit Bank AG (1)	August 27, 2010	August 27, 2015	$56,100,000	$45,900,000	2.465%	3-month LIBOR
TOTAL				$106,100,000	$45,900,000

(1) The notional amount reduces by $2,550,000 on a quarterly basis up until the expiration of the interest rate swap.

Interest rate swaps that qualified for hedge accounting:

	Counterparty	Effective date	Termination date	Notional amount As of December 31, 2011	Notional amount As of December 31, 2012	Fixed rate	Floating rate
A	HSBC Bank Plc (1)	April 10, 2012	April 10, 2017	$-	$5,520,000	1.485%	3-month LIBOR
B	HSH Nordbank AG (2)	May 8, 2012	May 5, 2017	$-	$11,062,500	1.220%	3-month LIBOR
C	Nordea Bank Finland Plc (3)	May 4, 2012	March 31, 2017	$-	$6,885,125	1.140%	3-month LIBOR
D	Nordea Bank Finland Plc (4)	June 18, 2012	May 4, 2017	$-	$6,846,531	1.010%	3-month LIBOR
E	HSH Nordbank AG (5)	August 6, 2012	May 5, 2017	$-	$5,531,250	0.980%	3-month LIBOR
TOTAL				$-	$35,845,406

(1) The notional amount reduces by $120,000 on a quarterly basis up until the expiration of the interest rate swap.
(2) The notional amount reduces by $187,500 on a quarterly basis up until the expiration of the interest rate swap.
(3) The notional amount reduces by $120,792 on a quarterly basis up until the expiration of the interest rate swap.
(4) The notional amount reduces by $120,115 on a quarterly basis up until the expiration of the interest rate swap.
(5) The notional amount reduces by $93,750 on a quarterly basis up until the expiration of the interest rate swap.

The estimated net amount of cash flow hedge losses at December 31, 2012 that is expected to be reclassified into statement of comprehensive income / (loss) within the next twelve months is $297,908.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

11.           Financial Instruments and Fair Value Disclosures

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, amounts due from related parties, a loan due from a related party, an investment in affiliate, marketable securities available for sale and trade accounts receivable. The principal financial liabilities of the Company consist of long-term bank loans, interest rate swaps, accounts payable, amounts due to related parties and accrued liabilities.

(a) Interest rate risk: The Company's long-term bank loans and loan due from a related party are based on LIBOR and hence the Company is exposed to movements in LIBOR. The Company entered into interest rate swap agreements, discussed in Note 10, in order to hedge its variable interest rate exposure.

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade accounts receivable, amounts due from related parties and cash and cash equivalents. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable. In addition, the Company also limits its exposure by diversifying among customers. The amounts due from related parties mainly relate to advance payments to Allseas to cover working capital equal to one month's worth of estimated operating expenses. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments. However, the Company limits its exposure by diversifying among counterparties considering their credit ratings.

(c) Fair value: The carrying values of trade accounts receivable, due from related parties, cash and cash equivalents, restricted cash, accounts payable, amounts due to related parties and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loan and loan due from a related party approximate the recorded value, due to their variable interest rate.

When the interest rate swap contracts qualify for hedge accounting, the Company recognizes the effective portion of the gain / (loss) on the hedging instruments directly in other comprehensive income / (loss) in the statement of shareholders' equity, while any ineffective portion, if any, is recognized immediately in current period statement of comprehensive income / (loss). When the interest rate swap contracts do not qualify for hedge accounting, the Company recognizes their fair value changes in current period statement of comprehensive income / (loss).

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains / (losses) in the consolidated statements of comprehensive income / (loss) and shareholders' equity are shown below:

Derivative Instruments – Balance Sheet Location

		December 31, 2011	December 31, 2012
	Balance Sheet Location	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current liabilities – Interest rate swaps	$-	$297,908
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	-	375,166
	Subtotal	$-	$673,074

Derivatives not designated as hedging instruments
Interest rate swaps	Current liabilities – Interest rate swaps	$2,630,574	$887,811
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	1,266,945	992,411
	Subtotal	$3,897,519	$1,880,222

Total derivatives		$3,897,519	$2,553,296

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

11.	Financial Instruments and Fair Value Disclosures - Continued

Effect of Derivative Instruments designated as hedging instruments

		Year Ended December 31,
	Gain / (Loss) Recognized in Accumulated Other Comprehensive Gain / (Loss) (Effective Portion)	2011	2012
Interest rate swaps		$-	$(847,943)
Total		$-	$(847,943)

		Year Ended December 31,
	Location of Gain / (Loss) Transferred from Accumulated Other Comprehensive Gain / (Loss) in Statement of Comprehensive Income / (Loss) (Effective Portion)	2011	2012
Interest rate swaps – Realized Loss	Interest and finance costs	$-	$(174,869)
Total		$-	$(174,869)

There was no ineffective portion of the gain / (loss) on the hedging instruments for the year ended December 31, 2012.

Effect of Derivative Instruments not designated as hedging instruments

		Year Ended December 31,
	Location of Gain / (Loss) Recognized	2011	2012
Interest rate swaps – Fair value	Loss on derivatives, net	$1,517,932	$2,017,297
Interest rate swaps – Realized Loss	Loss on derivatives, net	(3,858,350)	(2,731,371)
Net loss on derivatives		$(2,340,418)	$(714,074)

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

11.	Financial Instruments and Fair Value Disclosures - Continued

Financial Instruments and Assets that are measured at fair value on a recurring basis

Interest rate swaps

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company's interest rate swaps as of December 31, 2011 and 2012.

	Significant Other Observable Inputs (Level 2)
Financial Instruments	December 31, 2011	December 31, 2012
Interest rate swaps – liability	$3,897,519	$2,553,296

Marketable securities – shares of Korea Line Corporation ("KLC"):

On September 15, 2011, the Company entered into a Settlement Agreement ("Agreement") with KLC in relation to the early termination of the time charter dated March 17, 2008, as amended, in respect of the M/V Pearl Seas. The parties reached an agreement, where KLC admitted a liability, which would be settled in cash and in shares of KLC (refer to Note 19). On May 24, 2012, the Company received 111,201 shares of KLC as part of the Agreement. These marketable securities have readily determinable fair values and are classified as available for sale. Such marketable securities are measured subsequently at fair value in the accompanying consolidated balance sheets. Unrealized gains / (losses) from available for sale securities are excluded from the statement of comprehensive income / (loss) and are recognized in accumulated other comprehensive income / (loss) until realized.

From the initial measurement of the valuation of KLC shares, a gain from marketable securities of $1,394,665 was recognized in the accompanying consolidated statements of comprehensive income / (loss), with changes in the fair value of $980,430 recognized in accumulated other comprehensive income / (loss). The fair value of the KLC shares based on the respective closing price as of September 30, 2012, was $414,235. As of September 30, 2012, the Company recognized the change in the fair value of the KLC shares as other than temporary and therefore, a loss of $980,430 was recognized. The respective loss is included in gain from marketable securities in the accompanying consolidated statements of comprehensive income / (loss), after reclassifying same from the Company's other comprehensive income / (loss).

The fair value of the KLC shares based on the respective closing price as of December 31, 2012, was $567,288. The change in the fair value of $153,053 was recognized in accumulated other comprehensive income / (loss).

		Year Ended December 31,
	Location of Gain / (Loss) Recognized	2011 Gain / (Loss)	2012 Gain / (Loss)
Marketable securities – Initial measurement	Gain on marketable securities, net	$-	$1,394,665
Marketable securities – Realized Loss	Gain on marketable securities, net	-	(980,430)
Net gain on marketable securities		$-	$414,235

The fair value of the KLC shares is based on quoted prices of KLC share of stock (Korea SE: KS) and is considered to be determined through Level 1 inputs of the fair value hierarchy.

The following table summarizes the valuation of the KLC shares as of December 31, 2012.

Financial Assets	Quoted Prices in Active Markets (Level 1)	Loss
KLC Shares – Marketable Securities	$567,288	$980,430

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

11.	Financial Instruments and Fair Value Disclosures - Continued

Financial Assets that are measured at fair value on a non-recurring basis

Long-lived Assets:

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

The Company recognized the total impairment losses of $277,327,148, which was included in the consolidated statements of comprehensive income / (loss) for the period. No such loss was recognized for the year ended December 31, 2012.

The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2011 and 2012.

12.           Capital Structure

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

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Capital Structure - Continued

(a)           Common Stock - Continued

On October 12, 2010, the Company entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as sales agent, and on the same date the Company filed a prospectus supplement to the shelf registration statement relating to the offer and sale up to 1,500,000 common shares, par value $0.001 per share, from time to time through Cantor Fitzgerald & Co., as agent for the offer and sale of the common shares. As of December 31, 2010, 307,100 common shares had been sold under the Controlled Equity Offering with proceeds net of commissions amounting to $11,102,990 and 2% of the shares sold or 6,142 shares with a fair value of $226,459 were granted to Loretto for no consideration. In 2011, a further 384,890 common shares were sold under the Controlled Equity Offering with proceeds net of commissions amounting to $12,173,380 and 2% of the shares sold or 7,697 with a fair value of $248,416 were granted to Loretto for no consideration (refer to Note 3).

Effective as of the close of trading on November 5, 2012, the Company effectuated a 10-for-1 reverse stock split of its issued and outstanding common shares. The common shares commenced trading on the New York Stock Exchange on a split-adjusted basis upon the open of trading on November 6, 2012. The reverse stock split was approved by shareholders at the Company's 2012 Annual General Meeting of Shareholders held on October 24, 2012 and by the Company's Board of Directors on October 24, 2012. The reverse stock split reduced the number of the Company's issued and outstanding common shares and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of the Company's authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise held a fractional share of the Company's Common Stock as a result of the reverse stock split received a cash payment in lieu of such fractional share.

On December 13, 2012, the Company filed a prospectus for the issuance of shares upon exercise of subscription rights for potential future equity increase. As of December 31, 2012, the Company had not proceeded with any further actions to declare this prospectus effective.

On December 24, 2012, the Company entered into an agreement to sell 4,901,961 newly-issued Class A Common shares to Innovation Holdings, an entity beneficially owned by Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, for a total consideration of $10,000,000. The transaction closed on December 24, 2012. In connection with the transaction, the Company was granted the right to repurchase the common shares issued to Innovation Holdings in the private placement, for the same price per share at which the shares were sold, which expired without being exercised upon the Company's execution of definitive documentation relating to the restructuring of the Company's debt, as discussed in Note 9. In addition, Innovation Holding also received customary registration rights in respect of the common shares it received in the private placement. The documentation entered into in connection with the private placement was approved by the independent member of the Company's Board of Directors.

Furthermore, in relation to the finalization of the Company's debt restructuring as discussed in Note 9, effective February 15, 2013, 98,039 Class A Common shares, representing the 2.0% of the 4,901,961 newly-issued Class A Common shares sold to Innovation Holdings discussed above, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on February 15, 2013, is $335,784, which will be recorded as share based compensation in the first quarter of 2013.

After giving effect to the 10-for-1 reverse stock split discussed above, as of December 31, 2011 and 2012, the Company had a total of 6,089,826 and 11,001,403 Class A Common Shares outstanding, respectively, and no other class of shares outstanding.

(b)           Preferred Stock:

Under the amended and restated articles of incorporation, the Company's authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.001 per share, and there was none issued and outstanding at December 31, 2011 and 2012.

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

On October 15, 2012, the Company increased the number of shares to be reserved for issuance under the plan from 5,500,000 to 9,966,733 Class A Common Shares, which, after the 10-for-1 reverse stock split discussed in Note 12, was adjusted to 996,673 Class A Common Shares.

(a)           Options

After giving effect to the 10-for-1 reverse stock split that became effective on November 5, 2012 as discussed in Note 12, as of December 31, 2011 and 2012, there were 2,800 options with an exercise price of $120.00 outstanding and exercisable, which vested in 2010. Their weighted average remaining contractual life was 3.89 years as of December 31, 2012.

There were no unvested share options as of December 31, 2011 and 2012.

(b)           Non-vested share awards

Until the forfeiture of any non-vested share award, all non-vested share awards regardless of whether vested, the grantee has the right to vote such non-vested share awards, to receive and retain all regular cash dividends paid on such non-vested share awards with no obligation to return the dividend if employment ceases and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the non-vested share awards. All share awards are conditioned upon the option holder's continued service as an employee of the Company, or a director through the applicable vesting date. The Company estimates the forfeitures of non-vested share awards to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

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

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

13.           Share Based Payments - Continued

Equity incentive plan - Continued

(b)           Non-vested share awards - Continued

After giving effect to the 10-for-1 reverse stock split that became effective on November 5, 2012 as discussed in Note 12, the details of the non-vested share awards are outlined as follows:

	Grant date	Final Vesting date	Total shares granted		Grant date fair value	Shares cancelled	Shares vested	Non-vested share awards
A	November 21, 2006	December 31, 2010	4,000		$91.10	112	3,888	-
B	August 27, 2007	December 31, 2009	4,650		$158.05	100	4,550	-
C	December 28, 2007	December 31, 2010	2,000		$189.70	467	1,533	-
D	February 5, 2008	December 31, 2011	600		$173.70	125	475	-
E	May 13, 2008	June 30, 2011	400		$199.00	-	400	-
F	December 19, 2008	December 31, 2010	2,000		$48.15	-	2,000	-
G	December 19, 2008	December 31, 2011	1,200		$48.15	267	933	-
H	January 23, 2009	December 31, 2012	860		$52.50	188	672	-
I	August 18, 2009	December 31, 2011	100,000		$40.25	-	100,000	-
J	November 10, 2009	December 31, 2010	198,711	(1)	$44.25	-	198,711	-
K	November 10, 2009	December 31, 2011	2,000		$44.25	-	2,000	-
L	November 10, 2009	December 31, 2012	1,200		$44.25	400	800	-
M	February 1, 2010	December 31, 2013	1,200		$44.45	215	762	223
N	November 19, 2010	September 30, 2012	150,000		$37.10	-	150,000	-
O	November 19, 2010	December 31, 2012	4,000		$37.10	-	4,000	-
P	January 31, 2011	December 31, 2013	4,000		$30.90	314	2,474	1,212
Q	December 1, 2011	December 31, 2013	100,000		$7.50	-	50,000	50,000
R	December 1, 2011	December 31, 2013	4,000		$7.50	-	2,000	2,000
S	January 3, 2012	December 31, 2013	3,500		$6.65	-	1,750	1,750
T	February 3, 2012	December 31, 2013	6,300		$6.10	-	3,150	3,150
TOTAL			590,621			2,188	530,098	58,335

(1)	Not included under Company's equity incentive plan.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

13.           Share Based Payments - Continued

Equity incentive plan - Continued

(b)           Non-vested share awards - Continued

After giving effect to the 10-for-1 reverse stock split that became effective on November 5, 2012 as discussed in Note 12, a summary of the activity for non-vested share awards is as follows:

	Number of Shares	Weighted Average Fair Value
Non-vested, December 31, 2011	184,447	$30.90
Granted	9,800	6.31
Cancelled	(184)	38.67
Vested	(135,728)	33.37
Non-vested, December 31, 2012	58,335	$10.08

The remaining unrecognized compensation cost amounting to $452,911 as of December 31, 2012, is expected to be recognized over the remaining weighted average period of 1.0 year, according to the contractual terms of those non-vested share awards.

On February 25, 2013, 200,000 non-vested Class A Common shares were granted to Innovation Holdings. In addition, an aggregate of 22,000 Class A Common shares were granted to the Company's non-executive directors and employees of Allseas. These shares have a grant date fair value of $2.71 per share and vest ratably over a two-year period commencing on December 31, 2013.

Share based compensation amounted to $10,461,204, $4,840,626 and $2,536,702 for the years ended December 31, 2010, 2011 and 2012, respectively and is included in general and administrative expenses.

14.           Vessel Operating Expenses

Vessel operating expenses, comprise the following:

	2010	2011	2012
Crew wages and related costs	$8,987,311	$8,604,570	$8,881,037
Insurance	3,304,267	2,484,196	2,496,368
Repairs and maintenance	1,026,780	841,574	1,057,722
Spares and consumable stores	5,735,741	5,505,221	5,566,955
Miscellaneous expenses	920,707	582,455	806,002
Total	$19,974,806	$18,018,016	$18,808,084

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

15.           General and Administrative Expenses

The details of general and administrative expenses, are as follows:

	2010	2011	2012
Share based compensation	$10,461,204	$4,840,626	$2,536,702
Consulting fees	2,269,933	-	-
Executive services and incentive compensation	-	5,193,645	3,228,438
Salaries	160,713	88,849	90,091
Bonus awards	2,159,801	52,120	-
Non-executive directors' remuneration	234,431	247,338	234,585
Office rent	35,489	38,947	39,593
Telecommunication expenses	14,220	25,416	20,378
Fares and traveling expenses	337,841	217,609	106,264
Personnel and other expenses	47,998	43,510	45,731
Other professional services	1,223,276	844,166	783,514
Directors and officers insurance	166,726	134,515	128,862
Stock market annual Fees	79,379	203,072	166,336
Other expenses	532,976	385,241	521,268
Total general and administrative expenses	$17,723,987	$12,315,054	$7,901,762

16.           Other Income

Other income for the year ended December 31, 2012, relates mainly to claim recoveries for damages that had been incurred in one of the Company's vessels of $703,422 and to a cash compensation of $29,137 received from KLC as the first annual installment in connection with the Settlement Agreement as discussed in Note 19. There was no such income recognized for the years ended December 31, 2010 and 2011.

17.           Income Taxes

The Company and its subsidiaries are incorporated either in the Marshall Islands or Liberia and under the laws of the Marshall Islands and Liberia, are not subject to income taxes.

The Company is also subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related thereto ("Shipping Income"), unless exempt from United States federal income taxation.

If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its "U.S. source shipping income," imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. For 2010, 2011 and 2012, the Company qualified for the benefits of Section 883.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

18.           Earnings per Share ("EPS")

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2010, 2011 and 2012, adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012, as discussed in Note 12:

Basic EPS – Class A Common Shares

The two class method EPS is calculated as follows:

	Years Ended December 31,
Numerators	2010	2011	2012
Net income / (loss)	$22,895,280	$(283,498,759)	$(17,557,125)
Less: Net (income) / loss attributable to non-vested share awards	(849,650)	7,644,949	444,326
Net income / (loss) attributable to common shareholders	$22,045,630	$(275,853,810)	$(17,112,799)

Denominators
Weighted average common shares outstanding, basic and diluted	4,981,272	5,793,792	6,035,910

Net income / (loss) per common share, basic and diluted:	$4.43	$(47.61)	$(2.84)

Weighted Average Shares – Basic - In calculating basic EPS, the Company includes the effect of vested share awards and Class A Common Shares issued for exercised stock option awards from the date they are issued or vested.

Weighted Average Shares – Diluted - In calculating diluted EPS, the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted EPS, the following dilutive securities are included in the shares outstanding unless their effect is anti-dilutive:

●	Unvested share awards outstanding under the Company's Stock Incentive Plan
●	Class A Common Shares issuable upon exercise of the Company's outstanding options

The Company excluded the dilutive effect of 2,800 (2010 and 2011: 2,800) stock option awards, and 58,335 (2010: 191,316 and 2011: 184,447) non-vested share awards in calculating dilutive EPS for its Class A Common shares as their effect was anti-dilutive.

19.           Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any claim or contingent liability, which is reasonably possible and should be disclosed, or probable and for which a provision should be established in the accompanying financial statements.

On September 15, 2011, the Company entered into a Settlement Agreement ("Agreement") with KLC in relation to the early termination of the charterparty dated March 17, 2008, as amended, in respect of the M/V Pearl Seas. The parties reached into an agreement, where KLC admitted a liability of $15,750,000, of which 37% would be settled in cash, amounting to $5,827,500, payable in ten annual installments of varying amounts, commencing in December 2012, and the remainder of the liability would be payable in shares of KLC. On May 24, 2012, the Company received 111,201 shares of KLC and on December 31, 2012, the Company received the first cash installment payment of $29,137 due to the Company under the Settlement Agreement. On March 28, 2013, the Seoul Central District Court approved an amended KLC rehabilitation plan, under which nine-tenths of the remaining cash payments due to the Company under the agreement will be paid in shares of KLC rather than in cash, reducing the outstanding amount of cash the Company is entitled to receive from KLC from $5,798,363 to $579,836, which will be payable to the Company in nine annual installments of varying amounts.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

19.           Commitments and Contingencies - Continued

Rental Expense

In relation to the rental agreement with Granitis as discussed in Note 3, fixed future minimum non cancellable rent commitments as of December 31, 2012, based on a Euro/U.S. dollar exchange rate of €1.00:$1.32 amount to:

For the year ending	Amount
December 31, 2013	$49,231
December 31, 2014	$49,231
December 31, 2015	$49,231
December 31, 2016	$49,231
December 31, 2017	$36,923
Total	$233,847

Charter Hire

Future minimum charter hire receipts, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2012, net of commissions are:

For the year ending	Amount
December 31, 2013	$31,364,420
December 31, 2014	4,427,843
Total	$35,792,263

Charter hires are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated off-hire time of 18 days to perform any scheduled dry-docking on each vessel has been deducted, and it has been assumed that no additional off-hire time is incurred, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Newbuildings

Future newbuilding installments based on the non-cancelable newbuilding contracts as of December 31, 2012 are:

For the year ending	Amount
December 31, 2013	$24,187,925
December 31, 2014	91,203,619
Total	$115,391,544

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

20.           Subsequent Events

Newbuildings

On January 29, 2013, the Company took delivery of its third Handysize drybulk vessel; the M/V Priceless Seas as discussed in Notes 4, 5 and 9.

Credit Facilities

The Company finalized the documentation with all of its lenders and completed its debt restructuring as discussed in Note 9. Subsequent to December 31, 2012, upon the finalization of the documentation with all of the Company's lenders, the Company's right to repurchase the 4,901,961 newly-issued Class A Common shares in relation to the private placement dated December 24, 2012, was terminated (refer to Note 12).

Loan to Affiliate

In February 2013, Box Ships prepaid an amount of $1,000,000 of the unsecured loan that was granted on May 27, 2011, and reduced the outstanding balance of the respective loan to $13,000,000.

In addition, on March 11, 2013, the Company agreed to amend the terms of the loan agreement. Pursuant to the amended agreement, the Company agreed to extend the maturity of the loan for one year, from April 19, 2013 to April 19, 2014. During the remaining term of the loan, Box Ships is required to make quarterly principal installment payments in the amount of $1,000,000 each, commencing on April 19, 2013, with a final balloon payment of $9,000,000 due on the maturity date. In consideration for the amendment of the loan agreement, Box Ships agreed to pay an amendment fee of $65,000 and to increase the margin from 4.0% to 5.0%.