Form 20-F/A
period 2012-12-31
Paragon Shipping Inc.
filed 2013-04-18
CIK 1401112

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
15 Karamanli Ave., GR 166 73, Voula, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Registered	Name of each exchange on which

Common shares, $0.001 par value	New York Stock Exchange
Preferred stock purchase rights	New York Stock Exchange

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

EXPLANATORY NOTE

The purpose of this Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F of Paragon Shipping Inc. (the “Company”) for the year ended December 31, 2012, filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2013 (the “Form 20-F”), is solely to correct a typographical error contained in the Report of Independent Registered Public Accounting Firm of Deloitte Hadjipavlou, Sofianos & Cambanis S.A., regarding the Company’s consolidated financial statements appearing in the Form 20-F. The report was inadvertently dated April 27, 2013 and should be dated April 27, 2012, as shown herein, consistent with the manually signed audit report. No other changes have been made in this Amendment No. 1 to the Form 20-F.

In order to comply with certain requirements of the SEC’s rules in connection with the filing of this Amendment No. 1, this Amendment No. 1 includes Item 18. Financial Statements. This Amendment No. 1 does not, and does not purport to, amend, modify, update, restate or change in any way the information contained or disclosures made in the Form 20-F, including the previously reported consolidated financial statements. This Amendment No. 1 speaks as of the original filing date of the Form 20-F, and does not reflect events that may have occurred subsequent to the date the Form 20-F was filed with the SEC.

Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 1 are attached as exhibits to this Amendment No. 1. The only change in these certifications from the certifications of the Company’s principal executive officer and principal financial officer filed as exhibits to the Form 20-F is their date.  In addition, the Company is also attaching as Exhibit 101 hereto the Interactive Data File disclosure furnished as Exhibit 101 to the Form 20-F.  No changes have been made to the Interactive Data File disclosure furnished as Exhibit 101 to this Amendment No. 1 from the Interactive Data File disclosure furnished as Exhibit 101 to the Form 20-F.

PART III

Item 18.                      Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.                      Exhibits

Exhibit Number	Description
1012.1 1312.2 1313.1 1313.2
Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
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

Dated: April 18, 2013

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

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
April 27, 2012 (April 3, 2013 as to the effects of the reverse stock split described in Notes 1 and 12 to the consolidated financial statements.)

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