Form 20-F
period 2013-12-31
Paragon Shipping Inc.
filed 2014-03-27
CIK 1401112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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
15 Karamanli Ave., GR 166 73, Voula, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, $0.001 par value	Nasdaq Global Market
Preferred stock purchase rights	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2013, there were 17,669,442 shares of the registrant's Common Stock, par value $0.001 per share, outstanding.

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

☒Yes  ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒Yes  ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See the definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated file ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards ☐	Other ☐

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

The following table sets forth our selected consolidated financial data and other operating data, which are stated in U.S. dollars, other than share data, as of and for the years ended December 31, 2009, 2010, 2011, 2012 and 2013. The selected data is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2011, 2012 and 2013, and the consolidated balance sheets at December 31, 2012 and 2013, together with the notes thereto, are included elsewhere in this annual report. The following data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

Following the 10-for-1 reverse stock split effectuated on November 5, 2012, pursuant to which every ten shares of our common stock issued and outstanding were converted into one share of common stock, all share and per share amounts disclosed in the table below and in our consolidated financial statements included at the end of this annual report have been retroactively restated to reflect this change in capital structure. Please refer to "Item 4. Information on the Company – A. History and Development of the Company."

	2009	2010	2011	2012	2013
STATEMENT OF COMPREHENSIVE INCOME / (LOSS) DATA
(Expressed in United States Dollars, except for share data)
Net revenue	$152,747,121	$111,700,109	$86,907,967	$50,300,679	$56,256,756
Operating income / (loss)	79,268,499	34,121,346	(275,225,740)	2,293,932	(2,954,345)
Comprehensive income / (loss)	65,678,614	22,895,280	(283,498,759)	(18,184,229)	(16,585,739)
Net income / (loss)	65,678,614	22,895,280	(283,498,759)	(17,557,125)	(16,953,032)
Earnings / (loss) per Class A common share, basic and diluted	$16.94	$4.43	$(47.61)	$(2.84)	$(1.31)
Weighted average number of Class A common shares, basic and diluted	3,802,652	4,981,272	5,793,792	6,035,910	12,639,128
Dividends declared per Class A common share	$2.00	$2.00	$0.50	—	—

Year ended December 31,

	2009	2010	2011	2012	2013
OTHER FINANCIAL DATA
(Expressed in United States Dollars)
Net cash from operating activities	$80,406,754	$60,613,801	$45,467,429	$13,376,809	$4,563,696
Net cash (used in) / from investing activities	(40,500,000)	(142,151,113)	43,673,793	(15,702,244)	(6,441,495)
Net cash from / (used in) financing activities	25,611,672	(17,634,931)	(109,365,640)	5,438,803	15,502,871

	As of December 31,

	2009	2010	2011	2012	2013
BALANCE SHEET DATA
(Expressed in United States Dollars)
Total current assets	$190,049,436	$55,503,278	$37,457,564	$31,333,204	$44,220,084
Total assets	812,692,848	821,276,010	432,073,937	419,974,902	419,545,980
Total current liabilities	78,990,340	45,212,355	40,486,845	21,971,886	23,655,911
Long-term debt	270,235,000	282,757,012	169,096,000	181,114,926	162,857,176
Total liabilities	356,427,030	330,804,343	210,849,790	204,454,389	186,895,203
Capital stock	5,119	5,587	6,090	11,001	17,669
Total shareholders' equity / net assets	456,265,818	490,471,667	221,224,147	215,520,513	232,650,777

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Industry Specific Risk Factors

The drybulk shipping industry is cyclical and volatile, with charter hire rates and profitability currently at depressed levels, and the recent global economic recession has resulted in decreased demand for drybulk shipping, which has and may continue to negatively impact our operations.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk carriers varies widely; however, the continued downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels in 2008. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for drybulk cargoes carried internationally at sea, including coal, iron ore, grain and minerals. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters upon their expiration or termination, all of which are scheduled to expire in 2014, assuming the earliest redelivery dates, at rates sufficient to allow us to meet our obligations or at all.

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

The recent downturn in the drybulk carrier charter market has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may adversely affect our ability to comply with our loan covenants.

The recent downturn in the drybulk charter market, from which we derive our revenues, has severely affected the entire drybulk shipping industry and our business. The Baltic Dry Index, or the BDI, an index published by the Baltic Exchange Limited of shipping rates for key drybulk routes, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI recorded a 25-year record low of 647 in February 2012. During 2013, the BDI remained volatile, ranging from a low of 698 in January to a high of 2,337 in December, before ending the year at 2,277. The BDI has since decreased to 1,496 as of March 26, 2014.

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

The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and ability to comply with the financial and security coverage ratio covenants contained in our loan and credit facilities. There can be no assurance as to how long charter rates and vessel values will remain at their current levels and the market could decline. If charter rates and vessel values in the drybulk market decline and remain at low levels for any significant period in 2014, this will have an adverse effect on our revenues, profitability, cash flows and our ability to maintain compliance with the financial and security coverage ratio covenants contained in our loan and credit facilities.

If economic conditions throughout the world do not improve, it will impede our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. The downturn in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. While market conditions have improved since 2008, continuing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. Over the past five years, credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity. While credit conditions are improving, global financial markets and economic conditions have been, and continue to be, disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at lower levels compared to the period preceding 2008. As of December 31, 2013, we had total outstanding indebtedness of $180.1 million (of principal balance) under our credit facilities.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP is estimated to remain around 7.7%, approximately the same growth rate as for the year ended December 31, 2013, remaining below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our results of operations and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

The inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. Potential adverse developments in the outlook for European countries could reduce the overall demand for drybulk cargoes and for our services. Market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, off the coast of West Africa and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since 2006, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

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

As of the date of this annual report, we have a contract for the construction of one 4,800 TEU newbuilding containership, the C/V Box King, that is scheduled to be delivered to us during the second quarter of 2014. We have entered into an agreement with Box Ships Inc. (NYSE: TEU), or Box Ships, a related party entity, pursuant to which we have granted Box Ships the option to acquire our newbuilding containership by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. If Box Ships does not exercise its option to acquire our containership under construction, we will be permitted to charter the vessel on period charters commencing not more than 45 days after its delivery to us and our investment in the containership industry will generally depend on continued growth in world and regional demand for container shipping services. The recent global economic slowdown has resulted in decreased demand for container shipping and a related decrease in charter rates.

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

Our ability to employ our newbuilding containership, if Box Ships does not exercise its option to acquire the vessel within 45 days after its delivery to us, will depend upon, among other things, the prevailing state of the containership market when the vessel are available for employment, which can be affected by consumer demand for products shipped in containers. If the containership market is in a period of sustained depression when we take delivery of the containership, we may be unable to operate the vessel profitably.

In addition, the size of the containership orderbook has remained at high levels in the last 12 months and newbuilding containerships with an aggregate capacity of 3.8 million TEU were on order, representing 22% of the total fleet capacity, as of March 2014. The size of the orderbook is large relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, particularly in conjunction with a reduced level of demand for container shipping, may result in a further reduction of charter rates.

If the containership market is in a period of sustained depression when we take delivery of our newbuilding containership and the containership global fleet capacity increases due to the delivery of newbuildings or further redeployment of previously idle vessels, we may be unable to charter the containership upon its delivery to us, which is scheduled for the second quarter of 2014, if Box Ships does not exercise its option to acquire the vessel, at rates suitable to operate the vessel profitably or at all.

An over-supply of drybulk carrier capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

The market supply of drybulk carriers has been increasing in large part as a result of the delivery of numerous newbuilding orders over the last few years, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2013. As of March 2014, newbuilding orders had been placed for an aggregate of more than 21% of the current global drybulk fleet, with deliveries expected during the next three years.

An over-supply of drybulk carrier capacity, particularly in conjunction with the currently reduced level of demand for drybulk shipping, may result in a further reduction of charter hire rates or prolong the period during which low charter hire rates prevail. If the current low charter rate environment persists or worsens and the drybulk global fleet capacity increases due to the delivery of newbuildings or further redeployment of previously idle vessels, we may not be able to recharter our drybulk vessels upon the expiration or termination of our current charters, all of which are scheduled to expire in 2014, assuming the earliest redelivery dates, or charter our drybulk newbuilding vessels that are scheduled to be delivered to us from the second quarter of 2014 through the second quarter of 2015 for which we have not yet arranged employment, at rates suitable to meet our obligations or at all.

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

Most of our vessels are currently employed on fixed rate time charters or voyage charters with expirations ranging from April 2014 to September 2014. Our vessels operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements, renew existing agreements during a time when charter rates are weaker or operate our vessels on the spot market, which could affect the amount of dividends, if any, that we pay to our shareholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns during these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality has not materially affected our operating results, it could materially affect our operating results and cash available for distribution to our shareholders as dividends, if any, in the future.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to, European Union Regulations, U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, including modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties, criminal liability, remediation costs and natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. For example, in November 2012, one of our vessels was arrested due to a prior sub-charterer's unsettled bunkering expenses. The respective vessel was detained for approximately 19 days and was released in December 2012, after the issuance of a letter of guarantee from Allseas Marine S.A., or Allseas or our Manager, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, that is responsible for the commercial and technical management functions for our fleet and provides the services of our executive officers, and continued its employment. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

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

A violation of the security cover ratio, unless cured as set forth under the applicable loan or credit facility, or a violation of any of the financial covenants contained in our loan and credit facilities constitutes an event of default under our loan and credit facilities, which, unless waived or modified by our lenders, provides our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels, or may cause us to reclassify our indebtedness as current liabilities, which would impair our ability to continue to conduct our business. As a result of intense fluctuations in the drybulk charter market and the related fluctuation in vessel values, we were not in compliance with certain financial and security cover ratio covenants contained in certain of our loan and credit facilities in the past, and as such, we obtained waivers of the relevant covenant breaches, entered into amendments to the relevant facilities or refinanced the affected debt and deposited additional security to cure the shortfall in the security cover required to be maintained under the relevant facilities. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan and Credit Facilities."

We may not be successful in obtaining additional waivers of covenant breaches or amendments to covenants contained in our loan and credit facilities or refinancing the affected debt if we are not in compliance with the original covenants in our loan and credit facilities when our existing waivers expire. Accordingly, our lenders could accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to conduct our business and continue as a going concern. Furthermore, all of our loan and credit facilities contain a cross-default provision that may be triggered by a default under one of our other loan or credit facilities. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross default provisions in all of our loan and credit facilities, the refusal of any one lender to grant or extend a waiver could result in all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective loan and credit facilities. If our outstanding indebtedness, which amounted to $180.1 million as of December 31, 2013, is accelerated in full or in part, in the current financing environment we may not be able to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which would adversely affect our ability to conduct our business. Moreover, any refinancing or additional financing may be more expensive and carry more onerous terms than those in our existing loan and credit facilities. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan and credit facilities.

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

In addition, under these covenants, we are required to maintain minimum liquidity as discussed in Note 8 in our consolidated financial statements included at the end of this annual report.

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

Certain existing stockholders, who hold approximately 27.8% of our outstanding common shares, may have the power to exert control over us, which may limit your ability to influence our actions.

As of the date of this annual report, Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, beneficially owned a total of 6,856,064 common shares, or approximately 27.8% of our outstanding common shares, all of which are held indirectly through Innovation Holdings S.A., or Innovation Holdings, a company beneficially owned and controlled by Mr. Bodouroglou, and Loretto Finance Inc., or Loretto, a wholly owned subsidiary of Allseas, that is controlled by Mr. Bodouroglou and members of his family. Due to the number of shares he owns, Mr. Bodouroglou has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of Mr. Bodouroglou may be different from your interests.

We will need to procure significant additional financing in order to complete the construction of our newbuilding vessels, which may be difficult to obtain on acceptable terms or at all.

As of the date of this annual report, our newbuilding program was comprised of one 4,800 TEU containership, the C/V Box King, under construction at Zhejiang Ouhua Shipbuilding, or Ouhua, scheduled for delivery in the second quarter of 2014, four Ultramax drybulk carriers under construction at Yangzhou Dayang Shipbuilding Co. Ltd., or Dayang, scheduled for delivery between the second quarter of 2014 and the second quarter of 2015, and three Kamsarmax drybulk carriers under construction at Jiangsu Yangzijiang Shipbuilding Co., or Yangzijiang, scheduled for delivery between the second and fourth quarter of 2015. The estimated total contractual cost of our newbuilding vessels amounted to $256.2 million, of which an aggregate of $178.4 million was outstanding as of the date of this annual report and is due upon delivery of the vessels.

In order to complete the construction of our newbuilding program, we will need to procure significant additional financing. On May 17, 2013, we signed an agreement with China Development Bank, or CDB, for a $69.0 million to partially finance two 4,800 TEU containerships under construction that were expected to be delivered in the second quarter of 2014. Following the cancellation of one of the two 4,800 TEU containership newbuilding contracts as discussed in Note 4 in our consolidated financial statements included at the end of this annual report, we are currently in discussions with CDB to amend the terms of the credit facility accordingly. In addition, we have entered into a commitment with HSH Nordbank AG, subject to the execution of definitive documentation, to partially finance our first two Ultramax newbuilding drybulk carriers, the Hull no. DY152 and the Hull no. DY153. For each of the two Ultramax vessels, HSH Nordbank AG agreed to finance the lower of $17.2 million or 65% of the vessels' market value upon their delivery. We have not yet secured financing for our remaining two Ultramax drybulk newbuildings and our three Kamsarmax drybulk newbuildings. If for any reason we fail to take delivery of the newbuilding vessels described above, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction, which amounted to an aggregate of $77.8 million as of the date of this annual report, and we may incur additional costs and liability to the shipyard under the construction contracts.

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

We derive a significant part of our charter hire from a small number of customers. For the year ended December 31, 2013, we derived 47% of our voyage revenues from two charterers, as presented in our audited consolidated financial statements, included elsewhere in this annual report. Most of our vessels are currently employed on fixed rate time charters or voyage charters with expirations ranging from April 2014 to September 2014. If one or more of these charterers is unable to perform under one or more charters with us, or if a charterer exercises certain rights it may have to terminate the charter before its scheduled termination date, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

On March 9, 2011, we received a notice of termination, effective immediately, from Korea Line Corporation, or KLC, a South Korean shipping company that filed a petition for rehabilitation in January 2011, relating to our time charter with KLC for the M/V Pearl Seas, which was originally scheduled to expire no earlier than in August 2011. Under the charter, we were entitled to a gross daily rate of $37,300, with an optional extension of up to an additional 26 to 28 months at the charterers' option at a gross daily rate of $32,500, plus a 50% profit share above that level. Revenues from our charter with KLC were 16.2% of our total revenues for the year ended December 31, 2010. We received all charter hire due on the vessel until January 29, 2011. On September 15, 2011, we entered into a settlement agreement with KLC in relation to the early termination of the respective time charter, while in March 2013, the Seoul Central District Court approved an amended KLC rehabilitation plan, pursuant to which we received an aggregate of $0.4 million in cash and 65,896 shares of KLC. For more information on our settlement agreement with KLC, refer to Note 16 in our consolidated financial statements included at the end of this annual report.

In addition, as of December 31, 2011, the M/V Friendly Seas was chartered to Deiulemar Compagnia Di Navigazione S.P.A., or Deiulemar, at a gross daily rate of $33,750 and a remaining minimum duration of 27 months. Deiulemar failed to provide payment due since January 5, 2012 and failed to provide the M/V Friendly Seas with voyage instructions. Accordingly, we provided Deiulemar with written notice of termination of the charter and took delivery of the vessel. Although we are still pursuing any claims we may have against Deiulemar due to its failure to meet its obligations under the time charter agreement, it is unlikely that we will recover the amounts due to us under the charter.

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

We may be required to recognize additional losses relating to our investment in KLC if the value of KLC's shares declines further.

As of September 30, 2013 and December 31, 2013, we considered the decline in the fair value of the 65,896 shares of KLC owned by us as other than temporary and therefore, the investment was impaired and an aggregate loss of $1.9 million was recorded. If the fair value of KLC's shares declines further due to other than temporary reasons, we will be required to recognize additional losses.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. Most of our vessels are currently employed on fixed rate time charters or voyage charters with expirations ranging from April 2014 to September 2014. If the spot charter rates or short-term time charter rates in the drybulk shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to recharter our vessels at lower charter rates, as was the case with the M/V Pearl Seas and the M/V Friendly Seas described above, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in our loan and credit facilities.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into contracts with Ouhua, Dayang and Yangzijiang for the construction of one 4,800 TEU containership, the C/V Box King, scheduled for delivery in the second quarter of 2014, four Ultramax drybulk carriers scheduled for delivery between the second quarter of 2014 and the second quarter of 2015, and three Kamsarmax drybulk carriers scheduled for delivery between the second and fourth quarter of 2015. The estimated total contractual cost of our newbuilding vessels amounted to $256.2 million, of which an aggregate of $178.4 million was outstanding as of the date of this annual report and is due upon delivery of the vessels.

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

We primarily employ our vessels in the spot charter market, on short-term time charters or on voyage charters, ranging from 10 days to three months. However, depending on the time charter market, we may decide from time to time to employ our vessels on medium to long-term time charters. As of the date of this annual report, most of our vessels were employed on fixed-rate time charters or voyage charters, all of which are scheduled to expire in 2014. We have not yet secured employment for our 4,800 TEU containership newbuilding vessel under construction, which is scheduled to be delivered to us in the second quarter of 2014, for our four Ultramax drybulk carriers under construction, which are scheduled to be delivered to us between the second quarter of 2014 and the second quarter of 2015, and for our three Kamsarmax drybulk carriers under construction, which are scheduled to be delivered to us between the second and fourth quarter of 2015. Currently, prevailing drybulk carrier charter rates and containership charter rates are below historical averages. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new time charters during periods when charter rates are at depressed levels, as was the case with respect to certain of our vessels in 2012, we may have to employ our vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our vessels profitably to allow us to repay our debt and meet our other obligations.

We may be required to recognize additional losses relating to our investment in Box Ships if the stock price of Box Ships' common share declines further.

Currently, we own 13.6% of the outstanding common shares of Box Ships. As of September 30, 2013 and as of December 31, 2013, we considered the decline of the fair value of the investment in Box Ships as other than temporary and therefore, the investment was impaired and an aggregate loss of $8.2 million was recorded. The fair value of our investment in Box Ships based on the closing price of Box Ships' common shares on the NYSE on December 31, 2013, or $3.29, was $11.3 million.

If the stock price of Box Ships' common share declines further due to other than temporary reasons, we will be required to recognize additional losses. The fair value of our investment in Box Ships, based on the closing price of Box Ships' common share on the NYSE on March 26, 2014, of $2.40, was $8.3 million.

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

We intend to grow our business through the acquisition of our eight contracted newbuilding vessels and we may make selective acquisitions of other additional secondhand and newbuilding vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise newbuilding vessels we may order, and obtain required debt or equity financing on acceptable terms.

A delay in the delivery to us of any vessel we contract to acquire, including our eight newbuilding vessels, or the failure of the seller or shipyard to deliver a vessel to us at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

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

In addition, we may seek to terminate a newbuilding contract due to market conditions, financing limitations, significant delay in the delivery of the vessels or other reasons. If for any reason we fail to take delivery of our eight newbuilding vessels, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction, which amounted to an aggregate of $77.8 million as of the date of this annual report, and we may incur additional costs and liability to the shipyard under the construction contracts.

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

As a result of the market conditions in the international shipping industry, our Board of Directors, beginning with the first quarter of 2011, has suspended payment of our common share quarterly dividend. Our dividend policy is assessed by the Board of Directors from time to time. The suspension allows us to retain cash and increase our liquidity so we are in a better position to capitalize on investment opportunities during the weakened market conditions. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, including restrictions on our ability to pay dividends under the terms of our loan and credit facilities, limit our ability to pay dividends.

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

We have entered into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under certain of our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2013, the fair value of our interest rate swaps was a liability of $1.3 million.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2013, we had outstanding indebtedness of $180.1 million. We expect to incur additional indebtedness in order to fund the aggregate remaining purchase commitments for our eight newbuilding vessels amounting to $178.4 million as of the date of this annual report, and any further growth of our fleet. This level of debt could have significant adverse consequences to our business and future prospects, including the following:

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

As of December 31, 2013, we had $180.1 million of outstanding indebtedness under our loan and credit facilities. We cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all. For so long as we have outstanding indebtedness under our loan and credit facilities, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. We may not be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our loan and credit facilities or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. In addition, if the recent financial difficulties experienced by financial institutions worldwide lead to such institutions being unable to meet their lending commitments, that inability could have a material adverse effect on our ability to meet our obligations and grow our fleet. If we are not able to borrow under our existing or future debt agreements and are unable to find alternative sources of financing on terms that are acceptable to us or at all, our business, financial condition, results of operations and cash flows may be materially adversely affected.

We may have difficulty effectively managing our planned growth.

Since the completion of our initial public offering in August 2007, we have increased the size of fleet from six drybulk carriers to fourteen drybulk carriers. In addition, as of the date of this annual report, our current newbuilding program consists of two Ultramax drybulk carriers and one 4,800 TEU containership that are scheduled to be delivered in 2014, as well as two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015. We have granted Box Ships the option to acquire our newbuilding containership by way of a novation of the construction contract from us at any time prior to the vessel's delivery to us, or purchase of the vessel at any time after its delivery to us, so long as the vessel is owned by us at such time.

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

The expansion of our fleet may impose significant additional responsibilities on our management and the management and staff of Allseas, a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, that is responsible for the commercial and technical management functions for our fleet and provides the services of our executive officers, and may necessitate that we and Allseas increase the number of personnel. Allseas may have to increase its customer base to provide continued employment of our fleet, and such costs will be passed on to us by Allseas.

We are dependent on Allseas for the commercial and technical management of our fleet, as well as to provide us with our executive officers, and the failure of Allseas to satisfactorily perform its services may adversely affect our business.

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

Although we have entered into a non-competition agreement with Box Ships and Mr. Michael Bodouroglou, as a result of the conflicts discussed above, Allseas may favor its own interests, the interests of Box Ships and the interests of its affiliates, and our executive officers may favor the interests of Allseas, Box Ships and its affiliates, over our interests and those of our shareholders, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of the date of this annual report, our fleet was comprised of eight Panamax drybulk carriers, two Supramax drybulk carriers and four Handysize drybulk carriers with an aggregate capacity of 853,699 dwt and an average age of 7.5 years. In addition, our newbuilding program consists of two Ultramax drybulk carriers and one 4,800 TEU containership that are scheduled to be delivered in 2014, as well as two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. However, our exposure to floating interest rate is only partially hedged. For more information on our interest rate swap agreements, refer to Note 9 in our consolidated financial statements included at the end of this annual report.

Historically, LIBOR has been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

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

We and each of our subsidiaries qualify for this statutory tax exemption and we take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would no longer qualify for exemption under Section 883 for a particular taxable year if shareholders resident in certain jurisdictions with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances with regard to our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to the tax exemption under Section 883 for any taxable year, we or our subsidiaries would be subject during those years to a 4% U.S. federal income tax on our gross U.S. source shipping income (without allowance for deduction) under section 887 of the Code. The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. In the absence of exemption from tax under Section 883, we would have been subject to a 4%
tax on our gross U.S.-source shipping income equal to approximately $0.2 million for the year ended December 31, 2013.

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

As of December 31, 2013, 252 seafarers were employed, mainly by Crewcare, our manning agent, to crew our vessels. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. These agreements may not prevent labor interruptions. Any labor interruption could disrupt our operations and harm our financial performance.

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

Risks Relating to Our Common Shares

The continued downturn in the drybulk carrier charter market has had a significant adverse impact on the market price of our common shares and may affect our ability to maintain our listing on NASDAQ or other securities exchange on which our common shares may be traded.

The continued weakness in the drybulk charter market has caused the price of our common shares to decline significantly since 2008. On November 25, 2011, we received notification from the NYSE, on which we were then listed, that we were no longer in compliance with the NYSE's continued listing requirements because the average closing price of our common shares had fallen below $1.00 for a consecutive 30-trading day period. In November 2012, with the approval of shareholders at our 2012 annual general meeting of shareholders, we conducted a 10-for-1 reverse stock split of our issued and outstanding common shares in order to continue to meet the minimum continued listing standards of the NYSE. Subsequently, the NYSE notified us that we had regained compliance on December 19, 2012.  In April of 2013, we voluntarily transferred the listing of our common stock to NASDAQ. Further declines in the trading price of our common shares may cause us to fail to meet certain of the continuing listing standards of NASDAQ, which could result in the delisting of our common shares. If our shares cease to be traded on the NASDAQ or on another national securities exchange, the price at which you may be able to sell your common shares of the company may be significantly lower than their current trading price or you may not be able to sell them at all. The failure of our common shares to be listed on the NASDAQ may also result in defaults under our credit facilities. We are currently in compliance with all applicable NASDAQ listing standards.

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

In addition, in order to incentivize Allseas' continued services to us, we have entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares to Loretto in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. As of the date of this annual report, we had issued a total of 469,958 of our common shares to Loretto pursuant to this agreement.

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

Business Development

Effective as of the close of trading on November 5, 2012, we effectuated a 10-for-1 reverse stock split of our issued and outstanding common shares. Our common shares commenced trading on the NYSE on a split-adjusted basis upon the open of trading on November 6, 2012. The reverse stock split was approved by shareholders at the 2012 annual general meeting of shareholders held on October 24, 2012 and by our Board of Directors on October 24, 2012. The reverse stock split reduced the number of our issued and outstanding common shares and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise held a fractional share of our common stock as a result of the reverse stock split received a cash payment in lieu of such fractional share. The reverse stock split was completed in response to a notification we received on November 25, 2011 from the NYSE that we were no longer in compliance with the NYSE's continued listing requirements because the average closing price of our common shares had fallen below $1.00 for a consecutive 30-trading day period. Subsequent to the reverse stock split, the NYSE notified us that we had regained compliance with its continued listing criteria on December 19, 2012. Effective with the opening on April 12, 2013, our common shares ceased trading on the NYSE and commenced trading on NASDAQ.

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

As our common shares become eligible for re-sale under Rule 144, or if Innovation Holdings exercises its registration rights pursuant to the registration rights agreement discussed above, the volume of sales of our common shares on the Nasdaq Global Market or such other securities exchange on which our common shares are listed may increase, which could reduce the market value of our common shares.

In 2012, we entered into supplemental agreements and, subject to certain conditions, agreed to amended terms with several of our lenders. The respective amendments are collectively referred as our debt restructuring program. Several of the agreements in our debt restructuring program were subject to a number of conditions. In the first quarter of 2013, all conditions required to complete our debt restructuring program were satisfied with retroactive effect as of December 31, 2012 and thus, the debt restructuring program was finalized and effective from December 31, 2012. For more information regarding the restructuring of our loan and credit facilities, please refer to the discussion under the heading "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan and Credit Facilities" and to Note 8 in our consolidated financial statements included at the end of this annual report.

On September 27, 2013, we completed a public offering of 6,000,000 of our common shares at $5.75 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 782,609 additional common shares. The net proceeds from the offering, which amounted to $31.9 million, net of underwriting discounts and commissions of $2.0 million and offering expenses of $0.5 million, were used to fund the initial deposits and other costs associated with the purchase of two Ultramax newbuilding drybulk carriers, the Hull no. DY152 and the Hull no. DY153, as discussed below, and general corporate purposes.

On February 18, 2014, we completed a public offering of 6,785,000 of our common shares at $6.25 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 885,000 additional common shares. The net proceeds from the offering, which amounted to $39.7 million, net of underwriting discounts and commissions of $2.3 million and estimated offering expenses payable by us of $0.3 million, will be used for vessel acquisitions and general corporate purposes.

As of the date of this annual report, we had 24,622,142 common shares outstanding.

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

On March 17, 2011, we entered into an agreement with Ouhua to substitute our contracts for the construction of two Kamsarmax drybulk vessels that were scheduled for delivery in the third and fourth quarters of 2012 with contracts for the construction of two 4,800 TEU containerships with deliveries scheduled in the fourth quarter of 2013.

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

On August 4, 2011, we agreed to convert our then final Kamsarmax newbuilding contract into one of the initial two 4,800 TEU containership newbuilding contracts.

On October 13, 2011, we agreed to sell our Handymax drybulk carrier M/V Crystal Seas to an unaffiliated third party for $14.0 million, less a 3.0% commission. The vessel was delivered to her new owners on November 2, 2011.

On May 4 and on June 18, 2012, we took delivery of our first two newbuilding Handysize drybulk vessels, the M/V Prosperous Seas and the M/V Precious Seas, respectively. In 2012, we paid an amount of $29.3 million to the shipyard, representing the final installment of the respective vessels, which was financed from the syndicated secured loan facility led by Nordea Bank Finland Plc, or Nordea, and cash on hand.

On September 24, 2012, we agreed with Ouhua to postpone the delivery dates of our remaining two Handysize drybulk and two 4,800 TEU containerships under construction and to change the apportionment of the advances already paid among the vessels under construction.

On January 29, 2013, we took delivery of our third Handysize drybulk vessel, the M/V Priceless Seas. In January 2013, we paid an amount of $1.4 million to the shipyard representing the final installment of the respective vessel, which was financed with cash on hand.

On October 3, 2013, following the completion of our public offering of 6,000,000 common shares, we completed the acquisition of shipbuilding contracts for two Ultramax newbuilding drybulk carriers from Allseas. The Ultramax newbuildings have a carrying capacity of 63,500 dwt each, and are currently under construction at Dayang with scheduled delivery in the second and third quarters of 2014, respectively. The acquisition cost of these two newbuildings is $26.5 million per vessel, or $53.0 million in the aggregate. In October 2013, we paid an amount of $8.1 million per vessel, and the balance of the contract price, or $18.4 million per vessel, will be payable upon the delivery of each vessel.

In December 2013, we agreed to acquire, subject to certain closing conditions that were lifted in the first quarter of 2014, shipbuilding contracts for two additional Ultramax newbuilding drybulk carriers from Allseas. The Ultramax newbuildings are sister ships to the two Ultramax newbuildings we previously acquired, have a carrying capacity of 63,500 dwt each, and are currently under construction at Dayang with scheduled deliveries in the second quarter of 2015. The total consideration for these two Ultramax newbuildings amounted to $56.5 million. In February 2014, we paid an amount of $5.6 million per vessel, and the balance of the contract price, or $22.7 million per vessel, will be payable $3.9 million upon the commencement of the steel cutting of each vessel and $18.8 million upon the delivery of each vessel.

In December 2013, we also entered into an agreement with Ouhua to cancel one of our two 4,800 TEU containership newbuilding contracts at no cost to us, to transfer the deposit to the remaining containership and to reduce its contract price from the original $57.5 million to $55.0 million. The balance of the contract price is due upon delivery of the vessel in the second quarter of 2014 and will be financed through our loan facility with China Development Bank, subject to certain closing conditions. We have granted Box Ships an option to acquire the containership newbuilding by way of a novation of the relevant construction contract from us at any time prior to the vessel's delivery to us, or purchase of the vessel at any time after its delivery to us, so long as the vessel is owned by us at such time.

On January 7, 2014, we took delivery of our fourth Handysize drybulk vessel, the M/V Proud Seas. In January 2014, an amount of $21.6 million was paid to the shipyard representing the final installment of the respective vessel, which was financed from the syndicated secured loan facility led by Nordea.

In March 2014, we entered into contracts with Yangzijiang for the construction of three Kamsarmax newbuilding drybulk carriers. The Kamsarmax newbuildings have a carrying capacity of 81,800 dwt each, with scheduled delivery between the second and fourth quarter of 2015. The acquisition cost of these three newbuildings is $30.55 million per vessel, or $91.65 million in the aggregate. In March 2014, we paid an amount of $9.16 million per vessel, and the balance of the contract price, or $21.39 million per vessel, will be payable upon the delivery of each vessel.

B.	Business overview

Introduction

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials, along worldwide shipping routes.

As of the date of this annual report, our operating fleet consisted of eight Panamax drybulk carriers, two Supramax drybulk carriers and four Handysize drybulk carriers with an aggregate capacity of 853,699 dwt and an average age of 7.5 years.

Prior to April 2011, we owned and operated three containerships. In the second quarter of 2011, we sold these containerships to Box Ships, then our wholly-owned subsidiary. Box Ships completed its initial public offering in April, 2011, and we continue to own 3,437,500 shares of Box Ships, which, as of the date of this annual report, represents approximately 13.6% of Box Ships' issued and outstanding common shares.

In addition, as of the date of this annual report, our newbuilding program consisted of two Ultramax drybulk carriers and one 4,800 TEU containership that is scheduled to be delivered in 2014, as well as two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015. The estimated total contractual cost of our newbuilding vessels amounted to $256.2 million, of which an aggregate of $178.4 million was outstanding as of the date of this annual report. We have granted Box Ships the option to acquire our newbuilding containership by way of a novation of the construction contract from us at any time prior to the vessel's delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time.

Allseas is responsible for all commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Allseas is beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou.

Our Fleet

The following tables present certain information concerning our fleet as of the date of this annual report.

Operating drybulk fleet

Vessel Name and Type	DWT	Year Built	Charter Type	Charterer Name	Gross Daily Charter Rate (1)	Re-delivery from Charterer (2)
						Earliest	Latest
Panamax
Dream Seas	75,151	2009	Period	Louis Dreyfus Commodities Ocean Freight Llc.	$15,500	Jun. 2014	Jun. 2014
Coral Seas	74,477	2006	Spot
Golden Seas	74,475	2006	Period	Al Ghurair Resources Llc.	$11,400	Jun. 2014	Jun. 2014
Pearl Seas	74,483	2006	Voyage	HC Trading Malta Ltd.		Apr. 2014	Apr. 2014
Diamond Seas	74,274	2001	Period	Marubeni Corporation	$12,450	Apr. 2014	Apr. 2014
Deep Seas	72,891	1999	Period	Oldendorff Carriers GmbH & Co. KG	$11,000	Apr. 2014	Apr. 2014
Calm Seas	74,047	1999	Period	Oldendorff Carriers GmbH & Co. KG	$11,000	Apr. 2014	Apr. 2014
Kind Seas	72,493	1999	Period	DS Norden A/S	$10,250	Apr. 2014	Apr. 2014
Total Panamax	592,291
Supramax
Friendly Seas	58,779	2008	Period	NYK Bulk & Projects Carrier Ltd.	$12,000	Jun. 2014	Jun. 2014
Sapphire Seas	53,702	2005	Period	Pacific Basin Handymax Ltd.	$21,850	Apr. 2014	Apr. 2014
Total Supramax	112,481
Handysize
Prosperous Seas	37,293	2012	Period	Cargill International S.A.	$12,125	Apr. 2014	Jul. 2014
Precious Seas	37,205	2012	Period	Cargill International S.A.	$12,125	May 2014	Sept. 2014
Priceless Seas	37,202	2013	Period	Pacific Basin Handysize Ltd.	$10,750	Apr. 2014	Apr. 2014
Proud Seas	37,227	2014	Voyage	Orient Asia Lines Limited		May 2014	May 2014
Total Handysize	148,927
Total	853,699

(1)	Daily charter hire rates in this table do not reflect commissions, which are payable by us to third party chartering brokers and Allseas, ranging from 1.25% to 6.25%, including the 1.25% to Allseas.

(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon expiration of the charter.

Drybulk Newbuildings we have agreed to acquire

Vessel Name	DWT	Shipyard	Expected Shipyard Delivery
Ultramax
Hull no. DY152	63,500	Yangzhou Dayang Shipbuilding Co. Ltd.	Q2 2014
Hull no. DY153	63,500	Yangzhou Dayang Shipbuilding Co. Ltd.	Q3 2014
Hull no. DY4050	63,500	Yangzhou Dayang Shipbuilding Co. Ltd.	Q2 2015
Hull no. DY4052	63,500	Yangzhou Dayang Shipbuilding Co. Ltd.	Q2 2015
Total Ultramax	254,000
Kamsarmax
Hull no. YZJ1144	81,800	Jiangsu Yangzijiang Shipbuilding Co.	Q2 2015
Hull no. YZJ1145	81,800	Jiangsu Yangzijiang Shipbuilding Co.	Q2 2015
Hull no. YZJ1142	81,800	Jiangsu Yangzijiang Shipbuilding Co.	Q4 2015
Total Kamsarmax	245,400
Total	499,400

 Containership Newbuilding we have agreed to acquire

Vessel Name	TEU	Shipyard	Expected Shipyard Delivery
Box King (1)	4,800	Zhejiang Ouhua Shipbuilding	Q2 2014
Total	4,800

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

We have also entered into separate agreements with Allseas with respect to the provision of administrative services and certain executive services.  For additional information regarding the above-referenced agreements, and other agreements that we have with Allseas and other affiliated companies, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas."

Chartering of our Fleet

We primarily employ our vessels in the spot charter market, on short-term time charters or on voyage charters, ranging from 10 days to three months. However, depending on the time charter market, we may decide from time to time to employ our vessels on medium to long-term time charters. Most of our vessels are currently employed on fixed rate time charters or voyage charters with expirations ranging from April 2014 to September 2014.

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

For the year ended December 31, 2013, approximately 47% of our revenue was derived from two charterers who individually accounted for more than 10% of our charter revenue, as follows:

Customer	Year ended December 31, 2013
Intermare Transport GmbH	13.4%
Cargill International S.A.	33.6%

On March 9, 2011, we received a notice of termination, effective immediately, from KLC, a South Korean shipping company that filed a petition for rehabilitation in January 2011, relating to our time charter with KLC for the M/V Pearl Seas, which was originally scheduled to expire no earlier than in August 2011. Under the charter, we were entitled to a gross daily rate of $37,300, with an optional extension of up to an additional 26 to 28 months at the charterers' option at a gross daily rate of $32,500, plus a 50% profit share above that level. Revenues from our charter with KLC were 16.2% of our total revenues for the year ended December 31, 2010. We received all charter hire due on the vessel until January 29, 2011. On September 15, 2011, we entered into a settlement agreement with KLC in relation to the early termination of the respective time charter, while in March 2013, the Seoul Central District Court approved an amended KLC rehabilitation plan, pursuant to which we received an aggregate of $0.4 million in cash and 65,896 shares of KLC. For more information on our settlement agreement with KLC, refer to Note 16 in our consolidated financial statements included at the end of this annual report.

In addition, as of December 31, 2011, the M/V Friendly Seas was chartered to Deiulemar at a gross daily rate of $33,750 and a remaining minimum duration of 27 months. Deiulemar failed to provide payment due since January 5, 2012 and failed to provide the M/V Friendly Seas with voyage instructions. Accordingly, we provided Deiulemar with written notice of termination of the charter and took delivery of the vessel. Although we are still pursuing any claims we may have against Deiulemar due to its failure to meet its obligations under the time charter agreement, it is unlikely that we will recover the amounts due to us under the charter.

The Drybulk Shipping Industry

The global drybulk carrier fleet may be divided into seven categories based on a vessel's carrying capacity. These categories consist of:

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

•
Panamax/Kamsarmax vessels have a carrying capacity of 68,000-89,999 dwt. These vessels carry coal, iron ore, grains, and, to a lesser extent, minor bulks, including steel products, cement and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels with regard to accessing different trade routes. Most Panamax and Post-Panamax vessels are "gearless," and therefore must be served by shore-based cargo handling equipment.

•
Ultramax vessels have a carrying capacity of 60,000-67,999 dwt. Same as Supramax, Ultramax vessels operate in a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Ultramax vessels are normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional Panamax vessels.

•
Handymax/Supramax vessels have a carrying capacity of 40,000-59,999 dwt. Handymax vessels operate in a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax vessels are ships between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of March 2014, the orderbook of new drybulk vessels scheduled to be delivered represented approximately 21% of the world drybulk fleet at that time, with most vessels on the orderbook expected to be delivered during the next three years. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

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

In 2008, the BDI declined 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI recorded a 25-year record low of 647 in February 2012. During 2013, the BDI remained volatile, ranging from a low of 698 in January to a high of 2,337 in December, before ending the year at 2,277. The BDI has since decreased to 1,496 as of March 26, 2014.

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

Newbuilding prices increased significantly between 2003 and 2008, due to tightness in shipyard capacity, high levels of new ordering and stronger freight rates. However, with the sudden and steep decline in freight rates, after August 2008 and lack of new vessel ordering, newbuilding vessel values started to decline. The values of vessels in the secondhand market rose sharply in 2004 and 2005 as a result of the steep increase in newbuilding prices and the strength of the charter market during that period, before declining in the early part of 2006, only to rise thereafter to reach historical highs in the third quarter of 2008. However, the significant downturn in freight rates since August 2008 has negatively impacted secondhand values. Currently, newbuilding and secondhand values have risen from the lows reached in late 2012 and early 2013, however values remain well below the historically high levels reached in the third quarter of 2008.

Competition

We operate in a highly competitive market based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Allseas arranges our charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with other owners of drybulk carriers, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of drybulk carriers is highly fragmented and is divided among publicly listed companies, state controlled owners and independent shipowners. Some of our publicly listed competitors include Baltic Trading Inc. (NYSE: BALT),Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (NASDAQ: DRYS), Excel Maritime Carriers Ltd. (NYSE: EXM), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Holdings Inc. (NYSE: NM), Star Bulk Inc. (NASDAQ: SBLK), Safe Bulkers Inc. (NYSE: SB) and Scorpio Bulkers (NYSE: SALT).

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

Sulfur content standards are even stricter within certain "Emission Control Areas," or ECAs. By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs; the United States Caribbean Sea adjacent to Puerto Rico and the U.S. Virgin Islands was also so designated as of January 1, 2014. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered into force as of January 1, 2014. The Convention on Limitation of Liability for Maritime Claims was recently amended and the amendments are expected to go into effective on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship-owners.

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

The IMO continues to adopt new regulations. It is impossible to predict what additional regulations, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.

OPA and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act (OPA) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

Other Environmental Initiatives

The Clean Water Act (CWA) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent then U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. On March 28, 2013, the EPA re-issued the VGP for another five years; this 2013 VGP took effect December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 entered into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. The International Association of Classification Societies adopted harmonized Common Rules that align with the IMO goal standards, in 2013. All our vessels are certified as being "in class" by Lloyd's Register of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

As of the date of this annual report, our operating fleet consisted of eight Panamax drybulk carriers, two Supramax drybulk carriers and four Handysize drybulk carriers with an aggregate capacity of 853,699 dwt and an average age of 7.5 years.

Prior to April 2011, we owned and operated three containerships. In the second quarter of 2011, we sold these containerships to Box Ships, then our wholly-owned subsidiary. Box Ships completed its initial public offering in April, 2011, and we continue to own 3,437,500 shares of Box Ships, which, as of the date of this annual report, represented approximately 13.6% of Box Ships' outstanding common shares.

In addition, as of the date of this annual report, our newbuilding program consisted of two Ultramax drybulk carriers and one 4,800 TEU containership that are scheduled to be delivered in 2014, as well as two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015. We have granted Box Ships the option to acquire our newbuilding containership by way of a novation of the construction contract from us at any time prior to the vessel's delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time.

Allseas is responsible for the commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Allseas also provides commercial and technical management services for Box Ships' fleet. Allseas is controlled by Mr. Bodouroglou.

We primarily employ our vessels in the spot charter market, on short-term time charters or on voyage charters, ranging from 10 days to three months. However, depending on the time charter market, we may decide from time to time to employ our vessels on medium to long-term time charters. Most of our vessels are currently employed on fixed rate time charters or voyage charters with expirations ranging from April 2014 to September 2014.

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

•
Available days. We define available days as the number of calendar days in a period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

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

•
Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, vessel upgrades, vessel positioning, dry-dockings or special or intermediate surveys.

•
Charter contracts. A period time charter and a trip time charter are generally contracts to charter a vessel for a specific period of time at a set daily rate. Under period time charters and trip time charters, the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross time charter revenues. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. In the case of a spot market voyage charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Whether our vessels are employed on time charters or on voyage charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot market rates.

Charter Revenues

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

When vessels are acquired with time charters attached and the charter rate on such charters is above or below the prevailing market rates at the time of acquisition, we allocate the purchase price of the vessel and the attached time charter on a relative fair value basis. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and our estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to charter revenues. For the years ended December 31, 2012 and 2013, there was no reduction or addition to charter revenues as a result of below and above market acquired time charters. As of December 31, 2012 and 2013, we had no asset or liability relating to out of market acquired time charters.

Voyage Expenses

Our voyage expenses exclude commissions and consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances, fuel costs and losses from the sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking for 2012 and 2013, that in the aggregate amounted to $0.5 million and $4.5 million, respectively. The sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking for 2011 resulted in gains of $0.5 million, which are presented under Vessel operating expenses.

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

Management Fees – Related Party

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

Furthermore, in order to incentivize Allseas' continued services to us, on November 10, 2009, we entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than the common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. As of the date of this annual report, we have issued a total of 469,958 of our common shares to Loretto pursuant to this agreement. The fair value of the shares issued to Loretto is deemed share-based compensation for management services and is charged to earnings and recognized in paid-in-capital on the date we become liable to issue the shares. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Loretto."

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2012 and 2013 (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For the purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values, as of December 31, 2012 and 2013, respectively. However, we are not holding our vessels for sale.

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

	Dwt	Year Built	Carrying Value as of December 31, 2012	Carrying Value as of December 31, 2013
Vessel and Type

Panamax
Dream Seas (1), (2)	75,151	2009	$37.4 million	$35.8 million
Coral Seas (1), (2)	74,477	2006	$23.1 million	$22.1 million
Golden Seas (1), (2)	74,475	2006	$23.1 million	$22.1 million
Pearl Seas (1), (2)	74,483	2006	$23.1 million	$22.1 million
Diamond Seas (1), (2)	74,274	2001	$19.8 million	$18.5 million
Deep Seas (1), (2)	72,891	1999	$26.3 million	$24.2 million
Calm Seas (1), (2)	74,047	1999	$27.4 million	$25.2 million
Kind Seas (1), (2)	72,493	1999	$28.0 million	$25.9 million
Supramax
Friendly Seas (1), (2)	58,779	2008	$25.5 million	$24.3 million
Sapphire Seas (1), (2)	53,702	2005	$19.7 million	$18.7 million
Handysize
Prosperous Seas (1), (2)	37,293	2012	$22.3 million	$21.5 million
Precious Seas (1), (2)	37,205	2012	$22.7 million	$21.9 million
Priceless Seas (2), (3)	37,202	2013	-	$23.8 million
Proud Seas (4)	37,227	2014	-	-
Total	853,699		$298.4 million	$306.1 million

_______________________________

(1)           Indicates vessels for which we believe, as of December 31, 2012, the basic charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value as of December 31, 2012 by approximately $104.0 million. For the year ended December 31, 2012, no impairment was recorded on these vessels under our accounting impairment policy.

(2)           Indicates vessels for which we believe, as of December 31, 2013, the basic charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value as of December 31, 2013, by approximately $64.1 million. For the year ended December 31, 2013, no impairment was recorded on these vessels under our accounting impairment policy.

(3)	M/V Priceless Seas was delivered to us on January 29, 2013.

(4)           M/V Proud Seas was delivered to us on January 7, 2014.

Most of our vessels are currently employed under fixed rate time charters or voyage charters with expirations ranging from April 2014 to September 2014. If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which, up until September 30, 2012, was estimated to be $150 per lightweight ton. In order to adjust the scrap rate estimates to be aligned with the current historical average scrap rate, effective from October 1, 2012, the Company adjusted the estimated scrap rate used to calculate the vessels' salvage value from $150 to $300 per lightweight ton. The increase in the estimated scrap rate will decrease the total vessel depreciation expense we would record, proportionally, for the remainder of the useful life of each vessel. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections", was to decrease net loss for the years ended December 31, 2012 and 2013, by $0.3 million and $1.2 million or $0.05 and $0.10 per Class A common share, basic and diluted, respectively.

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

As of December 31, 2013, the estimated future daily time charter rates calculated using the standard deviation of the ten-year historical average of the one-year time charter rates, which were $20,803, $18,182, and $13,545 for Panamax, Supramax and Handysize drybulk carriers, respectively, were approximately 15.3% to 22.5% lower than the estimated future daily time charter rates calculated using the ten-year simple average of the one-year time charter rates, which were $26,757, $23,469, and 15,984 for Panamax, Supramax and Handysize drybulk carriers, respectively. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

As of December 31, 2012, the testing indicated no impairment on any of our vessels. Our analysis for the year ended December 31, 2013, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for decreases on time charter rates from our base scenario of up to approximately 21.5%, 33.1% and 26.8% for our Panamax, Supramax and Handysize drybulk carriers, respectively, indicated no impairment on any of our vessels. Based on this sensitivity testing, our vessels would be at risk of impairment if the estimation of the future daily time charter rates, calculated using the standard deviation of the ten-year historical average of the one-year time charter rates, declined below approximately $16,341, $12,164 and $9,919 for Panamax, Supramax and Handysize drybulk carriers, respectively.

Recent Accounting Pronouncements

There are no recent accounting pronouncements the adoption of which would have a material effect on our consolidated financial statements in the current period or future periods.

Fleet Data and Average Daily Results

	2011	2012	2013
FLEET DATA
Calendar days for the fleet	4,211	4,099	4,717
Available days for the fleet	4,104	4,099	4,652
Operating days for the fleet	4,054	4,063	4,622
Average number of vessels(1)	11.5	11.2	12.9
Number of vessels at end of period	10	12	13
Average age of fleet as of year end	8	7	8
Fleet utilization(2)	98.8%	99.1%	99.4%
AVERAGE DAILY RESULTS
Vessel operating expenses(3)	$4,279	$4,588	$4,401
Dry-docking expenses(4)	694	-	360
Management fees - related party(5)	1,135	999	1,245
General and administrative expenses(6)	2,924	1,928	2,282
______________________

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

(4)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(5)	Daily management fees - related party are calculated by dividing management fees - related party by fleet calendar days for the relevant time period.
(6)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

YEAR ENDED DECEMBER 31, 2013 COMPARED TO YEAR ENDED DECEMBER 31, 2012

The average number of vessels in our fleet was 12.9 for the year ended December 31, 2013, compared to 11.2 in the year ended December 31, 2012. The following analysis exhibits the primary driver of differences between these periods.

•
Charter revenue—Charter revenue for the year ended December 31, 2013, was $59.5 million, compared to $53.2 million for the year ended December 31, 2012. The increase in charter revenue reflects principally the increase in the average number of vessels in our fleet and the corresponding increase in the number of operating days of our fleet from 4,063 for 2012, to 4,622 for 2013, partially offset by the decrease in the charter rates earned by the vessels period over period, as a result of the lower contracted rates. After deducting commissions of $3.3 million, we had net revenue of $56.3 million in 2013, compared to $50.3 million net revenue, after deducting commissions of $2.9 million, in 2012. The increase in commissions is mainly due to the increase in the charter revenue earned by the vessels.

•
Voyage expenses, net—In 2013, our voyage expenses amounted to $6.7 million, compared to $1.9 million in 2012. The increase in our voyage expenses mainly reflects an increase of $4.0 million in the bunkers consumed during off-hire periods, vessel positioning and traveling to and from dry-docking (there were three dry-dockings in 2013, while there were no dry-dockings in 2012), net of gains or losses from the sale of bunkers to charterers. It also reflects an increase of $0.8 million in port charges and other related expenses, since one of our vessels was employed in three voyage charters in 2013, while in 2012 all of our vessels were employed under time charters.

•
Vessel operating expenses—Vessel operating expenses amounted to $20.8 million, or $4,401 per vessel per day, for the year ended December 31, 2013, compared to $18.8 million, or $4,588 per vessel per day, for the year ended December 31, 2012. The increase in our operating expenses reflects mainly the increase in the average number of vessels in our fleet for 2013, compared to 2012. The decrease in the average cost per vessel per day is due to our increasing economies of scale as we increase our fleet size.

•
Management fees - related party—We incurred an aggregate of $5.9 million, or $1,245 per vessel per day in management fees for the year ended December 31, 2013, compared to an aggregate of $4.1 million, or $999 per vessel per day in management fees for the year ended December 31, 2012. The increase in daily management fees reflects primarily the share based compensation of $1.1 million that was recorded in 2013, relating to awards of shares to Loretto pursuant to our agreement with Loretto and Allseas, dated November 10, 2009, as discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Agreement with Loretto." There were no such awards for the year ended December 31, 2012. It also reflects the increase in the average number of vessels in our fleet for 2013, compared to 2012, and the corresponding increase in the number of calendar days of our fleet.

•
Depreciation—Depreciation of vessels for the year ended December 31, 2013 amounted to $17.0 million, compared to $16.4 million for the year ended December 31, 2012. The increase in the depreciation of vessels reflects primarily the increased fleet size in 2013, compared to 2012, partially offset by the increase in the estimated scrap rate used to calculate the vessels' salvage value from $150 to $300 per lightweight ton, effective from October 1, 2012, as discussed in "Item 5. Operating and Financial Review and Prospects–A. Operating Results–Critical Accounting Policies–Vessel Depreciation."

•
General and administrative expenses—General and administrative expenses for 2013 were $10.8 million, which include share-based compensation of $0.8 million, compared to $7.9 million for 2012, which include share-based compensation of $2.5 million. The $2.9 million increase in general and administrative expenses relates mainly to the $4.2 million in incentive compensation to directors and officers in 2013, while no such compensation was awarded in 2012, and a $0.4 million increase in other general and administrative expenses, partially offset by a $1.7 million decrease in share based compensation due to the lower amortization effect of the granted share awards.

•
Gain from vessel early redelivery—Gain from vessel early redelivery for the year ended December 31, 2013 of $2.3 million mainly represents the total cash compensation, net of commissions, received due to the early termination of the M/V Coral Seas and M/V Deep Seas time charter agreements with Morgan Stanley Capital Group Inc.

•
Loss from contract cancellation—Following the cancellation of one of our two containership newbuilding contracts as discussed in Note 4 to our consolidated financial statements included at the end of this annual report, we recorded a loss from contract cancellation of $0.6 million relating to capitalized expenses for the respective vessel recorded since 2010.

•
Gain from marketable securities, net—Gain from marketable securities, net, for the year ended December 31, 2013 of $1.2 million includes a gain of $3.1 million relating to the initial measurement of the 58,483 additional shares of KLC that were issued to us on May 9, 2013, pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court in March 2013, partially offset by an aggregate loss of $1.9 recognized in the third and fourth quarters of 2013 relating to the change in fair value of the total 65,896 KLC shares, which was considered as other than temporary.

•
Other income—Other income for the year ended December 31, 2013 of $0.6 million relates mainly to a cash compensation of $0.4 million received from KLC representing the present value of the total outstanding cash payments we were entitled to receive in connection with the amended KLC rehabilitation plan that was approved by the Seoul Central District Court in March 2013, and to claim recoveries of $0.2 million relating to a dispute regarding one of our vessels.

•
Interest and finance costs—Interest and finance costs for 2013 were $7.4 million, compared to $6.7 million for the previous year. The increase in the interest and finance costs was mainly due to the cancellation of one of our two 4,800 TEU containership newbuilding contracts as discussed in Note 4 to our consolidated financial statements included at the end of this annual report, and the resulting write off of the unamortized financing costs relating to the respective vessel, partially offset by the decrease in the average outstanding indebtedness.

•
Loss on derivatives, net—Loss on derivatives, net, for the year ended December 31, 2013 of $0.1 million consists of an unrealized gain of $0.8 million, representing a gain to record the change in fair value of our interest rate swaps for 2013, and realized expenses of $0.9 million incurred from interest rate swap settlements paid during the year. Loss on derivatives in 2012 of $0.7 million consisted of an unrealized gain of $2.0 million, representing a gain to record the change in fair value of our interest rate swaps for 2012, and realized expenses of $2.7 million incurred from interest rate swap settlements paid during the year. The decrease in the realized expenses mainly reflects the decreased weighted average notional amount, as well as the decreased weighted average fixed rate, applicable during 2013 as compared to 2012.

•
Interest income—Interest income for the year ended December 31, 2013 was $0.5 million, compared to $0.7 million in 2012, mainly reflecting the $0.2 million decrease in interest charged to Box Ships relating to the unsecured loan granted on May 27, 2011, which was fully repaid by Box Ships on August 5, 2013.

•
Equity in net income of affiliate—Equity in net income of affiliate for the year ended December 31, 2013 was $1.7 million, compared to $2.0 million for the previous year. The decrease in equity in net income of affiliate is mainly associated with the net income available to common shareholders of Box Ships for 2013 as compared to 2012.

•
Loss on investment in affiliate—Loss on investment in affiliate of $8.6 million for the year ended December 31, 2013 consists of $0.4 million, relating to the dilution effect from the Company's non-participation in the public offering of 4,000,000 common shares of Box Ships, which was completed on March 18, 2013, as well as an aggregate impairment loss of $8.2 million recorded in September 2013 and December 2013, relating to the difference between the fair value and the book value of our investment in Box Ships, which was considered as other than temporary. For the year ended December 31, 2012, the loss on investment in affiliate of $17.0 million consisted of $2.9 million, relating to the dilution effect from the Company's non-participation in the public offering of 4,285,715 common shares of Box Ships, which was completed on July 18, 2012, as well as an impairment loss of $14.1 million recorded in September 2012, relating to the difference between the fair value and the book value of our investment in Box Ships as of September 30, 2012, which was considered as other than temporary.

•	Net income / loss—As a result of the above factors, net loss in 2013 was $17.0 million, compared to $17.6 million for 2012.

YEAR ENDED DECEMBER 31, 2012 COMPARED TO YEAR ENDED DECEMBER 31, 2011

The average number of vessels in our fleet was 11.2 for the year ended December 31, 2012, compared to 11.5 in the year ended December 31, 2011. The following analysis exhibits the primary driver of differences between these periods.

•
Charter revenue—Charter revenue for the year ended December 31, 2012, was $53.2 million, compared to $92.1 million for the year ended December 31, 2011. The decrease in charter revenue reflects principally the decrease in the charter rates earned by the vessels during 2012, compared to 2011, as a result of the lower contracted rates and the continued weakness in the drybulk market. After deducting commissions of $2.9 million, we had net revenue of $50.3 million in 2012, compared to $86.9 million net revenue, after deducting commissions of $5.2 million, in 2011. The decrease in commissions in 2012, compared to 2011, is mainly due to the decrease in the charter rates earned by the vessels.

•
Voyage expenses, net—In 2012, our voyage expenses amounted to $1.9 million, compared to $1.0 million in 2011. The increase in our voyage expenses mainly reflects the sale of bunkers to charterers and the bunkers consumed during off-hire periods that in the aggregate resulted in a loss of $0.5 million for the year ended December 31, 2012. The increase in our voyage expenses also reflects an increase in war risk insurances in 2012, compared to 2011.

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

•
Interest and finance costs—Interest and finance costs for 2012, were $6.7 million, compared to $9.3 million for the previous year. The decrease in the interest and finance costs was mainly due to the decrease in the average outstanding indebtedness, partially offset by the increase in the weighted average interest rates. The decrease in the interest and finance costs also relates to the sale of the Box Voyager, the Box Trader and the CMA CGM Kingfish to Box Ships, as well as the conversion of our then final Kamsarmax newbuilding contract into one of the initial two 4,800 TEU containership newbuildings, and the resulting increased amortization of financing costs recorded in the year ended December 31, 2011, after expensing the unamortized financing costs relating to these vessels.

•
Loss on derivatives, net—Loss on derivatives, net, for the year ended December 31, 2012 of $0.7 million consists of an unrealized gain of $2.0 million, representing a gain to record the change in fair value of our interest rate swaps for 2012, and realized expenses of $2.7 million incurred from interest rate swap settlements paid during the year. Loss on derivatives in 2011 of $2.3 million consisted of an unrealized gain of $1.5 million, representing a gain to record the change in fair value of our interest rate swaps for 2011, and realized expenses of $3.8 million incurred from interest rate swap settlements paid during the year. The decrease in the realized expenses mainly reflects the decreased weighted average notional amount, as well as the decreased weighted average fixed rate, applicable during 2012 as compared to 2011.

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

As of December 31, 2012, our newbuilding program consisted of two Handysize drybulk vessels with scheduled deliveries in 2013, and two 4,800 TEU containerships with scheduled delivery in 2014.

On January 29, 2013, we took delivery of our third Handysize drybulk vessel; the M/V Priceless Seas. In January 2013, we paid an amount of $1.4 million to the shipyard representing the final installment of the respective vessel, which was financed with cash on hand.

On October 3, 2013, following the completion of our public offering of 6,000,000 common shares as discussed below, we completed the acquisition of shipbuilding contracts for two Ultramax newbuilding drybulk carriers from Allseas, the Hull no. DY152 and the Hull no. DY153, with scheduled deliveries in the second and third quarters of 2014. The acquisition cost of these two newbuildings is $26.5 million per vessel, or $53.0 million in the aggregate. In October 2013, we paid an amount of $8.1 million per vessel, which was financed with the net proceeds from our public offering of 6,000,000 common shares that was completed in September 2013. The balance of the contract price, or $18.4 million per vessel, will be payable upon the delivery of each vessel.

In December 2013, we agreed to acquire, subject to certain closing conditions that were lifted in the first quarter of 2014, shipbuilding contracts for two additional Ultramax newbuilding drybulk carriers from Allseas, the Hull no. DY4050 and the Hull no. DY4052, with scheduled deliveries in the second quarter of 2015. The total consideration for these two Ultramax newbuildings amounted to $56.5 million. In February 2014, we paid an amount of $5.6 million per vessel, and the balance of the contract price, or $22.7 million per vessel, will be payable $3.9 million upon the commencement of the steel cutting of each vessel and $18.8 million upon the delivery of each vessel.

In December 2013, we also entered into an agreement with Ouhua to cancel one of our two 4,800 TEU containership newbuilding contracts at no cost to us, to transfer the deposit to the remaining vessel and to reduce its contract price from the original $57.5 million to $55.0 million.

On January 7, 2014, we took delivery of our fourth Handysize drybulk vessel, the M/V Proud Seas. In January 2014, an amount of $21.6 million was paid to the shipyard representing the final installment of the respective vessel, which was financed from the syndicated secured loan facility led by Nordea, as described in the discussion under the heading "Loan and Credit Facilities" below.

In March 2014, we entered into contracts with Yangzijiang for the construction of three Kamsarmax newbuilding drybulk carriers. The Kamsarmax newbuildings have a carrying capacity of 81,800 dwt each, with scheduled delivery between the second and fourth quarter of 2015. The acquisition cost of these three newbuildings is $30.55 million per vessel, or $91.65 million in the aggregate. In March 2014, we paid an amount of $9.16 million per vessel, and the balance of the contract price, or $21.39 million per vessel, will be payable upon the delivery of each vessel.

As of the date of this annual report, our newbuilding program consisted of two Ultramax drybulk carriers and one 4,800 TEU containership that are scheduled to be delivered in 2014, as well as two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015, with a total contractual cost of $256.2 million, of which an aggregate of $178.4 million was outstanding. $76.7 million of such outstanding contractual cost is expected to be due during 2014. We intend to finance the remaining construction costs of these vessels with cash on hand, operating cash flows, borrowings under our secured loan facilities with HSH Nordbank, and China Development Bank, as described in the discussion under the heading "Loan and Credit Facilities" below, and additional bank debt that we intend to arrange. If we acquire additional vessels beyond our vessels under construction as of the date of this annual report, we will rely on additional borrowings under credit facilities that we would seek to enter into, proceeds from completed and future equity offerings and cash flows from operations to meet our liquidity needs going forward.

We believe that our forecasted operating cash flows, together with our existing cash and cash equivalents, will be sufficient to meet our liquidity needs for the next 12 months, assuming the charter market does not deteriorate.

As of December 31, 2013, we had approximately $180.1 million of outstanding indebtedness, of which $17.3 million is payable within 2014, as compared to $195.5 million of outstanding indebtedness as of December 31, 2012. Restricted cash was $10.0 million as of December 31, 2012 and 2013. Apart from the undrawn portion of the secured loan facilities with HSH Nordbank AG and China Development Bank, we have no other borrowing capacity under our existing credit facilities. For more information regarding our loan and credit facilities please refer to the discussion under the heading "Loan and Credit Facilities" below.

On September 27, 2013, we completed a public offering of 6,000,000 of our common shares at $5.75 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 782,609 additional common shares. The net proceeds from the offering, which amounted to $31.9 million net of underwriting discounts and commissions of $2.1 million and other offering expenses of $0.5 million, were used to fund the initial deposits and other costs associated with the purchase of our two Ultramax newbuilding drybulk carriers, the Hull no. DY152 and Hull no. DY153, as discussed above, and general corporate purposes.

On February 18, 2014, we completed a public offering of 6,785,000 of our common shares at $6.25 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 885,000 additional common shares. The net proceeds from the offering, which amounted to $39.7 million net of underwriting discounts and commissions of $2.3 million and estimated offering expenses payable by us of $0.3 million, will be used for vessel acquisitions and general corporate purposes.

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

We regularly monitor our currency exposure and, from time to time, may enter into currency derivative contracts to hedge this exposure if we believe fluctuations in exchange rates would have a negative impact on our liquidity. As of December 31, 2013, we had no currency derivative contracts.

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through the swap agreements as stated in "Item 11. Quantitative and Qualitative Disclosures about Market Risk." For information relating to our swap agreements, please see Note 9 to our consolidated financial statements included at the end of this annual report.

Cash Flows

Cash and cash equivalents as of December 31, 2013 amounted to $31.3 million, compared to $17.7 million as of December 31, 2012. We define working capital as current assets minus current liabilities. Working capital was $20.6 million as of December 31, 2013, compared to $9.4 million as of December 31, 2012. This increase is mainly due to the increase in cash and cash equivalents by $13.6 million, as a result of the proceeds from the public offering completed in September 2013, and the increase from December 31, 2012 in marketable securities of $1.0 million, as a result of the 58,483 additional shares of KLC that were issued to us on May 9, 2013, partially offset by the increase in the current portion of long-term debt by $2.8 million, resulting from an increase in our scheduled quarterly debt repayments during the next twelve months, and by other fluctuations in the remaining current assets and current liabilities. Excluding our commitments relating to our newbuilding program, we consider our liquidity sufficient for our operations and we expect to finance all our working capital requirements from cash generated from the employment of our vessels, together with our existing cash and cash equivalents. The overall cash position in the future may be negatively impacted by a decline in drybulk market rates if the current economic environment persists or worsens.

Cash and cash equivalents as of December 31, 2012 amounted to $17.7 million, compared to $14.6 million as of December 31, 2011. Working capital surplus was $9.4 million as of December 31, 2012, compared to working capital deficit of $3.0 million as of December 31, 2011. This increase was mainly due to the decrease in the current portion of long-term debt by $17.8 million, resulting primarily from the amendment of the repayment terms of several of our loan and credit facilities, the increase in the current portion of our loan to Box Ships by $4.0 million, after giving effect to the extension of the maturity of the respective loan and the amended repayment terms we agreed with Box Ships on March 11, 2013, the increase in cash and cash equivalents by $3.1 million and, to a lesser extent, by other fluctuations in the remaining current assets and current liabilities, offset by the decrease in the current portion of restricted cash by $16.4 million, resulting primarily from the relaxation of the respective requirements contained in several of our amended loan agreements.

Operating Activities

Net cash from operating activities was $4.6 million during 2013, compared to $13.4 million during 2012. This decrease is mainly due to an increase in expenses, including voyage expenses, vessel operating expenses, dry-docking expenses, management fees – related party and general and administrative expenses, that in the aggregate amounted to $13.8 million, a loss from contract cancellation of $0.3 million recorded in 2013, relating to the cancellation of one of our two 4,800 TEU containership newbuilding contracts, a decrease in dividends received from Box Ships, excluding the return of investment in Box Ships, which is classified as cash flow from investing activities, of $1.5 million, a decrease in interest income and other income that in the aggregate amounted to $0.3 million, and a decrease in cash flows from other assets and liabilities of $2.8 million, partially offset by an increase in charter revenue net of commissions of $6.0 million, a gain from vessel early redelivery of $2.3 million recorded in 2013, while no such gain was recorded in 2012, and a decrease in cash paid for loan interest and realized expenses incurred from our derivative contracts that in the aggregate amounted to $1.6 million.

Net cash from operating activities was $13.4 million during 2012, compared to $45.5 million during 2011, mainly due to a decrease in charter revenue net of commissions of $36.6 million, a gain from vessel early redelivery of $1.9 million recorded in 2011, while no such gain was recorded in 2012, and a decrease in cash flows from other assets and liabilities of $2.5 million, partially offset by a decrease in expenses, including voyage expenses, vessel operating expenses, dry-docking expenses, management fees – related party and general and administrative expenses, that in the aggregate amounted to $3.8 million, a decrease in cash paid for loan interest and realized expenses incurred from our derivative contracts that in the aggregate amounted to $2.7 million, an increase in dividends received from Box Ships, excluding the return of investment in Box Ships, which is classified as cash flow from investing activities, of $1.6 million and an increase in other income mainly relating to claim recoveries of $0.8 million.

Investing Activities

Net cash used in investing activities was $6.4 million for the year ended December 31, 2013. This mainly reflects the cash outflows of $20.3 million relating to the delivery of our Handysize newbuilding vessel, the M/V Priceless Seas, the initial deposits for the acquisition of two of our Ultramax newbuilding drybulk carriers and other costs incurred for the remaining of vessels under construction, and the acquisition of other fixed assets of  $0.2 million, offset by a repayment from an affiliate of $14.0 million in relation to our loan agreement with Box Ships that was repaid in full on October 18, 2013, and a return of our investment in Box Ships of $0.1 million. Net cash used in investing activities was $15.7 million for the year ended December 31, 2012. This mainly reflects the cash outflows of $32.0 million relating to the delivery of our Handysize newbuilding vessels, the M/V Prosperous Seas and M/V Precious Seas, and the acquisition of other fixed assets of $0.2 million, offset by a release of restricted cash of $15.0 million, and was offset by a repayment from an affiliate of $1.0 million in relation to our loan agreement with Box Ships and a return of our investment in Box Ships of $0.5 million.

Financing Activities

Net cash from financing activities was $15.5 million for the year ended December 31, 2013, which mainly reflects the net proceeds from the issuance of common shares of $31.8 million, offset by the long-term debt repayments of $15.4 million and the payment of financing costs of $0.9 million. Net cash from financing activities was $5.4 million for the year ended December 31, 2012, which mainly reflects the proceeds from long-term debt of $28.9 million and the net proceeds from the issuance of common shares of $10.0 million, offset by the long-term debt repayments of $32.8 million and the payment of financing costs of $0.7 million.

Loan and Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. As of December 31, 2013, we had seven outstanding bank debt facilities with a combined outstanding balance of $180.1 million. These credit facilities have maturity dates between 2015 and 2020 and are repayable in quarterly principal installments and balloon payments due on maturity and bear interest based on floating rate LIBOR plus an applicable margin which ranges between 2.50% and 3.50%, excluding a 5.00% margin applicable to any deferred amounts under one of our loan and credit facilities. The obligations under our debt facilities are secured by, among other things, first priority mortgages over the vessels financed by the relevant facility and first priority assignments of all insurances and earnings of the mortgaged vessels. Scheduled long-term debt repayments due in 2014 amounted to approximately $17.3 million as of December 31, 2013.

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

In 2012, we entered into supplemental agreements and, subject to certain conditions, agreed to amended terms with several of our lenders. The respective amendments are collectively referred as our debt restructuring program. Several of the agreements in our debt restructuring program were subject to a number of conditions, including (i) the entry into definitive documentation, (ii) an equity increase of $10.0 million within 90 days after the signing of such definitive documentation and (iii) all lenders agreeing to similar restructuring terms and granting similar waivers of covenant breaches and terms. In the first quarter of 2013, all conditions required to complete our debt restructuring program were satisfied with retroactive effect as of December 31, 2012, and thus, our debt restructuring program was finalized and effective from December 31, 2012.

On January 20, 2014, we agreed with Unicredit Bank AG to extend the existing waiver relating to the financial covenant of debt service coverage ratio until January 1, 2015. In addition, on March 14, 2014, we agreed with HSBC Bank Plc, subject to the execution of definitive documentation, to amend the definitions of certain financial covenants.

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

For more information regarding our loan and credit facilities as of December 31, 2013, please see Note 8 to our consolidated financial statements included at the end of this annual report.

Financial Instruments

We have entered into interest rate swap agreements in order to hedge our variable interest rate exposure under our loan agreements discussed above. For more information on our interest rate swap agreements, refer to Note 9 in our consolidated financial statements included at the end of this annual report.

 From time to time we may enter into foreign derivative instruments if we have a capital commitment in foreign currency. As of December 31, 2013, we had no currency derivative contracts.

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

In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:

•	the charter hire earned by our vessels operating under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory; and

•	our level of debt and the related interest expense and amortization of principal.

Please read "Item 3. Key Information—D. Risk Factors" for a discussion of the material risks inherent in our business.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2013:

Contractual Obligations (amounts in thousands of U.S Dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Senior Secured Credit Facilities	$180,115	$17,258	$80,303	$73,754	$8,800
Interest Payments (1)	17,068	6,309	8,104	2,308	347
Shipbuilding Contracts (2)	147,046	109,500	37,546	-	-
Management Agreements (3)	17,406	6,893	8,232	2,281	-
Executive Services (4)	7,970	3,985	3,985	-	-
Accounting Services (5)	-	-	-	-	-
Rental Agreements (6)	192	51	103	38	-
Total	$369,797	$143,996	$138,273	$78,381	$9,147

______________________

(1)
Interest Payments refer to our expected interest payments of our loan and credit facilities by taking into account our interest rate swaps currently in effect and based on an assumed LIBOR rate of 0.2461% being the 3 month LIBOR rate as of December 31, 2013.

(2)
Includes the Hull no. DY4050 and the Hull no. DY4052, which we agreed to acquire in December 2013, subject to certain closing conditions that were lifted in the first quarter of 2014. Our agreements for the construction of three Kamsarmax drybulk carriers that were entered into in March 2014, are not reflected in the table above.

(3)
The amounts indicated in the above table are the minimum contractual obligations based on a daily management fee of €661.15 (or $908.62 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3743 as of December 31, 2013) per vessel, and includes the 1.25% charter hire commission for the vessels in our fleet under their time charters as of December 31, 2013, that will be paid to Allseas, based on the estimated redelivery dates assuming no off-hire days. Third party commissions on revenues are not included in the table above. In addition, the amounts also include minimum contractual obligations based on the management agreements with Allseas relating to the supervision of each of the contracted newbuildings pursuant to which we will pay: (1) a flat fee of $375,000 for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until we accept delivery of the respective vessel, and (2) a daily fee of €115.00 (or $158.04 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3743 as of December 31, 2013) per vessel, commencing from the date of the vessel's shipbuilding contract until we accept delivery of the respective vessel. The daily management fee of $908.62 and the daily newbuilding supervision fee of $158.04 do not incorporate any inflationary increases in the rates or changes which may be agreed in the future.

(4)
The amounts indicated in the above table are the minimum executive services fee of €2.9 million (or $4.0 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3743 as of December 31, 2013) per annum, and do not include any incentive compensation which our Board of Directors, at their discretion, may agree to pay.

(5)
The above table does not take into consideration the renewal of the accounting services agreement for one year effective January 1, 2014, that was singed in February 2014. Accounting Services relate to the financial and accounting services fee of €250,000 (or $343,575 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3743 as of December 31, 2013) per annum, and the financial reporting fee of $30,000 per vessel per annum, in connection with the provision of services under the accounting services agreement.

(6)
We lease office space in Athens, Greece. The term of the lease will expire on September 30, 2017 and the monthly rental for the first year is €3,000.00 (or $4,122.90 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3743 as of December 31, 2013) plus 3.6% tax, which will be adjusted thereafter annually for inflation increases. For the future minimum rent commitments, we excluded inflation increases as the impact on future results of operations will not be material.

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

Name	Age	Position
Michael Bodouroglou	59	Chairman, President, Chief Executive Officer and Class C Director
Robert Perri	41	Chief Financial Officer
George Skrimizeas	48	Chief Operating Officer
Nigel D. Cleave	55	Class B Director
Dimitrios Sigalas	69	Class A Director
Bruce Ogilvy	71	Class B Director
George Xiradakis	49	Class A Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou, our founder and Chief Executive Officer, has been involved in the shipping industry in various capacities for more than 35 years. He has served as our Chairman, President, Chief Executive Officer and director since our formation in April 2006. Mr. Bodouroglou also serves as the Chairman, President and Chief Executive Officer of Box Ships Inc., an affiliated company. Mr. Bodouroglou has owned and operated tanker and drybulk vessels since 1993. He is the founder of Allseas, which serves as the technical and commercial managing company to our fleet. Prior to 1993, Mr. Bodouroglou was employed as a technical superintendent supervising both tanker and drybulk vessels for various shipping companies. In 1977, Mr. Bodouroglou graduated with honors from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering and in 1978 he was awarded a Masters of Science in Naval Architecture. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council and is also a member of the Board of Academic Entrepreneurship of the Free University of Varna, Bulgaria. Mr. Bodouroglou serves as a member of the Hellas Committee of the classification society GL (Germanischer Lloyd) and RINA (Registro Italiano Navale). Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus and the President of the Hellenic-Australian Business Council (HABC).

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

Dimitrios Sigalas has served as a non-executive director of the Company since March 2008. Mr. Sigalas served as a maritime journalist for the Greek daily newspaper "Kathimerini" from 1985 to 2008. Mr. Sigalas also served within the chartering department of Glafki (Hellas) Maritime Corporation, an Athens based shipowning company, from 1972 to 2006. In 1980 Mr. Sigalas was appointed to Head of the Dry and Tanker Chartering Department within Glafki (Hellas) Maritime Corporation. Mr. Sigalas graduated from Cardiff University, Wales, with a diploma in Shipping. Mr. Sigalas is also a member of the Institute of Freight Forwarders UK, and has served in the Merchant Navy after his graduation from the Navigation Academy of Hydra.

George Xiradakis has served as a non-executive director of the Company since July 2008. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry. Mr. Xiradakis also provides financial advice to international shipping banks, shipping companies, as well as international and state organizations. He also serves as the General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Metropolitan University, formerly known as City of London Polytechnic, and a Master of Science in Maritime Studies from the University of Wales College of Cardiff. Mr. Xiradakis is a member of the Board of Directors of DryShips Inc. (NASDAQ: DRYS) and from 2008 to 2009, Mr. Xiradakis was a member of the Board of Directors of Aries Maritime Transport, which has since changed its name to NewLead Holdings Ltd (NASDAQ: NEWL). Mr. Xiradakis is the President of the International Propeller Club of the United States – International Port of Piraeus Board, General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping, Board member of the Greek-China Friendship Association, and also a member of HELMEPA, the Marine Club of Piraeus and the Sino-Greek Chamber of Commerce. In the past, Mr. Xiradakis also served as the Chairman and President of the National Center of Port Development in Greece and as the Chairman and President of Hellenic Public Real Estate Corporation.

B.	Compensation

Each of our non-employee directors receives annual compensation in the aggregate amount of €45,000 per annum (or $61,844 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.3743 as of December 31, 2013), plus reimbursements for actual expenses incurred while acting in their capacity as a director. During 2013, we granted non-vested common shares to entities affiliated with our Chairman, President and Chief Executive Officer and to other directors and officers as described below under the section entitled "—Equity Incentive Plan." We do not have a retirement plan for our officers or directors. In addition, each of our non-employee directors is also entitled to incentive compensation, at the discretion of our Board of Directors. During 2013, an aggregate amount of $0.5 million was charged relating to the remuneration of our non-employee directors, including incentive compensation.

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Under the amended agreement, after January 1, 2013, Allseas was entitled to an executive services fee of €2.7 million (or $3.7 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3743 as of December 31, 2013) per annum, payable in equal monthly installments, plus incentive compensation. Effective January 1, 2014, the executive services fee was adjusted to €2.9 million (or $4.0 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3743 as of December 31, 2013). The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Allseas—Executive Services Agreement."

In order to incentivize Allseas' continued services to us, on November 10, 2009, we entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares to Loretto in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. As of the date of this annual report, we had issued a total of 469,958 of our common shares to Loretto pursuant to this agreement. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Loretto."

C.	Board Practices

Our Board of Directors consists of the five directors named above. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. Sigalas and Xiradakis, expired at our 2013 annual general meeting of shareholders. At the 2013 annual general meeting, Messers. Sigalas and Xiradakis were reelected as Class A Directors whose terms expire at our 2016 annual general meeting of shareholders. The term of our Class B directors, Messrs. Cleave and Ogilvy, expires at our 2014 annual general meeting of shareholders. The term of our Class C director, Mr. Bodouroglou, expires at our 2015 annual general meeting of shareholders.

In keeping with the corporate governance rules of NASDAQ, from which we have derived our definition for determining whether a director is independent, our Board of Directors has determined that each of Messrs. Cleave, Sigalas, Ogilvy and Xiradakis, constituting a majority of our Board of Directors, is independent. Under the corporate governance rules of NASDAQ, a director is not considered independent unless the Board of Directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates. In making this determination, our Board of Directors has broadly considered all facts and circumstances the Board of Directors deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

We have established an audit committee comprised of three directors, each of whom our Board of Directors has determined to be independent under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as well as NASDAQ's independence rules. Our Board of Directors has also determined that each member of the audit committee has the financial experience required by Rule 5605 of NASDAQ's Equity Rules and other relevant experience necessary to carry out the duties and responsibilities of our audit committee. The members of the audit committee are Messrs. Cleave, Ogilvy and Xiradakis. Mr. Cleave serves as the chairman of our audit committee. Our audit committee has designated Mr. Xiradakis as our "audit committee financial expert," as such term is defined in Item 407 of SEC Regulation S-K promulgated by the SEC.

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

As of December 31, 2013, we had two shoreside salaried employees. Allseas provides the services of our executive officers, who report directly to our Board of Directors, pursuant to an executive services agreement entered into between the Company and Allseas. As of December 31, 2013, we had three shoreside executive officers, Mr. Bodouroglou, our Chairman, President and Chief Executive Officer, Mr. Robert Perri, our Chief Financial Officer, and Mr. George Skrimizeas, our Chief Operating Officer. In addition, Mrs. Maria Stefanou serves as our Corporate Secretary.

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

Each of our vessel-owning subsidiaries has entered into manning agreements with Crewcare, pursuant to which Crewcare provides manning services and crew for each of our vessels. As of December 31, 2013, 252 people were employed mainly by Crewcare to crew the vessels in our fleet. We have not experienced any material work stoppages due to labor disagreements since we commenced operations in April 2006.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our executive officers and directors, individually and as a group, see "Item 7. Major Stockholders and Related Party Transactions—A. Major Shareholders."

Equity Incentive Plan

On October 11, 2006, we adopted an equity incentive plan, as amended and restated, under which our and our affiliates' officers, key employees, directors and consultants are eligible to receive equity awards. On October 15, 2012, we further amended and restated our amended and restated equity incentive plan to, among other things, increase the number of common shares reserved for issuance under the plan by 4,466,733 common shares to 9,966,733 common shares, which, after the 10-for-1 reverse stock split discussed above, was adjusted to 996,673 common shares, subject to further adjustment in the event of any future distribution, recapitalization, split, merger, consolidation or the like. On March 26, 2014, our Board of Directors approved to cancel the remaining 68,401 common shares reserved for issuance under the equity incentive plan.

In addition, on March 26, 2014, we adopted a new equity incentive plan, under which our and our affiliates' officers, key employees, directors and consultants are eligible to receive equity awards. A total of 2,000,000 common shares are reserved for issuance under the plan. Our Board of Directors administers the plan. Under the terms of the plan, our Board of Directors is able to grant new options exercisable at a price per common share to be determined by our Board of Directors but in no event less than fair market value of the common share as of the date of grant. All options will expire ten years from the date of the grant. The plan also permits our Board of Directors to award restricted stock, restricted stock units, stock appreciation rights and unrestricted stock. The plan will expire on the tenth anniversary of the date the Plan was adopted by our Board of Directors.

Options

There were no unvested options to purchase common shares as of December 31, 2013. As of December 31, 2013, there were outstanding and exercisable 2,800 options to purchase common shares, with an exercise price of $120.00, which vested in 2010.

Non-vested Common Shares

All the non-vested share awards granted by us are conditioned upon the holder's continued service as an employee of the Company or of our Manager or a director of the Company, as applicable, through the applicable vesting date.

Details of our non-vested common shares granted subsequent to January 1, 2013 are noted below:

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

On November 26, 2013, we granted an aggregate of 212,000 non-vested common shares to Innovation Holdings and to our non-executive directors, with a grant date fair value of $5.165 per share, which will vest ratably over a two-year period commencing on December 31, 2014.

On December 19, 2013, we granted an aggregate of 16,000 non-vested common shares to executive officers and employees of Allseas, with a grant date fair value of $6.38 per share, which will vest ratably over a two-year period commencing on December 31, 2014.

On January 31, 2014, we granted an aggregate of 32,000 non-vested common shares to employees of Allseas, with a grant date fair value of $6.67 per share, which will vest ratably over a two-year period commencing on December 31, 2014.

For more information on our non-vested share awards, refer to Note 12 in our consolidated financial statements included at the end of this annual report.

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

Name and Address of Beneficial Owner (1)	Number of Shares Owned	Percent of Class (2)
Michael Bodouroglou (3)	6,856,064	27.8%
All officers and directors, other than Michael Bodouroglou, as a group	*	*

  *Less than one percent.

(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Paragon Shipping Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.

(2)	Percentage amounts based on 24,622,142 common shares outstanding as of the date of this annual report.

(3)
Mr. Bodouroglou beneficially owns 6,386,106 of these shares through Innovation Holdings, a company beneficially owned and controlled by Mr. Bodouroglou and members of his family, and 469,958 of these shares through Loretto, a wholly owned subsidiary of Allseas that is controlled by Mr. Bodouroglou and members of his family. Innovation Holdings was awarded 200,000 common shares pursuant to an award granted under the Plan on November 29, 2013. Furthermore, Loretto received 255,700 common shares from April 2, 2013 to March 26, 2014, pursuant to the agreement we have entered into with Loretto and Allseas described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Loretto."

As of March 26, 2014, we had 48 shareholders of record, ten of which were located in the United States and held an aggregate of 17,640,692 of our common shares, representing 71.6% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 17,640,291 of our common shares as of March 26, 2014. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

Under the terms of the management agreements, management services are provided in exchange for a fixed technical management fee per vessel, payable on a monthly basis in advance, pro rata for the calendar days the vessels are owned by us. This fee is subject to adjustment on June 1 of each year based on the official Eurozone inflation rate. Effective June 1, 2013, Allseas' management fee was adjusted to €661.15 (or $908.62 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.3743 as of December 31, 2013) per vessel per day. Allseas is also entitled to receive (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels, (ii) a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought, constructed or sold on our behalf, (iii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel, until the delivery date; and (iv) a superintendent fee of €500.00 (or $687.15 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.3743 as of December 31, 2013) per day for each day in excess of five days per calendar year for which a superintendent performed on site inspection.

We have also entered into management agreements with Allseas relating to the supervision of each our contracted newbuilding vessels, pursuant to which Allseas is entitled to: (i) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessels' delivery to us; (ii) a daily fee of €115.00 (or $158.04 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.3743 as of December 31, 2013) per vessel commencing from the date of the vessel's shipbuilding contract until we accept delivery of the respective vessel; and (iii) €500 (or $687.15 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.3743 as of December 31, 2013) per day for each day in excess of five days per calendar year for which a superintendent performed on site inspection. The term of the management agreements expires on the completion of the construction and delivery of the vessels to us and the agreements may be terminated by either party upon 30 days' advance written notice.

Additional vessels that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Compensation Agreement

We have entered into a compensation agreement with Allseas, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with a sum equal to (i) three years of management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $4.1 million based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.3743 as of December 31, 2013). The agreement shall continue for so long as Allseas serves as the commercial and technical manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party.

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

Accounting Agreement

We have entered into an accounting agreement with Allseas pursuant to which Allseas is entitled to a fee of €250,000 (or $343,575 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.3743 as of December 31, 2013) per annum, payable quarterly, for the provision of financial accounting services, and a fee of $30,000 per vessel per annum, payable quarterly, for the provision of financial reporting services.

Agreement with Loretto

We, Allseas, and Loretto, a wholly-owned subsidiary of Allseas, have entered into a tripartite agreement, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans we may adopt, we have agreed to issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the agreement, any common shares to be issued to Loretto under the agreement may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties. Accordingly, as of the date of this annual report, we have issued to Loretto a total of 469,958 of our common shares.

Executive Services Agreement

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Effective January 1, 2013, Allseas was entitled to an executive services fee of €2.7 million (or $3.7 million based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.3743 as of December 31, 2013) per annum, payable in equal monthly installments, plus incentive compensation. Effective January 1, 2014, the executive services fee was adjusted to €2.9 million (or $4.0 million based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.3743 as of December 31, 2013) per annum. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. If the respective agreement is terminated by Allseas either for "good reason" or as a result of "change of control," as such terms are defined in the agreement, or terminated by us without "cause", as defined in the agreement, Allseas will be entitled to receive (i) the amount of the executive services fee payable through the "termination date," as defined in the agreement; (ii) compensation equal to three years' annual executive services fee then applicable; and (iii) an amount of our common shares equal to 5% of our then issued and outstanding common shares.

Manning Agreements

Allseas subcontracts crewing services relating to our vessels to Crewcare, a Philippines company beneficially owned by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries has entered into a manning agreement with Crewcare. Effective May 1, 2011, manning services were provided under the agreements in exchange for a monthly fee of $95 per seaman for all officers and crew who served on board each vessel, plus a recruitment fee of $120 per seaman, payable on a one-off basis. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training. The fees under the manning agreements are subject to amendment on an annual basis.

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

Cadetship Program Agreement

On October 5, 2013, each of our ship-owning subsidiaries entered into a cadetship program agreement with Crewcare, pursuant to which Crewcare, at its own cost, is responsible for recruiting and training cadets to be assigned to the vessels. These services are being provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for one-year on board training. The agreement has an initial term of one year with the option to renew for one more year by mutual agreement.

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

Loan agreement with Box Ships

On May 27, 2011, we agreed to make available to Box Ships an unsecured loan of up to $30.0 million for the purpose of partly financing the acquisition of Box Ships' initial fleet and general corporate purposes, including meeting working capital needs, which Box Ships drew in full in May 2011. On March 11, 2013, we agreed to amend the terms of the loan agreement. Pursuant to the amended agreement, we agreed to extend the maturity of the loan for one year, from April 19, 2013 to April 19, 2014. During the remaining term of the loan, Box Ships was required to make quarterly principal installment payments in the amount of $1.0 million each, commencing on April 19, 2013, with a final balloon payment due on the maturity date. In consideration for the amendment of the loan agreement, Box Ships agreed to pay an amendment fee of $65,000 and to increase the margin from 4.0% to 5.0%. On October 18, 2013, Box Ships proceeded with the full repayment of the outstanding balance of the respective loan.

Non-Competition Agreement with Box Ships and Our Chairman, President and Chief Executive Officer

We have entered into an agreement with Box Ships and our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, reflecting, among others, for so long as (i) Mr. Bodouroglou is a director or executive officer of both our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, the provisions described below:

Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent, and we will not, directly or indirectly, acquire or charter any containership without the prior written consent of Box Ships. In addition, under the terms of the agreement, we agreed to grant Box Ships a right of first offer on any proposed sale, transfer or other disposition of any containership owned by us. Furthermore, we will also grant Box Ships a right of first refusal over any employment opportunity for a containership presented or available to us with respect to any vessel owned by us, other than our 4,800 TEU containership newbuilding, the C/V Box King, subject to the option agreement with Box Ships described below.

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

Vessel Option Agreement with Box Ships

We have entered into an agreement with Box Ships, pursuant to which we granted Box Ships the option to acquire our initial two 4,800 TEU containerships under construction, both of which were scheduled to be delivered to us during the second quarter of 2014, by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. In December 2013, with the consent of Box Ships, we entered into an agreement with Ouhua to cancel one of our two 4,800 TEU containership newbuilding contracts at no cost to us, to transfer the deposit to the remaining vessel and to reduce the contract price from the original $57.5 million to $55.0 million. The vessel option agreement with Box Ships was amended accordingly.

Under the terms of the agreement, the purchase price payable by Box Ships for the vessel shall be the greater of (i) the actual carrying cost of the vessel at the date the option is exercised, together with any actual expenses incurred by us in connection with the construction contract or the vessel; and (ii) the fair market value of the construction contract or the vessel at the date the option is exercised, as determined by the average of two independent ship broker's valuations, one selected by us and one selected by Box Ships.

To the extent Box Ships does not exercise its option to acquire the vessel, we will be permitted to operate, or sell the vessel pursuant to a waiver that Box Ships will grant to us under the non-competition agreement described above, provided that we will grant to Box Ships a right of first offer on any proposed sale, transfer or other disposition of the vessel. We will also be entitled to charter the vessel on a period charter commencing not more than 45 days after the vessel's delivery.

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

Lease of Office Space

We have entered into a rental agreement to lease office space in Athens, Greece, with Granitis Glyfada Real Estate Ltd., a company beneficially owned by our Chairman, President and Chief Executive Officer. The term of the lease is for five years, expiring on September 30, 2017. Effective October 1, 2012, the monthly rental was €3,000.00 (or $4,122.90 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.3743 as of December 31, 2013), plus 3.6% tax, and thereafter would be adjusted annually for inflation increases in accordance with the official Greek inflation rate.

For more information on our related party transactions, refer to Note 3 in our consolidated financial statements included at the end of this annual report.

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

In addition, under the supplemental agreement we entered into with the Bank of Scotland on November 30, 2012, we are not permitted to declare or pay any dividends until the maturity of the respective loan agreement which, under the terms of the supplemental agreement, has been extended to July 2015. In addition, certain of our other loan and credit facilities restrict the amount of dividends we may pay to $0.50 per share per annum and limit the amount of quarterly dividends we may pay to 100% of our net income for the immediately preceding financial quarter. We are also required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, $25.0 million or $1.25 million per vessel. See Note 8 in our consolidated financial statements included at the end of this annual report.

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

Our common shares commenced trading on the NASDAQ Global Market on August 9, 2007 under the symbol "PRGN." On March 24, 2010, our common shares stopped trading on the NASDAQ Global Market and commenced trading on the NYSE under the symbol "PRGN". On April 19, 2013, our common shares stopped trading on the NYSE and commenced trading on the NASDAQ Global Market under the symbol "PRGN." The following table sets forth the high and low closing prices for each of the periods indicated for our shares of common stock, as adjusted for the 10-for-1 reverse stock split effective November 5, 2012.

	High	Low
For the year ended December 31,
2009	$61.20	$28.70
2010	$51.60	$33.90
2011	$34.40	$5.90
2012	$9.50	$1.97
2013	$9.11	$2.56

	High	Low
For the quarter ended
December 31, 2011	$12.00	$5.90
March 31, 2012	$9.50	$5.70
June 30, 2012	$8.20	$5.20
September 30, 2012	$5.60	$4.10
December 31, 2012	$4.60	$1.97
March 31, 2013	$5.44	$2.56
June 30, 2013	$5.35	$3.54
September 30, 2013	$9.11	$4.00
December 2013	$7.51	$4.58

	High	Low
For the month ended
September 2013	$9.11	$5.75
October 2013	$5.85	$5.07
November 2013	$5.81	$4.58
December 2013	$7.51	$5.53
January 2014	$7.52	$6.03
February 2014	$7.32	$6.28
March 2014 (1)	$8.09	$6.65

(1)	For the period from March 1, 2014 to March 26, 2014.

Item 10.	Additional Information

A.	Share Capital

        Not applicable.

B.	Memorandum and articles of association

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

As of the date of this annual report, we had issued and outstanding 24,622,142 common shares.

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

Our common shares are listed on the NASDAQ Global Market under the symbol "PRGN."

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

For the 2013 taxable year, we believe that we satisfied the 50% Ownership Test since one or more of our shareholders that are resident in a qualified foreign country beneficially owned more than 50% of our stock in terms of value.

The Treasury Regulations under Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. During 2013, our common shares were "primarily traded" on the NASDAQ.

Under the same Treasury Regulations, stock of a foreign corporation will be considered to be "regularly traded" on an established securities market if one or more classes of its stock representing more than 50% of its outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the "listing requirement." Since our common shares, which are our sole class of issued and outstanding shares, are listed on the NASDAQ, we will satisfy the listing requirement.

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

For the 2013 taxable year, we were subject to the 5% Override Rule. Nonetheless, we believe that we satisfied the Publicly-Traded Test since within the group of 5% Shareholders there are sufficient "qualified shareholders" for purposes of Section 883 to preclude the application of the 5% Override Rule. Therefore, we believe that we were exempt from U.S. federal income tax on our U.S.-source shipping income for the 2013 taxable year. However, there is no assurance that we will continue to qualify for the benefits of Section 883 for any future taxable year. For example, our shareholders could change in the future, and thus we could become subject to the 5% Override Rule.

Taxation in Absence of Exemption under Section 883

To the extent the tax exemption of Section 883 is unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated U.S.-source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. In the year ended December 31, 2013, approximately 18.1% of our shipping income was attributable to the transportation of cargoes either to or from a U.S. port and approximately 9.0% of our shipping income was U.S.-source shipping income. In the absence of exemption from tax under Section 883, we would have been subject to a 4% tax on our gross U.S.-source shipping income equal to approximately $0.2 million for the year ended December 31, 2013.

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

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holder at preferential tax rates provided that: (1) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (2) the common shares are readily tradable on an established securities market in the United States (such as the NASDAQ, on which our common shares are listed), and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

If a shareholder sells its common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the shareholder certifies under penalties of perjury that it is a non-U.S. person or the shareholder otherwise establishes an exemption. If the shareholder sells its common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the shareholder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to the shareholder outside the United States, if the shareholder sells its common shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

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

Interest Rates

The international drybulk and containership industries are capital intensive industries, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with London Inter-Bank Offered Rate, or LIBOR. Increasing interest rates could adversely impact future earnings. In order to mitigate this specific market risk we entered into interest rate swap agreements. The purpose of the agreements was to manage interest cost and the risk associated with changing interest rates by limiting our exposure to interest rate fluctuations within the ranges stated below. During 2012 and 2013, LIBOR was below the floor rates and thus we paid the floor rates. As an indication of the extent of our sensitivity to interest rates changes based upon our debt level and interest rate swap agreements, a 100 basis points increase in interest rates would have resulted in a net increase in interest expense (including interest rate swap agreements) of approximately $0.9 million and $1.1 million for the years ended December 31, 2012 and 2013, respectively.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred approximately 29% and 27% of our expenses in currencies other than U.S. dollars (mainly in Euros) for the years ended December 31, 2012 and 2013, respectively. This increase mainly relates to the increase in the amounts that were payable in Euros under our Agreements with Allseas as discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions". For accounting purposes, expenses incurred in currencies other than into U.S. dollars, are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not normally hedge currency exchange risks relating to operations and our operating results could be adversely affected as a result. However, due to our relatively low percentage exposure to currencies other than our base currency, which is the U.S. dollar, we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic. The impact of a 10% increase in exchange rates, on the level of expenses incurred for the years ended December 31, 2012 and 2013 in currencies other than U.S. dollars, would be approximately $0.9 million and $1.0, respectively.

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

Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2013.

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2013 is effective.

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

Ernst & Young (Hellas), our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2013, which is included in "Item 18. Financial Statements" of this annual report.

c) Attestation Report of the Registered Public Accounting Firm

Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report. In order to enhance transparency to our shareholders, we decided not to make use of such relaxation.

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

On May 19, 2009, our audit committee designated George Xiradakis as our "audit committee financial expert," as that term is defined in Item 407 of Regulation S-K promulgated by the SEC. Our Board of Directors has determined that Mr. Xiradakis is independent according to Rule 10A-3 of the Exchange Act and NASDAQ independence rules. Prior to May 2009, we did not believe it was necessary to have an "audit committee financial expert," as defined in Item 407 of SEC Regulation S-K, because our Board of Directors had determined that each member of the audit committee had the financial experience required by Rule 5605 of NASDAQ's Equity Rules and other relevant experience necessary to carry out the duties and responsibilities of the audit committee.

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

The table below sets forth the total fees for the services performed by our principal accountants Ernst & Young Hellas S.A., which we refer to as the Independent Registered Public Accounting Firm. The table below also identifies these amounts by category of services:

	2012	2013
	Stated in USD
Audit fees	$423,799	$516,348
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-

Total	$423,799	$516,348

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

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by our independent auditors in order to assure that they do not impair the auditor's independence from the Company. Engagements for proposed services to be performed by the independent auditors either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2013.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant's Certifying Accountant

None.

Item 16G.	Corporate Governance

Pursuant to an exception for foreign private issuers, we, as a Marshall Islands company, are not required to comply with the corporate governance practices followed by U.S. companies under the NASDAQ listing standards. We believe that our established practices in the area of corporate governance are in line with the spirit of the NASDAQ standards and provide adequate protection to our shareholders. In this respect, we have voluntarily adopted NASDAQ required practices, such as (a) having a majority of independent directors, (b) establishing audit, compensation and nominating committees comprised entirely of independent directors; and (c) adopting and disclosing a Code of Ethics for directors, officers and employees and promptly disclosing any waivers of or amendments to such code.

The significant differences between our corporate governance practices and the practices required by the NASDAQ are set forth below.

Executive Sessions

NASDAQ requires that all independent directors of listed companies meet in an executive session at least once a year. As permitted under Marshall Islands law and our amended and restated bylaws, our independent directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Shareholder Approval of Equity Compensation Plans

NASDAQ requires listed companies to obtain prior shareholder approval to adopt or materially revise any equity compensation plan. As permitted under Marshall Islands law and our amended and restated bylaws, we do not need prior shareholder approval to adopt or revise equity compensation plans, including our equity incentive plan.

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

4.14
Amending and Restating Agreement, dated February 8, 2013, by and among Paragon Shipping Inc., as Borrower, and Reading Navigation Co., Donna Marine Co. and Protea International Inc., as Owners, and the banks and financial institutions listed therein, as Lenders, and Commerzbank AG, as Agent, Arranger and Security Trustee,. And Commerzbank AG, as Swap Bank, relating to an amended and restated secured term loan facility of (originally) up to $57,000,000, incorporated by reference to Exhibit 4.14 to the Company's Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

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

4.20
Supplemental Letter, dated April 26, 2012, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and Bank of Scotland plc, as Agent, Mandated Lead Arranger, Underwriter and Security Trustee, and Bank of Scotland plc, as Swap Bank, relating to a secured revolving credit facility of (originally) up to $89,000,000, incorporated by reference to Exhibit 4.20 to the Company's Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

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

4.32
Supplemental Letter, dated July 17, 2012, to the Loan Agreement, dated July 31, 2008 (as amended and supplemented by three supplemental agreements dated, respectively, April 3, 2009, April 16, 2010 and September 1, 2011), by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a secured loan facility of (originally) up to $51,500,000, incorporated by reference to Exhibit 4.32 to the Company's Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

4.33
Supplemental Letter, dated January 22, 2013, to the Loan Agreement, dated July 31, 2008 (as amended and supplemented by three supplemental agreements dated, respectively, April 3, 2009, April 16, 2010 and September 1, 2011, and a supplemental letter, dated July 17, 2012), by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent and Security Trustee, and HSH Nordbank AG, as Swap Bank, relating to a secured loan facility of (originally) up to $51,500,000, incorporated by reference to Exhibit 4.33 to the Company's Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

4.34
Form of Loan Agreement, dated July 2, 2010, by and between Eris Shipping S.A., as Borrower, and HSBC Bank plc, as Lender, relating to a $22,000,000 secured loan incorporated by reference to Exhibit 4.34 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the SEC on March 4, 2011.

4.35
First Supplemental Agreement, dated November 30, 2012, by and among Eris Shipping S.A., as Borrower, and Paragon Shipping Inc., as Guarantor, and HSBC Bank plc, as Lender, relating to a $22,000,000 secured loan facility agreement, dated July 2, 2010, incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form F-1 (File No. 333-185467), filed with the SEC on December 13, 2012, as further supplemented by letter agreement dated March 14, 2014, filed herewith as Exhibit 4.35.

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

4.40
Supplemental Agreement, dated January 29, 2013, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Lead Arrangers and Swap Banks, and Nordea Bank Finland plc, London Branch, as Agent, Bookrunner and Security Trustee, and Ovation Services Inc., Coral Ventures Inc., Winselet Shipping & Trading Co. Ltd, Aminta International S.A. and Adonia Enterprises S.A., as Guarantors, relating to a facility of (originally) up to $89,515,100; incorporated by reference to Exhibit 4.40 to the Company's Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

4.41
Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009, incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on March 31, 2010.

4.42
Supplemental Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc. relating to Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009; incorporated by reference to Exhibit 4.42 to the Company's Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

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

4.47
First Supplemental Agreement, dated March 11, 2013, relating to a unsecured term loan facility of up to $30,000,000 to Box Ships Inc., as Borrower, provided by Paragon Shipping Inc., as Lender; incorporated by reference to Exhibit 4.47 to the Company's Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

4.48
Purchase Option Agreement between Box Ships Inc. and Paragon Shipping Inc., incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012, as amended and restated by the Amended and Restated Purchase Option Agreement dated November 15, 2013, filed herewith as Exhibit 4.48.

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

4.56	Accounting Agreement Renewal 2014, dated February 19, 2014 between Paragon Shipping Inc. and Allseas Marine S.A.
4.57
Share Purchase Agreement, dated as of December 24, 2012, by and between the Company and Innovation Holdings S.A., incorporated by reference to Exhibit 4.56 to the Company's Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

4.58
Registration Rights Agreement, dated as of December 24, 2012, by and between the Company and Innovation Holdings S.A., incorporated by reference to Exhibit 4.57 to the Company's Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

4.59
Executive Services Agreement, dated January 27, 2011, by and between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.58 to the Company's Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

4.60
Addendum No. 1 to Executive Services Agreement, dated January 27, 2011, by and between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.59 to the Company's Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

4.61
Addendum No. 2 to Executive Services Agreement, dated January 27, 2011, by and between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.60 to the Company's Annual Report on Form 20-F, filed with the SEC on April 3, 2013.

4.62	Paragon Shipping Inc. New 2014 Equity Incentive Plan, dated March 26, 2014.
8.1	Subsidiaries of Paragon Shipping Inc.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Accounting Firm.
15.2	Consent of Independent Registered Accounting Firm.
101
The following financial information from Paragon Shipping Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2012 and 2013;
(2) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2011, 2012, and 2013;
(3) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2011, 2012, and 2013;
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012, and 2013; and
(5) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARAGON SHIPPING INC.

	By:	/s/ Robert Perri
	Name:	Robert Perri
	Title:	Chief Financial Officer

Dated: March 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Paragon Shipping Inc.

We have audited the accompanying consolidated balance sheets of Paragon Shipping Inc. (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paragon Shipping Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Paragon Shipping Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 27, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
March 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Paragon Shipping Inc.

We have audited Paragon Shipping Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Paragon Shipping Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting for the year ended December 31, 2013. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Paragon Shipping Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Paragon Shipping Inc. as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2013 of Paragon Shipping Inc. and our report dated March 27, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
March 27, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Paragon Shipping Inc.
Majuro, Republic of The Marshall Islands

We have audited the accompanying consolidated statements of comprehensive income/(loss), shareholders' equity, and cash flows for the year ended December 31, 2011 Paragon Shipping Inc. and subsidiaries (the "Company"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the Company's results of the operations and cash flows for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
April 27, 2012 (April 3, 2013 as to the effects of the reverse stock split described in Notes 1 and 11 to the consolidated financial statements.)

Paragon Shipping Inc. Consolidated Balance Sheets As of December 31, 2012 and 2013 (Expressed in United States Dollars - except for share data)
	Notes	2012	2013
Assets
Current assets
Cash and cash equivalents		17,676,885	31,301,957
Restricted cash		2,425,000	325,000
Trade receivables, net	Note 2	2,060,453	8,536,240
Other receivables		729,766	599,988
Prepaid expenses		445,604	549,276
Due from related parties	Note 3	2,508,195	146,051
Inventories		920,013	1,145,243
Loan to affiliate	Note 3	4,000,000	-
Marketable securities	Note 10	567,288	1,616,329
Total current assets		31,333,204	44,220,084
Fixed assets
Vessels, net	Note 5	298,376,440	306,135,916
Advances for vessels under construction	Note 4	49,592,684	45,209,166
Other fixed assets, net	Note 2	497,619	595,840
Total fixed assets, net		348,466,743	351,940,922
Investment in affiliate	Note 7	19,987,743	11,309,375
Loan to affiliate	Note 3	10,000,000	-
Interest rate swaps	Notes 9, 10	-	87,295
Other assets	Note 6	2,602,212	2,303,304
Restricted cash		7,585,000	9,685,000
Total Assets		419,974,902	419,545,980
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable		2,597,253	2,543,468
Accrued expenses		2,109,952	2,054,903
Due to related parties	Note 3	84,705	82,074
Interest rate swaps	Notes 9, 10	1,185,719	980,465
Deferred income		1,567,007	737,251
Current portion of long-term debt	Note 8	14,427,250	17,257,750
Total current liabilities		21,971,886	23,655,911
Long-term liabilities
Long-term debt	Note 8	181,114,926	162,857,176
Interest rate swaps	Notes 9, 10	1,367,577	382,116
Total long-term liabilities		182,482,503	163,239,292
Total Liabilities		204,454,389	186,895,203
Commitments and Contingencies	Note 16
Shareholders' Equity
Preferred shares, $0,001 par value; 25,000,000 authorized; none issued and outstanding	Note 11	-	-
Class A common shares, $0.001 par value; 750,000,000 authorized;
11,001,403 and 17,669,442 issued and outstanding at
December 31, 2012 and 2013, respectively	Note 11	11,001	17,669
Class B common shares, $0.001 par value; 5,000,000 authorized; none issued and outstanding	Note 11	-	-
Additional paid-in capital	Note 11	460,094,256	493,803,591
Accumulated other comprehensive loss	Note 10	(627,104)	(259,811)
Accumulated deficit		(243,957,640)	(260,910,672)
Total Shareholders' Equity		215,520,513	232,650,777
Total Liabilities and Shareholders' Equity		419,974,902	419,545,980

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc. Consolidated Statements of Comprehensive Loss For the years ended December 31, 2011, 2012 and 2013 (Expressed in United States Dollars - except for share data)
	Notes	2011	2012	2013
Revenue
Charter revenue		92,093,426	53,218,975	59,530,645
Commissions (including related party of $1,119,611, $646,987 and $750,533 in 2011, 2012 and 2013, respectively)	Note 3	(5,185,459)	(2,918,296)	(3,273,889)
Net Revenue		86,907,967	50,300,679	56,256,756
Expenses / (Income)
Voyage expenses, net	Note 2	979,987	1,855,964	6,668,998
Vessels operating expenses (including related party of $581,021, $660,474 and $797,143 in 2011, 2012 and 2013, respectively)	Notes 2, 3	18,018,016	18,808,084	20,758,513
Dry-docking expenses (including related party of $122,481, $0 and $109,248 in 2011, 2012 and 2013, respectively)	Note 3	2,924,046	-	1,698,217
Management fees - related party	Notes 3, 11	4,780,500	4,094,744	5,874,416
Depreciation	Note 5	32,544,199	16,386,426	16,986,584
General and administrative expenses (including related party of $5,265,799, $3,304,116 and $7,670,556 in 2011, 2012 and 2013, respectively)	Notes 3, 12	12,315,054	7,901,762	10,764,001
Impairment loss		277,327,148	-	-
Bad debt provisions		-	124,717	-
Loss on sale of assets		15,192,704	-	-
Gain from vessel early redelivery	Note 13	(1,947,947)	-	(2,267,818)
Loss from contract cancellation (including related party of $0, $0 and $444,421 in 2011, 2012 and 2013, respectively)	Notes 3, 4	-	-	568,658
Gain from marketable securities, net	Note 10	-	(414,235)	(1,202,094)
Other income	Note 13	-	(750,715)	(638,374)
Operating (Loss) / Income		(275,225,740)	2,293,932	(2,954,345)
Other Income / (Expenses)
Interest and finance costs		(9,349,714)	(6,744,917)	(7,440,190)
Loss on derivatives, net	Notes 9, 10	(2,340,418)	(714,074)	(95,288)
Interest income (including related party of $508,019, $675,856 and $504,326 in 2011, 2012 and 2013, respectively)	Note 3	620,861	728,503	531,028
Equity in net income of affiliate	Note 7	2,749,866	1,986,590	1,652,339
Gain from debt extinguishment	Note 8	-	1,893,254	-
Loss on investment in affiliate	Notes 7, 10	-	(16,985,066)	(8,620,372)
Foreign currency gain / (loss)		46,386	(15,347)	(26,204)
Total Other Expenses, net		(8,273,019)	(19,851,057)	(13,998,687)
Net Loss		(283,498,759)	(17,557,125)	(16,953,032)
Other Comprehensive Income / (Loss)
Unrealized (loss) / gain on cash flow hedges	Note 10	-	(847,943)	131,112
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	Note 10	-	174,869	312,069
Equity in other comprehensive (loss) / income of affiliate	Note 7	-	(107,083)	77,165
Unrealized loss on change in fair value of marketable securities	Note 10	-	(827,377)	(2,064,265)
Transfer of impairment of marketable securities to
"Gain from marketable securities, net"	Note 10	-	980,430	1,911,212
Total Other Comprehensive (Loss) / Income		-	(627,104)	367,293
Comprehensive Loss		(283,498,759)	(18,184,229)	(16,585,739)
Loss per Class A common share, basic and diluted	Note 15	$(47.61)	$(2.84)	$(1.31)
Weighted average number of Class A common shares, basic and diluted	Note 15	5,793,792	6,035,910	12,639,128

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2011, 2012 and 2013
(Expressed in United States Dollars - except for share data)
	Class A Shares
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Comprehensive Loss	Retained Earnings / (Accumulated Deficit)	Total
Balance January 1, 2011	5,587,026	5,587	430,389,637	-	60,076,443	490,471,667
Issuance of Class A common shares	395,260	395	12,140,001	-	-	12,140,396
Issuance of non-vested Class A common share awards	108,000	108	(108)	-	-	-
Cancellation of non-vested Class A common share awards	(460)	-	-	-	-	-
Share based compensation	-	-	5,089,042	-	-	5,089,042
Dividends paid ($0.50 per share)	-	-	-	-	(2,978,199)	(2,978,199)
Net Loss	-	-	-	-	(283,498,759)	(283,498,759)
Balance December 31, 2011	6,089,826	6,090	447,618,572	-	(226,400,515)	221,224,147
Issuance of Class A common shares	4,901,961	4,902	9,938,991	-	-	9,943,893
Issuance of non-vested Class A common share awards	9,800	10	(10)	-	-	-
Cancellation of non-vested Class A common share awards	(184)	(1)	1	-	-	-
Share based compensation	-	-	2,536,702	-	-	2,536,702
Net Loss	-	-	-	-	(17,557,125)	(17,557,125)
Other comprehensive loss	-	-	-	(627,104)	-	(627,104)
Balance December 31, 2012	11,001,403	11,001	460,094,256	(627,104)	(243,957,640)	215,520,513
Issuance of Class A common shares	6,218,039	6,218	31,854,532	-	-	31,860,750
Issuance of non-vested Class A common share awards	450,000	450	(450)	-	-	-
Share based compensation	-	-	1,855,253	-	-	1,855,253
Net Loss	-	-	-	-	(16,953,032)	(16,953,032)
Other comprehensive income	-	-	-	367,293	-	367,293
Balance December 31, 2013	17,669,442	17,669	493,803,591	(259,811)	(260,910,672)	232,650,777

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc. Consolidated Statements of Cash Flows For the years ended December 31, 2011, 2012 and 2013 (Expressed in United States Dollars - except for share data)
	2011	2012	2013
Cash flows from operating activities
Net Loss	(283,498,759)	(17,557,125)	(16,953,032)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	32,544,199	16,386,426	16,986,584
Impairment loss	277,327,148	-	-
Loss on investment in affiliate	-	16,985,066	8,620,372
Loss on sale of assets	15,192,704	-	-
Amortization and write off of financing costs	1,502,521	447,573	941,733
Bad debt provisions	-	124,717	-
Share based compensation	5,089,042	2,536,702	1,855,253
Write off of capitalized expenses from contract cancellation	-	-	232,495
Gain from marketable securities, net	-	(414,235)	(1,202,094)
Gain from debt extinguishment	-	(1,893,254)	-
Unrealized gain on interest rate swaps	(1,517,932)	(2,017,297)	(834,829)
Equity in net income of affiliate net of dividends received	(1,202,991)	1,202,991	-
Changes in assets and liabilities:
Trade receivables, net	236,147	(1,334,013)	(6,475,787)
Other receivables	503,068	97,564	129,779
Prepaid expenses	(74,631)	157,502	(103,672)
Inventories	242,562	(9,444)	(221,313)
Due from related parties	1,080,639	(1,587,798)	2,336,607
Trade accounts payable	349,780	148,323	(64,969)
Accrued expenses	(3,332)	(467,604)	148,956
Due to related parties	-	84,705	(2,631)
Deferred income	(2,302,736)	486,010	(829,756)
Net cash from operating activities	45,467,429	13,376,809	4,563,696
Cash flow from investing activities
Net proceeds from sale of assets	117,032,943	-	-
Acquisition of vessels and capital expenditures	(53,074,242)	(32,042,752)	(20,368,088)
Payments for vessels under construction	(4,987,324)	-	-
Loan to affiliate	(30,000,000)	-	-
Repayment from affiliate	15,000,000	1,000,000	14,000,000
Return of investment in affiliate	-	522,918	135,160
Other fixed assets	(297,584)	(172,410)	(208,567)
Release of restricted cash	-	14,990,000	-
Net cash from / (used in) investing activities	43,673,793	(15,702,244)	(6,441,495)
Cash flows from financing activities
Proceeds from long-term debt	26,000,000	28,908,750	-
Repayment of long-term debt	(142,550,000)	(32,758,319)	(15,427,250)
Payment of financing costs	(2,111,492)	(673,709)	(912,441)
Proceeds from the issuance of Class A common shares	12,555,470	10,000,000	34,500,000
Class A common shares offering costs	(281,419)	(37,919)	(2,657,438)
Dividends paid	(2,978,199)	-	-
Net cash (used in) / from financing activities	(109,365,640)	5,438,803	15,502,871
Net (decrease) / increase in cash and cash equivalents	(20,224,418)	3,113,368	13,625,072
Cash and cash equivalents at the beginning of the period	34,787,935	14,563,517	17,676,885
Cash and cash equivalents at the end of the period	14,563,517	17,676,885	31,301,957
Supplemental disclosure of cash flow information
Cash paid during the period for interest (excluding capitalized interest)	6,955,861	5,122,625	5,201,707
Non-cash investing activities - fair value consideration of shares received for vessel sales	37,602,811	-	-
Non-cash financing activities - unpaid financing costs	-	269,616	-

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

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of Paragon Shipping Inc. and its wholly-owned subsidiaries (collectively the "Company") as discussed below as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013.

Drybulk Vessel Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel's Name	Delivery Date	Built	DWT
Trade Force Shipping S.A.	November 15, 2006	Marshall Islands	Deep Seas	December 2006	1999	72,891
Frontline Marine Co.	November 15, 2006	Marshall Islands	Calm Seas	December 2006	1999	74,047
Fairplay Maritime Ltd.	November 15, 2006	Marshall Islands	Kind Seas	December 2006	1999	72,493
Donna Marine Co.	July 4, 2007	Marshall Islands	Pearl Seas	August 2007	2006	74,483
Protea International Inc.	July 17, 2007	Liberia	Sapphire Seas	August 2007	2005	53,702
Reading Navigation Co.	July 17, 2007	Liberia	Diamond Seas	September 2007	2001	74,274
Imperator I Maritime Company	September 27, 2007	Marshall Islands	Coral Seas	November 2007	2006	74,477
Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	December 2007	2006	74,475
Paloma Marine S.A.	June 19, 2008	Liberia	Friendly Seas	August 2008	2008	58,779
Eris Shipping S.A.	April 8, 2010	Liberia	Dream Seas	July 2010	2009	75,151
Coral Ventures Inc.	August 5, 2009	Liberia	Prosperous Seas	May 2012	2012	37,293
Winselet Shipping & Trading Co. Ltd.	April 6, 2010	Liberia	Precious Seas	June 2012	2012	37,205
Aminta International S.A.	May 5, 2010	Liberia	Priceless Seas (1)	January 2013	2013	37,202

(1) Refer to Notes 4, 5 and 8

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.           Basis of Presentation and General Information - Continued

Vessel Under Construction Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel's Name / Hull Number	Type	Expected Delivery	DWT / TEU
Irises Shipping Ltd.	October 6, 2009	Marshall Islands	656 (1)	Containership	2014	4,800 TEU
Nereus Navigation Ltd.	May 4, 2010	Marshall Islands	Box King (1)	Containership	2014	4,800 TEU
Adonia Enterprises S.A.	May 5, 2010	Liberia	625 (2)	Drybulk Carrier	2014	37,200 Dwt
Alcyone International Marine Inc.	June 17, 2013	Liberia	DY152 (1)	Drybulk Carrier	2014	63,500 Dwt
Neptune International Shipping & Trading S.A.	June 17, 2013	Liberia	DY153 (1)	Drybulk Carrier	2014	63,500 Dwt

(1) Refer to Notes 4 and 5
(2) Refer to Notes 4, 5 and 8

Non-Vessel Owning Subsidiaries:

Non-Vessel Owning Company	Date of Incorporation	Country of Incorporation
Camelia Navigation S.A.	November 15, 2006	Marshall Islands
Explorer Shipholding Limited	November 15, 2006	Marshall Islands
Epic Investments Inc.	December 21, 2006	Marshall Islands
Opera Navigation Co.	December 21, 2006	Marshall Islands
Ovation Services Inc.	September 16, 2009	Marshall Islands
Letitia Shipping Limited	May 4, 2010	Marshall Islands
Ardelia Navigation Limited	June 15, 2010	Liberia
Eridanus Trading Co.	July 1, 2010	Liberia
Delphis Shipping Company S.A.	February 7, 2011	Liberia

Effective November 5, 2012, the Company effectuated a 10-for-1 reverse stock split on its issued and outstanding common stock (refer to Note 11). All share and per share amounts disclosed in the accompanying consolidated financial statements give effect to the respective stock split retroactively, for all the periods presented.

The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. ("Allseas"), a related party wholly owned by Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer (refer to Note 3).

As of December 31, 2013, Mr. Michael Bodouroglou beneficially owned 38.0% of the Company's common stock.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.           Basis of Presentation and General Information - Continued

Major Charterers: The following charterers individually accounted for more than 10% of the Company's charter revenue for the years ended December 31, 2011, 2012 and 2013:

Charterer	Percentage of charter revenue
	2011	2012	2013
Deiulemar Shipping S.P.A.	27.7%	-	-
Deiulemar Compagnia Di Navigazione S.P.A.	13.0%	-	-
Intermare Transport GmbH	19.9%	24.1%	13.4%
Morgan Stanley Capital Group Inc.	-	15.7%	-
Mansel Ltd.	-	16.6%	-
Cargill International S.A.	-	19.2%	33.6%

2.           Significant Accounting Policies

(a)
Principles of Consolidation: The consolidated financial statements incorporate the financial statements of the Company. Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statements of comprehensive income / (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany balances and transactions have been eliminated. Paragon, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 "Consolidation" a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities ("VIE") are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's design and purpose and the reporting entity's power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity's economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2012 and 2013, no such interest existed.

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

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate prevailing at the balance sheet date and any gains or losses are included in the statements of comprehensive income / (loss). As of December 31, 2012 and 2013, the Company had no foreign currency derivative instruments.

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

(g)
Trade Receivables (net): Trade receivables (net), reflect the receivables from time charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts for the years ended December 31, 2012 and 2013 was $734,983 and $265,751, respectively.

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

The undiscounted projected net operating cash flows for each vessel are determined by considering the contracted charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average of similar size vessels) over the remaining estimated life of the vessel, assumed to be 25 years for drybulk carriers and 30 years for containerships from the date of initial delivery from the shipyard, net of brokerage commissions, the salvage value of each vessel, which is estimated to be $300 per lightweight ton, expected outflows for vessels' future dry-docking expenses and estimated vessel operating expenses, assuming an average annual inflation rate where applicable. The Company uses the historical ten-year average as it is considered a reasonable estimation of expected future time charter rates over the remaining useful life of the Company's vessels since it represents a full shipping cycle that captures the highs and lows of the market. The Company utilizes the standard deviation in order to eliminate the outliers of the sample before computing the historic ten-year average of the one-year time charter rate.

As of December 31, 2011, the impairment analysis had indicated an impairment loss of $271,587,148 relating to the write down to fair value of the carrying amount of six of the Company's vessels. As of December 31, 2012 and 2013, the impairment analysis indicated no impairment on any of the Company's vessels.

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

(m)
Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which up until September 30, 2012, was estimated to be $150 per lightweight ton. In order to align the scrap rate estimates with the current historical average scrap rate, effective from October 1, 2012, the Company adjusted the estimated scrap rate used to calculate the vessels' salvage value from $150 to $300 per lightweight ton. The impact of the increase in the estimated scrap rate is a decrease in depreciation expense going forward. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," was to decrease net loss for the year ended December 31, 2012 and 2013, by $294,414 and $1,241,503 or $0.05 and $0.10 per Class A common share, basic and diluted, respectively.

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

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.           Significant Accounting Policies – Continued

(n)
Other Fixed Assets: Other fixed assets consist of computer systems installed on board the vessels to improve their efficiency, software and a vehicle. Other fixed assets are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful life of the assets, which is estimated to be 5 years for the computer systems software, and 3 years for the Company's car. Depreciation charged in the years ended December 31, 2011, 2012 and 2013 amounted to $83,407, $135,095 and $164,527, respectively.

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

The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimate of the then current market charter rate for an equivalent vessel at the time of acquisition. The asset or liability recorded is amortized or accreted over the remaining period of the time charter as a reduction or addition, respectively, to time charter revenue. As of December 31, 2012 and 2013 the Company had no unamortized Above / Below Market Acquired Time Charters.

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

Revenue / Voyage charters: Voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage. A voyage is deemed to commence upon the latest between the completion of discharge of the vessel's previous cargo and the charter party date of the current voyage, and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

Commissions: Charter hire commissions are deferred and amortized over the related charter period and are presented separately in the accompanying consolidated statements of comprehensive loss.

Voyage Expenses: Voyage expenses exclude commissions and consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs. Voyage expenses also include losses from the sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking for 2012 and 2013, that in the aggregate amounted to $502,596 and $4,462,298, respectively. The sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking for 2011 resulted in gains of $472,351, which are presented under Vessel operating expenses.

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

(z)
Earnings per Share (EPS): The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period determined using the two-class method of computing earnings per share. Non-vested share awards issued are included in the two-class method and income attributable to non-vested share awards is deducted from the net income reported for purposes of calculating net income available to common shareholders used in the computation of basic earnings per share. The computation of diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such securities include non vested stock awards for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized and common shares issuable upon exercise of the Company's outstanding warrants, to the extent that they are dilutive, using the treasury method.

(aa)	Subsequent Events: The Company evaluates subsequent events or transactions up to the date in which the financial statements are issued according to the requirements of ASC 855.

(bb)
Recent Accounting Pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company's consolidated financial statements in the current period or expected to have an impact on future periods.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Transactions with Related Parties

(a)
Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: On September 13, 2007 and effective as of October 1, 2007, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company's Chairman, President and Chief Executive Officer. The term of the lease was for 5 years beginning October 1, 2007 and expired on September 30, 2012. The monthly rental for the first year was €2,000, plus 3.6% tax, and thereafter would be adjusted annually for inflation increases in accordance with the official Greek inflation rate. On October 1, 2012, the rental agreement was renewed for an additional term of 5 years, beginning October 1, 2012 and expiring September 30, 2017, pursuant to which the monthly rental for the first year is €3,000, plus 3.6% tax, and thereafter will be adjusted annually for inflation increases in accordance with the official Greek inflation rate. Rent expense under this lease amounted to $38,947, $39,593 and $49,324 for the years ended December 31, 2011, 2012 and 2013, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of comprehensive loss.

(b)	Allseas: The following amounts charged by Allseas are included in the accompanying consolidated statements of comprehensive loss:

	2011	2012	2013
(1(i)) Charter hire commissions	$1,119,611	$646,987	$750,533
(1(ii)) Vessel sale & purchase commissions	2,091,028	-	-
Total Allseas commissions	$3,210,639	$646,987	$750,533

Included in Vessel operating expenses
(1(v)) Superintendent fees	$259,054	$338,826	$399,626

Included in Dry-docking expenses
(1(v)) Superintendent fees	$122,481	$-	$109,248

Management fees - related party
(1(iii)) Management fees	$4,022,215	$3,428,548	$4,104,271
(2) Financial accounting and reporting services	509,869	666,196	720,361
(3) Loretto agreement	248,416	-	1,049,784
Total Management fees	$4,780,500	$4,094,744	$5,874,416

Included in General and administrative expenses
(4) Administrative fees	$33,207	$36,085	$38,598
(7) Executive services agreement	$5,193,645	$3,228,438	$7,582,634

The following amounts charged by Allseas are capitalized and are included in vessels cost and advances for vessels under construction in the accompanying consolidated balance sheets: technical management and superintendent fees (refer to 1(iv)) relating to newbuilding vessels, and vessel purchase commissions (refer to 1(ii)), which in the aggregate amounted to $1,479,827 and $1,588,512 for the years ended December 31, 2012 and 2013, respectively.

Following the cancellation of one of the two 4,800 TEU containership newbuilding contracts as discussed in Note 4, the Company recorded a loss from contract cancellation of $568,658 relating to capitalized expenses for Hull no. 656, which includes technical management and superintendent fees (refer to 1(iv)) charged by Allseas that in the aggregate amounted to $444,421.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Transactions with Related Parties – Continued

(b)	Allseas - Continued

(1)	Ship-Owning Company Management Agreements

(i) Charter Hire Commissions - The Company pays Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels ("charter hire commission"), which are presented separately in the accompanying consolidated statements of comprehensive loss.

(ii) Vessel Commissions - The Company also pays Allseas a fee equal to 1% of the purchase price of any vessel bought, constructed or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement, ("vessel commission"). Vessel commissions relating to vessel sale is included in the determination of the gain / loss on sale of assets presented in the accompanying consolidated statements of comprehensive loss. Vessel commissions relating to vessels bought or constructed are capitalized and included in vessels cost and advances for vessels under construction in the accompanying consolidated balance sheets.

(iii) Management Services - Each of the ship-owning companies has a management agreement with Allseas, under which management services are provided in exchange for a fixed daily fee per vessel. This fee is subject to adjustment on June 1 of each year based on the official Eurozone inflation rate. For the period from January 1, 2011 to May 31, 2011, the Company paid Allseas a management fee of €620.00 per vessel per day, while effective June 1, 2011, Allseas management fee was adjusted to €636.74 per vessel per day. Effective June 1, 2012, Allseas management fee was adjusted to €652.02 per vessel per day, while effective June 1, 2013, Allseas management fee was adjusted to €661.15 per vessel per day.

(iv) Pre-Delivery Services – A lump sum fee of $15,000 is payable to Allseas for pre-delivery services provided during the period from the date of the Memorandum of Agreement for the purchase of the vessel, until the date of delivery.

(v) Superintendent Services – Allseas is entitled to a superintendent fee of €500 per day for each day in excess of 5 days per calendar year for which a Superintendent performed on site inspection.

(2)
Accounting Agreement – For the year ended December 31, 2011, Allseas was entitled to a fee of €250,000 per year, payable quarterly, for the provision of financial accounting services and a fee of €120,000 per year, payable quarterly, for the provision of financial reporting services. Effective January 1, 2012, the agreement was renewed, pursuant to which the fee for the provision of financial reporting services was amended to $30,000 per vessel per annum, payable quarterly. These fees are included in Management fees - related party in the accompanying consolidated statements of comprehensive loss. For the years ended December 31, 2011, 2012 and 2013, an amount of $509,869, $666,196 and $720,361 respectively, was paid to Allseas for financial accounting and reporting services. In February 2014, the Company agreed to renew the term of the agreement for one additional year, effective January 1, 2014.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Transactions with Related Parties – Continued

(b)	Allseas - Continued

(3)
Tripartite Agreement between the Company, Allseas and Loretto Finance Inc. - On November 10, 2009, the Company, Allseas, and Loretto Finance Inc. ("Loretto"), a wholly owned subsidiary of Allseas, signed a tripartite agreement, as clarified and amended by a supplemental agreement, effective from December 1, 2012, whereby in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to the Company's equity incentive plan as discussed in Note 12 (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans may be adopted, the Company will issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the agreement, any common shares to be issued to Loretto under the agreement may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties. The fair value of the shares issued for no consideration are accounted as share based payment and presented as Management fees - related party in the year granted in the statement of comprehensive income / (loss). Accordingly, as of December 31, 2013, the Company has granted and issued to Loretto a total of 334,258 Class A common shares, of which 116,219 were issued prior to 2013.

In connection with the private placement to Innovation Holdings that closed in December 2012 and upon the finalization of the Company's debt restructuring as discussed in Note 8, effective February 15, 2013, an additional 98,039 Class A common shares, representing 2% of the 4,901,961 newly-issued Class A common shares sold to Innovation Holdings in the private placement, were granted to Loretto (refer to Note 11). The fair value of such shares based on the average of the high-low trading price of the shares on February 15, 2013, was $335,784, which was recorded as share based compensation and is included in Management fees – related party in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2013. Furthermore, in connection with the public offering that was completed in September 2013 (refer to Note 11), effective September 27, 2013, 120,000 Class A common shares, representing the 2% of the 6,000,000 Class A common shares sold in the public offering, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on September 27, 2013, was $714,000, which was also recorded as share based compensation and is included in Management fees – related party in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2013.

In connection with the public offering that was completed in February 2014 (refer to Note 11), effective February 18, 2014, 135,700 Class A common shares, representing the 2% of the 6,785,000 Class A common shares sold in the public offering, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on February 18, 2014, was $880,015, which will be recorded as share based compensation in the first quarter of 2014.

(4)
Administrative Service Agreement - The Company entered into an administrative service agreement with Allseas on November 12, 2008. Under the agreement, Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities, office cleaning services and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas to be reimbursed on a quarterly basis.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Transactions with Related Parties – Continued

(b)	Allseas - Continued

(5)
Newbuildings Supervision Agreement - The Company has entered into management agreements with Allseas relating to the supervision of each of the contracted newbuilding vessels, pursuant to which Allseas is entitled to: (1) a flat fee of $375,000 ("flat fee") per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessel's delivery to the Company, (2) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until the Company accepts delivery of the respective vessel and (3) €500 per day for each day in excess of 5 days per calendar year for which a superintendent performed on site inspection.

(6)
Compensation Agreement – The Company has entered into a compensation agreement with Allseas whereby in the event that Allseas is involuntarily terminated as the manager of its fleet, it shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) €3,000,000 (or $4,122,900 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3743 as of December 31, 2013).

(7)
Executive Services Agreement – Effective January 1, 2011, the Company entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of the executive officers, which include strategy, business development, marketing, finance and other services, who report directly to the Company's Board of Directors. Under the agreement, prior to January 1, 2013, Allseas was entitled to an executive services fee of €2,500,000 per annum, payable in equal monthly installments, plus incentive compensation. Effective January 1, 2013, the executive services fee was adjusted to €2,700,000 per annum, while effective January 1, 2014, the executive services fee was adjusted to €2,900,000 per annum. The agreement has an initial term of five years and automatically renews for a successive five-year term unless sooner terminated. On March 6, 2013, the Company amended the terms of the termination clause of the executive services agreement, whereby, if the respective agreement is terminated by Allseas either for "good reason" or as a result of "change of control", as such terms are defined in the agreement, or terminated by the Company without "cause", as defined in the agreement, Allseas will be entitled to receive (i) the amount of the executive services fee payable through the "termination date," as defined in the agreement; (ii) compensation equal to three years' annual executive services fee then applicable; and (iii) an amount of the Company's common shares equal to 5% of the then issued and outstanding shares of the Company. For the year ended December 31, 2011, an amount of $5,193,645 was paid to Allseas for the services of the executive officers, which includes incentive compensation of $1,695,590. For the year ended December 31, 2012, an amount of $3,228,438 was paid to Allseas for the services of the executive officers, while no incentive compensation was remitted. For the year ended December 31, 2013, an amount of $7,582,634 was paid to Allseas for the services of the executive officers, which includes incentive compensation of $3,993,000.

Each month, the Company funds a payment to Allseas to cover working capital equal to one month's worth of estimated operating expenses. At each balance sheet date, the excess of the amount funded to Allseas over payments made by Allseas for operating expenses is reflected as Due from related parties. In addition, in 2012, an amount of $1,280,000 was remitted to Allseas for the issuance of a letter of guarantee relating to a dispute regarding one of the Company's vessels, and is reflected as Due from related parties as of December 31, 2012. In November 2013, the dispute was resolved and in December 2013, the amount of $1,280,000 was refunded to the Company. As of December 31, 2012 and 2013, the amount due from Allseas was $2,508,195 and $146,051, respectively.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Transactions with Related Parties – Continued

(c)
Manning Agency Agreements: Each of the Company's ship-owning subsidiaries has a manning agency agreement with Crewcare Inc. ("Crewcare"), a company beneficially owned by the Company's Chief Executive Officer, based in Manila, Philippines. For the period from January 1, 2011 to April 30, 2011, manning services were provided under the agreements in exchange for a fixed monthly fee of $85 per seaman for all officers and crew who serve on board each vessel, plus a recruitment fee of $110 per seaman, payable on a one-off basis. Effective May 1, 2011, the monthly manning service fee increased to $95 per seaman and the one-off recruitment fee increased to $120 per seaman. In addition, the agreements also provide for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred amounted to $321,967, $321,648, and $382,517 for the years ended December 31, 2011, 2012 and 2013, respectively, and are included in Vessels operating expenses. Administrative services are also being provided which represent payment of crew wages and related costs on behalf of the Company. The balances due to Crewcare amounted to $84,705 and $82,074 as of December 31, 2012 and 2013, respectively.

(d)
Cadetship Program Agreement: On October 5, 2013, each of the Company's ship-owning subsidiaries entered into a cadetship program agreement with Crewcare, pursuant to which Crewcare, at its own cost, is responsible for recruiting and training cadets to be assigned to the vessels. These services are being provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for one-year on board training. The agreement has an initial term of one year with the option to renew for one more year by mutual agreement. The expenses incurred for the year ended December 31, 2013, amounted to $15,000, and are included in Vessels operating expenses.

(e)
Box Ships Inc.: As of December 31, 2012 and 2013, the Company held 16.4% and 13.6% of Box Ships' common stock, respectively. The decrease in the percentage of Box Ships' common stock held by the Company is mainly due to the Company's non-participation in the public offering of 4,000,000 common shares of Box Ships, which was completed on March 18, 2013 (refer to Note 7).

On May 27, 2011, the Company granted Box Ships an unsecured loan of $30,000,000. The loan was initially payable in one installment on the second anniversary of the Box Ships IPO on April 19, 2013. The loan bears interest at LIBOR plus a margin of 4.00%. In August 2011 and November 2012, Box Ships prepaid an amount of $15,000,000 and $1,000,000, respectively. As of December 31, 2012, the outstanding loan balance due from Box Ships was $14,000,000. On February 28, 2013, Box Ships prepaid an amount of $1,000,000 and reduced the outstanding balance of the respective loan to $13,000,000. In addition, on March 11, 2013, the Company agreed to amend certain terms of the loan agreement. Pursuant to the amended agreement, the Company agreed to extend the maturity of the loan for one year, from April 19, 2013 to April 19, 2014. During the remaining term of the loan, Box Ships was required to make quarterly principal installments in the amount of $1,000,000 each, with a final balloon payment of $9,000,000 due on the maturity date. In consideration for the amendment of the loan agreement, Box Ships agreed to pay an amendment fee of $65,000, which is included in Interest income in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2013, and to increase the margin from 4.00% to 5.00%. In April 2013, Box Ships paid the amendment fee of $65,000. Pursuant to the amended loan agreement, on April 19, 2013 and on July 19, 2013, Box Ships proceeded with the first two quarterly principal installment payments of $1,000,000 each. In addition, on August 5, 2013, Box Ships prepaid an amount of $5,000,000 and reduced the outstanding balance of the respective loan to $6,000,000, which was fully repaid on October 18, 2013. For the years ended December 31, 2011, 2012 and 2013, interest charged on the respective loan amounted to $508,019, $675,856 and $439,326, respectively.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

3.           Transactions with Related Parties – Continued

(e)	Box Ships Inc. - Continued

The Company has entered into an agreement with Box Ships and Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, reflecting, among others, for so long as (i) Mr. Bodouroglou is a director or executive officer of both the Company and Box Ships and (ii) the Company owns at least 5% of the total issued and outstanding common shares of Box Ships, the provisions described below:

Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without the Company's prior written consent, and the Company will not, directly or indirectly, acquire or charter any containership without the prior written consent of Box Ships. In addition, under the terms of the agreement, Box Ships is granted a right of first offer on any proposed sale, transfer or other disposition of any containership owned by the Company. Furthermore, the Company will also grant Box Ships a right of first refusal over any employment opportunity for a containership presented or available to the Company with respect to any vessel owned by the Company, other than the 4,800 TEU containership newbuilding subject to the option agreement with Box Ships described below.

If the Company ceases to beneficially own at least 5% of the total issued and outstanding common shares of Box Ships or Mr. Michael Bodouroglou is no longer a director or executive officer of both the Company and Box Ships, the obligations under this agreement will terminate.

The Company has entered into an agreement with Box Ships, pursuant to which Box Ships was granted the option to acquire the 4,800 TEU containerships under construction, which is scheduled to be delivered to the Company during the second quarter of 2014, by way of a novation of the relevant construction contract from the Company at any time prior to the vessel's delivery to the Company, or purchase of such vessel at any time after its delivery to the Company, so long as the vessel is owned by the Company at such time. Under the terms of the agreement, the purchase price payable by Box Ships for the vessel shall be the greater of (i) the actual carrying cost of the vessel at the date the option is exercised, together with any actual expenses incurred by the Company in connection with the construction contract or the vessel; and (ii) the fair market value of the construction contract or the vessel at the date the option is exercised, as determined by the average of two independent ship broker's valuations, one selected by the Company and one selected by Box Ships. To the extent Box Ships does not exercise its option to acquire this vessel, the Company will be permitted to operate, or sell the vessel pursuant to a waiver that Box Ships will grant to the Company under the non-competition agreement described above, provided that Box Ships will be granted a right of first offer on any proposed sale, transfer or other disposition of the vessel. The Company will also be entitled to charter the vessel on a period charter commencing not more than 45 days after the vessel's delivery.

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

As of December 31, 2011, the Company's newbuilding program consisted of four Handysize drybulk carriers and two 4,800 TEU containerships.

On May 4 and on June 18, 2012, the Company took delivery of its first two Handysize drybulk carriers; the M/V Prosperous Seas and the M/V Precious Seas, respectively. An amount of $29,328,882 was paid to the shipyard in 2012, representing the final installment of the respective vessels, which was financed from the syndicated secured loan facility led by Nordea Bank Finland Plc and the Company's own funds (refer to Notes 5 and 8).

On January 29, 2013, the Company took delivery of its third Handysize drybulk carrier; the M/V Priceless Seas. In January 2013, an amount of $1,419,475 was paid to the shipyard representing the final installment of the respective vessel, which was financed from the Company's own funds (refer to Notes 5 and 8).

Following the completion of the public offering of 6,000,000 common shares (refer to Note 11), in October 2013, the Company completed the acquisition of shipbuilding contracts for two Ultramax newbuilding drybulk carriers from Allseas (Hull no. DY152 and Hull no. DY153). The Ultramax newbuildings have a carrying capacity of 63,500 dwt each and are currently under construction at Yangzhou Dayang Shipbuilding Co. Ltd., member of Sinopacific Shipbuilding Group, with scheduled deliveries on May 31, 2014 and July 31, 2014, respectively. The acquisition cost of these two newbuildings is $26,500,000 per vessel, or $53,000,000 in the aggregate. In October 2013, the Company paid a first installment of $8,058,495 per vessel. The balance of the contract price, or $18,441,505 per vessel, will be payable upon the delivery of each vessel. In addition, in October 2013, an amount of $265,000 per vessel was paid to Allseas, representing vessel purchase commissions equal to 1% of the acquisition cost, pursuant to the newbuilding supervision agreements between the respective ship-owning companies and Allseas.

In December 2013, the Company agreed to acquire, subject to certain closing conditions that were lifted in the first quarter of 2014, shipbuilding contracts for two additional Ultramax newbuilding drybulk carriers from Allseas (Hull no. DY4050 and Hull no. DY4052). The Ultramax newbuildings are sister ships to the two Ultramax newbuildings discussed above, have a carrying capacity of 63,500 dwt each and are currently under construction at Yangzhou Dayang Shipbuilding Co. Ltd., with scheduled deliveries on April 30, 2015 and June 30, 2015, respectively. The acquisition cost of these two newbuildings is $28,250,000 per vessel, or $56,500,000 in the aggregate. In February 2014, the Company paid a first installment of $5,592,661 per vessel. In addition, in February 2014, an amount of $282,500 per vessel was paid to Allseas, representing vessel purchase commissions equal to 1% of the acquisition cost, pursuant to the newbuilding supervision agreements between the respective ship-owning companies and Allseas. The balance of the contract price, or $22,657,339 per vessel, will be payable $3,884,530 upon the commencement of the steel cutting of each vessel and $18,772,809 upon the delivery of each vessel.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

4.           Advances for Vessel Acquisitions and Vessels Under Construction – Continued

In December 2013, the Company also entered into an agreement with Zhejiang Ouhua Shipbuilding, to cancel one of its two 4,800 TEU containership newbuilding contracts at no cost to the Company, to transfer the deposit to the remaining vessel and to reduce its contract price from the original $57,500,000 to $55,000,000. The balance of the contract price is due upon the delivery of the vessel in the second quarter of 2014 and is expected to be financed through the loan facility with China Development Bank, subject to certain closing conditions (refer to Note 8).

As of December 31, 2013, the Company's newbuilding program consisted of one Handysize drybulk carrier (Hull no. 625), two Ultramax drybulk carriers (Hull no. DY152 and Hull no. DY153) and one 4,800 TEU containership (C/V Box King) with expected deliveries in 2014, as well as two Ultramax drybulk carriers (Hull no. DY4050 and Hull no. DY4052) with expected deliveries in 2015.

On January 7, 2014, the Company took delivery of its fourth Handysize drybulk carrier; the M/V Proud Seas. In January 2014, an amount of $21,637,078 was paid to the shipyard representing the final installment of the respective vessel, which was financed from the syndicated secured loan facility led by Nordea Bank Finland Plc (refer to Note 8).

In March 2014, the Company entered into contracts with Jiangsu Yangzijiang Shipbuilding Co. for the construction of three Kamsarmax newbuilding drybulk carriers. The Kamsarmax newbuildings have a carrying capacity of 81,800 dwt each, with scheduled delivery between the second and fourth quarter of 2015. The acquisition cost of these three newbuildings is $30,550,000 per vessel, or $91,650,000 in the aggregate. In March 2014, the Company paid a first installment of $9,165,000 per vessel. The balance of the contract price, or $21,385,000 per vessel, will be payable upon the delivery of each vessel.

5.           Vessels, Net
	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2012	$305,592,515	$(36,984,152)	$268,608,363
Newbuilding deliveries	46,019,408	-	46,019,408
Depreciation for the period	-	(16,251,331)	(16,251,331)
Balance December 31, 2012	$351,611,923	$(53,235,483)	$298,376,440
Newbuilding deliveries	24,581,533	-	24,581,533
Depreciation for the period	-	(16,822,057)	(16,822,057)
Balance December 31, 2013	$376,193,456	$(70,057,540)	$306,135,916

All Company's vessels were first-priority mortgaged as collateral to the loans and credit facilities and related interest rate swaps outstanding as of December 31, 2013, except for the M/V Priceless Seas (refer to Note 8).

On May 4 and on June 18, 2012, the Company took delivery of its first two Handysize drybulk carriers; the M/V Prosperous Seas and the M/V Precious Seas, respectively, while on January 29, 2013, the Company took delivery of its third Handysize drybulk carrier; the M/V Priceless Seas. In addition, on January 7, 2014, the Company took delivery of its fourth Handysize drybulk carrier; the M/V Proud Seas (refer to Notes 4 and 8).

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

6.           Other Assets

Other assets of $2,602,212 and $2,303,304 as of December 31, 2012 and 2013, respectively, include deferred financing costs of $2,596,029 and $2,297,121, respectively, and utility deposits related to the leased office space of $6,183 at December 31, 2012 and 2013.

The deferred financing costs comprise:

January 1, 2012	$2,100,277
Additions	943,325
Amortization	(447,573)
December 31, 2012	$2,596,029
Additions	642,825
Amortization	(941,733)
December 31, 2013	$2,297,121

7.           Investment in Affiliate

The following table is a reconciliation of the Company's investment in affiliate as presented on the accompanying consolidated balance sheets:

Balance, January 1, 2012	$38,805,802
Equity in net income of affiliate	1,986,590
Equity in other comprehensive loss of affiliate	(107,083)
Dividends received	(3,712,500)
Dilution effect	(2,943,720)
Impairment in investment in affiliate	(14,041,346)
Balance, December 31, 2012	$19,987,743
Equity in net income of affiliate	1,652,339
Equity in other comprehensive income of affiliate	77,165
Dividends received	(1,787,500)
Dilution effect	(390,821)
Impairment in investment in affiliate	(8,229,551)
Balance, December 31, 2013	$11,309,375

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

7.           Investment in Affiliate - Continued

As of December 31, 2012 and 2013, the Company held 3,437,500 shares or 16.4% and 13.6% of Box Ships' common stock, respectively. The decrease in the percentage of Box Ships' common stock held by the Company is mainly due to the Company's non-participation in the public offering of 4,000,000 common shares of Box Ships, which was completed on March 18, 2013. The Company, on the basis of significant influence exercised over Box Ships through its shareholdings and shared executive management, accounted for its investment in Box Ships under the equity method and is separately reflected on Company's consolidated balance sheets.

The loss on investment in affiliate of $16,985,066 for the year ended December 31, 2012, consists of $2,943,720 relating to the dilution effect from the Company's non-participation in the public offering of 4,285,715 common shares of Box Ships, which was completed on July 18, 2012, as well as $14,041,346 relating to the difference between the fair value and the book value of the Company's investment in Box Ships as of September 30, 2012, which the Company considered as other than temporary.

The loss on investment in affiliate of $8,620,372 for the year ended December 31, 2013, consists of $390,821, relating to the dilution effect from the Company's non-participation in the public offering of 4,000,000 common shares of Box Ships, which was completed on March 18, 2013, as well as $8,229,551, relating to the difference between the fair value and the book value of the Company's investment in Box Ships, which the Company considered as other than temporary (refer to Note 10).

Summarized financial information in respect of Box Ships Inc. is set out below:

	Year ended December 31,
INCOME STATEMENT DATA	2012	2013
Net revenue	65,888,142	69,836,201
Operating income	21,697,724	23,631,192
Net income	13,176,164	15,307,658

	As of December 31,
BALANCE SHEET DATA	2012	2013
Total current assets	19,578,166	31,691,262
Total non-current assets	425,485,703	397,915,376
Total assets	445,063,869	429,606,638
Total current liabilities	42,659,883	184,434,021
Total long-term liabilities	181,624,703	453,248

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.           Secured Loans and Credit Facilities

The table below presents the loans and credit facilities and the amounts outstanding as of December 31, 2012 and 2013:

	2012	2013
(a)Commerzbank AG	$50,550,000	$47,550,000
(b)Unicredit Bank AG	25,587,000	22,587,000
(c)Bank of Scotland Plc	36,616,864	33,616,864
(d)Bank of Ireland	14,800,000	13,400,000
(e)HSH Nordbank AG	22,125,000	20,625,000
(f)HSBC Bank Plc	18,400,000	16,800,000
(g)Nordea Bank Finland Plc	27,463,312	25,536,062
Total	$195,542,176	$180,114,926

Disclosed as follows in the Consolidated Balance Sheets
Current portion of long-term debt	$14,427,250	$17,257,750
Long-term debt	181,114,926	162,857,176
Total	$195,542,176	$180,114,926

The minimum annual principal payments, in accordance with the loans and credit facilities agreements, as amended, required to be made after December 31, 2013 are as follows:

To December 31,
2014	$17,257,750
2015	50,266,114
2016	30,036,750
2017	57,529,312
2018	16,225,000
Thereafter	8,800,000
Total	$180,114,926

In 2012, the Company entered into supplemental agreements and, subject to certain conditions, agreed to amended terms with several of its lenders as discussed below. The respective amendments are collectively referred as the Company's debt restructuring program. Several of the agreements in the Company's debt restructuring program were subject to a number of conditions, including (i) the entry into definitive documentation, (ii) an equity increase of $10,000,000 within 90 days after the signing of such definitive documentation and (iii) all lenders agreeing to similar restructuring terms and granting similar waivers of covenant breaches and terms. In the first quarter of 2013, all conditions required to complete the Company's debt restructuring program were satisfied with retroactive effect as of December 31, 2012, and thus, the debt restructuring program was finalized and effective from December 31, 2012.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.           Secured Loans and Credit Facilities - Continued

(a)
Commerzbank AG (August 12, 2011): On February 8, 2013, the Company entered into an amending and restating agreement and agreed to amended terms with Commerzbank AG, including the deferral of a portion of seven of its scheduled quarterly installments.

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

•
After exercising the deferral option, the outstanding loan amount as of December 31, 2013 of $47,550,000 is required to be repaid in 2 consecutive quarterly installments of $750,000, followed by 1 quarterly installment of $1,250,000, followed by 12 consecutive quarterly installments of $1,425,000, plus a balloon repayment of $27,700,000 payable simultaneously with the final installment in the third quarter of 2017.

Covenants (as defined in the respective loan agreement):

•	The ratio of EBITDA to net interest expenses shall be applicable and not be less than 2.50:1.00 from January 1, 2015 until December 31, 2015 and 3.00:1.00 thereafter.

•	The market value adjusted net worth of the Company shall not be less than $75,000,000 until June 30, 2014 and $100,000,000 thereafter.

•	Maintain liquid assets in an amount of no less than $650,000 per vessel at all times.

•	The ratio of maximum net debt to total assets expressed as a percentage shall not exceed 80%.

•
The aggregate fair market value of the mortgaged vessels to outstanding loan ratio shall exceed 65% until March 31, 2014, 85% until June 30, 2014, 110% until March 31, 2015, 118% until December 31, 2015 and 120% thereafter.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.           Secured Loan and Credit Facilities - Continued

(b)
Unicredit Bank AG (November 19, 2007): On November 30, 2012, the Company entered into a loan supplemental agreement and agreed to amended terms with Unicredit Bank AG, including the deferral of a portion of eight of its scheduled quarterly installments. On September 13, 2013, the Company agreed with Unicredit Bank AG to extend the expiration date of the existing waiver relating to the financial covenant of total liabilities to EBITDA ratio for two quarters, from January 1, 2014 to July 1, 2014, for a nominal fee and an advance payment of $1,500,000 to partially prepay the upcoming three quarterly loan installments, starting with the installment due in the fourth quarter of 2013. The advance payment of $1,500,000 was paid on September 13, 2013. On January 20, 2014, the Company agreed with Unicredit Bank AG to extend the existing waiver relating to the financial covenant of total liabilities to EBITDA ratio until January 1, 2015.

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

•
After exercising the deferral option, the outstanding loan amount as of December 31, 2013 of $22,587,000 is required to be repaid in 1 quarterly installment of $500,000 in the third quarter of 2014, followed by 8 consecutive quarterly installments of $1,355,500, plus a balloon repayment of $11,243,000 payable simultaneously with the final installment in the third quarter of 2016.

Covenants (as defined in the respective loan agreement):

•	The ratio of total liabilities to EBITDA is waived until December 31, 2014 and thereafter, shall not be greater than 6.00:1.00.

•	The minimum requirement of market value adjusted net worth of the Company is waived until December 31, 2013 and thereafter, shall not be less than $100,000,000.

•	Maintain liquid assets in an amount of no less than $750,000 per vessel at all times.

•	The leverage ratio is waived until December 31, 2013 and thereafter, shall not be greater than 0.75:1.00.

•
The aggregate fair market value of the mortgaged vessels to outstanding loan ratio is waived until December 31, 2013 and thereafter, shall exceed 110%, subject to further conditions in the event of dividend payment.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.           Secured Loan and Credit Facilities - Continued

(c)
Bank of Scotland Plc (December 4, 2007): On April 26, 2012, the Company entered into a supplemental agreement and agreed to amended terms with Bank of Scotland Plc. Under the terms of the supplemental agreement, the bank agreed to extend the respective loan agreement from December 9, 2012 to July 9, 2013 and to defer payment of $40,100,000 of the lump sum payment due in December 2012 to 2013 and to waive and amend certain covenants. The Company also prepaid an amount of $9,900,000 on May 9, 2012. On November 30, 2012, the Company entered into a second amending and restating agreement and agreed to amended terms with Bank of Scotland Plc, including the extension of the facility to the third quarter of 2015. The Company also agreed to a payment of $2,839,882 in order to facilitate the full and final settlement of the portion of the loan of one of the syndicate members equal to $4,733,136. The advance payment of $2,839,882 was executed on December 10, 2012, resulting in a gain from debt extinguishment of $1,893,254, or $0.31 per basic and diluted common share, that was recorded in the fourth quarter of 2012.

The main terms and conditions of the loan agreement dated December 4, 2007, as subsequently amended, are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessels: M/V Coral Seas and M/V Golden Seas.

•	The loan bears interest at LIBOR, plus a margin of 2.75%.

•
The outstanding loan amount as of December 31, 2013 of $33,616,864 is required to be repaid in 2 consecutive quarterly installments of $750,000, followed by 4 consecutive quarterly installments of $1,000,000, plus a balloon repayment of $28,116,864 payable in the third quarter of 2015.

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

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.           Secured Loans and Credit Facilities – Continued

(d)
Bank of Ireland (March 30, 2009): On November 28, 2012, the Company entered into a loan supplemental agreement and agreed to amended terms with Bank of Ireland, including the extension of the facility to the second quarter of 2017.

The main terms and conditions of the loan agreement dated March 30, 2009, as subsequently amended, are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessel M/V Kind Seas.

•	The loan bears interest at LIBOR, plus a margin of 2.50%.

•
The outstanding loan amount as of December 31, 2013, of $13,400,000 is required to be repaid in 2 consecutive quarterly installments of $350,000, followed by 12 consecutive quarterly installments of $1,000,000, plus a balloon repayment of $700,000 payable in the second quarter of 2017.

Covenants (as defined in the respective loan agreement):

•	The ratio of the aggregate financial indebtedness to EBITDA is waived until December 31, 2014 and thereafter, shall not exceed 5.00:1.00.

•	The minimum requirement of market value adjusted net worth of the Company is waived until December 31, 2014 and thereafter, shall not be less than $50,000,000.

•	The leverage ratio is waived until December 31, 2014 and thereafter, shall not be greater than 0.80:1.00.

•	Minimum liquid assets requirement is waived until December 31, 2014 and thereafter, the Company shall maintain liquid assets in an amount of no less than $500,000 per vessel at all times.

•	The fair market value of the mortgaged vessel to outstanding loan ratio is waived until December 31, 2014 and thereafter, shall exceed 110%.

(e)	HSH Nordbank AG (July 31, 2008): On January 22, 2013, the Company entered into a loan supplemental agreement and agreed to amended terms with HSH Nordbank.

The main terms and conditions of the loan agreement dated July 31, 2008, as subsequently amended, are as follows:

•	The loan is secured by a first priority mortgage on the vessel M/V Friendly Seas.

•	The loan bears interest at LIBOR, plus a margin of 3.00%.

•
The outstanding loan amount as of December 31, 2013, of $20,625,000 is required to be repaid in 19 consecutive quarterly installments of $375,000, plus a balloon repayment of $13,500,000 payable simultaneously with the final installment in the third quarter of 2018

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.           Secured Loan and Credit Facilities – Continued

(e)	HSH Nordbank AG (July 31, 2008) – Continued

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

(f)
HSBC Bank Plc (July 2, 2010): On November 30, 2012, the Company entered into a loan supplemental agreement and agreed to amended terms with HSBC Bank Plc. On August 21, 2013, the Company agreed with HSBC Bank Plc to extend the existing waivers relating to the financial covenants of total liabilities to EBITDA ratio and EBITDA to interest expense ratio for two quarters, from January 1, 2014 to July 1, 2014. On March 14, 2014, the Company agreed with HSBC Bank Plc, subject to the execution of definitive documentation, to amend the definitions of certain financial covenants.

The main terms and conditions of the loan agreement dated July 2, 2010, as subsequently amended, are as follows:

•	The loan is secured by a first priority mortgage on the vessel M/V Dream Seas.

•	The loan bears interest at LIBOR, plus a margin of 3.00% until December 31, 2013 and 2.60% thereafter.

•
The outstanding loan amount as of December 31, 2013, of $16,800,000 is required to be repaid in 27 consecutive quarterly installments of $400,000, plus a balloon repayment of $6,000,000 payable simultaneously with the final installment in the third quarter of 2020.

Covenants (as defined in the respective loan agreement):

•
The ratio of total net debt to EBITDA is waived until June 30, 2014 and thereafter, shall not exceed 11.00:1.00 from July 1, 2014 until December 31, 2014, 9.00:1.00 until December 31, 2016 and 8.00:1.00 until the final maturity of the loan.

•	The ratio of EBITDA to interest expense is waived until June 30, 2014 and thereafter, shall not be less than 2.50:1.00.

•	The market value adjusted net worth of the Company shall be at least $50,000,000 until December 31, 2013 and $100,000,000 thereafter.

•	The ratio of total net debt to value adjusted total assets shall be applicable and not greater than 0.80:1.00 from January 1, 2014 until the final maturity of the facility.

•	The fair market value of the mortgaged vessel to outstanding loan ratio shall exceed 105% until December 31, 2013, 110% until December 31, 2014 and 120% thereafter.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.           Secured Loans and Credit Facilities - Continued

(g)
Nordea Bank Finland Plc (May 5, 2011): On May 5, 2011, the Company entered into a secured loan facility with a syndicate of major European banks led by Nordea Bank Finland Plc to finance 65% of the purchase price of the Company's Handysize drybulk newbuilding vessels. On May 4 and on June 18, 2012, the Company took delivery of its first two Handysize drybulk vessels; the M/V Prosperous Seas and the M/V Precious Seas, respectively (refer to Notes 4 and 5). Upon the delivery of each of the respective vessels, the Company proceeded with the drawdown of the available loan amount that in the aggregate amounted to $28,908,750. On January 29, 2013, the Company took delivery of its third Handysize drybulk vessel; the M/V Priceless Seas (refer to Notes 4 and 5). Upon the delivery of the M/V Priceless Seas, no additional loan amount was drawn.

On January 30, 2013, the Company entered into a loan supplemental agreement and agreed to amended terms with Nordea Bank Finland Plc. In addition, the undrawn portion of the secured loan facility relating to the M/V Priceless Seas and the M/V Proud Seas (Hull no. 625), was amended to be the lower of $33,802,880 and an amount equal to (i) 65% of the aggregate fair market value of the respective vessels and the already mortgaged vessels, less the outstanding loan amount prior to the proposed drawdown date. Under the facility, the Company was only permitted to drawdown the undrawn portion of the facility if no event of default had occurred or would result from the borrowing of the loan, and as long as the outstanding loan due from Box Ships was repaid in full before the drawdown.

On June 18, 2013, the Company signed an amending agreement with the syndicate led by Nordea Bank Finland Plc. The amending agreement removed the condition precedent relating to the full repayment of the outstanding loan due from Box Ships before the drawdown of the undrawn portion of the facility. In addition, the undrawn portion of the facility relating to the M/V Priceless Seas and M/V Proud Seas (Hull no. 625) was amended to be the lower of $25,394,427 (decreased from $33,802,880) and an amount equal to 65% of the aggregate fair value of the respective vessels and the already mortgaged vessels, the M/V Prosperous Seas and the M/V Precious Seas, less the outstanding loan amount prior to the proposed drawdown date.

On January 7, 2014, we took delivery of our fourth Handysize drybulk vessel; the M/V Proud Seas (refer to Notes 4 and 5). Upon the delivery of the vessel, we drew the total amount of the then undrawn portion of the facility of $25,394,427, by mortgaging both the M/V Priceless Seas and the M/V Proud Seas.

The main terms and conditions of the loan agreement dated May 5, 2011, as subsequently amended, are as follows:

•
The loan is secured by a first priority mortgage on the vessels: M/V Prosperous Seas and M/V Precious Seas. Upon the delivery of the M/V Proud Seas in January 2014, the M/V Priceless Seas and the M/V Proud Seas were also mortgaged as discussed above.

•	The loan bears interest at LIBOR, plus any mandatory costs, plus a margin of 3.50% until December 31, 2014 and 2.75% thereafter.

•
The outstanding loan amount as of December 31, 2013, of $25,536,062 is required to be repaid in 14 consecutive quarterly installments of $481,813, plus a balloon repayment of $18,790,680 payable simultaneously with the final installment in the second quarter of 2017. Following the delivery of the M/V Proud Seas and the drawdown of the undrawn portion of the facility of $25,394,427, the outstanding loan amount increased to $50,930,489, which is required to be repaid in 14 consecutive quarterly installments of $923,224, plus a balloon repayment of $38,005,353 payable simultaneously with the final installment in the second quarter of 2017.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.           Secured Loans and Credit Facilities - Continued

(g)	Nordea Bank Finland Plc (May 5, 2011) – Continued

Covenants (as defined in the respective loan agreement):

•	The Company shall maintain a positive working capital at all times, excluding any balloon repayments of long-term loan facilities.

•
There  is available to the Company cash and cash equivalents (including restricted but unpledged cash representing minimum liquidity required to be maintained under any financial indebtedness) which are not subject to any security interest, in an amount of not less than the greater of (i) $10,000,000 or (ii) $750,000 per vessel owned on the last day of the relevant test period.

•	The ratio of EBITDA to interest expense is waived until December 31, 2014 and thereafter, shall not be less than 2.50:1.00.

•
The  ratio of the aggregate financial indebtedness net of cash and cash equivalents (including restricted but unpledged cash representing minimum liquidity required to be maintained under any financial indebtedness) to EBITDA is waived until December 31, 2014 and thereafter, shall not be greater than 5.00:1.00

•
The ratio of the aggregate financial indebtedness net of cash and cash equivalents (including restricted but unpledged cash representing minimum liquidity required to be maintained under any financial indebtedness) to the market value adjusted total assets shall not exceed 0.80:1.00 until December 31, 2014 and 0.70:1.00 thereafter.

•	The fair market value of the mortgaged vessels to outstanding loan ratio shall exceed 120% until December 31, 2014 and 130% thereafter.

China Development Bank (May 17, 2013): On May 17, 2013, the Company signed an agreement with China Development Bank ("CDB") for a $69,000,000 credit facility to partially finance the two 4,800 TEU containerships under contraction, that were expected to be delivered in the second quarter of 2014. The CDB credit facility is available for drawdown upon the delivery of the vessels subject to certain contingencies and conditions. Box Ships will act jointly and severally as guarantor of the CDB credit facility, along with the Company, as approved by the shareholders of Box Ships on November 12, 2013, at Box Ships' 2013 Annual General Meeting of Shareholders. The CDB credit facility will be used to finance the lower of 60% of the construction cost of the vessels, or 80% of the vessels' market value at delivery. The facility matures ten years after the drawdown date. Under the terms of the credit facility, amounts borrowed will bear interest at LIBOR, plus a margin of 4.00%. Following the cancellation of one of the two 4,800 TEU containership newbuilding contracts as discussed in Note 4, the Company is currently in discussions with CDB to amend the terms of the credit facility accordingly.

HSH Nordbank AG (Commitment dated December 13, 2013): On December 13, 2013, the Company entered into a commitment with HSH Nordbank AG, subject to the execution of definitive documentation, for a $47,000,000 secured post-delivery term loan facility, for the refinancing of the M/V Friendly Seas and the partial financing of the first two Ultramax newbuilding drybulk carriers, the Hull no. DY152 and the Hull no. DY153 (refer to Note 4). For M/V Friendly Seas, HSH Nordbank AG agreed to finance the lower of $12,600,000 or 60% of the vessel's market value upon the respective drawdown date. For each of the two Ultramax vessels, HSH Nordbank AG agreed to finance the lower of $17,200,000 or 65% of the vessels' market value upon their delivery.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.           Secured Loans and Credit Facilities - Continued

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

Covenants Compliance: As of December 31, 2013, the Company was in compliance with all debt covenants with respect to its loan and credit facilities.

Other Information: As of December 31, 2013, the Company had no unused facility in respect of the above mentioned secured loans and credit facilities other than the undrawn portion of the syndicated secured loan facility led by Nordea Bank Finland Plc of $25,394,427, which was drawn upon the delivery of the M/V Proud Seas in January 2014 as discussed above, and the $69,000,000 CDB credit facility. Following the cancellation of one of the two 4,800 TEU containership newbuilding contracts as discussed in Note 4, the Company is currently in discussions with CDB to amend the terms of the credit facility accordingly. In addition, the Company has entered into a commitment with HSH Nordbank AG, subject to the execution of definitive documentation, for a $47,000,000 secured post-delivery term loan facility, for the refinancing of the M/V Friendly Seas and the partial financing of the first two Ultramax newbuilding drybulk carriers, the Hull no. DY152 and the Hull no. DY153, as discussed above.

The interest cost charged for the years ended December 31, 2011, 2012 and 2013 amounted to $7,105,730, $5,673,906 and $6,129,911, respectively.

The capitalized interest for the years ended December 31, 2011, 2012 and 2013 amounted to $260,118, $611,655 and $786,263, respectively.

The weighted average interest rate for the years ended December 31, 2011, 2012 and 2013 was 2.64%, 2.76% and 3.21%, respectively.

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

As of December 31, 2012 and 2013, the Company's outstanding interest rate swaps had a combined notional amount of $81,745,406 and $68,976,781, respectively. Details of the interest rate swap agreements which were effective during 2013 are outlined below:

Interest rate swaps that did not qualify for hedge accounting:

	Counterparty	Effective date	Termination date	Notional amount As of December 31, 2012	Notional amount As of December 31, 2013	Fixed rate	Floating rate
A	Unicredit Bank AG (1)	August 27, 2010	August 27, 2015	$45,900,000	$35,700,000	2.465%	3-month LIBOR
TOTAL				$45,900,000	$35,700,000

(1) The notional amount reduces by $2,550,000 on a quarterly basis up until the expiration of the interest rate swap.

Interest rate swaps that qualified for hedge accounting:

	Counterparty	Effective date	Termination date	Notional amount As of December 31, 2012	Notional amount As of December 31, 2013	Fixed rate	Floating rate
A	HSBC Bank Plc (1)	April 10, 2012	April 10, 2017	$5,520,000	$5,040,000	1.485%	3-month LIBOR
B	HSH Nordbank AG (2)	May 8, 2012	May 5, 2017	$11,062,500	$10,312,500	1.220%	3-month LIBOR
C	Nordea Bank Finland Plc (3)	May 4, 2012	March 31, 2017	$6,885,125	$6,401,958	1.140%	3-month LIBOR
D	Nordea Bank Finland Plc (4)	June 18, 2012	May 4, 2017	$6,846,531	$6,366,073	1.010%	3-month LIBOR
E	HSH Nordbank AG (5)	August 6, 2012	May 5, 2017	$5,531,250	$5,156,250	0.980%	3-month LIBOR
TOTAL				$35,845,406	$33,276,781

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

The estimated net amount of cash flow hedge losses at December 31, 2013 that is expected to be reclassified into statement of comprehensive income / (loss) within the next twelve months is $294,505.

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

(a) Interest rate risk: The Company's long-term bank loans and loan due from a related party are based on LIBOR and hence the Company is exposed to movements in LIBOR. The Company entered into interest rate swap agreements, discussed in Note 9, in order to hedge its variable interest rate exposure.

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

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains / (losses) in the consolidated statements of comprehensive income / (loss) and shareholders' equity are shown below:

Derivative Instruments – Balance Sheet Location

		December 31, 2012	December 31, 2013
	Balance Sheet Location	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Non-Current Assets – Interest rate swaps	$-	$(87,295)
Interest rate swaps	Current liabilities – Interest rate swaps	297,908	294,505
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	375,166	22,683
	Subtotal	$673,074	$229,893

Derivatives not designated as hedging instruments
Interest rate swaps	Current liabilities – Interest rate swaps	$887,811	$685,960
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	992,411	359,433
	Subtotal	$1,880,222	$1,045,393

Total derivatives		$2,553,296	$1,275,286

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

10.	Financial Instruments and Fair Value Disclosures - Continued

Effect of Derivative Instruments designated as hedging instruments

Gain / (Loss) Recognized in Accumulated Other Comprehensive Income / (Loss) – Effective Portion

	Year Ended December 31,
	2012	2013
Interest rate swaps	$(847,943)	$131,112
Total	$(847,943)	$131,112

Location of Gain / (Loss) Transferred from Accumulated Other Comprehensive Income / (Loss) in Statement of Comprehensive Income / (Loss) – Effective Portion

		Year Ended December 31,
		2012	2013
Interest rate swaps – Realized Loss	Interest and finance costs	$(174,869)	$(312,069)
Total		$(174,869)	$(312,069)

There was no ineffective portion of the gain / (loss) on the hedging instruments for the years ended December 31, 2012 and 2013.

Effect of Derivative Instruments not designated as hedging instruments

		Year Ended December 31,
	Location of Gain / (Loss) Recognized	2012	2013
Interest rate swaps – Fair value	Loss on derivatives, net	$2,017,297	$834,829
Interest rate swaps – Realized Loss	Loss on derivatives, net	(2,731,371)	(930,117)
Net loss on derivatives		$(714,074)	$(95,288)

Financial Instruments and Assets that are measured at fair value on a recurring basis

Interest rate swaps

The fair value of the Company's interest rate swap agreements (refer to Note 9) is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company's interest rate swaps as of December 31, 2012 and 2013.

	Significant Other Observable Inputs (Level 2)
Financial Instruments	December 31, 2012	December 31, 2013
Interest rate swaps – asset	$-	$(87,295)
Interest rate swaps – liability	2,553,296	1,362,581
Total	$2,553,296	$1,275,286

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

10.	Financial Instruments and Fair Value Disclosures - Continued

Financial Instruments and Assets that are measured at fair value on a recurring basis - Continued

Marketable securities – shares of Korea Line Corporation ("KLC"):

On September 15, 2011, the Company entered into an agreement ("Settlement Agreement") with KLC in relation to the early termination of the time charter dated March 17, 2008, as amended, in respect of the M/V Pearl Seas. The parties reached an agreement, where KLC admitted a liability, which would be settled in cash and in shares of KLC. In March 2013, the Seoul Central District Court approved an amended KLC rehabilitation plan. In addition, a 15-for-1 reverse stock split over the outstanding shares of KLC was approved (refer to Note 16).

On a reverse stock split adjusted basis, the number of KLC shares held by the Company was 7,413 and 65,896 as of December 31, 2012 and 2013, respectively. These marketable securities have readily determinable fair values and are classified as available for sale. Such marketable securities are measured subsequently at fair value in the accompanying consolidated balance sheets. Unrealized gains / (losses) from available for sale securities are excluded from the statement of comprehensive income / (loss) and are recognized in accumulated other comprehensive income / (loss) until realized.

From the initial measurement of the valuation of the 7,413 shares of KLC that the Company received on May 24, 2012, as part of the Settlement Agreement, a gain from marketable securities of $1,394,665 was recognized in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2012, with changes in the fair value of $980,430 recognized in accumulated other comprehensive income / (loss). The fair value of the KLC shares based on the respective closing price as of September 30, 2012, was $414,235. As of September 30, 2012, the Company recognized the change in the fair value of the KLC shares as other than temporary and therefore, a loss of $980,430 was recognized. The respective loss is included in gain from marketable securities, net in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2012, after reclassifying same from the Company's other comprehensive income / (loss). The fair value of the KLC shares based on the respective closing price as of December 31, 2012, was $567,288. The change in the fair value of $153,053 was recognized in accumulated other comprehensive income / (loss).

Pursuant to the amended KLC rehabilitation plan, on May 9, 2013, 58,483 additional shares of KLC were issued to the Company, which would be secured at the Korean Securities Depository until November 10, 2013, increasing the total number of KLC shares held by the Company to 65,896 on a reverse stock split adjusted basis. Based on the closing price of KLC shares as of May 9, 2013, the fair value of the 58,483 additional KLC shares was $3,113,306, which was recognized as gain from marketable securities, net and is included in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2013.

The decline of the fair value of the total 65,896 KLC shares as of September 30, 2013 and December 31, 2013, based on the respective latest publicly available information, was considered as other than temporary and therefore an aggregate loss of $1,911,212 was recognized. The respective loss is included in gain from marketable securities, net in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2013, after reclassifying this amount from the Company's other comprehensive income / (loss).

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

10.	Financial Instruments and Fair Value Disclosures - Continued

Financial Instruments and Assets that are measured at fair value on a recurring basis - Continued

Marketable securities – shares of Korea Line Corporation ("KLC") - Continued

		Year Ended December 31,
	Location of Gain / (Loss) Recognized	2012 Gain / (Loss)	2013 Gain / (Loss)
Marketable securities – Initial measurement	Gain on marketable securities, net	$1,394,665	$3,113,306
Marketable securities – Realized Loss	Gain on marketable securities, net	(980,430)	(1,911,212)
Net gain on marketable securities		$414,235	$1,202,094

The fair value of the KLC shares is based on quoted prices of KLC share of stock (Korea SE: KS) and is considered to be determined through Level 1 inputs of the fair value hierarchy.

The following table summarizes the valuation of the KLC shares as of December 31, 2012 and 2013.

	Quoted Prices in Active Markets (Level 1)
Financial Assets	December 31, 2012	December 31, 2013
KLC Shares – Marketable Securities	$567,288	$1,616,329
Total	$567,288	$1,616,329

Financial Assets that are measured at fair value on a non-recurring basis

Investment in Box Ships Inc.:

For the year ended December 31, 2013, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an impairment loss on its investment in Box Ships' common shares.

The decline in the fair value of the investment in Box Ships based on the closing price of Box Ships' common share as of September 30, 2013 and December 31, 2013, was considered as other than temporary and therefore an aggregate loss of $8,229,551 was recognized. The respective loss is included in loss on investment in affiliate in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2013.

The fair value of the investment in Box Ships is based on quoted prices of Box Ships share of stock (NYSE: TEU) and is considered to be determined through Level 1 inputs of the fair value hierarchy.

The following table summarizes the valuation of the Company's investment in Box Ships as of December 31, 2013.

Financial Assets	Quoted Prices in Active Markets (Level 1)	Loss
Investment in equity affiliate – Box Ships Inc.	$11,309,375	$8,229,551

The fair value of the investment in Box Ships, based on the closing price of Box Ships' common share on the NYSE on March 26, 2014, of $2.40, was $8,250,000.

As of December 31, 2012 and 2013, the Company did not have any other assets or liabilities measured at fair value on a non-recurring basis.

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

On December 24, 2012, the Company entered into an agreement to sell 4,901,961 newly-issued Class A common shares to Innovation Holdings, an entity beneficially owned by Mr. Michael Bodouroglou, the Company's Chairman, President and Chief Executive Officer, for a total consideration of $10,000,000. The transaction closed on December 24, 2012. In connection with the transaction, the Company was granted the right to repurchase the common shares issued to Innovation Holdings in the private placement, for the same price per share at which the shares were sold, which expired without being exercised upon the Company's execution of definitive documentation relating to the restructuring of the Company's debt, as discussed in Note 8. In addition, Innovation Holding also received customary registration rights in respect of the common shares it received in the private placement. The documentation entered into in connection with the private placement was approved by the independent member of the Company's Board of Directors.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

11.           Capital Structure - Continued

(a)           Common Stock - Continued

Furthermore, in relation to the finalization of the Company's debt restructuring as discussed in Note 8, effective February 15, 2013, 98,039 Class A common shares, representing the 2.0% of the 4,901,961 newly-issued Class A common shares sold to Innovation Holdings discussed above, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on February 15, 2013, was $335,784, which was recorded as share based compensation and is included in Management fees – related party in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2013.

On September 27, 2013, the Company completed a public offering of 6,000,000 of its Class A common shares at $5.75 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 782,609 additional common shares. The net proceeds from the offering, which amounted to $31,881,984, net of underwriting discounts and commissions of $2,070,000 and other offering expenses of $548,016, would be used to fund the initial deposits and other costs associated with the purchase of two Ultramax newbuilding drybulk carriers, the Hull no. DY152 and the Hull no. DY153, as discussed in Note 4, and general corporate purposes. In connection with the offering, effective September 27, 2013, 120,000 Class A common shares, representing the 2.0% of the 6,000,000 Class A common shares sold in the public offering, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on September 27, 2013, was $714,000, which was recorded as share based compensation and is included in Management fees – related party in the accompanying consolidated statements of comprehensive loss for the year ended December 31, 2013.

On February 18, 2014, the Company completed a public offering of 6,785,000 of its Class A common shares at $6.25 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 885,000 additional common shares. The net proceeds from the offering, which amounted to $39,748,906, net of underwriting discounts and commissions of $2,332,344 and estimated offering expenses payable by the Company of $325,000, will be used for vessel acquisitions and general corporate purposes. In connection with the offering, effective February 18, 2014, 135,700 Class A common shares, representing the 2.0% of the 6,785,000 Class A common shares sold in the public offering, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on February 18, 2014, was $880,015, which will be recorded as share based compensation in the first quarter of 2014.

As of December 31, 2012 and 2013, the Company had a total of 11,001,403 and 17,669,442 Class A common shares outstanding, respectively, and no other class of shares outstanding.

(b)           Preferred Stock:

Under the amended and restated articles of incorporation, the Company's authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.001 per share, and there was none issued and outstanding at December 31, 2012 and 2013.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Share Based Payments

Equity incentive plan – October 11, 2006

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

On October 15, 2012, the Company increased the number of shares to be reserved for issuance under the plan from 5,500,000 to 9,966,733 Class A common shares, which, after the 10-for-1 reverse stock split discussed in Note 11, was adjusted to 996,673 Class A common shares.

On March 26, 2014, the Company's Board of Directors approved to cancel the remaining 68,401 Class A common shares reserved for issuance under the equity incentive plan.

Equity incentive plan – March 26, 2014

On March 26, 2014, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive options to acquire shares of Class A common shares. A total of 2,000,000 Class A common shares were reserved for issuance under the plan. The Board of Directors administers the plan. Under the terms of the plan, the Board of Directors are able to grant new options exercisable at a price per Class A common share to be determined by the Board of Directors but in no event less than fair market value as of the date of grant. The plan also permits the Board of Directors to award non-vested share units, non-qualified options, stock appreciation rights and non-vested shares.

(a)           Options

As of December 31, 2012 and 2013, there were 2,800 options with an exercise price of $120.00 outstanding and exercisable, which vested in 2010. Their weighted average remaining contractual life was 2.89 years as of December 31, 2013.

There were no unvested share options as of December 31, 2012 and 2013.

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

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Share Based Payments - Continued

Equity incentive plan - Continued

(b)           Non-vested share awards - Continued

After giving effect to the 10-for-1 reverse stock split that became effective on November 5, 2012 as discussed in Note 11, the details of the share awards are outlined as follows:

	Grant date	Final Vesting date	Total shares granted		Grant date fair value	Shares cancelled	Shares vested	Non-vested share awards
A	November 21, 2006	December 31, 2010	4,000		$91.100	112	3,888	-
B	August 27, 2007	December 31, 2009	4,650		$158.050	100	4,550	-
C	December 28, 2007	December 31, 2010	2,000		$189.700	467	1,533	-
D	February 5, 2008	December 31, 2011	600		$173.700	125	475	-
E	May 13, 2008	June 30, 2011	400		$199.000	-	400	-
F	December 19, 2008	December 31, 2010	2,000		$48.150	-	2,000	-
G	December 19, 2008	December 31, 2011	1,200		$48.150	267	933	-
H	January 23, 2009	December 31, 2012	860		$52.500	188	672	-
I	August 18, 2009	December 31, 2011	100,000		$40.250	-	100,000	-
J	November 10, 2009	December 31, 2010	198,711	(1)	$44.250	-	198,711	-
K	November 10, 2009	December 31, 2011	2,000		$44.250	-	2,000	-
L	November 10, 2009	December 31, 2012	1,200		$44.250	400	800	-
M	February 1, 2010	December 31, 2013	1,200		$44.450	215	985	-
N	November 19, 2010	September 30, 2012	150,000		$37.100	-	150,000	-
O	November 19, 2010	December 31, 2012	4,000		$37.100	-	4,000	-
P	January 31, 2011	December 31, 2013	4,000		$30.900	314	3,686	-
Q	December 1, 2011	December 31, 2013	100,000		$7.500	-	100,000	-
R	December 1, 2011	December 31, 2013	4,000		$7.500	-	4,000	-
S	January 3, 2012	December 31, 2013	3,500		$6.650	-	3,500	-
T	February 3, 2012	December 31, 2013	6,300		$6.100	-	6,300	-
U	February 25, 2013	December 31, 2014	200,000		$2.710	-	100,000	100,000
V	February 25, 2013	December 31, 2014	22,000		$2.710	-	11,000	11,000
W	November 26, 2013	December 31, 2015	200,000		$5.165	-	-	200,000
X	November 26, 2013	December 31, 2015	12,000		$5.165	-	-	12,000
Y	December 19, 2013	December 31, 2015	16,000		$6.380	-	-	16,000
TOTAL			1,040,621			2,188	699,433	339,000

(1)	Not included under Company's equity incentive plan.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.           Share Based Payments - Continued

Equity incentive plan - Continued

(b)           Non-vested share awards - Continued

A summary of the activity for non-vested share awards for the year ended December 31, 2013 is as follows:

	Number of Shares	Weighted Average Fair Value
Non-vested, December 31, 2012	58,335	$10.08
Granted	450,000	4.41
Vested	(169,335)	7.19
Non-vested, December 31, 2013	339,000	$4.75

The remaining unrecognized compensation cost amounting to $1,446,122 as of December 31, 2013, is expected to be recognized over the remaining weighted average period of 1.3 year, according to the contractual terms of those non-vested share awards.

On January 31, 2014, 32,000 non-vested Class A common shares were granted to employees of Allseas, with a grant date fair value of $6.67 per share, which will vest ratably over a two-year period commencing on December 31, 2014.

Share based compensation amounted to $4,840,626, $2,536,702 and $805,469 for the years ended December 31, 2011, 2012 and 2013, respectively and is included in general and administrative expenses.

13.           Gain from Vessel Early Redelivery and Other Income

Gain from vessel early redelivery represents income recognized in connection with the early termination of period time charters resulting from a request of the respective vessel charterers for which the Company received cash compensation of $1,947,947, $0 and $2,267,818 in 2011, 2012 and 2013, respectively.

Other income for the year ended December 31, 2013, relates mainly to a cash compensation of $402,596 received from KLC representing the present value of the total outstanding cash payments the Company was entitled to receive in connection with the Settlement Agreement and pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court in March 2013, as discussed in Note 16, and to claim recoveries of $218,634 relating to a dispute regarding one of the Company's vessels.

Other income for the year ended December 31, 2012, relates mainly to claim recoveries for damages that had been incurred in one of the Company's vessels of $703,422, and to a cash compensation of $29,137 received from KLC as the first annual installment in connection with the Settlement Agreement as discussed in Note 16.

There was no such income recognized for the year ended December 31, 2011.

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

If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its "U.S. source shipping income," imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. For 2011, 2012 and 2013, the Company qualified for the benefits of Section 883.

15.           Earnings per Share ("EPS")

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2011, 2012 and 2013, adjusted to give effect to the 10-for-1 reverse stock split that became effective on November 5, 2012, as discussed in Note 11:

Basic EPS – Class A Common Shares

The two class method EPS is calculated as follows:

	Years Ended December 31,
Numerators	2011	2012	2013
Net loss	$(283,498,759)	$(17,557,125)	$(16,953,032)
Less: Net loss attributable to non-vested share awards	7,644,949	444,326	351,877
Net loss attributable to common shareholders	$(275,853,810)	$(17,112,799)	$(16,601,155)

Denominators
Weighted average common shares outstanding, basic and diluted	5,793,792	6,035,910	12,639,128

Net loss per common share, basic and diluted:	$(47.61)	$(2.84)	$(1.31)

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

The Company excluded the dilutive effect of 2,800 (2011 and 2012: 2,800) stock option awards, and 339,000 (2011: 184,447 and 2012: 58,335) non-vested share awards in calculating dilutive EPS for its Class A common shares as their effect was anti-dilutive.

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

On September 15, 2011, the Company entered into a Settlement Agreement with KLC in relation to the early termination of the charterparty dated March 17, 2008, as amended, in respect of the M/V Pearl Seas. The parties reached into an agreement, where KLC admitted a liability of $15,750,000, of which 37% would be settled in cash, amounting to $5,827,500, payable in ten annual installments of varying amounts, commencing in December 2012, and the remainder of the liability would be payable in shares of KLC. On May 24, 2012, the Company received 111,201 shares of KLC and on December 31, 2012, the Company received the first cash installment payment of $29,137 due to the Company under the Settlement Agreement. In March 2013, the Seoul Central District Court approved an amended KLC rehabilitation plan, under which nine-tenths of the remaining cash payments due to the Company under the agreement would be paid in shares of KLC rather than in cash, reducing the outstanding amount of cash the Company was entitled to receive from KLC from $5,798,363 to $579,836, which would be payable to the Company in nine annual installments of varying amounts. In addition, a 15-for-1 reverse stock split over the outstanding shares of KLC was approved.

On May 9, 2013, the 15-for-1 reverse stock split was effectuated. Accordingly, the reverse stock split adjusted the number of KLC shares held by the Company from 111,201 to 7,413. In addition, pursuant to the amended KLC rehabilitation plan, on May 9, 2013, 58,483 additional shares of KLC were issued to the Company, which would be secured at the Korean Securities Depository until November 10, 2013, increasing the total number of KLC shares held by the Company to 65,896 on a reverse stock split adjusted basis.

On October 29, 2013, KLC paid $402,596 representing the present value of the total outstanding cash payments the Company was entitled to receive as part of the Settlement Agreement and pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court, as discussed above.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

16.           Commitments and Contingencies - Continued

Rental Expense

In relation to the rental agreement with Granitis as discussed in Note 3, fixed future minimum non cancellable rent commitments as of December 31, 2013, based on the Euro/U.S. dollar exchange rate of €1.0000:$1.3743 as of December 31, 2013, amount to:

For the year ending	Amount
December 31, 2014	$51,256
December 31, 2015	$51,256
December 31, 2016	$51,256
December 31, 2017	$38,442
Total	$192,210

Charter Hire

Future minimum charter hire receipts, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2013, net of commissions are:

For the year ending	Amount
December 31, 2014	$6,516,098
Total	$6,516,098

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

Newbuildings

Future newbuilding installments based on the non-cancelable newbuilding contracts as of December 31, 2013, including the Hull no. DY4050 and the Hull no. DY4052, are:

For the year ending	Amount
December 31, 2014	$109,499,594
December 31, 2015	37,545,616
Total	$147,045,210

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

17.           Subsequent Events

Newbuildings

On January 7, 2014, the Company took delivery of its fourth Handysize drybulk vessel; the M/V Proud Seas as discussed in Notes 4, 5 and 8.

In March 2014, the Company entered into contracts with Jiangsu Yangzijiang Shipbuilding Co. for the construction of three Kamsarmax newbuilding drybulk carriers, as discussed in Note 4.

Public offering completed on February 18, 2014

On February 18, 2014, the Company completed a public offering of 6,785,000 of its Class A common shares at $6.25 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 885,000 additional common shares, as discussed in Note 11.

Equity incentive plan – March 26, 2014

On March 26, 2014, the Company's Board of Directors approved to cancel the remaining 68,401 shares reserved for issuance under the equity incentive plan dated October 11, 2006, as amended. In addition, the Company adopted a new equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive options to acquire shares of Class A common shares. A total of 2,000,000 Class A common shares were reserved for issuance under the plan (refer to Note 12).

Credit facilities

On March 14, 2014, the Company agreed with HSBC Bank Plc, subject to the execution of definitive documentation, to amend certain covenants, as discussed in Note 8.