Form 20-F
period 2014-12-31
Paragon Shipping Inc.
filed 2015-04-17
CIK 1401112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

 ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

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

Aikaterini Stoupa, +30 210 891 4600, k.stoupa@paragonshipping.gr
15 Karamanli Ave., GR 166 73, Voula, Greece
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, $0.001 par value	Nasdaq Global Market
Preferred stock purchase rights	Nasdaq Global Market
8.375% Senior Notes due 2021	Nasdaq Global Market

        Securities registered or to be registered pursuant to Section 12(g) of the Act: None
        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2014, there were 24,809,142 shares of the registrant's Common Stock, par value $0.001 per share, outstanding.

Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

☐  Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒  No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
PART I	2

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
The following table sets forth our selected consolidated financial data and other operating data, which are stated in U.S. dollars, other than share data, as of and for the years ended December 31, 2010, 2011, 2012, 2013 and 2014. The selected data is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.
Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2012, 2013 and 2014, and the consolidated balance sheets at December 31, 2013 and 2014, together with the notes thereto, are included elsewhere in this annual report. The following data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects," the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.
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
	2010	2011	2012	2013	2014
STATEMENT OF COMPREHENSIVE INCOME / (LOSS) DATA
(Expressed in United States Dollars, except for share data)
Net revenue	$111,700,109	$86,907,967	$50,300,679	$56,256,756	$54,763,678
Operating income / (loss)	34,121,346	(275,225,740)	2,293,932	(2,954,345)	(33,831,017)
Net income / (loss)	22,895,280	(283,498,759)	(17,557,125)	(16,953,032)	(51,796,181)
Comprehensive income / (loss)	22,895,280	(283,498,759)	(18,184,229)	(16,585,739)	(51,687,356)
Earnings / (loss) per Class A common share, basic and diluted	$4.43	$(47.61)	$(2.84)	$(1.31)	$(2.18)
Weighted average number of Class A common shares, basic and diluted	4,981,272	5,793,792	6,035,910	12,639,128	23,326,062
Dividends declared per Class A common share	$2.00	$0.50	—	—	—

	Year ended December 31,

	2010	2011	2012	2013	2014
OTHER FINANCIAL DATA
(Expressed in United States Dollars)
Net cash from / (used in) operating activities	$60,613,801	$45,467,429	$13,376,809	$4,563,696	$(6,181,843)
Net cash (used in) / from investing activities	(142,151,113)	43,673,793	(15,702,244)	(6,441,495)	(104,546,565)
Net cash (used in) / from financing activities	(17,634,931)	(109,365,640)	5,438,803	15,502,871	86,456,958

	As of December 31,

	2010	2011	2012	2013	2014
BALANCE SHEET DATA
(Expressed in United States Dollars)
Total current assets	$55,503,278	$37,457,564	$31,333,204	$44,220,084	$26,688,017
Total assets	821,276,010	432,073,937	419,974,902	419,545,980	460,965,117
Total current liabilities	45,212,355	40,486,845	21,971,886	23,655,911	28,482,791
Long-term debt	282,757,012	169,096,000	181,114,926	162,857,176	210,064,414
Total liabilities	330,804,343	210,849,790	204,454,389	186,895,203	238,564,574
Capital stock	5,587	6,090	11,001	17,669	24,809
Total shareholders' equity / net assets	490,471,667	221,224,147	215,520,513	232,650,777	222,400,543
B.	Capitalization and Indebtedness
Not applicable.
C.	Reasons for the Offer and Use of Proceeds
Not applicable.
D.	Risk Factors
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
The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk carriers varies widely; however, the continued downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels in 2008. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for drybulk cargoes carried internationally at sea, including coal, iron ore, grain and minerals. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters upon their expiration or termination, all of which are scheduled to expire in 2015, assuming the earliest redelivery dates, at rates sufficient to allow us to meet our obligations or at all.

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

The downturn in the drybulk carrier charter market has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may adversely affect our ability to comply with our debt covenants.
The downturn in the drybulk charter market, from which we derive our revenues, has severely affected the entire drybulk shipping industry and our business. The Baltic Dry Index, or the BDI, an index published by the Baltic Exchange Limited of shipping rates for key drybulk routes, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since that time. During 2014, the BDI remained volatile, ranging from a high of 2,113 to a low of 723. The BDI recorded a 25-year record low of 509 in February 2015 and has since increased to 586 as of April 15, 2015.
The downturn and volatility in drybulk charter rates has had a number of adverse consequences for drybulk shipping, including, among other things:
•	an absence of financing for vessels;
•	no active second-hand market for the sale of vessels;
•	extremely low charter rates, particularly for vessels employed in the spot market;
•	widespread loan covenant defaults in the drybulk shipping industry; and
•	declaration of bankruptcy by some operators, shipowners, as well as charterers.
The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows and financial condition.
The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and ability to comply with the financial and security coverage ratio covenants contained in our debt agreements. There can be no assurance as to how long charter rates and vessel values will remain at their current levels and the market could decline. If charter rates and vessel values in the drybulk market decline and remain at low levels for any significant period in 2015, this will have an adverse effect on our revenues, profitability, cash flows and our ability to maintain compliance with the financial and security coverage ratio covenants contained in our debt agreements.
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
The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. Over the past five years, credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity. While credit conditions are improving, global financial markets and economic conditions have been, and continue to be, disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at lower levels compared to the period preceding 2008. As of December 31, 2014, we had total outstanding indebtedness of $230.8 million under our debt agreements, which include our credit and loan facilities and the indenture governing our 8.375% Senior Notes due 2021, or our Notes.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP is estimated to be around 7.4%, down from a growth rate of 7.7% for the year ended December 31, 2013, and remaining below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our results of operations and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.
The inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.
As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. Potential adverse developments in the outlook for European countries could reduce the overall demand for drybulk cargoes and for our services. Market perceptions concerning these and related issues could affect our financial position, results of operations and cash flow.
The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing or refinance our existing debt agreements on acceptable terms which may hinder or prevent us from expanding our business.
Global financial markets and economic conditions continue to be volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. The current state of global financial markets might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, or that we will be able to refinance our existing debt agreements, on acceptable terms or at all. If additional financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

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
Terrorist attacks and the threat of future terrorist attacks around the world may cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the MT Limburg, a vessel unaffiliated with us, in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, off the coast of West Africa and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2014 as compared to 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as "war risk" zones, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
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
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. initially extended the JPOA until November 24, 2014, and it has since extended it until June 30, 2015.

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
The market supply of drybulk carriers has been increasing in large part as a result of the delivery of numerous newbuilding orders over the last few years, and the number of drybulk carriers on order still remains significant. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2014. As of March 2015, newbuilding orders had been placed for an aggregate of about 20% of the current global drybulk fleet, with deliveries expected during the next three years.
An over-supply of drybulk carrier capacity, particularly in conjunction with the currently reduced level of demand for drybulk shipping, may result in a further reduction of charter hire rates or prolong the period during which low charter hire rates prevail. If the current low charter rate environment persists or worsens and the drybulk global fleet capacity increases due to the delivery of newbuildings or further redeployment of previously idle vessels, we may not be able to recharter our drybulk vessels upon the expiration or termination of our current charters, all of which are scheduled to expire in 2015, assuming the earliest redelivery dates, or charter our drybulk newbuilding vessels that are scheduled to be delivered to us from the second quarter of 2015 through the fourth quarter of 2015 for which we have not yet arranged employment, at rates suitable to meet our obligations or at all.
The market value of our vessels has declined and may further decline, which could limit the amount of funds that we can borrow and has triggered and could in the future trigger breaches of certain financial and security coverage ratio covenants contained in certain of our current and future debt agreements and we may incur a loss if we sell vessels following a decline in their market value.
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
In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines further, we may not be in compliance with certain covenants contained in our debt agreements and we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our debt agreements, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels. Furthermore, if we sell any of our owned vessels at a time when prices are depressed, our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at a price less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. In addition, if vessel values persist or decline further, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.
Charter rates are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends, if any, in the future.
All of our vessels are currently employed on fixed rate time charters or voyage charters with expirations ranging from April 2015 to April 2016. Our vessels operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements, renew existing agreements during a time when charter rates are weaker or operate our vessels on the spot market, which could affect the amount of dividends, if any, that we pay to our shareholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns during these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality has not materially affected our operating results, it could materially affect our operating results and cash available for distribution to our shareholders as dividends, if any, in the future.
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

Risks associated with operating ocean‑going vessels could affect our business and reputation, which could adversely affect our revenues and stock price.
The operation of ocean‑going vessels carries inherent risks. These risks include the possibility of:
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
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. For example, in November 2012, one of our vessels was arrested due to a prior sub-charterer's unsettled bunkering expenses. The respective vessel was detained for approximately 19 days and was released in December 2012, after the issuance of a letter of guarantee from Allseas Marine S.A., or Allseas, a company controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, that is responsible for the commercial and technical management functions for our fleet and provides the services of our executive officers, and continued its employment. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.
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
We conduct business in China, where the legal system has inherent uncertainties that could limit the legal protections available to us.
All of our vessels are currently employed on fixed rate time charters or voyage charters with expirations ranging from April 2015 to April 2016. Some of our vessels may be chartered to Chinese customers or from time to time, on our charterers' instructions, our vessels may call on Chinese ports. Such charters and any additional charters that we enter into may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.
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
Our loan and credit facilities, which are secured by mortgages on our vessels, require us to maintain specified financial ratios mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, as determined in accordance with the terms of that agreement, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a security cover ratio, and to satisfy certain other financial covenants. In general, these other financial covenants require us to maintain (i) minimum liquidity; (ii) a maximum leverage ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth; (v) a minimum debt service coverage ratio; (vi) a minimum equity ratio; and (vii) a minimum working capital.

A violation of the security cover ratio, unless cured as set forth under the applicable loan or credit facility, or a violation of any of the financial covenants contained in our debt agreements constitutes an event of default, which, unless waived or modified by our lenders, provides our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels, or may cause us to reclassify our indebtedness as current liabilities, which would impair our ability to continue to conduct our business. As a result of intense fluctuations in the drybulk charter market and the related fluctuation in vessel values, we were not in compliance with certain financial and security cover ratio covenants contained in certain of our loan and credit facilities in the past, and as such, we obtained waivers of the relevant covenant breaches, entered into amendments to the relevant facilities or refinanced the affected debt and deposited additional security to cure the shortfall in the security cover required to be maintained under the relevant facilities. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt."
As of December 31, 2014, we had $230.8 million of outstanding indebtedness, including $25.0 million related to our Notes. As of that date, we were in compliance with all of our debt covenants contained in our debt agreements, with the exception of the security cover ratio covenant contained in one of our loan agreements, for which we subsequently obtained a waiver until December 31, 2015. However, given the current drybulk charter rates, it is probable that we will not be in compliance with several financial covenants contained in certain of our loan and credit facilities on the applicable measurement dates in 2015. We are currently in negotiations with such lenders, but we may not be successful in obtaining additional waivers of covenant breaches or amendments to covenants contained in our debt agreements or refinancing the affected debt if we are not in compliance with the original covenants in our debt agreements when our existing waivers expire.
All of our debt agreements contain a cross-default provision that may be triggered by a default under one of our other debt agreements. Because of the presence of cross default provisions in all of our debt agreements, the refusal of any one lender to grant or extend a waiver could result in all of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective debt agreements. As a result of the cross-default provisions included in our debt agreements, actual breaches existing under our debt agreements could result in defaults under all of our debt and the acceleration of such debt by our lenders and the foreclosure of their liens on our vessels, which would impair our ability to conduct our business and continue as a going concern. If our outstanding indebtedness, which amounted to $230.8 million as of December 31, 2014, is accelerated in full or in part, in the current financing environment we may not be able to refinance our debt or obtain additional financing. Moreover, any refinancing or additional financing may be more expensive and carry more onerous terms than those in our existing debt agreements. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our debt agreements.
Our debt agreements contain restrictive covenants that may limit our liquidity and corporate activities and if we receive additional waivers and/or amendments to our debt agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing debt agreements.
Our debt agreements, including our 8.375% Senior Notes due 2021, impose operating and financial restrictions on us. These restrictions may limit our ability to:
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
In addition, under these covenants, we are required to maintain minimum liquidity as discussed in Note 9 to our consolidated financial statements included at the end of this annual report.
Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. In addition, certain of our other debt agreements contain additional restrictions and impose maximum limits on the per share dividend that we may pay per annum and require that we maintain certain minimum liquidity following the payment of any dividends. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' consent when needed. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. These potential restrictions and requirements may further limit our ability to pay dividends, if any, in the future to you, finance our future operations, make acquisitions or pursue business opportunities.
Moreover, in connection with any additional waivers of or amendments to our debt agreements that we obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing debt agreements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees.
Our ability to comply with the covenants and restrictions contained in our debt agreements may be affected by economic, financial and industry conditions and other factors beyond our control. Any default under our debt agreements that is not waived or amended by the required lenders could prevent us from paying dividends in the future. If we are unable to repay indebtedness, the lenders under our loan and credit facilities could proceed against the collateral securing that indebtedness. In such case, we may be unable to repay the amounts due under our loan and credit facilities. This could have serious consequences for our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, the rates we earn under our charters, our ability to obtain charters, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.
We will need to procure additional financing in order to complete the construction of our newbuilding vessels, which may be difficult to obtain on acceptable terms or at all.

As of the date of this annual report, our newbuilding program was comprised of two Ultramax drybulk carriers under construction at Yangzhou Dayang Shipbuilding Co. Ltd., or Dayang, scheduled for delivery in the third quarter of 2015, and three Kamsarmax drybulk carriers under construction at Jiangsu Yangzijiang Shipbuilding Co., or Yangzijiang, scheduled for delivery between the second and fourth quarter of 2015. The estimated total contractual cost of our newbuilding vessels amounted to $148.2 million, of which an aggregate of $101.7 million was outstanding as of the date of this annual report and is due upon delivery of the vessels.

In order to complete the construction of our newbuilding program, we will need to procure additional financing. We have entered into a senior secured loan facility with a syndicate of major European Banks led by Nordea Bank Finland Plc, or Nordea, to finance up to 60% of the market value of our two Ultramax newbuilding drybulk carriers, the Hull numbers DY4050 and DY4052, and two of our Kamsarmax newbuilding drybulk carriers, the Hull numbers YZJ1144 and YZJ1145, that are expected to be delivered between the second and third quarter of 2015. We have not yet secured financing for our remaining Kamsarmax drybulk newbuilding that is expected to be delivered in the fourth quarter of 2015. If for any reason we fail to take delivery of the newbuilding vessels described above, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction, which amounted to an aggregate of $46.5 million as of the date of this annual report, and we may incur additional costs and liability to the shipyard under the construction contracts.

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
Our earnings may be adversely affected if we do not successfully employ our vessels or employ our vessels at low charter rates.
We primarily employ our vessels in the spot charter market, on short-term time charters or on voyage charters, ranging from 10 days to three months. However, depending on the time charter market, we may decide from time to time to employ our vessels on medium to long-term time charters. As of the date of this annual report, all of our vessels are currently employed on fixed rate time charters or voyage charters with expirations ranging from April 2015 to April 2016. We have not yet secured employment for our two Ultramax drybulk carriers and for our three Kamsarmax drybulk carriers under construction, which are scheduled to be delivered to us between the second and fourth quarter of 2015. As of the date of this annual report, prevailing drybulk carrier charter rates are below historical averages. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new time charters during periods when charter rates are at depressed levels, we may have to employ our vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our vessels profitably to allow us to repay our debt and meet our other obligations.
We may not be able to raise equity and debt financing sufficient to meet our capital and operating needs and to comply with the covenants contained in our debt agreements, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We cannot assure you that the net proceeds from any future equity offering or debt financing would be sufficient to satisfy our capital and operating needs and enable us to comply with our various debt covenants. In such case, we may not be able to raise additional equity capital or obtain additional debt financing or refinance our existing indebtedness, if necessary. If we are not able to comply with the covenants contained in our debt agreements and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.
Certain existing stockholders, who hold approximately 28.3% of our outstanding common shares, may have the power to exert control over us, which may limit your ability to influence our actions.

As of the date of this annual report, Mr. Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, beneficially owned a total of 7,056,064 common shares, or approximately 28.3% of our outstanding common shares, all of which are held indirectly through Innovation Holdings S.A., or Innovation Holdings, a company beneficially owned and controlled by Mr. Bodouroglou, and Loretto Finance Inc., or Loretto, a wholly owned subsidiary of Allseas, that is controlled by Mr. Bodouroglou and members of his family. Due to the number of shares he owns, Mr. Bodouroglou has the power to exert considerable influence over our actions and to effectively control the outcome of matters on which our shareholders are entitled to vote, including the election of our directors and other significant corporate actions. The interests of Mr. Bodouroglou may be different from your interests.

We depend upon a few charterers for a significant part of our revenues and the failure of one or more of these charterers to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business and ability to comply with covenants in our debt agreements.
We derive a significant part of our charter hire from a small number of customers. For the year ended December 31, 2014, we derived 11.6% of our voyage revenues from one charterer, as presented in our audited consolidated financial statements, included elsewhere in this annual report. All of our vessels are currently employed on fixed rate time charters or voyage charters with expirations ranging from April 2015 to April 2016. If one or more of these charterers is unable to perform under one or more charters with us, or if a charterer exercises certain rights it may have to terminate the charter before its scheduled termination date, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.
The ability and willingness of each of our charterers to perform its obligations under a time charter agreement with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry, the overall financial condition of the charterer, the loss of the relevant vessel, prolonged off-hire periods or the seizure of the relevant vessel for more than a specified number of days. In addition, charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities, such as iron ore, coal, grain, and other minor bulks. Moreover, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters, and our customers may fail to pay charter hire or attempt to renegotiate charter rates.
If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our debt agreements, certain of which specifically require the maintenance of minimum charter rate levels and consider the termination of a charter to be an event of default. For further discussion of our charterers, please see "Item 4. Information on the Company—B. Business Overview—Our Customers."
A drop in spot charter rates may provide an incentive for some charterers to default on their charters.
When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. All of our vessels are currently employed on fixed rate time charters or voyage charters with expirations ranging from April 2015 to April 2016. If the spot charter rates or short-term time charter rates in the drybulk shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to recharter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in our debt agreements.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
We have entered into contracts with Dayang and Yangzijiang for the construction of two Ultramax drybulk carriers and three Kamsarmax drybulk carriers scheduled for delivery between the second and fourth quarter of 2015. The estimated total contractual cost of our newbuilding vessels amounted to $148.2 million, of which an aggregate of $101.7 million was outstanding as of the date of this annual report and is due upon delivery of the vessels.

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
As of the date of this annual report, we own 3,437,500 common shares, or approximately 11.0% of the outstanding common shares of Box Ships Inc. (NYSE: TEU), or Box Ships, a related party. As of March 31, 2014, June 30, 2014 and December 31, 2014, we considered the decline of the fair value of the investment in Box Ships as other than temporary and therefore, the investment was impaired and an aggregate loss of $8.6 million was recorded. The fair value of our investment in Box Ships based on the closing price of Box Ships' common shares on the NYSE on December 31, 2014, or $0.86, was $3.0 million.
If the stock price of Box Ships' common share declines further due to other than temporary reasons, we will be required to recognize additional losses. The fair value of our investment in Box Ships, based on the closing price of Box Ships' common share on the NYSE on April 15, 2015, of $1.06, was $3.6 million.
We may have difficulty properly managing our planned growth through acquisitions of our newbuilding vessels and additional vessels.
We intend to grow our business through the acquisition of our five contracted newbuilding vessels and we may make selective acquisitions of other additional secondhand and newbuilding vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise newbuilding vessels we may order, and obtain required debt or equity financing on acceptable terms.
A delay in the delivery to us of any vessel we contract to acquire, including our five newbuilding vessels, or the failure of the seller or shipyard to deliver a vessel to us at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.
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
In addition, we may seek to terminate a newbuilding contract due to market conditions, financing limitations, significant delay in the delivery of the vessels or other reasons. If for any reason we fail to take delivery of our five newbuilding vessels, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction, which amounted to an aggregate of $46.5 million as of the date of this annual report, and we may incur additional costs and liability to the shipyard under the construction contracts.
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
For example, certain of our other loan and credit facilities restrict the amount of dividends we may pay to $0.50 per share per annum and limit the amount of quarterly dividends we may pay to 100% of our net income for the immediately preceding financial quarter. We are also required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, 8% of the total financial indebtedness or $1.0 million per vessel. Furthermore, according to the supplemental agreement we entered into with Unicredit Bank AG ("Unicredit") on March 27, 2015, we are not permitted to declare or pay any dividends until all the deferred amounts of the facility's repayment installments have been repaid in full.
Furthermore, we may not be permitted to pay dividends if we are in breach of the covenants contained in our debt agreements. The terms of our debt agreements contain a number of financial covenants and general covenants that require us to, among other things, maintain security cover ratios, minimum cash balances and insurance including, but not limited to, hull and machinery insurance in an amount at least equal to the fair market value of the vessels financed, as determined by third party valuations. We may not be permitted to pay dividends in any amount under our debt agreements if we are in default of any of these covenants or if we do not meet specified debt coverage ratios and minimum charter rate levels.
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
We have entered into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under certain of our credit facilities, which were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statement of comprehensive income / (loss). In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. As of December 31, 2014, the fair value of our interest rate swaps was a liability of $0.5 million.
Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.
As of December 31, 2014, we had outstanding indebtedness of $230.8 million. We expect to incur additional indebtedness in order to fund the aggregate remaining purchase commitments for our five newbuilding vessels amounting to $101.7 million as of the date of this annual report, and any further growth of our fleet. This level of debt could have significant adverse consequences to our business and future prospects, including the following:
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

•
we may not be able to meet financial ratios included in our debt agreements due to market conditions or other events beyond our control, which could result in a default under these agreements and trigger cross-default provisions in our other debt agreements;

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

We may not be able to refinance indebtedness incurred under our debt agreements if we are not able to meet our debt service requirements relating to such indebtedness, or we may be unable to borrow under our existing or future debt agreements, which may adversely affect our business, financial condition, results of operations and cash flows.
As of December 31, 2014, we had outstanding indebtedness of $230.8 million. We cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all. For so long as we have outstanding indebtedness under our debt agreements, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. We may not be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our debt agreements or alternative financing may limit funds otherwise available for working capital, capital expenditures and other purposes. If we are unable to meet our debt obligations, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders. In addition, if the recent financial difficulties experienced by financial institutions worldwide lead to such institutions being unable to meet their lending commitments, that inability could have a material adverse effect on our ability to meet our obligations and grow our fleet. If we are not able to borrow under our existing or future debt agreements and are unable to find alternative sources of financing on terms that are acceptable to us or at all, our business, financial condition, results of operations and cash flows may be materially adversely affected.
We may have difficulty effectively managing our planned growth.
Since the completion of our initial public offering in August 2007, we have increased the size of fleet from six drybulk carriers to sixteen drybulk carriers. In addition, as of the date of this annual report, our current newbuilding program consists of two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015.
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
We may not be successful in executing our growth plans and we may incur significant expenses and losses in connection with our future growth. If we are not able to successfully grow the size of our company or increase the size of our fleet, our financial condition and results of operations may be adversely affected.
The expansion of our fleet may impose significant additional responsibilities on our management and the management and staff of Allseas and Seacommercial Shipping Services S.A., or Seacommercial, a company controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, which, together with Allseas, is responsible for the commercial and technical management functions for our fleet. The expansion of our fleet may necessitate that we and Allseas and Seacommercial, together, the Managers, increase the number of personnel employed. The Managers may have to increase their customer base to provide continued employment of our fleet, and such costs will be passed on to us by the Managers.

We are dependent on Allseas and Seacommercial for the commercial and technical management of our fleet, and are dependent on Allseas to provide us with our executive officers, and the failure of either of our Managers to satisfactorily perform their services may adversely affect our business.
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
In addition, as we subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Allseas and Seacommercial, the loss of either of the Managers services or their failure to perform their obligations to us could materially and adversely affect the results of our operations. Although we may have rights against the Managers if they default on their obligations to us, you will have no recourse directly against either of the Managers. Further, our loan and credit facilities require the approval from our lenders to change our commercial and technical manager.
Since Allseas and Seacommercial are privately held companies and there is little or no publicly available information about our Managers, an investor could have little advance warning of potential problems that might affect the Managers that could have a material adverse effect on us.
The ability of the Managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair the Managers' financial strength, and because the Managers are privately held, it is unlikely that information about their financial strength would become public unless either of the Managers began to default on their obligations. As a result, an investor in our shares might have little advance warning of problems affecting the Managers, even though these problems could have a material adverse effect on us.
Our executive officers have affiliations with Allseas, Seacommercial and Box Ships, which may create conflicts of interest that may permit them to favor the interests of Allseas, Seacommercial and Box Ships and their affiliates above our interests and those of our shareholders.
Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, is the beneficial owner of all of the issued and outstanding capital stock of Allseas, Seacommercial and Crewcare Inc., or Crewcare, our manning agent, and our Chief Operating Officer, Mr. George Skrimizeas, is the President and director of Allseas and Seacommercial. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and the Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels managed by the Managers or other companies affiliated with the Managers and Mr. Bodouroglou. To the extent that entities affiliated with Mr. Bodouroglou, other than us, or the Managers own or operate vessels that may compete for employment or management services in the future, the Managers may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits. Mr. Bodouroglou granted to us a right of first refusal over future vessels that he or entities affiliated with him may seek to acquire in the future. However, we may not exercise our right to acquire all or any of these vessels in the future, and such vessels may compete with our fleet.
In addition, the Managers currently provide management services to vessels in Box Ships' fleet as well as our fleet. We have entered into an agreement with Box Ships and Mr. Michael Bodouroglou that provides that so long as (i) Mr. Bodouroglou is a director or executive officer of both our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent and we will not, directly or indirectly, acquire or charter any containership without the prior written consent of Box Ships. To the extent that we believe it is in our interest to grant such consent and Box Ships acquires drybulk vessels, such vessels may compete with our fleet. The Managers are not parties to the non-competition agreement described above and, under the terms of the agreement, may provide vessel management services to drybulk vessels other than ours. These conflicts of interest may have an adverse effect on our results of operations.

Furthermore, other conflicts of interest may arise between Box Ships, the Managers, and their affiliates, on the one hand, and us and our shareholders, on the other hand. For example, notwithstanding our non-competition agreement with Box Ships described above, Box Ships may claim other business opportunities that would benefit us, such as the hiring of employees, the acquisition of other businesses, or the entry into joint ventures, and in each case other than business opportunities in the drybulk shipping industry, and this could have a material adverse effect on our business, results of operations and cash flows.
Moreover, Mr. Bodouroglou also serves as the Chairman, President and Chief Executive Officer of Box Ships. Therefore, Mr. Bodouroglou, who advises our Board of Directors on the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional capital stock and cash reserves, each of which can affect the amount of the cash available for distribution to our shareholders, may favor the interests of Box Ships or its affiliates and may not provide us with business opportunities that would benefit us. In addition, our executive officers and those of our Managers will not spend all of their time on matters related to our business.
Furthermore, Mr. Bodouroglou has fiduciary duties to manage our business in a manner that is beneficial to us and our shareholders and he has fiduciary duties to manage the business of Box Ships and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, he may encounter situations in which his fiduciary obligations to Box Ships and us are in conflict. We believe the principal situations in which these conflicts may occur are in the allocation of business opportunities to Box Ships or us, such as with respect to the allocation and hiring of employees, the acquisition of other businesses or the entry into joint ventures, and in each case other than business opportunities in the drybulk shipping industry. The resolution of these conflicts may not always be in our best interest or that of our shareholders and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Although we have entered into a non-competition agreement with Box Ships and Mr. Michael Bodouroglou, as a result of the conflicts discussed above, the Managers may favor its own interests, the interests of Box Ships and the interests of its affiliates, and our executive officers may favor the interests of the Managers, Box Ships and its affiliates, over our interests and those of our shareholders, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.
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
We or our Managers may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.
Our success depends to a significant extent upon the abilities and efforts of our management team, including our ability to retain key members of our management team and to hire new members as may be necessary. As of the date of this annual report, we have two shoreside salaried employees and we reimburse Allseas for the services of our executive officers. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain "key man" life insurance on any of our officers or other members of our management team.

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
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of the date of this annual report, our fleet was comprised of eight Panamax drybulk carriers, two Ultramax drybulk carriers, two Supramax drybulk carriers and four Handysize drybulk carriers with an aggregate capacity of 980,380 dwt and an average age of 7.6 years. In addition, our newbuilding program consists of two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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
We have entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. However, our exposure to floating interest rate is only partially hedged. For more information on our interest rate swap agreements, refer to Note 10 to our consolidated financial statements included at the end of this annual report.
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

If we or our subsidiaries are not entitled to the tax exemption under Section 883 for any taxable year, we or our subsidiaries would be subject during those years to a 4% U.S. federal income tax on our gross U.S. source shipping income (without allowance for deduction) under section 887 of the Code. The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. In the absence of exemption from tax under Section 883, we would have been subject to a 4% tax on our gross U.S.-source shipping income equal to approximately $0.2 million for the year ended December 31, 2014.
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
Our ability to pay dividends, if any, in the future will also be subject to our satisfaction of certain financial covenants contained in our debt agreements. Certain of our other loan and credit facilities restrict the amount of dividends we may pay to $0.50 per share per annum and limit the amount of quarterly dividends we may pay to 100% of our net income for the immediately preceding financial quarter. We are also required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, 8% of the total financial indebtedness or $1.0 million per vessel. Furthermore, according to the supplemental agreement we entered into with Unicredit on March 27, 2015, we are not permitted to declare or pay any dividends until all the deferred amounts of the facility's repayment installments have been repaid in full.
As we expand our business, our Managers may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels on our behalf. If we are unable to do so, those systems may become ineffective, which could adversely affect our financial performance.
Our current operating and financial systems may not be adequate as we expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, our Managers will need to recruit suitable additional seafarers and shoreside administrative and management personnel on our behalf. While our Managers have not experienced any difficulty in recruiting to date, we cannot guarantee that our Managers will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agent encounter business or financial difficulties, we may not be able to adequately staff our vessels. If our Managers are unable to grow our financial and operating systems or to recruit suitable employees on our behalf as we expand our fleet, our financial performance may be adversely affected.
Because our seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.
As of December 31, 2014, 345 seafarers were employed, mainly by Crewcare, our manning agent, to crew our vessels. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. These agreements may not prevent labor interruptions. Any labor interruption could disrupt our operations and harm our financial performance.
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
Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with the performance of audits of financial statements filed with the SEC. Certain European Union, or EU, countries, including Greece, do not permit the PCAOB to conduct inspections of accounting firms established and operating in EU countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is currently prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike the shareholders of most U.S. public companies, our shareholders are deprived of the possible benefits of such inspections. The PCAOB continues to pursue cooperative agreements with audit oversight authorities in other EU member states and jurisdictions around the world.
Risks Relating to Our Common Shares
The continued downturn in the drybulk carrier charter market has had a significant adverse impact on the market price of our common shares and may affect our ability to maintain our listing on NASDAQ or other securities exchange on which our common shares may be traded.
The continued downturn in the drybulk carrier charter market has caused the price of our common shares to decline significantly since 2008. On November 25, 2011, we received notification from the NYSE, on which we were then listed, that we were no longer in compliance with the NYSE's continued listing requirements because the average closing price of our common shares had fallen below $1.00 for a consecutive 30-trading day period. In November 2012, with the approval of shareholders at our 2012 annual general meeting of shareholders, we conducted a 10-for-1 reverse stock split of our issued and outstanding common shares in order to continue to meet the minimum continued listing standards of the NYSE. Subsequently, the NYSE notified us that we had regained compliance on December 19, 2012. In April of 2013, we voluntarily transferred the listing of our common stock to NASDAQ. Further declines in the trading price of our common shares may cause us to fail to meet certain of the continuing listing standards of NASDAQ, which could result in the delisting of our common shares. If our shares cease to be traded on the NASDAQ or on another national securities exchange, the price at which you may be able to sell your common shares of the company may be significantly lower than their current trading price or you may not be able to sell them at all. The failure of our common shares to be listed on the NASDAQ may also result in defaults under our credit facilities. We are currently in compliance with all applicable NASDAQ listing standards.
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
An active or liquid public market for our common shares may not continue going forward. Volatility in the stock market could have an adverse effect on the market price of our common shares and could impact a potential sale price if holders of our common shares decide to sell their shares.
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
On December 24, 2012, we entered into an agreement to sell 4,901,961 newly-issued common shares to Innovation Holdings, an entity beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, for total consideration of $10.0 million. The transaction closed on December 24, 2012. In connection with the transaction, we were granted the right to repurchase the common shares issued to Innovation Holdings in the private placement for the same price at which the shares were sold, which expired without being exercised upon our execution of definitive documentation relating to the restructuring of our debt, as discussed below. In addition, Innovation Holdings also received customary registration rights in respect of the common shares it received in the private placement. The documentation entered into in connection with the private placement was approved by the independent members of our Board of Directors.
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

On September 27, 2013, we completed a public offering of 6,000,000 of our common shares at $5.75 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 782,609 additional common shares. The net proceeds from the offering, which amounted to $31.9 million, net of underwriting discounts and commissions of $2.0 million and offering expenses of $0.5 million, were used to fund the initial deposits and other costs associated with the purchase of two Ultramax newbuilding drybulk carriers, the Hull numbers DY152 and DY153, as discussed below, and general corporate purposes.

On February 18, 2014, we completed a public offering of 6,785,000 of our common shares at $6.25 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 885,000 additional common shares. The net proceeds from the offering amounted to $39.7 million, net of underwriting discounts and commissions and offering expenses payable by us.

On May 12, 2014, our Board of Directors authorized a share buyback program of up to $10.0 million for a period of twelve months. We expect to repurchase these shares in the open market, at times and prices that we consider to be appropriate, but we are not obligated under the terms of the program to repurchase any shares. Pursuant to the share buyback program, as of December 31, 2014, we had purchased and cancelled 30,000 of our common shares at an average price of $5.6820 per share.

On August 8, 2014, we completed the public offering of 1,000,000 of our 8.375% Senior Notes due 2021 pursuant to an effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The net proceeds from the offering amounted to approximately $23.9 million, net of underwriting discounts and commissions of $812,500, and offering expenses payable by the Company of $330,917. The Notes trade on NASDAQ under the symbol "PRGNL".

As of the date of this annual report, we had 24,909,142 common shares outstanding.
Vessel Acquisitions and Dispositions
Below is a discussion of our principal capital expenditures and divestitures since the beginning of our last three financial years to the date of this annual report.
On May 4 and on June 18, 2012, we took delivery of our first two newbuilding Handysize drybulk vessels, the M/V Prosperous Seas and the M/V Precious Seas, respectively. In 2012, we paid an amount of $29.3 million to the shipyard, representing the final installment of the respective vessels, which was financed from the syndicated secured loan facility led by Nordea and cash on hand.
On September 24, 2012, we agreed with Zhejiang Ouhua Shipbuilding, or Ouhua, to postpone the delivery dates of our remaining two Handysize drybulk and two 4,800 TEU containerships under construction and to change the apportionment of the advances already paid among the vessels under construction.
On January 29, 2013, we took delivery of our third Handysize drybulk vessel, the M/V Priceless Seas. In January 2013, we paid an amount of $1.4 million to the shipyard representing the final installment of the respective vessel, which was financed with cash on hand.

On October 3, 2013, following the completion of our public offering of 6,000,000 common shares, we completed the acquisition of shipbuilding contracts for two Ultramax newbuilding drybulk carriers from Allseas, the M/V Gentle Seas and the M/V Peaceful Seas. The acquisition cost of these two newbuildings was $26.5 million per vessel. In October 2013, we paid an amount of $8.1 million per vessel, and the balance of the contract price, or $18.4 million per vessel, would be payable upon the delivery of each vessel. Both vessels were delivered in October 2014. We paid to the shipyard the final installment of the two vessels, which was mainly financed from the loan facility with HSH Nordbank AG, or HSH, dated April 4, 2014.

In December 2013, we agreed to acquire, subject to certain closing conditions that were lifted in the first quarter of 2014, shipbuilding contracts for two additional Ultramax newbuilding drybulk carriers from Allseas. The Ultramax newbuildings are sister ships to the two Ultramax newbuildings we previously acquired, have a carrying capacity of 63,500 dwt each, and are currently under construction at Dayang with scheduled delivery in the third quarter of 2015. The acquisition cost of these two newbuildings is $28.3 million per vessel. In February 2014, we paid an amount of $5.6 million per vessel. In addition, upon commencement of the steel cutting of each vessel in the second quarter of 2014, we paid a second installment of $3.9 million per vessel. The balance of the contract price, or $18.8 million per vessel, will be payable upon the delivery of each vessel.

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
In March 2014, we entered into contracts with Yangzijiang for the construction of three Kamsarmax newbuilding drybulk carriers. The Kamsarmax newbuildings have a carrying capacity of 81,800 dwt each, with scheduled delivery between the second and fourth quarter of 2015. The acquisition cost of these three newbuildings is $30.6 million per vessel. In March 2014, we paid an amount of $9.2 million per vessel, and the balance of the contract price, or $21.4 million per vessel, will be payable upon the delivery of each vessel.
On April 25, 2014, we entered into a memorandum of agreement for the sale of our remaining 4,800 TEU containership newbuilding to an unrelated third party for $42.5 million, less 3% commission. In May 2014, we also agreed with the shipyard to reduce the contract price of the respective vessel by $0.8 million. The sale of the vessel and its transfer to the new owners was concluded on May 23, 2014. The net proceeds from the sale of the vessel amounted to $10.0 million and represent the difference between the net sale price of the vessel and the outstanding contractual obligation due to the shipyard upon delivery that was resumed by the vessel's new owners.
B.  Business overview
Introduction
We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials, along worldwide shipping routes.
As of the date of this annual report, our operating fleet consisted of eight Panamax drybulk carriers, two Ultramax drybulk carriers, two Supramax drybulk carriers and four Handysize drybulk carriers with an aggregate capacity of 980,380 dwt and an average age of 7.6 years.
Prior to April 2011, we owned and operated three containerships. In the second quarter of 2011, we sold these containerships to Box Ships, then our wholly-owned subsidiary. Box Ships completed its initial public offering in April, 2011, and we continue to own 3,437,500 shares of Box Ships, which, as of the date of this annual report, represents approximately 11.0% of Box Ships' issued and outstanding common shares.
In addition, as of the date of this annual report, our newbuilding program consisted of two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015. The estimated total contractual cost of our newbuilding vessels amounted to $148.2 million, of which an aggregate of $101.7 million was outstanding as of the date of this annual report.
Allseas and Seacommercial are responsible for all commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas, Seacommercial and each of our vessel-owning subsidiaries. Allseas and Seacommercial are beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou.

Our Fleet
The following tables present certain information concerning our fleet as of the date of this annual report.
Operating drybulk fleet

Vessel Name and Type	DWT	Year Built	Charter Type	Charterer Name	Gross Daily Charter Rate (1)	Re-delivery from Charterer (2)
						Earliest	Latest
Panamax
Dream Seas	75,151	2009	Period	Amaggi S.A.	$ 7,000	May 2015	May 2015
Coral Seas	74,477	2006	Period	DS Norden A/S	$ 7,500	May 2015	Sep. 2015
Golden Seas	74,475	2006	Period	Glencore Grain B.V.	$ 7,050	Dec. 2015	Apr. 2016
Pearl Seas	74,483	2006	Period	Glencore Grain B.V.	$ 7,050	Dec. 2015	Apr. 2016
Diamond Seas	74,274	2001	Period	Swissmarine Asia Pte. Ltd.	$ 9,000	Apr. 2015	Jun. 2015
Deep Seas	72,891	1999	Period	Hudson Shipping Lines Inc.	$ 5,500	Jun. 2015	Jun. 2015
Calm Seas	74,047	1999	Period	Caravel Shipping Ltd.	$ 5,100	May 2015	May 2015
Kind Seas	72,493	1999	Period	Marubeni Corporation	$ 4,900	May 2015	May 2015
Total Panamax	592,291
Ultramax
Gentle Seas	63,350	2014	Period	Island View Shipping	$ 8,250	May 2015	May 2015
Peaceful Seas	63,331	2014	Period	Merit Chartering Pte. Ltd.	$ 5,600	Apr. 2015	Apr. 2015
Total Ultramax	126,681
Supramax
Friendly Seas	58,779	2008	Period	Oldendorff Carriers GmbH & Co. KG	$11,200	May 2015	May 2015
Sapphire Seas	53,702	2005	Period	Hengda International Ship. Limited	$ 5,000	May 2015	May 2015
Total Supramax	112,481
Handysize
Prosperous Seas	37,293	2012	Period	Bunge Latin America LLC	$ 7,000	Jul. 2015	Oct. 2015
Precious Seas	37,205	2012	Period	Cargill International S.A.	$ 8,000	Apr. 2015	Apr. 2015
Priceless Seas	37,202	2013	Voyage	Glencore Grain B.V.		Jun. 2015	Jun. 2015
Proud Seas	37,227	2014	Period	Brobulk Limited	$10,000	Apr. 2015	Apr. 2015
Total Handysize	148,927
Total	980,380
(1)	Daily charter hire rates in this table do not reflect commissions, which are payable by us to third party chartering brokers and Seacommercial, ranging from 1.25% to 6.25%, including the 1.25% to Seacommercial.
(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon expiration of the charter.

Drybulk Newbuildings we have agreed to acquire

Vessel Name	DWT	Shipyard	Expected Shipyard Delivery
Ultramax
Hull no. DY4050	63,500	Yangzhou Dayang Shipbuilding Co. Ltd.	Q3 2015
Hull no. DY4052	63,500	Yangzhou Dayang Shipbuilding Co. Ltd.	Q3 2015
Total Ultramax	127,000
Kamsarmax
Hull no. YZJ1144	81,800	Jiangsu Yangzijiang Shipbuilding Co.	Q2 2015
Hull no. YZJ1145	81,800	Jiangsu Yangzijiang Shipbuilding Co.	Q2 2015
Hull no. YZJ1142	81,800	Jiangsu Yangzijiang Shipbuilding Co.	Q4 2015
Total Kamsarmax	245,400
Total	372,400
Management of Our Fleet and Agreements with Allseas and Seacommercial
Allseas and Seacommercial provide commercial and technical management services for our fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Technical management services include, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Commercial management services include, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions.
Allseas and Seacommercial also provide commercial and technical management services for Box Ships' fleet. Allseas provides financial accounting and financial reporting services for Box Ships.
Allseas, a Liberian corporation based in Athens, Greece, was formed in 2000 as a ship management company and is wholly-owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. We believe that Allseas has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. Seacommercial, a Liberian company based in Athens, Greece, was formed in 2014 and is wholly-owned by Mr. Bodouroglou.
In addition, we have entered in to an accounting agreement with Allseas, pursuant to which Allseas provides financial accounting and financial reporting services. We have also entered into separate agreements with Allseas with respect to the provision of administrative services and certain executive services.  For additional information regarding the above-referenced agreements, and other agreements that we have with Allseas, Seacommercial and other affiliated companies, please see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers."
Chartering of our Fleet
We primarily employ our vessels in the spot charter market, on short-term time charters or on voyage charters, ranging from 10 days to three months. However, depending on the time charter market, we may decide from time to time to employ our vessels on medium to long-term time charters. All of our vessels are currently employed on fixed rate time charters or voyage charters with expirations ranging from April 2015 to April 2016.
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
Our Customers
Our assessment of a charterer's financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We believe that our management team's network of relationships and more generally our Managers' reputation and experience in the shipping industry will continue to provide competitive employment opportunities for our vessels in the future.
For the year ended December 31, 2014, approximately 11.6% of our revenue was derived from one of our charterers, Cargill International S.A.
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
In 2014, we sold a total of 21,346 KLC shares at an average sale price of $23.52 per share. Following the sale of such shares, the number of KLC shares held by us was 44,550. The total cash received from the sale of these shares amounted to $0.5 million, net of commissions, which resulted in a net loss of $25,529 that was recorded in 2014.
Furthermore, in April 2015, we sold an additional 18,133 KLC shares at an average sale price of $22.62 per share. The total cash expected to be received from the sale of these shares amounts to $0.4 million, net of commissions (based on U.S. dollar/KRW exchange rate of $1.000:KRW1,096.92 as of April 15, 2015). As of the date of this annual report, the number of KLC shares held by us was 26,417.
The Drybulk Shipping Industry
The global drybulk carrier fleet may be divided into seven categories based on a vessel's carrying capacity. These categories consist of:

•	Very Large Ore Carriers (VLOC) have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the drybulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.
•	Capesize vessels have a carrying capacity of 110,000-199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.
•	Post-Panamax vessels have a carrying capacity of 90,000-109,999 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel with a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draught restricted ports, although they cannot transit the Panama Canal.
•	Panamax/Kamsarmax vessels have a carrying capacity of 68,000-89,999 dwt. These vessels carry coal, iron ore, grains, and, to a lesser extent, minor bulks, including steel products, cement and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels with regard to accessing different trade routes. Most Panamax and Post-Panamax vessels are "gearless," and therefore must be served by shore-based cargo handling equipment.
•	Ultramax vessels have a carrying capacity of 60,000-67,999 dwt. Ultramax vessels operate in a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Ultramax vessels are normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional Panamax vessels.
•	Handymax/Supramax vessels have a carrying capacity of 40,000-59,999 dwt. Like Ultramax vessels, Handymax vessels operate in a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax vessels are ships between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes.
•	Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, ships of this type operate within regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.
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
The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of March 2015, the orderbook of new drybulk vessels scheduled to be delivered represented approximately 20% of the world drybulk fleet at that time, with most vessels on the orderbook expected to be delivered during the next three years. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

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
In 2008, the BDI declined 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since that time. During 2014, the BDI remained volatile, ranging from a high of 2,113 to a low of 723. The BDI recorded a 25-year record low of 509 in February 2015 and has since increased to 586 as of April 15, 2015.
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
Newbuilding prices increased significantly between 2003 and 2008, due to tightness in shipyard capacity, high levels of new ordering and stronger freight rates. However, with the sudden and steep decline in freight rates, after August 2008 and lack of new vessel ordering, newbuilding vessel values started to decline. The values of vessels in the secondhand market rose sharply in 2004 and 2005 as a result of the steep increase in newbuilding prices and the strength of the charter market during that period, before declining in the early part of 2006, only to rise thereafter to reach historical highs in the third quarter of 2008. However, the significant downturn in freight rates since August 2008 has negatively impacted secondhand values. Currently, newbuilding and secondhand values remain well below the historically high levels reached in the third quarter of 2008.

Competition
We operate in a highly competitive market based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Allseas arranges our charters through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with other owners of drybulk carriers, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership of drybulk carriers is highly fragmented and is divided among publicly listed companies, state controlled owners and independent shipowners. Some of our publicly listed competitors include Baltic Trading Inc. (NYSE: BALT), Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (NASDAQ: DRYS), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Navios Maritime Holdings Inc. (NYSE: NM), Star Bulk Inc. (NASDAQ: SBLK), Safe Bulkers Inc. (NYSE: SB) and Scorpio Bulkers (NYSE: SALT).
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
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, known as Emission Control Areas ("ECAs") (see below).

The IMO's Marine Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which were entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ECAs. By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which was further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs; the United States Caribbean Sea adjacent to Puerto Rico and the U.S. Virgin Islands was also so designated as of January 1, 2014. Ocean-going vessels in these areas will be subject to stringent emissions controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
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
The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that our technical manager has developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
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
Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, lead to decreases in available insurance coverage for affected vessels or result in the denial of access to, or detention in, some ports. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificate will be maintained.

Pollution Control and Liability Requirements
The IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates originally written into the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe the costs of compliance with mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.
The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
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
The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. On March 28, 2013, the EPA re-issued the VGP for another five years; this 2013 VGP took effect December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish results no later than January 1, 2016. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
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

Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that entered into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, will apply to new ships. The MEPC is also considering market-based mechanisms to reduce greenhouse gas emissions from ships. The European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting of greenhouse gas emissions from marine vessels in 2015. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states by 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.
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

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.
All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.
Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits.
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
The operation of any vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the U.S. exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the U.S. market.
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
D.    Property, plants and equipment
We do not own any material real property. We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd, a company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Lease of Office Space." In addition, for the vessels owned and for mortgages thereon, refer to "Our Fleet" discussed above, and "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt."
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
As of the date of this annual report, our operating fleet consisted of eight Panamax drybulk carriers, two Ultramax drybulk carriers, two Supramax drybulk carriers and four Handysize drybulk carriers with an aggregate capacity of 980,380 dwt and an average age of 7.6 years.
Prior to April 2011, we owned and operated three containerships. In the second quarter of 2011, we sold these containerships to Box Ships, then our wholly-owned subsidiary. Box Ships completed its initial public offering in April, 2011, and we continue to own 3,437,500 shares of Box Ships, which, as of the date of this annual report, represented approximately 11.0% of Box Ships' outstanding common shares.
In addition, as of the date of this annual report, our newbuilding program consisted of our current newbuilding program consists of two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015.
Allseas and Seacommercial are responsible for the commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas, Seacommercial and each of our vessel-owning subsidiaries. Allseas and Seacommercial also provide commercial and technical management services for Box Ships' fleet. Allseas and Seacommercial are controlled by Mr. Bodouroglou.
We primarily employ our vessels in the spot charter market, on short-term time charters or on voyage charters, ranging from 10 days to three months. However, depending on the time charter market, we may decide from time to time to employ our vessels on medium to long-term time charters. All of our vessels are currently employed on fixed rate time charters or voyage charters with expirations ranging from April 2015 to April 2016.
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
Voyage Expenses
Our voyage expenses exclude commissions and consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances, fuel costs and losses from the sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking.

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
Management Fees – Related Party
Management fees represent fees paid to Allseas in accordance with our management agreements and accounting agreement, which are discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Management Agreements" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Accounting Agreement."
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
Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives. The estimated useful life of our vessels is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less an estimated residual value. Refer to "Critical Accounting Policies—Vessel Depreciation" discussed below.
General and Administrative Expenses
General and administrative expenses include fees payable under our administrative and executive services agreements with Allseas, which are discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Administrative Services Agreement" and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Executive Services Agreement". In addition, general and administrative expenses include directors' fees, office rent, traveling expenses, communications, directors and officers insurance, legal, auditing, investor relations and other professional expenses and reflect the costs associated with running a public company.

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
The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2013 and 2014 (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For the purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values, as of December 31, 2013 and 2014, respectively. However, we are not holding our vessels for sale.
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

	Dwt	Year Built	Carrying Value as of December 31, 2013	Carrying Value as of December 31, 2014
Vessel and Type
Panamax
Dream Seas (1), (2)	75,151	2009	$35.8 million	$34.2 million
Coral Seas (1), (2)	74,477	2006	$22.1 million	$21.0 million
Golden Seas (1), (2)	74,475	2006	$22.1 million	$21.1 million
Pearl Seas (1), (2)	74,483	2006	$22.1 million	$21.0 million
Diamond Seas (1), (2)	74,274	2001	$18.5 million	$17.3 million
Deep Seas (1), (2)	72,891	1999	$24.2 million	$22.1 million
Calm Seas (1), (2)	74,047	1999	$25.2 million	$23.0 million
Kind Seas (1), (2)	72,493	1999	$25.9 million	$23.8 million
Ultramax
Gentle Seas (3)	63,350	2014	-	$27.3 million
Peaceful Seas (3)	63,331	2014	-	$27.5 million
Supramax
Friendly Seas (1), (2)	58,779	2008	$24.3 million	$23.2 million
Sapphire Seas (1), (2)	53,702	2005	$18.7 million	$17.8 million
Handysize
Prosperous Seas (1), (2)	37,293	2012	$21.5 million	$20.7 million
Precious Seas (1), (2)	37,205	2012	$21.9 million	$21.1 million
Priceless Seas (1), (2)	37,202	2013	$23.8 million	$22.9 million
Proud Seas (2), (3)	37,227	2014	-	$25.0 million
Total	980,380		$306.1 million	$369.0 million

_______________________________
(1)            Indicates vessels for which we believe, as of December 31, 2013, the basic charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value as of December 31, 2013 by approximately $64.1 million. For the year ended December 31, 2013, no impairment was recorded on these vessels under our accounting impairment policy.
(2)            Indicates vessels for which we believe, as of December 31, 2014, the basic charter-free market value was lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value as of December 31, 2014, by approximately $93.3 million. For the year ended December 31, 2014, no impairment was recorded on these vessels under our accounting impairment policy.
 (3)            M/V Proud Seas was delivered to us on January 7, 2014, while M/V Gentle Seas and M/V Peaceful Seas were delivered to us in October 2014.
All of our vessels are currently employed under fixed rate time charters or voyage charters with expirations ranging from April 2015 to April 2016. If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.
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
The undiscounted projected net operating cash flows for each vessel are determined by considering the contracted charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average of similar size vessels) over the remaining estimated life of the vessel, assumed to be 25 years from the date of initial delivery from the shipyard, net of brokerage commissions, the salvage value of each vessel, which is estimated to be $300 per lightweight ton, expected outflows for vessels' future dry-docking expenses and estimated vessel operating expenses, assuming an average annual inflation rate where applicable. We use the historical ten-year average as it is considered a reasonable estimation of expected future time charter rates over the remaining useful life of our vessels since we believe it represents a full shipping cycle and captures the highs and lows of the market. We utilize the standard deviation in order to eliminate the outliers of our sample before computing the historic ten-year average of the one-year time charter rate.
As of December 31, 2014, the estimated future daily time charter rates calculated using the standard deviation of the ten-year historical average of the one-year time charter rates, which were $18,093, $16,134, and $12,061 for Panamax, Supramax and Handysize drybulk carriers, respectively, were approximately 20.4% to 26.2% lower than the estimated future daily time charter rates calculated using the ten-year simple average of the one-year time charter rates, which were $24,518, $21,655, and $15,152 for Panamax, Supramax and Handysize drybulk carriers, respectively. There was no impairment indication identified for our two Ultramax drybulk carriers as of December 31, 2014. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.
As of December 31, 2013, the testing indicated no impairment on any of our vessels. Our analysis for the year ended December 31, 2014, which also involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for decreases on time charter rates from our base scenario of up to approximately 13.8%, 26.3% and 21.1% for our Panamax, Supramax and Handysize drybulk carriers, respectively, indicated no impairment on any of our vessels. Based on this sensitivity testing, our vessels would be at risk of impairment if the estimation of the future daily time charter rates, calculated using the standard deviation of the ten-year historical average of the one-year time charter rates, declined below approximately $15,605, $11,899 and $9,514 for Panamax, Supramax and Handysize drybulk carriers, respectively.
Recent Accounting Pronouncements
Regarding recent accounting pronouncements the adoption of which would have an effect on our consolidated financial statements in the current period or future periods, refer to Note 2 to our consolidated financial statements included at the end of this annual report.

Fleet Data and Average Daily Results

	2012	2013	2014
FLEET DATA
Calendar days for the fleet	4,099	4,717	5,241
Available days for the fleet	4,099	4,652	5,180
Operating days for the fleet	4,063	4,622	5,134
Average number of vessels(1)	11.2	12.9	14.4
Number of vessels at end of period	12	13	16
Average age of fleet as of year end	7	8	7
Fleet utilization(2)	99.1%	99.4%	99.1%
AVERAGE DAILY RESULTS
Vessel operating expenses(3)	$4,588	$4,401	$4,325
Dry-docking expenses(4)	-	360	418
Management fees - related party(5)	999	1,245	1,196
General and administrative expenses(6)	1,928	2,282	1,661
_________________________

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.
(2)	Fleet utilization is the percentage of time that our vessels were available for generating revenue and is determined by dividing operating days by available days of our fleet for the relevant period.
(3)	Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(4)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(5)	Daily management fees - related party are calculated by dividing management fees - related party by fleet calendar days for the relevant time period.
(6)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.
YEAR ENDED DECEMBER 31, 2014 COMPARED TO YEAR ENDED DECEMBER 31, 2013
The average number of vessels in our fleet was 14.4 for the year ended December 31, 2014, compared to 12.9 in the year ended December 31, 2013. The following analysis exhibits the primary driver of differences between these periods.
•
Charter revenue—Charter revenue for the year ended December 31, 2014, was $58.1 million, compared to $59.5 million for the year ended December 31, 2013. The increase in the average number of vessels in our fleet and the corresponding increase in the number of operating days of our fleet from 4,622, for the year ended December 31, 2013, to 5,134, for the year ended December 31, 2014, were offset by the decrease in the charter rates earned by the vessels year over year as a result of the lower contracted rates due to the continued weakness in the drybulk market. After deducting commissions of $3.4 million, we had net revenue of $54.8 million in 2014, compared to $56.3 million net revenue, after deducting commissions of $3.3 million, in 2013.

•
Voyage expenses, net—In 2014, our voyage expenses amounted to $14.7 million, compared to $6.7 million in 2013. The increase in our voyage expenses are due to the increased number of voyage and short-term time charters and mainly reflects an increase of $6.6 million in the bunkers consumed during voyage charters, off-hire periods, vessel positioning and traveling to and from dry-docking, net of gains or losses from the sale of bunkers to charterers. It also reflects an increase of $1.3 million in port charges and other related expenses for our vessels that were employed on voyage charters during the year ended December 31, 2014 and 2013, and an increase of $0.2 million in extra war risks insurances.

•
Vessel operating expenses—Vessel operating expenses amounted to $22.7 million, or $4,325 per vessel per day, for the year ended December 31, 2014, compared to $20.8 million, or $4,401 per vessel per day, for the year ended December 31, 2013. The increase in our operating expenses reflects mainly the increase in the average number of vessels in our fleet for 2014, compared to 2013. The decrease in the daily vessel operating expenses is due to our increasing economies of scale as we increase our fleet size.

•
Dry-docking expenses—We incurred an aggregate of $2.2 million in dry-docking expenses for the year ended December 31, 2014, compared to $1.7 million for the year ended December 31, 2013. One Panamax and two Supramax vessels were dry-docked during 2013, while three of our Panamax vessels underwent dry-docking during 2014, resulting in higher dry-docking costs.

•
Management fees - related party—We incurred an aggregate of $6.3 million, or $1,196 per vessel per day in management fees for the year ended December 31, 2014, compared to an aggregate of $5.9 million, or $1,245 per vessel per day in management fees for the year ended December 31, 2013. The increase in management fees mainly reflects the increase in the average number of vessels in our fleet year over year and the corresponding increase in the number of calendar days of our fleet.

•
Depreciation—Depreciation of vessels for the year ended December 31, 2014 amounted to $18.4 million, compared to $17.0 million for the year ended December 31, 2013, reflecting the increased fleet size in 2014, compared to 2013.

•
General and administrative expenses—General and administrative expenses for 2014 were $8.7 million, compared to $10.8 million for 2013. The $2.1 million decrease in general and administrative expenses relates mainly to the incentive compensation of $2.0 million that was awarded for the completion of our debt restructuring in 2013, and a $0.3 million decrease in other general and administrative expenses, partially offset by a $0.2 million increase in share based compensation due to the higher amortization effect of the granted share awards.

•
Impairment loss—Impairment loss for the year ended December 31, 2014 of $15.7 million relates to the write down to fair value of the contract price of the 4,800 TEU containership newbuilding (refer to Note 5 to our consolidated financial statements included at the end of this annual report).

•
Gain from sale of assets—The gain of $0.4 million for the year ended December 31, 2014 relates to the gain on the sale of the 4,800 TEU containership newbuilding that was concluded on May 23, 2014. No vessels were sold in 2013.

•
Gain / loss from marketable securities, net—Loss from marketable securities, net, for the year ended December 31, 2014 of $25,529 relates to the sale of 21,346 shares of KLC at an average sale price of $23.52 per share that was concluded during 2014. Gain from marketable securities, net, for the year ended December 31, 2013 of $1.2 million includes a gain of $3.1 million relating to the initial measurement of the 58,483 additional shares of KLC that were issued to us on May 9, 2013, pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court in March 2013, partially offset by an aggregate loss of $1.9 recognized in the third and fourth quarters of 2013 relating to the change in fair value of the total 65,896 KLC shares, which was considered as other than temporary.

•
Other income / loss—Other loss for the year ended December 31, 2014 of $0.2 million relates mainly to a special contribution, which was paid in October 2014. According to the Greek Law 4301/2014, the charge is a voluntary contribution calculated based on the carrying capacity of our fleet, and is payable annually for four fiscal years, until 2017. Other income for the year ended December 31, 2013 of $0.6 million relates mainly to a cash compensation of $0.4 million received from KLC representing the present value of the total outstanding cash payments we were entitled to receive in connection with the amended KLC rehabilitation plan that was approved by the Seoul Central District Court in March 2013, and to claim recoveries of $0.2 million relating to a dispute regarding one of our vessels.

•
Interest and finance costs—Interest and finance costs for 2014 were $9.3 million, compared to $7.4 million for the previous year. The increase in the interest and finance costs was mainly due to the cancellation of the China Development Bank ("CDB") loan facility dated May 17, 2013, as well as the refinancing of the loan agreements with Bank of Scotland (dated December 4, 2007) and Nordea (dated May 5, 2011), and the resulting write off of the unamortized financing costs of $1.5 million relating to the respective facilities (refer to Notes 5 and 9 to our consolidated financial statements included at the end of this annual report). It is also due to the incurred interest expenses relating to our Senior Notes due 2021 that were issued in August 2014 and bear interest at a rate of 8.375% per year.

•
Loss on derivatives, net—Loss on derivatives, net, for the year ended December 31, 2014 of $0.4 million consists of an unrealized gain of $0.5 million, representing a gain to record the change in fair value of our interest rate swaps for 2014, and realized expenses of $0.9 million incurred from interest rate swap settlements paid during the year. Loss on derivatives, net, for the year ended December 31, 2013 of $0.1 million consists of an unrealized gain of $0.8 million, representing a gain to record the change in fair value of our interest rate swaps for 2013, and realized expenses of $0.9 million incurred from interest rate swap settlements paid during the year.

•
Interest income—Interest income for the year ended December 31, 2014 was $20,940, compared to $0.5 million in 2013, mainly reflecting the decrease in interest charged to Box Ships relating to the unsecured loan granted on May 27, 2011, which was fully repaid by Box Ships on October 18, 2013.

•
Equity in net income of affiliate—Equity in net income of affiliate for the year ended December 31, 2014 was $0.5 million, compared to $1.7 million for the previous year. The decrease in equity in net income of affiliate is mainly associated with the decrease in earnings available to common shareholders of Box Ships for 2014, as compared to 2013.

•
Loss on investment in affiliate—Loss on investment in affiliate of $8.8 million for the year ended December 31, 2014 consists of $0.2 million, relating to the dilution effect from the Company's non-participation in the public offering of 5,500,000 common shares of Box Ships, which was completed on April 15, 2014, as well as the aggregate impairment in investment in affiliate of $8.6 million, relating to the difference between the fair value and the book value of our investment in Box Ships as of March 31, 2014, June 30, 2014 and December 31, 2014, which was considered as other than temporary. Loss on investment in affiliate of $8.6 million for the year ended December 31, 2013 consists of $0.4 million, relating to the dilution effect from the Company's non-participation in the public offering of 4,000,000 common shares of Box Ships, which was completed on March 18, 2013, as well as an aggregate impairment loss of $8.2 million recorded in September 2013 and December 2013, relating to the difference between the fair value and the book value of our investment in Box Ships, which was considered as other than temporary.

•	Net loss—As a result of the above factors, net loss in 2014 was $51.8 million, compared to $17.0 million for 2013.
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

•
Vessel operating expenses—Vessel operating expenses amounted to $20.8 million, or $4,401 per vessel per day, for the year ended December 31, 2013, compared to $18.8 million, or $4,588 per vessel per day, for the year ended December 31, 2012. The increase in our operating expenses reflects mainly the increase in the average number of vessels in our fleet for 2013, compared to 2012. The decrease in the daily vessel operating expenses is due to our increasing economies of scale as we increase our fleet size.

•
Management fees - related party—We incurred an aggregate of $5.9 million, or $1,245 per vessel per day in management fees for the year ended December 31, 2013, compared to an aggregate of $4.1 million, or $999 per vessel per day in management fees for the year ended December 31, 2012. The increase in daily management fees reflects primarily the share based compensation of $1.1 million that was recorded in 2013, relating to awards of shares to Loretto pursuant to our agreement with Loretto and Allseas, dated November 10, 2009, as discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Agreement with Loretto." There were no such awards for the year ended December 31, 2012. It also reflects the increase in the average number of vessels in our fleet for 2013, compared to 2012, and the corresponding increase in the number of calendar days of our fleet.

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

•
Loss from contract cancellation—Following the cancellation of one of our two containership newbuilding contracts as discussed in Note 5 to our consolidated financial statements included at the end of this annual report, we recorded a loss from contract cancellation of $0.6 million relating to capitalized expenses for the respective vessel recorded since 2010.

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

•
Interest and finance costs—Interest and finance costs for 2013 were $7.4 million, compared to $6.7 million for the previous year. The increase in the interest and finance costs was mainly due to the cancellation of one of our two 4,800 TEU containership newbuilding contracts as discussed in Note 5 to our consolidated financial statements included at the end of this annual report, and the resulting write off of the unamortized financing costs relating to the respective vessel, partially offset by the decrease in the average outstanding indebtedness.

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

•
Interest income—Interest income for the year ended December 31, 2013 was $0.5 million, compared to $0.7 million in 2012, mainly reflecting the $0.2 million decrease in interest charged to Box Ships relating to the unsecured loan granted on May 27, 2011, which was fully repaid by Box Ships on October 18, 2013.

•
Equity in net income of affiliate—Equity in net income of affiliate for the year ended December 31, 2013 was $1.7 million, compared to $2.0 million for the previous year. The decrease in equity in net income of affiliate is mainly associated with the decrease in earnings available to common shareholders of Box Ships for 2013 as compared to 2012.

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
Our principal sources of funds are our operating cash flows, borrowings under our 8.375% Senior Notes due 2021 and loan and credit facilities, as well as equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, maintenance costs to ensure the quality of our vessels, compliance with international shipping standards and environmental laws and regulations, the funding of working capital requirements, principal repayments on loan facilities, and, with the discretion of our Board of Directors and subject to the consent of our lenders, the payment of dividends to our shareholders. Beginning with the first quarter of 2011, our Board of Directors suspended the payment of our quarterly dividend in light of the continued decline of charter rates and the related decline in asset values in the drybulk market. This suspension allows us to retain cash and increase our liquidity. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, restrictions under our loan and credit facilities and other external factors limit our ability to pay dividends. See "Item 8. Financial Information—Dividend Policy."
On February 18, 2014, we completed a public offering of 6,785,000 of our common shares at $6.25 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 885,000 additional common shares. The net proceeds from the offering amounted to $39.7 million net of underwriting discounts and commissions and other offering expenses payable by us.
On August 8, 2014, we completed the public offering of 1,000,000 of our 8.375% Senior Notes due 2021 pursuant to an effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The net proceeds from the offering amounted to approximately $23.9 million, net of underwriting discounts and commissions of $812,500, and offering expenses payable by the Company of $330,917. The Notes trade on NASDAQ under the symbol "PRGNL".
As of December 31, 2013, our newbuilding program consisted of one Handysize drybulk carrier (Hull no. 625), two Ultramax drybulk carriers (Hull numbers DY152 and DY153) and one 4,800 TEU containership with expected deliveries in 2014, as well as two Ultramax drybulk carriers (Hull numbers DY4050 and DY4052) with expected deliveries in 2015.
On January 7, 2014, we took delivery of our fourth Handysize drybulk vessel, the M/V Proud Seas. In January 2014, an amount of $21.6 million was paid to the shipyard representing the final installment of the respective vessel, which was financed from the syndicated secured loan facility led by Nordea dated May 5, 2011, as described in the discussion under the heading "Long-Term Debt" below.
In March 2014, we entered into contracts with Yangzijiang for the construction of three Kamsarmax newbuilding drybulk carriers. The Kamsarmax newbuildings have a carrying capacity of 81,800 dwt each, with scheduled delivery between the second and fourth quarter of 2015. The acquisition cost of these three newbuildings is $30.6 million per vessel. In March 2014, we paid an amount of $9.2 million per vessel, and the balance of the contract price, or $21.4 million per vessel, will be payable upon the delivery of each vessel.
On April 25, 2014, we entered into a memorandum of agreement for the sale of our remaining 4,800 TEU containership newbuilding to an unrelated third party for $42.5 million, less 3% commission. In May 2014, we also agreed with the shipyard to reduce the contract price of the respective vessel by $0.8 million. The sale of the vessel and its transfer to the new owners was concluded on May 23, 2014. The net proceeds from the sale of the vessel amounted to $10.0 million and represent the difference between the net sale price of the vessel and the outstanding contractual obligation due to the shipyard upon delivery that was resumed by the vessel's new owners.

In October 2014, we took delivery of two Ultramax vessels, the M/V Gentle Seas and the M/V Peaceful Seas. In October 2014, an aggregate amount of $35.7 million was paid to the shipyard representing the final installment of the two vessels, which was mainly financed from the loan facility with HSH dated April 4, 2014, following a total drawdown of $34.4 million.
As of the date of this annual report, our newbuilding program consisted two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015, with a total contractual cost of $148.2 million, of which an aggregate of $101.7 million was outstanding and expected to be due during 2015. We intend to finance the remaining construction costs of these vessels with cash on hand, operating cash flows, borrowings under our secured loan facilities with Nordea dated May 6, 2014, as described in the discussion under the heading "Long-Term Debt" below, and additional bank debt that we intend to arrange or proceeds from future equity and debt offerings.
If the current low charter rate environment persists or worsens, our forecasted operating cash flows, together with our existing cash and cash equivalents, may not be sufficient to meet our liquidity needs for the next 12 months. If this event occurs, we expect to finance all of our working capital requirements with additional bank debt and future equity or debt offerings, and we may also proceed with the sale of existing vessels, which is in line with our fleet renewal strategy.
As of December 31, 2014, we had approximately $230.8 million of outstanding indebtedness, as compared to $180.1 million of outstanding indebtedness as of December 31, 2013. As of December 31, 2014, the minimum principal payments for the outstanding debt required to be made in 2015, without taking into consideration the subsequent agreements with Commerzbank AG ("Commerzbank"), Unicredit and Bank of Ireland discussed under the heading "Long-Term Debt" below and in Note 9 to our consolidated financial statements included at the end of this annual report, amounted to $20.7 million. Restricted cash was $10.0 million and $13.9 million as of December 31, 2013 and 2014, respectively. We have an aggregate borrowing capacity of up to $78.0 million with respect to the undrawn portion of the syndicated loan facility led by Nordea dated May 6, 2014, for the partial financing of our outstanding newbuilding program. For more information regarding our loan and credit facilities please refer to the discussion under the heading "Long-Term Debt" below.
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
We regularly monitor our currency exposure and, from time to time, may enter into currency derivative contracts to hedge this exposure if we believe fluctuations in exchange rates would have a negative impact on our liquidity. As of December 31, 2014, we had no currency derivative contracts.

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through the swap agreements as stated in "Item 11. Quantitative and Qualitative Disclosures about Market Risk." For information relating to our swap agreements, please see Note 10 to our consolidated financial statements included at the end of this annual report.
Cash Flows

Cash and cash equivalents as of December 31, 2014 amounted to $7.0 million, compared to $31.3 million as of December 31, 2013. We define working capital as current assets minus current liabilities. We had a working capital deficit of $1.8 million as of December 31, 2014, compared to working capital surplus of $20.6 million as of December 31, 2013. The decrease in our working capital is mainly due to a decrease in cash and cash equivalents of $24.3 million, a decrease in marketable securities of $0.7 million, an increase in the current portion of long-term debt of $3.5 million and an aggregate decrease of $0.5 million in the remaining current assets and current liabilities, partially offset by an increase in the current portion of restricted cash by $6.6. The overall cash position in the future may be negatively impacted by a decline in drybulk market rates if the current economic environment persists or worsens.

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

Operating Activities

Net cash used in operating activities was $6.2 million during 2014, compared to net cash from operating activities of $4.6 million during 2013. This decrease is mainly due to a lower charter revenue net of commissions by $1.5 million, an increase in expenses, including voyage expenses, vessel operating expenses, dry-docking expenses, management fees – related party and general and administrative expenses, that in the aggregate amounted to $8.8 million, a decrease in gain from vessel early redelivery of $2.3 million, an increase in cash paid for interest and finance costs of $0.7 million, a decrease in interest income of $0.5 million, a decrease in dividends received from Box Ships, excluding the return of investment in Box Ships, which is classified as cash flow from investing activities, of $1.6 million, partially offset by an increase in cash flows from changes in trade receivables, net, and other assets and liabilities that in the aggregate amounted to $5.1 million.

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

Investing Activities

Net cash used in investing activities was $104.5 million for the year ended December 31, 2014. This mainly reflects the cash outflows of $100.7 million relating to the deliveries of the M/V Proud Seas, the M/V Gentle Seas and the M/V Peaceful Seas, the first installments for the Kamsarmax newbuilding drybulk carriers with Hull numbers YZJ1144, YZJ1145 and YZJ1142, and the outstanding contractual cost of the 4,800 TEU containership newbuilding that was offset by the net proceeds from the sale of the respective vessel to an unrelated third party in May 2014. It also reflects an increase in our restricted cash of $3.9 million, and the acquisition of other fixed assets of $0.5 million, partially offset by the proceeds from the sale of KLC share of $0.5 million. Net cash used in investing activities was $6.4 million for the year ended December 31, 2013. This mainly reflects the cash outflows of $20.3 million relating to the delivery of our Handysize newbuilding vessel, the M/V Priceless Seas, the initial deposits for the acquisition of two of our Ultramax newbuilding drybulk carriers and other costs incurred for the remaining of vessels under construction, and the acquisition of other fixed assets of $0.2 million, offset by a repayment from an affiliate of $14.0 million in relation to our loan agreement with Box Ships that was repaid in full on October 18, 2013, and a return of our investment in Box Ships of $0.1 million.

Financing Activities

Net cash from financing activities was $86.5 million for the year ended December 31, 2014, which mainly reflects the proceeds from long-term debt of $179.1 million and the net proceeds of $39.7 million from the public offering of 6,785,000 Class A common shares completed in February 2014, offset by the long-term debt repayments of $128.5 million, the cash outflows of $0.2 million relating to the purchase of treasury stock pursuant to the share buyback program that was authorized by our Board of Directors in May 2014, and the payment of financing costs of $3.8 million. Net cash from financing activities was $15.5 million for the year ended December 31, 2013, which mainly reflects the net proceeds from the issuance of common shares of $31.8 million, offset by the long-term debt repayments of $15.4 million and the payment of financing costs of $0.9 million.
Long-Term Debt
Loan and Credit Facilities
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. As of December 31, 2014, we had six outstanding bank debt facilities with a combined outstanding balance of $205.8 million. These credit facilities have maturity dates between 2016 and 2021 and are repayable in quarterly principal installments and balloon payments due on maturity and bear interest based on floating rate LIBOR plus an applicable margin which ranges between 2.50% and 3.25%, excluding a 4.50% and a 5.00% margin applicable to any deferred amounts under two of our loan and credit facilities. The obligations under our debt facilities are secured by, among other things, first priority mortgages over the vessels financed by the relevant facility and first priority assignments of all insurances and earnings of the mortgaged vessels. As of December 31, 2014, the minimum principal payments for the outstanding debt required to be made in 2015, without taking into consideration the subsequent agreements with Commerzbank, Unicredit and Bank of Ireland discussed below and in Note 9 to our consolidated financial statements included at the end of this annual report, amounted to $20.7 million.
Our loan and credit facilities, as amended or refinanced, which are secured by mortgages on our vessels, contain financial and security covenants requiring us, among other things, to:
•	maintain a minimum debt service coverage ratio;
•	maintain a minimum market adjusted net worth;
•	maintain a maximum leverage ratio;
•	maintain a minimum interest coverage ratio;
•	maintain a minimum equity ratio;
•	maintain minimum working capital;
•	maintain minimum cash equivalents per vessel in our fleet and minimum liquidity; and
•	maintain minimum security cover ratios of the aggregate market value of the vessels securing the applicable loan to the principal amount outstanding under such loan.
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
On January 7, 2014, we took delivery of our fourth Handysize drybulk vessel, the M/V Proud Seas. Upon the delivery of the vessel, we drew the total amount of the then undrawn portion of the syndicated secured loan facility led by Nordea (dated May 5, 2011) of $25.4 million, by mortgaging both the M/V Priceless Seas and the M/V Proud Seas.
In line with our intention to sell the 4,800 TEU containership newbuilding, in the first quarter of 2014 we mutually agreed with CDB to cancel the corresponding credit facility for the vessel.
On April 4, 2014, we completed the documentation for a new loan agreement with HSH for a $47.0 million secured loan facility for the refinancing of the M/V Friendly Seas and the partial financing of our first two Ultramax newbuilding drybulk carriers, the Hull numbers DY152 and DY153. For M/V Friendly Seas, HSH agreed to finance the lower of $12.6 million or 60% of the vessel's market value upon the respective drawdown date. For each of our two Ultramax vessels, HSH agreed to finance the lower of $17.2 million or 65% of the vessels' market value upon their delivery. On July 7, 2014, we completed the refinancing of the M/V Friendly Seas. We drew a total amount of $12.6 million and repaid in full the then outstanding indebtedness under the existing loan agreement with HSH (dated July 31, 2008). In addition, in October 2014, we took delivery of our first two Ultramax drybulk carriers; the M/V Gentle Seas and the M/V Peaceful Seas (Hull numbers DY152 and DY153). An aggregate amount of $35.7 million was paid to the shipyard representing the final installment of the two vessels, which was mainly financed from the loan facility with HSH, following a total drawdown of $34.4 million.
On April 8, 2014, we signed a supplemental agreement with HSBC Bank Plc ("HSBC") and agreed to amend the definitions of certain financial covenants, to prepay an amount of $0.8 million that was prepaid on April 10, 2014, and to reduce the outstanding scheduled quarterly installments from $400,000 to $380,000, commencing from the second quarter of 2014. In addition, on August 1, 2014, we agreed with HSBC to extend the existing waivers for the financial covenants relating to the minimum interest and debt service coverage ratios, from June 30, 2014 to December 31, 2015.
On May 6, 2014, we completed the documentation for a senior secured loan facility with a syndicate of major European banks led by Nordea in an amount of $160.0 million. This facility would be used for the refinancing of six vessels of our operating fleet (the four Handysize vessels M/V Prosperous Seas, M/V Precious Seas, M/V Priceless Seas and the M/V Proud Seas, and the Panamax vessels M/V Coral Seas and M/V Golden Seas), along with the financing of up to 60% of the market value of the remaining two Ultramax newbuilding drybulk carriers, the Hull numbers DY4050 and DY4052, and two of our Kamsarmax newbuilding drybulk carriers, the Hull numbers YZJ1144 and YZJ1145, that are expected to be delivered between the second and third quarter of 2015. On June 10, 2014, we completed the refinancing of the six vessels of our operating fleet discussed above. We drew a total amount of $81.8 million and repaid in full the then outstanding indebtedness under our existing loan agreements with Bank of Scotland (dated December 4, 2007) and Nordea (dated May 5, 2011).
On July 25, 2014, we agreed with Bank of Ireland to eliminate the financial covenant relating to the minimum debt service coverage ratio until the maturity of the loan. In addition, on September 30, 2014, we proceeded with a prepayment of $4.0 million with respect to our loan agreement with Bank of Ireland in return for a reduction in the next eight quarterly installments and an increase in the balloon at maturity.

On July 30, 2014, we agreed with Unicredit, subject to certain closing conditions including a $7.0 million prepayment, to eliminate the financial covenants relating to the minimum debt service coverage ratio, the minimum market value adjusted net worth and the maximum leverage ratio until the maturity of the loan. In addition, we also agreed to increase the required ratio of the fair market value of mortgaged vessels to outstanding loan from 110% to 130% at all times. We prepaid the amount of $7.0 million on September 30, 2014.
On March 27, 2015, we entered into a loan supplemental agreement and agreed to amended terms with Unicredit, including the deferral of one and a portion of five of the scheduled quarterly installments due in the second quarter of 2015 through the third quarter of 2016, and the waiver of the minimum liquid assets requirement and the security ratio covenant until the maturity of the loan.
On March 27, 2015, we also agreed with Bank of Ireland to waive 50% of the scheduled quarterly installment that was due in the first quarter of 2015, until April 30, 2015.
On April 1, 2015, we agreed with Commerzbank to amend certain terms of the facility subject to final documentation and other conditions, including the deferral of a portion of the four scheduled quarterly installments due in 2015, and the waiver of the application of the financial and security cover ratio covenants contained in the facility, effective from December 31, 2014 until December 31, 2015. We also agreed to a $3.0 million partial prepayment, a portion of which was prepaid in the first quarter of 2015, while the balance is payable upon signing the final documentation.
As of December 31, 2014, we had $205.8 million of outstanding indebtedness to banks and we were in compliance with all of the covenants contained in our loan and credit facilities, with the exception of the security cover ratio covenant contained in our loan with Commerzbank, for which we subsequently obtained a waiver until December 31, 2015, as discussed above.
Given the current drybulk charter rates, it is probable that we will not be in compliance with the minimum working capital requirement and the minimum liquidity requirement contained in certain of our loan and credit facilities on the applicable measurement dates in 2015. As a result of the cross default provisions included in our debt agreements, actual breaches under our debt agreements could result in defaults under all of our debt and the acceleration of such debt by our lenders. Furthermore, based on our cash flow projections for 2015, cash on hand and cash provided by operating activities will not be sufficient to cover scheduled debt repayments due in 2015. We are currently in negotiations with such lenders to obtain waivers for the affected covenants. We are also exploring several alternatives aiming to manage our working capital requirements and other commitments if current drybulk charter rates remain at today's low levels including negotiations for the restructuring of our loans. Although there can be no assurance that a successful resolution will be reached with our lenders, we believe that the negotiations will be successful. Failure to obtain such waivers may result in our inability to maintain compliance with the affected covenants on the applicable measurement dates in 2015. If this event occurs, we may experience a material adverse effect on our business, financial condition, results of operations and cash flows, and as a result of which, we have presented all our borrowings as current. Our loan and credit facilities, as amended or refinanced, also contain other restrictions and customary events of default with respect to us and our applicable subsidiaries, such as a change of control, a cross-default with respect to financial indebtedness or a material adverse change in the financial position or prospects of the borrowers or us.
In addition, under the terms of our loan and credit facilities, our ability to pay dividends and make other payments or distributions to shareholders is subject to several restrictions as discussed in "Item 8. Financial Information—Dividend Policy."
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

For more information regarding our loan and credit facilities as of December 31, 2014, please see Note 9 to our consolidated financial statements included at the end of this annual report.

8.375% Senior Notes due 2021

On August 8, 2014, we completed the public offering of 1,000,000 of our 8.375% Senior Notes due 2021 pursuant to an effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The net proceeds from the offering amounted to $23.9 million, net of underwriting discounts and commissions of $0.8 million, and offering expenses payable by the Company of $0.3 million. The Notes trade on NASDAQ under the symbol "PRGNL".

The indenture governing the Notes contains certain restrictive covenants, including limitations on asset sales and:
(a) Limitation on Borrowings. Net borrowings not to exceed 70% of our total assets.
(b) Limitation on Minimum Net Worth. Net worth to always exceed one hundred million dollars ($100,000,000).
As of December 31, 2014, we were in compliance with all of the covenants contained in our Notes.
In addition, if a Change of Control (as defined in the indenture governing Notes) occurs, we must repurchase the Notes at a purchase price of 101% of the principal amount of the Notes plus accrued and unpaid interest to, but excluding the date of repurchase. If a Limited Permitted Asset Sale (as defined in the indenture governing the Notes) occurs, we must offer to purchase a principal amount of the Notes equal to the Excess Proceeds (as defined in the indenture governing the Notes) of such Limited Permitted Asset Sale at a redemption price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of repurchase.
In addition, if an event of default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an event of default under the Notes has occurred and is continuing, or we are not in compliance with the covenant described under "Limitation on Borrowings" or "Limitation on Minimum Net Worth" or any payment of dividends or any form of distribution or return of capital would result in the Company not being in compliance with the covenant described under "(a) Limitation on Borrowings" or "(b) Limitation on Minimum Net Worth" above, then none of the Company or any of its subsidiaries will be permitted to declare or pay any dividends or return any capital to our equity holders (other than the Company or a wholly-owned subsidiary of the Company) or authorize or make any other distribution, payment or delivery of property or cash to our equity holders (other than the Company or a wholly-owned subsidiary of the Company), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of our equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by persons other than the Company or any wholly-owned subsidiary, or repay any subordinated loans to equity holders (other than the Company or a wholly-owned subsidiary of the Company) or set aside any funds for any of the foregoing purposes.
For more information on our Notes, please see the section entitled "Description of Notes" in our final prospectus supplement filed with the SEC on Form 424B5 on August 7, 2014.

Financial Instruments
We have entered into interest rate swap agreements in order to hedge our variable interest rate exposure under our loan agreements discussed above. For more information on our interest rate swap agreements, refer to Note 10 to our consolidated financial statements included at the end of this annual report.
From time to time we may enter into foreign derivative instruments if we have a capital commitment in foreign currency. As of December 31, 2014, we had no currency derivative contracts.
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
E.            Off-balance Sheet Arrangements
We do not have any off-balance sheet arrangements.

F.            Contractual Obligations
The following table sets forth our contractual obligations and their maturity dates as of December 31, 2014:
Contractual Obligations (amounts in thousands of U.S Dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Debt Agreements (1)	$230,779	$20,714	$80,544	$23,285	$106,236
Interest Payments (1), (2)	41,013	9,420	14,923	10,734	5,936
Shipbuilding Contracts	101,701	101,701	-	-	-
Management Agreements (3)	24,687	5,818	9,435	9,421	13
Executive Services (4)	3,521	3,521	-	-	-
Accounting Services (5)	-	-	-	-	-
Rental Agreements (6)	122	44	78	-	-
Total	$401,823	$141,218	$104,980	$43,440	$112,185
(1)	The minimum annual principal payments for our Debt Agreements and the relating Interest Payments required to be made after December 31, 2014, do not take into consideration the subsequent agreements with Commerzbank, Unicredit and Bank of Ireland discussed under the heading "Long-Term Debt" above and in Note 9 to our consolidated financial statements included at the end of this annual report.
(2)	Interest Payments refer to our expected interest payments of our debt agreements by taking into account our interest rate swaps currently in effect and based on an assumed LIBOR rate of 0.2551% being the 3 month LIBOR rate as of December 31, 2014.
(3)	The amounts indicated in the above table are the minimum contractual obligations based on a daily management fee of €664.46 (or $806.65 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.2140 as of December 31, 2014) per vessel, and includes the 1.25% charter hire commission for the vessels in our fleet under their time charters as of December 31, 2014, that will be paid to Seacommercial, based on the estimated redelivery dates assuming no off-hire days. Third party commissions on revenues are not included in the table above. In addition, the amounts also include minimum contractual obligations based on the management agreements with Allseas relating to the supervision of each of the contracted newbuildings pursuant to which we will pay: (1) a flat fee of $375,000 for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until we accept delivery of the respective vessel, and (2) a daily fee of €115.00 (or $139.61 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.2140 as of December 31, 2014) per vessel, commencing from the date of the vessel's shipbuilding contract until we accept delivery of the respective vessel. The daily management fee of $806.65 and the daily newbuilding supervision fee of $139.61 do not incorporate any inflationary increases in the rates or changes which may be agreed in the future.
(4)	The amounts indicated in the above table are the minimum executive services fee of €2.9 million (or $3.5 million based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.2140 as of December 31, 2014) per annum, and do not include any incentive compensation which our Board of Directors, at their discretion, may agree to pay.
(5)	The above table does not take into consideration the renewal of the accounting services agreement for one year effective January 1, 2015, that was signed in February 2015. Accounting Services relate to the financial and accounting services fee of €250,000 (or $303,500 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.2140 as of December 31, 2014) per annum, and the financial reporting fee of $30,000 per vessel per annum, in connection with the provision of services under the accounting services agreement.
(6)	We lease office space in Athens, Greece. The term of the lease will expire on September 30, 2017 and the monthly rental for the first year is €3,000.00 (or $3,642.00 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.2140 as of December 31, 2014) plus 3.6% tax, which will be adjusted thereafter annually for inflation increases. For the future minimum rent commitments, we excluded inflation increases as the impact on future results of operations will not be material.
G.            Safe Harbor
See the section entitled "Forward Looking Statements" at the beginning of this annual report.

Item 6.                          Directors, Senior Management and Employees
A.            Directors and Senior Management
Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. Mr. Robert Perri resigned as our Chief Financial Officer effective March 24, 2015 and the Board of Directors appointed Mr. Michael Bodouroglou, our Chairman, President and Chief Executive Officer, to act as Interim Chief Financial Officer. The business address for each director and executive officer is c/o Paragon Shipping Inc., 15 Karamanli Ave, GR 166 73, Voula, Greece.
Name	Age	Position
Michael Bodouroglou	60	Chairman, President, Chief Executive Officer, Interim Chief Financial Officer and Class C Director
George Skrimizeas	49	Chief Operating Officer
Nigel D. Cleave	56	Class B Director
Dimitrios Sigalas	70	Class A Director
Bruce Ogilvy	72	Class B Director
George Xiradakis	50	Class A Director
Biographical information with respect to each of our directors and executive officers is set forth below.
Michael Bodouroglou, our founder and Chief Executive Officer, has been involved in the shipping industry in various capacities for more than 35 years. He has served as our Chairman, President, Chief Executive Officer and director since our formation in April 2006. Mr. Bodouroglou has been appointed to act as our Interim Chief Financial Officer since March 2015. Mr. Bodouroglou also serves as the Chairman, President and Chief Executive Officer of Box Ships Inc., an affiliated company. Mr. Bodouroglou has owned and operated tanker and drybulk vessels since 1993. He is the founder of Allseas, which serves as the technical and commercial managing company to our fleet. Prior to 1993, Mr. Bodouroglou was employed as a technical superintendent supervising both tanker and drybulk vessels for various shipping companies. In 1977, Mr. Bodouroglou graduated with honors from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering and in 1978 he was awarded a Master of Science in Naval Architecture. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council, the DNV GL Greek Committee and the Lloyd's Register Hellenic Advisory Committee. He is also a member of China Classification Society Mediterranean Committee (CCS), the RINA Hellenic Advisory Committee (Registro Italiano Navale) and the Greek Committee of Nippon Kaiji Kyokai (ClassNK). He is also member of the Board of the Swedish P&I Club and the Union of Greek Shipowners. Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus, the President of the Hellenic-Australian Business Council (HABC) and an Honorary Fellow of the Institute of Chartered Shipbrokers.
George Skrimizeas has been our Chief Operating Officer since November 2006. Mr. Skrimizeas has been general manager of Allseas since May 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as accounts manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Master of Science in Finance from the University of Leicester, in the United Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics, the Hellenic Management Association and the Hellenic Association of Chief Executive Officers.

Nigel D. Cleave has served as a non-executive director of the Company since November 2006. In January 2011, Mr. Cleave was appointed to his current position of chief executive officer of Videotel, the leading provider of e-learning maritime blended training systems. Prior to this, Mr. Cleave held the position of chief executive officer of Elias Marine Consultants Limited, providing a broad range of professional services. In 2006, Mr. Cleave was appointed chief executive officer of PB Maritime Services Limited, a ship management and marine services company, having previously served as group managing director of Dobson Fleet Management Limited from 1993 to 2006, a ship management company based in Cyprus. From 1991 to 1993, Mr. Cleave held the position of deputy general manager at Cyprus based ship management company Hanseatic Shipping Co. Ltd. and from 1988 to 1991, held various fleet operation roles based in London. From 1975 to 1986, Mr. Cleave held various positions at The Cunard Steamship Company plc, including serving in the ranks of navigating cadet officer to second officer, as well as financial and planning assistant, assistant to the group company secretary and assistant operations manager. Mr. Cleave graduated from the Riversdale College of Technology in the United Kingdom with an O.N.C. in Nautical Science and today is a Fellow of the Chartered Institute of Shipbrokers and the Chairman of the Cayman Islands Shipowners' Advisory Council.
Bruce Ogilvy has served as a non-executive director of the Company since July 2007. From 2003 to 2005 Mr. Ogilvy served as a consultant to Stelmar Tankers (Management) Ltd. and from 1992 to 2002, he was managing director of Stelmar Tankers (U.K.) Ltd., a subsidiary of Stelmar Tankers (Management) Ltd., through which the group's commercial business, including chartering and sale and purchase activities, were carried out. In 1992, Mr. Ogilvy joined Stelios Haj-Ioannou to form Stelmar Tankers (Management) Ltd., and served on its Board of Directors from its inception to 2003. During his ten years with Stelmar Tankers (Management) Ltd., Stelmar Shipping Ltd. completed an initial public offering on the New York Stock Exchange in 2001 and a secondary listing in 2002. Prior to his association with Stelmar Tankers (Management) Ltd., Mr. Ogilvy served in various capacities, including chartering and sale and purchase activities with Shell International. Mr. Ogilvy graduated from Liverpool University, in the United Kingdom, in 1963 with a degree as Ship Master. Mr. Ogilvy served on the Council of Intertanko, an industry body that represents the interests of Independent tanker owners, since 1994 and on its Executive Board from 2003 until 2005. Mr. Ogilvy has been an active member of the Institute of Chartered Shipbrokers for over 30 years and has served as the Chairman of the Trust Fund of the Institute of Chartered Shipbrokers since September 2010, the Vice President of the Institute of Chartered Shipbrokers from October 2012 until November 2014 and since November 2014 the President of the Institute of Chartered Shipbrokers.
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
George Xiradakis has served as a non-executive director of the Company since July 2008. In his banking career (1991-1998) he served as Vice President of Credit Lyonnais Shipping Group and Head of European Shipping finance activities and as Head of Greek, Indian and Middle East Shipping. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry. Mr. Xiradakis also provides financial advice to international shipping banks, shipping companies, as well as international and state organizations. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Metropolitan University, formerly known as City of London Polytechnic, and a Master of Science in Maritime Studies from the University of Wales College of Cardiff. Mr. Xiradakis is a member of the Board of Directors of DryShips Inc. (NASDAQ: DRYS) and from 2008 to 2009, Mr. Xiradakis was a member of the Board of Directors of Aries Maritime Transport, which has since changed its name to NewLead Holdings Ltd (NASDAQ: NEWL). Mr. Xiradakis is the President of the International Propeller Club of the United States – International Port of Piraeus Board, General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping, Board member of the Greek-China Friendship Association, and also a member of the Mediterranean Committee of China Classification Society, HELMEPA, the Marine Club of Piraeus, and the Sino-Greek Chamber of Commerce. In the past, Mr. Xiradakis also served as the Chairman and President of the National Center of Port Development in Greece and as the Chairman and President of Hellenic Public Real Estate Corporation.

B.          Compensation
Each of our non-employee directors receives annual compensation in the aggregate amount of €45,000 per annum (or $54,630 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.2140 as of December 31, 2014), plus reimbursements for actual expenses incurred while acting in their capacity as a director. During 2014, we granted non-vested share awards to entities affiliated with our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer and to other directors and officers as described below under the section entitled "—Equity Incentive Plan." We do not have a retirement plan for our officers or directors. In addition, each of our non-employee directors is also entitled to incentive compensation, at the discretion of our Board of Directors. During 2014, an aggregate amount of $0.4 million was charged relating to the remuneration of our non-employee directors, including incentive compensation.
Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Under the amended agreement, after January 1, 2013, Allseas was entitled to an executive services fee of €2.7 million (or $3.3 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.2140 as of December 31, 2014) per annum, payable in equal monthly installments, plus incentive compensation. Effective January 1, 2014, the executive services fee was adjusted to €2.9 million (or $3.5 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.2140 as of December 31, 2014). The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Executive Services Agreement."
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
C.          Board Practices
Our Board of Directors consists of the five directors named above. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class B directors, Messrs. Cleave and Ogilvy, expired at our 2014 annual general meeting of shareholders. At the 2014 annual general meeting, Messers. Cleave and Ogilvy were reelected as Class B Directors whose terms expire at our 2017 annual general meeting of shareholders. The term of our Class A directors, Messrs. Sigalas and Xiradakis, expires at our 2016 annual general meeting of shareholders. The term of our Class C director, Mr. Bodouroglou, expires at our 2015 annual general meeting of shareholders.
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
We have also established a nominating and corporate governance committee comprised of three independent directors, which is responsible for recommending to the Board of Directors nominees for directors for appointment to board committees and advising the Board of Directors with regard to corporate governance practices. The members of the nominating and corporate governance committee are Messrs. Cleave, Sigalas and Xiradakis.
We do not maintain any service contracts between us and any of our directors providing for benefits upon termination of their employment or service.
D.            Crewing and Shore Employees
As of December 31, 2013 and 2014, we had two shoreside salaried employees. Allseas provides the services of our executive officers, who report directly to our Board of Directors, pursuant to an executive services agreement entered into between the Company and Allseas. As of December 31, 2013 and 2014, we had three shoreside executive officers, Mr. Bodouroglou, our Chairman, President and Chief Executive Officer, Mr. Robert Perri, our former Chief Financial Officer, and Mr. George Skrimizeas, our Chief Operating Officer. In addition, Mrs. Aikaterini Stoupa serves as our Corporate Secretary.
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
Each of our vessel-owning subsidiaries has entered into manning agreements with Crewcare, pursuant to which Crewcare provides manning services and crew for each of our vessels. As of December 31, 2013 and 2014, 252 and 345 people were employed mainly by Crewcare to crew the vessels in our fleet, respectively. We have not experienced any material work stoppages due to labor disagreements since we commenced operations in April 2006.
E.	Share Ownership
With respect to the total amount of common shares owned by all of our executive officers and directors, individually and as a group, see "Item 7. Major Stockholders and Related Party Transactions—A. Major Shareholders."

Equity Incentive Plan

On October 11, 2006, we adopted an equity incentive plan, as amended and restated, under which our and our affiliates' officers, key employees, directors and consultants are eligible to receive equity awards. On October 15, 2012, we further amended and restated our amended and restated equity incentive plan to, among other things, increase the number of common shares reserved for issuance under the plan by 4,466,733 common shares to 9,966,733 common shares, which, after the 10-for-1 reverse stock split discussed above, was adjusted to 996,673 common shares, subject to further adjustment in the event of any future distribution, recapitalization, split, merger, consolidation or the like. On March 26, 2014, our Board of Directors approved to cancel the remaining common shares reserved for issuance under the equity incentive plan.

In addition, on March 26, 2014, we adopted a new equity incentive plan, under which our and our affiliates' officers, key employees, directors and consultants are eligible to receive equity awards. A total of 2,000,000 common shares are reserved for issuance under the plan. Our Board of Directors administers the plan. Under the terms of the plan, our Board of Directors is able to grant new options exercisable at a price per common share to be determined by our Board of Directors but in no event less than fair market value of the common share as of the date of grant. All options will expire ten years from the date of the grant. The plan also permits our Board of Directors to award restricted stock, restricted stock units, stock appreciation rights and unrestricted stock. The plan will expire on the tenth anniversary of the date the plan was adopted by our Board of Directors. As of the date of this annual report, we had 1,680,000 common shares remaining for issuance under the plan.
Options
There were no unvested options to purchase common shares as of December 31, 2014. As of December 31, 2014, there were outstanding and exercisable 2,800 options to purchase common shares, with an exercise price of $120.00, which vested in 2010.
Non-vested Share Awards
All the non-vested share awards granted by us are conditioned upon the holder's continued service as an employee of the Company or our Managers or a director of the Company, as applicable, through the applicable vesting date.
Details of our non-vested share awards granted subsequent to January 1, 2014 are noted below:
On January 31, 2014, we granted an aggregate of 32,000 non-vested share awards to employees of Allseas, with a grant date fair value of $6.67 per share, which will vest ratably over a two-year period commencing on December 31, 2014.
On December 10, 2014, we granted 200,000 non-vested common shares to Innovation Holdings, a company wholly owned and controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, with a grant date fair value of $2.44 per share, which vest ratably over a two-year period commencing on December 31, 2015.
In addition, on December 10, 2014, we granted an aggregate of 20,000 non-vested common shares to our non-executive directors and employees of Allseas, with a grant date fair value of $2.44 per share, which vest ratably over a two-year period commencing on December 31, 2015.
On February 26, 2015, we granted an aggregate of 70,000 non-vested share awards to employees of Allseas, with a grant date fair value of $1.865 per share, which will vest ratably over a two-year period commencing on December 31, 2015.
On March 17, 2015, we granted an aggregate of 30,000 non-vested share awards to executive officers of Allseas, with a grant date fair value of $1.310 per share, which will vest ratably over a two-year period commencing on December 31, 2015.
For more information on our non-vested share awards, refer to Note 13 to our consolidated financial statements included at the end of this annual report.

Item 7.     Major Shareholders and Related Party Transactions
A.	Major Shareholders
The following table sets forth the beneficial ownership of our common shares as of April 15, 2015, held by (i) the owners of more than five percent of outstanding common shares that we are aware of and (ii) the total number of common shares owned by our executive officers and directors.
Beneficial ownership is determined in accordance with the Commission's rules. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.
Name and Address of Beneficial Owner(1)	Number of Shares Owned	Percent of Class(2)
Michael Bodouroglou(3)	7,056,064	28.3%
Lloyd I. Miller, III(4)	1,419,426	5.7%
All officers and directors, other than Michael Bodouroglou, as a group	*	*
*Less than one percent.
(1)	Unless otherwise indicated, the business address of each beneficial owner identified is c/o Paragon Shipping Inc., 15 Karamanli Avenue, GR 16673, Voula, Greece.
(2)	Percentage amounts based on 24,909,142 common shares outstanding as of the date of this annual report.
(3)	Mr. Bodouroglou beneficially owns 6,586,106 of these shares through Innovation Holdings, a company beneficially owned and controlled by Mr. Bodouroglou and members of his family, and 469,958 of these shares through Loretto, a wholly owned subsidiary of Allseas that is controlled by Mr. Bodouroglou and members of his family. Innovation Holdings was awarded 200,000 common shares pursuant to an award granted under the Plan on December 10, 2014. Furthermore, Loretto received no common shares from March 26, 2014 to April 15, 2015, pursuant to the agreement we have entered into with Loretto and Allseas described in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Loretto."
(4)	Information is based on a Schedule 13G/A filed by Lloyd I. Miller, III on February 5, 2015.
As of April 15, 2015, we had 51 shareholders of record, ten of which were located in the United States and held an aggregate of 17,612,978 of our common shares, representing 71% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 17,612,577 of our common shares as of April 15, 2015. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.            Related Party Transactions
Agreements with Our Managers
Management Agreements
Management Agreement with Allseas
We have entered into separate management agreements with Allseas for each of the vessels in our operating fleet, pursuant to which Allseas is responsible for the commercial and technical management functions of our fleet.
Our management agreements with Allseas were amended and restated effective January 2, 2015. Effective from January 2, 2015, we and Allseas mutually agreed to cease a portion of the services that were provided by Allseas under the terms of the original management agreements, which were taken over by Seacommercial on substantially similar terms, as discussed further below. Allseas will be still responsible for the technical management and certain aspects of commercial management including, among other things, operations and freight collection services, obtaining insurance for our vessels and finance and accounting functions. Technical management services provided by Allseas includes, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, is the sole shareholder of Allseas.
Under the terms of the amended and restated management agreements, Allseas has agreed to use its best efforts to provide management services upon our request in a commercially reasonable manner and may provide these services directly to us or subcontract for certain of these services with other entities. Allseas has in-house technical management capabilities, which it continues to expand. Allseas remains responsible for any subcontracted services under the management agreements. We have agreed to indemnify Allseas for losses it incurs in connection with the provision of these services, excluding losses caused by the gross negligence or willful misconduct of Allseas, its employees, subcontractors or agents. Under the agreements, Allseas' liability for losses caused solely by its gross negligence or willful default, or that of its employees, agents or subcontractors, is limited to ten times the annual management fee payable under the management agreements, except where such loss resulted from Allseas' intentional or reckless act or omission.
Each amended and restated management agreement has an initial term of five years and automatically renews for additional five-year periods, unless in each case, at least 30 days' advance written notice of termination is given by either party.
Under the amended and restated management agreements, Allseas is entitled to a technical management fee of €664.46 per vessel, per day (or $806.65 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.2140 as of December 31, 2014), for the twelve months commencing June 1, 2014, payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually based on the Eurozone inflation rate. Allseas is also entitled to (i) a superintendent fee of €500 per day (or $607 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.2140 as of December 31, 2014), for each day in excess of five days per calendar year for which a superintendent performed on site inspection; and (ii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date. We have also entered into management agreements with Allseas relating to the supervision of each our contracted newbuilding vessels, pursuant to which Allseas is entitled to: (i) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessels' delivery to us; (ii) a daily fee of €115.00 (or $139.61 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.2140 as of December 31, 2014) per vessel commencing from the date of the vessel's shipbuilding contract until we accept delivery of the respective vessel; and (iii) €500 (or $607 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.2140 as of December 31, 2014) per day for each day in excess of five days per calendar year for which a superintendent performed on site inspection. The term of the management agreements expires on the completion of the construction and delivery of the vessels to us and the agreements may be terminated by either party upon 30 days' advance written notice.

Additional vessels that we may acquire in the future may be managed by Allseas or unaffiliated management companies.
Brokerage Agreement with Seacommercial
On January 2, 2015, we entered into a Sale & Purchase ("S&P") and Charter Brokerage Services Agreement with Seacommercial, a Liberian company, pursuant to agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, is the sole shareholder and Managing Director of Seacommercial. The services provided under these agreements include, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels under charter, locating, purchasing, financing and negotiating the purchase and sale of our vessels. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least 30 days' advance written notice of termination is given by either party. In addition, the agreements may be terminated by either party for cause, as set forth in the agreements, on at least 30 days' advance written notice. The agreements provide for (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; and (ii) a fee equal to 1.00% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf.
Compensation Agreements
Compensation Agreement with Allseas
We have entered into a compensation agreement with Allseas, which was amended and restated effective January 2, 2015, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with a sum equal to (i) three years of management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $3.6 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.2140 as of December 31, 2014), provided that Seacommercial will not receive this termination fee in the event that we terminate the agreements with Seacommercial for cause. The agreement shall continue for so long as Allseas serves as a manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party.
Compensation Agreement with Seacommercial
On January 2, 2015, we entered into a Compensation Agreement with Seacommercial, whereby in the event that Seacommercial is involuntarily terminated as the broker of our fleet (including the termination by Seacommercial of the agreements for cause), we shall compensate Seacommercial with an amount equal to the sum of three years of charter brokerage commissions, based on the fleet at the time of termination, provided that Seacommercial will not receive this termination fee in the event that we terminate the agreements with Seacommercial for cause.
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
Accounting Agreement
We have entered into an accounting agreement with Allseas pursuant to which Allseas is entitled to a fee of €250,000 (or $303,500 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.2140 as of December 31, 2014) per annum, payable quarterly, for the provision of financial accounting services, and a fee of $30,000 per vessel per annum, payable quarterly, for the provision of financial reporting services.

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
Executive Services Agreement

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Allseas is entitled to an executive services fee of €2.9 million (or $3.5 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.2140 as of December 31, 2014) per annum. The agreement has an initial term of five years and automatically renews for successive five year terms unless sooner terminated. If the respective agreement is terminated by Allseas either for "good reason" or as a result of "change of control," as such terms are defined in the agreement, or terminated by us without "cause", as defined in the agreement, Allseas will be entitled to receive (i) the amount of the executive services fee payable through the "termination date," as defined in the agreement; (ii) compensation equal to three years' annual executive services fee then applicable; and (iii) an amount of our common shares equal to 5% of our then issued and outstanding common shares.
Manning Agreements
Allseas subcontracts crewing services relating to our vessels to Crewcare, a Philippines company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries has entered into a manning agreement with Crewcare. Manning services are provided under the agreements in exchange for a monthly fee of $95 per seaman for all officers and crew who served on board each vessel, plus a recruitment fee of $120 per seaman, payable on a one-off basis. In addition, the agreements also provide for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training. The fees under the manning agreements are subject to amendment on an annual basis.
$10.0 Million Private Placement
On December 24, 2012, we entered into an agreement to sell 4,901,961 newly-issued common shares to Innovation Holdings, an entity beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, for total consideration of $10.0 million. The transaction closed on December 24, 2012. In connection with the transaction, we were granted the right to repurchase the common shares issued to Innovation Holdings in the private placement for the same price per share at which the shares were sold, which expired without being exercised upon our execution of definitive documentation relating to the restructuring of our debt. In addition, Innovation Holdings also received customary registration rights in respect of the common shares it received in the private placement. The documentation entered into in connection with the private placement was approved by the independent members of our Board of Directors.

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
Non-Competition Agreement with Box Ships and Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer
We have entered into an agreement with Box Ships and our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, reflecting, among others, for so long as (i) Mr. Bodouroglou is a director or executive officer of both our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, the provisions described below:
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
Vessel Option Agreement with Box Ships
We entered into an agreement with Box Ships, pursuant to which we granted Box Ships the option to acquire our initial two 4,800 TEU containerships under construction, both of which were scheduled to be delivered to us during the second quarter of 2014, by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel's delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. In December 2013, with the consent of Box Ships, we entered into an agreement with Ouhua to cancel one of our two 4,800 TEU containership newbuilding contracts at no cost to us, to transfer the deposit to the remaining vessel and to reduce the contract price from the original $57.5 million to $55.0 million. In addition, following Box Ships' consent, on April 25, 2014, we entered into a memorandum of agreement for the sale of the remaining 4,800 TEU containership newbuilding to an unrelated third party for $42.5 million, less 3% commission. The sale of the vessel and its transfer to the new owners was concluded on May 23, 2014. Following such sale, the vessel option agreement with Box Ships was terminated.
On April 25, 2014, we entered into a memorandum of agreement for the sale of the remaining 4,800 TEU containership newbuilding to an unrelated third party for $42.5 million, less 3% commission. In May 2014, we also agreed with the shipyard to reduce the contract price of the respective vessel by $0.8 million. The sale of the vessel and its transfer to the new owners was concluded on May 23, 2014.
Registration Rights Agreements
On April 19, 2011, we entered into a registration rights agreement with Box Ships and Neige International Inc., or Neige International, a company controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, as nominee for Proplous Navigation S.A., or Proplous Navigation, a company also controlled by Mr. Bodouroglou, pursuant to which Box Ships granted us and Neige International, and our affiliates or transferees, certain registration rights with respect to our common shares of Box Ships. Pursuant to the agreement, we and Neige International, and our affiliates and transferees, have the right, subject to certain terms and conditions, to require Box Ships, on up to three separate occasions following April 19, 2012, the anniversary of the closing of the initial public offering of Box Ships, to register under the Securities Act, common shares of Box Ships held by us and Neige International, or our affiliates or transferees, for offer and sale to the public (including by way of underwritten public offering) and incidental or "piggyback" rights permitting participation by Box Ships in certain registrations of its common shares.
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
Lease of Office Space
We have entered into a rental agreement to lease office space in Athens, Greece, with Granitis Glyfada Real Estate Ltd., a company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. The term of the lease is for five years, expiring on September 30, 2017. Effective October 1, 2012, the monthly rental was €3,000 (or $3,642 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.2140 as of December 31, 2014), plus 3.6% tax, and thereafter would be adjusted annually for inflation increases in accordance with the official Greek inflation rate.
For more information on our related party transactions, refer to Note 4 to our consolidated financial statements included at the end of this annual report.

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
Dividend Policy
In light of the continued decline of charter rates and the related decline in asset values in the drybulk market, as well as a highly challenged financing environment, our Board of Directors, beginning with the first quarter of 2011, has suspended payment of our common share quarterly dividend. Our dividend policy will be assessed by the Board of Directors from time to time. The suspension allows us to retain cash and increase our liquidity so we are in a better position to capitalize on investment opportunities during the weakened market conditions. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of our debt agreements, may limit our ability to pay dividends.
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
The declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of future dividend payments, if any, will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, the restrictions in our debt agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
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

In addition, certain of our other loan and credit facilities restrict the amount of dividends we may pay to $0.50 per share per annum and limit the amount of quarterly dividends we may pay to 100% of our net income for the immediately preceding financial quarter. We are also required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, 8% of our total financial indebtedness or $1.0 million per vessel. Furthermore, according to the supplemental agreement we entered into with Unicredit on March 27, 2015, we are not permitted to declare or pay any dividends until all the deferred amounts of the facility's repayment installments have been repaid in full. See Note 9 to our consolidated financial statements included at the end of this annual report.
Further, we may not be permitted to pay dividends if we are in breach of the covenants contained in our debt agreements. The terms of our debt agreements contain a number of financial covenants and general covenants that require us to, among other things, maintain security cover ratios, minimum cash balances and insurance including, but not limited to, hull and machinery insurance in an amount at least equal to the fair market value of the vessels financed, as determined by third party valuations. We may not be permitted to pay dividends in any amount under our debt agreements if we are in default of any of these covenants or if we do not meet specified debt coverage ratios and minimum charter rate levels.
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
Item 9.     Listing Details
Our common shares commenced trading on the NASDAQ Global Market on August 9, 2007 under the symbol "PRGN." On March 24, 2010, our common shares stopped trading on the NASDAQ Global Market and commenced trading on the NYSE under the symbol "PRGN". On April 19, 2013, our common shares stopped trading on the NYSE and commenced trading on the NASDAQ Global Market under the symbol "PRGN." In addition, our Notes started trading on the NASDAQ on September 5, 2014 under the ticker symbol "PRGNL". The following table sets forth the high and low closing prices for each of the periods indicated for our shares of common stock, as adjusted for the 10-for-1 reverse stock split effective November 5, 2012.

	High	Low
For the year ended December 31,
2010	$51.60	$33.90
2011	$34.40	$5.90
2012	$9.50	$1.97
2013	$9.11	$2.56
2014	$8.09	$2.31

	High	Low
For the quarter ended
March 31, 2013	$5.44	$2.56
June 30, 2013	$5.35	$3.54
September 30, 2013	$9.11	$4.00
December 31, 2013	$7.51	$4.58
March 31, 2014	$8.09	$6.03
June 30, 2014	$6.90	$4.96
September 30, 2014	$5.96	$3.99
December 31, 2014	$3.81	$2.31
March 31, 2015	$2.66	$0.95

	High	Low
For the month ended
October 2014	$3.71	$2.82
November 2014	$3.81	$3.24
December 2014	$2.99	$2.31
January 2015	$2.66	$1.65
February 2015	$1.95	$1.78
March 2015	$1.78	$0.95
April 2015 (1)	$0.90	$0.82
(1)	Through and including April 15, 2015.
Item 10.    Additional Information
A.	Share Capital
Not applicable.
B.	Memorandum and articles of association
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
As of the date of this annual report, we had issued and outstanding 24,909,142 common shares.
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
We did not satisfy the 50% Ownership Test for the 2014 Taxable Year. Our ability to satisfy the Publicly-Traded Test is discussed below. The Treasury Regulations under Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. During 2014, our common shares were "primarily traded" on the NASDAQ.
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
We believe that we satisfied the Publicly-Traded Test for the 2014 Taxable Year and were not subject to the 5% Override Rule. Therefore, we believe that we were exempt from U.S. federal income tax on our U.S. source shipping income for the 2014 Taxable Year. However, there is no assurance that we will continue to qualify for the benefits of Section 883 for any future taxable year. For example, there is a risk that we could no longer qualify for the Section 883 exemption for a particular taxable year if 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of the taxable year. Under these circumstances, we would be subject to the 5% Override Rule and we would not qualify for the Section 883 exemption unless we could establish that our shareholding during the taxable year was such that non-qualified 5% Shareholders did not own 50% or more of our common shares on more than half the days of the taxable year. Under the Treasury Regulations, we would have to satisfy certain substantiation requirements regarding the identity of our shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them.
Taxation in Absence of Exemption under Section 883
To the extent the tax exemption of Section 883 is unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated U.S.-source shipping income, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. In the year ended December 31, 2014, approximately 21.2% of our shipping income was attributable to the transportation of cargoes either to or from a U.S. port and approximately 10.6% of our shipping income was U.S.-source shipping income. In the absence of exemption from tax under Section 883, we would have been subject to a 4% tax on our gross U.S.-source shipping income equal to approximately $0.2 million for the year ended December 31, 2014.

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
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.
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
Interest Rates
The international drybulk and containership industries are capital intensive industries, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with London Inter-Bank Offered Rate, or LIBOR. Increasing interest rates could adversely impact future earnings. In order to mitigate this specific market risk we entered into interest rate swap agreements. The purpose of the agreements was to manage interest cost and the risk associated with changing interest rates by limiting our exposure to interest rate fluctuations within the ranges stated below. During 2013 and 2014, LIBOR was below the floor rates and thus we paid the floor rates. As an indication of the extent of our sensitivity to interest rates changes based upon our debt level and interest rate swap agreements, a 100 basis points increase in interest rates would have resulted in a net increase in interest expense (including interest rate swap agreements) of approximately $1.1 million and $1.4 million for the years ended December 31, 2013 and 2014, respectively.

Foreign exchange rate fluctuation
We generate all of our revenues in U.S. dollars and incurred approximately 27% of our expenses in currencies other than U.S. dollars (mainly in Euros) for each of the years ended December 31, 2013 and 2014. This increase mainly relates to the increase in the amounts that were payable in Euros under our Agreements with Allseas as discussed in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions". For accounting purposes, expenses incurred in currencies other than into U.S. dollars, are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not normally hedge currency exchange risks relating to operations and our operating results could be adversely affected as a result. However, due to our relatively low percentage exposure to currencies other than our base currency, which is the U.S. dollar, we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic. The impact of a 10% increase in exchange rates, on the level of expenses incurred for the years ended December 31, 2013 and 2014 in currencies other than U.S. dollars, would be approximately $1.0 million and $1.1 million, respectively.
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
Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2014.

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2014 is effective.
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
Ernst & Young (Hellas) Certified Auditors-Accountants S.A., our independent registered public accounting firm, has audited the financial statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2014, which is included in "Item 18. Financial Statements" of this annual report.

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
The report of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. is included in "Item 18. Financial Statements" of this annual report.

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
Item 16B.    Code of Ethics
We have adopted a Corporate Code of Business Ethics and Conduct, or Code of Ethics, which applies to our officers, directors, agents and employees. Our Code of Ethics is posted on our website: http://www.paragonship.com, under "Profile" and "Code of Ethics." Copies of our Code of Ethics are available in print, without charge, upon request to Paragon Shipping Inc., 15 Karamanli Ave., GR 166 73, Voula, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Ethics by posting such information on our website within 5 business days following the date of the amendment or waiver.

Item 16C.      Principal Accountant Fees and Services
The table below sets forth the total fees for the services performed by our principal accountants Ernst & Young Hellas Certified Auditors-Accountants S.A., which we refer to as the Independent Registered Public Accounting Firm. The table below also identifies these amounts by category of services:

	2013	2014
	Stated in USD

Audit fees	$516,348	$516,539
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-

Total	$516,348	$516,539
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
The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by our independent auditors in order to assure that they do not impair the auditor's independence from the Company. Engagements for proposed services to be performed by the independent auditors either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2014.
Item 16D.      Exemptions from the Listing Standards for Audit Committees
Not applicable.
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

4.18
Fifth Supplemental Agreement, dated November 30, 2012, relating to a secured credit facility of up to $90,000,000 to Paragon Shipping Inc., as Borrower, provided by the banks and financial institutions listed therein, as Lenders, Unicredit Bank AG, as Arranger, Agent and Security Trustee, and Unicredit Bank AG, as Swap Bank, incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form F-1 (File No. 333-185467), filed with the SEC on December 13, 2012.

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

4.62	Paragon Shipping Inc. 2014 Equity Incentive Plan, dated March 26, 2014.

4.63	Form of Amended and Restated Management Agreement between vessel owning subsidiaries of Paragon Shipping Inc. and Allseas Marine S.A.

4.64	Form of S&P and Charter Brokerage Services Agreement between vessel owning subsidiaries of Paragon Shipping Inc. and Seacommercial Service S.A.

4.65	Amended and Restated Compensation Agreement, dated January 2, 2015, between Paragon Shipping Inc. and Allseas Marine S.A.

4.66	Compensation Agreement, dated January 2, 2015, between Paragon Shipping Inc. and Seacommercial Shipping Services S.A.

4.67
Base Indenture dated August 8, 2014 between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 8.375% Senior Notes due 2021, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 6-K, filed with the SEC on August 12, 2014.

4.68
First Supplemental Indenture dated August 8, 2014 between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company's 8.375% Senior Notes due 2021, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 6-K, filed with the SEC on August 12, 2014.

4.69
Loan Agreement, dated April 4, 2014, by and between Alcyone International Marine Inc., Neptune International Shipping and Trading S.A. and Paloma Marine S.A., as joint and several Borrower, and the banks and financial institutions listed therein, as Lenders, and HSH Nordbank AG, as Agent, Mandated Lead Arranger, Swap Bank and Security Trustee, relating to a senior secured post-delivery term loan facility of $47,000,000, to part finance the acquisition cost of two Ultramax bulk carriers and re-finance existing indebtedness secured on a Supramax bulk carrier named "Friendly Seas."

4.70

Loan Agreement, dated May 6, 2014, by and between Paragon Shipping Inc., as Borrower, and the  banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Lead Arrangers and Swap Banks, and Nordea Bank Finland PLC London Branch, as Agent, Bookrunner and as Security Trustee, relating to a $160,000,000 facility to finance and/or refinance two Kamsarmax bulk carriers, four Handysize bulk carriers, two Panamax bulk carriers and two Ultramax bulk carriers.

4.71

Sixth Supplemental Agreement, dated September 30, 2014, relating to a secured credit facility of up to $90,000,000 to Paragon Shipping Inc., as Borrower, provided by the banks and financial institutions listed therein, as Lenders, Unicredit Bank AG, as Arranger, Agent and Security Trustee, and Unicredit Bank AG, as Swap Bank.

4.72

Seventh Supplemental Agreement, dated March 27, 2015, relating to a secured credit facility of up to $90,000,000 to Paragon Shipping Inc., as Borrower, provided by the banks and financial institutions listed therein, as Lenders, Unicredit Bank AG, as Arranger, Agent and Security Trustee, and Unicredit Bank AG, as Swap Bank.

4.73

Third Supplemental Agreement, dated September 30, 2012, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Swap Banks, and The Governor and Company of the Bank of Ireland, as Arranger, Agent and Security Trustee, relating to the Loan Agreement, dated March 30, 2009 (as amended), for a term loan facility of up to $30,000,000.

8.1	Subsidiaries of Paragon Shipping Inc.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Interim Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Interim Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Accounting Firm.
101
The following financial information from Paragon Shipping Inc.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2013 and 2014;
(2) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2013, and 2014;
(3) Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2013, and 2014;
(4) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013, and 2014; and
(5) Notes to Consolidated Financial Statements.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARAGON SHIPPING INC.

By:	/s/ Michael Bodouroglou
Name:	Michael Bodouroglou
Title:	Chairman, President, Chief Executive Officer and Interim Chief Financial Officer

Dated: April 17, 2015

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2013 and 2014	F‑4
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2013, and 2014	F‑5
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2013, and 2014	F‑6
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013, and 2014	F‑7
Notes to Consolidated Financial Statements	F‑8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Paragon Shipping Inc.

We have audited the accompanying consolidated balance sheets of Paragon Shipping Inc. (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paragon Shipping Inc. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Paragon Shipping Inc.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 17, 2015 expressed an unqualified opinion thereon.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company reports that it is probable not to be able to meet certain of the restrictive covenants included in certain of its bank loan agreements and meet scheduled debt principal repayments within 2015. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The 2014 consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts, amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
April 17, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Paragon Shipping Inc.

We have audited Paragon Shipping Inc.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Paragon Shipping Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting for the year ended December 31, 2014. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Paragon Shipping Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Paragon Shipping Inc. as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014 of Paragon Shipping Inc. and our report dated April 17, 2015, expressed an unqualified opinion thereon that included an explanatory paragraph regarding Paragon Shipping Inc.'s ability to continue as a going concern.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
Athens, Greece
April 17, 2015

Paragon Shipping Inc.
Consolidated Balance Sheets
As of December 31, 2013 and 2014
(Expressed in United States Dollars - except for share data)
	Notes	2013	2014
Assets
Current assets
Cash and cash equivalents		31,301,957	7,030,507
Restricted cash		325,000	6,929,172
Trade receivables, net	Note 2	8,536,240	7,021,588
Other receivables		599,988	1,273,132
Prepaid expenses		549,276	503,109
Due from related parties	Note 4	146,051	843,510
Inventories		1,145,243	2,131,464
Marketable securities	Note 11	1,616,329	955,535
Total current assets		44,220,084	26,688,017
Fixed assets
Vessels, net	Note 6	306,135,916	369,032,973
Advances for vessels under construction	Note 5	45,209,166	49,971,703
Other fixed assets, net	Note 2	595,840	922,565
Total fixed assets, net		351,940,922	419,927,241
Investment in affiliate	Note 8	11,309,375	2,956,250
Interest rate swaps	Notes 10, 11	87,295	66,475
Other assets	Note 7	2,303,304	4,367,134
Restricted cash		9,685,000	6,960,000
Total Assets		419,545,980	460,965,117
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable		2,543,468	2,766,734
Accrued expenses		2,054,903	4,012,238
Due to related parties	Note 4	82,074	166,354
Interest rate swaps	Notes 10, 11	980,465	589,896
Deferred income		737,251	233,245
Current portion of long-term debt	Note 9	17,257,750	20,714,324
Total current liabilities		23,655,911	28,482,791
Long-term liabilities
Long-term debt	Note 9	162,857,176	210,064,414
Interest rate swaps	Notes 10, 11	382,116	17,369
Total long-term liabilities		163,239,292	210,081,783
Total Liabilities		186,895,203	238,564,574
Commitments and Contingencies	Note 17
Shareholders' Equity
Preferred shares, $0.001 par value; 25,000,000 authorized; none issued and outstanding	Note 12	-	-
Class A common shares, $0.001 par value; 750,000,000 authorized;17,669,442 and 24,809,142 issued and outstanding at December 31, 2013 and 2014, respectively	Note 12	17,669	24,809
Class B common shares, $0.001 par value; 5,000,000 authorized; none issued and outstanding	Note 12	-	-
Additional paid-in capital	Note 12	493,803,591	535,233,573
Accumulated other comprehensive loss	Note 11	(259,811)	(150,986)
Accumulated deficit		(260,910,672)	(312,706,853)
Total Shareholders' Equity		232,650,777	222,400,543
Total Liabilities and Shareholders' Equity		419,545,980	460,965,117

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2012, 2013 and 2014
(Expressed in United States Dollars - except for share data)
	Notes	2012	2013	2014
Revenue
Charter revenue		53,218,975	59,530,645	58,138,104
Commissions (including related party of $646,987, $750,533 and $708,153 in 2012, 2013 and 2014, respectively)	Note 4	(2,918,296)	(3,273,889)	(3,374,426)
Net Revenue		50,300,679	56,256,756	54,763,678
Expenses / (Income)
Voyage expenses, net		1,855,964	6,668,998	14,744,648
Vessels operating expenses (including related party of $660,474, $797,143 and $1,282,699 in 2012, 2013 and 2014, respectively)	Note 4	18,808,084	20,758,513	22,666,036
Dry-docking expenses (including related party of $0, $109,248 and $123,840 in 2012, 2013 and 2014, respectively)	Note 4	-	1,698,217	2,193,110
Management fees - related party	Notes 4, 12	4,094,744	5,874,416	6,266,270
Depreciation	Note 6	16,386,426	16,986,584	18,357,377
General and administrative expenses (including related party of $3,304,116, $7,670,556 and $5,775,899 in 2012, 2013 and 2014, respectively)	Notes 4, 13	7,901,762	10,764,001	8,707,819
Impairment loss		-	-	15,695,282
Bad debt provisions		124,717	-	130,720
Gain from sale of assets (net of vessel sale & purchase commissions to related party of $0, $0, and $745,000 in 2012, 2013 and 2014, respectively)	Notes 4, 5	-	-	(402,805)
Gain from vessel early redelivery	Note 14	-	(2,267,818)	-
Loss from contract cancellation (including related party of $0, $444,421 and $0 in 2012, 2013 and 2014, respectively)	Notes 4, 5	-	568,658	-
(Gain) / loss from marketable securities, net	Note 11	(414,235)	(1,202,094)	25,529
Other (income) / loss	Note 14	(750,715)	(638,374)	210,709
Operating Income / (Loss)		2,293,932	(2,954,345)	(33,831,017)
Other Income / (Expenses)
Interest and finance costs		(6,744,917)	(7,440,190)	(9,324,395)
Loss on derivatives, net	Notes 10, 11	(714,074)	(95,288)	(387,740)
Interest income (including related party of $675,856, $504,326 and $0 in 2012, 2013 and 2014, respectively)	Note 4	728,503	531,028	20,940
Equity in net income of affiliate	Note 8	1,986,590	1,652,339	471,079
Gain from debt extinguishment		1,893,254	-	-
Loss on investment in affiliate	Notes 8, 11	(16,985,066)	(8,620,372)	(8,840,343)
Foreign currency (loss) / gain		(15,347)	(26,204)	95,295
Total Other Expenses, net		(19,851,057)	(13,998,687)	(17,965,164)
Net Loss		(17,557,125)	(16,953,032)	(51,796,181)

Other Comprehensive Income / (Loss)
Unrealized (loss) / gain on cash flow hedges	Note 11	(847,943)	131,112	131,238
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	Note 11	174,869	312,069	98,656
Equity in other comprehensive (loss) / income of affiliate	Note 8	(107,083)	77,165	16,139
Unrealized loss on change in fair value of marketable securities	Note 11	(827,377)	(2,064,265)	(162,737)
Transfer of loss on change in fair value of marketable securities to "(Gain) / loss from marketable securities, net"	Note 11	980,430	1,911,212	25,529
Total Other Comprehensive (Loss) / Income		(627,104)	367,293	108,825

Comprehensive Loss		(18,184,229)	(16,585,739)	(51,687,356)

Loss per Class A common share, basic and diluted	Note 16	$(2.84)	$(1.31)	$(2.18)
Weighted average number of Class A common shares, basic and diluted	Note 16	6,035,910	12,639,128	23,326,062

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2012, 2013 and 2014
(Expressed in United States Dollars - except for share data)

	Class A Shares
				Accumulated
			Additional	Other
	Number of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Capital	Loss	Deficit	Total
Balance January 1, 2012	6,089,826	6,090	447,618,572	-	(226,400,515)	221,224,147
Issuance of Class A common shares	4,901,961	4,902	9,938,991	-	-	9,943,893
Issuance of non-vested Class A common share awards	9,800	10	(10)	-	-	-
Cancellation of non-vested Class A common share awards	(184)	(1)	1	-	-	-
Share based compensation	-	-	2,536,702	-	-	2,536,702
Net Loss	-	-	-	-	(17,557,125)	(17,557,125)
Other comprehensive loss	-	-	-	(627,104)	-	(627,104)
Balance December 31, 2012	11,001,403	11,001	460,094,256	(627,104)	(243,957,640)	215,520,513
Issuance of Class A common shares	6,218,039	6,218	31,854,532	-	-	31,860,750
Issuance of non-vested Class A common share awards	450,000	450	(450)	-	-	-
Share based compensation	-	-	1,855,253	-	-	1,855,253
Net Loss	-	-	-	-	(16,953,032)	(16,953,032)
Other comprehensive income	-	-	-	367,293	-	367,293
Balance December 31, 2013	17,669,442	17,669	493,803,591	(259,811)	(260,910,672)	232,650,777
Issuance of Class A common shares	6,920,700	6,921	39,734,231	-	-	39,741,152
Cancellation of Class A common shares	(30,000)	(30)	(170,431)	-	-	(170,461)
Issuance of non-vested Class A common share awards	252,000	252	(252)	-	-	-
Cancellation of non-vested Class A common share awards	(3,000)	(3)	3	-	-	-
Share based compensation	-	-	1,866,431	-	-	1,866,431
Net Loss	-	-	-	-	(51,796,181)	(51,796,181)
Other comprehensive income	-	-	-	108,825	-	108,825
Balance December 31, 2014	24,809,142	24,809	535,233,573	(150,986)	(312,706,853)	222,400,543

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2012, 2013 and 2014
(Expressed in United States Dollars - except for share data)
	2012	2013	2014
Cash flows from operating activities
Net Loss	(17,557,125)	(16,953,032)	(51,796,181)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation	16,386,426	16,986,584	18,357,377
Impairment loss	-	-	15,695,282
Loss on investment in affiliate	16,985,066	8,620,372	8,840,343
Gain from sale of assets	-	-	(402,805)
Amortization and write off of financing costs	447,573	941,733	2,108,716
Bad debt provisions	124,717	-	130,720
Share based compensation	2,536,702	1,855,253	1,866,431
Write off of capitalized expenses from contract cancellation	-	232,495	-
(Gain) / loss from marketable securities, net	(414,235)	(1,202,094)	25,529
Gain from debt extinguishment	(1,893,254)	-	-
Unrealized gain on interest rate swaps	(2,017,297)	(834,829)	(504,602)
Equity in net income of affiliate, net of dividends received	1,202,991	-	(471,079)
Changes in assets and liabilities:
Trade receivables, net	(1,334,013)	(6,475,787)	1,383,932
Other receivables	97,564	129,779	(673,144)
Prepaid expenses	157,502	(103,672)	46,167
Inventories	(9,444)	(221,313)	(868,623)
Due from related parties	(1,587,798)	2,336,607	(861,314)
Trade accounts payable	148,323	(64,969)	75,994
Accrued expenses	(467,604)	148,956	1,285,140
Due to related parties	84,705	(2,631)	84,280
Deferred income	486,010	(829,756)	(504,006)
Net cash from / (used in) operating activities	13,376,809	4,563,696	(6,181,843)
Cash flow from investing activities
Net proceeds from sale of assets	-	-	9,995,000
Acquisition of vessels and capital expenditures	(32,042,752)	(20,368,088)	(110,664,356)
Proceeds from the sale of marketable securities	-	-	498,056
Repayment from affiliate	1,000,000	14,000,000	-
Return of investment in affiliate	522,918	135,160	-
Other fixed assets	(172,410)	(208,567)	(496,093)
Release of / (increase in) restricted cash	14,990,000	-	(3,879,172)
Net cash used in investing activities	(15,702,244)	(6,441,495)	(104,546,565)
Cash flows from financing activities
Proceeds from long-term debt	28,908,750	-	179,144,427
Repayment of long-term debt	(32,758,319)	(15,427,250)	(128,480,615)
Purchase of treasury stock	-	-	(170,460)
Payment of financing costs	(673,709)	(912,441)	(3,777,546)
Proceeds from the issuance of Class A common shares	10,000,000	34,500,000	42,235,790
Class A common shares offering costs	(37,919)	(2,657,438)	(2,494,638)
Net cash from financing activities	5,438,803	15,502,871	86,456,958
Net increase / (decrease) in cash and cash equivalents	3,113,368	13,625,072	(24,271,450)
Cash and cash equivalents at the beginning of the period	14,563,517	17,676,885	31,301,957
Cash and cash equivalents at the end of the period	17,676,885	31,301,957	7,030,507
Supplemental disclosure of cash flow information
Cash paid during the period for interest (excluding capitalized interest)	5,122,625	5,201,707	5,000,188
Non-cash investing activities - unpaid capital expenditures for acquisition of vessels	-	-	572,561
Non-cash financing activities - unpaid financing costs	269,616	-	395,000

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

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of Paragon Shipping Inc. and its wholly-owned subsidiaries (collectively the "Company") as discussed below, as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014.

Drybulk Vessel Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel's Name	Delivery Date	Built	DWT
Trade Force Shipping S.A.	November 15, 2006	Marshall Islands	Deep Seas	December 2006	1999	72,891
Frontline Marine Company	November 15, 2006	Marshall Islands	Calm Seas	December 2006	1999	74,047
Fairplay Maritime Ltd.	November 15, 2006	Marshall Islands	Kind Seas	December 2006	1999	72,493
Donna Marine Co.	July 4, 2007	Marshall Islands	Pearl Seas	August 2007	2006	74,483
Protea International Inc.	July 17, 2007	Liberia	Sapphire Seas	August 2007	2005	53,702
Reading Navigation Co.	July 17, 2007	Liberia	Diamond Seas	September 2007	2001	74,274
Imperator I Maritime Company	September 27, 2007	Marshall Islands	Coral Seas	November 2007	2006	74,477
Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	December 2007	2006	74,475
Paloma Marine S.A.	June 19, 2008	Liberia	Friendly Seas	August 2008	2008	58,779
Eris Shipping S.A.	April 8, 2010	Liberia	Dream Seas	July 2010	2009	75,151
Coral Ventures Inc.	August 5, 2009	Liberia	Prosperous Seas	May 2012	2012	37,293
Winselet Shipping And Trading Co. Ltd.	April 6, 2010	Liberia	Precious Seas	June 2012	2012	37,205
Aminta International S.A.	May 5, 2010	Liberia	Priceless Seas	January 2013	2013	37,202
Adonia Enterprises S.A.	May 5, 2010	Liberia	Proud Seas (1)	January 2014	2014	37,227
Alcyone International Marine Inc.	June 17, 2013	Liberia	Gentle Seas (1)	October 2014	2014	63,350
Neptune International Shipping & Trading S.A.	June 17, 2013	Liberia	Peaceful Seas (1)	October 2014	2014	63,331

(1) Refer to Notes 5 and 9

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.            Basis of Presentation and General Information - Continued

Vessel Under Construction Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Hull Number	Type	Expected Delivery	DWT
Amphitrite Shipping Inc.	June 17, 2013	Liberia	DY4050 (1)	Drybulk Carrier	2015	63,500
Mirabel International Maritime Co.	June 17, 2013	Liberia	DY4052 (1)	Drybulk Carrier	2015	63,500
Dolphin Sunrise Limited	February 25, 2014	Marshall Islands	YZJ1144 (1)	Drybulk Carrier	2015	81,800
Nautilus Investment Limited	February 25, 2014	Marshall Islands	YZJ1145 (1)	Drybulk Carrier	2015	81,800
Oceanus Investments Limited	February 25, 2014	Marshall Islands	YZJ1142 (1)	Drybulk Carrier	2015	81,800

(1) Refer to Note 5

Non-Vessel Owning Subsidiaries:

Non-Vessel Owning Company	Date of Incorporation	Country of Incorporation
Camelia Navigation S.A.	November 15, 2006	Marshall Islands
Explorer Shipholding Limited	November 15, 2006	Marshall Islands
Epic Investments Inc.	December 21, 2006	Marshall Islands
Opera Navigation Co. (1)	December 21, 2006	Marshall Islands
Ovation Services Inc. (1)	September 16, 2009	Marshall Islands
Irises Shipping Ltd. (1)	October 6, 2009	Marshall Islands
Letitia Shipping Limited (1)	May 4, 2010	Marshall Islands
Nereus Navigation Ltd. (1)	May 4, 2010	Marshall Islands
Ardelia Navigation Limited (1)	June 15, 2010	Liberia
Eridanus Trading Co. (1)	July 1, 2010	Liberia
Delfis Shipping Company S.A. (1)	February 7, 2011	Liberia

(1) In March and April 2015, the Company proceeded with the dissolution of the respective subsidiaries since they were no longer active

The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. ("Allseas") and Seacommercial Shipping Services S.A. ("Seacommercial"), both related parties wholly owned by Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer (refer to Note 4).

As of December 31, 2014, Mr. Michael Bodouroglou beneficially owned 28.4% of the Company's common stock.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.            Basis of Presentation and General Information - Continued

Major Charterers: The following charterers individually accounted for more than 10% of the Company's charter revenue for the years ended December 31, 2012, 2013 and 2014:

Charterer	Percentage of charter revenue
	2012	2013	2014
Intermare Transport GmbH	24.1%	13.4%	-
Morgan Stanley Capital Group Inc.	15.7%	-	-
Mansel Ltd.	16.6%	-	-
Cargill International S.A.	19.2%	33.6%	11.6%
Total	75.6%	47.0%	11.6%

2.            Significant Accounting Policies

(a)	Principles of Consolidation: The consolidated financial statements incorporate the financial statements of the Company. Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statements of comprehensive income / (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany balances and transactions have been eliminated. Paragon, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 "Consolidation" a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities ("VIE") are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's design and purpose and the reporting entity's power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity's economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2013 and 2014, no such interest existed.

(b)	Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.            Significant Accounting Policies - Continued

(c)	Other Comprehensive Income / (Loss): The Company follows the accounting guidance relating to "Comprehensive Income," which requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has elected to present net income / (loss) and other comprehensive income / (loss) in a single continuous statement of comprehensive income / (loss) in its consolidated financial statements.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate prevailing at the balance sheet date and any gains or losses are included in the statements of comprehensive income / (loss). As of December 31, 2013 and 2014, the Company had no foreign currency derivative instruments.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)	Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained under the Company's borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, or relates to general minimum liquidity requirements with no obligation to retain such funds in retention accounts, these deposits are classified as current assets. Otherwise they are classified as non-current assets.

(g)	Trade Receivables (net): Trade receivables (net), reflect the receivables from charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Allowance for doubtful accounts as of December 31, 2013 and 2014 was $265,751 and $409,226, respectively.

(h)	Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets and for insured crew medical expenses under Other receivables. Insurance claims are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following submission of the insurance claim.

(i)	Inventories: Inventories consist of lubricants and stores on board the vessels. When vessels are unemployed or are operating under voyage charters, bunkers on board are also recorded in inventories. Inventories are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(j)	Vessel Cost: Vessels are stated at cost, which consists of the contract price, less discounts, plus any direct expenses incurred upon acquisition, including improvements, commission paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage. Financing costs incurred during the construction period of the vessels are also capitalized and included in the vessels' cost. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are expensed as incurred.

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

The undiscounted projected net operating cash flows for each vessel are determined by considering the contracted charter revenues from existing charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average of similar size vessels) over the remaining estimated life of the vessel, assumed to be 25 years from the date of initial delivery from the shipyard, net of brokerage commissions, the salvage value of each vessel, which is estimated to be $300 per lightweight ton, expected outflows for vessels' future dry-docking expenses and estimated vessel operating expenses, assuming an average annual inflation rate where applicable. The Company uses the historical ten-year average as it is considered a reasonable estimation of expected future charter rates over the remaining useful life of the Company's vessels since it represents a full shipping cycle that captures the highs and lows of the market. The Company utilizes the standard deviation in order to eliminate the outliers of the sample before computing the historic ten-year average of the one-year time charter rate.

(l)	Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, which up until September 30, 2012, was estimated to be $150 per lightweight ton. In order to align the scrap rate estimates with the historical average scrap rate, effective from October 1, 2012, the Company adjusted the estimated scrap rate used to calculate the vessels' salvage value from $150 to $300 per lightweight ton. The impact of the increase in the estimated scrap rate is a decrease in depreciation expense going forward.

Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard, including secondhand vessels. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

(m)	Other Fixed Assets: Other fixed assets consist of computer systems installed on board the vessels to improve their efficiency, software and a vehicle. Other fixed assets are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful life of the assets, which is estimated to be 5 years for the computer systems software, and 6 years for the Company's vehicle. Depreciation charged in the years ended December 31, 2012, 2013 and 2014 amounted to $135,095, $164,527 and $203,357, respectively.

(n)	Investments in Affiliate: Investments in the common stock of entities, in which the Company has significant influence over operating and financial policies, are accounted for using the equity method. Under this method, the investment in the affiliate is initially recorded at cost and is adjusted to recognize the Company's share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Differences between the carrying amount of the investment in affiliate and the amount of the Company's underlying equity in the net assets of the affiliate is amortized over the remaining life of the affiliate's tangible and intangible assets, and is included in Equity in net income / (loss) of affiliate in the consolidated statements of comprehensive income / (loss). Dividends received from an affiliate reduce the carrying amount of the investment. When the Company's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.            Significant Accounting Policies - Continued

(o)	Dry-docking and Special Survey Costs: Dry-docking and special survey costs are expensed in the period incurred.

(p)	Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debt – Modifications and Extinguishments. The unamortized financing costs are reflected in Other assets in the accompanying balance sheets.

(q)	Debt restructurings: The Company accounts for debt modifications or restructuring as troubled debt restructuring when a lender for economic or legal reasons related to the Company's financial situation grants a concession that it would not otherwise consider. These concessions may include a reduction in the interest rate, principal or accrued interest, extension of the maturity date or other actions intended to minimize potential losses. The Company considers a lender to have granted a concession if the Company's effective interest rate on the restructured debt is less than the effective interest rate of the old debt immediately before the restructuring. The Company considers the total future cash flows (defined as principal plus interest) of the restructured debt in comparison with the carrying value of the original debt. If a debt modification or restructuring is determined to be a troubled debt restructuring, the Company reduces the carrying amount of the debt when the debt balance is greater than the total future cash flows under the new terms, in which case a gain is recognized. When the total future cash flows of the restructured debt are greater than the carrying value at the date of amendment, the carrying value of the original debt is not adjusted. In a troubled debt restructuring in which the Company agrees to transfer assets to fully settle the debt, the Company recognizes a gain on restructuring for the difference between the carrying amount of the debt and the more clearly evident of: (a) the fair value of the transferred assets or (b) the fair value of the settled debt.

(r)	Pension and Retirement Benefit Obligations—Crew: The vessel owning companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.            Significant Accounting Policies - Continued

(s)	Revenue and Expenses: Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

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

Voyage Expenses: Voyage expenses exclude commissions and consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs. Voyage expenses also include losses from the sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking.

Vessel Operating Expenses: Vessel operating expenses are accounted for as incurred on the accrual basis. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses.

(t)	Share based Compensation: Share based payments to employees and directors, including grants of employee and directors stock options, are recognized in the statements of comprehensive income / (loss) based on their grant date fair values and amortized over the required service period.

(u)	Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers (i.e., spot vs. time charters) or by geographical region as the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable. The Company does not have discrete financial information to evaluate the operating results for each type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the Chief Executive Officer being the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.            Significant Accounting Policies - Continued

(v)	Derivatives: The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. All derivatives are recognized in the consolidated financial statements at their fair value. The fair value of the interest rate derivatives is based on a discounted cash flow analysis. When such derivatives do not qualify for hedge accounting, the Company recognizes their fair value changes in current period earnings. When the derivatives qualify for hedge accounting, the Company recognizes the effective portion of the gain or loss on the hedging instrument directly in other comprehensive income / (loss), while the ineffective portion, if any, is recognized immediately in current period earnings. The Company, at the inception of the transaction, documents the relationship between the hedged item and the hedging instrument, as well as its risk management objective and the strategy of undertaking various hedging transactions. The Company also assesses at hedge inception of whether the hedging instruments are highly effective in offsetting changes in the cash flows of the hedged items.

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

In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at fair value in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs that are not corroborated by market data.

(x)	Earnings per Share (EPS): The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period determined using the two-class method of computing earnings per share. Non-vested share awards issued are included in the two-class method and income attributable to non-vested share awards is deducted from the net income reported for purposes of calculating net income available to common shareholders used in the computation of basic earnings per share. The computation of diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such securities include non-vested share awards for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized and common shares issuable upon exercise of the Company's outstanding warrants, to the extent that they are dilutive, using the treasury method.

(y)	Subsequent Events: The Company evaluates subsequent events or transactions up to the date in which the financial statements are issued according to the requirements of ASC 855.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.            Significant Accounting Policies - Continued

(z)	Recent Accounting Pronouncements:

The Financial Accounting Standards Board ("FASB") and the International Accounting Standards Board ("IASB") jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and is effective for annual periods beginning on or after December 15, 2016. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard's requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of the entity's ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of accessing the impact of the new standard on Company's financial position and performance.

In August 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-15 – Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity's management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted.

3. Going Concern

As of December 31, 2014, the Company was in compliance with the financial and security ratio covenants contained in its debt agreements, with the exception of the security cover ratio covenant contained in the facility with Commerzbank AG. The respective breach was subsequently cured as in April 2015, the Company agreed with Commerzbank AG to waive the application of the security cover ratio covenant contained in the facility effective from December 31, 2014 until December 31, 2015 as discussed in Note 9.

Given the current drybulk charter rates, it is probable that the Company will not be in compliance with the minimum working capital requirement and the minimum liquidity requirement contained in certain of its loan and credit facilities on the applicable measurement dates in 2015. Furthermore, based on the Company's cash flow projections for 2015, cash on hand and cash provided by operating activities will not be sufficient to cover scheduled debt repayments due in 2015.

The Company is currently in negotiations with such lenders to obtain waivers for the affected covenants. The Company is also exploring several alternatives aiming to manage its working capital requirements and other commitments if current drybulk charter rates remain at today's low levels including negotiations for the restructuring of its loans. As management believes that the negotiations will be successful, the accompanying consolidated financial statements were prepared assuming that the Company will continue as a going concern. Therefore, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

4.            Transactions with Related Parties

(a)	Allseas: The following amounts charged by Allseas are included in the accompanying consolidated statements of comprehensive loss:

	2012	2013	2014
Included in Commissions
(1(i)) Charter hire commissions	$646,987	$750,533	$708,153

Netted against Gain from sale of assets
(1(ii)) Vessel sale & purchase commissions	$-	$-	$745,000

Included in Vessel operating expenses
(1(v)) Superintendent fees	$338,826	$399,626	$481,200

Included in Dry-docking expenses
(1(v)) Superintendent fees	$-	$109,248	$123,840

Management fees - related party
(1(iii)) Management fees	$3,428,548	$4,104,271	$4,628,813
(2) Financial accounting and reporting services	666,196	720,361	$757,442
(3) Loretto agreement	-	1,049,784	$880,015
Total Management fees	$4,094,744	$5,874,416	$6,266,270

Included in General and administrative expenses
(4) Administrative fees	$36,085	$38,598	$37,746
(7) Executive services agreement	$3,228,438	$7,582,634	$5,689,152

The following amounts charged by Allseas are capitalized and are included in vessels cost and advances for vessels under construction in the accompanying consolidated balance sheets: technical management and superintendent fees relating to newbuilding vessels (refer to 5–Newbuilding Supervision Agreement), and vessel purchase commissions (refer to 1(ii)–Vessel Commissions), which in the aggregate amounted to $1,588,512 and $3,804,918 for the years ended December 31, 2013 and 2014, respectively.

Following the cancellation of the newbuilding contract relating to Hull no. 656 as discussed in Note 5, for the year ended December 31, 2013, the Company recorded a loss from contract cancellation of $568,658 relating to capitalized expenses for Hull no. 656, which includes technical management and superintendent fees (refer to 5–Newbuilding Supervision Agreement) charged by Allseas that in the aggregate amounted to $444,421.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

4.            Transactions with Related Parties - Continued

(a)	Allseas - Continued

(1)	Ship-Owning Company Management Agreements

(i) Charter Hire Commissions - The Company paid Allseas 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels ("Charter Hire Commission"), which are presented separately in the accompanying consolidated statements of comprehensive loss.

(ii) Vessel Commissions - The Company also paid Allseas a fee equal to 1.00% of the purchase price of any vessel bought, constructed or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement, ("Vessel Commission"). Vessel commissions relating to vessel sale is included in the determination of the gain / loss on sale of assets presented in the accompanying consolidated statements of comprehensive loss. Vessel commissions relating to vessels bought or constructed are capitalized and included in vessels cost and advances for vessels under construction in the accompanying consolidated balance sheets.

(iii) Management Services - Each of the ship-owning companies has a management agreement with Allseas, under which management services are provided in exchange for a fixed daily fee per vessel. This fee is subject to adjustment on June 1 of each year based on the official Eurozone inflation rate. For the period from January 1, 2012 to May 31, 2012, the Company paid Allseas a management fee of €636.74 per vessel per day, while effective June 1, 2012, Allseas management fee was adjusted to €652.02 per vessel per day. Effective June 1, 2013, Allseas management fee was adjusted to €661.15 per vessel per day, while effective June 1, 2014, Allseas management fee was adjusted to €664.46 per vessel per day.

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

In January 2015, the Company's vessel owning subsidiaries signed amended and restated management agreements with Allseas, according to which a portion of the services that were previously provided by Allseas have been ceased. Pursuant to the terms of the amended and restated management agreements, effective January 2, 2015, Allseas is no longer providing chartering and sale and purchase services, and as such the fees related to these services have been terminated.

(2)	Accounting Agreement – Allseas is entitled to a fee of €250,000 per annum, payable quarterly, for the provision of financial accounting services, and a fee of $30,000 per vessel per annum, payable quarterly, for the provision of financial reporting services. These fees are included in Management fees - related party in the accompanying consolidated statements of comprehensive loss. For the years ended December 31, 2012, 2013 and 2014, an amount of $666,196, $720,361 and $757,442 respectively, was paid to Allseas for financial accounting and reporting services. In February 2015, the Company agreed to renew the term of the agreement for one additional year, effective January 1, 2015.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

4.            Transactions with Related Parties - Continued

(a)	Allseas - Continued

(3)	Tripartite Agreement between the Company, Allseas and Loretto Finance Inc. - On November 10, 2009, the Company, Allseas, and Loretto Finance Inc. ("Loretto"), a wholly owned subsidiary of Allseas, signed a tripartite agreement, as clarified and amended by a supplemental agreement, effective from December 1, 2012, whereby in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to the Company's equity incentive plan as discussed in Note 13 (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans may be adopted, the Company will issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the agreement, any common shares to be issued to Loretto under the agreement may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties. The fair value of the shares issued for no consideration are accounted as share based payment and presented as Management fees - related party in the year granted in the statement of comprehensive income / (loss). Accordingly, as of December 31, 2014, the Company has granted and issued to Loretto a total of 469,958 Class A common shares, of which 135,700 were issued in 2014.

In connection with the public offering that was completed in February 2014 (refer to Note 12), effective February 18, 2014, 135,700 Class A common shares, representing the 2% of the 6,785,000 Class A common shares sold in the public offering, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on February 18, 2014, was $880,015, which was recorded as share based compensation and is included in Management fees – related party in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2014.

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

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

4.            Transactions with Related Parties - Continued

(a)	Allseas - Continued

(5)	Newbuildings Supervision Agreement - The Company has entered into management agreements with Allseas relating to the supervision of each of the contracted newbuilding vessels, pursuant to which Allseas is entitled to: (1) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel, and thereafter the flat fee will be paid on a pro rata basis until the vessel's delivery to the Company, (2) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until the Company accepts delivery of the respective vessel, and (3) €500 per day for each day in excess of 5 days per calendar year for which a superintendent performed on site inspection.

(6)	Compensation Agreement – The Company has entered into a compensation agreement with Allseas whereby in the event that Allseas is involuntarily terminated as the manager of its fleet, it shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) €3,000,000 (or $3,642,000 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.2140 as of December 31, 2014).

(7)	Executive Services Agreement – Effective January 1, 2011, the Company entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of the executive officers, which include strategy, business development, marketing, finance and other services, who report directly to the Company's Board of Directors. Under the agreement, prior to January 1, 2013, Allseas was entitled to an executive services fee of €2,500,000 per annum, payable in equal monthly installments, plus incentive compensation. Effective January 1, 2013, the executive services fee was adjusted to €2,700,000 per annum, while effective January 1, 2014, the executive services fee was adjusted to €2,900,000 per annum. The agreement has an initial term of five years and automatically renews for a successive five-year term unless sooner terminated. On March 6, 2013, the Company amended the terms of the termination clause of the executive services agreement, whereby, if the respective agreement is terminated by Allseas either for "good reason" or as a result of "change of control", as such terms are defined in the agreement, or terminated by the Company without "cause", as defined in the agreement, Allseas will be entitled to receive (i) the amount of the executive services fee payable through the "termination date," as defined in the agreement; (ii) compensation equal to three years' annual executive services fee then applicable; and (iii) an amount of the Company's common shares equal to 5% of the then issued and outstanding shares of the Company. For the year ended December 31, 2012, an amount of $3,228,438 was paid to Allseas for the services of the executive officers, while no incentive compensation was remitted. For the year ended December 31, 2013, an amount of $7,582,634 was paid to Allseas for the services of the executive officers, which includes incentive compensation of $3,993,000. For the year ended December 31, 2014, an amount of $5,689,152 was paid to Allseas for the services of the executive officers, which includes incentive compensation of $1,848,900.

Each month, the Company funds a payment to Allseas to cover working capital equal to one month's worth of estimated operating expenses. At each balance sheet date, the excess of the amount funded to Allseas over payments made by Allseas for operating expenses is reflected as Due from related parties. As of December 31, 2013 and 2014, the amount due from Allseas was $146,051 and $843,510, respectively.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

4.            Transactions with Related Parties - Continued

(b)	Seacommercial: In January 2015, the Company's vessel owning subsidiaries signed brokerage services agreements with Seacommercial. Pursuant to the agreements, effective January 2, 2015, Seacommercial provides full brokerage services in exchange for fees representing the 1.25% Charter Hire Commission and the 1.00% Vessel Commission.

(c)	Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: On September 13, 2007 and effective as of October 1, 2007, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. The term of the lease was for 5 years beginning October 1, 2007 and expired on September 30, 2012. The monthly rental for the first year was €2,000, plus 3.6% tax, and thereafter would be adjusted annually for inflation increases in accordance with the official Greek inflation rate. On October 1, 2012, the rental agreement was renewed for an additional term of 5 years, beginning October 1, 2012 and expiring September 30, 2017, pursuant to which the monthly rental for the first year is €3,000, plus 3.6% tax, and thereafter will be adjusted annually for inflation increases in accordance with the official Greek inflation rate. Rent expense under this lease amounted to $39,593, $49,324 and $49,001 for the years ended December 31, 2012, 2013 and 2014, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of comprehensive loss.

(d)	Crewcare Inc. ("Crewcare"):

(1)	Manning Agency Agreements – Each of the Company's ship-owning subsidiaries has a manning agency agreement with Crewcare, a company beneficially owned by the Company's Chief Executive Officer, based in Manila, Philippines. Under the agreements, manning services are provided in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board each vessel, plus a recruitment fee of $120 per seaman, payable on a one-off basis. In addition, the agreements also provide for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred amounted to $321,648, $382,517 and $441,499 for the years ended December 31, 2012, 2013 and 2014, respectively, and are included in Vessels operating expenses. Administrative services are also being provided which represent payment of crew wages and related costs on behalf of the Company.

(2)	Cadetship Program Agreements – On October 5, 2013, each of the Company's ship-owning subsidiaries entered into a cadetship program agreement with Crewcare, pursuant to which Crewcare, at its own cost, is responsible for recruiting and training cadets to be assigned to the vessels. These services are being provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for one-year on board training. The agreement has an initial term of one year with the option to renew for one more year by mutual agreement. The agreement was renewed for one additional year, effective October 5, 2014. The expenses incurred for the years ended December 31, 2013 and 2014, amounted to $15,000 and $360,000, respectively, and are included in Vessels operating expenses.

The balances due to Crewcare amounted to $82,074 and $166,354 as of December 31, 2013 and 2014, respectively.

(e)	Box Ships Inc.: As of December 31, 2013 and 2014, the Company held 13.6% and 11.0% of Box Ships' common stock, respectively. The decrease in the percentage of Box Ships' common stock held by the Company is mainly due to the Company's non-participation in the public offering of 5,500,000 common shares of Box Ships, which was completed on April 15, 2014 (refer to Note 8).

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

4.            Transactions with Related Parties - Continued

(e)	Box Ships Inc. - Continued

On May 27, 2011, the Company granted Box Ships an unsecured loan of $30,000,000. The loan was initially payable in one installment on the second anniversary of the Box Ships IPO on April 19, 2013. The loan bore interest at LIBOR plus a margin of 4.00%. As of December 31, 2012, the outstanding loan balance due from Box Ships was $14,000,000. On February 28, 2013, Box Ships prepaid an amount of $1,000,000 and reduced the outstanding balance of the respective loan to $13,000,000. In addition, on March 11, 2013, the Company agreed to amend certain terms of the loan agreement. Pursuant to the amended agreement, the Company agreed to extend the maturity of the loan for one year, from April 19, 2013 to April 19, 2014. During the remaining term of the loan, Box Ships was required to make quarterly principal installments in the amount of $1,000,000 each, with a final balloon payment of $9,000,000 due on the maturity date. In consideration for the amendment of the loan agreement, Box Ships agreed to pay an amendment fee of $65,000, which is included in Interest income in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2013, and to increase the margin from 4.00% to 5.00%. In April 2013, Box Ships paid the amendment fee of $65,000. Pursuant to the amended loan agreement, on April 19, 2013 and on July 19, 2013, Box Ships proceeded with the first two quarterly principal installment payments of $1,000,000 each. In addition, on August 5, 2013, Box Ships prepaid an amount of $5,000,000 and reduced the outstanding balance of the respective loan to $6,000,000, which was fully repaid on October 18, 2013. For the years ended December 31, 2012, 2013 and 2014, interest charged on the respective loan amounted to $675,856, $439,326 and $0, respectively.

5.            Advances for Vessels Under Construction

Advances for vessels under construction relate to the installments paid that were due to the respective shipyard including capitalized expenses.

In December 2013, the Company agreed to acquire, subject to certain closing conditions that were lifted in the first quarter of 2014, shipbuilding contracts for two additional Ultramax newbuilding drybulk carriers from Allseas (Hull numbers DY4050 and DY4052). The Ultramax newbuildings have a carrying capacity of 63,500 dwt each and are currently under construction at Yangzhou Dayang Shipbuilding Co. Ltd., with scheduled delivery in the third quarter of 2015. The acquisition cost of these two newbuildings is $28,250,000 per vessel, or $56,500,000 in the aggregate. In February 2014, the Company paid a first installment of $5,592,661 per vessel. In addition, in February 2014, an amount of $282,500 per vessel was paid to Allseas, representing vessel purchase commissions equal to 1% of the acquisition cost, pursuant to the newbuilding supervision agreements between the respective ship-owning companies and Allseas. Upon commencement of the steel cutting of each vessel in the second quarter of 2014, the Company paid a second installment of $3,884,530 per vessel. The balance of the contract price, or $18,772,809 per vessel, will be payable upon the delivery of each vessel.

In December 2013, the Company also entered into an agreement with Zhejiang Ouhua Shipbuilding, to cancel one of its two 4,800 TEU containership newbuilding contracts (Hull no. 656) at no cost to the Company, to transfer the deposit to the remaining containership (C/V Box King) and to reduce its contract price from the original $57,500,000 to $55,000,000.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

5.            Advances for Vessels Under Construction - Continued

As of December 31, 2013, the Company's newbuilding program consisted of one Handysize drybulk carrier (Hull no. 625), two Ultramax drybulk carriers (Hull numbers DY152 and DY153) and one 4,800 TEU containership (C/V Box King) with expected deliveries in 2014, as well as two Ultramax drybulk carriers (Hull numbers DY4050 and DY4052) with expected deliveries in 2015.

On January 7, 2014, the Company took delivery of its fourth Handysize drybulk carrier; the M/V Proud Seas (Hull no. 625). In January 2014, an amount of $21,637,078 was paid to the shipyard representing the final installment of the respective vessel, which was financed from the syndicated secured loan facility led by Nordea Bank Finland Plc dated May 5, 2011 (refer to Note 9).

In March 2014, the Company entered into contracts with Jiangsu Yangzijiang Shipbuilding Co. for the construction of three Kamsarmax newbuilding drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142). The Kamsarmax newbuildings have a carrying capacity of 81,800 dwt each, with scheduled delivery between the second and fourth quarter of 2015. The acquisition cost of these three newbuildings is $30,550,000 per vessel, or $91,650,000 in the aggregate. In March 2014, the Company paid a first installment of $9,165,000 per vessel. In addition, in March 2014, an amount of $305,500 per vessel was paid to Allseas, representing vessel purchase commission equal to 1% of the acquisition cost, pursuant to the newbuilding supervision agreements between the respective ship-owning companies and Allseas. The balance of the contract price, or $21,385,000 per vessel, will be payable upon the delivery of each vessel.

As of March 31, 2014, the Company assessed as probable the potential sale of the remaining containership under construction, the C/V Box King. As a result of the Company's intention to sell such vessel, an impairment loss of $15,695,282 was recorded in the first quarter of 2014 and is included in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2014. The impairment loss was based on the Company's best estimate of the fair value of the vessel on a time charter free basis, and is in line with the sale price of the memorandum of agreement that the Company entered into on April 25, 2014, for the sale of the vessel to an unrelated third party, as discussed below.

On April 25, 2014, the Company entered into a memorandum of agreement for the sale of its 4,800 TEU containership newbuilding to an unrelated third party for $42,500,000, less 3% commission. In May 2014, the Company also agreed with the shipyard to reduce the contract price of the respective vessel by $770,000. In addition, the Company mutually agreed with China Development Bank to cancel the corresponding credit facility for the vessel, as discussed in Note 9.

The sale of the C/V Box King and its transfer to the new owners was concluded on May 23, 2014, and a gain of $402,805 was incurred. The net proceeds from the sale of the vessel amounted to $9,995,000 and represent the difference between the net sale price of the vessel and the outstanding contractual obligation due to the shipyard upon delivery that was resumed by the vessel's new owners.

In October 2014, the Company took delivery of the two Ultramax drybulk carriers; the M/V Gentle Seas and the M/V Peaceful Seas (Hull numbers DY152 and DY153). In October 2014, an aggregate amount of $35,672,940 was paid to the shipyard representing the final installment of the two vessels, which was mainly financed from the loan facility with HSH Nordbank AG dated April 4, 2014, following a total drawdown of $34,400,000 (refer to Note 9).

As of December 31, 2014, the Company's newbuilding program consisted of two Ultramax drybulk carriers (Hull numbers DY4050 and DY4052) and three Kamsarmax drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142) with scheduled delivery between the second and fourth quarter of 2015.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

6.            Vessels, Net

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2013	$351,611,923	$(53,235,483)	$298,376,440
Newbuilding deliveries	24,581,533	-	24,581,533
Depreciation for the period	-	(16,822,057)	(16,822,057)
Balance December 31, 2013	$376,193,456	$(70,057,540)	$306,135,916
Newbuilding deliveries	81,051,077	-	81,051,077
Depreciation for the period	-	(18,154,020)	(18,154,020)
Balance December 31, 2014	$457,244,533	$(88,211,560)	$369,032,973

All Company's vessels were first-priority mortgaged as collateral to the loans and credit facilities and related interest rate swaps outstanding as of December 31, 2014.

On January 29, 2013, the Company took delivery of the Handysize drybulk carrier; the M/V Priceless Seas.

During 2014, the Company took delivery of the Handysize drybulk carrier; the M/V Proud Seas, and the two Ultramax drybulk carriers; the M/V Gentle Seas and the M/V Peaceful Seas (refer to Notes 5 and 9).

7.            Other Assets

Other assets of $2,303,304 and $4,367,134 as of December 31, 2013 and 2014, respectively, include deferred financing costs of $2,297,121 and $4,360,951, respectively, and utility deposits related to the leased office space of $6,183 at December 31, 2013 and 2014.

The deferred financing costs comprise:

Balance January 1, 2013	$2,596,029
Additions	642,825
Amortization	(941,733)
Balance December 31, 2013	$2,297,121
Additions	4,172,546
Amortization	(2,108,716)
Balance December 31, 2014	$4,360,951

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.            Investment in Affiliate

The following table is a reconciliation of the Company's investment in affiliate as presented on the accompanying consolidated balance sheets:

Balance January 1, 2013	$19,987,743
Equity in net income of affiliate	1,652,339
Equity in other comprehensive income of affiliate	77,165
Dividends received	(1,787,500)
Dilution effect	(390,821)
Impairment in investment in affiliate	(8,229,551)
Balance December 31, 2013	$11,309,375
Equity in net income of affiliate	471,079
Equity in other comprehensive income of affiliate	16,139
Dilution effect	(221,679)
Impairment in investment in affiliate	(8,618,664)
Balance December 31, 2014	$2,956,250

As of December 31, 2013 and 2014, the Company held 3,437,500 shares or 13.6% and 11.0% of Box Ships' common stock, respectively. The decrease in the percentage of Box Ships' common stock held by the Company is mainly due to the Company's non-participation in the public offering of 5,500,000 common shares of Box Ships, which was completed on April 15, 2014. The Company, on the basis of significant influence exercised over Box Ships through its shareholdings and shared executive management, accounted for its investment in Box Ships under the equity method and is separately reflected on Company's consolidated balance sheets.

The loss on investment in affiliate of $8,620,372 for the year ended December 31, 2013, consists of $390,821, relating to the dilution effect from the Company's non-participation in the public offering of 4,000,000 common shares of Box Ships, which was completed on March 18, 2013, as well as the aggregate impairment in investment in affiliate of $8,229,551, relating to the difference between the fair value and the book value of the Company's investment in Box Ships, which the Company considered as other than temporary (refer to Note 11).

The loss on investment in affiliate of $8,840,343, for the year ended December 31, 2014, consists of $221,679, relating to the dilution effect from the Company's non-participation in the public offering of 5,500,000 common shares of Box Ships, which was completed on April 15, 2014, as well as the aggregate impairment in investment in affiliate of $8,618,664, relating to the difference between the fair value and the book value of the Company's investment in Box Ships, which the Company considered as other than temporary (refer to Note 11).

Summarized financial information in respect of Box Ships Inc. is set out below:

	Year ended December 31,
INCOME STATEMENT DATA	2013	2014
Net revenue	$69,836,201	$49,864,674
Operating income	23,631,192	1,966,947
Net income	$15,307,658	$2,623,515
	As of December 31,

BALANCE SHEET DATA	2013	2014
Total current assets	$31,691,262	$22,011,255
Total non-current assets	397,915,376	375,837,950
Total assets	429,606,638	397,849,205
Total current liabilities	184,434,021	140,886,944
Total long-term liabilities	$453,248	$282,375

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.            Long-Term Debt

The table below presents a breakdown of the Company's long-term debt as of December 31, 2013 and 2014:

		2013	2014
(a)	Commerzbank AG (August 12, 2011)	$47,550,000	$43,375,000
(b)	Unicredit Bank AG (November 19, 2007)	22,587,000	14,606,500
(c)	Bank of Scotland Plc (December 4, 2007)	33,616,864	-
(d)	Bank of Ireland (March 30, 2009)	13,400,000	8,350,000
(e-1)	HSH Nordbank AG (July 31, 2008)	20,625,000	-
(e-2)	HSH Nordbank AG (April 4, 2014)	-	46,713,600
(f)	HSBC Bank Plc (July 2, 2010)	16,800,000	14,460,000
(g-1)	Nordea Bank Finland Plc (May 5, 2011)	25,536,062	-
(g-2)	Nordea Bank Finland Plc (May 6, 2014)	-	78,273,638
(h)	Senior unsecured notes due 2021	-	25,000,000
Total		$180,114,926	$230,778,738

Disclosed as follows in the Consolidated Balance Sheets
Current portion of long-term debt	$17,257,750	$20,714,324
Long-term debt	162,857,176	210,064,414
Total	$180,114,926	$230,778,738

As of December 31, 2014, the minimum annual principal payments for the outstanding debt required to be made after the balance sheet date, excluding the subsequent agreements with Commerzbank AG, Unicredit Bank AG and Bank of Ireland discussed below, are as follows:

To December 31,
2015	$20,714,324
2016	32,226,824
2017	48,317,324
2018	11,642,324
2019	11,642,324
Thereafter	106,235,618
Total	$230,778,738

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.            Long-Term Debt - Continued

(a)	Commerzbank AG (August 12, 2011): On April 1, 2015, the Company agreed with Commerzbank AG ("Commerzbank") to amend certain terms of the facility, including the deferral of a portion of its four scheduled quarterly installments due in 2015, and the waiver of the application of the financial and security cover ratio covenants contained in the facility, effective from December 31, 2014 until December 31, 2015. The Company also agreed to a $3,000,000 partial prepayment, a portion of which was prepaid in the first quarter of 2015, while the balance is payable upon signing the final documentation.

The main terms and conditions of the loan agreement dated August 12, 2011, as subsequently amended, are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessels: M/V Sapphire Seas, M/V Pearl Seas and M/V Diamond Seas.

•	The loan bears interest at LIBOR, plus any mandatory costs, plus a margin of (i) 3.00% on the outstanding amount of the loan, less any amounts that are deferred, and (ii) 4.50% on the amounts of the loan that have been deferred.

•	Excluding the agreement dated April 1, 2015 discussed above, the outstanding loan amount as of December 31, 2014 of $43,375,000 was required to be repaid in 11 consecutive quarterly installments of $1,425,000, plus a balloon repayment of $27,700,000 payable simultaneously with the final installment in the third quarter of 2017.

Following the agreement dated April 1, 2015, and after giving effect to the $3,000,000 partial prepayment discussed above, the outstanding loan amount of $40,375,000 is required to be repaid in 4 consecutive quarterly installments of $712,500, followed by 7 consecutive quarterly installments of $1,425,000, plus a balloon repayment of $27,550,000 payable simultaneously with the final installment in the third quarter of 2017.

Covenants (as defined in the respective loan agreement):

•	The ratio of EBITDA to net interest expenses is waived until December 31, 2015, and thereafter shall not be less than 3.00:1.00.

•	The market value adjusted net worth of the Company is waived until December 31, 2015, and thereafter shall not be less than $100,000,000.

•	Maintain liquid assets requirement is waived until December 31, 2015, and thereafter shall equal an amount of no less than $650,000 per vessel at all times.

•	The ratio of maximum net debt to total assets expressed as a percentage is waived until December 31, 2015, and thereafter shall not exceed 80%.

•	The aggregate fair market value of the mortgaged vessels to outstanding loan ratio is waived until December 31, 2015, and thereafter shall exceed 120%.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.            Long-Term Debt - Continued

(b)	Unicredit Bank AG (November 19, 2007): On September 13, 2013, the Company agreed with Unicredit Bank AG ("Unicredit") to extend the expiration date of the existing waiver relating to the financial covenant of total liabilities to EBITDA ratio for two quarters, from January 1, 2014 to July 1, 2014, for a nominal fee and an advance payment of $1,500,000 to partially prepay the upcoming three quarterly loan installments, starting with the installment due in the fourth quarter of 2013. The advance payment of $1,500,000 was paid on September 13, 2013. On January 20, 2014, the Company agreed with Unicredit to extend the existing waiver relating to the financial covenant of total liabilities to EBITDA ratio until January 1, 2015. On July 30, 2014, the Company agreed with Unicredit, subject to certain closing conditions including a $7,000,000 prepayment, to eliminate the financial covenants relating to the minimum debt service coverage ratio, the minimum market value adjusted net worth and the maximum leverage ratio until the maturity of the loan. In addition, the Company also agreed to increase the required ratio of the fair market value of mortgaged vessels to outstanding loan from 110% to 130% at all times. The Company prepaid the amount of $7,000,000 on September 30, 2014, which was applied against a pro-rate reduction of the remaining installments, excluding the balloon repayment. Furthermore, on March 27, 2015, the Company entered into a loan supplemental agreement and agreed to amended terms with Unicredit, including the deferral of one and a portion of five of its scheduled quarterly installments due in the second quarter of 2015 through the third quarter of 2016, and the waiver of the minimum liquid assets requirement and the security ratio covenant until the maturity of the loan.

The main terms and conditions of the loan agreement dated November 19, 2007, as subsequently amended, are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessels: M/V Calm Seas and M/V Deep Seas.

•	The loan bears interest at LIBOR, plus a margin of (i) 2.75% on the outstanding amount of the loan, less any amounts that are deferred, and (ii) 5.00% on the amounts of the loan that have been deferred, excluding any amounts deferred pursuant to the supplemental agreement dated March 27, 2015.

•	Excluding the supplemental agreement dated March 27, 2015 discussed above, the outstanding loan amount as of December 31, 2014 of $14,606,500 is required to be repaid in 7 consecutive quarterly installments of $480,500, plus a balloon repayment of $11,243,000 payable simultaneously with the final installment in the third quarter of 2016.

Following the supplemental agreement dated March 27, 2015 discussed above, the outstanding loan amount as of December 31, 2014 of $14,606,500 is required to be repaid in 1 quarterly installment of $480,500 in the first quarter of 2015, while no installment is due in the second quarter of 2015, followed by 5 consecutive quarterly installments of $240,250, plus a balloon repayment of $12,924,750 payable simultaneously with the final installment in the third quarter of 2016.

Covenants: The financial and security cover ratio covenants contained in the facility have been permanently waived until the maturity of the loan, pursuant to the supplemental agreement dated March 27, 2015.

(c)	Bank of Scotland Plc (December 4, 2007): On June 10, 2014, the Company completed the refinancing of the M/V Coral Seas and the M/V Golden Seas as discussed below, and repaid in full the then outstanding indebtedness under its existing loan agreement with Bank of Scotland Plc dated December 4, 2007.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.            Long-Term Debt - Continued

(d)	Bank of Ireland (March 30, 2009): On July 25, 2014, the Company agreed with Bank of Ireland to eliminate the financial covenant relating to the minimum debt service coverage ratio until the maturity of the loan. In addition, on September 30, 2014, the Company proceeded with a prepayment of $4,000,000 with respect to its loan agreement with Bank of Ireland in return for a reduction in the next eight quarterly installments and an increase in the balloon at maturity. In addition, on March 27, 2015, the Company agreed with Bank of Ireland to waive 50% of the installment due in the first quarter of 2015, until April 30, 2015.

The main terms and conditions of the loan agreement dated March 30, 2009, as subsequently amended, are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessel M/V Kind Seas.

•	The loan bears interest at LIBOR, plus a margin of 2.50%.

•	The outstanding loan amount as of December 31, 2014, of $8,350,000 is required to be repaid in 3 consecutive quarterly installments of $350,000, followed by 4 consecutive quarterly installments of $400,000, followed by 3 consecutive quarterly installments of $1,000,000, plus a balloon repayment of $2,700,000 payable simultaneously with the final installment in the second quarter of 2017.

Covenants (as defined in the respective loan agreement):

•	The minimum requirement of market value adjusted net worth of the Company is waived until December 31, 2014 and thereafter, shall not be less than $50,000,000.

•	The leverage ratio is waived until December 31, 2014 and thereafter, shall not be greater than 0.80:1.00.

•	Minimum liquid assets requirement is waived until December 31, 2014 and thereafter, the Company shall maintain liquid assets in an amount of no less than $500,000 per vessel at all times.

•	The fair market value of the mortgaged vessel to outstanding loan ratio is waived until December 31, 2014 and thereafter, shall exceed 110%.

(e-1)	HSH Nordbank AG (July 31, 2008): On July 7, 2014, the Company completed the refinancing of the M/V Friendly Seas as discussed below, and repaid in full the then outstanding indebtedness under its existing loan agreement with HSH Nordbank AG ("HSH") dated July 31, 2008.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.            Long-Term Debt - Continued

(e-2)	HSH Nordbank AG (April 4, 2014): On April 4, 2014, the Company completed the documentation for a new loan agreement with HSH for a $47,000,000 secured loan facility for the refinancing of the M/V Friendly Seas and the partial financing of the first two Ultramax newbuilding drybulk carriers, the Hull numbers DY152 and DY153. For M/V Friendly Seas, HSH agreed to finance the lower of $12,600,000 or 60% of the vessel's market value upon the respective drawdown date. For each of the two Ultramax vessels, HSH agreed to finance the lower of $17,200,000 or 65% of the vessels' market value upon their delivery. On July 7, 2014, the Company completed the refinancing of the M/V Friendly Seas. The Company drew a total amount of $12,600,000 and repaid in full the then outstanding indebtedness under its existing loan agreement with HSH (dated July 31, 2008). In addition, in October 2014, the Company took delivery of its first two Ultramax drybulk carriers; the M/V Gentle Seas and the M/V Peaceful Seas (Hull numbers DY152 and DY153). The Company drew a total amount of $34,400,000, which was used for the payment of the final installment of the two vessels to the shipyard (refer to Note 5).

The main terms and conditions of the loan agreement dated April 4, 2014 are as follows:

•	The loan agreement is secured by a first priority mortgage on the vessels: M/V Friendly Seas, M/V Gentle Seas and M/V Peaceful Seas.

•	The loan bears interest at LIBOR, plus a margin of 3.25%.

•	The outstanding loan amount as of December 31, 2014, of $46,713,600 consists of the following: (i) $12,313,600 relating to the M/V Friendly Seas, which is required to be repaid in 26 consecutive quarterly installments of $286,400, plus a balloon repayment of $4,867,200 payable simultaneously with the final installment in the second quarter of 2021, and (ii) $34,400,000 relating to the M/V Gentle Seas and the M/V Peaceful Seas, which is required to be repaid in 28 consecutive quarterly installments of $506,000, plus a balloon repayment of $20,232,000 payable simultaneously with the final installment in the fourth quarter of 2021.

Covenants (as defined in the respective loan agreement):

•	The aggregate fair market value of the mortgaged vessels to outstanding loan ratio shall exceed 125%.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.            Long-Term Debt - Continued

(f)	HSBC Bank Plc (July 2, 2010): On April 8, 2014, the Company signed a supplemental agreement with HSBC Bank Plc ("HSBC") and agreed to amend the definitions of certain financial covenants, to prepay an amount of $800,000 that was prepaid on April 10, 2014, and to reduce the outstanding scheduled quarterly installments from $400,000 to $380,000, commencing from the second quarter of 2014. In addition, on August 1, 2014, the Company agreed with HSBC to extend the existing waivers for the financial covenants relating to the minimum interest and debt service coverage ratios, from June 30, 2014 to December 31, 2015.

The main terms and conditions of the loan agreement dated July 2, 2010, as subsequently amended, are as follows:

•	The loan is secured by a first priority mortgage on the vessel M/V Dream Seas.

•	The loan bears interest at LIBOR, plus a margin of 3.00%.

•	The outstanding loan amount as of December 31, 2014, of $14,460,000 is required to be repaid in 23 consecutive quarterly installments of $380,000, plus a balloon repayment of $5,720,000 payable simultaneously with the final installment in the third quarter of 2020.

Covenants (as defined in the respective loan agreement):

•	The ratio of total net debt to EBITDA shall be applicable and not exceed 9.00:1.00 from January 1, 2016 until December 31, 2016 and 8.00:1.00 thereafter.

•	The ratio of EBITDA to interest expense shall be applicable and not be less than 2.50:1.00 from January 1, 2016 until the final maturity of the facility.

•	The market value adjusted net worth of the Company shall be at least $50,000,000 until December 31, 2013 and $100,000,000 thereafter.

•	The ratio of total net debt to value adjusted total assets shall be applicable and not greater than 0.80:1.00 from January 1, 2014 until the final maturity of the facility.

•	The fair market value of the mortgaged vessel to outstanding loan ratio shall exceed 105% until December 31, 2013, 110% until December 31, 2014 and 120% thereafter.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.            Long-Term Debt - Continued

(g-1)	Nordea Bank Finland Plc (May 5, 2011): On January 7, 2014, we took delivery of our fourth Handysize drybulk vessel; the M/V Proud Seas (refer to Notes 5 and 6). Upon the delivery of the vessel, we drew the total amount of the then undrawn portion of the facility of $25,394,427, by mortgaging both the M/V Priceless Seas and the M/V Proud Seas. On June 10, 2014, the Company completed the refinancing of the M/V Prosperous Seas, the M/V Precious Seas, the M/V Priceless Seas and the M/V Proud Seas as discussed below, and repaid in full the then outstanding indebtedness under its existing syndicated loan facility led by Nordea Bank Finland Plc ("Nordea") dated May 5, 2011.

(g-2)	Nordea Bank Finland Plc (May 6, 2014): On May 6, 2014, the Company completed the documentation for a senior secured loan facility with a syndicate of major European banks led by Nordea in an amount of $160,000,000. This facility will be used for the refinancing of six vessels of its operating fleet (the four Handysize vessels M/V Prosperous Seas, M/V Precious Seas, M/V Priceless Seas and the M/V Proud Seas, and the Panamax vessels M/V Coral Seas and M/V Golden Seas), along with the financing of up to 60% of the market value of the remaining two Ultramax newbuilding drybulk carriers, the Hull numbers DY4050 and DY4052, and two of its Kamsarmax newbuilding drybulk carriers, the Hull numbers YZJ1144 and YZJ1145, that are expected to be delivered between the second and fourth quarter of 2015. On June 10, 2014, the Company completed the refinancing of the six vessels of its operating fleet discussed above. The Company drew a total amount of $81,750,000 and repaid in full the then outstanding indebtedness under its existing loan agreements with Bank of Scotland Plc (dated December 4, 2007) and Nordea (dated May 5, 2011). Such refinancing resulted in the write off of the unamortized financing costs of the respective facilities of $1,027,694, which is included in Interest and finance costs in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2014.

The main terms and conditions of the loan agreement dated May 6, 2014 are as follows:

•	The loan is secured by a first priority mortgage on the vessels: M/V Coral Seas, M/V Golden Seas, M/V Prosperous Seas, M/V Precious Seas, M/V Priceless Seas and M/V Proud Seas.

•	The loan bears interest at LIBOR, plus any mandatory costs, plus a margin of 3.20%.

•	The outstanding loan amount as of December 31, 2014, of $78,273,638 is required to be repaid in 22 consecutive quarterly installments of $1,738,181, plus a balloon repayment of $40,033,656 payable simultaneously with the final installment in the second quarter of 2020.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.            Long-Term Debt - Continued

(g-2)	Nordea Bank Finland Plc (May 6, 2014) - Continued

Covenants (as defined in the respective loan agreement):

•	The Company shall maintain a positive working capital at all times, excluding any balloon repayments of long-term loan facilities.

•	There is available to the Company cash and cash equivalents (including restricted but unpledged cash representing minimum liquidity required to be maintained under any financial indebtedness) which are not subject to any security interest, in an amount of not less than the greater of (i) 6% of total financial indebtedness and (ii) $750,000 per vessel owned on the last day of the relevant test period. In the event that the Company pays any dividend or makes any other form of distribution, after the payment of such dividend or the making of such distribution there is available to the Company cash and cash equivalents in an amount of not less than the greater of (i) 8% of total financial indebtedness and (ii) $1,000,000 per vessel owned on the last day of the relevant test period.

•	The ratio of market value adjusted shareholders' equity to the market value adjusted total assets shall be equal to or greater than 30%.

•	The aggregate fair market value of the mortgaged vessels to outstanding loan ratio shall exceed 135%.

(h)	Senior unsecured notes due 2021: On August 8, 2014, the Company completed the offering of 1,000,000 senior unsecured notes due 2021 ("Notes"), pursuant to its effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The net proceeds from the offering amounted to $23,856,583, net of underwriting discounts and commissions of $812,500, and offering expenses payable by the Company of $330,917. The Notes trade on NASDAQ under the symbol "PRGNL".

The indenture governing the Notes contains certain restrictive covenants, including limitations on asset sales and:
•	Limitation on Borrowings: Net borrowings not to exceed 70% of total assets.
•	Limitation on Minimum Net Worth: Net worth to always exceed $100,000,000.

China Development Bank (May 17, 2013): Following the sale of the 4,800 TEU containership newbuilding as discussed in Note 5, in the first quarter of 2014 the Company mutually agreed with China Development Bank to cancel the corresponding credit facility for the vessel. Such cancelation resulted in the write off of the unamortized financing costs of the respective facility of $483,054, which is included in Interest and finance costs in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2014.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.            Long-Term Debt - Continued

Additional Covenants: Each of the above loan and credit facilities are secured by first priority mortgages on all vessels described in Note 1, first assignments of all freights, earnings and insurances. They also contain covenants that require the Company to maintain adequate insurance coverage and to obtain the lender's consent before it changes the flag, class or management of the vessels, or enter into a new line of business. The facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross‑default to other indebtedness and non-compliance with security documents, and prohibits the Company from paying dividends if the Company is in default on its facilities and if, after giving effect to the payment of the dividend, the Company is in breach of a covenant.

In addition, each of the above loan and credit facilities require a minimum balance of cash and cash equivalents to be maintained at all times with the respective lender, ranging from $400,000 to $750,000 per mortgaged vessel, in excess of any additional cash collateral to be maintained, as defined by the respective loan agreements.

Certain of the above loan and credit facilities restrict the amount of dividends the Company may pay to $0.50 per share per annum and limit the amount of quarterly dividends the Company may pay to 100% of its net income for the immediately preceding financial quarter. In addition, under the existing loan and credit facilities, the Company is required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, 8% of total financial indebtedness or $1,000,000 per vessel. Furthermore, according to the supplemental agreement the Company entered into with Unicredit on March 27, 2015 as discussed above, the Company is not permitted to declare or pay any dividends until all the deferred amounts of the facility's repayment installments have been repaid in full.

Covenants Compliance: As of December 31, 2014, the Company was in compliance with all debt covenants with respect to its debt agreements, with the exception of the security cover ratio covenant contained in the facility with Commerzbank. The respective breach was subsequently cured as in April 2015, the Company agreed with Commerzbank to waive the application of the security cover ratio covenant contained in the facility effective from December 31, 2014 until December 31, 2015 as discussed above.

Given the current drybulk charter rates, it is probable that the Company will not be in compliance with the minimum working capital requirement and the minimum liquidity requirement contained in certain of its loan and credit facilities on the applicable measurement dates in 2015. Furthermore, based on the Company's cash flow projections for 2015, cash on hand and cash provided by operating activities will not be sufficient to cover scheduled debt repayments due in 2015. The Company is currently in negotiations with such lenders to obtain waivers for the affected covenants. The Company is also exploring several alternatives aiming to manage its working capital requirements and other commitments if current drybulk charter rates remain at today's low levels including negotiations for the restructuring of its loans.

Other Information: As of December 31, 2014, the Company had an aggregate borrowing capacity of up to $78,000,000 with respect to the undrawn portion of the syndicated loan facility led by Nordea (dated May 6, 2014), for the partial financing of the outstanding newbuilding program as discussed above.

The interest cost charged for the years ended December 31, 2012, 2013 and 2014 amounted to $5,673,906, $6,129,911 and $7,451,854, respectively.

The capitalized interest for the years ended December 31, 2012, 2013 and 2014 amounted to $611,655, $786,263 and $1,618,836, respectively.

The weighted average interest rate for the years ended December 31, 2012, 2013 and 2014 was 2.76%, 3.21% and 3.53%, respectively.

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

As of December 31, 2013 and 2014, the Company's outstanding interest rate swaps had a combined notional amount of $68,976,781 and $56,208,156, respectively. Details of the interest rate swap agreements which were effective during 2013 and 2014 are outlined below:

Interest rate swaps that did not qualify for hedge accounting:

Counterparty	Effective date	Termination date	Notional amount As of December 31, 2013	Notional amount As of December 31, 2014	Fixed rate	Floating rate
Unicredit Bank AG (1)	August 27, 2010	August 27, 2015	$35,700,000	$25,500,000	2.465%	3-month LIBOR
HSBC Bank Plc (2)	April 10, 2012	April 10, 2017	-	$4,560,000	1.485%	3-month LIBOR
HSH Nordbank AG (3)	May 8, 2012	May 5, 2017	-	$9,562,500	1.220%	3-month LIBOR
Nordea Bank Finland Plc (4)	May 4, 2012	March 31, 2017	-	$5,918,792	1.140%	3-month LIBOR
Nordea Bank Finland Plc (5)	June 18, 2012	May 4, 2017	-	$5,885,615	1.010%	3-month LIBOR
HSH Nordbank AG (6)	August 6, 2012	May 5, 2017	-	$4,781,250	0.980%	3-month LIBOR
TOTAL			$35,700,000	$56,208,157

Interest rate swaps that qualified for hedge accounting:

Counterparty	Effective date	Termination date	Notional amount As of December 31, 2013	Notional amount As of December 31, 2014	Fixed rate	Floating rate
HSBC Bank Plc (2)	April 10, 2012	April 10, 2017	$5,040,000	-	1.485%	3-month LIBOR
HSH Nordbank AG (3)	May 8, 2012	May 5, 2017	$10,312,500	-	1.220%	3-month LIBOR
Nordea Bank Finland Plc (4)	May 4, 2012	March 31, 2017	$6,401,958	-	1.140%	3-month LIBOR
Nordea Bank Finland Plc (5)	June 18, 2012	May 4, 2017	$6,366,073	-	1.010%	3-month LIBOR
HSH Nordbank AG (6)	August 6, 2012	May 5, 2017	$5,156,250	-	0.980%	3-month LIBOR
TOTAL			$33,276,781	-

(1) The notional amount reduces by $2,550,000 on a quarterly basis up until the expiration of the interest rate swap.
(2) The notional amount reduces by $120,000 on a quarterly basis up until the expiration of the interest rate swap.
(3) The notional amount reduces by $187,500 on a quarterly basis up until the expiration of the interest rate swap.
(4) The notional amount reduces by $120,792 on a quarterly basis up until the expiration of the interest rate swap.
(5) The notional amount reduces by $120,115 on a quarterly basis up until the expiration of the interest rate swap.
(6) The notional amount reduces by $93,750 on a quarterly basis up until the expiration of the interest rate swap.

Following the $800,000 prepayment to HSBC and the refinancing of the loan agreements with HSH dated July 31, 2008 and Nordea dated May 5, 2011 as discussed in Note 9, the Company reassessed the criteria for hedge accounting with respect to the corresponding interest rate swaps and concluded that same were no longer met. Accordingly, all the above interest rate swaps did not qualify for hedge accounting as of December 31, 2014.

11.            Financial Instruments and Fair Value Disclosures

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, an investment in affiliate and marketable securities available for sale. The principal financial liabilities of the Company consist of long-term bank loans, senior unsecured notes due 2021, interest rate swaps, trade accounts payable, amounts due to related parties and accrued liabilities.

(a) Interest rate risk: The Company's long-term bank loans are based on LIBOR and hence the Company is exposed to movements in LIBOR. The Company entered into interest rate swap agreements, discussed in Note 10, in order to hedge its variable interest rate exposure.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

11.            Financial Instruments and Fair Value Disclosures - Continued

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade receivables, amounts due from related parties and cash and cash equivalents. The Company limits its credit risk with trade receivables by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade receivables. In addition, the Company also limits its exposure by diversifying among customers. The amounts due from related parties mainly relate to advance payments to Allseas to cover working capital equal to one month's worth of estimated operating expenses. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments. However, the Company limits its exposure by diversifying among counterparties considering their credit ratings.

(c) Fair value: The carrying values of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, trade accounts payable, amounts due to related parties and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans approximate their carrying value, predominantly due to the variable interest rate nature thereof. Derivative financial instruments are stated at fair values.

The Company's Notes trade on NASDAQ under the symbol "PRGNL" and therefore are considered Level 1 items in accordance with the fair value hierarchy. As of December 31, 2014, the fair value of the Company's Notes based on their quoted close price of $17.00 per Note was $17,000,000 in the aggregate.

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

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains / (losses) in the consolidated statements of comprehensive income / (loss) and shareholders' equity are shown below:

Derivative Instruments – Balance Sheet Location

		December 31, 2013	December 31, 2014
	Balance Sheet Location	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Non-Current Assets – Interest rate swaps	$(87,295)	$-
Interest rate swaps	Current liabilities – Interest rate swaps	294,505	-
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	22,683	-
	Subtotal	$229,893	$-

Derivatives not designated as hedging instruments
Interest rate swaps	Non-Current Assets – Interest rate swaps	$-	$(66,475)
Interest rate swaps	Current liabilities – Interest rate swaps	685,960	589,896
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	359,433	17,369
	Subtotal	$1,045,393	$540,790

Total derivatives		$1,275,286	$540,790

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

11.	Financial Instruments and Fair Value Disclosures - Continued

Effect of Derivative Instruments designated as hedging instruments

Gain Recognized in Accumulated Other Comprehensive Loss – Effective Portion

	Year Ended December 31,
	2013	2014
Interest rate swaps	$131,112	$131,238
Total	$131,112	$131,238

Location of Loss Transferred from Accumulated Other Comprehensive Loss in Statements of Comprehensive Loss – Effective Portion

		Year Ended December 31,
		2013	2014
Interest rate swaps – Realized Loss	Interest and finance costs	$(312,069)	$(98,656)
Total		$(312,069)	$(98,656)

There was no ineffective portion of the gain / (loss) on the hedging instruments for the years ended December 31, 2013 and 2014.

Effect of Derivative Instruments not designated as hedging instruments

		Year Ended December 31,
	Location of Gain / (Loss) Recognized	2013	2014
Interest rate swaps – Fair value	Loss on derivatives, net	$834,829	$504,602
Interest rate swaps – Realized Loss	Loss on derivatives, net	(930,117)	(892,342)
Net loss on derivatives		$(95,288)	$(387,740)

Financial Instruments and Assets that are measured at fair value on a recurring basis

Interest rate swaps

The fair value of the Company's interest rate swap agreements (refer to Note 10) is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company's interest rate swaps as of December 31, 2013 and 2014.

	Significant Other Observable Inputs (Level 2)
Financial Instruments	December 31, 2013	December 31, 2014
Interest rate swaps – asset	$(87,295)	$(66,475)
Interest rate swaps – liability	1,362,581	607,265
Total	$1,275,286	$540,790

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

11.	Financial Instruments and Fair Value Disclosures - Continued

Financial Instruments and Assets that are measured at fair value on a recurring basis - Continued

Marketable securities – shares of Korea Line Corporation ("KLC"):

The number of KLC shares held by the Company was 65,896 and 44,550 as of December 31, 2013 and 2014, respectively. These marketable securities have readily determinable fair values and are classified as available for sale. Such marketable securities are measured subsequently at fair value in the accompanying consolidated balance sheets. Unrealized gains / (losses) from available for sale securities are excluded from the statement of comprehensive income / (loss) and are recognized in accumulated other comprehensive income / (loss) until realized.

Pursuant to the amended KLC rehabilitation plan, on May 9, 2013, 58,483 additional shares of KLC were issued to the Company, increasing the total number of KLC shares held by the Company to 65,896. Based on the closing price of KLC shares as of May 9, 2013, the fair value of the 58,483 additional KLC shares was $3,113,306, which was recognized as gain from marketable securities, net and is included in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2013. The decline of the fair value of the total 65,896 KLC shares as of September 30, 2013 and December 31, 2013, based on the respective latest publicly available information, was considered as other than temporary and therefore an aggregate loss of $1,911,212 was recognized. The respective loss is included in gain from marketable securities, net in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2013, after reclassifying this amount from the Company's other comprehensive income / (loss).

In 2014, the Company sold a total of 21,346 KLC shares at an average sale price of $23.52 per share. Following the sale of such shares, the number of KLC shares held by the Company was 44,550. The total cash received from the sale of these shares amounted to $498,056, net of commissions. A loss from marketable securities, net, of $25,529 was recorded for the year ended December 31, 2014, after reclassifying same from the Company's other comprehensive income / (loss).

The fair value of the 44,550 KLC shares as of December 31, 2014, based on the respective latest publicly available information, was $955,535. The corresponding loss on change in the fair value of $137,208 was recognized in other comprehensive income / (loss).

Furthermore, in April 2015, the Company sold an additional 18,133 KLC shares at an average sale price of $22.62 per share. Following the sale of such shares, the number of KLC shares held by the Company was 26,417. The total cash expected to be received from the sale of these shares amounts to $406,808, net of commissions (based on U.S. dollar/KRW exchange rate of $1.000:KRW1,096.92 as of April 15, 2015).

Location of Recognized Gain / (Loss) from Marketable Securities

		Year Ended December 31,
	Location of Gain / (Loss) Recognized	2013 Gain / (Loss)	2014 Gain / (Loss)
Marketable securities – Initial measurement	(Gain) / loss from marketable securities, net	$3,113,306	$-
Marketable securities – Realized Loss	(Gain) / loss from marketable securities, net	(1,911,212)	(25,529)
Net gain / (loss) from marketable securities		$1,202,094	$(25,529)

The fair value of the KLC shares is based on quoted prices of KLC share of stock (Korea SE: KS) and is considered to be determined through Level 1 inputs of the fair value hierarchy.

The following table summarizes the valuation of the KLC shares as of December 31, 2013 and 2014.

	Quoted Prices in Active Markets (Level 1)
Financial Assets	December 31, 2013	December 31, 2014
KLC Shares – Marketable Securities	$1,616,329	$955,535

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

11.	Financial Instruments and Fair Value Disclosures - Continued

Financial Assets that are measured at fair value on a non-recurring basis

Investment in Box Ships Inc.:

For the years ended December 31, 2013 and 2014, in accordance with the accounting guidance relating to loss in value of an investment that is other than a temporary decline, the Company recognized an impairment loss on its investment in Box Ships' common shares.

The decline in the fair value of the investment in Box Ships based on the closing price of Box Ships' common share as of September 30, 2013 and December 31, 2013, was considered as other than temporary and therefore an aggregate loss of $8,229,551 was recognized. The respective loss is included in loss on investment in affiliate in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2013.

The decline in the fair value of the investment in Box Ships based on the closing price of Box Ships' common share as of March 31, 2014, June 30, 2014 and December 31, 2014, was considered as other than temporary and therefore an aggregate loss of $8,618,664 was recognized. The respective loss is included in loss on investment in affiliate in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2014.

Location of Impairment Loss on Investment in Affiliate

		Year Ended December 31,
	Location of Loss Recognized	2013	2014
Dilution effect	Loss on investment in affiliate	$(390,821)	$(221,679)
Impairment loss	Loss on investment in affiliate	(8,229,551)	(8,618,664)
Loss on investment in affiliate		$(8,620,372)	$(8,840,343)

The fair value of the investment in Box Ships is based on quoted prices of Box Ships share of stock (NYSE: TEU) and is considered to be determined through Level 1 inputs of the fair value hierarchy.

The following table summarizes the valuation of the Company's investment in Box Ships as of December 31, 2013 and 2014.

	Quoted Prices in Active Markets (Level 1)
Financial Assets	December 31, 2013	December 31, 2014
Investment in equity affiliate – Box Ships Inc.	$11,309,375	$2,956,250

The fair value of the investment in Box Ships, based on the closing price of Box Ships' common share on the NYSE on April 15, 2015, of $1.06, was $3,643,750.

As of December 31, 2013 and 2014, the Company did not have any assets or liabilities measured at fair value on a recurring or non-recurring basis, other than the ones discussed above.

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

Each holder of Class A common shares is entitled to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of Class A common shares are entitled to receive ratably all dividends, if any, declared by the Company's Board of Directors out of funds legally available for dividends. Upon dissolution, liquidation or sale of all or substantially all of the Company's assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, Class A common shareholders are entitled to receive pro rata the Company's remaining assets available for distribution. Holders of Class A common shares do not have conversion, redemption or pre-emptive rights.

On December 24, 2012, the Company entered into an agreement to sell 4,901,961 newly-issued Class A common shares to Innovation Holdings, an entity beneficially owned by Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, for a total consideration of $10,000,000. The transaction closed on December 24, 2012. In addition, Innovation Holding also received customary registration rights in respect of the common shares it received in the private placement. The documentation entered into in connection with the private placement was approved by the independent member of the Company's Board of Directors.

Effective February 15, 2013, 98,039 Class A common shares, representing the 2.0% of the 4,901,961 newly-issued Class A common shares sold to Innovation Holdings discussed above, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on February 15, 2013, was $335,784, which was recorded as share based compensation and is included in Management fees – related party in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2013.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.            Capital Structure - Continued

(a)            Common Stock - Continued

On September 27, 2013, the Company completed a public offering of 6,000,000 of its Class A common shares at $5.75 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 782,609 additional common shares. The net proceeds from the offering, which amounted to $31,881,984, net of underwriting discounts and commissions of $2,070,000 and other offering expenses of $548,016, would be used to fund the initial deposits and other costs associated with the purchase of two Ultramax newbuilding drybulk carriers, the Hull numbers DY152 and DY153, as discussed in Note 5, and general corporate purposes. In connection with the offering, effective September 27, 2013, 120,000 Class A common shares, representing the 2.0% of the 6,000,000 Class A common shares sold in the public offering, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on September 27, 2013, was $714,000, which was recorded as share based compensation and is included in Management fees – related party in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2013.

On February 18, 2014, the Company completed a public offering of 6,785,000 of its Class A common shares at $6.25 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 885,000 additional common shares. The net proceeds from the offering amounted to $39,741,152, net of underwriting discounts and commissions and other offering expenses payable by the Company. In connection with the offering, effective February 18, 2014, 135,700 Class A common shares, representing the 2.0% of the 6,785,000 Class A common shares sold in the public offering, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on February 18, 2014, was $880,015, which was recorded as share based compensation and is included in Management fees – related party in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2014.

On May 12, 2014, the Company's Board of Directors authorized a share buyback program of up to $10,000,000 for a period of twelve months. The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares. Pursuant to the share buyback program, as of December 31, 2014, the Company had purchased and cancelled 30,000 of its common shares at an average price of $5.6820 per share.

As of December 31, 2013 and 2014, the Company had a total of 17,669,442 and 24,809,142 Class A common shares outstanding, respectively, and no other class of shares outstanding.

(b)            Preferred Stock:

Under the amended and restated articles of incorporation, the Company's authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.001 per share, and there was none issued and outstanding at December 31, 2013 and 2014.

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

On March 26, 2014, the Company's Board of Directors approved to cancel the remaining Class A common shares reserved for issuance under the equity incentive plan.

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

(a)            Options

As of December 31, 2013 and 2014, there were 2,800 options with an exercise price of $120.00 outstanding and exercisable, which vested in 2010. Their weighted average remaining contractual life was 1.89 years as of December 31, 2014.

There were no unvested share options as of December 31, 2013 and 2014.

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

The accounting guidance relating to the Share based payments describes two generally accepted methods of accounting for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the "accelerated method", which treats an award with multiple vesting dates as multiple awards and results in a front‑loading of the costs of the award and 2) the "straight-line method" which treats such awards as a single award. Management has selected the straight-line method with respect to the non-vested share awards because it considers each non-vested share award to be a single award and not multiple awards, regardless of the vesting schedule. Additionally, the "front‑loaded" recognition of compensation cost that results from the accelerated method implies that the related employee services become less valuable as time passes, which management does not believe to be the case. The grant date fair value is considered to be the average between the relevant highest and lowest price recorded on the grant date.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

13.            Share Based Payments - Continued

Equity incentive plan - Continued

(b)            Non-vested share awards - Continued

The details of the non-vested share awards as of December 31, 2014, are outlined as follows:

Equity incentive plan – October 11, 2006

Grant date	Final Vesting date	Total shares granted	Grant date fair value	Shares cancelled	Shares vested	Non-vested share awards
November 26, 2013	December 31, 2015	200,000	$5.165	-	100,000	100,000
November 26, 2013	December 31, 2015	12,000	$5.165	-	6,000	6,000
December 19, 2013	December 31, 2015	16,000	$6.380	-	8,000	8,000
January 31, 2014	December 31, 2015	32,000	$6.670	3,000	14,500	14,500
TOTAL		260,000		3,000	128,500	128,500

Equity incentive plan – March 26, 2014

Grant date	Final Vesting date	Total shares granted	Grant date fair value	Shares cancelled	Shares vested	Non-vested share awards
December 10, 2014	December 31, 2016	200,000	$2.440	-	-	200,000
December 10, 2014	December 31, 2016	20,000	$2.440	-	-	20,000
TOTAL		220,000		-	-	220,000

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

13.            Share Based Payments - Continued

Equity incentive plan - Continued

(b)            Non-vested share awards - Continued

A summary of the activity for non-vested share awards for the year ended December 31, 2014 is as follows:

	Number of Shares	Weighted Average Fair Value
Non-vested, December 31, 2013	339,000	$4.75
Granted	252,000	3.64
Cancelled	(3,000)	6.67
Vested	(239,500)	4.63
Non-vested, December 31, 2014	348,500	$4.15

The remaining unrecognized compensation cost amounting to $1,189,936 as of December 31, 2014, is expected to be recognized over the remaining weighted average period of 1.3 year, according to the contractual terms of those non-vested share awards.

On February 26, 2015, 70,000 non-vested Class A common shares were granted to employees of Allseas, with a grant date fair value of $1.865 per share, which will vest ratably over a two-year period commencing on December 31, 2015.

On March 17, 2015, 30,000 non-vested Class A common shares were granted to executive officers of Allseas, with a grant date fair value of $1.310 per share, which will vest ratably over a two-year period commencing on December 31, 2015.

Share based compensation amounted to $2,536,702, $805,469 and $986,416 for the years ended December 31, 2012, 2013 and 2014, respectively and is included in general and administrative expenses.

14.            Gain from Vessel Early Redelivery and Other (Income) / Expenses

Gain from vessel early redelivery represents income recognized in connection with the early termination of period time charters resulting from a request of the respective vessel charterers for which the Company received cash compensation of $0, $2,267,818 and $0 in 2012, 2013 and 2014, respectively.

Other income for the year ended December 31, 2012, relates mainly to claim recoveries for damages that had been incurred in one of the Company's vessels of $703,422, and to a cash compensation of $29,137 received from KLC as the first annual installment in connection with the settlement agreement dated September 15, 2011.

Other income for the year ended December 31, 2013, relates mainly to a cash compensation of $402,596 received from KLC representing the present value of the total outstanding cash payments the Company was entitled to receive in connection with the settlement agreement dated September 15, 2011 and pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court in March 2013, and to claim recoveries of $218,634 relating to a dispute regarding one of the Company's vessels.

During the third quarter of 2014, the Company recognized a charge of $250,283, in relation to a special contribution, which was paid in October 2014. According to the Greek Law 4301/2014, the charge is a voluntary contribution calculated based on the carrying capacity of the Company's fleet, and is payable annually for four fiscal years, until 2017. The special contribution is included in Other expenses in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2014.

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

If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its "U.S. source shipping income," imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. For 2012, 2013 and 2014, the Company qualified for the benefits of Section 883.

16.            Earnings per Share ("EPS")

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2012, 2013 and 2014:

Basic EPS – Class A Common Shares

The two class method EPS is calculated as follows:

	Years Ended December 31,
Numerators	2012	2013	2014
Net loss	$(17,557,125)	$(16,953,032)	$(51,796,181)
Less: Net loss attributable to non-vested share awards	444,326	351,877	832,333
Net loss attributable to common shareholders	$(17,112,799)	$(16,601,155)	$(50,963,848)

Denominators
Weighted average common shares outstanding, basic and diluted	6,035,910	12,639,128	23,326,062

Net loss per common share, basic and diluted:	$(2.84)	$(1.31)	$(2.18)

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

The Company excluded the dilutive effect of 2,800 (2012 and 2013: 2,800) stock option awards, and 348,500 (2012: 58,335 and 2013: 339,000) non-vested share awards in calculating dilutive EPS for its Class A common shares as their effect was anti-dilutive.

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

Rental Expense

In relation to the rental agreement with Granitis as discussed in Note 4, fixed future minimum non-cancelable rent commitments as of December 31, 2014, based on the Euro/U.S. dollar exchange rate of €1.0000:$1.2140 as of December 31, 2014, amount to:

For the year ending	Amount
December 31, 2015	$44,508
December 31, 2016	44,508
December 31, 2017	33,381
Total	$122,397

Charter Hire

Future minimum charter hire receipts, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2014, net of commissions are:

For the year ending	Amount
December 31, 2015	$4,308,843
Total	$4,308,843

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

Newbuildings

Future newbuilding installments based on the non-cancelable newbuilding contracts as of December 31, 2014 are:

For the year ending	Amount
December 31, 2015	$101,700,617
Total	$101,700,617

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

18.            Subsequent Events

Related Party Agreements

In January 2015, the Company's vessel owning subsidiaries signed amended and restated management agreements with Allseas, and brokerage services agreements with Seacommercial, as discussed in Note 4.

Inactive Non-Vessel Owning Subsidiaries

In March and April 2015, the Company proceeded with the dissolution of certain inactive non-vessel owning subsidiaries, as discussed in Note 1.

Loan and Credit Facilities

In March and April 2015, the Company agreed with Unicredit and Commerzbank to amend certain terms of the facilities, including the deferral or the partial deferral of certain scheduled quarterly installments, and the waiver of certain financial and security cover ratio covenants, as discussed in Note 9.

In addition, on March 27, 2015, the Company agreed with Bank of Ireland to waive 50% of the installment due in the first quarter of 2015, until April 30, 2015, as discussed in Note 9.

Sale of KLC Shares

In April 2015, the Company sold a total of 18,133 KLC shares at an average sale price of $22.62 per share, as discussed in Note 11.