Form 20-F
period 2015-12-31
Paragon Shipping Inc.
filed 2016-05-12
CIK 1401112

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

Commission file number 001-33655

PARAGON SHIPPING INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive offices)

Aikaterini Stoupa, +30 210 891 4600, k.stoupa@paragonshipping.gr

15 Karamanli Ave., GR 166 73, Voula, Greece

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, $0.001 par value	Nasdaq Capital Market
Preferred stock purchase rights	Nasdaq Capital Market
8.375% Senior Notes due 2021	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, there were 664,458 shares of the registrant’s Common Stock, par value $0.001 per share, outstanding.

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

☒Yes ☐No

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

 ii

 iii

FORWARD-LOOKING STATEMENTS

Paragon Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions identify forward-looking statements. The Company assumes no obligation to update or revise any forward-looking statements. Forward-looking statements in this annual report on Form 20-F and written or oral forward-looking statements attributable to the Company or its representatives after the date of this Form 20-F are qualified in their entirety by the cautionary statement contained in this paragraph and in other reports hereafter filed by the Company with the Securities and Exchange Commission, or the SEC.

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the drybulk shipping industry, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the SEC.

Please note in this annual report, references to “we,” “us,” “our,” and “the Company,” all refer to Paragon Shipping Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires.

Unless otherwise noted, all the per share prices of our common stock in this annual report are presented taking into effect the 1-for -38 reverse split effective on March 1, 2016.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data, which are stated in U.S. dollars, other than share data, as of and for the years ended December 31, 2011, 2012, 2013, 2014 and 2015. The selected data is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Our audited consolidated statements of operations, shareholders’ equity / (deficit) and cash flows for the years ended December 31, 2013, 2014 and 2015, and the consolidated balance sheets at December 31, 2014 and 2015, together with the notes thereto, are included elsewhere in this annual report. The following data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

Following the (i) one share for ten (10) share reverse stock split that was effective on November 5, 2012, and (ii) the one share for thirty-eight (38) share reverse stock split that was effective on March 1, 2016, all share and per share amounts disclosed in this annual report, including the table below and in our consolidated financial statements included at the end of this annual report, have been retroactively restated to reflect this change in capital structure. Please refer to “Item 4. Information on the Company – A. History and development of the Company.”

STATEMENT OF COMPREHENSIVE LOSS DATA
(Expressed in United States Dollars, except for share data)	2011	2012	2013	2014	2015
Net revenue	$86,907,967	$50,300,679	$56,256,756	$54,763,678	$33,715,955
Operating income / (loss)	(275,225,740)	2,293,932	(2,954,345)	(33,831,017)	(264,662,870)
Net loss	(283,498,759)	(17,557,125)	(16,953,032)	(51,796,181)	(268,707,322)
Comprehensive loss	(283,498,759)	(18,184,229)	(16,585,739)	(51,687,356)	(268,556,336)

Loss per Class A common share, basic and diluted	$(1,809.18)	$(107.92)	$(49.78)	$(82.84)	$(409.93)
Weighted average number of Class A common shares, basic and diluted	152,469	158,840	332,609	613,844	644,260
Dividends declared per Class A common share	$19	—	—	—	—

OTHER FINANCIAL DATA	Year ended December 31,
(Expressed in United States Dollars)	2011	2012	2013	2014	2015
Net cash from / (used in) operating activities	$45,467,429	$13,376,809	$4,563,696	$(6,181,843)	$(7,262,133)
Net cash from / (used in) investing activities	43,673,793	(15,702,244)	(6,441,495)	(104,546,565)	23,087,022
Net cash (used in) / from financing activities	(109,365,640)	5,438,803	15,502,871	86,456,958	(22,855,396)

BALANCE SHEET DATA	As of December 31,
(Expressed in United States Dollars)	2011	2012	2013	2014	2015
Total current assets	$37,457,564	$31,333,204	$44,220,084	$26,688,017	$22,203,738
Total assets (1)	429,973,660	417,378,873	417,248,859	456,604,166	107,240,711
Total current liabilities (1)	40,346,943	21,857,537	23,215,019	27,760,258	152,428,834
Long-term debt (1)	167,135,626	178,633,246	161,000,947	206,425,996	-
Total liabilities (1)	208,749,513	201,858,360	184,598,082	234,203,623	152,428,834
Capital stock	160	289	465	653	665
Total shareholders’ equity / (deficit) / net assets	221,224,147	215,520,513	232,650,777	222,400,543	(45,188,123)

(1) In order to conform with the current year presentation, the Company has eliminated deferred finance costs, net, previously included in Other Assets, and has decreased the amount of current and long-term portion of debt

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to us, the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends, if any, or the trading price of our common shares.

Industry Specific Risk Factors

The drybulk shipping industry is cyclical and volatile, with charter hire rates and profitability currently at depressed levels, and the recent global economic recession has resulted in decreased demand for drybulk shipping, which has and may continue to negatively impact our operations.

The drybulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk carriers varies widely; however, the continued downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charter hire rates for drybulk vessels have declined significantly from historically high levels in 2008. Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for drybulk cargoes carried internationally at sea, including coal, iron ore, grain and minerals. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. We cannot assure you that we will be able to successfully charter our newbuilding vessels, which are scheduled to be delivered in the third and fourth quarters of 2016 by Jiangsu Yangzijiang Shipbuilding Co., or Yangzijiang, at rates sufficient to allow us to meet our obligations, or at all. If the current low hire rates continue, management may have to decide to refuse to take the scheduled delivery of the newbuildings from Yangzijiang, which may required us to forego deposits on construction, which amounted to an aggregate of $27.5 million as of the date of this annual report, and we may result in default damages and other incidental costs and expenses.

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

The downturn in the drybulk carrier charter market has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may adversely affect our ability to comply with debt covenants.

The downturn in the drybulk charter market, from which we derive our revenues, has severely affected the entire drybulk shipping industry and our business. The Baltic Dry Index, or the BDI, an index published by the Baltic Exchange Limited of shipping rates for key drybulk routes, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since that time. During 2014, the BDI remained volatile, ranging from a high of 2,113 to a low of 723. In 2015, the BDI fluctuated in a range between 471 and 1,222. During the first four months of 2016, the BDI has remained volatile, ranging from a low of 290 (which is the lowest point ever recorded on February 10, 2016) and has since increased to 616 as of May 9, 2016.

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

The decline and volatility in charter rates in the drybulk market also affects the value of our drybulk vessels, which follows the trends of drybulk charter rates, and earnings on our charters, and similarly, affects our cash flows, liquidity and ability to comply with the financial and security coverage ratio covenants that we expect will be contained in our debt agreements. There can be no assurance as to how long charter rates and vessel values will remain at their current levels and the market could decline. If charter rates and vessel values in the drybulk market decline further or remain at low levels for any significant period in 2016, this will have an adverse effect on our revenues, profitability, cash flows and our ability to maintain compliance with the financial and security coverage ratio covenants that we expect will be contained in our debt agreements.

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

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. Over the past five years, credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity. While credit conditions are improving, global financial markets and economic conditions have been, and continue to be, disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at lower levels compared to the period preceding 2008. As of December 31, 2015, we had total outstanding indebtedness of $144.7 million under our debt agreements, which include our credit and loan facilities and the indenture governing our 8.375% Senior Notes due 2021, or our Notes.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2014 was 7.4%, down from a growth rate of 7.7% in 2013, and remained below pre-2008 levels. In 2015, China’s economy grew by 6.9%, a growth which is forecasted to continue to slow during 2016. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our results of operations and ability to grow our fleet would be impeded by a continuing or worsening economic downturn in any of these countries.

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

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Our vessels may be deployed on routes involving trade in and out of emerging markets, and our charterers’ shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on our charterers’ business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for drybulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

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

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

World events could adversely affect our results of operations and financial condition.

Terrorist attacks and the threat of future terrorist attacks around the world may cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the MT Limburg, a vessel unaffiliated with us, in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably, which may have a material adverse effect on our business, prospects, financial conditions, liquidity and results of operations.

The international shipping market is highly competitive, capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we have. Competition for the transportation of drybulk cargo is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have, could enter the drybulk shipping industry and operate larger fleets than we do through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, off the coast of West Africa and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2014 as compared to 2013, the frequency increased in early 2015 and sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as “war risk” zones, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, our reputation and the market for our common shares could be adversely affected.

From time to time on our charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, amended the Iran Sanctions Act. Among other things, CISADA introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action,” or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. initially extended the JPOA until November 24, 2014, and it has since extended it until June 30, 2016.

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

The market supply of drybulk carriers has been increasing in large part as a result of the delivery of numerous newbuilding orders over the last few years, and the number of drybulk carriers on order still remains significant. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2015. As of end of March 2016, the orderbook of new drybulk vessels scheduled to be delivered represented approximately 15% of the world drybulk fleet at that time, with most vessels on the orderbook expected to be delivered during the next three years.

An over-supply of drybulk carrier capacity, particularly in conjunction with the currently reduced level of demand for drybulk shipping, may result in a further reduction of charter hire rates or prolong the period during which low charter hire rates prevail. If the current low charter rate environment persists or worsens and the drybulk global fleet capacity increases due to the delivery of newbuildings or further redeployment of previously idle vessels, we may not be able to charter our drybulk newbuilding vessels that are scheduled to be delivered to us during the third and fourth quarters of 2016 for which we have not yet arranged employment.

The market value of our vessels has declined and may further decline, which could limit the amount of funds that we can borrow and has triggered and could in the future trigger breaches of certain financial and security coverage ratio covenants that we expect will be contained in future debt agreements and we may incur a loss if we sell vessels following a decline in their market value.

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

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines further, we may not be in compliance with certain covenants that we expect will be contained in debt agreements and we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with covenants that we expect will be contained in our debt agreements, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels. Furthermore, if we sell any of our owned vessels at a time when prices are depressed, our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at a price less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. In addition, if vessel values persist or decline further, we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.

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

The hull and machinery of every commercial vessel must be certified as being “in class” by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every two and a half to five years for inspection of its underwater parts.

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

These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings. The involvement of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in our vessels being denied access to, or detained in, certain ports.

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. Each of the vessels that has been delivered to us is ISM Code-certified. However, if we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of our vessels are denied access to, or are detained in, certain ports, our revenues may be adversely impacted.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. For example, in November 2012, one of our vessels was arrested due to a prior sub-charterer’s unsettled bunkering expenses. The respective vessel was detained for approximately 19 days and was released in December 2012, after the issuance of a letter of guarantee from Allseas Marine S.A., or Allseas, a company controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, that is responsible for the commercial and technical management functions for our fleet and provides the services of our executive officers, and continued its employment. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

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

Any charters that we may enter into in the future may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.

Company Specific Risk Factors

We will not have any vessel operation from May 2016 until we take delivery of newbuilding vessels scheduled to be delivered in the third and fourth quarter of 2016.

We have sold all of our vessels to certain unrelated parties and an entity controlled by Mr. Michael Bodouroglou during 2015 and the first five months of 2016 in order to settle indebtedness with our bank lenders and for the purpose of improving our liquidity. We did not take delivery of the Ultramax newbuilding drybulk carrier with Hull number DY4050 from Yangzhou Dayang Shipbuilding Co. Ltd., or Dayang, that was scheduled to be delivered in the fourth quarter of 2015. On April 28, 2016, Dayang served us fourteen days’ notice of delivery for the newbuilding with Hull number DY4050 for delivery on May 12, 2016, and as per the terms of the contract, Dayang resent the fourteen days’ notice for vessel’s delivery on May 23, 2016. Our current financial position does not allow us to take delivery of the newbuilding vessel, which constitutes an event of default, resulting in a claim of more than $18.0 million against us in respect of the third (delivery) instalment, interest and costs. In January 2016, we also sent notices of cancellation to Dayang in respect of the Ultramax newbuilding drybulk carrier with Hull number DY4052 that was also scheduled to be delivered at the end of December 2015. Dayang rejected such cancellation notices and we are in arbitration. If we are not successful in arbitration, our potential liability relating to the third (delivery) instalment exceeds $18.0 million (excluding legal costs which are estimated to exceed $1.0 million). Depending on the jurisdiction, Dayang may seek to obtain security of its damages against the assets of the associated or sister companies and/or the parent company. Pursuant to our contract with Yangzijiang for the construction of three Kamsarmax newbuilding drybulk carriers, the three Kamsarmax newbuilding drybulk carriers are scheduled for delivery between the third and fourth quarter of 2016. Unless we acquire other vessels, we will not be able to generate any new revenue from May 2016 till the chartering of the newbuilding vessels to be delivered. We cannot assure you that we will be able to successfully charter our newbuilding vessels at rates sufficient to allow us to meet our obligations or at all. If the current low hire rates persist, management may have to decide to refuse to take the scheduled delivery of the newbuildings from Yangzijiang, which may result in default damages and other incidental costs and expenses as well as postpone our revenue generation.

We may incur significant liability from the dispute with Yangzhou Dayang Shipbuilding Co. Ltd.

We did not take delivery of the Ultramax newbuilding drybulk carrier with Hull number DY4050 from Dayang, that was scheduled to be delivered in the fourth quarter of 2015. On April 28, 2016, Dayang served us fourteen days’ notice of delivery for the newbuilding with Hull number DY4050 for delivery on May 12, 2016, and as per the terms of the contract, Dayang resent the fourteen days’ notice for vessel’s delivery on May 23, 2016. Our current financial position does not allow us to take delivery of the newbuilding vessel, which constitutes an event of default, resulting in a liability relating to the third (delivery) instalment, interest and costs which exceeds $18.0 million. In January 2016, we also sent notices of cancellation to Dayang in respect of the Ultramax newbuilding drybulk carrier with Hull number DY4052 that was also scheduled to be delivered at the end of December 2015. Dayang rejected such cancellation notices and we are in arbitration. If we are not successful in arbitration, our potential liability relating to the third (delivery) instalment exceeds $18.0 million (excluding legal costs which are estimated to exceed $1.0 million). Depending on the jurisdiction, Dayang may seek to obtain security of its damages against the assets of the associated or sister companies and/or the parent company.

We are not in compliance with the covenants related to the Notes and are currently in default under our obligations to the holders of our Notes. Our continued operation between May 2016 and the resumption of our vessel chartering operation in the future is dependent upon our ability to convert the outstanding Notes to shares of our common stock.

We are in default under our obligations to the holders of the Notes for accrued unpaid interest of approximately $0.5 million originally due in February 2016. In addition, our Notes require us to satisfy certain covenants that we are not in compliance with. Specifically, we are not in compliance with covenants related to (i) net borrowings to total assets and (ii) minimum net worth. We have experienced net losses and have a shareholders’ deficit, which have affected, and which are expected to continue to affect, our ability to satisfy our obligations under the Notes. We have also been unable to generate positive cash flows from operating activities. For the years ended December 31, 2014 and 2015, the Company’s net cash used in operating activities was approximately $6.2 million and $7.3 million, respectively. As of December 31, 2015, our cash and cash equivalents were nil and current liabilities amounted to approximately $152.4 million, including approximately $144.7 million of debt. Our current financial situation is such that it does not allow us to make interest payments on our Notes.

As a result of the foregoing breaches, our Notes are subject to acceleration. If the amounts outstanding under our Notes are accelerated, it will be very difficult in the current financing environment for us to refinance our Notes or obtain additional financing to pay off the Notes.

Our continued operation is dependent upon our ability to convert the outstanding Notes to shares of our common stock through the exchange agreements, which we are currently in the process of attempting to secure. We cannot assure you that we will successfully exchange all the outstanding Notes to shares of our common stock, in which event, our Notes will be subject to acceleration.

The substantial and continuing losses, our working capital deficit and our significant operating expenses incurred in the past few years may cause us to be unable to pursue all of our operational objectives if sufficient financing, cash from revenues and/or the exchange of Notes to shares of our common stock is not realized. This raises doubt as to our ability to continue as a going concern.

We have a net loss of approximately $268.7 million in 2015, compared to approximately $51.8 million in 2014. We had a working capital deficit of approximately $130.2 million as of December 31, 2015, compared to working capital deficit of $1.1 million as of December 31, 2014, as adjusted to reflect the reclassification of a portion of deferred financing costs against the current portion of long-term debt.

Although we have previously been able to attract financing as needed, such financing may not continue to be available at all, or if available, on reasonable terms as required. Further, the terms of such financing may be dilutive to existing shareholders or otherwise on terms not favorable to us or existing shareholders. If we are unable to secure additional financing, as circumstances require, or do not succeed in meeting our chartering objectives and/or successfully exchange the Notes to shares of our common stock, we may be required to change, significantly reduce our operations or ultimately may not be able to continue our operations. As a result of our historical net losses and cash flow deficits, and net capital deficiency, these conditions raise substantial doubt as to our ability to continue as a going concern.

We may not be able to generate sufficient cash flow to meet our obligations due to events beyond our control.

In February 2016, we did not make interest payments with regards to our Notes. We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to reinstate interest payments on our Notes.

Our ability to make scheduled payments on our outstanding indebtedness will depend on our ability to generate cash from operations in the future. We will not have any vessel operation from May 2016 until we take delivery of newbuilding vessels scheduled to be delivered in the third and fourth quarter of 2016. Unless we acquire other vessels, we will not be able to generate any new revenue from May 2016 till the chartering of the newbuilding vessels to be delivered. We cannot assure you that we will be able to successfully charter our newbuilding vessels at rates sufficient to allow us to meet our obligations, or at all. Also, our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the drybulk shipping industry or the economy generally.

Furthermore, our financial and operating performance, and our ability to service our indebtedness, is also dependent on our subsidiaries' ability to make distributions to us, whether in the form of dividends, loans or otherwise. The timing and amount of such distributions will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in various debt agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

At any time that our operating cash flows are insufficient to service our indebtedness and to fund our other liquidity needs, we may be forced to take actions, such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, or any combination of the foregoing. We cannot assure you that any of these actions could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions.

We will need to enter into loan and credit facilities in connection with our newbuildings, and such loan and credit facilities will be expected to contain financial and other covenants. If we are not able to comply with such covenants, our lenders may declare an event of default and accelerate our outstanding indebtedness, which would impact our ability to continue to conduct our business.

In connection with our newbuilding vessels, which are scheduled to be delivered in the third and fourth quarters of 2016, we will need to enter into loan and credit facilities, which will be secured by mortgages on such vessels. Typically, such agreements require us to maintain specified financial ratios mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, as determined in accordance with the terms of that agreement, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a security cover ratio, and to satisfy certain other financial covenants. In general, these other financial covenants will require us to maintain (i) minimum liquidity; (ii) a maximum leverage ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth; (v) a minimum debt service coverage ratio; (vi) a minimum equity ratio; and (vii) a minimum working capital.

A violation of the security cover ratio, unless cured as set forth under the applicable loan or credit facility, or a violation of any of the financial covenants contained in any such debt agreement, would constitute an event of default, which, unless waived or modified by our lenders, we expect will provide such lender with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels, or may cause us to reclassify our indebtedness as current liabilities, which would impair our ability to continue to conduct our business. Previously, as a result of intense fluctuations in the drybulk charter market and the related fluctuation in vessel values, we were not in compliance with certain financial and security cover ratio covenants contained in certain of our loan and credit facilities in the past, and as such, we ultimately entered into agreements with our lenders, whereby we agreed to sell off our remaining vessels to unaffiliated third parties, and the proceeds from such sales would constitute full and final settlement of our outstanding indebtedness to such lenders.

We will need to enter into loan and credit facilities in connection with our newbuildings, and such debt agreements will be expected to contain restrictive covenants that may limit our liquidity and corporate activities.

In connection with our newbuilding vessels, which are scheduled to be delivered in the third and fourth quarters of 2016, we will need to enter into loan and credit facilities, which will be secured by mortgages on such vessels. Typically, such agreements, together with our outstanding Notes, impose operating and financial restrictions on us. These restrictions may limit our ability to:

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

In addition, under such covenants, we will likely be required to maintain minimum liquidity.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. In addition, our debt agreements may contain restrictions and impose maximum limits on the per share dividend that we may pay per annum and require that we maintain certain minimum liquidity following the payment of any dividends. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain a lenders’ consent when needed. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness. These potential restrictions and requirements may further limit our ability to pay dividends, if any, in the future to you, finance our future operations, make acquisitions or pursue business opportunities.

Our ability to comply with covenants and restrictions contained in any debt agreements may be affected by economic, financial and industry conditions and other factors beyond our control. Any default under such debt agreements that is not waived or amended by the required lenders could prevent us from paying dividends in the future. If we are unable to repay indebtedness, the lenders under such loan and credit facilities could proceed against the collateral securing that indebtedness. In such case, we may be unable to repay the amounts due under such loan and credit facilities. This could have serious consequences for our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, the rates we earn under our charters, our ability to obtain charters, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

We will need to procure additional financing in order to complete the construction of our newbuilding vessels, which may be difficult to obtain on acceptable terms or at all.

As of the date of this annual report, our newbuilding program was comprised of three Kamsarmax drybulk carriers under construction at Jiangsu Yangzijiang Shipbuilding Co., or Yangzijiang, scheduled for delivery in the third and fourth quarter of 2016. The estimated total contractual cost of our newbuilding vessels amounted to $91.7 million, of which an aggregate of $64.2 million was outstanding as of the date of this annual report and is due upon delivery of the vessels.

In order to complete the construction of our newbuilding program, we will need to procure additional financing. We have not yet secured financing for our Kamsarmax drybulk newbuilding that is expected to be delivered in the third and fourth quarter of 2016. If for any reason we fail to take delivery of the newbuilding vessels described above, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction, which amounted to an aggregate of $27.5 million as of the date of this annual report, and we may incur default damages and other incidental costs and expenses.

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

Our earnings will be adversely affected if we are not able to successfully employ our newbuilding vessels or employ our newbuilding vessels at low charter rates.

We intend to primarily employ our newbuilding vessels in the spot charter market, on short-term time charters or on voyage charters, ranging from 10 days to three months. However, depending on the time charter market, we may decide from time to time to employ our vessels on medium to long-term time charters. As of the date of this annual report, we have not yet secured employment for our three Kamsarmax drybulk carriers under construction, which are scheduled to be delivered to us between the third and fourth quarter of 2016. As of the date of this annual report, prevailing drybulk carrier charter rates are below historical averages. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new time charters during periods when charter rates are at depressed levels, we may have to employ our vessels at depressed charter rates, if we are able to secure employment for our vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate our vessels profitably to allow us to repay our debt and meet our other obligations.

We may not be able to raise equity and debt financing sufficient to meet our capital and operating needs and to comply with the covenants that we expect will be contained in our debt agreements, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We cannot assure you that the net proceeds from any future equity offering or debt financing would be sufficient to satisfy our capital and operating needs and enable us to comply with various debt covenants that we expect will be contained in debt agreements. In such case, we may not be able to raise additional equity capital or obtain additional debt financing or refinance our existing indebtedness, if necessary. If we are not able to comply with the covenants that we expect will be contained in our debt agreements and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

We previously depended upon a few charterers for a significant part of our revenues and we may continue to depend on a few charterers with our newbuilding vessels in the future. The failure of one or more of these charterers to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business and ability to comply with covenants that we expect will be contained in our debt agreements.

We derive a significant part of our charter hire from a small number of customers. For the year ended December 31, 2015, we derived 24% of our voyage revenues from one charterer, as presented in our audited consolidated financial statements, included elsewhere in this annual report. We may continue to depend on a few charterers with our newbuilding vessels in the future. If one or more of these charterers is unable to perform under one or more charters with us, or if a charterer exercises certain rights it may have to terminate the charter before its scheduled termination date, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants that we expect will be contained in our debt agreements, which may require the maintenance of minimum charter rate levels and consider the termination of a charter to be an event of default. For further discussion of our charterers, please see “Item 4. Information on the Company—B. Business Overview—Our Customers.”

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the drybulk shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to recharter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants that we expect will be contained in our debt agreements.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into contracts with Yangzijiang for the construction of three Kamsarmax drybulk carriers scheduled for delivery in the third and fourth quarter of 2016. The estimated total contractual cost of our newbuilding vessels amounted to $91.7 million, of which an aggregate of $64.2 million was outstanding as of the date of this annual report and is due upon delivery of the vessels.

Since we have sold all of our vessels, our continued vessel operation depends on Yangzijiang’s timely delivery of conforming drybulk carriers according to our contracts with Yangzijiang. In the event Yangzijiang does not perform under its agreements with us and we are unable to enforce certain refund guarantees with third party banks due to an outbreak of war, bankruptcy or otherwise, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

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

We intend to grow our business through the acquisition of our three contracted newbuilding vessels and we may make selective acquisitions of other additional secondhand and newbuilding vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise newbuilding vessels we may order, obtain required debt or equity financing on acceptable terms and manage our liabilities.

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

In addition, we may seek to terminate a newbuilding contract due to market conditions, financing limitations, significant delay in the delivery of the vessels or other reasons. If for any reason we fail to take delivery of our three newbuilding vessels, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction, which amounted to an aggregate of $27.5 million as of the date of this annual report, and we may incur default damages and other incidental costs and expenses.

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

As a result of the market conditions in the international shipping industry, our Board of Directors, beginning with the first quarter of 2011, has suspended payment of our common share quarterly dividend. Our dividend policy is assessed by the Board of Directors from time to time. The suspension allows us to retain cash and increase our liquidity so we are in a better position to capitalize on investment opportunities during the weakened market conditions. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, including restrictions on our ability to pay dividends under the terms that we expect will be contained in our loan and credit facilities, may limit our ability to pay dividends.

For example, certain of our prior loan and credit facilities restricted the amount of dividends we could pay to $0.50 per share per annum and limited the amount of quarterly dividends we could pay to 100% of our net income for the immediately preceding financial quarter. We were also required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, 8% of the total financial indebtedness or $1.0 million per vessel. Furthermore, according to the supplemental agreement we entered into with Unicredit Bank AG (“Unicredit”) on March 27, 2015, we were not permitted to declare or pay any dividends until all the deferred amounts of the facility’s repayment installments have been repaid in full. We anticipate that future loan and credit facilities will contain similar restrictions.

Furthermore, we may not be permitted to pay dividends if we are in breach of covenants that we expect will be contained in our debt agreements. We expect that the terms of our debt agreements will contain a number of financial covenants and general covenants that will require us to, among other things, maintain security cover ratios, minimum cash balances and insurance including, but not limited to, hull and machinery insurance in an amount at least equal to the fair market value of the vessels financed, as determined by third party valuations. We expect that we may not be permitted to pay dividends in any amount under the terms of our expected debt agreements if we are in default of any of such covenants or if we do not meet specified debt coverage ratios and minimum charter rate levels.

Moreover, the declaration and payment of dividends, if any, in the future will depend on the provisions of Marshall Islands law affecting the payment of dividends. Marshall Islands law generally prohibits the payment of dividends if the company is insolvent or would be rendered insolvent upon payment of such dividend, and under Marshall Islands law, dividends may only be declared and paid out of surplus or, under certain circumstances, net profits.

The derivative contracts we may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We previously entered into, and anticipate that in the future we may enter into, interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under credit facilities, which prior agreements were advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since future derivative contracts may not qualify for treatment as hedges for accounting purposes, we could recognize fluctuations in the fair value of such contracts in our statement of comprehensive income / (loss). In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under financing arrangements. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. As of December 31, 2015, the fair value of our interest rate swaps was a liability of $0.02 million.

Substantial debt levels could limit our flexibility to obtain additional financing and pursue other business opportunities.

As of December 31, 2015, we had outstanding indebtedness of $144.7 million, which subsequent to December 31, 2015, was substantially eliminated through the sale of our remaining vessels. We expect to incur additional indebtedness in order to fund the aggregate remaining purchase commitments for our three newbuilding vessels amounting to $64.2 million as of the date of this annual report, and any further growth of our fleet. This level of debt could have significant adverse consequences to our business and future prospects, including the following:

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

We may have difficulty effectively managing our planned growth.

As of the date of this annual report, we have no current vessels and our current newbuilding program consists of three Kamsarmax newbuilding drybulk carriers that are scheduled for delivery between the third and fourth quarter of 2016.

Since we have no current vessels, our Managers have decreased the number of staff significantly. As we acquire our newbuildings and expand our fleet, this will require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels.

Our future growth will primarily depend on our ability to:

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	integrating any acquired vessels successfully with our existing operations;

•	enhance our customer base;

•	manage our expansion;

•	obtain required financing on acceptable terms; and

•	manage our liabilities.

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

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. In connection with the respective agreement, Allseas is entitled to an executive services fee, plus incentive compensation. On May 18, 2015, the duration of the agreement was converted from the initial term of five years to indefinite unless sooner terminated in accordance with the provisions of the agreement.

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

The ability of the Managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair the Managers’ financial strength, and because the Managers are privately held, it is unlikely that information about their financial strength would become public unless either of the Managers began to default on their obligations. As a result, an investor in our shares might have little advance warning of problems affecting the Managers, even though these problems could have a material adverse effect on us.

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

In addition, the Managers currently provide management services to vessels in Box Ships’ fleet as well as our fleet. We have entered into an agreement with Box Ships and Mr. Michael Bodouroglou that provides that so long as (i) Mr. Bodouroglou is a director or executive officer of both our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent and we will not, directly or indirectly, acquire or charter any containership without the prior written consent of Box Ships. To the extent that we believe it is in our interest to grant such consent and Box Ships acquires drybulk vessels, such vessels may compete with our fleet. The Managers are not parties to the non-competition agreement described above and, under the terms of the agreement, may provide vessel management services to drybulk vessels other than ours. These conflicts of interest may have an adverse effect on our results of operations.

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

Moreover, Mr. Bodouroglou also serves as the Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Box Ships. Therefore, Mr. Bodouroglou, who advises our Board of Directors on the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional capital stock and cash reserves, each of which can affect the amount of the cash available for distribution to our shareholders, may favor the interests of Box Ships or its affiliates and may not provide us with business opportunities that would benefit us. In addition, our executive officers and those of our Managers will not spend all of their time on matters related to our business.

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

Our success depends to a significant extent upon the abilities and efforts of our management team, including our ability to retain key members of our management team and to hire new members as may be necessary. As of the date of this annual report, we don’t have any shoreside salaried employees and we reimburse Allseas for the services of our executive officers. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining replacement personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain “key man” life insurance on any of our officers or other members of our management team.

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

When we acquire our newbuildings, we will be insured against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity associations or clubs, or P&I Associations. As a result of such membership, the P&I Associations provide us coverage for such tort and contractual claims. We will also carry hull and machinery insurance and war risk insurance for our fleet. We will insure our vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. We will also maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our newbuilding program, which will be the only vessels we own, consists of three Kamsarmax drybulk carriers that are scheduled to be delivered in the third and fourth quarter of 2016. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We have previously entered into, and in the future plan to enter into, interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to economically hedge our exposure to fluctuations in prevailing market interest rates. However, our exposure to floating interest rate is typically only partially hedged. For more information on our prior interest rate swap agreements, refer to Note 9 to our consolidated financial statements included at the end of this annual report.

Historically, LIBOR has been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates for indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on debt we may assume, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest on most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under Section 887 of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), 50% of the gross shipping income of a corporation that owns or charters vessels, such as ourselves and our subsidiaries, that is attributable to transportation that either begins or ends (but that does not do both) in the United States is characterized as U.S. source shipping income. Such income is subject to a 4% U.S. federal income tax without allowance for deductions.

The 4% tax imposed by Section 887 does not apply if the corporation qualifies for an exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We and each of our subsidiaries believe that we qualify for the exemption under Section 883 and we take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For example, we would no longer qualify for exemption under Section 883 for a particular taxable year if shareholders resident in certain jurisdictions with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances with regard to our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to the tax exemption under Section 883 for any taxable year, then under Section 887 of the Code we or our subsidiaries would be subject during those years to a 4% U.S. federal income tax on our shipping income that is treated as from sources within the U.S. (without allowance for deduction). The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. In the absence of exemption from tax under Section 883, for the year ended December 31, 2015, the tax on our U.S.-source shipping income would have amounted to approximately $0.09 million.

See “Item 10. Additional Information—E. Taxation—Material U.S., Marshall Islands Income Tax Considerations— Taxation of Operating Income: In General and Exemption of Operating Income from U.S. Federal Income Taxation”, for a further discussion of the taxation of our shipping income.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce, or are held for the production of, those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, “passive income.”

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless those U.S. shareholders make an election available under the Code (which election could itself have adverse consequences for such U.S. shareholders), such U.S. shareholders would be liable to pay U.S. federal income tax at the then prevailing U.S. federal income tax rates on ordinary income plus interest upon “excess distributions” and upon any gain from the disposition of our common shares, as if such “excess distribution” or gain had been recognized ratably over the U.S. shareholder’s holding period of our common shares. See “Item 10. Additional Information—E. Taxation—Material U.S., Marshall Islands Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Passive Foreign Investment Company Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

Our ability to pay dividends, if any, in the future will also be subject to our satisfaction of certain financial covenants that we expect will be contained in our debt agreements. Certain of our prior loan and credit facilities restricted the amount of dividends we could pay to $0.50 per share per annum and limited the amount of quarterly dividends we could pay to 100% of our net income for the immediately preceding financial quarter. We were also required to maintain minimum liquidity after payment of dividends equal to the greater of the next six months' debt service, 8% of the total financial indebtedness or $1.0 million per vessel. Furthermore, according to the supplemental agreement we entered into with Unicredit on March 27, 2015, we were not permitted to declare or pay any dividends until all the deferred amounts of the facility’s repayment installments have been repaid in full. We anticipate that future loan and credit facilities will contain similar restrictions.

As we progress our business, our Managers may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels on our behalf. If we are unable to do so, those systems may become ineffective, which could adversely affect our financial performance.

Our current operating and financial systems may not be adequate and our attempts to improve those systems may be ineffective. In addition, as we add new vessels, our Managers will need to recruit suitable additional seafarers and shoreside administrative and management personnel on our behalf. While our Managers have not experienced any difficulty in recruiting to date, we cannot guarantee that our Managers will be able to continue to hire suitable employees as we add new vessels. If we or our crewing agent encounter business or financial difficulties, we may not be able to adequately staff our vessels. If our Managers are unable to grow our financial and operating systems or to recruit suitable employees on our behalf as we expand our fleet, our financial performance may be adversely affected.

Because seafaring employees are covered by industry-wide collective bargaining agreements, failure of industry groups to renew those agreements may disrupt our operations and adversely affect our earnings.

As of December 31, 2015, 188 seafarers were employed, mainly by Crewcare, our manning agent, to crew our vessels. While we do not currently employ any seafarers, since we recently sold all our vessels, we will employ seafarers when we acquire our newbuildings. All of the seafarers employed on the vessels in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. These agreements may not prevent labor interruptions. Any labor interruption could disrupt our operations and harm our financial performance.

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

We may be subject to litigation or arbitration that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation or arbitration matters. In December 2013, we agreed to acquire from Allseas shipbuilding contracts for two Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052 which were under construction at Dayang. The acquisition cost of these two newbuildings was $28.3 million per vessel. In February 2014, we paid an amount of $5.6 million per vessel. In addition, upon commencement of the steel cutting of each vessel in the second quarter of 2014, we paid a second installment of $3.9 million per vessel. The balance of the contract price, or $18.8 million per vessel, would be payable upon the delivery of each vessel. We did not take delivery of the newbuilding with Hull number DY4050 that was scheduled to be delivered in the fourth quarter of 2015. On April 28, 2016, Dayang served us fourteen days’ notice of delivery for the newbuilding with Hull number DY4050 for delivery on May 12, 2016, and as per the terms of the contract, Dayang resent the fourteen days’ notice for vessel’s delivery on May 23, 2016. Our current financial position does not allow us to take delivery of the newbuilding vessel, which constitutes an event of default, resulting in a liability relating to the third (delivery) instalment, interest and costs which exceeds $18.0 million. In January 2016, we also sent notices of cancellation to Dayang in respect of the Ultramax newbuilding drybulk carrier with Hull number DY4052 that was also scheduled to be delivered at the end of December 2015. Dayang rejected such cancellation notices and we are in arbitration. If we are not successful in arbitration, our potential liability relating to the third (delivery) instalment exceeds $18.0 million (excluding legal costs which are estimated to exceed $1.0 million). Depending on the jurisdiction, Dayang may seek to obtain security of its damages against the assets of the associated or sister companies and/or the parent company. This and other litigation or arbitration matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

Risks Relating to Our Common Shares

The continued downturn in the drybulk carrier charter market has had and the suspension of our vessel operations will have a significant adverse impact on the market price of our common shares and may affect our ability to maintain our listing on NASDAQ or other securities exchange on which our common shares may be traded.

The continued downturn in the drybulk carrier charter market has caused the price of our common shares to decline significantly since 2008. On November 25, 2011, we received notification from the NYSE, on which we were then listed, that we were no longer in compliance with the NYSE’s continued listing requirements because the average closing price of our common shares had fallen below $1.00 for a consecutive 30-trading day period. In November 2012, with the approval of shareholders at our 2012 annual general meeting of shareholders, we conducted a 10-for-1 reverse stock split of our issued and outstanding common shares in order to continue to meet the minimum continued listing standards of the NYSE. Subsequently, the NYSE notified us that we had regained compliance on December 19, 2012. In April of 2013, we voluntarily transferred the listing of our common stock to NASDAQ. On May 14, 2015 we received a notification from NASDAQ that we were no longer in compliance with the NASDAQ’s minimum bid price requirement for continued listing of $1.00 per share. On November 11, 2015, we transferred our listing to the NASDAQ Capital Market from the NASDAQ Global Market and obtained a six month extension to regain compliance with the minimum bid price requirement. Effective March 1, 2016, we effectuated a 38-for-1 reverse stock split of our issued and outstanding common shares, and on March 15, 2016, NASDAQ notified us that we had regained compliance with the $1.00 per share minimum bid price requirement for continued listing. We will not have any vessel operation until we take delivery of newbuilding vessels scheduled to be delivered in the third and fourth quarter of 2016. As a result, we will not generate any new revenue until we charter our newbuilding vessels in the future, which may have significant impact on the trading price of our common shares. Further declines in the trading price of our common shares may cause us to fail to meet certain of the continuing listing standards of NASDAQ, which could result in the delisting of our common shares. If our shares cease to be traded on the NASDAQ or on another national securities exchange, the price at which you may be able to sell your common shares of the company may be significantly lower than their current trading price or you may not be able to sell them at all.

The market price of our common shares has fluctuated widely and may continue to fluctuate in the future.

The market price of our common shares has fluctuated widely since we became a public company in August 2007 and may continue to do so as a result of many factors, including whether we can successfully charter our newbuilding vessels, our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk sector, changes in general economic or market conditions and broad market fluctuations.

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

The seaborne transportation industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. The market price of our common shares may be influenced by many factors, many of which are beyond our control, including those already described above, as well as the following:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	mergers and strategic alliances in the shipping industry;

•	terrorist acts;

•	future sales of our common shares or other securities;

•	market conditions in the shipping industry;

•	economic and regulatory trends;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors;

•	the general state of the securities market; and

•	investors’ perception of us and the drybulk shipping industry.

As a result of these and other factors, investors in our common shares may not be able to resell their shares at or above the price they paid for such shares. These broad market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.

Future sales of our common shares, including shares issued pursuant to the exchange and securities purchase agreements we entered into with unrelated third parties, could cause the market price of our common shares to decline and our shareholders may experience dilution as a result of our on-going agreement to issue shares of our common shares to Loretto Finance Inc.

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

In addition, in order to incentivize Allseas’ continued services to us, we have entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares to Loretto in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. As of the date of this annual report, we had issued a total of 12,557 of our common shares to Loretto pursuant to this agreement.

Furthermore, our shareholders may incur additional dilution from any future equity offering and upon the issuance of additional shares of our common shares upon the exercise of options we have granted to certain of our officers and directors or upon the issuance of additional restricted common shares pursuant to our equity incentive plan or upon the issuance of common shares pursuant to the exchange and securities purchase agreements we entered into with unrelated third parties.

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

Several provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions:

•	authorize our Board of Directors to issue “blank check” preferred stock without shareholder approval;

•	provide for a classified Board of Directors with staggered, three year terms;

•	prohibit cumulative voting in the election of directors;

•	authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of our outstanding common shares entitled to vote for the directors;

•	limit the persons who may call special meetings of shareholders;

•	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

•	restrict business combinations with interested shareholders.

In addition, we have adopted a shareholder rights plan pursuant to which our Board of Directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our Board of Directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan.”

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

Business Development

Effective March 1, 2016, we effectuated a 38-for-1 reverse stock split of our issued and outstanding common shares. The reverse stock split was approved by shareholders at a special meeting of shareholders held on February 12, 2016 and by our Board of Directors on February 16, 2016. The reverse stock split reduced the number of our issued and outstanding common shares and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise held a fractional share of our common stock as a result of the reverse stock split received the next higher number of whole shares. The reverse stock split was completed in response to a notification we received on May 14, 2015 from NASDAQ that we were no longer in compliance with the NASDAQ’s minimum bid price requirement for continued listing of $1.00 per share. On November 11, 2015, we transferred our listing to the NASDAQ Capital Market from the NASDAQ Global Market. Subsequent to the reverse stock split, on March 15, 2016, the NASDAQ notified us that we had regained compliance with the $1.00 per share minimum bid price requirement for continued listing.

On September 27, 2013, we completed a public offering of 157,895 of our common shares at $218.50 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 20,595 additional common shares. The net proceeds from the offering, which amounted to $31.9 million, net of underwriting discounts and commissions of $2.0 million and offering expenses of $0.5 million, were used to fund the initial deposits and other costs associated with the purchase of two Ultramax newbuilding drybulk carriers, the Hull numbers DY152 and DY153, as discussed below, and general corporate purposes.

On February 18, 2014, we completed a public offering of 178,553 of our common shares at $237.50 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 23,290 additional common shares. The net proceeds from the offering amounted to $39.7 million, net of underwriting discounts and commissions and offering expenses payable by us.

On May 12, 2014, our Board of Directors authorized a share buyback program of up to $10.0 million for a period of twelve months. Pursuant to the share buyback program, as of December 31, 2014, we had purchased and cancelled 790 of our common shares at an average price of $215.92 per share.

On August 8, 2014, we completed the public offering of 1,000,000 of our Notes pursuant to an effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The net proceeds from the offering amounted to approximately $23.9 million, net of underwriting discounts and commissions of $812,500, and offering expenses payable by the Company of $330,917. The Notes trade on NASDAQ Global Market under the symbol “PRGNL”.

On September 4, 2015, we entered into an equity distribution agreement with Maxim Group LLC for the offer and sale of up to $4.0 million of our Class A common shares. We may offer and sell the shares from time to time and at our discretion during the next twelve months. The net proceeds of this offering are expected to be used for general corporate purposes, which may include the payment of a portion of the outstanding contractual cost of our existing newbuilding vessels, and the repayment of debt. Under this offering, we proceeded with the sale and issuance of 9,461 Class A common shares.

On January 27, 2016, we entered into a securities purchase agreement with Kyros Investments Ltd. (the “Investor”), an unrelated third party, pursuant to which, we sold a $500,000 principal amount convertible note to the Investor for gross proceeds of $500,000. The note was convertible into our Class A common shares, par value $0.001 per share at a conversion price equal to 65% of the lowest volume weighted average price of the Class A common shares during the 21 trading days prior to the conversion date, provided, however, that the lowest price per share that the note can be converted into was $0.02. The note includes customary event of default provisions, and provides for a default interest rate of 18%. As of May 9, 2016, the original principal amount was converted into common shares.

On January 27, 2016, we entered into an exchange agreement with an unrelated third party and holder of $500,000 principal amount of the Notes, pursuant to which the holder exchanged such Notes for a number of our Class A common shares pursuant to a formula set forth in the exchange agreement. We agreed to pay up to $10,000 of reasonable attorneys’ fees and expenses incurred by the holder in connection with the transaction.

On March 18, 2016, we announced expiration of our previously announced offer to exchange all properly delivered and accepted Notes for shares of our Class A common shares (the "Exchange Offer") at 5:00 p.m. (New York City time) on March 18, 2016. Based on information provided by the depository for the Exchange Offer, as of 5:00 p.m. (New York City time) on Friday March 18, 2016, 184,721 Notes or approximately 18.8% of the outstanding Notes were delivered and not validly withdrawn from the Exchange Offer. Each holder of a Note who validly delivered and did not withdraw ("Delivered") all Notes held by such holder, received four (4) Class A common shares, which included any accrued and unpaid interest thereon. As part of the Exchange Offer, holders who delivered their Notes also consent to the removal of certain covenants and sections of the Notes' Indenture dated August 8, 2014. All of the Delivered Notes were settled on or about March 23, 2016.

On April 6, 2016, we entered into an exchange agreement with an unrelated third party and holder (the “Holder”) of $1,250,000 principal amount of our issued and outstanding senior unsecured notes due 2021 that bear interest at a rate of 8.375% per year, or 50,000 of such unsecured notes with a denomination of $25.00 each (collectively, the “Notes”), pursuant to which the Holder exchanged such Notes for a number of shares of our Class A common shares, par value $0.001 per share pursuant to a formula set forth in the Exchange Agreement (collectively, the “Exchange Shares”). We agreed to pay up to $10,000 of reasonable attorneys’ fees and expenses incurred by the Holder in connection with the transaction.

As of May 9, 2016, we had 4,033,849 common shares outstanding.

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

On October 3, 2013, following the completion of our public offering of 157,895 common shares, we completed the acquisition of shipbuilding contracts for two Ultramax newbuilding drybulk carriers from Allseas, the M/V Gentle Seas and the M/V Peaceful Seas. The acquisition cost of these two newbuildings was $26.5 million per vessel. In October 2013, we paid an amount of $8.1 million per vessel, and the balance of the contract price, or $18.4 million per vessel, was paid upon the delivery of each vessel in October 2014. We paid to the shipyard the final installment of the two vessels, which was mainly financed from the loan facility with HSH Nordbank AG, or HSH, dated April 4, 2014.

In December 2013, we agreed to acquire, subject to certain closing conditions that were lifted in the first quarter of 2014, shipbuilding contracts for two additional Ultramax newbuilding drybulk carriers from Allseas. The Ultramax newbuildings were sister ships to the two Ultramax newbuildings we previously acquired and had a carrying capacity of 63,500 dwt each. The acquisition cost of these two newbuildings was $28.3 million per vessel. In February 2014, we paid an amount of $5.6 million per vessel. In addition, upon commencement of the steel cutting of each vessel in the second quarter of 2014, we paid a second installment of $3.9 million per vessel. The balance of the contract price, or $18.8 million per vessel, would be payable upon the delivery of each vessel.

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

In March 2014, we entered into contracts with Yangzijiang for the construction of three Kamsarmax newbuilding drybulk carriers. The Kamsarmax newbuildings have a carrying capacity of 81,800 dwt each, with scheduled delivery between the third and fourth quarter of 2016. The acquisition cost of these three newbuildings is $30.6 million per vessel. In March 2014, we paid an amount of $9.2 million per vessel, and the balance of the contract price, or $21.4 million per vessel, will be payable upon the delivery of each vessel.

On April 25, 2014, we entered into a memorandum of agreement for the sale of our remaining 4,800 TEU containership newbuilding to an unrelated third party for $42.5 million, less 3% commission. In May 2014, we also agreed with the shipyard to reduce the contract price of the respective vessel by $0.8 million. The sale of the vessel and its transfer to the new owners was concluded on May 23, 2014. The net proceeds from the sale of the vessel amounted to $10.0 million and represent the difference between the net sale price of the vessel and the outstanding contractual obligation due to the shipyard upon delivery that was resumed by the vessel’s new owners.

In June 2015, a special committee consisting of our five independent directors (“Special Committee”) was assigned to investigate the block sale of four vessels of our operating fleet, the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, for the purpose of improving our liquidity. The Special Committee determined it was in the best interest of the Company and its shareholders to sell the vessel-owning subsidiaries of these vessels to an entity controlled by Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. In July 2015, the Special Committee and Mr. Bodouroglou agreed to the sale of all of the issued and registered shares of the respective vessel-owning subsidiaries (“Sale Transaction”). The Sale Transaction was based on a mutually agreed value of $63.2 million for the four vessels transferred, net of a commission of 1.00% over such value, paid to Seacommercial. The sale and transfer of the respective vessel-owning subsidiaries were concluded on July 27, 2015 (“Sale Transaction Date”). The Sale Transaction did not include the transfer of any current assets and current liabilities existing prior to the Sale Transaction Date, apart from lubricant inventories, directly related to the transfer of the vessels and cash received in advance relating to revenue generated subsequent to the Sale Transaction Date.

In connection with the settlement agreement with Commerzbank AG dated December 8, 2015, discussed in Note 8 to our consolidated financial statements included elsewhere in this annual report, on November 9, 2015, we entered into memoranda of agreement, as further supplemented and amended, for the sale of three vessels of our operating fleet, the M/V Sapphire Seas, the M/V Diamond Seas and the M/V Pearl Seas, to an unrelated third party. The M/V Sapphire Seas and the M/V Diamond Seas were delivered to their new owners in December 2015, while the M/V Pearl Seas was delivered to her new owners in January 2016.

In connection with the settlement agreement with Bank of Ireland dated January 7, 2016, discussed in Note 8 to our consolidated financial statements included elsewhere in this annual report, on December 1, 2015, we entered into a memorandum of agreement for the sale of the M/V Kind Seas to an unrelated third party. The M/V Kind Seas was delivered to her new owners in January 2016.

On December 23 and December 30, 2015, we entered into memoranda of agreement for the sale of the M/V Deep Seas and M/V Calm Seas, respectively, to an unrelated third party. Both vessels were delivered to their new owners in January 2016.

In addition, we did not take delivery of the Ultramax newbuilding drybulk carrier with Hull number DY4050 from Yangzhou Dayang Shipbuilding Co. Ltd., or Dayang, that was scheduled to be delivered in the fourth quarter of 2015. Furthermore, we sent to Dayang notices for the cancellation of the Ultramax newbuilding drybulk carrier with Hull number DY4052 that was scheduled to be delivered at the end of December 2015. Dayang rejected such cancellation notices and the case is currently under arbitration proceedings in London.

In connection with the settlement agreement with Nordea Bank Finland Plc dated March 9, 2016, discussed in Note 8 to our consolidated financial statements included elsewhere in this annual report, on March 17, 2016, we entered into memoranda of agreement, for the sale of the remaining six vessels of our operating fleet, the M/V Coral Seas, the M/V Golden Seas, the M/V Prosperous Seas, the M/V Priceless Seas, the M/V Proud Seas and the M/V Precious Seas, to an unrelated third party. The vessels were delivered to their new owners in March, April and May 2016.

B.	Business overview

Introduction

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials, along worldwide shipping routes.

As of the date of this annual report, we have sold all of our vessels.

Prior to April 2011, we owned and operated three containerships. In the second quarter of 2011, we sold these containerships to Box Ships, then our wholly-owned subsidiary. Box Ships completed its initial public offering in April, 2011. In April and May 2015, we sold 3,437,500 shares of common stock of Box Ships which were all the Box Ships securities we owned, in two separate transactions for aggregate net proceeds of $2.9 million.

In addition, as of the date of this annual report, our newbuilding program consisted of three Kamsarmax drybulk carriers that are scheduled to be delivered in the third and fourth quarter of 2016. The estimated total contractual cost of our newbuilding vessels amounted to $91.7 million, of which an aggregate of $64.2 million was outstanding as of the date of this annual report.

Allseas and Seacommercial are responsible for all commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas, Seacommercial and each of our vessel-owning subsidiaries. Allseas and Seacommercial are beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou.

Our Fleet

The following tables present certain information concerning our fleet as of the date of this annual report.

Drybulk Newbuildings we have agreed to acquire

Vessel Name	DWT	Shipyard	Expected Shipyard Delivery
Kamsarmax
Hull no. YZJ1144	81,800	Jiangsu Yangzijiang Shipbuilding Co.	Q3 2016
Hull no. YZJ1145	81,800	Jiangsu Yangzijiang Shipbuilding Co.	Q4 2016
Hull no. YZJ1142	81,800	Jiangsu Yangzijiang Shipbuilding Co.	Q4 2016
Total Kamsarmax	245,400

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

Allseas and Seacommercial also provide commercial and technical management services for Box Ships’ fleet. Allseas provides financial accounting and financial reporting services for Box Ships.

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

In addition, we have entered in to an accounting agreement with Allseas, pursuant to which Allseas provides financial accounting and financial reporting services. We have also entered into separate agreements with Allseas with respect to the provision of administrative services and certain executive services. For additional information regarding the above-referenced agreements, and other agreements that we have with Allseas, Seacommercial and other affiliated companies, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers.”

Chartering of our Fleet

We primarily employ our vessels in the spot charter market, on short-term time charters or on voyage charters, ranging from 10 days to three months. However, depending on the time charter market, we may decide from time to time to employ our vessels on medium to long-term time charters.

Time Charters

A time charter is a contract to charter a vessel for a fixed period of time at a specified or floating daily or index-based daily rate and can last from a few days to several years. Under a time charter, the charterer pays for the voyage expenses, such as port expenses, canal dues, war risk insurances and fuel costs, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and costs relating to a vessel’s intermediate and special surveys.

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

Our Customers

Our assessment of a charterer’s financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We believe that our management team’s network of relationships and more generally our Managers’ reputation and experience in the shipping industry will continue to provide competitive employment opportunities for our vessels in the future.

For the year ended December 31, 2015, approximately 24% of our revenue was derived from one of our charterers, Glencore Grain B.V.

The Drybulk Shipping Industry

The global drybulk carrier fleet may be divided into seven categories based on a vessel’s carrying capacity. These categories consist of:

•	Very Large Ore Carriers (VLOC) have a carrying capacity of more than 200,000 dwt and are a comparatively new sector of the drybulk carrier fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

•	Capesize vessels have a carrying capacity of 110,000-199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

•	Post-Panamax vessels have a carrying capacity of 90,000-109,999 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel with a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draught restricted ports, although they cannot transit the Panama Canal.

•	Panamax/Kamsarmax vessels have a carrying capacity of 68,000-89,999 dwt. These vessels carry coal, iron ore, grains, and, to a lesser extent, minor bulks, including steel products, cement and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels with regard to accessing different trade routes. Most Panamax and Post-Panamax vessels are “gearless,” and therefore must be served by shore-based cargo handling equipment.

•	Ultramax vessels have a carrying capacity of 60,000-67,999 dwt. Ultramax vessels operate in a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Ultramax vessels are normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional Panamax vessels.

•	Handymax/Supramax vessels have a carrying capacity of 40,000-59,999 dwt. Like Ultramax vessels, Handymax vessels operate in a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax vessels are ships between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes.

•	Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, ships of this type operate within regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of end of March 2016, the orderbook of new drybulk vessels scheduled to be delivered represented approximately 15% of the world drybulk fleet at that time, with most vessels on the orderbook expected to be delivered during the next three years. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

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

In 2008, the BDI declined 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since that time. During 2014, the BDI remained volatile, ranging from a high of 2,113 to a low of 723. During 2015, the BDI fluctuated in a range between 471 and 1,222. In February 2016, the BDI reached its all-time low level of 290 and has since increased to 616 as of May 9, 2016.

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

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters where the vessel operates, the nationality of the vessel’s crew and the age of the vessel. We have obtained all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties and national, state and local laws and regulations relating to safety and health and environmental protection in force in the countries in which our vessels may operate or are registered. These regulations include requirements relating to the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administrations (countries of registry) and charterers. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or authorizations could require us to incur substantial costs or result in the operation of one or more of our vessels being temporarily suspended.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Marine Pollution from Ships of 1973, as modified by the related Protocol of 1978 and updated through various amendments, collectively referred to as MARPOL 73/78 and herein as MARPOL. MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels will operate. MARPOL is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

In 2012, the IMO’s Marine Environmental Protection Committee, or MEPC, adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013 the MEPC adopted by resolution amendments to the MARPOL Annex I Condition Assessment Scheme (CAS). These amendments became effective on October 1, 2014 and pertain to revising references to the inspections of bulk carriers and tankers after the 2011 ESP Code, which enhances the programs of inspections, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI set limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons. "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance. Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) (PCBs) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as “Emission Control Areas,” or “ECAs” (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA may not use fuel with sulfur content in excess of 0.10%. Amended Annex VI established procedures for designating new ECAs. The Baltic and North Seas, certain coastal areas of North America and the United States Caribbean Sea are all within designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for ships. This included the requirement that all new ships utilize the Energy Efficiency Design Index, or EEDI, and all ships develop and implement Ship Energy Management Plans, or SEEMPs.

We believe that all our vessels will be compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Ballast Water Management

The IMO adopted the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, the BWM Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Safety Management System Requirements

The IMO has also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. Amendments to SOLAS relating to safe manning of vessels that were adopted in May 2012 entered in force on January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels will be in substantial compliance with SOLAS and LL Convention standards.

Our operations are also subject to environmental standards and requirements under Chapter IX of SOLAS set forth in the ISM Code. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate under the ISM Code unless its manager has been awarded a document of compliance, issued by classification societies under the authority of each flag state. SSM has or will obtain documents of compliance for their offices and will obtain safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed every five years, but the document of compliance is subject to audit verification annually and the safety management certificate at least every 2.5 years.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, casualty investigations and participation at IMO and ILO meetings. All of our vessels will be flagged in the Marshall Islands. Marshall Islands flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Each of our vessels will be ISM Code certified. However, there can be no assurance that such certificate will be maintained.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner’s actual fault and under the 1992 Protocol where the spill is caused by the ship owner’s intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt shipboard oil pollution emergency plans and/or shipboard marine pollution emergency plans for noxious liquid substances in accordance with the guidelines developed by the IMO.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations may have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil except in certain limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA applies to oil tankers (which are not operated by us), as well as non-tanker ships that carry fuel oil, or bunkers, to power such ships. CERCLA also applies to our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
•	injury to, or economic losses resulting from, the destruction of real and personal property;
•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
•	loss of subsistence use of natural resources that are injured, destroyed or lost;
•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 19, 2015, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard, or USCG, evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional legislative or regulatory initiatives, including the raising of liability caps under OPA or more stringent operational requirements. We cannot predict what additional requirements, if any, may be enacted and what effect, if any, such requirements may have on our operations.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or other substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or VGP, that authorizes ballast water discharges and other discharges incidental to the operation of vessels. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met. The EPA renewed and revised the VGP, effective December 19, 2013. The VGP now contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters and more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants.

USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the USCG adopted revised ballast water management regulations that established standards for allowable concentrations of living organisms in ballast water discharged from ships in U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP.  It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

The USCG’s revised ballast water standards are consistent with requirements under the BWM Convention. Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes will be equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas will be equipped with vapor recovery systems that satisfy these existing requirements.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, flag, and the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships. As of January 1, 2013, ships were required to comply with new MEPC mandatory requirements to address greenhouse gas emissions from ships. European Parliament and Council of Ministers are expected to endorse regulations that would require the monitoring and reporting greenhouse gas emissions from marine vessels in the near future. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at EU ports from January 2018 collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

International Labour Organization

The International Labour Organization, or the ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or the MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 came into force on August 20, 2013 and we are in compliance with these regulations.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or the ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

100% Container Screening

On August 3, 2007, the United States signed into law the Implementing Recommendations of the 9/11 Commission Act of 2007, or the 9/11 Commission Act. The 9/11 Commission Act amends the SAFE Port Act of 2006 to require that all containers being loaded at foreign ports onto vessels destined for the United States be scanned by nonintrusive imaging equipment and radiation detection equipment before loading.

As a result of the 100% scanning requirements added to the SAFE Port Act of 2006, ports that ship to the United States may need to install new x-ray machines and make infrastructure changes in order to accommodate the screening requirements. Such implementation requirements may change which ports are able to ship to the United States and shipping companies may incur significant increased costs. It is impossible to predict how this requirement will affect the industry as a whole, but changes and additional costs can be reasonably expected.

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

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.
•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive drydocking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or IACS. All our vessels that we have purchased and may agree to purchase in the future must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Insurance Coverage

General

The operation of any vessel includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

When we have vessels, we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for each of our vessels in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we have, in the past, procured what we consider to be adequate insurance coverage, not all risks can be insured against, specific claims may not be paid and we may not be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

When we have vessels, we maintain marine hull and machinery and war risks insurance, which will include the risk of actual or constructive total loss, for all of our vessels. We atnticpate that each of our vessels will covered up to at least fair market value with deductibles of $125,000 per vessel per incident. We also intend to maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

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

When we have vessels, we intend to procured protection and indemnity insurance coverage for pollution in the amount of $1.0 billion per vessel per incident. The 13 principal underwriting member P&I Associations that comprise the International Group of P&I Clubs insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group of P&I Clubs, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group of P&I Clubs.

FDD (Freight / Demurrage / Defense) cover

The cover entitles the vessel-owning subsidiaries, or the Owners, to seek legal advice and assistance from the P&I Club and reimbursement of costs incurred in connection with disputes or proceedings which are pursued by or against the Owners and which arise out of events which occur during the period of the insurance.

C.	Organizational structure

Paragon Shipping Inc. is the sole owner of all of the issued and outstanding shares of the subsidiaries listed on Exhibit 8.1 to this annual report.

D.	Property, plants and equipment

We do not own any material real property. We lease office space in Athens, Greece from Granitis Glyfada Real Estate Ltd, a company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Lease of Office Space.” In addition, for the vessels owned and for mortgages thereon, refer to “Our Fleet” discussed above, and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Long-Term Debt.”

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

This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties, which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, please see the section entitled “Forward-Looking Statements” at the beginning of this annual report and “Item 3. Key Information—D. Risk Factors.”

A.	Operating results

Overview

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials, along worldwide shipping routes.

Prior to April 2011, we owned and operated three containerships. In the second quarter of 2011, we sold these containerships to Box Ships, then our wholly-owned subsidiary. Box Ships completed its initial public offering in April, 2011. In April and May 2015, we sold all 3,437,500 shares of Box Ships which we owned, in two separate transactions for aggregate net proceeds of $2.9 million.

During 2015, our operating fleet consisted of eight Panamax drybulk carriers, two Ultramax drybulk carriers, two Supramax drybulk carriers and four Handysize drybulk carriers with an aggregate capacity of 980,380 dwt, which have been sold off. In addition, as of the date of this annual report, our newbuilding program consisted of three Kamsarmax drybulk carriers that are scheduled to be delivered in third and fourth quarter of 2016.

Allseas and Seacommercial are responsible for the commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas, Seacommercial and each of our vessel-owning subsidiaries. Allseas and Seacommercial also provide commercial and technical management services for Box Ships’ fleet. Allseas and Seacommercial are controlled by Mr. Bodouroglou.

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

Factors Affecting our Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•	Available days. We define available days as the number of calendar days in a period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the total available days in a period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days. The shipping industry uses operating days to measure the number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, vessel upgrades, vessel positioning, dry-dockings or special or intermediate surveys.

•	Charter contracts. A period time charter and a trip time charter are generally contracts to charter a vessel for a specific period of time at a set daily rate. Under period time charters and trip time charters, the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross time charter revenues. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. In the case of a spot market voyage charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Whether our vessels are employed on time charters or on voyage charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel’s intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot market rates.

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

Management Fees – Related Party

Management fees represent fees paid to Allseas in accordance with our management agreements and accounting agreement, which are discussed in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Management Agreements” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Accounting Agreement.”

Furthermore, in order to incentivize Allseas’ continued services to us, on November 10, 2009, we entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than the common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. As of the date of this annual report, we have issued a total of 12,557 of our common shares to Loretto pursuant to this agreement. The fair value of the shares issued to Loretto is deemed share-based compensation for management services and is charged to earnings and recognized in paid-in-capital on the date we become liable to issue the shares. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Loretto.”

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives. The estimated useful life of our vessels is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less an estimated residual value. Refer to “Critical Accounting Policies—Vessel Depreciation” discussed below.

General and Administrative Expenses

General and administrative expenses include fees payable under our administrative and executive services agreements with Allseas, which are discussed in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Administrative Services Agreement” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Executive Services Agreement”. In addition, general and administrative expenses include directors’ fees, office rent, traveling expenses, communications, directors and officers insurance, legal, auditing, investor relations and other professional expenses and reflect the costs associated with running a public company.

Furthermore, our general and administrative expenses include share-based compensation. For more information on the non-vested share awards issued as incentive compensation under our Equity Incentive Plan, please see “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Equity Incentive Plan”.

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

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither we nor our affiliated entities conduct any historical financial due diligence process when we acquire vessels. Accordingly, neither we nor our affiliated entities have obtained the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of vessels, (whether acquired with or without charter) from unaffiliated parties as the acquisition of an asset rather than a business. We intend to acquire vessels free of charter, although we have acquired certain vessels in the past which had time charters attached, and we may, in the future, acquire additional vessels with time charters attached. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not generally transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

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

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels

In “—Critical Accounting Policies—Impairment of Long-lived Assets,” we discuss our policy for impairing the carrying values of our vessels. Historically, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2014 and 2015 (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For the purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values, as of December 31, 2014 and 2015, respectively. However, we are not holding our vessels for sale.

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

	Dwt	Year Built	Carrying Value as of December 31, 2014	Carrying Value as of December 31, 2015
Vessel and Type
Panamax
Dream Seas (1), (2)	75,151	2009	$34.2 million		-
Coral Seas (1), (4)	74,477	2006	$21.0 million		$8.7 million
Golden Seas (1), (4)	74,475	2006	$21.1 million		$8.7 million
Pearl Seas (1), (3)	74,483	2006	$21.0 million		$4.8 million
Diamond Seas (1), (2)	74,274	2001	$17.3 million	-
Deep Seas (1), (3)	72,891	1999	$22.1 million		$2.7 million
Calm Seas (1), (3)	74,047	1999	$23.0 million		$2.8 million
Kind Seas (1), (3)	72,493	1999	$23.8 million		$3.4 million
Ultramax
Gentle Seas (2)	63,350	2014	$27.3 million		-
Peaceful Seas (2)	63,331	2014	$27.5 million		-
Supramax
Friendly Seas (1), (2)	58,779	2008	$23.2 million		-
Sapphire Seas (1), (2)	53,702	2005	$17.8 million		-
Handysize
Prosperous Seas (1), (4)	37,293	2012	$20.7 million		$13.0 million
Precious Seas (1), (4)	37,205	2012	$21.1 million		$13.0 million
Priceless Seas (1), (4)	37,202	2013	$22.9 million		$14.5 million
Proud Seas (1), (4)	37,227	2014	$25.0 million		$16.0 million
Total	980,380		$369.0 million		$87.6 million

(1)         Indicates vessels for which we believe, as of December 31, 2014, the basic charter-free market value was lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value as of December 31, 2014, by approximately $93.3 million. For the year ended December 31, 2014, no impairment was recorded on these vessels under our accounting impairment policy.

(2)          Indicates vessels which were sold in 2015.

(3)          Indicates vessels held for sale as of December 31, 2015. For the year ended December 31, 2015, an aggregate loss of $69.1 million was recorded on these vessels.

(4)          Indicates vessels which were sold in March, April and May 2016. For the year ended December 31, 2015, impairment of $52.5 million was recorded on these vessels under our accounting impairment policy.

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

A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance performed, harsh ocean going and weather conditions the vessel is subjected to, or poor quality of the shipbuilding or yard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted to end at the date such regulations preclude such vessel’s further commercial use. Weak freight market rates result in owners scrapping more vessels, and scrapping them earlier in their lives due to the unattractive returns. An increase in the useful life of the vessel may occur as a result of superior vessel maintenance performed, favorable ocean going and weather conditions the vessel is subjected to, superior quality of the shipbuilding or yard, or high freight market rates, which result in owners scrapping the vessels later due to the attractive cash flows.

Each vessel’s salvage value is equal to the product of its lightweight tonnage and estimated scrap rate, estimated to be $300 per lightweight ton effective October 1, 2012.

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

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. Based on our estimates of basic market value as described in “Item 5. Operating and Financial Review and Prospects—A. Operating results—Our Fleet—Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of our Vessels”, in the event the independent market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessels carrying value.

The undiscounted projected net operating cash flows for each vessel are determined by considering the contracted charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average of similar size vessels) over the remaining estimated life of the vessel, assumed to be 25 years from the date of initial delivery from the shipyard, net of brokerage commissions, the salvage value of each vessel, which is estimated to be $300 per lightweight ton, expected outflows for vessels’ future dry-docking expenses and estimated vessel operating expenses, assuming an average annual inflation rate where applicable. We use the historical ten-year average as it is considered a reasonable estimation of expected future time charter rates over the remaining useful life of our vessels since we believe it represents a full shipping cycle and captures the highs and lows of the market. We utilize the standard deviation in order to eliminate the outliers of our sample before computing the historic ten-year average of the one-year time charter rate.

As of December 31, 2015, the review of the carrying amount of M/V Coral Seas, the M/V Golden Seas, the M/V Prosperous Seas, the M/V Priceless Seas, the M/V Proud Seas and the M/V Precious Seas in connection with their sale in 2016, discussed above, indicated an impairment loss of $52.5 million. In addition, following the cancellation of the financing of the syndicated loan facility led by Nordea Bank Finland Plc for the two Ultramax drybulk newbuildings, an impairment loss of $43.9 million was also recognized in the 2015 consolidated statement of comprehensive loss.

Recent Accounting Pronouncements

Regarding recent accounting pronouncements the adoption of which would have an effect on our consolidated financial statements in the current period or future periods, refer to Note 2 to our consolidated financial statements included at the end of this annual report.

Fleet Data and Average Daily Results

FLEET DATA	2013	2014	2015
Calendar days for the fleet	4,717	5,241	5,169
Available days for the fleet	4,652	5,180	5,104
Operating days for the fleet	4,622	5,134	5,045
Average number of vessels(1)	12.9	14.4	14.2
Number of vessels at end of period	13	16	10
Average age of fleet as of year end	8	7	9
Fleet utilization(2)	99.4%	99.1%	98.8%
AVERAGE DAILY RESULTS
Vessel operating expenses(3)	$4,401	$4,325	$4,110
Dry-docking expenses(4)	360	418	267
Management fees - related party(5)	1,245	1,196	936
General and administrative expenses(6)	2,282	1,661	1,155

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.
(2)	Fleet utilization is the percentage of time that our vessels were available for generating revenue and is determined by dividing operating days by available days of our fleet for the relevant period.
(3)	Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(4)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(5)	Daily management fees - related party are calculated by dividing management fees - related party by fleet calendar days for the relevant time period.
(6)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

YEAR ENDED DECEMBER 31, 2015 COMPARED TO YEAR ENDED DECEMBER 31, 2014

The average number of vessels in our fleet was 14.2 for the year ended December 31, 2015, compared to 14.4 in the year ended December 31, 2014. The following analysis exhibits the primary driver of differences between these periods.

•	Charter revenue—Charter revenue for the year ended December 31, 2015, was $35.9 million, compared to $58.1 million for the year ended December 31, 2014. The decrease is mainly due to the decrease in the charter rates earned by the vessels year over year as a result of the lower contracted rates due to the continued weakness in the drybulk market and the decrease in operating days due to the sale of four vessels end of July 2015 and the sale of two vessels in December 2015. After deducting commissions of $2.2 million, we had net revenue of $33.7 million in 2015, compared to $54.8 million net revenue, after deducting commissions of $3.4 million, in 2014.

•	Voyage expenses, net—In 2015, our voyage expenses amounted to $7.6 million, compared to $14.7 million in 2014. The decrease in our voyage expenses are due to the decrease of $5.1 million in the bunkers consumed during off-hire periods, vessel positioning and traveling to and from dry-docking, net of gains or losses from the sale of bunkers to charterers, a decrease of $1.3 million in port charges and other related expenses for our vessels that were employed on voyage charters during the year ended December 31, 2015 and 2014, and a decrease of $0.7 million in extra war risks insurances.

•	Vessel operating expenses—Vessel operating expenses amounted to $21.2 million, or $4,110 per vessel per day, for the year ended December 31, 2015, compared to $22.7 million, or $4,325 per vessel per day, for the year ended December 31, 2014. The decrease in our operating expenses is due to the Company’s continued cost control efficiency, the decrease in calendar days due to the sale of four vessels in July 2015 and the sale of two vessels in December 2015 and the favorable impact of the Euro / U.S. Dollar exchange rate fluctuations.

•	Dry-docking expenses—We incurred an aggregate of $1.4 million in dry-docking expenses for the year ended December 31, 2015, compared to $2.2 million for the year ended December 31, 2014. Two Panamax and one Supramax vessels were dry-docked during 2015, while three of our Panamax vessels underwent dry-docking during 2014, resulting in higher dry-docking costs.

•	Management fees - related party—We incurred an aggregate of $4.8 million, or $936 per vessel per day in management fees for the year ended December 31, 2015, compared to an aggregate of $6.3 million, or $1,196 per vessel per day in management fees for the year ended December 31, 2014. The decrease in management fees mainly reflects the share based compensation of $755 and $0.9 million that was recorded in 2015 and 2014, respectively, relating to the award of shares to Allseas, in line with the agreement with Loretto, as described in “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions–Agreements with Our Managers–Agreement with Loretto” and the favorable impact of the Euro / U.S. Dollar exchange rate fluctuations.

•	Depreciation—Depreciation of vessels for the year ended December 31, 2015 amounted to $16.9 million, compared to $18.4 million for the year ended December 31, 2014, reflecting the sale of vessels in 2015, discussed above, and the classification of four vessels as held for sale.

•	General and administrative expenses—General and administrative expenses for 2015 were $6.0 million, compared to $8.7 million for 2014. The decrease in general and administrative expenses relates mainly to the incentive compensation of $0 and $1.8 million that was awarded in 2015 and 2014, respectively, and a $0.7 million decrease due to the favorable impact of the Euro / U.S. Dollar exchange rate fluctuations.

•	Loss related to vessels held for sale—A loss of $116.8 million related the vessels classified as held for sale during the year was recorded in 2015. More specifically, the loss relating to the four vessels sold in July 2015 and classified as held for sale as of June 30, 2015 amounted to $47.6 million, while the loss related to the four vessels sold in January 2016 amounted to $69.2 million. No such loss was recorded in 2014.

•	Impairment loss— Impairment loss for the year ended December 31, 2015 of $96.6 million, relates to the write-off of $23.0 million due to the cancellation of our two Ultramax newbuildings, the write down to fair value of the contract price of our three Kamsarmax newbuildings of $20.9 million and the write down to the sale price of our six vessels sold in March, April and May 2016 of $52.7 million. Impairment loss for the year ended December 31, 2014 of $15.7 million relates to the write down to fair value of the contract price of the 4,800 TEU containership newbuilding.

•	(Gain) / loss from sale of assets—The loss of $26.7 million recorded in 2015 mainly relates to the sale of two vessels sold in December 2015. The gain of $0.4 million for the year ended December 31, 2014 relates to the gain on the sale of the 4,800 TEU containership newbuilding that was concluded on May 23, 2014.

•	Loss from marketable securities, net—Loss from marketable securities, net, for the year ended December 31, 2015 of $0.1 million relates to the sale of 44,550 shares of Korea Line Corporation (“KLC”) at an average sale price of $21.68 per share that was concluded in the second quarter of 2015. Loss from marketable securities, net, for the year ended December 31, 2014 of $25,529 relates to the sale of 21,346 shares of KLC at an average sale price of $23.52 per share that was concluded during 2014.

•	Other loss—Other loss for each of the years ended December 31, 2015 and 2014 of $0.2 million relates mainly to a special contribution according to the Greek Law 4301/2014. The charge is a voluntary contribution calculated based on the carrying capacity of our fleet, and is payable annually for four fiscal years, until 2017.

•	Interest and finance costs—Interest and finance costs for 2015 were $9.8 million, compared to $9.3 million for 2014. The increase in interest and finance costs mainly reflects an increase of $1.3 million in interest charged relating to our Unsecured Notes, partially offset with a decrease of $0.8 million in relation to the remaining credit facilities due to the decreased indebtedness year over year and an increase of $0.5 million with respect to the write-off of unamortized financing costs. In 2015, an amount of $2.0 million of unamortized financing costs was written-off relating to the cancellation of the undrawn portion of the syndicated loan led by Nordea Bank Finland Plc, the extinguishment of the loans with HSBC Bank Plc and HSH Nordbank AG, as well as the extinguishment of the loan with Commerzbank AG in relation to the two vessels sold in December 2015. In 2014, an amount of $1.5 million of unamortized financing costs was written-off relating to the cancellation of the China Development Bank loan facility, as well as the refinancing of the loan agreements with Bank of Scotland and Nordea Bank Finland Plc. Furthermore, other finance costs decreased by $0.5 million year over year, mainly due to the decrease in commitment fees. In 2014, we paid to HSH Nordbank AG commitment fees in relation to vessels M/V Gentle Seas and M/V Peaceful Seas delivered to us in October 2014 and to Nordea Bank Finland Plc until July 2015, in relation to our newbuilding program.

•	Loss on derivatives, net—Loss on derivatives, net, for the year ended December 31, 2015 of $0.2 million consists of an unrealized gain of $0.5 million, representing a gain to record the change in fair value of our interest rate swaps for 2015, and realized expenses of $0.7 million incurred from interest rate swap settlements paid during the year. Loss on derivatives, net, for the year ended December 31, 2014 of $0.4 million consists of an unrealized gain of $0.5 million, representing a gain to record the change in fair value of our interest rate swaps for 2014, and realized expenses of $0.9 million incurred from interest rate swap settlements paid during the year.

•	Equity in net income of affiliate—Equity in net income of affiliate for the year ended December 31, 2015 was $0.2 million, compared to $0.5 million for the previous year. The decrease is mainly associated with the sale of our investment in Box Ships in the second quarter of 2015 and the decrease in earnings available to common shareholders of Box Ships.

•	Loss on investment in affiliate—Loss on investment in affiliate of $0.2 million for the year ended December 31, 2015 relates to the sale of the total 3,437,500 shares of Box Ships at an average sale price of $0.8542 per share that was concluded in the second quarter of 2015. Loss on investment in affiliate of $8.8 million for the year ended December 31, 2014 consists of $0.2 million, relating to the dilution effect from the Company’s non-participation in the public offering of 5,500,000 common shares of Box Ships, which was completed on April 15, 2014, as well as the aggregate impairment in investment in affiliate of $8.6 million, relating to the difference between the fair value and the book value of our investment in Box Ships as of March 31, 2014, June 30, 2014 and December 31, 2014, which was considered as other than temporary.

•	Gain from debt extinguishment—Gain from debt extinguishment of $5.9 million for the year ended December 31, 2015 is associated with the sale of M/V Sapphire Seas and M/V Diamond Seas in December 2015. No such gain was recorded in 2014.

•	Net loss—As a result of the above factors, net loss in 2015 was $268.7 million, compared to $51.8 million for 2014.

YEAR ENDED DECEMBER 31, 2014 COMPARED TO YEAR ENDED DECEMBER 31, 2013

The average number of vessels in our fleet was 14.4 for the year ended December 31, 2014, compared to 12.9 in the year ended December 31, 2013. The following analysis exhibits the primary driver of differences between these periods.

•	Charter revenue—Charter revenue for the year ended December 31, 2014, was $58.1 million, compared to $59.5 million for the year ended December 31, 2013. The increase in the average number of vessels in our fleet and the corresponding increase in the number of operating days of our fleet from 4,622, for the year ended December 31, 2013, to 5,134, for the year ended December 31, 2014, were offset by the decrease in the charter rates earned by the vessels year over year as a result of the lower contracted rates due to the continued weakness in the drybulk market. After deducting commissions of $3.4 million, we had net revenue of $54.8 million in 2014, compared to $56.3 million net revenue, after deducting commissions of $3.3 million, in 2013.

•	Voyage expenses, net—In 2014, our voyage expenses amounted to $14.7 million, compared to $6.7 million in 2013. The increase in our voyage expenses are due to the increased number of voyage and short-term time charters and mainly reflects an increase of $6.6 million in the bunkers consumed during voyage charters, off-hire periods, vessel positioning and traveling to and from dry-docking, net of gains or losses from the sale of bunkers to charterers. It also reflects an increase of $1.3 million in port charges and other related expenses for our vessels that were employed on voyage charters during the year ended December 31, 2014 and 2013, and an increase of $0.2 million in extra war risks insurances.

•	Vessel operating expenses—Vessel operating expenses amounted to $22.7 million, or $4,325 per vessel per day, for the year ended December 31, 2014, compared to $20.8 million, or $4,401 per vessel per day, for the year ended December 31, 2013. The increase in our operating expenses reflects mainly the increase in the average number of vessels in our fleet for 2014, compared to 2013. The decrease in the daily vessel operating expenses is due to our increasing economies of scale as we increase our fleet size.

•	Dry-docking expenses—We incurred an aggregate of $2.2 million in dry-docking expenses for the year ended December 31, 2014, compared to $1.7 million for the year ended December 31, 2013. One Panamax and two Supramax vessels were dry-docked during 2013, while three of our Panamax vessels underwent dry-docking during 2014, resulting in higher dry-docking costs.

•	Management fees - related party—We incurred an aggregate of $6.3 million, or $1,196 per vessel per day in management fees for the year ended December 31, 2014, compared to an aggregate of $5.9 million, or $1,245 per vessel per day in management fees for the year ended December 31, 2013. The increase in management fees mainly reflects the increase in the average number of vessels in our fleet year over year and the corresponding increase in the number of calendar days of our fleet.

•	Depreciation—Depreciation of vessels for the year ended December 31, 2014 amounted to $18.4 million, compared to $17.0 million for the year ended December 31, 2013, reflecting the increased fleet size in 2014, compared to 2013.

•	General and administrative expenses—General and administrative expenses for 2014 were $8.7 million, compared to $10.8 million for 2013. The $2.1 million decrease in general and administrative expenses relates mainly to the incentive compensation of $2.0 million that was awarded for the completion of our debt restructuring in 2013, and a $0.3 million decrease in other general and administrative expenses, partially offset by a $0.2 million increase in share based compensation due to the higher amortization effect of the granted share awards.

•	Impairment loss—Impairment loss for the year ended December 31, 2014 of $15.7 million relates to the write down to fair value of the contract price of the 4,800 TEU containership newbuilding (refer to Note 5 to our consolidated financial statements included at the end of this annual report).

•	Gain from sale of assets—The gain of $0.4 million for the year ended December 31, 2014 relates to the gain on the sale of the 4,800 TEU containership newbuilding that was concluded on May 23, 2014. No vessels were sold in 2013.

•	Gain / loss from marketable securities, net—Loss from marketable securities, net, for the year ended December 31, 2014 of $25,529 relates to the sale of 21,346 shares of KLC at an average sale price of $23.52 per share that was concluded during 2014. Gain from marketable securities, net, for the year ended December 31, 2013 of $1.2 million includes a gain of $3.1 million relating to the initial measurement of the 58,483 additional shares of KLC that were issued to us on May 9, 2013, pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court in March 2013, partially offset by an aggregate loss of $1.9 recognized in the third and fourth quarters of 2013 relating to the change in fair value of the total 65,896 KLC shares, which was considered as other than temporary.

•	Other income / loss—Other loss for the year ended December 31, 2014 of $0.2 million relates mainly to a special contribution, which was paid in October 2014. According to the Greek Law 4301/2014, the charge is a voluntary contribution calculated based on the carrying capacity of our fleet, and is payable annually for four fiscal years, until 2017. Other income for the year ended December 31, 2013 of $0.6 million relates mainly to a cash compensation of $0.4 million received from KLC representing the present value of the total outstanding cash payments we were entitled to receive in connection with the amended KLC rehabilitation plan that was approved by the Seoul Central District Court in March 2013, and to claim recoveries of $0.2 million relating to a dispute regarding one of our vessels.

•	Interest and finance costs—Interest and finance costs for 2014 were $9.3 million, compared to $7.4 million for the previous year. The increase in the interest and finance costs was mainly due to the cancellation of the China Development Bank (“CDB”) loan facility dated May 17, 2013, as well as the refinancing of the loan agreements with Bank of Scotland (dated December 4, 2007) and Nordea (dated May 5, 2011), and the resulting write off of the unamortized financing costs of $1.5 million relating to the respective facilities (refer to Notes 5 and 9 to our consolidated financial statements included at the end of this annual report). It is also due to the incurred interest expenses relating to our Senior Notes due 2021 that were issued in August 2014 and bear interest at a rate of 8.375% per year.

•	Loss on derivatives, net—Loss on derivatives, net, for the year ended December 31, 2014 of $0.4 million consists of an unrealized gain of $0.5 million, representing a gain to record the change in fair value of our interest rate swaps for 2014, and realized expenses of $0.9 million incurred from interest rate swap settlements paid during the year. Loss on derivatives, net, for the year ended December 31, 2013 of $0.1 million consists of an unrealized gain of $0.8 million, representing a gain to record the change in fair value of our interest rate swaps for 2013, and realized expenses of $0.9 million incurred from interest rate swap settlements paid during the year.

•	Interest income—Interest income for the year ended December 31, 2014 was $20,940, compared to $0.5 million in 2013, mainly reflecting the decrease in interest charged to Box Ships relating to the unsecured loan granted on May 27, 2011, which was fully repaid by Box Ships on October 18, 2013.

•	Equity in net income of affiliate—Equity in net income of affiliate for the year ended December 31, 2014 was $0.5 million, compared to $1.7 million for the previous year. The decrease in equity in net income of affiliate is mainly associated with the decrease in earnings available to common shareholders of Box Ships for 2014, as compared to 2013.

•	Loss on investment in affiliate—Loss on investment in affiliate of $8.8 million for the year ended December 31, 2014 consists of $0.2 million, relating to the dilution effect from the Company’s non-participation in the public offering of 5,500,000 common shares of Box Ships, which was completed on April 15, 2014, as well as the aggregate impairment in investment in affiliate of $8.6 million, relating to the difference between the fair value and the book value of our investment in Box Ships as of March 31, 2014, June 30, 2014 and December 31, 2014, which was considered as other than temporary. Loss on investment in affiliate of $8.6 million for the year ended December 31, 2013 consists of $0.4 million, relating to the dilution effect from the Company’s non-participation in the public offering of 4,000,000 common shares of Box Ships, which was completed on March 18, 2013, as well as an aggregate impairment loss of $8.2 million recorded in September 2013 and December 2013, relating to the difference between the fair value and the book value of our investment in Box Ships, which was considered as other than temporary.

•	Net loss—As a result of the above factors, net loss in 2014 was $51.8 million, compared to $17.0 million for 2013.

B.	Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our 8.375% Senior Notes due 2021 and loan and credit facilities, as well as equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet, maintenance costs to ensure the quality of our vessels, compliance with international shipping standards and environmental laws and regulations, the funding of working capital requirements, and, with the discretion of our Board of Directors the payment of dividends to our shareholders. Beginning with the first quarter of 2011, our Board of Directors suspended the payment of our quarterly dividend in light of the continued decline of charter rates and the related decline in asset values in the drybulk market. This suspension allows us to retain cash and increase our liquidity. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, restrictions under loan and credit facilities and other external factors could limit our ability to pay dividends. See “Item 8. Financial Information—Dividend Policy.”

On February 18, 2014, we completed a public offering of 178,553 of our common shares at $237.50 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 23,290 additional common shares. The net proceeds from the offering amounted to $39.7 million net of underwriting discounts and commissions and other offering expenses payable by us.

On August 8, 2014, we completed the public offering of 1,000,000 of our 8.375% Senior Notes due 2021 pursuant to an effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The net proceeds from the offering amounted to approximately $23.9 million, net of underwriting discounts and commissions of $812,500, and offering expenses payable by the Company of $330,917. The Notes trade on NASDAQ Global Market under the symbol “PRGNL”.

On January 7, 2014, we took delivery of our fourth Handysize drybulk vessel, the M/V Proud Seas. In January 2014, an amount of $21.6 million was paid to the shipyard representing the final installment of the respective vessel, which was financed from the syndicated secured loan facility led by Nordea dated May 5, 2011, as described in the discussion under the heading “Long-Term Debt” below.

In March 2014, we entered into contracts with Yangzijiang for the construction of three Kamsarmax newbuilding drybulk carriers. The Kamsarmax newbuildings have a carrying capacity of 81,800 dwt each, with scheduled delivery in the third and fourth quarter of 2016. The acquisition cost of these three newbuildings is $30.6 million per vessel. In March 2014, we paid an amount of $9.2 million per vessel, and the balance of the contract price, or $21.4 million per vessel, will be payable upon the delivery of each vessel.

On April 25, 2014, we entered into a memorandum of agreement for the sale of our remaining 4,800 TEU containership newbuilding to an unrelated third party for $42.5 million, less 3% commission. In May 2014, we also agreed with the shipyard to reduce the contract price of the respective vessel by $0.8 million. The sale of the vessel and its transfer to the new owners was concluded on May 23, 2014. The net proceeds from the sale of the vessel amounted to $10.0 million and represent the difference between the net sale price of the vessel and the outstanding contractual obligation due to the shipyard upon delivery that was resumed by the vessel’s new owners.

In October 2014, we took delivery of two Ultramax vessels, the M/V Gentle Seas and the M/V Peaceful Seas. In October 2014, an aggregate amount of $35.7 million was paid to the shipyard representing the final installment of the two vessels, which was mainly financed from the loan facility with HSH dated April 4, 2014, following a total drawdown of $34.4 million.

In July 2015, we agreed to sell all of the issued and registered shares of the vessel-owning companies of the M/V Dream Seas, M/V Friendly Seas, M/V Gentle Seas and M/V Peaceful Seas to an entity controlled by Mr. Michael Bodouroglou, our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer on a mutually agreed value of $63.2 million, resulting in proceeds of $6.8 million.

In December 2015, we entered into a settlement agreement with Commerzbank AG for the full and final settlement of the then outstanding principal amount out of the proceeds from the sale of M/V Sapphire Seas, M/V Diamond Seas and M/V Pearl Seas to an unrelated third party. The M/V Sapphire Seas and M/V Diamond Seas were delivered to their new owners in December 2015 and the M/V Pearl Seas was delivered to her new owner in January 2016.

In January 2016, we entered into a settlement agreement with Bank of Ireland to apply the net proceeds from the sale of M/V Kind Seas to an unrelated third party towards the then outstanding principal amount. The M/V Kind Seas was delivered to her new owner in January 2016.

In January 2016, we entered into a settlement agreement with Unicredit Bank AG, subject to definitive documentation to apply the net proceeds from the sale of M/V Calm Seas and M/V Deep Seas to unrelated third parties towards the then outstanding principal amount. The remaining principal amount of $3.4 million after the write-off of $4.9 million will be converted into an unsecured paid-in-kind note. The M/V Calm Seas and M/V Deep Seas were delivered to their new owner in January 2016.

In March 2016, we entered into a settlement agreement with Nordea Bank Finland Plc for the full and final settlement of the then outstanding principal amount out of the proceeds from the sale of M/V Coral Seas, M/V Golden Seas, M/V Proud Seas, M/V Priceless Seas, M/V Precious Seas and M/V Prosperous Seas. In addition, we will receive an amount of $3.9 million, as well as a further amount of $2,000 per vessel per day for the period from March 1, 2016 until each vessel’s delivery date to her new owners for settlement of vessels’ operating expenses. The vessels were delivered to their new owners in March, April and May 2016.

As of the date of this annual report, our newbuilding program consisted three Kamsarmax drybulk carriers that are scheduled to be delivered in the third and fourth quarter of 2016, with a total contractual cost of $91.7 million, of which an aggregate of $64.2 million was outstanding and expected to be due during 2016. We intend to finance the remaining construction costs of these vessels with cash on hand, operating cash flows and additional bank debt that we intend to arrange or proceeds from future equity and debt offerings.

If the current low charter rate environment persists or worsens, our forecasted operating cash flows, together with our existing cash and cash equivalents, may not be sufficient to meet our liquidity needs for the next 12 months. If this event occurs, we expect to finance all of our working capital requirements with additional bank debt and future equity or debt offerings, and we may also proceed with the sale of the existing newbuildings contracts.

As of December 31, 2015, we had approximately $144.7 million of outstanding indebtedness, as compared to $226.4 million of outstanding indebtedness as of December 31, 2014. As of December 31, 2015, there aren’t any minimum principal payments for the outstanding debt required to be made in 2016, taking into consideration the settlement agreements discussed above. Restricted cash was $13.9 million and $2.5 million as of December 31, 2014 and 2015, respectively. We do not have any borrowing capacity. For more information regarding our loan and credit facilities please refer to the discussion under the heading “Long-Term Debt” below.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and, depending on the prevailing market conditions, the potential selective sale of older vessels. These acquisitions will be principally subject to management’s expectation of future market conditions, as well as our ability to acquire vessels on favorable terms. Our dividend policy will also impact our future liquidity position.

We regularly monitor our currency exposure and, from time to time, may enter into currency derivative contracts to hedge this exposure if we believe fluctuations in exchange rates would have a negative impact on our liquidity. As of December 31, 2015, we had no currency derivative contracts.

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through the swap agreements as stated in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” For information relating to our swap agreements, please see Note 9 to our consolidated financial statements included at the end of this annual report.

Cash Flows

Cash and cash equivalents as of December 31, 2015 amounted to $0, compared to $7.0 million as of December 31, 2014. We define working capital as current assets minus current liabilities. We had a working capital deficit of $130.2 million as of December 31, 2015, compared to working capital deficit of $1.1 million as of December 31, 2014, as adjusted to reflect the reclassification of a portion of deferred financing costs against the current portion of long-term debt. The decrease in our working capital is mainly due to the increase in the current portion of long-term debt of $124.7 million associated with the vessels sold in 2016 and the classification of our Notes as current, the decrease in cash and cash equivalents and restricted cash of $11.5 million, and an aggregate decrease of $6.6 million in the remaining current assets and current liabilities, partially offset by the increase in vessels held for sale by $13.7 million. The overall cash position in the future may be negatively impacted by a decline in drybulk market rates if the current economic environment persists or worsens.

Cash and cash equivalents as of December 31, 2014 amounted to $7.0 million, compared to $31.3 million as of December 31, 2013. We define working capital as current assets minus current liabilities. We had a working capital deficit of $1.8 million as of December 31, 2014, without taking into consideration the reclassification of a portion of deferred financing costs against the current portion of long-term debt, compared to working capital surplus of $20.6 million as of December 31, 2013. The decrease in our working capital is mainly due to a decrease in cash and cash equivalents of $24.3 million, a decrease in marketable securities of $0.7 million, an increase in the current portion of long-term debt of $3.5 million and an aggregate decrease of $0.5 million in the remaining current assets and current liabilities, partially offset by an increase in the current portion of restricted cash by $6.6. The overall cash position in the future may be negatively impacted by a decline in drybulk market rates if the current economic environment persists or worsens.

Operating Activities

Net cash used in operating activities was $7.3 million during 2015, compared to net cash used in operating activities of $6.2 million during 2014. This decrease is mainly due to a lower charter revenue net of commissions by $17.8 million, a decrease in expenses, including voyage expenses, vessel operating expenses, dry-docking expenses, management fees – related party and general and administrative expenses, that in the aggregate amounted to $16.5 million and the decrease in cash paid for interest and finance costs of $0.2 million.

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

Investing Activities

Net cash from investing activities was $23.1 million for the year ended December 31, 2015. This mainly reflects the net proceeds from the sale of vessels in 2015 of $12.8 million, the net proceeds from the sale of investment in Box Ships and marketable securities in KLC of $3.9 million in aggregate and the release of restricted cash of $11.4 million, offset by the capital expenditures for our newbuildings and acquisition of other fixed assets of $5.0 million in aggregate. Net cash used in investing activities was $104.5 million for the year ended December 31, 2014. This mainly reflects the cash outflows of $100.7 million relating to the deliveries of the M/V Proud Seas, the M/V Gentle Seas and the M/V Peaceful Seas, the first installments for the Kamsarmax newbuilding drybulk carriers with Hull numbers YZJ1144, YZJ1145 and YZJ1142, and the outstanding contractual cost of the 4,800 TEU containership newbuilding that was offset by the net proceeds from the sale of the respective vessel to an unrelated third party in May 2014. It also reflects an increase in our restricted cash of $3.9 million, and the acquisition of other fixed assets of $0.5 million, partially offset by the proceeds from the sale of KLC share of $0.5 million.

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

Financing Activities

Net cash used in financing activities was $22.9 million for the year ended December 31, 2015, which mainly reflects the long-term debt repayments of $22.3 million and the payment of financing costs of $0.6 million. Net cash from financing activities was $86.5 million for the year ended December 31, 2014, which mainly reflects the proceeds from long-term debt of $179.1 million and the net proceeds of $39.7 million from the public offering of 178,553 Class A common shares completed in February 2014, offset by the long-term debt repayments of $128.5 million, the cash outflows of $0.2 million relating to the purchase of treasury stock pursuant to the share buyback program that was authorized by our Board of Directors in May 2014, and the payment of financing costs of $3.8 million.

Net cash from financing activities was $86.5 million for the year ended December 31, 2014, which mainly reflects the proceeds from long-term debt of $179.1 million and the net proceeds of $39.7 million from the public offering of 178,553 Class A common shares completed in February 2014, offset by the long-term debt repayments of $128.5 million, the cash outflows of $0.2 million relating to the purchase of treasury stock pursuant to the share buyback program that was authorized by our Board of Directors in May 2014, and the payment of financing costs of $3.8 million. Net cash from financing activities was $15.5 million for the year ended December 31, 2013, which mainly reflects the net proceeds from the issuance of common shares of $31.8 million, offset by the long-term debt repayments of $15.4 million and the payment of financing costs of $0.9 million.

Long-Term Debt

Loan and Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank debt. As of December 31, 2015, we had four outstanding bank debt facilities with a combined outstanding balance of $121.6 million. These credit facilities were settled during 2016.

For more information regarding our loan and credit facilities as of December 31, 2015, and the settlement agreements with all of our lenders, please see Note 8 to our consolidated financial statements included at the end of this annual report.

8.375% Senior Notes due 2021

On August 8, 2014, we completed the public offering of 1,000,000 of our Notes pursuant to an effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The net proceeds from the offering amounted to $23.9 million, net of underwriting discounts and commissions of $0.8 million, and offering expenses payable by the Company of $0.3 million. The Notes trade on NASDAQ Global Market under the symbol “PRGNL”.

The indenture governing the Notes contains certain restrictive covenants, including limitations on asset sales and:

(a) Limitation on Borrowings. Net borrowings not to exceed 70% of our total assets.

(b) Limitation on Minimum Net Worth. Net worth to always exceed one hundred million dollars ($100,000,000).

As of December 31, 2015, we were not in compliance with the covenants contained in our Notes.

As of December 31, 2015, the covenants were calculated (based on the definitions contained in the indenture governing the Notes) as follows:

(a) Net borrowings of 132% of total assets

(b) Net Worth of ($37.4) million

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

In addition, if an event of default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an event of default under the Notes has occurred and is continuing, or we are not in compliance with the covenant described under “Limitation on Borrowings” or “Limitation on Minimum Net Worth” or  any payment of dividends or any form of distribution or return of capital would result in the Company not being in compliance with the covenant described under “(a) Limitation on Borrowings” or “(b) Limitation on Minimum Net Worth” above, then none of the Company or any of its subsidiaries will be permitted to declare or pay any dividends or return any capital to our equity holders (other than the Company or a wholly-owned subsidiary of the Company) or authorize or make any other distribution, payment or delivery of property or cash to our equity holders (other than the Company or a wholly-owned subsidiary of the Company), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of our equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by persons other than the Company or any wholly-owned subsidiary, or repay any subordinated loans to equity holders (other than the Company or a wholly-owned subsidiary of the Company) or set aside any funds for any of the foregoing purposes.

For more information on our Notes, please see the section entitled “Description of Notes” in our final prospectus supplement filed with the SEC on Form 424B5 on August 7, 2014.

In January 2016, we entered into an exchange agreement with an unrelated third party, whereas the Notes holder exchanged 20,000 Notes for shares of our common stock. We agreed to pay up to $10,000 of reasonable attorneys’ fees and expenses incurred by the holder in connection with the transaction.

On March 18, 2016, we announced expiration of our previously announced offer to exchange all properly delivered and accepted Notes for shares of our Class A common shares (the “Exchange Offer”) at 5:00 p.m. (New York City time) on March 18, 2016. Based on information provided by the depository for the Exchange Offer, as of  5:00 p.m. (New York City time) on Friday March 18, 2016, 184,721 Notes or approximately 18.8% of the outstanding Notes were delivered and not validly withdrawn from the Exchange Offer. Each holder of a Note who validly delivered and did not withdraw ("Delivered") all Notes held by such holder, received four (4) Class A common shares, which included any accrued and unpaid interest thereon. As part of the Exchange Offer, holders who delivered their Notes also consent to the removal of certain covenants and sections of the Notes' Indenture dated August 8, 2014. All of the Delivered Notes were settled on or about March 23, 2016.

In April 2016, we entered into an exchange agreement with an unrelated third party, whereas the Notes holder exchanged 50,000 Notes for shares of our common stock. We agreed to pay up to $10,000 of reasonable attorneys’ fees and expenses incurred by the Holder in connection with the transaction.

In relation to the issued and outstanding Notes, we did not proceed with the interest payment of $0.5 million, which was originally due on February 15, 2016, due to lack of liquidity. Pursuant to the Notes indenture, we had a 30-day grace period to make such payment, which grace period expired on March 17, 2016 without payment of the interest. We were still lacking the liquidity to make the interest payment.

Financial Instruments

We have entered into interest rate swap agreements in order to hedge our variable interest rate exposure under our loan agreements discussed above. For more information on our interest rate swap agreements, refer to Note 9 to our consolidated financial statements included at the end of this annual report.

From time to time we may enter into foreign derivative instruments if we have a capital commitment in foreign currency. As of December 31, 2015, we had no currency derivative contracts.

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

In addition to the factors discussed above, we believe certain specific factors will impact our combined and consolidated results of operations. These factors include:

•	the charter hire earned by our vessels operating under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory; and

•	our level of debt and the related interest expense and amortization of principal.

Please read “Item 3. Key Information—D. Risk Factors” for a discussion of the material risks inherent in our business.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2015:

Contractual Obligations (amounts in thousands of U.S Dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt Agreements (1)	$146,551	$121,551	$-	$-	$25,000
Interest Payments (1), (2)	11,777	2,094	4,188	4,188	1,307
Shipbuilding Contracts (3)	101,701	101,701	-	-	-
Management Agreements (4)	1,464	1,464	-	-	-
Executive Services (5)	15,786	3,158	6,314	6,314	*
Accounting Services (6)	1,361	273	544	544	*
Rental Agreements (7)	70	40	30	-	-
Total	$278,710	$230,281	$11,076	$11,046	$26,307

*	Pursuant to the amended and restated Executive Services and Accounting agreements, dated May 18, 2015, the agreements shall remain in full force and effect, unless terminated in accordance with the provisions of the agreements. These agreements do not have a finite term, however the table above reflects the respective obligations assuming a five-year term.

(1)	The minimum annual principal payments for our Debt Agreements and the relating Interest Payments required to be made after December 31, 2015, take into consideration the subsequent settlement agreements with our lenders discussed under the heading “Long-Term Debt” above and in Note 8 to our consolidated financial statements included at the end of this annual report, except of the PIK Note with Unicredit Bank AG, which is subject to definitive documentation.

(2)	Interest Payments refer to our expected interest payments of our debt agreements by taking into account our subsequent settlement agreements with our lenders, except of the PIK Note with Unicredit Bank AG, which is subject to definitive documentation.

(3)	The amounts indicated in the above table include approximately $37,546 relating to the third (delivery) instalment for the newbuilding vessels DY4050 and DY4052, originally due in the fourth quarter of 2015, for which we are in dispute with Dayang, as discussed in Note 16 to our consolidated financial statements included at the end of this annual report.

(4)	The amounts indicated in the above table are the minimum contractual obligations based on a daily management fee of €666.45 (or $725.56 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.0887 as of December 31, 2015) per vessel, and includes the 1.25% charter hire commission for the vessels in our fleet under their time charters as of December 31, 2015, that will be paid to Seacommercial, based on the estimated redelivery dates assuming no off-hire days. Third party commissions on revenues are not included in the table above. In addition, the amounts also include minimum contractual obligations based on the management agreements with Allseas relating to the supervision of each of the contracted newbuildings pursuant to which we will pay: (1) a flat fee will be paid on a pro rata basis until we accept delivery of the respective vessel, and (2) a daily fee of €115.00 (or $125.20 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.0887 as of December 31, 2015) per vessel, commencing from the date of the vessel’s shipbuilding contract until we accept delivery of the respective vessel. The daily management fee and the daily newbuilding supervision fee do not incorporate any inflationary increases in the rates or changes which may be agreed in the future.

(5)	The amounts indicated in the above table are the executive services fee of €2.9 million (or $3.2 million based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.0887 as of December 31, 2015) per annum, and do not include any incentive compensation which our Board of Directors, at their discretion, may agree to pay.

(6)	The amounts indicated in the above table are the financial and accounting services fee of €250,000 (or $272,175 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.0887 as of December 31, 2015) per annum, and do not include the financial reporting fee of $30,000 per vessel per annum, in connection with the provision of services under the accounting services agreement.

(7)	We lease office space in Athens, Greece. The term of the lease will expire on September 30, 2017 and the monthly rental is €3,055.16 (or $3,326.15 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.0887 as of December 31, 2015) including 3.6% tax, which will be adjusted thereafter annually for inflation increases. For the future minimum rent commitments, we excluded inflation increases as the impact on future results of operations will not be material.

G.	Safe Harbor

See the section entitled “Forward Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. The Board of Directors elected Mr. Michael Bodouroglou as the Company’s Interim Chief Financial Officer effective as of February 9, 2016. The business address for each director and executive officer is c/o Paragon Shipping Inc., 15 Karamanli Ave, GR 166 73, Voula, Greece.

Name	Age	Position
Michael Bodouroglou	61	Chairman, President, Chief Executive Officer, Interim Chief Financial Officer and Class C Director
George Skrimizeas	50	Chief Operating Officer
Nigel D. Cleave	57	Class B Director
Dimitrios Sigalas	71	Class A Director
George Xiradakis	51	Class A Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou, our founder, has been involved in the shipping industry in various capacities for more than 35 years. He has served as our Chairman, President, Chief Executive Officer and director since our formation in April 2006. Mr. Bodouroglou has been appointed to act as our Interim Chief Financial Officer since March 2015. Mr. Bodouroglou also serves as the Chairman, President and Chief Executive Officer of Box Ships Inc., an affiliated company. Mr. Bodouroglou has owned and operated tanker and drybulk vessels since 1993. He is the founder of Allseas, which serves as the technical and commercial managing company to our fleet. Prior to 1993, Mr. Bodouroglou was employed as a technical superintendent supervising both tanker and drybulk vessels for various shipping companies. In 1977, Mr. Bodouroglou graduated with honors from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering and in 1978 he was awarded a Master of Science in Naval Architecture. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council, the DNV GL Greek Committee and the Lloyd's Register Hellenic Advisory Committee. He is also a member of China Classification Society Mediterranean Committee (CCS), the RINA Hellenic Advisory Committee (Registro Italiano Navale) and the Greek Committee of Nippon Kaiji Kyokai (ClassNK). He is also member of the Board of the Swedish P&I Club and the Union of Greek Shipowners. Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus, the President of the Hellenic-Australian Business Council (HABC) and an Honorary Fellow of the Institute of Chartered Shipbrokers.

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

Dimitrios Sigalas has served as a non-executive director of the Company since March 2008. Mr. Sigalas served as a maritime journalist for the Greek daily newspaper “Kathimerini” from 1985 to 2008. Mr. Sigalas also served within the chartering department of Glafki (Hellas) Maritime Corporation, an Athens based shipowning company, from 1972 to 2006. In 1980 Mr. Sigalas was appointed to Head of the Dry and Tanker Chartering Department within Glafki (Hellas) Maritime Corporation. Mr. Sigalas graduated from Cardiff University, Wales, with a diploma in Shipping. Mr. Sigalas is also a member of the Institute of Freight Forwarders UK, and has served in the Merchant Navy after his graduation from the Navigation Academy of Hydra.

George Xiradakis has served as a non-executive director of the Company since July 2008. In his banking career (1991-1998) he served as Vice President of Credit Lyonnais Shipping Group and Head of European Shipping finance activities and as Head of Greek, Indian and Middle East Shipping. Since 1999, Mr. Xiradakis has been the Managing Director of XRTC Business Consultants Ltd., a consulting firm providing financial advice to the maritime industry. Mr. Xiradakis also provides financial advice to international shipping banks, shipping companies, as well as international and state organizations. Mr. Xiradakis has a certificate as a Deck Officer from the Hellenic Merchant Marine and he is a graduate of the Nautical Marine Academy of Aspropyrgos, Greece. He also holds a postgraduate Diploma in Commercial Operation of Shipping from London Metropolitan University, formerly known as City of London Polytechnic, and a Master of Science in Maritime Studies from the University of Wales College of Cardiff. Mr. Xiradakis is the President of the International Propeller Club of the United States – International Port of Piraeus Board, General Secretary of the Association of Banking and Shipping Executives of Hellenic Shipping, Board member of the Greek-China Friendship Association, and also a member of the Mediterranean Committee of China Classification Society, HELMEPA, the Marine Club of Piraeus, and the Sino-Greek Chamber of Commerce. In the past, Mr. Xiradakis also served as the Chairman and President of the National Center of Port Development in Greece and as the Chairman and President of Hellenic Public Real Estate Corporation. Mr. Xiradakis was a member of the Board of Directors of DryShips Inc. (NASDAQ: DRYS) and a member of the Board of Directors of Aries Maritime Transport.

B.	Compensation

Each of our non-employee directors receives annual compensation in the aggregate amount of €45,000 per annum (or $48,992 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.0887 as of December 31, 2015), plus reimbursements for actual expenses incurred while acting in their capacity as a director. We do not have a retirement plan for our officers or directors. In addition, each of our non-employee directors is also entitled to incentive compensation, at the discretion of our Board of Directors.

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Under the amended agreement, after January 1, 2013, Allseas was entitled to an executive services fee of €2.7 million (or $2.9 million based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.0887 as of December 31, 2015) per annum, payable in equal monthly installments, plus incentive compensation. Effective January 1, 2014, the executive services fee was adjusted to €2.9 million (or $3.2 million based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.0887 as of December 31, 2015). On May 18, 2015, we entered into an amended and restated executive services agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of five years to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated executive services agreement remained unchanged. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Executive Services Agreement.”

In order to incentivize Allseas’ continued services to us, on November 10, 2009, we entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares to Loretto in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. As of the date of this annual report, we had issued a total of 12,557 of our common shares to Loretto pursuant to this agreement. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreement with Loretto.”

C.	Board Practices

Our Board of Directors consists of the four directors named above. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. Sigalas and Xiradakis, expires at our 2016 annual general meeting of shareholders. The term of our Class B director, Mr. Cleve, expires at our 2017 annual general meeting of shareholders. The term of our Class C director, Mr. Bodouroglou, expires at our 2018 annual general meeting of shareholders.

In keeping with the corporate governance rules of NASDAQ, from which we have derived our definition for determining whether a director is independent, our Board of Directors has determined that each of Messrs. Cleave, Sigalas and Xiradakis, constituting a majority of our Board of Directors, is independent. Under the corporate governance rules of NASDAQ, a director is not considered independent unless the Board of Directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates. In making this determination, our Board of Directors has broadly considered all facts and circumstances the Board of Directors deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation.

We have established an audit committee comprised of three directors, each of whom our Board of Directors has determined to be independent under Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as well as NASDAQ’s independence rules. Our Board of Directors has also determined that each member of the audit committee has the financial experience required by Rule 5605 of NASDAQ’s Equity Rules and other relevant experience necessary to carry out the duties and responsibilities of our audit committee. The members of the audit committee are Messrs. Cleave, Sigalas and Xiradakis. Mr. Cleave serves as the chairman of our audit committee. Our audit committee has designated Mr. Xiradakis as our “audit committee financial expert,” as such term is defined in Item 407 of SEC Regulation S-K promulgated by the SEC.

The audit committee is responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors, as well as for assisting our Board of Directors with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm’s qualifications and independence, and the performance of our internal audit functions.

We have established a compensation committee comprised of three independent directors, which is responsible for recommending to the Board of Directors our senior executive officers’ compensation and benefits. The members of the compensation committee are Messrs. Cleave, Sigalas and Xiradakis.

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

As of December 31, 2013, 2014 and 2015, we had two, two and one shoreside salaried employees, respectively. Allseas provides the services of our executive officers, who report directly to our Board of Directors, pursuant to an executive services agreement entered into between the Company and Allseas. As of each of December 31, 2013, 2014 and 2015, we had three shoreside executive officers. In addition, Mrs. Aikaterini Stoupa serves as our Corporate Secretary.

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

Each of our vessel-owning subsidiaries has entered into manning agreements with Crewcare, pursuant to which Crewcare provides manning services and crew for each of our vessels. As of December 31, 2013, 2014 and 2015, 252, 345 and 188 people were employed mainly by Crewcare to crew the vessels in our fleet, respectively. We have not experienced any material work stoppages due to labor disagreements since we commenced operations in April 2006.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our executive officers and directors, individually and as a group, see “Item 7. Major Stockholders and Related Party Transactions—A. Major Shareholders.”

Equity Incentive Plan

On October 11, 2006, we adopted an equity incentive plan, as amended and restated, under which our and our affiliates’ officers, key employees, directors and consultants are eligible to receive equity awards. On October 15, 2012, we further amended and restated our amended and restated equity incentive plan to, among other things, increase the number of common shares reserved for issuance under the plan by 4,466,733 common shares to 9,966,733 common shares, which, after the 10-for-1 reverse stock split discussed elsewhere in this annual report, was adjusted to 996,673 common shares, subject to further adjustment in the event of any future distribution, recapitalization, split, merger, consolidation or the like. On March 26, 2014, our Board of Directors approved to cancel the remaining common shares reserved for issuance under the equity incentive plan.

In addition, on March 26, 2014, we adopted a new equity incentive plan, under which our and our affiliates’ officers, key employees, directors and consultants are eligible to receive equity awards. A total of 2,000,000 common shares are reserved for issuance under the plan. Our Board of Directors administers the plan. Under the terms of the plan, our Board of Directors is able to grant new options exercisable at a price per common share to be determined by our Board of Directors but in no event less than fair market value of the common share as of the date of grant. All options will expire ten years from the date of the grant. The plan also permits our Board of Directors to award restricted stock, restricted stock units, stock appreciation rights and unrestricted stock. The plan will expire on the tenth anniversary of the date the plan was adopted by our Board of Directors. As of the date of this annual report, we had 44,790 common shares remaining for issuance under the plan.

Options

There were no unvested options to purchase common shares as of December 31, 2015. As of December 31, 2015, there were outstanding and exercisable 2,800 options to purchase common shares, with an exercise price of $4,560, which vested in 2010.

Non-vested Share Awards

All the non-vested share awards granted by us are conditioned upon the holder's continued service as an employee of the Company or our Managers or a director of the Company, as applicable, through the applicable vesting date.

Details of our non-vested share awards granted subsequent to January 1, 2015 are noted below:

On February 26, 2015, we granted an aggregate of 1,842 non-vested share awards to employees of Allseas, with a grant date fair value of $70.87 per share, which will vest ratably over a two-year period commencing on December 31, 2015.

On March 17, 2015, we granted an aggregate of 790 non-vested share awards to executive officers of Allseas, with a grant date fair value of $49.78 per share, which will vest ratably over a two-year period commencing on December 31, 2015.

For more information on our non-vested share awards, refer to Note 12 to our consolidated financial statements included at the end of this annual report.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of May 9, 2016, there were no beneficial owners of more than five percent of outstanding common shares that we are aware of.

As of May 9, 2016, we had 48 shareholders of record, six of which were located in the United States and held an aggregate of 3,842,429 of our common shares, representing 95.25% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 3,842,421 of our common shares as of May 9, 2016. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

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

Under the terms of the amended and restated management agreements, Allseas has agreed to use its best efforts to provide management services upon our request in a commercially reasonable manner and may provide these services directly to us or subcontract for certain of these services with other entities. Allseas has in-house technical management capabilities, which it continues to expand. Allseas remains responsible for any subcontracted services under the management agreements. We have agreed to indemnify Allseas for losses it incurs in connection with the provision of these services, excluding losses caused by the gross negligence or willful misconduct of Allseas, its employees, subcontractors or agents. Under the agreements, Allseas’ liability for losses caused solely by its gross negligence or willful default, or that of its employees, agents or subcontractors, is limited to ten times the annual management fee payable under the management agreements, except where such loss resulted from Allseas’ intentional or reckless act or omission.

Each amended and restated management agreement has an initial term of five years and automatically renews for additional five-year periods, unless in each case, at least 30 days’ advance written notice of termination is given by either party.

Under the amended and restated management agreements, Allseas is entitled to a technical management fee of €666.45 per vessel, per day (or $725.56 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015), for the twelve months commencing June 1, 2015, payable on a monthly basis in advance, pro rata either for the calendar days these vessels are owned by us if the vessels are second-hand purchases, or from the date of the memorandum of agreement if the vessels are purchased directly from a shipyard. The technical management fee is adjusted annually based on the Eurozone inflation rate. Allseas is also entitled to (i) a superintendent fee of €500 per day (or $544 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015), for each day in excess of five days per calendar year for which a superintendent performed on site inspection; and (ii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement is signed for the purchase of any such vessel until the delivery date. We have also entered into management agreements with Allseas relating to the supervision of each our contracted newbuilding vessels, pursuant to which Allseas is entitled to: (i) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee will be paid on a pro rata basis until the vessels’ delivery to us; (ii) a daily fee of €115 (or $125.20 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015) per vessel commencing from the date of the vessel’s shipbuilding contract until we accept delivery of the respective vessel; and (iii) €500 (or $544 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015) per day for each day in excess of five days per calendar year for which a superintendent performed on site inspection. The term of the management agreements expires on the completion of the construction and delivery of the vessels to us and the agreements may be terminated by either party upon 30 days’ advance written notice.

Additional vessels that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Brokerage Agreement with Seacommercial

On January 2, 2015, we entered into a Sale & Purchase (“S&P”) and Charter Brokerage Services Agreement with Seacommercial, a Liberian company, pursuant to agreements with each vessel owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, is the sole shareholder and Managing Director of Seacommercial. The services provided under these agreements include, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels under charter, locating, purchasing, financing and negotiating the purchase and sale of our vessels. These agreements have an initial term of five years and automatically extend for successive five year term, unless, in each case, at least 30 days' advance written notice of termination is given by either party. In addition, the agreements may be terminated by either party for cause, as set forth in the agreements, on at least 30 days’ advance written notice. The agreements provide for (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; and (ii) a fee equal to 1.00% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf.

Compensation Agreements

Compensation Agreement with Allseas

We have entered into a compensation agreement with Allseas, which was amended and restated effective January 2, 2015, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with a sum equal to (i) three years of management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $3.3 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015), provided that Allseas will not receive this termination fee in the event that we terminate the agreements with Allseas for cause. The agreement shall continue for so long as Allseas serves as a manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party.

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

Accounting Agreement

We have entered into an accounting agreement with Allseas pursuant to which Allseas is entitled to a fee of €250,000 (or $272,175 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015) per annum, payable quarterly, for the provision of financial accounting services, and a fee of $30,000 per vessel per annum, payable quarterly, for the provision of financial reporting services. On May 18, 2015, we entered into an amended and restated accounting agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of one year to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated accounting agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by us without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, and (ii) compensation equal to three years’ annual financial accounting services fee and financial reporting fee then applicable.

Agreement with Loretto

We, Allseas, and Loretto, a wholly-owned subsidiary of Allseas, have entered into a tripartite agreement, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans we may adopt, we have agreed to issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the agreement, any common shares to be issued to Loretto under the agreement may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties. Accordingly, as of the date of this annual report, we have issued to Loretto a total of 12,557 of our common shares.

Executive Services Agreement

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Allseas is entitled to an executive services fee of €2.9 million (or $3.2 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015) per annum. On May 18, 2015, we entered into an amended and restated executive services agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of five years to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated executive services agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by us without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, (ii) compensation equal to three years’ annual executive services fee then applicable, and (iii) 78,948 of our common shares, issued for no consideration on the date of termination.

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

Vessels Sale Agreement

On June 25, 2015, a special committee consisting of our five independent directors (“Special Committee”) was assigned to investigate the en block sale of four vessels of our operating fleet, the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, for the purpose of improving our liquidity. The Special Committee determined it was in the best interest of us and our shareholders to sell the vessel-owning subsidiaries of these vessels to an entity controlled by Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. In July 2015, the Special Committee and Mr. Bodouroglou agreed to the sale of all of the issued and registered shares of the respective vessel-owning subsidiaries (“Sale Transaction”). The Sale Transaction was based on a mutually agreed value of $63.2 million for the four vessels transferred, net of a commission of 1.00% over such value, paid to Seacommercial, resulting in net proceeds to us, after settlement of all existing indebtedness under our credit facilities secured by the vessels, of $6.1 million. The sale and transfer of the respective vessel-owning subsidiaries were concluded on July 27, 2015 (“Sale Transaction Date”). The Sale Transaction did not include the transfer of any current assets and current liabilities existing prior to the Sale Transaction Date, apart from lubricant inventories, directly related to the transfer of the vessels and cash received in advance relating to revenue generated subsequent to the Sale Transaction Date.

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

Loan Agreement with Box Ships

On May 27, 2011, we agreed to make available to Box Ships an unsecured loan of up to $30.0 million for the purpose of partly financing the acquisition of Box Ships’ initial fleet and general corporate purposes, including meeting working capital needs, which Box Ships drew in full in May 2011. On March 11, 2013, we agreed to amend the terms of the loan agreement. Pursuant to the amended agreement, we agreed to extend the maturity of the loan for one year, from April 19, 2013 to April 19, 2014. During the remaining term of the loan, Box Ships was required to make quarterly principal installment payments in the amount of $1.0 million each, commencing on April 19, 2013, with a final balloon payment due on the maturity date. In consideration for the amendment of the loan agreement, Box Ships agreed to pay an amendment fee of $65,000 and to increase the margin from 4.0% to 5.0%. On October 18, 2013, Box Ships proceeded with the full repayment of the outstanding balance of the respective loan.

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

In addition, the agreement also provides that for so long as Mr. Michael Bodouroglou is a member of the Board of Directors of Box Ships Inc., neither Mr. Michael Bodouroglou nor any entity controlled by Mr. Michael Bodouroglou shall, directly or indirectly, acquire, charter, enter into any proposal or agreement to acquire or charter or enter into contract for the construction of any containership vessel or any business related to the ownership or operation of container vessels without the prior written consent of Box Ships.

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

Vessel Option Agreement with Box Ships

We entered into an agreement with Box Ships, pursuant to which we granted Box Ships the option to acquire our initial two 4,800 TEU containerships under construction, both of which were scheduled to be delivered to us during the second quarter of 2014, by way of a novation of the relevant construction contract from us at any time prior to the applicable vessel’s delivery to us, or purchase of such vessel at any time after its delivery to us, so long as the vessel is owned by us at such time. In December 2013, with the consent of Box Ships, we entered into an agreement with Ouhua to cancel one of our two 4,800 TEU containership newbuilding contracts at no cost to us, to transfer the deposit to the remaining vessel and to reduce the contract price from the original $57.5 million to $55.0 million. In addition, following Box Ships’ consent, on April 25, 2014, we entered into a memorandum of agreement for the sale of the remaining 4,800 TEU containership newbuilding to an unrelated third party for $42.5 million, less 3% commission. The sale of the vessel and its transfer to the new owners was concluded on May 23, 2014. Following such sale, the vessel option agreement with Box Ships was terminated.

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

Lease of Office Space

We have entered into a rental agreement to lease office space in Athens, Greece, with Granitis Glyfada Real Estate Ltd., a company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. The term of the lease is for five years, expiring on September 30, 2017. Effective October 1, 2015, the monthly rental was €2,949 (or $3,211 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015), plus 3.6% tax, and thereafter would be adjusted annually for inflation increases in accordance with the official Greek inflation rate.

For more information on our related party transactions, refer to Note 4 to our consolidated financial statements included at the end of this annual report.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial information

A.	Consolidated statements and other financial information

See “Item 18. Financial Statements.”

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

We believe that, under current law any future dividend payments we make from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute “qualified dividend income” and, as a consequence, non-corporate U.S. shareholders would generally be subject to the same preferential U.S. federal income tax rates applicable to long-term capital gains with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder’s tax basis in its common shares on a dollar-for-dollar basis and thereafter as a capital gain. Please see “Item 10. Additional Information—E. Taxation” for additional information relating to the tax treatment of our dividend payments.

B.	Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report.

Item 9.	Listing Details

Our common shares commenced trading on the NASDAQ Global Market on August 9, 2007 under the symbol “PRGN.” On March 24, 2010, our common shares stopped trading on the NASDAQ Global Market and commenced trading on the NYSE under the symbol “PRGN”. On April 19, 2013, our common shares stopped trading on the NYSE and commenced trading on the NASDAQ Global Market under the symbol “PRGN.” In addition, our Notes started trading on the NASDAQ Global Market on September 5, 2014 under the ticker symbol “PRGNL”. In November 2015, we transferred the listing of our common shares to the NASDAQ Capital Market from the NASDAQ Global Market. The following table sets forth the high and low closing prices for each of the periods indicated for our shares of common stock, as adjusted for the 38-for-1 reverse stock split effective March 1, 2016.

For the year ended December 31,	High	Low
2011	$1,307.20	$224.20
2012	$361.00	$74.86
2013	$346.18	$97.28
2014	$307.42	$87.78
2015	$101.08	$3.42

For the quarter ended	High	Low
March 31, 2014	$307.42	$229.14
June 30, 2014	$262.20	$188.48
September 30, 2014	$226.48	$151.62
December 31, 2014	$144.78	$87.78
March 31, 2015	$101.08	$36.10
June 30, 2015	$34.20	$25.84
September 30, 2015	$43.70	$12.16
December 31, 2015	$12.16	$3.42
March 31, 2016	$6.08	$0.59

For the month ended	High	Low
November 2015	$9.88	$4.18
December 2015	$8.36	$3.42
January 2016	$6.08	$3.42
February 2016	$3.04	$1.52
March 2016	$3.62	$0.59
April 2016	$2.64	$0.26
May 2016 (1)	$1.51	$1.90

(1)	Through and including May 9, 2016.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and articles of association

Our Amended and Restated Articles of Incorporation were filed as Exhibit 1 to our Report on Form 6-K filed with the SEC on April 21, 2010 and incorporated by reference into Exhibit 3.1 to our Registration Statement on Form F-3 (Registration No. 333-164370) declared effective by the SEC on February 5, 2010. We filed Articles of Amendment to our amended and restated articles of incorporation on Form 6-K filed with the SEC on November 6, 2012, which were incorporated by reference into our Registration Statement on Form F-3 (Registration No. 333-164370), pursuant to which we effectuated a 10-for-1 reverse stock split of our issued and outstanding common shares, par value $0.001 per share, effective as of the close of trading on the NYSE on November 5, 2012. Our common shares commenced trading on the NYSE on a split-adjusted basis upon the open of trading on November 6, 2012. The reverse stock split was approved by shareholders at our annual general meeting of shareholders held on October 24, 2012. The reverse stock split reduced the number of our issued and outstanding common shares from approximately 61.0 million to approximately 6.1 million and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split. We again filed Articles of Amendment to our Amended and Restated Articles of Incorporation, following approval by our shareholders, pursuant to which we effectuated a 38-for-1 reverse stock split of our issued and outstanding common shares, par value $0.001 per share, effective as of March 1, 2016. As a result of the reverse stock split, every 38 shares of the Company’s pre-reverse split class A common stock was combined and reclassified into one share of the Company’s class A common stock. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split.

Our Amended and Restated Bylaws were filed as Exhibit 99.1 to our Report on Form 6-K filed with the SEC on February 29, 2016. The information contained in these exhibits is incorporated by reference herein.

A description of the material terms of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws is included in the section entitled “Description of Capital Stock” in our Registration Statement on Form F-3 (Registration No. 333-152979) and is incorporated by reference herein, provided that since the date of that Registration Statement, certain information regarding our authorized capitalization, stockholder rights agreement and the listing of our common shares has been amended as follows:

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 780,000,000 registered shares of stock, of which:

•	750,000,000 shares are designated as Class A common stock, par value $0.001 per share;

•	5,000,000 shares are designated as Class B Common stock, par value $0.001 per share;

•	25,000,000 shares are designated as preferred stock, par value $0.001 per share, of which 1,000,000 shares are designated Series A Participating Preferred Stock in connection with the adoption of our Stockholders Rights Agreement described under “—Stockholders Rights Agreement.”

As of May 9, 2016, we had issued and outstanding 4,033,849 common shares.

Stockholder Rights Plan

We adopted a stockholder rights plan on January 4, 2008, and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, par value $0.001 per share to shareholders of record at the close of business on February 1, 2008. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $75, subject to adjustment, or additional common shares. The rights will expire on the earliest of (i) February 1, 2018 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of us. We believe that the shareholder rights plan should enhance the Board of Directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and adopted the plan as a matter of prudent corporate governance. On December 16, 2009, we amended the plan to exclude Innovation Holdings, Michael Bodouroglou, and their affiliated entities, from the definition of “acquiring person.”

Listing

Our common shares and Notes are listed on the NASDAQ Capital Market and NASDAQ Global Market under the symbols “PRGN” and “PRGNL”, respectively.

C.	Material Contracts

We refer you to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Loan and Credit Facilities” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our material agreements that we have entered into during the two-year period immediately preceding the date of this annual report.

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

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership of our common shares. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, or the Treasury Regulations, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as provided above and assumes that we conduct our business as described therein. References in the following discussion to the “Company,” “we” and “us” are to Paragon Shipping Inc. and its subsidiaries on a consolidated basis.

U.S. Federal Income Taxation of the Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under Code section 883 (discussed below), a foreign corporation is subject to U.S. federal income tax on income that is derived from (i) the use of vessels, (ii) the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, (iii) the participation in a pool, partnership, strategic alliance, joint operating agreement, code-sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or (iv) the performance of services directly related to those uses (collectively, “shipping income”). A foreign corporation pays U.S. tax on its shipping income (if not exempt) to the extent that such income is derived from sources within the United States.

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that would produce income considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports is considered to be 100% derived from sources outside the United States. Shipping income derived from sources will not be subject to any U.S. federal income tax. Much of our income consists of such non-U.S. source income.

In the case of transportation that either begins or ends, but that does not both begin and end, in the United States, 50% of the income generated by such transportation is considered to be shipping income from sources within the United States. Some of our income will consist of such income, which we refer to as our “U.S.-source shipping income”.

In the absence of exemption from tax under Section 883 (discussed in the next section), our gross U.S.-source shipping income (without allowances for deductions) would be subject to a 4% tax, as discussed further below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883, our U.S.-source shipping income will be exempt from U.S. federal income taxation in any taxable year if:

(i)	We are organized in a “qualified foreign country” – a foreign country that grants to U.S. corporations an exemption from taxation that is “equivalent” to the exemption that the U.S. grants to foreign corporations under Section 883, (the “Country of Organization Requirement”); and

(ii)	We can satisfy either of the following stock ownership requirements for more than half the days during the taxable year:

•	one or more classes of our stock are “primarily and regularly” traded on an established securities market located in the United States or a qualified foreign country, (the “Publicly-Traded Test”); or

•	more than 50% of our stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country and/or foreign corporations that satisfy the Country of Organization requirement and the Publicly-Traded test, (the “50% Ownership Test”).

Country of Organization Requirement. The U.S. recognizes the Marshall Islands and Liberia, the jurisdictions where we and our ship-owning subsidiaries are incorporated, as granting an “equivalent exemption” to U.S. corporations. Accordingly, we and our ship-owning subsidiaries satisfy the Country of Organization Requirement. Therefore, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

The 50% Ownership Test. We did not satisfy the 50% Ownership Test for the 2015 Taxable Year.

The Publicly-Traded Test. As noted above, to satisfy the Publicly Traded Test a corporation’s stock must be “primarily traded” and “regularly traded” on an established securities market.

Stock of a foreign corporation will be considered to be “primarily traded” on an established securities market (under Treasury Regulations issued under Section 883) if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in a country exceeds the number of shares of each such class that are traded during that year on established securities markets in any other country. During 2014, our common shares were “primarily traded” on the NASDAQ.

Stock of a foreign corporation will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of its outstanding shares (by total combined voting power and by total value), is listed on the established securities market (the “listing requirement”). For each class of stock relied upon to meet the listing requirement: (i) such class must be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, (the “trading frequency test”) and (ii) the aggregate number of shares of such class of stock traded on such market must equal at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), (the “trading volume test”). Treasury Regulations also provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock that is traded on an established securities market and regularly quoted by dealers making a market in such stock. We believe our common shares will meet the trading frequency test and the trading volume test (or will be deemed to meet these tests) and, therefore, satisfy the regularly-traded test.

Even if we meet the regularly-traded test as described above, our common shares will not be treated as “regularly traded” on an established securities market (and therefore we will not satisfy the “Publicly Traded” test) for any taxable year in which 50% or more of our outstanding common shares are owned, actually or constructively (under specified stock attribution rules), on more than half the days during the taxable year by persons who each own 5% or more of our common shares (the “5% Shareholder Override Rule”).

In determining the persons who own 5% or more of our outstanding common shares (our “5% Shareholders”) Treasury Regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in our common shares.

In the event the 5% Shareholder Override Rule is triggered, it nevertheless will not apply if we can establish, in accordance with specified ownership certification procedures, that within the group of 5% Shareholders there are sufficient “qualified shareholders” (shareholders from a qualified foreign country) to preclude “non-qualified shareholders” in such group from owning (actually or constructively) 50% or more of our common shares for more than half the number of days during the taxable year.

We believe that during 2015 we satisfied the regularly-traded test (and were not subject to the 5% Shareholder Override Rule) and, therefore, we met the Publicly-Traded Test. Therefore, we believe that we were exempt from U.S. federal income tax on our U.S. source shipping income for the 2015 taxable year. However, the Publicly Traded test is applied on a yearly basis and there is no assurance that we will qualify for the Section 883 exemption for a future taxable year. For example, if during a particular taxable year 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of that taxable year, we would become subject to the 5% Shareholder Override Rule and we would not satisfy the Publicly-Traded Test or qualify for the Section 883 exemption unless we could establish that during the year there were sufficient qualified 5% Shareholders to preclude nonqualified shareholders from owning 50% or more of our common shares on more than half the days. To establish that, we and our shareholders would have to satisfy substantiation requirements regarding the identity of our shareholders. Because those requirements are onerous, there is no assurance that we would be able to satisfy them.

Taxation in Absence of Exemption under Section 883

4% tax on gross U.S.-source income. If the tax exemption of Section 883 is unavailable, our U.S.-source shipping income (if not considered to be “effectively connected” with the conduct of a U.S. trade or business, as discussed below) would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross tax regime.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as U.S.-source shipping income, under the 4% gross tax regime the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2%. In the year ended December 31, 2015, approximately 13.0% of our shipping income was attributable to the transportation of cargoes either to or from a U.S. port; accordingly, 50% of that income, or approximately 6.5% of our shipping income was U.S.-source shipping income. In the absence of exemption from tax under Section 883, we would have been subject to a 4% tax on our gross U.S.-source shipping income (or a tax of approximately $0.09 million) for the year ended December 31, 2015.

Tax on effectively-connected income. If the exemption under Section 883 is unavailable and if our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35% (rather than to the 4% gross tax regime). In addition, we may be subject to the 30% “branch profits” tax on earnings “effectively connected” with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business. (However, under all of our charter party agreements, these taxes would be recovered from the charterers.)

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

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

We do not intend to have any vessel operating to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of PFICs below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares on a dollar-for-dollar basis, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential tax rates provided that: (1) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (2) the common shares are readily tradable on an established securities market in the United States (such as the NASDAQ, on which our common shares are listed), and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend,” generally a dividend in an amount which is equal to or in excess of 10% of a shareholder’s adjusted basis (or fair market value in certain circumstances) in its common shares. If we pay an “extraordinary dividend” on our common shares and such dividend is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Our Common Shares

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such common shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in such common shares is greater than one year at the time of the sale, exchange or other disposition. Otherwise, such gain or loss will be treated as short-term capital gain or loss. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Individual Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our common shares, either:

•	at least 75% of our gross income (regardless of geographical source) for such taxable year consists of passive income (e.g., dividends, interest, capital gains, and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income (including cash).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute passive income unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we have been or are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive, or are deemed to derive, from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute assets that produce, or are held for the production of, passive income. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner that prevents us from being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund,” (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder could elect to mark our common shares to market (a “mark-to-market election”), as discussed below.

If we were to be treated as a PFIC, a U.S. Holder of our shares would also be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations, as discussed below.

Under specified constructive ownership rules, if we are treated as a PFIC, then a U.S. Holder will be treated as owning its proportionate share of the stock of any our subsidiaries that are treated as PFICs. Such a U.S. Holder would be permitted to make a QEF election in respect of any such PFIC subsidiary, so long as we timely provide the information necessary for such election, which we currently intend to do in such circumstances. However, such a U.S. Holder would not be permitted to make a mark-to-market election in respect of such U.S. Holder’s indirect interest in any such PFIC subsidiary. The application of the PFIC rules is complicated and U.S. Holders are encouraged to consult with their tax advisors regarding the application of such rules in their particular circumstances.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “Electing Holder”), the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of such Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a QEF election with respect to any taxable year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If we were aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above. A U.S. Holder who is treated as constructively owning shares in any of our subsidiaries which are treated as PFICs would be required to make a separate QEF election with respect to each such PFIC subsidiary.

Taxation of U.S. Holders Making a Mark-to-Market Election

Alternatively, if we were to be treated as a PFIC for any taxable year and our common shares are treated as “marketable stock,” as we believe is the case, a U.S. Holder would be allowed to make a mark-to-market election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount from those shares previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common shares would be adjusted to reflect any such income or loss amounts. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder. Under existing interpretations of the PFIC rules, a mark-to-market election would not be available for any of our subsidiaries that are treated as PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a mark-to-market election for such taxable year (a “Non-Electing Holder”) would be subject to special rules with respect to: (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common shares in a taxable year in excess of 125% of the average annual distributions received by such Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common shares. If a Non-Electing Holder who is an individual dies while owning our common shares, such Non-Electing Holder’s successor generally would not receive a step-up in tax basis with respect to such common shares.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of common shares that is not a U.S. Holder (other than a foreign partnership) is referred to herein as a Non-U.S. Holder.

Dividends on Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is “effectively connected” with such Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, such income is subject to U.S. federal income tax only if it is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Our Common Shares

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•	the gain is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is subject to U.S. federal income tax only if attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and any gain from the sale, exchange or other disposition of the common shares that is “effectively connected” with the conduct of that U.S. trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the U.S. federal income taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, earnings and profits attributable to such “effectively connected” income, with certain adjustments, may be subject to an additional “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States will be subject to information reporting requirements. Such payments will also be subject to “backup withholding” if paid to a non-corporate U.S. Holder who:

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

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer’s U.S. federal income tax liability by filing a refund claim with the IRS.

U.S. Holders and Non-U.S. Holders should consult their own tax advisors regarding information that must be provided to us or to our paying agent in order to avoid backup withholding.

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (higher thresholds for reporting apply to different categories of taxpayers or as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, the common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their obligations to file Form 8938.

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

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable, amounts due from related parties and cash and cash equivalents. We limit our credit risk with accounts receivable by performing ongoing credit evaluations of our customers’ financial condition and generally do not require collateral for our trade accounts receivable. In addition, we also limit our exposure by diversifying among customers. The amounts due from related parties mainly relate to advance payments to Allseas to cover working capital equal to one month’s worth of estimated operating expenses. We place our cash and cash equivalents with high credit quality financial institutions. We are exposed to credit risk in the event of non-performance by counterparties to derivative instruments. However, we limit our exposure by diversifying among counterparties considering their credit ratings.

Interest Rates

The international drybulk and containership industries are capital intensive industries, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with London Inter-Bank Offered Rate, or LIBOR. Increasing interest rates could adversely impact future earnings. In order to mitigate this specific market risk we entered into interest rate swap agreements. The purpose of the agreements was to manage interest cost and the risk associated with changing interest rates by limiting our exposure to interest rate fluctuations within the ranges stated below. During 2014 and 2015, LIBOR was below the floor rates and thus we paid the floor rates. As an indication of the extent of our sensitivity to interest rates changes based upon our debt level and interest rate swap agreements, a 100 basis points increase in interest rates would have resulted in a net increase in interest expense (including interest rate swap agreements) of approximately $1.4 million and $1.6 million for the years ended December 31, 2014 and 2015, respectively.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred approximately 27% and 28% of our expenses in currencies other than U.S. dollars (mainly in Euros) for each of the years ended December 31, 2014 and 2015. This increase mainly relates to the increase in the amounts that were payable in Euros under our Agreements with Allseas as discussed in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”. For accounting purposes, expenses incurred in currencies other than into U.S. dollars, are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not normally hedge currency exchange risks relating to operations and our operating results could be adversely affected as a result. However, due to our relatively low percentage exposure to currencies other than our base currency, which is the U.S. dollar, we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic. The impact of a 10% increase in exchange rates, on the level of expenses incurred for the years ended December 31, 2014 and 2015 in currencies other than U.S. dollars, would be approximately $1.1 million and $0.9 million, respectively.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt securities

Not applicable.

B.	Warrants and rights

Not applicable.

C.	Other securities

Not applicable.

D.	American depository shares

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan and Credit Facilities.”

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Stockholder Rights Plan

We have adopted a stockholder rights plan, pursuant to which each of our common shares includes one preferred stock purchase right that entitles the holder to purchase from us a unit consisting of one one-thousandth of a share of our Series A Preferred Stock or additional common shares if any third party seeks to acquire control of a substantial amount of our common shares without the approval of our Board of Directors, subject to certain limitations and exceptions. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Stockholder Rights Plan.”

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

Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2015.

b) Management’s Annual Report on Internal Control over Financial Reporting

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2015 is effective.

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

c) Attestation Report of the Registered Public Accounting Firm

Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report. In order to enhance transparency to our shareholders, we decided not to make use of such relaxation.

d) Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

Item 16.	Reserved

Item 16A.	Audit Committee Financial Expert

On May 19, 2009, our audit committee designated George Xiradakis as our “audit committee financial expert,” as that term is defined in Item 407 of Regulation S-K promulgated by the SEC. Our Board of Directors has determined that Mr. Xiradakis is independent according to Rule 10A-3 of the Exchange Act and NASDAQ independence rules. Prior to May 2009, we did not believe it was necessary to have an “audit committee financial expert,” as defined in Item 407 of SEC Regulation S-K, because our Board of Directors had determined that each member of the audit committee had the financial experience required by Rule 5605 of NASDAQ’s Equity Rules and other relevant experience necessary to carry out the duties and responsibilities of the audit committee.

Item 16B.	Code of Ethics

We have adopted a Corporate Code of Business Ethics and Conduct, or Code of Ethics, which applies to our officers, directors, agents and employees. Our Code of Ethics is posted on our website: http://www.paragonship.com, under “Profile” and “Code of Ethics.” Copies of our Code of Ethics are available in print, without charge, upon request to Paragon Shipping Inc., 15 Karamanli Ave., GR 166 73, Voula, Greece. We intend to satisfy any disclosure requirements regarding any amendment to, or waiver from, a provision of our Code of Ethics by posting such information on our website within 5 business days following the date of the amendment or waiver.

Item 16C.	Principal Accountant Fees and Services

The table below sets forth the total fees for the services performed by our principal accountants Ernst & Young (Hellas) Certified Auditors-Accountants S.A., which we refer to as the Independent Registered Public Accounting Firm. The table below also identifies these amounts by category of services:

Amounts stated in USD	2014	2015
Audit fees	$516,539	$310,838
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-

Total	$516,539	$310,838

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

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by our independent auditors in order to assure that they do not impair the auditor’s independence from the Company. Engagements for proposed services to be performed by the independent auditors either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2015.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Paragon Shipping Inc., incorporated by reference to Exhibit 1 to the Company’s Report on Form 6-K, filed with the SEC on April 21, 2010.
1.2	Article of Amendment to the Amended and Restated Articles of Incorporation of Paragon Shipping Inc., incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K, filed with the SEC on November 6, 2012.
1.3	Amended and Restated By-laws of the Company, incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on August 15, 2007.
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation, incorporated by referenced to Exhibit 3.01 to the Company’s Report on Form 6-K, filed with the SEC on February 29, 2016.
2.1	Form of Share Certificate, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-143481), filed with the SEC on June 4, 2007.
4.1	Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009, incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on March 31, 2010.
4.2	Supplemental Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc. relating to Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009, incorporated by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 3, 2013.
4.3	Non-Competition Agreement between Box Ships Inc., Paragon Shipping and Michael Bodouroglou, incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.
4.4	Form of Manning Agreement between vessel owning subsidiaries of Paragon Shipping Inc. and Crewcare Inc., incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.
4.5	Administrative Services Agreement, dated November 12, 2008, between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.
4.6	Paragon Shipping Inc. 2014 Equity Incentive Plan, dated March 26, 2014, incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.7	Form of Amended and Restated Management Agreement between vessel owning subsidiaries of Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.8	Form of S&P and Charter Brokerage Services Agreement between vessel owning subsidiaries of Paragon Shipping Inc. and Seacommercial Shipping Services S.A., incorporated by reference to Exhibit 4.64 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.

4.9	Amended and Restated Compensation Agreement, dated January 2, 2015, between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.65 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.10	Compensation Agreement, dated January 2, 2015, between Paragon Shipping Inc. and Seacommercial Shipping Services S.A., incorporated by reference to Exhibit 4.66 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.11	Base Indenture dated August 8, 2014 between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 8.375% Senior Notes due 2021, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K, filed with the SEC on August 12, 2014.
4.12	First Supplemental Indenture dated August 8, 2014 between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 8.375% Senior Notes due 2021, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K, filed with the SEC on August 12, 2014.
4.13	Loan Agreement, dated May 6, 2014, by and between Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Lead Arrangers and Swap Banks, and Nordea Bank Finland PLC London Branch, as Agent, Bookrunner and as Security Trustee, relating to a $160,000,000 facility to finance and/or refinance two Kamsarmax bulk carriers, four Handysize bulk carriers, two Panamax bulk carriers and two Ultramax bulk carriers, incorporated by reference to Exhibit 4.70 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.14	Sixth Supplemental Agreement, dated September 30, 2014, relating to a secured credit facility of up to $90,000,000 to Paragon Shipping Inc., as Borrower, provided by the banks and financial institutions listed therein, as Lenders, Unicredit Bank AG, as Arranger, Agent and Security Trustee, and Unicredit Bank AG, as Swap Bank, incorporated by reference to Exhibit 4.71 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.15	Seventh Supplemental Agreement, dated March 27, 2015, relating to a secured credit facility of up to $90,000,000 to Paragon Shipping Inc., as Borrower, provided by the banks and financial institutions listed therein, as Lenders, Unicredit Bank AG, as Arranger, Agent and Security Trustee, and Unicredit Bank AG, as Swap Bank, incorporated by reference to Exhibit 4.72 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.16	Shipbuilding Contract dated February 26, 2014, by and among Dolphin Sunrise Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd.
4.17	Shipbuilding Contract dated February 26, 2014, by and among Nautilus Investment Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd.
4.18	Shipbuilding Contract dated February 26, 2014, by and among Oceanus Investments Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd.
4.19	Addendum 1, dated April 11, 2014, to Shipbuilding Contract dated February 26, 2014, by and among Dolphin Sunrise Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd.
4.20	Addendum 1, dated April 11, 2014, to Shipbuilding Contract dated February 26, 2014, by and among Nautilus Investment Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd.
4.21	Addendum 1, dated April 11, 2014, to Shipbuilding Contract dated February 26, 2014, by and among Oceanus Investments Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd.

4.22	Addendum 2, dated May 29, 2015, to Shipbuilding Contract dated February 26, 2014, by and among Dolphin Sunrise Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd.
4.23	Addendum 2, dated May 29, 2015, to Shipbuilding Contract dated February 26, 2014, by and among Nautilus Investment Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd.
4.24	Addendum 2, dated May 29, 2015, to Shipbuilding Contract dated February 26, 2014, by and among Oceanus Investments Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd.
4.25	Addendum 3, dated March 21, 2016, to Shipbuilding Contract dated February 26, 2014, by and among Dolphin Sunrise Limited, Nautilus Investment Limited and Oceanus Investments Limited, as buyers, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd.
4.26	Amended and Restated Accounting Agreement, dated May 18, 2015, by and between Paragon Shipping Inc. and Allseas Marine S.A.
4.27	Amended and Restated Executive Services Agreement, dated May 18, 2015, by and between Paragon Shipping Inc. and Allseas Marine S.A.
4.28	Deed of Release of Security, dated July 30, 2015, from the banks and financial institutions listed therein, HSH Nordebank AG, Aclyone International Marine Inc., Neptune International Shipping & Trading S.A. and Paloma Marine S.A. to Paragon Shipping Inc.
4.29	Settlement Agreement, dated December 8, 2015, by and among Paragon Shipping Inc., Reading Navigation Co., Donna Marine Co., Protea International Inc., the banks and financial institutions listed therein, and Commerzbank AG
4.30	Fifth Supplemental Agreement, dated January 7, 2016, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Swap Banks, and The Governor and Company of the Bank of Ireland, as Arranger, Agent and Security Trustee, relating to the Loan Agreement, dated March 30, 2009 (as amended), for a term loan facility of up to $30,000,000.
4.31	Form of Securities Purchase Agreement, dated January 27, 2016, by and between the Company and Kyros Investments Ltd., incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed with the SEC on January 28, 2016.
4.32	Form of Convertible Note, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K, filed with the SEC on January 28, 2016.
4.33	Form of Exchange Agreement, dated January 27, 2016, by and between the Company and the Holder, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 6-K, filed with the SEC on January 28, 2016.
4.34	Settlement Agreement, dated March 9, 2016, by and among Paragon Shipping Inc., the various ship owners, Allseas Marine S.A., Nordea Bank AB, Skandinaviska Enskilda Banken, ITF International Transport Finance Suisse AG and NIBC Bank N.V.
4.35	Form of Exchange Agreement, dated April 6, 2016, by and between the Company and the Holder, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed with the SEC on April 7, 2016.
4.36	Notice of Cancellation of PIK Note Certificate, dated April 11, 2016, from Bank of Ireland Group to Paragon Shipping
4.37	Deed of Release and Reassignment, dated April 25, 2016, from The Governor and Company of the Bank of Ireland in favor of Paragon Shipping Inc., Fairplay Maritime Ltd. and Allseas Marine S.A.
8.1	Subsidiaries of Paragon Shipping Inc.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Interim Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Interim Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Accounting Firm.
101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2014 and 2015;

(ii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2014, and 2015;

(iii) Consolidated Statements of Stockholders' Equity for the years ended December 31, 2013, 2014, and 2015;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014, and 2015; and

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

Dated: May 12, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Paragon Shipping Inc.

We have audited the accompanying consolidated balance sheets of Paragon Shipping Inc. (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paragon Shipping Inc. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company disclosed that as of December 31, 2015 it was not in compliance with certain of the restrictive covenants included in certain of its debt and it is probable that will be unable to meet scheduled interest payments. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts, amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

May 12, 2016

Paragon Shipping Inc.
Consolidated Balance Sheets
As of December 31, 2014 and 2015
(Expressed in United States Dollars - except for share data)

	Notes	2014	2015
Assets
Current assets
Cash and cash equivalents		7,030,507	-
Restricted cash		6,929,172	2,496,369
Trade receivables, net	Note 2	7,021,588	2,883,417
Other receivables		1,273,132	487,238
Prepaid expenses		503,109	1,115,017
Due from related parties	Note 4	843,510	220,568
Inventories		2,131,464	1,260,929
Marketable securities		955,535	-
Vessels held for sale	Note 6	-	13,740,200
Total current assets		26,688,017	22,203,738
Fixed assets
Vessels, net	Note 6	369,032,973	73,928,185
Advances for vessels under construction	Note 5	49,971,703	10,845,000
Other fixed assets, net	Notes 2, 6	922,565	247,605
Total fixed assets, net		419,927,241	85,020,790
Investment in affiliate	Note 7	2,956,250	-
Interest rate swaps	Notes 9, 10	66,475	-
Other assets		6,183	6,183
Restricted cash		6,960,000	10,000
Total Assets		456,604,166	107,240,711
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable		2,766,734	2,818,241
Accrued expenses		4,012,238	3,436,607
Due to related parties	Note 4	166,354	1,259,780
Interest rate swaps	Notes 9, 10	589,896	18,700
Deferred income		233,245	221,605
Liabilities associated with vessels held for sale	Notes 6, 8	-	47,587,119
Current portion of long-term debt	Note 8	19,991,791	97,086,782
Total current liabilities		27,760,258	152,428,834
Long-term liabilities
Long-term debt	Note 8	206,425,996	-
Interest rate swaps	Notes 9, 10	17,369	-
Total long-term liabilities		206,443,365	-
Total Liabilities		234,203,623	152,428,834
Commitments and Contingencies	Note 16
Shareholders' Equity / (Deficit)
Preferred shares, $0.001 par value; 25,000,000 authorized; none issued and outstanding	Note 11	-	-
Class A common shares, $0.001 par value; 750,000,000 authorized; 652,873 and 664,458 issued and outstanding at December 31, 2014 and 2015, respectively	Note 11	653	665
Class B common shares, $0.001 par value; 5,000,000 authorized; none issued and outstanding	Note 11	-	-
Additional paid-in capital	Note 11	535,257,729	536,225,387
Accumulated other comprehensive loss	Note 10	(150,986)	-
Accumulated deficit		(312,706,853)	(581,414,175)
Total Shareholders' Equity / (Deficit)		222,400,543	(45,188,123)
Total Liabilities and Shareholders' Equity / (Deficit)		456,604,166	107,240,711

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2013, 2014 and 2015
(Expressed in United States Dollars - except for share data)

	Notes	2013	2014	2015
Revenue
Charter revenue		59,530,645	58,138,104	35,884,659
Commissions (including related party of $750,533, $708,153 and $437,817 in 2013, 2014 and 2015, respectively)	Note 4	(3,273,889)	(3,374,426)	(2,168,704)
Net Revenue		56,256,756	54,763,678	33,715,955
Expenses / (Income)
Voyage expenses, net		6,668,998	14,744,648	7,562,879
Vessels operating expenses (including related party of $797,143, $1,282,699 and $1,203,487 in 2013, 2014 and 2015, respectively)	Note 4	20,758,513	22,666,036	21,245,142
Dry-docking expenses (including related party of $109,248, $123,840 and $71,057 in 2013, 2014 and 2015, respectively)	Note 4	1,698,217	2,193,110	1,378,210
Management fees - related party	Notes 4, 11	5,874,416	6,266,270	4,840,491
Depreciation	Note 6	16,986,584	18,357,377	16,913,785
General and administrative expenses (including related party of $7,670,556, $5,775,899 and $3,276,739 in 2013, 2014 and 2015, respectively)	Notes 4, 12	10,764,001	8,707,819	5,971,644
Loss related to vessels held for sale (including related party of $0, $0 and $775,050 in 2013, 2014 and 2015, respectively)	Notes 4, 6	-	-	116,788,543
Impairment loss	Notes 5, 6	-	15,695,282	96,643,651
Bad debt provisions		-	130,720	1,017
(Gain) / loss from sale of assets (including related party of $0, $745,000 and $87,079 in 2013, 2014 and 2015, respectively)	Notes 4, 6	-	(402,805)	26,660,515
Gain from vessel early redelivery	Note 13	(2,267,818)	-	-
Loss from contract cancellation (including related party of $444,421, $0 and $0 in 2013, 2014 and 2015, respectively)	Note 4	568,658	-	-
(Gain) / loss from marketable securities, net	Note 10	(1,202,094)	25,529	134,529
Other (income) / loss	Note 13	(638,374)	210,709	238,419
Operating Loss		(2,954,345)	(33,831,017)	(264,662,870)
Other Income / (Expenses)
Interest and finance costs		(7,440,190)	(9,324,395)	(9,818,079)
Loss on derivatives, net	Notes 9, 10	(95,288)	(387,740)	(213,007)
Interest income (including related party of $504,326, $0 and $0 in 2013, 2014 and 2015, respectively)	Note 4	531,028	20,940	4,497
Equity in net income of affiliate	Note 7	1,652,339	471,079	173,002
Gain from debt extinguishment		-	-	5,921,524
Loss on investment in affiliate	Notes 7, 10	(8,620,372)	(8,840,343)	(206,835)
Foreign currency (loss) / gain		(26,204)	95,295	94,446
Total Other Expenses, net		(13,998,687)	(17,965,164)	(4,044,452)
Net Loss		(16,953,032)	(51,796,181)	(268,707,322)

Other Comprehensive Income / (Loss)
Unrealized gain on cash flow hedges	Note 10	131,112	131,238	-
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	Note 10	312,069	98,656	-
Equity in other comprehensive income of affiliate	Note 7	77,165	16,139	-
Transfer of equity in other comprehensive loss of affiliate to "Loss on investment in affiliate"		-	-	13,779
Unrealized (loss) / gain on change in fair value of marketable securities	Note 10	(2,064,265)	(162,737)	2,678
Transfer of loss on change in fair value of marketable securities to "(Gain) / loss from marketable securities, net"	Note 10	1,911,212	25,529	134,529
Total Other Comprehensive Income		367,293	108,825	150,986

Comprehensive Loss		(16,585,739)	(51,687,356)	(268,556,336)

Loss per Class A common share, basic and diluted	Note 15	$(49.78)	$(82.84)	$(409.93)
Weighted average number of Class A common shares, basic and diluted	Note 15	332,609	613,844	644,260

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statements of Shareholders' Equity / (Deficit)
For the years ended December 31, 2013, 2014 and 2015
(Expressed in United States Dollars - except for share data)

				Accumulated
	Class A Shares		Additional	Other
	Number of	Par	Paid-in	Comprehensive	Accumulated
	Shares	Value	Capital	Loss	Deficit	Total
Balance January 1, 2013	289,510	289	460,104,967	(627,104)	(243,957,640)	215,520,512
Issuance of Class A common shares	163,633	164	31,860,587	-	-	31,860,751
Issuance of non-vested Class A common share awards	11,843	12	(12)	-	-	-
Share based compensation	-	-	1,855,253	-	-	1,855,253
Net Loss	-	-	-	-	(16,953,032)	(16,953,032)
Other comprehensive income	-	-	-	367,293	-	367,293
Balance December 31, 2013	464,986	465	493,820,795	(259,811)	(260,910,672)	232,650,777
Issuance of Class A common shares	182,124	182	39,740,970	-	-	39,741,152
Cancellation of Class A common shares	(790)	(1)	(170,460)			(170,461)
Issuance of non-vested Class A common share awards	6,632	7	(7)	-	-	-
Cancellation of non-vested Class A common share awards	(79)	(0)	0	-	-	-
Share based compensation	-	-	1,866,431	-		1,866,431
Net Loss	-	-	-	-	(51,796,181)	(51,796,181)
Other comprehensive income	-	-	-	108,825	-	108,825
Balance December 31, 2014	652,873	653	535,257,729	(150,986)	(312,706,853)	222,400,543
Issuance of Class A common shares	9,651	10	745	-	-	755
Issuance of non-vested Class A common share awards	2,632	3	(3)	-	-	-
Cancellation of non-vested Class A common share awards	(698)	(1)	1	-	-	-
Share based compensation	-	-	966,915	-	-	966,915
Net Loss	-	-	-	-	(268,707,322)	(268,707,322)
Other comprehensive income	-	-	-	150,986	-	150,986
Balance December 31, 2015	664,458	665	536,225,387	-	(581,414,175)	(45,188,123)

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2013, 2014 and 2015
(Expressed in United States Dollars - except for share data)

	2013	2014	2015
Cash flows from operating activities
Net Loss	(16,953,032)	(51,796,181)	(268,707,322)
Adjustments to reconcile net loss to net cash from operating activities
Depreciation	16,986,584	18,357,377	16,913,785
Loss related to vessels held for sale	-	-	116,432,515
Impairment loss	-	15,695,282	96,643,651
Loss on investment in affiliate	8,620,372	8,840,343	206,835
(Gain) / loss from sale of assets	-	(402,805)	26,660,515
Amortization and write off of financing costs	941,733	2,108,716	2,652,909
Bad debt provisions	-	130,720	1,017
Share based compensation	1,855,253	1,866,431	967,670
Write off of capitalized expenses from contract cancellation	232,495	-	-
(Gain) / loss from marketable securities, net	(1,202,094)	25,529	134,529
Gain from debt extinguishment	-	-	(5,500,000)
Unrealized gain on interest rate swaps	(834,829)	(504,602)	(522,090)
Equity in net income of affiliate, net of dividends received	-	(471,079)	(173,002)
Changes in assets and liabilities:
Trade receivables, net	(6,475,787)	1,383,932	4,137,154
Other receivables	129,779	(673,144)	765,893
Prepaid expenses	(103,672)	46,167	(611,908)
Inventories	(221,313)	(868,623)	662,210
Due from related parties	2,336,607	(861,314)	668,716
Trade accounts payable	(64,969)	75,994	209,079
Accrued expenses	148,956	1,285,140	113,925
Due to related parties	(2,631)	84,280	1,093,426
Deferred income	(829,756)	(504,006)	(11,640)
Net cash from / (used in) operating activities	4,563,696	(6,181,843)	(7,262,133)
Cash flow from investing activities
Net proceeds from sale of assets	-	9,995,000	12,838,398
Acquisition of vessels and capital expenditures	(20,368,088)	(110,664,356)	(4,955,986)
Proceeds from the sale of marketable securities	-	498,056	958,215
Repayment from affiliate	14,000,000	-	-
Return of investment in affiliate	135,160	-	-
Net proceeds from the sale of investment in affiliate	-	-	2,936,196
Other fixed assets	(208,567)	(496,093)	(72,604)
(Increase in) / release of restricted cash	-	(3,879,172)	11,382,803
Net cash (used in) / from investing activities	(6,441,495)	(104,546,565)	23,087,022
Cash flows from financing activities
Proceeds from long-term debt	-	179,144,427	-
Repayment of long-term debt	(15,427,250)	(128,480,615)	(22,290,903)
Purchase of treasury stock	-	(170,460)	-
Payment of financing costs	(912,441)	(3,777,546)	(564,493)
Proceeds from the issuance of Class A common shares	34,500,000	42,235,790	53,640
Class A common shares offering costs	(2,657,438)	(2,494,638)	(53,640)
Net cash from / (used in) financing activities	15,502,871	86,456,958	(22,855,396)
Net increase / (decrease) in cash and cash equivalents	13,625,072	(24,271,450)	(7,030,507)
Cash and cash equivalents at the beginning of the year	17,676,885	31,301,957	7,030,507
Cash and cash equivalents at the end of the year	31,301,957	7,030,507	-
Supplemental disclosure of cash flow information
Cash paid during the year for interest (excluding capitalized interest)	5,201,707	5,000,188	6,229,875
Non-cash investing activities - unpaid capital expenditures for acquisition of vessels	-	572,561	368,167
Non-cash financing activities - unpaid financing costs	-	395,000	-

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.	Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. (“Paragon”) is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 and is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carriers. In December 2006, Paragon established a branch in Greece under the provision of Law 89 of 1967, as amended.

Effective March 1, 2016, the Company effectuated a 38-for-1 reverse stock split on its issued and outstanding common stock. All share and per share amounts disclosed in the consolidated financial statements give effect to the respective stock split retroactively, for all the periods presented.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Paragon Shipping Inc. and its wholly-owned subsidiaries (collectively the “Company”) as discussed below, as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015.

Drybulk Vessel Owning Subsidiaries (1):

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel’s Name	Delivery Date	Built	DWT
Trade Force Shipping S.A.	November 15, 2006	Marshall Islands	Deep Seas	December 2006	1999	72,891
Frontline Marine Company	November 15, 2006	Marshall Islands	Calm Seas	December 2006	1999	74,047
Fairplay Maritime Ltd.	November 15, 2006	Marshall Islands	Kind Seas	December 2006	1999	72,493
Donna Marine Co.	July 4, 2007	Marshall Islands	Pearl Seas	August 2007	2006	74,483
Imperator I Maritime Company	September 27, 2007	Marshall Islands	Coral Seas	November 2007	2006	74,477
Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	December 2007	2006	74,475
Coral Ventures Inc.	August 5, 2009	Liberia	Prosperous Seas	May 2012	2012	37,293
Winselet Shipping And Trading Co. Ltd.	April 6, 2010	Liberia	Precious Seas	June 2012	2012	37,205
Aminta International S.A.	May 5, 2010	Liberia	Priceless Seas	January 2013	2013	37,202
Adonia Enterprises S.A.	May 5, 2010	Liberia	Proud Seas	January 2014	2014	37,227

(1) In July 2015, the vessel owning subsidiaries Paloma Marine S.A., Eris Shipping S.A., Alcyone International Marine Inc. and Neptune International Shipping & Trading S.A., owning companies of vessels Friendly Seas, Dream Seas, Gentle Seas and Peaceful Seas, respectively, were sold and transferred to an entity controlled by Mr. Michael Bodouroglou, as discussed in Note 6

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.	Basis of Presentation and General Information - Continued

Vessel Under Construction Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Hull Number	Type	Expected Delivery	DWT
Amphitrite Shipping Inc.	June 17, 2013	Liberia	DY4050 (1)	Drybulk Carrier	-	63,500
Mirabel International Maritime Co.	June 17, 2013	Liberia	DY4052 (1)	Drybulk Carrier	-	63,500
Dolphin Sunrise Limited	February 25, 2014	Marshall Islands	YZJ1144 (1)	Drybulk Carrier	2016	81,800
Nautilus Investment Limited	February 25, 2014	Marshall Islands	YZJ1145 (1)	Drybulk Carrier	2016	81,800
Oceanus Investments Limited	February 25, 2014	Marshall Islands	YZJ1142 (1)	Drybulk Carrier	2016	81,800

(1) Refer to Note 5

Non-Vessel Owning Subsidiaries:

Non-Vessel Owning Company	Date of Incorporation	Country of Incorporation
Camelia Navigation S.A.	November 15, 2006	Marshall Islands
Explorer Shipholding Limited	November 15, 2006	Marshall Islands
Epic Investments Inc.	December 21, 2006	Marshall Islands
Opera Navigation Co. (1)	December 21, 2006	Marshall Islands
Ovation Services Inc. (1)	September 16, 2009	Marshall Islands
Irises Shipping Ltd. (1)	October 6, 2009	Marshall Islands
Letitia Shipping Limited (1)	May 4, 2010	Marshall Islands
Nereus Navigation Ltd. (1)	May 4, 2010	Marshall Islands
Ardelia Navigation Limited (1)	June 15, 2010	Liberia
Eridanus Trading Co. (1)	July 1, 2010	Liberia
Delfis Shipping Company S.A. (1)	February 7, 2011	Liberia
Protea International Inc. (2)	July 17, 2007	Liberia
Reading Navigation Co. (2)	July 17, 2007	Liberia

(1) In March and April 2015, the Company proceeded with the dissolution of the respective subsidiaries since they were no longer active

(2) Companies previously owning vessels M/V Sapphire Seas and M/V Diamond Seas, which were sold in December 2015

The Company outsources the technical and commercial management of its vessels to Allseas Marine S.A. (“Allseas”) and Seacommercial Shipping Services S.A. (“Seacommercial”), both related parties wholly owned by Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer (refer to Note 4).

As of December 31, 2015, Mr. Michael Bodouroglou beneficially owned 28.0% of the Company’s common stock.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

1.	Basis of Presentation and General Information - Continued

Major Charterers: The following charterers individually accounted for more than 10% of the Company’s charter revenue for the years ended December 31, 2013, 2014 and 2015:

Charterer	Percentage of charter revenue
	2013	2014	2015
Glencore Grain B.V.	-	-	24.0%
Intermare Transport GmbH	13.4%	-	-
Cargill International S.A.	33.6%	11.6%	-
Total	47.0%	11.6%	24.0%

2.	Significant Accounting Policies

(a)	Principles of Consolidation: The consolidated financial statements incorporate the financial statements of the Company. Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statements of comprehensive income / (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany balances and transactions have been eliminated. Paragon, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s design and purpose and the reporting entity’s power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity’s economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2014 and 2015, no such interest existed.

(b)	Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.	Significant Accounting Policies - Continued

(c)	Other Comprehensive Income / (Loss): The Company follows the accounting guidance relating to “Comprehensive Income,” which requires separate presentation of certain transactions that are recorded directly as components of stockholders’ equity. The Company has elected to present net income / (loss) and other comprehensive income / (loss) in a single continuous statement of comprehensive income / (loss) in its consolidated financial statements.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate prevailing at the balance sheet date and any gains or losses are included in the statements of comprehensive income / (loss). As of December 31, 2014 and 2015, the Company had no foreign currency derivative instruments.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)	Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained under the Company’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, or relates to general minimum liquidity requirements with no obligation to retain such funds in retention accounts, these deposits are classified as current assets. Otherwise they are classified as non-current assets.

(g)	Trade Receivables (net): Trade receivables (net), reflect the receivables from charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Allowance for doubtful accounts as of December 31, 2014 and 2015 was $409,226 and $602,128, respectively.

(h)	Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets and for insured crew medical expenses under Other receivables. Insurance claims are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies and the Company can make an estimate of the amount to be reimbursed following submission of the insurance claim.

(i)	Inventories: Inventories consist of lubricants and stores on board the vessels. When vessels are unemployed or are operating under voyage charters, bunkers on board are also recorded in inventories. Inventories are stated at the lower of cost or market. Cost is determined by the first in, first out method.

(j)	Vessel Cost: Vessels are stated at cost, which consists of the contract price, less discounts, plus any direct expenses incurred upon acquisition, including improvements, commission paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage. Financing costs incurred during the construction period of the vessels are also capitalized and included in the vessels’ cost. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are expensed as incurred.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.	Significant Accounting Policies - Continued

(k)	Impairment of Long-Lived Assets: The Company reviews its long-lived assets “held and used” for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

The undiscounted projected net operating cash flows for each vessel are determined by considering the contracted charter revenues from existing charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average of similar size vessels) over the remaining estimated life of the vessel, assumed to be 25 years from the date of initial delivery from the shipyard, net of brokerage commissions, the salvage value of each vessel, which is estimated to be $300 per lightweight ton, expected outflows for vessels’ future dry-docking expenses and estimated vessel operating expenses, assuming an average annual inflation rate where applicable. The Company uses the historical ten-year average as it is considered a reasonable estimation of expected future charter rates over the remaining useful life of the Company’s vessels since it represents a full shipping cycle that captures the highs and lows of the market. The Company utilizes the standard deviation in order to eliminate the outliers of the sample before computing the historic ten-year average of the one-year time charter rate.

(l)	Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and scrap rate, estimated to be $300 per lightweight ton.

Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard, including secondhand vessels. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

(m)	Other Fixed Assets: Other fixed assets consist of computer systems installed on board the vessels to improve their efficiency, software and a vehicle. Other fixed assets are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful life of the assets, which is estimated to be 5 years for the computer systems software, and 6 years for the Company’s vehicle. Depreciation charged in the years ended December 31, 2013, 2014 and 2015 amounted to $164,527, $203,357 and $226,428, respectively.

(n)	Investments in Affiliate: Investments in the common stock of entities, in which the Company has significant influence over operating and financial policies, are accounted for using the equity method. Under this method, the investment in the affiliate is initially recorded at cost and is adjusted to recognize the Company’s share of the earnings or losses of the investee after the acquisition date and is adjusted for impairment whenever facts and circumstances indicate that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). Differences between the carrying amount of the investment in affiliate and the amount of the Company’s underlying equity in the net assets of the affiliate is amortized over the remaining life of the affiliate’s tangible and intangible assets, and is included in Equity in net income / (loss) of affiliate in the consolidated statements of comprehensive income / (loss). Dividends received from an affiliate reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.	Significant Accounting Policies - Continued

(o)	Dry-docking and Special Survey Costs: Dry-docking and special survey costs are expensed in the period incurred.

(p)	Financing Costs: Financing fees incurred for obtaining new loans and credit facilities are deferred and amortized to interest expense over the respective loan or credit facility using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made, subject to the accounting guidance regarding debt extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced are deferred and amortized over the term of the respective credit facility in the period the refinancing occurs, subject to the provisions of the accounting guidance relating to Debt – Modifications and Extinguishments. The unamortized financing costs are presented as a reduction of long-term debt. On January 1, 2015, the Company early adopted Accounting Standards Update (ASU) 2015-03 Interest – Imputation of Interest. In order to conform with the current year presentation, the Company has eliminated deferred finance costs, net, previously included in Other Assets, and has decreased the amount of Current portion of long-term debt by $722,533 and the amount of Long-term debt by $3,638,418 on the consolidated balance sheet as of December 31, 2014. This reclassification has no impact on the Company’s results of operations, cash flows and net assets for any period.

(q)	Debt restructurings: The Company accounts for debt modifications or restructuring as troubled debt restructuring when a lender for economic or legal reasons related to the Company’s financial situation grants a concession that it would not otherwise consider. These concessions may include a reduction in the interest rate, principal or accrued interest, extension of the maturity date or other actions intended to minimize potential losses. The Company considers a lender to have granted a concession if the Company’s effective interest rate on the restructured debt is less than the effective interest rate of the old debt immediately before the restructuring. The Company considers the total future cash flows (defined as principal plus interest) of the restructured debt in comparison with the carrying value of the original debt. If a debt modification or restructuring is determined to be a troubled debt restructuring, the Company reduces the carrying amount of the debt when the debt balance is greater than the total future cash flows under the new terms, in which case a gain is recognized. When the total future cash flows of the restructured debt are greater than the carrying value at the date of amendment, the carrying value of the original debt is not adjusted. In a troubled debt restructuring in which the Company agrees to transfer assets to fully settle the debt, the Company recognizes a gain on restructuring for the difference between the carrying amount of the debt and the more clearly evident of: (a) the fair value of the transferred assets or (b) the fair value of the settled debt.

(r)	Pension and Retirement Benefit Obligations—Crew: The vessel owning companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

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

Revenue / Voyage charters: Voyage charter is a charter where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified freight rate per ton. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage. A voyage is deemed to commence upon the latest between the completion of discharge of the vessel’s previous cargo and the charter party date of the current voyage, and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

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

In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at fair value in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs that are not corroborated by market data.

(x)	Earnings per Share (EPS): The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period determined using the two-class method of computing earnings per share. Non-vested share awards issued are included in the two-class method and income attributable to non-vested share awards is deducted from the net income reported for purposes of calculating net income available to common shareholders used in the computation of basic earnings per share. The computation of diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such securities include non-vested share awards for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized and common shares issuable upon exercise of the Company’s outstanding warrants, to the extent that they are dilutive, using the treasury method.

(y)	Subsequent Events: The Company evaluates subsequent events or transactions up to the date in which the financial statements are issued according to the requirements of ASC 855.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.	Significant Accounting Policies - Continued

(z)	Recent Accounting Pronouncements:

Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No 2014-09 Revenue From Contracts With Customers as amended by ASU No 2015-14 which was issued in August 2015 and ASU 2016-08 Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net) which was issued in March 2016, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is evaluating the potential impact of this adoption of this new standard and related amendments on its consolidated financial statements and related disclosures.

Going Concern: In August 2014, the FASB issued ASU No 2014-15 "Presentation of Financial Statements – Going Concern (Sub-Topic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern., which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity's ability to continue as a going concern within one year of the date the financial statements are issued. The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

Consolidation: In February 2015, the FASB issued ASU No 2015-02 Consolidation (Topic 810), Amendments to the Consolidation Analysis. The guidance eliminates the deferral of FAS 167, which has allowed entities with interests in certain investment funds to follow the previous consolidation guidance in FIN 46(R), and makes other changes to both the variable interest model and the voting model. While the guidance is aimed at asset managers, it will affect all reporting entities that have variable interests in other legal entities (e.g., limited partnerships, similar entities and certain corporations). In some cases, consolidation conclusions will change. In other cases, reporting entities will need to provide additional disclosures about entities that currently aren’t considered variable interest entities (“VIEs”) but will be considered VIEs under the new guidance provided they have a variable interest in those VIEs. The guidance is effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. A reporting entity must apply the amendments using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the period of adoption or apply the amendments retrospectively. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

Inventories: In July 2015, the FASB issued ASU No 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company believes that the implementation of this update will not have any significant impact on its consolidated financial statements and related disclosures and has not elected the early adoption.

Leases: In February 2016, the FASB issued ASU No 2016-02, Leases. The standard amends the existing accounting standards for lease accounting and adds additional disclosures about leasing arrangements. The ASU requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company has not yet evaluated the impact, if any, of the adoption of this new standard on its consolidated financial statements and related disclosures.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

2.	Significant Accounting Policies - Continued

Share based compensation: In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting which is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. This standard is effective for public entities with annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period. The Company is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

3.	Going Concern

During the fourth quarter of 2015 and first quarter of 2016, the Company reached agreements for the extinguishment and restructuring of its debt obligations with all of its lenders, as discussed in Note 8.

The Company has experienced net losses and has a shareholders’ deficit, which have affected, and which are expected to continue to affect, its ability to satisfy its obligations under the senior unsecured notes. The Company has also been unable to generate positive cash flows from operating activities. For the years ended December 31, 2014 and 2015, the Company’s net cash used in operating activities was $6,181,843 and $7,262,133, respectively. As of December 31, 2015, the Company’s cash and cash equivalents were nil and current liabilities amounted to $152,428,834 including $144,673,901 of debt. As described in Note 8, the Company is in default under its senior unsecured notes obligations. Thus, as of December 31, 2015, the Company has classified its long-term debt, net of deferred financing costs, as current, along with the associated restricted cash and interest rate swap liabilities. Furthermore, based on the Company’s cash flow projections, cash on hand and cash provided by operating activities will not be sufficient to cover the liquidity needs that become due in the twelve-month period ending December 31, 2016. The Company’s existence is dependent upon its ability to convert the outstanding senior unsecured notes to shares of its common stock through the exchange agreements, discussed in Note 8, which the Company is currently in the process of attempting to secure. If repayment of all of the Company’s indebtedness was accelerated as a result of its current event of default, the Company may not have sufficient funds at the time of acceleration to repay its indebtedness and it may not be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to the Company or on any terms, which could have a material adverse effect on its ability to continue as a going concern.

The above conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company is also exploring several alternatives aiming to manage its working capital requirements and other commitments, including additional bank debt, future equity or debt security offerings including convertible notes, and potential sale of assets. If the Company is unable to arrange debt financing for its newbuilding vessels or extend the respective deliveries from the shipyards, it is probable that the Company may also consider selling the respective newbuilding contracts. As management believes that the negotiations will be successful, the consolidated financial statements were prepared assuming that the Company will continue as a going concern. Therefore, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

4.	Transactions with Related Parties

On July 27, 2015, the Company proceeded with the sale and transfer of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer based on a mutually agreed value of $63,200,000 (refer to Note 6).

The following transactions with related parties occurred during the years ended December 31, 2013, 2014 and 2015:

(a)	Allseas: The following amounts charged by Allseas are included in the accompanying consolidated statements of comprehensive loss:

	2013	2014	2015
Included in Commissions
Charter hire commissions	$750,533	$708,153	$-

Included in Vessel operating expenses
Superintendent fees	$399,626	$481,200	$580,119

Included in Dry-docking expenses
Superintendent fees	$109,248	$123,840	$71,057

Management fees - related party
Management fees	$4,104,271	$4,628,813	$4,139,724
Financial accounting and reporting services	720,361	$757,442	$700,012
Loretto agreement	1,049,784	$880,015	$755
Total Management fees	$5,874,416	$6,266,270	$4,840,491

Included in General and administrative expenses
Administrative fees	$38,598	$37,746	$32,843
Executive services fees	$7,582,634	$5,689,152	$3,203,195

Included in (Gain) / loss from sale of assets
Vessel sale & purchase commissions	$-	$745,000	$-
Superintendent fees	$-	$-	$17,079

Included in Loss from contract cancellation (Hull 656)
Technical management and superintendent fees	$444,421	$-	$-

The following amounts charged by Allseas were capitalized and are included in vessels cost and advances for vessels under construction in the accompanying 2014 consolidated balance sheet: technical management and superintendent fees relating to newbuilding vessels (refer to 5–Newbuilding Supervision Agreement), and vessel purchase commissions, which in the aggregate amounted to $3,804,918.

During the year ended December 31, 2015, Allseas charged technical management and superintendent fees relating to newbuilding vessels of $1,845,161, which were capitalized and are included in advances for vessels under construction in the accompanying 2015 consolidated balance sheet.

In January 2015, the Company’s vessel owning subsidiaries signed amended and restated management agreements with Allseas, according to which a portion of the services that were previously provided by Allseas have been ceased. Pursuant to the terms of the amended and restated management agreements, effective January 2015, Allseas is no longer providing chartering and sale and purchase services, and as such the fees related to these services have been terminated. More specifically, the commissions representing the 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels (“Charter Hire Commission”), and the 1.00% of the price of any vessel bought, constructed or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement (“Vessel Commission”) are no longer payable to Allseas.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

4.	Transactions with Related Parties - Continued

(a)	Allseas - Continued

(1)	Ship-Owning Company Management Agreements

(i) Management Services - Each of the ship-owning companies has a management agreement with Allseas, under which management services are provided in exchange for a fixed daily fee per vessel. This fee is subject to adjustment on June 1 of each year based on the official Eurozone inflation rate. During the years ended December 31, 2013, 2014 and 2015, Allseas charged management fees of €661.15, €664.46 and €666.45 per vessel per day, respectively.

(ii) Pre-Delivery Services – A lump sum fee of $15,000 is payable to Allseas for pre-delivery services provided during the period from the date of the Memorandum of Agreement for the purchase of the vessel, until the date of delivery.

(iii) Superintendent Services – Allseas is entitled to a superintendent fee of €500 per day for each day in excess of 5 days per calendar year for which a Superintendent performed on site inspection.

(2)	Accounting Agreement – Allseas is entitled to a fee of €250,000 per annum, payable quarterly, for the provision of financial accounting services, and a fee of $30,000 per vessel per annum, payable quarterly, for the provision of financial reporting services. These fees are included in Management fees - related party in the accompanying consolidated statements of comprehensive loss. On May 18, 2015, the Company entered into an amended and restated accounting agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of one year to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated accounting agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by the Company without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, and (ii) compensation equal to three years’ annual financial accounting services fee and financial reporting fee then applicable.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

4.	Transactions with Related Parties - Continued

(a)	Allseas - Continued

(3)	Tripartite Agreement between the Company, Allseas and Loretto Finance Inc. - On November 10, 2009, the Company, Allseas, and Loretto Finance Inc. (“Loretto”), a wholly owned subsidiary of Allseas, signed a tripartite agreement, as clarified and amended by a supplemental agreement, effective from December 1, 2012, whereby in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to the Company’s equity incentive plan as discussed in Note 12 (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans may be adopted, the Company will issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the agreement, any common shares to be issued to Loretto under the agreement may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties. The fair value of the shares issued for no consideration are accounted as share based payment and presented as Management fees - related party in the year granted in the statement of comprehensive income / (loss). Accordingly, as of December 31, 2015, the Company has granted and issued to Loretto a total of 12,557 Class A common shares, of which 190 were issued in 2015.

In connection with the at-the-market offering of up to $4,000,000 of Class A common shares discussed in Note 11, effective December 18, 2015, 190 Class A common shares were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on December 18, 2015 was recorded as share based compensation and is included in Management fees – related party in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2015.

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

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

4.	Transactions with Related Parties - Continued

(a)	Allseas - Continued

(5)	Newbuildings Supervision Agreement - The Company has entered into management agreements with Allseas relating to the supervision of each of the contracted newbuilding vessels, pursuant to which Allseas is entitled to: (1) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel, and thereafter the flat fee will be paid on a pro rata basis until the vessel’s delivery to the Company, (2) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until the Company accepts delivery of the respective vessel, and (3) €500 per day for each day in excess of 5 days per calendar year for which a superintendent performed on site inspection.

(6)	Compensation Agreement – The Company has entered into a compensation agreement with Allseas whereby in the event that Allseas is involuntarily terminated as the manager of its fleet, it shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) €3,000,000 (or $3,266,100 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015).

(7)	Executive Services Agreement – Effective January 1, 2011, the Company entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of the executive officers, which include strategy, business development, marketing, finance and other services, who report directly to the Company’s Board of Directors. Effective January 1, 2013, the executive services fee was adjusted to €2,700,000 per annum, while effective January 1, 2014, the executive services fee was adjusted to €2,900,000 per annum. On May 18, 2015, the Company entered into an amended and restated executive services agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of five years to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated executive services agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by the Company without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, (ii) compensation equal to three years’ annual executive services fee then applicable, and (iii) 78,948 of the Company’s common shares, issued for no consideration on the date of termination. For the years ended December 31, 2013, 2014 and 2015, incentive compensation of $3,993,000, $1,848,900 and $0, respectively, was paid to Allseas for executive services and is included in the executive services fees presented in the table above.

Each month, the Company funds a payment to Allseas to cover working capital needs equal to one month of estimated operating expenses. At each balance sheet date, the excess of the amount funded to Allseas over payments made by Allseas for operating expenses is reflected as Due from related parties. As of December 31, 2014, and 2015, $843,510 and $220,568, respectively, was due from Allseas.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

4.	Transactions with Related Parties - Continued

(b)	Seacommercial: In January 2015, the Company’s vessel owning subsidiaries signed brokerage services agreements with Seacommercial. Pursuant to the agreements, effective January 2, 2015, Seacommercial provides full brokerage services in exchange for fees representing the 1.25% Charter Hire Commission and the 1.00% Vessel Commission.

Charter hire commissions charged by Seacommercial for the year ended December 31, 2015, amounted to $437,817 and are included in Commissions in the 2015 consolidated statement of comprehensive loss.

In the third quarter of 2015, following the sale of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, M/V Gentle Seas, M/V Peaceful Seas and M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou as discussed above, the Company proceeded with the payment of 1.00% Vessel Commission, or $632,000, to Seacommercial, which is included in Loss related to vessels held for sale in the 2015 consolidated statement of comprehensive loss. In addition, an amount of $143,050 relating to 1.00% Vessel Commission on the sale of vessels M/V Pearl Seas, M/V Kind Seas, M/V Calm Seas and M/V Deep Seas is included in Loss related to vessels held for sale and paid to Seacommercial in January 2016 following the delivery of vessels to their new owners.

In December 2015, following the sale of the M/V Sapphire Seas and the M/V Diamond Seas discussed in Note 6, the Company proceeded with the payment of a 1.00% Vessel Commission, or $70,000, to Seacommercial, which is included in (Gain) / loss from sale of assets.

As of December 31, 2015, the amount due to Seacommercial was $12,104.

(c)	Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: On September 13, 2007 and effective as of October 1, 2007, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. On October 1, 2012, the rental agreement was renewed for an additional term of 5 years, beginning October 1, 2012 and expiring September 30, 2017, pursuant to which the monthly rental for the first year was €3,000, plus 3.6% tax, and adjusted annually thereafter for inflation increases in accordance with the official Greek inflation rate. Rent expense under this lease amounted to $49,324, $49,001 and $40,701 for the years ended December 31, 2013, 2014 and 2015, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of comprehensive loss.

(d)	Crewcare Inc. (“Crewcare”):

(1)	Manning Agency Agreements – Each of the Company’s ship-owning subsidiaries has a manning agency agreement with Crewcare, a company beneficially owned by the Company’s Chief Executive Officer, based in Manila, Philippines. Under the agreements, manning services are provided in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who serve on board each vessel, plus a recruitment fee of $120 per seaman, payable on a one-off basis. In addition, the agreements also provide for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred amounted to $382,517, $441,499 and $433,368 for the years ended December 31, 2013, 2014 and 2015, respectively, and are included in Vessels operating expenses. Administrative services are also being provided which represent payment of crew wages and related costs on behalf of the Company.

(2)	Cadetship Program Agreements – On October 5, 2013, each of the Company’s ship-owning subsidiaries entered into a cadetship program agreement with Crewcare, pursuant to which Crewcare, at its own cost, is responsible for recruiting and training cadets to be assigned to the vessels. These services are being provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for one-year on board training. The agreement has an initial term of one year with the option to renew for one more year by mutual agreement. The agreement was renewed for one additional year, effective October 5, 2014. The expenses incurred for the years ended December 31, 2014 and 2015, amounted to $360,000 and $190,000, respectively, and are included in Vessels operating expenses.

The balances due to Crewcare amounted to $166,354 and $1,247,676 as of December 31, 2014 and 2015, respectively.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

4.	Transactions with Related Parties - Continued

(e)	Box Ships Inc.: As of December 31, 2014, the Company held 11.0% of Box Ships’ common stock. In the second quarter of 2015, the Company sold the total of 3,437,500 shares representing its remaining interest in Box Ships (Note 7).

On May 27, 2011, the Company granted Box Ships an unsecured loan of $30,000,000. The loan bore interest at LIBOR plus a margin of 4.00%. As of December 31, 2012, the outstanding loan balance due from Box Ships was $14,000,000. On February 28, 2013, Box Ships prepaid an amount of $1,000,000 and reduced the outstanding balance of the respective loan to $13,000,000. In addition, on March 11, 2013, the Company agreed to amend certain terms of the loan agreement. Pursuant to the amended agreement, the Company agreed to extend the maturity of the loan for one year, from April 19, 2013 to April 19, 2014. During the remaining term of the loan, Box Ships was required to make quarterly principal installments in the amount of $1,000,000 each, with a final balloon payment of $9,000,000 due on the maturity date. In consideration for the amendment of the loan agreement, Box Ships agreed to pay an amendment fee of $65,000, which is included in Interest income in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2013, and to increase the margin from 4.00% to 5.00%. In April 2013, Box Ships paid the amendment fee of $65,000. Pursuant to the amended loan agreement, on April 19, 2013 and on July 19, 2013, Box Ships proceeded with the first two quarterly principal installment payments of $1,000,000 each. In addition, on August 5, 2013, Box Ships prepaid an amount of $5,000,000 and reduced the outstanding balance of the respective loan to $6,000,000, which was fully repaid on October 18, 2013. For the year ended December 31, 2013, interest charged on the respective loan amounted to $439,326.

5.	Advances for Vessels Under Construction

Advances for vessels under construction relate to the installments paid that were due to the respective shipyard including capitalized expenses.

As of December 31, 2014, the Company’s newbuilding program consisted of two Ultramax drybulk carriers (Hull numbers DY4050 and DY4052) and three Kamsarmax drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142) with scheduled delivery in 2015.

The Company has agreed with Jiangsu Yangzijiang Shipbuilding Co., or Yangzijiang, to extend the deliveries of its three Kamsarmax newbuilding drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142), to the third and fourth quarter of 2016, subject to certain conditions, at no extra cost to the Company. In addition, the Company did not take delivery of the Ultramax newbuilding drybulk carrier with Hull number DY4050 from Yangzhou Dayang Shipbuilding Co. Ltd., or Dayang, that was scheduled to be delivered in the fourth quarter of 2015. Furthermore, the Company sent to Dayang notices for the cancellation of the Ultramax newbuilding drybulk carrier with Hull number DY4052 that was scheduled to be delivered at the end of December 2015. Dayang rejected such cancellation notices and the case is currently under arbitration proceedings in London.

Based on the Company’s cash flow projections and taking into consideration the cancellation of the undrawn portion of the syndicated loan facility led by Nordea Bank Finland Plc for an amount of up to $78,000,000 relating to the Company’s newbuilding contracts as discussed in Note 8, cash on hand and cash provided by operating activities will not be sufficient to cover the capital expenditures relating to the Company’s newbuilding contracts that become due in 2016. The Company assessed as probable the potential sale of the three remaining newbuilding contracts and following the cancellation of the financing for the Ultramax newbuildings, an aggregate impairment loss of $43,878,294 was recorded and is included in Impairment loss in the 2015 accompanying consolidated statement of comprehensive loss (refer to Note 10).

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

6.	Vessels, Net / Vessels Held for Sale / Other Fixed Assets, Net

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2014	$376,193,456	$(70,057,540)	$306,135,916
Newbuilding deliveries	81,051,077	-	81,051,077
Depreciation for the period	-	(18,154,020)	(18,154,020)
Balance December 31, 2014	$457,244,533	$(88,211,560)	$369,032,973
Depreciation for the period	-	(16,687,357)	(16,687,357)
Disposals	(165,075,995)	21,991,963	(143,084,032)
Transfer to Vessels Held for Sale	(147,153,000)	64,287,231	(82,865,769)
Impairment loss	(71,087,353)	18,619,723	(52,467,630)
Balance December 31, 2015	$73,928,185	$-	$73,928,185

All Company’s vessels were first-priority mortgaged as collateral to the loans and credit facilities and related interest rate swaps outstanding as of December 31, 2015.

On June 25, 2015, a special committee consisting of the Company’s five independent directors (“Special Committee”) was assigned to investigate the block sale of four vessels of the Company’s operating fleet, the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas, for the purpose of improving the Company’s liquidity. The Special Committee determined it was in the best interest of the Company and its shareholders to sell the vessel-owning subsidiaries of these vessels to an entity controlled by Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. In July 2015, the Special Committee and Mr. Bodouroglou agreed to the sale of all of the issued and registered shares of the respective vessel-owning subsidiaries (“Sale Transaction”). The Sale Transaction was based on a mutually agreed value of $63,200,000 for the four vessels transferred, net of a commission of 1.00% over such value, paid to Seacommercial. The sale and transfer of the respective vessel-owning subsidiaries were concluded on July 27, 2015 (“Sale Transaction Date”). The Sale Transaction did not include the transfer of any current assets and current liabilities existing prior to the Sale Transaction Date, apart from lubricant inventories, directly related to the transfer of the vessels and cash received in advance relating to revenue generated subsequent to the Sale Transaction Date. As of June 30, 2015, the Company assessed that all the held for sale criteria were met for the assets and liabilities associated with the Sale Transaction. As of June 30, 2015, the Company reviewed the carrying amount in connection with the fair market value less cost to sell of the M/V Dream Seas, the M/V Gentle Seas, the M/V Peaceful Seas and the M/V Friendly Seas. The review indicated that such carrying amounts were in excess of the fair value less cost to sell such vessels. Therefore, a loss of $47,639,830 and $19,772 was recorded and is included in Loss related to vessels held for sale and Loss from sale of assets, respectively, in the 2015 accompanying consolidated statement of comprehensive loss. The Company accounted for the Sale Transaction as sale of assets.

In connection with the settlement agreement with Commerzbank AG dated December 8, 2015 discussed in Note 8, on November 9, 2015, the Company entered into memoranda of agreement, as further supplemented and amended, for the sale of three vessels of its operating fleet, the M/V Sapphire Seas, the M/V Diamond Seas and the M/V Pearl Seas, to an unrelated third party. The M/V Sapphire Seas and the M/V Diamond Seas were delivered to their new owners in December 2015, and a loss of $26,513,082 was incurred and is included in Loss from sale of assets in the 2015 accompanying consolidated statement of comprehensive loss. The M/V Pearl Seas was delivered to her new owners in January 2016.

In connection with the settlement agreement with Bank of Ireland dated January 7, 2016 discussed in Note 8, on December 1, 2015, the Company entered into a memorandum of agreement for the sale of the M/V Kind Seas to an unrelated third party. The M/V Kind Seas was delivered to her new owners in January 2016.

On December 23 and December 30, 2015, the Company entered into memoranda of agreement for the sale of the M/V Deep Seas and M/V Calm Seas, respectively, to an unrelated third party. Both vessels were delivered to their new owners in January 2016.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

6.	Vessels, Net / Vessels Held for Sale / Other Fixed Assets, Net – Continued

As of December 31, 2015, the Company assessed that all the held for sale criteria were met for the M/V Pearl Seas, M/V Kind Seas, M/V Deep Seas and M/V Calm Seas and reviewed the carrying amount in connection with their fair market value less cost to sell. The review indicated that such carrying amounts were in excess of the fair value less cost to sell such vessels. Therefore, a loss of $69,125,569 was recorded and is included in Loss related to vessels held for sale in the 2015 accompanying consolidated statement of comprehensive loss. Furthermore, liabilities associated with the vessels held for sale are separately presented under Liabilities associated with vessels held for sale in the 2015 accompanying consolidated balance sheet. The major class of liabilities classified as associated with assets held for sale, consist of their respective long-term debt, net of unamortized financing costs with a carrying amount of $47,587,119 (refer to Note 8).

In connection with the settlement agreement with Nordea Bank Finland Plc dated March 9, 2016 discussed in Note 8, on March 17, 2016, the Company entered into memoranda of agreement, for the sale of the remaining six vessels of its operating fleet, the M/V Coral Seas, the M/V Golden Seas, the M/V Prosperous Seas, the M/V Priceless Seas, the M/V Proud Seas and the M/V Precious Seas, to an unrelated third party. As of December 31, 2015, the Company reviewed the carrying amount in connection with the sale price of the vessels and a loss of $52,467,630 was recorded and is included in Impairment loss in the 2015 accompanying consolidated statement of comprehensive loss. The vessels were delivered to their new owners in March, April and May 2016.

Due to the sale of vessels, discussed above, other fixed assets of $23,144, $297,727 and $127,661 were written-off and are included in Loss related to vessels held for sale, Impairment loss and Loss from sale of assets, respectively, in the 2015 accompanying consolidated statement of comprehensive loss.

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

7.	Investment in Affiliate

The following table is a reconciliation of the Company’s investment in affiliate as presented on the accompanying consolidated balance sheets:

Balance January 1, 2014	$11,309,375
Equity in net income of affiliate	471,079
Equity in other comprehensive income of affiliate	16,139
Dilution effect	(221,679)
Impairment in investment in affiliate	(8,618,664)
Balance December 31, 2014	$2,956,250
Equity in net income of affiliate	173,002
Net proceeds from sale of investment in affiliate	(2,936,196)
Loss on investment in affiliate, excluding transfer of equity in other
comprehensive loss of affiliate to losses	(193,056)
Balance December 31, 2015	$-

As of December 31, 2014, the Company held 3,437,500 shares or 11.0% of Box Ships’ common stock.

In the second quarter of 2015, the Company proceeded with the sale of the total 3,437,500 shares of Box Ships at an average sale price of $0.8542 per share. The net proceeds from the sale of such shares amounted to $2,936,196. A loss on investment in affiliate of $206,835, which consists of the difference between the fair value, as determined by the sale proceeds, and the book value of the shares of Box Ships of $193,056, as well as the previously recognized other comprehensive loss of affiliate of $13,779, was recorded and is included in the 2015 accompanying consolidated statement of comprehensive loss.

Summarized financial information in respect of Box Ships Inc. is set out below:

INCOME STATEMENT DATA	Year ended December 31, 2014
Net revenue	$49,864,674
Operating income	1,966,947
Net income	$2,623,515

BALANCE SHEET DATA	As of December 31, 2014
Total current assets	$22,011,255
Total non-current assets	375,837,950
Total assets	397,849,205
Total current liabilities	140,886,944
Total long-term liabilities	$282,375

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.	Long-Term Debt

The table below presents a breakdown of the Company’s long-term debt as of December 31, 2014 and 2015:

	2014	2015
(a) Commerzbank AG (August 12, 2011)	$43,375,000	$25,912,500
(b) Unicredit Bank AG (November 19, 2007)	14,606,500	13,885,750
(c) Bank of Ireland (March 30, 2009)	8,350,000	7,825,000
(d) HSH Nordbank AG (April 4, 2014)	46,713,600	-
(e) HSBC Bank Plc (July 2, 2010)	14,460,000	-
(f) Nordea Bank Finland Plc (May 6, 2014)	78,273,638	73,928,185
(g) Senior unsecured notes due 2021	25,000,000	25,000,000
Total	$230,778,738	$146,551,435
Less: related deferred financing costs	4,360,951	1,877,534
Total debt, net of deferred financing costs	$226,417,787	$144,673,901

Disclosed as follows in the Consolidated Balance Sheets
Liabilities associated with vessels held for sale	$-	$47,587,119
Current portion of long-term debt	$19,991,791	$97,086,782
Long-term debt	206,425,996	-
Total	$226,417,787	$144,673,901

As of December 31, 2015, the minimum annual principal payments for the outstanding debt required to be made after the balance sheet date, taking into consideration the settlement agreements discussed below, are as follows:

To December 31,
2016	$121,551,435
2017	-
2018	-
2019	-
2020	-
Thereafter	25,000,000
Total	$146,551,435

(a)	Commerzbank AG (August 12, 2011): On May 13, 2015, the Company entered into an amending and restating agreement with Commerzbank AG, and agreed to defer a portion of its four scheduled quarterly installments due in 2015, and to waive the application of the financial and security cover ratio covenants contained in the facility, effective from December 31, 2014 until December 31, 2015. The deferred amounts would be settled along with the balloon installment. For any amounts deferred, the applicable margin would be 4.5%. The Company also agreed to a $3,000,000 partial prepayment by using the then pledged cash, a portion of which was prepaid in the first quarter of 2015, while the balance was paid upon signing the final documentation in May 2015. In addition, on December 8, 2015, the Company entered into an agreement with Commerzbank AG for the full and final settlement of the then outstanding principal amount of the respective facility of $38,237,500. According to the agreement, the facility was settled with the total net proceeds from the sale of the mortgaged vessels, namely the M/V Sapphire Seas, the M/V Diamond Seas and the M/V Pearl Seas, in line with the memoranda of agreement dated November 9, 2015, as discussed in Note 6. This resulted in a gain from debt extinguishment of $5,921,524, which includes unpaid and accrued interest until the date of sale of M/V Sapphire Seas and M/V Diamond Seas in December 2015 and is separately reflected in the 2015 consolidated statement of comprehensive loss. Following the sale of M/V Pearl Seas in January 2016, a gain from debt extinguishment of approximately $21,350,000, which includes unpaid and accrued interest, will be recognized in the first quarter of 2016.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.	Long-Term Debt - Continued

(b)	Unicredit Bank AG (November 19, 2007): On March 27, 2015, the Company entered into a loan supplemental agreement and agreed to amended terms with Unicredit Bank AG, including the deferral of one and a portion of five of its scheduled quarterly installments due in the second quarter of 2015 through the third quarter of 2016. The deferred amounts would be settled along with the balloon installment. In addition, the then pledged cash under the respective loan agreement was agreed to be utilized against the next principal payments until the final installment on the maturity of the loan. The bank also agreed to waive the minimum liquid assets and the security cover ratio covenants until the final maturity of the loan. In January 2016, the Company agreed with Unicredit Bank AG, subject to definitive documentation, to apply the total net proceeds from the sale of the M/V Deep Seas and the M/V Calm Seas, in line with the memoranda of agreement dated December 23 and December 30, 2015, as discussed in Note 6, towards the respective loan facility upon the completion of the sale, while the remaining principal amount of $8,317,750 will be treated as follows: i) $4,885,750 will be written-off, subject to certain conditions, and ii) $3,432,000, plus any accrued interest, will be converted into an unsecured paid-in-kind note (“PIK Note”), with terms in line with those agreed with Bank of Ireland discussed below. The conversion, being subject to the receipt of the net sale proceeds of the M/V Deep Seas and the M/V Calm Seas and the application of such proceeds against the facility, completed following the sale of vessels in January 2016, will occur following the signing of the definitive documentation.

(c)	Bank of Ireland (March 30, 2009): On May 28, 2015, the Company agreed with Bank of Ireland to defer 50% of the quarterly installments due in 2015 and to waive the financial and security cover ratio covenants contained in the facility, effective from January 1, 2015 until March 31, 2016. The deferred amounts would be settled along with the balloon installment. In addition, on January 7, 2016, the Company entered into an agreement with Bank of Ireland to apply the total net proceeds from the sale of the M/V Kind Seas, in line with the memorandum of agreement dated December 1, 2015, as discussed in Note 6, towards the respective loan facility, while the remaining principal amount of $4,384,750 would be treated as follows: i) $2,192,375 would be written-off, subject to certain conditions, and ii) $2,192,375, plus any accrued interest, would be converted into an unsecured PIK Note. The conversion occurred following the receipt of the net sale proceeds of the M/V Kind Seas and the application of such proceeds against the facility, in January 2016. On April 11, 2016, following a notice of cancellation of PIK Note sent by the Bank of Ireland, the Company was discharged from all of its obligations under the PIK Note.

(d)	HSH Nordbank AG (April 4, 2014): On April 4, 2014, the Company completed the documentation for a new loan agreement with HSH for a $47,000,000 secured loan facility for the refinancing of the M/V Friendly Seas and the partial financing of the first two Ultramax newbuilding drybulk carriers, the M/V Gentle Seas and the M/V Peaceful Seas (Hull numbers DY152 and DY153). On July 27, 2015, following the sale of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Gentle Seas, M/V Peaceful Seas and M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou as discussed in Note 6, the Company proceeded with the extinguishment of the then outstanding indebtedness with HSH Nordbank AG, amounting to $43,236,400.

(e)	HSBC Bank Plc (July 2, 2010): On July 27, 2015, following the sale of all of the issued and registered shares of the vessel-owning subsidiary of the M/V Dream Seas to an entity controlled by Mr. Michael Bodouroglou as discussed in Note 6, the Company proceeded with the extinguishment of the then outstanding indebtedness with HSBC Bank Plc, amounting to $13,200,000.

(f)	Nordea Bank Finland Plc (May 6, 2014): On May 6, 2014, the Company completed the documentation for a senior secured loan facility with a syndicate of major European banks led by Nordea in an amount of $160,000,000. This facility was used for the refinancing of six vessels of its operating fleet (the four Handysize vessels M/V Prosperous Seas, M/V Precious Seas, M/V Priceless Seas and the M/V Proud Seas, and the Panamax vessels M/V Coral Seas and M/V Golden Seas), along with the financing of up to 60% of the market value of the remaining two Ultramax newbuilding drybulk carriers, the Hull numbers DY4050 and DY4052, and two of its Kamsarmax newbuilding drybulk carriers, the Hull numbers YZJ1144 and YZJ1145. On June 10, 2014, the Company completed the refinancing of the six vessels of its operating fleet discussed above. The Company drew a total amount of $81,750,000 and repaid in full the then outstanding indebtedness under its existing loan agreements with Bank of Scotland Plc (dated December 4, 2007) and Nordea (dated May 5, 2011).

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.	Long-Term Debt - Continued

(f)	Nordea Bank Finland Plc (May 6, 2014) - Continued

On May 29, 2015, the syndicate led by Nordea Bank Finland Plc agreed to reduce the threshold of the security cover ratio covenant from 135% to 110%, effective from January 1, 2015 until March 31, 2015. The syndicate also agreed that any breach of the financial covenants contained in the respective facility for the test period ending March 31, 2015, shall not be deemed as an event of default. In addition, on July 31, 2015, the Company entered into a loan supplemental agreement and agreed, subject to certain conditions, to amended terms with the syndicate led by Nordea Bank Finland Plc, including the deferral of one and a portion of two of its scheduled quarterly installments due in the third quarter of 2015 through the first quarter of 2016. The deferred amounts would be settled along with the balloon installment. The Company also agreed to cancel the available borrowing capacity of up to $78,000,000 with respect to the undrawn portion of the facility for the partial financing of its outstanding newbuilding contracts. In addition, effective from April 1, 2015 until March 31, 2016, the syndicate agreed to waive the application of the ratio of market value adjusted shareholders’ equity to the market value adjusted total assets, to amend the definition of the minimum working capital requirement to include only the trade working capital, to amend the definition of the minimum liquidity requirement to be equal to or greater than $250,000 per vessel owned, and to reduce the threshold of the security cover ratio covenant from 135% to 105%. On March 9, 2016, the Company entered into a settlement agreement with Nordea Bank Finland Plc for the full and final settlement of the then outstanding principal amount of the respective facility of $73,928,185. According to the agreement, the facility was settled with the total net proceeds from the sale of the mortgaged vessels, namely the M/V Coral Seas, the M/V Golden Seas, the M/V Prosperous Seas, the M/V Precious Seas, the M/V Priceless Seas and the M/V Proud Seas in line with the memoranda of agreement dated March 17, 2016, as discussed in Note 6. This resulted in a gain from debt extinguishment of approximately $680,000 relating to unpaid and accrued interest, which will be recognized in the first and second quarter of 2016. In addition, in accordance with the terms of the settlement agreement, the Company received $3,850,000, as well as a further amount of $2,000 per vessel per day for the period from March 1, 2016 until each vessel’s delivery date to her new owners for settlement of vessels’ operating expenses.

(g)	Senior unsecured notes due 2021: On August 8, 2014, the Company completed the offering of 1,000,000 senior unsecured notes due 2021 (“Notes”), pursuant to its effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The net proceeds from the offering amounted to $23,856,583, net of underwriting discounts and commissions of $812,500, and offering expenses payable by the Company of $330,917. The Notes trade on NASDAQ Global Market under the symbol “PRGNL”.

The indenture governing the Notes contains certain restrictive covenants, including limitations on asset sales and:

•	Limitation on Borrowings: Net borrowings not to exceed 70% of total assets.
•	Limitation on Minimum Net Worth: Net worth to always exceed $100,000,000.

As of December 31, 2015, the Company was not in compliance with the covenants described above.

In January 2016, the Company entered into an exchange agreement with an unrelated third party, whereas the Notes holder exchanged 20,000 Notes for shares of the Company’s common stock.

In February 2016, the Company commenced an offer to exchange all Notes for shares of its common stock (the “Exchange Offer”). As part of the Exchange Offer, holders were also required to consent to the removal of certain covenants and sections of the Notes’ indenture (together with the Exchange Offer, “Exchange Offer and Consent Solicitation”). The Exchange Offer and Consent Solicitation expired in March 2016. On March 18, 2016, 184,721 Notes or approximately 18.8% of the outstanding Notes were delivered and not validly withdrawn from the Exchange Offer.

In April 2016, the Company entered into an exchange agreement with an unrelated third party, whereas the Notes holder exchanged 50,000 Notes for shares of the Company’s common stock.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

8.	Long-Term Debt - Continued

In relation to the issued and outstanding Notes, the Company did not proceed with the interest payment of $523,438, which was originally due on February 15, 2016, due to lack of liquidity. Pursuant to the Notes indenture, the Company was under a 30-day grace period to make such payment that expired on March 17, 2016. The Company was still lacking the liquidity to make the interest payment upon the expiration of the said grace period.

Based on the Company’s cash flow projections for 2016, cash on hand and cash provided by operating activities will not be sufficient to cover scheduled interest payments relating to its Notes due in 2016. The Company is exploring several alternatives aiming to manage its working capital requirements and other commitments.

Other Information: As of December 31, 2015, the Company had no borrowing capacity.

The interest cost charged for the years ended December 31, 2013, 2014 and 2015 amounted to $6,129,911, $7,451,854 and $8,039,677, respectively.

The capitalized interest for the years ended December 31, 2013, 2014 and 2015 amounted to $786,263, $1,618,836 and $1,704,937, respectively.

The weighted average interest rate for the years ended December 31, 2013, 2014 and 2015 was 3.21%, 3.53% and 4.07%, respectively.

9.	Interest Rate Swaps

The Company entered into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates as described below.

As of December 31, 2014 and 2015, the Company's outstanding interest rate swaps had a combined notional amount of $56,208,157 and $10,840,781, respectively. Details of the interest rate swap agreements which were effective during 2014 and 2015 are outlined below:

Interest rate swaps - Not qualified for hedge accounting:

Counterparty	Effective date	Termination date	Notional amount As of December 31, 2014	Notional amount As of December 31, 2015	Fixed rate	Floating rate
Unicredit Bank AG (1)	August 27, 2010	August 27, 2015	$25,500,000	$-	2.465%	3-month LIBOR
HSBC Bank Plc (2)	April 10, 2012	April 10, 2017	$4,560,000	$-	1.485%	3-month LIBOR
HSH Nordbank AG (3)	May 8, 2012	May 5, 2017	$9,562,500	$-	1.220%	3-month LIBOR
Nordea Bank Finland Plc (4)	May 4, 2012	March 31, 2017	$5,918,792	$5,435,625	1.140%	3-month LIBOR
Nordea Bank Finland Plc (5)	June 18, 2012	May 4, 2017	$5,885,615	$5,405,156	1.010%	3-month LIBOR
HSH Nordbank AG (6)	August 6, 2012	May 5, 2017	$4,781,250	$-	0.980%	3-month LIBOR
		TOTAL	$56,208,157	$10,840,781

(1) The notional amount reduced by $2,550,000 on a quarterly basis up until the expiration of the interest rate swap.

(2) The notional amount reduced by $120,000 on a quarterly basis up until the expiration of the interest rate swap.

(3) The notional amount reduced by $187,500 on a quarterly basis up until the expiration of the interest rate swap.

(4) The notional amount reduces by $120,792 on a quarterly basis up until the expiration of the interest rate swap.

(5) The notional amount reduces by $120,115 on a quarterly basis up until the expiration of the interest rate swap.

(6) The notional amount reduced by $93,750 on a quarterly basis up until the expiration of the interest rate swap.

As of December 31, 2014 and 2015, the Company had no interest rate swaps qualified for hedge accounting.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

9.	Interest Rate Swaps – Continued

Following the extinguishment of the loan facilities with HSH Nordbank AG and HSBC Bank Plc as discussed in Note 8, in July 2015, the Company also proceeded with the cancellation of the respective swap agreements. The cancellation of these swap agreements resulted in an aggregate loss of $155,300, which is included in Loss on derivatives, net, in the 2015 accompanying consolidated statement of comprehensive loss. Following the settlement agreement with Nordea Bank Finland Plc, in March 2016, the respective interest rate swaps were cancelled.

10.	Financial Instruments and Fair Value Disclosures

The principal financial assets of the Company consist of restricted cash and trade receivables. The principal financial liabilities of the Company consist of long-term bank loans, senior unsecured notes due 2021, interest rate swaps, trade accounts payable, amounts due to related parties and accrued liabilities.

(a) Interest rate risk: The Company’s long-term bank loans are based on LIBOR and hence the Company is exposed to movements in LIBOR. The Company entered into interest rate swap agreements, discussed in Note 9, in order to hedge its variable interest rate exposure.

(b) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of trade receivables and cash and cash equivalents. The Company limits its credit risk with trade receivables by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade receivables. In addition, the Company also limits its exposure by diversifying among customers. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments. However, the Company limits its exposure by diversifying among counterparties considering their credit ratings.

(c) Fair value: The carrying values of restricted cash, trade receivables, trade accounts payable, amounts due to related parties and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans approximate their carrying value, predominantly due to the variable interest rate nature thereof. Derivative financial instruments are stated at fair values.

The Company’s Notes trade on NASDAQ Global Market under the symbol “PRGNL” and therefore are considered Level 1 items in accordance with the fair value hierarchy. As of December 31, 2015, the fair value of the Company’s Notes based on their quoted close price of $4.35 per Note was $4,350,000 in the aggregate.

When the interest rate swap contracts do not qualify for hedge accounting, the Company recognizes their fair value changes in current period statement of comprehensive income / (loss).

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains / (losses) in the consolidated statements of comprehensive income / (loss) and shareholders’ equity are shown below:

Derivative Instruments – Balance Sheet Location

		December 31, 2014	December 31, 2015
	Balance Sheet Location	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Non-Current Assets – Interest rate swaps	$(66,475)	$-
Interest rate swaps	Current liabilities – Interest rate swaps	589,896	18,700
Interest rate swaps	Long-Term Liabilities – Interest rate swaps	17,369	-
Total derivatives		$540,790	$18,700

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

10.	Financial Instruments and Fair Value Disclosures - Continued

Effect of Derivative Instruments designated as hedging instruments

Loss Recognized in Accumulated Other Comprehensive Loss – Effective Portion

	Year Ended December 31,
	2014	2015
Interest rate swaps	$131,238	$-
Total	$131,238	$-

Location of Loss Transferred from Accumulated Other Comprehensive Loss in Statements of Comprehensive Loss – Effective Portion

		Year Ended December 31,
		2014	2015
Interest rate swaps – Realized Loss	Interest and finance costs	$(98,656)	$-
Total		$(98,656)	$-

There was no ineffective portion of the gain / (loss) on the hedging instruments for the years ended December 31, 2014 and 2015. No hedge accounting was applicable for the year ended December 31, 2015.

Effect of Derivative Instruments not designated as hedging instruments

		Year Ended December 31,
	Location of Gain / (Loss) Recognized	2014	2015
Interest rate swaps – Fair value	Loss on derivatives, net	$504,602	$522,090
Interest rate swaps – Realized Loss	Loss on derivatives, net	(892,342)	(735,097)
Net loss on derivatives		$(387,740)	$(213,007)

Financial Instruments and Assets that are measured at fair value on a recurring basis

Interest rate swaps

The fair value of the Company’s interest rate swap agreements (refer to Note 9) is determined using a discounted cash flow approach based on market-based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy.

The following table summarizes the valuation of the Company’s interest rate swaps as of December 31, 2014 and 2015:

	Significant Other Observable Inputs (Level 2)
Financial Instruments	December 31, 2014	December 31, 2015
Interest rate swaps – asset	$(66,475)	$-
Interest rate swaps – liability	607,265	18,700
Total	$540,790	$18,700

Marketable securities – shares of Korea Line Corporation (“KLC”):

As of December 31, 2014, the Company held 44,550 KLC shares. The fair value of the KLC shares was based on quoted prices of KLC share of stock (Korea SE: KS) and was considered to be determined through Level 1 inputs of the fair value hierarchy.

During the second quarter of 2015, the Company sold the total of 44,550 KLC shares at an average sale price of $21.68 per share. The total cash received from the sale of these shares amounted to $958,215, net of commissions. A loss from marketable securities, net, of $134,529 was recorded and is included in the 2015 accompanying consolidated statement of comprehensive loss.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

10.	Financial Instruments and Fair Value Disclosures - Continued

Financial Instruments and Assets that are measured at fair value on a non-recurring basis

Advances for vessels under construction:

During the year ended December 31, 2015, in accordance with the accounting guidance relating to long-lived assets held and used, the Company recognized an impairment loss on the advances for vessels under construction relating to the five newbuilding vessels with Hull numbers DY4050, DY4052, YZJ1144, YZJ1145 and YZJ1142 as discussed in Note 5.

Details for the impairment charge on the advances for vessels under construction are noted in the table below:

	Significant Other Observable Inputs (Level 2)	Loss
Advances for vessels under construction	$10,845,000	$43,878,294

The fair value is based on the Company’s best estimate of the value of the vessels on a time charter free basis, and is supported by the reported resale prices of an independent shipbroker as of December 31, 2015, which are mainly based on recent sales and purchase transactions of similar vessels.

Vessels, net:

As of December 31, 2015, the Company reviewed the carrying amount in connection with the estimated recoverable amount for the remaining six vessels. Due to the sale of vessels in 2016, the review indicated that such carrying amount was not recoverable and was written down to $73,928,185 and an impairment charge of $52,467,630 was recorded and is included in Impairment loss in the 2015 accompanying consolidated statement of comprehensive loss. The fair value of the vessels was based on the memoranda of agreement, discussed in Note 6, and was considered to be determined through Level 2 inputs of the fair value hierarchy.

Vessels, held for sale:

As of December 31, 2015, the Company reviewed the carrying amount in connection with the estimated recoverable amount for the vessels classified as held for sale. Due to the sale of vessels in 2016, the review indicated that such carrying amount was not recoverable and was written down to $13,740,200 and a loss of $69,125,569 was recorded and is included in Loss related to vessels held for sale in the 2015 accompanying consolidated statement of comprehensive loss. The fair value of the vessels was based on the memoranda of agreement, discussed in Note 6, and was considered to be determined through Level 2 inputs of the fair value hierarchy.

As of December 31, 2014 and 2015, the Company did not have any assets or liabilities measured at fair value on a recurring or non-recurring basis, other than the ones discussed above.

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

Effective February 15, 2013, 2,580 Class A common shares, representing the 2.0% of the 128,999 newly-issued Class A common shares sold to Innovation Holdings in December 2012, an entity beneficially owned by Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on February 15, 2013, was $335,784, which was recorded as share based compensation and is included in Management fees – related party in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2013.

On September 27, 2013, the Company completed a public offering of 157,895 of its Class A common shares at $218.50 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 20,595 additional common shares. The net proceeds from the offering, which amounted to $31,881,984, net of underwriting discounts and commissions of $2,070,000 and other offering expenses of $548,016, would be used to fund the initial deposits and other costs associated with the purchase of two Ultramax newbuilding drybulk carriers, the Hull numbers DY152 and DY153 and general corporate purposes. In connection with the offering, effective September 27, 2013, 3,158 Class A common shares, representing the 2.0% of the 157,895 Class A common shares sold in the public offering, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on September 27, 2013, was $714,000, which was recorded as share based compensation and is included in Management fees – related party in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2013.

On February 18, 2014, the Company completed a public offering of 178,553 of its Class A common shares at $237.50 per share, including the full exercise of the over-allotment option granted to the underwriters to purchase up to 23,290 additional common shares. The net proceeds from the offering amounted to $39,741,152, net of underwriting discounts and commissions and other offering expenses payable by the Company. In connection with the offering, effective February 18, 2014, 3,571 Class A common shares, representing the 2.0% of the 178,553 Class A common shares sold in the public offering, were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on February 18, 2014, was $880,015, which was recorded as share based compensation and is included in Management fees – related party in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2014.

On May 12, 2014, the Company’s Board of Directors authorized a share buyback program of up to $10,000,000 for a period of twelve months. Pursuant to the share buyback program, as of December 31, 2014, the Company had purchased and cancelled 790 of its common shares at an average price of $215.92 per share. Following the expiration of the twelve-month period, on May 12, 2015, the share buyback program was ended.

On September 4, 2015, the Company entered into an equity distribution agreement with Maxim Group LLC for the offer and sale of up to $4,000,000 of its Class A common shares. The Company may offer and sell the shares from time to time and at its discretion during the next twelve months. The net proceeds of this offering are expected to be used for general corporate purposes, which may include the payment of a portion of the outstanding contractual cost of the Company’s existing newbuilding vessels, and the repayment of debt. Under this offering, the Company proceeded with the sale and issuance of 9,461 Class A common shares. In connection with this offering, effective December 18, 2015, 190 Class A common shares were granted to Loretto. The fair value of such shares based on the average of the high-low trading price of the shares on December 18, 2015, was $755, which was recorded as share based compensation and is included in Management Fees – related party in the accompanying consolidated statement of comprehensive loss for the year ended December 31, 2015.

As of December 31, 2014 and 2015, the Company had a total of 652,873 and 664,458 Class A common shares outstanding, respectively, and no other class of shares outstanding.

(b) Preferred Stock:

Under the amended and restated articles of incorporation, the Company's authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.001 per share, and there was none issued and outstanding at December 31, 2014 and 2015.

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

(a) Options

As of December 31, 2014 and 2015, there were 2,800 options with an exercise price of $4,560 outstanding and exercisable, which vested in 2010. Their weighted average remaining contractual life was 0.89 years as of December 31, 2015.

There were no unvested share options as of December 31, 2014 and 2015.

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

The details of the non-vested share awards as of December 31, 2015, are outlined as follows:

Equity incentive plan – October 11, 2006

Grant date	Final Vesting date	Total shares granted	Grant date fair value	Shares cancelled	Shares vested	Non-vested share awards
November 26, 2013	December 31, 2015	5,264	$196.27	-	5,264	-
November 26, 2013	December 31, 2015	316	$196.27	-	316	-
December 19, 2013	December 31, 2015	422	$242.44	-	422	-
January 31, 2014	December 31, 2015	841	$253.46	196	645	-
TOTAL		6,843		196	6,647	-

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

12.	Share Based Payments - Continued

Equity incentive plan – March 26, 2014

Grant date	Final Vesting date	Total shares granted	Grant date fair value	Shares cancelled	Shares vested	Non-vested share awards
December 10, 2014	December 31, 2016	5,264	$92.72	-	2,632	2,632
December 10, 2014	December 31, 2016	527	$92.72	-	264	264
February 26, 2015	December 31, 2016	1,842	$70.87	577	632	632
March 17, 2015	December 31, 2016	790	$49.78	-	395	395
TOTAL		8,423		577	3,923	3,923

A summary of the activity for non-vested share awards for the year ended December 31, 2015 is as follows:

	Number of Shares	Weighted Average Fair Value
Non-vested, December 31, 2014	9,172	$157.70
Granted	2,632	64.60
Cancelled	(698)	101.84
Vested	(7,183)	139.08
Non-vested, December 31, 2015	3,923	$84.74

The remaining unrecognized compensation cost amounting to $321,826 as of December 31, 2015, is expected to be recognized over the remaining weighted average period of 1.0 year, according to the contractual terms of those non-vested share awards.

Share based compensation amounted to $805,469, $986,416 and $966,915 for the years ended December 31, 2013, 2014 and 2015, respectively and is included in general and administrative expenses.

13.	Gain from Vessel Early Redelivery and Other (Income) / Expenses

Gain from vessel early redelivery represents income recognized in connection with the early termination of period time charters resulting from a request of the respective vessel charterers for which the Company received cash compensation of $2,267,818 in 2013.

Other income for the year ended December 31, 2013, relates mainly to a cash compensation of $402,596 received from KLC representing the present value of the total outstanding cash payments the Company was entitled to receive in connection with the settlement agreement dated September 15, 2011 and pursuant to the amended KLC rehabilitation plan that was approved by the Seoul Central District Court in March 2013, and to claim recoveries of $218,634 relating to a dispute regarding one of the Company’s vessels.

During 2014 and 2015, the Company recognized a charge of $250,283 and $246,022, in relation to a special contribution. According to the Greek Law 4301/2014, the charge is a voluntary contribution calculated based on the carrying capacity of the Company’s fleet, and is payable annually for four fiscal years, until 2017. The special contribution is included in Other expenses in the accompanying consolidated statement of comprehensive loss.

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

If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its “U.S. source shipping income,” imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. For 2013, 2014 and 2015, the Company qualified for the benefits of Section 883.

15.	Loss per Share (“LPS”)

The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2013, 2014 and 2015:

Basic LPS – Class A Common Shares

The two class method LPS is calculated as follows:

	Years Ended December 31,
Numerators	2013	2014	2015
Net loss	$(16,953,032)	$(51,796,181)	$(268,707,322)
Less: Net loss attributable to non-vested share awards	351,877	832,333	4,606,096
Net loss attributable to common shareholders	$(16,601,155)	$(50,963,848)	$(264,101,226)

Denominators
Weighted average common shares outstanding, basic and diluted	332,609	613,844	644,260

Net loss per common share, basic and diluted:	$(49.78)	$(82.84)	$(409.93)

Weighted Average Shares – Basic - In calculating basic LPS, the Company includes the effect of vested share awards and Class A common shares issued for exercised stock option awards from the date they are issued or vested.

Weighted Average Shares – Diluted - In calculating diluted LPS, the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted LPS, the following dilutive securities are included in the shares outstanding unless their effect is anti-dilutive:

•	Unvested share awards outstanding under the Company’s Stock Incentive Plan
•	Class A common shares issuable upon exercise of the Company’s outstanding options

The Company excluded the dilutive effect of 2,800 (2013 and 2014: 2,800) stock option awards, and 3,923 (2013: 8,922 and 2014: 9,172) non-vested share awards in calculating dilutive LPS for its Class A common shares as their effect was anti-dilutive.

Paragon Shipping Inc.
Notes to Consolidated Financial Statements
(Expressed in United States Dollars – except for share data)

16.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any claim or contingent liability, which is reasonably possible and should be disclosed, other than the case with Hull DY4050 and DY4052 described below, or probable and for which a provision should be established in the accompanying financial statements.

In December 2013, the Company agreed to acquire shipbuilding contracts for two Ultramax newbuilding drybulk carriers from Allseas (Hull numbers DY4050 and DY4052). The Ultramax newbuildings were under construction at Yangzhou Dayang Shipbuilding Co. Ltd., or Dayang. The acquisition cost of these two newbuildings was $28,250,000 per vessel, or $56,500,000 in the aggregate. In February 2014, the Company paid the first installment of $5,592,661 per vessel. Upon commencement of the steel cutting of each vessel in the second quarter of 2014, the Company paid the second installment of $3,884,530 per vessel. The balance of the contract price, or $18,772,809 per vessel, would be payable upon the delivery of each vessel.

The Company did not take delivery of the newbuilding with Hull number DY4050 that was scheduled to be delivered in the fourth quarter of 2015. On April 28, 2016, Dayang served the Company fourteen days' notice of delivery for the newbuilding with Hull number DY4050 for delivery on May 12, 2016 and as per the terms of the contract Dayang resent the fourteen days’ notice for vessel’s delivery on May 23, 2016. The Company’s current financial position does not allow the Company to take delivery of the newbuilding vessel, which constitutes an event of default, resulting in a claim of more than approximately $18,000,000 against the owning company of Hull number DY4050 in respect of the third (delivery) instalment, interest and costs.

Furthermore, in January 2016, the Company sent to Dayang notices for the cancellation of the newbuilding with Hull number DY4052 that was scheduled to be delivered at the end of December 2015. Dayang rejected such cancellation notices and arbitration proceedings have been commenced in London. If the Company is not successful in the arbitration proceedings Dayang would potentially have a claim of more than approximately $18,000,000 against the owning company of Hull number DY4052 (excluding legal costs which are estimated to exceed $1,000,000). The Company is considering ways to resolve the issues relating to these newbuilding disputes.

Rental Expense

In relation to the rental agreement with Granitis as discussed in Note 4, fixed future minimum non-cancelable rent commitments as of December 31, 2015, based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0887 as of December 31, 2015, amount to:

For the year ending	Amount
December 31, 2016	39,914
December 31, 2017	29,935
Total	$69,849

Charter Hire

Future minimum charter hire receipts, based on vessels committed to non-cancelable time charter contracts (including fixture recaps) as of December 31, 2015, net of commissions are:

For the year ending	Amount
December 31, 2016	$620,879
Total	$620,879

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

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

16.	Commitments and Contingencies – Continued

Newbuildings

Future newbuilding installments based on the non-cancelable newbuilding contracts as of December 31, 2015 are:

For the year ending	Amount
December 31, 2016	$64,155,000
Total	$64,155,000

17.	Subsequent Events

Sale of Vessels / Long-Term Debt

Please refer to Notes 6 and 8 for the sale of vessels and their loan settlement.

Convertible Note

In January 2016, the Company entered into a securities purchase agreement with an unrelated third party, under which it authorized and issued a convertible note in the original principal amount of $500,000, which was convertible into common shares. The convertible note was entitled to interest, which was paid in common shares. As of May 9, 2016, the original principal amount was converted into 1,333,027 common shares.

Senior unsecured notes due 2021

On April 28, 2016, the Company announced that it will not proceed with the interest payment of approximately $390,000, which is originally due on May 15, 2016, due to lack of liquidity.