Form 20-F
period 2016-12-31
Paragon Shipping Inc.
filed 2017-04-10
CIK 1401112

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class

Class A common shares, $0.001 par value

Preferred stock purchase rights

8.375% Senior Notes due 2021

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, there were 10,821,336 shares of the registrant’s Class A common shares, par value $0.001 per share, outstanding.

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

☒Yes ☐ No

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

Please note in this annual report, references to “we,” “us,” “our,” and “the Company,” all refer to Paragon Shipping Inc. and its subsidiaries, unless otherwise stated or the context otherwise requires. References to our "Managers" refer to Allseas Marine S.A., or Allseas, and Seacommercial Shipping Services S.A., or Seacommercial, companies controlled by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, which were responsible for the commercial and technical management functions for our operations.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Consolidated Financial Data

The following table sets forth our selected consolidated financial data and other operating data, which are stated in U.S. dollars, other than share data, as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016. The selected data is derived from our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Our audited consolidated statements of operations, shareholders’ equity / (deficit) and cash flows for the years ended December 31, 2014, 2015 and 2016, and the consolidated balance sheets at December 31, 2015 and 2016, together with the notes thereto, are included elsewhere in this annual report. The following data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” the consolidated financial statements, related notes and other financial information included elsewhere in this annual report.

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

STATEMENT OF COMPREHENSIVE LOSS DATA
(Expressed in United States Dollars, except for share data)	2012	2013	2014	2015	2016
Net revenue	$50,300,679	$56,256,756	$54,763,678	$33,715,955	$1,980,934
Operating income / (loss)	2,293,932	(2,954,345)	(33,831,017)	(264,662,870)	(18,949,052)
Net income / (loss)	(17,557,125)	(16,953,032)	(51,796,181)	(268,707,322)	23,786,352
Comprehensive income / (loss)	(18,184,229)	(16,585,739)	(51,687,356)	(268,556,336)	23,786,352
Earnings / (loss) per Class A common share, basic	$(107.92)	$(49.78)	$(82.84)	$(409.93)	$5.41
Earnings / (loss) per Class A common share, diluted	$(107.92)	$(49.78)	$(82.84)	$(409.93)	$2.03
Weighted average number of Class A common shares, basic	158,840	332,609	613,844	644,260	4,392,688
Weighted average number of Class A common shares, diluted	158,840	332,609	613,844	644,260	11,718,695
Dividends declared per Class A common share	$—	$—	$—	$—	$—

OTHER FINANCIAL DATA	Year ended December 31,
(Expressed in United States Dollars)	2012	2013	2014	2015	2016
Net cash from / (used in) operating activities	$13,376,809	$4,563,696	$(6,181,843)	$(7,262,133)	$(1,900,505)
Net cash from / (used in) investing activities	$(15,702,244)	$(6,441,495)	$(104,546,565)	$23,087,022	$14,615,055
Net cash from / (used in) financing activities	$5,438,803	$15,502,871	$86,456,958	$(22,855,396)	$(12,383,250)

BALANCE SHEET DATA	As of December 31,
(Expressed in United States Dollars)	2012	2013	2014	2015	2016
Total current assets	$31,333,204	$44,220,084	$26,688,017	$22,203,738	$504,455
Total assets	$417,378,873	$417,248,859	$456,604,166	$107,240,711	$715,949
Total current liabilities	$21,857,537	$23,215,019	$27,760,258	$152,428,834	$19,300,412
Long-term debt	$178,633,246	$161,000,947	$206,425,996	$-	$-
Total liabilities	$201,858,360	$184,598,082	$234,203,623	$152,428,834	$19,300,412
Capital stock	$289	$465	$653	$665	$10,821
Total shareholders’ equity / (deficit) / net assets	$215,520,513	$232,650,777	$222,400,543	$(45,188,123)	$(18,584,463)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Factors that influence demand for vessel capacity include:

•	supply of and demand for energy resources, commodities and drybulk cargoes;

•	changes in the exploration or production of energy resources commodities, and drybulk cargoes;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities and drybulk cargoes;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather

The factors that could influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, namely those that are laid-up, dry-docked, awaiting repairs or otherwise not available for hire

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

We anticipate that the future demand for any drybulk carriers we may acquire in the future will be dependent upon economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargoes to be transported by sea. Given the large number of new drybulk carriers currently on order with the shipyards, the capacity of the global drybulk carrier fleet seems likely to increase and there can be no assurance that economic growth will resume or continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The downturn in the drybulk carrier charter market has had and may continue to have an adverse effect on our revenues, earnings and profitability, and may adversely affect our ability to comply with debt covenants contained in loan agreements we may enter in the future.

The downturn in the drybulk charter market, from which we derived our revenues, has severely affected the entire drybulk shipping industry and our business. The Baltic Dry Index, or the BDI, an index published by the Baltic Exchange Limited of shipping rates for key drybulk routes, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since that time. During 2014, the BDI remained volatile, ranging from a high of 2,113 to a low of 723. In 2015, the BDI fluctuated in a range between 471 and 1,222. During the first four months of 2016, the BDI has remained volatile, ranging from a low of 290 (which is the lowest point ever recorded on February 10, 2016) and has since increased to 1,196 as of March 17, 2017.

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

The decline and volatility in charter rates in the drybulk market also affects the value of the drybulk vessels, which follows the trends of drybulk charter rates, and consequently may affect our cash flows, liquidity and ability to comply with the financial and security coverage ratio covenants that we expect will be contained in any debt agreements we may enter into in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels and how much the market could decline. If charter rates and vessel values in the drybulk market decline further or remain at low levels for any significant period in 2017, this will have an adverse effect on our business.

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

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. Over the past five years, credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity. While credit conditions are improving, global financial markets and economic conditions have been, and continue to be, disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at lower levels compared to the period preceding 2008. As of December 31, 2016, we had total outstanding indebtedness of $16.6 million, which include the indenture governing our 8.375% Senior Notes due 2021, or our Notes.

Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP is estimated to have decreased to approximately 6.7% for the year ended December 31, 2016, down from a growth rate of 6.9% in 2015, and continues to remain below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our ability to revive shipping operations would be impeded by a continuing or worsening economic downturn in any of these countries.

The inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. An extended period of adverse development in the outlook for European countries could reduce the overall demand for dry bulk cargoes and consequently for our services. In addition, as a result of the ongoing economic crisis in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees, which may adversely affect our operations and those of our Managers located in Greece.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing or refinance our existing indebtedness on acceptable terms which may hinder or prevent us from expanding our business.

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

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, or that we will be able to refinance our existing indebtedness, on acceptable terms or at all. If additional financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to revive our shipping operations, complete potential vessel acquisitions or otherwise take advantage of business opportunities as they arise.

A decrease in the level of China’s export of goods or an increase in trade protectionism could have a material adverse impact on our prospective charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China exports considerably more goods than it imports. Vessels we may acquire in the future may be deployed on routes involving trade in and out of emerging markets, and our charterers’ shipping and business revenue may be derived from the shipment of goods from the Asia Pacific region to various overseas export markets including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could have a material adverse effect on the growth rate of China’s exports and on prospective charterers’ business. For instance, the government of China has recently implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for drybulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

Our future operations may expose us to the risk that increased trade protectionism may adversely affect our ability to expand our business. If the global economic recovery is undermined by downside risks and the recent economic downturn is prolonged, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our prospective charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition.

World events could adversely affect our results of operations and financial condition.

Terrorist attacks and the threat of future terrorist attacks around the world may cause uncertainty in the world’s financial markets and may affect our ability to revive shipping operations, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the MT Limburg, a vessel unaffiliated with us, in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ any vessels we may acquire in the future profitably, which may have a material adverse effect on our business, prospects, financial conditions, liquidity and results of operations.

The international shipping market is highly competitive, capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we have. Competition for the transportation of drybulk cargo is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have, could enter the drybulk shipping industry and operate larger fleets than we may operate in the future through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we may be able to offer. If this were to occur, we may be unable to attract new or former charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business in the future.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, off the coast of West Africa and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide continues to decline, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks occur in regions in which vessels we may acquire in the future are deployed being characterized as “war risk” zones by insurers, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against vessels we may acquire in the future, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

If vessels we may acquire in the future call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, our reputation and the market for our common shares could be adversely affected.

From time to time on our prospective charterers’ instructions, vessels we may acquire in the future may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action," or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, which we refer to as Implementation Day, the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, prospective charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or vessels we may acquire in the future, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our Class A common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

An over-supply of drybulk carrier capacity may lead to a further reduction in charter rates, which may limit our ability to revive shipping operations.

The market supply of drybulk carriers has been increasing in large part as a result of the delivery of numerous newbuilding orders over the last few years, and the number of drybulk carriers on order still remains significant. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2015. As of end of March 2017, the orderbook of new drybulk vessels scheduled to be delivered represented approximately 9% of the world drybulk fleet at that time, with most vessels on the orderbook expected to be delivered during the next two years.

An over-supply of drybulk carrier capacity, particularly in conjunction with the currently reduced level of demand for drybulk shipping, may result in a further reduction of charter hire rates or prolong the period during which low charter hire rates prevail. If the current low charter rate environment persists or worsens and the drybulk global fleet capacity increases due to the delivery of newbuildings or further redeployment of previously idle vessels, we may not be able to revive our shipping operations.

Vessel values may fluctuate substantially, which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of vessels we may acquire or increase the cost of acquiring vessels at attractive prices for use in future operations.

Vessel values may fluctuate due to a number of different factors, including:

•	general economic and market conditions affecting the shipping industry; competition from other shipping companies;

•	the types and sizes of available vessels;

•	the availability of other modes of transportation;

•	increases in the supply of vessel capacity; the cost of newbuildings;

•	governmental or other regulations;

•	prevailing freight rates, which are the rates paid to the vessel owner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount; and the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment, or otherwise

In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the shipping market, if for any reason we sell any vessels we may acquire at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected.

During 2015 and 2016, we were unable to continue servicing our debt. The loan agreements we had were secured by mortgages on our previously-owned vessels. The market value of vessels is sensitive to, among other things, changes in the shipping markets, with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the shipping market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected vessel values. The continuation of these conditions resulted in a significant decline in the fair market value of our vessels, which resulted in our failure to continue servicing our debt. As a result, we entered into settlement agreements with certain of our secured lenders for the full and final satisfaction of all amounts outstanding under the relevant loan agreements in exchange for the net sale proceeds of the mortgaged vessels.

Conversely, if vessel values are elevated at a time when we wish to acquire new vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

Charter rates are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we can pay dividends, if any, in the future.

Vessels we may acquire in the future operate in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements, renew existing agreements during a time when charter rates are weaker or operate our vessels on the spot market, which could affect the amount of dividends, if any, that we may pay to our shareholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns during these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality has not materially affected our operating results, it could materially affect our operating results and cash available for distribution to our shareholders as dividends, if any, in the future.

Rising fuel, or bunker prices, may adversely affect profits.

While we generally will not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation for any vessels we may acquire in the future. Fuel is also a significant, if not the largest, expense in shipping operations when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

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

Compliance with the above requirements may result in significant expense. If any vessel we may acquire in the future will not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

If we acquire vessels, we will become subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations relating to vessels we may acquire in the future could subject us to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which vessels we may acquire in the future will operate or will be registered, which may significantly affect the ownership and operation of such vessels. These regulations include, but are not limited to European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1990, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002 (the MTSA). Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of any vessels we may acquire in the future. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.

These costs could have a material adverse effect on our future business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We may be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although insurance covers certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that will not have a material adverse effect on our business, results of operations, cash flows and financial condition.

Risks associated with operating ocean-going vessels in the future could affect our business and reputation, which could adversely affect our revenues and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	piracy.

These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If vessels we may acquire in the future suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance may not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our prospective vessels may be forced to travel to a dry-docking facility that is not conveniently located to our prospective vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings. The involvement of any vessels we may acquire in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.

If we acquire vessels, we will be subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in our prospective vessels being denied access to, or detained in, certain ports.

If we acquire any vessels, the operation of such vessels will be affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports. Each of the vessels that was delivered to us was ISM Code-certified. However, if we are subject to increased liability for non-compliance or if our insurance coverage is adversely impacted as a result of non-compliance, it may negatively affect our ability to pay dividends, if any, in the future. If any of the vessels we may acquire in the future will be denied access to, or will be detained in, certain ports, our revenues may be adversely impacted.

In addition, vessel classification societies also impose significant safety and other requirements on the vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on any vessels we may acquire in the future to keep them in compliance.

The operation of vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We have been, and will be, required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to vessel operations we may commence in the future.

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

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our prospective customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

The operation of drybulk carriers has certain unique operational risks, which could adversely affect our earnings and cash flow.

The operation of drybulk carriers has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. If we are unable to adequately maintain vessels we may acquire in the future we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends, if any, in the future. In addition, the loss of any of the vessels we may acquire in the future could harm our reputation as a safe and reliable vessel owner and operator.

If we acquire vessels, maritime claimants could arrest one or more of such vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. For example, in November 2012, one of our former vessels was arrested due to a prior sub-charterer’s unsettled bunkering expenses. The respective vessel was detained for approximately 19 days and was released in December 2012, after the issuance of a letter of guarantee from Allseas and continued its employment. The arrest or attachment of one or more of vessels we may acquire in the future could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel of the fleet for claims relating to another fleet vessel.

If we acquire vessels, governments could requisition such vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of any vessels we may acquire in the future for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more vessels, the amount and timing of payment would be uncertain. Government requisition of one or more vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends, if any, to our shareholders.

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

We may conduct business in China, where the legal system has inherent uncertainties that could limit the legal protections available to us.

Any charters that we may enter into in the future may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect vessels chartered to Chinese customers as well as vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.

Company Specific Risk Factors

We are not in compliance with the covenants related to the Notes and are currently in default under our obligations to the holders of our Notes. Our resumption of our vessel operation in the future is dependent upon our ability to convert the outstanding Notes to our Class A common shares.

We are in default under our obligations to the holders of the Notes for accrued unpaid interest of approximately $1.5 million. In addition, our Notes require us to satisfy certain covenants that we are not in compliance with. Specifically, we are not in compliance with covenants related to (i) net borrowings to total assets and (ii) minimum net worth. We have experienced net losses and have a shareholders’ deficit, which have affected, and which are expected to continue to affect, our ability to satisfy our obligations under the Notes. We have also been unable to generate positive cash flows from operating activities. For the years ended December 31, 2015 and 2016, our net cash used in operating activities was approximately $7.3 million and $1.9 million, respectively. As of December 31, 2016, our cash and cash equivalents were $0.3 million and current liabilities amounted to approximately $19.3 million, including approximately $16.6 million related to our Notes. Our current financial situation is such that it does not allow us to make interest payments on our Notes.

As a result of the foregoing breaches, our Notes are subject to acceleration. If the amounts outstanding under our Notes are accelerated, it will be very difficult in the current financing environment for us to refinance our Notes or obtain additional financing to pay off the Notes.

Our continued operation is dependent upon our ability to convert the outstanding Notes to our Class A common shares through the exchange agreements or exchange offers, which we entered into during 2016 and we may also enter into during 2017. We cannot assure you that we will successfully exchange all the outstanding Notes to our Class A common shares, in which event, our Notes will be subject to acceleration.

The substantial and continuing losses and our working capital deficit incurred in the past few years may cause us to be unable to pursue all of our operational objectives if sufficient financing and/or the exchange of Notes to our Class A common shares is not realized. This raises doubt as to our ability to continue as a going concern.

In 2016, our net cash used in operating activities was approximately $1.9 million and, as of December 31, 2016, we had a working capital deficit of approximately $18.8 million.

Although we have previously been able to attract financing as needed, such financing may not continue to be available at all, or if available, on reasonable terms as required. Further, the terms of such financing may be dilutive to existing shareholders or otherwise on terms not favorable to us or existing shareholders. If we are unable to secure additional financing, as circumstances require or do not successfully exchange the Notes to our Class A common shares, we may be required to change our operations or ultimately may not be able to continue our operations. As a result of our historical net losses and cash flow deficits, and net capital deficiency, these conditions raise substantial doubt as to our ability to continue as a going concern.

We may not be able to generate sufficient cash flow to meet our obligations due to events beyond our control.

In February 2017, we did not make interest payments with regards to our Notes. We do not expect that cash on hand and cash expected to be generated from operations will be sufficient to reinstate interest payments on our Notes.

Our ability to make scheduled payments on our outstanding indebtedness will depend on our ability to generate cash from operations in the future. We have not conducted any vessel operations since May 2016 and effective December 1, 2016, our only source of revenue is from fees we earn from the commercial services we provide to a ship-owning company affiliate with Mr. Michael Bodouroglou. Unless we acquire other vessels, we will not be able to generate any new revenue. We cannot assure you that we will be able to successfully identify and acquire any vessels to allow us to meet our obligations, or at all. Also, our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the drybulk shipping industry or the economy generally.

Furthermore, our financial and operating performance, and our ability to service our indebtedness, is also dependent on our subsidiaries' ability to make distributions to us, whether in the form of dividends, loans or otherwise. The timing and amount of such distributions will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in various debt agreements we may enter into in the future, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

At any time that our operating cash flows are insufficient to service our indebtedness and to fund our other liquidity needs, we may be forced to take actions, such as reducing or delaying capital expenditures, selling any assets we may own, restructuring or refinancing our indebtedness, seeking additional capital, or any combination of the foregoing. We cannot assure you that any of these actions could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. Also, the terms of any future debt agreements may restrict us from pursuing any of these actions.

We have not conducted vessel operations since May 2016.

We sold all of our vessels to certain unrelated parties and an entity controlled by Mr. Michael Bodouroglou during 2015 and the first five months of 2016 in order to settle indebtedness with our bank lenders and for the purpose of improving our liquidity.

As of December 31, 2015, we did not take delivery of the Ultramax newbuilding drybulk carrier with Hull number DY4050 from Yangzhou Dayang Shipbuilding Co. Ltd., or Dayang, that was scheduled to be delivered in the fourth quarter of 2015. Furthermore, we sent to Dayang notices for the cancellation of the Ultramax newbuilding drybulk carrier with Hull number DY4052 that was scheduled to be delivered at the end of December 2015. Dayang rejected such cancellation notices and related arbitration proceedings commenced in London thereafter. In May 2016, we received notice from Dayang to take delivery of Hull number DY4050. On May 24, 2016, Dayang sent a default notice for Hull number DY4050 to us and Dayang commenced arbitration proceedings. We lacked the resources to undertake potential liabilities and litigation risks and costs associated with the delivery of the Ultramax newbuilding vessels and on June 6, 2016, we entered into an agreement with Allseas, pursuant to which Allseas agreed to write-off approximately $2.0 million in amounts due from us, waived fees for certain services it provided to us and assumed all contractual obligations under the shipbuilding contracts with Dayang in relation to the construction of the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052 in return for 550,000 of our Class A common shares.

As of December 31, 2015, we had agreed with Jiangsu Yangzijiang Shipbuilding Co., or Yangzijiang, to extend the deliveries of the three Kamsarmax newbuilding drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142), to the third and fourth quarter of 2016, subject to certain conditions, at no extra cost to us. In October 2016, we received a cancellation notice from Yangzijiang. The prevailing market conditions, coupled with our financial condition, did not allow us to take delivery of the Kamsarmax newbuilding drybulk carrier with Hull number YZJ2013-1144 by September 30, 2016, the latest date to complete such vessel acquisition. Following the failure to take delivery of the Kamsarmax newbuilding drybulk carrier with Hull number YZJ2013-1144, Yangzijiang cancelled the contracts for all three Kamsarmax newbuilding drybulk carriers, pursuant to the terms of the ship-building contracts.

Unless we acquire other vessels, we will not be able to generate any new revenue from vessel operations. We cannot assure you that we will be able to successfully identify and acquire any vessels in the future.

Following the sale of our vessels, we began operations as a commercial management services provider in December 2016. Our operations will heavily rely on our commercial services agreement with Milia Shipping Co.

Following the sale of all of our vessels in 2016, on December 1, 2016, we entered into a commercial services agreement with Milia Shipping Co. (“Milia”), incorporated in Liberia in September 2012, which is the owner of the Liberian flag drybulk vessel M/V Mykonos Seas, and is beneficially owned by Mr. Michael Bodouroglou. Pursuant to the terms of our agreement, we provide Milia with chartering services and in turn receive chartering and sale & purchase commissions.

While we have extensive experience in vessel operations, we face competition from more experienced commercial services providers as we have only recently commenced such operations. This new venture may involve significant risks and uncertainties, including our inability to obtain loan and credit facilities to finance operations to obtain additional customers. There can be no guarantee that we will be successful in obtaining additional customers.

We rely heavily on one customer, a related party, for our sales revenue and such reliance would have a negative impact on our operations.

Effective December 1, 2016, our only source of revenue is the fees from the commercial services we provide to Milia, a company affiliated with our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. The loss of this revenue will negatively impact our ability to conduct operations in the future.

We have engaged, and continue to engage, in related party transactions, particularly between our company and the entities controlled by Mr. Michael Bodouroglou. Related party transactions present conflicts of interest that may harm our business as a result of competing interests that may impair investor confidence and thus negatively impact our operations. These related party transactions may also cause us to become materially dependent on these affiliate companies, and thus if we are unable to maintain our contractual relationship with Milia, the loss of this relationship could have adverse consequences on our business.

Conflicts of interest inherent in related party transactions may also adversely affect our business. Such conflicts of interest may also arise between us and our shareholders on the one hand, and between our affiliated companies and our Managers on the other hand. As a result of these existing conflicts, our interests and those of our shareholders may be disfavored at the expense of the interests of related parties, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may need to enter into loan and credit facilities in connection with any vessels we may acquire in the future, and such loan and credit facilities will be expected to contain financial and other covenants. If we are not able to comply with such covenants, our lenders may declare an event of default and accelerate our outstanding indebtedness, which would impact our ability to continue to conduct our business.

We may need to enter into loan and credit facilities, which will likely be secured by mortgages on any vessels we may acquire in the future. Typically, such agreements require us to maintain specified financial ratios mainly to ensure that the market value of the mortgaged vessels under the applicable credit facility, as determined in accordance with the terms of that agreement, does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as a security cover ratio, and to satisfy certain other financial covenants. In general, these other financial covenants may require us to maintain (i) minimum liquidity; (ii) a maximum leverage ratio; (iii) a minimum interest coverage ratio; (iv) a minimum market adjusted net worth; (v) a minimum debt service coverage ratio; (vi) a minimum equity ratio; and (vii) a minimum working capital.

A violation of the security cover ratio, unless cured as set forth under the applicable loan or credit facility, or a violation of any of the financial covenants contained in any such debt agreement, would constitute an event of default, which, unless waived or modified by our lenders, we expect will provide such lender with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with loan covenants, sell vessels in our fleet and accelerate our indebtedness and foreclose their liens on our vessels, or may cause us to reclassify our indebtedness as current liabilities, which would impair our ability to continue to conduct our business. Previously, as a result of intense fluctuations in the drybulk charter market and the related fluctuation in vessel values, we were not in compliance with certain financial and security cover ratio covenants contained in certain of our loan and credit facilities in the past, and as such, we ultimately entered into agreements with our lenders, whereby we agreed to sell off our vessels to unaffiliated third parties, and the proceeds from such sales would constitute full and final settlement of our outstanding indebtedness to such lenders.

If we identify and acquire any vessels in the future, we may need to enter into loan and credit facilities and such debt agreements will be expected to contain restrictive covenants that may limit our liquidity and corporate activities.

We may need to enter into loan and credit facilities, which will be secured by mortgages on vessels we may acquire in the future. Typically, such agreements, together with our outstanding Notes, impose operating and financial restrictions on us. These restrictions may limit our ability to:

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

Therefore, our discretion is limited because we may need to obtain consent from our prospective lenders in order to engage in certain corporate actions and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. In addition, future debt agreements may contain restrictions and impose maximum limits on the per share dividend that we may pay per annum and require that we maintain certain minimum liquidity following the payment of any dividends. Our prospective lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain a lenders’ consent when needed. In addition to the above restrictions, our prospective lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on outstanding indebtedness. These potential restrictions and requirements may further limit our ability to pay dividends, if any, in the future to you, finance our future operations, make acquisitions or pursue business opportunities.

Our ability to comply with covenants and restrictions contained in any debt agreements may be affected by economic, financial and industry conditions and other factors beyond our control. Any default under such debt agreements that is not waived or amended by the required lenders could prevent us from paying dividends in the future. If we are unable to repay indebtedness, the lenders under such loan and credit facilities could proceed against the collateral securing that indebtedness. In such case, we may be unable to repay the amounts due under such loan and credit facilities. This could have serious consequences for our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, the rates we may earn under our charters, our ability to obtain charters, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment or debt instrument may contain similar or more restrictive covenants.

Our earnings will be adversely affected if we are not able to successfully identify and acquire new vessels or employ any future vessels at low charter rates.

If we successfully identify and acquire any vessels in the future, we intend to primarily employ such vessels in the spot charter market, on short-term time charters or on voyage charters, ranging from 10 days to three months. However, depending on the time charter market, we may decide from time to time to employ vessels on medium to long-term time charters. In the past, charter rates for vessels have declined below operating costs of vessels. If vessels become available for employment in the spot market or under new time charters during periods when charter rates are at depressed levels, we may have to employ such vessels at depressed charter rates, if we are able to secure employment for those vessels at all, which would lead to reduced or volatile earnings. Future charter rates may not be at a level that will enable us to operate any vessels we may acquire in the future profitably to allow us to repay our debt and meet our other obligations.

We may not be able to raise equity and debt financing sufficient to meet our capital and operating needs and to comply with the covenants that we expect will be contained in our debt agreements, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We cannot assure you that the net proceeds from any future equity offering or debt financing would be sufficient to satisfy our capital and operating needs and enable us to comply with various debt covenants that we expect will be contained in future debt agreements. In such case, we may not be able to raise additional equity capital or obtain additional debt financing or refinance our existing indebtedness, if necessary. If we are not able to comply with the covenants that we expect will be contained in future debt agreements and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell any vessels we may own and our ability to continue to conduct our business would be impaired.

We previously depended upon a few charterers for a significant part of our revenues and we may continue to depend on a few charterers if we acquire new vessels in the future. The failure of one or more of these charterers to meet their obligations under future time charter agreements could cause us to suffer losses or otherwise adversely affect our business and ability to comply with covenants that we expect will be contained in our debt agreements.

We derived a significant part of our charter hire from a small number of customers. We may continue to depend on a few charterers with any vessels we may acquire in the future. If one or more of these charterers is unable to perform under one or more charters with us, or if a charterer exercises certain rights it may have to terminate the charter before its scheduled termination date, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

The ability and willingness of each of our prospective charterers to perform its obligations under a time charter agreement with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry, the overall financial condition of the charterer, the loss of the relevant vessel, prolonged off-hire periods or the seizure of the relevant vessel for more than a specified number of days. In addition, charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities, such as iron ore, coal, grain, and other minor bulks. Moreover, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters, and our prospective customers may fail to pay charter hire or attempt to renegotiate charter rates.

If our prospective charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants that we expect will be contained in any future debt agreements, which may require the maintenance of minimum charter rate levels and consider the termination of a charter to be an event of default. For further discussion of our charterers, please see “Item 4. Information on the Company—B. Business Overview—Our Customers.”

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the drybulk shipping industry become significantly lower than the time charter equivalent rates that some of the charterers are obligated to pay us under any prospective charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If charterers fail to pay their obligations, we would have to attempt to recharter any vessels we may own at lower charter rates, which would affect our ability to operate such vessels profitably and may affect our ability to comply with covenants that we expect will be contained in any future debt agreements.

We may be subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We may enter into in the future, among other things, charter parties, credit facilities with banks and interest rate swap agreements. Such agreements also would subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for specific types of drybulk carriers, the supply and demand for commodities such as iron ore, coal, grain, and other minor bulks, and various expenses. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may have difficulty properly managing our planned growth through acquisitions of new vessels.

Subject to market conditions, we may make selective acquisitions of secondhand or newbuilding vessels. Our future growth will primarily depend on our ability to locate and acquire suitable vessels, enlarge our customer base, operate and supervise newbuilding vessels we may order, obtain required debt or equity financing on acceptable terms and manage our liabilities.

A delay in the delivery to us of any such vessel we contract to acquire or the failure of the seller or shipyard to deliver a vessel to us at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

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

In addition, we may seek to terminate a newbuilding contract due to market conditions, financing limitations, significant delay in the delivery of the vessels or other reasons. If for any reason we fail to take delivery of any newbuilding vessels, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction and we may incur default damages and other incidental costs and expenses.

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

As a result of the market conditions in the international shipping industry, our Board of Directors, beginning with the first quarter of 2011, has suspended payment of our common share quarterly dividend. Our dividend policy is assessed by the Board of Directors from time to time. The suspension allows us to retain cash and increase our liquidity so we are in a better position to capitalize on investment opportunities during the weakened market conditions. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, including restrictions on our ability to pay dividends under the terms that we expect will be contained in future loan and credit facilities, may limit our ability to pay dividends.

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

Furthermore, we may not be permitted to pay dividends if we are in breach of covenants that we expect will be contained in any future debt agreements. We expect that the terms of our debt agreements will contain a number of financial covenants and general covenants that will require us to, among other things, maintain security cover ratios, minimum cash balances and insurance including, but not limited to, hull and machinery insurance in an amount at least equal to the fair market value of the vessels financed, as determined by third party valuations. We expect that we may not be permitted to pay dividends in any amount under the terms of our expected debt agreements if we are in default of any of such covenants or if we do not meet specified debt coverage ratios and minimum charter rate levels.

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

As of December 31, 2015, we had outstanding indebtedness of $144.7 million, which during 2016, was substantially eliminated through the sale of our remaining vessels. We expect to incur additional indebtedness in order to fund any future vessel acquisitions. This level of debt could have significant adverse consequences to our business and future prospects, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms or at all;

•	we may need to use a substantial portion of our cash from operations to make principal and interest payments on future debt, reducing the funds that would otherwise be available for operations, future business opportunities and future dividend payments to shareholders, if any;

•	we could become more vulnerable to general adverse economic and industry conditions, including increases in interest rates, particularly given our substantial indebtedness, some of which bears interest at variable rates;

•	we may not be able to meet financial ratios included in any future debt agreements due to market conditions or other events beyond our control, which could result in a default under these agreements and trigger cross-default provisions in other debt agreements;

•	our future debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our future debt level may limit our flexibility in responding to changing business and economic conditions.

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

We may have difficulty effectively managing our future growth.

As of the date of this annual report, we have no vessels. As a result, our Managers have decreased the number of staff significantly. As we acquire new vessels, this will require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for any vessels we may acquire in the future.

Our future growth will primarily depend on our ability to:

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	integrating any acquired vessels successfully with our existing operations;

•	enhance our customer base;

•	manage our expansion;

•	obtain required financing on acceptable terms; and

•	manage our liabilities.

We may not be successful in executing our growth plans and we may incur significant expenses and losses in connection with our future growth. If we are not able to successfully grow the size of our company, our financial condition and results of operations may be adversely affected.

The potential acquisition of new vessels may impose significant additional responsibilities on our management and the management and staff of Allseas and Seacommercial. The acquisition of new vessels may necessitate that we, Allseas and Seacommercial, increase the number of personnel employed. The Managers may have to increase their customer base to provide continued employment of prospective fleet, and such costs will be passed on to us by the Managers.

We were dependent on Allseas and Seacommercial for the commercial and technical management of our fleet, and are dependent on Allseas to provide us with our executive officers, and the failure of either of our Managers to satisfactorily perform their services may adversely affect our business.

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

In addition, as we may subcontract the commercial and technical management of any vessels we may acquire in the future, including crewing, maintenance and repair, to Allseas and Seacommercial, the loss of either of the Managers services or their failure to perform their obligations to us could materially and adversely affect the results of our operations. Although we may have rights against the Managers if they default on their obligations to us, you will have no recourse directly against either of the Managers. Further, any future loan and credit facilities may require the approval from the lenders to change the commercial and technical manager.

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

Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, is the beneficial owner of all of the issued and outstanding capital stock of Allseas, Seacommercial and Crewcare Inc., or Crewcare, our former manning agent, and our Chief Operating Officer, Mr. George Skrimizeas, is the President and director of Allseas and Seacommercial. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and the Managers, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of any vessels we may acquire in the future versus other vessels managed by the Managers or other companies affiliated with the Managers and Mr. Bodouroglou. To the extent that entities affiliated with Mr. Bodouroglou, other than us, or the Managers own or operate vessels that may compete for employment or management services in the future, the Managers may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Bodouroglou and members of his family may receive greater economic benefits. Mr. Bodouroglou granted to us a right of first refusal over future vessels that he or entities affiliated with him may seek to acquire in the future. However, we may not exercise our right to acquire all or any of these vessels in the future, and such vessels may compete with our prospective fleet.

In addition, the Managers currently provide management services to other vessels, owned by other companies. We have entered into an agreement with Box Ships and Mr. Michael Bodouroglou that provides that so long as (i) Mr. Bodouroglou is a director or executive officer of both our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent and we will not, directly or indirectly, acquire or charter any containership without the prior written consent of Box Ships. To the extent that we believe it is in our interest to grant such consent and Box Ships acquires drybulk vessels, such vessels may compete with our prospective fleet. The Managers are not parties to the non-competition agreement described above and, under the terms of the agreement, may provide vessel management services to drybulk vessels other than the drybulk vessels we may acquire in the future. These conflicts of interest may have an adverse effect on our results of operations.

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

Although we have entered into a non-competition agreement with Box Ships and Mr. Michael Bodouroglou, as a result of the conflicts discussed above, the Managers may favor their own interests, the interests of Box Ships and the interests of its affiliates, and our executive officers may favor the interests of the Managers, Box Ships and its affiliates, over our interests and those of our shareholders, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

If we acquire secondhand vessels in the future, their operation may result in increased operating costs and reduced fleet utilization.

While we have the right to inspect previously owned vessels prior to our purchase of them and we intend to inspect all secondhand vessels that we may acquire in the future, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. A secondhand vessel may have conditions or defects that we were not aware of when we bought the vessel and which may require us to incur costly repairs to the vessel. These repairs may require us to put a vessel into dry-dock which would reduce our fleet utilization. Furthermore, we usually do not receive the benefit of warranties on secondhand vessels.

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

We may not have adequate insurance to compensate us if we lose any vessels we may acquire in the future or to compensate third parties.

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

If we acquire any vessels, we will be insured against tort claims and some contractual claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity associations or clubs, or P&I Associations. As a result of such membership, the P&I Associations will provide us coverage for such tort and contractual claims. We will also carry hull and machinery insurance and war risk insurance for our prospective fleet. We will insure future vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. We will also maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid.

In addition, we may not be able to obtain adequate insurance coverage for our prospective fleet in the future or renew our insurance policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. Furthermore, our insurance policies may not cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends in amounts anticipated or at all.

The aging of fleet may result in increased operating costs or loss of hire in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As vessels age, market conditions may not justify those expenditures or enable profitable operations during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. Therefore, as vessels approach and exceed 18 years of age, we might not be able to operate any such older vessels we may acquire in the future profitably during the remainder of their useful lives.

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

As a foreign corporation to the United States, our operating income generally is taxable in the United States if it is effectively connected with the conduct of a trade or business in the United States. In order to be effectively connected with the conduct of a trade or business in the United States, operating income must be from sources within the United States. The income we derive from providing management services is not derived from sources within the United States. Our management services are provided to companies operating outside the United States and consist of services performed outside the United States. Accordingly, we do not believe that we would be taxable in the United States on our general operating income.

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

We and each of our subsidiaries believe that, while we earned shipping income, we qualified for the exemption under Section 883 and we took this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on any U.S. source shipping income that we may earn in the future. For example, we would no longer qualify for exemption under Section 883 for a particular taxable year if shareholders resident in certain jurisdictions with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances with regard to our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries have shipping income in 2017 or future years and are not entitled to the tax exemption under Section 883 for any taxable year, then under Section 887 of the Code we or our subsidiaries would be subject during those years to a 4% U.S. federal income tax on our shipping income that is treated as from sources within the U.S. (without allowance for deduction). The imposition of this tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

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

Based on our prior method of shipping operations, we do not believe that we will be a PFIC with respect to any taxable year as a result of any shipping income that we may earn. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, “passive income.”

There is, however, no direct legal authority under the PFIC rules addressing our method of operation in activities that might generate shipping income. We believe there is substantial legal authority supporting our position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature of our shipping operations.

Due to the curtailment of our shipping services, there is also a possibility that we would be viewed as a PFIC because more than half, by value, of our assets are passive assets or because more than 75% of our income is income generated by passive assets. As of December 2016, approximately 46% of our assets consisted of cash, which the IRS treats as a passive asset even if it is used as working capital. If more than 50% of the average value of our assets during 2017 consisted of cash or other passive assets, we would be treated as a PFIC for 2017. We would also be treated as a PFIC for 2017 if the income from our commercial services agreements or other non-passive activities did not amount to more than 25% of our total income. We do not expect the character of our assets or income to make us a PFIC for 2017 but we can give no assurances that that will be the case.

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

We are a holding company and our subsidiaries, which are wholly-owned by us, conduct all of our operations and owned all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments, if any, in the future depends on our subsidiaries and their ability to distribute funds to us. We do not intend to obtain funds from other sources to pay dividends, if any, in the future.

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

Risks Relating to Our Common Shares

The continued downturn in the drybulk carrier charter market has had and the suspension of our vessel operations will have a significant adverse impact on the market price of our common shares.

The continued downturn in the drybulk carrier charter market has caused the price of our common shares to decline significantly since 2008. We do not have any vessel operation and we will not generate any new revenue until we charter any vessels we may acquire in the future, which may have significant impact on the trading price of our common shares.

The market price of our common shares has fluctuated widely and may continue to fluctuate in the future.

The market price of our common shares has fluctuated widely since we became a public company in August 2007 and may continue to do so as a result of many factors, including whether we can successfully charter any vessels we may acquire in the future, our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk sector, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk sector, changes in general economic or market conditions and broad market fluctuations.

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

In addition, in order to incentivize Allseas’ continued services to us, we have entered into a tripartite agreement with Allseas and Loretto, a wholly-owned subsidiary of Allseas, pursuant to which in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to our equity incentive plan, we have agreed to issue, at no cost to Loretto, additional common shares to Loretto in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In June 2016, we lacked the resources to undertake potential liabilities and litigation risks and costs associated with the delivery of the Ultramax newbuilding vessels from Dayang and on June 6, 2016,we entered into an agreement with Allseas, pursuant to which Allseas agreed to write-off approximately $2.0 million in amounts due from us, waived fees for certain services it provided to us and assumed all contractual obligations under the shipbuilding contracts with Dayang in relation to the construction of the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052 in return for 550,000 of our Class A common shares, issued to Loretto. As of the date of this annual report, we had issued a total of 562,557 of our common shares to Loretto.

Furthermore, our shareholders may incur additional dilution from any future equity offerings and upon the issuance of additional shares or upon the issuance of additional restricted common shares pursuant to our equity incentive plan or upon the issuance of common shares pursuant to our existing exchange and securities purchase agreements and any additional agreements we may enter into in the future with unrelated third parties.

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

The price of our Class A common shares may be volatile as a result of factors that are beyond our control and if the price of our Class A common shares fluctuate, you could lose a significant part of your investment.

Previously, our Class A common shares traded on the NASDAQ markets. In June 2016, our Class A common shares stopped trading on NASDAQ and commenced trading in the OTC Markets. We cannot assure you that an active or liquid public market for our Class A common shares will continue. In recent years, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market worsens, it could have an adverse effect on the market price of our Class A common shares and impact a potential sale price if holders of our Class A common shares decide to sell their shares.

The market price of our Class A common shares may be influenced by many factors, many of which are beyond our control, including those described above and the following:

•	the failure of securities analysts to publish research about us, or analysts making changes in their financial estimates;

•	fluctuations in the seaborne transportation industry, including fluctuations in the drybulk shipping market;

•	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;

•	actual or anticipated fluctuations in annual results;

•	economic and regulatory trends;

•	general market conditions;

•	terrorist acts;

•	future sales of our Class A common shares or other securities; and

•	investors' perception of us and the drybulk shipping industry.

As a result of these and other factors, investors in our stock may not be able to resell their shares at or above the price they paid for such shares. These broad market and industry factors may materially reduce the market price of our Class A common shares, regardless of our operating performance.

There is a limited trading market for our Class A common shares and there is no guarantee of a liquid public market for you to resell our Class A common shares.

In June 2016, our common stock stopped trading on NASDAQ and commenced trading in the OTC Markets. Since then, there has been a limited trading market for our Class A common shares and we expect that may continue for the foreseeable future. We cannot assure you that an active and liquid public market for our Class A common shares will develop. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other assets by using Class A common shares as consideration.

Our Class A common shares is subject to the “penny stock” rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our Class A common shares and cause a decline in the market value of our shares.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Class A common shares, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Item 4.	Information on the Company

A.	History and development of the Company

We are Paragon Shipping Inc. We were incorporated under the laws of the Republic of the Marshall Islands on April 26, 2006. Our executive offices are located at 15 Karamanli Ave, GR 166 73, Voula, Greece. Our telephone number at that address is +30 210 891 4600.

Business Development

On January 27, 2016, we entered into a securities purchase agreement with Kyros Investments Ltd. (the “Investor”), an unrelated third party, pursuant to which, we sold a $500,000 principal amount convertible note to the Investor for gross proceeds of $500,000. The note was convertible into our Class A common shares, par value $0.001 per share at a conversion price equal to 65% of the lowest volume weighted average price of the Class A common shares during the 21 trading days prior to the conversion date, provided, however, that the lowest price per share that the note can be converted into was $0.02. The note includes customary event of default provisions, and provides for a default interest rate of 18%. As of May 9, 2016, the original principal amount was converted into our Class A common shares.

On January 27, 2016, we entered into an exchange agreement with an unrelated third party and holder of $500,000 principal amount of our senior notes (“Notes”), pursuant to which the holder exchanged such Notes for a number of our Class A common shares pursuant to a formula set forth in the exchange agreement. We agreed to pay up to $10,000 of reasonable attorneys’ fees and expenses incurred by the holder in connection with the transaction.

Effective March 1, 2016, we effectuated a 38-for-1 reverse stock split of our issued and outstanding common shares. The reverse stock split was approved by shareholders at a special meeting of shareholders held on February 12, 2016 and by our Board of Directors on February 16, 2016. The reverse stock split reduced the number of our issued and outstanding common shares and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise held a fractional share of our Class A common shares as a result of the reverse stock split received the next higher number of whole shares. The reverse stock split was completed in response to a notification we received on May 14, 2015 from NASDAQ that we were no longer in compliance with NASDAQ’s minimum bid price requirement for continued listing of $1.00 per share. On November 11, 2015, we transferred our listing to the NASDAQ Capital Market from the NASDAQ Global Market. Subsequent to the reverse stock split, on March 15, 2016, NASDAQ notified us that we had regained compliance with the $1.00 per share minimum bid price requirement for continued listing. On May 19, 2016, NASDAQ notified us that we were no longer in compliance with the minimum stockholders’ equity requirement and on June 6, 2016 we commenced trading of our common shares to the OTC Markets’ OTCQB Venture Market.

On March 18, 2016, we announced the expiration of our previously announced offer to exchange all properly delivered and accepted Notes for shares of our Class A common shares (the "Exchange Offer") at 5:00 p.m. (New York City time) on March 18, 2016. Based on information provided by the depository for the Exchange Offer, as of 5:00 p.m. (New York City time) on Friday March 18, 2016, 184,721 Notes or approximately 18.8% of the outstanding Notes were delivered and not validly withdrawn from the Exchange Offer. Each holder of a Note who validly delivered and did not withdraw ("Delivered") all Notes (the “Delivered Notes”) held by such holder received four (4) Class A common shares, which included any accrued and unpaid interest thereon. As part of the Exchange Offer, holders who delivered their Notes also consent to the removal of certain covenants and sections of the Notes' Indenture dated August 8, 2014. All of the Delivered Notes were settled on or about March 23, 2016.

On April 6, 2016, we entered into an exchange agreement with an unrelated third party and holder (the “Holder”) of $1,250,000 principal amount of our issued and outstanding senior unsecured notes due 2021 that bear interest at a rate of 8.375% per year, or 50,000 of such unsecured notes with a denomination of $25.00 each (collectively, the “April Notes”), pursuant to which the Holder exchanged such April Notes for a number of shares of our Class A common shares, par value $0.001 per share pursuant to a formula set forth in the Exchange Agreement (collectively, the “Exchange Shares”). We agreed to pay up to $10,000 of reasonable attorneys’ fees and expenses incurred by the Holder in connection with the transaction.

In both June and November of 2016, we entered into securities purchase agreements with unrelated third parties pursuant to which we issued convertible notes that bear interest at a rate of 8% per year, each in the original principal amount of $500,000, convertible into a number of shares of our Class A common shares. The convertible note we issued in June 2016 was converted into our Class A common shares, while the convertible note we issued in November 2016 remained outstanding as of December 31, 2016. As of the date of this annual report, 11,083,092 shares of our Class A common shares were issued upon conversion of the November 2016 note.

In September 2016, we commenced another offer to exchange all Notes for our Class A common shares (the “Second Exchange Offer”). As part of the Second Exchange Offer, holders were also required to consent to the removal of certain covenants and sections of the Notes’ indenture (together with the Second Exchange Offer, “Exchange Offer and Consent Solicitation”).

On November 1, 2016, we announced the expiration of our Second Exchange Offer at 5:00 p.m. (New York City time) on October 31, 2016 (the “October Expiration Date”). Based on information provided by the depository for the Second Exchange Offer, on the October Expiration Date, 84,588 Notes or approximately 11.35% of the outstanding Notes were delivered and not validly withdrawn from the Second Exchange Offer. Each holder of a Note who Delivered and did not withdraw all Notes held by such holder received ten (10) Class A common shares, which included any accrued and unpaid interest thereon. As noted above, holders who delivered their Notes also consented to the removal of certain covenants and sections of the Notes’ indenture dated August 8, 2014 (the “Indenture”). However, because the requisite number of exchanged Notes to amend the Indenture was not received, the Indenture was not amended in connection with the Exchange Offer and Consent Solicitation.

On December 1, 2016, we entered into commercial services agreement with Milia Shipping Co. (“Milia”), incorporated in Liberia in September 2012, which is the owner of the Liberian flag drybulk vessel M/V Mykonos Seas, and is beneficially owned by Mr. Michael Bodouroglou. The agreement provides for chartering and sale & purchase commissions.

As of the date of this annual report, we had 21,904,428 common shares outstanding.

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

In March 2014, we entered into contracts with Yangzijiang for the construction of three Kamsarmax newbuilding drybulk carriers. The Kamsarmax newbuildings have a carrying capacity of 81,800 dwt each, with scheduled delivery between the third and fourth quarter of 2016. The acquisition cost of these three newbuildings is $30.6 million per vessel. In March 2014, we paid an amount of $9.2 million per vessel, and the balance of the contract price, or $21.4 million per vessel, would be payable upon the delivery of each vessel.

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

In connection with the settlement agreement with Commerzbank AG dated December 8, 2015, on November 9, 2015, we entered into memoranda of agreement, as further supplemented and amended, for the sale of three vessels of our operating fleet, the M/V Sapphire Seas, the M/V Diamond Seas and the M/V Pearl Seas, to an unrelated third party. The M/V Sapphire Seas and the M/V Diamond Seas were delivered to their new owners in December 2015, while the M/V Pearl Seas was delivered to her new owners in January 2016.

In connection with the settlement agreement with Bank of Ireland dated January 7, 2016, on December 1, 2015, we entered into a memorandum of agreement for the sale of the M/V Kind Seas to an unrelated third party. The M/V Kind Seas was delivered to her new owners in January 2016.

On December 23 and December 30, 2015, we entered into memoranda of agreement for the sale of the M/V Deep Seas and M/V Calm Seas, respectively, to an unrelated third party. Both vessels were delivered to their new owners in January 2016.

As of December 31, 2015, we did not take delivery of the Ultramax newbuilding drybulk carrier with Hull number DY4050 from Yangzhou Dayang Shipbuilding Co. Ltd., or Dayang, that was scheduled to be delivered in the fourth quarter of 2015. Furthermore, we sent to Dayang notices for the cancellation of the Ultramax newbuilding drybulk carrier with Hull number DY4052 that was scheduled to be delivered at the end of December 2015. Dayang rejected such cancellation notices and related arbitration proceedings commenced in London thereafter. In May 2016, we received notice from Dayang to take delivery of Hull number DY4050. On May 24, 2016, Dayang sent a default notice for Hull number DY4050 to us and it again commenced arbitration proceedings. We lacked the resources to undertake potential liabilities and litigation risks and costs associated with the delivery of vessels and on June 6, 2016, we entered into an agreement with Allseas, pursuant to which Allseas agreed to write-off approximately $2.0 million in amounts due from us, waived fees for certain services it provided to us and assumed all contractual obligations under the shipbuilding contracts with Dayang in relation to the construction of the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052 in return for 550,000 of our Class A common shares.

In connection with the settlement agreement with Nordea Bank Finland Plc dated March 9, 2016, on March 17, 2016, we entered into memoranda of agreement, for the sale of the remaining six vessels of our operating fleet, the M/V Coral Seas, the M/V Golden Seas, the M/V Prosperous Seas, the M/V Priceless Seas, the M/V Proud Seas and the M/V Precious Seas, to an unrelated third party. The vessels were delivered to their new owners in March, April, and May 2016.

In October 2016, we received a cancellation notice from Yangzijiang. The prevailing market conditions, coupled with our financial condition, did not allow us to take delivery of the Kamsarmax newbuilding drybulk carrier with Hull number YZJ2013-1144 (the “Kamsarmax”) by September 30, 2016, the latest date to complete such vessel acquisition. Following our failure to take delivery of the Kamsarmax, Yangzijiang cancelled the contracts for all three Kamsarmax newbuilding drybulk carriers pursuant to the terms of the related ship-building contracts.

B.	Business overview

Introduction

We were formed as a global provider of shipping transportation services. We specialized in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials, along worldwide shipping routes. Following the sale of our vessels, we began operations as a commercial management services provider to an international shipping company. If market conditions improve in a manner that is favorable to us, we plan to revive our shipping operations.

As of the date of this annual report, we have sold all of our vessels and now provide commercial management services to a ship-owning company affiliated with our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou.

Management of Our Fleet and Agreements with Allseas and Seacommercial

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

Allseas and Seacommercial provided commercial and technical management services for our former fleet, pursuant to long-term management agreements between Allseas and each of our vessel-owning subsidiaries. Technical management services included, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Commercial management services included, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels, locating, purchasing, financing and negotiating the purchase and sale of our vessels, obtaining insurance for our vessels and finance and accounting functions.

Allseas and Seacommercial also provided commercial and technical management services for Box Ships’ fleet. Allseas provides financial accounting and financial reporting services for Box Ships.

In addition, we have entered in to an accounting agreement with Allseas pursuant to which Allseas provides financial accounting and financial reporting services. We have also entered into separate agreements with Allseas with respect to the provision of administrative services and certain executive services. For additional information regarding the above-referenced agreements, and other agreements that we have with Allseas, Seacommercial and other affiliated companies, please see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers.”

Chartering of our Fleet

Our chartering policy is to employ any vessels we may acquire in the future in the spot charter market on either short-term time charters or on voyage charters ranging from ten (10) days to three (3) months. However, depending on time charter market conditions, we may decide from time to time to employ the vessels we may acquire in the future on medium to long-term time charters.

Time Charters

A time charter is a contract to charter a vessel for a fixed period of time at a specified or floating daily or index-based daily rate and can last from a few days to several years. Under a time charter, the charterer pays for the voyage expenses, such as port, canal and fuel costs, agents’ fees, extra war risk insurance and any other expenses related to the cargoes, while the shipowner pays for vessel operating expenses, including, among other costs, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance, repairs and costs relating to a vessel’s intermediate and special survey.

Spot Charters

A spot charter generally refers to a voyage charter, a trip charter, or a short-term time charter.

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

Our Customers

Our assessment of a charterer’s financial condition, creditworthiness, reliability and track record are important factors in negotiating employment for our vessels. We believe that our management team’s network of relationships and more generally our Managers’ reputation and experience in the shipping industry will continue to provide competitive employment opportunities for any vessels we may acquire in the future.

For the year ended December 31, 2016, approximately 79% of our revenue was derived from four of our former charterers.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of March 2017, the orderbook of new drybulk vessels scheduled to be delivered globally represented approximately 9% of the world drybulk fleet, with most vessels on the orderbook expected to be delivered during the next two years. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

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

Competition

When we still owned our vessels, we operated in a highly competitive market based primarily on supply and demand. We competed for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Allseas and Seacommercial arranged our charters through the use of brokers, who negotiated the terms of the charters based on market conditions. We competed primarily with other owners of drybulk carriers, many of which had more resources than us and operated vessels that were newer, and therefore more attractive to charterers, than our former vessels. Ownership of drybulk carriers is highly fragmented and is divided among publicly listed companies, state controlled owners and independent shipowners. Some of our publicly listed competitors included Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (NASDAQ: DRYS), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Navios Maritime Holdings Inc. (NYSE: NM), Star Bulk Inc. (NASDAQ: SBLK), Safe Bulkers Inc. (NYSE: SB) and Scorpio Bulkers (NYSE: SALT).

In the future, entities affiliated with our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, may seek to acquire drybulk carriers. One or more of these vessels may be managed by Allseas and may compete with any vessels we may acquire in the future. Mr. Bodouroglou and entities affiliated with him, including Allseas, may face conflicts of interest with respect to their own interests and their obligations to us.

Mr. Bodouroglou has entered into an agreement with us pursuant to which he and the entities in which he controls will grant us a right of first refusal on any drybulk carrier that these entities may acquire in the future. In addition, we have entered into a non-competition agreement with Box Ships and Mr. Bodouroglou that provides that so long as (i) Mr. Bodouroglou is a director or executive officer of both our Company and Box Ships and (ii) we own at least 5% of the total issued and outstanding common shares of Box Ships, Box Ships will not, directly or indirectly, acquire or charter any drybulk carrier without our prior written consent and we will not, directly or indirectly, acquire or charter any containership vessel without the prior written consent of Box Ships. However as of the date of this annual report, we no longer hold more than 5% of the total issued and outstanding shares of Box Ships and therefore the terms of the non-competition agreement are ineffective. If, in the future, we acquire more than 5% of the total issued and outstanding shares of common stock of Box Ships, then the terms of the agreement will again become effective and thus we will be contractually prohibited from competing with Box Ships, without Box Ship’s prior written consent, in the international containership industry.

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

To the extent that we must enter into a new charter or renew a charter for a vessel we may acquire in the future during a time when seasonal variations have reduced prevailing charter rates, our operating results may be adversely affected.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to any vessels we may acquire in the future. The kinds of permits, licenses and certificates required depend upon several factors, including the product transported, the waters in which such vessels may operate, the nationality of the vessel’s crew and the age of the vessel. We intend to obtain all permits, licenses and certificates required to operate any vessels we may acquire in the future. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our costs of doing business.

Environmental and Other Regulations

Government regulation significantly may affect the ownership and operation of vessels we may acquire in the future. We have been and will be subject to international conventions and treaties and national, state and local laws and regulations relating to safety and health and environmental protection in force in the countries in which any vessels we may acquire may operate or are registered. These regulations include requirements relating to the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government, quasi-governmental and private organizations may subject vessels we may acquire to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administrations (countries of registry) and charterers. Some of these entities have required and will require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or authorizations could require us to incur substantial costs or result in the operation of one or more of any vessels we may acquire being temporarily suspended.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We have been and will continue to be required to maintain operating standards for all of such vessels we may acquire in the future that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the future operation of vessels we may acquire will be in substantial compliance with applicable environmental laws and regulations and that vessels we may acquire will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our future operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our future profitability.

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

In 2012, the IMO’s Marine Environmental Protection Committee, or MEPC, adopted by resolution amendments to the international code for the construction and equipment of ships carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments in the future.

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

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, ships operating within an ECA may not use fuel with sulfur content in excess of 0.10%. Amended Annex VI established procedures for designating new ECAs. The Baltic and North Seas, certain coastal areas of North America and the United States Caribbean Sea are all within designated ECAs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states where we intend to operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

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

We intend to ensure that any vessels we may acquire in the future will be compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Ballast Water Management

The IMO adopted the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, the BWM Convention has been ratified following ratification by Finland on September 8, 2016. Finland’s accession brought the total gross tonnage of contracting states above 35%, with 52 total contracting parties, thereby triggering the entry into force of the BWM Convention. The BWM Convention will enter into force on September 8, 2017. The Convention will require all ships in international trade to manage their ballast water and sediments to certain standards, according to a ship-specific ballast water management plan. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The ballast water performance standard will be phased in over a period of time. Most ships will need to install an on-board system to treat ballast water and eliminate unwanted organisms. More than 60 type-approved systems are already available.

Before September 2016, many of the implementation dates in the BWM Convention had already passed, meaning that once the BWM Convention entered into force, the period of installation of mandatory ballast water exchange requirements would have been extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they would be triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, made all vessels constructed before the entry into force date “existing vessels” which allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our future operations.

Safety Management System Requirements

The IMO has also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. Amendments to SOLAS relating to safe manning of vessels that were adopted in May 2012 entered in force on January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that any vessels we may acquire in the future will be in substantial compliance with SOLAS and LL Convention standards.

Our future operations will also be subject to environmental standards and requirements under Chapter IX of SOLAS set forth in the ISM Code. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that we and our technical manager have previously developed for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, casualty investigations and participation at IMO and ILO meetings. It is our intention that any vessels we may acquire in the future will be flagged in the Marshall Islands. Marshall Islands flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. It is our intention that any vessels we may acquire in the future will be ISM Code certified. However, there can be no assurance that such certificate will be maintained.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner’s actual fault and under the 1992 Protocol where the spill is caused by the ship owner’s intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We intend to acquire and maintain protection and indemnity insurance that will cover the liability under the plan adopted by the IMO.

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

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations may have on our future operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil except in certain limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA applies to oil tankers (which are not operated by us), as well as non-tanker ships that carry fuel oil, or bunkers, to power such ships. CERCLA will also apply to our future operations.

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

If we acquire vessels in the future, we intend to acquire and maintain pollution liability coverage insurance in the amount of $1 billion per incident for each vessel. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where vessels we may acquire call.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional legislative or regulatory initiatives, including the raising of liability caps under OPA or more stringent operational requirements. We cannot predict what additional requirements, if any, may be enacted and what effect, if any, such requirements may have on our future operations.

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

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes will be equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As was the case with our previously-owned vessels, if we acquire vessels in the future, we intend to operate in covered port areas that will be equipped with vapor recovery systems that satisfy these existing requirements.

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We intend to implement and maintain the various security measures addressed by the MTSA, SOLAS and the ISPS Code as we have done in the past.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies, or IACS. Vessels that we may acquire in the future must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

While we have maintained hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for each vessel we have previously owned in amounts that we believed to be prudent to cover normal risks in our operations, we may not be able to achieve this level of coverage for vessels that we may acquire and throughout such vessel's useful life. Furthermore, while we have procured what we considered to be adequate insurance coverage in the past, and we intend to procure a similar level of such insurance if we acquire in the vessels in the future, not all risks can be insured against, specific claims may not be paid and we may not be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We intend to acquire marine hull and machinery and war risks insurance, which will include the risk of actual or constructive total loss, for all of our vessels that we may acquire in the future. We anticipate that each vessel we intend to acquire in the future will be covered up to at least fair market value with deductibles of $125,000 per vessel per incident. We may also maintain increased value coverage for most of the vessels we may acquire in the future. Under this increased value coverage, in the event of total loss of a vessel, we would be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs", which may insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal.

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

Overview

We are a global provider of shipping transportation and commercial services. Until the sale of all of our vessels in 2016, we specialized in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials, along worldwide shipping routes.

During 2016, our operating fleet consisted of ten drybulk carriers, which have since been sold off.

Allseas and Seacommercial were responsible for the commercial and technical management functions for our fleet, pursuant to long-term management agreements between Allseas, Seacommercial and each of our vessel-owning subsidiaries. Allseas and Seacommercial also provided commercial and technical management services for Box Ships’ fleet. Allseas and Seacommercial are controlled by Mr. Bodouroglou.

If we acquire any vessels in the future, we will primarily employ them in the spot charter market, on short-term time charters or on voyage charters, ranging from ten (10) days to three (3) months. However, depending on time charter market conditions, we may decide from time to time to employ them on medium to long-term time charters.

Factors Affecting our Results of Operations

Our revenues consisted of earnings under the charters on which we employed our vessels. We believe that the important measures for analyzing trends in our financial results were largely driven by the following factors:

•	Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•	Available days. We define available days as the number of calendar days in a period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days. We define operating days as the total available days in a period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days. The shipping industry uses operating days to measure the number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, vessel upgrades, vessel positioning, dry-dockings or special or intermediate surveys.

•	Charter contracts. A period time charter and a trip time charter are generally contracts to charter a vessel for a specific period of time at a set daily rate. Under period time charters and trip time charters, the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross time charter revenues. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. In the case of a spot market voyage charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Whether vessels we previously owned were employed on time charters or on voyage charters, we paid for vessel operating expenses, which included crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We were also responsible for each vessel’s intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot market rates.

Charter Revenues

Charter revenues were driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generated revenues and the amount of daily charter hire that our vessels earned under charters. These, in turn, were affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spent positioning our vessels, the amount of time that our vessels spent in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the shipping market and other factors affecting the charter rates for our vessels.

Vessels operating on period time charters tend to provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market tend to generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates in the future if we acquire vessels, although we may be exposed to the risk of declining charter rates, which in turn may have a materially adverse impact on our financial performance. Future spot market rates may be higher or lower than the rates at which we have employed our previously-owned vessels on period time charters.

Voyage Expenses

Our voyage expenses excluded commissions and consisted of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances, fuel costs and losses from the sale of bunkers to charterers and bunkers consumed during off-hire periods and while traveling to and from dry-docking.

Vessel Operating Expenses

Our vessel operating expenses, which were expensed as incurred, included crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. We anticipated that our vessel operating expenses, which generally represented fixed costs, would fluctuate based primarily upon the size of our fleet. Other factors beyond our control, some of which may have affected the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may have also caused these expenses to increase.

Dry-docking Expenses

Dry-docking costs related to the regularly scheduled intermediate survey or special survey dry-docking which were necessary to preserve the quality of our vessels as well as to comply with the regulations, the environmental laws and the international shipping standards. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, the shipyard availability, the local availability of manpower and material and the billing currency of the yard. We expensed dry-docking costs as incurred.

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

Depreciation

We depreciated our vessels on a straight-line basis over their estimated useful lives. The estimated useful life of our vessels was determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation was based on cost less an estimated residual value.

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

Interest and Finance Costs

We incurred interest expenses and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We incurred financing costs and we also expect to incur interest expenses under our Notes and any future credit facilities in connection with debt incurred to finance any future acquisitions, as market conditions warrant.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither we nor our affiliated entities conduct any historical financial due diligence process when we acquire vessels from unaffiliated sellers. Accordingly, neither we nor our affiliated entities will obtain the historical operating data for the vessels from the unaffiliated sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we have treated and expect to continue to treat the acquisition of vessels from unaffiliated parties (whether acquired with or without charter) as the acquisition of an asset rather than a business for reasons noted in this section.

Although we acquired certain vessels in the past with time charters attached, generally vessels are acquired free of charter and we may, in the future, acquire vessels in this manner. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not generally transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels would affect our business and results of operations.

Our business is comprised of the following main elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of the vessels requires the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of the vessels would require the following main components:

•	management of our financial resources, including banking relationships, such as the administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that will affect our profitability, cash flows and shareholders’ return on investment include:

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

Going Concern: We perform cash flow projections on a regular basis to evaluate whether we will be in a position to cover our liquidity needs for the next 12 month period. In developing estimates of future cash flows, we make assumptions about the fees receivable under the commercial services agreement. If we acquire vessels in the future, key assumptions relating to such vessels’ future performance will include assumptions relating to time charter equivalent rates by vessel type, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, our management fees and general and administrative expenses, and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations. Please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”, for a discussion on our liquidity position.

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

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. Declines in the fair value of vessels, prevailing market charter rates, vessel sale and purchase considerations, and regulatory changes in shipping industry, changes in business plans or changes in overall market conditions that may adversely affect cash flows are considered as potential impairment indicators. Based on our estimates of basic market value, in the event the independent market value of a vessel is lower than its carrying value, we determine undiscounted projected net operating cash flow for such vessel and compare it to the vessels carrying value.

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

Fleet Data and Average Daily Results

FLEET DATA	2014	2015	2016
Calendar days for the fleet	5,241	5,169	643
Available days for the fleet	5,180	5,104	643
Operating days for the fleet	5,134	5,045	382
Average number of vessels(1)	14.4	14.2	1.8
Number of vessels at end of period	16	10	-
Average age of fleet as of year end	7	9	-
Fleet utilization(2)	99.1%	98.8%	59.4%
AVERAGE DAILY RESULTS
Vessel operating expenses(3)	$4,325	$4,110	$4,765
Dry-docking expenses(4)	$418	$267	$14
Management fees - related party(5)	$1,196	$936	$895
General and administrative expenses(6)	$1,661	$1,155	$3,384

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.
(2)	Fleet utilization is the percentage of time that our vessels were available for generating revenue and is determined by dividing operating days by available days of our fleet for the relevant period.
(3)	Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(4)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(5)	Daily management fees - related party are calculated by dividing management fees - related party by fleet calendar days for the relevant time period.
(6)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

YEAR ENDED DECEMBER 31, 2016 COMPARED TO YEAR ENDED DECEMBER 31, 2015

The average number of vessels in our fleet was 1.8 for the year ended December 31, 2016, compared to 14.2 in the year ended December 31, 2015. The following analysis exhibits the primary driver of differences between these periods.

•	Charter revenue—Charter revenue for the year ended December 31, 2016, was $2.1 million, compared to $35.9 million for the year ended December 31, 2015. The decrease is due to the sale of all vessels during 2016. More specifically, four of our vessels were sold in January 2016, four vessels were sold in March 2016, one vessel was sold in April 2016 and the last of our vessels was sold in May 2016. After deducting commissions of $0.1 million, we had net revenue of $2.0 million in 2016, compared to $33.7 million net revenue, after deducting commissions of $2.2 million, in 2015.

•	Voyage expenses, net—In 2016, our voyage expenses amounted to $1.0 million, compared to $7.6 million in 2015. The decrease is mainly due to the sale of vessels during 2016 and relates mainly to bunkers consumption. More specifically, bunkers consumption decreased by $5.3 million to $0.7 million in 2016 compared to $6.0 million in 2015. During 2016, all of our vessels operated under time charters and none underwent dry-docking, while during 2015, one of our vessels operated for approximately three months under voyage charter and three of our vessels underwent their dry-dockings, resulting in bunkers consumed traveling to and from dry-docking.

•	Vessel operating expenses—Vessel operating expenses amounted to $3.1 million, or $4,765 per vessel per day, for the year ended December 31, 2016, compared to $21.2 million, or $4,110 per vessel per day, for the year ended December 31, 2015. The overall decrease in our operating expenses is a result of the decrease in calendar days due to the sale of vessels.

•	Dry-docking expenses—During 2016, none of the vessels underwent dry-docking and any expenses recognized related to settlement of 2015 dry-dockings. During 2015, two Panamax and one Supramax vessels were dry-docked, resulting in an aggregate of $1.4 million in dry-docking expenses.

•	Management fees - related party—We incurred $0.6 million or $895 per vessel per day in management fees for the year ended December 31, 2016, compared to an aggregate of $4.8 million, or $936 per vessel per day in management fees for the year ended December 31, 2015. The decrease in management fees mainly reflects the decrease in calendar days year over year due to the sale of vessels, while the fees per vessel per day were relatively unchanged.

•	Depreciation—Depreciation for 2016 amounted to $0.1 million and relates to depreciation of other fixed assets, compared to $16.9 million for the year ended December 31, 2015, reflecting the write-down in the carrying amounts of six vessels to their sale price and the classification of four vessels as held for sale as of December 31, 2015.

•	General and administrative expenses—General and administrative expenses in 2016 decreased by $3.8 million to $2.2 million from $6.0 million in 2015. The decrease in general and administrative expenses relates mainly to the decrease in executive services fees by $2.8 million to $0.4 million in 2016 from $3.2 million charged in 2015, reflecting the decrease in such fees effective from June 1, 2016, to $0.3 million per annum compared to €2.9 million per annum charged in 2015 and the write-off of $1.1 million of fees pursuant to the agreement with Allseas in relation to the Ultramax newbuilding drybulk vessels, discussed in Note 4 to our consolidated financial statements, included elsewhere in this annual report. In addition, share based compensation during 2016, decreased by $0.6 million to $0.3 million from $0.9 million during 2015.

•	Loss related to vessels held for sale—No such loss was recorded in 2016. A loss of $116.8 million related the vessels classified as held for sale during the year was recorded in 2015. More specifically, the loss relating to the four vessels sold in July 2015 and classified as held for sale as of June 30, 2015 amounted to $47.6 million, while the loss related to the four vessels sold in January 2016 amounted to $69.2 million.

•	Impairment loss— Impairment loss for the year ended December 31, 2016 of $11.6 million relates mainly to the cancellation of our three Kamsarmax newbuildings. Impairment loss for the year ended December 31, 2015 of $96.6 million, relates to the write-off of $23.0 million due to the cancellation of our two Ultramax newbuildings, the write down to fair value of the contract price of our three Kamsarmax newbuildings of $20.9 million and the write down to the sale price of our six vessels sold in March, April and May 2016 of $52.7 million.

•	(Gain) / loss from sale of assets—The loss on sale of $2.0 million recorded in 2016 relates to the sale of our ten vessels. The loss of $26.7 million recorded in 2015 mainly relates to the sale of two vessels sold in December 2015.

•	Loss from marketable securities, net—No such loss was recorded in 2016. Loss from marketable securities, net, for the year ended December 31, 2015 of $0.1 million relates to the sale of 44,550 shares of Korea Line Corporation (“KLC”) at an average sale price of $21.68 per share that was concluded in the second quarter of 2015.

•	Other expenses—Other expenses for each of the years ended December 31, 2016 and 2015 of $0.3 million and $0.2 million, respectively, relate mainly to a special contribution according to the Greek Law 4301/2014. The charge is a voluntary contribution calculated based on the carrying capacity of our fleet, and is payable annually for four fiscal years, until 2017.

•	Interest and finance costs—Interest and finance costs for 2016 were $3.8 million, compared to $9.8 million for 2015. The decrease in interest and finance costs reflects the decrease of $6.0 million in interest charged on our loans and Notes, following the sale of our vessels and discharge of related indebtedness. In 2015, an amount of $2.0 million of unamortized financing costs was written-off relating to the cancellation of the undrawn portion of the syndicated loan led by Nordea Bank Finland Plc, the extinguishment of the loans with HSBC Bank Plc and HSH Nordbank AG, as well as the extinguishment of the loan with Commerzbank AG in relation to the two vessels sold in December 2015.

•	Loss on derivatives, net—No such loss was recorded in 2016. Loss on derivatives, net, for the year ended December 31, 2015 of $0.2 million consists of an unrealized gain of $0.5 million, representing a gain to record the change in fair value of our interest rate swaps for 2015, and realized expenses of $0.7 million incurred from interest rate swap settlements paid during the year.

•	Equity in net income of affiliate—We sold our investment in Box Ships in the second quarter of 2015. Equity in net income of affiliate for the year ended December 31, 2015 was $0.2 million.

•	Gain from debt extinguishment—Gain from debt extinguishment of $42.3 million for the year ended December 31, 2016 is associated with the sale of our ten vessels, resulting in a gain of $35.0 million, and the exchange agreements and offers relating to our Notes, resulting in a gain of $7.3 million. Gain from debt extinguishment of $5.9 million for the year ended December 31, 2015 is associated with the sale of M/V Sapphire Seas and M/V Diamond Seas in December 2015.

•	Loss on investment in affiliate—We sold our investment in Box Ships in the second quarter of 2015. Loss on investment in affiliate of $0.2 million for the year ended December 31, 2015 relates to the sale of the total 3,437,500 shares of Box Ships at an average sale price of $0.8542 per share.

•	Other income—In accordance with the terms of the settlement agreement with Nordea Bank Finland Plc, we received $4.3 million for settlement of vessels’ trading debt in relation to the six vessels sold in March, April and May 2016.

•	Net income / (loss)—As a result of the above factors, net income in 2016 was $23.8 million, compared to net loss of $268.7 million for 2015.

YEAR ENDED DECEMBER 31, 2015 COMPARED TO YEAR ENDED DECEMBER 31, 2014

The average number of vessels in our fleet was 14.2 for the year ended December 31, 2015, compared to 14.4 in the year ended December 31, 2014. The following analysis exhibits the primary driver of differences between these periods.

•	Charter revenue—Charter revenue for the year ended December 31, 2015, was $35.9 million, compared to $58.1 million for the year ended December 31, 2014. The decrease is mainly due to the decrease in the charter rates earned by the vessels year over year as a result of the lower contracted rates due to the continued weakness in the drybulk market and the decrease in operating days due to the sale of four vessels end of July 2015 and the sale of two vessels in December 2015. After deducting commissions of $2.2 million, we had net revenue of $33.7 million in 2015, compared to $54.8 million net revenue, after deducting commissions of $3.4 million, in 2014.

•	Voyage expenses, net—In 2015, our voyage expenses amounted to $7.6 million, compared to $14.7 million in 2014. The decrease in our voyage expenses are due to the decrease of $5.1 million in the bunkers consumed during off-hire periods, vessel positioning and traveling to and from dry-docking, net of gains or losses from the sale of bunkers to charterers, a decrease of $1.3 million in port charges and other related expenses for our vessels that were employed on voyage charters during the year ended December 31, 2015 and 2014, and a decrease of $0.7 million in extra war risks insurances.

•	Vessel operating expenses—Vessel operating expenses amounted to $21.2 million, or $4,110 per vessel per day, for the year ended December 31, 2015, compared to $22.7 million, or $4,325 per vessel per day, for the year ended December 31, 2014. The decrease in our operating expenses is due to the Company’s continued cost control efficiency, the decrease in calendar days due to the sale of four vessels in July 2015 and the sale of two vessels in December 2015 and the favorable impact of the Euro / U.S. Dollar exchange rate fluctuations.

•	Dry-docking expenses—We incurred an aggregate of $1.4 million in dry-docking expenses for the year ended December 31, 2015, compared to $2.2 million for the year ended December 31, 2014. Two Panamax and one Supramax vessels were dry-docked during 2015, while three of our Panamax vessels underwent dry-docking during 2014, resulting in higher dry-docking costs.

•	Management fees - related party—We incurred an aggregate of $4.8 million, or $936 per vessel per day in management fees for the year ended December 31, 2015, compared to an aggregate of $6.3 million, or $1,196 per vessel per day in management fees for the year ended December 31, 2014. The decrease in management fees mainly reflects the share based compensation of $755 and $0.9 million that was recorded in 2015 and 2014, respectively, relating to the award of shares to Allseas, in line with the agreement with Loretto, as described in “Item 7. Major Shareholders and Related Party Transactions–B. Related Party Transactions–Agreements with Our Managers–Agreement with Loretto” and the favorable impact of the Euro / U.S. Dollar exchange rate fluctuations.

•	Depreciation—Depreciation of vessels for the year ended December 31, 2015 amounted to $16.9 million, compared to $18.4 million for the year ended December 31, 2014, reflecting the sale of vessels in 2015, discussed above, and the classification of four vessels as held for sale.

•	General and administrative expenses—General and administrative expenses for 2015 were $6.0 million, compared to $8.7 million for 2014. The decrease in general and administrative expenses relates mainly to the incentive compensation of $0 and $1.8 million that was awarded in 2015 and 2014, respectively, and a $0.7 million decrease due to the favorable impact of the Euro / U.S. Dollar exchange rate fluctuations.

•	Loss related to vessels held for sale—A loss of $116.8 million related the vessels classified as held for sale during the year was recorded in 2015. More specifically, the loss relating to the four vessels sold in July 2015 and classified as held for sale as of June 30, 2015 amounted to $47.6 million, while the loss related to the four vessels sold in January 2016 amounted to $69.2 million. No such loss was recorded in 2014.

•	Impairment loss— Impairment loss for the year ended December 31, 2015 of $96.6 million, relates to the write-off of $23.0 million due to the cancellation of our two Ultramax newbuildings, the write down to fair value of the contract price of our three Kamsarmax newbuildings of $20.9 million and the write down to the sale price of our six vessels sold in March, April and May 2016 of $52.7 million. Impairment loss for the year ended December 31, 2014 of $15.7 million relates to the write down to fair value of the contract price of the 4,800 TEU containership newbuilding.

•	(Gain) / loss from sale of assets—The loss of $26.7 million recorded in 2015 mainly relates to the sale of two vessels sold in December 2015. The gain of $0.4 million for the year ended December 31, 2014 relates to the gain on the sale of the 4,800 TEU containership newbuilding that was concluded on May 23, 2014.

•	Loss from marketable securities, net—Loss from marketable securities, net, for the year ended December 31, 2015 of $0.1 million relates to the sale of 44,550 shares of Korea Line Corporation (“KLC”) at an average sale price of $21.68 per share that was concluded in the second quarter of 2015. Loss from marketable securities, net, for the year ended December 31, 2014 of $25,529 relates to the sale of 21,346 shares of KLC at an average sale price of $23.52 per share that was concluded during 2014.

•	Other expenses—Other expenses for each of the years ended December 31, 2015 and 2014 of $0.2 million relates mainly to a special contribution according to the Greek Law 4301/2014. The charge is a voluntary contribution calculated based on the carrying capacity of our fleet, and is payable annually for four fiscal years, until 2017.

•	Interest and finance costs—Interest and finance costs for 2015 were $9.8 million, compared to $9.3 million for 2014. The increase in interest and finance costs mainly reflects an increase of $1.3 million in interest charged relating to our Unsecured Notes, partially offset with a decrease of $0.8 million in relation to the remaining credit facilities due to the decreased indebtedness year over year and an increase of $0.5 million with respect to the write-off of unamortized financing costs. In 2015, an amount of $2.0 million of unamortized financing costs was written-off relating to the cancellation of the undrawn portion of the syndicated loan led by Nordea Bank Finland Plc, the extinguishment of the loans with HSBC Bank Plc and HSH Nordbank AG, as well as the extinguishment of the loan with Commerzbank AG in relation to the two vessels sold in December 2015. In 2014, an amount of $1.5 million of unamortized financing costs was written-off relating to the cancellation of the China Development Bank loan facility, as well as the refinancing of the loan agreements with Bank of Scotland and Nordea Bank Finland Plc. Furthermore, other finance costs decreased by $0.5 million year over year, mainly due to the decrease in commitment fees. In 2014, we paid to HSH Nordbank AG commitment fees in relation to vessels M/V Gentle Seas and M/V Peaceful Seas delivered to us in October 2014 and to Nordea Bank Finland Plc until July 2015, in relation to our newbuilding program.

•	Loss on derivatives, net—Loss on derivatives, net, for the year ended December 31, 2015 of $0.2 million consists of an unrealized gain of $0.5 million, representing a gain to record the change in fair value of our interest rate swaps for 2015, and realized expenses of $0.7 million incurred from interest rate swap settlements paid during the year. Loss on derivatives, net, for the year ended December 31, 2014 of $0.4 million consists of an unrealized gain of $0.5 million, representing a gain to record the change in fair value of our interest rate swaps for 2014, and realized expenses of $0.9 million incurred from interest rate swap settlements paid during the year.

•	Equity in net income of affiliate—Equity in net income of affiliate for the year ended December 31, 2015 was $0.2 million, compared to $0.5 million for the previous year. The decrease is mainly associated with the sale of our investment in Box Ships in the second quarter of 2015 and the decrease in earnings available to common shareholders of Box Ships.

•	Loss on investment in affiliate—Loss on investment in affiliate of $0.2 million for the year ended December 31, 2015 relates to the sale of the total 3,437,500 shares of Box Ships at an average sale price of $0.8542 per share that was concluded in the second quarter of 2015. Loss on investment in affiliate of $8.8 million for the year ended December 31, 2014 consists of $0.2 million, relating to the dilution effect from the Company’s non-participation in the public offering of 5,500,000 common shares of Box Ships, which was completed on April 15, 2014, as well as the aggregate impairment in investment in affiliate of $8.6 million, relating to the difference between the fair value and the book value of our investment in Box Ships as of March 31, 2014, June 30, 2014 and December 31, 2014, which was considered as other than temporary.

•	Gain from debt extinguishment—Gain from debt extinguishment of $5.9 million for the year ended December 31, 2015 is associated with the sale of M/V Sapphire Seas and M/V Diamond Seas in December 2015. No such gain was recorded in 2014.

•	Net loss—As a result of the above factors, net loss in 2015 was $268.7 million, compared to $51.8 million for 2014.

B.	Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our 8.375% Senior Notes due 2021 and loan and credit facilities, as well as equity provided by our shareholders. Our principal uses of funds were capital expenditures to grow our fleet, maintenance costs to ensure the quality of our vessels, compliance with international shipping standards and environmental laws and regulations, the funding of working capital requirements, and, with the discretion of our Board of Directors the payment of dividends to our shareholders. Beginning with the first quarter of 2011, our Board of Directors suspended the payment of our quarterly dividend in light of the continued decline of charter rates and the related decline in asset values in the drybulk market. This suspension allows us to retain cash and increase our liquidity. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, restrictions under loan and credit facilities and other external factors could limit our ability to pay dividends. See “Item 8. Financial Information—Dividend Policy.”

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

In January 2016, we agreed with Unicredit Bank AG to apply the net proceeds from the sale of M/V Calm Seas and M/V Deep Seas to unrelated third parties towards the then outstanding principal amount. In June 2016, we entered into an agreement with Unicredit Bank AG pursuant to which we were discharged from all of our obligations under the loan agreement in exchange for the payment of interest in the amount of $50,000. The M/V Calm Seas and M/V Deep Seas were delivered to their new owners in January 2016.

In March 2016, we entered into a settlement agreement with Nordea Bank Finland Plc for the full and final settlement of the then outstanding principal amount out of the proceeds from the sale of M/V Coral Seas, M/V Golden Seas, M/V Proud Seas, M/V Priceless Seas, M/V Precious Seas and M/V Prosperous Seas. In addition, we received an amount of $4.3 million for settlement of vessels’ trading debt. The vessels were delivered to their new owners in March, April and May 2016.

During 2016, we entered into an agreement with Allseas, pursuant to which Allseas agreed to write-off approximately $2.0 million in amounts due from us, waived fees for certain services it provided to us and assumed all contractual obligations under the shipbuilding contracts with Dayang in relation to the construction of the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052 in return for 550,000 of our Class A common shares. In October 2016, we received a cancellation notice from Yangzijiang. The prevailing market conditions, coupled with our financial condition, did not allow us to take delivery of the Kamsarmax newbuilding drybulk carrier with Hull number YZJ2013-1144 by September 30, 2016, the latest date to complete such vessel acquisition. Following the failure to take delivery of the Kamsarmax newbuilding drybulk carrier with Hull number YZJ2013-1144, Yangzijiang cancelled the contracts for all three Kamsarmax newbuilding drybulk carriers, pursuant to the terms of the ship-building contracts.

As of December 31, 2016, we had $16.6 million of outstanding indebtedness and $0.3 million in cash and cash equivalents. We do not have any borrowing capacity. For more information regarding our indebtedness please refer to the discussion under the heading “Long-Term Debt” below. General and administrative expenses are expected to exceed revenues from commercial services agreement which are expected to approximate $75,000 over the next twelve months from the date of issuance of the financial statements, resulting in an operating cash deficit, which we expect to finance with future equity or debt offerings. We intend to keep our general and administrative expenses at low levels and if market conditions permit, we intend to revive our shipping operations.

Our business is capital intensive and our future success will depend on our ability to acquire a high-quality fleet through the acquisition of new vessels. These acquisitions will be principally subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our ability to finance such acquisitions. Our dividend policy will also impact our future liquidity position.

Cash Flows

Cash and cash equivalents as of December 31, 2016 amounted to $0.3 million, compared to $0 million as of December 31, 2015. We define working capital as current assets minus current liabilities. We had a working capital deficit of $18.8 million as of December 31, 2016, compared to working capital deficit of $130.2 million as of December 31, 2015. The decrease in our working capital deficit is mainly due to the discharge of our debt obligations relating to vessels sold in 2016.

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

Operating Activities

Net cash used in operating activities was $1.9 million during 2016, compared to net cash used in operating activities of $7.3 million during 2015. The decrease is mainly attributable to the sale of vessels in 2016. In 2016, our vessels generated positive cash flows from revenues net of commissions of $4.5 million, while we paid $6.4 million for expenses. In 2015, our vessels generated positive cash flows from revenues net of commissions of $37.8 million, while we paid $45.1 million for expenses, of which $6.2 million related to the payment of interest on our indebtedness.

Net cash used in operating activities was $7.3 million during 2015, compared to net cash used in operating activities of $6.2 million during 2014. This decrease is mainly due to lower charter revenue net of commissions by $17.8 million, a decrease in expenses, including voyage expenses, vessel operating expenses, dry-docking expenses, management fees – related party and general and administrative expenses, that in the aggregate amounted to $16.5 million and the decrease in cash paid for interest and finance costs of $0.2 million.

Investing Activities

Net cash from investing activities was $14.6 million for the year ended December 31, 2016, reflecting the net proceeds from the sale of ten vessels in 2016 of $12.1 million and the release of restricted cash of $2.5 million associated with the settlement agreements with our lenders and the resulting release of the respective cash deposits. Net cash from investing activities was $23.1 million for the year ended December 31, 2015. This mainly reflects the net proceeds from the sale of vessels in 2015 of $12.8 million, the net proceeds from the sale of investment in Box Ships and marketable securities in KLC of $3.9 million in aggregate and the release of restricted cash of $11.4 million, offset by the capital expenditures for our newbuildings and acquisition of other fixed assets of $5.0 million in aggregate.

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

Financing Activities

Net cash used in financing activities was $12.4 million for the year ended December 31, 2016, which reflects debt repayments of $13.9 million and proceeds from the convertible notes we issued to unrelated third parties of $1.5 million. Net cash used in financing activities was $22.9 million for the year ended December 31, 2015, which mainly reflects the long-term debt repayments of $22.3 million and the payment of financing costs of $0.6 million.

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

Long-Term Debt

Loan and Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we funded a portion of this investment through long-term bank debt. As of December 31, 2016, following the sale of our vessels we had no bank debt outstanding.

For more information regarding our loan and credit facilities as of December 31, 2016, and the settlement agreements with our lenders, please see Note 7 to our consolidated financial statements included at the end of this annual report.

Convertible Note

In January 2016, June 2016 and November 2016, we entered into securities purchase agreements with unrelated third parties, under which we authorized and issued convertible notes that bear interest at a rate of 8% per year, each in the original principal amount of $0.5 million, convertible into shares of our Class A common shares. The convertible notes we issued in January and June 2016 were converted into 6,724,634 Class A common shares, while the convertible note we issued in November 2016 remained outstanding as of December 31, 2016.

8.375% Senior Notes due 2021

On August 8, 2014, we completed the public offering of 1,000,000 of our senior notes (the “Notes”) pursuant to an effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The net proceeds from the offering amounted to $23.9 million, net of underwriting discounts and commissions of $0.8 million, and offering expenses payable by the Company of $0.3 million. Financial Industry Regulatory Authority (“FINRA”) has designated the Notes as corporate bonds that are TRACE eligible under the symbol "PRGN4153414".

The indenture governing the Notes contains certain restrictive covenants, including limitations on asset sales and:

(a) Limitation on Borrowings. Net borrowings not to exceed 70% of our total assets.

(b) Limitation on Minimum Net Worth. Net worth to always exceed one hundred million dollars ($100,000,000).

As of December 31, 2016, we were not in compliance with the covenants contained in our Notes.

As of December 31, 2016, the covenants were calculated (based on the definitions contained in the indenture governing the Notes) as follows:

(a) Net borrowings of 2,267% of total assets

(b) Net Worth of ($15.9) million

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

In both January and April of 2016, we entered into exchange agreements with unrelated third parties, whereby holders of the Notes exchanged 20,000 and 50,000 Notes, respectively, for our Class A common shares.

On March 21, 2016, we announced the expiration of our offer to exchange all properly delivered and accepted Notes for shares of our Class A common shares (the “Exchange Offer”), announced in February 2016. Based on information provided by the depository for the Exchange Offer, 184,721 Notes were delivered and not validly withdrawn from the Exchange Offer. Each holder of a Note who validly delivered and did not withdraw ("Delivered") all Notes held by such holder, received four (4) Class A common shares, which included any accrued and unpaid interest thereon. As part of the Exchange Offer, holders who delivered their Notes also consented to the removal of certain covenants and sections of the Notes' Indenture dated August 8, 2014.

On November 1, 2016, we announced the expiration of our offer to exchange all properly delivered and accepted Notes for shares of our Class A common shares, announced in September 2016. Based on information provided by the depository for this exchange offer, 84,588 Notes were delivered and not validly withdrawn from the Exchange Offer. Each holder of a Note who validly delivered all Notes held by such holder, received ten (10) Class A common shares, which included any accrued and unpaid interest thereon. Similarly to the Exchange Offer described above, holders who delivered their Notes also consented to the removal of certain covenants and sections of the Notes' Indenture dated August 8, 2014.

In relation to the issued and outstanding Notes, we have not made interest payments since February 15, 2016 due to a lack of liquidity. We still lack sufficient liquidity to make the interest payments on the Notes.

Financial Instruments

We entered into interest rate swap agreements in order to hedge our variable interest rate exposure under our loan agreements. Following the sale of our vessels, all interest rate swap agreements were terminated.

From time to time we may enter into foreign derivative instruments if we have a capital commitment in foreign currency. As of December 31, 2016, we had no currency derivative contracts.

C.	Research and Development, Patents and Licenses

None.

D.	Trend Information

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which vessels we may acquire in the future engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the effective and efficient technical management of future vessels;

•	our ability to satisfy technical, health, safety and compliance standards; and

•	the strength of and growth in the number of our prospective charterer relationships.

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

•	the charter hire earned by vessels we may acquire in the future operating under future charters;

•	our access to capital required to acquire new vessels and/or to implement our business strategy;

•	our ability to sell vessels we may acquire in the future at prices we deem satisfactory; and

•	our future level of debt and the related interest expense and amortization of principal.

Please read “Item 3. Key Information—D. Risk Factors” for a discussion of the material risks inherent in our business.

E.	Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2016:

Contractual Obligations (amounts in thousands of U.S Dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior unsecured notes due 2021	$16,517	$-	$-	$16,517	$-
Interest Payments on Notes	6,398	1,383	2,767	2,248	-
Executive Services (1)	1,500	300	600	600	*
Accounting Services (2)	315	63	126	126	*
Rental Agreements (3)	14	14	-	-	-
Total	$24,744	$1,760	$3,493	$19,491	$-

*	Pursuant to the amended and restated Executive Services and Accounting agreements, dated May 18, 2015, the agreements shall remain in full force and effect, unless terminated in accordance with the provisions of the agreements. These agreements do not have a finite term; however the table above reflects the respective obligations assuming a five-year term.

(1)	The amounts indicated in the above table are the executive services fee of $0.3 million per annum, and do not include any incentive compensation which our Board of Directors, at their discretion, may agree to pay.

(2)	The amounts indicated in the above table are the financial and accounting services fee of €60,000 (or $63,150 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.0525 as of December 30, 2016) per annum.

(3)	We lease office space in Athens, Greece. The term of the lease will expire in September 2017 and the monthly rental is €1,554 (or $1,636 based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.0525 as of December 30, 2016) including 3.6% tax.

G.	Safe Harbor

See the section entitled “Forward Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

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

Name	Age	Position
Michael Bodouroglou	62	Chairman, President, Chief Executive Officer, Interim Chief Financial Officer and Class C Director
George Skrimizeas	51	Chief Operating Officer
Nigel D. Cleave	58	Class B Director
Dimitrios Sigalas	72	Class A Director
George Xiradakis	52	Class A Director

Biographical information with respect to each of our directors and executive officers is set forth below.

Michael Bodouroglou, our founder, has been involved in the shipping industry in various capacities for more than 35 years. He has served as our Chairman, President, Chief Executive Officer and director since our formation in April 2006. Mr. Bodouroglou has been appointed to act as our Interim Chief Financial Officer since February 2016. Mr. Bodouroglou also serves as the Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of Box Ships Inc., an affiliated company. Mr. Bodouroglou has owned and operated tanker and drybulk vessels since 1993. He is the founder of Allseas, which served as the technical and commercial managing company to our fleet. Prior to 1993, Mr. Bodouroglou was employed as a technical superintendent supervising both tanker and drybulk vessels for various shipping companies. In 1977, Mr. Bodouroglou graduated with honors from the University of Newcastle-upon-Tyne in the United Kingdom with a Bachelor of Science in Marine Engineering and in 1978 he was awarded a Master of Science in Naval Architecture. Mr. Bodouroglou is a member of the Cayman Islands Shipowners' Advisory Council, the DNV GL Greek Committee and the Lloyd's Register Hellenic Advisory Committee. He is also a member of China Classification Society Mediterranean Committee (CCS), the RINA Hellenic Advisory Committee (Registro Italiano Navale) and the Greek Committee of Nippon Kaiji Kyokai (ClassNK). He is also member of the Board of the Swedish P&I Club, the Bureau Veritas Regional Hellenic & Black Seas Committee, the Union of Greek Shipowners and the Greek Shipowners Social Welfare Company (Syn-Enosis). Mr. Bodouroglou is the Honorary Consul for the Slovak Republic in Piraeus, member of the Board of the Hellenic Australian Business Council (HABC) and an Honorary Fellow of the Institute of Chartered Shipbrokers.

George Skrimizeas has been our Chief Operating Officer since November 2006. Mr. Skrimizeas has been general manager of Allseas since May 2006. From 1996 to 2006, Mr. Skrimizeas has held various positions in Allseas, Eurocarriers and their affiliates, including general manager, accounts and human resources manager, and finance and administration manager. Mr. Skrimizeas worked as accounts manager for ChartWorld Shipping from 1995 to 1996 and as accounts and administration manager for Arktos Investments Inc. from 1994 to 1995. From 1988 to 1994, Mr. Skrimizeas was accounts and administration manager for Candia Shipping Co. S.A. and accountant and chief accounting officer—deputy human resources manager in their Athens, Romania, Hong Kong and London offices. Mr. Skrimizeas received his Bachelor of Science degree in Business Administration from the University of Piraeus, Greece in 1988 and completed the coursework necessary to obtain his Master of Science in Finance from the University of Leicester, in the United Kingdom, in 2002. Mr. Skrimizeas is a member of the Hellenic Chamber of Economics, the Hellenic Management Association, the Hellenic Association of Chief Executive Officers, the Business Advisory Committee of the ICMA center Henley Business school in the U.K. (MSC International Shipping and Finance), the Business Advisory Committee of the Alba Graduate Business School and the International Propeller Club of the United States. Mr. Skrimizeas has been nominated as the Quality Leader for the year 2014 from the Hellenic Management Association.

Nigel D. Cleave has served as a non-executive director of the Company since November 2006. In January 2017, Mr. Cleave was appointed to his current position of independent senior maritime industry advisor. Prior to this, in January 2011, Mr. Cleave was appointed chief executive officer of Videotel, the leading provider of e-learning maritime blended training systems, also serving on the executive and strategy committees of its parent company KVH Industries Inc. Prior to this, Mr. Cleave held the position of chief executive officer of Elias Marine Consultants Limited, providing a broad range of professional services. In 2006, Mr. Cleave was appointed chief executive officer of PB Maritime Services Limited, a ship management and marine services company, having previously served as group managing director of Dobson Fleet Management Limited from 1993 to 2006, a ship management company based in Cyprus. From 1991 to 1993, Mr. Cleave held the position of deputy general manager at Cyprus based ship management company Hanseatic Shipping Co. Ltd. and from 1988 to 1991, held various fleet operation roles based in London. From 1975 to 1986, Mr. Cleave held various positions at The Cunard Steamship Company plc, including serving in the ranks of navigating cadet officer to second officer, as well as financial and planning assistant, assistant to the group company secretary and assistant operations manager. Mr. Cleave graduated from the Riversdale College of Technology in the United Kingdom with an O.N.C. in Nautical Science and today is a Fellow of the Chartered Institute of Shipbrokers and the Chairman of the Cayman Islands Shipowners' Advisory Council.

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

Each of our non-employee directors receives annual compensation in the aggregate amount of $10,000 per annum, plus reimbursements for actual expenses incurred while acting in their capacity as a director. We do not have a retirement plan for our officers or directors. In addition, each of our non-employee directors is also entitled to incentive compensation, at the discretion of our Board of Directors.

Effective January 1, 2011, we entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Effective January 1, 2014, the executive services fee was adjusted to €2.9 million per annum (or $3.1 million based on the Euro/U.S. dollar exchange rate of €1.0000:$ 1.0525 as of December 30, 2016) and effective June 1, 2016 was reduced to $0.3 million per annum. On May 18, 2015, we entered into an amended and restated executive services agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of five years to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated executive services agreement remained unchanged. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Agreements with Our Managers—Executive Services Agreement.”

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

Our Board of Directors consists of the four directors named above. Our Board of Directors is elected annually, and each director elected holds office for a three-year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The term of our Class A directors, Messrs. Sigalas and Xiradakis, expires at our 2016 annual general meeting of shareholders. The term of our Class B director, Mr. Cleave, expires at our 2017 annual general meeting of shareholders. The term of our Class C director, Mr. Bodouroglou, expires at our 2018 annual general meeting of shareholders.

We are not required to have any independent members of the Board of Directors. The board of directors has determined that (i) Mr. Bodouroglou has a relationship with the company which, in the opinion of the board of directors, would not allow him to be considered as “independent director” as defined in the Marketplace Rules of The NASDAQ Stock Market and (ii) Messrs. Cleave, Sigalas and Xiradakis are each an independent director as defined in the Marketplace Rules of The NASDAQ Stock Market.

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

As of December 31, 2014, 2015 and 2016, we had two, one and 0 shoreside salaried employees, respectively. Allseas provides the services of our executive officers, who report directly to our Board of Directors, pursuant to an executive services agreement entered into between the Company and Allseas. As of each of December 31, 2014, 2015 and 2016, we had three, three and two shoreside executive officers, respectively. In addition, Mrs. Aikaterini Stoupa serves as our Corporate Secretary.

Allseas was responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. Allseas subcontracted crewing services relating to our previously-owned vessels to Crewcare, a company beneficially owned by Mr. Bodouroglou. At the time, we believed the streamlining of crewing arrangements helped to ensure that all of our former vessels were crewed with experienced seamen that had the qualifications and licenses required by international regulations and shipping conventions.

Each of our vessel-owning subsidiaries entered into manning agreements with Crewcare pursuant to which Crewcare provided manning services and crew for each of our vessels. As of December 31, 2014, 2015 and 2016, 345, 188 and 0 people were employed mainly by Crewcare to crew the vessels in our fleet, respectively. We did not experience any material work stoppages due to labor disagreements since we commenced operations in April 2006.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our executive officers and directors, individually and as a group, see “Item 7. Major Stockholders and Related Party Transactions—A. Major Shareholders.”

Equity Incentive Plan

On October 11, 2006, we adopted an equity incentive plan, as amended and restated, under which our and our affiliates’ officers, key employees, directors and consultants are eligible to receive equity awards. On October 15, 2012, we further amended and restated our amended and restated equity incentive plan to, among other things, increase the number of common shares reserved for issuance under the plan by 4,466,733 common shares to 9,966,733 common shares, which, after the 10-for-1 reverse stock split effectuated in November 2012, was adjusted to 996,673 common shares, subject to further adjustment in the event of any future distribution, recapitalization, split, merger, consolidation or the like. On March 26, 2014, our Board of Directors approved to cancel the remaining common shares reserved for issuance under the equity incentive plan.

In addition, on March 26, 2014, we adopted a new equity incentive plan, under which our and our affiliates’ officers, key employees, directors and consultants are eligible to receive equity awards. A total of 52,632 common shares was reserved for issuance under the plan, as adjusted after the 38-for-1 reverse stock split effectuated in March 2016. Our Board of Directors administers the plan. Under the terms of the plan, our Board of Directors is able to grant new options exercisable at a price per common share to be determined by our Board of Directors but in no event less than fair market value of the common share as of the date of grant. All options will expire ten years from the date of the grant. The plan also permits our Board of Directors to award restricted stock, restricted stock units, stock appreciation rights and unrestricted stock. The plan will expire on the tenth anniversary of the date the plan was adopted by our Board of Directors. As of the date of this annual report, we had 44,790 common shares remaining for issuance under the plan.

Options

As of December 31, 2015, there were outstanding and exercisable 2,800 options to purchase common shares, with an exercise price of $4,560, which vested in 2010 and expired in November 2016.

Non-vested Share Awards

All the non-vested share awards granted by us are conditioned upon the holder's continued service as an employee of the Company or our Managers or a director of the Company, as applicable, through the applicable vesting date.

No non-vested share awards were granted during 2016.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

As of April 7, 2017, there were no beneficial owners of more than five percent of outstanding common shares that we are aware of.

As of April 7, 2017, we had 47 shareholders of record, 5 of which were located in the United States and held an aggregate of 21,163,012 of our common shares, representing 96.62% of our outstanding common shares. However, one of the U.S. shareholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 21,163,001 of our common shares as of April 7, 2017. Accordingly, we believe that the shares held by CEDE & CO. include common shares beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B.	Related Party Transactions

Agreements with Our Managers

Management Agreements

Management Agreement with Allseas

We entered into separate management agreements with Allseas for each of the vessels in our fleet, pursuant to which Allseas was responsible for the commercial and technical management functions of our fleet.

Our management agreements with Allseas were amended and restated effective January 2, 2015. Effective from January 2, 2015, we and Allseas mutually agreed to cease a portion of the services that were provided by Allseas under the terms of the original management agreements, which were taken over by Seacommercial on substantially similar terms, as discussed further below. Allseas was still responsible for the technical management and certain aspects of commercial management including, among other things, operations and freight collection services, obtaining insurance for our vessels and finance and accounting functions. Technical management services provided by Allseas includes, among other things, arranging for and managing crews, vessel maintenance, dry-docking, repairs, insurance, maintaining regulatory and classification society compliance and providing technical support. Our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou, is the sole shareholder of Allseas.

Under the terms of the amended and restated management agreements, Allseas agreed to use its best efforts to provide management services upon our request in a commercially reasonable manner and provided these services directly to us or subcontracted for certain of these services with other entities. Allseas has in-house technical management capabilities, which it continues to expand. Allseas remained responsible for any subcontracted services under the management agreements. We agreed to indemnify Allseas for losses it would incur in connection with the provision of these services, excluding losses caused by the gross negligence or willful misconduct of Allseas, its employees, subcontractors or agents. Under the agreements, Allseas’ liability for losses caused solely by its gross negligence or willful default, or that of its employees, agents or subcontractors, was limited to ten times the annual management fee payable under the management agreements, except where such loss resulted from Allseas’ unintentional or reckless act or omission.

Each amended and restated management agreement had an initial term of five years and automatically would renew for additional five-year periods, unless in each case, at least 30 days’ advance written notice of termination would be given by either party.

Under the amended and restated management agreements, Allseas was entitled to a technical management fee of €666.45 per vessel, per day (or $701.44 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016), for the twelve months commencing June 1, 2015, payable on a monthly basis in advance, pro rata either for the calendar days these vessels were owned by us if the vessels were second-hand purchases, or from the date of the memorandum of agreement if the vessels were purchased directly from a shipyard. The technical management fee was adjusted annually based on the Eurozone inflation rate. Allseas was also entitled to (i) a superintendent fee of €500 per day (or $526 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016), for each day in excess of five days per calendar year for which a superintendent performed on site inspection; and (ii) a lump sum fee of $15,000 for pre-delivery services, including legal fees, crewing and manning fees, manual preparation costs and other expenses related to preparing the vessel for delivery, rendered during the period from the date a memorandum of agreement was signed for the purchase of any such vessel until the delivery date. We also entered into management agreements with Allseas relating to the supervision of each our contracted newbuilding vessels, pursuant to which Allseas was entitled to: (i) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel and thereafter the flat fee was paid on a pro rata basis until the vessels’ delivery to us; (ii) a daily fee of €115 (or $121 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016) per vessel commencing from the date of the vessel’s shipbuilding contract until we accept delivery of the respective vessel; and (iii) €500 (or $526 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016) per day for each day in excess of five days per calendar year for which a superintendent performed onsite inspection. The term of the management agreements expired upon completion of the construction and delivery of the vessels to us and the agreements would be terminated by either party upon 30 days’ advance written notice.

Following the sale of our vessels, the respective management agreements were terminated.

Vessels that we may acquire in the future may be managed by Allseas or unaffiliated management companies.

Brokerage Agreement with Seacommercial

On January 2, 2015, we entered into a Sale & Purchase (“S&P”) and Charter Brokerage Services Agreement with Seacommercial, a Liberian company, pursuant to agreements with each vessel-owning subsidiary. Mr. Michael Bodouroglou, the Company's Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, is the sole shareholder and Managing Director of Seacommercial. The services provided under these agreements included, among other things, negotiating charters for our vessels, monitoring various types of charters, monitoring the performance of our vessels under charter, locating, purchasing, financing and negotiating the purchase and sale of our vessels. These agreements had an initial term of five years and automatically extended for successive five year term, unless, in each case, at least 30 days' advance written notice of termination would be given by either party. In addition, the agreements would be terminated by either party for cause, as set forth in the agreements, on at least 30 days’ advance written notice. The agreements provided for (i) a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels; and (ii) a fee equal to 1.00% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf.

Following the sale of our vessels, the respective brokerage agreements were terminated.

Compensation Agreements

Compensation Agreement with Allseas

We entered into a compensation agreement with Allseas, which was amended and restated effective January 2, 2015, whereby in the event that Allseas is involuntarily terminated as the manager of our fleet, we shall compensate Allseas with a sum equal to (i) three years of management fees and commissions, based on the fleet at the time of termination; and (ii) €3.0 million (or $3.2 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016), provided that Allseas will not receive this termination fee in the event that we terminate the agreements with Allseas for cause. The agreement will continue for so long as Allseas serves as a manager of our fleet and may be terminated at any time by the mutual agreement of the parties or by either party in the event of a material breach of the terms and provisions by the other party. Following the sale of our vessels, the respective compensation agreement was terminated.

Compensation Agreement with Seacommercial

On January 2, 2015, we entered into a Compensation Agreement with Seacommercial, whereby in the event that Seacommercial is involuntarily terminated as the broker of our fleet (including the termination by Seacommercial of the agreements for cause), we shall compensate Seacommercial with an amount equal to the sum of three years of charter brokerage commissions, based on the fleet at the time of termination, provided that Seacommercial will not receive this termination fee in the event that we terminate the agreements with Seacommercial for cause. Following the sale of our vessels, the respective compensation agreement was terminated.

Administrative Services Agreement

We have entered into an administrative service agreement with Allseas pursuant to which Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities, office cleaning services and information technology services. Allseas is entitled to reimbursement on a quarterly basis of all costs and expenses incurred in connection with the provisions of its services under the agreement.

Accounting Agreement

We have entered into an accounting agreement with Allseas pursuant to which Allseas was entitled to a fee of €250,000 (or $263,125 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016) per annum, payable quarterly, for the provision of financial accounting services, and a fee of $30,000 per vessel per annum, payable quarterly, for the provision of financial reporting services. On May 18, 2015, we entered into an amended and restated accounting agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of one year to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated accounting agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by us without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, and (ii) compensation equal to three years’ annual financial accounting services fee and financial reporting fee then applicable. Effective from January 1, 2017, the financial and accounting services fee was reduced to €60,000 per annum.

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

Executive Services Agreement

We have entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of our executive officers, which include strategy, business development, marketing, finance and other services, who report directly to our Board of Directors. Allseas is entitled to an executive services fee of €2.9 million (or $3.1 million based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016) per annum. On May 18, 2015, we entered into an amended and restated executive services agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of five years to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated executive services agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by us without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, (ii) compensation equal to three years’ annual executive services fee then applicable, and (iii) 78,948 of our common shares, issued for no consideration on the date of termination. Effective from June 1, 2016, the executive services fee was reduced to $300,000 per annum.

Manning Agreements

Allseas subcontracted crewing services relating to our vessels to Crewcare, a Philippines company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, Mr. Michael Bodouroglou. Each of our vessel-owning subsidiaries entered into a manning agreement with Crewcare. Manning services were provided under the agreements in exchange for a monthly fee of $95 per seaman for all officers and crew who served on board each vessel, plus a recruitment fee of $120 per seaman, payable on a one-off basis. In addition, the agreements also provided for a fee of $30 per seaman for in-house training and a fee of $50 per seaman for extra in-house training. The fees under the manning agreements were subject to amendment on an annual basis. Following the sale of our vessels, the respective manning agreements were terminated.

Cadetship Program Agreement

On October 5, 2013, Allseas on behalf of each of our ship-owning subsidiaries entered into a cadetship program agreement with Crewcare, pursuant to which Crewcare, at its own cost, was responsible for recruiting and training cadets to be assigned to the vessels. These services were provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for one-year on board training. The agreement had an initial term of one year with the option to renew for one more year by mutual agreement. Following the sale of our vessels, the respective cadetship program agreements were terminated.

Agreement with Allseas

As of December 31, 2015, we did not take delivery of the Ultramax newbuilding drybulk carrier with Hull number DY4050 from Yangzhou Dayang Shipbuilding Co. Ltd., or Dayang, that was scheduled to be delivered in the fourth quarter of 2015. Furthermore, we sent to Dayang notices for the cancellation of the Ultramax newbuilding drybulk carrier with Hull number DY4052 that was scheduled to be delivered at the end of December 2015. Dayang rejected such cancellation notices and related arbitration proceedings commenced in London thereafter. In May 2016, we received notice from Dayang to take delivery of Hull number DY4050. On May 24, 2016, Dayang sent a default notice for Hull number DY4050 to us and it commenced arbitration proceedings. We lacked the resources to undertake potential liabilities and litigation risks and costs associated with the delivery of vessels and on June 6, 2016, we entered into an agreement with Allseas, pursuant to which we sold all the issued and outstanding share capital of Amphitrite Shipping Inc. and Mirabel International Maritime Co. owning the shipbuilding contracts for the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052, respectively, to entities nominated by Allseas and Allseas agreed to write-off approximately $2.0 million in amounts due from us, waived fees for certain services it provided to us and assumed all contractual obligations under the shipbuilding contracts with Dayang in relation to the construction of the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052 in return for 550,000 of our Class A common shares, which were issued to Loretto.

Commercial Services Agreement

On December 1, 2016, we entered into commercial services agreement with Milia, incorporated in Liberia in September 2012, which is the owner of the Liberian flag drybulk vessel M/V Mykonos Seas, and is beneficially owned by Mr. Michael Bodouroglou. The agreement has an initial term of five years and automatically extends for successive five year term, unless, in each case, at least 30 days advance written notice of termination is given by either party. In addition, the agreement may be terminated by either party for cause, as set forth in the agreement, on at least 30 days advance written notice. The agreement provides for (i) a chartering commission equal to 2% on the gross freight, demurrage and charter hire collected from the employment of the vessel and (ii) sale & purchase commission equal to 1% of the contract price, calculated in accordance with the relevant memorandum of agreement, of any vessel bought or sold on behalf of Milia.

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

If we no longer beneficially own shares representing at least 5% of the total issued and outstanding common shares of Box Ships or Mr. Michael Bodouroglou is no longer a director or executive officer of both our Company and Box Ships, then our obligations under this agreement will terminate. As of the date of this annual report, we no longer beneficially own shares representing at least 5% of the total issued and outstanding shares of Box Ships common stock and therefore are currently not subject to the terms of the agreement.

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

Lease of Office Space

We have entered into a rental agreement to lease office space in Athens, Greece, with Granitis Glyfada Real Estate Ltd., a company beneficially owned by our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. The term of the lease is for five years, expiring in September 2017. Effective June 2, 2016, the monthly rental was €1,500 (or $1,579 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016), plus 3.6% tax.

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

Dividend Policy

In light of the continued decline of charter rates and the related decline in asset values in the drybulk market, as well as a highly challenged financing environment, our Board of Directors, beginning with the first quarter of 2011, has suspended payment of our common share quarterly dividend. Our dividend policy will be assessed by the Board of Directors from time to time. The suspension allows us to retain cash and increase our liquidity so we are in a better position to capitalize on investment opportunities during the weakened market conditions. Until market conditions improve, it is unlikely that we will reinstate the payment of dividends. In addition, other external factors, such as our indebtedness imposing restrictions on our ability to pay dividends under the terms of our debt agreements, may limit our ability to pay dividends.

Our previous dividend policy was to declare and pay quarterly dividends to the holders of our common shares in March, May, August and November of each year in amounts substantially equal to our available cash flow from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and interest expense) and any reserves our Board of Directors determined we should maintain for reinvestment in our business to cover, among other things, dry-docking, intermediate and special surveys, liabilities and other obligations, interest expense and debt amortization, acquisitions of new assets and working capital.

The declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of future dividend payments, if any, will depend on our earnings, financial condition, cash requirements and availability, vessels acquisitions, the restrictions in our future debt agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

Because we are a holding company with no material assets other than the shares of our subsidiaries, which will directly own the vessels in our fleet, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. We cannot assure you that, after the sale of our vessels during 2016, we will have any sources of income from which dividends may be paid.

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

Our common shares commenced trading on the NASDAQ Global Market on August 9, 2007 under the symbol “PRGN.” On March 24, 2010, our common shares stopped trading on the NASDAQ Global Market and commenced trading on the NYSE under the symbol “PRGN”. On April 19, 2013, our common shares stopped trading on the NYSE and commenced trading on the NASDAQ Global Market under the symbol “PRGN.” In addition, our Notes started trading on the NASDAQ Global Market on September 5, 2014 under the ticker symbol “PRGNL”. In November 2015, we transferred the listing of our common shares to the NASDAQ Capital Market from the NASDAQ Global Market. On June 6, 2016 we commenced trading of our common shares to the OTC Markets’ OTCQB Venture Market.

The following table sets forth the high and low closing prices for each of the periods indicated for our Class A common shares.

For the year ended December 31,	High	Low
2012	$361.00	$74.86
2013	$346.18	$97.28
2014	$307.42	$87.78
2015	$101.08	$3.42
2016	$6.08	$0.10

For the quarter ended	High	Low
March 31, 2015	$101.08	$36.10
June 30, 2015	$34.20	$25.84
September 30, 2015	$43.70	$12.16
December 31, 2015	$12.16	$3.42
March 31, 2016	$6.08	$0.59
June 30, 2016	$2.64	$0.26
September 30, 2016	$0.86	$0.25
December 31, 2016	$0.37	$0.10
March 31, 2017	$0.13	$0.02

For the month ended	High	Low
October 2016	$0.28	$0.16
November 2016	$0.37	$0.10
December 2016	$0.16	$0.10
January 2017	$0.13	$0.10
February 2017	$0.11	$0.06
March 2017	$0.06	$0.02
April 2017 (1)	$0.02	$0.01

(1)	Through and including April 7, 2017.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and articles of association

Our Amended and Restated Articles of Incorporation were filed as Exhibit 1 to our Report on Form 6-K filed with the SEC on April 21, 2010 and incorporated by reference into Exhibit 3.1 to our Registration Statement on Form F-3 (Registration No. 333-164370) declared effective by the SEC on February 5, 2010. We filed Articles of Amendment to our amended and restated articles of incorporation on Form 6-K filed with the SEC on November 6, 2012, which were incorporated by reference into our Registration Statement on Form F-3 (Registration No. 333-164370), pursuant to which we effectuated a 10-for-1 reverse stock split of our issued and outstanding common shares, par value $0.001 per share, effective as of the close of trading on the NYSE on November 5, 2012. Our common shares commenced trading on the NYSE on a split-adjusted basis upon the open of trading on November 6, 2012. The reverse stock split was approved by shareholders at our annual general meeting of shareholders held on October 24, 2012. The reverse stock split reduced the number of our issued and outstanding common shares from approximately 61.0 million to approximately 6.1 million and affected all issued and outstanding common shares, as well as common shares underlying stock options outstanding immediately prior to the effectiveness of the reverse stock split. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split. We again filed Articles of Amendment to our Amended and Restated Articles of Incorporation, following approval by our shareholders, pursuant to which we effectuated a 38-for-1 reverse stock split of our issued and outstanding common shares, par value $0.001 per share, effective as of March 1, 2016. As a result of the reverse stock split, every 38 shares of the Company’s pre-reverse split Class A common shares was combined and reclassified into one share of the Company’s Class A common shares. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split.

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

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 780,000,000 registered shares of stock, of which:

•	750,000,000 shares are designated as Class A common shares, par value $0.001 per share;

•	5,000,000 shares are designated as Class B common shares, par value $0.001 per share;

•	25,000,000 shares are designated as preferred stock, par value $0.001 per share, of which 1,000,000 shares are designated Series A Participating Preferred Stock in connection with the adoption of our Stockholders Rights Agreement described under “—Stockholders Rights Agreement.”

As of the date of this annual report, we had issued and outstanding 21,904,428 Class A common shares.

Stockholder Rights Plan

We adopted a stockholder rights plan on January 4, 2008, and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our Class A common shares, par value $0.001 per share to shareholders of record at the close of business on February 1, 2008. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $75, subject to adjustment, or additional common shares. The rights will expire on the earliest of (i) February 1, 2018 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of us. We believe that the shareholder rights plan should enhance the Board of Directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and adopted the plan as a matter of prudent corporate governance. On December 16, 2009, we amended the plan to exclude Innovation Holdings, Michael Bodouroglou, and their affiliated entities, from the definition of “acquiring person.”

Listing

Our common shares are traded on the OTC Markets’ OTCQB Venture Market under the symbol “PRGNF”. Financial Industry Regulatory Authority (“FINRA”) has designated the Notes as corporate bonds that are TRACE eligible under the symbol "PRGN4153414".

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

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our Class A common shares.

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

U.S. Federal Income Taxation of the Company

Taxation of Operating Income: In General

As a foreign corporation to the United States, our operating income generally is taxable in the United States if it is effectively connected with the conduct of a trade or business in the United States. In order to be effectively connected with the conduct of a trade or business in the United States, operating income must be from sources within the United States. The income we derive from providing management services is not derived from sources within the United States. Our management services are provided to companies operating outside the United States and consist of services performed outside the United States. Accordingly, we do not believe that we would be taxable in the United States on our general operating income. Special rules apply to shipping income and these are discussed below.

Taxation of Shipping Income

In the event that we derive income from the conduct of shipping operations, the taxation of such income in the United States is subject to the rules set forth below.

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

Shipping income attributable to transportation exclusively between non-U.S. ports is considered to be 100% derived from sources outside the United States. Shipping income derived from sources will not be subject to any U.S. federal income tax. Much of our income has consisted of such non-U.S. source income.

In the case of transportation that either begins or ends, but that does not both begin and end, in the United States, 50% of the income generated by such transportation is considered to be shipping income from sources within the United States. Any shipping income that we have is likely to consist of such income, which we refer to as our “U.S.-source shipping income”.

In the absence of exemption from tax under Section 883 (discussed in the next section), our gross U.S.-source shipping income (without allowances for deductions) would be subject to a 4% tax, as discussed further below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883, our U.S.-source shipping income would be exempt from U.S. federal income taxation in any taxable year if:

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

Country of Organization Requirement. The U.S. recognizes the Marshall Islands and Liberia, the jurisdictions where we and our ship-owning subsidiaries are incorporated, as granting an “equivalent exemption” to U.S. corporations. Accordingly, we and our ship-owning subsidiaries satisfy the Country of Organization Requirement. Therefore, we would be exempt from U.S. federal income taxation on any U.S.-source shipping income if we satisfied either the 50% Ownership Test or the Publicly-Traded Test.

The 50% Ownership Test. We did not satisfy the 50% Ownership Test for the 2016 Taxable Year.

The Publicly-Traded Test. As noted above, to satisfy the Publicly Traded Test a corporation’s stock must be “primarily traded” and “regularly traded” on an established securities market.

Stock of a foreign corporation will be considered to be “primarily traded” on an established securities market (under Treasury Regulations issued under Section 883) if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in a country exceeds the number of shares of each such class that are traded during that year on established securities markets in any other country. During 2017 we expect our common shares to be “primarily traded” on the OTCQB.

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

We believe that during 2016 we satisfied the regularly-traded test (and were not subject to the 5% Shareholder Override Rule) and, therefore, we met the Publicly-Traded Test. Therefore, we believe that we were exempt from U.S. federal income tax on our U.S. source shipping income for the 2016 taxable year. However, the Publicly Traded test is applied on a yearly basis and there is no assurance that we will qualify for the Section 883 exemption for a future taxable year. For example, if during a particular taxable year 5% Shareholders were to own 50% or more of our outstanding common shares on more than half the days of that taxable year, we would become subject to the 5% Shareholder Override Rule and we would not satisfy the Publicly-Traded Test or qualify for the Section 883 exemption unless we could establish that during the year there were sufficient qualified 5% Shareholders to preclude nonqualified shareholders from owning 50% or more of our common shares on more than half the days. To establish that, we and our shareholders would have to satisfy substantiation requirements regarding the identity of our shareholders. Because those requirements are onerous, there is no assurance that we would be able to satisfy them.

Taxation in Absence of Exemption under Section 883

4% tax on gross U.S.-source income. If the tax exemption of Section 883 is unavailable, our U.S.-source shipping income (if not considered to be “effectively connected” with the conduct of a U.S. trade or business, as discussed below) would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the “4% gross tax regime.” Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as U.S.-source shipping income, under the 4% gross tax regime the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2%. In the year ended December 31, 2016, approximately 28% of our shipping income was attributable to the transportation of cargoes either to or from a U.S. port; accordingly, 50% of that income, or approximately 14% of our shipping income was U.S.-source shipping income. In the absence of exemption from tax under Section 883, we would have been subject to a 4% tax on our gross U.S.-source shipping income (or a tax of approximately $0.01 million) for the year ended December 31, 2016.

Tax on effectively-connected income. If the exemption under Section 883 is unavailable and if any U.S.-source shipping income were considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35% (rather than to the 4% gross tax regime). In addition, we may be subject to the 30% “branch profits” tax on earnings “effectively connected” with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business. (However, under typical charter party agreements, these taxes would be recovered from the charterers.)

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S.-source shipping income were attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

Even if we resume shipping operations we do not intend to have any vessel operating to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of any shipping operations and other activities, we believe that none of our U.S.-source shipping income would be “effectively connected” with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. The sales of our vessels during 2016 occurred outside the United States and it is expected that the sale of any vessel acquired by us in the future would also be considered to occur outside of the United States.

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

Dividends paid on our Class A common shares to a U.S. Holder will not be treated as “qualified dividend income” taxable at preferential tax rates (to certain U.S. Holders such as individuals and certain trusts) because our Class A common shares presently trade only on the OTCQB, which is not an established securities market for purposes of the qualified dividend income rule. Therefore, any dividends paid by us will be taxed as ordinary dividend income to a U.S. Holder.

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

Based on our current and anticipated operations, we do not believe that we are currently a PFIC or will be treated as a PFIC for any future taxable year. However, our status as a PFIC will depend in part upon the operations of any vessels we may acquire. Therefore, we can give no assurances as to whether we will be a PFIC with respect to any taxable year. In making the determination as to whether we are a PFIC, we intend to treat any gross income that we derive or are deemed to derive from the time chartering and voyage chartering activities (whether conducted directly or through participation in a pool) of us or any of our wholly-owned subsidiaries as services income, rather than rental income. We believe there is substantial legal authority supporting our position, consisting of case law and IRS pronouncements, concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. Since we are taking the position that such income should not constitute passive income, we are also taking the position that any assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. On the other hand, any income we derive from bareboat chartering activities will likely be treated as passive income for purposes of the income test. Likewise, any assets utilized in the performance of bareboat chartering activities will likely be treated as generating passive income for purposes of the asset test.

Our status as a PFIC could also be affected by our activities at times that we do not own any shipping assets and are not in the shipping business. For example, if most of our assets were not used in the conduct of a business operation, but were investment-type assets earning passive income, and we had very little management services income at the time, our passive assets might equal or exceed 50% of our total assets and/or our passive income might equal or exceed 75% of our total income, which would make us a PFIC and make our shareholders subject to the PFIC taxation rules. We do not expect such circumstances to arise and, if they did, we would not in any event expect our passive income to be substantial.

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

Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (higher thresholds for reporting apply to different categories of taxpayers or as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, the common shares, unless the shares are held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their obligations to file Form 8938.

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

Interest Rates

The international drybulk industry is capital intensive, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with London Inter-Bank Offered Rate, or LIBOR. Increasing interest rates could adversely impact future earnings. In order to mitigate this specific market risk we entered into interest rate swap agreements. The purpose of the agreements was to manage interest cost and the risk associated with changing interest rates by limiting our exposure to interest rate fluctuations within the ranges stated below. As an indication of the extent of our sensitivity to interest rates changes based upon our debt level and interest rate swap agreements, a 100 basis points increase in interest rates would have resulted in a net increase in interest expense (including interest rate swap agreements) of approximately $1.6 million and $0.3 million for the years ended December 31, 2015 and 2016, respectively.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred approximately 28% and 21% of our expenses in currencies other than U.S. dollars (mainly in Euros) for each of the years ended December 31, 2015 and 2016. This increase mainly relates to the increase in the amounts that were payable in Euros under our Agreements with Allseas as discussed in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”. For accounting purposes, expenses incurred in currencies other than into U.S. dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not normally hedge currency exchange risks relating to operations and our operating results could be adversely affected as a result. However, due to our relatively low percentage exposure to currencies other than our base currency, which is the U.S. dollar, we believe that such currency movements will not have a material effect on us and as such we do not hedge these exposures as the amounts involved do not make hedging economic. The impact of a 10% increase in exchange rates, on the level of expenses incurred for the years ended December 31, 2015 and 2016 in currencies other than U.S. dollars, would be approximately $0.9 million and $0.1 million, respectively.

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

a) Disclosure Controls and Procedures

Management, including our Chief Executive Officer and our Interim Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation, our Chief Executive Officer and our Interim Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2016.

b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and our Interim Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. GAAP.

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2016 is effective.

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

Our audit committee has designated George Xiradakis as our “audit committee financial expert,” as that term is defined in Item 407 of Regulation S-K promulgated by the SEC. Our Board of Directors has determined that Mr. Xiradakis is independent according to Rule 10A-3 of the Exchange Act and NASDAQ independence rules.

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

The table below sets forth the total fees for the services performed by our principal accountants Ernst & Young (Hellas) Certified Auditors-Accountants S.A., which we refer to as the Independent Registered Public Accounting Firm. The table below also identifies these amounts by category of services:

Amounts stated in USD	2015	2016
Audit fees	$310,838	$64,413
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total	$310,838	$64,413

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

The audit committee charter sets forth our policy regarding retention of the independent auditors, giving the audit committee responsibility for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, our audit committee pre-approves the audit and non-audit services performed by our independent auditors in order to assure that they do not impair the auditor’s independence from the Company. Engagements for proposed services to be performed by the independent auditors either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2016.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Paragon Shipping Inc., incorporated by reference to Exhibit 1 to the Company’s Report on Form 6-K, filed with the SEC on April 21, 2010.
1.2	Article of Amendment to the Amended and Restated Articles of Incorporation of Paragon Shipping Inc., incorporated by reference to Exhibit 1.1 to the Company’s Report on Form 6-K, filed with the SEC on November 6, 2012.
1.3	Amended and Restated By-laws of the Company, incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on August 15, 2007.
1.4	Articles of Amendment to the Amended and Restated Articles of Incorporation, incorporated by referenced to Exhibit 3.01 to the Company’s Report on Form 6-K, filed with the SEC on February 29, 2016.
2.1	Form of Share Certificate, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form F-1 (File No. 333-143481), filed with the SEC on June 4, 2007.
4.1	Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009, incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on March 31, 2010.
4.2	Supplemental Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc. relating to Purchase Agreement between the Company, Allseas Marine S.A. and Loretto Finance Inc., dated November 10, 2009, incorporated by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F, filed with the SEC on April 3, 2013.
4.3	Non-Competition Agreement between Box Ships Inc., Paragon Shipping and Michael Bodouroglou, incorporated by reference to Exhibit 4.11 to the Annual Report on Form 20-F of Box Ships Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 16, 2012.
4.4	Form of Manning Agreement between vessel owning subsidiaries of Paragon Shipping Inc. and Crewcare Inc., incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.
4.5	Administrative Services Agreement, dated November 12, 2008, between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012.
4.6	Paragon Shipping Inc. 2014 Equity Incentive Plan, dated March 26, 2014, incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.

4.7	Form of Amended and Restated Management Agreement between vessel owning subsidiaries of Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.63 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.8	Form of S&P and Charter Brokerage Services Agreement between vessel owning subsidiaries of Paragon Shipping Inc. and Seacommercial Shipping Services S.A., incorporated by reference to Exhibit 4.64 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.9	Amended and Restated Compensation Agreement, dated January 2, 2015, between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.65 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.10	Compensation Agreement, dated January 2, 2015, between Paragon Shipping Inc. and Seacommercial Shipping Services S.A., incorporated by reference to Exhibit 4.66 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.11	Base Indenture dated August 8, 2014 between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 8.375% Senior Notes due 2021, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 6-K, filed with the SEC on August 12, 2014.
4.12	First Supplemental Indenture dated August 8, 2014 between the Company and Deutsche Bank Trust Company Americas, as trustee, relating to the Company’s 8.375% Senior Notes due 2021, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 6-K, filed with the SEC on August 12, 2014.

4.13	Loan Agreement, dated May 6, 2014, by and between Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Lead Arrangers and Swap Banks, and Nordea Bank Finland PLC London Branch, as Agent, Bookrunner and as Security Trustee, relating to a $160,000,000 facility to finance and/or refinance two Kamsarmax bulk carriers, four Handysize bulk carriers, two Panamax bulk carriers and two Ultramax bulk carriers, incorporated by reference to Exhibit 4.70 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.14	Sixth Supplemental Agreement, dated September 30, 2014, relating to a secured credit facility of up to $90,000,000 to Paragon Shipping Inc., as Borrower, provided by the banks and financial institutions listed therein, as Lenders, Unicredit Bank AG, as Arranger, Agent and Security Trustee, and Unicredit Bank AG, as Swap Bank, incorporated by reference to Exhibit 4.71 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.15	Seventh Supplemental Agreement, dated March 27, 2015, relating to a secured credit facility of up to $90,000,000 to Paragon Shipping Inc., as Borrower, provided by the banks and financial institutions listed therein, as Lenders, Unicredit Bank AG, as Arranger, Agent and Security Trustee, and Unicredit Bank AG, as Swap Bank, incorporated by reference to Exhibit 4.72 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 17, 2015.
4.16	Shipbuilding Contract dated February 26, 2014, by and among Dolphin Sunrise Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd., incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.17	Shipbuilding Contract dated February 26, 2014, by and among Nautilus Investment Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd., incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.18	Shipbuilding Contract dated February 26, 2014, by and among Oceanus Investments Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd., incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.19	Addendum 1, dated April 11, 2014, to Shipbuilding Contract dated February 26, 2014, by and among Dolphin Sunrise Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd., incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.20	Addendum 1, dated April 11, 2014, to Shipbuilding Contract dated February 26, 2014, by and among Nautilus Investment Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd., incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.21	Addendum 1, dated April 11, 2014, to Shipbuilding Contract dated February 26, 2014, by and among Oceanus Investments Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd., incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.

4.22	Addendum 2, dated May 29, 2015, to Shipbuilding Contract dated February 26, 2014, by and among Dolphin Sunrise Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd., incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.23	Addendum 2, dated May 29, 2015, to Shipbuilding Contract dated February 26, 2014, by and among Nautilus Investment Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd., incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.24	Addendum 2, dated May 29, 2015, to Shipbuilding Contract dated February 26, 2014, by and among Oceanus Investments Limited, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd., incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.25	Addendum 3, dated March 21, 2016, to Shipbuilding Contract dated February 26, 2014, by and among Dolphin Sunrise Limited, Nautilus Investment Limited and Oceanus Investments Limited, as buyers, Jiangsu Tianchen Marine Import & Export Co., Ltd., Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzijiang Shipbuilding Co., Ltd., incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.26	Amended and Restated Accounting Agreement, dated May 18, 2015, by and between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.27	Amended and Restated Executive Services Agreement, dated May 18, 2015, by and between Paragon Shipping Inc. and Allseas Marine S.A., incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.28	Deed of Release of Security, dated July 30, 2015, from the banks and financial institutions listed therein, HSH Nordbank AG, Aclyone International Marine Inc., Neptune International Shipping & Trading S.A. and Paloma Marine S.A. to Paragon Shipping Inc., incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.29	Settlement Agreement, dated December 8, 2015, by and among Paragon Shipping Inc., Reading Navigation Co., Donna Marine Co., Protea International Inc., the banks and financial institutions listed therein, and Commerzbank AG, incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.30	Fifth Supplemental Agreement, dated January 7, 2016, by and among Paragon Shipping Inc., as Borrower, and the banks and financial institutions listed therein, as Lenders, and the banks and financial institutions listed therein, as Swap Banks, and The Governor and Company of the Bank of Ireland, as Arranger, Agent and Security Trustee, relating to the Loan Agreement, dated March 30, 2009 (as amended), for a term loan facility of up to $30,000,000, incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.31	Form of Securities Purchase Agreement, dated January 27, 2016, by and between the Company and Kyros Investments Ltd., incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed with the SEC on January 28, 2016.

4.32	Form of Convertible Note, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K, filed with the SEC on January 28, 2016.
4.33	Form of Exchange Agreement, dated January 27, 2016, by and between the Company and the Holder, incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 6-K, filed with the SEC on January 28, 2016.
4.34	Settlement Agreement, dated March 9, 2016, by and among Paragon Shipping Inc., the various ship owners, Allseas Marine S.A., Nordea Bank AB, Skandinaviska Enskilda Banken, ITF International Transport Finance Suisse AG and NIBC Bank N.V., incorporated by reference to Exhibit 4.34 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.35	Form of Exchange Agreement, dated April 6, 2016, by and between the Company and the Holder, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed with the SEC on April 7, 2016.
4.36	Notice of Cancellation of PIK Note Certificate, dated April 11, 2016, from Bank of Ireland Group to Paragon Shipping, incorporated by reference to Exhibit 4.36 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.37	Deed of Release and Reassignment, dated April 25, 2016, from The Governor and Company of the Bank of Ireland in favor of Paragon Shipping Inc., Fairplay Maritime Ltd. and Allseas Marine S.A., incorporated by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on May 12, 2016.
4.38	Form of Main Agreement, dated June 6, 2016, by and between the Company and Allseas Marine S.A., incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed with the SEC on June 6, 2016.
4.39	Form of Share Purchase Agreement, dated June 6, 2016, by and between the Company and Allseas Marine S.A., incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K, filed with the SEC on June 6, 2016.
4.40	Form of Securities Purchase Agreement, dated June 17, 2016, by and between the Company and Kyros Investments Ltd., incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed with the SEC on June 22, 2016.
4.41	Form of Convertible Note, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K, filed with the SEC on June 22, 2016.
4.42	Form of Securities Purchase Agreement, dated November 11, 2016, by and between the Company and Subclon Investments Ltd., incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed with the SEC on November 16, 2016.
4.43	Form of Convertible Note, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K, filed with the SEC on November 16, 2016.
8.1	Subsidiaries of Paragon Shipping Inc.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Interim Principal Financial Officer
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Interim Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2015 and 2016;

(ii) Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2014, 2015 and 2016;

(iii) Consolidated Statements of Stockholders' Equity/(Deficit) for the years ended December 31, 2014, 2015 and 2016;

(iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016; and

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

Dated: April 10, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Paragon Shipping Inc.

We have audited the accompanying consolidated balance sheets of Paragon Shipping Inc. (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income/(loss), shareholders' equity/(deficit) and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Paragon Shipping Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company disclosed that as of December 31, 2016 it was not current with certain payments due in respect with the unsecured senior notes and it is probable that will be unable to meet scheduled interest payments. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amount, amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

April 10, 2017

PARAGON SHIPPING INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2016

(Expressed in United States Dollars, except for share data)

	Notes	2015	2016
ASSETS
CURRENT ASSETS:

Cash and cash equivalents		$-	$331,300
Restricted cash		2,496,369	-
Trade receivables, net	2	2,883,417	23,764
Other receivables		487,238	53,204
Prepaid expenses		1,115,017	90,030
Due from related parties	4	220,568	6,157
Inventories		1,260,929	-
Vessels held for sale	6	13,740,200	-
Total current assets		22,203,738	504,455

FIXED ASSETS:
Vessels, net	6	73,928,185	-
Advances for vessels under construction	5	10,845,000	-
Other fixed assets, net	2, 6	247,605	195,311
Total fixed assets		85,020,790	195,311

Other assets		6,183	6,183
Restricted cash		10,000	10,000

Total Assets		$107,240,711	$715,949

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT LIABILITIES:
Trade accounts payable		$2,818,241	$535,322
Accrued expenses		3,436,607	1,852,225
Due to related parties	4	1,259,780	337,904
Interest rate swaps	8	18,700	-
Deferred income		221,605	-
Liabilities associated with vessels held for sale	7	47,587,119	-
Current portion of long-term debt	7	97,086,782	16,574,961
Total current liabilities		152,428,834	19,300,412

Total liabilities		152,428,834	19,300,412

COMMITMENTS AND CONTINGENCIES	14

SHAREHOLDERS' DEFICIT:
Preferred shares, $0.001 par value; 25,000,000 authorized; none issued and outstanding	9	-	-
Class A common shares, $0.001 par value; 750,000,000 authorized; 664,458 and 10,821,336 issued and outstanding at December 31, 2015 and 2016, respectively	9	665	10,821
Class B common shares, $0.001 par value; 5,000,000 authorized; none issued and outstanding	9	-	-
Additional paid-in capital	9	536,225,387	539,032,539
Accumulated deficit		(581,414,175)	(557,627,823)
Total shareholders' deficit		(45,188,123)	(18,584,463)

Total Liabilities and Shareholders' Deficit		$107,240,711	$715,949

The accompanying notes are an integral part of the consolidated financial statements.

PARAGON SHIPPING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Expressed in United States Dollars)

	Notes	2014	2015	2016
REVENUE:
Commercial services fees – related party	4	$-	$-	$6,157
Charter revenue		58,138,104	35,884,659	2,097,103
Commissions (including related party of $708,153, $437,817 and $24,931 in 2014, 2015 and 2016, respectively)	4	(3,374,426)	(2,168,704)	(122,326)
Net Revenue		54,763,678	33,715,955	1,980,934

EXPENSES / (INCOME):
Voyage expenses, net		14,744,648	7,562,879	1,005,751
Vessels operating expenses (including related party of $1,282,699, $1,203,487 and $46,104 in 2014, 2015 and 2016, respectively)	4	22,666,036	21,245,142	3,063,747
Dry-docking expenses (including related party of $123,840, $71,057 and $0 in 2014, 2015 and 2016, respectively)	4	2,193,110	1,378,210	8,728
Management fees - related party	4	6,266,270	4,840,491	575,258
Depreciation	6	18,357,377	16,913,785	52,294
General and administrative expenses (including related party of $5,775,899, $3,276,739 and $495,261 in 2014, 2015 and 2016, respectively)	4, 10	8,707,819	5,971,644	2,175,945
Loss related to vessels held for sale (including related party of $0, $775,050 and $0 in 2014, 2015 and 2016, respectively)		-	116,788,543	-
Impairment loss (including related party of $0, $0 and $198,487 in 2014, 2015 and 2016, respectively)	4, 5	15,695,282	96,643,651	11,615,889
Bad debt provisions		130,720	1,017	109,273
(Gain) / loss from sale of assets (including related party of $745,000, $87,079 and $66,053 in 2014, 2015 and 2016, respectively)	4	(402,805)	26,660,515	2,037,128
Loss from marketable securities, net		25,529	134,529	-
Other expenses	11	210,709	238,419	285,973
Total Expenses		88,594,695	298,378,825	20,929,986

Operating loss		(33,831,017)	(264,662,870)	(18,949,052)

OTHER INCOME / (EXPENSES):
Interest and finance costs		(9,324,395)	(9,818,079)	(3,807,740)
Loss on derivatives, net	8	(387,740)	(213,007)	-
Interest income		20,940	4,497	281
Equity in net income of affiliate		471,079	173,002	-
Gain from debt extinguishment	7	-	5,921,524	42,312,609
Loss on investment in affiliate		(8,840,343)	(206,835)	-
Other income	7	-	-	4,290,000
Foreign currency gain / (loss), net		95,295	94,446	(59,746)
Total other (expenses) / income, net		(17,965,164)	(4,044,452)	42,735,404

NET (LOSS) / INCOME		$(51,796,181)	$(268,707,322)	$23,786,352

Other Comprehensive Income / (Loss)
Unrealized gain on cash flow hedges		131,238	-	-
Transfer of realized loss on cash flow hedges to “Interest and finance costs”		98,656	-	-
Equity in other comprehensive income of affiliate		16,139	-	-
Transfer of equity in other comprehensive loss of affiliate to “Loss on investment in affiliate”		-	13,779	-
Unrealized (loss) / gain on change in fair value of marketable securities		(162,737)	2,678	-
Transfer of loss on change in fair value of marketable securities to “(Gain) / loss from marketable securities, net”		25,529	134,529	-
Total Other Comprehensive Income / (Loss)		108,825	150,986	-

COMPREHENSIVE (LOSS) / INCOME		$(51,687,356)	$(268,556,336)	$23,786,352

(Loss) / earnings per Class A common share, basic	13	$(82.84)	$(409.93)	$5.41
(Loss) / earnings per Class A common share, diluted	13	$(82.84)	$(409.93)	$2.03

The accompanying notes are an integral part of the consolidated financial statements.

PARAGON SHIPPING INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY / (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Expressed in United States Dollars, except for share data)

	Class A Shares
	Number of shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total

BALANCE, January 1, 2014	464,986	$465	$493,820,795	$(259,811)	$(260,910,672)	$232,650,777

Issuance of Class A common shares	182,124	182	39,740,970	-	-	39,741,152
Cancellation of Class A common shares	(790)	(1)	(170,460)	-	-	(170,461)
Issuance of non-vested Class A common share awards	6,632	7	(7)	-	-	-
Cancellation of non-vested Class A common share awards	(79)	(0)	0	-	-	-
Share based compensation	-	-	1,866,431	-	-	1,866,431
Net loss	-	-	-	-	(51,796,181)	(51,796,181)
Other comprehensive income	-	-	-	108,825	-	108,825

BALANCE, December 31, 2014	652,873	$653	$535,257,729	$(150,986)	$(312,706,853)	$222,400,543

Issuance of Class A common shares	9,651	10	745	-	-	755
Issuance of non-vested Class A common share awards	2,632	3	(3)	-	-	-
Cancellation of non-vested Class A common share awards	(698)	(1)	1	-	-	-
Share based compensation	-	-	966,915	-	-	966,915
Net loss	-	-	-	-	(268,707,322)	(268,707,322)
Other comprehensive income	-	-	-	150,986	-	150,986

BALANCE, December 31, 2015	664,458	$665	$536,225,387	$-	$(581,414,175)	$(45,188,123)

Issuance of Class A common shares	10,156,878	10,156	2,484,339	-	-	2,494,495
Share based compensation	-	-	322,813	-	-	322,813
Net income	-	-	-	-	23,786,352	23,786,352

BALANCE, December 31, 2016	10,821,336	$10,821	$539,032,539	$-	$(557,627,823)	$(18,584,463)

The accompanying notes are an integral part of the consolidated financial statements.

PARAGON SHIPPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Expressed in United States Dollars)

	2014	2015	2016
Cash Flows from Operating Activities:
Net (loss) / income	$(51,796,181)	$(268,707,322)	$23,786,352
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Depreciation	18,357,377	16,913,785	52,294
Loss related to vessels held for sale	-	116,432,515	-
Impairment loss	15,695,282	96,643,651	10,845,000
Loss on investment in affiliate	8,840,343	206,835	-
(Gain) / loss from sale of assets	(402,805)	26,660,515	1,621,514
Amortization and write off of financing costs	2,108,716	2,652,909	1,435,220
Bad debt provisions	130,720	1,017	109,273
Share based compensation	1,866,431	967,670	322,813
(Gain) / loss from marketable securities, net	25,529	134,529	-
Gain from debt extinguishment	-	(5,500,000)	(40,791,265)
Unrealized gain on interest rate swaps	(504,602)	(522,090)	(18,700)
Equity in net income of affiliate, net of dividends received	(471,079)	(173,002)	-
Interest on convertible notes and exchange agreements	-	-	21,356
Changes in assets and liabilities:
Trade receivables, net	1,383,932	4,137,154	2,750,380
Other receivables	(673,144)	765,893	434,034
Prepaid expenses	46,167	(611,908)	1,024,987
Inventories	(868,623)	662,210	1,260,929
Due from related parties	(861,314)	668,716	214,411
Trade accounts payable	75,994	209,079	(2,282,919)
Accrued expenses	1,285,140	113,925	(1,542,703)
Due to related parties	84,280	1,093,426	(921,876)
Deferred income	(504,006)	(11,640)	(221,605)
Net Cash used in Operating Activities	(6,181,843)	(7,262,133)	(1,900,505)

Cash Flows from Investing Activities:
Net proceeds from sale of assets	9,995,000	12,838,398	12,118,686
Acquisition of vessels and capital expenditures	(110,664,356)	(4,955,986)	-
Proceeds from the sale of marketable securities	498,056	958,215	-
Net proceeds from the sale of investment in affiliate	-	2,936,196	-
Other fixed assets	(496,093)	(72,604)	-
(Increase in) / release of restricted cash	(3,879,172)	11,382,803	2,496,369
Net Cash (used in) / from Investing Activities	(104,546,565)	23,087,022	14,615,055

Cash Flows from Financing Activities:
Proceeds from long-term debt	179,144,427	-	-
Repayment of long-term debt	(128,480,615)	(22,290,903)	(13,883,250)
Purchase of treasury stock	(170,460)	-	-
Payment of financing costs	(3,777,546)	(564,493)	-
Proceeds from the issuance of Class A common shares	42,235,790	53,640	-
Class A common shares offering costs	(2,494,638)	(53,640)	-
Proceeds from convertible notes	-	-	1,500,000
Net Cash from / (used in) Financing Activities	86,456,958	(22,855,396)	(12,383,250)

Net (decrease) / increase in cash and cash equivalents	(24,271,450)	(7,030,507)	331,300

Cash and cash equivalents at the beginning of the year	31,301,957	7,030,507	-

Cash and cash equivalents at the end of the year	$7,030,507	$-	$331,300

Supplemental disclosure of cash flow information
Cash paid during the year for interest (excluding capitalized interest)	$5,000,188	$6,229,875	$50,000
Non-cash investing activities – unpaid capital expenditures for acquisition of vessels	$572,561	$368,167	$-
Non-cash financing activities – unpaid financing costs	$395,000	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

1.	Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. (“Paragon”) is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 and was engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carriers. In December 2006, Paragon established a branch in Greece under the provision of Law 89 of 1967, as amended. Following the sale of all of its vessels, discussed in Notes 5 and 6, the Company on December 1, 2016 entered into commercial services agreement with an entity affiliated with Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer (Note 4).

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Paragon Shipping Inc. and its wholly-owned subsidiaries (collectively the “Company”) listed below:

Non-Vessel Owning Subsidiaries:

Vessel Owning Company	Date of Incorporation	Country of Incorporation	Vessel’s Name	Delivery Date	Sale Date
Trade Force Shipping S.A. (1)	November 15, 2006	Marshall Islands	Deep Seas	December 2006	January 2016
Frontline Marine Company	November 15, 2006	Marshall Islands	Calm Seas	December 2006	January 2016
Fairplay Maritime Ltd. (1)	November 15, 2006	Marshall Islands	Kind Seas	December 2006	January 2016
Donna Marine Co. (1)	July 4, 2007	Marshall Islands	Pearl Seas	August 2007	January 2016
Imperator I Maritime Company (1)	September 27, 2007	Marshall Islands	Coral Seas	November 2007	May 2016
Canyon I Navigation Corp.	September 27, 2007	Marshall Islands	Golden Seas	December 2007	March 2016
Coral Ventures Inc.	August 5, 2009	Liberia	Prosperous Seas	May 2012	March 2016
Winselet Shipping And Trading Co. Ltd. (1)	April 6, 2010	Liberia	Precious Seas	June 2012	March 2016
Aminta International S.A.	May 5, 2010	Liberia	Priceless Seas	January 2013	April 2016
Adonia Enterprises S.A.	May 5, 2010	Liberia	Proud Seas	January 2014	March 2016
Dolphin Sunrise Limited (2)	February 25, 2014	Marshall Islands	-	-	-
Nautilus Investment Limited (2)	February 25, 2014	Marshall Islands	-	-	-
Oceanus Investments Limited (2)	February 25, 2014	Marshall Islands	-	-	-
Explorer Shipholding Limited	November 15, 2006	Marshall Islands	-	-	-
Epic Investments Inc.	December 21, 2006	Marshall Islands	-	-	-
Protea International Inc.	July 17, 2007	Liberia	-	-	-
Amphitrite Shipping Inc. (3)	June 17, 2013	Liberia	-	-	-
Mirabel International Maritime Co. (3)	June 17, 2013	Liberia	-	-	-
Camelia Navigation S.A. (1)	November 15, 2006	Marshall Islands	-	-	-
Reading Navigation Co. (1)	July 17, 2007	Liberia	-	-	-

(1) In 2016, the Company proceeded with the dissolution of the respective subsidiaries since they were no longer active

(2) Companies related to the Kamsarmax newbuilding drybulk carriers with Hull numbers YZJ1144, YZJ1145 and YZJ1142, respectively (Note 5)

(3) Refer to Note 5

The Company outsourced the technical and commercial management of its vessels to Allseas Marine S.A. (“Allseas”) and Seacommercial Shipping Services S.A. (“Seacommercial”), both related parties wholly owned by Mr. Michael Bodouroglou, the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer (refer to Note 4).

Major Charterers: The following charterers individually accounted for more than 10% of the Company’s charter revenue for the years ended December 31, 2014, 2015 and 2016:

Charterer	Percentage of charter revenue
	2014	2015	2016
Glencore Grain B.V.	-	24.0%	30.9%
MLE Logistics & Chartering Corp.	-	-	22.4%
Louis Dreyfus Commodities	-	-	15.0%
Trafigura	-	-	10.4%
Cargill International S.A.	11.6%	-	-
Total	11.6%	24.0%	78.7%

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

2.	Significant Accounting Policies

(a)	Principles of Consolidation: The consolidated financial statements incorporate the financial statements of the Company. Income and expenses of subsidiaries acquired or disposed of during the period are included in the consolidated statements of comprehensive income / (loss) from the effective date of acquisition and up to the effective date of disposal, as appropriate. All intercompany balances and transactions have been eliminated. Paragon, as the holding company, determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 “Consolidation” a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The holding company consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%) of the voting interest. Variable interest entities (“VIE”) are entities as defined under ASC 810 that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s design and purpose and the reporting entity’s power, through voting or similar rights, to direct the activities of the other entity that most significantly impact the other entity’s economic performance. A controlling financial interest in a VIE is present when a company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, or both. Only one reporting entity, known as the primary beneficiary, is expected to be identified as having a controlling financial interest and thus is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2015 and 2016, no such interest existed.

(b)	Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Other Comprehensive Income / (Loss): The Company follows the accounting guidance relating to “Comprehensive Income,” which requires separate presentation of certain transactions that are recorded directly as components of stockholders’ equity. The Company has elected to present net income / (loss) and other comprehensive income / (loss) in a single continuous statement of comprehensive income / (loss) in its consolidated financial statements.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar. For other than derivative instruments, each asset, liability, revenue, expense, gain or loss arising from a foreign currency transaction is measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. As of balance sheet date, monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the exchange rate prevailing at the balance sheet date and any gains or losses are included in the statements of comprehensive income / (loss). As of December 31, 2015 and 2016, the Company had no foreign currency derivative instruments.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)	Restricted Cash: Restricted cash represents pledged cash deposits or minimum liquidity required to be maintained under the Company’s borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, or relates to general minimum liquidity requirements with no obligation to retain such funds in retention accounts, these deposits are classified as current assets. Otherwise they are classified as non-current assets.

(g)	Trade Receivables (net): Trade receivables (net), reflect the receivables from charters, net of an allowance for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. Allowance for doubtful accounts as of December 31, 2015 and 2016 was $602,128 and $8,428, respectively.

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

(m)	Other Fixed Assets: Other fixed assets consist of computer systems installed on board the vessels to improve their efficiency, software and a vehicle. Other fixed assets are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful life of the assets, which is estimated to be 5 years for the computer systems software, and 6 years for the Company’s vehicle. Depreciation charged in the years ended December 31, 2014, 2015 and 2016 amounted to $203,357, $226,428 and $52,294, respectively.

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

In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at fair value in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs that are not corroborated by market data.

(x)	Earnings per Share (EPS): The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period determined using the two-class method of computing earnings per share. Non-vested share awards issued are included in the two-class method and income attributable to non-vested share awards is deducted from the net income reported for purposes of calculating net income available to common shareholders used in the computation of basic earnings per share. The computation of diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Such securities include non-vested share awards for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized and common shares issuable upon exercise of the Company’s outstanding convertible notes, to the extent that they are dilutive, using the treasury method.

(y)	Subsequent Events: The Company evaluates subsequent events or transactions up to the date in which the financial statements are issued according to the requirements of ASC 855.

(z)	Recent Accounting Standards Adopted

Going Concern: In August 2014, the FASB issued ASU No. 2014-15 – Presentation of Financial Statements - Going Concern. ASU 2014-15, which provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures.  The Company has adopted the provisions of ASU 2014-05 (Note 3) on December 31, 2016.

(aa)	Recent Accounting Pronouncements:

Revenue from Contracts with Customers: In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. On July 9, 2015, the FASB voted to defer the effective date by one year to December 15, 2017 for annual reporting periods beginning after that date.  The FASB also permitted early adoption of the standard, but not before the original effective date of December 15, 2016.   Subsequent to the issuance of ASU 2014-09, the FASB issued the following ASU’s which amend or provide additional guidance on topics addressed in ASU 2014-09.  In March 2016, the FASB issued ASU No. 2016-08, “Revenue Recognition - Principal versus Agent” (reporting revenue gross versus net). In April 2016, the FASB issued ASU No. 2016-10, “Revenue Recognition - Identifying Performance Obligations and Licenses.” Lastly, in May 2016, the FASB issued No. ASU 2016-12, “Revenue Recognition - Narrow Scope Improvements and Practical Expedients.” The Company expects to adopt the new standard on its effective date. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

2.	Significant Accounting Policies - Continued

Inventories: In July 2015, the FASB issued ASU No 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company believes that the implementation of this update will not have any significant impact on its consolidated financial statements and has not elected the early adoption.

Leases: In February 2016, the FASB issued ASU No 2016-02, Leases. The standard amends the existing accounting standards for lease accounting and adds additional disclosures about leasing arrangements. The ASU requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

Stock Compensation: In March 2016, the FASB issued ASU No 2016-09, Stock Compensation, which is intended to simplify several aspects of the accounting for share-based payment award transactions. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within that year. The Company believes that the implementation of this update will not have any material impact on its financial statements.

Statement of Cash Flows: In August 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company believes that the implementation of this update will not have any material impact on its financial statements. The Company has not elected early adoption.

Restricted cash: In November 2016 the FASB issued the ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company believes that the implementation of this update will not have any material impact on its financial statements.

Business Combinations: In January 2017, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standard Update (“ASU”) 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

3.	Going Concern

As of December 31, 2016, the Company had no vessels and related debt outstanding and had shareholders’ deficit of $18,584,463. Following the sale of vessels, the Company entered into commercial services agreement with a ship-owning company affiliated with Mr. Michael Bodouroglou which currently constitutes its revenue generating operations. General and administrative expenses are expected to exceed revenues from commercial services agreement over the next 12 months from the date of issuance of the financial statements, resulting in an operating cash deficit, which is expected to continue to affect, the Company’s ability to satisfy its obligations under the senior unsecured notes. As described in Note 7, the Company is in default under its senior unsecured notes obligations. Thus, as of December 31, 2016, the Company has classified its long-term debt, net of deferred financing costs, as current.

The Company’s existence is dependent upon its ability to convert the outstanding senior unsecured notes to shares of its Class A common shares through exchange agreements or exchange offers, as discussed in Note 7. If repayment of all of the Company’s indebtedness was accelerated as a result of its current event of default, the Company may not have sufficient funds at the time of acceleration to repay its indebtedness and it may not be able to find additional or alternative financing to refinance any such accelerated obligations on terms acceptable to the Company or on any terms, which could have a material adverse effect on its ability to continue as a going concern.

The above conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company is also exploring several alternatives aiming to manage its working capital requirements and other commitments, including additional bank debt, future equity or debt security offerings including convertible notes, as well as taking steps to further reduce and/or postpone overhead and administrative expenditures. The consolidated financial statements were prepared assuming that the Company will continue as a going concern. Therefore, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

4.	Transactions with Related Parties

As of December 31, 2015, the Company did not take delivery of the Ultramax newbuilding drybulk carrier with Hull number DY4050 from Yangzhou Dayang Shipbuilding Co. Ltd., or Dayang, that was scheduled to be delivered in the fourth quarter of 2015. Furthermore, the Company sent to Dayang notices for the cancellation of the Ultramax newbuilding drybulk carrier with Hull number DY4052 that was scheduled to be delivered at the end of December 2015. Dayang rejected such cancellation notices and related arbitration proceedings commenced in London thereafter. In May 2016, the Company received notice from Dayang to take delivery of Hull number DY4050. On May 24, 2016, Dayang sent a default notice for Hull number DY4050 to the Company and it commenced arbitration proceedings. The Company lacked the resources to undertake potential liabilities and litigation risks and costs associated with the delivery of vessels and on June 6, 2016, it entered into an agreement with Allseas, pursuant to which Allseas agreed to write-off approximately $2,000,000 in amounts due from the Company, waived fees for certain services it provided to the Company and assumed all contractual obligations under the shipbuilding contracts with Dayang in relation to the construction of the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052 in return for 550,000 of the Company’s Class A common shares, which were issued to Loretto.

Further to the above transaction, the following transactions with related parties occurred during the years ended December 31, 2014, 2015 and 2016:

(a)	Allseas: The following amounts charged by Allseas are included in the accompanying consolidated statements of comprehensive income / (loss):

	2014	2015	2016
Included in Commissions
Charter hire commissions	$708,153	$-	$-
Included in Vessel operating expenses
Superintendent fees	$481,200	$580,119	$-
Included in Dry-docking expenses
Superintendent fees	$123,840	$71,057	$-
Management fees - related party
Management fees	$4,628,813	$4,139,724	$416,602
Financial accounting and reporting services	$757,442	$700,012	$158,656
Loretto agreement	$880,015	$755	$-
Total Management fees	$6,266,270	$4,840,491	$575,258
Included in General and administrative expenses
Administrative fees	$37,746	$32,843	$22,219
Executive services fees	$5,689,152	$3,203,195	$444,047
Included in (Gain) / loss from sale of assets
Vessel sale & purchase commissions	$745,000	$-	$-
Superintendent fees	$-	$17,079	$66,053
Included in Impairment loss
Newbuildings supervision and superintendent fees	$-	$-	$198,487

During the year ended December 31, 2015, Allseas charged technical management and superintendent fees relating to newbuilding vessels of $1,845,161, which were capitalized and were included in advances for vessels under construction in the accompanying 2015 consolidated balance sheet.

In January 2015, the Company’s vessel owning subsidiaries signed amended and restated management agreements with Allseas, according to which a portion of the services that were previously provided by Allseas ceased. Pursuant to the terms of the amended and restated management agreements, effective January 2015, Allseas no longer provided chartering and sale and purchase services, and as such the fees related to these services were terminated. More specifically, the commissions representing the 1.25% of the gross freight, demurrage and charter hire collected from the employment of the vessels (“Charter Hire Commission”), and the 1.00% of the price of any vessel bought, constructed or sold on behalf of the Company, calculated in accordance with the relevant memorandum of agreement (“Vessel Commission”) were no longer payable to Allseas.

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

4.	Transactions with Related Parties - Continued

(1)	Ship-Owning Company Management Agreements

(i) Management Services - Each of the ship-owning companies had a management agreement with Allseas, under which management services were provided in exchange for a fixed daily fee per vessel. This fee was subject to adjustment on June 1 of each year based on the official Eurozone inflation rate. During the years ended December 31, 2014, 2015 and 2016, Allseas charged management fees of €664.46, €666.45 and €666.45 per vessel per day, respectively.

(ii) Pre-Delivery Services – A lump sum fee of $15,000 was payable to Allseas for pre-delivery services provided during the period from the date of the Memorandum of Agreement for the purchase of the vessel, until the date of delivery.

(iii) Superintendent Services – Allseas was entitled to a superintendent fee of €500 per day for each day in excess of 5 days per calendar year for which a Superintendent performed on site inspection.

Following the sale of the last of the Company’s vessels during 2016, the respective management agreements were terminated.

(2)	Accounting Agreement – Allseas is entitled to a fee of €250,000 per annum, payable quarterly, for the provision of financial accounting services, and a fee of $30,000 per vessel per annum, payable quarterly, for the provision of financial reporting services. These fees are included in Management fees - related party in the accompanying consolidated statements of comprehensive income / (loss). On May 18, 2015, the Company entered into an amended and restated accounting agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of one year to indefinite unless terminated in accordance with the provisions of the agreement. The fees under the amended and restated accounting agreement remained unchanged. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by the Company without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, and (ii) compensation equal to three years’ annual financial accounting services fee and financial reporting fee then applicable. Effective from January 1, 2017, the financial and accounting services fee was reduced to €60,000 per annum.

(3)	Tripartite Agreement between the Company, Allseas and Loretto Finance Inc. - On November 10, 2009, the Company, Allseas, and Loretto Finance Inc. (“Loretto”), a wholly owned subsidiary of Allseas, signed a tripartite agreement, as clarified and amended by a supplemental agreement, effective from December 1, 2012, whereby in the event of a capital increase, an equity offering or the issuance of common shares to a third party or third parties in the future, other than common shares issued pursuant to the Company’s equity incentive plan as discussed in Note 10 (as the same may be further amended, amended and restated, supplemented or otherwise modified) or any future equity incentive plans may be adopted, the Company will issue, at no cost to Loretto, additional common shares in an amount equal to 2% of the total number of common shares issued pursuant to such capital increase, equity offering or third party issuance, as applicable. In accordance with the terms of the agreement, any common shares to be issued to Loretto under the agreement may only be issued once the capital increase, equity offering or third party issuance giving rise to the obligation to issue shares to Loretto under the agreement has closed and any applicable contingencies, forfeiture rights or conditions precedent relating to such capital increase, equity offering or third party issuance have lapsed or expired or have been cancelled or terminated, unless otherwise agreed by the mutual agreement of the parties. The fair value of the shares issued for no consideration are accounted as share based payment and presented as Management fees - related party in the year granted in the statement of comprehensive income / (loss). Accordingly, as of December 31, 2016, the Company has granted and issued to Loretto a total of 12,557 Class A common shares.

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

4.	Transactions with Related Parties - Continued

(4)	Administrative Service Agreement - The Company entered into an administrative service agreement with Allseas on November 12, 2008. Under the agreement, Allseas provides telecommunication services, secretarial and reception personnel and equipment, security facilities, office cleaning services and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas to be reimbursed on a quarterly basis.

(5)	Newbuildings Supervision Agreement - The Company entered into management agreements with Allseas relating to the supervision of each of the contracted newbuilding vessels, pursuant to which Allseas was entitled to: (1) a flat fee of $375,000 per vessel for the first 12 month period commencing from the respective steel cutting date of each vessel, and thereafter the flat fee was charged on a pro rata basis until the vessel’s delivery to the Company, (2) a daily fee of €115 per vessel commencing from the date of the vessel's shipbuilding contract until the Company accepts delivery of the respective vessel, and (3) €500 per day for each day in excess of 5 days per calendar year for which a superintendent performed on site inspection.

(6)	Compensation Agreement – The Company has entered into a compensation agreement with Allseas whereby in the event that Allseas is involuntarily terminated as the manager of its fleet, it shall compensate Allseas with an amount equal to the sum of (i) three years of the most recent management fees and commissions, based on the fleet at the time of termination, and (ii) €3,000,000 (or $3,157,500 based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016). Following the sale of the last of the Company’s vessels during 2016, the compensation agreement was terminated.

(7)	Executive Services Agreement – Effective January 1, 2011, the Company entered into an executive services agreement with Allseas, pursuant to which Allseas provides the services of the executive officers, which include strategy, business development, marketing, finance and other services, who report directly to the Company’s Board of Directors. Effective January 1, 2014, the executive services fee was adjusted to €2,900,000 per annum and effective June 1, 2016 was reduced to $300,000 per annum. On May 18, 2015, the Company entered into an amended and restated executive services agreement with Allseas, pursuant to which the duration of the agreement was converted from the fixed term of five years to indefinite unless terminated in accordance with the provisions of the agreement. If the respective agreement is terminated by Allseas either for “good reason” or as a result of “change in control”, as such terms are defined in the agreement, or terminated by the Company without “cause”, as defined in the agreement, Allseas will be entitled to receive (i) its fee payable through the “termination date”, as defined in the agreement, (ii) compensation equal to three years’ annual executive services fee then applicable, and (iii) 78,948 of the Company’s common shares, issued for no consideration on the date of termination. For the years ended December 31, 2014, 2015 and 2016, incentive compensation of $1,848,900, $0 and $0, respectively, was paid to Allseas for executive services and is included in the executive services fees presented in the table above.

As of December 31, 2015, $220,568 was due from Allseas, while as of December 31, 2016, $176,164 was due to Allseas.

(b)	Seacommercial: In January 2015, the Company’s vessel owning subsidiaries signed brokerage services agreements with Seacommercial. Pursuant to the agreements, effective January 2, 2015, Seacommercial provided full brokerage services in exchange for fees representing the 1.25% Charter Hire Commission and the 1.00% Vessel Commission.

Charter hire commissions charged by Seacommercial for the years ended December 31, 2015 and 2016, amounted to $437,817 and $24,931, respectively, and are included in Commissions in the consolidated statements of comprehensive income / (loss).

In the third quarter of 2015, following the sale of all of the issued and registered shares of the vessel-owning subsidiaries of the M/V Dream Seas, M/V Gentle Seas, M/V Peaceful Seas and M/V Friendly Seas to an entity controlled by Mr. Michael Bodouroglou, the Company proceeded with the payment of 1.00% Vessel Commission, or $632,000, to Seacommercial, which is included in Loss related to vessels held for sale in the consolidated statements of comprehensive income / (loss). In addition, an amount of $143,050 relating to 1.00% Vessel Commission on the sale of vessels M/V Pearl Seas, M/V Kind Seas, M/V Calm Seas and M/V Deep Seas is included in Loss related to vessels held for sale and paid to Seacommercial in January 2016 following the delivery of vessels to their new owners.

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

4.	Transactions with Related Parties - Continued

In December 2015, following the sale of the M/V Sapphire Seas and the M/V Diamond Seas, the Company proceeded with the payment of a 1.00% Vessel Commission, or $70,000, to Seacommercial, which is included in (Gain) / loss from sale of assets.

As of December 31, 2015 and 2016, the amounts due to Seacommercial were $12,104 and $0, respectively. Following the sale of the last of the Company’s vessels during 2016, the brokerage services agreements were terminated.

(c)	Granitis Glyfada Real Estate Ltd. ("Granitis") - Leasing: On September 13, 2007 and effective as of October 1, 2007, the Company entered into a rental agreement to lease office space in Athens, Greece, with Granitis, a company beneficially owned by the Company’s Chairman, President, Chief Executive Officer and Interim Chief Financial Officer. On October 1, 2012, the rental agreement was renewed for an additional term of 5 years, beginning October 1, 2012 and expiring September 2017, pursuant to which the monthly rental was €3,000, decreased to €1,500 as of June 2, 2016, plus 3.6% tax and adjusted annually thereafter for inflation increases in accordance with the official Greek inflation rate. Rent expense under this lease amounted to $49,001, $40,701 and $28,995 for the years ended December 31, 2014, 2015 and 2016, respectively, and is included in General and administrative expenses in the accompanying consolidated statements of comprehensive income / (loss).

(d)	Crewcare Inc. (“Crewcare”):

(1)	Manning Agency Agreements – Each of the Company’s ship-owning subsidiaries had a manning agency agreement with Crewcare, a company beneficially owned by the Company’s Chief Executive Officer, based in Manila, Philippines. Under the agreements, manning services were provided in exchange for a fixed monthly fee of $95 per seaman for all officers and crew who served on board each vessel, plus a recruitment fee of $120 per seaman, paid on a one-off basis. In addition, the agreements also provided for a fee of $30 per seaman for in-house training, and a fee of $50 per seaman for extra in-house training. The expenses incurred amounted to $441,499, $433,368 and $41,104 for the years ended December 31, 2014, 2015 and 2016, respectively, and are included in Vessels operating expenses in the accompanying consolidated statements of comprehensive income / (loss). Administrative services were also provided which represented payment of crew wages and related costs on behalf of the Company.

(2)	Cadetship Program Agreements – On October 5, 2013, Allseas on behalf of each of the Company’s ship-owning subsidiaries entered into a cadetship program agreement with Crewcare, pursuant to which Crewcare, at its own cost, was responsible for recruiting and training cadets to be assigned to the vessels. These services were provided in exchange for a lump sum fee of $5,000 per cadet employed on board the vessel for one-year on board training. The agreement had an initial term of one year with the option to renew for one more year by mutual agreement. The expenses incurred for the years ended December 31, 2014, 2015 and 2016, amounted to $360,000, $190,000 and $5,000, respectively, and are included in Vessels operating expenses in the accompanying consolidated statements of comprehensive income / (loss).

The balances due to Crewcare amounted to $1,247,676 and $161,740 as of December 31, 2015 and 2016, respectively. Following the sale of the last of the Company’s vessels during 2016, the manning and cadetship program agreements were terminated.

(e)	Milia Shipping Co. (“Milia”): On December 1, 2016, the Company entered into commercial services agreement with Milia, incorporated in Liberia in September 2012, which is the owner of the Liberian flag drybulk vessel M/V Mykonos Seas, and is beneficially owned by Mr. Michael Bodouroglou. The agreement has an initial term of five years and automatically extends for successive five year term, unless, in each case, at least 30 days advance written notice of termination is given by either party. In addition, the agreement may be terminated by either party for cause, as set forth in the agreement, on at least 30 days advance written notice. The agreement provides for the following:

(i) Chartering Commissions – The Company receives a commission fee of 2% on the gross freight, demurrage and charter hire collected from the employment of the vessel.

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

4.	Transactions with Related Parties - Continued

(ii) Sale & Purchase Commissions – A commission equal to 1% of the contract price, calculated in accordance with the relevant memorandum of agreement, of any vessel bought or sold on behalf of Milia, is payable to the Company.

Commercial services fees charged by the Company for the year ended December 31, 2016 amounted to $6,157 and are separately reflected in Commercial services fees – related party in the consolidated statements of comprehensive income / (loss). As of December 31, 2016, the amount due from Milia was $6,157 and is separately reflected in Due from related parties in the 2016 consolidated balance sheet.

5.	Advances for Vessels Under Construction

As discussed in Note 4, the Company sold all the issued and outstanding share capital of Amphitrite Shipping Inc. and Mirabel International Maritime Co. owning the shipbuilding contracts for the Ultramax newbuilding drybulk carriers with Hull numbers DY4050 and DY4052, respectively, to entities nominated by Allseas.

As of December 31, 2015, the Company had agreed with Jiangsu Yangzijiang Shipbuilding Co., or Yangzijiang, to extend the deliveries of its three Kamsarmax newbuilding drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142), to the third and fourth quarter of 2016, subject to certain conditions, at no extra cost to the Company. In October 2016, the Company received a cancellation notice from Yangzijiang. The prevailing market conditions, coupled with the financial condition of the Company, did not allow the Company to take delivery of the Kamsarmax newbuilding drybulk carrier with Hull number YZJ2013-1144 by September 30, 2016, the latest date to complete such vessel acquisition. Following the failure to take delivery of the Kamsarmax newbuilding drybulk carrier with Hull number YZJ2013-1144, Yangzijiang cancelled the contracts for all three Kamsarmax newbuilding drybulk carriers, pursuant to the terms of the ship-building contracts.

Following the above, an aggregate impairment loss of $11,615,889 was recorded and is included in Impairment loss in the 2016 accompanying consolidated statement of comprehensive income (refer to Note 8).

6.	Vessels, Net / Vessels Held for Sale

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value
Balance January 1, 2015	$457,244,533	$(88,211,560)	$369,032,973
Depreciation	-	(16,687,357)	(16,687,357)
Disposals	(165,075,995)	21,991,963	(143,084,032)
Transfer to Vessels Held for Sale	(147,153,000)	64,287,231	(82,865,769)
Impairment loss	(71,087,353)	18,619,723	(52,467,630)
Balance December 31, 2015	73,928,185	-	73,928,185
Disposals	(73,928,185)	-	(73,928,185)
Balance December 31, 2016	$-	$-	$-

In connection with the settlement agreement with Bank of Ireland dated January 7, 2016, discussed in Note 7, on December 1, 2015 the Company entered into a memorandum of agreement for the sale of the M/V Kind Seas to an unrelated third party. The M/V Kind Seas was delivered to her new owners in January 2016.

In connection with the settlement agreement with Nordea Bank Finland Plc dated March 9, 2016 discussed in Note 7, on March 17, 2016, the Company entered into memoranda of agreement, for the sale of the remaining six vessels of its operating fleet, the M/V Coral Seas, the M/V Golden Seas, the M/V Prosperous Seas, the M/V Priceless Seas, the M/V Proud Seas and the M/V Precious Seas, to an unrelated third party. The vessels were delivered to their new owners in March, April and May 2016.

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

7.	Long-Term Debt

The table below presents a breakdown of the Company’s long-term debt as of December 31, 2015 and 2016:

	2015	2016
(a) Commerzbank AG (August 12, 2011)	$25,912,500	$-
(b) Unicredit Bank AG (November 19, 2007)	13,885,750	-
(c) Bank of Ireland (March 30, 2009)	7,825,000	-
(d) Nordea Bank Finland Plc (May 6, 2014)	73,928,185	-
(e) Senior unsecured notes due 2021	25,000,000	16,517,275
(f) Convertible Note (issued in November 2016)	-	500,000
Total	$146,551,435	17,017,275
Less: related deferred financing costs	1,877,534	442,314
Total debt, net of deferred financing costs	$144,673,901	$16,574,961

Disclosed as follows in the Consolidated Balance Sheets
Liabilities associated with vessels held for sale	$47,587,119	$-
Current portion of long-term debt	97,086,782	16,574,961
Total	$144,673,901	$16,574,961

As of December 31, 2016, the minimum annual principal payments for the outstanding debt required to be made after the balance sheet date, are as follows:

To December 31,
2017	$500,000
2018	-
2019	-
2020	-
2021	16,517,275
Total	$17,017,275

(a)	Commerzbank AG (August 12, 2011): On December 8, 2015, the Company entered into an agreement with Commerzbank AG for the full and final settlement of the then outstanding principal amount of the respective facility of $38,237,500. According to the agreement, the facility was settled with the total net proceeds from the sale of the mortgaged vessels, namely the M/V Sapphire Seas, the M/V Diamond Seas and the M/V Pearl Seas, in line with the memoranda of agreement dated November 9, 2015. This resulted in a gain from debt extinguishment of $5,921,524, which includes unpaid and accrued interest until the date of sale of M/V Sapphire Seas and M/V Diamond Seas in December 2015 and is separately reflected in the 2015 consolidated statement of comprehensive loss.

(b)	Unicredit Bank AG (November 19, 2007): In January 2016, the Company agreed with Unicredit Bank AG to apply the total net proceeds from the sale of the M/V Deep Seas and the M/V Calm Seas, in line with the memoranda of agreement dated December 23 and December 30, 2015, towards the respective loan facility. In June 2016, the Company entered into an agreement with Unicredit Bank AG, pursuant to which, the Company was discharged from all of its obligations under the loan agreement in exchange for the payment of interest in the amount of $50,000.

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

7.	Long-Term Debt - Continued

(c)	Bank of Ireland (March 30, 2009): On January 7, 2016, the Company entered into an agreement with Bank of Ireland to apply the total net proceeds from the sale of the M/V Kind Seas, in line with the memorandum of agreement dated December 1, 2015, towards the respective loan facility, while the remaining principal amount of $4,384,750 would be treated as follows: i) $2,192,375 would be written-off, subject to certain conditions, and ii) $2,192,375, plus any accrued interest, would be converted into an unsecured PIK Note. The conversion occurred following the receipt of the net sale proceeds of the M/V Kind Seas and the application of such proceeds against the facility, in January 2016. On April 11, 2016, following a notice of cancellation of PIK Note sent by the Bank of Ireland, the Company was discharged from all of its obligations under the PIK Note.

(d)	Nordea Bank Finland Plc (May 6, 2014): On March 9, 2016, the Company entered into a settlement agreement with Nordea Bank Finland Plc for the full and final settlement of the then outstanding principal amount of the respective facility of $73,928,185. According to the agreement, the facility was settled with the total net proceeds from the sale of the mortgaged vessels, namely the M/V Coral Seas, the M/V Golden Seas, the M/V Prosperous Seas, the M/V Precious Seas, the M/V Priceless Seas and the M/V Proud Seas in line with the memoranda of agreement dated March 17, 2016. In addition, in accordance with the terms of the settlement agreement, the Company received $4,290,000 for settlement of vessels’ trading debt, which is separately reflected as other income in the 2016 consolidated statement of comprehensive income.

Following the completion of above agreements, a gain from debt extinguishment of $35,036,863 or $7.98 and $2.99 per basic and dilutive common share, respectively, which includes unpaid and accrued interest, was recognized and is included in gain from debt extinguishment in the 2016 consolidated statement of comprehensive income.

(e)	Senior unsecured notes due 2021: On August 8, 2014, the Company completed the offering of 1,000,000 senior unsecured notes due 2021 (“Notes”), pursuant to its effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. Financial Industry Regulatory Authority (“FINRA”) has designated the Notes as corporate bonds that are TRACE eligible under the symbol "PRGN4153414".

The indenture governing the Notes contains certain restrictive covenants, including limitations on asset sales and:

•	Limitation on Borrowings: Net borrowings not to exceed 70% of total assets.
•	Limitation on Minimum Net Worth: Net worth to always exceed $100,000,000.

As of December 31, 2016, the Company was not in compliance with the covenants described above.

In January 2016 and April 2016, the Company entered into exchange agreements with unrelated third parties, whereas the Notes holder exchanged 20,000 and 50,000 Notes, respectively, for shares of the Company’s Class A common shares.

In February 2016 and September 2016, the Company commenced an offer to exchange all Notes for its Class A common shares (the “Exchange Offer”). As part of the Exchange Offer, holders were also required to consent to the removal of certain covenants and sections of the Notes’ indenture (together with the Exchange Offer, “Exchange Offer and Consent Solicitation”). On March 18, 2016 and October 31, 2016, 184,721 and 84,588 Notes, respectively, were delivered and not validly withdrawn from the Exchange Offer.

In relation to the issued and outstanding Notes, the Company did not proceed with the interest payments since February 15, 2016, due to lack of liquidity.

Following the completion of the above exchange agreements and exchange offers, a gain from debt extinguishment of $7,275,746 or $1.66 and $0.62 per basic and dilutive common share, respectively, was recognized and is included in gain from debt extinguishment in the 2016 consolidated statement of comprehensive income.

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

7.	Long-Term Debt - Continued

Based on the Company’s cash flow projections for 2017, cash on hand and cash provided by operating activities will not be sufficient to cover scheduled interest payments relating to its Notes due in 2017. The Company is exploring several alternatives aiming to manage its working capital requirements and other commitments.

(f)	Convertible Notes: In January 2016, June 2016 and November 2016, the Company entered into securities purchase agreements with unrelated third parties, under which it authorized and issued convertible notes, each in the original principal amount of $500,000, convertible into common shares. The convertible notes issued in January and June 2016 were converted into 6,724,634 common shares, while the convertible note issued in November 2016 remained outstanding as of December 31, 2016. The note will mature on November 11, 2017 and bears interest at a rate of 8% per annum. The note is convertible into the Company’s Class A common shares at a conversion price equal to 65% of the lowest volume weighted average price of the Company’s Class A common shares during the 21 trading days prior to conversion date. The note includes customary event of default provisions, and provides for a default interest rate of 18%.

Other Information: As of December 31, 2016, the Company had no borrowing capacity.

The interest cost charged for the years ended December 31, 2014, 2015 and 2016 amounted to $7,451,854, $8,039,677 and $2,062,395, respectively.

The capitalized interest for the years ended December 31, 2014, 2015 and 2016 amounted to $1,618,836, $1,704,937 and $0, respectively.

The weighted average interest rate for the years ended December 31, 2014, 2015 and 2016 was 3.53%, 4.07% and 6.59%, respectively.

8.	Financial Instruments and Fair Value Disclosures

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade receivables, amounts due from related parties, prepaid expenses and other receivables. The principal financial liabilities of the Company consist of senior unsecured notes due 2021 and convertible note, trade accounts payable, amounts due to related parties and accrued liabilities.

(a) Interest rate risk: Following the sale of vessels, the Company is not exposed to movements in LIBOR. The Company entered into interest rate swap agreements in order to hedge its variable interest rate exposure, which were cancelled upon sale of vessels and settlement of related debt obligations.

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

(c) Fair value: The carrying values of cash and cash equivalents, restricted cash, trade receivables, prepaid expenses and other receivables, trade accounts payable, amounts due to related parties and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments.

FINRA has designated the Notes as corporate bonds that are TRACE eligible under the symbol "PRGN4153414". Since the transfer of listing of the Company’s Class A common shares from NASDAQ to the OTC Markets’ OTCQB Venture Market, no transactions occurred in relation to the Notes. Therefore, the fair value of the Notes is based on the latest Exchange Offer (Note 7) and is considered Level 2 item in accordance with the fair value hierarchy. As of December 31, 2016, the fair value of the Company’s Notes based on the latest Exchange Offer ratio (one Note for ten Class A common shares) of $2.79 per Note was $1,841,464 in the aggregate.

Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative gains / (losses) in the consolidated statements of comprehensive income / (loss) and shareholders’ equity are shown below:

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

8.	Financial Instruments and Fair Value Disclosures - Continued

Derivative Instruments – Balance Sheet Location

	December 31, 2015	December 31, 2016
	Fair Value	Fair Value
Balance Sheet Location
Derivatives not designated as hedging instruments
Interest rate swaps Current liabilities – Interest rate swaps	$18,700	$-
Total derivatives	$18,700	$-

Effect of Derivative Instruments not designated as hedging instruments

		Year Ended December 31,
	Location of Gain / (Loss) Recognized	2015	2016
Interest rate swaps – Fair value	Loss on derivatives, net	$522,090	$-
Interest rate swaps – Realized Loss	Loss on derivatives, net	(735,097)	-
Net loss on derivatives		$(213,007)	$-

Financial Instruments and Assets that are measured at fair value on a recurring basis

Interest rate swaps

Following the sale of vessels and settlement of related debt obligations, all interest rate swap agreements were terminated.

Financial Instruments and Assets that are measured at fair value on a non-recurring basis

Advances for vessels under construction:

During the year ended December 31, 2016, in accordance with the accounting guidance relating to long-lived assets held and used, the Company recognized an impairment loss of $11,615,889 on the advances for vessels under construction relating to the five newbuilding vessels with Hull numbers DY4050, DY4052, YZJ1144, YZJ1145 and YZJ1142.

During the year ended December 31, 2015, in accordance with the accounting guidance relating to long-lived assets held and used, the Company recognized an impairment loss on the advances for vessels under construction relating to the five newbuilding vessels with Hull numbers DY4050, DY4052, YZJ1144, YZJ1145 and YZJ1142.

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

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

8.	Financial Instruments and Fair Value Disclosures - Continued

Vessels, held for sale:

As of December 31, 2015, the Company reviewed the carrying amount in connection with the estimated recoverable amount for the vessels classified as held for sale. Due to the sale of vessels in 2016, the review indicated that such carrying amount was not recoverable and was written down to $13,740,200 and a loss of $69,125,569 was recorded and is included in Loss related to vessels held for sale in the 2015 accompanying consolidated statement of comprehensive loss. The fair value of the vessels was based on the memoranda of agreement and was considered to be determined through Level 2 inputs of the fair value hierarchy.

As of December 31, 2015 and 2016, the Company did not have any assets or liabilities measured at fair value on a recurring or non-recurring basis, other than the ones discussed above.

9.	Capital Structure

(a)	Common Stock:

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

Effective March 1, 2016, the Company effectuated a 38-for-1 reverse stock split on its issued and outstanding Class A common shares, which resulted in issuance of 6,092 Class A common shares to settle fractional shares adjustments. All share and per share amounts disclosed in the consolidated financial statements give effect to the respective stock split retroactively, for all the periods presented.

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

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

9.	Capital Structure - Continued

During 2016, pursuant to the convertible notes, Notes exchange agreements and exchange offers, discussed in Note 7, 9,600,786 Class A common shares were issued. In addition, as discussed in Note 4, 550,000 Class A common shares were issued to Loretto.

As of December 31, 2015 and 2016, the Company had a total of 664,458 and 10,821,336 Class A common shares outstanding, respectively, and no other class of shares outstanding.

(b)	Preferred Stock:

Under the amended and restated articles of incorporation, the Company's authorized preferred stock consists of 25,000,000 shares of preferred stock, par value $0.001 per share, and there was none issued and outstanding at December 31, 2015 and 2016.

10.	Share Based Payments

Equity incentive plan – March 26, 2014

On March 26, 2014, the Company adopted an equity incentive plan, under which the officers, key employees and directors of the Company will be eligible to receive options to acquire shares of Class A common shares. A total of 52,632 Class A common shares were reserved for issuance under the plan. The Board of Directors administers the plan. Under the terms of the plan, the Board of Directors are able to grant new options exercisable at a price per Class A common share to be determined by the Board of Directors but in no event less than fair market value as of the date of grant. The plan also permits the Board of Directors to award non-vested share units, non-qualified options, stock appreciation rights and non-vested shares.

(a)	Options

As of December 31, 2015, there were 2,800 options with an exercise price of $4,560 outstanding and exercisable, which vested in 2010 and expired in November 2016.

(b)	Non-vested share awards

As of December 31, 2015, there were 3,923 non-vested share awards which vested in 2016. A summary of the activity for non-vested share awards for the year ended December 31, 2016 is as follows:

	Number of Shares	Weighted Average Fair Value
Non-vested, December 31, 2015	3,923	$84.74
Vested	(3,923)	84.74
Non-vested, December 31, 2016	-	$-

Share based compensation amounted to $986,416, $966,915 and $322,813 for the years ended December 31, 2014, 2015 and 2016, respectively and is included in general and administrative expenses.

11.	Other Expenses

During 2014, 2015 and 2016, the Company recognized a charge of $250,283, $246,022 and $285,973, in relation to a special contribution. According to the Greek Law 4301/2014, the charge is a voluntary contribution calculated based on the carrying capacity of the Company’s fleet, and is payable annually for four fiscal years, until 2017. The special contribution is included in Other expenses in the accompanying consolidated statements of comprehensive income / (loss).

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

12.	Income Taxes

The Company and its subsidiaries are incorporated either in the Marshall Islands or Liberia and under the laws of the Marshall Islands and Liberia, are not subject to income taxes.

The Company is also subject to United States federal income taxation in respect of income that was derived from the international operation of ships and the performance of services directly related thereto ("Shipping Income"), unless exempt from United States federal income taxation.

If the Company does not qualify for the exemption from tax under Section 883, it will be subject to a 4% tax on its “U.S. source shipping income,” imposed without the allowance for any deductions. For these purposes, "U.S. source shipping income" means 50% of the shipping income that will be derived by the Company that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States. For 2014, 2015 and 2016, the Company qualified for the benefits of Section 883.

13.	Earnings / (Loss) per Share (“EPS”)

The following table sets forth the computation of basic and diluted net earnings / (loss) per share for the years ended December 31, 2014, 2015 and 2016:

Basic EPS – Class A Common Shares

The two class method EPS is calculated as follows:

	Years Ended December 31,
	2014	2015	2016
Numerator
Net income / (loss)	$(51,796,181)	$(268,707,322)	$23,786,352
Less: (Net income) / loss attributable to non-vested share awards	832,333	4,606,096	(20,977)
Net income / (loss) attributable to common shareholders	$(50,963,848)	$(264,101,226)	$23,765,375

Denominator
Weighted average common shares outstanding, basic	613,844	644,260	4,392,688
Effect of convertible note, if converted to common shares	-	-	7,326,007
Weighted average common shares outstanding, diluted	613,844	644,260	11,718,695

Net income / (loss) per common share, basic	$(82.84)	$(409.93)	$5.41

Net income / (loss) per common share, diluted	$(82.84)	$(409.93)	$2.03

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

Weighted Average Shares – Diluted - In calculating diluted EPS, the Company includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In calculating diluted LPS, the following dilutive securities are included in the shares outstanding unless their effect is anti-dilutive:

•	Unvested share awards outstanding under the Company’s Stock Incentive Plan
•	Class A common shares issuable upon exercise of the Company’s outstanding convertible note

The Company excluded the dilutive effect of 2,800 stock option awards in 2014 and 2015, and 3,923 and 9,172 non-vested share awards in 2015 and 2014, respectively, in calculating dilutive LPS for its Class A common shares as their effect was anti-dilutive.

Paragon Shipping Inc.

Notes to Consolidated Financial Statements

(Expressed in United States Dollars – except for share data)

14.	Commitments and Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any claim or contingent liability, which is reasonably possible and should be disclosed or probable and for which a provision should be established in the accompanying financial statements.

Rental Expense

In relation to the rental agreement with Granitis as discussed in Note 4, fixed future minimum non-cancelable rent commitments as of December 31, 2016, based on the Euro/U.S. dollar exchange rate of €1.0000:$1.0525 as of December 30, 2016, amount to:

For the year ending	Amount
December 31, 2017	$13,085
Total	$13,085

15.	Subsequent Events

Convertible Note

Pursuant to the securities purchase agreement we entered into in November 2016 with an unrelated third party (Note 7), 11,083,092 Class A common shares were issued.

